Form 20-F
period 2013-12-31
ABENGOA, S.A.
filed 2014-03-19
CIK 1161785

Use these links to rapidly review the document
TABLE OF CONTENTS1
TABLE OF CONTENT2
TABLE OF CONTENTS3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to .

Commission file number: 001-34609

ABENGOA, S.A.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant's name into English)
Kingdom of Spain
(Jurisdiction of incorporation or organization)
Campus Palmas Altas
C/ Energía Solar 1
41014, Seville, Spain
Tel: + 34 954 93 71 11
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class B Shares, par value €0.01 per share American Depositary Shares, each representing Five Class B Shares	NASDAQ Global Select Market NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 741,116,971 Class B shares.

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No

           If this report is an annual or transaction report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes    ☒ No

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes    ☐ No

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes    ☐ No

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

           If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

ABENGOA, S.A.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

        This annual report includes forward looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other comparable terminology.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward looking statements. Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments in the section entitled "Item 4.B—Business" for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

  •
  Changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business;

  •
  Difficult conditions in the global economy and in the global markets; changes in interest rates;

  •
  Changes in inflation rates; changes in prices, including increases in the cost of energy and oil and other operating costs;

  •
  Decreases in government expenditure budgets and reductions in government subsidies;

  •
  Changes to national and international laws and policies that support renewable energy sources;

  •
  Inability to improve competitiveness of our renewable energy services and products;

  •
  Decline in public acceptance of renewable energy sources;

  •
  Legal challenges to regulations, subsidies and incentives that support renewable energy sources;

  •
  Extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation;

  •
  Our substantial capital expenditure and research and development requirements;

  •
  Management of exposure to credit, interest rate, exchange rate, supply and commodity price risks;

  •
  The termination or revocation of our operations conducted pursuant to concessions;

  •
  Reliance on third party contractors and suppliers;

  •
  Acquisitions or investments in joint ventures with third parties;

  •
  Unexpected adjustments and cancellations of our backlog of unfilled orders;

  •
  Inability to obtain new sites and expand existing ones;

  •
  Failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

  •
  Insufficient insurance coverage and increases in insurance cost;

  •
  Loss of senior management and key personnel; unauthorized use of our intellectual property and claims of infringement by us of others intellectual property;

  •
  Our substantial indebtedness;

  •
  Our ability to generate cash to service our indebtedness changes in business strategy;

  •
  Adverse reactions in financial markets related to decisions on spending by the U.S. goverment, including continuing appropriations by Congress and the automatic budget cuts (or sequestration) established by the Budget Control Act of 2011; potential or actual default by the United States government on Treasury securities; and actual or potential downgrades to the sovereign credit rating of the United States; and

  •
  Various other factors, including those factors discussed under "Item 3.D—Risk Factors" herein.

        The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we reference in this annual report and have filed as exhibits to this annual report, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

CURRENCY PRESENTATION AND DEFINITIONS

        In this annual report, all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, and all references to "U.S. Dollar" and "$" are to the lawful currency of the United States.

Definitions

        Unless otherwise specified or the context requires otherwise in this annual report:

  •
  references to "Abengoa," "Group," "we," "us", "the Company" and "our" refer to Abengoa, S.A., together with its subsidiaries unless the context otherwise requires;

  •
  references to "Consolidated Financial Statements" refer to the audited Consolidated Financial Statements of Abengoa and its subsidiaries as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

  •
  references to "backlog" refer principally to projects, operations and services for which we have signed contracts and in respect of which we have received non-binding commitments from customers or other operations within our Group, where the related revenues are not eliminated in consolidation. Commitments may be in the form of written contracts for specific projects, purchase orders, subscriptions or indications of the amount of time and materials we need to make available for customers' projects. Our backlog includes expected revenue based on engineering and design specifications that may not be final and could be revised over time, and also includes expected revenue for government and maintenance contracts that may not specify actual monetary amounts for the work to be performed. For these contracts, our backlog is based on an estimate of work to be performed, which is based on our knowledge of our customers' stated intentions or our historic experience. We do not include in backlog expected future sales from our concession activities, such as energy sales, transmission and water sales or commodity sales. Our definition of backlog may not necessarily be the same as that used by other companies engaged in activities similar to ours. As a result, the amount of our backlog may not be comparable to the backlog reported by such other companies;

  •
  references to the "Befesa Sale" refer to Abengoa's sale of 100% of Abengoa's shares in its subsidiary, Befesa Medio Ambiente, S.L.U. ("Befesa"), to funds advised by Triton Partners;

  •
  references to the "Cemig Sales" refer to (i) the sale by Abengoa of 100% of the shareholding of NTE Nordeste Transmissora de Energia S.A. ("NTE") and 50% of the shareholding of União de Transmissoras de Energia Elétrica Holding S.A. ("UNISA") to Transmissão Aliança de Energia Elétrica S.A. ("TAESA"), an affiliate of Companhia Energetica de Minas Gerais, S.A. ("Cemig"), which occurred on November 30, 2011 (the "First Cemig Sale") and (ii) the sale of our remaining 50% interest in UNISA, which occurred on June 30, 2012 (the "Second Cemig Sale"), which are described in more detail in Note 6 to our Consolidated Financial Statements;

  •
  references to "Concession-Type Infrastructures" or "Concession-Type Infrastructures activity" refer to the operation by us of assets under long-term arrangements, such as "take or pay" contracts, feed-in and ad hoc tariffs or power or water purchase agreements;

  •
  references to "Deposit Agreement" refer to the deposit agreement entered into on October 16, 2013 between Citibank, N.A., as depositary, us and all owners and holders from time to time of the ADSs issued thereunder. The rights of the holders of ADSs are governed by the Deposit Agreement;

  •
  references to "Engineering and Construction" or our "Engineering and Construction activity" refer to our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others;

  •
  references to "IFRIC 12" refer to International Financial Reporting Interpretations Committee's Interpretation 12—Service Concessions Arrangements;

  •
  references to "IFRS as issued by the IASB" refer to International Financial Reporting Standards as issued by the International Accounting Standards Board;

  •
  references to "Industrial Production" or our "Industrial Production activity" refer to our traditional activity in the development and production of biofuels and, only until the Befesa Sale, providing a variety of recycling services to industrial customers;

  •
  references to "non-recourse subsidiaries" refer to our subsidiaries through which we engage in projects involving the design, construction, financing, operation and maintenance of large scale, complex operational assets or infrastructures, which are either owned by such subsidiaries or held under concession for a period of time. The projects undertaken by these non-recourse subsidiaries are initially financed through non-recourse, medium-term bridge loans and later by non-recourse project finance. The assets and liabilities, results of operations, and cash flows of our non-recourse subsidiaries are consolidated in our Consolidated Financial Statements;

  •
  references to "OECD" refer to the Organization of Economic Co-operation and Development, an international organization of 34 member countries consisting of advanced economies;

  •
  references to "Plan" refer to the senior management share purchase plan approved by the Board of Directors of Abengoa and by shareholders at an Extraordinary General Shareholders' Meeting on October 16, 2005;

  •
  references to "Plan Two" refer to the variable pay scheme for the senior management approved by the Board of Directors of Abengoa on July 24, 2006 and December 11, 2006;

  •
  references to "Plan Three" refer to the variable pay scheme for directors approved by the Board of Directors of Abengoa on January 24, 2011;

  •
  references to "R&D&i" refer to our research and development and innovation;

  •
  references to "t" and "tons" are to metric tons (one metric ton being equal to 1,000 kilograms or 2,205 pounds);

  •
  references to "total net fixed assets" refer to the sum of intangible assets and property, plant and equipment, and fixed assets and projects, net of depreciation, amortization and provisions for impairment charges;

  •
  references to the "2005 Credit Facility" refer to the €600 million commercial credit facility granted to us by a syndicate of lenders under an agreement executed on July 20, 2005 which matured and was repaid and extinguished on July 20, 2012; and

  •
  references to the "2006 Credit Facility" refer to the €600 million commercial credit facility granted to us by a syndicate of lenders under an agreement executed on June 29, 2006 which matured and was repaid and extinguished on July 20, 2012.

PRESENTATION OF FINANCIAL INFORMATION

        The selected financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 is derived from, and qualified in its entirety by reference to our Consolidated Financial Statements, which are included elsewhere in this annual report, which are prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2011 and as of and for the year ended December 31, 2010 is derived from, and qualified in its entirety by reference to our Consolidated Financial Statements and related notes for the years ended December 31, 2012, 2011 and 2010 included in the final prospectus for our initial public offering in the United States as filed with the Securities and Exchange Commission (the "SEC") on October 17, 2013. The selected financial information as of and for the year ended December 31, 2009 was prepared in accordance with IFRS as issued by the IASB, using as a basis our consolidated financial statements prepared in accordance with IFRS as adopted by the European Union for that year, which are not included herein. There are no differences applicable to the Company, between IFRS as issued by the IASB and IFRS as adopted by the EU for any of the periods presented.

        Certain numerical figures set out in this annual report, including financial data presented in millions or thousands and percentages describing market shares, have been subject to rounding adjustments, and, as a result, the totals of the data in this annual report may vary slightly from the actual arithmetic totals of such information. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in "Operating and Financial Review and Prospects" are calculated using the numerical data in our Consolidated Financial Statements or the tabular presentation of other data (subject to rounding) contained in this annual report, as applicable, and not using the numerical data in the narrative description thereof.

Application of IFRS 10 and 11

        IFRS 10 and 11 came into effect on January 1, 2013 under IFRS as issued by the IASB and were initially applied in our Interim Consolidated Financial Statements as of June 30, 2013 included in the final prospectus for our initial public offering in the United States as filed with the SEC on October 17, 2013. The main impacts of the application of the new standards relate to the de-consolidation of companies that do not fulfill the conditions of effective control during the construction phase, now recorded under the equity method, and to the elimination of the proportional consolidation of joint ventures, with the equity method being obligatory for recording our interest in the relevant entities. According to the terms and requirements established in IAS 8 'Accounting policies, changes in accounting estimates and errors', the above standards and amendments were retrospectively applied, recasting the comparison information presented for the year

2012. The above standards and amendments have already been applied in the Consolidated Financial statements as of December 31, 2012, presented in the final prospectus for our initial public offering in the United States. Financial information as of and for the years ended December, 31, 2011, 2010 and 2009 have not been recasted according to the transition guidance of IFRS 10. Consequently, the comparative information presented for the years 2011, 2010 and 2009 is not comparable with the more recent periods presented.

Befesa Sale

        On June 13, 2013, we entered into a share purchase agreement for the sale of 100% of our shares in our subsidiary Befesa (the "Befesa Sale") to funds advised by Triton Partners (the "Triton Funds"). After customary net debt adjustments and subject to certain adjustments, total consideration to us amounts to €620 million which is comprised of €348 million total cash, of which a payment of €331 million was received at closing and deferred compensation of €17 million (including €15 million in escrow pending resolution of ongoing litigation and a €2 million long-term receivable from a Befesa customer), a €48 million subordinated vendor note with a five-year maturity and a €225 million (par value) subordinated convertible instrument with a 15-year maturity (subject to two five-year extensions) accruing interest of 6 month Euribor in effect at closing date plus a 6% spread and which, upon the occurrence of certain triggering events including, but not limited to, Befesa's failure to meet certain financial targets or the exit of the Triton Funds from Befesa, may be converted into approximately 14% of the shares of Befesa (subject to certain adjustments). The share purchase agreement contains a two-year non-compete provision concerning Befesa's activities.

        On July 15, 2013, we received €331 million of cash proceeds corresponding to the price agreed for the shares and the sale of the transaction was definitely closed. The gain for the sale amounted to €0.4 million and is included in "Results for the year from discontinued operations, net of taxes" in the Consolidated Income Statement.

        Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading (profit for the year from discontinued operations, net of tax) in our Consolidated Financial Statements. Likewise, the consolidated income statements for the years ended December 31, 2012, 2011, 2010 and 2009 also include the results of Befesa under a single heading. The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

Non-GAAP Financial Measures

        This annual report contains non-GAAP financial measures and ratios, including Consolidated EBITDA, Corporate EBITDA, Gross Corporate Debt, Net Corporate Debt and constant currency presentation, that are not required by, or presented in accordance with, IFRS as issued by the IASB.

  •
  Consolidated EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net and depreciation, amortization and impairment charges of Abengoa, S.A. and its subsidiaries.

  •
  Gross Corporate Debt consists of our (i) long-term debt (debt with a maturity of greater than one year) incurred with credit institutions, plus (ii) short-term debt (debt with a maturity of one year or less) incurred with credit institutions, plus (iii) notes, obligations, promissory notes, financial leases and any other such obligations or liabilities, the purpose of which is to provide finance and generate a financial cost for us, plus (iv) obligations relating to guarantees of third-party obligations (other than intra-Group guarantees), but excluding any non-recourse debt.

  •
  Net Corporate Debt consists of Gross Corporate Debt, excluding obligations relating to guarantees of third parties (other than intragroup guarantees), less total cash and cash equivalents (excluding non-recourse cash and cash equivalents), and short-term financial investments at the end of each period (excluding non-recourse short-term financial investments).

        We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

        Some of the limitations of these non-GAAP measures and ratios are:

  •
  they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Consolidated EBITDA does not reflect any cash requirements that would be required for such replacements;

  •
  some of the exceptional items that we eliminate in calculating Consolidated EBITDA reflect cash payments that were made, or will be made in the future; and

  •
  the fact that other companies in our industry may calculate Consolidated EBITDA, Corporate EBITDA, Gross Corporate Debt and Net Corporate Debt differently than we do, which limits their usefulness as comparative measures.

        In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation.

Sale of Brazilian Transmission Line Assets

        We sold, in two portions pursuant to three share purchase agreements, 100% of certain Brazilian transmission line assets to TAESA, an affiliate of Cemig.

        On June 2, 2011, Abengoa Concessões Brasil Holding S.A. ("Abengoa Concessões") entered into an agreement with TAESA to sell 50% of its shareholding in a newly formed entity, named UNISA, to which Abengoa Concessões contributed 100% of its interests in four project companies that it controls and that hold power transmission line concessions in Brazil. These four project companies are STE, ATE, ATE II and ATE III. In addition, on June 2, 2011, Abengoa Concessões and Abengoa Construção Brasil Ltda. entered into an agreement with TAESA to sell 100% of the share capital of NTE, another project company that holds a power transmission line concession in Brazil. The sales corresponding to the sale of 100% of the shareholding of NTE and 50% of the shareholding of UNISA are referred to herein as the "First Cemig Sale." The First Cemig Sale closed on November 30, 2011 and, accordingly, is fully reflected in our historical statement of financial position as of and for the year ended December 31, 2011.

        As consideration for the First Cemig Sale, upon closing we received the equivalent of approximately €479 million in net cash proceeds in Brazilian reais and reduced our net consolidated debt by approximately €642 million on our statement of financial position as of December 31, 2011. For the year ended December 31, 2011, we recorded a net gain from the sale of €45 million reflected in the "Other operating income" line item in our consolidated income statement (€43 million after taxes) resulting from the First Cemig Sale. The share purchase agreements for each of UNISA and NTE in respect of the First Cemig Sale provided for a post-closing price adjustment to be paid following the preparation of the audited financial statements of the relevant project companies taking into account, among other variables, changes in the share capital thereof and any dividends or distributions made between signing and closing. No such adjustments were required to be paid under the terms of the share purchase agreements with respect to the First Cemig Sale.

        In addition to the First Cemig Sale, we signed an agreement with TAESA on March 16, 2012 to sell our remaining 50% interest in UNISA, thereby completing the divestment of certain Brazilian transmission line concession assets (STE, ATE, ATE II and ATE III) (the "Second Cemig Sale," and collectively with the First Cemig Sale, the "Cemig Sales"). On June 30, 2012, all the conditions necessary to close the transaction were fulfilled, and on July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from the Second Cemig Sale of €4.5 million is reflected in the "Other operating income" line item in our consolidated income statement for the year ended December 31, 2012. The Second Cemig Sale includes a post-closing adjustment mechanism similar to that described above relating to the First Cemig Sale, and we similarly do not expect any significant post-closing adjustment to be payable.

        In the consolidated income statement for the years ended December 31, 2013, 2012 and 2011 included in the Consolidated Financial Statements, the profits and losses of NTE and the four project companies we contributed to UNISA (STE, ATE, ATE II and ATE III) are fully consolidated until November 30, 2011. Following such date through December 31, 2011, we included our 50% share in the profits and losses of UNISA following the proportional consolidation method. In our consolidated income statement for the year ended December 31, 2012, the profits and losses of the four project companies are recorded under the equity method as a result of the retrospective application of IFRS 11 from January 1, 2012 until June 30, 2012, when the Second Cemig Sale closed.

Divestment of Telvent GIT, S.A.

        As of December 31, 2010 and during part of the year 2011 we held a 40% shareholding in Telvent GIT, S.A. and its subsidiaries ("Telvent"). Despite partially reducing our share ownership in Telvent during 2009 through the sale of 7,768,844 ordinary shares for a total amount of €119 million, we remained the largest shareholder and our 40% shareholding, along with our control of certain treasury shares held by Telvent, permitted us to exercise de facto control over Telvent and therefore Telvent's financial information was fully consolidated with our consolidated financial statements for the year ended December 31, 2010 and during the period of 2011 in which we had control over Telvent. On June 1, 2011, we announced the sale of our investment in Telvent (the "Telvent Disposal"), in which we sold our 40% shareholding in Telvent to Schneider Electric S.A. ("SE"). Following the agreement to sell, SE launched a tender offer to acquire all of the remaining Telvent shares. SE launched the tender offer to acquire all Telvent shares at a price of $40 per share in cash, which valued the business at € 1,360 million, or a premium of 36%, to Telvent's average share price over the previous 90 days prior to the announcement of the offer. On September 5, 2011, following completion of the customary closing conditions and the receipt of regulatory approvals, the transaction was completed. Our cash proceeds from the Telvent Disposal were €391 million and consolidated net debt reduction was €

725 million. In addition, we recorded a gain which is included in the €91 million profit from discontinued operations as reflected on our income statement for the year ended December 31, 2011. As a result, taking into account the significance of Telvent to us, Telvent was treated as discontinued operations in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and the results obtained from this sale are included under a single heading, "Profit after tax from discontinued operations," in the consolidated income statement for the year 2011, together with the results generated by Telvent until the moment of its sale, and the consolidated income statement for 2010 has been recasted to present Telvent as discontinued operations. The Telvent Disposal also resulted in the removal of our Information Technologies segment. See Note 7 to our Annual Consolidated Financial Statements included elsewhere in this annual report.

Commencement of Operations of Projects

        The comparability of our results of operations is significantly influenced by the volume of projects that become operational during a particular year. The number of projects becoming operational and the length of projects under construction significantly impact our revenue and operating profit, as well as our consolidated profit after tax during a particular period, which makes the comparison of periods difficult.

        The following table sets forth the principal projects that commenced operations during each of the years ended December 31, 2013, 2012 and 2011, including the quarter in which operations began.

Segment	Project	2011	2012	2013
Transmission	ATN	1st quarter
	Manaus (Brazil)			1st quarter
Biofuels	Salamanca (Spain)—Waste to Biofuels plant			2nd quarter
Water	Tlemcem-Honaine Plant (Algeria)	4th quarter
	Qingdao (China)			1st quarter
Solar	Solar Power Plant One (Algeria)	3rd quarter
	Helioenergy 1 (Spain)	3rd quarter
	Helioenergy 2 (Spain)		1st quarter
	Solacor 1 (Spain)		1st quarter
	Solacor 2 (Spain)		1st quarter
	Helios 1 (Spain)		2nd quarter
	Solaben 3 (Spain)		2nd quarter
	Solaben 2 (Spain)		4th quarter
	Helios 2 (Spain)		3rd quarter
	Shams (UAE)			1st quarter
	Solaben 1-6 (Spain)			4th quarter
	Solana (USA)			4th quarter
Cogeneration	Tabasco (Mexico)			2nd quarter

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Consolidated and Other Financial and Operating Data

        The following tables present selected consolidated financial and business level information for Abengoa, S.A. as of and for each of the years ended December 31, 2013, 2012, 2011, 2010 and 2009.

        The selected financial information as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 is derived from, and qualified in its entirety by reference to, our Consolidated Financial Statements and related notes, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. The selected financial information as of December 31, 2011 and as of and for the year ended December 31, 2010 is derived from, and qualified in its entirety by reference to our Consolidated Financial Statements and related notes for the years ended December 31, 2012, 2011 and 2010 included in our final prospectus for our initial public offering in the United States filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933 on October 17, 2013. The selected financial information as of and for the year ended December 31, 2009 set forth below has been prepared in accordance with IFRS as issued by the IASB, using as a basis our Consolidated Financial Statements prepared in accordance with IFRS as adopted by the EU for this year, which are not included herein. There are no differences, applicable to the Company, between IFRS as issued by the IASB and IFRS as adopted by the EU for any of the periods presented.

        The selected consolidated financial information as of and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected consolidated financial information together with our Consolidated Financial Statements and notes thereto, included elsewhere in this annual report.

        The following tables should be read in conjunction with "Item 5.A—Operating Results", and our Consolidated Financial Statements and related notes included elsewhere in this annual report.

	Year ended December 31,
	2013	2012(1)(2)	2011(2)	2010(2)(3)	2009(2)(3)
	(€ in millions)
Consolidated Income Statement Data
Revenue	7,356.5	6,312.0	6,689.2	4,360.0	3,039.3
Changes in inventories of finished goods and work in progress	7.7	19.7	64.1	24.1	(22.5)
Other operating income	447.0	485.2	598.5	751.6	1,164.6
Raw materials and consumables used	(4,458.1)	(4,241.2)	(4,656.1)	(3,257.2)	(2,667.0)
Employee benefit expense	(758.4)	(709.6)	(610.4)	(507.8)	(388.1)
Depreciation, amortization and impairment charges	(571.2)	(422.0)	(230.6)	(228.7)	(255.2)
Other operating expenses	(1,229.5)	(917.5)	(922.2)	(662.6)	(644.7)

Operating profit	794.0	526.6	932.5	479.5	226.4

Finance income	64.6	84.1	105.4	79.9	23.4
Finance expense	(661.7)	(544.9)	(573.8)	(367.9)	(180.4)
Net exchange differences	(4.2)	(35.8)	(28.2)	(18.3)	73.2
Other financial income/(expense) net	(120.5)	(158.0)	(170.3)	(17.7)	(40.2)

Finance expense, net	(721.8)	(654.6)	(666.9)	(324.0)	(124.0)

Share of (loss)/profit of associates	(5.2)	17.6	4.0	8.5	10.5

Profit/(loss) before income tax	67.0	(110.4)	269.6	164.0	112.8

Income tax benefit/(expense)	43.9	171.9	(3.2)	17.4	(22.6)

Profit/(loss) for the year from continued operations	110.9	61.5	266.4	181.4	90.2

Profit/(loss) for the year from discontinued operations, net of tax	(0.6)	32.5	129.1	81.9	112.5

Profit for the year	110.3	94.0	395.5	263.3	202.7

Profit attributable to non-controlling interest from continued operations	(8.9)	(37.3)	(18.6)	(53.5)	(9.7)
Profit attributable to non-controlling interest from discontinued operations	0.0	(1.3)	(2.8)	(2.7)	(22.7)

Profit for the year attributable to the parent company	101.4	55.4	374.1	207.2	170.3

Weighted average number of ordinary shares outstanding (thousands)(4)	595,905	538,063	466,634	452,349	452,349
Basic earnings per Share from continued operations (€ per share)	0.17	0.04	0.53	0.28	0.18
Basic earnings per Share from discontinued operations (€ per share)	0.00	0.06	0.27	0.18	0.20
Basic earnings per share attributable to the parent company (€ per share)	0.17	0.10	0.80	0.46	0.38
Weighted average number of ordinary shares outstanding (thousands)(4)	595,905	538,063	466,634	452,349	452,349
Warrants adjustments (average weighted number of shares outstanding since issue)(4)	19,995	20,021	3,348	—	—
Diluted earnings per Share from continued operations (€ per share)	0.16	0.04	0.53	n/a(* )	n/a(* )
Diluted earnings per Share from discontinued operations (€ per share)	0.00	0.06	0.27	n/a(* )	n/a(* )
Diluted earnings per share attributable to the parent company (€ per share)	0.16	0.10	0.80	n/a(* )	n/a(* )
Dividend paid per share (€ per share)(5)	0.072	0.070	0.040	0.038	0.036

*
Diluted earnings per share equals basic earnings per share for these periods.

	As of December 31,
	2013	2012(1)	2011	2010	2009
Consolidated Statement of Financial Position Data
Non-current assets:
Intangible assets	842.1	1,556.7	1,290.5	1,793.5	1,490.9
Property, plant and equipment	1,273.6	1,431.6	1,502.9	1,640.3	1,864.2
Fixed assets in projects	9,914.3	7,786.0	7,782.5	5,744.8	3,623.3
Investments in associates carried under the equity method	835.7	920.1	51.3	48.6	81.6
Financial investments	761.2	479.8	405.3	437.8	261.6
Deferred tax Assets	1,281.1	1,148.3	939.7	885.7	672.1

Total non-current assets	14,908.0	13,322.6	11,972.2	10,550.6	7,993.7

Current assets:
Inventories	331.0	426.8	384.9	385.0	345.6
Clients and other receivables	1,870.0	2,271.3	1,806.3	2,141.4	2,002.2
Financial investments	925.8	900.0	1,013.9	913.6	482.0
Cash and cash equivalents	2,951.7	2,413.2	3,738.1	2,983.2	1,546.4
Assets held for sale	166.4	—	—	—	—

Total current assets	6,244.9	6,011.3	6,943.2	6,423.3	4,376.2

Total assets	21,152.8	19,333.9	18,915.4	16,973.9	12,369.9

Total equity	1,893.0	1,860.4	1,848.0	1,630.3	1,171.1
Non-current liabilities:
Long-term non-recourse project financing	5,736.2	4,679.0	4,983.0	3,557.9	2,748.0
Long-term corporate financing	4,735.1	4,356.4	4,149.9	4,441.7	2,662.0
Other liabilities	1,348.1	1,067.4	1,028.2	952.2	747.7

Total non-current liabilities	11,819.4	10,102.8	10,161.1	8,951.8	6,157.7

Current liabilities:
Short-term non-recourse project financing	584.8	577.8	407.1	492.1	185.4
Short-term corporate financing	919.3	590.4	918.8	719.9	637.5
Other liabilities	5,815.0	6,202.6	5,580.4	5,179.8	4,218.2
Liabilities held for sale	121.3	—	—	—	—

Total current liabilities	7,440.4	7,370.7	6,906.3	6,391.8	5,041.1

Total equity and liabilities	21,152.8	19,333.9	18,915.4	16,973.9	12,369.9

Cash Flow

	Year ended December 31,
	2013	2012(1)(2)	2011(2)	2010(2)(3)	2009(2)(3)
Consolidated Cash Flow Statement Data
Gross cash flows from operating activities
Profit fot the period from continuing operations	110.9	61.5	266.4	181.4	90.2
Adjustments to reconcile consolidated after-tax profit to net cash generated by operating activities	888.0	709.6	548.6	339.5	425.1
Variations in working capital and other items	(258.3)	(169.4)	423.5	200.5	99.2

Total net cash flow generated by (used in) operating activities	740.6	601.7	1,238.5	721.4	614.5

Net cash flows from investment activities
Investments	(2,400.2)	(3,049.1)	(3,115.9)	(2,132.4)	(1,974.0)
Disposals	512.7	410.5	1,064.0	175.7	335.3

Total net cash flows used in investment activities	(1,887.5)	(2,638.6)	(2,051.9)	(1,956.7)	(1,638.7)

Net cash flows generated by finance activities	1,886.5	845.1	1,676.0	2,632.9	1,082.9

Net increase/(decrease) in cash and cash equivalents	739.7	(1,191.9)	862.6	1,397.6	58.7
Cash and cash equivalents at the beginning of the year	2,413.2	3,723.2	2,983.2	1,546.4	1,333.7
Discontinued operations	(81.0)	(51.7)	(112.9)	(8.5)	76.6
Currency translation difference on cash and cash equivalents	(120.2)	(66.4)	5.2	47.6	77.5

Cash and cash equivalents at the end of the year	2,951.7	2,413.2	3,738.1	2,983.2	1,546.4

Business and Geographic Activity Data

	Year ended December 31,
	2013	2012(1)(2)	2011(2)
Consolidated Revenue by Activity
Engineering and Construction	4,808.5	3,780.6	4,023.9

Engineering and Construction	4,472.8	3,477.8	3,710.6
Technology and Other	335.7	302.8	313.3
Concession-Type Infrastructures	518.9	393.1	440.3

Solar	321.0	281.6	131.5
Transmission	66.6	37.6	237.6
Water	40.2	20.7	21.0
Co-generation and other	91.1	53.2	50.1
Industrial Production	2,029.1	2,138.2	2,225.0

Biofuels	2,029.1	2,138.2	2,225.0

Total revenue	7,356.5	6,312.0	6,689.2

	Year ended December 31,
	2013	2012(1)(2)	2011(2)
Consolidated Revenue by Geography
Spain	1,163.2	938.3	1,945.8
United States and Canada	2,045.3	2,078.5	1,346.0
Europe (excluding Spain)	863.3	877.8	727.7
Brazil	726.0	986.6	1,471.7
Latin America (excluding Brazil)	1,392.2	1,026.2	756.9
Other regions	1,166.5	404.6	441.1

Total revenue	7,356.5	6,312.0	6,689.2

Non GAAP Financial Data

	Year ended December 31,
	2013	2012(1)(2)	2011(2)
	(unaudited)
Consolidated EBITDA by Activity
Engineering and Construction	806.5	623.9	707.2

Engineering and Construction	593.3	475.5	511.2
Technology and Other	213.2	148.4	196.0
Concession-Type Infrastructures	317.7	233.6	303.7

Solar	200.3	203.4	92.9
Transmission	42.6	15.7	193.2
Water	28.1	11.6	10.3
Co-generation and other	46.7	2.9	7.2
Industrial Production	240.9	91.1	152.1

Biofuels	240.9	91.1	152.1

Consolidated EBITDA(6)	1,365.1	948.6	1,163.0

(1)
In the interim consolidated financial statements of Abengoa and its subsidiaries as of June 30, 2013, prepared in accordance with IFRS as issued by the IASB and included in our final prospectus for our initial public offering in the United States filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933 on October 17, 2013, the Group applied IFRS 10 and 11 that came into effect on January 1, 2013 under IFRS-IASB. According to the terms and requirements established in IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and to the specific transition guidance of the new standards, we recasted the financial information as of and for the year ended December 31, 2012 In the final prospectus and the recasted financial information is included herein. Financial information for prior periods was not recasted there in or herein for IFRS 10 and 11 according to the transition guidance and consequently is not comparable with other periods presented. See "Presentation of Financial Information" and Note 2.1.1 to our Consolidated Financial Statements.

(2)
On July 15, 2013, we closed the sale of 100% of our shares in our subsidiary Befesa. On that date, we received €331 million of cash proceeds. Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation to in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations." In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading (profit for the year from discontinued operations, net of tax) in our Consolidated Financial Statements and under separate line items in the consolidated cash-flow statement for the year 2013. Likewise, the consolidated income statement for the years ended December 31, 2012, 2011, 2010 and 2009 also includes the results of Befesa under a single heading (see "Presentation of Financial Information" and Note 7 to our Consolidated Financial Statements). The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

(3)
As of December 31, 2010 and during part of the year 2011, we held a 40% shareholding in Telvent. Despite partially reducing our share ownership in Telvent during 2009, we remained the largest shareholder and our 40% shareholding, along with our control of certain treasury shares held by Telvent, permitted us to exercise de facto control over Telvent. Therefore Telvent's financial information was fully consolidated with our consolidated financial statements for the year ended December 31, 2010 and 2009 and the period of 2011 in which we held control over Telvent. On June 1, 2011, we announced the sale of our investment in Telvent to Schneider Electric S.A. ("SE") and on September 5, 2011 the transaction was completed. As a result and taking into account the significance of Telvent to us, Telvent was treated as discontinued operations in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations". The results obtained from this sale are included under a single heading in the consolidated income statement and under separate line items in the consolidated cash flow statement for the year 2011 and the consolidated income statement for 2010 has been recasted to present Telvent as discontinued operations. Information presented above for the year ended December 31, 2009 has also been recasted to present Telvent as discontinued operations. For further information regarding the divestment of Telvent, see Note 7 to our Consolidated Financial Statements included elsewhere herein.

(4)
Number of shares considered in all periods is after the increase in Class B shares distributed for no consideration approved by the Extraordinary General Shareholders' Meeting on September 30, 2012 and considered effective on October 2, 2012, equivalent to a split of shares, as described in Note 18 to our Consolidated Financial Statements.

(5)
Dividends paid per share have been calculated considering the post-split number of shares, restating prior periods in order to be consistent with the earnings per share calculation. Dividends paid in 2013, 2012 (in two payments in July and April, respectively), 2011, 2010 and 2009 were €0.072 per share in the aggregate (U.S. $0.094), €0.070 per share (U.S. $0.088), €0.040 per share (U.S. $0.054), €0.038 per share (U.S. $0.05) and €0.036 per share (U.S. $0.054), respectively.

(6)
Consolidated EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net and depreciation, amortization and impairment charges of Abengoa, S.A. Consolidated EBITDA is not a measurement of performance under IFRS as issued by the IASB and you should not consider Consolidated EBITDA as an alternative to operating income or consolidated profits as a measure of our operating performance, cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Consolidated EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Consolidated EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Consolidated EBITDA may not be indicative of our historical operating results, nor are meant to be predictive of potential future results. See "Presentation of Financial Information—Non-GAAP Financial Measures."

          The following table sets forth a reconciliation of Consolidated EBITDA to our consolidated profit for the year from continuing operations:

	Year ended December 31,
	2013	2012(1)(2)	2011(2)
Reconciliation of profit for the year from continuing operations to Consolidated EBITDA
Profit for the year from continuing operations	110.9	61.5	266.4
Income tax expenses/(benefits)	(43.9)	(171.9)	3.2
Share of loss/(profit) of associated companies	5.2	(17.6)	(4.0)
Finance expense, net	721.8	654.6	666.9

Operating profit	794.0	526.6	932.5

Depreciation, amortization and impairment changes	571.2	422.0	230.6

Consolidated EBITDA (unaudited)	1,365.1	948.6	1,163.0

          The following table sets forth a reconciliation of Consolidated EBITDA to our Net cash generated by operating activities:

	Year ended December 31,
	2013	2012(1)(2)	2011(2)
Reconciliation of Consolidated EBITDA to Net cash generated or used from operating activities
Consolidated EBITDA (unaudited)	1,365.1	948.6	1,163.0
(Profit)/loss from sale of subsidiaries and property, plant and equipment	—	—	—
Other cash finance costs and other	(366.2)	(177.5)	(348.0)
Variations in working capital	228.2	177.6	784.5
Income tax (paid)	(12.1)	(35.5)	(67.6)
Interest (paid)/received	(508.9)	(397.0)	(380.2)
Discontinued operations	34.5	85.5	86.8

Net cash generated or used from operating activities	740.6	601.7	1,238.5

Exchange Rate Information

        The following table sets forth, for the periods indicated, the Noon Buying Rate certified by the Federal Reserve Bank of New York expressed in U.S. dollar per €1.00. The Noon Buying Rate refers to the exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The rates may differ from the actual rates used in the preparation of the Consolidated Financial Statements and other financial information appearing in this annual report. We do not represent that the U.S. dollar amounts referred to below could be or could have been converted into euro at any particular rate indicated or any other rate.

        The average rate of the Noon Buying Rate means the average rates for the euro on the last day reported of each month during the relevant period.

        The Federal Reserve Bank of New York Noon Buying Rate of the euro on March 14, 2014 was $1.3924 per €1.00.

	U.S. Dollar per €1.00
	High	Low	Average	Period End
Year
2009	1.5100	1.2547	1.3955	1.4332
2010	1.4536	1.1959	1.3218	1.3269
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
Month
September 2013	1.3537	1.3120	1.3364	1.3535
October 2013	1.3810	1.3490	1.3646	1.3594
November 2013	1.3606	1.3357	1.3491	1.3606
December 2013	1.3816	1.3552	1.3708	1.3779
January 2014	1.3682	1.3500	1.3618	1.3500
February 2014	1.3806	1.3507	1.3665	1.3806
March 2014 (through March 14, 2014)	1.3927	1.3731	1.3845	1.3924

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        An investment in our securities involves significant risks. You should carefully consider the risks described below, together with all of the other information contained in this annual report, including our Consolidated Financial Statements and related notes included elsewhere in this annual report, before you decide to purchase our securities. If any of these risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected, the trading price and value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business and the Markets in Which We Operate

Difficult conditions in the global economy and in the global capital markets have caused, and may continue to cause, a sharp reduction in worldwide demand for our products and services, and negatively impact our access to the levels of financing necessary for the successful development of our existing and future projects and the successful refinancing of our corporate indebtedness

        Our results of operations have been, and continue to be, materially affected by conditions in the global economy and in the global capital markets. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the euro have contributed to increased volatility and diminished expectations for the economy and global capital markets going forward. These factors, combined with volatile oil prices, declining global business and consumer confidence and rising unemployment, have precipitated an economic slowdown and have led to a recession and weak economic growth. The economic instability and uncertainty may affect the willingness of companies to make capital expenditures and investment in the markets in which we operate. These events and continuing disruptions in the global economy and in the global capital markets may, therefore, have a material adverse effect on our business, financial condition and results of operations. Moreover, even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility with certain factors, including consumer spending, business investment, government spending, the volatility and strength of capital markets, inflation affecting the business and economic environment and, ultimately, the amount and profitability of our business.

        Generalized or localized downturns or inflationary pressures in our key geographical areas could also have a material adverse effect on the performance of our business. A significant portion of our business activity is concentrated in Spain, Brazil and the United States, and we are significantly affected by the general economic conditions in these countries. Spain has recently experienced negative economic conditions, including high unemployment and significant government debt which we believe could adversely affect our operations in the near future. We are a Spanish company and our share capital is denominated in euro. The effects on the European and global economy of any exit of one or more member states (each a "Member State") from the Eurozone, the dissolution of the euro and the possible redenomination of our share capital, financial instruments or other contractual obligations from euro into a different currency, or the perception that any of these events are imminent, are inherently difficult to predict and could give rise to operational disruptions or other risks of contagion to our business and have a material, adverse effect on our business, financial condition and results of operation. In addition, to the extent uncertainty regarding the European economic recovery continues to negatively impact government or regional budgets or demand for our environmental services, our business and results of operations could be materially adversely affected. Moreover, many of our customers are continually seeking to implement measures aimed at greater cost savings, including efforts to improve cost efficiencies. These and other factors could therefore result in our customers reducing their budgets for spending on our products and services.

        The global capital and credit markets have experienced periods of extreme volatility and disruption since the last half of 2008. Continued disruptions, uncertainty or volatility in the global capital and credit markets may limit our access to additional capital required to operate or grow our business, including our access to non-recourse project finance which we use to fund many of our projects, even in cases where such capital has already been committed. Such market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to grow our business, or replace financing previously committed for a project that ceases to be available to it. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear a higher cost of capital which could decrease our profitability and significantly reduce our financial flexibility. In the event that we are required to replace previously committed financing to certain projects that subsequently becomes unavailable, we may have to postpone or cancel planned capital expenditures or construction projects.

Decreases in government budgets, reductions in government subsidies and adverse changes in law may adversely affect our business and the development of existing and new projects

        Economic instability and difficult economic conditions in Spain have resulted in a decline in tax revenue obtained by our public administration customers at a time of rising public sector deficits. For example, reductions in government infrastructure budgets have had a significant impact on our results of operations as a substantial percentage of our revenue is derived from services we provide as a contractor or subcontractor on various projects with governmental entities, including state-owned companies.

        Poor economic conditions have affected, and continue to affect, government budgets and threaten the continuation of government subsidies such as regulated revenues, cash grants, U.S. federal income tax benefits and other similar subsidies that benefit our business, particularly with respect to renewable energy. Such conditions may also lead to adverse changes in laws. For example, in the United States, due to the failure of the U.S. Congress to enact a plan by February 28, 2013 to reduce the federal budget deficit by $1.2 trillion, $85 billion of automatic budget cuts (known as "sequestration") went into effect on March 1, 2013 reducing discretionary spending by all agencies of the federal government for the remainder of the federal fiscal year ending September 30, 2013. These cuts affected, among others, the U.S. Department of the Treasury's, or the U.S. Treasury, program providing for cash grants in lieu of investment tax credits ("ITCs"). The Bipartisan Budget Act of 2013 was approved in December 2013. This budget agreement replaces $63 billion in sequester cuts over two years split evenly between defense and non-defense programs. Both defense and non-defense programs will receive approximately $22.4 billion more in the government fiscal year ending September 30, 2014 than would otherwise have been allocated under the sequestration scenario. The discretionary spending levels for government fiscal years 2014 and 2015 have been set. While this budget agreement provides some near-term relief, sequestration, reduction in government spending in lieu of sequestration and fiscal issues raised by negotiations over the federal debt ceiling remain a long-term concern. See "Item 4.B—Regulation—United States Regulations—Solar Regulation—Renewal Energy Tax Incentives in the United States—Section 1603 Treasury Grant Program." In addition, a number of states and municipal authorities are experiencing severe fiscal pressures as they seek to address mounting budget deficits. The reduction or elimination of such subsidies or adverse changes in law could have a material adverse effect on the profitability of our existing projects and the lack of availability of new projects undertaken in reliance on the continuation of such subsidies could adversely affect our growth plan.

The revenue from the solar and biofuel projects that we undertake in our Concession-Type Infrastructures and Industrial Production activities, respectively, may be adversely affected if there is a decline in public acceptance and support of renewable energy

        Certain persons, associations and groups of people could oppose renewable energy projects, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increase and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, a solar power plant, or other infrastructure project, we are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that we carry out certain corrective measures to the proposed project.

        As a result, we cannot guarantee that all of the renewable energy plants or infrastructure that we currently plan to develop or, to the extent applicable, are developing will ultimately be authorized or accepted by the local authorities or the local population. For example, the local population could oppose the construction of a renewable energy plant or infrastructure at the local government level, which could in turn lead to the imposition of more restrictive requirements.

        In certain jurisdictions, if a significant portion of the local population were to mobilize against the construction of a renewable energy plant or infrastructure, it may become difficult, or impossible, for us to obtain or retain the required building permits and authorizations. Moreover, such challenges could result in the cancellation of existing building permits or even, in extreme cases, the dismantling of, or the retroactive imposition of changes in the design of, existing renewable energy plants or infrastructure.

        A decrease in acceptance of renewable energy plants or infrastructure by local populations, an increase in the number of legal challenges, or an unfavorable outcome of such legal challenges could have a material adverse effect on our business, financial condition and results of operations.

We rely on certain regulations, subsidies and tax incentives that may be changed or legally challenged

        We rely in a significant part on environmental and other regulation of industrial and local government activities, including regulations mandating, among other things, reductions in carbon or other greenhouse gas emissions and minimum biofuel content in fuel or use of energy from renewable sources. If the businesses to which such regulations relate were deregulated or if such regulations were materially changed or weakened, the profitability of our current and future projects could suffer, which could in turn have a material adverse effect on our business, financial condition and results of operations. In addition, uncertainty regarding possible changes to any such regulations has adversely affected in the past, and may adversely affect in the future, our ability to finance or refinance a project or to satisfy other financing needs.

        Subsidy regimes for renewable energy generation have been challenged in the past on constitutional and other grounds (including that such regimes constitute impermissible European Union state aid) in certain jurisdictions. In addition, certain loan guarantee programs in the United States, including those which have enabled the U.S. Department of Energy (the "DOE") to provide loan guarantees to support our Solana, Mojave and Hugoton projects, have been challenged on grounds of failure by the appropriate authorities to comply with applicable U.S. federal administrative and energy law. If all or part of the subsidy and incentive regimes for renewable energy generation in any jurisdiction in which we operate were found to be unlawful and, therefore, reduced or discontinued, we may be unable to compete effectively with conventional and other renewable forms of energy or we may be unable to complete certain ongoing projects. For more information regarding recent adverse regulatory developments in Spain, see "Item 4.B—Regulation—Spain—Solar Regulatory Framework—Royal Decree Law 9/2013."

        The production from our renewable energy facilities is the subject of various tax relief measures or tax incentives in the jurisdictions in which they operate. These tax relief and tax incentive measures play an important role in the profitability of our projects. In the future, it is possible that some or all of these tax incentives will be suspended, curtailed, not renewed or revoked. For example, our Solana and Mojave projects are reliant on the ITC cash grant program to repay a significant portion of their respective external debt financing and the failure to receive anticipated funds, or any funds at all, pursuant to the ITC cash grant would have an adverse effect on our ability to receive distributions from our Solana and Mojave projects. The occurrence of any of the above could adversely affect the profitability of our current plants and our ability to refinance projects, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to extensive governmental regulation in a number of different jurisdictions, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition

        We are subject to extensive regulation of our business in the United States, Mexico, Spain, Peru, Brazil and in each of the other countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of our activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants and transmission lines that we operate in our Concession-Type Infrastructures and Industrial Production activities are subject to strict international, national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements, which may in the future include increased exposure to capital markets regulations, may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments. Our business may also be affected by additional taxes imposed on our activities, reduction of regulated tariffs and other cuts or measures. For example, in late 2012 and throughout 2013 the Spanish government established new taxes on electricity production, eliminated certain premiums previously payable on renewable power generation, reduced adjustments for changes in the consumer price index and took other measures, some of which remain subject to further regulatory development, which materially adversely affected our thermo-solar electricity generation activity in Spain, and which, in turn, may have a material adverse effect on our business, financial condition and results of operations as a whole. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework" for further information.

        Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause the result of operations to be lower than expected. In particular, our activities in the energy sector are subject to regulations applicable to the economic regime of generation of electricity from renewable sources and to subsidies or public support in the benefit of the production of biofuels from renewable energy sources, which vary by jurisdiction, and are subject to modifications that may be more restrictive or unfavorable to us.

Our business is subject to stringent environmental regulation

        We are subject to significant environmental regulation, which, among other things, requires us to perform environmental impact studies on future projects or changes to projects, obtain regulatory licenses, permits and other approvals and comply with the requirements of such licenses, permits and other approvals. There can be no assurance that:

  •
  governmental authorities will approve these environmental impact studies;

  •
  public opposition will not result in delays, modifications to or cancellation of any proposed project or license; or

  •
  laws or regulations will not change or be interpreted in a manner that increases our costs of compliance or materially or adversely affects our operations or plants or our plans for the companies in which we have an investment or to which we provide our services.

        We believe that we are currently in material compliance with all applicable regulations, including those governing the environment. While we employ robust policies with regard to environmental regulation compliance, there are occasions where regulations are breached. On occasion, we have been found not to be in compliance with certain environmental regulations, and have incurred fines and penalties associated with such violations which to date have not been material in amount. We can give no assurance, however, that we will continue to be in compliance or avoid material fines, penalties, sanctions and expenses associated with compliance issues in the future. Violation of such regulations may give rise to significant liability, including fines, damages, fees and expenses, and site closures. Generally, relevant governmental authorities are empowered to clean up and remediate releases of environmental damage and to charge the costs of such remediation and cleanup to the owners or occupiers of the property, the persons responsible for the release and environmental damage, the producer of the contaminant and other parties, or to direct the responsible parties to take such action. These governmental authorities may also impose a tax or other liens on the responsible parties to secure the parties' reimbursement obligations.

        In Brazil, environmental liability applies to any individual or legal entity (whether public or private) that directly or indirectly causes, by action or omission, any damage to the environment. A sole fact may result in liability of three types (civil, administrative and criminal) independently or cumulatively. Brazilian courts may even lift the corporate veil in circumstances where a company is found to evade an environmental obligation to indemnify damage. When the veil of the corporation is lifted, the shareholders, rather than Abengoa itself, may be personally liable to redress the damage.

        Environmental regulation has changed rapidly in recent years, and it is possible that we will be subject to even more stringent environmental standards in the future. For example, our activities are likely to be covered by increasingly strict national and international standards relating to climate change and related costs, and may be subject to potential risks associated with climate change, which may have a material adverse effect on our business, financial condition or results of operations. We cannot predict the amounts of any increased capital expenditures or any increases in operating costs or other expenses that we may incur to comply with applicable environmental, or other regulatory, requirements, or whether these costs can be passed on to customers through product price increases.

New regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers

        On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC adopted new requirements for listed companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. The term "conflict minerals" encompasses tantalum, tin, tungsten (and their ores) and gold. These requirements, which become applicable beginning in May 2014, will require companies to conduct due diligence and disclose whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. We are continuing to assess whether conflict minerals are necessary to the functionality or production of any of our products or services. If so, the implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in our products or services. In addition, we could incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products or services. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products or services through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who could require that all of the components of our products are conflict mineral-free.

We face pressure to improve the competitiveness of our renewable energy services and products

        To ensure our long-term future, we must be able to compete on a non-subsidized basis with conventional and other renewable energy sources. The current levels of government support for renewable energy are generally intended to grant the industry a "grace period" to reduce the cost per kilowatt-hour of electricity or per gasoline gallon equivalent generated through technological advances, cost reductions and process improvements. Consequently, and as generation or production costs decrease, this level of government support is likely to be gradually phased out for many critical projects in the future, although existing and commissioned projects are expected to continue to benefit from feed-in tariffs or similar government incentives as already set. In the medium-to long-term, a gradual but significant reduction of the tariffs, premiums and incentives for renewable energy is likely. If these reductions continue and/or increase, market participants, including ourselves, may need to reduce prices to remain competitive against other alternatives. If cost reductions and product innovations do not occur, or occur at a slower pace than is required to achieve the necessary price reductions, this could have a material adverse effect on our business, financial condition and results of operations.

        We also face significant competition from other renewable energy providers. With regard to the solar industry, we believe it may see significantly increased competition, as a result of new market entrants and/or substitute renewable energy sources due to increased demand for renewable energy sources. Other contributing factors to this increased competition are lower barriers to entry in these markets due to the increased standardization of technologies, improved funding opportunities and increased governmental support. Although we endeavor to maintain our competitiveness, no assurance can be given that we will succeed. Our failure to compete successfully would negatively impact our ability to grow our business and generate revenue, which could have a material adverse effect on our business, financial condition and results of operations.

Increases in the cost of energy and gas could significantly increase our operating costs

        Some of our activities require significant consumption of energy and gas, and we are vulnerable to material fluctuations in their prices. Although our energy and gas purchase contracts generally include indexing mechanisms, we cannot guarantee that these mechanisms will cover all of the additional costs generated by an increase in energy and gas prices, particularly for long-term contracts, and some of the contracts entered into by us do not include any indexing provisions. Significant increases in the cost of energy or gas, or shortages of the supply of energy and/or gas, could have a material adverse effect on our business, financial condition and results of operations.

Our business has substantial capital expenditure requirements which requires us to have access to the global capital markets for financing

        We have significant capital expenditure requirements which necessitates continued access to the global capital markets, as well as R&D&i costs and extensive construction costs for power transmission lines, solar power plants and installations, co-generation power plants, infrastructure for the production of ethanol and desalination plants. Our capital expenditure and R&D&i requirements depend on the number and type of projects we undertake in the future. Under concessions and other agreements, we have committed to certain future capital expenditures (see "Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Capital Expenditures"). Any recovery of our capital expenditures and R&D&i requirements, especially those made in respect of our concessions, will occur over a substantial period of time. Moreover, we may be unable to recoup our investments in these projects due to delays, cost overruns and general timing issues as to when revenue can be derived from these projects.

        We must also continue to make significant expenditures on R&D&i in order to maintain and improve our competitive position. Furthermore, certain of our competitors may have substantially greater financial resources than we do. Any failure by us to react quickly and effectively to technological changes, or to obtain necessary financing to conduct appropriate R&D&i activities, could have a material adverse effect on our business, financial condition and results of operations.

Transactions with counterparties exposes us to credit risk which we must effectively manage to mitigate the effect of counterparty defaults

        We are exposed to the credit risk implied by default on the part of a counterparty (a customer, provider, partner or financial entity), which could impact our business, financial condition and results of operations. Although we actively manage this credit risk through the use of non-recourse factoring contracts, which involves banks and third parties assuming a counterparty's credit risk, and credit insurance, our risk management strategy may not be successful in limiting our exposure to credit risk, which could adversely affect our business, financial condition and results of operations.

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt (see "Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Interest Rates"). In addition, we conduct our business and incur costs in the local currency of the countries in which we operate. As we continue expanding our business into existing markets such as North America and Latin America, and into new markets such as the Middle East, Africa, India, China and Australia, we expect that a large and increasing percentage of our revenue and cost of sales will be denominated in currencies other than our reporting currency, the euro. As a result, we will become subject to increasing currency translation risk, whereby changes in exchange rates between the euro and the other currencies in which we do business could result in foreign exchange losses.

        We seek to actively manage these risks by entering into interest rate options and swaps to hedge against interest rate risk and future currency sale and purchase contracts and foreign exchange rate swaps to hedge against foreign exchange rate risk. If our risk management strategies are not successful in limiting our exposure to changes in interest rates and foreign currency exchange rates, our business, financial condition and results of operations could be materially and adversely affected.

Our competitive position could be adversely affected by changes in technology, prices, industry standards and other factors

        The markets in which our activities operate change rapidly because of technological innovations and changes in prices, industry standards, product instructions, customer requirements and the economic environment. New technology or changes in industry and customer requirements may render existing products or services obsolete, excessively costly or otherwise unmarketable. As a result, we must continuously enhance the efficiency and reliability of our existing technologies and seek to develop new technologies in order to remain at the forefront of industry standards and customer requirements. If we are unable to introduce and integrate new technologies into our products and services in a timely and cost-effective manner, our competitive position will suffer and our prospects for growth will be impaired.

The delivery of our products and services to our customers and our performance under our contracts with our customers may be adversely affected by problems related to our reliance on third-party contractors and suppliers

        The supply of some of our contracts includes services, equipment or software which we subcontract to subcontractors, and some of our key products and services use items from third-party suppliers. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our contracts with our customers. To the extent we are not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, we may be subject to a claim by our customers as a result of a problem caused by a third-party that could have a material adverse effect on our reputation, business, results of operations and financial condition.

We may be adversely affected by risks associated with acquisitions or investments in joint ventures with third parties

        If we decide to make certain acquisitions or financial investments in order to expand or diversify our business, we may take on additional debt to pay for such acquisitions. Moreover, we cannot guarantee that we will be able to complete all, or any, such external expansion or diversification transactions that we might contemplate in the future. To the extent we do, such transactions expose us to risks inherent in integrating acquired businesses and personnel, such as the inability to achieve projected synergies; difficulties in maintaining uniform standards, controls, policies and procedures; recognition of unexpected liabilities or costs; and regulatory complications arising from such transactions. Furthermore, the terms and conditions of financing for such acquisitions or financial investments could restrict the manner in which we conduct our business, particularly if we were to use debt financing. These risks could have a material adverse effect on our business, financial condition and results of operations.

        In addition, we have made significant investments in certain strategic development projects with third parties, including governmental entities and private entities. In certain cases, these projects are developed pursuant to joint venture agreements over which we only have partial or joint control. Investments in projects over which we have partial or joint control are subject to the risk that the other shareholders of the joint venture, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. Our partners may be unable, or unwilling, to fulfill their obligations under the relevant joint venture agreements and shareholder agreements or may experience financial or other difficulties that may adversely impact our investment in a particular joint venture. In certain of our joint ventures, we may also be reliant on the particular expertise of our partners and, as a result, any failure to perform our obligations in a diligent manner could also adversely impact the joint venture. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and is, therefore, not a fully accurate indicator of our future revenue or earnings

        At December 31, 2013, our backlog was €6,796 million. Our backlog represents management's estimate of the amount of contract awards that we expect to result in future revenue. Backlog is calculated based on the same criteria for each of our activities. A project for which the related contract has been signed is included in the calculation of the project portfolio value. A signed contract represents a legally binding agreement, meaning a secure revenue source in the future. The sole exception is concentrated solar power ("CSP") plants for engineering, construction and construction ("EPC") projects, which are considered in the amount of our backlog despite not having a contract signed, as they have been granted a feed-in tariff. Furthermore, we do not include in backlog predicted sales from our concession activities, such as energy sales, power transmission and water sales or commodity sales, or our industrial production activities, such as biofuel sales. Our backlog does include expected revenue based on engineering and design specifications that may not be final and could be revised over time, and also includes expected revenue for government and maintenance contracts that may not specify actual monetary amounts for the work to be performed. For these contracts, our backlog is based on an estimate of work to be performed, which is based on our knowledge of our customers' stated intentions. See "Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Backlog and Concessions" and "Item 4.B—Business Overview" for more information. Furthermore, our ability to execute our backlog is dependent on our ability to meet our operational and financing needs, and if we are unable to meet such needs, our ability to execute our backlog could be adversely affected, which could materially affect our business, financial condition and results of operations.

        There can be no assurance that the revenue projected in our backlog will be realized or, if realized, will result in profit. Because of project terminations or suspensions and changes in project scope and schedule, we cannot predict with certainty when, or if, our backlog will be actualized. We can provide no assurance that we will not receive additional cancellations, and, even where a project proceeds as scheduled, it is possible that the customer may default and fail to pay amounts owed to us. Material delays, cancellations or payment defaults could materially affect our business, financial condition and results of operations.

        Our definition of backlog may not necessarily be the same as that used by other companies engaged in activities similar to ours. As a result, the amount of our backlog may not be comparable to the backlog reported by such other companies.

We have international operations, including in emerging markets, that could be subject to economic, social and political uncertainties

        We operate our activities in a range of international locations, including Australia, Latin America (including Brazil), China, India, North America, the Middle East and Africa, and expect to expand our operations into new locations in the future. Accordingly, we face a number of risks associated with operating in different countries that may have a material adverse impact on our business, financial condition and results of operations. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business. As a result, we can provide no assurance that our future international operations will remain successful.

        In addition, we conduct business in various emerging countries worldwide. Our activities in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. For example, certain of our contracts in countries such as Peru or Mexico, are payable in local currency at the exchange rate of the payment date. In the event of a rapid devaluation or implementation of exchange or currency controls, we may not be able to exchange the local currency for the agreed dollar amount, which could affect our liquidity position. Governments in Latin American frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain Latin American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. In addition, in recent months, political upheaval, civil unrest and, in some cases, regime change and armed conflict, have occurred in certain countries in the Middle East and Africa, including Egypt, Syria, Libya and Tunisia. Such events have increased political instability and economic uncertainty in certain countries in the Middle East and Africa where we currently operate or may seek to operate. Although our activities in emerging markets are not concentrated in any specific country (other than Brazil), the occurrence of one or more of these risks in a country or region in which we operate could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

        The U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to officials or others for the purpose of obtaining or retaining business. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We train our personnel concerning anti-bribery laws and issues, and we also inform our partners, subcontractors, suppliers, agents and others who work for us or on our behalf that they must comply with anti-bribery law requirements. We also have procedures and controls in place to monitor compliance. We cannot assure that our internal controls and procedures always will protect us from the possible reckless or criminal acts committed by our employees or agents. If we are found to be liable for anti-bribery law violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others including our partners, agents, subcontractors or suppliers), we could suffer from criminal or civil penalties or other sanctions, including contract cancellations or debarment, and loss of reputation, any of which could have a material adverse effect on our business. Litigation or investigations relating to alleged or suspected violations of anti-bribery laws, even if ultimately such litigation or investigations demonstrate that we did not violate anti-bribery laws, could be costly and could divert management's attention away from other aspects of our business.

Our growth may be limited by our inability to obtain new sites and expand existing ones

        Our ability to maintain our competitive position and meet our growth objectives for our operations and, in particular, our Industrial Production activity and the Co-generation segment of our Concession-Type Infrastructures activity depend on our ability to upgrade existing sites or acquire or lease additional sites in strategically located areas. Our ability to obtain new sites and expand existing sites is limited by regulation and geographic considerations. Government restrictions, including environmental, public health and technical restrictions, limit where our facilities and plants can be located. The process of obtaining planning permission and licenses or permits to build, operate or expand our facilities and plants involve extended hearings and compliance with planning, environmental and other regulatory requirements. We may not be successful in obtaining the planning permissions, licenses or permits we require or such planning permissions, license or permits may contain onerous terms and conditions, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, objections from the public are capable of delaying, and even preventing, the proposed construction of a new or expanded facility or plant and the operation of a facility or plant. As a result, we may not be able to obtain extra site capacity where it is required. In some instances, it is also necessary for us to negotiate separate agreements with local authorities and third parties, such as landowners, who can make demands for additional obligations.

        Our solar power plants can only be constructed in locations with suitable weather conditions, sufficient levels of solar radiation, access to water and suitable topographic features. Accordingly, the number of feasible sites available for solar power plants is limited in many countries, including Spain and the United States, particularly as growth in the number of installed solar plants can restrict the number of sites available for additional plants; recent growth in the number of solar energy operators has increased competition for available sites. Moreover, although we undertake extensive studies before investing in the development of any particular site, the sites we choose to develop might not perform to our expectations. If these constraints on the establishment of solar power plants were to intensify, or if the sites we ultimately choose to develop do not perform as expected, this could have a material adverse effect on our business, financial condition and results of operations.

The construction projects in our Engineering and Construction activity and the facilities we operate in our Concession-Type Infrastructures and Industrial Production activities are inherently dangerous workplaces at which hazardous materials are handled. If we fail to maintain safe work environments, we can be exposed to significant financial losses, as well as civil and criminal liabilities

        The construction projects we undertake in our Engineering and Construction activity and the facilities we operate in our Concession-Type Infrastructures and Industrial Production activity often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, we are responsible for safety and, accordingly, must implement safe practices and safety procedures. If we fail to design and implement such practices and procedures or if the practices and procedures we implement are ineffective, our employees and others may become injured and our and others property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition and results of operations.

        In addition, our projects and the operation of our facilities can involve the handling of hazardous and other highly regulated materials, which, if improperly handled or disposed of, could subject us to civil and criminal liabilities. We are also subject to regulations dealing with occupational health and safety. Although we maintain functional groups whose primary purpose is to ensure we implement effective health, safety, and environmental work procedures throughout our organization, including construction sites and maintenance sites, the failure to comply with such regulations could subject us to liability. In addition, we may incur liability based on allegations of illness or disease resulting from exposure of employees or other persons to hazardous materials that we handle or are present in our workplaces.

        Our safety record is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid for contracts, and many contracts provide for automatic termination or forfeiture of some, or all, of its contract fees or profit in the event we fail to meet certain measures. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our business, financial condition and results of operations.

Our business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants, facilities and construction sites

        If one or more of our plants, facilities or construction sites were to be subject in the future to fire, flood or a natural disaster, adverse weather conditions, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of our plants, facilities or construction sites, we may not be able to carry out our business activities at that location or such operations could be significantly reduced. This could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition and results of operations. In addition, despite security measures taken by us, it is possible that our sites relating to our Concession-Type Infrastructures and Industrial Production activities or other sites, could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on our business, financial condition and results of operations.

Our insurance may be insufficient to cover relevant risks and the cost of our insurance may increase

        Our business is exposed to the inherent risks in the markets in which we operate. Although we seek to obtain appropriate insurance coverage in relation to the principal risks associated with our business, we cannot guarantee that such insurance coverage is, or will be, sufficient to cover all of the possible losses we may face in the future. If we were to incur a serious uninsured loss or a loss that significantly exceeded the coverage limits established in our insurance policies, the resulting costs could have a material adverse effect on our business, financial condition and results of operations.

        In addition, our insurance policies are subject to review by our insurers. If the level of premiums were to increase in the future, or certain types of insurance coverage were to become unavailable, we might not be able to maintain insurance coverage comparable to those that are currently in effect at comparable cost, or at all. If we were unable to pass any increase in insurance premiums on to our customers, such additional costs could have a material adverse effect on our business, financial condition and results of operations.

We are subject to litigation and other legal proceedings

        We are subject to the risk of legal claims and proceedings and regulatory enforcement actions in the ordinary course of our business and otherwise. The results of legal and regulatory proceedings cannot be predicted with certainty. We cannot guarantee that the results of current or future legal or regulatory proceedings or actions will not materially harm our business, financial condition and results of operations nor can we guarantee that we will not incur losses in connection with current or future legal or regulatory proceedings or actions that exceed any provisions we may have set aside in respect of such proceedings or actions or that exceed any available insurance coverage, which may have a material adverse effect on our business, financial condition or results of operations. We are currently subject to various claims, proceedings, actions and investigations, including relating to possible anti-competitive practices, which could have a material adverse effect on our business, financial condition and results of operations. See "Item 8.A—Legal Proceedings."

Unauthorized use of our proprietary technology by third parties may reduce the value of our products, services and brand, and impair our ability to compete effectively

        We rely across our business on a combination of trade secret and intellectual property laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. These measures may not be sufficient to protect our technology from third-party infringement and, notwithstanding any remedies available, could subject us to increased competition or cause us to lose market share. In addition, these measures may not protect us from the claims of employees and other third parties. We also face risks with respect to the protection of our proprietary technology because the markets where our products are sold include jurisdictions that provide less protection for intellectual property than is provided under the laws of the United States or the European Union. Unauthorized use of our intellectual property could weaken our competitive position, reduce the value of our products, services and brand, and harm our business, financial condition and results of operations.

Our business may suffer if we are sued for infringing upon the intellectual property rights of third parties

        We are subject to the risk of adverse claims and litigation alleging our infringement of the intellectual property rights of others. In the future, third parties may assert infringement claims, alleging infringement by our current, or future, services or solutions. These claims may result in protracted and costly litigation, may subject us to liability if we are found to have infringed upon third parties' intellectual property rights, and, regardless of the merits or ultimate outcome, may divert management's attention from the operation of our business.

Our business will suffer if we do not retain our senior management and key employees or if we do not attract and retain other highly skilled employees

        Our future success depends significantly on the full involvement of our senior management and key employees, who have valuable expertise in all areas of our business. Our ability to retain and motivate our senior management and key employees and attract highly skilled employees will significantly affect our ability to run our business successfully and to expand our operations in the future. If we were to lose one or more of our senior management or, for example, valuable local managers with significant experience in the markets in which we operate, we might encounter difficulty in appointing replacements. This could have an adverse impact on our business, financial condition and results of operations.

The analysis of whether IFRIC 12 applies to certain contracts and activities, and the determination of the proper accounting treatment at each period end if it is determined that IFRIC 12 is to be applied, involves various complex factors and is significantly affected by legal and accounting interpretations

        We account for certain of our Concession-Type Infrastructure assets as service concession agreements in accordance with the provisions of IFRIC 12. The infrastructures accounted for by us as service concessions under IFRIC 12 are mainly related to the activities concerning power transmission lines, desalination plants and thermo-solar electricity generation plants outside of Spain and (with prospective application from January 1, 2011) in Spain.

        The analysis of whether IFRIC 12 applies to certain contracts and activities involves various complex factors and it is significantly affected by legal interpretation of certain contractual agreements or other terms and conditions with public sector entities. In particular, the application of IFRIC 12 requires a determination that the grantor of the concession governs what services the operator must provide using the infrastructure, to whom and at what price and also controls any significant residual interest in the infrastructure at the end of the term of the arrangement. When the operator of the infrastructure is also responsible for the engineering, procurement and construction of such asset, IFRIC 12 requires the separate accounting for the revenue and margins associated with the construction activities, which is not eliminated in consolidation even between companies within the same consolidated group, and for the subsequent operation and maintenance of the infrastructure. In such cases, the investment in the infrastructure used in the concession arrangement cannot be classified as property, plant and equipment of the operator, but rather must be classified as a financial asset or an intangible asset, depending on the nature of the payment rights established under the contract.

        Therefore, the application of IFRIC 12 requires extensive judgment in relation to, among other factors, (i) the identification of certain infrastructures and contractual agreements in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the timing and recognition of the revenue from construction and concessionary activity.

        Changes in one or more of the factors described above may significantly affect our conclusions as to the appropriateness of the application of IFRIC 12 and, therefore, our results of operations or our financial position. As a result, if we determined that those assets were no longer within the scope of IFRIC 12, the revenue and associated margins realized by us during the construction phase of the affected assets would no longer be recognized in accordance with IFRIC 12 but rather would be eliminated in consolidation, resulting in a decrease in revenue and profits in our consolidated income statement for the period reported, and a reclassification from intangible assets to property, plant and equipment on the consolidated balance sheet. As such, a determination that those assets ceased to be within the scope of IFRIC 12 would affect the comparability of our results of operations and our financial condition for the periods, and as of the dates, before and after the date on which we made that determination.

        For more information about the application of IFRIC 12, see "Item 5.—A. Operating Results—Critical Accounting Policies and Estimates—Revenue from construction contracts" and "Note 2.5 to our Consolidated Financial Statements."

Market perceptions concerning the instability of the euro, the potential re-introduction of individual currencies within the Eurozone, or the potential dissolution of the euro entirely, could adversely affect our business or financial position

        As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the "EFSF") and the European Financial Stability Mechanism (the "EFSM") to provide funding to Eurozone countries in financial difficulties that seek such support. Throughout 2011, the EFSF and EFSM undertook a series of interventions to provide direct financing or other credit support to European governments. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. In July 2011, the European Council agreed to enlarge the EFSF capital guarantee from €440 billion to €780 billion, a decision which was ratified by all relevant national legislatures in October 2011. In October 2011, the European Council agreed to increase the ability of the EFSF to intervene in sovereign debt markets by granting it the ability to offer insurance to third parties purchasing Eurozone sovereign debt. Throughout 2012, certain Eurozone states announced austerity programs and other cost-cutting initiatives, and the EFSF was permitted to further expand its powers to provide direct loans to certain Eurozone financial institutions, including certain such institutions in Spain. Further, the ECB indicated its willingness to take further actions to support the euro if necessary. These measures and indications helped stabilize the euro through the end of 2012 and 2013. There can be no assurance that the recent market disruptions in Europe related to sovereign debt, including the increased cost of funding for certain governments and financial institutions and the stability of the euro, will not reoccur, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize any affected countries and markets in Europe or elsewhere.

        Uncertainty persists regarding the debt burden of certain Eurozone countries and regional governments and the solvency of certain European financial institutions and their respective ability to meet future financial obligations. The protracted adverse market conditions have created doubts as to the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Member States. These and other concerns could lead to the re-introduction of individual currencies in one or more Member States, or, in more extreme circumstances, the possible dissolution of the euro entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect our business or our financial position, as a significant principal amount of our outstanding debt securities is denominated in euro.

The recoverability of our deferred tax assets depends on our future taxable income, which depends on management estimates that are uncertain

        Our management assesses the recoverability of deferred tax assets on the basis of estimates of future taxable profit. These estimates are derived from the projections included in our five- and ten-year strategic plans, which are prepared on a yearly basis and reviewed twice a year for the accuracy of the assumptions used. As of December 31, 2013, a significant portion of our deferred tax assets are tax credits, which include mostly tax loss carryforwards in Brazil, the United States, the Netherlands and Spain and tax credits relating to tax incentives principally generated in Spain from our investments in R&D&i and export activities, whose recoverability depends mostly on our capacity to generate future taxable income in such countries. Based on our current estimates we expect to generate sufficient future taxable income to achieve the realization of our current tax credits and tax loss carryforwards, supported by our historical trend of business performance. However, our current and deferred income taxes may be impacted by events and transactions arising in the normal course of business as well as by special non-recurring items. Changes in the assumptions and estimates made by management may result in the de-recognition of these deferred tax assets on our balance sheet if we consider that it is not probable that taxable profit will be available against which the deductible temporary difference can be utilized, with a corresponding charge to income tax expense in the consolidated income statement, although there would be no impact on cash flows.

Risks Related to the Engineering and Construction Activity

Our current and future fixed-price contracts may result in significant losses if costs are greater than anticipated

        Many of our EPC contracts are fixed-price contracts which contain inherent risks because we agree to the selling price of the project at the time we enter into the contract. The selling price is based on estimates of the ultimate cost of the contract and we assume substantially all of the risks associated with completing the project, as well as the post-completion warranty obligations. Most EPC contracts are fixed-price turnkey projects where we are responsible for all aspects of the work, from engineering through construction, as well as commissioning, all for a fixed selling price.

        In addition, we assume a project's technical risk and associated warranty obligations on all of our projects, meaning that we must tailor products and systems to satisfy the technical requirements of a project even though, at the time the project is awarded, we may not have previously produced such a product or system. Warranty obligations can range from re-performance of engineering services to modification or replacement of equipment. We also assume the risks related to revenue, cost and gross profit realized on such contracts that can vary, sometimes substantially, from the original projections due to changes in a variety of other factors, including but not limited to:

  •
  engineering design changes;

  •
  unanticipated technical problems with the equipment being supplied or developed by us, which may require that we spend our own money to remedy the problem;

  •
  changes in the cost of components, materials or labor;

  •
  difficulties in obtaining required governmental permits or approvals;

  •
  changes in local laws and regulations;

  •
  changes in local labor conditions;

  •
  project modifications creating unanticipated costs;

  •
  delays caused by adverse weather conditions; and

  •
  project owners', suppliers' or subcontractors' failure to perform.

        These risks may be exacerbated by the length of time between signing a contract and completing the project because most of the projects that we execute are long-term. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events. We may be subject to penalties if portions of the long-term, fixed-priced projects are not completed in accordance with agreed-upon time limits.

Failure by us to successfully defend against claims made against us by customers, suppliers or subcontractors, or failure by us to recover adequately on claims made against customers, suppliers or subcontractors, could materially adversely affect our business, financial condition and results of operations

        Our projects generally involve complex engineering, procurement of supplies and construction management. We may encounter difficulties in the engineering, equipment delivery, schedule changes and other factors, some of which are beyond our control, that affect our ability to complete the project in accordance with the original delivery schedule or to meet the contractual performance obligations. In addition, we rely on third-party partners, equipment manufacturers and subcontractors to assist us with the completion of our contracts. As such, claims involving customers, suppliers and subcontractors may be brought against us, and by us, in connection with our project contracts. Claims brought against us include back charges for alleged defective or incomplete work, breaches of warranty and/or late completion of the project and claims for cancelled projects. The claims and back charges can involve actual damages, as well as contractually agreed upon liquidated sums. Claims brought by us against customers include claims for additional costs incurred in excess of current contract provisions arising out of project delays and changes in the previously agreed scope of work. Claims between us and our suppliers, subcontractors and vendors include claims like any of those described above. These project claims, if not resolved through negotiation, are often subject to lengthy and expensive litigation or arbitration proceedings. Charges associated with claims could materially adversely affect our business, financial condition and results of operations.

The performance of our Engineering and Construction activity is substantially dependent on the growth of our Concession-Type Infrastructures activity

        Our Engineering and Construction activity is our largest activity by revenue. A significant component of the revenue of our Engineering and Construction activity relates to works on owned assets and the construction of new infrastructure assets used in the Concession-Type Infrastructures activity, primarily power plants, power transmission lines and water infrastructure. As a result, revenue and profits from our Engineering and Construction activity are substantially dependent on global demand for new power plants, power transmission lines and water infrastructure, and the ability of our Concession-Type Infrastructures activity to win concession-type arrangements associated with such infrastructure. If we are unsuccessful in growing our Concession-Type Infrastructures activity and obtaining new concession-type arrangements, whether due to reductions in capital expenditures we plan to make on owned assets over the next several years following significant expenditures in recent years, declines in global demand for new power plants, power transmission lines and water infrastructure or otherwise, revenue and profits from our Engineering and Construction activity will decline, which could materially adversely affect our business, results of operations and financial condition.

The nature of our Engineering and Construction activity exposes us to potential liability claims and contract disputes which may reduce our profits

        Our Engineering and Construction activity engages in operations where failures in design, construction or systems can result in substantial injury or damage to third parties. In addition, the nature of our Engineering and Construction activity results in customers, subcontractors and vendors occasionally presenting claims against us for recovery of cost they incurred in excess of what they expected to incur, or for which they believe they are not contractually liable. We have been, and may in the future, be named as a defendant in legal proceedings where parties may make a claim for damages or other remedies with respect to our projects or other matters. These claims generally arise in the normal course of our business. When it is determined that we have liability, we may not be covered by insurance or, if covered, the financial amount of these liabilities may exceed our policy limits.

Risks Related to the Concession-Type Infrastructures Activity

Development, construction and operation of new projects may be adversely affected by factors commonly associated with such projects

        The development, construction and operation of conventional power plants, renewable energy facilities, water infrastructure plants, power transmission lines and a number of our other projects can be time-consuming and highly complex. In connection with their development and financing, we must generally obtain government permits and approvals and sufficient financing, as well as enter into land purchase or leasing agreements, equipment procurement and construction contracts, operation and maintenance agreements, fuel supply and transportation agreements and any off-take arrangements. Factors that may affect our ability to construct new projects include, among others:

  •
  delays in obtaining regulatory approvals, including environmental permits;

  •
  shortages or changes in the price of equipment, materials or labor and related budget overruns;

  •
  adverse changes in the political and/or regulatory environment in the jurisdictions in which we operate;

  •
  adverse weather conditions or natural disasters, accidents or other unforeseen events; and

  •
  the inability to obtain financing on satisfactory terms or at all.

        Any of these factors may cause delays in commencement or completion of our projects and may increase the cost of projects. If we are unable to complete contemplated projects, the costs incurred in connection with such projects may not be recoverable, which may have an adverse effect on our business, financial condition and results of operations.

The concession agreements under which we conduct some of our operations are subject to revocation or termination

        Certain of our operations are conducted pursuant to concessions granted by various governmental bodies. Generally, these concessions give us rights to provide services for a limited period of time, subject to various governmental regulations. The governmental bodies responsible for regulating these services often have broad powers to monitor our compliance with the applicable concession contracts and can require us to supply them with technical, administrative and financial information. Among other obligations, we may be required to comply with investment commitments and efficiency and safety standards established in the concession. Such commitments and standards may be amended in certain cases by the governmental bodies. Our failure to comply with the concession agreements or other regulatory requirements may result in concessions not being granted, upheld or renewed in our favor, or, if granted, upheld or renewed, may not be done on as favorable terms as currently applicable. This could have a material adverse effect on our business, financial condition and results of operations. For more information, see "Item 5.A—Operating Results—Factors Affecting our Results of Operations—Backlog and Concessions".

Revenue from our Concession-Type Infrastructures activity is significantly dependent on regulated tariffs or other long-term fixed rate arrangements that restrict our ability to increase revenue from these operations

        The revenue that we generate from our Concession-Type Infrastructures activity is significantly dependent on regulated tariffs or other long-term fixed rate arrangements. Under most of our concession agreements, a tariff structure is established in such agreements, and we have limited, or no possibility to independently raise tariffs beyond the established rates. Similarly, under a long-term power purchase agreement, we are required to deliver power at a fixed rate for the contract period, with limited escalation rights. In addition, we may be unable to adjust our tariffs or rates as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs during the construction phase and the operating phase of these projects, or any other variations in the conditions of specific jurisdictions in which our concession-type infrastructure projects are located, which may reduce our revenue. Moreover, in some cases, if we fail to comply with certain pre-established conditions, the government or customer (as applicable) may reduce the tariffs or rates payable to us. In addition, during the life of a concession, the relevant government authority may unilaterally impose additional restrictions on our tariff rates, subject to the regulatory frameworks applicable in each jurisdiction. Governments may also postpone annual tariff increases until a new tariff structure is approved without compensating us for lost revenue. Furthermore, changes in laws and regulations may, in certain cases, have retroactive effect and expose us to additional compliance costs or interfere with our existing financial and business planning. In the case that any one or more of these events occur, this could have a material adverse effect on our business, financial condition and results of operations.

Our Water segment depends significantly on public spending on infrastructure-related water projects and services, and reduced government spending could adversely affect our business, financial condition and results of operations

        During 2012 and 2013, the majority of the revenue from the Water segment of our Concession-Type Infrastructures activity was generated from contracts with governmental entities. Many of these public entities with which we do business are municipalities with limited budgets that are susceptible to annual fluctuations from year to year. The budgets of such municipalities are often dependent on the collection of local taxes or national government grants. As a result, resources that may be available to municipalities for infrastructure-related projects and services may become limited, with little or no notice. In addition, measures aimed at correcting the current economic environment have increased budget deficits of many of the national, regional and local governments and public administrations with which we do business, and no assurance can be given that funding for infrastructure-related projects and services will remain available at previous levels. Furthermore, the competition from competitors for publicly funded works has become increasingly intense, which may affect our margins in the future. Our dependence on public spending, coupled with increasing competition, may lead to reductions in our water concession revenue, which could have an adverse effect on our business, financial condition and results of operations.

Revenue from our power generation facilities is partially exposed to market electricity prices

        In addition to regulated incentives, revenue from certain of our projects partially depends on market prices for sales of electricity. Market prices may be volatile and are affected by various factors, including the cost of raw materials, user demand, and if applicable, the price of greenhouse gas emission rights.

        In several of the jurisdictions in which we operate, we are exposed to remuneration schemes which contain both regulated incentive and market price components. In such jurisdictions, the regulated incentive component may not compensate for fluctuations in the market price component, and, consequently, total remuneration may be volatile.

        There can be no assurance that market prices will remain at levels which enable us to maintain profit margins and desired rates of return on investment. A decline in market prices below anticipated levels could have a material adverse effect on our business, financial condition and results of operations.

Our solar projects will be negatively affected if there are adverse changes to national and international laws and policies that support renewable energy sources

        Recently, certain countries, such as the United States, a market that has become our principal market, have enacted policies of active support for renewable energy. These policies have included feed-in tariffs and renewable energy purchase obligations, mandatory quotas and/or portfolio standards imposed on utilities and certain tax incentives (such as the Investment Tax Credit in the United States). See "Item 4.B—Regulation."

        Although support for renewable energy sources by governments and regulatory authorities in the jurisdictions in which we operate has historically been strong, and European authorities, along with the United States government, have reaffirmed their intention to continue such support, certain policies currently in place may expire, be suspended or be phased out over time, cease upon exhaustion of the allocated funding or be subject to cancellation or non-renewal. Accordingly, we cannot guarantee that such government support will be maintained in full, in part or at all. In Spain, after years of strong support, the Spanish government has adopted a series of measures (including measures with retroactive effect) that have significantly and adversely affected the prospects of renewable energy in Spain. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework."

        The United States Congress reduced funding for a loan guarantee program that benefits, among other energy-related projects, solar power generation. In addition, on March 1, 2013, due to the failure of the U.S.

Congress to enact a plan by February 28, 2013 to reduce the federal budget deficit by $1.2 trillion, $85 billion of automatic budget cuts (known as "sequestration") went into effect reducing discretionary spending by all agencies of the Federal government for the remainder of the Federal fiscal year ending September 30, 2013. These cuts affect, among others, the U.S. Treasury's program providing for cash grants in lieu of investment tax credits. The Bipartisan Budget Act of 2013 was approved in December 2013. This budget agreement replaces $63 billion in sequester cuts over two years split evenly between defense and non-defense programs. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Decreases in government budgets, reductions in government subsidies and adverse changes in law may adversely affect our business and the development of existing and new projects."

        If the governments and regulatory authorities in the jurisdictions in which we operate were to further decrease or abandon their support for development of solar energy due to, for example, competing funding priorities, political considerations or a desire to favor other energy sources, renewable or otherwise, the power plants we plan to develop in the future could become less profitable or cease to be economically viable. Such an outcome could have a material adverse effect on our business, financial condition and results of operations.

Lack of power transmission capacity availability, potential upgrade costs to the power transmission grid, and other systems constraints could significantly impact our ability to build photovoltaic ("PV") and CSP plants and generate solar electricity power sales

        In order to deliver electricity from our PV and CSP plants to our customers, our projects need to connect to the power transmission grid. The lack of available capacity on the power transmission grid could substantially impact our projects and cause reductions in project size, delays in project implementation, increases in costs from power transmission upgrades, and potential forfeitures of any deposit we have made with respect to a given project. These power transmission issues, as well as issues relating to the availability of large systems such as transformers and switch gear, could significantly impact our ability to build PV and CSP plants and generate solar electricity sales.

Risks Related to Our Industrial Production Activity

The ability of our Industrial Production activity to operate at a profit is largely dependent on managing the spread among the prices of inputs (grain, sugarcane, natural gas and others) and outputs (ethanol, sugar, DGS and others), the prices of which are subject to significant volatility and uncertainty

        The results of the Biofuels segment of our Industrial Production activity are highly impacted by commodity prices, including the spread between the cost of inputs that we must purchase and the price of outputs that we sell. Prices and supplies are subject to, and determined by, market forces over which we have no control, such as weather, domestic and global demand, shortages, export prices, and various governmental policies in the United States, Europe, Brazil and around the world. As a result of price volatility for these commodities, the operating results of the Biofuels segment of our Industrial Production activity may fluctuate substantially. Increases in input or decreases in output prices may make it unprofitable to operate our plants. In the last quarter of 2011 and in 2012 and 2013, our Biofuels segment was adversely affected by rising raw materials costs of grains and sugar resulting from drought conditions in the United States and heavy rainfall in Brazil, respectively, as well as low gasoline demand that depressed ethanol prices. No assurance can be given that we will be able to purchase corn and natural gas at, or near, favorable prices and that we will be able to sell ethanol, sugar or distillers grains at, or near, favorable prices. Consequently, our results of operations and financial position may be adversely affected by increases in the price of inputs or decreases in the price of outputs.

Our revenue may decrease, and operating costs may increase, if we do not effectively manage our exposure to commodity prices and supply risks through our hedging arrangements and other strategies

        We are exposed to fluctuations in the price and supply of commodities in the Biofuels segment of our Industrial Production activity. The Biofuels segment of our Industrial Production activity competes with the food market for the supply of grain, such as wheat, barley, corn, sorghum, and sugar. Consequently, any increases in the cost of grains increase our costs of ethanol production. We use hedging arrangements, including future sale and purchase contracts and options listed on organized markets, as well as over-the-counter contracts, to mitigate these risks. Such arrangements, however, do not fully eliminate our exposure to commodity prices and supply risk, which could materially and adversely affect our business, financial condition and results of operations.

The price of ethanol from sugarcane is directly correlated to the price of sugar and is becoming closely positively correlated to the price of oil, so that a decline in the price of sugar will adversely affect our revenue from the sale of ethanol and a decline in the price of oil may adversely affect our revenue from the sale of ethanol

        The price of ethanol, generally, is closely associated with the price of sugar, and, to some degree, is increasingly correlated to the price of oil. A significant portion of our ethanol production in Brazil is produced at sugarcane mills that produce both ethanol and sugar. Because sugarcane millers are able to alter their product mix in response to the relative prices of ethanol and sugar, this results in the prices of both products being directly correlated, and the correlation between ethanol and sugar may increase over time. In addition, sugar prices in Brazil are determined by prices in the global market, so that there is a strong correlation between Brazilian ethanol prices and global sugar prices.

        Because flex-fuel vehicles allow consumers to choose between gasoline and ethanol at the fuel pump, ethanol prices are now becoming increasingly positively correlated to gasoline prices and, consequently, oil prices. We believe that the positive correlation between these products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and a decline in oil prices may have a material adverse effect on our business, financial condition and results of operations. However, biofuels are not the only alternative fuel for the transportation sector currently under development in the market. Future demand for fuel will depend on the relative attractiveness of other technologies, such as electric vehicles, synthetic fuels and other fossil fuels such as methane or liquid petroleum gas. Certain of these technological initiatives receive public support from governments. If biofuels do not remain an attractive alternative fuel competitive with gasoline and other emerging technologies, such occurrence may have an adverse effect on our business, financial condition and results of operations.

We rely on third-party distribution agreements for our products which we may not be able to maintain

        We currently have several long-term contracts for the distribution of ethanol and biodiesel for a number of our plants. If these long-term contracts were not renewed, or were renewed on terms less favorable to us, it may have an adverse effect on our business, financial condition and results of operations.

The Biofuels segment of our Industrial Production activity may be adversely affected due to a change in the public opinion regarding the use of grain and sugar for the production of ethanol

        We may face adverse public opinion to the use of grain and sugar for the production of ethanol. Governments responding to public pressure may put in place measures to divert the supply of grain and sugar away from ethanol production and towards the food market, thereby inhibiting our current ethanol production activities or our plans for future expansion, which could have a material adverse effect on our business, financial condition and results of operations.

Our revenue from the Biofuels segment of our Industrial Production activity may be affected by adverse weather conditions, disease, government programs, competition, government regulation and various factors beyond our control

        Adverse weather conditions, disease, plantings, government programs and policies, competition and changes in global demand are factors that have historically caused damage to, and affected related prices in, grain and sugar cane crops, reducing our pool of supply for ethanol production, which may have a material adverse effect on our business, financial condition and results of operations. In addition, government regulation of biofuels, including the elimination of existing subsidies for biofuels in some of the markets in which we operate, may have the result of changing consumer preferences or the prices by which we produce and market such biofuels.

Our Industrial Production activity is subject to an increasingly demanding level of governmental regulations and environmental legislation

        Our Industrial Production activity is subject to an increasingly demanding level of governmental regulations. Among other things, these laws and regulations impose comprehensive local, state, municipal, foreign and supranational statutory and regulatory requirements concerning, among other matters, the treatment, acceptance, identification, storage, handling, transportation and disposal of industrial by-products, hazardous and solid waste materials, air emissions and soil contamination. In addition, environmental liability in Brazil is strict and joint. As a result, we may be held liable for damages caused to the environment by third parties hired by us for waste disposal and other services. There can be no assurance that potential liabilities, expenditures, fines and penalties associated with environmental laws and regulations will not be imposed on us in the future or that such liabilities, expenditures, fines or penalties will not have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

We operate with a high amount of indebtedness and we may incur significant additional debt

        Our operations are capital intensive and we operate with a significant amount of indebtedness, which, as of December 31, 2013, totaled €11,975.4 million, of which €5,654.4 million was Gross Corporate Debt and €6,320.9 million was non-recourse financing. Additionally, we have additional corporate borrowing capacity of €581.0 million which we may incur without triggering a breach of our financial covenants. Moreover, as a result of our implementation of the new accounting standards set forth in IFRS 10, which came into effect on January 1, 2012, for purposes of the Consolidated Financial Statements, we have de-consolidated companies that do not fulfill the conditions of effective control of the interest during the construction phase in terms of decision making for their integration in our financial statements according to the equity method. However, it is expected that these projects will be fully consolidated again once they enter into operation and we gain control over them, with corresponding significant increases in our long-term non-recourse project financing, among others. Our indebtedness may increase, from time to time, in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures.

        Our substantial indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to successfully refinance upcoming maturities;

  •
  make it more difficult for us to satisfy our obligations with respect to our outstanding debt obligations;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, R&D&i and other general corporate purposes;

  •
  restrict our ability to make certain distributions with respect to our shares and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our financing agreements;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the market in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

        If operating cash flows and other resources (for example, any available debt or equity funding or the proceeds of asset sales or short-term financing lines) are not sufficient to repay obligations as they mature or fund liquidity needs, we may be forced to do one or more of the following:

  •
  delay or reduce capital expenditures;

  •
  forego business opportunities, including acquisitions; or

  •
  restructure or refinance all, or a portion, of our debt on or before maturity,

any or all of which could have a material adverse effect on our business, financial condition and results of operations and, therefore, on the ability of the obligors under that debt to perform their respective obligations in respect of our debt.

        If we were to fail to satisfy any of our debt service obligations or to breach any related financial or operating covenants, the holders of that debt could declare the full amount of the indebtedness to be immediately due and payable and could foreclose on any assets pledged as collateral. Further, certain of our financing arrangements contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements. Such cross-default provisions could, therefore, magnify the effect of an individual default. As a result, any default under any indebtedness to which we are a party could result in a substantial loss to us or could otherwise have a material adverse effect on our and our subsidiaries' ability to perform our and their respective obligations in respect of any of our debt obligations.

        Despite our significant current leverage, the terms of the indentures and other agreements governing our outstanding indebtedness will permit us and our subsidiaries, joint ventures and associates to incur substantial additional debt, including secured debt, in the future. If we incur additional debt, the related risks we now face could intensify.

        Furthermore, we rely to a significant extent on short-term financing lines to finance our working capital requirements. If these lines are withdrawn, reduced or otherwise not available to us, we could be required to seek other sources of financing which could involve incurring substantial additional debt, including secured debt, in the future, if available. If we are not able to replace any short-term financing lines with other sources of financing on a timely basis, or at all, this would have a material adverse effect on our liquidity position.

Our operating and financial flexibility may be reduced by restrictive covenants in the agreements governing our indebtedness and other financial obligations

        The agreements governing our indebtedness and other financial obligations applicable to us and certain of our subsidiaries contain various negative and affirmative covenants, including the requirement to maintain certain specified financial ratios. Depending on the agreement, these covenants reduce our operating flexibility as they limit our and certain of our subsidiaries' ability to, among other things: incur additional indebtedness; make distributions, loans, and other types of restricted payments; liquidate or dissolve the applicable companies; enter into any spin-off, transformation, merger, or acquisition, subject to certain exceptions set forth in the applicable agreement; and change the nature or scope of the lines of business. The extent of the restrictions on our subsidiaries' ability to transfer assets to us through loans, advances or cash dividends without the consent of third parties is significant, requiring us to include condensed financial information regarding Abengoa, S.A. as part of our Consolidated Financial Statements. Furthermore, some of our subsidiaries have restrictions on their ability to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing, or restrictions applicable in the various jurisdictions in which we operate, such as exchange controls or similar matters. Our project-level financing agreements generally prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios. If we or any of our applicable subsidiaries violate any of these covenants, a default may result, which, if not cured or waived, could result in the acceleration of our debt and could limit the ability of our subsidiaries to make distributions to us.

To service our indebtedness, we will require a significant amount of cash. We have generated significant negative cash outflows in the last three fiscal years and our liabilities at the end of each of those years have exceeded our tangible assets. Our ability to generate cash depends on many factors beyond our control.

        As a result of the investments we have made in our activities in the years ended December 31, 2013, 2012 and 2011, which totaled €2,257.1 million, €2,731.5 million and €2,912.9 million, respectively, in capital expenditures, we have generated a significant amount of negative cash outflows during each of those periods, and our liabilities at each respective period end have exceeded our tangible assets.

        Our ability to make payments on, and to refinance, our indebtedness and fund planned capital expenditures and R&D&i initiatives will depend on our ability to generate cash in the future. In addition, a substantial part of the non-recourse financing of our project companies is fully amortized over the term of such debt, and we rely on cash flows from such operating companies to meet our payment obligations thereunder. Our cash flow, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for at least twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations; that ongoing cost savings and operating improvements will be realized on schedule; that we will be able to maintain the same terms for our payments and collections and therefore maintain our negative working capital balance; or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs or to enable us to pursue our uncommitted capital expenditure plan (see "Item 5.B—Liquidity and Capital Resources"). We may need to refinance all, or a portion, of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

We may not be able to raise the funds necessary to finance a mandatory prepayment of amounts outstanding under certain of our credit facilities in the event of a change of control if so required by a majority of the lenders or a change of control offer required by the indentures governing our outstanding debt securities

        Under the terms of certain of our credit facilities, the majority of the lenders (as defined in each such facility) under each such facility have the right to require early repayment of all outstanding borrowings under such facility, together with accrued interest and all accrued commissions and expenses, upon a person or entity other than our current controlling shareholder gaining control of us. Under the terms of our outstanding debt securities, we are required to offer to repurchase such debt securities if we experience a change of control as defined in the indentures governing such debt securities. We may be unable to raise sufficient funds at the time of a change of control to make such mandatory repayment of all outstanding borrowings under those credit facilities or repurchase such debt securities.

Existing and potential future defaults by subsidiaries, joint ventures or associates pursuant to non-recourse indebtedness could adversely affect us

        We attempt to finance certain of our projects and significant investments, including capital expenditures typically relating to concessions or fixed tariff take-or-pay agreements, primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the revenue of the project being financed thereby, and provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as "non-recourse debt", "non-recourse financing" or "project financing." As of December 31, 2013, we had €11,975.4 million indebtedness outstanding on a consolidated basis, of which €6,320.9 million was non-recourse debt.

        While the lenders under our non-recourse project financings do not have direct recourse to us or our subsidiaries (other than the project borrowers under those financing), defaults by the project borrowers under such financings can still have important consequences for us and our subsidiaries, including, without limitation:

  •
  reducing our receipt of dividends, fees, interest payments, loans and other sources of cash, since the project company will typically be prohibited from distributing cash to us and our subsidiaries during the pendency of any default;

  •
  causing us to record a loss in the event the lender forecloses on the assets of the project company; and

  •
  the loss or impairment of investors' and project finance lenders' confidence in us.

Any of these events could have a material adverse impact on our financial condition and results of operations.

Any future credit rating downgrade may impair our ability to obtain financing and may significantly increase our cost of indebtedness

        Credit ratings affect the cost and other terms upon which we are able to obtain financing (or refinancing). Rating agencies regularly evaluate us and their ratings of our default rate and existing capital markets debt are based on a number of factors, including the credit rating of the Kingdom of Spain, where we are incorporated. On April 26, 2012, Standard & Poor's Rating Services ("S&P") downgraded the debt of Spain from "A" to "BBB+", citing concerns related to the negative economic growth and the capital adequacy of certain Spanish financial institutions. This was followed by rating downgrades by Fitch Ratings, Inc. ("Fitch") on November 1, 2013, which lowered Spain's rating from "A" to "BBB" with a stable outlook, and Moody's Investors Service, Inc. ("Moody's") on June 13, 2012, which likewise lowered Spain's rating from "A3" to "Baa3." Moody's upgraded its rating to "Baa2" on February 24, 2014, with a positive outlook. S&P announced on October 10, 2012 that it had further lowered its long-term sovereign credit rating of the Kingdom of Spain to "BBB-" from "BBB+" and the short-term sovereign credit rating to A-3 from A-2, with a negative outlook on the long-term rating; the outlook was changed to stable on November 29, 2013.

        Partially as a result of the downgrade of Spain, where we are incorporated, on July 17, 2012, Moody's downgraded our corporate family rating and probability of default rating from "Ba3" to "B1" with a stable outlook. Concurrently, Moody's downgraded the rating on certain of our existing high-yield notes from "Ba3" to "B1." On November 30, 2012 Moody's changed to negative from stable the outlook on the B1 rating of our corporate family and such high-yield notes and downgraded them on March 20, 2013 from B1 to B2 with a stable outlook. On December 27, 2012, S&P changed the perspective of the B+ rating from stable to watch negative of our corporate family and such high yield notes and S&P downgraded them on April 3, 2013 to "B" with negative outlook.

        In addition, on July 25, 2012, Fitch downgraded our long-term issuer default rating from "BB" to "B+" with a stable outlook.

        Any future downgrade of the Kingdom of Spain, our corporate family or of our outstanding nonconvertible debt securities may impede our ability to obtain financing on commercially acceptable terms, or on any terms at all, or it may interfere with our ability to implement our corporate strategy. There can be no assurance that further credit ratings downgrades, either of Spain or our Group, will not occur. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Ownership of the ADSs and Class B shares

The trading price of our ADSs and dividends paid on our ADSs may be materially adversely affected by fluctuations in the exchange rate for converting euros into U.S. dollars

        Market prices for our ADSs may fall if the value of euros declines against the U.S. dollar. The U.S. dollar amount of cash dividends and other cash payments made to holders of our ADSs would be reduced if the value of euros declines against the U.S. dollar.

Holders of our ADSs may not be able to exercise their voting rights due to delays in notification to and by the depositary

        The rights of shareholders under Spanish law to take actions such as voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to shareholders of record. Because the depositary, through its custodian, will be the record holder of the Class B shares underlying the ADSs, a holder of ADSs will not be entitled to the same rights as a shareholder. In its capacity as an ADS holder, an investor in the Company's ADSs will not able to vote, bring a derivative action, examine our accounting books and records or exercise appraisal rights, except through the depositary.

        The depositary for our ADSs may not receive voting materials for our Class B shares represented by our ADSs in time to ensure that holders of our ADSs can instruct the depositary to vote their shares. In addition, the depositary's liability to holders of our ADSs for failing to carry out voting instructions or for the manner of carrying out voting instructions is limited by the Deposit Agreement governing our ADR facility. As a result, holders of our ADSs may not be able to exercise their right to vote and may have limited recourse against the depositary or us, if their shares are not voted according to their request. Although holders or owners of ADSs who withdraw Class B shares from the depositary may vote those Class B shares directly, such holders or owners of the ADSs may not receive sufficient advance notice of shareholder meetings to enable them to withdraw the shares and vote at such meetings.

Holders of our ADSs will have limited recourse if we or the depositary fail to meet our respective obligations under the Deposit Agreement

        The Deposit Agreement expressly limits our obligations and liability and those of the depositary. Neither we nor the depositary will be liable if either:

  •
  is prevented from or delayed in performing any obligation by circumstances beyond our/their control;

  •
  exercises or fails to exercise discretion under the Deposit Agreement; or

  •
  takes any action based upon the advice of, or information from, legal counsel, accountants, any person presenting ordinary shares for deposit, any holder or owner of our ADSs or any other person believed by us or the depositary in good faith to be competent to give such advice or information. In addition, the depositary has the obligation to participate in any action, suit or other proceeding with respect to our ADSs which may involve it in expense or liability only if it is indemnified. These provisions of the Deposit Agreement will limit the ability of holders of our ADSs to obtain recourse if we or the depositary fails to meet their obligations under the Deposit Agreement or if they wish to involve us or the depositary in a legal proceeding.

Because Inversión Corporativa IC, S.A., as the direct and indirect holder of 60.50% of our Class A shares, controls the majority of the voting power of our outstanding share capital, other shareholders will be unable to affect the outcome of shareholder votes with respect to most events.

        Our Class A shares have 100 votes per share and our Class B shares have one vote per share. Inversión Corporativa IC, S.A. beneficially owns, either directly or indirectly through Finarpisa, S.A., 50,699,906 of our Class A shares and 237,799,624 of our Class B shares and 58.18% of the total combined voting power of our Class A shares and Class B shares outstanding as of March 17, 2014. In the event that all holders of Class A shares other than Inversión Corporativa IC, S.A. were to convert their Class A shares to Class B shares, Inversión Corporativa IC, S.A. would as of March 17, 2014 hold 90.81% of the total combined voting power of our aggregate issued and outstanding Class A and Class B shares (subject to its agreement entered into on August 27, 2012 with us not to exercise voting rights in excess of 55.93% of the voting power in the Company unless its economic rights in us exceed such amount). Accordingly, Inversión Corporativa IC, S.A. has and is expected to maintain the ability to determine the outcome of shareholder votes with respect to most events that may require shareholder approval, including:

  •
  mergers, consolidations and other business combinations;

  •
  election or non-election of directors;

  •
  removal of directors; and

  •
  certain amendments to our Bylaws.

        As a result, Inversión Corporativa IC, S.A. may be able to effectively approve or prevent a merger, consolidation or other business combination, elect or not elect directors, approve or prevent the removal of a director and approve or prevent amendments to our Bylaws. Inversión Corporativa IC, S.A.'s interests in any of these matters may be contrary to the interests of the rest of the holders of our Class B shares.

        On September 30, 2012, the Extraordinary General Shareholders' Meeting approved a modification of our Bylaws to enable the holders of Class B shares to enforce certain minority protection rights afforded by Spanish corporate laws to holders of shares representing specified percentages of a company's share capital, including among others the right to request the calling of an extraordinary general meeting of shareholders, to add items to the agenda of any ordinary general shareholders meeting and to challenge resolutions passed by the board of directors. Notwithstanding this, holders of Class B shares will not, in practice, be able to appoint directors by virtue of the proportional representation mechanism (representación proporcional), which is only available to holders of at least 5% of our share capital.

        For more information regarding the shareholdings of Inversión Corporativa IC, S.A., see "Item 7.A—Major Shareholders."

Our dual-class share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B shares and ADSs may view as beneficial

        We have two classes of voting shares. Holders of Class A shares are entitled to 100 votes per share, while holders of Class B shares are entitled to one vote per share. Inversión Corporativa IC, S.A. beneficially owns, either directly or indirectly through Finarpisa, S.A., 50,699,906 of our Class A shares and 237,799,624 of our Class B shares and 58.18% of the total combined voting power of our Class A shares and Class B shares outstanding as of March 17, 2014 (subject to its agreement entered into on August 27, 2012 with us not to exercise voting rights in excess of 55.93% of the voting power in the Company unless its economic rights in us exceed such amount).

        Due to the disparate voting rights attached to our Class A and Class B shares, holders of our Class A shares and, in particular, Inversión Corporativa IC, S.A. will have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. Because this concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class B shares and ADSs may view as beneficial, the market price of our Class B shares and ADSs could be adversely affected.

        In addition, holders of ADSs and Class B shares may not have the same protections as the Class A shares in the event of a takeover bid by a third-party offeror for all of the outstanding voting shares of Abengoa. Under Spanish tender offer legislation, it is not clear whether in such event the offeror would be obligated to offer to holders of Class B shares the same price per share that it offers to holders of our Class A shares. Our Bylaws provide holders of Class B shares with the right to have their shares redeemed under certain circumstances for consideration equal to the price per share offered to holders of the Class A shares in a takeover bid launched for 100% of the voting shares not providing the same treatment for holders of Class A shares and of Class B shares. Because the inclusion of such redemption right in our Bylaws may discourage others from pursuing a voluntary takeover bid that holders of our Class B shares and ADSs may view as beneficial, the market price of our Class B shares and ADSs could be adversely affected.

While our Class B shares and ADSs have similar economic rights to our Class A shares, they may trade at different prices from our Class A shares

        While our Class B shares have different voting rights from our Class A shares, the two classes of shares are similar in terms of the economic rights that attach to them. In particular, each Class B share grants its holder, among other things, the rights to receive the same dividend, the same payment on liquidation, the same restitution of contributions in the event of any capital reduction, the same distribution of reserves of any kind or of the issue premium and any other allocations as the Class A shares. Moreover, in the event of any capital increase, holders of the Class A shares and Class B shares are both entitled to preemptive subscription rights allowing them, upon exercise of such rights, to maintain their respective percentage ownership interest in the share capital of Abengoa.

        Despite having similar economic rights, however, the Class A shares and the Class B shares have traded in the past at different prices from each other. We cannot provide you with any assurance that the trading price of the Class B shares and ADSs will be correlated with the trading price of the Class A shares in the future.

Holders of our ADSs in the United States may not be able to participate in offerings of rights, warrants or similar securities to holders of our ordinary shares on the same terms and conditions as holders of our ordinary shares

        In the event that we offer rights, warrants or similar securities to the holders of our ordinary shares or distribute dividends payable, in whole or in part, in securities, the Deposit Agreement provides that the depositary (after consultation with us) shall have discretion as to the procedure to be followed in making such rights or other securities available to ADS holders including disposing of such rights or other securities and distributing the net proceeds in U.S. dollars to ADS holders. We generally would be required to register with the SEC any public offering of rights, warrants or other securities made to our ADS holders unless an exemption from the registration requirements of the U.S. securities laws is available. Registering such an offering with the SEC can be a lengthy process which may be inconsistent with the timetable for a global capital raising operation. Consequently, we may in the future elect not to make such an offer in the United States, including to our ADS holders in the United States and rather only conduct such an offering in an "offshore" transaction in accordance with Regulation S under the Securities Act, as amended. Therefore, there can be no assurance that our ADS holders will be able to participate in such an offering in the same manner as our ordinary shareholders. In such event, the percentage ownership interest and voting power of the Class B shareholders would decline relative to the percentage ownership interest and voting power of the Class A shareholders and, in particular, Inversión Corporativa IC, S.A.

As a "foreign private issuer" in the United States, we are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies

        As a "foreign private issuer," we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares and ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. Although we must comply with Spanish listing rules on insider reporting of share ownership and on protection of inside information, there may be less publicly available information concerning us than there is for U.S. public companies.

Judgments of U.S. courts may not be enforceable against us

        Judgment of U.S. courts, including those predicated on the civil liability provisions of the federal securities laws of the U.S. may not be enforceable in courts in Spain. As a result, our shareholders who obtain a judgment against us in the U.S. may not be able to require us to pay the amount of the judgment.

There are limitations on enforceability of civil liabilities under U.S. federal securities laws

        We are a Spanish company. Most of our officers and directors are residents of Spain and not the United States. It may be difficult or impossible to serve legal process on persons located outside the United States and to force them to appear in a U.S. court. It may also be difficult or impossible to enforce a judgment of a U.S. court against persons outside the United States, or to enforce a judgment of a foreign court against such persons in the United States. We believe that there may be doubt as to the enforceability against persons in Spain, whether in original actions or in actions for the enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the laws of the United States, including its federal securities laws. Because we are a foreign private issuer, our directors and officers will not be subject to rules under the Exchange Act that under certain circumstances would require directors and officers to forfeit to us any "short-swing" profits realized from purchases and sales, as determined under the Exchange Act and the rules thereunder, of our equity securities. However, under Spanish listing rules, our directors must not deal in any of our securities on considerations of a short-term nature.

        Individual shareholders of a Spanish company (including U.S. persons) have the right under Spanish law to bring lawsuits on behalf of the company in which they are a shareholder, and on their own behalf against the company, in certain limited circumstances. Spanish law does not permit class action lawsuits by shareholders, except in limited circumstances.

Future sales of the Class B shares and/or the ADSs and/or equity related securities in the public market could adversely affect the trading price of the Class B shares and the ADSs and our ability to raise funds in new stock offerings

        Future sales of substantial amounts of the Class B shares and/or the ADSs and/or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of the Class B shares and the ADSs and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of the Class B shares and/or the ADSs or the availability of the Class B shares and/or the ADSs and/or equity related securities for future sale will have on the trading price of the Class B shares and the ADSs.

        The price of the Class B shares and the ADSs could be depressed by investors' anticipation of the potential sale in the market of substantial additional amounts of Class B shares and ADSs. Disposals of the Class B shares and/or the ADSs would increase their offer in the market and depress their price.

The trading market for securities such as the Class B shares and the ADSs may be volatile and may be adversely impacted by many events

        The market for securities issued by issuers such as us, such as the Class B shares and the ADSs, is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other European and other industrialized countries. There can be no assurance that events in Spain, Europe, the United States or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Class B shares or the ADSs or that economic and market conditions will not have any other adverse effect. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the Class B shares or the ADSs. Any trading by arbitrageurs could, in turn, affect the trading prices of the Class B shares or ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

        Abengoa was formed under the laws of the Kingdom of Spain in Seville on January 4, 1941 as a limited liability company and was subsequently changed to a limited company (sociedad anónima) on March 20, 1952. We were originally founded as Sociedad Abengoa S.L. in Seville by Javier Benjumea Puigcerver and José Manuel Abaurre Fernández-Pasalgua and with three friends and other family members. Our initial vision was to manufacture a mono-phase meter for measurement of electric currents. However, we changed course due to supply problems and, soon after, we began offering engineering consultancy services, carrying out technical studies and completing construction works within the energy sector. Our registered office is at C/Energía Solar, no. 2, Seville (Spain). Our headquarters are located at Campus Palmas Altas, C/Energía Solar, 1, 41014, Seville, Spain. The telephone number for our headquarters is +34 954 93 71 11.

        Abengoa expanded throughout Spain in the 1950s and started its international expansion in the 1960s, first to Latin America, then to the United States and Canada, rest of Europe, Africa, Asia and other parts of the world. Today, Abengoa operates in more than 50 countries with offices and projects in more than 35 of them, with Spain accounting for 16% of total revenues during 2013. Abengoa is the parent company of the Group, which as of December 31, 2013 was made up of 578 companies, being the parent company itself, 534 subsidiaries, 19 associates and 24 joint ventures, in addition to certain companies of the Group being involed in 227 temporary joint ventures. Additionally, the Group has a number of shareholdings of less than 20% in various further entities.

        We currently conduct our traditional engineering and industrial construction business through our subsidiary Abeinsa.

        We entered the environmental services business in the 1980s with our participation in water infrastructure projects in Spain. With the acquisition of Befesa in 2000, a company specializing in industrial waste management, we reorganized our environmental activities under Befesa. In 2006, Befesa acquired BUS Group AB, the founder of the original Befesa and the largest European recycler of steel dust, which acquisition made Befesa a European leader in industrial waste recycling. On June 13, 2013, we entered into a share purchase agreement for the sale of Befesa to funds advised by Triton Partners. On July 15, 2013, the sale transaction was closed.

        We entered the bioenergy business in the 1990s. In late 1990s, we identified the need for a renewable energy alternative for the transport sector. We had a clear vision to achieve a critical mass in first generation bioethanol (or "cereal" bioethanol) and to make second generation bioethanol (or "biomass" bioethanol) commercially available through investments in R&D&i. We built our first two plants in Spain and in 2001 we acquired High Plains Corporation in the United States, a bioethanol producer with three plants. This new business line was organized as Abengoa Bioenergía. In 2007, we acquired Dedini Agro and entered the Brazilian bioenergy market.

        Until September 5, 2011, we conducted our information technology business through Telvent. We first entered this business when we acquired Sainco, a traffic automation company, in the late 1960s. As Sainco grew and broadened its spectrum of solutions and geographical reach, Abengoa decided to take the company public to finance its growth. As part of the reorganization undertaken prior to going public in 2004, the brand name of Telvent was adopted. In 2008, we acquired DTN Holding Company Inc., a leader in delivering real time business information to key decision makers in the agriculture, energy and environmental industries. As of December 31, 2009 and 2010 and during part of the year 2011, we held a 40% shareholding in Telvent. On June 1, 2011, we announced the sale of our investment in Telvent to Schneider Electric S.A. and on September 5, 2011 the transaction was completed. See "Item 5.A—Operating Results—Factors Affecting the Comparability of our Results of Operations—Acquisitions and Divestments—Divestment of Telvent GIT, S.A." for further discussion.

        Abengoa began its solar power activity in 1984 when the company was one of the participants in the construction of the Solar Platform in Almería, Spain. Since then, multiple R&D&i projects have been carried out to develop different types of receivers for tower plants and parabolic trough technology, which were partially supported by the European Union Framework Programmes. These first steps were taken in Abengoa's Engineering and Construction and Industrial Production business units. In 2007, with the inauguration of the first tower technology commercial plant, PS10 (11 MW), as well as the world's largest low-concentration photovoltaic plant, Sevilla PV, with 1.2 MW of power output capacity, Abengoa Solar was incorporated as a business unit.

        Abengoa was formerly present in the wind sector through its ownership of Desarrollos Eolicos S.A., a fully owned subsidiary that was sold in 2001 to the Dutch company Nuon.

        On July 27, 2010, Abengoa Cõncessoes Brasil Holding, S.A., a subsidiary in the Concession-Type Infrastructures segment, concluded an agreement with the company State Grid International to sell its 25% shareholding in the companies ETEE (Expansión Transmisora de Energía Eléctrica, S.A.) and ETIM (Expansión Transmissora Itumbiara Marimbondo), which are responsible for the concession of the 794 kilometers of transmission lines that joins the power stations of the city of Itumbiara, in Soiás, Brazil, and Marimbondo, in the state of Minas Gerais, Brazil.

        On June 2, 2011, Abengoa Concessões entered into an agreement with TAESA to sell 50% of its shareholding in a newly formed entity, named UNISA, to which Abengoa Concessões contributed 100% of its interests in four project companies that it controlled and that hold power transmission line concessions in Brazil. These four project companies are STE, ATE, ATE II and ATE III. In addition, on June 2, 2011, Abengoa Concessões and Abengoa Construção Brasil Ltda. entered into an agreement with TAESA to sell 100% of the share capital of NTE, another project company that holds a power transmission line concession in Brazil. We subsequently signed an agreement with TAESA on March 16, 2012 to sell our remaining 50% interest in UNISA, thereby completing the divestment of certain Brazilian transmission line concession assets (STE, ATE, ATE II and ATE III). See "Item 5.A—Operating Results—Factors Affecting the Comparability of our Results of Operations—Acquisitions and Divestments—Sale of Brazilian Transmission Line Assets."

        In October 2011, we issued 17,142,858 Class B shares and warrants to purchase an additional 4,020,124 Class B shares to First Reserve as part of their €300 million investment in Abengoa. As a result of the First Reserve investment, First Reserve acquired approximately 0.2% of the voting rights of our share capital. For further information on First Reserve, see "Item 7.A—Major Shareholders."

        In October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and, on October 29, 2013, we issued 37,500,000 additional Class B shares as a result of the exercise by the underwriters of the capital increase of their option to purchase additional shares to cover over-allotments.

The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the option, of €517.5 million. The new Class B shares are listed on the Madrid and Barcelona stock exchanges and, in the form of American Depositary Shares (with each American Depositary Share representing five Class B shares), on the NASDAQ Global Select Market. The shares were offered globally, including in the United States pursuant to a registration statement filed with the SEC.

        On March 3, 2014, we announced the confidential submission of a draft Registration Statement on Form F-1 to the SEC relating to the proposed initial public offering of the common stock of a yieldco vehicle. The number of shares of common stock to be sold and the price range for the proposed offering have not been determined as of the date of this annual report. We expect that the initial public offering will commence after the SEC completes its review process, subject to market and other conditions.

B. Business overview

Overview

        We are a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Over the course of our 70-year history, we have developed a unique and integrated business model that applies our accumulated engineering expertise to promoting sustainable development solutions, including delivering new methods for generating power from the sun, developing biofuels, producing potable water from seawater, efficiently transporting electricity. A cornerstone of our business model has been investment in proprietary technologies, particularly in areas with relatively high barriers to entry. Our Engineering and Construction activity provides sophisticated turnkey engineering, procurement and construction ("EPC") services from design to implementation for infrastructure projects within the energy and environmental sectors and engages in other related activities with a high technology component. Our Concession-Type Infrastructures activity operates, manages and maintains infrastructure assets, usually pursuant to long-term concession agreements under Build, Own, Operate and Transfer ("BOOT") schemes, within four operating segments (Transmission, Solar, Water and Co-generation). Finally, our Industrial Production activity produces a variety of biofuels (ethanol and biodiesel). For the year ended on December 31, 2013, our average number of employees was 26,818 people worldwide across our three business activities and, according to industry publications, we are among the market leaders in the majority of our areas of operation.

        In order to focus our attention on our key markets, we organize our business into three activities: Engineering and Construction, Concession Type Infrastructures and Industrial Production. Each activity is further broken into the following operating segments: Engineering and Construction and Technology and Other within the Engineering and Construction activity; Transmission, Solar, Water and Co-generation and other within the Concession Type Infrastructures activity; and Biofuels segment within the Industrial Production activity. Our three activities are focused in the energy and environmental industries, and integrate operations throughout the value chain, including research and development and innovation ("R&D&i"), project development, engineering and construction, and the operation and maintenance of our own assets and those of third parties. Our activities are organized to capitalize on our global presence and scale, as well as to leverage our engineering and technological expertise in order to strengthen our leadership positions.

        We have successfully grown our business, with a compound annual growth rate of our Consolidated EBITDA of 21% from the year ended December 31, 2002 to the year ended December 31, 2013. We have also maintained double-digit growth in our consolidated revenue and Consolidated EBITDA on a compound annual growth basis since our 1996 initial public offering on the Madrid and Barcelona stock exchanges. As of December 31, 2013, we had a market capitalization of approximately €1.8 billion. As of December 31, 2013, our backlog was €6,796 million.

        Our revenue, Consolidated EBITDA and net fixed assets of the Group and by segment as of and for the years ended December 31, 2013 and 2012 are set forth in the following tables.

	For the year ended December 31,
	2013	2012(1)
	(€ in millions)
Consolidated Revenue by Activity
Engineering and Construction	4,808.5	3,780.6

Engineering and Construction	4,472.8	3,477.8
Technology and Other	335.7	302.8
Concession-Type Infrastructures	518.9	393.1

Solar	321.0	281.6
Transmission	66.6	37.6
Water	40.2	20.7
Co-generation and other	91.1	53.2
Industrial Production	2,029.1	2,138.2

Biofuels	2,029.1	2,138.2

Total revenue	7,356.5	6,312.0

Consolidated EBITDA by Activity (unaudited)
Engineering and Construction	806.5	623.9

Engineering and Construction	593.3	475.5
Technology and Other	213.2	148.4
Concession-Type Infrastructures	317.7	233.6

Solar	200.3	203.4
Transmission	42.6	15.7
Water	28.1	11.6
Co-generation and other	46.7	2.9
Industrial Production	240.9	91.1

Biofuels	240.9	91.1

Consolidated EBITDA	1,365.1	948.6

	As of December 31,
	2013	2012(1)
	(€ in millions)
Net Fixed Assets by Activity
Engineering and Construction	611.4	527.4

Engineering and Construction	265.5	251.9
Technology and Other	345.9	275.5
Concession-Type Infrastructures	8,964.2	6,603.1

Solar	4,737.0	3,059.3
Transmission	2,749.8	2,428.7
Water	452.6	368.3
Co-generation and other	1,024.8	746.8
Industrial Production	2,454.3	3,643.8

Biofuels	2,454.3	2,657.8
Industrial Recycling(*)	0.0	986.0

Total net assets	12,029.9	10,774.3

(*)
Operating segment existing until the sale of shareholding in Befesa.

(1)
Net Fixed Assets as of December 31, 2012 include the net fixed assets of Befesa, our subsidiary engaged in the industrial recycling industry, which was sold on June 13, 2013. In accordance with IFRS 5, the results generated by Befesa are considered discontinued operation in Abengoa's Consolidated Financial Statements (see Notes 2 and 7 to our Consolidated Financial Statements).

        Our three activities are as follows:

  •
  Engineering and Construction

    Our Engineering and Construction activity includes two operating segments: Engineering and Construction and Technology and Other.

            Engineering and Construction

    We have over 70 years of experience in the Engineering and Construction activity in the energy and environmental sectors. We are responsible for all phases of the engineering and construction cycle, including project identification and development, basic and detailed engineering, construction and operation and maintenance.

    In the energy sector, we are dedicated primarily to renewable energy (solar, biofuel and biomass), as well as conventional (co-generation and combined-cycle) power plants and power transmission lines. In 2013, we were recognized by ENR Magazine as the leading international contractor in power transmission and distribution ("T&D") of electricity in terms of revenues, the leading international contractor in power in terms of revenues and the leading international contractor in co-generation and solar in terms of revenues (source: ENR).

    Within the environmental sector, we build water infrastructure, desalination and water treatment plants in Europe, the Americas, Africa and Asia. We are among the market leaders in the construction of water desalination plants through our projects in Algeria, China, India, Ghana and Spain.

            Technology and Other

    The Technology and Other segment includes activities related to the sale of thermo-solar equipment and licensing of solar thermal related technology and water management technology, as well as innovative technology businesses such as hydrogen energy or the management of energy crops.

  •
  Concession-Type Infrastructures

    By leveraging the expertise we have gained over the years in our Engineering and Construction activity and by selectively developing proprietary technologies, we have developed a portfolio of investments in concession-type infrastructures in the energy and environmental sectors where we seek to achieve attractive returns. Many such concessions are held pursuant to long-term agreements in which we operate and maintain assets that we initially constructed under BOOT schemes. There is limited or no demand risk as a result of arrangements such as feed-in and ad hoc tariff regimes, take-or-pay contracts and power or water purchase agreements, which are long-term contracts with utilities or other offtakers for the purchase and sale of the output of our concession assets. We believe our level of revenue visibility in this business to be very high given the nature of our assets, the long-term arrangements under which they are operated, and the number of projects under construction where off-take remuneration is already in place.

    Our Concession-Type Infrastructure activity includes four operating segments: Transmission, Solar, Water and Co-generation, which operate, respectively, our assets in power transmission, solar power generation (mostly in CSP technology), water desalination and co-generation. In each instance, we typically partner with leading international or local businesses or parastatals, such as E.ON AG ("E.ON"), Total S.A., Abu Dhabi Future Energy Company ("Masdar"), Centrais Eléctricas Brasileiras S.A. ("Eletrobrás"), General Electric Company ("General Electric"), Cemig, JGC Corporation, Itochu Corporation and Algérienne des Eaux (Algerian Water Authority). In a typical partnership, we make an equity contribution with our partners and then typically finance the infrastructure through non-recourse project financing.

    As of December 31, 2013, the average remaining duration of operation of our concession contract portfolio was 25 years. The capacity of our solar, co-generation and water desalination plants and the scale of our power transmission line networks are each expected to approximately double as projects currently under construction are expected to be completed between 2014 and 2017.

    We manage concession assets on five continents as diverse as power transmission lines in Brazil, Chile and Peru, thermo-solar plants in the United States, Spain, South Africa and the United Arab Emirates, desalination plants in India, China, the Middle East and Africa and co-generation plants in Spain and Mexico. We pursue a flexible asset rotation strategy through which we may divest certain assets from time to time on an opportunistic basis to maximize our overall investment returns.

  •
  Industrial Production

    Our Industrial Production activity includes one operating segment: Biofuels, in which we develop and produce biofuels. These operations are conducted using our own assets and are focused on high growth markets. According to industry publications and our own estimates, we enjoy a leadership position in many of the markets in which we operate.

            Biofuels

    In terms of capacity, according to Ethanol Producer Magazine and the European Renewable Ethanol Association, our Biofuels segment is currently the European market leader in ethanol production and is the seventh largest ethanol producer in North America. We are the only operator with a significant presence in all of the three key biofuel markets: the United States, Europe and Brazil. We are also diversified in terms of revenue sources and, historically, we have benefited from the positive impact of successful hedging policies.

    We believe we have identified a significant market opportunity in second-generation biofuels, which utilize biomass rather than cereal and other food crops as the primary raw material. We have invested continually in R&D&i over the past decade in this business and have developed our own proprietary processes and enzymes. Our pilot plant has been in operation in York (Nebraska, United States) since

    2007 and a demonstration plant in Salamanca (Spain) since 2009. We commenced construction of our first second-generation commercial plant in Hugoton (Kansas, United States) in 2011, for which we have been awarded a total of $132 million in loan guarantee financing and $97 million in grants from the U.S. Department of Energy since 2007. This plant is expected to start operations in the second quarter of 2014 and increase the number of opportunities for us to license our biomass technology to third parties. In addition, we believe that the plant will position our business for potential entry into the biomaterials and bioproducts industry. N-Butanol production on a commercial scale would allow us to diversify our bioenergy business product range, reducing market volatility. A pilot plant for development and implementation of a catalytic technology for N-Butanol production is running since the end of 2013.

Industry and Market Opportunity

        Over the last decade, global investment in the renewable energy and environmental sectors has witnessed significant growth. Moreover, energy scarcity, the focus on reduction of carbon emissions, and the potential increased costs of building and operating nuclear plants are expected to continue to drive renewable technology. We expect this to continue both in the short and long-term and expect that this will support demand for our products and services. According to the World Energy Outlook 2013, global energy demand is expected to grow 33% by 2035, compared to 2011 levels reaching 17.400 Mtoe. As expected, emerging economies account for more than 90% of net demand growth, and continue to be led by China, India and the Middle East.NG 48%, nuclear 66% and renewables 77%. Oil continues to be the largest component of primary energy mix, however demand growth slows down over the period: 1.1% p.a. until 2020 and 0.4% thereafter.

        The share of renewables in primary energy use is expected to rise to 18% in 2035, from 13% in 2011, resulting from rapidly increasing demand for modern renewables to generate power, produce heat and make transport fuels. Power generation from renewables is expected to increase by over 7,000TWh from 2011 to 2035, making up almost half of the increase in total generation. Renewables is predicted to become the second-largest source of electricity before 2015 and approach coal as the primary source by 2035. Cumulative investment of $6.5 trillion will be required in renewable energy technologies from 2013 to 2035, representing 62% of investment in new power plants through to 2035. (Source: World Energy Outlook 2013).

        Consumption of biofuels is expected to increase from 1.3 Mboe/d in 2011 to 4.1 Mboe/d in 2035, to meet 8% of road-transport fuel demand in 2035. The United States, Brazil, European Union and China will make up more than 80% of all biofuels demand. Advanced biofuels, helping to address sustainability concerns about conventional biofuels, will gain market share afer 2020, reaching 20% of biofuels supply in 2035. (Source: World Energy Outlook 2013).

        Significant opportunities are expected in one of Abengoa's core areas of expertise, the transmission and distribution sectors, where a total investment of 7,000 billion dollars is estimated by 2035. Approximately 25 million km of transmission and distribution lines are expected to be built during the outlook period driven by i) increasing demand (India, China) ii) upgrade of aged infrastructure (Europe, U.S. and Russia) and iii) integration of renewables. (Source: World Energy Outlook 2013).

        Other macroeconomic trends such as continuous global population growth and increasing water scarcity are expected to result in trends that favor the expertise and focus of our business. According to Global Water Intelligence estimates, the 2013 global water market is worth $556.8 billion and is expected to grow at a rate of around 3.9% per year through 2018. In particular, worldwide installed desalination capacity (industrial and municipal) in 2012 was 75 million m3/d, which corresponds to a water desalination market value of $3,938.3 million, and is expected to grow to $15,188.4 million by 2018. The growth rate for capital expenditure on seawater desalination is expected to be 19.2% during that time.

        In addition, increasing environmental consciousness, reducing carbon and greenhouse gas emissions, increasing focus on security of energy supply in many developed countries, and the related tightening of environmental regulation are important factors that we expect to bolster global demand and provide an impetus to our sustainable development focus.

Our Growth Strategy

        Our objective is to create long-term value for our shareholders by becoming the leading global engineering and clean technology company providing innovative solutions for sustainability in the energy and environmental sectors. Key elements of our strategy for achieving this objective are as follows:

Maintain focus on operational excellence and technological development

        Given the importance of our technological leadership to our competitive advantage, we maintain this strength through significant investment in R&D&i which is undertaken by over approximately 800 employees. We intend to maintain this effort to retain or enhance our market positions and cost competitiveness.

Maintain the mix of our business operations to operate a diversified business model

        We have been careful to expand our business in a balanced manner, seeking to ensure that we are not over-reliant on any particular product or service, geography or technology.

Take advantage of opportunities for organic cash flow generation in our growth markets

        We look to establish ourselves early in growth markets so that we can garner leadership positions in our businesses. We have significant experience in expanding into new and diverse markets with different regulatory regimes that allows us to adapt and to become familiar with new markets and technologies more quickly and helps us capitalize on future expansion opportunities in new markets.

        Our business is positioned for growth through the development of both existing operations and new investments. We have strict "return on investment" criteria that attempt to ensure that our growth plans generate long-term, sustainable cash flows for our business. In addition, we maintain strict discipline towards the deployment of new non-committed capital expenditures, committing to such investments only when long-term funding has been secured.

Maintain our competitive position

        We believe that we enjoy competitive advantages in many of our businesses due to factors such as our technological leadership position, know-how and scale, as well as the relatively high barriers to entry in certain key areas. We believe these are important factors in protecting our cash flows and profitability. We intend to continue to focus on efficiency measures and technology investments to seek to maintain our competitive advantages.

Asset rotation

        It is part of our strategy to unlock value through asset rotations, when we think that conditions are appropriate, in order to increase equity returns. We have a successful track record of monetizing certain of our investments, for example:

  •
  in the third quarter of 2011, we completed the Telvent Disposal, which generated cash proceeds of €391 million;

  •
  in the fourth quarter of 2011, we executed the First Cemig Sale which resulted in the equivalent of €479 million of net cash proceeds in Brazilian reais;

  •
  in the second quarter of 2012, we closed the Second Cemig Sale which resulted in the equivalent of €354 million of net cash proceeds in Brazilian reais;

  •
  in the second quarter of 2013, we closed the sale of our Brazilian subsidiary, Bargoa, for a total sales price of $80 million, which resulted in approximately $50 million of cash proceeds;

  •
  in the second quarter of 2013, we entered into a share purchase agreement for the sale of 100% of our shares in our subsidiary, Befesa, which specializes in the integral management of industrial waste, to funds advised by Triton Partners. On July 15, 2013, we received €331 in cash proceeds corresponding to the agreed price for the shares (and deferred compensation and other compensation totaling €289 million) and the sale transaction was closed; and

  •
  in the fourth quarter of 2013, Liberty Interactive Corporation invested $300 million in our Solana CSP plant in the United States. The investment was made in Class A shares of Arizona Solar Holding, the holding company of the Solana CSP plant. Such investment was made through a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and investment tax credits.

        We intend to continue to actively follow an asset rotation strategy whereby we periodically sell assets or businesses in order to seek to optimize investment returns and free up capital for new investments or debt reduction. We intend to follow an opportunistic approach, whereby we consider to sell assets or businesses when we deem market conditions are attractive to us. Sales of assets or businesses may be material and may happen at any time. We expect to continue with our asset rotation strategy through the rest of 2014. These opportunities relate to our power transmission business in Latin America, our renewable and conventional power assets and other assets. Our asset rotation plans constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including, but not limited to, our performance, industry performance, the availability of buyers for our assets at the prices we seek, general business and economic conditions, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this annual report. See "Cautionary Statements Regarding Forward-Looking Statements".

Strengthen and diversify our capital structure and gain financial flexibility

        We are committed to maintaining a sound capital structure and a strong liquidity position. As such, we intend to extend the debt maturities of our existing corporate debt, prefund our cash needs and avoid committing to new projects unless we have first secured long-term financing. We aim to continue to access the global capital markets from time to time, as appropriate and subject to market conditions, in order to further diversify our funding sources.

Our Business

        Our operations are conducted through three segments: Engineering and Construction, Concession-Type Infrastructures and Industrial Production.

Engineering and Construction

Overview

        Our Engineering and Construction activity is dedicated to the engineering and construction of electrical, mechanical and instrumental infrastructures in the energy, industrial, water transport and services sectors, as well as the development of innovative technology for our businesses. Our Engineering and Construction activity works mainly on an EPC work basis, with a strong technology and R&D&I component. Through our Engineering and Construction activity, we provide services throughout Europe, North America, Latin America, the Middle East, Africa and Asia-Pacific. The segment includes two activities: Engineering and Construction, and Technology and Other.

        Our Engineering and Construction activity had revenue of €4,808.5 million and Consolidated EBITDA of €806.5 million for the year ended December 31, 2013. In addition, our Engineering and Construction activity had total net fixed assets of €611.4 million as of December 31, 2013.

Engineering and Construction

        Our Engineering and Construction segment had revenue of €4,472.8 million and Consolidated EBITDA of €593.3 million for the year ended December 31, 2013. In addition, our Engineering and Construction segment had total net fixed assets of €265.5 million as of December 31, 2013.

Operations

        Our core areas of operation are the development, design and construction on an EPC basis of renewable energy (solar, ethanol, biodiesel and biomass) plants; power transmission lines; conventional energy (co-generation and combined cycle) plants; water treatment, desalination plants, other hydraulic infrastructures and industrial installations.

Solar Energy

        Within the field of solar energy, our Engineering and Construction activity has significant experience in designing and constructing some of the largest and most complex facilities. In 2009, our Engineering and Construction activity completed the construction of PS20, a 20 MW tower solar thermal technology power plant in Seville (Spain), for the solar segment of our Concession-Type Infrastructures activity. Our Engineering and Construction activity's other work for the Solar segment of our Concession-Type Infrastructures activity includes the construction of 13 solar 50 MW trough power plants in Spain, three of which became operational during 2010, eight of which became operational during 2011 and 2012 and a further two which bacame operational at the end of the third quarter of 2013. We also brought into operation a 280 MW solar thermal project with 6 hours of molten salt storage in Solana, Arizona, the electricity from which we sell to the Arizona Public Service Company. We also have another 280 MW solar thermal project under construction in Mojave, California, which will sell electricity to the Pacific Gas and Electric Company. In South Africa, we are building two solar thermal projects, one solar thermal plant with 100 MW of capacity with parabolic trough technology, and a 50 MW tower solar thermal technology power plant, both of which will sell electricity to the local national grid for 20 years. Additionally, we have built the Shams-1 facility in Abu Dhabi (United Arab Emirates), with a power capacity of 100 MW. Our Engineering and Construction activity's work for other entities in the solar energy field includes the construction of the world's first integrated solar combined cycle ("ISCC") plant with 150 MW in Hassi R'Mel (Algeria), as well as the construction of a 470 MW power plant located in Ain-Beni-Mathar (Morocco), for the Office National de I'Electricité ("ONE"), the Moroccan power utility, both of which have recently entered into operation. Both plants, in Algeria and Morocco, will use combined cycle technology integrated with a solar field of parabolic trough collectors.

        In June 2012, we were selected to construct and operate a 200 MW photovoltaic plant in Imperial Valley, California (United States). The construction of this plant started during the second half of 2012. The value of the contract is $360 million.

        In March 2013, we signed an agreement with BrightSource Energy Inc., a leading concentrating solar thermal technology company, to jointly develop, build and operate the world's two largest solar power towers in California. As joint partners, we will work together with BrightSource to obtain permits and financing for the 500 MW Palen Solar Electric Generating System. We will build the plants as the engineering, procurement and construction contractor, and will manage the operations and maintenance of the plants once they are operating. BrightSource will provide the solar field technology and plant design. Due to permitting delays, the development of this project is being delayed.

Transmission

        Our Engineering and Construction activity has built more than 26,000 km of power transmission lines in the last ten years for internal and external customers, with a proven global expertise in both EPC and Operation and Maintainance. As of December 31, 2013, the Engineering and Construction activity had 2,660 km of high voltage power transmission lines in operation for proprietary use and 9,373 km of such lines under construction. As of December 31, 2013, of the total backlog of €6,796 million in the Engineering and Construction activity, approximately 35% was related to power transmission projects. In November 2013, we were chosen by the Brazilian National Electricity Agency ("ANEEL") to carry out a new 367 km electricity transmission project. In August 2013 we were selected by Ukrenergo, the national energy company of Ukraine, to develop an electricity transmission project that includes construction of a 187 kilometer line that will connect the Zaporizhia nuclear power plant with the substation in Kakhovska. In March 2013 we were selected by Mexico's Federal Electricity Commission (CFE) to develop a new electricity transmission project in Mexico. The contract includes the engineering, construction and start up of a 201 km transmission line and two substations. In 2013, we were also chosen by the Kenya Electricity Transmission Company of the Kenyan Ministry of Energy for an electricity transmission project that includes construction of a 132 km transmission line and extension of an existing substation in Kenya. In December 2012, we were chosen by ANEEL to carry out three new power transmission lines in Brazil, for a total of more than 2,400 km. During the previous year, our Engineering and Construction activity was awarded a contract by the state owned Power Grid Corporation of India Limited to construct a 170 km power transmission line in Karnataka (India), connecting various localities in the environs of the city of Bangalore. In the year ended December 31, 2011, in Spain, we worked on several projects for Red Eléctrica de España, the Spanish power transmission system operator. In 2009, our Engineering and Construction activity was awarded the contracts for the A4 and A7 packages of an 800 kilovolts direct current ("DC") power transmission line in India, running from Biswanath Chariyali, Assam to Agra, Uttar Pradesh and from Gorakhpur to the Gomti River, both in Uttar Pradesh. These projects, which require the construction of a total of 401 km of DC power transmission lines, are under construction, with a total of more than 900 km of lines built in the region as of today.

Biofuels

        In the biofuels sector, we have constructed several plants for our Industrial Production activity on a turnkey construction basis. These include an ethanol plant in Rotterdam (The Netherlands), with capacity to produce up to 480 million liters of ethanol from corn or wheat, and two ethanol plants in Indiana and Illinois (both in the United States), each with a capacity of 340 million liters. These three plants came into operation in 2010.

        We are currently constructing one of the first and few commercial-scale second generation bioethanol production plants in Kansas, United States, which is due to start operation in the second quarter of 2014. This plant, with a 95 million liter capacity, will be able to convert cellulosic biomass, mainly agricultural waste products, into ethanol.

Power Plants

        We have significant expertise in the design and construction of conventional power plants. In June 2013 we were selected by the U.S. power company, Portland General Electric (PGE) to develop a 440-megawatt (MW) combined cycle power plant to supply electrical energy to half the population of Portland, Oregon (USA). We will be responsible for the engineering, design and construction of the combined cycle power plant under the engineering, procurement and construction (EPC) "turnkey" system. The estimated time for the project is 36 months. In April 2012, we were selected by Elektrociep?ownia Stalowa Wola S.A., Poland's partially state-owned energy and gas distribution company, to undertake the engineering and construction of a 450 MW combined cycle plant in Poland, the largest such power plant to be in Poland. In December 2011, we were awarded a contract to construct a 640 MW combined-cycled electricity power plant for Mexico's Federal Electricity Commission, which is part of the Morelos Integral Project, an initiative to develop central

Mexico's infrastructure. In December 2010, our Engineering and Construction activity announced plans to develop a 300 MW co-generation plant in Tabasco (Mexico), in partnership with General Electric Energy Financial Services. The plant, which entered into operation at the beginning of 2013, supplies the Nuevo Pemex gas processing complex with power and steam. Our Engineering and Construction segment's other power plant projects include providing repowering work on a 270 MW plant in El Sauz (Mexico), in 2003, where we converted the plant from a single cycle thermal plant to a combined cycle plant. We have also built five co-generation plants with over 250 MW in Spain and two co-generation plants, which use biomass as fuel, in Brazil with 70 MW of capacity each adjacent to our bioenergy plants.

Water Infrastructure

        We have extensive experience bidding on and executing EPC projects in the water infrastructure sector globally. Our Engineering and Construction activity specializes in the design and construction of large desalination plants, particularly those using reverse osmosis technologies. Reverse osmosis is a common method of desalination consisting of the separation of the various components of a liquid solution through the forces applied to a semi-permeable membrane. In addition to reverse osmosis desalination plants, our Engineering and Construction activity designs and constructs waste water treatment stations and plants and designs, constructs and overhauls hydroelectric plants, irrigation lines and piping lines (including repairing, improving, reconstructing aqueducts, tunnels, drains, service roads and bridges, and installing monitoring and automation equipment). Since 2000, our Engineering and Construction activity has constructed seven desalination plants with capacity totaling 660,000 m3/day and it is currently constructing two additional plants with capacity totaling 260,000 m3/day. In January 2013, we were awarded a water project in Chile worth $65 million to supply water to the mining industry in the Copiapó valley from the desalination plant in Caldera, in the Atacama region. In July 2012, we were chosen by ACWA Power International to develop a desalination plant using reverse osmosis technology in Barka, Oman. The project will have the capacity to supply more than 225,000 people with a capacity to desalinate 45,000 m3/day. We will be responsible for the design, engineering and construction of the plant as well as its subsequent operation and maintenance support. In October 2011, we were awarded a contract by Conagua, the Mexican water commission, to perform construction, equipping and maintenance works for a 139 km aqueduct project to supply potable water to 1.5 million people. We are currently bidding on multiple new EPC projects and considering new opportunities in various countries and regions, including China, India, Latin America, the Middle East, Africa and the United States.

Other Selected Expertise

        Our Engineering and Construction activity also designs, supplies, manufactures, assembles and tests mechanical systems associated with hydroelectric power plants, thermal plants, combined-cycle plants, co-generation plants, gas plants, and the chemical and petrochemical industry. In addition, our Engineering and Construction activity provides thermal and acoustic insulation and supplies and installs refractory material, fire protection systems and smoke sectoring curtains. Examples of such projects include repair and insulation works for Repsol, BP plc ("BP") and Compañía Española de Petróleos, S.A.'s refineries in Spain. Our Engineering and Construction activity also provides installation and infrastructure services in chemical and gas production plants, nuclear and thermal power plants, and individual buildings.

        Our Engineering and Construction activity includes EPC activities related to the engineering and installation of electrical, mechanical and instrumental infrastructure for the energy, industrial, transportation and services sectors. Our Engineering and Construction activity also provides electrical installations for thermal and combined-cycle power plants, substations and transformation centers, airport infrastructure, industrial infrastructure, individual buildings and maritime and railway transportation. Projects include providing the electrical installation for the electric substations of the Alta Velocidad Española ("AVE") high speed train line running between Madrid and Valencia, Spain, commissioned in 2010.

        Our Engineering and Construction activity provides engineering and integration services on an EPC basis for telecommunications networks. Its main telecommunications customer is Telefónica de España,  S.A.U., for which it provides construction and maintenance services. We also provide products and services for the deployment and installation of telecommunication networks.

Maintenance and Service

        Our Engineering and Construction activity provides operation and maintenance services for conventional and renewable energy power plants. The operation and maintenance services for power plants include preventive, scheduled and corrective maintenance of equipment and systems and the operation thereof to ensure that the facility operates reliably and meets its technical specifications with a view to minimizing fuel consumption and greenhouse gas emissions while maximizing production. In 2009, the Engineering and Construction activity conducted operation and maintenance activities at the Ain Beni Mathar ISCC plant in Ain-Beni-Mathar (Morocco), of 470 MWe. Our Engineering and Construction activity also provides various operation and maintenance services in chemical and gas production plants and nuclear and thermal power plants. Such work includes services provided for maintenance and instrumentation, operation and loading, and modifications for both the Almaraz and Trillo nuclear power plants in Spain.

Industry and Competition

        The prevailing economic and financial climate is having a mixed impact on the industrial engineering and construction industry in developed markets. Investment and current projects under negotiation or in progress have slowed significantly, competition is robust, customers are facing significant difficulties in acquiring funding and their insolvency risk is high. However, there have been indications of increased public spending in infrastructure in the mid-term and growth in renewable energies. Other developments in this industry include increased international demand in both established and emerging markets for sustainable and renewable energy infrastructure. In addition, the strong growth in emerging markets in the last few years resulted in significant investment in energy infrastructure to meet increased demands resulting from the rapid industrialization of these economies. This investment is also to an extent, strategically driven, as local governments seek to stimulate their economies through infrastructure spending.

        Our Engineering and Construction activity also performs significant work for our Concession-Type Infrastructures and Industrial Production activities. As a result, this activity is impacted by factors relevant to the industries in which those two activities operate.

        According to the International Monetary Fund's latest World Economy Outlook, global activity in 2014 is expected to strengthen moderately but the risks to the forecast remain to the downside. The strength is projected to come from the advanced economies, where output is expected to expand at a pace of about two percent in 2014, about three-quarters of a percentage point more than in 2013. Drivers of the projected uptick are a stronger U.S. economy, an appreciable reduction in fiscal tightening (except in Japan), and highly accommodative monetary conditions. Growth in the euro area will be held back by the very weak economies in the periphery. Emerging market and developing economies are projected to expand by about five percent in 2014, at lower rates than in the previous year, as fiscal policy is forecast to stay broadly neutral and real interest rates to remain relatively low. Unemployment will remain unacceptably high in many advanced economies as well as in various emerging market economies, notably those in the Middle East and Africa. Improving economic conditions, specially in some of our key markets such as the U.S. and some emerging markets, should continue to support Abengoa's growth in those geographies.

        Our Engineering and Construction activity faces a different set of competitors depending on the type of project. Some of our key competitors in certain markets are: Técnicas Reunidas, Mitsubishi and Korean Electric Power Corporation ("KEPCO") in conventional energy; Actividades de Construcción y Servicios, S.A. ("ACS") and Acciona, S.A. ("Acciona") in solar power; Colombian grid operator ("ISA"), Eletrobrás and Cemig in power transmission in Latin America; and Elecnor, S.A., ACS, Acciona and Duro Felguera, S.A. in Spain. In

the water area, our principal competitors in Spain are Obrascón Huarte Lain, S.A., Acciona, S.A. and Sacyr Vallehermoso, S.A. and internationally include Asociación de Empresas Constructoras de Ámbito Nacional ("SEOPAN"), Veolia Environnement S.A., Hyflux Ltd., Doosan Ltd., Suez Environnement S.A., GE Water and Process Technologies, Ltd., Fisia Italimpianti S.p.A and Aquatech, Ltd.

Customers and Contracts

        Our Engineering and Construction activity's customer base includes public administrations and large corporations such as Comisión Federal de Electricidad and Petróleos Mexicanos ("Pemex") in Mexico, ONE in Morocco, Agência Nacional de Energia Elétrica ("ANEEL") (the Brazilian Electricity Regulatory Agency) in Brazil, Abu Dhabi Transmission & Despatch Company in the United Arab Emirates, Agencia de Promoción de la Inversión Privada ("Proinversion") in Peru and Power Grid Corporation of India Limited ("PowerGrid") in India. Our customer base also includes our own Concession-Type Infrastructures and Industrial Production activities. No individual customer represented more than approximately 10% of consolidated revenue of our Engineering and Construction activity.

        In the water area of our Engineering and Construction activity, a limited number of EPC customers, many of which are government entities, currently account for a substantial portion of our revenue.

        Revenue from the solar area of our Engineering and Construction activity comes from selling plants, equipment, technology and industrial heating installations. We sell solar plant equipment and technology to solar developers. In the industrial heat market, our clients are industrial players who engage us for the construction and operation of installations and for maintenance or heating services.

        Our Engineering and Construction activity has different types of contracts depending on the nature of the work to be performed. Usually, for EPC projects, contracts are fixed price or cost-plus contracts, usually running for a short period of time of up to 36 months and end after completion and startup. For water projects, we perform turnkey EPC projects for the design and construction of infrastructures and plants, which we usually undertake at non-revisable fixed prices.

Suppliers

        The principal products used by the Engineering and Construction activity include structural steel, metal plate, concrete, cable and various electrical and mechanical components such as turbines and boilers. These products and components are subject to raw material (aluminum, copper, nickel, iron ore, etc.) availability and commodity price fluctuations, which the Engineering and Construction activity monitors on a regular basis. Our Engineering and Construction activity has access to numerous global supply sources and we do not foresee any supply constraints that might have a material adverse effect on our business in the near term. However, the availability of these products, components and raw materials may vary significantly from year to year due to factors including customer demand, producer capacity, market conditions and specific material shortages.

        Although water infrastructure plants utilize essential equipment, such as pumps or membranes, we procure such equipment in mature markets where we generally use a large number of suppliers and are not dependent on any single supplier.

        We own interests in companies that produce and supply key components for the construction of CSP plants, such as Rioglass Solar, S.A. ("Rioglass Solar"), Construcciones Métalicas Mexicanas Comemsa, S.A. de C.V. ("Comemsa") and Europea de Construcciones Métalicas, S.A. ("Eucomsa"). Rioglass Solar specializes in the manufacture of parabolic-shaped mirrors, which are one of the key components for parabolic trough plants. Both Eucomsa and Comemsa focus on the manufacture of galvanized reticulated metal structures, such as steel towers for power transmission and structures for parabolic troughs and heliostats. Both Eucomsa and Comemsa undertake R&D&i activities in order to develop robust and reliable structures at lower costs. The Engineering and Construction activity also owns an interest in Sol3g, S.L., a company that designs and sells high-concentration PV modules.

Technology and Other

        Our Technology and Other segment had revenue of €335.7 million and Consolidated EBITDA of €213.2 million for the year ended December 31, 2013. In addition, our Technology and other segment had total net fixed assets of €345.9 million as of December 31, 2013.

        The Technology and Other segment includes those activities related to the development of solar-thermal technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

Concession-Type Infrastructures

Overview

        Our Concession-Type Infrastructures activity oversees the construction, operation and maintenance of power transmission infrastructure, conventional (co-generation) and renewable energy (solar) plants, and water generation, transportation and management facilities (including desalination, treatment and water purification plants and water pipelines). Within this activity we have grouped four segments: Transmission, Solar, Water and Co-generation. We engage our Engineering and Construction activity for a significant portion of our Concession-Type Infrastructures activity's projects. We undertake these activities through our own asset-owned operations and through concession-based arrangements. These arrangements are governed by long-term sales arrangements such as take-or-pay contracts, feed-in tariff arrangements and power or water purchase agreements, with limited demand risk. In our Concession-Type Infrastructures activity, we participate in public tenders for the construction and operation of certain infrastructure assets.

        Our work in concessions generally has four functions: building, operating, owning and transferring of infrastructure. Typically, the concessionaire agrees to construct an infrastructure project for the owner (usually a public administration in the case of public infrastructure projects), procures the necessary financing and operates it for a fixed or variable period of time and at the end of which the concession returns to the owner. During the term of the concession, the concessionaire has ownership of the infrastructure.

        Our Concession-Type Infrastructures activity had revenue of €518.9 million and Consolidated EBITDA of €317.7 million for the year ended December 31, 2013. In addition, our Concession-Type Infrastructures activity had total net fixed assets of €8,964.2 million as of December 31, 2013.

Transmission

        The Transmission segment had revenue of €66.6 million and Consolidated EBITDA of €42.6 million for the year ended December 31, 2013. In addition, our Transmission segment had total net fixed assets of €2,749.8 as of December 31, 2013.

        Within our Concession-Type Infrastructures activity, the Transmission segment operates power transmission lines for a certain period of time after construction is completed. The power transmission lines are constructed by our Engineering and Construction activity. During the period of operation, our Concession-Type Infrastructures activity generates revenue by charging the electrical grid an annual fee for operating the power transmission lines. The prices of the service, fixed at the award of the project and regulated in the concession contract, are invoiced monthly to the companies that use the infrastructure. The amount the Engineering and Construction activity is able to charge is usually set in the concession contract. As of December 31, 2013, the Concession-Type Infrastructures activity had approximately 2,660 km of high-voltage power transmission lines in operation and a further 9,373 km of high voltage power transmission lines under construction that will come under the Concession-Type Infrastructures activity's operation upon their completion. In Brazil, Peru and Chile, the Concession-Type Infrastructures activity has 22 projects totaling 12,400 km of power transmission concessions.

Country	Number of Projects(1)	Total km of Power Transmission Concessions(1)
Brazil	15	10,302
Chile	3	139
Peru	4	1,959

Total	22	12,400

(1)
Includes greenfield projects, projects under construction and projects in operation.

        In 2008, our Transmission segment was awarded a concession contract for the design, construction, administration, operation and maintenance over a 30-year period of a 572 km power transmission line running through six Peruvian states to be developed by Abengoa's project company Abengoa Transmisión del Norte ("ATN"). For Abengoa Peru, the parent of the project company, this power transmission line represents its first significant concession. Most segments of this power transmission line became operational in December 2010, while the remaining segments became operational during 2011. Through directing the administration, operation and maintenance of the line for the next 30 years, we believe ATN may become one of Peru's principal providers of high-voltage power transmission.

        In 2009, Consorcio Amazonas, C.A., a joint venture in which we hold a 50.5% interest, with Eletrobrás holding the remaining 49.5% interest, was awarded a 30-year contract by ANEEL to construct and operate a 586 km 500 kV power transmission line connecting Oriximiná, Itacoatiara and Cariri in Brazil. The line will supply power to the city of Manaus, the capital of the state of Amazonas and an important technological center in the northwest of Brazil.

        In 2009, ANEEL also awarded a contract to Consorcio Integração Norte Brasil S.A. (of which we own a 51% interest) to construct, maintain and operate the Colectora Porto Velho electrical substation, power transmission lines, and two current converter stations in Eastern Brazil for 30 years. This project is expected to have a capacity of 3,150 MW, a DC voltage of 600 kV and will span a distance of 2,375 km. Operation of this project is scheduled to begin in the third quarter of 2014. In 2009, we were also awarded by ANEEL a new power transmission line, Linha Verde of 987 km at a voltage of 230 kV, operation of which is expected to begin in the fourth quarter of 2014.

        In April 2010, Abengoa Transmisión Sur ("ATS") was awarded a concession contract for the construction, administration, operation and maintenance over a 30-year period of a 900 km power transmission line in Chilca (Peru), which began operation in the fourth quarter of 2013.

        On July 27, 2010, as part of our asset rotation strategy, we entered into an agreement with State Grid International to sell 25% shareholding in Expansion Transmissora de Energia Eléctrica S.A. and Expansion Transmissão Itumbiara Marimbondo, which are responsible for concessions relating to 794 km of power transmission lines that join the power stations of the city of Itumbiara, in Solás, and Marimbondo, in Minas Gerais, Brazil. The sale of these shareholdings, which was completed in the fourth quarter of 2010, resulted in a cash inflow of €102 million and a profit of €69 million.

        In December 2010, we were awarded the construction, operation and maintenance of a 108 km power transmission line by ANEEL ("Lote I") in Itacaiúnas-Carajas, Brazil.

        Over the course of 2011 and 2012, we entered into the Cemig Sales which comprised the following: (i) on June 2, 2011, we sold 50% of our interest in four project companies: STE—Sul Transmissora de Energia S.A. ("STE"), ATE Transmissora de Energia S.A. ("ATE"), ATE II Transmissora de Energia S.A. ("ATE II") and ATE III Transmissora de Energia S.A. ("ATE III"); (ii) also on June 2, 2011 we sold 100% of the share capital of NTE Nordeste Transmissora de Energia S.A. and; (iii) on March 16, 2012, we signed an additional share purchase agreement to sell our remaining 50% interest in project companies STE, ATE, ATE II and ATE III (on June 30, 2012, all closing conditions were fulfilled). See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—Acquisitions and Divestments—Sale of Brazilian Transmission Line Assets" for further discussion.

        In June 2012, we were awarded the construction, operation and maintenance of an 80 km power transmission line by Sierra Gorda Sociedad Contractual Minera, known as the "Sierra Gorda" project, to cross the Atacama Desert from North to South, linking various mining centers in Northern Chile. The concession is for a period of 20 years and portions of the line are expected to begin operation in 2013.

        In December 2012, we were awarded by ANEEL the construction, operation and maintainance of three 500 kV AC power transmission lines, which will cover a total of 2,472 km across 8 states in Brazil.

        The projects began in March 2013 and are expected to come into operation in the same month in 2016. The first concession comprises four transmission lines covering 1,816 km and two electricity stations in the states of Tocantins, Piauí, Bahía and Maranhao; while the second concession involves the construction of a 286 km transmission line and two substations in the states of Ceará, Paraíba and Río Grande do Norte. The third and final concession won by Abengoa consists of a single transmission line of 370 km between the Estreito and Itabirito 2 stations in the state of Minas Gerais.

        In February 2013, we were selected by the Peruvian Ministry of Energy and Mining through the private investment promotion agency Pro Inversion, the construction, operation and maintainance of three power transmission lines covering a total distance of 354 km in Peru.

        In May 2013, we were chosen by ANEEL to carry out the engineering, design, construction, maintenance and commission of three new electricity concessions in Brazil which will cover 2,920 km. The first concession comprises a transmission line covering 615 km in the states of Pernambuco, Piauí and Ceará. The second concession involves the construction of a 544 km transmission line in the states of Maranhao, Piauí and Ceará. The third concession consists of various transmission lines with a combined length of 1,761 km, construction of a new substation and extending a further three substations, all located in the states of Pará and Tocantins. A further transmission line covering 367 km was awarded by ANEEL in November 2013.

        A complete list of our power transmission line concessions as of December 31, 2013 is set out below:

	Project	Kilometers		Abengoa Stake	Concession- Type Contract	Concessionaire	Status (Operational Start Date)
Brazil	ATE IV (São Mateus)	85		100%	BOOT	ANEEL	Operating (Sept-10)
	ATE V (Londrina)	132		100%	BOOT	ANEEL	Operating (Oct-10)
	ATE VI (Campos Novos)	131		100%	BOOT	ANEEL	Operating (Jan-10)
	ATE VII (Foz do Iguaçu)	115		100%	BOOT	ANEEL	Operating (Aug-09)
	Manaus	586		50.5%	BOOT	ANEEL	Operating (Q1 2013)
	Norte Brasil	2,375		51%	BOOT	ANEEL	Construction (Q2 2014)
	Linha Verde	987	(1)	50.5%	BOOT	ANEEL	Construction (Q4 2014)
	ATE VIII	108		100%	BOOT	ANEEL	Construction (Q1 2014)
	ATE XVI	1,816		100%	BOOT	ANEEL	Pre-Construction(3) (Q3 2016)
	ATE XVII	286		100%	BOOT	ANEEL	Pre-Construction (Q2 2016)
	ATE XVIII	383		100%	BOOT	ANEEL	Pre-Construction (Q1 2016)
	ATE XIX	630		100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XX	541		100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XXI	1,760		100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XXII	367		100%	BOOT	ANEEL	Pre-Construction (Q1 2017)

Total		10,302
Peru	ATN	572	(1)	100%	BOOT	MEM	Operating (Dec-11)
	ATS	900		100%	BOOT	MEM	Construction (Q1 2014)
	ATN 2	132		100%	BOOT	MEM	Construction (Q2 2014)
	ATN 3	355		100%	BOOT	MEM	Construction (Q3 2016)

Total		1,959
Chile	Palmucho	10		100%	BOO(1)	Endesa	Operating (Nov-07)
	Quadra I	79		100%	BOO	Sierra Gorda SCM	Operating (Q1 2014)
	Quadra II	50		100%	BOO	Sierra Gorda SCM	Operating (Q1 2014)

Total		139

Total Power Transmission Lines		12,400

(1)
"BOO" means Build, Own and Operate.

(2)
"MEM" means the Ministerio de Energía y Minas.

(3)
Pre-construction includes projects that have been awarded for which financing has not yet been secured.

Solar

        The Solar segment had revenue of €321.0 million and Consolidated EBITDA of €200.3 million for the year ended December 31, 2013. In addition, our Solar segment had total net fixed assets of €4,737.0 million as of December 31, 2013.

        Within our Concession-Type Infrastructures activity, our Solar segment designs, develops, oversees the engineering and construction of and operates solar power plants and installations. Our Solar segment operates in Europe, the United States, Latin America, the Middle East, Africa, India, China and Australia. Our Solar segment has invested in solar power plants and has developed expertise in the three core solar technologies—solar towers, parabolic troughs and photovoltaics. We are also working to develop more efficient solar technologies. Our Solar segment is the leader in the Spanish solar industry in terms of MW allocated in the Pre-Allocation Registry of the Ministry of Industry, Tourism and Trade (having been awarded 13 plants totaling 650 MW). We also operate an integrated solar combined-cycle power plant in Algeria, with a capacity of 150 MW.

        Our Solar segment had a portfolio of approximately 1,223 MW of plants in operation and 430 MW of plants under construction as of December 31, 2013. The tables below provide breakdowns of our thermosolar and photovoltaic plants, respectively, as of December 31, 2013.

Location	Operational Name	Production Capacity	Status
CSP Spain
Solúcar Platform, Seville	PS10	11 MW	In operation
	PS20	20 MW	In operation
	Solnova 1	50 MW	In operation
	Solnova 3 & 4	50 MW each	In operation
Écija Platform, Seville	Helioenergy 1 & 2	50 MW each	In operation
Extremadura Platform, Cáceres	Solaben 3	50 MW	In operation
	Solaben 2	50 MW	In operation
	Solaben 1 & 6	50 MW each	In operation
Ciudad Real Platform, Castilla-La Mancha	Helios 1	50 MW	In operation
	Helios 2	50 MW	In operation
Córdoba Platform, Córdoba	Solacor 1 & 2	50 MW each	In operation
United States	Solana, Arizona	280 MW	In operation
	Mojave, California	280 MW	Under construction
Algeria	Hassi-R' Mel	150 MW	In operation
South Africa	Kaxu Solar One	100 MW	Under construction
	Khi Solar One	50 MW	Under construction
	Xina Solar One	100MW	Pre-Construction(1)
Israel	Ashalim	110 MW	Pre-Construction(1)

Location	Operational Name	Production Capacity	Status
PV Spain
Solúcar Platform, Seville	Seville PV	1.2 MW	In operation
Solúcar Platform, Seville	Casaquemada	1.9 MW	In operation
Jaén	Linares	1.9 MW	In operation
Seville	Las Cabezas	5.7 MW	In operation
Seville	Copero	1.0 MW	In operation

(1)
Pre-construction includes projects that have been awarded for which financing has not yet been secured.

Solar Power Plants under construction and development

        Our Solar segment oversees the engineering and construction of our solar power plants. As of the date of this annual report, we oversee the engineering and construction of 3 solar power plants with a total installed capacity of 430 MW, 280 MW in the United States and 150 MW in South Africa. We have also 110 MW in Israel and 100 MW in South Africa in Pre-Construction.

        In the international market, during 2013, we continued construction of the following plants: Shams 1, a 100 MW CSP plant in the United Arab Emirates, brought into operation during the first quarter of 2013; Solana, a 280 MW CSP plant, with six hours of molten salt storage, located in Gila Bend, Arizona, which entered into operation in October 2013; a 280 MW CSP plant in Mojave, California; a 100 MW CSP plant, with three hours of molten salt storage, and a 50 MW Solar Tower technology CSP plant, with two hours of molten salt storage, both located in Upington, South Africa.

        The process of constructing a CSP solar power plant takes approximately 18 to 36 months, depending on the size of the plant and whether it will have capacity to store solar energy. The process of constructing a PV plant is generally much shorter, typically six months or less. The construction of a plant is performed by a contractor pursuant to a turnkey construction contract entered into based on market rates. Our Engineering and Construction activity is the principal contractor for our Concession-Type Infrastructures activity to construct its CSP and PV projects. On occasion, we enter into turnkey construction contracts with temporary business associations (unión temporal de empresas) in which our Engineering and Construction activity or other companies may participate. We undertake a large part of the basic and sophisticated engineering work in the plants using our own solar technologies.

        We are involved in the development of solar power plants from the initial stage. These activities principally involve site selection, securing land rights, assessment of solar resources, administrative processing and obtaining relevant authorizations and connections to the required power grid and related infrastructure. These activities average between one and three years for CSP and PV plants but can vary significantly between regions and countries. Once a potential site has been located and the relevant land rights have been secured, we proceed to present the project to the appropriate authorities with respect to both the generation facilities and evacuation infrastructure. During the administrative process, we are required to submit extensive documentation to the relevant authorities for each site in order to obtain the necessary permits, licenses and authorizations. Depending on the jurisdiction, this process may involve simply an application to the competent public authority or, in addition, a submission of the project for public consultation, such as is generally the case in the United States.

        In recent years, we have focused on developing solar power plants in Spain. As a result, we currently have a portfolio of 650 MW which have been filed with the power register (Registro de Potencia) of the Spanish Ministry of Industry, Tourism and Trade, and therefore have the licenses required to commence construction. Solar power plants in Spain work under regulated schemes, establishing a remuneration for all the energy produced. This scheme has been recently implemented after the latest sector reform, as described in the "Item 4.B—Regulation" section. In Spain, we have partnered with a number of companies, including E.ON, Itochu Corporation and JGC Corporation, to construct and operate CSP plants.

        In California, we have started construction in 2011 on the Mojave power plant equipped with parabolic trough technology in the Mojave Desert and benefitting from a power purchase agreement ("PPA") signed in 2009 with the electric utility Pacific Gas and Electric Company. This project obtained a $1,202 million loan guarantee from the DOE in order to support its construction and start-up of the Mojave Solar power plant. When it is brought on line, Mojave Solar, with a gross generation capacity of 280 MW, will be able to supply power to 90,000 households.

        In July 2011, we launched the first hybrid solar-gas plant in Hassi-R' Mel (Algeria), with 150 MW capacity that will generate electricity using both natural gas and solar energy. This combination of conventional and sustainable technologies enables energy to be produced from the sun without compromising the functionality and stability of the power grid.

        In December 2011, the South African Department of Energy selected us to construct and operate a 100 MW parabolic-trough solar plant and a 50 MW superheated steam tower technology solar plant together with our joint venture partner, Industrial Development Corporation. We own a 51% interest in such joint venture. These plants obtained non-recourse financing throughout 2012 and are under construction at the date of this annual report. In August 2013, Abengoa achieved an important milestone in the department of these projects with the announcement of the completion of the construction of the Khi Solar One tower.

        In June 2013 a joint company created by Abengoa and Shikun & Binui, an Israeli based global infrastructure group, was selected to build, own and operate a 110 MW solar trough plant with storage located in the Negev desert. Construction is expected to start in 2014 in the Ashalim area of the Negev Desert once the power purchase agreement and the project financing are closed.

        In October 2013, the South African Department of Energy selected us to construct and operate a 100 MW parabolic trough solar plant with 5 hours of thermal energy storage. Xina Solar One will belong to a consortium, 40% of which is controlled by Abengoa. Other constituents of the consortium are the Industrial Development Corporation (IDC), the Public Investment Corporation (PIC), and the KaXu Community Trust.

Solar Power Plants in Operation

        Plants in operation include the production and sale of electricity as well as the operation and maintenance of solar power plants. Once a CSP or PV solar power plant enters into operation, it generates revenue by selling the electricity generated. The production level and price are two factors that directly affect the amount of revenue generated. Electricity sales are therefore critical to maximize income from electricity generation. The mechanisms used to determine the sale price of electricity vary from jurisdiction and include regimes based on regulated tariffs to those where an ad hoc tariff is negotiated and agreed for each project. Once the plant is operational, we also provide all materials, tools and labor and cover all costs of staffing in connection with the plants preventive and scheduled maintenance.

        In CSP, we have eighteen commercial plants in operation totaling 1,223 MW. The first to become operational was PS10, an 11 MW solar tower power plant that commenced operations in 2007. Two years later, PS20, a 20 MW solar tower plant, started up, also located in the Solúcar Platform. In 2008, a solar trough plant was installed at PS10, the first commercial operating solar trough plant in Spain and representing part of our continuing efforts to increase our familiarity with the latest technologies. In 2010, three 50 MW trough technology plants commenced operations, making for a total of 181 MW of CSP in operation. In 2011, 2012, and as of the date of this annual report, twelve plants commenced operations: ten 50 MW plants, all in Spain (Helioenergy 1 and 2, Solacor 1 and 2, Solaben 2 and 3, Helios 1 and 2, Solaben 1 and 6), a 150 MW hybrid solar-gas plant in Hassi R' Mel (Algeria) and the first large scale concentrating solar power plant in the Middle East, Abu Dhabi (United Arab Emirates), with 100 MW of power output capacity. In October 2013 we successfully brought into operation Solana with a generation capacity of 280 MW, six hours of molten salt heat storage, and the ability to supply power to 70,000 homes.

        In the field of PV energy, our first 1.2 MW PV plant, located in Seville (Spain), has now completed its third year of commercial production, thereby demonstrating the commercial viability of the low concentration technology it utilizes. The 1 MW Copero plant in Seville (Spain) is also in operation, as well as the 1.9 MW Casaquemada PV plant in Sanlucar la Mayor, Seville (Spain), the 1.9 MW Linares PV plant in Linares (Spain) and the 5.7 MW Las Cabezas PV plant in Las Cabezas de San Juan, Seville (Spain), all of which have reached expected levels of production.

Water Infrastructure

        The Water segment had revenue of €40.2 million and Consolidated EBITDA of €28.1 million for the year ended December 31, 2013. In addition, our Water segment had total net fixed assets of €452.6 million as of December 31, 2013.

        Within our Concession-Type Infrastructures activity, our Water segment constructs and operates water generation, transportation and management facilities, including desalination, treatment and water purification plants and water pipelines pursuant to long-term concession agreements. In recent years, the number of partnerships between the public and the private sectors to manage and execute water infrastructure projects on a concession basis has grown significantly. The form of a particular concession may vary significantly depending on the type of project, the country involved, the individual public-private negotiations and the specific purpose of the concession.

        We currently have a portfolio of ten operational concession projects. We are in the process of constructing two additional concessions in Tenes (Algeria) (200,000 m3/day) and a desalination plant in Nungua (Ghana) (60,000 m3/day). These projects are scheduled to be in operation between 2014 and 2015.

        The table below shows certain information regarding our current operating concessions in our Water segment as of December 31, 2013. All such concessions were built and are currently operated under BOOT schemes. As of December 2013, our Qingdao plant was involved in the final stage of a sale transaction and its assets reclassified under assets held for sale.

Project Name	Location	Type of Plant	Year of Commencement	Duration	Capacity	Abengoa Equity Interest
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.A	Huesca and Lerida, Spain	Hydroelectric plant	1997	50 years	12 GWh/year	95%
Iniciativas Hidroeléctricas, S.A	Seville, Spain	Hydroelectric plant	2003	35 years	10 GWh/year	50%
Canal de Navarra	Navarre, Spain	Irrigation systems	2006	35 years	14 sectors including 2,611 Ha	10%
Almeria	Almeria, Spain	Seawater desalination plant	2005	15 years	50,000 m3/day	50%
Cartagena	Murcia, Spain	Seawater desalination plant	2006	15 years	65,000 m3/day	37.5%
Bajo Almanzora	Almería, Spain	Seawater desalination plant	2007	15 years	45,000 m3/day	40%
Skikda	Skikda, Algeria	Seawater desalination plant	2009	25 years	100,000 m3/day	34%
Chennai	Chennai, India	Seawater desalination plant	2010	25 years	100,000 m3/day	25%
Honaine	Honaine, Algeria	Seawater desalination plant	2011	30 years	200,000 m3/day	25.5%
Qingdao	Qingdao, China	Seawater desalination plant	2013	25 years	100,000 m3/day	92%

Co-generation Power Plants

        The Co-generation segment had revenue of €91.1 million and Consolidated EBITDA of €46.7 million for the year ended December 31, 2013. In addition, our Co-generation segment had total net fixed assets of €1,024.8 million as of December 31, 2013.

        Within our Concession-Type Infrastructures activity, our Co-generation segment participates in public tenders for the development and operation of combined heat and power plants under concession schemes. We also seek opportunities in the private sector.

        In August 2009, our Co-generation segment was awarded a contract by the Mexican state-owned oil and gas utility Pemex to operate a 300 MW co-generation plant in Tabasco (Mexico), for 20 years. Commercial operation of this plant partially began at the end of 2012. The 40% of the capital for this plant that is not being provided by our project lenders is being provided by General Electric.

        In 2010, our Co-generation segment conducted operation and maintenance activities at four participating co-generation power plants, located in Murcia, Huelva, Granada and Almeria (all Spain). The total power output of these facilities is 107 MW.

Industry and Competition

        Over the past 24 months, the energy landscape has changed significantly in part due to: political upheaval and civil unrest in certain countries in the Middle East and Africa; the incident at the Fukushima Daiichi nuclear plant in Japan; new moratoria on shale gas drilling in the Canadian province of Quebec and France; expectations regarding economic growth in China; and uncertainty surrounding global agreements regarding greenhouse gas emissions including Canada's withdrawal from the Kyoto Protocol.

        Despite these changes and the uncertain economic environment, world energy demand is expected to increase due principally to demand growth experienced by many large non-OECD economies such as China and India (40% and 18% share of net global energy demand growth from 2011 to 2035 according to World Energy Outlook 2013) and renewable energy is expected to play a more important role in satisfying energy demands which may lead to more projects available under BOOT schemes.

        According to the International Energy Agency ("IEA"), global energy consumption is expected to gradually increase to 17,400 Mtoe by 2035, a 33% increase from 2011. In the same period, demand for renewable energy (wind, solar, geothermal, marine, biomass and hydro) is expected almost double from 1,727 Mtoe in 2011 to 3,059 Mtoe in 2035, and the share of renewables in the electricity generation market is expected to increase from 21.4% in 2011 to 43.8% in 2035 (Source: World Energy Outlook 2013, IEA).

        In order to meet growing energy demand, significant investment must be made in the power sector in order to increase installed production capacity and to expand and improve T&D infrastructure. The IEA estimates a total investment of $17 trillion for the 2013-2035 period, or an average of $740 billion per year as follows:

  •
  total investment in new power plants estimated at $9,860 billion, out of which $6,113 billion or 62% corresponds to renewables, led by hydro and solar PV;

  •
  total investment in power transmission infrastructure estimated at $2.982 billion globally, of which two thirds takes place in non-OECD countries; and

  •
  total investment in biofuels of $330 billion, out of which $240 billion is expected to be in bioethanol

(Source: World Energy Outlook 2013)

        According to Bloomberg New Energy Finance, in 2010 renewable energy for the first time surpassed fossil fuels in new power plant investments. Investment in new wind, solar, biomass and marine projects totaled $187 billion compared with $157 billion for fossil fuels (excluding nuclear energy). 2010 was also the first time that expenditure in developing countries, mainly China, exceeded that in the developed world and this trend is expected to continue. Investment in renewable energy may double to $395 billion per year by 2020 led by growth in offshore wind and solar projects.

        We face several different competitors in our Concession-Type Infrastructures activity. In the Transmission segment, our principal competitors are Eletrobrás, Cemig and ISA. In the Water segment, our principal competitors are Veolia Environnement S.A., Hyflux Ltd., Doosan Ltd., Suez Environnement, S.A, Fisia Italimpianti S.p.A. and Aquatech, Ltd. The principal competitors of our Solar segment along the CSP value chain are Spanish companies ACS, SENER Ingeniería y Sistemas, S.A. ("SENER") and Acciona, and the American companies Florida Power Corporation and The Light Group LLC in the promotion and operation activities, and BrightSource Energy Inc., Ausra/Areva, and SkyFuel Inc. in technology. In PV, there are multiple competitors in both promotion and technology. In the Co-generation segment, we have numerous international and regional competitors, including utilities. Our principal competitors in the Spanish co-generation market are Iberdrola Cogeneración, S.R.L.U., Endesa Cogeneración y Renovables, S.A.U., Sacyr Vallehermoso, S.A., Gas Natural SDG, S.A. (Gas Natural Fenosa), DETISA and Dragados, S.A. In the international co-generation market, our competitors include ACS, Iberdrola Ingeniería y Construcción, S.A.U., Cobra Instalaciones y Servicios, S.A., Grupo Isolux Corsán, S.A., Samsung Group and Itochu Corporation.

Customers and Contracts

        Revenue from our Concession-Type Infrastructures activity comes from selling water, electricity, and power transmission line capacity. Our customers vary from governments in countries where feed-in-tariffs are in place (in the case of Spain, utilities are the electricity offtakes; but a government agency pays the tariff and premium), to electrical and water utilities, with which we would typically sign power purchase agreements.

        Our Concession-Type Infrastructures activity primarily utilizes concession contracts, which include the operation and maintenance of the asset for a significant period of time, typically 20 to 30 years. There are several forms of concession contracts, but the most frequently used are BOO and BOOT.

Industrial Production

Overview

        Our Industrial Production activity develops and produces biofuels for transportation which are used as components of gasoline or for direct blending with gasoline or diesel. We also produce DGS, sugar from our production plants in Brazil, electricity and carbon dioxide as by-products of the ethanol production process for sale to third parties. This activity includes the segment of Biofuels. Our Biofuels segment is located in Spain, France, The Netherlands, the United States and Brazil.

        Our Biofuel segment had revenue of €2,029.1 million and Consolidated EBITDA of €240.9 million for the year ended December 31, 2013. In addition, our Industrial Production activity had total net fixed assets of €2,454.3 million as of December 31, 2013.

        The Biofuels segment is dedicated to the production and development of biofuels, primarily ethanol for transport that employs cereal and sugarcane as raw materials. Our ethanol production facilities in Europe, the United States and Brazil have a combined production capacity of 2,915 million liters ("Ml") in operation. We also have a biodiesel plant in Spain, with a capacity of 225 Ml per year. We are the only company with a significant presence in Europe, the United States and Brazil, the three largest biofuel markets in the world.

        Ethanol is used for Ethyl Butyl Ether ("ETBE") production, as a component of all gasoline or for direct blending with gasoline. Biodiesel is used for direct blending with diesel or in a pure form as a substitute for diesel. We also produce by-products from our biofuel production, including DGS, sugar, electricity and carbon dioxide, which are sold to third parties.

        We are Europe's largest bioethanol producer with an annual production capacity of 1,275 Ml. We operate three ethanol plants in Spain in Cartagena, Murcia; Teixeiro, La Coruña; and Babilafuente, Salamanca. These three ethanol plants have a combined annual production capacity of 545 Ml. In addition we operate a fourth plant in Lacq (France), which has an annual production capacity of 250 Ml; a new 480 Ml ethanol production capacity plant in Rotterdam (The Netherlands) commenced operation in September 2010 and is Europe's largest ethanol plant by production capacity.

        We also produce biodiesel at a production plant in San Roque, Cádiz (Spain), which began supplying biodiesel in March 2009 and produces 225 Ml of biodiesel annually. This plant is located on the premises of a CEPSA refinery; CEPSA is also the customer for a significant portion of the facility's output.

        We are one of the largest ethanol producers in the United States, with an annual production capacity of over 1,440 Ml. Most of the ethanol produced in the United States is marketed in the form of e10 (90% gasoline and 10% ethanol), although sales of e85 (a mixture of 15% gasoline and 85% ethanol) have been increasing steadily. In 2010, construction work was completed on two 340 Ml production capacity plants located in Madison, Illinois, and Mount Vernon, Indiana; both plants became fully operational in early 2010. In September 2011, we received a $132 million loan guarantee from the DOE to support the funding for the construction of the first commercial scale biorefinery facility to produce renewable ethanol fuel from cellulosic plant fiber in Hugoton, Kansas. Our plants of Colwich (Kansas) and Portales (New Mexico) are temporarily shut down since the first quarter of 2012 due to unfavourable market conditions.

        We are a significant producer of ethanol and sugar in Brazil, operating three sugarcane ethanol plants which have a crush consumption capacity of 6.5 million tons of sugarcane for the production of approximately 200 Ml of ethanol and a sugar production capacity of 645,000 tons per year. Brazil is one of the world's largest markets for ethanol and ethanol production and is expected to continue as such, due to the success of flex-fuel vehicles that can run on either gasoline or ethanol. Flex-fuel vehicles currently account for nearly 90% of the vehicles sold in Brazil. In 2010, we finished the construction of two energy co-generation units at our sugarcane ethanol plants, each with an installed capacity of 70 MW and one of which can be upgraded to 140 MW. The plants use sugarcane "bagasse" as the raw material to fuel their boilers, which produce the steam to generate electricity and heat for production processes. These plants became operational in August and September 2010, and their excess output is fully connected to the power grid operated by Eletrobrás, a major Brazilian power utility.

        We believe there is a significant market opportunity for us in the second-generation biofuels industry, which utilize biomass rather than cereal and other food crops as the primary raw material. We have invested continually in R&D&i over the past decade and have developed our own proprietary process and enzymes. We have been operating a pilot plant in York, Nebraska (United States) since 2007 and a demonstration plant in Salamanca, Spain since 2009. We have commenced construction of our first second-generation commercial plant in Hugoton, Kansas (United States), for which we were awarded $132 million loan guarantee financing from DOE and $88 million in grants since 2007 from the DOE. This plant is expected to start operations in the second quarter of 2014 and will result in significant cost saving, while also providing opportunities to license its biomass technology to third parties. In addition, the plant will position us well to potentially enter the industries of biomaterials and bioproducts.

        In April 2013, we began operating the first demonstration plant using waste-to-biofuels technology. The demonstration plant in Babilafuente (Salamanca, Spain) has the capacity to treat 25,000 tons of municipal solid waste from which up to 1.5 million liters of bioethanol will be produced for use as fuel.

        A list of our biofuel production facilities as of December 31, 2013 is set out below:

Region	Plant	Ethanol Capacity (million liters per year)	Status
Europe	Murcia, Spain	150	Operating since 1999
	La Coruña, Spain	195	Operating since November 2003
	Salamanca, Spain	200	Operating since April 2006
	Lacq, France	250	Operating since June 2007
	Rotterdam, The Netherlands	480	Operating since September 2010
	San Roque, Spain	225 (biodiesel)	Operating since February 2009
United States	York, Nebraska	208	Acquired in November 2001
	Colwich, Kansas	95	Acquired in November 2001
	Portales, New Mexico	114	Acquired in November 2001
	Ravenna, Nebraska	341	Operating since September 2007
	Evansville, Indiana	341	Operating since Q1 2010
	Tricity, Illinois	341	Operating since Q1 2010
	Hugoton, Kansas	95	Expected operation in the second quarter of 2014
Brazil	São Luis, São Paulo	3 million tons crushed capacity, 91 Ml of ethanol, 285 thousand tons of sugar	Acquired in September 2007
	São João, São Paulo	3.5 million tons crushed capacity, 144 Ml of ethanol, 360 thousand tons of sugar	Acquired in September 2007
	Santo Antonio de Posse, São Paulo	0.4 million tons crushed capacity; 30 thousand tons of sugar	Under leasing agreement
        All of the above plants (other than those in York, Nebraska; Colwich, Kansas; Portales, New Mexico—all in the United States—and those in Brazil) were constructed by our Engineering and Construction segment.

Operations

        The operations of our Industrial Production activity's Biofuels segment represents a single integrated process that includes production; raw materials procurement; ethanol origination; and the trading of ethanol, DGS and sugar.

Production

        We produce ethanol at our facilities in Europe, the United States and Brazil from cereal grains and sugarcane by means of biochemical processes and treatments. One of our European production facilities also generates biodiesel. In the process of producing ethanol and biodiesel, we generate various secondary byproducts, including DGS, sugar, electricity and carbon dioxide, which are collected and sold to third parties.

Procurement of Raw Materials

        Raw materials account for approximately 60% to 70% of the production costs of biofuels. The most important typically for production are corn, wheat, barley and sorghum. The production of biodiesel relies on various oils, including soybean and palm. Since operations began, the Biofuels segment of our Industrial Production activity has built up experience in the supply and logistics of commodities. We have also established direct supply agreements with farmers and traders to secure the necessary volume of raw materials for our plants.

        In Brazil, we grow sugarcane while preserving sustainable rural development, biodiversity and regional economic growth. Our production plants are supplied through agreements with landowners, performing the required tasks for use of the land, and by providing the necessary resources and advice to farmers in order to start production.

Ethanol, DGS and Sugar Trading

        We trade in ethanol, DGS and sugar to manage our demands for these products. We have established offices in key markets for global ethanol trading, including Rotterdam (The Netherlands); St. Louis, Missouri (United States); and São Paulo (Brazil). Market fluctuations, political conditions in different geographical areas and other factors affecting our business, both in terms of acquisition of raw materials and in the production of marketed products, are analyzed globally to obtain a better view of international markets.

Products

  Ethanol

        We produce ethanol at our facilities in Europe and the United States from cereal grains, and in Brazil from sugarcane. Ethanol is obtained to produce either ETBE or for direct blending with gasoline as e85, e25 and e10. In addition to its renewable origin and being biodegradable, distilled ethanol has many advantages over fossil fuels, it contributes to the reduction of greenhouse gas emissions, increases energy autonomy and diversification, reduces fossil fuel dependence, stimulates growth in local economies, creates jobs in rural areas, and creates cleaner fuels that produce less sulfur dioxide and fewer particles.

  Biodiesel

        Biodiesel is a renewable fuel formed by long-chain fatty acid methyl or ethyl esters. It is obtained through the chemical reaction of methanol (or ethanol) with vegetable oils (rape, sunflower, soy or palm). Biodiesel does not contain sulfur and, when compared with diesel derived from oil, produces lower emissions of greenhouse gas (including carbon dioxide), carbon monoxide and particles and other polluting products.

  DGS

        DGS, a high protein compound used as feedstock for cattle, is obtained as a secondary product from the extraction of starch from cereal grains. In Europe and the United States, DGS is subject to strict quality controls that guarantee that its nutritional properties and products derived therefrom meet relevant food safety legislation. In Europe, Bureau Veritas certifies that our DGS is in compliance with the standards set by the relevant European food quality and safety requirements. Work is also being conducted to obtain a European specification for the product. In the United States, our DGS product fulfills the specifications required by the Association of American Feed Control Officials, which is responsible for developing and implementing uniform and equitable laws, regulations, standards and enforcement policies for regulating the manufacture, distribution and sale of animal foods.

  Sugar

        In Brazil, we produce sugar from sugarcane grinding. Liquid is separated from bagasse during grinding and undergoes the necessary filtration and chemical processes to neutralize its pH. Currently, we have an estimated 675,000 tons of crystal sugar production, of which most is exported, taking advantage of the optimal location of our plants near ports.

  Electricity

        Some of our biofuel process plants contain co-generation units to produce the necessary steam and electricity to run the ethanol production process. Excess electricity generated is sold to public utilities such as Eletrobrás in Brazil. Each of our plants in Spain and our facility in Rotterdam (The Netherlands) has a gas turbine co-generation plant. Our facilities in Brazil generate steam and heat from the combustion of bagasse obtained after the sugarcane milling process for use in the biofuel production process and in generating electricity. The aggregate amount of capacity from co-generation units was 286 MW as of December 31, 2013. Out of these co-generation units, units with a capacity of 234 MW are operated under long-term contracts, such as feed-in-tariffs or PPAs. However, these are not included in our Concession-Type Infrastructures activity as these are bioethanol assets.

  Carbon Dioxide

        At some of our plants, the carbon dioxide emissions from the production of ethanol are captured and sold to third parties. At our facilities in York, Nebraska and Colwich, Kansas (both the United States); captured carbon dioxide is sold to third parties who process the gas and sell it for use in the beverage and flash freezing industries. For our 480 MI ethanol plant in Rotterdam (The Netherlands), we have been carrying out studies regarding the possibility of supplying the carbon dioxide emissions from the plant's production to greenhouses.

Competition

        Our main competitors in the global biofuel market are The Archer Daniels Midland Company, Cosan Limited, CropEnergies AG, Green Plains Renewable Energy, Grupo São Martinho, The Andersons Inc., Verbio, Ensus, Poet Bio Refining and Valero.

Customers and Contracts

        Our customer base is mainly comprised of oil companies, including Repsol, CEPSA, Total S.A and BP, and traders, including Cargill, Incorporated.

        We have long-term supply contracts for the delivery of ethanol from two of our Spanish facilities and for the delivery of biodiesel from our biodiesel plant. For the remaining facilities, the production is sold under supply contracts ranging in duration from one to six months. To monitor and converse profit margins, we purchase raw materials according to the same time horizon in which we set ethanol production.

Suppliers

        In our European operations, we consolidate the purchasing of raw materials (cereal grains, oleaginous seeds and vegetable oils) necessary for the operation of our European ethanol and biodiesel plants with the marketing of associated co-products through a single entity: our fully owned subsidiary Ecoagrícola, S.A. For the past ten years, Ecoagrícola, S.A. has sourced its materials by means of two well-differentiated mechanisms: purchasing on the free market and direct contracting with farmers.

        We also centralize the critical functions of grain procurement, ethanol and DGS co-product marketing, and hedging and risk management for all commodities, including energy needs for our U.S. operations. The concentration of these functions into one specialized entity for our biofuel business in the United States is critical to achieve our goals of consistency, efficiency, and identification as one common brand.

        With respect to our Brazilian operations, we have reached agreements with local farmers for the supply of sugarcane that satisfies the feedstock requirements for our production facilities in Brazil.

Intellectual Property

        Given the progress that we have made in our technology development, in particular in CSP and bioproducts technologies, we have created the office of patents and technological surveillance as a fundamental tool for protecting our intellectual property. The office of patents and technological surveillance determines whether or not to file patents in relation to the knowledge, products and technology that we produce. Currently, we have filed 261 patents, of which 106 have been granted.

        The office of patents and technological surveillance has implemented intellectual property ("IP") protection policies and procedures throughout our businesses. These IP protection policies and procedures are applied to all knowledge that has, or might have, commercial value whether or not it is capable of being patented, including R&D&i and know-how, and any documentation (in printed or electronic format) that contains any confidential proprietary information.

        The measures that we take to protect our IP include the entry into confidentiality, non-disclosure and/or non-compete agreements with employees, service providers and counterparties, as appropriate, and the dissemination throughout the Group of an internal security code and internal security protocol.

        In addition, we take steps to protect the trademarks, business names and distinctive designs used in connection with our activities, products and services, although not all of these have been registered in the jurisdictions in which we operate.

        Although we take measures to protect our intellectual property, we do not consider that our business is dependant on any single patent or license, new manufacturing process or other types of intellectual property.

Information Technology

        We use information technology developed in-house and also provided by third parties for processing plant maintenance, construction management and operational management. Our systems integrate data and generate stock, orders and efficient sourcing and delivery routes. We are presently implementing a group-wide data warehouse and business intelligence system and a global sourcing (purchasing and procurement) system across all of our businesses. We utilize software and other information technology licensed from third parties to manage communications with our suppliers and customers.

        We believe that our information technology systems infrastructure that supports our various business operations is secure and robust. Our critical system servers are housed offsite in data centers. The remaining system servers are housed in secure, temperature-controlled internal data rooms. We have back-up and disaster recovery plans in place which are reviewed on a periodic basis.

Environmental Matters

        Our activities are subject to significant environmental regulation. This requires, among other things, that we commission environmental impact studies for future projects and that we obtain licenses, permits and other authorizations required to construct and operate relevant projects. In recent years, there has been a significant increase in environmental regulation in Spain, the European Union and other jurisdictions in which we operate. These include regulations in relation to carbon dioxide emissions and limitations on polluting emissions from large plants and facilities. See "Item 4.B—Regulation." See also "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Our business is subject to stringent environmental regulation."

        We have specifically established within our management regulations, applicable to all of our activities, the obligation to implement environmental management systems certified under the ISO 14001 standard of the International Organization for Standardization. As of December 31, 2013, 92.92% of Group companies, in terms of sales volume, had environmental management systems certified under the ISO 14001 standard and 98.04% held valid ISO 9001 standard certificates for their quality management systems.

Insurance

        We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices in the jurisdictions in which we operate, and consider our insurance coverage to be adequate for our business. Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdowns, fixed assets, facilities and liability deriving from our activities or products, including environmental liability. We maintain business interruption insurance for interruptions resulting from incidents covered by insurance policies. Our insurance policies also cover directors' and officers' liability and third-party insurance. We have not had any material claims under our insurance policies that would either invalidate our insurance policies or cause a material increase to our insurance premiums. We cannot assure you, however, that our insurance coverage will adequately protect us from all risks that may arise or in amounts sufficient to prevent any material loss. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in which We Operate—Our insurance may be insufficient to cover relevant risks and the cost of our insurance may increase."

Risk Management and Internal Control

        Our risk management system comprises two distinct systems that collectively manage risk at all levels of our Group: our shared management systems, which aim to mitigate business risks and our internal control systems which are organized to permit compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX") to mitigate risks related to the reliability of financial information. The system operates live and undergoes continual modification to remain up to date with our business and with employees also being issued a risk management manual. In addition, we have internal auditing to ensure the compliance with and the proper functioning of our risk management system.

        The risk management system includes the identification, evaluation, response, monitoring and reporting of risks and is fully integrated into our strategic planning process, our business objectives and our daily operations.

        We have implemented common management systems in order to coordinate and streamline our worldwide operations across our activities. Our systems are based on two key pillars of: (i) the definition of a set of management standards for the Group's activities; and (ii) monitoring of project and business performance in real time in order to take appropriate corrective measures, if required.

        The mission of our shared management systems is based on the following specific objectives:

  •
  Unification of actions: To establish a single criterion for the carrying out of actions in all our businesses and geographies.

  •
  Reinforcement of corporate identity: To achieve a strong corporate identity recognizable by key stakeholders.

  •
  Control and reduction of risks: To manage risks in a uniform manner and thus mitigate them.

  •
  Optimization of management: To be efficient and effective in the management of the company both within businesses and geographically.

  •
  Value creation for stakeholders: To differentiate and individualize the management of the main stakeholders in order to provide the greatest value-add to each one.

  •
  Profitability: To contribute to financial performance through active management.

        Our risk management system uses a systematic approach to identify events and to evaluate, prioritize, monitor and respond to any risks which may prevent the successful execution of our strategy, business objectives and daily operations.

        The main objectives sought through the risk management system are the following:

  •
  To understand and control the risks to which the Group is exposed.

  •
  To establish a system which optimizes the evaluation of risk management by the entire Group, allowing us to successfully assume and manage a greater number of risks and better understand each risk in order that we can adopt more efficient control.

  •
  To achieve a closer alignment between our strategy and our identified risks and controls by the Group.

  •
  To increase senior management assurance with each decision-making process to better achieve the business objectives of the Group.

  •
  To increase transparency of risk management and relations with stakeholders through more precise risk evaluation methods.

  •
  To ensure compliance with all applicable risk management regulations and best market practices.

  •
  To establish clear roles and responsibilities in the Group in order to focus on fundamental aspects of management.

  •
  To reduce profit volatility and avoid unwanted outcomes for the Group.

        We also have a model that is aimed at identifying the potential risks in our business. This model considers four key areas that are subdivided into 20 further categories of risks, which contemplate more than 130 potential risk scenarios for the Group. The four key areas are the following:

  •
  Strategic risks: Corporate governance, strategic and R&D&i projects, mergers, acquisitions and divestments, planning and assignment of resources, market dynamics, communication and relations with investors.

  •
  Operational risks: Human resources, information technologies, physical assets, sales, supply chain, threats or catastrophes.

  •
  Financial risks: Cash flow and credit, markets, taxation, capital structure, accounting and reporting.

  •
  Compliance risks: Regulations, laws and codes of ethics and conduct.

        We were among the first European companies to have undertaken to voluntarily comply with the SOX requirements regarding auditor attestations as to the effectiveness of our internal controls over financial reporting. Since 2007, Abengoa has performed internal control-compliance audits in line with the Public Company Accounting Oversight Board ("PCAOB") standards, pursuant to the requirements set forth in Section 404 of SOX. The independent registered public accounting firm's report dated February 20, 2014 for the year ended December 31, 2013, which expresses an unqualified opinion on our internal control over financial reporting in relation to our consolidated financial statements as of and for the year ended December 31, 2013 in accordance with IFRS-EU and not for the purpose of this annual report, is available on our website. The SOX audits are used to mitigate the risks related to the reliability of financial information, through a combined system of control procedures and activities in key areas of the Company.

        We have a commitment to transparency and good governance practices; our annual report now includes six independent verification reports carried out by external auditors covering the following areas: annual accounts, our SOX internal control system according to the PCAOB standards, corporate social responsibility reporting, greenhouse gas emissions inventory, corporate governance reporting and designing risk management systems according to the principles and guidelines established in ISO 31000.

Regulation

Overview

        We operate in a significant number of regulated markets. Our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructures activity are, in particular, subject to extensive regulation by governmental agencies in a number of the countries in which we operate. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In countries such as these, the scope, nature and extent of regulation may differ among the various states, regions and/or localities.

        While we believe the requisite authorizations, permits and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. The following is a description of the primary industry-related regulations applicable to our activities and currently in force in certain of the principal markets in which we operate.

European Union

Bioenergy Regulation

        Directive 2003/30/EC of the European Parliament and the Council, of May 8, 2003, on the promotion of the use of biofuels or other renewable fuels for transport ("Directive 2003/30/EC") set Member States national indicative targets by December 31, 2010 of 5.75% of biofuel in the content of petrol or diesel sold for transport purposes in each Member State.

        This legislation was superseded by two directives that resulted from the European Council of June 2008, in which the Council furthered its aim to develop and fulfill effective sustainability criteria for biofuels and to ensure commercial availability of second-generation biofuels, and underlined the need to assess the possible impacts of biofuel production on agricultural food products and to take action, if necessary, to address shortcomings. As a consequence, in 2009, the following new legislation was adopted:

  •
  Directive 2009/28/EC (the "2009 Renewable Energy Directive") on the promotion of the use of energy from renewable sources, which sets a minimum mandatory target of 20% renewable energy consumption in the European Union by 2020 and a minimum mandatory target of 10% renewable energy in the consumption of transport fuel for all Member States by 2020.

  •
  Directive 2009/30/EC establishes a mandatory minimum 6% reduction in the greenhouse gas emissions of road transport in the European Union between 2011 and 2020. It also increases the percentage of ethanol that can be used in mixtures with gasoline to operate motor vehicles.

        The Directives also implement a certification system to ensure the compliance of biofuels sold in the European Union with the regulated criteria of sustainability, including a minimum reduction of 35% in the emission of greenhouse gases during their life cycle compared with average emissions from petrol and diesel (increased to 50% from January 2017). A similar certification scheme is now under discussion for solid biomass.

        The Directives are presently under review in order to address concerns regarding indirect land use change arising from the promotion of biofuels.

        Following the adoption of the Directives, the European Union has adopted regulations in order to correctly implement its policy on the importation of biofuels. For instance, Commission Implementing Regulation (EU) No. 211/2012 classifies a blend of 70% ethanol and 30% petrol as denatured ethanol in the Combined Nomenclature. Council Implementing Regulation (EU) No. 157/2013 of February 18, 2013 imposes a definitive antidumping duty on imports of bioethanol originated in the United States. Similar trade defence actions have been undertaken to protect the European biodiesel market.

Solar Regulation

        The Kyoto Protocol, ratified by the European Union and its Member States on May 31, 2002, imposed on the European Union a target of reducing its emissions of greenhouse gases by 8%. On November 26, 1997, the European Union published a white paper (the "White Paper") which outlined a strategy and a community-wide action plan aimed at doubling energy production from renewable energy sources in the European Union to 12% of total energy consumption by 2010 from 6% in 1996. The White Paper proposed a number of measures to promote the use of renewable energy sources, including measures designed to provide better access for renewable energy sources to the electricity market.

        Directive 2001/77/EC of the European Parliament and Council of September 27, 2001 (the "2001 Renewable Energy Directive") encourages the development of electricity produced from renewable energy sources (non-fossil fuel sources such as wind, solar, hydropower, biomass and relief gas) by requiring Member States to set indicative national targets for the consumption of electricity produced from renewable energy sources consistent with the European Commission's target of generating 12% of the European Union's energy and 22% of the European Union's electricity from renewable energy sources by 2010. The 2001 Renewable Energy Directive was amended and repealed by the 2009 Renewable Energy Directive which set mandatory national overall targets consistent with at least a 20% share of energy from renewable energy sources in the European Union's gross final consumption of energy in 2020.

Spain

Bioenergy Regulation

        The use of biofuel has various environmental, socio-economic and energy-related benefits over petroleum fuels, making it a potentially useful tool in the implementation of European policies against climate change and reducing dependence on oil.

        EU institutions have issued several directives in order to establish strict technical and environmental specifications for different petroleum products. These directives have been enacted into Spanish legislation. Recent regulation has resulted in the incorporation of innovative development in the legislation governing this activity, including the introduction of the obligation of trading low sulfur fuel in Spain (in accordance with the EU strategy on air quality and environmental protection) and the incorporation of provisions concerning the use of biofuels.

        Subsequently, Royal Decree 61/2006, of January 31, providing specifications for petrol, diesel, fuel oil and liquefied petroleum gases and which regulates the use of certain biofuels (Real Decreto, 61/2006 de 31 enero por el que se determinan las especificaciones gasolinas, gasóleos, fuelóleos y gases licuados del petróleo y se regula el uso de determinados biocarburantes) ("Royal Decree 61/2006"), was issued in order to comply with the necessary information procedure in relation to technical regulations. Royal Decree 61/2006 introduced the indicative value of 5.75% as the minimum percentage (to be applied in Spain not later than December 31, 2010) of biofuel content in all petrol and diesel sold for transportation purposes. This percentage was increased to 5.83% in the 2005-2010 Renewable Energy Plan.

        Royal Decree 1027/2006, of September 15, modified Royal Decree 61/2006 regarding the sulfur content of marine fuels, in accordance with Directive 2005/33/EC of the European Parliament and Council, of July 6, 2005 which amends Directive 1999/32/EC regarding the sulfur content of marine fuels. Royal Decrees

1088/2010, of September 3, 459/2011 of April 11 and 1361/2011 of October 7 updated the applicable specifications and targets with relatively few changes. Royal Decree 459/2011 increases the biodiesel target to 7% which is helpful for the Spanish biodiesel industry.

        On November 4, 2011, Royal Decree 1597/2011 was approved, regulating biofuels and bioliquids sustainability criteria, the National Sustainability Verification System and the dual value of some biofuels to the effects of their counting (Real Decreto 1579/2011, de 4 de noviembre, que regula los criterios de sostenibilidad de los biocarburantes y biolíquidos, el Sistema Nacional de Verificación de la Sostenibilidad y el doble valor de algunos biocarburantes a efectos de su cómputo).

        In relation to the Spanish tax regime, incentives have been introduced to encourage biofuel trading. Law 38/1992, of December 28, on Special Taxes, (Ley 38/1992, de 28 diciembre, de Impuestos Especiales) imposes, until December 31, 2012, zero percent taxation for ethanol and biodiesel used as fuel. This incentive is no longer applicable. Furthermore, article 51.3 of the Special Taxes Law exempts the importation of biofuel used in projects to develop clean products.

        Finally, Law 12/2007, of July 2, substantially modified the Hydrocarbon Sector Law, (Ley 34/1998, de 7 de octubre, del Sector de Hidrocarburos) in order to adapt it to the Directive 2003/55/EC of the European Parliament and the Council of June 26, 2003. Specifically, the Hydrocarbon Sector Law was modified by Law 12/2007 in several key areas:

  •
  It clarifies the standard target by introducing the distinction between different biofuels and expanding the list of products that are considered biofuels;

  •
  It confirms the reference to Title III of the Hydrocarbons Law to regulate the distribution and sale of these products;

  •
  It sets out annual targets for biofuels and other trading renewable fuels for the period 2008-2010; and

  •
  It enables the Minister of Industry, Tourism and Trade to pass any regulation promoting the incorporation of biofuels and other renewable fuels in order to achieve the annual objectives fixed.

        Order ITC/2877/2008 introduced the most significant changes in the fuel distribution automotive sector since the liberalization of the sector in 1999. Under article 6 of the Order, the Spanish Energy Commission is responsible for issuing certificates of biofuels and controls and supervises the compliance with the biofuel trading obligations. In this context, the Spanish Energy Commission (currently, the Spanish Markets and Competition Commission) issued Circular 2/2009, of February 26, which has been successively replaced by Circular 4/2012, of July 12, Circular 7/2012, of October 4, and Circular 1/2013, of May 9, currently in force (Circular 1/2013, de 9 de Mayo, de 12 de julio, de la Comisión Nacional de Energía, por la que se regula de la gestión del mecanismo de fomento del uso de biocarburantes y otros combustibles renovables con fines de transporte) which defines the operation of the mechanism of certification of biofuels and other renewable fuels sold or consumed for transport purposes. Furthermore, in accordance with Article 11 of the Order ITC/2877/2008 the Spanish Energy Commission issued the Circular 1/2010, of March 25, which has been replaced by Circular 5/2012, of July 12 (Circular 5/2012, de 12 de julio, de la Comisión Nacional de Energía, por la que se regulan los procedimientos de constitución, gestión y reparto del fondo de pagos compensatorios del mecanismo de fomento del uso de biocarburantes y otros combustibles renovables con fines de transporte), which regulates the proceedings of the compensation payment fund for the mechanisms to promote the use of biofuels and other renewable fuels for transport.

        Royal Decree 459/2011, of April 11, establishes the new mandatory targets for biofuel use in Spain for 2011, 2012 and 2013. In particular, the mandatory targets established in the Royal Decree for biofuel content in fuel sold for transport purposes are the following: 6.2% for 2011, 6.5% for 2012 and 6.5% for 2013 for biofuels, and 6.0% for 2011, 7.0% for 2012 and 7.0% for 2013 for biodiesel.

        Order IET, 822/2012, of April 20, has established for two years, extendable for two additional years by a resolution of the Secretary of the Spanish Department of Energy, the assignment of biodiesel production output for the valuation of the compliance of biofuels mandatory goals, in favor of Spanish and European biodiesel plants to comply the biofuels mandatory targets set out in the Directive 2009/28/CE.

        Order IET/2199/2012, of October 9, postponed "sine die" the public tender for biodiesel production assignment established in Order IET/822/2012 due to the threat of an increase in the oil prices for final consumers. The publication of a new order is anticipated to take place in the first quarter of 2013.

        Order IET/2736/2012, of December 20 modified Order IET/822/2012, and introduced the following changes:

  1.
  It widens maximum annual target in 0.5 million tons.

  2.
  Legitimation to be an applicant is open to any production facility or unit, without any geographical restriction.

  3.
  Call for public tender must be made through resolution from the Secretary of State for Energy.

        Resolution 5 February, 2013 of the Secretary of State for Energy, called for a procedure for biodiesel production assignment.

        Royal Law Decree 4/2013 of February 22 (Real Decreto-Ley 4/2013 de 22 de febrero de medidas de apoyo al emprendedor y de estímulo del crecimiento y de la creación de empleo) includes in Article 41? lower biofuels targets 2013 on going (from 6.5% to 4.1%), of bioethanol in gasoline (froml 4.1% to 3.9%), and biodiesel to diesel (from 7% to 4.1%). Its Article 42 delays "sine die" sustainability request.

Water Regulatory Framework

        Spain is currently the only country within the European Union in which we operate our Water segment. The Spanish water regulatory framework, which primarily regulates the desalination process and the water concessions needed for the operation of our thermo-solar plants, is included in the Water Law as approved by Royal Legislative Decree 1/2001, of July 20 (the "Water Law"), and developed by the Royal Decree 849/1986, of April 11, which approves the regulation of public water.

        The Water Law regulates the use of hydraulic public property, in addition to authorizations and public concessions necessary in accordance with Law 22/1988, of July 28, on coasts, and other applicable regulations. The Water Law also regulates hydraulic infrastructures, which are defined as the construction of infrastructure for collection, extraction, desalination, storage, regulation, piping, control and use of water, including its drainage and purification, processing and reuse. In addition, Law 26/2007, of October 23, on environmental responsibility establishes a preventive and reparative administrative responsibility framework, applicable to water operators whose activities impact on the environment.

Solar Regulation

Overview

        The Kyoto Protocol was adopted on December 11, 1997 and introduced mandatory targets for participating countries to reduce emissions of greenhouse gases by at least 5% against 1990 levels in the five-year period between 2008 and 2012. The Kyoto Protocol came into effect on February 16, 2005. The European Commission announced in March 2007 new targets for reducing emissions of greenhouse gases among the EU Member States. These targets include a unilateral commitment to reduce overall EU greenhouse gas emission levels by 20% from 1990 levels by 2020. In addition, the European Commission made a conditional offer to increase this percentage reduction to 30% if other major emitting countries make a corresponding commitment to reduce emissions. The European Union and its Member States announced their willingness to continue negotiations to reach an international legally binding agreement to be in force starting on January 1, 2013, when the first commitment period of the Kyoto Protocol expires. In any case, the Kyoto Protocol has led to the implementation of policies and actions to promote and support the use of energy from renewable sources, which have been favorable to the renewable energy sector and, in particular, the solar energy sector.

        The renewable energy industry benefits from government subsidies and incentives in Spain, the United States and the other markets in which we operate. Internationally, the most common public incentives in the renewable energy sector include, among others, the following systems:

  •
  Green certificates.  Producers of renewable energy receive a "green certificate" for each megawatt-hour they generate and suppliers of energy have an obligation to purchase part of the energy that they supply from renewable sources.

  •
  Investment grants and direct subsidies.  These apply to the costs of installation of generating plants.

  •
  Tax exemptions or relief.  These include ITCs, cash grants in lieu of tax credits, accelerated depreciation, among others, in the United States.

  •
  System of direct support of prices.  These include regulated tariffs and premiums. The system previously in effect in Spain involved a regulatory guarantee to purchase the energy generated by a renewable energy plant for an allotted period of time at a fixed tariff per kilowatt-hour ("kWh") for a maximum annual number of hours, so that the producer was ensured of a reasonable return on its investment. This system was totally replaced in 2013, as described below.

Solar Regulatory Framework

Law 15/2012 on Tax Measures for Energy Sustainability

        On December 27, 2012, the Spanish Parliament approved Law 15/2012 which became effective on January 1, 2013 ("Law 15/2012"). The aim of Law 15/2012 is to try to combat the problem so-called "tariff deficit", which reached roughly €30 billion in December 2013.

        Law 15/2012 provides for an electricity sales tax which is levied on activities related to electricity production. The tax is triggered by the sale of the electrical power and affects both traditional electricity generation and electricity generated from renewable sources. The tax (at a single rate of 7%) is levied on the total income received from the power produced at each of the installations.

        Furthermore, Law 15/2012 provides for a tax trigger in the production and storage of nuclear energy waste, taxes on gas consumption for power generation (the so-called "green cent") and other measures.

Royal Decree Law 9/2013

        Royal Decree Law 9/2013, of July 12, on the adoption of urgent measures to guarantee the financial stability of the electric system, was published in the Spain's Official State Gazette on July 13, 2013, and entered into force on July 15, 2013 (hereinafter, as amended as the case may be pursuant to Act 24/2013, of December 26, of the Electricity Sector, "RDL 9/2013").

        The purpose of RDL 9/2013 is to adopt a series of measures to ensure the sustainability of the electricity system and to combat the so-called "tariff deficit".

        The measures adopted therein are focused primarily on the following areas, among others: (i) the legal and financial regime for the existing electricity production facilities using renewable energy sources, cogeneration and residual waste; (ii) the remunerative regime for transport and distribution activities; (iii) the State's Guarantee of the Securitization Fund to cover the Deficit in the National Electricity Sector; and (iv) certain aspects related to payments for capacity, assumption of the cost of the social bond and review of the access tolls.

        RDL 9/2013 abolishes the previous financial system based on a regulated tariff applicable to electricity production facilities using renewable energy sources, even for power plants in operation at the time the RDL

9/2013 entered into force. RDL 9/2013 establishes a new remuneration system different from the previous model (RDL 9/2013 repealed prior regulation, contained mainly in Royal Decree 661/2007). Unlike previous reforms, which tweaked the feed-in tariff scheme applicable in Spain since 2007, in this case the entire system of regulated revenues has been altered. The Government has elected to untie its aid from electricity output and to base payments on standard values of investment and operating and maintenance costs. The principle driving the new regulations is that the incentives that each kind of electricity producer receives should be equivalent to the costs that it cannot recover on the electricity market (competing with other technologies). This would enable a "well run and efficient enterprise" to recover the costs of building and running a plant, plus a reasonable return on their investment. In the case of plants eligible for premiums when RDL 9/2013 entered into force, producers will now receive, together with the pool price for the energy produced, a payment tied to the standard investment for the relevant kind of plant, independently of the amount of energy they generated (but provided that certain operation requirements are met). This "payment for investment" (in €/MW of installed capacity) would be supplemented in the case of technologies with running costs in excess of the pool price with an "operating payment" (in €/MWh produced, excluding production attributable to the use of back up fuel).

        The payment parameters may be reviewed from time to time (every one, three or six years). According to the provisions of RDL 9/2013, the new remunerative regime enables renewable installations to obtain reasonable profitability in relation to a standard facility applicable in each case. Reasonable profitability shall be calculated, before taxes, on the average yield of Spanish government 10 year bonds on the secondary market, applying the appropriate differential. Nevertheless, for those special regime installations that, on the date of entry into force of RDL 9/2013, were entitled to premium based remuneration, reasonable profitability will be set, before tax, on the average yield of Spanish government 10 year bonds on the secondary market in the preceding 10 years plus 300 basis points, which in any event will be reviewed every six years.

        The new rules came into force on July 14, 2013 (when RDL 9/2013 came into force). Settlements after that date and until the new implementing regulations are adopted will be made in accordance with the previous regime (Royal Decree 661/2007). However, following the implementation of such new regulations, payments made during such period will be recalculated in accordance with the new regulations. The difference between the amounts received under the prior regime and those calculated under the new regime will be deducted from the first nine settlements (or longer, if the Industry Ministry determines so) that follow the approval of the new implementing regulations.

New Electricity Sector Act

        Act 24/2013, of December 26, of the Electricity Sector, was approved by the Spanish Parliament and published on December 27, 2013 (the "New Act"). The new Act supersedes prior electricity sector laws.

        As to electricity production out of renewable energy sources, the New Act basically restates RDL 9/2013 and the new economic system for renewable plants which was established therein, which will still apply with minor changes as from July 14, 2013 onwards.

        Renewable electricity producers participate, under the regimen established in the New Act, in the formation of the electricity pool price in the market. In addition, as from January 1, 2014, renewable electricity producers will proportionally borne the so called "tariff deficit" that the national electrical system may incur from time to time if tolls and tariffs are not increased accordingly, provided that such deficit exceeds certain thresholds.

Royal Decree and Ministerial Order

        On November 26, 2013, a draft of Royal Decree developing regulations of electricity production out of renewable energy sources, cogeneration and residual waste was made available by the Spanish Government. This draft of Royal Decree develops technical requirements and general regulations pursuant to RDL 9/2013 and the New Act, has been subject to public consultation and review reports have been issued by the appropriate independent authorities. This draft of Royal Decree develops RDL 9/2013 and the New Act as far as renewable, cogeneration and residual waste production is concerned, and does not change any of their basics. As of March 14, 2014, the Royal Decree has not been approved nor published.

        On February 3, 2014, a draft of a Ministerial Order was delivered by the Ministry of Industry to the Spanish Markets and Competition Commission establishing the standard typologies for the plants under RDL 9/2013, associating every actual plant to a standard model under the Order. The New Act also set forth each standard model the economic parameters and remuneration, including an "investment remuneration" per installed capacity in MW and "operating payments" per production in MWh. Public consultation ended on February 26. As of March 14, 2014, the appropriate independent authorities have not issued their review reports yet, and this Ministerial Order has not been approved nor published. Nonetheless, no material changes are expected and we have prepared our Consolidated Financial Statements considering the figures provided in the draft Ministerial Order.

Applicable tax regime: Special provisions

        Historically, the Spanish taxation framework has been very favorable for renewable energy but the existing tax benefits are beginning to be phased out. However, there is a trend that has seen increases in the tax benefits from research, development and technological innovation, as demonstrated by the recent legislative initiatives in this area, including:

  •
  The income tax deduction for R&D&i for companies which was made permanent under Royal Decree 3/2009 of March 27.

  •
  The introduction of various measures conducive to investment in R&D&i and investments related to the protection of the environment in the Law 2/2011, March 4, 2011 on Sustainable Economy Law, such as increasing the percentage of the deduction applicable to innovative activities from 8% to 12% within the ambit of the deduction for R&D&i.

  •
  The introduction of a measure conductive to improve and facilitate the application and recovery of the R&D&i tax deduction in Law 14/2013 of September 27 to support entrepreneurs and their internationalization, by virtue of which, for fiscal years initiated as from January 1, 2013 and at the discretion of the tax payer, under certain circumstances, upon a 20% reduction of the R&D&i tax deduction, this deduction will not be subject to the ordinary limitations in the application of tax deductions and in case of lack of tax quota of the period in which to apply this tax deduction, it will be refundable in cash. The maximum R&D tax deduction either applicable or refundable is €3 million per year and €1 million for technological innovation.

  Tax deductions for research, development and innovation

        The tax deduction for R&D&i is regulated in Article 35 of Legislative Royal Decree 4/2004 of March 5, approving the revised corporate income tax ("TRLIS"). For purposes of the deduction, the definitions of each of the concepts of research, development and technological innovation in Article 35 of the TRLIS are of significant importance, which differentiates between research and development and the concept of technological innovation. Article 35 of TRLIS states explicitly that certain specific activities are considered research and development for purposes of the deduction. Expenses relating to the qualifying R&D&i activities are entitled to a 25% deduction for the period in which they were incurred (or 42% for those expenses that exceed the average expenditure over the preceding two years for this purpose), provided that such expenses were incurred in accordance with cost accounting and were specifically undertaken in connection with identified projects. In addition, investments in tangible fixed assets and intangible assets made in connection with R&D&i are entitled to a deduction of 8% and an expenditure corresponding to qualified personnel exclusively engaged with the R&D&i is entitled to a deduction of 17%.

        Expenditures associated with technological innovation activities are entitled to a deduction of 8% for the period in which they were incurred (12% for fiscal periods commencing after the entry into force of Law 2/2011, March 4, 2011 on Sustainable Economy), provided that such expenses were incurred in accordance with cost accounting and were specifically undertaken in connection with identified projects. These deductions may be applied in assessments of tax periods that end in the 18 years subsequent to the tax period in which they were generated, provided that the other requirements of the corporate income tax regulations are complied with.

  Tax deductions for environmental investments

        This deduction, which is regulated in Article 39 of the TRLIS, gives tax incentives for investments which seek to protect the environment. Such investments include investments in new assets that are intended for use in the active exploitation of renewable energy sources, including specifically the use of solar energy for conversion into heat or electricity. Such investments have historically been entitled to a deduction of 10%. However, Law 35/2006 gradually eliminates this deduction by reducing the percentage of deductions according to the schedule.

Periods Commencing from the Following Dates	% of Environmental Investment
01/01/2006	10
01/01/2007	8
01/01/2008	6
01/01/2009	4
01/01/2010	2
01/01/2011 and after	0

        Therefore, for fiscal years beginning after January 1, 2011, deductions for environmental investments will no longer apply. These deductions may be applied in the assessments of tax periods that end in the 15 years subsequent to the tax period in which they were generated, provided that the other requirements of the corporate income tax regulations are complied with.

        However, as from the entry into force of Law 2/2011, March 4, on Sustainable Economy, investments in tangible assets for the protection of the environment consisting of facilities to prevent air, noise or water pollution will be entitled to a deduction of 8%.

United States Regulations

        Our operations within the Biofuels segment of our Industrial Production activity and the Solar segment of our Concession-Type Infrastructures activity are subject to significant regulation in the United States.

Bioenergy Regulation

Federal Renewable Fuel Standard ("RFS")

        The Energy Policy Act of 2005 ("EPACT 2005") set the first United States renewable fuel volume mandate. The renewable fuel program established by the Environmental Protection Agency ("EPA") under EPACT 2005 required that 4 Bgal of renewable fuels be blended into gasoline for 2006, a volume mandate that increased to 7.5 Bgal for 2012. The Energy Independence and Security Act of 2007 ("EISA") modified and expanded the RFS in a number of respects: increased the renewable fuel volume mandate to 9 Bgal for 2008 and set increasing volume mandates through 2022, when the volume mandate will reach 36 Bgal of total renewable fuels. EISA also sets complementary annual volume mandates for "advanced biofuel" as well as two specific kinds of renewable fuels, cellulosic biofuel and biomass-based diesel. Of particular note, EISA defines advanced biofuel, cellulosic biofuel, and biomass-based diesel as having at least 50% less "lifecycle greenhouse gases ("GHG") emissions"—"the aggregate quantity of greenhouse gas emissions (including direct emissions and significant indirect emissions such as significant emissions from land use changes). . . related to the full fuel life cycle, including all stages of fuel and feedstock production and distribution. . . "—than the gasoline or diesel the renewable fuels are replacing. Specifically, EISA defines "advanced biofuel" as "renewable fuel, other than ethanol derived from corn starch that has life cycle greenhouse gas emissions. . . that are at least 50% less than baseline life cycle greenhouse gas emissions" as determined by EPA. EISA defines "cellulosic biofuel" as "renewable fuel derived from any cellulose, hemi-cellulose, or lignin that is derived from renewable biomass and that has life cycle gas emissions. . . that are at least 60% less than baseline life cycle greenhouse gas emissions" as determined by EPA." The EPA announced in May 2012 its determination that ethanol produced from grain sorghum (or milo) at facilities that use biogas digesters in combination heat and power technology meets the 50% GHG emissions reduction threshold requirement for an advanced biofuel. Further, EISA defines "biomass-based diesel" as renewable fuel defined as "biodiesel" under the Energy Policy Act of 1992 and which has life cycle GHG emissions which EPA determines to be at least 50% less than baseline lifecycle GHG emissions.

        In addition, EISA requires that any renewable fuel which is to be counted towards the RFS and is produced at a facility which commences construction after December 19, 2007, achieve at least a 20% reduction in life cycle GHG emissions compared to baseline life cycle GHG emissions. (This life cycle GHG emissions reduction requirement, coupled with EPA's inclusion in the implementing regulations of an analysis of indirect emissions from international land use changes related to biofuel production, may serve to exclude some biofuels from counting towards the RFS.) In May 2012, the EPA announced that ethanol produced from grain sorghum (or milo) at facilities that use natural gas meets the minimum 20% GHG emissions reduction threshold for renewable fuels. Under the Clean Air Act (the "CAA"), as amended by EISA and EPACT 2005, EPA possesses the authority to waive or adjust downward RFS requirements if the EPA Administrator, in consultation with the Secretary of Energy and the Secretary of Agriculture, determines that an RFS requirement or requirements would severely harm the economy or the environment, or if there is an inadequate domestic supply of a renewable fuel or fuels. The EPA is specifically required to review the availability of cellulosic biofuel and, if necessary, to downwardly adjust the annual volume mandate for cellulosic ethanol. After determining that limited production of cellulosic biofuel is occurring, EPA reduced the annual volume mandate for that fuel each of 2011 and 2012. However, EPA did not reduce or modify the advanced biofuel or total renewable fuel annual volume mandates. A number of lawsuits were filed challenging EPA's cellulosic biofuel and certain other mandates as being too high, and based upon those lawsuits, the 2011 and 2012 volumes for cellulosic biofuels were eliminated. The EPA Administrator also has authority under the CAA, in certain circumstances, to revise upwardly or downwardly the GHG reduction percentages required of renewable fuel, advanced biofuel, cellulosic biofuel, and/or biomass-based diesel.

        As implemented under EPA's March 2010 regulations, the RFS requires producers and importers of gasoline and diesel to meet the various volume mandates for total renewable fuel and the various renewable fuel types. Producers and importers of gasoline and diesel must purchase renewable fuel (or renewable fuel credits, called "renewable identification numbers") in an amount equal to or greater than a certain percentage, set by EPA, of their gasoline or diesel production and/or importation. EPA sets the percentages so that, if producers and importers produce and import gasoline and diesel in the volumes EPA projects, and if each producer and importer meets its obligations under the RPS, then total renewable fuel, advanced biofuel, cellulosic biofuel, and biomass-based diesel will be produced in the amounts required by EISA (or downwardly adjusted by EPA pursuant to its authority under EISA). Additionally, renewable fuel producers face recordkeeping and reporting obligations. The EPA has finalized standards for 2013, reducing cellulosic volumes, but not other volumes.

        Each year, EPA is obligated to designate volume requirements for the amount of renewable fuels that will have to be added to non-renewable fuels pursuant to the RFS (which designates annual volume projections for each year of the law through 2022) during the following year. In late November, EPA released their proposed volume requirements for 2014. These requirements contained the normal reductions for the category of "Cellulosic Biofuels", based on the fact that the aggressive projections of the original 2007 law for cellulosic production were not realized. EPA has made this same reduction in this cellulosic categories in prior years, but has not previously reduced either the category of Advanced Biofuels, or the overall total renewable fuel volume requirements of the law. The effect of the proposed reduction is to provide a market for the cellulosic and Advanced Biofuels that are expected to be produced, but to reduce the requirement to blend conventional biofuels (mostly corn ethanol) from the statutory requirement of 14.4 billion gallons to 13.0 billion gallons in 2014 (compared to a 13.8 billion gallon requirement in 2013).

        For 2014 EPA is proposing to reduce both the "Advanced Biofuels" category and the total renewable fuel volumes for the first time, due to the fact that the so-called blend wall (the amount of ethanol that can be blended into gasoline at a 10% blend ratio) prevents gasoline retailers from selling higher volumes of ethanol. The ethanol industry rejects this rationale, and argues that higher blends of ethanol (E15 and E85) allow more than 10% blend levels to be achieved. Moreover, the ethanol industry argues that the primary purpose of the RFS is to force the petroleum monopoly to go beyond this fictitious "blend wall" in blending increasingly higher volumes of alternative renewable fuels, and that under the provisions of the law EPA does not have the authority to consider market or distribution issues (only supply issues) in setting annual volumes.

        The current proposal by EPA is not a final rule until EPA completes its evaluation of the approximately 16,000 comments that were filed during the public comment period, and then issues its final rule on the matter. The industry has mounted a significant campaign to encourage EPA to change its proposal and increase the required volumes, and there are strong indications that EPA will modify this proposal to increase these required volumes of ethanol blending before it becomes law. If EPA does not significantly change its proposal it is likely that the ethanol industry will file a lawsuit against EPA to force such a change. EPA has indicated that it will issue its final rule in June or July, 2014.

Grants and Loan Guarantees from Department of Agriculture and Department of Energy

        The Food, Conservation, and Energy Act of 2008 ("Farm Bill") authorized a number of United States Department of Agriculture ("USDA") programs that promote the development and expansion of bio-energy production. The USDA Biorefinery Assistance Program under Farm Bill Section 9003 provides to eligible entities both grants to construct demonstration "advanced biofuel" refineries and loan guarantees for the development, construction, and retrofitting of commercial-scale bio-refineries that produce "advanced biofuels." As under the RFS, "advanced biofuel" is defined as fuel derived from renewable biomass other than corn kernel starch. Under Farm Bill Section 9003, loan guarantees are capped at $250 million and grant funding is capped at a percentage of the project cost. The USDA Bioenergy Program for Advanced Biofuels under Farm Bill Section 9005 provides payments to eligible producers of advanced biofuels to support expanded production. Payments are based on: the amount of funding available; the number of producers participating in the program; the amount of advanced biofuel being produced; the duration of production by the eligible producer; and, the net nonrenewable energy content of the advanced biofuel, if sufficient data is available. The bioenergy program for advanced biofuels will provide no more than 5% of total available funds to producers with an annual refining capacity of 150,000,000 gallons or more of advanced biofuel. Mandatory funding is available under both the Biorefinery Assistance Program and the Program for Advanced Biofuels through fiscal year 2012 but mandatory funding was not included for the year 2013. Although the Farm Bill has now expired, there are ongoing efforts to renew it. The Biomass Research and Development Initiative, a collaboration of the USDA and the DOE created under Farm Bill Section 9008, provides grant funding and other financial assistance to eligible projects addressing the research, development, and demonstration of biofuels and bio-based projects and the methods, practices, and technologies for their production. The initiative is geared towards addressing three main areas: feedstock development, biofuels and bio-based products development, and biofuels development analysis. The USDA Repowering Assistance Program under Farm Bill Section 9004 provides payments to eligible bio-refineries to encourage the use of renewable biomass as a replacement fuel source for fossil fuels used to provide process heat or power in their operation.

        The USDA published in the Federal Register in April 2010 proposed rules implementing the Bioenergy Program for Advanced Biofuels (Farm Bill Section 9005) and Repowering Assistance Program (Farm Bill

Section 9004) that would have served to exclude from the program most foreign entities, as well as subsidiaries of most foreign entities. USDA similarly published in the Federal Register in April 2010 a proposed rule implementing the Biorefinery Assistance Program (Farm Bill Section 9003) that would have made most foreign entities, as well as subsidiaries of most foreign entities, ineligible for loan guarantees from the program. Interim final rules published by the USDA in February 2011 eliminated the provisions limiting foreign entity participation in the three programs.

        The DOE, acting pursuant to Section 1705 of EPACT 2005 (as amended by the American Reinvestment and Recovery Act ("ARRA")), guaranteed loans to certain eligible projects, including "[l]eading edge biofuel projects that will use technologies performing at the pilot or demonstration scale that the Secretary determines are likely to become commercial technologies and will produce transportation fuels that substantially reduce life-cycle greenhouse gas emissions compared to other transportation fuels." In order to have qualified for a guarantee under the Section 1705 Program, physical construction must have commenced at the primary site of the project on or before September 30, 2011. National Environmental Policy Act ("NEPA") review must have been completed prior to the issuance of a loan guarantee. Loan guarantees under Section 1705 were limited to projects meeting the prevailing wage requirements set forth in the Davis-Bacon Act of 1931. The DOE loan guarantees were issued to bio-refineries located in Hugoton, Kansas (Abengoa) and Emmetsburg, Iowa. A number of industry associations representing bioenergy producers asked the government to make changes to the loan guarantee program, including stipulating that the existence of the RFS suffices to show that there is a reasonable prospect that advanced biofuel makers will be able to repay loans, extending the September 2011 construction commencement deadline, and carving out loan guarantee funds that would be dedicated to bio-energy projects.

        The USDA's Business and Industry Loan Guarantee program and Rural Energy for America Program ("REAP") are other potential sources of loan guarantees or grant money for eligible bio-energy producers. Both EISA and the ARRA authorized the DOE to make grants related to biofuel. DOE in the past made a number of grants to fund biomass research and development. EPACT 2005 Section 932 authorized federal funding of eligible cellulosic bio-refinery demonstration projects. The USDA Biomass Crop Assistance Program provides eligible growers of renewable crops in certain areas with payments for growing the crops as well as payments to sellers of eligible biomass materials to qualified biomass conversion facilities. The USDA disburses value-added producer grants to incentivize eligible independent agricultural producers to engage in activities such as biofuels production.

        In December 2012, EPA approved a pathway to allow grain sorghum to be used as a feedstock for both conventional biofuels and for advanced biofuels under the RFS. Per the EPA analysis, sorghum based ethanol produced at dry mill facilities that use natural gas has a smaller GHG footprint than corn based ethanol (30% reduction compared to baseline gasoline versus 20% for corn). We have two plants that historically use 100% sorghum (Colwich and Portales), though neither of these have been in operation since January 2012. We are looking at the feasibility of using sorghum in York and Ravenna. The ability to qualify as an Advanced Biofuel and help to fill that requirement (and to receive a higher value for that ethanol) is a great potential for Colwich especially.

Other Federal Programs and Requirements Impacting Bioenergy Producers

        A number of other programs and requirements exist to promote bio-energy production and development. The Energy Policy Act 1992 set a number of alternative fuel use and other requirements applicable to certain vehicles in federal and state government fleets. The Federal Highway Administration Surface Transportation Research, Development, and Deployment program provides some funding of bio-based research.

        EPA possesses authority under the CAA to regulate fuels and fuel additives, and EPA until October 13, 2010 limited gasoline composition to 10% ethanol for most vehicles. On October 13, 2010, EPA granted a partial waiver of its rule to allow for the sale of gasoline with up to 15% ethanol (E15) for use in light-duty motor vehicles from model year 2007 or newer. On January 21, 2011, EPA granted another partial waiver allowing the sale of E15 for use in light-duty motor vehicles from model years 2001- 2006. The CAA and EPA regulations require that manufacturers of gasoline and diesel fuels and fuel additives produced and commercially distributed for use in highway motor vehicles must register their gasoline and diesel fuels and fuel additives with EPA, and all individual fuel and fuel additive manufacturers involved in manufacturing E15 must register. On March 16, 2012, EPA approved the industry's misfueling mitigation plan, and on April 2, 2012, EPA approved the first E15 registration applications. The misfueling mitigation conditions of EPA's waiver must also be met before E15 can be lawfully sold. On June 15, 2012, EPA approved the first plans for satisfying the misfueling mitigation conditions of the E15 partial waivers, and some companies have now met all of the Clean Air Act requirements related to E15 and may lawfully introduce E15 into the marketplace. Although E15 is currently sold in at least nine states, a number of states restrict the sale of some gasoline-ethanol blends. Changes in state law may be needed before E15 may be sold in certain states and local requirements and practical concerns, such as dispenser and tank compatibility, may also need to be addressed. EPA also allows vehicle fuels to be sold containing higher levels of ethanol (such as E85, which is 85% ethanol), but these fuels are intended only to be used in vehicles certified as "flexible fuel."

        Ethanol imported into the United States faces an ad valorem tariff of 2.5%; a secondary tariff of $0.54/gallon expired on December 31, 2011.

State and Local Incentives for and Programs Concerning Bioenergy Production

        In addition to federal government support, many states have enacted laws or programs incentivizing or impacting bio-energy production. Programs and incentives come in the form of grants, loans, tax exemptions, job training programs, direct payments and mandates requiring the use of biofuels or low carbon fuels. For example, California implemented a low carbon fuel standard ("LCFS") that requires a 10% reduction in transportation fuel carbon intensity by 2020. California's LCFS is the subject of litigation and was enjoined from December 2011 to April 2012. The litigation continues, but California won the federal lawsuit, resulting in the lifting of the injunction preventing implementation of LCFS. The decision is currently on appeal.

        In Kansas, a newly constructed biomass-to-energy facility is exempted from state property taxes for up to 10 taxable years immediately following the taxable year in which construction or installation is completed. To fall within the exemption, we would need to establish that the plant meets the definition of a biomass-to-energy facility, which requires the use of biomass to produce at least 500,000 gallons of cellulosic alcohol fuel, liquid or gaseous fuel, or other sources of energy in a quantity with energy content at least equal to that of 500,000 gallons of cellulosic alcohol fuel. The Kansas Development Finance Authority may also issue revenue bonds to cover the costs of construction or expansion of a biomass-to-energy facility. An upcoming legislative initiative known as the Master Limited Partnerships (MLP) Parity Act would allow renewable energy project developers looking for private investment funding to benefit from the same opportunities enjoyed by oil, natural gas, coal extraction and pipeline developers. Such projects can frequently access more liquid capital at a lower cost.

Environmental Permitting and Compliance

        Bio-energy facilities face numerous potential permitting, licensing, and land use requirements and are subject to various federal, state, and local environmental laws, including laws governing: the discharge of materials into the air, water, and ground; the use, handling, storage, generation, transportation and disposal of hazardous materials, access to and use of water resources; and, employee health and safety. These environmental laws can require the installation of pollution control equipment or operational changes for the purpose of limiting potential or actual environmental impacts. Violations of these laws or permit conditions may result in significant fines, the revocation of permits (including the potential for facility shutdown), criminal sanctions, and/or natural resources damage claims. Prior to development, permitting authorities may require that bio-energy projects consider and address, among other things, the impact on water resources and water quality, endangered species and other biological resources, existing land uses and zoning, agricultural resources, archaeological, paleontological, recreational and cultural considerations, and the impact on the landscape. Project approvals may be conditioned upon the project being modified, including to involve mitigation measures.

        Potentially applicable federal permits might be required under the CAA, the Endangered Species Act ("ESA"), the Clean Water Act ("CWA"), the National Historic Preservation Act, and the National Wilderness Preservation Act, among other federal laws. Depending upon a number of factors (including facility location and potential to emit), the CAA may require bioenergy facilities to obtain preconstruction and operating permits, model potential emission impacts, install control technology to mitigate emission impacts, and purchase offsets to cover remaining emission impacts. In many instances, EPA has delegated its CAA authority to state or local authorities, who are then primarily responsible for issuing air emission permits. Some bioenergy facilities emit various pollutants regulated under the CAA, including volatile organic compounds ("VOCs"), oxides of nitrogen ("NOx"), carbon dioxide ("CO2"), particulate matter ("PM") and hazardous air pollutants ("HAPs"). A number of CAA standards, are potentially applicable to a facility if it exceeds certain emission thresholds (such as for pollutants regulated as "hazardous") or contains certain pieces of equipment (such as boilers, heaters, or liquid storage tanks of a certain size). EPA has recently taken steps to regulate GHG emissions under the CAA. As such, bioenergy facility operation or expansion may face regulatory requirements relating to GHG emissions reporting and reduction. The ESA is intended to protect endangered species by prohibiting the take of listed animals without a permit. The ESA makes it unlawful to harm a listed animal either directly or by significantly modifying its habitat in a way that interferes with the animal's breeding, feeding, or sheltering patterns. The CWA makes it unlawful to fill wetlands or other waters without a permit, or to make point source discharges into navigable waters or their tributaries without a permit. The Emergency Planning and Community Right-to-Know Act and Sections 112(r)(1) and 112(r)(7) of the CAA may impose certain risk management planning, inventory reporting, release reporting, and other requirements upon biofuel facilities storing substances regulated under these acts in excess of certain quantities. Permits from other federal agencies may be required if federal lands, federally regulated natural resources, military zones, or other areas of federal competence are involved or may be impacted by the construction or operation of a renewable energy facility. The Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 may subject bioenergy producers who arrange for the disposal of hazardous wastes to investigation or clean-up costs related to disposal sites.

        Projects involving discretionary federal action must normally comply with NEPA, which requires assessment of the project's environmental impacts and includes public review and involvement. If a project does not fall under a categorical exclusion or exemption, then an environmental assessment ("EA") or an environmental impact statement ("EIS") must be prepared. An EA is the less rigorous assessment, can take approximately six months to complete, and will result in either a "finding of no significant impact" ("FONSI") or a finding that significant impacts are likely. If a FONSI is issued, NEPA review is complete. If, on the other hand, the EA finds significant impacts to be likely, an EIS must be prepared (which can take a year or longer) describing the environmental impact of the project and possible alternatives.

        Various states have also implemented environmental laws and regulations that impact renewable energy projects. State or local approvals might be needed: to obtain air emission permits; to address impacts upon historic resources, state endangered species act considerations, considerations under state corollaries to the CWA, traffic, GHG emissions, or urban encroachment; to remove agricultural preservation restrictions; for wastewater and storm water discharges, water rights permits, water supply assessments, lake and streambed alterations, a utility license, or various land use approvals, among other reasons. As one example, California released in November 2011 air quality guidance addressing stationary and mobile source emissions associated with bio-refineries that could result in stricter air pollution control requirements than have previously been imposed. Certain state environmental laws require the preparation of an environmental impact report similar to the federal impact statement, while some states require a meeting to be held to solicit comments from affected local landowners and local authorities.

        Litigation or third party appeals challenging or seeking to delay permits for bio-energy facilities could delay or prevent the construction or operation of these facilities.

Federal Tax Incentives

        The federal tax credits available to producers of biofuel vary according to the type of biofuel produced and the feedstock used to produce that fuel. Producers of blended fuel mixtures were eligible for an excise or income tax credit of $.45 per gallon of ethanol (regardless of feedstock) that was blended with gasoline and sold or used as fuel in a trade or business, but these credits expired on December 31, 2011. Producers of cellulosic biofuel, such as ethanol produced from wood chips and plant wastes, were eligible for a maximum $1.01 per gallon tax credit, which expired on December 31, 2013. Blenders of biodiesel and renewable diesel fuel were eligible for a tax credit of $1.00 per gallon blended into motor fuels, but these credits expired on December 31, 2013.

        In addition, under the same program as that applicable to solar energy property, an owner of eligible bioenergy property may be eligible to apply for a cash payment from the United States Department of the Treasury in the amount of a one-time federal income investment tax credit equal to 30% of the tax basis of the eligible property if construction began in 2009, 2010 or 2011 and the property is placed in service before January 1, 2017. See "—Solar Regulation—Section 1603 Treasury Grant Program."

Accelerated Depreciation

        Owners of eligible biofuel property may also benefit from accelerated depreciation of the property over a five-year period under the Modified Accelerated Cost Recovery System ("MACRS") under the United States Internal Revenue Code of 1986, as amended. In addition, some property used in biofuel projects may qualify for bonus depreciation for equipment placed in service before January 1, 2014. Under the same statute a deduction of 50% of the cost of qualifying property is permitted in the first year for property placed in service in 2012 and 2013. Bonus depreciation under this statute expired on December 31, 2013.

Solar Regulation

        Federal, state and local energy laws and regulations apply to the development, ownership, business organization and operation of power generation facilities in the United States. The United States federal government regulates the sale of electricity at wholesale and certain environmental matters, and state and local governments regulate the construction of power generation facilities, the sale of electricity at retail, and certain other environmental and permitting matters.

United States Federal Regulation of the Electricity Industry

        The United States federal government regulates the wholesale sale of electric power and the transmission of electricity in interstate commerce through the Federal Energy Regulatory Commission ("FERC"), which draws its jurisdiction from the Federal Power Act ("FPA"), as amended, and from other federal legislation such as the Public Utility Regulatory Policies Act of 1978 ("PURPA"), the Energy Policy Act of 1992 ("EPACT 1992") and the Energy Policy Act of 2005 ("EPACT 2005"). EPACT 2005 repealed the Public Utility Holding Company Act of 1935 and replaced it with the Public Utility Holding Company Act of 2005 ("PUHCA").

  Regulation of Electricity Generators

        The FPA provides FERC with exclusive ratemaking jurisdiction over all "public utilities" that engage in wholesale sales of electricity and/or the transmission of electricity in interstate commerce. The owners of renewable energy facilities selling at wholesale are therefore generally subject to FERC's ratemaking jurisdiction. FERC may authorize a public utility to make wholesale sales of electric energy and related products at negotiated or "market-based" rates if the public utility can demonstrate that it does not have, or that it has adequately mitigated, horizontal and vertical market power and that it cannot otherwise erect barriers to market entry. Entities granted market-based rate approval face ongoing filing and compliance requirements. In granting market-based rate approval to a wholesale generator, FERC also typically grants blanket authorizations under Section 204 of the FPA and FERC's regulations for the issuance of securities and the assumption of debt liabilities.

        If the criteria for market-based rate authority are not met, FERC has the authority to impose conditions on the exercise of market rate authority that are designed to mitigate market power or to withhold or rescind market-based rate authority altogether and require sales to be made based on cost-of-service rates, which could in either case result in a reduction in rates. FERC also has the authority to assess substantial civil penalties (up to $1 million per day per violation) for failure to comply with tariff provisions or the requirements of the FPA.

        FERC approval under the FPA may be required prior to a change in ownership or control of a 10% or greater voting interest, directly or through one or more subsidiaries, in any public utility (including one of our U.S. project companies) or any public utility assets. FERC approval may also be required for individuals to serve as common officers or directors of public utilities or of a public utility and certain other companies that provide financing or equipment to public utilities.

        FERC also implements the requirements of PUHCA applicable to "holding companies" having direct or indirect voting interests of 10% or more in companies that (among other activities) own or operate facilities used for the generation of electricity for sale, which includes renewable energy facilities. PUHCA imposes certain record-keeping, reporting and accounting obligations on such holding companies and certain of their affiliates. However, holding companies that own only exempt wholesale generators ("EWGs"), foreign utility companies, and certain qualifying facilities under PURPA are exempt from the federal access to books and records provisions of PUHCA. EWGs are owners or operators of electric generation facilities (including producers of renewable energy, such as solar projects) that are engaged exclusively in the business of owning and/or operating generating facilities and selling electricity at wholesale. An EWG cannot make retail sales of electricity, may only own or operate the limited interconnection facilities necessary to connect its generating facility to the grid, and faces restrictions in transacting business with affiliated regulated utilities.

Regulation of Electricity Sales

        Electricity transactions in the United States may be bilateral in nature, whereby two parties contract for the sale and purchase of electricity subject to various governmental approval processes or guidelines that may apply to the contract, or they may take place within a single, centralized clearing market for purchases and sales of energy, electric generating capacity and ancillary services. Given the limited interconnections between power transmission systems in the United States and differences among market rules, regional markets have formed as part of the power transmission systems operated by regional transmission organizations (known as "RTOs" or independent system operators ("ISOs")) in places such as California, the Midwest, New York, Texas, the Mid-Atlantic region and New England.

Reliability Standards

        EPACT 2005 amended the FPA to grant FERC jurisdiction over all users, owners, and operators of the bulk power system for the purpose of enforcing compliance with certain standards for the reliable operation of the bulk power system. Pursuant to its authority under the FPA, FERC certified the North American Electric Reliability Corporation ("NERC") as the entity responsible for developing reliability standards, submitting them to FERC for approval, and overseeing and enforcing compliance with them, subject in each case to FERC review. NERC, in turn, has delegated certain monitoring and enforcement powers to regional reliability organizations. Users, owners, and operators of the bulk power system meeting certain materiality thresholds are required to register with the NERC compliance registry and comply with FERC-approved reliability standards.

State Regulation of the Electricity Industry in the United States

        State regulatory agencies in the United States have jurisdiction over the rates and terms of electricity service to retail customers. Regulated investor-owned utilities often must obtain state approval for the contracts through which they purchase electricity, including renewable energy, if they seek to pass along the costs of these contracts to their retail ratepayers. Different states apply different standards for determining acceptable prices for utility procurement contracts, including contracts for the purchase of renewable energy. In some states, electricity generation is deregulated and electricity supply is provided by retail or wholesale third party suppliers, as determined in that state's regulatory scheme. Several states hold auctions for the wholesale supply of power to be sold through utilities to retail customers that do not choose a third party competitive electric supplier.

        In certain states, approval of the construction of new power generation facilities, including solar power plants, is obtained from a state agency, with only limited regulatory approvals required from other state agencies and local governments. However, in many states the permitting process for power plants, including solar power plants, is also subject to land-use and similar regulations established at the county and municipal government level. In other cases, state and local authorizations may involve a more extensive approval process, possibly including an environmental impact evaluation and opposition by interested parties or utilities.

Renewable Energy Tax Incentives in the United States

        The United States provides various federal, state and local tax incentives to stimulate investment in renewable energy generation capacity, including solar power. These tax incentives are subject to change and, possibly, elimination in the future. Certain U.S. federal income tax incentives are described below.

  Investment Tax Credit

        Owners of eligible solar energy property (which includes most kinds of solar energy generation equipment) that is placed in service before January 1, 2017 generally may claim a one-time federal income investment tax credit ("ITC") equal to 30% of the tax basis of the eligible property. An owner of eligible solar energy property who claims the ITC must reduce the tax basis of the eligible property by an amount equal to one half of the credit. The ITC is subject to recapture (in declining amounts) if the owner sells or ceases use of the property during the five-year period following the placed-in-service date. Once the 30% ITC expires at the end of 2016, the permanent 10% ITC shall remain in effect.

  Section 1603 Treasury Grant Program

        In lieu of claiming certain U.S. federal income tax credits (in particular, the ITC), owners of eligible solar energy property may be eligible to receive a cash payment (a "Cash Grant") from the United States Department of the Treasury ("Treasury") equal to 30% of tax basis of the eligible property. Among other requirements, to be eligible for a Cash Grant, the eligible property must have been placed in service in 2009, 2010 or 2011 or, for property not placed in service during that period, the construction of the specified energy property must have begun after December 31, 2008 and before January 1, 2012. In addition, eligible solar energy property must be placed in service by January 1, 2017. Certain persons, "disqualified persons," are ineligible to receive the Cash Grant and are prohibited from owning a direct or indirect interest in otherwise Cash Grant-eligible solar energy property, unless the indirect interest is held through an entity taxable as a C corporation for U.S. federal income tax purposes. Cash Grants are subject to recapture during the five-year period beginning on the date the eligible solar energy property is placed in service. The amount of the Cash Grant subject to recapture decreases ratably over the five-year recapture period. Among other events, failure of the eligible property to be used for its intended purpose and the direct or indirect transfer to a disqualified person (as described above) will cause recapture of the Cash Grant.

        Certain legislation required a mandatory sequestration of discretionary spending if U.S. Congress failed to reach an agreement on a deficit-reducing budget by March 1, 2013. Because U.S. Congress did not approve the requisite budget by that deadline, President Obama signed a sequestration order. Under the current sequestration rules, every final decision by Treasury in respect of a Cash Grant, evidenced by an award letter that is delivered to a cash grant applicant on or after October 1 2013 through September 30, 2014, will reflect a 7.2% reduction in the Cash Grant award amount. This reduction applies regardless of the date on which the application for a Cash Grant was received by Treasury.

  Accelerated Depreciation

        Owners of eligible solar energy property also benefit from accelerated depreciation of the property over a five-year period under the Modified Accelerated Cost Recovery System ("MACRS") under the United States Internal Revenue Code of 1986, as amended. Most of the equipment used in CSP and PV projects qualifies for five-year depreciation under MACRS. In addition, some equipment used in CSP and PV projects may qualify for bonus depreciation for equipment placed in service.

  Loan Guarantee Program

        The DOE, in an effort to promote the rapid deployment of renewable energy and electric power transmission projects, is authorized to grant guarantees with respect to certain loans to renewable energy projects and related manufacturing facilities and electric power transmission projects under Sections 1703 and 1705 of EPACT 2005. The ARRA amended the EPACT 2005 to include Section 1705. In order to have qualified for the Section 1705 Program, physical construction must have commenced at the primary site of the project on or before September 30, 2011. NEPA review must have been completed prior to the issuance of a loan guarantee. In May 2011, the Section 1705 Program expired by statute, and DOE announced that it would no longer accept new applications under that program. On September 30, 2011 the Section 1705 loan guarantee program closed with no further loan guarantees to be issued.

        Loan guarantees under Section 1703 continue to be available for solar. However, eligibility is limited. The applicant must be located in the United States and may include foreign ownership so long as the project is located in one of the fifty states, the District of Columbia or a U.S. territory. The project must employ a new or significantly improved technology that is not a commercial technology. A commercial technology is defined as in general use in the commercial marketplace in the United States at the time the term sheet is issued by the Department of Energy. A technology is considered to be in commercial use if it has been installed in and is being used in three or more commercial projects in the United States and has been in operation in each such commercial project for at least five years. The project must also pay prevailing wages under the Davis-Bacon Act.

  DOE Research Grants, State Energy Funding, Workforce Training, and Other Initiatives under the ARRA

        The DOE received funding under the ARRA which it has disbursed or is in the process of disbursing to increase solar power production. Some funds were allocated as grants to support research, development, demonstration, and deployment projects. Funds were awarded to states on the basis of their electric consumption to fund energy efficiency, renewable energy, and other energy programs. ARRA funds were allocated with the purpose of providing workforce training with respect to renewable energy and energy efficiency. A number of initiatives were funded by the DOE with ARRA monies, including initiatives addressing solar market transformation, the integration of PV generation into the distribution system, and base load CSP generation.

  U.S. State-Level Incentives

        In addition to federal legislation, many states have enacted legislation, principally in the form of renewable portfolio standards ("RPS"), which generally require electric utilities to generate or purchase a certain percentage of their electricity supplied to consumers from renewable resources. In certain states it is not only mandatory to meet these percentages from renewable resources, which in general are on the increase, from renewable resources, but also electric utilities may be required to generate or purchase a percentage of their electricity supplied to consumers from specific renewable energy technologies, including solar technology. Depending upon the state, various certifications, permits, contracts and approvals may be required in order for a project to qualify for particular RPS programs. Some states, for example, require that only renewable energy generated in-state counts towards the RPS. According to the Database of State Incentives for Renewable Energy, as of December 2012, 29 states, the District of Columbia, Puerto Rico and the Northern Mariana Islands have implemented an RPS, and eight states, Guam and the United States Virgin Islands have set voluntary renewable energy generation goals. Although there is currently no federal RPS program, there have been proposals to create a federal RPS standard for renewable energy.

        Renewable Energy Certificates ("RECs") are typically used in conjunction with RPS programs as tradable certificates demonstrating that a certain number of kWh have been generated from renewable resources. Under many RPS programs, a utility may generally demonstrate, through its ownership of RECs, that it has supported an amount of renewable energy generation equal to its state-mandated RPS percentage. The sale of RECs can represent a significant additional revenue stream for renewable energy generators. In RPS states where a liquid REC market does not exist, renewable energy can be bought or sold through "bundled" power purchase agreements, where the power purchase agreement price includes the price for renewable energy attributes. Some states require that RECs and the associated electricity be purchased together in order to count towards the RPS. In states that do not have RPS requirements, certain entities buy RECs voluntarily. These RECs generally have lower prices than RECs that are used to meet RPS obligations. The price of RECs can vary significantly, depending on their availability, which is turn depends upon the amount of renewable generation that has been put in service in a state that has implemented RPS requirements. In some states, the number of successful projects has generated more RECs than required to meet the applicable RPS requirements for a given year or years, leading to steep drops in the market price for RECs. Additionally, demand for RECs can be driven by requirements (such as those imposed under the California Environmental Quality Act) that development projects mitigate potential significant GHG impacts identified in connection with environmental clearances.

        Effective December 10, 2011, California enacted legislation that increases its existing RPS to 25% by 2016 and 33% by 2020, and expands the program to cover publicly-owned utilities, in addition to investor-owned utilities ("IOUs"). In addition, the California Solar Initiative ("CSI") sets a goal of 1,940 MW of solar capacity by the end of 2016. The CSI provides monetary incentives for solar installation between 1 kW and 5 MW in size as well as grants for research, development, and demonstration. California's feed-in-tariff program obligates IOUs to purchase solar generation at a standard price until a purchase threshold is crossed. Colorado set an RPS of 30% by 2020 for IOUs, permits the trading of RECs, and requires that 3% of the RPS be met by distributed generation in 2020 for IOUs. Arizona set an RPS of 15% by 2025, with 30% of the RPS to be met from distributed generation. A Texas law signed in August 2005 requires that 5,880 MW of new renewable generation be built by 2015. The law also set a target of having 10,000 MW of renewable generation capacity by 2025. Additionally, Texas law establishes a minimum of 500 MW of non-wind renewable generation, and doubles the RPS compliance value provided by non-wind generation.

        Other incentives that states and localities have adopted to encourage the development of renewable resources include property and state tax exemptions and abatements, state grants, and rebate programs. In addition, a number of states collect electricity surcharges on residential and commercial users and through public benefit funds reinvest some of these funds in renewable energy projects. California offers a property tax incentive for certain solar energy systems installed between January 1, 1999 and December 31, 2016. The Arizona Department of Revenue provides a corporate tax credit based on production for solar, wind, or biomass systems that are 5 MW or larger and are installed on or after December 31, 2010 and before January 1, 2021.

        Solar generation may also be incentivized by state GHG emission reduction measures, such as California's cap and trade scheme, which caps and reduces GHG emissions. The California cap and trade program went into effect with respect to the electricity and other sectors starting in 2013.

Environmental Permitting and Compliance

        Construction and operation of solar power plants and the generation and power transmission of renewable energy is subject to environmental regulation by United States federal, state and local authorities. Typically, environmental laws and regulations require a lengthy and complex process for obtaining licenses, permits and approvals prior to construction, operation or modification of a generation project or power transmission facilities. Prior to development, permitting authorities may require that project developers consider and address, among other things, the impact on water resources and water quality, endangered species and other biological resources, existing land uses and zoning, agricultural resources, archaeological, paleontological, recreational and cultural considerations, and impact on landscape. Potentially applicable federal permits might be required under the National Environmental Policy Act ("NEPA"), the Endangered Species Act ("ESA"), the Clean Water Act ("CWA"), the National Historic Preservation Act, and the National Wilderness Preservation Act, among other federal laws. The Federal Land Policy and Management Act ("FLPMA") provides the Bureau of Land Management ("BLM") with discretion to provide rights-of-way for power plants and electric power transmission facilities on federal lands, and BLM has developed detailed regulations for the management of its lands. Additional approvals would be needed if projects or power transmission lines were to be located on Forest Service or tribal lands. Project approvals may be conditioned upon the project being modified, including to involve mitigation measures.

        A project that is located on federal land (as well as other projects involving federal agency action) must comply with NEPA, which requires assessment of the project's environmental impacts and includes public review and involvement. If a project does not fall under a categorical exclusion or exemption, then an environmental assessment ("EA") or an environmental impact statement ("EIS") must be prepared. An EA is the less rigorous assessment, can take approximately six months to complete, and will result in either a finding of no significant impact ("FONSI") or a finding that significant impacts are likely. If a FONSI is issued, NEPA review is complete. If, on the other hand, the EA finds significant impacts to be likely, an EIS must be prepared (which can take a year or longer) describing the environmental impact of the project and possible alternatives. The DOE and the BLM are jointly preparing a solar energy programmatic environmental impact statement ("Solar PEIS") in order to facilitate the permitting and sponsoring of large scale solar electric power plants on public lands in the Western United States. The DOE and BLM released a draft Solar PEIS in December 2010, a supplement to the draft Solar PEIS on October 27, 2011, the final Solar PEIS on July 24, 2012 and the Record of Decision for the Solar PEIS on October 12, 2012. The Solar PEIS is intended to serve as a roadmap for solar energy development by establishing solar energy zones, totaling about 285,000 acres of public lands, characterized by significant solar resources, good energy transmission potential, and relatively low conflict with biological, cultural and historic resources. Within these zones, the Solar PEIS has the goal of providing incentives for development, including faster and simpler permitting, improved mitigation strategies, and other economic incentives.

        On October 12, 2012, the Secretary of the Interior signed the Record of Decision to establish a comprehensive Solar Energy Program to administer the development of utility-scale solar resources on BLM-administered public lands in six southwestern states. The Solar Energy Program decisions will guide the processing of all new utility-scale solar energy applications on BLM-administered lands. The BLM's Solar Energy Program would only apply to projects capable of generating 20 MW or more. Decisions on projects that are on non BLM-administered land and on projects capable of generating less than 20 MW will be made in accordance with existing land use requirements, current applicable policy, and individual site-specific NEPA analyses.

        Permits from other federal agencies may be required if federal lands, federally regulated natural resources, endangered species, military zones, or other areas of federal competence are involved or may be impacted by the construction or operation of a renewable energy facility. The ESA is intended to protect endangered species by prohibiting the take of listed animals without a permit. The ESA makes it unlawful to harm a listed animal either directly or by significantly modifying its habitat in a way that interferes with the animal's breeding, feeding, or sheltering patterns. The CWA makes it unlawful to fill wetlands or other waters without a permit, or to make point source discharges into navigable waters or their tributaries without a permit.

        Various states have also implemented environmental laws and regulations that impact renewable energy projects. State or local approvals might be needed to obtain air emission permits, to address impacts upon historic resources, to remove agricultural preservation restrictions, to address state endangered species act considerations, for wastewater and storm water discharges, for water rights permits, a utility license, or various land use approvals, among other reasons. Certain state environmental laws require the preparation of an environmental impact report similar to the federal impact statement, while some states require a meeting to be held to solicit comments from affected local landowners and local authorities. Utility scale solar power plant technologies require access to water resources, potentially triggering permitting scrutiny (as well as necessitating the navigation of water rights regulations that vary from state to state).

        Litigation or third party appeals challenging or seeking to delay permits for renewable energy facilities and associated power transmission infrastructure could delay or prevent the construction or operation of renewable energy facilities and result in financial penalties for failure to complete or operate the facilities.

        The California Energy Commission, the California Department of Fish and Game, the BLM and United States Fish and Wildlife Service are working to develop a streamlined permitting process for renewable generation facilities including a plan for the development of solar generation and the protection of environmental resources in the Mojave and Colorado deserts. These agencies are drafting the Desert Renewable Energy Conservation Plan ("DRECP") to address how entities with jurisdiction over renewable energy and transmission projects and related facilities in the desert of California should conserve natural communities and species pursuant to the California Natural Community Conservation Planning Act (NCCP Act), the ESA, and the Federal Land Policy and Management Act ("FLPMA") while also facilitating the permitting of renewable energy projects in accordance with California's RPS and the federal government's goal of increasing renewable energy generation on public land. The agencies are preparing a joint EIR/EIS for the DRECP and for a possible amendment to the California Desert Conservation Area (CDCA) Plan of 1980, as amended, and released a scoping report for the EIR/EIS in December 2011.

Regulation of Solar Storage

        Solar storage is a nascent industry in the United States. Energy storage solutions are being explored for solar and other renewable and distributed generation of electricity, and some support has been available from the federal government from agencies such as the Department of Energy, in the form of grants and loans. Additional support or encouragement can be found in a number of states. However, no concerted legal or regulatory effort has been made to develop a framework that would make energy storage an attractive alternative for the supply of electricity to end users of power. To date, energy storage has been considered to be generally too expensive to be viable for the supply of electricity.

        Several issues have stood in the way. There is no federal energy policy that supports a national renewable portfolio standard. Further, the existing system of ISOs and RTOs that manage the bulk transmission grids and wholesale markets for pricing electricity frequently establish low prices for electricity sold in off hours, making it difficult to recoup the cost of stored power sold into the grid at that time. At present, most states do not have regulations that specifically address issues related to stored power, including interconnection to the grid, nor does the federal government. However, as stored electricity becomes more common some such regulation is likely. The FERC issued a Notice of Proposed Rulemaking in June 2012 in Docket Nos.

RM11-24-000 and AD10-13-000 seeking comments on proposed regulations that, if adopted, will inter alia impact the accounting for energy storage technologies. The California Public Utilities Commission ("CPUC") initiated a docket to review issues related to energy storage and develop regulations. CPUC Energy Storage Proceeding R.10-12-007. In December 2012, the CPUC staff issued a report deferring energy procurement policy recommendations related to storage. The lack of defined regulation creates uncertainty. In addition, whether power that is stored and later injected into the grid will qualify for RPS programs and how the amount that is eligible for RECs will be computed is unknown. For example, it is uncertain whether RECs will apply to the amount of power generated by the renewable generation or to the amount taken from storage after line losses.

Brazil

        Our operations within the power transmission-lines portions of our Engineering and Construction and Concession-Type Infrastructures activities and the Biofuels segment of our Industrial Production activity are subject to significant regulation in Brazil.

Industrial Engineering and Construction Regulation

The Governmental Policy and Legislative Framework for the Electricity Sector

        The electricity sector has undergone two major institutional reforms in the last decades which resulted in its current form: the first in the 1990s and another in 2003, which aimed at modifying the rules applying to the National Interconnected System ("SIN") and resulted in its current form. The first change in the sector occurred after the enactment of Law No. 8,987 of 1995, as amended, which established the system for the concessions and permissions for rendering public services (the "Concessions' General Act"), and with the enactment of Law No. 9,074 of 1995 as amended, which sets forth specific rules for the concession of electricity public services. This law, inter alia: (i) established the granting, duration and extension of concessions and permissions; (ii) set forth the free access principle for the power transmission and distribution systems; (iii) released free consumers (as defined below) from the commercial monopoly of distribution concessionaires, allowing them to choose their supplier; and (iv) introduced the independent power producer ("IPP") and the self producer agents. Law No. 9,074 of 1995 is regulated by Decree No. 1,717 of 1995, which establishes the procedures for extending the concessions granted before the enactment of the Concessions' General Act for a period up to 20 (twenty) years, and by Decree No. 2,003 of 1996, governing the IPP' and self-producers' systems. In addition, Decree No. 7,805 of 2012, which regulates the Provisional Measure ("Medida Provisoria") No. 579 of 2012, later converted into Law No. 12,783 of 2013 sets forth the rules for further extending the concession contracts up to 30 (thirty) years, for one period only.

        Law No. 9,427 of 1996, as amended, inter alia, created the National Electric Energy Agency ("ANEEL"), the regulatory agency concerned with supervising the production, power transmission, distribution and trading of electricity, and it is regulated by Decree No. 2,335 of 1997. Such law granted ANEEL the authority, inter alia, to run public tenders for concessions and permissions, as well as to execute and manage the agreements for delivering public services and to grant certain authorizations. Law No. 9,478 of 1997, as amended, created the National Committee on Energy Policy ("CNPE"), chaired by the Minister of Mining and Energy ("MME"), with the duty of advising the President of the Republic on the national policies in this domain.

        The first phase of the reform was concluded with the enactment in May 1998 of Law No. 9,648, later amended, which regulates competition in the electricity sector. Among many other provisions, it sets forth rules for: (i) the trading, import and export of power; (ii) the division, into separate agreements, of the purchase and sale of energy, and the free access to the power transmission and distribution systems; (iii) the creation of the Electric System National Operator ("ONS"), a legal entity organized under the private law, in charge of the coordination and operational control of the facilities for the generation and power transmission of interconnected electric systems in Brazil; and (iv) the free negotiation of energy, within the scope of the Wholesale Market of Electricity ("MAE"), to be created by a market agreement.

        The second phase of the reform redefined the sector's institutional model, mainly concerning the energy market, by setting forth as chief goals the need for the system's expansion while keeping tariffs low and competition present in power generation.

        The new institutional framework was established by Laws No. 10,848 and 10,847 of 2004 in an effort to restructure the electricity industry to better provide consumers with a secure electricity supply combined with low tariffs by expanding electricity generation and services.

        Law No. 10,848 created two co-existing energy markets: a regulated market, for the protection of customers, and a free market to encourage consumers which are able to buy directly from producers on a competitive basis ("free consumers"). Law No. 10,848 has authorized the creation of the Chamber of Electric Energy Trading ("CCEE"), a non-profit private entity, functioning under the supervision of ANEEL to manage the agreements for the purchase and sale of energy in the regulated contracting environment ("ACR") and the ascertainment and settlement of contractual differences in the free contracting environment ("ACL"). This law further authorized the creation of the Committee on the Monitoring of the Electricity Sector ("CMSE"), under the aegis of the government, to monitor the supply conditions of the electricity market and the advising of preventive actions for guaranteeing this supply.

        On May 28, 2009, Provisional Measure No. 450 of 2008 became Law No. 11,943, as amended, which authorizes the Federal Government to participate in the Guarantee Fund for Electric Energy Enterprises (Fundo de Garantia a Empreendimentos de Energia Elétrica). Such fund aims to provide financial guarantees proportional to the participation, direct or indirect, of federal or state companies of the electric industry in special purpose companies, created for the development of electric related projects in connection with the Growth Acceleration Program (Programa de Aceleração do Crescimento—PAC) and other strategic programs appointed by act of the Executive Branch.

        More recently, the government passed Provisional Measure No. 577 of 2012, converted into Law No. 12.767 of 2012, which establishes specific rules for the termination of concessions in the event of bankruptcy or forfeiture and for intervention by the granting authority, acting through ANEEL, in the management of concessionaires in order to ensure the adequate rendering of services and compliance with contractual, regulatory and legal provisions. The goal of this Law is to ensure the continuation of the service and its rules on administrative intervention are stricter than the ones of the Concessions' General Act.

        In addition, the government issued Provisional Measure No. 579 of 2012, later converted into Law No. 12.783 of 2013, which establishes that concession agreements expiring between 2015 and 2017 may be extended once, in 2013, thus before their expiration date, for a period of up to 30 years. This Provisional Measure came as a response of the government to problems related to the high costs of the tariffs and also to the expiration of many concession agreements between 2015 and 2017. The concessionaires had until October 15, 2012 to express their interest in renewing their concessions. The deadline was later extended to December 4, 2012. The main goal of the anticipation of the renewal process was to ensure that the concessionaires would abide with the government promises of reducing the tariffs. Hence, since its edition until its conversion into law, the Provisional Measure has been in the center of heated debates among the many stakeholders. In general lines, the main issue lays in the fact that after the renewal, concessionaires would be remunerated only for investments in the operation and maintenance of its equipment, failing to receive higher revenues, which include the compensation of non-amortized investments on assets. The government has indemnied the concessionaires for these other costs, but the companies have argued about the calculation of the compensation amount. As a partial response to the problem, the government issued Provisional Measure No. 591 on November 29, 2012, establishing that assets belonging to transmission concessionaires prior to May 31, 2005 and which have not yet been fully amortized shall also be compensated. This Provisional Measure is no longer in force. However, this rule has been incorporated in Law No. 12,783 of 2013 and is still applicable. The effort has paid off and, unlikely to what happened with the renewal of generation concession agreement, in December 4, 2012, all 9 (nine) transmission concessionaires whose concession agreements would expire between 2015 and 2017 have agreed to enter into new concession agreements.

The Transmission Sector

        The transmission of electricity over long distances is undertaken through a basic power transmission network comprised of power transmission lines and respective substations with a tension equal or superior to 230kV. The objective of the basic power transmission network is to enable the integration between remote power plants and load centers represented by terminal substations, so as to serve the distributors, or large clients directly. The power transmission lines in Brazil are generally extensive as the majority of the important hydroelectric plants are located away from the electricity consumers. Currently, the Brazilian territory is almost totally interconnected.

        The basic power transmission network is a large and complex system, which allows the electrical integration between different regions of Brazil, thus enabling constant interchanges of energy with the aim of optimizing the operating costs of the generation matrix (operating with a complement of thermal energy).

        In addition, the basic power transmission network permits access by the interested users , who are subject to the payment of a tariff for the use of this network, known as the TUST (Tarifa de Uso do Sistema de Transmissão), which is fixed at differentiated values, depending on the point of the system accessed by the interested user.

        Although the vast majority of electricity transmission takes place in Brazil through the basic power transmission network, there are some locations, mainly in the Amazon region, which are not covered by such network. This area is served by an isolated system grid. The isolated system grids must comply with several specific ANEEL Resolutions. Planning and monitoring of the systems' operation in the North Region is undertaken by the North Region's Operational Technical Group, created by Ordinance MINFRA No. 895 of 1990. Law No. 12,111 of 2009, regulated by Decree No. 7,246 of 2010, aims to encourage the competitiveness of power suppliers in the isolated systems and establishes the provisions for the interconnection of part of an isolated system to the SIN and determines quality and safety standards similar to those set forth in the SIN. It also redefines the distribution criteria of the CCC—the Fossil Fuel Compensation Account, created by Law No. 5,899 of 1973—which is an account whose revenues are used to cover the costs of fossil fuels (diesel, for example) for thermoelectric generation in the isolated and interconnected systems. These account`s revenues come from a fee paid by the final consumers, through the distribution concessionaires.

Brazilian Regulatory Authorities

  National Energy Policy Council—CNPE

        The CNPE, is a council created in August 1997 aimed at advising the Brazilian President with respect to the creation and development of a national energy policy. The Minister of Mines and Energy is the person responsible for the presidency of the CNPE. The majority of its members are ministers of the Brazilian government. The CNPE was created to optimize the use of Brazil's energy resources and to ensure the supply of energy to the country.

  Ministry of Mines and Energy—MME

        The MME is the primary authority of the Brazilian energy sector, having as its main role the definition of policies, guidelines and regulatory framework of the sector. Since the enactment of Law No. 10,848 of 2004, the Federal Government, through the MME, has taken over from ANEEL responsibilities such as the creation of regulations governing the granting of concessions and the definition of rules for public tender offers for concessions of public services and electric energy facilities.

  National Electric Energy Agency—ANEEL

        ANEEL is the agency in charge of regulating and supervising the generation, transmission, distribution and commercialization of electricity in Brazil. It is an independent federal regulatory agency. After the enactment of the Law No. 10,848 of 2004, ANEEL's primary responsibility is to regulate and monitor the electricity sector. ANEEL's current responsibilities include, among others, (i) managing concessions for electric power generation, transmission and distribution, including the approval of electricity tariffs, (ii) proposing and enacting regulations for the electricity sector, (iii) implementing and regulating the exploitation of various energy sources, including the use of hydroelectric energy, (iv) promoting public tender offers for the granting of new concessions, (v) settling administrative disputes between producers and purchasers of electricity and (vi) defining the criteria and methodology for the determination of power transmission and distribution tariffs.

  National Electric System Operator—ONS

        The ONS was created in 1998 as a non-profit private entity comprised of free consumers and players engaged in generation, transmission and distribution of electric power, in addition to importers and exporters of electricity. The main role of the ONS is to coordinate and control the power generation and transmission operations in the SIN, in accordance with ANEEL's regulation and supervision. The principal objectives and responsibilities of the ONS comprise, inter alia, (i) operational planning for the generation sector; (ii) organizing the use of the SIN and international interconnections; (iii) guaranteeing that all players of the sector have access to the power transmission network in a non-discriminatory manner; (iv) planning for the expansion of the electric energy system; (v) proposing plans to the MME for extensions of the basic grid; and (vi) proposing and submitting new rules for the operation of the power transmission system for ANEEL's approval.

  Electric Energy Trading Chamber—CCEE

        The CCEE was created by Law No. 10,848 of 2004 and established by Decree No. 5,177 of 2004 and took over the responsibilities previously performed by MAE (Wholesale Electricity Market) as well as its organizational and operational structures. The CCEE is responsible for, inter alia: (i) preparing and performing electricity auctions within the ACR by delegation of ANEEL; (ii) registering all the power purchase agreements in the ACR , Contratos de Comercialização de Energia no Ambiente Regulado ("CCEAR"); (iii) registering the agreements resulting from market adjustments and the volume of power contracted in the free market; and (iv) accounting for and clearing of short-term transactions.

  Energy Research Company—EPE

        The EPE was created by Law No. 10,847 of 2004 and established by Decree No. 5,184 of 2004. The main purpose of the EPE is to carry out studies and research in order to acquire and provide background information to Brazilian energy sector planning activities. Its primary responsibilities include, among others: (i) the performance of studies and projections with respect to the Brazilian energy matrix; (ii) the execution of research to support integrated planning of energy resources; (iii) the development of studies to support generation and power transmission expansion; (iv) the performance of feasibility studies for electricity generation, including both technical- economic and social-environmental aspects; and (v) the coordination of efforts to obtain pre-construction environmental licenses for hydro power plants and power transmission lines.

  Power Sector Monitoring Committee—CMSE

        The CMSE is an advisory board under direct coordination of the MME. Its primary objective is to monitor and evaluate the continuity of electricity supply and its safety throughout Brazil. Its main attributions include, among others, (i) monitoring the generation, power transmission, distribution, commercialization, import and export of electricity; and (ii) assessment of electricity supply and service conditions.

Concessions of Electricity Utilities—Transmission

        Companies or consortia that wish to build and operate electric power transmission facilities pertaining to the basic grid have to participate in a public auction since they are to render a public service.. These concessions are granted by ANEEL, acting as representative of the granting authority, and the winner is the bidder who is able to render the service with the lowest annual permitted revenue (Receita Anual Permitida—"RAP"). The agreements define the regulatory regime under which the rendering of public services will be carried out, as set forth by the Concessions' General Act. The concession agreements grant rights to use certain electricity installations during a period of usually 30 (thirty) years..

        The Concessions' General Act and the concession agreements establish, inter alia, the requirements that a concessionaire must comply with when rendering public services, the rights of the consumers, as well as the obligations of the concessionaire and the granting authority. Furthermore, the concessionaire must comply with regulations governing the energy sector. The main provisions of both the Concessions' General Act and the concession agreements are summarized as follows:

  •
  Adequate Service:  The concessionaire must render adequate services in terms of regularity, continuity, efficiency, safety and accessibility;

  •
  Use of Land:  The concessionaire may use public land or request the granting authority to expropriate necessary private land for the benefit of the concessionaire. In this case, the concessionaire must compensate the affected private landowners;

  •
  Strict Liability:  The concessionaire is strictly liable for all damages arising from the provision of its services. See "—Penalties";

  •
  Changes in Controlling Interest:  The granting authority must approve any direct change in the concessionaire's controlling interest;

  •
  Intervention by the Granting Authority:  The granting authority, through ANEEL, may intervene in the concession, by means of an act, to ensure the adequate performance of services, as well as the full compliance with applicable contractual, regulatory and legal provisions. Within 30 days of the act date, ANEEL is required to begin an administrative proceeding to establish the causes and to determine liability, in which the concessionaire is entitled to contest the intervention. The shareholders of the concessionaire under intervention will have 60 (sixty) days from the act date to submit to ANEEL a recovery plan and correction of errors and transgressions which gave rise to intervention. During the term of the administrative proceeding, a person appointed by the granting authority (interventor) becomes responsible for carrying on the concession and the terms of office for officers and members of the supervisory board (Conselho Fiscal) shall be suspended during the intervention. The interventor will be paid with funds from the concessionaire. The intervention term shall be up to one year, renewable at the discretion of ANEEL;

  •
  Early Termination of the Concession:  The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation results in the early termination of a concession due to the public interest, which must be expressly declared by law. Forfeiture must be declared by the granting authority after the issuance of a final administrative ruling by ANEEL or the MME attesting that the concessionaire, among others: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the court. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after the deduction of any amount that must be paid by the concessionaire as penalty;

  •
  Expiration:  When the concession expires, all assets, rights and privileges that are materially related to the rendering of the services revert to the Brazilian government. Following the expiration, the concessionaire is entitled to indemnification for its investments in assets that have not been fully amortized or depreciated on the expiration date;

  •
  Remuneration:  Transmission concessionaires are remunerated on the basis of compensation authorized under the concession agreement, the RAP. Rather than relating to the volume of electricity transmitted, these payments are set by the granting authority upon the granting of each concession. Under the relevant Agreement for the Rendering of Transmission Services (as defined below) and based on the annual permitted revenues, ONS is responsible for calculating the amounts owed to power transmission concessionaires on a monthly basis. Based on this calculation, and depending on the agreements executed individually with ONS, power transmission system users make direct monthly payments to the concessionaires;

  •
  Revisions Under Concessions' General Act and the concession agreements:  There are two types of annual revisions—related to investments in transmission facilities and substations previously agreed upon with the granting authority, and special revisions—related to changes in the tax regime, regulatory tariffs, compensation for certain investments made by the concessionaires for which prior approval by ANEEL is not legally required, or other unforeseen events that, at the discretion of the granting authority, affect the economic and financial balance of the concession agreement. Depending on the nature of the event, the granting authority may conduct a revision unilaterally or at the request of the interested concessionaire; and

  •
  Affordable Pricing:  Client's right to obtain the rendering of the services continuously and with maximum efficiency for the lowest possible price.

        Under the Agreement for the Rendering of Transmission Services and under the concession agreements, the reduction of the revenues can occur based on the following terms:

  •
  by a variable amount equivalent to a maximum of 12.5% of the RAP amount, in the event of an operating unavailability of the grid and substations of a power transmission concessionaire;

  •
  if the operating unavailability occurs following a reduction at the maximum percentage of 12.5%, ONS may charge an additional penalty equivalent to a maximum of 2% of the RAP amount for the preceding 12 month period. This penalty applies to each event of unavailability, without limitation, the CPST also provides that the variable reduction and the additional penalty will not apply in the event of unavailability in the first six months of operations of new power transmission facilities;

  •
  the variable reduction and the additional penalty shall similarly not be applied to events of operating unavailability resulting from force majeure, interruptions authorized or requested by the granting authority or events of unavailability as a result of the inefficiency of ONS or of any other concessionaire; or

  •
  if the unavailability continues for more than 30 consecutive days, the granting authority may initiate legal proceedings to terminate the concession.

        ANEEL may also reduce the RAP at any time if the concessionaire starts receiving revenues from other activities.

Regulation of Electricity Utilities—Transmission

  The governmental or administrative authorizations required for the construction and operation of power transmission networks

        Before the auction for the concession of power transmission lines, the environmental impact assessment and environmental impact reports shall be conducted and must be approved by the proper environmental agency. After the auction, the concession is granted by a presidential decree, followed by the execution of the concession agreement, which is signed by and registered and filed with ANEEL. Next, the concessionaire should apply for ANEEL's approval of the Basic Project for Power Transmission Facilities relating to the concession. The previous license (licença prévia), which is the first environmental permit that allows the development of the environmental studies, and the installation license (licença de instalação), which is the permit that authorizes the construction of the project, should be obtained at different stages from the environmental agencies. The Declaration of Public Interest from ANEEL, the tree cutting authorization and the operation license (licença de operação) issued by the environmental agency, as well as the release certificate issued by the ONS are also required.

  The Requirements that Must be Met to Obtain Access to such Public Service

        The regulation in force sets forth that the rendering of transmission services shall be preceded by the execution of a Transmission Agreement and of an Agreement for the Rendering of Supplementary Services (Contrato de Serviços Ancilares). There are 3 (three) different types of Transmission Agreements: (i) Agreement for the Rendering of Transmission Services ("CPST"), (ii) Agreement for the Use of the Transmission Networks ("CUST"); and (iii) Connection Agreement.. The CPST is executed between the ONS and the concessionaires. The CUST is executed among the ONS, the concessionaires, represented by the ONS, and the users of the transmission network. These users may be: (i) agents holding a concession or a permission for distribution of electricity; (ii) power generation agents directly connected to the basic grid or not connected to the basic grid but operating centrally, whether concessionaires or authorized companies; (iii) consumers connected to the basic grid; and (iv) importers and exporters of electricity directly connected to the basic grid.

        There are 3 (three) types of Connection Agreements: (i) Agreement for the Connection to the Transmission Network (Contrato de Conexão do Sistema de Transmissão), (ii) Agreement for Facilities' Sharing (Contrato de Compartilhamento de Instalações); and (iii) Agreement for the Connection to the Transmission Network—Adjustment Term (Contrato de Conexão ao Sistema de Transmissão—Termo de Ajuste). These agreements are executed between the transmission concessionaires and the connecting agents, while the ONS is an interested third- party to such agreements.

        There is also the Financial Guarantee Agreement (Contrato de Constituição de Garantia), which is an agreement between the ONS, acting on its own behalf and on behalf of the transmission concessionaires, and the custodian bank which provides ONS with access to funds available in user-designated bank accounts in the event the latter fails to satisfy payments owed to the transmission concessionaires and to the ONS under the corresponding CUST.

  Governmental Incentives to Encourage Expansion of the Power Transmission Grid

        There are special credit lines available to entrepreneurs from the National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES). Also, Law No. 11,488 of 2007, as amended, created the Special Incentive Regimen for the Development of Infrastructure (Regime Especial de Incentivos para o Desenvolvimento da Infraestrutura—REIDI), a general tax incentive to infrastructure projects, which directly applies to the expansion of the power transmission grids.

        A recent innovation regarding the granting of the REIDI was established after the edition of Mines and Energy Ministerial Ordinance No. 274/2013, which stipulates all the data that is required in order to apply for this incentive, which includes, among other requirements, the description of the project, technical and legal information, and the perspective of investment in equipment, materials and machines. All required information must be compiled in a specific petition and filed with ANEEL.

  The Rates for the Provision of Power Transmission Services

        Power Transmission companies are remunerated through the RAP, for the availability of their facilities to the ONS and for the rendering of transmission services to the users.

  Charges and Tariffs Owed by Power Transmission Concessionaires

        The Electricity Services Inspection Fee (Taxa de Fiscalização de Serviços de Energia Elétrica—TFSEE), was created by Law No. 9,427 of 1996, as amended, and regulated by Decree No. 2,410 of 1997. TFSEE is an annual fee payable directly to ANEEL in 12 monthly payments, and is calculated based on the type of service rendered by the concessionaire and on the size of the concession. It is equivalent to 0.4% of the annual economic benefit earned by the concessionaire. Electricity transmission concessionaires also must invest each year a minimum of 1% (one percent) of their net operating revenues in electricity research and development.

  Penalties

        The regulation issued by ANEEL governs the imposition of sanctions against the participants of the energy sector and classifies the appropriate penalties based on the nature and importance of the breach (including warnings, fines, temporary suspension from the right to participate in public auctions for new concessions, licenses or authorizations and forfeiture). For each breach, the fine may be up to 2% of the concessionaire revenues (net of value-added tax and services tax) in the 12 months period prior to the assessment notice. In addition, electricity generation, distribution and transmission concessionaires are strictly liable for any direct or consequential damages caused to third parties as a result of inappropriate provision of electricity services at their facilities. In case ONS is incapable of determining the liability of a particular concessionaire, permissionaire or authorized agent, or if the damages are caused by ONS, liability is proportionately allocated to the power transmission, distribution and generation agents in accordance with the voting rights of each category under the ONS bylaws.

  Reinforcements and Improvements

        The granting authority may unilaterally amend the concession agreements, including in the event of alterations to the project or previously unforeseen specifications (such as a requirement to strengthen or to improve the current power transmission facilities). A concessionaire is entitled to the economic and financial balance of the concession agreement and, therefore, receives additional revenues by way of amortization of its investments in the implementation of these reinforcements or improvements.

        Until May of 2005, a concessionaire's obligation to implement strengthening actions ("Reinforcements") was subject to specific prior authorization from ANEEL, which would then set the corresponding additional revenues. Any improvements action ("Improvements") would not require prior authorization or additional revenues. The then existing regulation, however, failed to clearly define reinforcement and improvement. Thus, on May 23, 2005, ANEEL issued Resolution No. 158, distinguishing the projects and installations that would be considered as reinforcements and those deemed to be classified as improvements. In July 2011, Resolution No. 158 was replaced by Resolution No. 443.

        Improvements are defined as any installation, replacement or remodeling of equipment in order to ensure regular, continued, safe and updated electricity transmission services, pursuant to the relevant concession agreement and network procedures. The costs incurred from Improvements will not be taken into account in any subsequent revision of the RAP. Nonetheless, the concessionaire can claim for the reestablishment of economic and financial balance of the concession agreement.

        Reinforcements are defined as the implementation of new electricity transmission facilities, or the replacement or adjustment of existing facilities, as recommended in previously approved plans for the expansion of the power transmission network. They are subject to prior authorization by ANEEL and are intended to increase the power transmission capacity or the reliability of the SIN, or to implement a physical alteration of the configuration of the electric grid or of a given facility. Through ANEEL Resolution No. 443, certain types of Reinforcements may be implemented by transmission concessionaires directly, without prior authorization by ANEEL, provided that they are the result of a request by ONS aiming at expanding power transmission capacity or the reliability of the SIN. In this case, however, ANEEL will not have previously established the additional revenues to which the concessionaire would be entitled for the implementation of such Reinforcement. These revenues, therefore, are included in the annual revision of the RAP. In addition, Resolution No. 443 does not assure that all costs incurred by the concessionaire for the investments in Reinforcements will be taken into account for establishing the relevant RAP.

        Finally, concessionaires that are not subject to periodic revision of the RAP could be compelled to make investments within the scope of expansion plans or at the request of ONS, which would not require prior approval by ANEEL and, consequently, are not included in the RAP. In such event, pursuant to Resolution No. 443, concessionaires will be entitled to apply for acknowledgement of the investments by means of a special revision of the RAP pursuant to a procedure and parameters not clearly defined by ANEEL, including time periods. The lack of a clear definition could result in mismatched investment disbursements and RAP payments. However, additional fixed revenues from revisions will be retroacted until the reinforcement operations begin.

Bioenergy Regulatory Framework

  The Requirements to Produce and Trade Power from Alternative Sources

        Pursuant to Law No. 9,074 of 1995 and Decree No. 2,003 of 1996, a company or a consortium that is interested in producing electric power and trading, in part or all, the production at its own risk shall be granted a concession or authorization from ANEEL to become an IPP. The implementation of thermoelectric power plants exceeding 5MW to be explored by a IPP only requires an authorization. Thermoelectric power plants produce electricity from a wide range of sources, including alternative sources such as biomass.

        The interested company shall submit to ANEEL a formal request and meet the requirements set out in ANEEL Resolution No. 390 of 2009, such as the compliance with tax, social security, FGTS (employee's dismissal fund), and local, state and federal obligations.

        Upon confirmation by ANEEL that the requirements were met, the agency first issues an order, which allows the interested company: (i) to request information from the distribution concessionaries and from ONS regarding the access to the installations; (ii) to obtain the environmental license and authorizations from federal, state or local public authorities; and (iii) to initiate the construction of the power plant, at its own risk.

        Following the issuance of the corresponding order, the interested party shall submit the documents listed in the Appendix of the Resolution and ANEEL will examine: (i) the availability of the fuel, when applicable; (ii) installed capacity to be produced by the plant; and (iii) access to the transmission and distribution grids. ANEEL also verifies the historical record of the company and its economic group and the existence of any prior penalties. Once the prerequisites are accomplished, ANEEL grants an authorization and the corresponding IPP is then allowed to produce and trade the energy at its own risk.

        The authorized company shall keep in its files and at ANEEL's disposal: (i) the environmental impact assessment and environmental impact report or related reports and studies; (ii) project documents; and (iii) commissioned studies and reports.

  Access to the Transmission and Distribution Systems

        An IPP has the right to access the power transmission and distribution grids, connecting its system, through payment of the power transmission and distribution tariffs, calculated on the basis of the criteria established by ANEEL (the "TUST" and the "TUSD", respectively).

        For this purpose, the corresponding IPP executes agreements for the use of the power transmission and distribution systems (the "CUSTs" and the "CUSDs", respectively) and agreements for the connection to the power transmission and distribution systems (the "CCT" and "CCD", respectively). According to ONS procedures, certain of our project companies have been exempted from executing the "CUSTs".

  The Sale of Energy from Alternative Sources

        The energy from alternative sources can be traded not only in the regulated contracting environment ("ACR") but also in the free contracting environment ("ACL")—where the terms and conditions are freely negotiated by the parties -, by the execution of a power purchase agreements of alternative energy ("CCEI").

        In the ACL, an IPP with an installed capacity of up to 30 MW can sell energy from biomass sources (and other renewable sources as well) to: (i) other generation agents; and (ii) consumers able to buy directly from the generators on a competitive basis ("Free Consumers") or small consumers, usually with a small business, with an installed load of between 500 kW and 3 MW ("Special Consumers").

        In the ACR, the trade of energy is preceded by a public auction, where the price and conditions of the power purchase agreements are previously established by ANEEL.

  Governmental Incentives

        The enactment of Law No. 10,438 of 2002, as amended, led to the development of a policy fostering alternative energy sources and also to co-generation, which formulated several strategies.

        One of them is the reduction of the TUST or TUSD, as applicable, to plants with an installed power of up to 30 MW, on a percentage not inferior to 50%.

        Another initiative in this area is the Program for Fostering Alternative Sources of Electricity ("PROINFA"), whereby Eletrobras undertakes to purchase energy generated from wind power, small hydroelectric power plants and biomass projects in the SIN. The cost of energy is divided among the final consumers. BNDES has opened a credit line for investments in PROINFA projects. The same law created the Energy Development Account, the funds of which may be used for the payment of the difference between the economic value corresponding to the specific technology of each source' and the 'value corresponding to the generation of competitive energy' from plants that do not take part in PROINFA.

        In the isolated systems, Law No. 9,648 of 1998, as amended, establishes, as incentives for the use of renewable alternative energy sources to replace the oil-based thermoelectric generation, benefits in the sharing of the amounts deposited in the Fuel Consumption Account ("CCC").

  Tax Incentives

        Law No. 11,488 of 2007 establishes a special tax regime related to the improvement of Brazilian infrastructure (REIDI) and an IPP can benefit from such special regime during the installation of its power plant.

  Ethanol

        Mainly derived from sugarcane, Brazilian ethanol has been commercially produced for more than 70 years, when its addition to gasoline became compulsory. The current legal percentage of ethanol to this blend is 25%.

        There are favorable tax treatments to ethanol transactions available under the following taxes: Contribution for the Financing of Social Security ("COFINS"), Social Integration Program ("PIS"), the Manufactured Goods Tax ("IPI"), the State VAT ("ICMS"), Contribution for Intervention in Economic Domain ("CIDE") and the Import Duty.

        According to Law No. 10,833 of 2003, COFINS will not be levied on export transactions. The same rule applies to PIS, in accordance with Law No. 10,637 of 2002, as amended.

        Export transactions are also exempt from IPI in accordance with Decree No. 7,212 of 2010 and ICMS in the state of São Paulo, as established by Item V of Article 7 of Book 1 of São Paulo Estate Decree No. 45,490 of 2000.

        In São Paulo State, the ICMS rate levied on internal transactions with mineral diesel is 12% as stated by Item VI, of Article 54, of São Paulo Estate Decree No. 45,490 of 2000.

        The CIDE Contribution rate levied on import and commercial transactions is reduced to zero as determined by Decree No. 5,060 of 2004.

        The import tax rate levied on ethanol import transactions is set at 20%. However, in April 2010 the Foreign Trade Chamber ("CAMEX"), of the Ministry of Development, Industry and Foreign Trade enacted the CAMEX Regulation No. 21 of 2010 reducing this rate to zero.

  Biodiesel

        As mentioned above, in January 2005 the Brazilian government enacted Law No. 11,097, later amended, to insert biodiesel on the list of the Brazilian energy matrix. The idea behind the National Biodiesel Production and Use Program, launched in 2004, was to gradually replace the use of petroleum-based fuels with clean and renewable fuels.

        To achieve this, it has been mandatory since January 2008 to add a minimum percentage of biodiesel to mineral diesel sold to end consumers nationwide.. Pursuant to Law No. 11,097 of 2005, as amended, which introduced biodiesel into the Brazilian energy matrix, the minimum percentage required for the addition of biodiesel to mineral diesel sold in the country is 5%. This percentage is expected to increase in the near future.

        The Decree No. 5,297 of 2004 establishes reducing coefficients to PIS and COFINS Contributions according to the nature of the raw material, producer and region of production.

        As stated by Decree No. 6,006 of 2006, the IPI rate levied on transactions with biodiesel under the Standard Classification of Goods No. 3824.90.29 is reduced to zero. (It is important to note that the Brazilian government can increase this rate without enacting a specific law, due to the lawfulness principle). This Decree was later revoked and replaced by Decree No. 7,660 of 2011 and the IPI rate is now set at 10%.

        Like ethanol, there are no taxes levied on export transactions.

        ICMS Covenant No. 113 of 2006 (amended by ICMS Covenant No. 27 of 2011) reduces the ICMS rate levied on interstate transactions with biodiesel resulting from the industrialization of grains, suet, seeds and palm.

C. Organizational Structure

        Abengoa, S.A. is a technology company, and the head of a group of companies, which at the end of 2013 comprised the following:

  –
  The holding parent company itself.

  –
  534 subsidiaries.

  –
  19 associates and 24 joint businesses as well as certain companies of the Group being involved in 227 temporary joint ventures. Furthermore, the Group's companies have shareholdings of less than 20% in other entities.

        Independently of the legal structure above, our company is managed as outlined below.

        We are an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. Our Company supplies engineering projects under the 'turnkey' contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

        Our activities are focused on the energy and environmental sectors, and integrate operations throughout the value chain including R&D+i, project development, engineering and construction, and operations and maintenance of its own assets and for third parties. Our business is organized into the following three activities:

  •
  Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. We are specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

  •
  Concession-type infrastructures: groups together the company's extensive portfolio of proprietary concession assets that generate revenues governed by long-term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.

  •
  Industrial production: covers our biofuels business, where we hold an important leadership position in these activities in the geographical markets in which we operate.

        The following diagram illustrates our corporate operating structure as of the date of this annual report:

        Our Chief Operating Decision Maker ("CODM") assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess the performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most of the related assets are held at project companies which are financed through non-recourse project finance. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources.

        The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the non-recourse financing for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

D. Property, Plant and Equipment

        See "Item 4.B—Business Overview."

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        You should read the following discussion and analysis of financial condition and results of operations in conjunction with the section entitled "Selected Consolidated and Other Financial and Operating Data" and the financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Item 3.D—Risk Factors" and elsewhere in this annual report.

 A. Operating Results

Overview

        We are a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Over the course of our more than 70-year history, we have developed a unique and integrated business model that applies our accumulated engineering expertise to promoting sustainable development solutions, including delivering new methods for generating power from the sun, developing biofuels, producing drinking water from seawater and efficiently transporting electricity. A cornerstone of our business model has been investment in proprietary technologies, particularly in areas with relatively high barriers to entry. Our Engineering and Construction activity provides sophisticated turnkey engineering, procurement and construction ("EPC") services from design to implementation for infrastructure projects within the energy and environmental sectors and engages in other related activities with a high technology component. Our Concession-Type Infrastructures activity operates, manages and maintains infrastructure assets, usually pursuant to long-term concession agreements under Build, Own, Operate and Transfer ("BOOT") schemes, within four operating segments (Transmission, Solar, Water and Co-generation and other). Finally, our Industrial Production activity produces a variety of biofuels (ethanol and biodiesel). For the year 2013, our average number of employees was 26,818 people worldwide across our three business activities and, according to industry publications; we are among the market leaders in the majority of our areas of operation.

        In order to focus our attention on our key markets, we organized our business into three activities: Engineering and Construction, Concession-Type Infrastructures and Industrial Production. Each activity is further broken into the following reporting segments: Engineering and Construction and Technology and Other segments within the Engineering and Construction activity; Transmission, Solar, Water and Co-generation segments within the Concession-Type Infrastructures activity; and Biofuels within the Industrial Production activity. Previously, we organized our business according to five reporting segments: Engineering; Bioenergy; Information Technologies; Environmental Services; and Solar.

        Our three activities are focused in the energy and environmental industries, and integrate operations throughout the value chain, including R&D, project development, engineering and construction, and the operation and maintenance of our own assets and those of third parties. Our activities are organized to capitalize on our global presence and scale, as well as to leverage our engineering and technological expertise in order to strengthen our leadership positions.

        We have successfully grown our business, with a compound annual growth rate of our Consolidated EBITDA of 22% during the last ten years ended December 31, 2013. We have also maintained double digit growth in our consolidated revenue and Consolidated EBITDA on a compound annual growth basis since our 1996 initial public offering on the Madrid and Barcelona stock exchanges. As of December 31, 2013, we had a market capitalization of approximately €1.8 billion. As of December 31, 2013, our backlog was €6,796 million.

        Our revenue, Consolidated EBITDA and net fixed assets of the Group and by segment as of and for the years ended December 31, 2013 and 2012 are set forth in the following tables.

	For the year ended December 31,
	2013	2012(1)
	(€ in millions)
Revenue (total)	7,356.5	6,312.0

Engineering and Construction	4,808.5	3,780.6

Engineering and Construction	4,472.8	3,477.8
Technology and Other	335.7	302.8
Concession-Type Infrastructures	518.9	393.1

Solar	321.0	281.6
Transmission	66.6	37.6
Co-generation and other	91.1	53.2
Water	40.2	20.7
Industrial Production	2,029.1	2,138.2

Biofuels	2,029.1	2,138.2

Consolidated EBITDA (total) (unaudited)	1,365.1	948.6

Engineering and Construction	806.5	623.9

Engineering and Construction	593.3	475.5
Technology and Other	213.2	148.4
Concession-Type Infrastructures	317.7	233.6

Solar	200.3	203.4
Transmission	42.6	15.7
Co-generation and other	46.7	2.9
Water	28.1	11.6
Industrial Production	240.9	91.1

Biofuels	240.9	91.1

	As of December 31,
	2013	2012(1)
	(€ in millions)
Net Fixed Assets (total)	12,029.9	10,774.3

Engineering and Construction	611.4	527.4

Engineering and Construction	265.5	251.9
Technology and Other	345.9	275.5
Concession-Type Infrastructures	8,964.2	6,603.1

Solar	4,737.0	3,059.3
Transmission	2,749.8	2,428.7
Co-generation and other	1,024.8	746.8
Water	452.6	368.3
Industrial Production	2,454.3	3,643.8

Biofuels	2,454.3	2,657.9
Industrial Recycling(*)	—	986.0

(*)
Operating segment existing until the sale of shareholding in Befesa.

(1)
Net Fixed Assets as of December 31, 2012 include the net fixed assets of Befesa, our subsidiary engaged in the industrial recycling industry, which was sold on June 13, 2013. In accordance with IFRS 5, the results generated by Befesa are considered discontinued operation in Abengoa's Consolidated Financial Statements (see "Presentation of Financial Information" and Notes 2 and 7 to our Consolidated Financial Statements).

Factors Affecting the Comparability of Our Results of Operations

IFRS 10 and 11

        In preparing the Consolidated Financial Statements, the Group applied IFRS 10 and 11 that came into effect on January 1, 2013 under IFRS IASB.

        The main impacts of the application of the new standards IFRS 10 and 11, as well as the amendments to IAS 27 and 28, in relation to what was systematically applied previously, relate to:

(i)
The de-consolidation of companies that do not fulfill the conditions of effective control of the interest during the construction phase in terms of decision making for their integration in the Consolidated Financial Statements according to the equity method. It is expected that these projects will be fully consolidated again once they enter into operation and we gain control over them, with corresponding significant increases in fixed assets in projects (project finance) and long-term non-recourse project financing, among others.

(ii)
The elimination of the proportional consolidation of the joint ventures, with the equity method being obligatory for recording its interest in the company.

        According to the terms and requirements established in IAS 8 'Accounting policies, changes in accounting estimates and errors', the above standards and amendments were retrospectively applied, recasting the comparison information presented for the year 2012. The above standards and amendments have already been applied in the Consolidated Financial statements as of December 31, 2012, presented in the final prospectus for our initial public offering in the United States filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933 on October 17, 2013, and the recasted information is included herein. Consolidated Financial Statements as of December, 31, 2011 have not been recasted according to the transition guidance of IFRS 10 and consequently is not comparable with other periods presented.

        The effect of the de-consolidation of the affected companies and their integration according to the equity method on the consolidated statements of financial position as of of December 31, 2012 and January 1, 2012 is shown below:

Concept	Balance as of December 31, 2012	Balance as of January 1, 2012
	(€ in thousands)
Assets
Intangible assets and Property, Plant & Equipment	(25,212)	2,198
Fixed assets in projects (project finance)	(2,341,152)	(1,501,341)
Investments in associates carried under the equity method	855,627	647,945
Financial investments	31,775	30,679
Deferred tax assets	(18,976)	(7,283)
Current assets	237,834	(15,239)

Total assets	(1,260,104)	(843,041)

Equity and liabilities
Equity	(19,959)	20,584
Long-term non-recourse project financing	(1,707,460)	(876,168)
Long-term corporate financing	(40)	6,884
Other non-current liabilities	(189,989)	(92,164)
Current liabilities	657,344	97,823

Total equity and liabilities	(1,260,104)	(843,041)

        In addition, the effect of this de-consolidation on the consolidated income statement for the year ended 2012 is shown below:

Concept	For the Year ended December 31, 2012
(€ in thousands)
Revenue	(57,235)
Other operating income	(64,756)
Operating expenses	62,745
Operating profit	(59,246)
Financial expense, net	27,487
Share of profit/(loss) of associates carried under the equity method	19,477
Profit before income tax	(12,282)
Income tax benefit	7,823
Profit for the period from continuing operations	(4,459)
Profit/(loss) attributable to non-controlling interests	4,459
Profit for the period attributable to the parent company	—

Divestments and business combinations

        As discussed in Note 6.2 to our Consolidated Financial Statements, certain divestments and business combinations impacted our scope of consolidation and, therefore, our results of operations, including principally the following transactions.

Sale of Befesa

        On June 13, 2013, we entered into a share purchase agreement for the sale of 100% of our shares in our subsidiary Befesa (the "Befesa Sale") to funds advised by Triton Partners (the "Triton Funds"). After customary net debt adjustments and subject to certain adjustments, total consideration to us amounts to €620 million which is comprised of €348 million total cash, of which a payment of €331 million was received at closing and deferred compensation of €17 million (including €15 million in escrow pending resolution of ongoing litigation and a €2 million long-term receivable from a Befesa customer), a €48 million subordinated vendor note with a five-year maturity and a €225 million (par value) subordinated convertible instrument with a 15-year maturity (subject to two five-year extensions) accruing interest of 6 month Euribor in effect at closing date plus a 6% spread and which, upon the occurrence of certain triggering events including, but not limited to, Befesa's failure to meet certain financial targets or the exit of the Triton Funds from Befesa, may be converted into approximately 14% of the shares of Befesa (subject to certain adjustments). The share purchase agreement contains a two-year non-compete provision concerning Befesa's activities.

        On July 15, 2013, we received €331 million of cash proceeds corresponding to the price agreed for the shares and the sale of the transaction was definitely closed. The gain for the sale amounted to €0.4 million and is included in "Results for the year from discontinued operations, net of taxes" in the Consolidated Income Statement.

        Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading (profit for the year from discontinued operations, net of tax) in our Consolidated Financial Statements and under separate line items in the consolidated cash-flow statement for the year 2011. Likewise, the consolidated income statement for the years ended December 31, 2012, 2011, 2010 and 2009 also includes the results of Befesa under a single heading (see "Presentation of Financial Information" and Note 7 to our Consolidated Financial Statements).

The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

Sale of Brazilian Transmission Line Assets

        We sold, in two portions pursuant to three share purchase agreements, 100% of certain Brazilian transmission line assets to TAESA, an affiliate of Cemig.

        On June 2, 2011, Abengoa Concessões entered into an agreement with TAESA to sell 50% of its shareholding in a newly formed entity, named UNISA, to which Abengoa Concessões contributed 100% of its interests in four project companies that it controls and that hold power transmission line concessions in Brazil. These four project companies are STE, ATE, ATE II and ATE III. In addition, on June 2, 2011, Abengoa Concessões and Abengoa Construção Brasil Ltda. entered into an agreement with TAESA to sell 100% of the share capital of NTE, another project company that holds a power transmission line concession in Brazil. The sales corresponding to the sale of 100% of the shareholding of NTE and 50% of the shareholding of UNISA are referred to herein as the "First Cemig Sale." The First Cemig Sale was closed on November 30, 2011 and, accordingly, is fully reflected in our historical statement of financial position as of December 31, 2011.

        As consideration for the First Cemig Sale, upon closing we received the equivalent of approximately €479 million in net cash proceeds in Brazilian reais and reduced our net consolidated debt by approximately €642 million on our statement of financial position as of December 31, 2011. For the year ended December 31, 2011, we recorded a net gain from the sale of €45 million reflected in the "Other operating income" line item in our consolidated income statement (€43 million after taxes) resulting from the First Cemig Sale. The share purchase agreements for each of UNISA and NTE in respect of the First Cemig Sale provided for a post-closing price adjustment to be paid following the preparation of the audited financial statements of the relevant project companies taking into account, among other variables, changes in the share capital thereof and any dividends or distributions made between signing and closing. No such adjustments were required to be paid under the terms of the share purchase agreements with respect to the First Cemig Sale.

        In addition to the First Cemig Sale, we signed an agreement with TAESA on March 16, 2012 to sell our remaining 50% interest in UNISA, thereby completing the divestment of certain Brazilian transmission line concession assets (STE, ATE, ATE II and ATE III) (the "Second Cemig Sale," and collectively with the First Cemig Sale, the "Cemig Sales"). On June 30, 2012, all the conditions necessary to close the transaction were fulfilled, and on July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from the Second Cemig Sale of €4.5 million is reflected in the "Other operating income" line item in our consolidated income statement for the year ended December 31, 2012. The Second Cemig Sale includes a post-closing adjustment mechanism similar to that described above relating to the First Cemig Sale, and we similarly do not expect any significant post-closing adjustment to be payable.

        In the consolidated income statement for the year ended December 31, 2011 included in our Consolidated Financial Statements, the profits and losses of NTE and the four project companies we contributed to UNISA (STE, ATE, ATE II and ATE III) are fully consolidated until November 30, 2011. Following such date until December 31, 2011, we included our 50% share in the profits and losses of UNISA following the proportional consolidation method. In the consolidated income statement for the year ended December 31, 2012 the profits and losses of the four project companies are recorded under the equity method as a result of the retrospective application of IFRS 11 from January 1, 2012 until June 30, 2012, when the Second Cemig Sale closed.

Business combination of the Rioglass Group

        Rioglass Group ("Rioglass") was incorporated in 2006 as a joint venture between us and its former shareholders. Rioglass manufactures and sells parabolic trough mirrors for solar thermal plants, using an exclusive technology developed internally.

        Since the incorporation of Rioglass, solar-thermal energy has experienced a strong development worldwide. Global installed capacity has reached 1,560 MW in operation, mainly in Spain and the United States. Recently, we experienced a significant international expansion in other geographies, with plants in construction in the Middle East, Africa and India and with ambitious plans to develop new solar thermal plants in several countries such as South Africa, Australia, China, India, Saudi Arabia and Chile.

        On January 16, 2012 Abengoa Solar, S.A. signed an agreement with Rioglass Laminar, S.L. to acquire an additional share of Rioglass Holding, S.A. With this acquisition, and once the agreement's closing conditions have been fulfilled, we became the majority shareholder of Rioglass and obtained control of the management of the group, a business which is key to our strategy of international expansion. As a result, Rioglass, which was integrated proportionally, has started to be fully consolidated as of January 1, 2012.

        Since the business combination was achieved in stages according to IFRS 3, we have re-measured our previously held equity interest in the acquiree at our acquisition-date fair value, which consists primarily in the value of committed sales from Rioglass for the use of technology and mirrors, linked to relations and contracts existing with clients in the construction of solar thermal plants in Spain, the United States, South Africa, Mexico and India. This valuation has represented a gain of €85,247 thousand. The difference between the fair value of the stake acquired in Rioglass group and the fair value of the identifiable assets and liabilities acquired, amounting to €38,919 thousand, has been recorded as goodwill.

        Additionally, according to IFRS 3, we have finalized the evaluation of the identifiable assets and liabilities acquired in order to perform the purchase price allocation, considering all identifiable fixed and intangible assets, liabilities and contingent liabilities to the extent they are subject to recognition according to IFRS. Among the assets identified, higher values have been assigned to technology and customer relationships. See Note 6.3 to our Consolidated Financial Statements included elsewhere in this annual report.

Divestment of Telvent GIT, S.A.

        As of December 31, 2010 and during part of the year 2011 we held a 40% shareholding in Telvent. Despite partially reducing our share ownership in Telvent during 2009 through the sale of 7,768,844 ordinary shares, we remained the largest shareholder and our 40% shareholding, along with our control of certain treasury shares held by Telvent, permitted us to exercise de facto control over Telvent and therefore Telvent's financial information was fully consolidated with our consolidated financial statements for the year ended December 31, 2010 and during the period of 2011 in which we held control over Telvent. On June 1, 2011, we announced the sale of our investment in Telvent (the "Telvent Disposal"), in which we sold our 40% shareholding in Telvent to Schneider Electric S.A. ("SE"). Following the agreement to sell, SE launched a tender offer to acquire all of the remaining Telvent shares. SE launched the tender offer to acquire all Telvent shares at a price of $40 per share in cash, which valued the business at €1,360 million, or a premium of 36%, to Telvent's average share price over the previous 90 days prior to the announcement of the offer. On September 5, 2011, following completion of the customary closing conditions and the receipt of regulatory approvals, the transaction was completed. Our cash proceeds from the Telvent Disposal were €391 million and consolidated net debt reduction was €725 million. In addition, we recorded a gain which is included in the €91 million profit from discontinued operations as reflected on our income statement for the year ended December 31, 2011. As a result, taking into account the significance of Telvent to us, Telvent was treated as discontinued operations in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and the results obtained from this sale are included under a single heading, "Profit after tax from discontinued operations," in the consolidated income statement for the year 2011, together with the results generated by Telvent until the moment of its sale, and the consolidated income statement for 2010 has been recasted to present Telvent as discontinued operations. The Telvent Disposal also resulted in the removal of our Information Technologies segment. See Note 7 to our Consolidated Financial Statements.

Commencement of Operations of Projects

        The comparability of our results of operations is significantly influenced by the volume of projects that become operational during a particular year. The number of projects becoming operational and the length of projects under construction significantly impact our revenue and operating profit, as well as our consolidated profit after tax during a particular period, which makes the comparison of periods difficult.

        The following table sets forth the principal projects that commenced operations during each of the years ended December 31, 2013, 2012 and 2011 including the quarter in which operations began.

Segment	Project	2011	2012	2013
Transmission	ATN	1st quarter
	Manaus (Brazil)			1st quarter
Biofuels	Salamanca (Spain)—Waste to Biofuels plant			2nd quarter
Water	Tlemcem-Honaine Plant (Algeria)	4th quarter
	Qingdao (China)			1st quarter
Solar	Solar Power Plant One (Algeria)	3rd quarter
	Helioenergy 1 (Spain)	3rd quarter
	Helioenergy 2 (Spain)		1st quarter
	Solacor 1 (Spain)		1st quarter
	Solacor 2 (Spain)		1st quarter
	Helios 1 (Spain)		2nd quarter
	Solaben 3 (Spain)		2nd quarter
	Solaben 2 (Spain)		4th quarter
	Helios 2 (Spain)		3rd quarter
	Shams (UAE)			1st quarter
	Solaben 1-6 (Spain)			4th quarter
	Solana (USA)			4th quarter
Cogeneration	Tabasco (Mexico)			2nd quarter

Factors Affecting Our Results of Operations

Commodity Prices

        Our Industrial Production activity is particularly sensitive to commodity price changes. The Biofuels segment of our Industrial Production activity is affected by the availability of supply of grains such as wheat, barley, corn and sorghum as well as sugar. We acquire grain and sugar as raw materials to produce ethanol and distillers, grains and solubles ("DGS"). Consequently, any increase in the cost of such grains increases our cost of ethanol production. Our Biofuels segment is exposed to, among other factors, fluctuations in the cost of grain caused by meteorological conditions, such as droughts or excessive rainfall. Furthermore, the output price of ethanol is exposed to regional changes in price. Ethanol prices fluctuate in response to domestic and international prices, competition, governmental policies and regulations, meteorological conditions, market demand for gasoline and market demand for ethanol as an alternative or additive to gasoline. To mitigate these effects, when acquiring raw materials for the production of ethanol, we engage in commodity hedging transactions so as to ensure that there is a sufficient margin between the costs of our raw materials and the price of ethanol sold, which is known in the industry as a "crush margin." Furthermore, in Brazil, we also grow our own sugarcane, which partially insulates us against any extreme price fluctuations in Brazil and allows our ethanol production plants to remain properly supplied.

        In addition, our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructures activity require significant consumption of energy, predominantly electricity and natural gas, and we are, therefore, exposed to fluctuations in their price. Although our energy consumption costs account for a relatively small portion of our total operating expenses, the price of energy is volatile and shortages can occur leading to unexpected price increases. To mitigate this risk, some of our energy and gas contracts include mechanisms to limit price increases such as caps, indexing any cost increase to an increase in output price or permitting a pass-through of the cost increase to the customer. Significant increases in energy or oil costs or shortages in supply can have an adverse effect on our business. However, we also benefit from increases in energy prices through our Biofuels segment and our Engineering and Construction activity when plants are not subject to the fixed tariff regime. As the Solar segment of our Concession-Type Infrastructures activity generates revenue from the sale of electricity produced, increases in energy prices may increase our revenue generated by our solar power plants and, in the Biofuels segment of our Industrial Production activity, our biofuel process plants in Europe and Brazil contain co-generation units that produce excess electricity which is sold to public utilities such as Eletrobrás in Brazil.

        To mitigate certain risks of variation in market prices of commodities, we seek to hedge our exposure through the use of forward sale and purchase contracts and options listed on organized markets, as well as over-the-counter contracts with financial entities. Nevertheless, our actions may not be successful and such arrangements expose us to the credit risk of our counterparties.

Regulation

        We operate in a significant number of regulated markets and our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructures activity are, in particular, subject to extensive regulation by governmental agencies in a number of the countries in which they operate. The degree of regulation that each one of our reporting segments is subject to varies according to country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States, Brazil and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local level. In countries such as these, the degree of state, regional and/or local regulation may also be materially different for reporting segments within the particular country, if the reporting segments are located in different states and/or localities.

Renewable Energies

        Demand for a number of our products and services from our operations including our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructures activity, depends significantly on government legislation, regulation, incentives and subsidies aimed at promoting greater use of renewable energies and sustainable products and services. This governmental action has been driven by political change largely precipitated from public perception of climate change and desired action from government, particularly in the United States and Europe.

        In our Solar segment, various key jurisdictions, including the United States and Europe, have introduced or bolstered regulation concerning the use of solar and other renewable energies. The United States unveiled legislative changes, and the European Union passed the new Renewable Energies Directive ("RED") and the Fuel Quality Directive ("FQD") in April 2009, both of which, among other things, impose renewable energy targets for 2020. The RED covers energy consumption as a whole, including for heating and cooling, and lays down legally binding rather than indicative national targets such that the EU, as a whole, achieves a 20% share of renewable energy by 2020. The FQD establishes a 10% renewable energy in transport target by 2020. In our Biofuels segment, we have benefited from regulation which has facilitated the development of new technologies and enabled biofuel producers to operate profitably.

        Spain, after many years of strong support for solar and other renewable energies, has recently enacted several new laws introducing regulatory changes which adversely affect the solar industry, including our solar activities in Spain. These regulatory changes include a new law adopted on December 27, 2012 which imposes a 7% levy on revenue received from power generation, including the revenue we generate from thermo-solar plants, and excludes from the feed-in tariff the power produced by thermo-solar installations using gas (going forward, payment for this energy will be at market price). A new law adopted on February 1, 2013 limiting remuneration schemes for renewable energy produced by eliminating pool plus premium pricing and changing the applicable adjustment for changes in the consumer price index. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework—Law 15/2012 on Tax Measures for Energy Sustainability."

        Taken by themselves, these regulatory changes adversely affect our thermo-solar electricity generation activity in Spain, and therefore the results of our Solar segment. However, based on the bilateral legal relationship established between us and the Spanish government in the individual rulings that we obtained in early 2011 from the Ministry of Industry, we believe that we have legal recourse to bring claims for the impact on the profitability of our plants caused by the Spanish government's nonperformance, although those rulings do not guarantee that we would be successful in any claim brought by us against the Spanish government. In this regard, in June 2013, we commenced a private-law action against the Spanish government in the civil court of first instance (juzgado de primera instancia) in Seville for breach of contract based on the administrative ruling issued in respect of our Helios I thermo-solar plant. In that action we are seeking performance by the Spanish government in accordance with the terms of that administrative ruling or, in the alternative, money damages in an amount equivalent to the difference between the profit we would have obtained under the administrating ruling and the profit that we will obtain under the Spanish government's special-regime tariff. The civil court has dismissed our complaint on the procedural ground that we must first exhaust our administrative remedies before the Ministry of Industry. We believe the dismissal was improper under applicable case-law and have appealed the lower court's decision to the appellate court (audiencia provincial) in Seville. Also in June 2013, we submitted a demand for arbitration on behalf of our subsidiary CSP Equity Investment S.a.r.l. against the Spanish government as a signatory to the Energy Charter Treaty. CSP Equity Investment holds our equity interests in the Helioenergy 1 and 2, Solaben 2 and 3, and Solacor 1 and 2 thermo-solar plants. Our demand for arbitration alleges that the Spanish government's regulatory reforms of the electricity sector have breached CSP Equity Investment's legitimate expectations under the administrative rulings issued in respect of those facilities and constitute expropriation. Further, we are seeking compensation through money damages, in an amount yet to be determined. The arbitral proceeding will be conducted in The Hague in accordance with the rules of the Arbitration Institute of the Stockholm Chamber of Commerce before a panel of three arbitrators. Two of the three arbitrators have been appointed; the chair of the arbitral tribunal is in the process of being appointed.

        In July 2013, the Spanish government passed a new law related to the electric sector in Spain, the goal of which is to achieve financial stability in the sector by approving a new legal and remuneration special regime for installations producing electricity from renewable energy sources, among other things. Until new regulations resulting from the law are developed, the existing regulations shall temporarily continue. Any change arising from the regulations to be approved by the Spanish government within the frame of Royal Decree Law 9/2013 may have an impact in the business, financial conditions or operating results of the activities of electric energy under the new special regime. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework—Royal Decree Law 9/2013" for further information.

        Certain government policies may expire or be phased out over time, cease due to lack of funding or upon exhaustion of the allocated funding or be subject to cancellation or non-renewal by the applicable authority, including in Spain as a result of austerity measures introduced in recent years. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework—Law 15/2012 on Tax Measures for Energy Sustainability." As we cannot guarantee that such government support will be maintained in full, in part or at all, the market for our products and services and our corresponding results of operations could be materially adversely affected.

Research, Development and Innovation

        Under Spanish law, our expenditures associated with technological innovation activities are entitled, among other things, to a deduction in corporate tax between 8% and 42% (between 12% and 42% for fiscal periods commencing after the entry into force of Law 2/2011, March 4, 2011 on Sustainable Economy), according to the technological level of the project, for the fiscal year in which they were incurred, provided that such expenditures were incurred in accordance with cost accounting and were specifically undertaken in connection with identified projects. These deductions may be applied in assessments of tax periods that end in the 18 years subsequent to the tax period in which they were generated, provided that the other requirements of the corporate income tax regulations are complied with. The amount of deferred tax assets corresponding to R&D tax deductions amounted to €72.5 million as of December 31, 2013. (Pursuant to Law 14/2013 of September 27 to support entrepreneurs and their internationalization, for fiscal years initiated as from January 1, 2013 and at the discretion of the tax payer, under certain circumstances, upon a 20% reduction of the R&D&i tax deduction, this deduction will not be subject to the ordinary limitations in the application of tax deductions and in case of lack of tax quota of the period in which to apply this tax deduction, it will be refundable in cash. The maximum R&D tax deduction either applicable or refundable is €3 million per year and €1 million for technological innovation.) In addition to these deductions, which can be generated during the period of creation of an intangible asset, Spanish law allows the application of another tax incentive during the period of utilization of certain intangible assets. Pursuant to Article 23 of the Revised Text of the Spanish Income Tax Act, we may apply for tax incentives for the transfer of use of intangible assets. Such incentives consist in a 50% exemption of the revenue generated by the transfer of use of such intangible assets which is applied directly to the taxable income (i.e., licensing revenue or royalties). (Pursuant to Law 14/2013 of September 27 to support entrepreneurs and their internationalization, this tax incentive has been modified with effects as from September 28, 2013. For the transfer of use of intangible assets carried out as from such date, this tax incentive will consist in a 60% reduction of the profit generated by the transfer of use of such intangible assets.) This incentive is expected to be recurring over the coming years. As it is not a deduction to be applied to the income tax payable, it is not carried forward and does not generate a deferred tax asset as is the case with R&D tax deductions.

        In the United States, we participate in loan guarantee programs with the DOE that are aimed at promoting the rapid deployment of renewable energy and electric power transmission projects. The programs provide loan guarantees to renewable energy projects, related manufacturing facilities and electric power transmission projects. As part of these programs, in June 2011, the DOE offered us a conditional commitment for a $1,202 million loan guarantee to support the construction and start-up of our Mojave solar project, a 280 MW CSP solar plant in the Mojave Desert, California. In addition, on December 21, 2010, the DOE announced a final commitment for a $1,450 million loan guarantee to support the construction and start-up of one of the largest CSP power plants in the world (Solana), which we are constructing pursuant to a power purchase agreement with Arizona Public Service. Furthermore, our Solar and Biofuels segments have also received DOE research grants of $145.8 million and in 2010, our Biofuels segment signed a four-year $35.5 million contract to develop technology for advanced biorefining of distillers, grain and corn blends.

Environmental

        Our business is subject to significant environmental regulation, which, among other things, requires us to perform environmental impact studies on future projects, obtain regulatory licenses, permits and other approvals and to comply with the requirements of such licenses, permits and approvals. Over recent years, environmental regulation has increased and changed rapidly and has caused a corresponding increase in our cost of compliance and has impacted our financial condition. Furthermore, if we fail to be in compliance, we may become subject to significant liability, including fines, penalties, damages, fees and expenses and closures.

Spanish Export Tax Credit

        Through our increasing international presence and a corresponding increase in our overseas investments and exports, we have claimed tax benefits provided under Article 37, Export Tax Credit (Deducción por actividades de exportación "DAEX") of the Spanish Corporate Income Tax law, in connection with our overseas investments and exports of goods and services from Spain. Export tax credits provided in connection with overseas investments is calculated as a percentage of investments through the acquisition of interest in foreign companies or the incorporation of subsidiaries established abroad. This percentage, which was initially set at 25%, has been progressively reduced since 2007 to reach 3% in 2010 and 0% in 2011. We had a right to these tax incentives but did not claim them over a period of several years, and in 2008 determined to claim these credits for the tax period ended December 31, 2008 and for certain prior years. The claiming of this export tax credit during 2008 for that tax period and prior periods had a significant impact on our income tax expense in that year. We also claimed the export tax credit in 2009 and in 2010, but only for the credit generated in the corresponding fiscal year, as a result of which the amount of such tax credit in each such year was substantially less than the tax credit claimed in 2008 in respect of 2008 and prior years. A portion of the export tax credit claimed in 2008, 2009 and 2010 was treated as government grants and recognized in other operating income in those periods. No distinction was made with respect to the recognition or measurement of the related deferred tax assets in the balance sheet. The Export Tax Credit was repealed with effect from January 1, 2011. As of December 31, 2011, we have recognized the full amount of Export Tax Credits generated through 2010. The amount of deferred tax assets recognized for this credit totalled €242.9 million as of December 31, 2013. The amount recognized in 2011 corresponds to tax credits generated in prior periods. The recognition of this tax credit was made after updating the forecasts used for the valuation of the deferred tax assets due to a regulatory change that increased the limit for applying these credits from 50% to 60% of the income tax payable. We also took into account the fact that an income tax audit by the Spanish tax authorities of the Spanish tax group for the periods 2005 to 2008, which was finalized on January 26, 2012, provided favorable results for the Company with respect to the application of this tax credit.

Spanish Export Tax Incentive

        International projects involving the export of goods and services from Spain receive special treatment in Spain, generating a tax incentive applicable to the taxable income base for the year, which exempts any profits from abroad. These are not deductions to be applied to the income tax payable amount, but rather incentives that are applied directly to reduce the taxable income of the current year. Therefore, they are recognized directly in the income statement as a lower tax expense, and they do not result in the capitalization of any deferred tax asset.

Backlog and Concessions

        We believe that our backlog is a significant indicator of the growth of our Engineering and Construction ("E&C") business and provides useful trend information and revenue visibility based on our activities over the previous two years. Backlog serves to measure the total euro value of work to be performed on contracts awarded, in progress and customer subscriptions, but does not include estimated revenue streams from the operating phase of any of our concession based projects, which are reported in a different operating segment. Backlog consists principally of projects, operations and services for which we have signed contracts and in respect of which we have received non-binding commitments from customers or other operations within our Group, where the related revenues are not eliminated upon consolidation. Commitments may be in the form of written contracts for specific projects, purchase orders, or indications of the amount of time and materials we need to make available for customers' anticipated projects. The volume and timing of executing the work in our backlog is important to us in anticipating our operational and financing needs and our ability to execute our backlog is dependent on our ability to meet such operational and financing needs. Our work to be performed in our backlog is typically completed within 12 to 24 months. Backlog is provided on a net basis after accounting for intra group eliminations. As December 31, 2013, 2012, 2011, 2010 and

2009, our backlog (excluding intra group sales) was approximately €6,796 million, €6,679 million, €7,535 million, € 6,253 million and €5,017 million, respectively.

        In recent years, our backlog has grown significantly across our activities and we expect that our backlog will drive our results of operations in the near term as we undertake projects and operations. While our backlog has increased in recent years, it has fluctuated on a quarter-to-quarter basis due to the signing of new contracts, more of which have historically tended to be executed as the year progresses as customers make purchases under their capital budgets, as well as the pace of execution of existing contracts. As a result of the changes in our backlog, whether due to the signing of new contracts or commitments, the pace of execution of our contracts or otherwise, our results of operations for certain of the financial periods discussed in this annual report may not be directly comparable with our results of operations for other financial periods discussed herein or future financial periods. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and is, therefore, not a fully accurate indicator of our future revenue or earnings."

        As of December 31, 2013, the average remaining life of our concessions and concession-type agreements was approximately 25 years. We believe that the average life of our concessions and concession-type agreements is a significant indicator of our forecasted revenue streams and the growth of our business. Concessions consist of long-term projects awarded to, and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Such projects typically include the construction phase, as well as future provisions associated with the operation and maintenance services provided during the concession period. In order to maintain or grow our business, we must obtain extensions to our current concessions and concession-type agreements or secure new concessions to replace our concessions as they expire. Furthermore, the revenue that we generate from our concession projects is significantly dependent on regulated tariffs. Under most of our concession agreements, there is an established tariff structure that provides us with limited or no possibility to adjust our tariffs as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs or any other variations in the conditions of specific jurisdictions in which our concessions are located.

Capital Expenditures

        Our business has significant capital expenditure requirements, including construction as well as R&D&i costs. Our capital expenditure requirements include asset and concession construction costs of power transmission lines, solar power plants and co-generation power plants, as well as infrastructure for the production of ethanol and desalination plants. We finance these capital projects primarily through non-recourse debt issued by a project finance company, along with debt incurred at the corporate level. Consequently, a significant part of our business is capital-intensive and our new assets under construction are highly leveraged. Over the last few years, the costs associated with our requirements have increased significantly, largely due to our increased business activity. See "Item 5.B—Liquidity and Capital Resources—Capital Expenditures." As a result, these increases have resulted in an increase of our non-recourse debt and related increased service costs, resulting in significantly reduced available cash flow from our project finance companies. As of December 31, 2013, our Gross Corporate Debt was €5,654.4 million and our total non-recourse debt was €6,320.9 million.

Interest Rates

        We incur significant indebtedness during the course of our operations. The interest rate risk arises mainly from indebtedness with variable interest rates. To mitigate the interest rate risk, we primarily use interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. Our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bears a spread over EURIBOR, LIBOR and Taxa de Juros de Longo Prazo ("TJLP"), for our Brazilian operations.

        In the event that EURIBOR had risen by 25 basis points as of December 31, 2013, with the rest of the variables remaining constant, the effect in the consolidated income statement for the year ended December 31, 2013 would have been a profit of €13,669 thousand (a profit of €4,004 thousand in 2012) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of €48,050 thousand in other reserves (an increase of €52,163 thousand in 2012) mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars).

        A significant increase in interest rates could also reduce the profitability of our projects in the development stage for which we have not yet secured financing and make it more costly for us to submit bids for concessions or third-party construction contracts. In addition, while the financing costs of our subsidiaries tend to be high during the early years of a relevant concession or construction contract, during which the cash flows from the assets support a significant amount of debt in relation to relatively low revenue, we may have opportunities to refinance such debt as such concessions or construction contracts become more mature and their revenue, cash flow and debt coverage ratios improve.

Exchange Rates

        Our functional currency is the euro, but our revenue and expenses are denominated in the local currency of the jurisdictions in which we operate. As we have globally expanded our business, a large and increasing percentage of our revenue is now derived from countries outside of the Eurozone.

        As a result, fluctuations in the value of foreign currencies relative to the euro impact our operating results. Impacts associated with fluctuations in foreign currency are discussed in more detail under "—Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Rate Risk." In countries with currencies other than the euro, assets and liabilities are translated into euro using end-of-period exchange rates; revenue, expenses and cash flows are translated using average rates of exchange. The following tables illustrate the average rates of exchange used.

Period	euro average per U.S. dollar
Year ended December 31, 2013	0.7532
Year ended December 31, 2012	0.7778
Year ended December 31, 2011	0.7189

        We are exposed to foreign exchange rate fluctuations principally between the euro and our U.S. Dollar denominated debt. In order to mitigate these exchange risks, we enter into forward exchange contracts and currency options which hedge the fair value of our future cash flows.

        In the event that the exchange rate of the U.S. Dollar had risen by 10% against the euro as of December 31, 2013, with the rest of the variables remaining constant, the effect in the consolidated income statement for the year ended December 31, 2013 would have been a loss of €8,496 thousand (a loss of €10,602 thousand in 2012) mainly due to the U.S. Dollar net liability position of the Group in companies with euro functional currency and an increase of €1,192 thousand (a decrease of €2,440 in 2012) in other reserves as a result of the cash flow hedging effects on highly probable future transactions.

        In addition, we are generally exposed to foreign currency exchange translation risk with respect to our subsidiaries whose reporting currency is other than the euro. The contribution of these subsidiaries to our Consolidated Financial Statements is significantly affected by the fluctuations in exchange rate between their reporting currency and the euro. Our primary foreign exchange translation risk results from our Brazilian and U.S. subsidiaries.

        In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with GAAP nor should such amounts be considered in isolation.

Key Performance Indicators

        In addition to the factors described above, we closely monitor the following key drivers of our businesses' operating performance to plan for our current needs, and to adjust our expectations, financial budgets and forecasts appropriately.

	As of December 31,
	2013	2012	2011
	(unaudited)
	(€ in millions)
Key Performance Indicator
Engineering and Construction
Backlog	6,796	6,679	7,535
Concession-Type Infrastructure
Solar
MW under development	210	0	250
MW under construction	430	910	910
MW in operation	1,223	743	493

Total MW	1,863	1,653	1,653
Transmission
Km of transmission under development	367	—	—
Km of transmission under construction	9,373	5,217	4,928
Km of transmission in operation	2,660	1,476	3,903

Total Km	12,400	6,693	8,831
Water
Capacity of desalination in operation (m3/day)	660,000	660,000	560,000

Industrial Production
Biofuels production (ML/Yr)	2,252	2,439	2,758

The Global Economy

        Our results of operations have been and continue to be affected by conditions in the global economy. Concerns over inflation, energy costs, geopolitical issues, sovereign debt and government austerity programs and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy going forward. These factors, combined with volatile oil prices, declining global business and consumer confidence and increased unemployment, have precipitated an economic slowdown which has been followed by inconsistent signs of growth. For example, in our Engineering and Construction activity, the global downturn resulted in a significant decline in investment and current projects under negotiation or in progress slowed down significantly. These declines were largely driven by reduced spending by governments, public administrations and utility companies and a resultant increase in competition for remaining projects.

        Notwithstanding conditions in the global economy generally, some operations within our segments have experienced positive effects due to increased government spending in certain sectors as part of stimulus measures to combat weak economic conditions. For example, there has been recent increased public spending in infrastructure, renewable energies and the water desalination sectors which are all currently experiencing significantly increased growth in certain countries. In addition, a significant part of our business is regulated or benefits from long-term offtake contracts, which provide some protection from the global economic downturn.

Engineering and Construction

        The revenue and profitability of our Engineering and Construction activity is determined by the demand for our services with respect to new infrastructure, mainly in the energy sector. We primarily monitor the amount of our backlog as a significant indicator of our forecasted revenue streams and the growth of that activity. The margins we are able to achieve with respect to the services we provide in our Engineering and Construction activity drive that activity's revenue and profitability.

Concession-Type Infrastructures

        The revenue of our Concession-Type Infrastructures activity is determined by the amount of MW capacity under operation in our thermo solar and co-generation plants, the number of kilometers available and operating in our power transmission lines and the volume (in cubic meters) of water treated in our desalination plants. We are currently making significant investments in the development of such assets (as of December 31, 2013 we had €9,064.2 million of net fixed assets and are continuously looking for new opportunities in the area of public private concession agreements (examples include the Solana and Mojave projects in the United States, the new power transmission lines in Peru and Chile and the co-generation plant in Tabasco (Mexico), which are all in the pre-construction or construction phases) that will contribute to our Concession-Type Infrastructures activity's revenue in the future.

Industrial Production

        The profitability of our Industrial Production activity is mainly affected by the volume (in ML) of bioethanol produced, crush margin, which is determined by the commodity input price (mainly for corn, sugarcane and natural gas) and output prices (mainly prices for ethanol and sugar), and prices for the byproducts sold, such as electricity or DGS.

Critical Accounting Policies and Estimates

        The preparation of our Consolidated Financial Statements in conformity with IFRS requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the specific circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        An understanding of the accounting policies for these items is important to understand the Consolidated Financial Statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with IFRS and should be considered in conjunction with the our Consolidated Financial Statements.

        The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in the our Consolidated Financial Statements, are as follows:

  •
  Impairment of intangible assets and goodwill.

  •
  Revenue from construction contracts.

  •
  Income taxes and recoverable amount of deferred tax assets.

  •
  Derivative financial instruments.

  •
  Concession agreements.

        Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on our historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Group operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

        As of the date of preparation of our Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2013 are expected.

        Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs. The Group significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2013, presented elsewhere in this annual report.

Impairment of intangible assets and goodwill

        Goodwill and intangible assets which have not yet come into operation or that have an indefinite useful life are not amortized and are tested for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested for impairment within the cash-generating unit to which it belongs. Other intangible assets are tested individually, unless they do not generate cash flows independently from other assets, in which case they are tested within the cash-generating unit to which they belong.

        For those cash generating units with high potential growth, the Group uses cash flow projections for a period of 10 years based on the cash flows identified in the Group's strategic plans, which are reviewed and approved every six months by the management of the Group. The residual value is calculated based on the cash flows of the latest year projected using a steady or nil growth rate. The use of a 10 year period is based on the consideration that this is the minimum period that needs to be used in order to appropriately reflect all the potential growth of these cash generating units. In addition, 10 years projections are prepared based on the historical experience within the Group in preparing long-term strategic plans, which are considered reliable and are prepared on the basis of the Group's internal control system. These cash flows are considered reliable since they can easily adapt to the changes of the market and of the business segment to which cash generating units belong, based on the Group's past experience on cash flows and margins and on future expectations.

        For other cash generating units the Group uses cash flows projections based on a period of 5 years, calculating the residual value based on the cash flows of the latest year projected, using a zero growth rate.

        Projected cash flows are discounted using the weighted average cost of capital ("WACC") (see Note 2.8 to our Consolidated Financial Statements), adjusted for the specific risks associated to the business unit to which the cash generating unit belongs.

        Based on values in use calculated in accordance with the assumptions and hypotheses described above and in Note 8 to our Consolidated Financial Statements, the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount. Detailed sensitivity analysis has been carried out and we believe that the carrying amount of the cash generating units will be recovered in full. Main variables considered in sensitivity analysis are growth rates, discount rates based in WACC and the main variables of each business.

        During the years 2013 and 2012 there were no intangible assets with indefinite useful life or there were no significant intangible assets not yet in use that were impaired.

Revenue from construction contracts

        Revenue from construction contracts is recognized using the percentage-of-completion method for contracts whose outcome can be reliably estimated and whose profitability is probable. When the outcome of a construction contract cannot be reliably estimated, revenue is recognized only to the extent it is probable that contract costs incurred will be recoverable.

        As described in Note 2.24.b to our Consolidated Financial Statements, the percentage of completion is determined at the date of every Consolidated Statement of Financial Position based on the actual costs incurred as a percentage of total estimated costs for the entire contract.

        Revenue recognition using the percentage-of-completion method involves the use of estimates of certain key elements of the construction contracts, such as total estimated contract costs, allowances or provisions related to the contract, period of execution of the contract and recoverability of the claims. We have established, over the years, a robust project management and control system, with periodic monitoring of each project. This system is based on the long-track experience of the Group in constructing complex infrastructures and installations. As far as practicable, the Group applies past experience in estimating the main elements of construction contracts and relies on objective data such as physical inspections or third parties confirmations. Nevertheless, given the highly tailored characteristics of the construction contracts, most of the estimates are unique to the specific facts and circumstances of each contract.

        Although estimates on construction contracts are periodically reviewed on an individual basis, we exercise significant judgments and not all possible risks can be specifically quantified.

        It is important to point out that, as stated in Note 2.4 to our Consolidated Financial Statements on the measurement of property, plant and equipment, in the internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5 to our Consolidated Financial Statements), the totality of the revenues and profits between group companies is eliminated, meaning those assets are shown at their acquisition cost.

Income taxes and recoverable amount of deferred tax assets

        The current income tax provision is calculated on the basis of relevant tax laws in force at the date of our Consolidated Financial Statements in the countries in which the subsidiaries and associates operate and generate taxable income. Subsidiaries which are not included in the consolidated income tax returns filed in Spain file income tax returns in numerous tax jurisdictions around the world.

        Determining income tax payable requires judgment in assessing the timing and the amount of deductible and taxable items, as well as the interpretation and application of tax laws in different jurisdictions. Due to this fact, contingencies or additional tax expenses could arise as a result of tax inspections or different interpretations of certain tax laws by the corresponding tax authorities.

        We recognize deferred tax assets for all deductible temporary differences and all unused tax losses and tax credits to the extent that it is probable that future taxable profit will be available against which they can be utilized.

        We consider it probable that we will have sufficient taxable profit available in the future to enable a deferred tax asset to be recovered when:

  •
  there are sufficient taxable temporary differences relating to the same tax authority, and the same taxable entity is expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward;

  •
  it is probable that the taxable entity will have sufficient taxable profit, relating to the same tax authority and the same taxable entity, in the same period as the reversal of the deductible temporary difference (or in the periods into which a tax loss arising from the deferred tax asset can be carried back or forward); or

  •
  tax planning opportunities are available to the entity that will create taxable profit in appropriate periods.

        As of December 31, 2013, our deferred tax assets corresponded mainly to tax loss carryforwards in Brazil, Spain, the Netherlands and the United States, and to tax credits for export activities and other tax deductions generated in Spain, as shown in the following table:

As of December 31, 2013
(€ in millions)
Tax credits for Tax Loss Carryforwards:
Spain	66
Brazil	169
United States	55
Netherlands	57
Other	31

378

Tax credits for deductions to be applied in future periods:
Spanish Export Tax Credit (DAEX)	243
R&D&i Tax Credits in Spain	73
Tax Credits for deduction on reinvestment of certain benefits in Spain	50
Tax Credits for environmental investments in Spain	12
Tax Credits for double taxation in Spain	85
Tax Credits for donations and other (mainly in Spain)	21

484

        The jurisdictions where we have tax credits and where we have also recorded tax losses are Brazil, the United States, the Netherlands (mainly coming from the bioenergy business in the three nations), and Spain. The subsidiaries in these jurisdictions, which include companies in our biofuels, engineering and construction, solar and water segments, are expected to generate taxable profit in the upcoming years, as described in more detail below.

        We have credits for tax loss carryforwards in Brazil of €169 million as of December 31, 2013. Tax credits for tax loss carryforwards in Brazil were mainly generated in recent years with very poor weather conditions which affected our sugar cane production. In 2011, 2012 and 2013 we made investments to improve the quality of the plantations and to increase the milling capacity of the facilities, as well as in the cogeneration plant in order to increase the profitability of the assets. The tax loss carryforwards are expected to offset future taxable income in Brazil, as there is no time limit under Brazilian tax legislation for their application. In addition, at the end of 2012 an internal restructuring was carried out in Brazil in order to obtain additional benefits from certain intangible assets related to our bioenergy business. We expect to generate taxable income that will help to use the tax credits we have in this jurisdiction. We also operate in Brazil through our Engineering and Construction activity. In the last three tax returns submitted in this jurisdiction, we generated taxable losses amounting to €38 million in 2012 and €28 million in 2011, and taxable income amounting to €53 million in 2010.

        Tax credits for tax loss carryforwards in the United States amount to approximately €55 million and expire in 20 years. In order to utilize these tax loss carryforwards, we would need to generate future taxable income of approximately €153 million. During the last years the taxable losses generated by the Company in the United States have been driven mainly by specific tax advantages like bonus depreciations and the application of specific Modified Accelerated Cost Recovery System ("MACRS") in our Biofuels segment. Those taxable losses were related to new ethanol plants that we brought into operation within the last years. Without the application of such tax advantages, the U.S. Bioenergy business would have achieved taxable income in those years.

        During the year 2013, we undertook a restructuring of our subsidiaries in the United States, for business purposes. After the restructuring, most of our U.S. subsidiaries in our Biofuels, Engineering and construction, Water and Solar segments are affiliates from Abengoa US, LLC, which is in turn a subsidiary of newly incorporated entities corresponding to each of the four operating segments mentioned above. This structure permits to calculate our income tax in the United States on an aggregated basis for these companies.

        In Engineering and Construction, we forecast growth in the three markets in which we operate in the U.S. (Engineering, procurement and construction of large projects in the water and energy sectors, electric transmission projects and other services like ancillary manufacturing, logistics and supplies, and project management). We expect to generate taxable income in all our Engineering and construction subsidiaries in the upcoming years.

        In Biofuels, 2012 represented an exceptionally negative year in terms of margins and results, mainly due to the deep drought that affected most of the producer countries and which caused in the lowest crop yield during the last 30 years and the tightest global corn stocks supply in 39 years (USDA report data). This unusual situation resulted in a significant increase in the price of the corn grain up to historical levels, which significantly reduced our margins. In addition, a drop in gasoline consumption, and therefore ethanol demand, had an impact on the price of ethanol during the year. During 2013, prices and margins have recovered mainly due to better harvests and to an increase in the price of ethanol because of the reduction of inventory levels in the industry. This has adjusted the demand for ethanol and prices have risen to return to historically normal margin levels.

        Considering this overall situation, our Bioenergy companies have generated operational taxable losses during the year 2013. We expect this situation to change in future years, when we expect to generate taxable income thanks to the recovery in margins we foresee and to the entry into operation of our second generation plant in Hugoton. However, our ability to generate future taxable income in our Biofuels segment in the United States depends on managing the spread among the prices of inputs (grain, natural gas and others) and outputs (ethanol, DGS and others), which are subject to significant volatility and uncertainty, as we disclose in "Item 3.D—Risk Factors—Risks Related to Our Industrial Production Activity."

        In our last three U.S. tax returns submitted, considering all our segments, we generated taxable losses amounting to €30 million in 2012, €24 million in 2011 and €35 million in 2010.

        Tax credits for tax loss carryforwards in the Netherlands, amounting to €57 million approximately expire in nine years. In order to utilize these tax loss carryforwards, we would need to generate future taxable income of approximately €217 million. At the end of 2012 and beginning of 2013, our plant in the

Netherlands was shut down for a period of three months as a result of safety measurements that the company voluntarily wanted to undertake, which resulted in non-recurring losses for the years ended December 31, 2012 and 2013. In addition, recent regulatory decisions have been taken in the European Union aimed at reducing imports of bioethanol. We expect these measures will increase the demand in our plant in the Netherlands and we expect our subsidiary to generate enough taxable income in the foreseeable future to offset the tax loss carryforwards.

        Tax loss carryforwards in Spain were mainly generated from applying certain tax incentives, such as Spanish Export Tax Incentive. In Spain, we have over €548 million in tax credits on deductions and on and tax loss carryforwards, of which €66 million are credits for tax loss carryforwards. These tax credits and tax loss carryforwards expire over a period ranging from 15 to 18 years, and their recoverability is based on our ability to generate taxable income of €2.3 billion from our Spanish subsidiaries over this time period. We expect to generate this taxable income from our Engineering and Construction business, which has been growing consistently year-after-year, from our Spanish solar business, where we have brought new assets into operation at profitable margins, and from the contribution of our recurring Spanish biofuels businesses. Our ability to generate sufficient taxable income in Spain is dependent on the achievement of the above. Spain has recently experienced negative economic conditions, including high unemployment and significant government debt, which may adversely affect investment by customers in new projects. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Decreases in government budgets, reductions in government subsidies and adverse changes in law may adversely affect our business and growth plan." In addition, our ability to generate taxable income in Spain may be affected by the performance of our thermo solar segment, which is subject to changes in regulation (see "Item 3.D—Risk Factors—Risks Related to the Concession-Type Infrastructures Activity—Our solar projects will be negatively affected if there are adverse changes to national and international laws and policies that support renewable energy sources"), as our Engineering and Construction business relies on the construction of new infrastructures. In the last three tax returns submitted, in this jurisdiction, we generated taxable income amounting to €194 million in 2012 and €224 million in 2011 and taxable losses amounting to €176 million in 2010.

        Our management assesses the recoverability of deferred tax assets on the basis of estimates of future taxable profit. These estimates are derived from the projections included in our five- and ten-year strategic plans, which are prepared on a yearly basis and reviewed twice a year for the accuracy of the assumptions used. Based on our current estimates we expect to generate sufficient future taxable income to achieve the realization of our current tax credits and tax loss carryforwards, supported by our historical trend of business performance.

        Our current and deferred income taxes may be impacted by events and transactions arising in the normal course of business as well as by special non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments.

        Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unforeseen future transactions impacting the income tax balances.

Derivatives and hedging

        Derivatives are recorded at fair value. The Company applies hedge accounting to all hedging derivatives that qualify to be accounted for as hedges under IFRS.

        When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method or the regression method, depending on the type of derivatives.

        We have three types of hedges:

  •
  Fair value hedge for recognized assets and liabilities

    Changes in fair value of the derivatives are recorded in the consolidated income statement, together with any changes in the fair value of the asset or liability that is being hedged.

  •
  Cash flow hedge for forecasted transactions

    The effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the consolidated income statement as it occurs.

    When options are designated as hedging instruments (such as interest rate options described in Note 14 to our Consolidated Financial Statements), the intrinsic value and time value of the financial hedge instrument are separated. Changes in intrinsic value which are highly effective are recorded in equity and subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Changes in time value are recorded in the consolidated income statement, together with any ineffectiveness.

    When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, gains and losses previously recorded in equity are included in the initial cost of the asset or liability.

    When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the consolidated income statement. However, if it becomes unlikely that the forecast transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the consolidated income statement.

  •
  Net investment hedges in foreign operation

    Hedges of a net investment in a foreign operation, including the hedging of a monetary item considered part of a net investment, are recognized in a similar way to cash flow hedges. The foreign currency transaction gain or loss on the non-derivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same manner as a translation adjustment. That is, reported in the cumulative translation adjustment section of equity to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings.

    Amounts recorded in equity are reclassified to the consolidated income statement when the foreign operation is sold or otherwise disposed of.

        Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods ("own-use contracts") of the Group are not recognized as derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, they are recognized separately from the host contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the host contract. The options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be own-use contracts.

        Changes in fair value of derivative instruments which do not qualify for hedge accounting are recognized immediately in the consolidated income statement. Trading derivatives are classified as current assets or liabilities.

        In addition, during 2013, 2010 and 2009 the Group issued convertible bonds to qualified investors and institutions with an outstanding amount of € 750.1 million, maturing between one (1) and six (6) years. In accordance with the terms and conditions of the issuances, the bonds qualify as hybrid instruments which are bifurcated into a debt component and an embedded derivative. Embedded derivatives are recognized initially at fair value and at each closing date they are re-measured at fair value, with the change in fair value being recorded in the consolidated income statement (see Note 20.3 to our Consolidated Financial Statements).

        The inputs used to calculate fair value of our derivatives are based on prices observable on not quoted markets, through the application of valuation models (Level 2). The valuation techniques used to calculate fair value of our derivatives include discounting estimated future cash flows, using assumptions based on market conditions at the date of valuation or using market prices of similar comparable instruments, amongst others. The valuation of derivatives and the identification and valuation of embedded derivatives and own-use contracts requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Concession agreements

        Service concession agreements are recorded in accordance with the provisions of IFRIC 12. IFRIC 12 is applicable to public-to-private service concession arrangements where the grantor of the concession governs what services the operator must provide using the infrastructure, to whom and at what price and also controls any significant residual interest in the infrastructure at the end of the term of the arrangement. When the operator of the infrastructure is also responsible for the engineering, procurement and construction of such asset, IFRIC 12 requires the separate accounting for the revenue and margins associated with the construction activities, which is not eliminated in consolidation even between companies within the same consolidated group, and for the subsequent operation and maintenance of the infrastructure. In such cases, the investment in the infrastructure used in the concession arrangement cannot be classified as property, plant and equipment of the operator, but rather must be classified as a financial asset or an intangible asset, depending on the nature of the payment rights established under the contract. The infrastructures accounted for by us as service concessions under IFRIC 12 are mainly related to the activities concerning power transmission lines, desalination plants and thermo-solar electricity generation plants outside of Spain and, with effect from January 1, 2011, in Spain.

        Any analysis regarding whether the IFRIC 12 applies to certain contracts and activities involves various complex factors. It is significantly affected by legal interpretation of certain contractual agreements or other terms and conditions with public sector entities.

        Therefore, the application of IFRIC 12 requires extensive judgment in relation with, amongst other factors: (i) the identification of certain infrastructures (and not contractual agreements) in the scope of IFRIC 12; (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset; and (iii) the recognition of the revenue from construction and concessionary activity.

        Changes in one or more of the factors described above may significantly affect the conclusions as to the appropriateness of the application of IFRIC 12 and, therefore, the results of operations or our financial position (see Note 10.1 to our Consolidated Financial Statements).

Explanation of Income Statement Items

Revenue

        Revenue consists of the fair value of consideration received for the sale of goods or services excluding any related charges resulting from operations, before any discounts or returns and excluding intra-group transactions. Revenue from the sale of goods is recognized when we deliver the goods to the client, the client accepts them and it is reasonably certain that the related receivables will be collectible. Revenue from the sale of services is recognized in the period in which the service is provided, using the percentage of completion method based on the specific contractual terms and conditions of each service agreement, when the revenue of the service contract and the associated costs, as well as the percentage of completion, can be estimated reliably and when it is reasonably certain that the related receivables will be collectible. When one or more of such elements of the service contract cannot be estimated reliably, ordinary income from the sale of service is recognized only to the extent of the expenses recognized that are recoverable. In addition, revenue is generated by the construction and operation of our concession projects is recognized in accordance with IFRIC 12 as described under "—Critical Accounting Policies and Estimates—Concession Agreements." Revenue in each of our business activities is generated as follows:

        Engineering and Construction.    Revenue is generated primarily from infrastructure construction contracts, engineering services and maintenance services of electrical, mechanical and industrial infrastructures.

        Concession-Type Infrastructures.    Revenue is generated primarily from the management and operation of our infrastructure related to power transmission lines, thermo-solar plants, water treatment plants, and co-generation plants which are all regulated through long-term sale agreements.

        Industrial Production.    Revenue is generated primarily from the production and sale of biofuel products including ethanol, sugar, biodiesel, distillers, grains and solubles, and electricity from co-generation plants.

Changes in inventories of finished goods and work in progress

        Changes in inventories include the result of changes in inventories of finished products and work in progress during the year.

Other operating income

        Other operating income includes income from government grants, income from work performed on our own assets, and capitalized and all other income not captured within any other income line item, including income for various services, as well as profit from the sale of subsidiaries. In addition, from time to time, other operating income may include income from litigation and arbitration awards.

Raw materials and consumables used

        Raw materials consumed include the purchase and consumption of raw materials and changes in inventories of raw materials and other inventories. Primary raw materials include energy in all businesses, wheat, barley, corn, sorghum and sugarcane in our Biofuels segment and steel and iron in our Engineering and Construction activity.

Employee benefit expenses

        Employee benefit expenses include wages and salaries, social security costs and costs associated with our employee stock option plans, along with other employee retributions.

Depreciation, amortization and impairment charges

        This line item includes the depreciation of tangible assets, amortization of intangible assets with a finite useful life, charges for the impairment of assets related to the value of goodwill, tangible and intangible assets and accounts receivable, which have been reduced at period end in the event that their book value is lower than their recoverable amount.

Other operating expenses

        Other operating expenses include external services, including expenses for leases, repairs and maintenance, research and development costs, expenses for independent professional services, such as accounting, banking, consultancy, legal and other advisory fees and commissions, expenses for transportation and supplies, taxes for external services and other management and general expenses.

Operating profit

        Operating profit consists of revenue, changes in inventories, other operating income, raw materials consumed, employee benefit expenses, depreciation, amortization and impairment charges, research and development costs and other operating expenses.

Finance income

        Finance income includes income earned from cash deposited with financial institutions and changes in the fair value of some interest rate derivative financial instruments.

Finance expenses

        Finance expenses includes expenses due to interest and similar expenses, including interest on our outstanding corporate and non-recourse indebtedness and changes in the fair value of some interest rate derivative financial instruments.

Net exchange differences

        Net exchange differences include gains and losses originating from exchange differences related to assets and liabilities denominated in foreign currencies and changes in the fair value of exchange rate derivatives.

Other net finance income/expenses

        Other net finance income/expenses includes changes in the fair value of the embedded derivative component of our existing convertible bonds, dividend income from equity instruments, impairment of financial investments, disposals and changes in the fair value of financial investments and changes in the fair value of some commodity derivatives.

Finance expense net

        Finance expense net represents the total of financial income, financial expenses, net exchange differences and other financial income/expenses.

Share of (loss)/profit of associates

        Share of (loss)/profit of associates includes the results of companies accounted for using the equity method over which we exercise a significant influence but which are neither subsidiaries nor jointly controlled entities.

Profit before income tax

        Profit before income tax represents our profit before the payment of corporate income tax.

Income tax benefit/expense

        Income tax benefit/expense includes all current and deferred taxes, as calculated in accordance with the relevant tax laws in force in the jurisdictions in which we operate.

Profit for the year from continuing operations

        Profit for the year from continuing operations represents the profit before income taxes after the deduction of corporate income tax, generated by the continuing operations of the Group.

Profit/(loss) from discontinued operations, net of tax

        Profit/(loss) from discontinued operations, net of tax represents the profit before income taxes after the deduction of corporate income tax generated by the discontinued operations of the Group plus any gain or loss, net of tax, from the disposal of discontinued operations of the Group.

Profit for the year

        Profit for the year represents the total of profit for the year from continuing operations plus profit/(loss) from discontinued operations, net of tax.

Profit attributable to non-controlling interest

        Profit attributable to non-controlling interest represents profit for the year from continuing operations that is allocated to non-controlling interests in accordance with their percentage of the ownership of the affected subsidiaries.

Profit for the year attributable to the Parent Company

        Profit for the year attributable to the Parent Company represents profit for the year after the deduction of corporate income tax and profit attributable to non-controlling interests.

Results of Operations

        The tables below illustrate our results of operations for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012(1)	2011(1)(2)
	(€ in millions)
Consolidated Income Statement Data
Revenue	7,356.5	6,312.0	6,689.2
Changes in inventories of finished goods and work in progress	7.7	19.7	64.1
Other operating income	447.0	485.2	598.5
Raw materials and consumables used	(4,458.1)	(4,241.2)	(4,656.1)
Employee benefit expense	(758.4)	(709.6)	(610.4)
Depreciation, amortization and impairment charges	(571.2)	(422.0)	(230.6)
Other operating expenses	(1,229.5)	(917.5)	(922.2)

Operating profit	794.0	526.6	932.5

Finance income	64.6	84.1	105.4
Finance expense	(661.7)	(544.9)	(573.8)
Net exchange differences	(4.2)	(35.8)	(28.2)
Other financial income/(expense) net	(120.5)	(158.0)	(170.3)

Finance expense, net	(721.8)	(654.6)	(666.9)

Share of profit/(loss) of associates	(5.2)	17.6	4.0

Profit/(loss) before income tax	67.0	(110.4)	269.6

Income tax benefit/(expense)	43.9	171.9	(3.2)

Profit for the year from continued operations	110.9	61.5	266.4

Profit/(loss) for the year from discontinued operations, net of tax	(0.6)	32.5	129.1

Profit for the year	110.3	94.0	395.5

(1)
In the interim consolidated financial statements of Abengoa and its subsidiaries as of June 30, 2013, prepared in accordance with IFRS as issued by the IASB and included in our final prospectus for our initial public offering in the United States filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933 on October 17, 2013, the Group applied IFRS 10 and 11 that came into effect on January 1, 2013 under IFRS-IASB. According to the terms and requirements established in IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and to the specific transition guidance of the new standards, we recasted the financial information as of and for the year ended December 31, 2012 in the final prospectus and the recasted financial information is included herein. Financial information for prior periods was not recasted therein or herein for IFRS 10 and 11 and consequently is not comparable with other periods presented. See "Presentation of Financial Information" and Note 2.1.1 to our Consolidated Financial Statements.

(2)
On July 15, 2013, we closed the sale of 100% of our shares in our subsidiary Befesa. On that date, we received €331 million of cash proceeds. Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation to in accordance with IFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations." In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading (profit for the year from discontinued operations, net of tax) in our Consolidated Financial Statements and under separate line items in the consolidated cash-flow statement for the year 2013. Likewise, the consolidated income statement for the years ended December 31, 2012, 2011, 2010 and 2009 also includes the results of Befesa under a single heading (see "Presentation of Financial Information" and Note 7 to our Consolidated Financial Statements). The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

Geographic Reporting

        We report our results in accordance with the following six geographic regions:

  •
  Spain;

  •
  United States;

  •
  Europe (excluding Spain);

  •
  Latin America (excluding Brazil);

  •
  Brazil; and

  •
  Other (remaining overseas markets).

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenue

        Revenue increased by 16.5%, to €7,356.5 million for the year ended December 31, 2013, from €6,312.0 million for the year ended December 31, 2012. On a constant currency basis, revenue for the year ended December 31, 2013 would have been €7,636.0 million, representing an increase of €1,324.0 million, or 21.0%, compared to the previous year. The increase in consolidated revenues was due to the increased revenue contribution from most of our operating segments for the year 2013 versus the previous year, and was mostly attributable to the Engineering and Construction business.

        Within Engineering and Construction, revenues increased by €1,027.8 million due to the ongoing construction of the two thermo solar plants in South Africa (a 100 MW CSP plant and a 50 MW Solar tower technology CSP plant, causing a €434.5 million increase year-over-year), of the 200 MW PV plant in Imperial Valley, California (€236 million increase year-over-year), of the Mojave thermosolar plant in the United States (the 280 MW solar plant in California, causing a €126.7 million increase year-over-year), of the cogeneration plants in Mexico (€106.6 million increase year-over-year), of the 450 MW combined cycle plant in Poland (€100.0 increase year-over-year) and of the wind farms in Uruguay (€78.2 million increase year-over-year). These effects were partially offset by a lower contribution of the Solana 280 MW solar plant in Arizona (€415 million decrease year-over-year) and a lower activity of construction of transmission lines in Brazil, given that 2012 was a year of very high execution, with large projects such as Norte Brazil and Manaus (€79.7 million decrease year-over-year). The Technology and Other activity included in our Engineering and Construction activity also performed well with revenues increasing by €32.9 million year-over-year in 2013. This increase was due primarily to the increase in sales of solar components such as technology and mirrors used in the construction of solar plants in the United States, Spain and South Africa (mainly on plants constructed by us), and the water technology components used in the construction of the desalination plants in Tenes (Algeria) and Ghana.

        Our Concession-Type Infrastructures activity has also continued its growth path showing a 32.0% increase in the year 2013 with respect to the prior year, which was due to a solid performance in our four segments. In 2013, we brought into operation six assets which have contributed to the expansion of this segment. Revenues from our Solar segment increased 14.0% due to the solar plants that entered into operation in 2013 (Solaben 1 and Solaben 6 in Spain, and Solana in the United States) and to the larger contribution of solar plants that entered into operation in 2012 (Helios 1, Helios 2, Solaben 2 and Solaben 3). This increase was partially offset by adverse government energy reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013. Revenues in our Transmission segment also increased by 77.1% up to €66.6 million for the year 2013 from €37.6 million for the previous year. This increase is mainly attributable to the entry into operation of the power transmission line in Manaus which covers 586 km. Our water segment activity also increased by 94.2%, achieving growth of €19.5 million year-over-year, mostly due to the entry into operation in the first quarter of 2013 of the desalination plant in

Qingdao (China). Finally, revenues in our Co-generation segment increased by €37.9 million, up to €91.1 million in the year 2013, compared to the previous year. This increase was mainly due to the entry in operation in the first quarter of 2013 of the co-generation plant in Tabasco (Mexico).

        Revenue from our Industrial Production activity decreased during the year 2013 when compared to the previous year by 5.1%. Revenues decreased mainly due to the decrease in volumes sold in Europe and the decrease in ethanol prices in Europe, partially offset by the increase in ethanol prices in the United States. In Brazil, revenues have remained stable year-over-year.

Revenue by geographic regions

        The following table sets forth our revenue for the years ended December 31, 2013 and 2012 by geographic region.

	Year ended December 31
	2013		2012
		% of revenues		% of revenues
	(€ in millions except percentages)
Consolidated Revenue by Geography
Spain	1,163.2	15.8%	938.3	14.9%
United States	2,045.3	27.8%	2,078.5	32.9%
Europe (excluding Spain)	863.3	11.7%	877.8	13.9%
Brazil	726.0	9.9%	986.6	15.6%
Latin America (excluding Brazil)	1,392.2	18.9%	1,026.2	16.3%
Other countries	1,166.5	15.9%	404.6	6.4%

Total	7,356.5	100%	6,312.0	100%

        Revenue from our international operations (all activities outside of Spain) increased by 15.3% to €6.193.3 million for the year ended December 31, 2013 compared to the previous year. Our international operations accounted for 84.2% of revenue with the Americas (Latin America and the United States) representing 56.6% of total revenue and the United States representing the largest geographic region with 27.8% of revenue.

        Spain.    Revenue increased by 24.0% to €1,163.2 million for the year ended December 31, 2013, from €938.3 million for the year ended December 31, 2012. The increase in revenues was primarily attributable to the solar plants that entered into operation in 2013 (Solaben 1 and Solaben 6), to the larger contribution of solar plants that entered into operation in 2012 (Helios 1, Helios 2, Solaben 2 and Solaben 3) and to the increase in ethanol volumes sold in the Biofuels segment. This increase was partially offset by adverse government energy reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013.

        United States.    Revenue decreased by 1.6% to €2,045.3 million for the year ended December 31, 2013 from €2,078.5 for the year ended December 31, 2012. The decrease in revenue was primarily attributable to the lower contribution of the construction of the Solana solar plant in Arizona which entered into operation in the last quarter of 2013. This effect was partially offset by the construction of the 200MW PV plant in the Imperial Valley of California, which resulted in an increase of €236 million year-over-year, the construction of the Mojave solar power plant, which resulted in a €126.7 million increase year-over-year and the increase in sales of solar components, such as technology and mirrors used in the construction of the mentioned U.S. solar plants. Revenues also increased in our biofuels segment in the United States year-over-year.

        Europe (excluding Spain).    Revenue decreased by 1.7% to €863.3 million for the year ended December 31, 2013, from €877.8 million for the year ended December 31, 2012. The decrease was primarily attributable to the decrease in revenues in our Biofuels segment due to lower volumes sold and to the decrease in ethanol prices. This effect was partially offset by the construction of the 450 MW combined cycle plant in Poland.

        Latin America (excluding Brazil).    Revenue increased by 35.7% to €1,392.2 million for the year ended December 31, 2013, from €1,026.2 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to revenue from the construction of the cogeneration plants in Mexico, of the wind farms in Uruguay and of the transmission lines in Chile and to the entry into operation in the first quarter of 2013 of a co-generation plant in Tabasco (Mexico) of 300 MW.

        Brazil.    Revenue decreased by 26.4% to €726.0 million for the year ended December 31, 2013, from €986.6 million for the year ended December 31, 2012. The decrease in revenue was due to a lower activity of construction of transmission lines in Brazil, given that 2012 was a year of very high execution, with large projects such as Norte Brazil and Manaus finalized in 2013. This decrease has been partially offset by the increase in revenues caused by the entry in operation of the Manaus transmission line. In addition, we have signed several new transmission line projects in the region that are expected to contribute to future years' revenues.

        Other (remaining overseas markets).    Revenue increased by 188.3% to €1,166.5 million for the year ended December 31, 2013, from €404.6 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to the construction of the two thermosolar plants in South Africa, a 100 MW CSP plant and a 50 MW Solar tower technology CSP plant, causing a €434.5 million increase year-over-year, and to the entry into operation in the first quarter of 2013 of the desalination plant in Qingdao (China) of 100,000 m3/day.

Other operating income

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Other operating income
Work performed by the entity and capitalized and other	322.3	282.6
Business combination of Rioglass Group	—	85.2
Grants	25.4	13.8
Income from various services	99.3	103.6

Total	447.0	485.2

        Other operating income decreased by 7.9% to €447.0 million for the year ended December 31, 2013, from €485.2 million for the year ended December 31, 2012. The heading 'Work performed by the entity and capitalized and other' in 2013 includes income of €141.8 million corresponding to a favorable award in arbitrations against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola, Ltda. See Item 8.A. "Legal Proceedings." In the year 2012, this heading also included income of €26 million recorded by Abengoa Bioenergy U.S. Holding in the last quarter of 2012, corresponding to a collection from Chicago Title Insurance Company after a favorable jury verdict in litigation against that company. The deacrease in 2013 in Other operating income when compared to 2012 was mainly due to a lower amount capitalized in the construction of our own assets and to the fact that in 2012 we recorded a €85 million gain arising from the business combination of Rioglass Group. Additionally, Income from various services for the year 2013 primarily includes the gain obtained in the sale of our Brazilian subsidiary Bargoa, S.A. amounting to €33.2 million.

Raw materials consumed

        Raw materials consumed increased by 5.1% to €4,458.1 million for the year ended December 31, 2013, from €4,241.2 million for the year ended December 31, 2012, due to the increase in revenue in our activities. Raw materials consumed decreased as a percentage of revenue from 67.2% for the year ended December 31, 2012 to 60.6% for the year ended December 31. 2013. This decrease was mainly due to a lower contribution to the revenue mix from the construction, an activity which is intensive in raw materials, and to a higher contribution to the revenue mix from our Concession-Type Infrastructures activity.

Employee benefits expenses

        Employee benefit expenses increased by 6.9% to €758.4 million for the year ended December 31, 2013, from €709.6 million for the year ended December 31. 2012. This was due to an increase in employee headcount in the period (excluding the effect of the sale of Befesa), mainly due to a net increase in our construction operations. In addition, the commencement of operations of the new solar plants in Spain that came into operation during 2013 have also increased our employee benefits expenses in our Solar segment.

        Employee benefit expenses have decreased as a percentage of revenue, standing at 10.3% for the year ended December 31, 2013, compared to 11.2% in 2012.

Depreciation, amortization and impairment charges

        Depreciation. amortization and impairment charges increased by 35.4% to €571.2 million for the year ended December 31, 2013, from €422.0 million for the year ended December 31, 2012. Depreciation and amortization charges also increased as a percentage of revenue from 6.7% in 2012 to 7.8% in 2013. The increase is mainly due to an increase in the depreciation and amortization in our Solar segment, as a result of the beginning of the amortization of the solar plants that entered into operation in the second half of 2013 (Solaben 1, Solaben 6 and Solana) and to the larger contribution of solar plants that entered into operation in the first half of 2012 (Helios 1 and Solaben 3) and in the second half of 2012 (Solaben 2 and Helios 2). Depreciation and amortization also increased in Transmission lines mainly due to the Manaus transmission line in Brazil, which entered into operations in the first quarter of 2013. Additionally, in 2013, we recorded receivables impairments of €31.9 million that mostly correspond to public clients in Spain and abroad, against whom the corresponding claims have been made for the amounts owing from various construction projects, supported by the company's formal procedures where possible. Given the uncertainty in relation to the future recoverability of these receivables, due to various factors but most of which are beyond the company's control, we have decided to make the corresponding provision.

Other operating expenses

        The following table below sets forth our other operating expenses for the years ended December 31, 2013 and 2012.

	For the Years ended December 31
	2013		2012
		% of revenue		% of revenue
	(€ in millions except percentages)
Other operating expenses
Research and development costs	6.5	0.1%	6.4	0.1%
Leases and fees	112.2	1.5%	100.1	1.6%
Repairs and maintenance	69.7	0.9%	66.7	1.1%
Independent professional services	488.7	6.6%	284.3	4.5%
Transportation	75.7	1.0%	77.6	1.2%
Supplies	126.2	1.7%	102.1	1.6%
Other external services	162.1	2.2%	140.1	2.2%
Taxes	76.0	1.0%	53.8	0.9%
Other management expenses	112.4	1.5%	86.4	1.4%

Total	1,229.5	16.7%	917.5	14.5%

        Other operating expenses increased by 34.0% to €1,229.5 million for the year ended December 31, 2013, from €917.5 million for the year ended December 31, 2012, which is primarily due to an increase in independent professional services because of increases in operations across all of our activities, especially in the construction activity in the United States.

Operating profit

        Operating profit increased by 50.8% to €794.0 million for the year ended December 31, 2013, from €526.6 million for the year ended December 31, 2012. Operating profit has increased as a percentage of revenues, from 8.3% during fiscal year 2012 to 10.8% during fiscal year 2013. The increase in operating profit for the year 2013, compared to 2012, was mainly due to a 17% increase in revenue and to a smaller increase in our operating expenses.

Finance income

        The following table below sets forth our finance income for the years ended December 31, 2013 and 2012.

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Finance income
Income from loans and debts	35.3	73.9
Gains from interest-rate derivatives: cash flow hedges	28.8	10.2
Gains from interest-rate derivatives: non-hedging	0.5	0.0

Total	64.6	84.1

        Finance income decreased by 23.2% for the year ended December 31, 2013, from €84.1 million for the year ended December 31, 2012 to €64.6 million for the year ended December 31, 2013. The decrease was primarily due to lower income from loans and debts from our short-term deposits in Brazil, and was partially offset by higher gains on cash-flow hedge interest-rate derivatives, mainly due to the increase in the time value of our interest rate options resulting from an increase in the expected future interest rates.

Finance expenses

        The following table below sets forth our finance expenses for the years ended December 31, 2013 and 2012.

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Finance expenses
Expenses due to interest:
—Loans from credit entities	277.2	217.3
—Other debts	279.5	219.4
Losses from interest-rate derivatives: cash flow hedges	105.0	103.9
Losses from interest-rate derivatives: non-hedging	0.0	4.3

Total	661.7	544.9

        Finance expenses increased by 21.4% to €661.7 million for the year ended December 31, 2013, from €544.9 million for the year ended December 31, 2012.

        Finance expenses increased in the year 2013 when compared to the year 2012 as the result of an increase in interest expenses from loans with credit entities, mainly due to the lower capitalization of interest expenses, as several projects came into operation during 2013 (interest expense is capitalized when a project is under construction). Additionally, interest from other debts increased due to the convertible bonds and ordinary bonds issued during the year 2013.

        Losses from cash flow hedge interest-rate derivatives for the year ended December 31, 2013 and 2012 are mainly due to to interest rate swaps where the fixed rate payable is currently higher than the variable interest rate receivable referenced to Euribor. These swaps have an impact in our income statement when interest accrued in the hedged loan is recorded in the consolidated income statement.

Net exchange differences

        The following table below sets forth our exchange differences for the years ended December 31, 2013 and 2012.

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Net exchange differences
Gains and losses from foreign exchange transactions	(0.3)	7.1
Gains and losses from foreign exchange contracts: cash flow hedges	(4.2)	(22.9)
Gains and losses from foreign exchange contracts: non-hedging	0.3	(20.0)

Total	(4.2)	(35.8)

        Negative net exchange differences decreased to a net foreign exchange loss of €4.2 million for the year ended December 31, 2013, from a net foreign exchange loss of €35.8 million for the year ended

December 31, 2012. In general, we use exchange rate derivatives to hedge our foreign exchange operations. As a result, most of our exchange rate differences are offset by the effect of our cash-flow hedge derivatives.

        Net exchange differences that subsist for the year ended December 31, 2012 are primarily due to a loss from exchange rate derivatives recorded as a result of discontinuing a hedge relationship when the hedged transaction is no longer expected to occur and to inefficiencies in different hedges generating exchange rate differences that have not been perfectly offset with the differences generated by the hedged item.

Other net finance income/expenses

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Other finance income
Profits from the sale of financial assets	0.0	1.0
Income on financial assets	0.6	0.3
Other finance income	18.9	16.9
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	75.6	9.2
Commodity derivatives gains: Cash flow hedge	0.2	—

Total	95.4	27.4

Other finance expenses
Losses from sale of financial assets	(0.3)	—
Other finance losses	(112.4)	(76.5)
Losses from partial repayment of the convertible notes due 2014	(12.0)	—
Outsourcing of payables	(81.4)	(88.5)
Loss from commodities forward contracts: non hedging	(9.8)	(20.4)
Total	(215.9)	(185.4)

Other net finance income/expenses	(120.5)	(158.0)

        Other net finance expense decreased to €120.5 million for the year ended December 31, 2013, from €158.0 million for the year ended December 31, 2012.

        In the year ended December 31, 2013, Total other finance income increased to €95.4 million from €27.4 million mainly due to the change in fair value of embedded derivatives of our convertible bonds, net of change in fair value of the call options over our own shares, which hedge the embedded derivatives partially, amounting to a net gain of €75.6 million versus a net gain of €9.2 millon in 2012.

        Other finance expense increased to €215.9 million for the year ended December 31, 2013 from €185.4 million for the year ended December 31, 2012. This increase was mainly due to the increase in other financial losses due to a higher volume of uncollectible financial accounts with partners in projects in Latin America, according to the current situation of negotiations, and the impairment of financial investments associated with thermosolar projects in the United States due to permitting delays. In addition, other financial expenses also increased due to losses from partial repayment of the convertible notes due in 2014. These expenses were partially offset by lower costs of outsourcing supplier payments and lower commodity derivatives losses corresponding to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur. Additionally, Other finance losses include finance expenses mainly related to financial guarantees and letters of credit, wire transfers and other bank fees, losses on available for sale financial assets, and other minor finance expenses.

Finance expense net

        Finance expense net decreased by 10.3% to a loss of €721.8 million for the year ended December 31, 2013, from a loss of €654.6 million for the year ended December 31, 2012. The decrease in finance expense net was attributable to the aforementioned change in Finance income, Finance expense, Net exchange differences and Other net finance income/expenses.

Profit before income tax

        Profit before income tax increased to a gain of €67.0 million for the year ended December 31, 2013, compared to a loss of €110.4 million for the year ended December 31, 2012. This decrease was attributable to the aforementioned results of the period.

Income tax benefit/expense

        We had an income tax benefit of €43.9 million for the year ended December 31, 2013, compared to an income tax benefit of €171.9 million for the year ended December 31, 2012, although we actually paid income tax for an amount of €12.1 million in 2013 and €35.7 million in 2012. The subsidiaries within the consolidated group that generate profits usually generate income tax expenses and pay taxes whereas companies with negative taxable income recognize income tax benefit but they do not obtain a tax refund; instead, they generate tax loss carryforwards that can be offset in future periods. Different types of tax credits generate an income in the income tax expense calculation but they do not reduce the amount of income tax paid in the current period. Rather, they reduce the amount payable in the future.

        For the year ended December 31, 2013, Income tax benefit corresponded primarily to the recognition of certain Spanish export tax incentives generated in the period related to the export of goods and services from Spain (€80.3 million) and tax benefits that the Company generated in the period from the application of a tax incentive for the transfer of the use of intangible assets, as specified in Article 23 of the Revised Text of the Spanish Corporate Income Tax Act (€16.0 million). This benefit results in a direct deduction from taxable income of 50% of the revenue generated from granting the use of the related intangible assets (i.e. licensing revenue, etc.). In addition, there were differences in foreign tax rates related to companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate (€9.0 million of positive impact). Finally, we have recorded other non taxable income and expense which include, among other things, tax credits which it has not capitalized and permanent differences arising in other jurisdictions (€23.0 million of negative impact).

Profit from discontinued operations net of tax

        For the year ended December 31, 2013 and according to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, we include the results from Befesa, amounting to a €0.6 million loss net of tax as discontinued operations. In the same period of the previous year, and according to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, we include the results from Befesa, amounting to a €32.5 million profit net of tax as discontinued operations.

Profit attributable to non-controlling interests

        Profit attributable to non-controlling interests decreased to €8.9 million for the year ended December 31, 2013, from €38.7 million for the year ended December 31, 2012. The decrease is mainly due to the lower results from Rioglass Group and our construction activities in Brazil.

Profit attributable to the parent company

        Profit attributable to the parent company increased by 83.2% to €101.4 million for the year ended December 31, 2013, compared to €55.4 million for the year ended December 31, 2012. This increase was attributable to the results explained above.

Total comprehensive income

        Total comprehensive income increased to €(253.3) million for the year ended December 31, 2013, compared to €(263.3) million for the year ended December 31, 2012 due to the increase of profit attributable to the parent company explained above, partially offset by the decrease in Other comprehensive income.

        Other comprehensive income decreased by 1.8% to €(363.7) million for the year ended December 31, 2013, compared to €(357.3) million for the year ended December 31, 2012. These amounts are significantly lower than profit attributable to the parent company for each period, mainly due to the impact of change in fair value of cash flow hedges and currency translation differences recognized directly in equity in both periods, as disclosed in our Consolidated Financial Statements.

        In the year ended December 31, 2013, we recorded €(483.8) million of translation differences in equity, which corresponds mainly to our subsidiaries with Brazilian real as their functional currency, which experienced a depreciation of 17% against the euro during the year. This effect has been partially offset by the change in fair value of cash flow hedges recorded directly in equity for an amount of €89.9 million. Of this amount, €78.3 million corresponds to interest rate derivatives, mainly interest rate swaps. These profits are principally related to long-term swaps maturing in 2020 and subsequent years, which are very sensitive to changes in interest rates and which have fixed rates payable that are lower than expected variable interest rate receivable. Additionally, €88.9 million corresponds to the amounts transferred to income statements during the period once the hedged items impact the income statement (see Note 14 to our Consolidated Financial Statements and "—Liquidity and Capital Resources—Quantitative and Qualitative Disclosure About Market Risk" for further information on hedging and derivatives).

        In the year ended December 31, 2012 we recorded €(237.8) million directly in equity corresponding to change in fair value of cash flow hedges. Of this amount, €(183.1) million corresponds to interest rate derivatives, mainly interest rate swaps. These losses are principally related to long-term swaps maturing in 2020 and subsequent years, which are very sensitive to changes in interest rates and which have fixed rates payable that are higher than current variable interest rate receivable. The rest of the impact of cash flow hedges recorded in equity corresponds mainly to derivatives on commodities for an amount of €(46.2) million during the period, mostly related to derivatives on grain in our Biofuels segment. For both types of derivatives, these effects have been partially offset by the amounts transferred to income statements during the period once the hedged items impact the income statement for a total amount of €96.2 million (see Note 14 to our Consolidated Financial Statements and "—Liquidity and Capital Resources—Quantitative and Qualitative Disclosure About Market Risk" for further information on hedging and derivatives). In addition. during the year 2012 we have also recorded €(256.3) million of translation differences in equity, corresponding mainly to our subsidiaries with Brazilian real as their functional currency, which experienced a depreciation of 11% against the euro during the year.

Comparison of Years Ended December 31, 2012 and December 31, 2011

Revenue

        Revenue decreased by 5.6%, to €6,312.0 million for the year ended December 31, 2012, from €6,689.2 million for the year ended December 31, 2011. On a constant currency basis, revenue for the year ended December 31, 2012 would have been €6,295.8 million, representing a decrease of €393.4 million, or 5.9%, compared to the previous year. The decrease in consolidated revenues for the year ended December 31, 2012 was primarily attributable to the decrease in revenue in our Engineering and

Construction activity related to a significantly lower contribution from Engineering and Construction work in Spain of approximately €1,104.3 million, as a result of the general slow-down in the Spanish economy and also due to a decrease in revenue from the construction of thermo-solar plants in Spain, which represented revenue of approximately €638.0 million in 2012 compared to €843.3 million in 2011 (including the two segments of this activity, Engineering and Construction and Technology and Other). Revenue also decreased due to a lower revenue contribution in 2012 compared to 2011 from our engineering and construction activities related to our CSP project in Abu Dhabi and to our cogeneration plant project in Tabasco (Mexico), which totaled approximately a decrease of €220.2 million in 2012. On the other hand, within Engineering and Construction, revenues increased by €553.5 million due to the ongoing construction of thermo-solar plants in the United States (the 280 MW Solana solar plant in Arizona and the 280 MW Mojave solar plant in California), by €207.3 million due to the combined-cycle electricity power plant in Morelos, Mexico, and by €119.9 million due to the construction of power transmission lines in Latin America. The rest of our Engineering and Construction activity included in the Technology and Other line decreased due primarily to the lower construction of thermo-solar plants in Spain mentioned above, which was partially offset by the sale of solar components, such as technology and mirrors used in the construction of the U.S. solar plants, and to the full consolidation of the Rioglass plants after we assumed full control of the group, which represented an increase of €59.4 million.

        Revenue from our Concession-Type Infrastructures activity decreased by 10.7% mainly due to the deconsolidation of transmission line concessions in Brazil resulting from the application of IFRS 10 and 11. This effect was partially offset by an increase in our Solar segment, with a 114% increase due to additional MW of capacity entering into operation, due to the increase in revenue from new solar plants in Spain which entered into operations in 2012 (Solacor 1 and 2, Helios 1 and 2 and Solaben 2 and 3), as well as a larger contribution from the combined cycle Solar Power Plant One ("SPP1") in Hassi R'Mel (Algeria), which entered into operation in the third quarter of 2011.

        Revenue from our Industrial Production activity decreased during the year ended December 31, 2012 when compared to the previous year by 3.9% because of decreasing volumes sold during 2012 and a weakening of ethanol prices. Margins have decreased significantly in our biofuels segment due to an increase in corn prices and low ethanol prices. In order to preserve cash flows, we temporarily stopped production at two plants in the United States (Colwich and Portales). Other plants in the United States and in Spain have been temporarily stopped for the same reason, and for security improvements but are all currently operating. The net carrying amount of the two ethanol production facilities, Colwich and Portales, are $22.4 million and $24.9 million, respectively. Based on the tests performed, no impairment charges have been deemed necessary for any of these plants.

Revenue by geographic regions

        The following table sets forth our revenue for the years ended December 31, 2012 and 2011 by geographic region.

	Year ended December 31
	2012		2011
		% of revenues		% of revenues
	(€ in millions except percentages)
Consolidated Revenue by Geography
Spain	938.3	14.9%	1,945.8	29.1%
United States	2,078.5	32.9%	1,346.0	20.1%
Europe (excluding Spain)	877.8	13.9%	727.7	10.9%
Brazil	986.6	15.6%	1,471.7	22.0%
Latin America (excluding Brazil)	1,026.2	16.3%	756.9	11.3%
Other countries	404.6	6.4%	441.1	6.6%

Total	6,312.0	100%	6,689.2	100%

        Revenue from our international operations (all activities outside of Spain) increased by 13.3% to €5,373.7 million for the year ended December 31, 2012, compared to the previous year. Our international operations accounted for 85.1% of revenue, with the Americas (Latin America and the United States) representing 64.8% of total revenue and the United States representing the largest geographic region with 32.9% of revenue.

        Spain.    Revenue decreased by 51.8% to €938.3 million for the year ended December 31, 2012, from €1,945.8 million for the year ended December 31, 2011. The decrease in revenue was primarily attributable to the significantly lower contribution from other Engineering and Construction work in Spain of €1,104.3 million, due to the general slowdown in the Spanish economy and to a lower activity of construction of thermo-solar plants in Spain, which had a significant impact in our business activity in the region. Revenue due to the construction of thermo-solar assets in Spain amounted to approximately €638.0 million in 2012 compared to €843.3 million in 2011. On the other hand, revenues from concession assets increased by €159.3 million, mostly from new solar plants in Spain which came into operation throughout 2012 (Solacor 1 and 2, Helios 1 and 2, and Solaben 2 and 3).

        United States.    Revenue increased by 54.4% to €2,078.5 million for the year ended December 31, 2012, from €1,346.0 for the year ended December 31, 2011. The increase in revenue was primarily attributable to the construction of the Solana and Mojave solar power plants, which began in the first and third quarters of 2011, respectively, and resulted in a €553.5 million increase year-over-year. Additionally, the increase was partially attributable to the increase in sales of solar components, such as technology and mirrors used in the construction of the U.S. solar plants, which resulted in an increase of €45.0 million, and also due to the revenue contribution from the construction of the 200MW PV plant that we are building in the Imperial Valley of California, which resulted in a year-over-year increase of €30.0 million.

        Europe (excluding Spain).    Revenue increased by 20.6% to €877.8 million for the year ended December 31, 2012, from €727.7 million for the year ended December 31, 2011. The increase in revenue was primarily attributable to an increase in ethanol sales throughout Europe of €50.4 million, as a result of expanded ethanol production capacity at the Rotterdam plant and the construction of a 450 MW combined cycle plant in Poland which accounted for an increase of €10.0 million.

        Latin America (excluding Brazil).    Revenue increased by 35.6% to €1,026.2 million for the year ended December 31, 2012, from €756.9 million for the year ended December 31, 2011. The increase in revenue was primarily attributable to revenue from the construction of the combined-cycled electricity power plant in Morelos (Mexico).

        Brazil.    Revenue decreased by 33.0% to €986.6 million for the year ended December 31, 2012, from €1,471.7 million for the year ended December 31, 2011. The decrease in revenue was primarily attributable to the de-consolidation of several transmission lines in Brazil upon application of IFRS 10 and 11 (mainly the companies sold under the Cemig Sales) and to a lower level of construction of power transmission lines in Brazil when compared to the previous year.

        Other (remaining overseas markets).    Revenue decreased by 8.3% to €404.6 million for the year ended December 31, 2012, from €441.1 million for the year ended December 31, 2011. The decrease in revenues was due the de-consolidation in 2012 of the desalination plant in Honaine (Algeria), as a result of the adoption of IFRS 10 and 11 as of January 1, 2012, which contributed to revenues in the last quarter of 2011.

Other operating income

	For the Years ended December 31,
	2012	2011
	(€ in millions)
Other operating income
Work performed by the entity and capitalized, and other	282.6	265.4
Prospective application of IFRIC 12	—	164.5
Business combination of Rioglass Group	85.2	—
Grants	13.8	74.8
Income from various services	103.6	93.8

Total	485.2	598.5

        Other operating income decreased by 18.9% to €485.2 million for the year ended December 31, 2012, from €598.5 million for the year ended December 31, 2011. This decrease was mainly due to the prospective application of IFRIC 12 since January 2011. Upon the prospective application of IFRIC 12, we derecognized, in accordance with IFRIC 12.8 and IAS 16, the thermo-solar plant assets previously recognized at cost as "Property, Plant and Equipment in Projects" and recognized those thermo-solar plant assets at fair value as "Intangible Assets in Projects". The difference of €165 million was recorded as a sale of property, plant and equipment in "Other Operating Income" on the consolidated income statement for the year ended December 31, 2011. This effect was partially offset by an €85 million gain included in "Business combination of Rioglass Group" during the year ended December 31, 2012, where we have achieved control by increasing our ownership in stages. In addition, construction works performed for our own assets were higher in 2012 than in 2011. Finally, our subsidiary, Abengoa Bioenergy U.S. Holding, recorded an income of €26 million during the last quarter of 2012 corresponding to a collection from Chicago Title Insurance Company after a favorable and final jury verdict in a litigation process against that company. Grants decreased mainly due to a €50 million amount corresponding to DAEX tax deduction recorded in 2011 with no corresponding amount in 2012 (see Note 24.2 to our Consolidated Financial Statements for further detail). Income from various services in 2012 primarily includes profits generated by the sale of the second 50% of the shareholding of STE, ATE, ATE II and ATE III amounting €4.5 million and other minor income. In 2011 it primarily includes profits generated by the sale of 50% of the Brazilian transmission line amounting to €45 million.

Raw materials consumed

        Raw materials consumed decreased by 8.9% to €4,241.2 million for the year ended December 31, 2012, from €4,656.1 million for the year ended December 31, 2011 due to the decrease in revenue in our three activities. Raw materials consumed decreased as a percentage of revenue from 69.6% for the year ended December 31, 2011 to 67.2% for the year ended December 31, 2012. This decrease was due to lower levels of operations in our Biofuels segment, which activity declined as a result of the increase in raw materials costs.

Employee benefits expenses

        Employee benefit expenses increased by 16.2% to €709.6 million for the year ended December 31, 2012, from €610.4 million for the year ended December 31, 2011. This was due to an increase in employee headcount (excluding the effect of the sale of Telvent) with significant growth largely attributable to our construction operations. In addition, the commencement of operations of the new solar plants in Spain which came into operation during 2012 (Solacor 1 and 2, Helios 1 and 2, Solaben 2 and 3), and the combined cycle SPP1 plant in Algeria which entered into operation in the third quarter of 2011 have also increased our employee benefits expenses in our Solar segment.

        Employee benefit expenses have increased as a percentage of revenue, standing at 11.2% for the year ended December 31, 2012, compared to 9.1% in the same period of 2011.

Depreciation, amortization and impairment charges

        Depreciation, amortization and impairment charges increased by 83.0% to €422.0 million for the year ended December 31, 2012, from €230.6 million for the year ended December 31, 2011. Depreciation and amortization charges also increased as a percentage of revenue from 3.4% in 2011 to 6.7% in 2012. The increase is mainly due to a large amount of amortization and depreciation in our Solar segment amounting to €68.0 million, mainly as a result of the beginning of the amortization of the solar plants in Spain that entered into operation in 2012 (Solacor 1 and 2, Helios 1 and 2 and Solaben 2 and 3). In addition, our depreciation expenses also increased by €28.3 million in our biofuels business in Brazil due to an increase in our property plant and equipment resulting from an investment in new machinery. The increase was also due to the full consolidation of the Rioglass Group plants after we assumed full control and to the amortization of intangibles assets identified in this business combination which represented an increase of €18.9 million. In addition, in 2011 we recorded a reversal of an impairment for €42 million recognized in prior years on the lands acquired in the United States in connection with the Mojave Solar project once we obtained a Conditional Commitment to issue a Federal Guarantee from the Department of Energy with no similar movement in 2012. Additionally, the year-over-year increase was partially attributable to the increase in capitalized development costs amortization of €20.7 million.

Other operating expenses

        The following table below sets forth our other operating expenses for the years ended December 31, 2012 and 2011.

	For the Years ended December 31
	2012		2011
		% of revenue		% of revenue
	(€ in millions except percentages)
Other operating expenses
Research and development costs	6.4	0.1%	25.6	0.4%
Leases and fees	100.1	1.6%	73.1	1.1%
Repairs and maintenance	66.7	1.1%	59.0	0.9%
Independent professional services	284.3	4.5%	325.6	4.9%
Transportation	77.6	1.2%	67.5	1.0%
Supplies	102.1	1.6%	120.1	1.8%
Other external services	140.1	2.2%	122.5	1.8%
Taxes	53.8	0.9%	64.0	1.0%
Other management expenses	86.4	1.4%	64.7	1.0%

Total	917.5	14.5%	922.1	13.8%

        Other operating expenses decreased by 0.5% to €917.5 million for the year ended December 31, 2012, from €922.1 million for the year ended December 31, 2011. This decrease is primarily due to a decrease in independent professional services and in research and development expenses. Part of our efforts in research and development are capitalized and then amortized over the useful life of the identified projects. Our total investment in R&D including both capitalized and expensed costs amounted to €91.2 million in the year ended December 31, 2012, which represents an increase of 0.8% with respect to the €90.6 million capitalized and expensed in the year ended December 31, 2011. In addition, supplies also contributed to the decrease due to the decrease in operations across our activities in 2012. On the other hand, these decreases were partially offset by higher expenses in leases and fees, transportation and other external services. As a percentage of revenue, other operating expenses increased from 13.8% for the year ended December 31, 2011 to 14.5% for the year ended December 31, 2012.

Operating profit

        Operating profit decreased by 43.5% to €526.6 million for the year ended December 31, 2012, from €932.5 million for the year ended December 31, 2011. Operating profit has decreased as a percentage of revenues, from 13.9% during fiscal year 2011 to 8.3% during fiscal year 2012. The decrease in operating profit for the fiscal year 2012, compared to 2011, was mostly due to the decline in other the operating income discussed above and a decrease in operating margins in our Biofuels segment due to extremely adverse market conditions as well as due to the prospective application of IFRIC 12 since January 1, 2011, explained above.

Finance income

        The following table below sets forth our finance income for the years ended December 31, 2012 and 2011.

	For the Years ended December 31,
	2012	2011
	(€ in millions)
Finance income
Income from loans and debts	73.9	85.1
Gains from interest-rate derivatives: cash flow hedges	10.2	17.2
Gains from interest-rate derivatives: non-hedging	0.0	3.1

Total	84.1	105.4

        Finance income decreased by 20.2% for the year ended December 31, 2012, from €105.4 million for the year ended December 31, 2011 to €84.1 million for the year ended December 31, 2012. The decrease was primarily due to lower income from loans and debts from our short-term deposits in Brazil and at a lesser extent to lower gains on cash-flow hedge interest-rate derivatives.

Finance expenses

        The following table below sets forth our finance expenses for the years ended December 31, 2012 and 2011.

	For the Years ended December 31,
	2012	2011
	(€ in millions)
Finance expenses
Expenses due to interest:
—Loans from credit entities	217.3	237.2
—Other debts	219.4	204.0
Losses from interest-rate derivatives: cash flow hedges	103.9	131.7
Losses from interest-rate derivatives: non-hedging	4.3	1.0

Total	544.9	573.9

        Finance expenses decreased by 5.0% to €544.9 million for the year ended December 31, 2012, from €573.9 million for the year ended December 31, 2011.

        Finance expenses decreased in the year ended December 31, 2012 when compared to the year ended December 31, 2011, as an increase in interest from other debts was offset by a decrease in losses from interest rate derivatives and a decrease in interest from loans with credit entities. Interest from other debts increased mainly due to a larger volume in our non-recourse factoring arrangements. Amounts outstanding from non-recourse financing have been higher during the year ended December 31, 2012 compared to the year ended December 31, 2011, but capitalized interest has also been higher, as non-recourse financing increased primarily to finance projects under construction and interest expenses are capitalized during the construction period. Finally, losses from interest rate derivatives were higher in the year 2011 than in 2012.

        Losses from cash flow hedge interest-rate derivatives for the year ended December 31, 2012 and 2011 are due to transfers from equity to financial expense when the hedged item is impacting the consolidated income statement (€75.7 million and €49.8 million, respectively) and to a decrease in time value of the interest rate options (€24.2 million and €64.3 million, respectively). In order to hedge our long-term debt, some of the interest rate options contracted have long-term maturities, which cause their time value to be considerably sensitive to changes in interest rates. Transfers from equity to finance expense have resulted in a loss during the period because most of the interest rate options have a strike price higher than current variable interest rates. Similarly, most of our swaps have a fixed rate higher than current variable interest rates.

Net exchange differences

        The following table below sets forth our exchange differences for the years ended December 31, 2012 and 2011.

	For the Years ended December 31,
	2012	2011
	(€ in millions)
Net exchange differences
Gains and losses from foreign exchange transactions	7.1	(30.3)
Gains and losses from foreign exchange contracts: cash flow hedges	(22.9)	(5.4)
Gains and losses from foreign exchange contracts: fair value hedges	—	7.6
Gains and losses from foreign exchange contracts: non-hedging	(20.0)	—

Total	(35.8)	(28.2)

        Net exchange differences increased to a net foreign exchange loss of €35.8 million for the year ended December 31, 2012, from a net foreign exchange loss of €28.2 million for the year ended December 31, 2011. In general, we use exchange rate derivatives to hedge our foreign exchange operations. As a result, most of our exchange rate differences are offset by the effect of our cash-flow hedge derivatives. The net loss for the year ended December 31, 2012 was mainly due to a loss from exchange rate derivatives recorded as a result of discontinuing a hedge relationship when the hedged transaction is no longer expected to occur, and to inefficiencies in different hedges generating exchange rate differences that have not been perfectly offset with the differences generated by the hedged item.

        Net exchange differences that subsist for the year ended December 31, 2011 are primarily due to the negative impact of foreign exchange transactions, for an amount of €32.3 million, due to the unfavorable evolution of the Brazilian real-U.S. Dollar exchange rate related to the U.S. Dollar-denominated debt financings of our Brazilian subsidiaries. The U.S. Dollar-denominated debt of our Brazilian subsidiaries outstanding as of December 31, 2011 amounts to €229.9 million. The Company hedged €68.1 million with derivative instruments as of December 31, 2011.

Other net finance income/expenses

	For the Years ended December 31,
	2012	2011
	(€ in millions)
Other finance income
Profits from the sale of financial assets	1.0	1.2
Income on financial assets	0.3	3.8
Other finance income	16.9	23.9
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	9.2	—

Total	27.4	28.9

Other finance expenses
Losses from sale of financial assets	—	(0.1)
Other finance expenses	(76.5)	(84.6)
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	(29.7)
Outsourcing of payables	(88.5)	(65.7)
Loss from commodities forward contracts: non hedging	(20.4)	(19.1)
Total	(185.4)	(199.2)

Other net finance income/expenses	(158.0)	(170.3)

        Other net finance expense decreased to €158.0 million for the year ended December 31, 2012, from €170.3 million for the year ended December 31, 2011.

        In the year ended December 31, 2012, "Total other finance income" decreased to €27.4 million from €28.9 million mainly due to a decrease in 2012 in other finance income, which corresponds mainly to interest from deposits and cash and cash equivalents in both periods, due to a lower volume of deposits. This decrease was partially offset by a gain of €9.2 million corresponding to the change in fair value of derivatives embedded in the convertible bonds issued, net of the change in fair value of call options on the Company's own shares. The change in fair value of both instruments is primarily due to the decrease in the Company's share price, which is a principal variable in the valuation of the embedded derivatives and the options. For the year ended December 31, 2011, the net effect of the change in fair value of derivatives embedded in the convertible bonds issued and the change in fair value of call options on the Company's own shares resulted in a net loss of €29.7 million classified in Other finance expense.

        Other finance expense decreased to €185.4 million for the year ended December 31, 2012 from €199.2 million for the year ended December 31, 2011, mainly due to a decrease in other finance expenses, which correspond to bank fees and commissions, financial guarantees, letters of credit and costs related to wire transfers and a decrease of the net effect of changes in fair value of the derivatives embedded in the convertible notes and options over our own shares explained above. Expenses related to outsourcing of payables have increased in the year ended December 31, 2012 in comparison to the previous year due to a larger volume of payables outsourced during the period. We outsource the payment to suppliers through different financial institutions, which handle the administration of invoices payable and agree to settle them at predefined dates with our suppliers. We in turn settle the invoices directly with the financial institutions, generally 180 days after the invoice date, reporting the balance in accounts payable until paid. Suppliers have the option to anticipate the collection of their invoices to an earlier date from the financial institutions, which also charges the suppliers a discount fee. Finally, commodity derivatives losses correspond to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur, for both periods.

Finance expense net

        Finance expense net decreased by 1.8% to €654.6 million for the year ended December 31, 2012, from €666.9 million for the year ended December 31, 2011. The decrease in finance expense net was attributable to the aforementioned change in Finance income, Finance expense, Net exchange differences and Other net finance income/expenses.

Profit before income tax

        Profit before income tax decreased by 141.0% period-over-period to a loss of €110.4 million for the year ended December 31, 2012, compared to €269.6 million for the year ended December 31, 2011. This decrease was attributable to the aforementioned results of the period.

Income tax benefit/expense

        We had an income tax benefit of €171.9 million for the year ended December 31, 2012, compared to an income tax expense of €3.2 million for the year ended December 31, 2011, although we actually paid income tax for an amount of €35.7 million in 2012 and €67.6 million in 2011. The subsidiaries within the consolidated group that generate profits usually generate income tax expenses and pay taxes whereas companies with negative taxable income recognize income tax benefit but they do not obtain a tax refund; instead, they generate tax loss carryforwards that can be offset in future periods. Different types of tax credits generate an income in the income tax expense calculation but they do not reduce the amount of income tax paid in the current period. Rather, they reduce the amount payable in the future.

        For the year ended December 31, 2012, Income tax benefit corresponded primarily to the recognition of certain Spanish export tax incentives generated in the period related to the export of goods and services from Spain (€20.2 million) and tax benefits that the Company generated in the period from the application of a tax incentive for the transfer of the use of intangible assets, as specified in Article 23 of the Revised Text of the Spanish Corporate Income Tax Act (€13.1 million). This benefit results in a direct deduction from taxable income of 50% of the revenue generated from granting the use of the related intangible assets (i.e. licensing revenue, etc.). We have also recorded deferred tax assets for tax loss carryforwards generated in prior years in other tax jurisdictions for €21.6 million and for deductions in the amount of €8.4 million. In addition, there was a significant positive impact on income tax benefit for the year ended December 31, 2012 caused by non-taxable income from the capital gain recognized after taking control of the Rioglass group (€25.6 million) and there were also differences in foreign tax rates related to companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate (€11.1 million of positive impact). Finally, we have recorded other non-taxable income and expense which include, among other things, income tax expenses corresponding to the previous period and permanent differences arising in other jurisdictions as a result of the re-evaluation of assets and liabilities.

Profit from discontinued operations, net of tax

        The decrease in Profit from discontinued operations, net of tax from €129.1 million for the year ended December 31, 2011 to €32.5 million for the year ended December 31, 2012 is due to the fact that in 2011, this line includes the results of Telvent until the sale of this company and the gain obtained in the sale (for a total amount of €91.5 million) and the results of Befesa (amounting to €37.6 million) while in 2012 this line includes only the results of Befesa until its sale, amounting to €32.5 million.

Profit attributable to non-controlling interests

        Profit attributable to non-controlling interests increased to €38.7 million for the year ended December 31, 2012, from €21.3 million for the year ended December 31, 2011. The increase is mainly due to the positive net income of the Rioglass Group that we have started to fully consolidate after taking control of

Rioglass and to the net income of several engineering and construction companies in Brazil in which we hold a 51% interest.

Profit attributable to the parent company

        Profit attributable to the parent company decreased by 85.2% to €55.4 million for the year ended December 31, 2012, compared to €374.1 million for the year ended December 31, 2011. This decrease was attributable to the results explained above.

Total comprehensive income

        Total comprehensive income decreased to €(263.3) million for the year ended December 31, 2012, compared to €74.8 million for the year ended December 31, 2011 due to the decrease of Profit attributable to the parent company explained above and to the decrease in Other comprehensive income.

        Other comprehensive income decreased by 11.4% to €(357.3) million for the year ended December 31, 2012, compared to €(320.7) million for the year ended December 31, 2011. These amounts are significantly lower than Profit attributable to the parent company for each period mainly due to the impact of change in fair value of cash flow hedges and Currency translation differences recognized directly in Equity in both periods, as disclosed in our Consolidated Financial Statements.

        In the year ended December 31, 2012, we recorded €(237.8) million directly in equity corresponding to change in fair value of cash flow hedges. Of this amount, €(183.1) million corresponds to interest rate derivatives, mainly interest rate swaps. These losses are principally related to long-term swaps maturing in 2020 and subsequent years, which are very sensitive to changes in interest rates and which have fixed rates payable that are higher than current variable interest rate receivable. The rest of the impact of cash flow hedges recorded in equity corresponds mainly to derivatives on commodities, for an amount of €(46.2) million during the period, mostly related to derivatives on grain in our Biofuels segment. For both types of derivatives, these effects have been partially offset by the amounts transferred to income statements during the period once the hedged items impact the income statement, for a total amount of €96.2 million (see Note 14 to our Consolidated Financial Statements and "—Liquidity and Capital Resources—Quantitative and Qualitative Disclosure About Market Risk" for further information on hedging and derivatives). In addition, during the year 2012 we have also recorded € (256.3) million of translation differences in equity, which corresponds mainly to our subsidiaries with Brazilian real as their functional currency, which has experienced a depreciation of 11% against the euro during the year.

        In the year ended December 31, 2011, we recorded €(123.8) million directly in equity corresponding to change in fair value of cash flow hedges. Of this amount, €(217.5) million correspond to interest rate derivatives, mainly interest rate swaps. Similarly to the year 2012, these losses were principally related to long-term swaps maturing in 2020 and subsequent years, which are very sensitive to changes in interest rates and which have fixed rates payable higher than their current variable interest rate receivable. This effect was partially offset by a positive amount of €101.2 million recorded directly in equity corresponding to the change in fair value of derivatives on commodities, related to derivatives over grain in our Biofuels segment and other commodities. We also had a minor impact corresponding to foreign exchange forwards. In addition, during the year 2011 we recorded €(239.9) million of translation differences in equity, which correspond mainly to our subsidiaries with Brazilian real as their functional currency, which experienced a depreciation of 8% against the euro during the year.

Segment Reporting

        We organize our business into the following three activities—Engineering and Construction, Concession-Type Infrastructures and Industrial Production, which in turn comprise seven operating segments:

  •
  Engineering and Construction:  relates to our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology.

        This activity comprises two operating segments:

  •
  Engineering and Construction—Abengoa is specialized in carrying out complex turn-key projects for thermosolar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others; and

  •
  Technology and Other—This segment includes those activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

  •
  Concession-Type Infrastructures:  groups together the company's proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, generation or wind) energy generation plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.

        This activity is currently composed of four operating segments:

  •
  Solar—Operation and maintenance of solar energy plants, mainly using solar-thermal technology;

  •
  Transmission—Operation and maintenance of high-voltage transmission power line infrastructures;

  •
  Water—Operation and maintenance of facilities aimed at generating, transporting, treating and managing potable water, including desalination and water treatment and purification plants; and

  •
  Co-generation—Operation and maintenance of conventional electricity plants.

  •
  Industrial Production:  covers Abengoa's businesses with a high commodity component, our biofuels business. The company holds an important leadership position in this activity in the geographical markets in which it operates. In biofuels, we are engaged in the production and development of biofuels, mainly bioethanol for transport, which uses cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials.

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenue by activity

        The following table sets forth our revenue for the years ended December 31, 2013 and 2012 by our three activities and seven segments.

	For the Years ended December 31,
	2013		2012
		% of revenue		% of revenue
	(€ in millions, except percentages)
Revenue
Engineering and Construction	4,808.5	65.4%	3,780.6	59.9%

Engineering and Construction	4,472.8	60.8%	3,477.8	55.1%
Technology and Other	335.7	4.6%	302.8	4.8%
Concession-Type Infrastructures	518.9	7.1%	393.1	6.2%

Solar	321.0	4.4%	281.6	4.5%
Transmission	66.6	0.9%	37.6	0.6%
Water	40.2	0.5%	20.7	0.3%
Cogeneration and other	91.1	1.2%	53.2	0.8%
Industrial Production	2,029.1	27.6%	2,138.3	33.9%

Biofuels	2,029.1	27.6%	2,138.3	33.9%
Total	7,356.5	100.0%	6,312.0	100.0%

        Engineering and Construction.    Revenues increased by 27.2% to €4,808.5 million for the year ended December 31, 2013, from €3,780.6 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to the revenue growth of the Engineering and Construction segment of this activity.

  •
  Engineering and Construction:  Revenues increased by 28.6% to €4,472.8 million for the year ended December 31, 2013, from €3,477.8 million for the year ended December 31, 2012. On a constant currency basis, revenue for the year ended December 31, 2013 would have been €4,681.5 million, representing an increase of €1,203.7 million, or 34.6%, compared to the same period of the previous year. The increase in revenues was primarily attributable to the ongoing construction of the two thermo solar plants in South Africa, of the 200 MW PV plant in Imperial Valley, California, of the Mojave thermosolar plant in the United States, of the cogeneration plants in Mexico, of the 450 MW combined cycle plant in Poland and of the wind farms in Uruguay. These effects were partially offset by a lower contribution of the Solana 280 MW solar plant in Arizona and a lower activity of construction of transmission lines in Brazil, given that 2012 was a year of very high execution, with large projects such as Norte Brazil and Manaus.

  •
  Technology and Other:  Revenue increased by 10.9% to €335.7 million for the year ended December 31, 2013, from €302.8 million for the year ended December 31, 2012. On a constant currency basis, revenue for the year ended December 31, 2013 would have been €337.5 million, representing an increase of €34.7 million, or 11.5%, compared to the same period of the previous year. The increase in revenues was mainly due to the sale of solar components, such as technology and mirrors used in the construction of solar plants in the United States and South Africa (mainly our plants constructed by us), and to the sale of water technology components used in the construction of the desalinations plants in Tenes (Algeria) and in Nungua (Ghana).

        Concession-Type Infrastructures.    Revenue increased by 32.0% to €518.9 million for the year ended December 31, 2013, from €393.1 million for the year ended December 31, 2012. Our concession business has continued its growth due to new assets entering into operation and a strong performance of assets already in operation.

  •
  Solar:  Revenue increased by 14.0% to €321.0 million for the year ended December 31, 2013, from €281.6 million for the year ended December 31, 2012. On a constant currency basis, revenue for year ended December 31, 2013 would have been €323.8 million, representing an increase of €42.2 million, or 15.0%, compared to the previous year. The increase was mainly attributable to the solar plants that entered into operation in 2013 (Solaben 1 and Solaben 6 in Spain, and Solana in United States) and to the larger contribution of solar plants that entered into operation in 2012 (Helios 1, Helios 2, Solaben 2 and Solaben 3). As a result, the average capacity in terms of installed MW available throughout the period increased by 480 MW. This resulted in a net electricity production of 1,224.8 GWh for the year 2013 compared to 963.9 GWh produced during 2012. This increase was partially offset by adverse government energy reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013.

  •
  Transmission:  Revenue increased by 77.1% to €66.6 million for the year ended December 31, 2013, from €37.6 million for the year ended December 31, 2012. On a constant currency basis, revenue for year ended December 31, 2013 would have been €74.5 million, representing an increase of €36.9 million, or 98.0%, compared to the same period of the previous year. The increase was primarily attributable to the entry into operation in the first quarter of 2013 of the power transmission lines in Manaus, which cover 586 km.

    During both years, we were able to maintain high levels of availability (a determining factor for the Transmission segment's revenue generation) above 99% during both years, in line with availability levels for previous years.

  •
  Co-generation and Other:  Revenue increased by 71.2% to €91.1 million for the year ended December 31, 2013, from €53.2 million for the year ended December 31, 2012. On a constant currency basis, revenue for year ended December 31, 2013 would have been €92.8 million, representing an increase of €39.6 million, or 74.5%, compared to the same period of the previous year. This increase was mainly due to the entry into operation in the first quarter of 2013 of a 300 MW co-generation plant in Tabasco (Mexico).

  •
  Water:  Revenue increased by 94.2% to €40.2 million for the year ended December 31, 2013, from €20.7 million for the year ended December 31, 2012. On a constant currency basis, revenue for year ended December 31, 2013 would have been €41.5 million, representing an increase of €20.8 million, or 100.4%, compared to the same period of the previous year. This increase was mainly due the entry into operation in the first quarter of 2013 of the 100,000 m3/day desalination plant in Qingdao (China).

  Industrial Production:

  •
  Biofuels:  Revenue decreased by 5.1% to €2,029.1 million for the year ended December 31, 2013, from €2,138.3 million for the year ended December 31, 2012. On a constant currency basis, revenue for the year ended December 31, 2013 would have been €2,084.5 million, representing a decrease of €53.8 million, or 2.5%, compared to the same period of the previous year. This decrease was mainly due to the reduction of volumes sold of ethanol in Europe to 902.3 Ml, compared to 1,037.8 Ml in the previous year, with a total negative impact on revenues of €84.9 million. In addition, the decrease in ethanol prices in Europe, partially offset by the increase in ethanol prices in the United States and Brazil, resulted in a net negative impact on revenues of €40.0 million in 2013. The business recorded during the year an average plant utilization of 80% compared to 84% during the year 2012.

    Sugar sales, an important part of the Brazilian business, recorded an increase as the harvest campaign started approximately one month earlier than in the previous year, with 451.1 ktn sold during 2013 compared to 411.9 ktn sold during the previous year and with a positive impact on revenues in the amount of €11.3 million. This positive effect was partially offset by the reduction of the average sugar prices, which declined from 22 c$/lb for the year 2012 to 18 c$/lb for the year 2013.

Consolidated EBITDA by activity

        The following table sets forth our Consolidated EBITDA for the years ended December 31, 2013 and 2012 by our three activities.

	For the years ended December 31,
	2013	2012
	(€ in millions)
Consolidated EBITDA
Engineering and Construction	806.5	623.9

Engineering and Construction	593.3	475.5
Technology and other	213.2	148.4
Concession-Type Infrastructures	317.7	233.6

Solar	200.3	203.4
Transmission	42.6	15.7
Water	28.1	11.6
Co-generation and other	46.7	2.9
Industrial Production	240.9	91.1

Biofuels	240.9	91.1

Total	1,365.1	948.6

        Engineering and Construction.    Consolidated EBITDA increased by 29.3% to €806.5 million for the year ended December 31, 2013, from €623.9 million for the year ended December 31, 2012. Consolidated EBITDA margin (Consolidated EBITDA as a percentage of revenue) increased to 16.8% for the year ended December 31, 2013, compared to 16.5% in 2012.

  •
  Engineering and Construction:  Consolidated EBITDA increased by 24.8% to €593.3 million for the year ended December 31, 2013, from €475.5 million for the year ended December 31, 2012. The Consolidated EBITDA margin decreased slightly to 13.3% for the year ended December 31, 2013, compared to 13.7% in the same period of 2012. This decrease was mainly due to the mix of projects in execution during 2013, which contributed with lower margins, compared with the same period of the previous year.

  •
  Technology and Other:  Consolidated EBITDA increased by 43.7% to €213.2 million for the year ended December 31, 2013, from €148.4 million for the year ended December 31, 2012. The Consolidated EBITDA margin increased to 63.5% for the year ended December 31, 2013, compared to 49.0% in the same period of 2012. This increase was attributable to the higher margins on solar components, such as technology and mirrors used in the construction of solar plants in the United States and South Africa (mainly our plants constructed by us), together with water technology components used in the construction of the desalinations plants in Tenes (Algeria) and in Nungua (Ghana).

        Concession-Type Infrastructures.    Consolidated EBITDA increased by 36.0% to €317.7 million for the year ended December 31, 2013, from €233.6 million for the year ended December 31, 2012. Consolidated EBITDA margin in these activities increased to 61.2% for the year ended December 31, 2013, compared to 59.4% in the same period of 2012.

  •
  Solar:  Consolidated EBITDA decreased by 1.5% to €200.3 million for the year ended December 31, 2013, from €203.4 million for the year ended December 31, 2012. This decrease in the consolidated EBITDA was primarily attributable to the adverse measures adopted by the Spanish government related to the electric system, such as the elimination of the remuneration option of receiving the production market price (pool price) plus a premium or the new tax on electricity production, which imposed a 7% levy on revenue received from power generation, together with worse weather conditions especially during the first quarter of 2013, all of which resulted in lower margins for the Spanish solar plants. These negative effects have been partially offset by the solar plants that entered into operation in 2013 (Solaben 1 and Solaben 6 in Spain, Solana in United States, and Shams in Abu Dhabi) and to the larger contribution of solar plants that entered into operation in 2012 (Helios 1, Helios 2, Solaben 2 and Solaben 3).

  •
  Transmission:  Consolidated EBITDA increased by 171.3% to €42.6 million for the year ended December 31, 2013, from €15.7 million for the year ended December 31, 2012, mainly due to the entry into operation in the first quarter of 2013 of the Brazilian transmission lines in Manaus which have higher operating margins than the average for the segment. Inflation did not have a relevant impact on operating margins, as contracts are indexed to inflation.

  •
  Co-generation and other:  Consolidated EBITDA increased by 1,510.3% to €46.7 million for the year ended December 31, 2013, from €2.9 million for the year ended December 31, 2012, mainly due to the entry into operation in the first quarter of 2013 of a 300 MW co-generation plant in Tabasco (Mexico) which has significantly higher operating margins than the average for the segment.

  •
  Water:  Consolidated EBITDA increased by 142.2% to €28.1 million for the year ended December 31, 2013, from €11.6 million for the year ended December 31, 2012. The increase was primarily attributable to the entry into operation in the first quarter of 2013 of a 100,000 m3/day desalination plant in Qingdao (China). The cost of electricity, the main component of the cost structure of the segment, did not have a meaningful impact, as it is passed through to the final client through the tariff.

  Industrial Production.

  •
  Biofuels:  Consolidated EBITDA increased by 164.4% to €240.9 million for the year ended December 31, 2013, from €91.1 million for the year ended December 31, 2012. Biofuels EBITDA in 2013 includes the impact for €141.8 million of a positive arbitration resolution in relation to a breach of contract in our Brazilian business. In 2012, Consolidated EBITDA also included the impact of a positive arbitration amounting to €26 million. Excluding these impacts, Consolidated EBITDA grew by 53%. Although the first half of 2013 was affected by weak margins, Consolidated EBITDA in 2013 showed recovery across the whole segment. The increase in Consolidated EBITDA was primarily attributable to a favorable evolution of the average crush spread in the United States. As ethanol prices increased and grain prices decreased (the main cost component of the crush formula), the average crush spread for the business in the United States saw a positive evolution for the year 2013 compared with the previous year. The average market crush spread in the United States increased to $0.63/gal during the year 2013, compared to an average of $0.42/gal for the year 2012. Market crush spread in Europe remained stable in 2013 in compared to the year 2012.

Comparison of Years Ended December 31, 2012 and December 31, 2011

Revenue by activity

        The following table sets forth our revenue for the years ended December 31, 2012 and 2011 by our three activities and seven segments.

	For the Years ended December 31,
	2012		2011
		% of revenue		% of revenue
	(€ in millions, except percentages)
Revenue
Engineering and Construction	3,780.6	59.9%	4,023.9	60.2%

Engineering and Construction	3,477.8	55.1%	3,710.6	55.5%
Technology and Other	302.8	4.8%	313.3	4.7%
Concession-Type Infrastructures	393.1	6.2%	440.3	6.6%

Solar	281.6	4.5%	131.6	2.0%
Transmission	37.6	0.6%	237.6	3.6%
Water	20.7	0.3%	21.0	0.3%
Co-generation and other	53.2	0.8%	50.1	0.7%
Industrial Production	2,138.3	33.9%	2,225.0	33.3%

Biofuels	2,138,2	33.9%	2,225.0	33.3%
Total	6,312.0	100.0%	6,689.2	100.0%

        Engineering and Construction.    Revenues decreased by 6.0% to €3,780.6 million for the year ended December 31, 2012, from €4,023.9 million for the year ended December 31, 2011. The decrease in revenues was primarily attributable to the prospective application of IFRIC 12 since January 1, 2011 and as a result of lower contribution from our Engineering and Construction work in the Spanish economy.

  •
  Engineering and Construction:  Revenues decreased by 6.3% to €3,477.8 million for the year ended December 31, 2012, from €3,710.6 million for the year ended December 31, 2011. On a constant currency basis, revenue for the year ended December 31, 2012 would have been €3,499.8 million, representing a decrease of €210.7 million, or 5.7%, compared to the same period of the previous year. The decrease in revenues was mostly attributable to the decrease in revenue related to the construction of thermo-solar plants in Spain, which represented approximately €553.6 million in 2012 compared to approximately €650.7 million in 2011. Revenues also decreased as a result of lower contribution from our Engineering and Construction work in Spain due to the general slowdown in the Spanish economy. However, our revenues decrease in this activity was partially offset by the ongoing construction of thermo solar plants in the United States (the 280 MW Solana solar plant in Arizona and the 280 MW Mojave solar plant in California), a combined cycle electricity power plant in Morelos, Mexico, and power transmission lines in Latin America also contributed to an increase in revenue.

  •
  Technology and Other:  Revenue decreased by 3.4% to €302.8 million for the year ended December 31, 2012, from €313.3 million for the year ended December 31, 2011 mainly due to the decrease in the construction of thermo-solar assets in Spain. The impact on revenues in Technology and Other of the construction of thermo-solar plants in Spain prospectively from January 1, 2011 was €192.6 million for the fiscal year 2011 compared to €84.3 million for the fiscal year 2012. This decrease was partially offset by the sale of solar components, such as technology and mirrors used in the construction of our U.S. thermo-solar plants, and to the full consolidation of the Rioglass plants after we assumed full control of the group, which represented an increase of €59.4 million. On a constant currency basis, revenue for year ended December 31, 2012 would have been the same since all business activity for this segment in 2012 related to Spain.

        Concession-Type Infrastructures.    Revenue decreased by 10.7% to €393.1 million for the year ended December 31, 2012, from €440.3 million for the year ended December 31, 2011. The 10.7% year-over-year decrease in revenues was primarily due to the sale of transmission line concessions in Brazil (Cemig Sales) in the fourth quarter of 2011 and second quarter of 2012 and to a lesser extent due to the de-consolidation of certain companies within our concession-type infrastructure activity as a result of the adoption of IFRS 10 and 11 as of January 1, 2012 (please see Note 2.1.3 of our Consolidated Financial Statements as of December 31, 2012).

  •
  Solar:  Revenue increased by 114.1% to €281.6 million for the year ended December 31, 2012, from €131.5 million for the year ended December 31, 2011. On a constant currency basis, revenue for year ended December 31, 2012 would have been €281.0 million, representing an increase of €149.4 million, or 113.6%, compared to the previous year. The increase was mainly attributable to solar plants in Spain which entered into operation in 2012 (Solacor 1 and 2, Helios 1 and 2, Solaben 2 and 3), as well as a larger contribution from the combined cycle SPP1 plant in Hassi R'Mel (Algeria), which entered into operation in the second quarter of 2011. As a result, the average capacity in terms of installed MW available throughout the period increased, compared to the previous year. 300 MW of additional capacity (represented by six 50MW CSP plants in Spain since September 2011) entered into operation along with full contribution from assets that came online throughout the course of the previous period and therefore only partially contributed to the previous period's results. This resulted in a net electricity production of 963.9 GWh for the year 2012 compared to 390.9 GWh produced during the year ended December 31, 2011.

    Pricing policies have very limited impact on the Solar segment's results, as we operate in heavily regulated markets and all the assets are generally awarded a fixed tariff scheme, operate under a power purchase agreement, or other forms of regulated tariff.

  •
  Transmission:  Revenue decreased by 84.2% to €37.6 million for the year ended December 31, 2012, from €237.6 million for the year ended December 31, 2011. On a constant currency basis, revenue for year ended December 31, 2012 would have been €41.7 million, representing a decrease of €195.9 million, or 82.4%, compared to the same period of the previous year. The decrease was primarily attributable to the sale of transmission line concessions in Brazil (Cemig Sales) in the fourth quarter of 2011 and second quarter of 2012. As a result, segment capacity declined to 1,476 km in operation at the end of December 2012 from 3,903 km at the end of December 2011. The decrease in km has also been affected by the sale of certain transmission lines in Chile, which were consolidated through equity method and did not therefore contribute to revenue. Also, the de-consolidation of a company within our transmission segment as a result of the adoption of IFRS 10 and 11 as of January 1, 2012 had a negative impact in our revenues for the fiscal year 2012 compared to 2011.

    During both periods, we were able to maintain high levels of availability (a determining factor for the Transmission segment's revenue generation), above 99% during both periods, in line with availability levels for previous years.

  •
  Co-generation and other:  Revenue increased by 6.3% to €53.2 million for the year ended December 31, 2012, from €50.1 million for the year ended December 31, 2011. Foreign currency exchange rates had no significant impact on revenues for the year ended December 31, 2012.

  •
  Water:  Revenue decreased by 1.7% to €20.7 million for the year ended December 31, 2012, from €21.0 million for the year ended December 31, 2011. On a constant currency basis, revenue for year ended December 31, 2012 would have been €21.3 million, representing an increase of €0.3 million, or 1.4%, compared to the same period of the previous year. The slight decrease in revenues was due the de-consolidation in 2012 of the desalination plant in Honaine (Algeria), as a result of the adoption of IFRS 10 and 11 as of January 1, 2012, which contributed to revenues in the last quarter of 2011. In terms of volumes of water desalinated, during the year 2012 the company registered an increase to 98.7 million m3, from 86.0 million m3 during 2011.

  Industrial Production:

  •
  Biofuels:  Revenue decreased by 3.9% to €2,138.2 million for the year ended December 31, 2012, from €2,225.0 million for the year ended December 31, 2011. On a constant currency basis, revenue for the year ended December 31, 2012 would have been €2,100.5 million, representing a decrease of €124.5 million, or 5.6%, compared to the same period of the previous year. Our Biofuels segment experienced high pressure on costs and margins, which is leading to an erosion of profitability both in the United States and, to a lesser extent, in Europe and Brazil. Given the difficult market conditions, and in order to preserve cash flows, five plants have been temporarily idled in the United States during the period, which contributed to the decrease in revenue during 2012 compared to 2011. Consequently, volumes sold in the year ended December 31, 2012 decreased compared to the same period of the previous year, with 2,439 Ml, with a total negative impact on revenues of €118.1 million. The business recorded during the period an average plant utilization of 85%, compared to 92% during 2011.

    Sugar sales, an important part of the Brazilian business, recorded an increase due to an exceptional harvest in the last quarter of the year, growing to 412 ktn sold during the year ended December 31, 2012 from 360 ktn sold during the same period of the prior year with an impact on revenues in the amount of €19.9 million.

    Additionally, a general decrease in ethanol and sugar prices during the period, resulted in a total negative impact on revenues of €70.6 million and €2.5 million for the years 2012 and 2011, respectively. Average ethanol prices in the United States experienced a decrease, while remaining flat in the European Union. Average sugar prices declined too (the NY11 sugar average quote, as a reference, declined from an average of 27.0 c$/lb. for 2011 to an average 21.6 c$/lb. for the year 2012).

Consolidated EBITDA by activity

        The following table sets forth our Consolidated EBITDA for the years ended December 31, 2012 and 2011 by our three activities.

	For the years ended December 31,
	2012	2011
	(€ in millions)
Consolidated EBITDA
Engineering and Construction	623.9	707.2

Engineering and Construction	475.5	511.2
Technology and other	148.4	196.0
Concession-Type Infrastructures	233.6	303.7

Solar	203.4	92.9
Transmission	15.7	193.2
Water	11.6	10.3
Co-generation and other	2.9	7.2
Industrial Production	91.1	152.1

Biofuels	91.1	152.1

Total	948.6	1,163.0

        Engineering and Construction.    Consolidated EBITDA decreased by 11.8% to €623.9 million for the year ended December 31, 2012, from €707.2 million for the year ended December 31, 2011. Consolidated EBITDA margin (Consolidated EBITDA as a percentage of revenue) decreased to 16.5% for the year ended December 31, 2012, compared to 17.6% in the same period of 2011, due to the prospective application of IFRIC 12 since January 1, 2011.

  •
  Engineering and Construction:  Consolidated EBITDA decreased by 7.0% to €475.5 million for the year ended December 31, 2012, from €511.2 million for the year ended December 31, 2011. Consolidated EBITDA margin remained at similar level, 13.7% for the year ended December 31, 2012, compared to 13.8% in 2011. This decrease was mainly due to the decrease in EBITDA related to the construction of thermo-solar plants in Spain, which represented €68.9 million in the Engineering and Construction segment in 2012 compared to €106.5 million in 2011. In 2011 EBITDA in Engineering and Construction included a one-time income of €56 million recorded in "Other Operating Income" resulting from the prospective application of IFRIC 12 on January 1, 2011 (see Note 2.1.1 to our Consolidated Financial Statements).

  •
  Technology and Other:  Consolidated EBITDA decreased by 24.3% to €148.4 million for the year ended December 31, 2012, from €196.0 million for the year ended December 31, 2011. The decrease was primarily attributable to the decrease in EBITDA related to the construction of thermo-solar plants in Spain, which represented €44.0 million in the Technology and Other segment in 2012 compared to €128.3 million in 2011. In 2011 EBITDA in Technology and Other included a one-time income of €109 million recorded in "Other Operating Income" resulting from the prospective application of IFRIC 12 on January 1, 2011 (see Note 2.1.1 to our Consolidated Financial Statements). This decrease was partially offset by the impact of the acquisition of the Rioglass Group, in which we already had a 50% equity interest. The transaction is a business combination achieved in stages and according to IFRS 3, we remeasured our previously held equity interest in the acquiree at its acquisition-date fair value and we recorded a profit amounting to €85.0 million in Technology and Other operating income. The decrease in terms of the EBITDA margin from 62.8% for 2011 compared to 49.0% in 2012 for the Technology and Other reportable segment was attributable to the decrease in the construction of thermo-solar plants in 2012 and due to higher margin technology licensing fees in 2011 associated with the construction of our two 280 MW thermo-solar projects in the United States (Solana and Mojave), where new technology was being deployed.

        Concession-Type Infrastructures.    Consolidated EBITDA decreased by 23.1% to €233.6 million for the year ended December 31, 2012, from €303.7 million for the year ended December 31, 2011. Consolidated EBITDA margin in these activities decreased to 59.4% for the year ended December 31, 2012, compared to 69.0% in the same period of 2011. The 23.1% year-over-year decrease in EBITDA was primarily due to the sale of transmission line concessions in Brazil (Cemig Sales) in the fourth quarter of 2011 and second quarter of 2012 and to a lesser extent due to the de-consolidation of certain companies within our concession-type infrastructure activity as a result of the adoption of IFRS 10 and 11 as of January 1, 2012 (please see Note 2.1.3 of our Consolidated Financial Statements as of December 31, 2012). The decrease in margin was primarily attributable to the Cemig Sales, and the transmission lines that had a higher level of EBITDA margin as a percentage of revenues than other assets.

  •
  Solar:  Consolidated EBITDA increased by 118.9% to €203.4 million for the year ended December 31, 2012, from €92.9 million for the year ended December 31, 2011. The increase was primarily attributable to plants that entered into operation in 2012 (Solacor 1 and 2, Helios 1 and 2, Solaben 2 and 3). The Consolidated EBITDA margin rose to 72.2% for the year ended December 31, 2012 from 70.6% for the year ended December 31, 2011. This increase is due to the increased efficiency of newer plants that generated proportionally more energy compared to the previous ones, as well as increased contribution from those plants that have been remunerated through a higher pool+premium rather than tariff payments. This scheme, however, has been modified after the latest sector reform, as it is described in "Item 4.B—Regulation" section, whereby the premium payment is eliminated from 2013 onwards, resulting in the obligation to choose between the stabilized tariff or the pool price. This scheme awards a lower remuneration compared to the pool+premium scheme awarded from the second year of operation, considering the market prices for the period (source: OMIE) and the resolutions set forth in the Royal Decree 661/2007. Considering that operating costs are related to the output produced, this results in an increase in the plant EBITDA margin from the second year of operation. These positive effects have been offset by the fact that thermo-solar plants that have recently entered into operation and have started to generate EBITDA, during the initial stage of operation, typically tend to have lower EBITDA margin until the plant reaches full efficiency after the start-up phase.

  •
  Transmission:  Consolidated EBITDA decreased by 91.9% to €15.7 million for the year ended December 31, 2012, from €193.2 million for the year ended December 31, 2011, mainly due to the sale of the power transmission lines sold in Brazil which had higher operating margins than the average for the segment. Also, the de-consolidation of a company within our transmission segment in Brazil as a result of the adoption of IFRS 10 and 11 as of January 1, 2012 had a negative impact in our EBITDA for the fiscal year 2012 compared to 2011.

    Inflation did not have a relevant impact on operating margins, as contracts are indexed to inflation.

  •
  Co-generation and other:  Consolidated EBITDA decreased by 59.8% to €2.9 million for the year ended December 31, 2012, from €7.2 million for the year ended December 31, 2011, mainly due to higher costs of operation and maintenance during 2012 when compared to the year ended December 31, 2011.

  •
  Water:  Consolidated EBITDA increased by 12.6% to €11.6 million for the year ended December 31, 2012, from €10.3 million for the year ended December 31, 2011. The increase both in consolidated EBITDA and in EBITDA margin was primarily attributable to our desalination plant in Skikda (Algeria) which contributed at a higher margin in 2012 compared to 2011, thus improving our overall EBITDA margin. The cost of electricity, the main item of the cost structure of the segment, did not have a meaningful impact, as it is passed through to the final client through the tariff.

  Industrial Production.

  •
  Biofuels:  Consolidated EBITDA decreased by 40.1% to €91.1 million for the year ended December 31, 2012, from €152.1 million for the year ended December 31, 2011. The decrease was primarily attributable to extremely adverse market conditions, especially in the United States resulting in heavy margin erosions and to the lack of improved performances of the European and Brazilian markets, offset in part by income of €26 million during the last quarter of 2012 corresponding to a collection from Chicago Title Insurance Company after a favorable and final jury verdict in a legal proceeding against that company. The reasons for this low margin situation are the severe drought in the Midwest in the United States, causing an increase in corn prices above $7.0 per bushel and the decline in gasoline consumption wich in turn has led to low ethanol prices. European crush margins for the third quarter stood at an average of approximately €180 per cubic meter compared to less than €130 per cubic meter for the first half and the fourth quarter of the year, leading to a slight recovery of performance in the region quantified as €2.2 million. In general, an unfavorable evolution of raw material costs, in particular grain prices in the United States, led to margin erosion for the segment during 2012 in comparison to 2011.

    As a result of declining ethanol prices and increasing grain prices (the main cost component of the crush formula), the average crush spread for the business saw a negative evolution for 2012 compared to 2011, especially in the United States, despite the hedging activity the business conducts in order to protect sales margins. Taking into account our hedging strategies policy, see "Item 11—Quantitative and Qualitative Disclosure About Market Risk", the total combined negative impact of €152.8 million in terms of consolidated EBITDA for 2012 was a consequence of declining ethanol prices and increased corn prices in the United States was €152.8 million. In detail, the average market crush spread in the United States decreased to an average $0.42/gal during 2012 from an average of $0.69/gal during 2011. Market crush spread (corn based) for Europe saw a slight increase during the period, to an average 141.9€/m3 for 2012 from an average 139.8€/m3 for 2011.

    Additionally, our subsidiary, Abengoa Bioenergy U.S. Holding, recorded an income of €26 million during the last quarter of 2012 corresponding to a collection from Chicago Title Insurance Company after a favorable and final jury verdict in a litigation process against that company.

B. Liquidity and Capital Resources

        The liquidity and capital resources discussion which follows contains certain estimates as of the date of this annual report of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. Our management has prepared the prospective financial information set forth below to present the future capital resources, future capital expenditures and future financial and operating results, for the years 2014 through 2016, in the context of our Liquidity and Capital Resources discussion. The accompanying prospective financial information was not primarily prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this annual report are cautioned not to place undue reliance on the prospective financial information.

        Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

        The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by our management as of the date of their preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information, including, among others, risks and uncertainties. See "Cautionary Statements Regarding Forward-Looking Language" and "Item 3.D—Risk Factors." Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this annual report should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

        We do not generally publish our business plans and strategies or make external disclosures of our anticipated financial position or results of operations. Accordingly, we do not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions. See "Item 3.D—Risk Factors" for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities.

        We believe that our existing liquidity and cash flow will be sufficient to meet our requirements and commitments for the foreseeable future.

        We utilize a combination of corporate debt and non-recourse debt to finance our cash needs and the growth of our business. Our primary source of liquidity has historically been cash generated from our operations and financing activities.

        Cash generated by operations includes mostly the EBITDA generated in the period as well as cash flow generated from working capital. We use different tools that have allowed the company to generate cash flows from working capital in the past: (i) we outsource payment to suppliers through financial institutions that process payments 180 days after approval of invoices, (ii) we use non-recourse factoring for many of our receivables (see "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Credit Risk") and (iii) we attempt to negotiate advances from customers related to construction works we perform in our Engineering and Construction segment. The use of these tools allows many of our projects to be cash flow positive throughout their life. Non-recourse factoring allows us to collect on invoices as soon as they are certified by our customers (based on percentage of completion milestones agreed to in our contracts). Our outsourcing of payables implies suppliers are paid through a financial institution 180 days after the invoices are internally approved (which requires us in certain cases to maintain cash deposits within the relevant financial institutions or otherwise on a restrictive basis), having the option to collect in advance with a discount. Therefore, in quarters of high execution and invoicing, we can generate significant cash flows from collections, whereas payments on work performed are generally made in the subsequent two quarters. This causes certain seasonality in our cash flows, with cash typically generated towards the end of the year, and payments made in the first half of the year.

        As of December 31, 2013 we had €5,654.4 million of Gross Corporate Debt and €3,407 million of cash and cash equivalents and short-term financial investments, excluding non-recourse entities, compared to €4,946 million and €2,271 million as of December 31, 2012, respectively. As of December 31, 2013, we had €919 million of short-term Gross Corporate Debt, representing 16% of our total Gross Corporate Debt. Such debt includes €241 million under the 2012 Forward Start Facility that is due in July 2014, €109 million under the EIB loan, €51 million under the ICO loan, €145 million under the Export Credit Agreements, €90 million of other corporate debt, €100 million under the 2014 Convertible Bond and €105 million of euro Commercial Paper.

        We have historically refinanced or renewed our bilateral credit agreements and other indebtedness coming due at or prior to maturity, and in 2012 we refinanced the remaining amounts due under our 2010 Forward Start Facility and certain of our other syndicated facilities with the signing on April 27, 2012 of a new forward start facility agreement with a group of lenders (the "2012 Forward Start Facility"), with final maturity on July 20, 2016. The original aggregate principal amount under the 2012 Forward Start Facility was €1,566 million, however, following two increases of the aggregate principal amount on May 22, 2012 and July 11, 2012 of €47 million and €50 million, respectively, the 2012 Forward Start Facility provides for borrowings up to €1,663 million divided into Tranche A and Tranche B amounting to €1,350.7 million and €312.5 million, respectively. Drawdowns under Tranche A are designated as July 20, 2012 under Sub-Tranches A1, A2 and A3, and July 20, 2013 under Sub-Tranche A4 which correspond to payment or maturity dates of our other syndicated finance facilities. Drawdowns under Tranche B are designated as July 20, 2012 under Sub-Tranches B3 and B4 and July 20, 2013 under Sub-Tranche B2 which correspond to payment or maturity dates of existing indebtedness. The drawdown date for Sub-Tranche B1 is available after July 2, 2012. The terms and conditions of the 2012 Forward Start Facility are broadly in line with those of our existing 2010 Forward Start Facility. As of December 31, 2013, borrowings under the 2012 Forward Start Facility have been fully drawn and the outstanding nominal amount is €1,417 million, after the prepayment on December 23, 2013 of €246.5 million.

        Credit ratings affect the cost and other terms upon which we are able to obtain liquidity through financing (or refinancing). Our corporate family rating and probability of default rating have been recently downgraded by several rating agencies. On July 17, 2012, Moody's downgraded our corporate family rating and probability of default rating from "Ba3" to "B1" with a stable outlook. Concurrently, Moody's downgraded the rating on certain of our existing high-yield notes from "Ba3" to "B1." On November 30,

2012 Moody's changed to negative from stable the outlook on the "B1" rating of our corporate family and such high-yield notes and downgraded them on March 20, 2013 from "B1" to "B2" with a stable outlook. On December 27, 2012, S&P changed the perspective of the "B+" rating from stable to watch negative of our corporate family and such high yield notes and downgraded them on April 3, 2013 to "B" with negative outlook. In addition, on July 25, 2012, Fitch downgraded our long-term issuer default rating from "BB" to "B+" with a stable outlook.

        Such downgrades and any future downgrade of our corporate family or of our outstanding securities may adversely affect our ability to obtain financing on commercially acceptable terms, or at all, and therefore materially adversely affect our liquidity position (including our ability to repay our outstanding indebtedness) and our ability to implement our corporate strategy.

        Our principal liquidity and capital requirements consist of the following:

  •
  capital expenditures for existing and new plants and operations;

  •
  debt service requirements on our existing and future debt;

  •
  costs and expenses relating to the operation of our businesses; and

  •
  acquisitions of new companies to expand our existing product and service lines and geographic presence.

        We proactively manage our cash needs by preparing an annual financial plan, which is approved by the Board of Directors, and continually monitoring the provisions of our liquidity reserve (which includes credit facilities and cash and cash equivalents), based on expected cash flows. We fund in advance disbursements for major cash requirements, such as capital expenditures and debt repayments. In addition, as a general rule, we do not commit our own equity in projects until the associated long-term financing is obtained.

        As of December 31, 2013, our known material future commitments in the short-term and long-term, with and without recourse, were €5,654 million and €6,320.9 million, respectively. For further discussion of our contractual obligations, see "—Non-Recourse Debt" and "—Corporate Debt."

        In addition, as of December 31, 2013, our estimated committed capital expenditures for 2014 through 2015 and 2016 broken down between our Concession-Type Infrastructures and Industrial Production activities (we do not have any capital expenditures in our Engineering and Construction activity) are as follows:

	Total	2014	2015	2016
	(unaudited and estimated)
	(€ in millions)
Activity
Concession-Type Infrastructures	913	573	235	105
Industrial Production	56	56	0	0

Total	969	629	235	105

        To finance our committed capital expenditures plan, we have secured commitments for the provision of €583 million of non-recourse debt and obtained commitments from our partners in these projects for €116 million, with the remaining €270 million to be contributed by us as equity. We intend to finance our equity contribution to these projects through cash on hand, cash flows generated from operating activities and cash from the corporate financing arrangements we have in place. The table that follows breaks down the amounts estimated to be raised from these sources of capital by year for the years 2014 through 2016:

	Total	2014	2015	2016
	(unaudited and estimated)
	(€ in millions)
Source of Capital
Equity from Abengoa	270	122	94	54
Partners	116	107	9	0
Non-Recourse Debt	583	400	132	51

Total	969	629	235	105

        Additionally, we plan to incur additional disbursements for the completion of certain projects that have been awarded to us where we expect to hold a minority equity stake (uncommitted capital expenditures). The expected equity from Abengoa required for these projects amounts to €337 million. Most of these opportunities remain uncommitted subject to the availability of the necessary funds from Abengoa, partners and long-term financial arrangements. We aim to continue to raise equity funding at the project company level through partnerships.

        As a result, the total equity contribution from Abengoa for our capital expenditure program stands at approximately €607 million, which is expected to be deployed in 2014 (€193 million), 2015 (€272 million) and 2016 and beyond (€142 million).

        In the last three years, due to the increase in capital expenditures incurred to develop our portfolio of segments in power transmission, solar plants, biofuels and water desalination plants, we have invested €2,257 million, €2,731 million and €3,036 million in 2013, 2012 and 2011, respectively, which has resulted in negative cash flow. These projects are developed over long periods of time, many of which are over 12-month periods. As a result, a high amount of our fixed or intangible assets are still under construction (€2,087 million as of December 31, 2013, or 19% of our total tangible and intangible assets excluding goodwill) and therefore are not yet generating cash flow from operations. However, as these projects become operational, during 2014, 2015 and 2016, they will start contributing to the operating result under our Concession Type Infrastructures activity and therefore will generate cash flow from operations.

        The amount of total assets under the scope of IFRS 10 which were under construction as of December 31, 2013 was approximately €1,299 million. See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—IFRS 10 and 11."

        The expected start-up date of the most significant assets under construction as of December 31, 2013 are as follows:

Description of assets	Location	Capacity	Abengoa (Equity Ownership %)	Expected start up
Solar
Mojave*	USA	280 MW	100%	Q4 2014
South Africa Trough*	South Africa	100 MW	51%	Q1 2015
South Africa Tower*	South Africa	50 MW	51%	Q4 2014
Water
Tenes	Algeria	200 ML/day	51%	Q3 2014
Ghana	Ghana	60 ML/day	51%	Q1 2015
Zapotillo	Mexico	3,8 m3/sec	100%	Q4 2016
Cogeneration and other
Uruguay wind	Uruguay	50 MW	50%	Q2 2014
Cadonal wind	Uruguay	50 MW	50%	Q4 2014
Transmission
Norte Brasil	Brazil	2,375 km	51%	Q3 2014
Linha Verde	Brazil	987 km	51%	Q4 2014
ATN 3**	Peru	355 km	100%	Q3 2016
Bioenergy
Hugoton*	USA	95 ML	100%	Q2 2014

*
Project falling under the scope of IFRS 10 and is therefore consolidated through the equity method until entry into operation. See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—IFRS 10 and 11."

**
Uncommitted project (financing and partner's contribution still pending to be secured).

        As of December 31, 2013, our cash and cash equivalents were €2,952 million and short-term financial investments were €926 million. We also had other current assets (clients and other receivables and inventories) amounting to €2,201 million. Our undrawn corporate credit lines amounted to €226 million.

        We aim to maintain our strong liquidity position, extend the debt maturities of our existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify our funding sources.

        Our debt maturities as of December 31, 2013 for the following twelve months amount to €1,504 million, out of which €585 million relate to non-recourse financing to be repaid with cash flows to be generated from the projects in respect of which that financing was incurred and €919 million relate to corporate debt maturities. Additionally, we estimate capital expenditures commitments for the next twelve months of approximately €700 million, out of which €400 million are expected to be financed with non-recourse debt already committed but not yet drawn upon, €107 million with committed contributions from partners and €193 million with corporate funds from Abengoa. We also have as of December 31, 2013 other current liabilities (trade payables, tax liabilities, derivative financial liabilities and provisions) for a total amount of €5,815 million. Some of these payables benefit from required cash deposits, recorded under short term financial investments and Cash and cash equivalents that may only be used specifically to pay confirmed suppliers through financial institutions. As of December 31, 2013 this amount stands at approximately €1,000 million.

        We intend to continue to rotate assets as part of our strategy when we consider that market conditions are adequate. For example, in May 2013, we closed the sale of Bargoa, which manufactures telecommunication components, to the U.S. company Corning Incorporated for a total amount of $80 million, which resulted in $50 million of cash proceeds. In July 2013, we received €331 million of cash proceeds corresponding to the price agreed for the sale of our subsidiary Befesa, together with a deferred compensation of €17 million (including €15 million in escrow pending resolution of ongoing litigation and a €2 million long-term receivable from a Befesa customer), a €48 million subordinated vendor note with a five year maturity and a €225 million (par value) subordinated convertible instrument with a 15 year maturity. In the first quarter of 2014, we announced our agreement to sell our desalination plant in Qingdao, China for total cash proceeds of approximately €53 million.

        Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macro-economic conditions could limit our ability to successfully execute our business and liquidity plans. See "Cautionary Statements Regarding Forward-Looking Statements."

Cash Flow

        The following table sets forth consolidated cash flow data each of the three years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012(1)	2011(1)
Consolidated Cash Flow Statement Data
Gross cash flows from operating activities
Profit for the year from continued operations	110.9	61.5	266.4
Adjustments to reconcile consolidated after-tax profit to net cash generated by operating activities	888.0	709.6	548.6
Variations in working capital and other items	(258.3)	(169.4)	423.5

Total net cash flow generated by (used in) operating activities	740.6	601.7	1,238.5

Net cash flows from investment activities
Investments	(2,400.2)	(3,049.1)	(3,115.9)
Disposals	512.7	410.5	1,064.0

Total net cash flows used in investment activities	(1,887.5)	(2,638.6)	(2,051.9)

Net cash flows generated by finance activities	1,886.5	845.1	1,676.0

Net increase/(decrease) in cash and cash equivalents	739.7	(1,191.9)	862.6
Cash and cash equivalents at the beginning of the year	2,413.2	3,723.2	2,983.2
Discontinued operations	(81.0)	(51.7)	(112.9)
Currency translation difference on cash and cash equivalents	(120.2)	(66.4)	5.2

Cash and cash equivalents at the end of the year	2,951.7	2,413.2	3,738.1

(1)
Amounts recasted (see "Presentation of Financial Information" and Note 2 to our Consolidated Financial Statements).

Net Cash Flows from Operating Activities

        For the year ended December 31, 2013, we generated €740.6 million of net cash flows from operating activities compared to €601.7 million during the previous year mostly due to higher profit for the period from continuing operations adjusted by non monetary items (€998.9 million in the year 2013 compared to €771.1 million in the year 2012, thanks to an increase in our three activities) and increased generation of working capital (€228.2 million in the year 2013 compared to €177.6 million in the previous year, mainly derived from the variation in tax liabilities and short term financial investments), which was partially offset by larger net interest and taxes paid, net of discontinued operations (€486.5 million in the year 2013 compared to €347.0 million in the previous year).

        For the year ended December 31, 2012, we generated net cash in our operating activities of €601.7 million, compared to net cash generated from operating activities of €1,238.5 million for the year ended December 31, 2011. The decrease in net cash flow from operating activities was mainly due to a positive contribution to operating cash from working capital of €784.4 million during the year ended December 31, 2011 versus €177.6 million during the same period of 2012. The reduced generation of cash from working capital in 2012 was mainly due to larger amounts paid to our suppliers, especially in our Engineering and Construction activity, as well as to the low margins in our Biofuels segment during 2012. As a result of our working capital financing policies, whereby we pay suppliers 180 days from date of invoice, a lot of the strong execution performed in the last quarter of 2011 to bring several solar assets into operation was paid out to suppliers during 2012. This resulted in large cash outflows during this period, which was paid, in part, with existing cash on the balance sheet, with cash generated from operations during the period before the payment of interest and taxes, and by temporarily using funds from corporate financing. Finally, interest paid was lower for the year ended December 31, 2012 compared with the prior year (€464.3 million vs €471.4 million), while interest received was also lower (€67.3 million (2012) vs. €91.2 million (2011)), all resulting in a significantly lower cash generated by operations period over period.

        For the year ended December 31, 2011, we generated net cash flows from operating activities of €1,238.5 million, compared to net cash generated in operating activities of €721.4 million for the year ended December 31, 2010. The increase in net cash flow from operating activities was mainly due to higher non-monetary adjustments to net profit (€548.6 million vs. €339.5 million for the year ended December 31, 2011 and 2010, respectively), mostly related to non-cash financial costs and derivatives adjustments, and a positive contribution from working capital of €784.4 million during the year ended December 31, 2011 versus €450.0 million during 2010. The cash contribution from working capital was primarily attributable to a large increase in trade payables during the period, amounting to €1,215.6 million versus an increase of €548.6 million in 2010. As a result of our working capital financing policies, whereby we pay suppliers 180 days from the date of invoice, a lot of the work performed during the period to bring several solar assets, the ethanol plant in Rotterdam and a power transmission line in Peru into operation remained unpaid at year end, whereas the related receivables were collected through non-recourse factoring in significantly less time. The contribution to cash flow from operations from working capital has allowed us to finance part of our investments during the period without the need to access corporate financing. Such contribution, however, is seasonal in nature, as payments to suppliers are made during the first months of the succeeding year.

Net Cash Used in Investing Activities

        For the year ended December 31, 2013, net cash used in investing activities was €1,887.5 million compared to €2,638.6 million for the year ended December 31, 2012. The decrease in net cash used in investing corresponds to the execution of our capital expenditure plan, which was less intensive during 2013 compared to 2012. Our main expenditures during 2013 have been the construction of power transmission lines in Brazil and Peru, the construction of 13 solar plants in Spain, the construction of a second-generation biofuels commercial plant in Hugoton (United States), the construction of solar plant of Mojave in California (United States), the construction of projects in Mexico, the construction of wind farms in Uruguay and the construction of desalination plants in Ghana and Algeria. The corporate contributions into these investments amounted to approximately €729 million (mostly related to Abengoa's equity funding of the solar plant of Mojave in California, the second generation biofuels commercial plant in Hugoton, Kansas, and transmission lines in Brazil), which were primarily funded with cash and cash equivalents on balance sheet, as corporate financing remained broadly stable during the year.

        For the year ended December 31, 2012, net cash used in investing activities was €2,639.0 million, compared to €2,051.9 million for the year ended December 31, 2011. The increase in net cash used in investing activities corresponds to the execution of our capital expenditure plan, which was more intense during 2012 compared to 2011. Our main expenditures during 2012 have been the construction of 13 solar plants in Spain, the construction of solar plants of Mojave in California and Solana in Arizona (both in the United States), the construction of power transmission lines in Brazil and Peru, the construction of a second-generation biofuels commercial plant in Hugoton, Kansas (United States), the construction of a co-generation plant in Tabasco (Mexico) and the construction of a desalination plant in Ghana. The corporate contributions into these investments amounted to approximately €1,189 million (mostly related to Abengoa's equity funding of solar plants in Spain and United States, transmission lines in Brazil and a cogeneration plant in Mexico), which were primarily funded with cash and cash equivalents on balance sheet, as corporate financing remained broadly stable during the year.

        For the year ended December 31, 2011, net cash used in investing activities was €2,051.9 million, compared to €1,956.7 million for the year ended December 31, 2010. The increase in net cash used in investing activities was primarily attributable to the construction of the power transmission lines in Brazil and Peru and a co-generation plant in Mexico; and the construction of the Solacor 1 and 2, Solaben 2 and 3, Helios 1 and 2 and Helioenergy 1 and 2 solar power plants in Spain, the Solar Power Plant One integrated solar-combined cycle power plant in Hassi R'Mel (Algeria), the construction of solar power plants in Arizona and California (both the United States), and the desalination plants in Qingdao (China) and Algeria, as well as the payment of the deferred purchase price of the entities acquired in 2010 (NTE Transmissora de Energía, S.A. and STE Transmissora de Energía, S.A.).

Net Cash Generated from Financing Activities

        For the year ended December 31, 2013, net cash flow from financing activities was €1,886.5 million compared to €845.1 million in the previous year. The net cash generated from financing activities in 2013 related to proceeds from loans and borrowings of €3,281.5 million, which was partially offset by a repayment of loans and borrowings of €1,802.0 million, the acquisition of treasury shares totaling €89.6 million, dividends paid to shareholders totaling €38.8 million and the effect of discontinued operations of €32.0 million. The proceeds from loans and borrowings are mainly due to increase in non-recourse financing related to projects under construction. We also had proceeds from corporate debt, consisting mainly of the issuance of the 2019 Convertible Notes, the Senior Unsecured Notes due 2018 and the Senior Unsecured Notes due 2020 for an amount of €400 million, €550 million and $450 million, respectively. Additionally, in October 2013, a capital increase was carried out and we received proceeds for an amount of €517.5 million.

        For the year ended December 31, 2012, net cash flow from financing activities was €845.1 million, compared to €1,676.0 million for the year ended December 31, 2011. The net cash generated from financing activities during 2012 corresponds to proceeds from loans and borrowings of €757.0 million, repayments of loans and borrowings of €229.6 million, dividends paid to shareholders of €36.6 million, other finance activities of €6 million and the effect of discontinued operations of €360.4 million. The proceeds from loans and borrowings relates mostly to new non-recourse financings of €242 million obtained for our solar plants under construction (the thermal solar plants Solaben, Solacor and Helios in Spain) and to a extent to transmission lines in Brazil, for €432 million (Manaus, Linha Verde), the cogeneration plant for Pemex in Mexico and the consruction of a wind farm in Uruguay for €84 million.

        For the year ended December 31, 2011, net cash flow from financing activities was €1,676.0 million, compared to €2,632.9 million for the year ended December 31, 2010. The decrease was primarily attributable to the fact that net cash generated from financing activities in the year ended December 31, 2010 included the proceeds from issuances of €250 million of convertible notes due 2017, €500 million of notes due 2016 and $650 million of notes due 2017.

Clients and other receivable accounts

	As of December 31,
	2013	2012
	(€ in millions)
Clients and other receivable accounts:
Trade receivables	566.9	1,064.8
Unbilled revenues	488.9	393.2
Bad debt provisions	(64.0)	(46.1)
Tax receivables	640.6	621.0
Other debtors	237.6	238.3

Total	1,870.0	2,271.3

        As of December 31, 2013, clients and other receivable accounts decreased by €401.3 million, or 17.7%, compared to December 31, 2012. This decrease was primarily due to the decrease in accounts receivable in our Engineering and Construction companies, mainly due to collections during the period for a total amount of €299.8 million related to the Mojave solar plant in California, the solar plants in South Africa and the Hugoton second generation biofuels plant in the United States, as well as to the exclusion of Befesa Medio Ambiente, S.L.U. from the consolidation scope following the sale of its shareholdings and to a lower extent, due to impairment of accounts receivable. These effects were partially offset by the increase in unbilled revenues in most of our Engineering and Construction companies during the year 2013. Unbilled revenues are related to projects in our Engineering and Construction activity (especially large projects under construction). As a general rule, we aim to bill amounts under unbilled revenues within the three months following completion of the work being performed on the project. Nevertheless, given the highly tailored characteristics of some construction contracts, some projects may take longer to be billed due to specific billing milestones in the contracts. These balances do not include any receivables relating to customer claims being supported by contracts signed with such customers.

        As of December 31, 2012, clients and other receivable accounts increased by €465.0 million, or 25.7%, compared to December 31, 2011. This increase was primarily due to the application of IFRS 10 and 11 as of December 31, 2012 as the de-consolidation of certain entities previously consolidated globally or proportionally resulted in the recognition of accounts receivable of the Group with those companies. This effect was partially offset with the decrease in unbilled revenues due to our ongoing effort to bill within three months following the completion of the work being performed on the project. Unbilled revenues were related to projects in our Engineering and Construction activity (especially large projects under construction, such as Solana and Mojave (two solar thermal plants in the United States), several transmission lines in Latin America, the solar thermal plant Shams-1 facility in Abu Dhabi (United Arab Emirates) and the combined cycled electricity power plant in Morelos (Mexico)). Of the total amount of unbilled revenues outstanding as of December 31, 2012, 11% has been carried forward to December 31, 2013. The unbilled balance that has not been billed yet will be billed in the upcoming months according to the milestones of each specific project, which means approximately 10% per month, except for those projects that will be billed at the end of the construction, so that the total amount is realizable. These balances do not include any receivables relating to customer claims being supported by contracts signed with such customers.

Concessions

        As of December 31, 2013, the average remaining life of our concessions was approximately 25 years. Concessions consist of long-term projects awarded to, and undertaken by, Group entities (in conjunction with other companies or on an exclusive basis), typically over a term of 20 to 30 years. For further information on our backlog and concessions, see "Item 5.A—Operating Results—Factors Affecting our Results of Operations—Backlog and Concessions."

Financing Arrangements

        We utilize two main sources of financing to meet our financial commitments: corporate debt and non-recourse debt. We use our corporate debt to finance our investments (including in joint ventures and financing at the project company level) and for general corporate purposes. Our corporate debt is used by all of our activities and is primarily incurred by the Company with upstream guarantees from our main operating subsidiaries. We define non-recourse as debt that is generally used for constructing or acquiring an asset, which is guaranteed by the assets and cash flows of the company or group of companies carrying out the financed activities. We generally finance the construction of our own operations by means of non-recourse debt at the project company level. Non-recourse debt is the principal means of financing for project construction in our Engineering and Construction activity, our Concession-Type Infrastructures activity and our Industrial Production activity. We believe that we have sufficient corporate debt in place, together with non-recourse debt and cash flows, to fund and adequately support our existing operations and finance our expansion.

        The Company is subject to one single financial covenant under the majority of the corporate facilities consisting of the maintenance of a Corporate Net Finance Debt to Consolidated EBITDA (as such terms are defined therein) lower than 3.00x until December 30, 2014 and lower than 2.50x thereafter. As of December 31, 2013 this ratio stood at 1.69x which means that the Company has an additional €1,369 million corporate borrow capacity without incurring a breach of covenants, considering the last twelve month consolidated EBITDA (as defined therein) of €1,047 million.

        As of December 31, 2013, we had a total net debt (including other loans and borrowings) as calculated below of €8,098 million outstanding, the majority of which is long-term financing. Our borrowings consist principally of corporate debt and non-recourse debt and loans received from public organizations in connection with certain of our projects. As of December 31, 2013, we had €5,654.4 million of indebtedness with recourse at the corporate level, €6,320.9 million of non-recourse debt and € 3,877.5million of cash and cash equivalents and short-term financial investments, resulting in total net debt (including other loans and borrowings) of €8,098.8 million.

        The table below sets forth our total net debt (excluding other loans and borrowings) as of December 31, 2013 and 2012.

	As of December 31,
	2013	2012
	(€ in millions)
Corporate debt:
Long-term and short-term bank loans	(2,596.1)	(3,042.1)
Long-term and short-term notes and bonds	(2,894.5)	(1,674.8)
Long-term and short-term finance lease liabilities	(40.0)	(39.9)
Long-term and short-term other loans and borrowings	(123.8)	(190.0)

Total corporate debt	(5,654.4)	(4,946.8)

Non-recourse debt:
Long-term non-recourse debt	(5,736.2)	(4,679.0)
Short-term non-recourse debt	(584.8)	(577.8)

Total non-recourse debt	(6,320.9)	(5,256.8)

Total indebtedness	(11,975.4)	(10,203.6)

Short-term financial investment	925.8	900.0
Cash and cash equivalents	2,951.7	2,413.2

Total net debt (including other loans and borrowings)	(8,097.9)	(6,890.4)
Less: Long-term and short-term other loans and borrowings	123.8	190.0

Total net debt	(7,974.1)	(6,700.4)

Corporate Debt

        As of December 31, 2013, we had €5,654.4 million of corporate debt outstanding. Our bank loan financings and bond financings (other than non-recourse debt) as of December 31, 2013 primarily consist of the following:

2012 Forward Start Facility Agreement

Overview

        On April 27, 2012, we entered into a forward start facility agreement (the "2012 Forward Start Facility Agreement") with a group of lenders which was amended and restated as of May 22, 2012 and July 11, 2012 as additional financial institutions acceded to the agreement as lenders, raising the total aggregate amount to €1,663 million. The 2012 Forward Start Facility Agreement provides, among other things, for borrowings of up to €1,663,209,640.77, comprising up to €1,350,723,529.62 by way of a facility ("Tranche A") and up to €312,486,111.15 by way of a further facility ("Tranche B"). Tranche A comprises four sub-tranches in the amounts of €97,053,557.32 ("Sub-Tranche A1"), € 50,018,511.99 ("Sub-Tranche A2"), €199,034,587.89 ("Sub-Tranche A3") and €1,004,616,872.42 ("Sub-Tranche A4"). Tranche B comprises four sub-tranches in the amounts of €234,152,777.81 ("Sub-Tranche B1"), €50,000,000 ("Sub-Tranche B2"), €18,333,333.33 ("Sub-Tranche B3") and €10,000,000.01 ("Sub-Tranche B4"). The commitments under the 2012 Forward Start Facility Agreement mature on July 20, 2016. The 2012 Forward Start Facility Agreement is governed by Spanish law. As of December 31, 2013, borrowings under the 2012 Forward Start Facility are fully drawn.

        On December 23, 2013, the Company prepaid €246.5 million principal amount of the 2012 Forward Start Facility, leaving €1,416.5 million aggregate principal nominal amount outstanding as of December 31, 2013.

Purpose

        All funds drawn under Sub-Tranche A1 were used for the partial refinancing of the repayment installments under the 2005 Credit Facility, which was paid on July 20, 2012. All funds drawn down under Sub-Tranche A2 were used for the partial refinancing of the repayment installments under the 2006 Credit Facility, which was paid on July 20, 2012. All funds drawn down under Sub-Tranche A3 were used for the refinancing of the repayment installments under the 2010 Forward Start Facility, which was paid on July 20, 2012. All funds drawn down under Sub-Tranche A4 have been used for the partial refinancing of the repayment installments under the 2010 Forward Start Facility on July 20, 2013.

        All funds drawn down under Sub-Tranche B1 are to be used by us for general corporate purposes and to finance the working capital and/or investment needs of the Group. All funds drawn down under Sub-Tranche B2 are to be used for the partial refinancing of the repayment installments under the 2010 Forward Start Facility, will be payable July 20, 2013 (to the extent not covered with the drawdown under Sub-Tranche A4). All funds drawn down under Sub-Tranche B3 are to be used for the refinancing of the partial repayment installment under the 2005 Credit Facility, which was paid on July 20, 2012 and the repayment installment under the 2010 Forward Start Facility, which was paid on July 20, 2012 and will be payable July 20, 2013. All funds drawn down under Sub-Tranche B4 are to be used for the partial repayment installment under the 2006 Credit Facility, which was paid on July 20, 2012 and the partial repayment installment under the 2010 Forward Start Facility, which was paid on July 20, 2012 and July 20, 2013.

Borrower

        Abengoa is the original borrower under the 2012 Forward Start Facility Agreement.

Guarantees

        The 2012 Forward Start Facility Agreement is guaranteed on a senior basis by the following guarantors: Abeínsa Ingeniería y Construcción Industrial S.A., Abeinsa Inversiones Latam, S.L., Abencor Suministros S.A., Abener Energía S.A., Abengoa Bioenergía S.A., Abengoa Bioenergy Company, LLC, Abengoa Mexico S.A., Abengoa Solar España, S.A., Abentel Telecomunicaciones S.A., ASA Investment Brasil Ltda., ASA Desulfuración S.A., Ecoagrícola S.A., Instalaciones Inabensa S.A., Negocios Industriales y Comerciales S.A., Abeinsa Infraestructuras Medio Ambiente S.A., Bioetanol Galicia S.A., Abengoa Bioenergy New Technologies, LLC, Abengoa Bioenergy of Nebraska LLC, Teyma Gestión de Contratos de Construcción e Ingeniería S.A., Inabensa Río Ltda, Teyma Internacional S.A., Nicsamex S.A., Abentey Gerenciamiento de Projectos de Engenharia e Construções Ltda, Abengoa Bioenergy Trading Europe B.V., , Teyma USA & Abener Engineering and Construction Services General Partnership, Europea de Construcciones Metálicas S.A., Construcciones Metálicas Méxicanas Comemsa S.A., Abengoa Solar S.A., Abengoa Water S.L., Siema Technologies S.L, Abener Teyma Hugoton General Partnership, Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264 SA de C.V. and Teyma Uruguay ZF S.A. (the "2012 Facility Guarantors").

        The respective guarantees of the 2012 Forward Start Facility Agreement provided by Abengoa Bioenergía and Befesa Medio Ambiente, S.L.U. ("Befesa") and Abengoa Solar, S.A. ("Abengoa Solar") (if at such time Abengoa Solar had provided a guarantee) may be extinguished in respect of any such company (along with the guarantees provided by any of their respective subsidiaries) if any of these companies sell, whether by public offerings or otherwise, 10% or more of their share capital, provided that, after the release of the guarantee (which shall be automatic subject to Abengoa maintaining at least 50% of their share capital) of either Befesa, Abengoa Bioenergía or Abengoa Solar in such circumstances, the release of the guarantee of the remaining two subsidiaries subsequent to such public offerings is subject to the unanimous consent of the lenders under the 2012 Forward Start Facility Agreement (which shall not be unreasonably withheld). Consequently, the Befesa Sale required the consent of the lenders and such consent was obtained.

        With respect to the guarantees of the remaining 2012 Facility Guarantors, in the event of certain sales of 10% or more of their share capital, the guarantees provided by each guarantor will be automatically extinguished, subject to certain exceptions.

Guarantor Coverage Test

        The 2012 Forward Start Facility Agreement requires that the total consolidated assets and the aggregate EBITDA of the 2012 Facility Guarantors jointly with Abengoa represent at least 75% of total consolidated assets and 75% of Consolidated EBITDA, respectively. In calculating consolidated assets and Consolidated EBITDA, the following items are excluded: (i) Group companies created for the sole purpose of undertaking projects under a system of long-term financing without recourse against another Group member; (ii) acquisitions made without recourse financing; (iii) the assets and EBITDA of Befesa and/or Abengoa Bioenergía and/or Abengoa Solar in the event of disposal of their shares as provided therein; and (iv) Group companies in respect of which legal restrictions exist on their guaranteed amounts payable by us pursuant to the 2012 Forward Start Facility Agreement (but only insofar as such restrictions affect the whole of the guaranteed amounts). If this specified minimum is not satisfied, then we must ensure that additional guarantors accede to the 2012 Forward Start Facility Agreement in order to maintain compliance with the guarantor coverage test.

        In the event that a guarantee provided by Befesa, Abengoa Bioenergía or Abengoa Solar is subsequently released pursuant to the abovementioned provisions described under the section "Guarantees," the 2012 Forward Start Facility Agreement requires that the aggregate EBITDA of the remaining 2012 Facility Guarantors jointly with Abengoa represents at least 85% of total consolidated assets and 85% of Consolidated EBITDA.

Security

        The obligations under the 2012 Forward Start Facility Agreement are not secured.

Amount and Repayment of Borrowings

        The principal drawn down under any tranche of the 2012 Forward Start Facility Agreement is repayable in successive installments on July 20, 2014 and July 20, 2015 and July 20, 2016 in the following amounts:

Repayment Date	Principal to be repaid under Sub-Tranche A1	Principal to be repaid under Sub-Tranche A2	Principal to be repaid under Sub-Tranche A3	Principal to be repaid under Sub-Tranche A4
	(euros)
July 20, 2014	12,790,939.29	6,592,069.04	26,231,280.02	132,401,055.44
July 20, 2015	30,086,602.77	15,505,738.72	61,700,722.25	311,431,230.45
July 20, 2016	39,391,958.50	20,507,589.92	81,604,181.04	411,892,917.69

Repayment Date	Principal to be repaid under Sub-Tranche B1	Principal to be repaid under Sub-Tranche B2	Principal to be repaid under Sub-Tranche B3	Principal to be repaid under Sub-Tranche B4
	(euros)
July 20, 2014	30,859,600.08	6,589,629.29	2,416,197.40	1,317,925.86
July 20, 2015	72,587,361.12	15,500,000.00	5,683,333.33	3,100,000.00
July 20, 2016	96,002,638.90	20,500,000.00	7,516,666.67	4,100,000.00

        The interest payable under the 2012 Forward Start Facility Agreement shall be paid each successive interest period, which shall be one, three or six months, as selected by us at the time of drawdown through certain procedures, as defined therein.

        As of December 31, 2013, €1,416.5 million is outstanding under the 2012 Forward Start Facility Agreement.

Mandatory Prepayment

        We are obligated to repay Tranche A and Tranche B on a pro rata basis with the proceeds from a sale by public offering of the shares of Befesa and/or Abengoa Bioenergía and/or Abengoa Solar of which we are the direct or indirect owner, to the extent necessary in order that the Debt Ratio (as defined and calculated therein) is equal to or less than 2.0 at the end of the relevant period (as defined therein).

        In the event of sale of assets corresponding to Discontinued Activities (as defined therein), 30% of the net cash proceeds must be put towards mandatory prepayment to each of the Tranches and Sub-Tranches under the 2012 Forward Start Facility. In the event of sale of a participation in the share capital of certain Group companies, 30% of the net cash proceeds that exceeds the nominal amount of such share capital and the proportional debt of the relevant sold company will be put towards mandatory prepayment. In the event of sale of other assets exceeding €10 million, 30% of net cash proceeds that exceeds the book value of such assets, once discounted for their replacement value, as applicable, must be put towards mandatory prepayment. In each case, provided however, the amounts put towards mandatory prepayment shall not exceed €90 million per fiscal year and/or transaction related to the same business of the Group within 12 months, or €400 million for the life of the 2012 Forward Start Facility.

        This obligatory early repayment shall not exceed €100 million with respect to the proceeds of such sale of shares in Befesa, €50 million with respect to the proceeds of such sale of shares in Abengoa Bioenergía and €100 million with respect to the proceeds of such sale of shares in Abengoa Solar. Such obligatory early repayment is limited to the principal amount pending repayment under Tranche A and Tranche B at the date of the repayment.

Interest Rates and Fees

        The annual interest rate on borrowings is calculated based on EURIBOR, plus a margin. From the date of the first drawdown of funds made by us under Tranche A or Tranche B to January 27, 2013, the margin will be set at 3.75%; after January 27, 2013 until January 27, 2015, the margin will be set at 4.00%; and after January 27, 2015 until July 20, 2016, the final maturity date, the margin will be set at 4.25%.

        We are also obligated to pay a commitment fee on undrawn amounts under Tranche A and B. Other fees are also payable, including an agency commission, structuring commission, loyalty commission and certain mandatory costs.

Covenants

        Availability of amounts under the 2012 Forward Start Facility Agreement is subject to compliance with a financial maintenance covenant. At the end of each annual and semi-annual consolidated financial statement period, the ratio of Net Finance Debt to Consolidated EBITDA (as such terms are defined therein) should be lower than 3.00 to 1.00 until December 30, 2014, following which the ratio should be lower than 2.50 to 1.00.

        Subject in each case to certain exceptions, the 2012 Forward Start Facility Agreement also contains negative covenants and restrictions, including, among other things, restrictions on the granting of security, restrictions on the provision of loans and guarantees, restrictions on the disposal of assets and restrictions on a change of business. Furthermore, we must retain certain ownership levels of the guarantors (at least 50% of the share capital) as well as of Abengoa Solar, Befesa and Abengoa Bioenergía, limit the net debt of our non-guarantor subsidiaries (excluding non-recourse debt) and apply the proceeds from certain sales of the shares of Abengoa Solar, Befesa and Abengoa Bioenergía in specified ways as described above. Consequently, the Befesa Sale required the consent of the lenders and such consent was obtained. See "Item 5.A—Operating Results—Acquisitions and Divestments—Sale of Befesa." The 2012 Forward Start Facility Agreement also contains affirmative covenants such as for the mandatory periodic reporting of financial and other information and for notification upon the occurrence of any default and certain other events.

        Under the 2012 Forward Start Facility Agreement, we are obligated to not permit the Net Financial Debt (as defined therein) of the subsidiaries who are not 2012 Facility Guarantors (excluding the indebtedness of project companies and certain acquisitions without recourse) at any time to exceed €100 million. Nevertheless, in the event that either Befesa or Abengoa Bioenergía or Abengoa Solar are no longer 2010 Facility Guarantors in accordance with certain provisions of the 2012 Forward Start Facilities Agreement, the maximum limit increases to €150 million.

Change of Control

        The Majority of the Lenders (as defined in the 2012 Forward Start Facility Agreement) have the ability to require early repayment of all outstanding borrowings under the 2012 Forward Start Facility Agreement, together with accrued interest and all accrued commissions and expenses, upon a person or entity gaining control of us. Control of the borrower is described as either: (i) the ownership of more than 50% of our capital; or (ii) the ability and power to: (a) control 50% or more of our voting shares; (b) appoint or remove 50% or more of the members of our management; or (c) create directives regarding our operating and financial policies.

Events of Default

        The 2012 Forward Start Facility Agreement contains provisions governing certain events of default, including the failure to make payment of the amounts due, defaults under other agreements evidencing indebtedness over a certain threshold, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect on us, certain bankruptcy events, a cessation of business and the loss of control over any guarantor or Abengoa Solar except in compliance with the 2012 Forward Start Facility Agreement. The occurrence of an event of default could result in the acceleration of payment obligations under the 2012 Forward Start Facility Agreement.

Bilateral Facilities Loan with Official Credit Institute 2007 due July 2016

Overview

        On July 18, 2007, we entered into a €150.0 million facility agreement (the "Official Credit Institute Loan") with the Instituto de Crédito Oficial which was amended and restated on July 11, 2012. Repayment of principal under the loan shall be made on July 18, 2016. The Official Credit Institute Loan is governed by Spanish law. As of December 31, 2013, €150 million were outstanding under the Official Credit Institute Loan.

Purpose

        All funds drawn down under the Official Credit Institute Loan must be used for financing our plan of international expansion.

Borrowers

        Abengoa is the original borrower under the Official Credit Institute Loan.

Guarantees

        The guarantors are the same as those in the 2012 Forward Start Facility Agreement.

  Guarantor Coverage Test

        The guarantor coverage test is substantially similar to the provision contained in the 2012 Forward Start Facility Agreement.

Security

        The obligations under the Official Credit Institute Loan are not secured.

Amount and Repayment of Borrowings

        The principal drawn down under the Official Credit Institute Loan is repayable in successive installments on the dates and in the amounts below:

  •
  July 18, 2014: €50 million;

  •
  July 18, 2015: €50 million; and

  •
  July 18, 2016: €50 million.

        We are obligated to prepay the facility with the proceeds obtained from any initial public offering of the shares of Befesa Medio Ambiente, S.L., Abengoa Bioenergía, S.A. and/or Abengoa Solar, S.A. held by us directly or indirectly so that the Leverage Ratio (as defined in the Official Credit Institute Loan) calculated pro forma on the basis of the last audited consolidated financial statements available is equal to or below 2.0 at the end of the period referred to by such audited consolidated financial statements. In the event of sale of assets corresponding to Discontinued Activities (as defined therein), 30% of the net cash proceeds must be put towards mandatory prepayment of the Official Credit Institute Loan. In the event of sale of a participation in the share capital of certain Group companies (excluding any public offering of the shares of Befesa Medio Ambiente S.L., Abengoa Bioenergía S.A. and/or Abengoa Solar, S.A.), 30% of the net cash proceeds that exceeds the nominal amount of such share capital and the proportional debt of the relevant sold company will be put towards mandatory prepayment. In the event of sale of other assets exceeding € 10 million, 30% of net cash proceeds that exceeds the book value of such assets, once discounted for their replacement value, as applicable, must be put towards mandatory prepayment. In each case, provided however, the amounts put towards mandatory prepayment shall not exceed €33,75 million per fiscal year and/or transaction related to the same business of the Group within 12 months, or €150 million for the life of the Official Credit Institute Loan.

        This obligatory early repayment shall not exceed €100 million with respect to the proceeds of such sale of shares in Befesa, €50 million with respect to the proceeds of such sale of shares in Abengoa Bioenergía and €100 million with respect to the proceeds of such sale of shares in Abengoa Solar. Such obligatory early repayment is limited to the principal amount pending repayment at the date of the repayment.

        The interest under the Official Credit Institute Loan must be paid at the end of each successive Interest Period (as defined in the Official Credit Institute Loan), which must be of one, three or six months, as selected by us at the time of drawdown.

        All amounts outstanding under the Official Credit Institute Loan must be repaid in full on July 18, 2016.

Interest Rates and Fees

        The annual interest rate on borrowings is calculated based on EURIBOR, plus a margin. The margin is currently 4.75%.

        Any unpaid due amounts drawn down under the Official Credit Institute Loan will accrue default interest equal to the application of the applicable interest rate indicated above, calculated based on EURIBOR for one-month deposits (as calculated in the Official Credit Institute Loan) and increased by 2%. Due and unpaid interest will be capitalized, the foregoing default interest rate being therefore applicable to such amount once capitalized.

Covenants

        We are subject to compliance with a financial covenant. Our Net Debt to Consolidated EBITDA Ratio (as defined in the Official Credit Institute Loan) should be lower than 3.00 to 1.00 until December 30, 2014, following which the ratio should be lower than 2.50 to 1.00.

        Subject in each case to certain exceptions, the Official Credit Institute Loan contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees on the disposal of assets, on a change of business and on the incurrence of certain type of debt by certain subsidiaries. Furthermore, subject to certain exceptions, we must not sell or dispose of significant stakes of the share capital of our subsidiaries and must retain directly or indirectly at least 50% of the share capital of Befesa Medio Ambiente, S.L, Abengoa Bioenergía, S.A., and Abengoa Solar. Consequently, the Befesa Sale required the consent of the lenders and such consent was obtained. Non-recourse subsidiaries are not subject to certain of the negative covenants. The Credit Facility Agreement also contains other affirmative covenants such as for the mandatory periodic reporting of financial and other information and for notification upon the occurrence of any event of default.

Change of Control

        The change of control provision is substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Events of Default

        The events of default are substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Bilateral Facilities Loan with the European Investment Bank (R&D&i) 2007 due August 2014

Overview

        On July 20, 2007, we entered into a credit facility agreement (the "EIB R&D&i 2007 Credit Facility") with the European Investment Bank for an amount of €49 million which was deposited in Abengoa's bank account on August 3, 2007. The commitments under the EIB R&D&i 2007 Credit Facility mature on August 3, 2014. The EIB R&D&i 2007 Credit Facility is governed by Spanish law. As of December 31, 2013, €49 million were outstanding under the EIB R&D&i 2007 Credit Facility.

Purpose

        All funds drawn down under the EIB R&D&i 2007 Credit Facility are required to be used exclusively for financing an investment program in the R&D&i field of our main business areas.

Borrowers

        The original borrower under the EIB R&D&i 2007 Credit Facility is the Company.

Guarantees

        The guarantors are Abeínsa Ingeniería y Construcción Industrial S.A., Abencor Suministros S.A., Abener Energía S.A., Abengoa Bioenergía S.A., Abengoa Bioenergy Company, LLC, Abengoa Mexico S.A., Abentel Telecomunicaciones S.A., ASA Investment Brasil Ltda., ASA Desulfuración S.A., Ecoagrícola S.A., Instalaciones Inabensa S.A., Negocios Industriales y Comerciales S.A., Abeinsa Infraestructuras Medio Ambiente S.A., Bioetanol Galicia S.A., Abengoa Bioenergy New Technologies, LLC, Abengoa Bioenergy of Nebraska LLC, Teyma Gestión de Contratos de Construcción e Ingeniería S.A., Inabensa Río Ltda, Teyma Internacional S.A., Nicsamex S.A., Abentey Gerenciamiento de Projectos de Engenharia e Construções Ltda, Abengoa Bioenergy

Trading Europe B.V., Abengoa Concessoes Brasil Holding, Teyma USA & Abener Engineering and Construction Services General Partnership, Europea de Construcciones Metálicas S.A., Construcciones Metálicas Méxicanas Comemsa S.A., Abengoa Solar España S.A., Abengoa Water S.L., Siema Technologies S.L, Abener Teyma Hugoton General Partnership, Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264, S.A. de C.V. and Teyma Uruguay ZF S.A.

Guarantor Coverage Test

        The guarantor coverage test is substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Security

        The obligations under the EIB R&D&i 2007 Credit Facility are not secured.

Amount and Repayment of Borrowings

        Subject to a required prepayment, the principal drawn down under the EIB R&D&i 2007 Credit Facility is repayable in a single installment on August 3, 2014.

        We are obligated to prepay the facility with the proceeds obtained from any initial public offering of the shares of Befesa Medio Ambiente, S.L. and/or Abengoa Bioenergía, S.A. held by Abengoa directly or indirectly so that the Leverage Ratio (as defined in the EIB R&D&i 2007 Credit Facility) calculated pro forma on the basis of the last audited consolidated financial statements available is equal to or below 2.0 at the end of the period referred to by such audited consolidated financial statements. Other instances in which the European Investment Bank may trigger mandatory early repayments are (i) when the cost of the Project is reduced to an amount which causes the Financing (as defined in the EIB R&D&i 2007 Credit Facility) of the European Investment Bank to account for more than 75% of the total cost of the Project (as defined in the EIB R&D&i 2007 Credit Facility); (ii) upon a change of control (see infra Change of Control section) of Abengoa; or (iii) upon a partial or total early repayment by us of a Syndicated Loan (as defined in the EIB R&D&i 2007 Credit Facility) or any other debt incurred by us having a maturity date longer than one year under the terms and conditions and subject to the exceptions set out in the EIB R&D&i 2007 Credit Facility.

        The interest payable under the EIB R&D&i 2007 Credit Facility shall be paid each successive Interest Period (as defined in the EIB R&D&i 2007 Credit Facility), namely on February 3, May 3, August 3 and November 3 of each year.

        All amounts outstanding under the EIB R&D&i 2007 Credit Facility must be repaid in full on August 3, 2014.

Interest Rates and Fees

        The annual interest rate on borrowings is calculated based on EURIBOR for three month deposits (as calculated in the EIB R&D&i 2007 Credit Facility), plus a margin. The margin for the first drawdown of funds made by us was set at 0.60%. The margin may be increased up to 0.85% on the basis of our Leverage Ratio (as defined in the EIB R&D&i 2007 Credit Facility).

        Any unpaid due amounts drawn down under the EIB R&D&i 2007 Credit Facility will accrue default interest equal to the highest of the following: (i) EURIBOR for one-month deposits (as calculated in the EIB R&D&i 2007 Credit Facility) plus 2%; or (ii) the interest rate resulting from the foregoing paragraph plus 0.25%. Due and unpaid interest will be capitalized, the foregoing default interest rate being therefore applicable to such amount once capitalized.

Covenants

        Abengoa is subject to compliance with a financial covenant. As of the end of each annual and semi-annual Consolidated Financial Statement period, the Debt Ratio (as defined in the EIB R&D&i 2007 Credit Facility) of Abengoa should be equal to or less than 3.00.

        Subject in each case to certain exceptions, the EIB R&D&i 2007 Credit Facility contains negative covenants and restrictions, including among others: restrictions on the granting of security on the provision of loans and guarantees, on the disposal of assets, on a change of business and on the incurrence of certain types of debt by certain subsidiaries. Furthermore, we must retain directly or indirectly at least 50% of the share capital of Befesa Medio Ambiente, S.L, Abengoa Bioenergía, S.A. and the other guarantors. Consequently, the Befesa Sale required the consent from the European Investment Bank and such consent was obtained. Non-recourse subsidiaries are not subject to certain of the negative covenants. The EIB R&D&i 2007 Credit Facility also contains other affirmative covenants such as the execution of the Project as described in the EIB R&D&i 2007 Credit Facility, the maintenance of the installations and materials of the Project, the exploitation of the Project, mandatory periodic reporting of financial and other information or the notification upon the occurrence of any event of default.

Change of Control

        The change of control provision is substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Events of Default

        The events of default are substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Loan with the European Investment Bank, October 1, 2007

Overview

        On October 1, 2007, we entered into a credit facility agreement (the "EIB 2007 Credit Facility Agreement") with the European Investment Bank for an amount of €60 million of borrowing availability which we received on October 8, 2007. The commitments under the EIB 2007 Credit Facility Agreement mature on August 3, 2014. The EIB 2007 Credit Facility Agreement is governed by Spanish law. As of December 31, 2013, €60 million were outstanding under the EIB 2007 Credit Facility Agreement and a total of €109 million was outstanding between the EIB R&D&i 2007 Credit Facility and the EIB 2007 Credit Facility Agreement.

Purpose

        All funds drawn down under the EIB 2007 Credit Facility Agreement are required to be used exclusively for financing an investment program in the R&D&i field of our main business areas.

Borrowers

        Abengoa is the original borrower under the EIB 2007 Credit Facility Agreement.

Guarantees

        On October 1, 2007, pursuant to the EIB 2007 Credit Facility Agreement, the Instituto de Crédito Oficial, Caja de Ahorros y Pensiones de Barcelona, and Caja de Ahorros del Mediterráneo (the "Guarantors") and the European Investment Bank, entered into a personal guarantee agreement (the "Bank Guarantee Agreement") whereby the Instituto de Crédito Oficial and Caja de Ahorros y Pensiones de Barcelona committed each to guarantee 33.3333333333% of our monetary obligations vis-à-vis the European Investment Bank under the Credit Facility Agreement, while Caja de Ahorro del Mediterráneo committed to guarantee 33.3333333334%. The Bank Guarantee Agreement is governed by Spanish law.

        On October 1, 2007, we (as "Counter Guarantor") and the same guarantors as those in the 2012 Forward Start Facility Agreement guaranteed the Guarantors.

        Covenants and events of Guarantors release under the Counter-guarantee Agreement are substantially similar to the provisions contained under 2010 Forward Start Facility Agreement.

Guarantor Coverage Test

        The guarantor coverage test is substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Security

        In the event that we or the Joint and Several Guarantors breach the Counter Guarantee Agreement or diminish the solvency on the basis of which the Guarantors entered into such Agreement, the Counter Guarantee Agreement provides for the constitution of pledges over (i) listed securities, securing the maximum amount of principal guaranteed by the Guarantors under the Bank Guarantee Agreement; or (ii) credit rights of the Counter Guarantor (i.e., Abengoa) over a cash deposit in a bank to be determined by the Guarantors in an amount equal to the one determined in the Bank Guarantee Agreement. The following, inter alia, are considered breaches of the Counter Guarantee Agreement or as an event of diminution of our solvency and/or the Joint and Several Guarantors: failure to make any payment under the Counter Guarantee Agreement; breach of the Net Debt to Consolidated EBITDA ratio (as defined in the Counter Guarantee Agreement); and certain bankruptcy events or cross defaults resulting in early repayments equal to or over €3 million in total.

Amount and Repayment of Borrowings

        Subject to a required prepayment, the principal drawn down under the EIB 2007 Credit Facility Agreement is repayable in a single installment on August 3, 2014.

        We are obligated to make an early repayment, inter alia, if the cost of the R&D&i program (the "Project") is reduced to an amount which causes the Financing (each as defined in the EIB 2007 Credit Facility Agreement) of the European Investment Bank to account for more than 75% of the total cost of the Project, upon a change of control of Abengoa (see infra Change of Control section), or if certain conditions or circumstances affect the Guarantors (for example, if the Guarantors cease being an accepted guarantor under the EIB 2007 Credit Facility Agreement or if they breach their obligations with the European Investment Bank under the Bank Guarantee Agreement).

        The interest payable under the EIB 2007 Credit Facility Agreement shall be paid during each successive Interest Period (as defined in the EIB 2007 Credit Facility Agreement), namely on February 3, May 3, August 3 and November 3 of each year.

        All amounts outstanding under the EIB 2007 Credit Facility Agreement must be repaid in full on August 3, 2014.

Interest Rates and Fees

        The annual interest rate on borrowings is calculated based on EURIBOR for three month deposits (as calculated in the EIB 2007 Credit Facility Agreement), plus a 0.043% margin.

Covenants

        Under the Counter Guarantee Agreement, as of the end of each annual and semi-annual Consolidated Financial Statement period, our Net Debt to Consolidated EBITDA ratio (as defined in the Counter Guarantee Agreement) must be equal to or below 3.50.

        Subject in each case to certain exceptions, the EIB 2007 Credit Facility Agreement contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees, on the disposal of assets, on a change of business and on the incurrence of certain type of debt by certain subsidiaries. Furthermore, we must retain directly or indirectly at least 50% of the share capital of Befesa Medio Ambiente, S.L. and Abengoa Bioenergía, S.A. Consequently, the Befesa Sale required the consent of the European Investment Bank and such consent was obtained. Non-recourse subsidiaries are not subject to certain of the negative covenants. The EIB 2007 Credit Facility Agreement also contains affirmative covenants, such as the execution of the Project as described in the EIB 2007 Credit Facility Agreement, the maintenance of the installations and materials of the Project, the exploitation of the Project, mandatory periodic reporting of financial and other information and the notification upon the occurrence of any event of default.

Change of Control

        The change of control provision is substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Events of Default

        The events of default are substantially similar to the provision contained in the 2010 Forward Start Facility Agreement.

Swedish Export Buyer Credit Agreement

Overview

        On March 2, 2010, Instalaciones Inabensa S.A. entered into a Swedish export buyer credit agreement (the "Swedish Credit Agreement") with a group of lenders. The Swedish Credit Agreement provides, among other things, for borrowings of up to €247,730,631. The commitments under the Swedish Credit Agreement mature on October 31, 2020. On December 10, 2010, the Swedish Credit Agreement was increased in the amount of €128,759,382. The Swedish Credit Agreement is governed by Swedish law. As of December 31, 2013, €319 million was outstanding under the Swedish Credit Agreement.

Purpose

        All amounts borrowed by Instalaciones Inabensa S.A. under the Swedish Credit Facility Agreement shall be applied to finance 100% of the EKN Premium (as defined in the Swedish Credit Facility Agreement) up to a maximum of €13,030,631, 100% of the costs of Eligible Goods and Services, as defined in the Swedish Credit Agreement, consisting primarily of rectifier and inverter stations up to a maximum aggregate amount of €222.7 million and 100% of the interest incurred under the Swedish Credit Agreement up to a maximum of €12 million.

Borrower

        The original borrower under the Swedish Credit Agreement is Instalaciones Inabensa S.A.

Guarantee

        The Swedish Credit Agreement is guaranteed on a senior basis by Abengoa.

Security

        The obligations under the Swedish Credit Agreement are not secured.

Amount and Repayment of Borrowings

        The borrower shall repay the loans made to it under the Swedish Credit Agreement in seventeen equal semi-annual installments. Any amount outstanding on October 31, 2020 shall be repaid in full on that date.

Interest Rates and Fees

        The annual interest rate on borrowings is EURIBOR plus a margin. The annual interest rate on borrowings is calculated based on EURIBOR, plus a margin. The all-in cost is EURIBOR plus 2.85%. Interest payments on each loan made under the Swedish Credit Agreement shall be made on the last day of the six-month period following the utilization date for that loan and every other successive interest period for that loan shall have a six month duration.

Covenants

        Availability of amounts under the Swedish Credit Agreement is subject to compliance with a financial covenant. As of the end of each financial year, the Debt Ratio (as such term is defined in the Swedish Credit Agreement) should not exceed 3.00. Net Financial Debt and EBITDA (which are components of the Debt Ratio) shall be calculated and interpreted on a consolidated basis in accordance with the GAAP applicable to our audited consolidated financial statements which shall be expressed in euros.

        Subject in each case to certain exceptions, the Swedish Credit Agreement also contains negative covenants and restrictions, including, among other things, restrictions on the granting of security, restrictions on the provision of loans and guarantees, restrictions on the disposal of assets and restrictions on a change of business. The Swedish Credit Agreement also contains affirmative covenants such as for the mandatory periodic reporting of financial and other information and for notification upon the occurrence of any default and certain other events.

Change of Control

        The Guarantor may not sell, lease, transfer or otherwise dispose of any shares or capital shares representing the capital or the Borrower unless such disposition does not result in a Change of Control (as defined in the Swedish Credit Agreement). Any disposal by means of granting security, granting an option or similar arrangements which may if realized and/or exercised result in a Change of Control shall not be permitted.

Events of Default

        The Swedish Credit Agreement contains provisions governing certain events of default, including a failure to make payment of the amounts due, defaults under other agreements evidencing indebtedness over a certain threshold, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect on us, certain bankruptcy events, a cessation of business and the loss of control over any Guarantor except in compliance with the Swedish Credit Agreement. The occurrence of an event of default could result in the acceleration of payment obligations under the Swedish Credit Agreement.

Second Swedish Credit Agreement

Overview

        On August 11, 2010, our subsidiary Abener Energía S.A. entered into a Second Swedish Credit Agreement (the "Second Swedish Credit Agreement") which was amended on October 19, 2010, May 4,

2011 and January 25, 2012. The Facility Framework Agreement provides, among other things, for borrowings of up to €299,253,894. Sixteen individual loan agreements have been borrowed under the Second Swedish Credit Agreement amounting to €269,365,984 maturing between 2018 and 2022. The Second Swedish Credit Agreement is governed by English law. As of December, 31, 2013 €331 million was outstanding under the Second Swedish Credit Agreement.

Purpose

        All amounts borrowed by Abener Energía S.A. under the Second Swedish Credit Agreement shall be applied to 100% of the EKN Premium (as defined in the Second Swedish Credit Agreement), 100% of the costs of Eligible Goods and Services (as defined in the Second Swedish Credit Agreement), 100% of the local costs and up to a maximum of 30% of imported costs.

Guarantee

        We guarantee the Second Swedish Credit Agreement on a senior basis.

Amount and Repayment of Borrowings

        The borrower shall repay the loans made to it under the Second Swedish Credit Agreement in seventeen equal semi-annual installments. Any amount outstanding on the Final Maturity Date (as defined in the Second Swedish Credit Agreement) shall be repaid in full on that date.

Interest Rates and Fees

        The annual interest rate on borrowings is calculated based on EURIBOR, plus a margin. The all-in cost is EURIBOR plus 2.85%. Interest payments on each loan made under the Second Swedish Credit Agreement shall be made on the last day of the six-month period following the utilization date for that loan and every other successive interest period for that loan shall have six-month duration.

Covenants

        Availability of amounts under the Second Swedish Credit Agreement is subject to compliance with a financial covenant. The Debt Ratio (as such term is defined in the Second Swedish Credit Agreement) should be equal to or less than 3.00, as of the end of each annual and semi-annual Consolidated Financial Statement period. Net Financial Debt and Consolidated EBITDA shall be calculated and interpreted on a consolidated basis in accordance with the GAAP applicable to our audited consolidated financial statements which shall be expressed in euros.

        Subject in each case to certain exceptions, the Second Swedish Credit Agreement also contains negative covenants and restrictions, including, among other things, restrictions on the granting of security, restrictions on the provision of loans and guarantees, restrictions on the disposal of assets and restrictions on a change of business. The Second Swedish Credit Agreement also contains affirmative covenants such as for the mandatory periodic reporting of financial and other information and for notification upon the occurrence of any default and certain other events.

Change of Control

        The Guarantor may not sell, lease, transfer or otherwise dispose of any shares or capital shares representing the capital or the Borrower unless such disposition does not result in a Change of Control (as defined in the Second Swedish Credit Agreement). Any disposal by means of granting security, granting an option or similar arrangements which may if realized and/or exercised result in a Change of Control shall not be permitted.

Events of Default

        The Second Swedish Credit Agreement contains provisions governing certain events of default, including a failure to make payment of the amounts due, defaults under other agreements evidencing indebtedness over a certain threshold, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect on us, certain bankruptcy events, a cessation of business and the loss of control over any Guarantor or Abengoa Solar except in compliance with the Second Swedish Credit Agreement. The occurrence of an event of default could result in the acceleration of payment obligations under the Second Swedish Credit Agreement.

Convertible Notes due 2014

Overview

        On July 24, 2009, Abengoa issued €200 million aggregate principal amount of 6.875% Senior Unsecured Convertible Notes due 2014 (the "2014 Convertible Notes"). Deutsche Bank AG, London Branch acted as fiscal agent and paying, transfer and conversion agent, Deutsche Bank Luxembourg S.A. acted as registrar and Deutsche Bank, S.A.E. acted as commissioner. The 2014 Convertible Notes are governed by English law. The terms and conditions of the 2014 Convertible Notes were amended in December 2012.

        On January 17, 2013, the Company bought back €99.9 million principal amount of 2014 Convertible Notes, leaving €100.1 million aggregate principal amount outstanding as of the date of this annual report.

Ranking

        The 2014 Convertible Notes are direct, unconditional, unsubordinated and unsecured obligations of the Company ranking pari passu and ratably, without any preference among themselves, and equally with all our other existing and future unsecured and unsubordinated indebtedness, but, in the event of winding-up, save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Guarantees

        The obligations under the 2014 Convertible Notes are not guaranteed.

Interest Rates, Payment Dates and Maturity

        The 2014 Convertible Notes bear interest at 6.875% per annum. Interest on the 2014 Convertible Notes is payable semi-annually in arrears in equal installments on January 24 and July 24 of each year. The 2014 Convertible Notes will mature on July 24, 2014.

Conversion

        The 2014 Convertible Notes are convertible into fully paid Class A shares or Class B shares of Abengoa credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price and adjusted upon the occurrence of certain events, including, among others, the change in our share capital or the issuance of certain securities by us. The conversion price was initially set at €21.12 per ordinary share of Abengoa and adjusted upon the occurrence of certain events, including, among others, the change in our share capital or the issuance of certain securities by us. In July 2012, the conversion price was adjusted to €20.84 per ordinary share of the Company following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). The conversion price was adjusted to €4.17 per share of Abengoa due to the distribution of Class B shares as approved by the Extraordinary General Shareholders' Meeting of Abengoa held on September 30, 2012. The conversion price was further adjusted to €3.81 per share of Abengoa as a result of the capital increase.

        The 2014 Convertible Notes are only convertible during the conversion period beginning on and including September 3, 2009 and ending on and including July 16, 2014, subject to certain adjustments. However, should we redeem the 2014 Convertible Notes, the conversion period will end on the seventh Trading Day (as defined therein) before the date fixed for redemption.

Optional Redemption by Abengoa

        We may redeem all the 2014 Convertible Notes in whole, but not in part, at the principal amount, together with accrued and unpaid interest to such date, under the following circumstances:

  •
  if, at any time after August 8, 2012, the value of the principal amount of €50,000 of the 2014 Convertible Notes exceeds €65,000 according to a certain method of valuation described therein; or

  •
  if holders of the 2014 Convertible Notes constituting 85% of the nominal amount of the 2014 Convertible Notes originally issued have been exercised and/or purchased and/or redeemed; or

  •
  at any time between 60 and 150 days after the occurrence of either: (i) a tender offer made in accordance with Spanish law and regulations to all of our shareholders (other than the offeror or persons acting with the offeror) to acquire all or any of our Class A shares or Class B shares where the offeror will obtain control (as defined therein) immediately following the tender offer (the "2014 Convertible Notes Tender Offer Triggering Event"); or (ii) the acquisition of 80% of our voting shares by Inversión Corporativa IC, S.A. and/or any person or persons controlled by Inversión Corporativa IC, S.A.

Optional Redemption by the Noteholders

        The holders of the 2014 Convertible Notes will have the right to require Abengoa to redeem the 2014 Convertible Notes upon the occurrence of a 2014 Convertible Notes Tender Offer Triggering Event or if Inversión Corporativa IC, S.A. and/or any person or persons controlled by Inversión Corporativa IC, S.A. acquires 80% of our voting shares.

Covenants

        We are restricted from taking certain actions while the conversion right attached to the 2014 Convertible Notes remains exercisable, including, among others, the issuance of certain securities, the modification of certain rights attached to our shares, the reduction of our share capital and the creation of certain liens, mortgages, pledges or security interests.

        We are also obligated to undertake certain actions while the conversion right attached to the 2014 Convertible Notes remains exercisable, including, among others, to reasonably endeavor to have the 2014 Convertible Notes and the shares issued upon conversion of the 2014 Convertible Notes admitted to listing and to trading on the relevant stock exchanges.

Events of Default

        The 2014 Convertible Notes contain provisions governing certain events of default, including, among others, failure to make payment of principal, premium or interest on the 2014 Convertible Notes, certain failures to perform or to observe any other obligation under the 2014 Convertible Notes, certain other indebtedness of ours or a Material Subsidiary (as defined therein) becoming due and payable prior to its stated maturity otherwise than at our option or that of a Material Subsidiary, the failure to pay certain indebtedness or judgments and our bankruptcy or insolvency or that of a Material Subsidiary. The occurrence of any of the events of default in the 2014 Convertible Notes would permit the acceleration of all obligations outstanding under the 2014 Convertible Notes.

Convertible Notes due 2017

Overview

        On February 3, 2010, the Company issued €250 million aggregate principal amount of 4.5% notes due 2017 (the "2017 Convertible Notes"). Deutsche Bank AG, London Branch acted as fiscal agent and principal paying agent and Deutsche Bank, S.A.E. acted as commissioner. The 2017 Convertible Notes are governed by English law. The terms and conditions of the 2017 Convertible Notes were amended in December 2012.

Ranking

        The 2017 Convertible Notes have the same ranking as the 2014 Convertible Notes.

Guarantees

        The obligations under the 2017 Convertible Notes are not guaranteed.

Interest Rates, Payment Dates and Maturity

        The 2017 Convertible Notes bear interest at 4.5% per annum. Interest on the 2017 Convertible Notes is payable semi-annually in arrears in equal installments on February 3 and August 3 of each year, commencing on August 3, 2010. The 2017 Convertible Notes will mature on February 3, 2017.

Conversion

        The 2017 Convertible Notes are convertible into fully paid Class A shares or Class B shares of Abengoa credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price and adjusted upon the occurrence of certain events, including, among others, the change in our share capital or the issuance of certain securities by us. The conversion price was initially set at €30.27 per ordinary share of Abengoa and adjusted upon the occurrence of certain events, including, among others, the change in our share capital or the issuance by us of certain securities. In July 2012, the conversion price was adjusted to €29.87 per ordinary share of the Company following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). The conversion price was adjusted to €5.97 per share of Abengoa due to the distribution of Class B shares as approved by the Extraordinary General Shareholders' Meeting of Abengoa held on September 30, 2012. The conversion price has been further adjusted to €5.45 per share of Abengoa as a result of the capital increase.

        The 2017 Convertible Notes are only convertible during the conversion period beginning on and including March 16, 2010 and ending on and including January 23, 2017, subject to certain adjustments. However, should we redeem the 2017 Convertible Notes the conversion period will end on the ninth Trading Day (as defined therein) before the date fixed for redemption.

Optional Redemption by Abengoa

        We may redeem all the 2017 Convertible Notes in whole, but not in part, at the principal amount, together with accrued and unpaid interest to such date, in the following circumstances:

  •
  if, at any time after February 24, 2013, the value of the principal amount of €50,000 of the 2017 Convertible Notes exceeds € 65,000 according to a certain method of valuation described therein; or

  •
  if, at any time, holders of the 2017 Convertible Notes constituting 85% of the nominal amount of the 2017 Convertible Notes originally issued have been exercised and/or purchased and/or redeemed; or

  •
  at any time between 60 and 150 days after the occurrence of either: (i) a tender offer made in accordance with Spanish law and regulations to our shareholders (other than the offeror or persons acting with the offeror) to acquire all or any of our Class A shares or Class B shares where the offeror will obtain control (as defined therein) of Abengoa immediately following the tender offer (the "2017 Convertible Notes Tender Offer Triggering Event"); or (ii) the acquisition of 80% of our voting shares by Inversión Corporativa IC, S.A. and/or any person or persons controlled by Inversión Corporativa IC, S.A.

Optional Redemption by the Noteholders

        The holders of the 2017 Convertible Notes will have the right to require us to redeem the 2017 Convertible Notes upon the occurrence of a 2017 Convertible Notes Tender Offer Triggering Event or if Inversión Corporativa IC, S.A. acquires 80% of our voting shares.

        On February 3, 2015, holders of the 2017 Convertible Notes will have the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date.

Covenants

        The 2017 Convertible Notes have the same covenants as the 2014 Convertible Notes.

Events of Default

        The 2017 Convertible Notes have the same events of default provisions as the 2014 Convertible Notes.

Notes due 2015

Overview

        On December 1, 2009, we issued €300 million aggregate principal amount of 9.625% Notes due 2015 (the "2015 Notes"). Deutsche Bank AG, London Branch acted as fiscal agent and principal paying agent and Deutsche Bank, S.A.E. acted as commissioner. The 2015 Notes are governed by English law.

Ranking

        The 2015 Notes are direct, unconditional, unsubordinated and unsecured obligations ranking at least equally, without any preference among themselves, with all of our other present and future unsecured and unsubordinated obligations, save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2015 Notes bear interest at 9.625% per annum. Interest on the 2015 Notes is payable semi-annually in arrears in equal installments on June 1 and December 1 of each year. The 2015 Notes will mature on February 25, 2015.

Guarantees

        The payment of all sums payable by us under the 2015 Notes are unconditionally and irrevocably guaranteed on a joint and several basis by certain subsidiaries (collectively, the "2015 Notes Guarantors") which are, Abeinsa Ingeniería y Construcción Industrial S.A., Abencor Suministros S.A., Abener Energía S.A., Abengoa Bioenergía S.A., Abengoa Bioenergy Company, LLC, Abengoa Bioenergy New Technologies, Inc., Abengoa Bioenergy of Nebraska, LLC, Abengoa Bioenergy Trading Europe, B.V., Abengoa Solar, S.A., Abengoa México S.A. de C.V., Abengoa Solar España, S.A., Abentel Telecomunicaciones S.A., Abentey Gerenciamento de Projectos de Engenharia e Construções, ltda, ASA Investment Brasil ltda, Abeinsa Infraestructuras de Medio Ambiente, S.A., ASA Desulfuración S.A., Bioetanol Galicia, S.A., Construcciones Metálicas Mexicanas COMEMSA, S.A. de C.V., Ecoagrícola S.A., Europea de Construcciones Metálicas, S.A:,

Inabensa Rio ltda, Instalaciones Inabensa S.A., Negocios Industriales y Comerciales S.A., Nicsamex, S.A. de C.V., Teyma Gestión de Contratos de Construcción e Ingeniería, S.A., Teyma Internacional, S.A., Teyma USA & Abener Engineering and Construction Services General Partnership, Abener Teyma Hugoton General Partnership, Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264 S.A. de C.V. and Teyma Uruguay ZF S.A. The obligations of each 2015 Notes Guarantor under its guarantee constitute (or will constitute) direct, unconditional, unsubordinated and unsecured obligations of such 2015 Notes Guarantor ranking at least equally with all other present and future unsecured and unsubordinated obligations of such 2015 Notes Guarantor.

        If two rating agencies assign the 2015 Notes an Investment Grade Rating, as defined therein (the "2015 Notes Rating Release Event"), and no event of default under the 2015 Notes has occurred and is continuing, each of the 2015 Notes Guarantors will be released from its obligations under its guarantee. If certain other events constituting a release event occur with respect to a 2015 Notes Guarantor and no event of default has occurred and is continuing, the relevant 2015 Notes Guarantor will be released from its obligations under its guarantee.

Optional Redemption by the Noteholders

        Upon the occurrence of certain Change of Control events (as defined therein), each holder of the 2015 Notes may require us to redeem or purchase the Notes, in whole or in part, at 101% of their principal amount, plus accrued and unpaid interest up to the date of such redemption or purchase.

Covenants

        The 2015 Notes contain covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to:

  •
  incur additional indebtedness;

  •
  make restricted payments, including dividends or other distributions;

  •
  create certain liens; and

  •
  sell assets.

        These covenants are subject to important exceptions and qualifications. If a Rating Release Event occurs (as defined therein), we and our subsidiaries will be released from their respective obligations under certain of these covenants.

Events of Default

        The 2015 Notes have the same events of default provisions as the 2014 Convertible Notes.

Notes due 2016

Overview

        On March 31, 2010, we issued €500 million aggregate principal amount of 8.50% Notes due 2016 (the "2016 Notes"). Deutsche Bank AG, London Branch acted as fiscal agent and principal paying agent and Deutsche Bank, S.A.E. acted as commissioner. The 2016 Notes are governed by English law.

Ranking

        The 2016 Notes are our direct, unconditional, unsubordinated and unsecured obligations ranking at least equally, without any preference among themselves, with all our other present and future unconditional unsubordinated and unsecured obligations, save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2016 Notes bear interest at 8.50% per annum. Interest on the 2016 Notes is payable semi-annually in arrears on March 31 and September 30 of each year. The 2016 Notes will mature on March 31, 2016.

Guarantees

        The 2016 Notes have the same guarantee provisions as the 2015 Notes.

Optional Redemption by Abengoa

        We may redeem the 2016 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2016 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; or (ii) the excess, if any, of the present value at such redemption date of the redemption price of such 2016 Notes at March 31, 2016 (excluding accrued but unpaid interest to such redemption date), discounted with the Benchmark Yield (as defined therein) plus 75 basis points, over the principal amount of such 2016 Notes on such redemption date.

        In addition, in the event that we become obligated to pay additional amounts (as defined therein) to holders of the 2016 Notes as a result of changes affecting withholding taxes applicable to payments on the 2016 Notes, we may redeem the 2016 Notes in whole but not in part at any time at the principal amount of the 2016 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2016 Notes have the same optional redemption by the noteholder provision as the 2015 Notes.

Covenants

        The 2016 Notes have the same covenants as the 2015 Notes.

Events of Default

        The 2016 Notes have the same events of default provisions as the 2015 Notes.

Notes due 2017

Overview

        On October 28, 2010, our direct wholly owned subsidiary Abengoa Finance S.A.U. issued $650 million aggregate principal amount of 8.875% Senior Notes due 2017 (the "2017 Notes"). Deutsche Trustee Company Limited acted as trustee and Deutsche Bank Trust Company Americas acted as paying agent, transfer agent and registrar. The 2017 Notes are governed by New York law.

Ranking

        The 2017 Notes are senior obligations of Abengoa Finance S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2017 Notes bear interest at 8.875% per annum. Interest on the 2017 Notes is payable semi-annually in arrears on May 1 and November 1 of each year. The 2017 Notes will mature on November 1, 2017.

Guarantees

        The payment of all sums payable by us under the 2017 Notes are unconditionally and irrevocably guaranteed on a joint and several basis by certain entities (collectively, the "2017 Notes Guarantors") which are, Abengoa, S.A., Abeinsa Ingeniería y Construcción Industrial S.A., Abencor Suministros S.A., Abener Energía S.A., Abengoa Bioenergía S.A., Abengoa Bioenergy Company, LLC, Abengoa Bioenergy New Technologies, Inc., Abengoa Bioenergy of Nebraska, LLC, Abengoa Bioenergy Trading Europe, B.V., Abengoa Solar S.A., Abengoa México S.A. de C.V., Abengoa Solar España, S.A., Abentel Telecomunicaciones S.A., Abentey Gerenciamento de Projectos de Engenharia e Construções, ltda, ASA Investment Brasil ltda, Abeinsa Infraestructuras de Medio Ambiente, S.A., ASA Desulfuración S.A., Bioetanol Galicia, S.A., Construcciones Metálicas Mexicanas COMEMSA, S.A. de C.V., Ecoagrícola S.A., Europea de Construcciones Metálicas, S.A:, Inabensa Rio ltda, Instalaciones Inabensa S.A., Negocios Industriales y Comerciales S.A., Nicsamex, S.A. de C.V., Teyma Gestión de Contratos de Construcción e Ingeniería, S.A., Teyma Internacional, S.A., Teyma USA & Abener Engineering and Construction Services General Partnership, Abener Teyma Hugoton General Partnership; Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264 S.A. de C.V. and Teyma Uruguay ZF S.A.

        The 2017 Notes have the same guarantee provisions as the 2015 Notes.

Optional Redemption by Abengoa

        Abengoa Finance S.A.U. may redeem the 2017 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2017 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; or (ii) the excess, if any, of the present value at such redemption date of the redemption price of such 2017 Notes at November 1, 2017 (excluding accrued but unpaid interest to such redemption date), discounted with the Treasury Rate (as defined therein) plus 50 basis points, over the principal amount of such 2017 Notes on such redemption date.

        In addition, in the event that Abengoa Finance S.A.U. becomes obligated to pay additional amounts (as defined therein) to holders of the 2017 Notes as a result of changes affecting withholding taxes applicable to payments on the 2017 Notes, Abengoa Finance S.A.U. may redeem the 2017 Notes in whole but not in part at any time at the principal amount of the 2017 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2017 Notes have the same optional redemption by the noteholder provision as the 2015 Notes.

Covenants

        The 2017 Notes covenants which are similar to the covenants in the 2015 Notes.

Events of Default

        The 2017 Convertible Notes contain provisions governing certain events of default, including, among others, failure to make payment of principal, premium or interest on the 2017 Convertible Notes, certain failures to perform or to observe any other obligation under the 2017 Convertible Notes, certain other indebtedness of the Material Subsidiary (as defined therein) becoming due and payable prior to its stated maturity otherwise than at our option or that of a Material Subsidiary, the failure to pay certain indebtedness or judgments and our bankruptcy or insolvency or that of a Material Subsidiary. The occurrence of any of the events of default in the 2017 Convertible Notes would permit the acceleration of all obligations outstanding under the 2017 Convertible Notes.

        Subsequent to December 31, 2012, we completed two additional financings as follows:

Convertible Notes due 2019

Overview

        On January 17, 2013, the Company issued €400 million aggregate principal amount of 6.25% notes due 2019 (the "2019 Convertible Notes"). Deutsche Bank AG, London Branch acted as fiscal agent and principal paying agent and Deutsche Bank, S.A.E. acted as commissioner. The 2019 Convertible Notes are governed by English law.

Ranking

        The 2019 Convertible Notes have the same ranking as the 2017 Convertible Notes and the 2014 Convertible Notes.

Guarantees

        The obligations under the 2019 Convertible Notes are not guaranteed.

Interest Rates, Payment Dates and Maturity

        The 2019 Convertible Notes bear interest at 6.25% per annum. Interest on the 2019 Convertible Notes is payable semi-annually in arrears in equal installments on January 17 and July 17 in each year, commencing on July 17, 2013. The 2019 Convertible Notes will mature on January 17, 2019.

Conversion

        The 2019 Convertible Notes are convertible into fully paid Class B shares of the Company credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was adjusted to €3.04 per share of Abengoa as a result of the capital increase.

Optional Redemption by the Issuer

        Following the occurrence of a Tender Offer Triggering Event, the holder of each 2019 Convertible Note will have the right to require the Issuer to redeem that 2019 Convertible Note on the Put Date at the Put Price (each as defined in the terms and conditions of the 2019 Convertible Notes), together with accrued interest to (but excluding) the Put Date.

        Following the occurrence of a Relevant Person Triggering Event, the holder of each 2019 Convertible Note will have the right to require the Issuer to redeem that 2019 Convertible Note on the Put Date at its principal amount together with accrued interest to (but excluding) the Put Date.

Covenants

        The 2019 Convertible Notes have substantially the same covenants as the 2014 Convertible Notes and the 2017 Convertible Notes.

Events of Default

        The 2019 Convertible Notes have the same events of default provisions as the 2014 Convertible Notes and the 2017 Convertible Notes.

Notes due 2018

        On February 5, 2013, our direct wholly owned subsidiary Abengoa Finance S.A.U. issued €250 million aggregate principal amount of 8.875% Senior Notes due 2018 (the "Senior Unsecured Notes due 2018"). On October 3, 2013 and November 5, 2013, Abengoa Finance S.A.U. issued €250 million and €50 million, respectively, of additional notes (together with the Senior Unsecured Notes due 2013, the "2018 Notes"). Deutsche Trustee Company Limited acted as trustee, Deutsche Bank AG, London Branch, acted as paying agent and Deutsche Bank Luxembourg S.A., acted as transfer agent and registrar. The 2018 Notes are governed by New York law.

Ranking

        The 2018 Notes are senior obligations of Abengoa Finance S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2018 Notes bear interest at 8.875% per annum. Interest on the 2018 Notes is payable semi-annually in arrears on February 5 and August 5 of each year. The 2018 Notes will mature on February 5, 2018.

Guarantees

        The payment of all sums payable by us under the 2018 Notes are unconditionally and irrevocably guaranteed on a joint and several basis by certain entities (collectively, the "2018 Notes Guarantors") which are, Abengoa, S.A., ASA Desulfuración, S.A., ASA Investment Brasil Ltda., Abeinsa, Ingeniería y Construcción Industrial, S.A., Abencor Suministros, S.A., Abener Energía, S.A., Abengoa México, S.A. de C.V., Abentel Telecomunicaciones, S.A., Abentey Gerenciamento de Projetos de Engenharia e Construções Ltda., Abeinsa Infraestructuras Medio Ambiente, S.A., Inabensa Rio Ltda., Instalaciones Inabensa, S.A., Negocios Industriales y Comerciales, S.A., Nicsamex, S.A. de C.V., Teyma Gestión de Contratos de Construcción e Ingeniería, S.A., Teyma Internacional, S.A., Abener Teyma Hugoton General Partnership, Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264, S.A. de C.V., Teyma Uruguay ZF S.A., Teyma USA & Abener Engineering and Construction Services General Partnership; Construcciones Metálicas Mexicanas Comemsa, S.A. de C.V., Abengoa Solar España, S.A., Europea de Construcciones Metálicas, S.A., Abengoa Solar, S.A., Abengoa Bioenergía, S.A., Abengoa Bioenergy Company, LLC, Abengoa Bioenergy New Technologies, LLC, Abengoa Bioenergy of Nebraska, LLC, Abengoa Bioenergy Trading Europe B.V., Bioetanol Galicia, S.A., and Ecoagrícola, S.A.

Optional Redemption by Abengoa

        Abengoa Finance S.A.U. may redeem all or part of the 2018 Notes at any time at a redemption price equal to 100% of the principal amount of the 2018 Notes redeemed, plus the applicable redemption premium, plus accrued and unpaid interest, if any, and additional amounts, if any.

Optional Redemption by the Noteholders

        The 2018 Notes have the same optional redemption by the noteholder provision as the 2017 Notes.

Covenants

        The 2018 Notes covenants are similar to the covenants in the 2017 Notes.

Events of Default

        The 2018 Notes contain provisions governing certain events of default, including, among others, failure to make payment of principal, premium or interest on the 2018 Notes, certain failures to perform or to observe any other obligation under the 2018 Notes, certain other indebtedness of the Material Subsidiary (as defined therein) becoming due and payable prior to its stated maturity otherwise than at our option or that of a Material Subsidiary, the failure to pay certain indebtedness or judgments and our bankruptcy or insolvency or that of a Material Subsidiary. The occurrence of any of the events of default in the 2018 Notes would permit the acceleration of all obligations outstanding under the 2018 Notes.

Notes due 2020

Overview

        On December 13, 2013, our direct wholly owned subsidiary Abengoa Finance S.A.U. issued $450 million aggregate principal amount of 7.75% Senior Notes due 2020 (the "Senior Unsecured Notes due 2020"). Deutsche Trustee Company Limited acted as trustee and Deutsche Bank Trust Company Americas acted as paying agent,transfer agent and registrar. The 2020 Notes are governed by New York law.

Ranking

        The 2020 Notes are senior obligations of Abengoa Finance S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2020 Notes bear interest at 7.75% per annum. Interest on the 2020 Notes is payable semi-annually in arrears on August 1 and February 1 of each year. The 2020 Notes will mature on February 1, 2020.

Guarantees

        The 2020 Notes have the same guarantee provisions as the 2017 Notes.

Optional Redemption by Abengoa

        Abengoa Finance S.A.U. may redeem the 2020 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2020 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; or (ii) the excess, if any, of the present value at such redemption date of the redemption price of such 2020 Notes at February 1, 2020 (excluding accrued but unpaid interest to such redemption date), discounted with the Bund rate (as defined therein) plus 50 basis points, over the principal amount of such 2020 Notes on such redemption date.

        In addition, in the event that Abengoa Finance S.A.U. becomes obligated to pay additional amounts (as defined therein) to holders of the 2020 Notes as a result of changes affecting withholding taxes applicable to payments on the 2020 Notes, Abengoa Finance S.A.U. may redeem the 2020 Notes in whole but not in part at any time at the principal amount of the 2020 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2020 Notes have the same optional redemption by the noteholder provision as the 2017 Notes.

Covenants

        The 2020 Notes covenants which are similar to the covenants in the 2015 Notes.

Events of Default

        The 2020 Notes have the same events of default provisions as the 2015 Notes.

Repayment Schedule

        The repayment schedule of our corporate debt with respect to the bank finance portion thereof, as of December 31, 2013, is as follows:

	One Year or Less	Between One and Two Years	Between Two and Three Years	Between Three and Four Years	Subsequent
	(€ in millions)
Syndicated Loans and 2010 Forward Start Facility and 2012 Forward Start Facility	240.8	505.1	675.8	—	—
Loan with Official Credit Institute	51.5	49.9	49.9	—	—
Loan with the European Investment Bank (R&D&i)	109.1	—	—	—	—
Abener Energía S.A. Financing	74.0	61.7	41.8	34.8	119.1
Instalaciones Inabensa, S.A. Financing	70.9	59.7	55.1	54.5	78.7
Other loans	90.4	30.5	10.1	18.3	114.1

Total	636.7	707.0	832.8	107.6	311.8

        The repayment schedule of our corporate debt with respect to the capital markets portion thereof, as of December 31, 2013, is as follows:

	One Year or Less	Between One and Two Years	Between Two and Three Years	Between Three and Four Years	Subsequent
	(€ in millions)
2014 Convertible Notes	100.1	—	—	—	—
2017 Convertible Notes	—	—	—	250	—
2019 Convertible Notes	—	—	—	—	400
2015 Notes	—	300	—	—	—
2016 Notes	—	—	500	—	—
2017 Notes	—	—	—	472.2	—
2018 Notes	—	—	—	—	550

2020 Notes	—	—	—	—	326.9

euro Commercial Paper Program (ECP)	104.9	—	—	—	—

Total	205.0	300	500	722.2	1,276.9

        The debt referenced in the table above is subject to fixed and floating interest rate payments, as described in the facilities or instruments thereto.

        At the corporate level we also incur purchase obligations for the purchase of goods or services that are enforceable and legally binding on us. These contractual commitments specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the appropriate timing of the transactions.

Non-Recourse Debt

        Compared to corporate debt, non-recourse debt has certain key advantages, including a clearly defined risk profile, lower funding costs, generally longer terms and its ability to enable higher leverage on a project company basis.

        We incur non-recourse debt either through special-purpose project companies that are established to finance multiple projects or businesses and in certain instances, special-purpose project companies established for a single project. In each case, the project company enters into the financing agreement directly with the relevant lender for a specific project. The basis of the financing agreement between the project company and lender details the allocation of the cash flows generated by the project and the amortization schedule of payments owed under the financing agreement. Under such arrangements, any claims against the assets of the project company are subordinated to those of the lender or lenders, if multiple projects have been financed through the project company, until the financing is repaid in full, but the lender or lenders only have recourse to the project company's assets and not to the shareholder of the project company or the sponsor of the project. Consequently, the cross-default provisions of Abengoa's borrowings do not apply to defaults of project companies, thus safeguarding the non-recourse nature of the project financings. We also incur non-recourse debt as corporate debt of a subsidiary of Abengoa, S.A. under which the holders of such debt do not have recourse to Abengoa, S.A. or any of its other subsidiaries.

        Our non-recourse debt contains customary financial covenants, including maintaining or exceeding certain financial ratios, and limitations on capital expenditures and additional debt.

        Our activities, in particular our Engineering and Construction activity, regularly operate as contractors or service providers to the project company to either construct or maintain the project for third-party owner or sponsor of the project and may also undertake certain obligations for the project company. Although we are usually required to provide credit and other support to the project company in relation to its trading activities (by way of performance bonds, guarantees or other commitments), we do not provide, with certain limited exceptions, any credit support for the repayment of the project company's debt obligations. We have, from time to time, provided guarantees of obligations of certain project companies incurred under working capital facilities of such project companies, other contingent obligations, and letters of credit or guarantees replacing amounts withdrawn by us from debt service reserve accounts held by project companies. These guarantees, letters of credit and other contingent liabilities have been incurred from time to time for reasons relating to the unique circumstances of the relevant project company or the history of its acquisition or development.

        The below table shows our non-recourse debt as of December 31, 2013. Non-recourse debt of projects under construction which were deconsolidated upon the application of IFRS 10 until their entry into operation is not included below. See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—IFRS 10 and 11"

As of December 31, 2013
(€ in millions)
Project Financing
Long-Term	584.8
Short-Term	5,736.1

Total	6,320.9

        The repayment schedule of our non-recourse debt, as of December 31, 2013, is as follows, and is generally in accordance with the projected cash flows of the related projects.

Total	Less than One Year	Between One and Three Years	Between Three and Five Years	More than Five Years
	(€ in millions)
6,320.9	584.8	653.4	596.0	4,486.7

C.  Research and Development

        R&D&i involves activities which continuously improve our processes and products, but also generating new future options with breakthrough technologies. R&D&i is undertaken by our activities in furtherance of the demands of our respective markets to provide the necessary competitive capacities for us on an ongoing basis. The goal of our R&D&i program is to provide innovative solutions for sustainability, create value over the long-term and continue to provide us with a competitive edge by focusing on reducing costs in our current technologies.

        We have continued to increase our efforts in R&D&i (despite the prolonging of the global financial crisis during this period), based on our strong belief that to improve current results and achieve real future benefits, such investment requires continuous input which should not be adversely affected by economic cycles.

        We have strengthened our presence, and in certain cases, our technological leadership, in various institutions, public forums and private forums in which cooperation is encouraged among large technology companies, and where the short- and long-term future of R&D&i is decided.

        We have undertaken R&D&i in accordance with the requirements identified for our markets. The majority of our projects are aligned with the research and development objectives of the public administrations of Spain (the Ministry of Industry and Energy), of Europe (under research and development framework programs) and of the United States (the DOE).

        We collaborate with some of the most reputable research centers in the world, such as the National Renewable Energy Laboratory in the United States, Deutsche Zentrum für Luft und Raumfahrt in Germany and Centro de Investigaciones Energéticas, Medioambientales y Tecnológicas in Spain. In addition, we have received substantial economic support from government entities such as the DOE and the European Union.

        During this period, we have made strategic investments in pioneering companies in the United States and Canada, developing and owning technologies which are defined as "high priority," such as new CSP plants, second generation biofuels, biorefineries and water treatment technologies, with the objective of enabling internationalization and the generation of value through these technologies in key emerging markets.

        In the years ended December 31, 2013, 2012 and 2011, our investment in R&D&i totaled €107.4 million, €91 million and €91 million, respectively, including investments in our recycling segment sold in June 2013. Of our investment in R&D&i, amounts expensed represented €6.5 million, €6.4 million and €26 million, respectively and amounts capitalized represented €101 million, €84 million, €62 million, respectively. Taking into account the investment in Khi Solar One, Hugoton, the waste-to-biofuels demonstration plant and the rest of our activities expensed or capitalized, total investment in R&D during 2013 amounted to €426.4 million. As of December 31, 2013, we have approximately 800 people engaged in R&D&i activities in different centers, mainly in Seville (Spain), Madrid (Spain), St. Louis, Missouri (United States) and Denver, Colorado (United States) and Montevideo (Uruguay).

        In solar-thermal technology, construction has begun on Khi Solar One, the world's first commercial plant using tower technology and superheated steam, in South Africa. The 50 MW plant is expected to come into operation at the end of 2014. In the area of biofuels, we have continued to construct the commercial bio-refinery plant in Hugoton, which will come into operation in the second quarter of 2014. The technology used in this plant has been developed and proven by us over the last ten years at our second-generation demonstration plant in Salamanca, Spain. A waste-to-biofuels demonstration plant has also been operated at the same complex, which is capable of obtaining second-generation biofuels from recovered municipal solid waste. In addition to this progress, we continue to develop various processes to obtain high value-added bio-products from biomass, such as a catalyst that has been patented that enables biobutanol to be produced from ethanol using a catalytic process. This technology offers us an additional advantage since it can be applied at our existing conventional biofuels facilities.

Abengoa Research

        Abengoa Research, created in February 2011, is engaged in technological research and development activities within the fields of energy and sustainable development. This research center, a forerunner in private research in Spain, is intended as a top-rank science and technology center, valorizing our accumulated knowledge by developing existing and future real applications. By engaging in R&D, Abengoa Research seeks to expand upon existing knowledge while generating new approaches, rooted in our scientific knowledge of the state of the art and the multidisciplinary skill sets of our human team.

        The company's specific objectives are akin to those of a research center but are tailored to Abengoa's strategy and geared towards the present and future business needs and interests of the company. This includes generating and exploiting patents and other intellectual and industrial property and conducting studies, preparing reports and performing scientific-technical projects.

        Projects to date have focused on the areas of research in which Abengoa is currently interested: solar power, bioenergy, water, waste, hydrogen, marine power, and so on. The center has also been working on an Abengoa-specific strategic technology agenda for the coming years in relation to the areas described above.

Engineering and Construction

        R&D&i is a strategic area in our Engineering and Construction activity for future planning. R&D&i activities are undertaken by a number of different Group entities through the investigation, development and application of new technologies which focus on combating climate change and contribute to sustainable development, including, inter alia:

  •
  reducing carbon dioxide and other greenhouse gas emissions in the construction sector;

  •
  developing hydrogen technology with pioneering R&D&i projects in the area of clean electricity generation through hydrogen batteries;

  •
  improving energy efficiency through the development of new technologies;

  •
  developing electrical storage systems to improve grids dispatchability reducing transport loses; and

  •
  investigating and innovating in the field of new renewable energy sources.

Concession-Type Infrastructures

        Our R&D&i in our Concession-Type Infrastructures activity is undertaken in partnership with numerous research institutes and universities in Spain and elsewhere.

        At our two research centers in Spain and the United States, the R&D&i team of our Concession-Type Infrastructures activity's Solar segment is involved in the research of high-temperature concentration of solar power and photovoltaic research. Our Solar segment has undertaken various R&D&i projects with the backing of the DOE, while also continuing to work on different projects within the Seventh Framework Program of the European Union, including the Solugas Consortium in collaboration with the Deutsche Zentrum für Luft und Raumfahrt and New Algerian Company, among others, and on the Innpacto projects against the backdrop of the Centro de Investigaciones Energéticas, Medioambientales y Tecnológicas programs in Spain. Our Solar segment R&D&i team also collaborates with leading research centers worldwide, including universities and technological institutes. The independent research centers with which the Solar segment's R&D&i team has worked include the National Renewable Energy Laboratory in the United States, Centro de Investigaciones Energéticas, Medioambientales y Tecnológicas in Spain and the Aerospace Centre in Germany. In addition to the Solúcar Platform, considered one of the world's leading centers in solar energy research, our Solar segment has increased its R&D&i capabilities with the inauguration of the Soland R&D center, with more than 3,500 m2 of labs. Our Solar segment's main R&D&i programs are focused on: increasing the efficiency of its CSP tower technology; reducing the components cost of its CSP through technology and high concentrated photovoltaic (HCPV); and increasing the dispatchability of our thermal storage technology.

        Our R&D&i in the Water segment is structured into three areas: desalination, water treatment and water cycle sustainability. The desalination area focuses on improving the efficiency of the reverse osmosis process and lowering our investment, operation and maintenance costs and is also engaged in the validation and conceptual design of a new and cost-effective remineralization process for desalination plants. The water treatment area seeks to optimize membrane-based water treatment processes so as to save energy and produce less sludge, develop sludge treatment and elimination technologies as supercritical oxidation. The water cycle sustainability area seeks to optimize energy use in water infrastructure, develop hydro power and marine energy capabilities, create sustainable water management models, and develop and apply sustainability criteria in the design of the water area's solutions. In addition, our Water segment's R&D&i team also collaborates with leading universities, institutes, and public bodies including Foundation Euskoiker, the School of Industrial Engineering in Bilbao (Spain), the Spanish Ministry of Industry, Tourism and Trade, the Ministry of Innovation and Science and the Center for Industrial Technological Development.

D.  Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.  Off-Balance Sheet Arrangements

        The total value of off-balance sheet arrangements and third-party guarantees increased by approximately €1,540.4 million, from €5,970.1 million as of December 31, 2012 to €7,510.5 million as of December 31, 2013. Such figure comprises (i) guarantees provided by financial institutions (bank bonds and surety insurance) for the benefit of third parties and (ii) the overall value of guarantees undertaken by the Group for the benefit of third parties.

        With respect to guarantees provided by financial institutions for the benefit of third parties, this subset comprises bank bonds and surety insurance directly deposited by such Group companies and those deposited by us to any company in the Group as guarantee to third parties (clients, financial entities, public entities and other third parties). Such commitments totaled €1,323.3 million as of December 31, 2013 compared to €1,541.3 million in December 31, 2012.

        With respect to guarantees provided by Group companies for the benefit of third parties, this subset comprises a range of declarations of intent and commitments undertaken by Group companies and us regarding group companies in support of their operations with third parties. Such guarantees totaled €6,187.3 million as of December 31, 2013 compared to €4,428.8 million as of December 31, 2012.

        For further discussion, see Note 23.1 to our Consolidated Financial Statements included elsewhere in this annual report.

F.  Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2013.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(Amounts in millions of euros)
Project Financing	6,321.0	584.8	1,249.4	742.3	3.744.5
Borrowings	2,596.0	636.7	1,539.8	215.2	204.3
Notes and Bonds	2,894.5	256.4	795.2	1,210.9	632.0
Financial Leases	40.0	12.9	12.3	1.6	13.2
Other loans and borrowings	123.7	13.1	62.8	39.4	8.4
Lease obligations	17.1	12.8	1.6	1.3	1.4
Purchase Obligations	1,172.6	1,034.0	117.8	1.3	19.5
Derivative financial instruments	215.2	28.7	29.3	8.4	148.8
Accrued Interest Estimate during the Useful Life of Loans	3,534.5	664.6	955.7	658.3	1,255.9

        We have contractual obligations to make future payments in connection with bank debt, notes and bonds and lease agreements. In addition, during the normal course of business, we enter into agreements where we commit to future purchases of goods and services from third parties.

        Project Financing refers to non-recourse loans obtained by certain Group entities dedicated to long-term projects for the development of integrated products. For more detailed information on Project Financing refer to Note 19 to our Consolidated Financial Statements.

        Borrowings include our long-term and short-term amounts outstanding, mainly under our syndicated loan agreement for €1,417 million. These obligations are more fully discussed in Note 20 to our Consolidated Financial Statements and in "—Liquidity and Capital Resources".

        Notes and Bonds refer to the carrying value of issuances made during 2009, 2010 and 2013, which are described in detail in "—Liquidity and Capital Resources" and in Note 20 to our Consolidated Financial Statements.

        Financial Leases includes obligations owed to third parties in connection with technical installations, machinery and other tangible assets acquired under finance lease agreements. The amount shown in the table above corresponds to the minimum lease payments.

        Other Loans and Borrowings represent interest-free loans and other loans obtained from governmental entities in connection with research and development projects as well as obligations for certain sale and lease back agreements included in Note 20 to our Consolidated Financial Statements.

        Lease Obligations represent the amount of future minimum lease payments for both structural and renting contracts that certain Group companies have entered into, mainly in connection with buildings and equipment.

        Purchase Obligations include agreements for the purchase of goods or services that are enforceable and legally binding on the Group and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the appropriate timing of the transactions.

        Accrued Interest Estimate during the useful life of loans represents the estimation for the total amount of interest estimated to be paid or accumulated over the useful life of loans, notes and bonds.

Capital Expenditures

        Our business has significant capital expenditure requirements, including construction of concession-type infrastructure and other industrial facilities, as well as R&D&i costs. Our capital expenditure requirements include construction costs of power transmission lines, solar power plants, co-generation power plants, infrastructure for the production of ethanol, and desalination plants. While we generally seek to maintain a balance of non-recourse debt and corporate debt to encourage financial discipline, the majority of our capital expenditures are financed by non-recourse debt and funding, when applicable, from partners in a particular project. We incur corporate debt to finance our investments, acquisitions and general purpose requirements. Our corporate debt has the benefit of upstream guarantees from our operating subsidiaries which are subject to debt/EBITDA ratios as discussed above. The funding of our corporate capital expenditure is covered by existing cash and corporate EBITDA generation. We incur non-recourse debt on a project-by-project basis, and we do not commit to any projects that we have been awarded prior to securing long-term financing.

        The table below sets forth our historic capital expenditures by our three activities for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
	(€ in millions)
Engineering and Construction	131.8	111.3	143.3
Concession-type Infrastructures	1,930.7	2,311.5	2,531.0
Industrial Production	194.6	308.7	238.6

Total	2,257.1	2,731.5	2,912.9

        As of December 31, 2013, we had committed capital expenditures of €969 million, of which €270 million is expected to be undertaken by subsidiaries in our corporate group and financed through corporate debt or equity contributions. The remaining €699 million consists of commitments that are expected to be undertaken by our project companies and will be financed primarily through non-recourse debt and funding from partners at project companies. Corporate entities also engage in regular maintenance capital expenditures as necessary in order to ensure the adequate performance of our existing facilities.

        The following table represents management's estimate, as of December 31, 2013, of the costs to complete our committed capital expenditures. The estimates presented in the table below may differ significantly from the actual costs which are incurred in connection with these expenditures. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Our business has substantial capital expenditure requirements which requires us to have access to the global capital markets for financing" and "Item 5.B—Liquidity and Capital Resources." See also "Cautionary Statements Regarding Forward-Looking Statements."

Activity	Pending Capex Total(1)	Capex Expected to be Financed from the Corporate Group(1)
	(€ in millions)
Concession-Type Infrastructures	913	317
Industrial Production	56	(47)

Total(2)	969	270

(1)
Figures refer in both cases to capital expenditures pending execution.

(2)
As of the date of this annual report, the committed capital expenditures of our Engineering and Construction activity was de minimis.

        In addition to the investment projects included in our committed capital expenditures plan, we also manage an uncommitted capital expenditures plan that consists of investment opportunities for which we have not yet secured committed long-term non-recourse debt financing. Our uncommitted capital expenditures plan is focused on investment projects in our Concession Type Infrastructures activity. As of December 31, 2013, we estimate that the aggregate amount that will be required to fund our equity contribution for these opportunities will be approximately €607 million. This estimate is based upon management's estimates as of the date of this annual report and due to certain assumptions (including assumptions regarding financing conditions) is inherently uncertain and may differ significantly from our actual equity contribution if we were to undertake such projects. See "Cautionary Statements Regarding Forward Looking Statements."

        As of December 31, 2013, the following significant projects that have been awarded are included in our uncommitted capital expenditures plan, for which we are currently seeking financing: the construction and operation of two CSP plants, one in South Africa and other in Israel, the construction and operatrion several transmission lines in Brazil and a the construction and operation of a wind farm in Uruguay. None of the foregoing projects is included in our committed capital expenditure table above as each remains uncommitted, subject to obtaining long-term financing. Once we obtain long-term financing for a project, it will be transferred to our committed capital expenditures plan.

        Additionally, we have a pipeline of projects in the development stage for which we are either in the process of tendering or negotiating. Our pipeline represents projects that we have yet to be awarded and as such are not included in our uncommitted capital expenditures plan.

G.  Safe harbor

        This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Statements Regarding Forward Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

Board of Directors of Abengoa, S.A.

        The Board of Directors of Abengoa comprises the following 15 members:

Name	Position	Date of Appointment	Age
Felipe Benjumea Llorente	Executive Chairman	06/25/1983	56
José B. Terceiro Lomba(1)	Executive Vice-Chairman	04/15/2007	70
Manuel Sánchez Ortega	Chief Executive Officer	10/25/2010	50
José Joaquín Abaurre Llorente(2)	Director	06/25/1988	63
José Luis Aya Abaurre(2)	Director	06/25/1983	65
José Borrell Fontellés(3)	Director	07/27/2009	66
María Teresa Benjumea Llorente(2)	Director	04/15/2007	64
Javier Benjumea Llorente(2)	Executive Director	06/25/1983	61
Mercedes Gracia Díez(3)	Director	12/12/2005	57
Ricardo Martínez Rico(3)	Director	10/24/2011	49
Claudi Santiago Ponsa(4)	Director	02/23/2012	57
Ignacio Solís Guardiola(2)	Director	04/15/2007	62
Fernando Solís Martínez-Campos(2)	Director	04/15/2007	58
Carlos Sundheim Losada(2)	Director	04/15/2007	62
Alicia Velarde Valiente(3)	Director	04/06/2008	49

(1)
Representative of Aplidig, S.L. (formerly Aplicaciones Digitales, S.L.)

(2)
Appointed by Inversión Corporativa IC, S.A.

(3)
Independent director.

(4)
Appointed by First Reserve.

        The business address of the members of the Board of Directors of Abengoa is Campus Palmas Altas, calle Energía Solar 1, 41014 Seville, Spain.

        Felipe Benjumea Llorente, Javier Benjumea Llorente and María Teresa Benjumea Llorente are siblings. José Joaquín Abaurre Llorente and José Luis Aya Abaurre are cousins. José Joaquín Abaurre Llorente is the cousin of Felipe Benjumea Llorente, Javier Benjumea Llorente and María Teresa Benjumea Llorente. Ignacio Solís Guardiola and Fernando Solís Martínez Campos are cousins.

        There are no potential conflicts of interest between the private interests or other duties of the members of the Board of Directors listed above and their duties to Abengoa.

        The following is the biographical information of members of our Board of Directors.

Felipe Benjumea Llorente

        Mr. Benjumea Llorente obtained a Degree in Law at the Universidad de Deusto.

        He joined Abengoa in 1983 as a member of the Board of Directors, and in 1989 he was appointed Managing Director. He has been the CEO of Abengoa and Chairman of the Board of Directors since 1991. Since 2002, he has been the Chairman of the Focus-Abengoa Foundation.

        He is also Chairman of Inversión Corporativa IC, S.A. since July 2008, the University Cooporation Society of Loyola Andalucía and the Technology and Science Advisory Board of the Spanish Ministry of Education and Science. He is also a member of the Boards of Directors of the U.S.—Spain Council, Council of the

Universidad Pontificia de Salamanca, Loyola Andalucía University Foundation, the Sacred Family of Vocational Schools Foundation and the Confederación Española de Directivos y Ejecutivos.

        He has been a member of the Boards of Directors of Sociedad General de Cablevisión (1993-1996), La Papelera Española (1987-1995), Thyssen Industrie (1989-1993), Hispano Inmobiliaria de Gestión (1989-1998), Banco Santander Central Hispano (1990-2002), Iberia Líneas Aéreas de España (2007-2010), the Operating Company of the Spanish Electricity Market ("OMEL") (1998-2011), Garanair (2011) and Iberia, LAE, Sociedad Anonima Operadora (2011-2012).

José B. Terceiro Lomba

        Mr. Terceiro is a Professor of Applied Economics at the University of Madrid. Mr. Terceiro also serves as Executive Vice Chairman of Abengoa, S.A. representing Aplidig, S.L. (formerly Aplicaciones Digitales, S.L.) He has been on our Board since April 4, 2007. He is also a member of the Appointments and Remuneration Committee. He serves as a member of the Board of Directors of Bioetanol Galicia, S.A., representing Aplidig, S.L. (formerly Aplicaciones Digitales S.L.). He has served as a member of the Boards of Directors of Grupo Prisa, Iberia Líneas Aéreas de España and Corporación Caixa Galicia. He has been Subsecretary of the Spanish Cabinet Office (1981-1982).

Manuel Sánchez Ortega

        Mr. Sánchez holds a degree in Industrial Electrical Engineering from the ICAI in Madrid and has a master's degree in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas (IPADE), Mexico. Mr. Sánchez joined our Information Technologies business in 1989 as a software engineer. He later went on to perform duties as project director and sales director within our Information Technologies business. In 1995, he was named Executive Vice President in Mexico, where he lived for five years. In 2000, upon his return to Spain, he was named Executive Vice President of the Energy and Environment subsidiary of our Information Technologies business. In 2001 Mr. Sánchez was named general manager of our Information Technologies business, of which he was appointed the Chief Executive Officer in 2002 and Chairman in 2004, serving in that capacity until he was appointed as Chief Executive Officer of Abengoa. He has been a member of Bioenergy's Board of Directors since 2007. Since October 25, 2010, Mr. Sánchez has served as Abengoa's Chief Executive Officer.

José Joaquín Abaurre Llorente

        Mr. Abaurre serves as a member of the Board of Directors of Abengoa. He has held this post since June 25, 1988. He is also a member of the Audit Committee. Mr. Abaurre Llorente is an expert in audiovisual activities.

José Luis Aya Abaurre

        Mr. Aya serves as a member of the Board of Directors of Abengoa. He has held this post since June 25, 1983. He also is a member of the Appointments and Remuneration Committee. Moreover, he serves as a member of the Board of Directors of Inversión Corporativa IC, S.A. Mr. Aya Abaurre trained as a Technical Agricultural Engineer.

José Borrell Fontellés

        Mr. Borrell is Professor of Introduction to Economic Analysis at Madrid's Universidad Complutense and Chairman of the European University Institute in Florence. He studied aeronautic engineering at the Universidad Politécnica in Madrid, and also holds a doctorate in Economic Sciences, a master's degree in Operations Research from Stanford University and a master's degree from Paris' Institut Français du Pétrole. He worked as an engineer at Compañía Española de Petróleos (1972-1981), and, between 1982 and 1996, he served successively as Spanish Secretary General for Budget, Secretary of State for Finance and Minister for

Public Works, Telecommunications, Transport and the Environment. He was President of the European Parliament for the first half of the 2004-2009 legislative term and President of the Development Assistance Committee for the second. Mr. Borrell was appointed chairman of the Appointments and Remuneration Committee on July 23, 2012.

María Teresa Benjumea Llorente

        Ms. Benjumea serves as a member of the Board of Directors of Abengoa. She has held this position since April 14, 2007. She developed her professional experience in the sector of decoration.

Javier Benjumea Llorente

        Mr. Benjumea graduated with a degree in Business Administration and also earned a master's in Senior Company Management. He joined Abengoa in 1980 as Deputy Chairman. In 1986, he was appointed Managing Director and was Co-Chairman from 1995 to 2007. He is also a director of Inversión Corporativa IC, S.A., Vice-Chairman of Sevillana-Endesa and a member of the Board of Directors of, among others, Telefónica de Argentina, S.A., the newspaper ABC, Estudios de Política Exterior, S.A., and the Association for Managerial Progress. He is also Chairman of the Board of Trustees of the Sagrada Familia Professional Schools Foundation. Additionally, he has served as a member of the Board of Trustees of the Focus-Abengoa Foundation, a member of the Governing Body and the Board of Trustees of the Comillas-ICAI University Foundation, Permanent Academician of the Andalusian Academy of Social Sciences and the Environment, a member of the Board of Trustees of the Royal Palace of Seville and of the Andalusian Association of Foundations, and a member of the Board of Trustees of the Forja XXI Foundation.

Mercedes Gracia Díez

        Ms. Gracia is a Professor of Econometrics at Madrid's Universidad Complutense and at Centro Universitario de Estudios Financieros. She serves as an Independent Director of the Board of Directors of Abengoa. She is the chairman of the Audit Committee and a member of the Appointments and Remuneration Committee. Her academic papers have been published in the Journal of Business and Economic Statistics, Review of Labor Economics and Industrial Relations, Applied Economics and the Journal of Systems and Information Technology. She also served as Director of Balance Sheet Management at Caja Madrid (1996-1999). Additionally, she served as Head of the Economics and Law Division of the Agencia Nacional de Evaluación y Prospectiva.

Ricardo Martínez Rico

        Mr. Martínez Rico studied at the Universidad de Zaragoza, obtaining a first class bachelor's degree in Business Administration. He joined Abengoa on October 24, 2011 as a director. He is the founding partner and current president and chief executive officer of Equipo Económico, a Madrid based consulting firm. In addition, Mr. Martínez-Rico is a member of the advisory board to the President of the U.S. Chamber of Commerce of the United States. Previously he was head of Spain's Economic and Commercial Office in Washington, D.C. (2006) and in 2003 he was appointed Deputy Finance Minister of the Spanish government (2003-2004). Mr. Martínez-Rico was also Spain's spokesman on the European Budgetary Council and European Council for Regional Policy.

Claudi Santiago Ponsa

        Mr. Santiago Ponsa studied at Georgetown University and he also earned a master's degree in Computer Science from the Universitat Autònoma de Barcelona as well as completing further postgraduate studies at INSEAD in France. He previously spent 31 years with General Electric (1980 to 2011), serving as President and Chief Executive Officer of GE Oil & Gas from 1999 to 2011. He has been a member of the Board of Directors of Abengoa since February 23, 2012.

Ignacio Solís Guardiola

        Mr. Solís graduated from the Universidad de Seville with a specialty in private law. He currently serves as a Regional Director for private banking of Lloyds Bank, which he joined in 1989. He has been a member of the Board of Directors of Abengoa since 2007.

Fernando Solís Martínez-Campos

        Mr. Solís is a law graduate with postgraduate studies at the Instituto de Empresa, Spain, the University of Colorado and Harvard University. He is currently a member of the Boards of Directors of Concesur and Cabimar. He has been a member of the Board of Directors of Abengoa since 2007.

Carlos Sundheim Losada

        Mr. Sundheim holds a degree in Industrial Engineering from the Escuela Técnica Superior de Ingenieros in Seville. He has been employed at different departments of Banco Urquijo-Hispano Americano LMTD, London, and as manager of production and maintenance of Minas de Herrerías, S.A., Huelva, commercial deputy director in export of Rio Tinto Minera, S.A., Madrid, manager of Algebra, S.L., Seville and general manager of Abecomsa, S.A., Seville.

Alicia Velarde Valiente

        Ms. Velarde graduated magna cum laude from the Instituto Católico de Enseñanza, Colegio Pablo VI. She also holds a degree in Law from the Universidad San Pablo. In 1990, Ms. Velarde passed the notary examination and became a notary public. During the 1994-1995 academic year she taught civil law at the Universidad Francisco de Vitoria, where she remained until 1999. She is still affiliated with this university, where, from 1999, she teaches canon law.

Senior Management of Abengoa, S.A.

        The senior management of Abengoa is made up of the following members:

Name	Position
Felipe Benjumea Llorente	Executive Chairman
José B. Terceiro Lomba(1)	Executive Vice-Chairman
Manuel Sánchez Ortega	Chief Executive Officer
José Domínguez Abascal	Engineering Vice President, CTO
Bárbara Sofía Zubiría Furest	Executive Vice President, Capital Markets and Investor Relations
Jesús Ángel García-Quilez Gómez	Chief Financial Officer
Javier Garoz Neira	Biofuels Executive Vice President
Alfonso González Domínguez	Engineering and Construction (Transmission & Cogeneration) Executive Vice President
Santiago Seage Medela	Concessions Executive Vice President
Armando Zuluaga Zilbermann	Solar Executive Vice President
Carlos Cosín Fernández	Water Executive Vice President
Álvaro Polo Guerrero	Human Resources Director
Luis Fernández Mateo	Director of Organization, Quality and Budgets
Juan Carlos Jiménez Lora	Director of Planning and Control
Germán Bejarano García	Assistant Chief Executive Officer and International Institutional Relations Director
Fernando Martínez Salcedo	General Secretary for Sustainability
Miguel Ángel Jiménez-Velasco Mazarío	General Secretary
José Fernando Cerro Redondo	Head of Legal Services
Luis Enrique Pizarro Maqueda	Chief Audit Officer
José Marcos Romero	Appointments and Remuneration Officer
Enrique Borrajo Lovera	Consolidation Officer
Izaskun Artucha Corta	Strategy Development Officer

(1)
Representative of Aplidig, S.L. (formerly Aplicaciones Digitales, S.L.)

        The business address of the members of the senior management of Abengoa is Campus Palmas Altas, calle Energía Solar 1, 41014 Seville, Spain.

        There are no potential conflicts of interest between the private interests or other duties of the members of the senior management of Abengoa listed above and their duties to Abengoa. There is no family relationship between any of the Company's directors and members of our senior management.

        Below are the biographies of those members of the senior management of Abengoa which do not also serve on our Board of Directors.

José Domínguez Abascal

        Prof. Domínguez is currently the Engineering Vice President, CTO of Abengoa. He was previously the Technical General Secretary of Abengoa since 2008. Previously, he was the General Secretary of Universities, Investigation and Technology of the Junta de Andalucía (2004 to 2008). Prof. Domínguez has been Professor of engineering at the Universidad de Las Palmas de Gran Canarias and Universidad de Sevilla. He holds a doctorate in Industrial Engineering from the Universidad de Sevilla.

Bárbara Sofía Zubiría Furest

        Ms. Zubiría Furest has been the Executive Vice President, Capital Markets and Investor Relations of Abengoa since May 2013. From December 2010 to May 2013, she was the Director of Investor Relations and Reporting. Prior to that, she was Chief Accounting Officer (Principal Financial and Accounting Officer) and Head of Investor Relations at Telvent, where she was Chief Financial Reporting Officer from October 2006, Head of Investor Relations from March 2008 and Chief Accounting Officer from November 2008. From April 2005 to October 2006, Ms. Zubiria served as Telvent's Chief Audit Officer. Before joining Telvent in 2005, Ms. Zubiría worked as a manager in the Global Offering Services (GOS) group of Deloitte & Touche in Madrid, Spain, focusing on U.S. and international reporting and SEC compliance. She also worked as a financial auditor for 3 years, both for Arthur Andersen in Miami, Florida and then in Madrid, and for KPMG in Miami. Ms. Zubiría earned a Bachelor of Business Administration, cum laude, with a specialty in accounting, and a Master of Science (Accounting and Auditing) from Florida International University (FIU) in Miami, Florida. She is licensed as a Certified Public Accountant (CPA) by the State of Florida. She also completed an Executive Management Development program from IESE Business School, Spain.

Jesús Ángel García-Quilez Gómez

        Mr. García-Quílez Gómez has been the Chief Financial Officer of Abengoa since May 2013. He previously served in the Control, Treasury and Financial Departments, and as Head of Corporate Finance since 2002. He holds a degree in Business Administration from Seville University and an Executive MBA from San Telmo Business School.

Javier Garoz Neira

        Mr. Garoz is currently the Biofuels Executive Vice President. Since he joined Abengoa back in 2000 and prior to the sale of Telvent, he served in a number of positions within Telvent, the latest as its Chief Operating Officer and Head of Strategy. He also served as Abengoa's Strategy Development Officer. During his career, he has developed a broad managerial experience in numerous positions within several companies. He holds a degree in Business Administration with a specialization in Marketing and Business Development and a master in B.A. from the IESE Business School.

Alfonso González Domínguez

        Mr. González has been Engineering and Construction (Transmission and Cogeneration) Executive Vice President since 2006. He joined Abengoa in 1990. Since then, he has held several management positions, including Managing Director of Sainsel and Divisional Manager of Water within our environmental services sector. He was also the Managing Director of Inabensa and the director of our engineering activities. Previously, he worked for five years as Project Engineer in different Spanish nuclear plants and for five years as Program CN234 Director for Construcciones Aeronáuticas S.A., a company subsequently acquired by Airbus Military Company S.A.S.

Santiago Seage Medela

        Mr. Seage is currently the Concessions Executive Vice President of Abengoa. He was previously the Solar Executive Vice President since 2006. Previously, he had been responsible for Abengoa's Strategy and Corporate Development. Before joining Abengoa, he was a partner with McKinsey & Company. He holds a degree in Business Management from ICADE University in Madrid.

Armando Zuluaga Zilbermann

        Mr. Zuluaga is currently the Solar Executive Vice President of Abengoa. He has also been the Chief Executive Officer of of Abengoa Solar since January 2014. He was the general manager of Abengoa Solar in the United States from 2012 to 2014, and was previously Assistant General Secretary of Abengoa and

General Secretary of Abengoa Solar from 2009 to 2013, and General Counsel of Abengoa from 2007 to 2009. He holds a law degree from the University of Granada, a master's degree in EU law from the Universidad Carlos III in Madrid and an Executive MBA from the San Telmo business school.

Carlos Cosín Fernández

        Mr. Cosín is currently the Water Executive Vice President of Abengoa, since December 2011. He has been working for Abengoa since 2005, first as International Division Manager in Abeinsa Infraestructuras de Medio Ambiente, S.A., and since beginning of 2011, as the head of the Water business area. He has been in charge of developing water activities worldwide under EPC or BOOT models. Before that, he held several high level positions in Veolia or USfilter, among which stands out the ownership of his private company. He holds a degree in Engineering from the Universidad Politécnica de Madrid.

Álvaro Polo Guerrero

        Mr. Polo has been the Human Resources Director of Abengoa since 2000. He holds a degree in Law from the Universidad de Sevilla, a master's degree in general management from the IESE Business School at the Universidad de Navarra, and a certificate in Executive Human Resources Education from the University of Michigan Ross School of Business.

Luis Fernández Mateo

        Mr. Mateo has been Director of Organization, Quality and Budgets since 2007. He holds a degree in Economic Sciences and Business from Universidad Pontificia Comillas and also obtained a degree in Business Administration from the Instituto de Estudios Superiores de la Empresa.

Juan Carlos Jiménez Lora

        Mr. Jiménez has been the Planning and Control Director of Abengoa since 2011. From 1996 to 2010 he was Head of Investor Relations. Previously, he served as the Group Financial Controller for five years. He holds a degree in Business Administration.

Germán Bejarano García

        Mr. Bejarano García has been Chairman's Adviser and International Institutional Relations Director since 2008. He holds a degree in Economics and Business Administration from the Universidad Autónoma de Madrid, a Diplôme d'Études Approfondies from Université de Nancy II and a Diplôme d'Études Supérieures Européennes, Centre Universitaire Européen de Nancy. He held various positions in the Spanish Civil Service since 1988 when he joined the Ministry of Economy and Finance as a Senior Economist and Trade Specialist working at the General Technical Secretariat and the Treasury. He was also the representative of the Spanish government at the Inter-American Development Bank, where he was appointed as Executive Director and Alternate Executive Director (1992-1998). In addition, he served as Vice-Secretary General for Economic and Budgetary Matters at the Ministry of Economy and Finance of the Spanish government in 1999 and Director General for Economic International Relations at the Ministry of Foreign Affairs (2000-2004). He also served as Spain's ambassador to Malaysia (2004-2007) and Brunei Darussalam (2005-2007).

Fernando Martínez Salcedo

        Mr. Martínez is the General Secretary for Sustainability for Abengoa. He previously served in a variety of roles, including as Director of the Metropolitan Company of Waters of Seville and Vice President of the AIE Municipal Companies of Seville. He holds a degree in Geography from the Universidad Complutense de Madrid and an Executive MBA from the Fundacio San Telmo.

Miguel Ángel Jiménez-Velasco Mazarío

        Mr. Jiménez-Velasco Mazarío has been General Secretary of Abengoa since 2003. He holds a degree in Law from the Universitat de Barcelona and a master's degree in Senior Business Management and Finance from the Instituto Internacional de Empresas at the Universidad de Deusto. Since 2003, he has served as General Counsel of Abengoa and was appointed Secretary and Advisory Lawyer of the Board of Directors of Abengoa.

José Fernando Cerro Redondo

        Mr. Cerro is the Head of Legal Services of Abengoa. He holds a degree in law and has served as a State Attorney (Abogado del Estado) in Spain. He joined the company in 2011 as Deputy Secretary-General. He has been Secretary of the Board of Directors of Correos, S.A. and Head of its Legal Department as well as Secretary of the Board of Directors of Chronoexpress. As a State Attorney (Abogado del Estado), he was responsible for the coordination between the civil and commercial law trials under the "Subdirección General de los Servicios Contenciosos", and prior to that, he was responsible for the area of criminal law (specializing in tax law crimes) in Madrid's Regional Superior Court of Justice.

Luis Enrique Pizarro Maqueda

        Mr. Pizarro has been the Chief Audit Officer of Abengoa since 2005. Previously, he worked as an Internal Audit manager for the savings bank Caja San Fernando and at Arthur Andersen as a financial auditor. He holds a degree in Business Administration from Seville University, a degree in Law magna cum laude from the University Pablo de Olavide, and an Executive MBA from the IESE Business School at Navarra University, and is licensed as a certified public accountant in Spain.

José Marcos Romero

        Mr. Marcos has been the Appointments and Remuneration Officer of Abengoa since 2007. He joined Abengoa in 1968, and has held a variety of accounting and administrative positions throughout his career.

Enrique Borrajo Lovera

        Mr. Borrajo has been the Consolidation Officer of Abengoa since 2007. He joined Abengoa in 2000 in its internal audit department. He holds a degree in Business Administration from the University of Córdoba and an Executive MBA from the Fundation San Telmo.

Izaskun Artucha Corta

        Ms. Artucha is the Head of Strategy and Corporate Development at Abengoa. Prior to joining Abengoa in 2011, she developed a seven-year career in investment banking at Citigroup in London. She holds a degree in Business Administration and a specialisation degree in Finance and Actuarial Science from Universidad Pontificia de Comillas—ICADE.

B. Compensation

Compensation of Board of Directors

        The salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa, S.A. in 2013 were €15,421 thousand (€13,887 thousand in 2012 and €13,237 thousand in 2011).

        Details on individual salaries and benefits in 2013 paid to the Board of Directors are as follows (in thousands of euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2013
Felipe Benjumea Llorente	1,086	—	93	3,304	—	—	1	4,484
José B. Terceiro Lomba(1)	—	202	93	2,804	—	—	—	3,099
Manuel Sánchez Ortega	1,086	—	93	3,304	—	—	1	4,484
Javier Benjumea Llorente	263	—	78	1,183	200	38	108	1,870
José Borrell Fontelles	—	—	176	—	124	—	—	300
Mercedes Gracia Díez	—	—	160	—	40	—	—	200
Ricardo Martínez Rico	—	—	121	—	15	—	—	136
Alicia Velarde Valiente	—	—	110	—	40	—	—	150
José Joaquín Abaurre Llorente	—	—	110	—	40	—	—	150
José Luis Aya Abaurre	—	—	110	—	40	—	—	150
María Teresa Benjumea Llorente	—	—	78	—	—	24	—	102
Claudio Santiago Ponsa	—	—	62	—	—	—	—	62
Ignacio Solís Guardiola	—	—	78	—	—	—	—	78
Fernando Solís Martínez-Campos	—	—	78	—	—	—	—	78
Carlos Sundhein Losada	—	—	78	—	—	—	—	78

Total	2,435	202	1,518	10,595	499	62	110	15,421

Note
(1) : Representative of Aplidig, S.L. (formerly Aplicaciones Digitales S.L.)

        Additionally, in 2013, overall remuneration for our key management (senior management who are not executive directors), including both fixed and variable components, amounted to €14,656 thousand (€13,574 thousand in 2012 and €7,822 thousand in 2011).

Stock Option Plans and Other Remuneration for Directors and Senior Management

Abengoa Share Purchase Plan

        On February 2, 2006, Abengoa implemented a Share Acquisition Plan, or Plan, which was approved by the Board of Directors of Abengoa on January 23, 2006. The Plan, which is available on the same terms to all participants, is available to members of the senior management of Abengoa. Under the Plan, participants are entitled to purchase up to 3,200,000 shares of Abengoa (the "Plan Shares"). Subsequently, the number of Plan Shares has been adjusted due to the increase in Class B shares charged against our unrestricted reserves, as approved by the Extraordinary General Shareholders' Meeting on September 30, 2012.

        The material terms of the Plan are as follows:

  1.
  Participants: 122 members of the senior management of the Group (business group directors, business unit directors, technical and research and development officers and corporate services officers) from business areas are eligible to participate in the Plan if they desire to do so. The Plan is not open to any member of Abengoa's Board of Directors. As of December 31, 2012, there were 98 participants in the Plan.

  2.
  Shares Available for Purchase: Up to 3,200,000 Plan Shares were initially available. The Plan Shares were already issued and in circulation and were purchased on the open market, at the then current market price, over a period that extended initially to December 31, 2006 (this period was subsequently extended as explained below), in accordance with the Law 24/1988, of July 28, on the securities market as amended (the "Spanish Securities Act"). A total of 3,166,000 Plan Shares were purchased as of December 31, 2012 and, as of that same date, the number of converted Plan Shares amounted to 12,251,425, as adjusted by the Extraordinary General Shareholders' Meeting.

  3.
  Financing: As an incidental feature of the Plan, each participant may only utilize the proceeds of an individual bank loan from Banco Sabadell, S.A. or Bankia, S.A. (together referred to as the "Bank") to finance the purchase of Plan Shares. The same standard loan terms apply to all participants. The loans must be repaid by June 30, 2013. Each loan is secured by a pledge of 100% of the participant's Class A shares and the rights to Class B shares received by the participants of the Plan following the distribution of Class B shares approved in our Extraordinary General Shareholders' Meeting on September 30, 2012 and is guaranteed by the Company to the extent set forth under paragraph 9 below. Except for the pledge of the Plan Shares, the loan is non-recourse to the participant. The maximum amount of indebtedness related to all such loans is €87 million (including expenses, commissions and interests). As of December 31, 2012 and 2011, the amounts drawn by all participants under these loans amounted to €61 million and €59 million, respectively.

  4.
  Share Purchase: The Plan Shares have been purchased by the Bank for the participants and the acquisition cost for all participants has been the average acquisition price, plus associated commissions and other costs, for all of the Plan Shares purchased under the Plan for all participants.

  5.
  Term: The initial duration of the Plan was five complete financial years (2006 - 2010) plus six months (until June 30, 2011). The Plan has since been extended by an additional two years until December 31, 2012, with an additional period to allow for verification of compliance by the parties of their obligations ending on June 30, 2013. The Plan requires the annual accomplishment by the participant of annual management objectives set for the participant by the management of the Abengoa Group company by which the participant is employed. If the annual objectives are not met by the participant, the Bank from which the participant borrowed the funds to purchase their Plan Shares may sell a percentage of the Plan Shares purchased for such participant as follows:

      2006—30%
      2007—30%
      2008—15%
      2009—15%
      2010—10%

  6.
  As of December 31, 2010, the participants had achieved the annual objectives required by the Plan.

  7.
  Restrictions on Sales: A participant could not transfer, sell, borrow against or otherwise dispose of the Plan Shares purchased by him, initially, before July 1, 2011. When the Plan was extended, these restrictions were extended under identical conditions.

  8.
  Repurchase Option: Under the Plan, Abengoa has a repurchase option under which Abengoa can require a participant to sell the Plan Shares back to the Company on the occurrence of certain events, such as death, disability or retirement of the participant or termination of the employment of the participant with the Group.

  9.
  Shortfall on Sale of Plan Shares: At the end of the five years and six months term of the Plan, if the amount realized on a sale of the Plan Shares does not entirely cover the amount owed under the loan and costs and taxes on capital gains, Abengoa will compensate the participant with the necessary amount to repay the loan plus accrued and unpaid interest and pay such taxes.

  10.
  In 2011, we entered into agreements with the participating financial entities and directors of said Plan for its extension for an additional period of two years until December 31, 2012.

The above terms are incorporated in the form of agreement that each participant in the Plan enters into with Abengoa. In order to compensate the Plan participants under the terms of the share acquisition plan for the negative difference between the fair market value of the shares at the time of expiration of the Plan and the amounts owed by the participants under the bank loans initially received to finance their acquisition of the shares, on June 10, 2013 we repurchased from the participants 2,450,285 Class A shares and 9,801,140 Class B shares and cancelled on their behalf the obligations outstanding under the banks loans. The percentage of Class A shares and Class B shares owned by directors and officers as of the date of this annual report is therefore 2.5% and 1.9%, respectively. See Note 29 to our Consolidated Financial Statements for further information regarding compensation expense recorded in recent years.

Extraordinary Variable Compensation Plan

        On July 24, 2006 and December 11, 2006, our Board of Directors approved an extraordinary variable pay scheme for directors ("Plan Two"), as proposed by the Appointments and Remuneration Committee. This plan included 190 beneficiaries (the "Participants") over a five year period from 2007 to 2011 and required the achievement, on an individual level, of objectives as set out in Abengoa's Strategic Plan as well as the individual's continued ongoing service throughout the period of the plan.

        In addition, given that the acquisition of B.U.S. Group AB was completed only shortly following the establishment of the plan, on October 22, 2007, our Board of Directors approved that the directors of B.U.S. Group AB (10 directors) enter the plan under the same conditions.

        The following conditions must be fulfilled in order for a Participant to earn compensation under Plan Two:

          (a)    The Participant must remain in the employment of Abengoa or one of our subsidiaries throughout the term of Plan Two.

          (b)    For each fiscal year of Plan Two, the Participant was entitled to receive an annual bonus under the bonus plan of the company with which the Participant was employed for that year, based on the achievement of at least 90% of the objectives other than bookings or quality specified in such company's bonus plan. Failure to earn a bonus under that company's bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under the Plan in another year.

          (c)    Fulfillment of the consolidated five-year budget of Abengoa or the relevant subsidiary by which Participant is employed corresponding to the fiscal years 2007-2011 according to the Internal Strategic Plan dated June, 2006.

        In case of termination of the employment of a Participant (whether voluntary or by dismissal) before the end of the term of Plan Two, Plan Two will terminate with respect to that Participant, and the Participant will not be entitled to receive any payment under Plan Two. In the case of death of a Participant, Plan Two will terminate with respect to that Participant and, at the end of the term of Plan Two, the heirs of the Participant will be entitled to receive the compensation earned under Plan Two by the Participant for the fiscal years completed prior to the death of the Participant. In the case of either retirement of a Participant on reaching 65 years of age or total disability (that prevents the Participant from being able to do any other type of work) before the end of the term of Plan Two, Plan Two will terminate with respect to that Participant and the Participant will be entitled to receive the compensation earned under Plan Two for fiscal years completed to the date of his retirement. In addition, the Participant will be entitled to receive compensation for the fiscal year in which the Participant retired if the objectives for that fiscal year are fulfilled. Plan Two expired in January 2013.

        On January 24, 2011, our Board of Directors approved an extraordinary variable pay scheme for directors ("Plan Three") as proposed by our Appointments and Remuneration Committee. This plan includes 104 beneficiaries over a five year period from 2011 to 2015, and requires the achievement, on an individual level, of objectives as set out in Abengoa's Strategic Plan as well as the individual's continued ongoing service throughout the period of the plan. Conditions are the same in either plan.

        In December 2013, this plan was replaced by a new one ("Plan Four"), which cancelled and superseded Plan Three. The new plan has a duration of five years (from 2013 to 2017) and continues the previously established conditions. At the end of 2013, there were 347 participants in Plan Four.

C.  Board Practices

        Under Spanish Law, the board of directors of a Spanish corporation is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of our bylaws and resolutions adopted at general shareholders' meetings by a majority vote of the shareholders. Four of our fifteen current directors (Messrs. Borrell Fontellés and Martínez Rico, and Mmes. Gracia Díez and Velarde Valiente) are independent under applicable NASDAQ listing standards.

        Directors are elected by our shareholders to serve four-year terms. A director may be re-elected to serve for one or more four-year terms. If a director does not serve out his or her entire term, the board of directors may fill the vacancy by appointing a shareholder as a replacement director to serve until the next general shareholders' meeting, when the appointment may be ratified or a new director to fill the vacancy is elected or replaced. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at a general shareholders' meeting. As a result of these four-year terms, not all of our directors will be elected each year. Information about when our directors were appointed is set forth in Section 6.A. above.

        Under Spanish law, the board of directors may delegate its powers to an executive committee or other delegated committee or to one or more executive officers, unless the shareholders, through a meeting, have specifically delegated certain powers belonging to the shareholders' meeting to the board and have not approved the possibility for the board's sub-delegation to others. Since they were appointed, the independent directors on our board of directors have held meetings in conjunction with the regular meetings of the board of directors. Spanish corporate law provides that resolutions appointing an executive committee or any executive officer or authorizing the permanent delegation of all, or part of, the board's power require a two-thirds majority of the members of the board of directors. Certain powers provided in Spanish corporate law may not be delegated, including the drafting of the financial statements and the proposal for its approval by the shareholders at their annual meeting, disapproval of which would prohibit the filing of the Company's annual accounts in the Mercantile Registry of Madrid.

Audit Committee

        The Audit Committee of Abengoa comprises the following five members plus the Secretary to the Audit Committee:

Name	Position
Mercedes Gracia Díez(1)	Chairman
José Joaquín Abaurre Llorente(2)	Member
José Borrell Fontellés(1)	Member
Ricardo Martínez Rico(1)	Member
Alicia Velarde Valiente(1)	Member
Miguel Ángel Jiménez-Velasco Mazarío	Secretary to the Audit Committee

(1)
Independent member of the Audit Committee.

(2)
Appointed by Inversión Corporativa IC, S.A.

        The duties and functions of our Audit Committee include, among others, to report information on the annual financial statements, as well as on our quarterly and semi-annual financial statements that must be presented to the regulatory or supervisory bodies of the securities markets on which the Company is listed. In addition, our Audit Committee proposes the appointment of the external financial auditors to the Board of Directors, and oversees our internal audit services, our financial information reporting process and our internal control systems. The Audit Committee meets as often as necessary in order to discharge its functions, and at least once every quarter.

        Mr. Jiménez-Velasco, the Secretary to the Board of Directors of the Company, serves as Secretary to the Audit Committee in accordance with the Audit Committee Charter.

Appointments and Remuneration Committee

        The Appointments and Remuneration Committee of Abengoa comprises of the following six members:

Name	Position
José Borrell Fontellés(1)	Chairman
Mercedes Gracia Díez(1)	Member
José Luis Aya Abaurre(2)	Member
José B. Terceiro Lomba(3)	Member
Alicia Velarde Valiente(1)	Member
José Marcos Romero	Secretary

(1)
Independent member of the Appointments and Remuneration Committee.

(2)
Non-executive director.

(3)
Representative of Aplidig, S.L. (formerly Aplicaciones Digitales, S.L.)

        The duties and functions of our Appointments and Remuneration Committee include, among others, the duty to inform our Board of Directors of appointments, re-elections, terminations and remuneration of the Board and its members, as well as upon general remuneration and incentives policy for the Board and senior management. The Appointments and Remuneration Committee meets as often as necessary in order to perform its functions, and at least once every six months.

Benefits upon Termination of Employment

        Neither we nor our subsidiaries maintain any directors' service contracts providing for benefits upon termination of service.

D.  Employees

        During 2013, 2012 and 2011, on a consolidated basis, the average number of employes was 26,818, 26,654 and 25,004 employees, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages. Certain businesses are participating in a series of share based incentive schemes for directors and employees. Such programs are linked to the achievement of certain agreed upon management objectives.

        The following tables show the average number of our full-time employes during 2013 on a consolidated basis broken down based on business segment and geographical location:

Employee Numbers by Segment Group	Average Number of Employees
Engineering and Construction	19,078
Concession-Type Infrastructures	376
Industrial Production	7,364

Total	26,818

Employee Numbers by Location	Average Number of Employees
Spain	7,328
United States	1,321
Europe (excluding Spain)	686
Latin America (excluding Brazil)	9,648
Brazil	6,595
Other regions	1,140

Total	26,818

E.  Share Ownership

        The following table shows the number of our Class A shares and Class B shares beneficially owned by our directors and senior management as of December 31, 2013:

Directors and senior management:	Number of Class A shares beneficially owned	Number of Class B shares beneficially owned
Felipe Benjumea Llorente(1)(4)	0	4,715,075
José B. Terceiro Lomba(2)	0	4,737,756
Manuel Sánchez Ortega	0	913,167
José Joaquín Abaurre Llorente(4)	0	9,870
José Luis Aya Abaurre(4)	0	339,438
José Borrell Fontellés	0	41,695
María Teresa Benjumea Llorente(4)	12,390	49,560
Javier Benjumea Llorente(4)	3,888	15,552
Mercedes Gracia Díez	0	2,500
Ricardo Martinez Rico	0	2,565
Claudi Santiago Ponsa	200	800
Ignacio Solís Guardiola	17,000	68,000
Fernando Solís Martínez-Campos(3)	85,272	341,088
Carlos Sundheim Losada	0	247,118
Alicia Velarde Valiente	400	1,600
Germán Bejarano García	0	0
Carlos Cosín Fernández	0	0
Armando Zuluaga Zilbermann	0	0
Santiago Seage Medela	0	142,000
Javier Garoz Neira	1,684	6,736
Alfonso González Domínguez	0	86,800
Juan Carlos Jiménez Lora	3,800	15,200
Miguel Ángel Jiménez-Velasco Mazarío	40	160
Luis Fernández Mateo	5,612	22,448
Fernando Martínez Salcedo	0	0
José Domínguez Abascal	6,000	0
Álvaro Polo Guerrero	12,100	48,400
Jesús García-Quilez Gómez	3,000	12,000
José Fernando Cerro Redondo	0	0
Luis Enrique Pizarro Maqueda	0	0
José Marcos Romero	15,000	60,000
Enrique Borrajo Lovera	0	0
Bárbara Zubiría Furest	0	0
Izaskun Artucha Corta	0	0

(1)
Held indirectly through Ardachon, S.L.

(2)
Held as representative of Aplidig, S.L. (formerly Aplicaciones Digitales, S.L.)

(3)
Of such 85,272 Class A shares and 341,088 Class B shares, 34,440 and 137,760, respectively, are held indirectly through Dehesa del Mesto, S.A.

(4)
Does not include shares of Abengoa owned indirectly through Inversión Corporativa IC, S.A. See "—Control of the Company."

        None of our directors or members of our senior management is the owner of more than one percent of our ordinary shares, and no director or member of our senior management has voting rights with respect to our ordinary shares that are different from any other holder of our ordinary shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        Our major shareholders as of December 31, 2013 are as follows:

Name:	Number of Class A shares beneficially held	Percentage of Class A shares issued	Number of Class B shares beneficially held	Percentage of Class B shares issued	Combined voting power
Inversión Corporativa IC, S.A.	45,234,723	53.98%	215,938,892	29.14%	52.0%
First Reserve Corporation	—	—	85,714,290	11.57%	0.9%
Finarpisa, S.A.(1)	5,465,183	6.52%	21,860,732	2.95%	6.2%

(1)
Finarpisa is a wholly owned subsidiary of Inversión Corporativa.

Shareholders in the United States

        Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of October 31, 2013, to the best of an knowledge, there were holders of our Class A and Class B shares with addresses in the United States, whose shareholdings represented approximately 13.80% of our outstanding shares.

Control of the Company

        Inversión Corporativa IC, S.A. beneficially owns, either directly or indirectly through Finarpisa, S.A., as of February 14, 2014, 50,699,906 of our Class A shares and 237,799,624 of our Class B shares and 58.18% of the total combined voting power of our Class A shares and Class B shares outstanding (subject to its agreement entered into on August 27, 2012 with us not to exercise voting rights in excess of 55.93% of the voting power in the Company unless its economic rights in us exceed such amount).

        Inversión Corporativa IC, S.A. is beneficially owned by more than 300 shareholders, including, directly or indirectly, various members of the founding families of Abengoa, including our directors Felipe Benjumea Llorente, Javier Benjumea Llorente, María Teresa Benjumea Llorente, José Joaquín Abaurre Llorente and José Luis Aya Abaurre.

Arrangements for Change in Control of the Company

        We are not aware of any arrangements the operation of which may at a later time result in a change of control.

B.  Related Party Transactions

        In the ordinary course of our business, we carry out transactions with related parties in accordance with established market practice and specific legal requirements. In particular, these related party transactions include the supply of business, administrative and financial services. All transactions between Abengoa, S.A. and our subsidiaries and related companies for the years ended December 31, 2013, 2012 and 2011 occurred within the ordinary course of our business.

        The account held by Abengoa with Inversión Corporativa I.C., S.A., as of the years ending 2013 and 2012 has a nil balance. Dividends distributed to related parties during 2013 amounted to €17,182 thousand (€17,212 thousand in 2012 and €10,140 thousand in 2011).

        On January 9, 2013, we entered into certain stock loan agreements with Inversión Corporativa IC, S.A. for a total amount of 11,047,468 Class B shares to facilitate stock borrow liquidity to investors in the 2019 Convertible Notes. This loan was cancelled on July 8, 2013. The total compensation that we paid to Inversión Corporativa IC, S.A. was fifty two thousand euros.

        On February 27, 2013, we signed a service provision agreement between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola, which involved consideration of €72 thousand.

        As indicated in Note 18.1 of our Consolidated Financial Statements, Inversión Corporativa IC, S.A. is Abengoa's main shareholder, and issues its own separate consolidated financial statements.

        All related party transactions are, and were, subject to verification by the our Audit Committee and the consideration paid for the different transactions was determined by third parties.

C.  Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.  Consolidated statements and other financial information.

        We have included the Consolidated Financial Statements as part of this annual report. See Item 18, "Financial Statements."

Legal Proceedings

        We are involved in a number of legal, governmental, fiscal and arbitration proceedings and investigations in connection with our operations in the normal course of business. These may include actions by regulatory authorities, tax authorities, suppliers and customers, employment-related claims, contractual disputes, claims for personal injury or property damage that occur in connection with our products or services performed in relation to projects or construction sites, tax assessments, environmental claims and other matters. We establish reserves for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. As of December 31, 2013, we have established a reserve amounting to €29.7 million allocated to cover liabilities for litigation and other claims where Group companies are defendants. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings, we are not able to predict their ultimate outcomes, some of which may be unfavorable to us.

        We have briefly summarized below the most significant of these proceedings.

  •
  In May 2000, Abengoa Puerto Rico S.E., a subsidiary of Abengoa, S.A, brought a lawsuit against the Electricity Power Authority (Autoridad de Energía Eléctrica, "AEE") of Puerto Rico and terminated the agreement that both parties had entered into in relation to an EPC project for the construction of an electricity power station in Puerto Rico, in which the AEE was the Principal Contractor. The referred lawsuit contained different claims such as, inter alia, withholding payments, defaulted invoices, loss of future profits, damages and several other costs, which tentatively amounted to $40 million. In response to the lawsuit brought by Abengoa Puerto Rico, S.E., the AEE brought a counterclaim premised upon unlawful termination and consequential damages relating to the agreement with Abengoa Puerto Rico, S.E. and, at the same time, brought an additional lawsuit for the same amount against Abengoa and its insurer, American International Insurance Co. of Puerto Rico. The amount claimed by the AEE is approximately $450 million.

  •
  In December 2011, two related arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce with seat in New York, United States were concluded in which our subsidiary ASA Bioenergy Holding A.G. ("ASA") filed various claims for certain breaches of contract by Mr. Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the "Adriano Defendants") relating to a share purchase agreement, dated August 4, 2007 with respect to the shares of Adriano Ometto Participações Ltda. In each of the proceedings, the Adriano Defendants had filed various counterclaims. Both arbitration proceedings were decided in ASA's favor, in the approximate amount of $118.3 million plus accrued interest. The Adriano defendants presented motions to vacate such arbitration awards in federal court in New York, which was decided in our favor with full confirmation on the validity of the two awards in first instance. As a result, the Adriano defendants appealed in the United States Court of Appeals for the Second Circuit. The appeal hearing took place in New York in December 2013. In January, 2014 the Second Circuit decided again in favor of ASA. The final remedy available to the Adriano defendants is to appeal to the Supreme Court of the United States. In addition, we have started the actions to recognize the awards in Brazil.

  •
  In November 2011, two related arbitration proceedings were concluded in our favor in the International Court of Arbitration of the International Chamber of Commerce with its seat in New York, United States. Our subsidiary, ASA Bioenergy Holding A.G. ('ASA'), was awarded favorably in relation to demands for certain breaches of contract by Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the 'Adriano' Defendants). In each of the procedings, Adriano filed various counterclaims which were appropriately answered by us. Both arbitration proceedings were decided in ASA's favor, in October 2012, when we received confirmation from the International Chamber of Arbitration in the approximate total amount of $118.3 million plus accrued interest. Adriano Defendants presented motions to vacate such arbitral awards in the ordinary courts of New York City, which was in turn decided in our favor, with full confirmation on the validity of the two awards in first instance. As a result, the Defendants appealed in the Second Circuit Court in New York. The appeal hearing took place in New York in December 2013. On January, 2014 the Second Circuit Court has decided again in favor of ASA. The last action that Adriano can take is to appeal to the Supreme Tribunal, which has remote chances of success, in the Directors opinion. In addition, the Company has started the actions to recognition of the awards in Brazil.

    The resolution of the Second Circuit Court provides additional evidence of the existence of an account receivable as of December 31, 2013. As a result, an income and an account receivable have been recorded as of that date for an amount of €142 million.

  •
  On April 29, 2013, the European Commission decided to initiate an inspection on us, along with all the companies directly or indirectly under our control, including Abengoa Bioenergy Trading Europe BV, regarding our possible participation in anticompetitive agreements or actions which were allegedly aimed at manipulating the results of Platt's Market on Close (MOC) price assessment as well as denying the access of one or more companies to participation in the MOC price assessment process. According to such European Commission's decision, the suspected anticompetitive conduct, agreements and/or mutually coordinated concrete actions have allegedly existed since 2002 and would likely involve various markets for which the Platts MOC process is used to report prices, including markets for biofuels. We understand that the investigation is still in a preliminary phase, and the European Commission has not initiated formal proceedings. We believe that we and the relevant companies within the Group (including Abengoa Bioenergy Trading Europe B.V.) have at all times complied with the applicable competition laws. We are actively cooperating with the European Commission in its investigation. Nevertheless, we cannot predict the final outcome of any judicial proceedings that could be instigated in relation to the subject matter of the investigation. Should the European Commission or any subsequent judicial proceedings find that the Group has participated in anti-competitive practices, it could potentially entail (i) the imposition of fines calculated on the basis of the revenue in the affected markets, which in no case, however, may exceed ten per cent of the Group's total revenue in the year immediately preceding the imposition of the fine; and (ii) the filing of civil law claims for losses and damages by injured third parties. The imposition of fines, the cost of losses and damages and the resulting negative publicity could have a material adverse effect on the Group.

Dividend Policy

        Our dividend policy with respect to our Class A shares and Class B shares is subject to investment requirements and capital expenditures, possible future acquisitions, expected future results of operations, cash flows, debt limits and other factors. Our Class B shares carry the same economic rights as our Class A common shares.

        Under the terms of our debt instruments, we are subject to certain restrictions on the distribution of dividends. The dividend protection clause existing in our outstanding convertible bonds permits us, with respect to the dividends that may be paid in respect of each year through the year 2017, to increase the dividend per share paid in respect of each such year by €0.002 per share over the prior year, without triggering any adjustment to the conversion price. Non-convertible bonds restrict the payment of dividends in excess of the sum of (i) 50% of consolidated net income for the year plus (ii) the amount of payments received by taxable capital increases through ordinary shares. Exceptions on these restrictions are available to us for situations including, but not limited to, buybacks, the repurchase of management-owned shares under our incentive plans, payment of dividends from the proceeds from a sale, and a maximum distribution of €20 million per year for allowed distributions related to (i) and (ii) above.

        On February 20, 2014, our Board of Directors proposed a scrip dividend of €0.111 per Class A and Class B share, which, if fully paid in cash, will represent a payout ratio of 90.3%, which is calculated as the total amount distributed as a dividend by the profit for the year attributed to the parent company for the year 2013. The scrip dividend, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by us, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. Our Board also agreed to call an Ordinary General Shareholders' Meeting to be where, among other matters, the proposed distribution of the 2013 profits will be voted upon.

        On April 9, 2013, a dividend of €0.072 per Class A and Class B share, which represents a payout ratio of 70.0%, which is calculated as the total amount distributed as a dividend by the profit for the year attributed to the parent company for the year 2012, was approved by our General Shareholders' Meeting. In addition, a cash amount equivalent to the dividends on the warrants issued under our Class B shares was also approved. The total amount of the dividend in 2013 was €40 million.

        On April 1, 2012, two dividends of €0.15 and €0.20 per Class A and Class B share, which represents a payout ratio of 10.1%, which is calculated as the total amount distributed as a dividend by the profit for the year attributed to the parent company for the year 2011, were approved by our General Shareholders' Meeting. The initial dividend payment was made on April 11, 2012 and the second dividend payment was made on July 4, 2012. In addition, a cash amount equivalent to the dividends on the warrants issued under our Class B shares was also approved. The total amount of the dividend in 2012 was €38 million.

B.  Significant Changes

        There have been no significant changes since the date of the Consolidated Financial Statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING.

A.  Offering and listing details.

        The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ordinary shares since the fiscal year ended December 31, 2009, and for our Class A shares and Class B shares from October 25, 2012, on the Automated Quotation System of the Madrid and Barcelona stock exchanges, and for our American Depositary Shares representing our Class B shares ("ADSs"), with each ADS representing five Class B shares, from October 17, 2013 on the NASDAQ Global Select Market.

	Price per Share		Average Daily Trading (in number of shares or ADSs)
(Amounts in Euros for Class A and B Shares and U.S. dollars for ADSs)	High	Low
2009	22.70	8.65	345,802
2010	24.04	13.37	518,718
2011	24.00	14.80	584,219
2012
Class A shares	3.59	1.83	2,623,446
Class B shares	2.74	1.77	1,674,680
2013
Class A shares	3.59	1.83	2,623,446
Class B shares	2.74	1.77	1,674,680
ADSs (from October 17, 2013)	15,43	10.04	89,119
2012
First quarter	3.44	2.74	2,983,107
Second quarter	2.58	1.83	3,842,081
Third quarter	3.14	1.84	2,750,008
Fourth quarter
Class A shares	3.59	1.91	918,586
Class B shares	2.74	1.77	1,674,680
2013
First quarter
Class A shares	2.68	1.90	462,041
Class B shares	2.59	1.67	1,852,561
Second quarter
Class A shares	2.25	1.68	266,485
Class B shares	1.93	1.54	1,360,292
Third quarter
Class A shares	2.70	1.58	326,906
Class B shares	2.29	1.26	1,419,585
Fourth quarter
Class A shares	2.78	2.05	538,115
Class B shares	2.25	1.47	5,269,009
ADSs (from October 17, 2013)	15.43	10.04	89,119

	Price per Share		Average Daily Trading (in number of shares or ADSs)
(Amounts in Euros for Class A and B Shares and U.S. dollars for ADSs)	High	Low
Most recent six months:
September 2013
Class A shares	2.56	2.10	437,615
Class B shares	2.29	1.95	1,229,014
October 2013
Class A shares	2.30	2.18	587,244
Class B shares	2.25	1.66	5,447,227
ADSs	12.47	11.50	251,275
November 2013
Class A shares	2.33	2.05	516,278
Class B shares	1.97	1.47	6,586,672
ADSs	13.44	10.04	66,392
December 2013
Class A shares	2.54	2.20	514,573
Class B shares	2.22	1.76	3,680,511
ADSs	15.43	12.15	25,825
January 2014
Class A shares	3.19	2.36	614,610
Class B shares	2.66	2.07	4,838,925
ADSs	17.76	14.41	10,437
February 2014
Class A shares	4.24	2.86	596,377
Class B shares	3.60	2.44	7,371,152
ADSs	23.81	16.66	16,472
March 2014 (through March 14, 2014)
Class A shares	4.42	3.88	970,556
Class B shares	3.61	3.05	5,579,957
ADSs	24.81	22.39	14,836

B.  Plan of Distribution

        Not applicable.

C.  Markets

        Our Class A shares and Class B shares are traded on the Madrid and Barcelona stock exchanges and traded through the Automated Quotation System of such stock exchanges under the symbols "ABG" and "AGB.P", respectively. American Depositary Shares representing our Class B shares are traded on the NASDAQ Global Select Market under the symbol "ABGB".

D.  Selling Shareholders

        Not applicable.

E.  Dilution

        Not applicable.

F.  Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION.

A.  Share capital

        Not applicable.

B. Memorandum and Articles of Association

Corporate Objectives

        Article 3 of Title one of our memorandum and articles of association sets out our objectives:

  •
  to engage in and carry on business in connection with projects for and the construction, manufacture, import-export, acquisition, repair, installation, assembly, contracting, sale and supply of all manner of electrical, electronic, mechanical and gas equipment or appliances for any application and all ancillary material used in this branch of industry, civil engineering works associated with such installations and ancillary material for all related businesses, including electricity generating power stations—nuclear, hydroelectric, thermal, solar and wind power plants and transformer and rectifier substations; design and manufacture of command and control consoles, low-, medium- and high-voltage cubicles, switchboards and equipment for nuclear power stations, bar conductors, rectifier equipment, motor control centres, low-voltage distribution boards, power boards and transformer centres; distribution networks, electrification of industrial facilities, mining installations and commercial and residential buildings, hydraulic pumping stations, water regulation and control systems, irrigation systems, water treatment systems; river management, water distribution operation; urban and industrial waste treatment, covering solid, liquid and gaseous waste, automatic hydrological information systems, seawater desalination plants, road tunnel ventilation and control systems, electrical, beacon, lighting and control installations at airports and ports, oil platform installations, heating and cooling systems, fire protection systems, studies and works for health service facilities, residential estates, urban landscaping and street furniture, industrial, artistic, monument, sports and street lighting, control and automation, security, manufacture, development, commercialisation and maintenance of security equipment, particularly the installation and maintenance of physical, electronic, visual and acoustic devices or instruments for surveillance, monitoring and protection systems, especially with connection to alarm reception centres, consultancy, design, construction, maintenance and planning of security systems, naval electric power, traffic and road signs, power lines, electric traction, electrification and signalling for all types of railways, fixed installations for rolling stock, including railways and tracks, telephony, telematics, telecommunications and radio communications in general, computer hardware and software for all types of installations and buildings and for all types of applications and the maintenance, servicing and repair of such products.

  •
  to study, develop and execute all types of private and public civil engineering construction, rehabilitation, improvement and conservation works, including all manner of industrial construction works, civil engineering works, infrastructures, land urbanisation and the construction of dwellings and buildings of all kinds.

  •
  to carry out activities related to the acquisition, holding, administration, disposal and sale of any movable or immovable property, intangible rights, securities, except for activities governed by special laws, equity securities, fixed-interest securities and stocks and shares in any listed or unlisted company or any other interest in any corporation, commercial company, entity or body whether public or private, national or foreign, at the time of incorporation or at a later date, irrespective of its activities or the rights and interests inherent in it.

Appointment of Directors

        The general meeting of shareholders—or, where appropriate, the Board of Directors exercising the power legally conferred on it to fill vacancies arising from time to time caused by the resignation or removal of a director during a term—shall appoint the members of the Board of Directors in accordance with the applicable laws. Abengoa's directors are elected for terms of four years. They may be re-elected for one or further four-year terms.

        Under Spanish corporate law, shareholders who voluntarily aggregate their shares so that the capital stock so aggregated is equal to or greater than the result of dividing the total capital stock by the number of directors have the right, provided there are vacancies on the Board of Directors, to appoint a corresponding proportion of the members of the Board of Directors (disregarding fractions). Shareholders who exercise this right (in person or by proxy) may not vote on the appointment of other directors.

        Vacancies occurring in the period between re-elections may be filled by shareholders appointed by the Board of Directors until the following annual general meeting is held. A director appointed in the manner aforesaid shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last elected a director.

        Directors shall vacate their office on expiration of the appointment, death or resignation and by resolution of the general meeting in the case of incapacity or removal.

        In addition to compliance with all legal and statutory requirements as to eligibility, directors appointed to the Board shall also be solvent and possess the knowledge, standing, expertise and professional experience required to fulfill the duties of a director.

        In conducting the business of Abengoa, directors shall discharge their duties with due care, exercising good business judgment, and due loyalty. They may be held liable by Abengoa and third parties for damages when they act contrary to the provisions of the Spanish corporate law or the Bylaws or act without due care.

        In such cases, all the members of the Board who carried out the detrimental act or who adopted the detrimental resolution shall be jointly and severally liable, except those who can prove that they played no part in any such action and were either unaware of it, did all in their power to prevent any damage or, at least, expressed their objection to it.

        Likewise and by virtue of their office, directors are bound, among others and in particular, to:

  (a)
  Avoid conflicts of interest and report any potential conflicts to the Board of Directors, through the Secretary to the Board of Directors;

  (b)
  Refrain from holding offices in competing companies or in companies belonging to the group of a competitor of Abengoa. Therefore, directors shall not hold any office, either directly or through an intermediary, in rival companies or undertakings or in the groups of such companies or undertakings, nor shall they provide representation or consultation services to them. They shall consult the Board of Directors before accepting any executive office or directorship of any other company or entity;

  (c)
  Refrain from using non-public information pertaining to Abengoa for their own benefit;

  (d)
  Refrain from making improper use of our assets and from using their position in Abengoa for personal gain without the corresponding consideration;

  (e)
  Refrain from using business opportunities made known to them in the course of their work as directors of Abengoa for their own benefit;

  (f)
  Refrain from voting on proposals for the appointment, removal and remuneration of directors in which they have a personal interest; and

  (g)
  Inform the Board of Directors of any securities or derivatives they hold, whether directly or indirectly, in the Company.

        In compliance with the duty of loyalty to Abengoa by which they are bound, directors shall not authorize and, should the case arise, shall report, any operations carried out by members of their own family or by companies in which they hold an executive office or a significant ownership interest, when they are not subject to the conditions and controls referred to above.

        The duty to act as loyal representatives requires directors to inform Abengoa of any shares, options on shares or equity derivatives that it holds in the Company either directly or through companies in which they have a significant shareholding, in accordance with the internal Code of Market Conduct.

        Directors shall abstain from taking part in deliberations and votes relating to proposals for the appointment, re-election or removal of directors in which they have a personal interest. Voting on such matters shall be by secret ballot.

        The Board of Directors of Abengoa is composed of 15 directors.

        The Board of Directors shall meet when it is in the interest of Abengoa to do so, at the discretion of the chairman or at the request of at least two directors, at the registered office of the Company or elsewhere. It shall meet at least three times a year, and the first meeting of the year shall be held in the first quarter. Meetings shall be summoned by the secretary on the instructions of the chairman or, in his absence or incapacity, on the instructions of the director taking his place. The notice, which shall state the agenda, place, day and hour of the meeting, shall be delivered to the members of the Board in writing no less than ten days prior to the meeting. However, notice requirements may be dispensed with if all the members of the Board are present or give their written consent to such a meeting. Decisions can be taken by voting in writing provided that all members so agree.

        No business may be transacted at a meeting of the Board of Directors unless half plus one of the directors are present in person or by proxy, except in the event that a meeting is held without notice, in which case all the members of the Board of Directors must be present.

        Directors may appoint another director as their proxy. There is no restriction on the number of instruments of proxy that any one director may hold for a specific meeting. Proxies may be granted in any written form, including telegram, telex or telefax, and shall be addressed to the chairman of the Board.

        Resolutions shall be carried by a majority vote of those present at the meeting in person or by proxy. In the event of an equality of votes, the chairman of the Board of Directors shall have the casting vote.

        The Board of Directors of Abengoa has made available, from the year 1998, the Regulations that govern its operation and the operation of its Committees. The existence of Regulations that govern the structure and functions of the Board of Directors and its supervision and control is obligatory for all companies listed on a Spanish stock exchange.

Share Capital

        The Company's share capital is divided into three classes: Class A shares, Class B shares and Class C shares. As of December 31, 2013, we had 84,445,719 Class A shares outstanding, 741,116,971 Class B shares outstanding and no Class C shares outstanding.

Class A Shares

        Class A shares, with a par value of one (1) euro as endow their owners with the following rights established under Spanish law and in our Bylaws:

  Voting Rights.

        Each Class A share carries one hundred (100) voting rights.

  Pre-Emptive Rights and Rights to Free Assignment of New Shares.

        Except in the case of inexistence or exclusion of pre-emptive rights or of rights to free assignment or any similar pre-emptive rights, successive capital increases or successive issues of convertible or exchangeable bonds or any other security or instrument which could give rise to subscription for, conversion into, exchange for or acquisition of or in any other way grants the right to receive Company shares, shall be carried out by the Company with one of the following structures: (i) in the case of capital increases, the simultaneous issue of Class A shares, Class B shares and Class C shares (if previously issued) in the proportion that the number of shares of each class bears to the total number of shares of all classes already issued into which our share capital is divided at the time of the issuance triggering such preemptive rights; or (ii) in the case of the issue of other securities which could give rise to subscription for, conversion into, exchange for or acquisition of or in any other way grants the right to receive Company shares, holders of Class A shares, Class B shares and Class C shares shall have preemptive rights to subscribe for such security in the proportion indicated under (i) above.

        With full observance of the principle of proportionality previously referred to, based on the proportion that the number of shares of each class bears to the total number of shares of all classes already issued into which our share capital is divided at the time of the issuance triggering such pre-emptive rights, the pre-emptive rights, rights to free assignment of shares and any other similar pre-emptive right of holders of Class A shares shall be exercised only over Class A shares (or convertible or exchangeable bonds, warrants or other securities and instruments granting rights to subscription or acquisition of the same).

        In the case of capital increases effected using reserves or premiums obtained from prior issuances of shares to increase the par value of the issued and outstanding shares, the Class A shares as a class shall be entitled to a par value increase in the proportion that the aggregate par value of the issued and outstanding Class A shares at the time of the execution of the resolution respecting such capital increase bears to the Company's share capital represented by the Class A shares, Class B shares and Class C shares issued and outstanding at such time.

        Notwithstanding the above, the General Shareholders' Meeting shall be entitled to increase the share capital by charge to reserves through the issue of new Class A shares only, provided that a favorable vote of the majority of the shares of each Class then outstanding is separately obtained, and otherwise at all times respecting an equal treatment between all classes of shares.

  Right to Convert Class A shares into Class B shares

        Each Class A share confers on its holder a right to obtain its conversion into a Class B share, exercisable up until December 31, 2017.

        The conversion right shall be exercised by its holder by providing the Company (or, alternatively, the nominee entity appointed for such purpose, through the participating entity in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), by any means allowing to establish receipt, of a notice, deemed to be issued on a firm, irrevocable and unconditional basis, in which the holder shall express the total number of Class A shares it holds and the exact number of Class A shares over which it wishes to exercise its conversion right, so that the Company may carry out the necessary acts and pass the necessary resolutions to effect said conversion and may duly report this to the Spanish Securities and Exchange Commission ("CNMV") by publishing the relevant regulatory communication (hecho relevante).

        The above described notice shall be accompanied by the relevant certificate attesting to the legitimate ownership of the relevant Class A shares, issued by an entity participating in the systems managed by Iberclear, or by an intermediary or custodian financial entity, or a managing entity of the shares, on the terms provided in the rules on representation of securities in book entry form or through any other means of evidence to which the Company accords sufficient validity for the purposes hereof.

        Upon the Class A shareholder exercising its conversion right, the share capital of the Company shall be deemed reduced in the amount of the difference between the par value of the Class A shares on which the right is exercised and the par value of the same number of Class B shares, which amount shall increase the restricted reserve which, for these purposes and pursuant to Spanish Corporate law, the Company shall have established in advance.

        It shall be the Board of Directors' duty, with express power of substitution in favour of the Chairman or the Chief Executive Officer, to determine the term, frequency and procedures to exercise the conversion right, including where appropriate, the assessment of the adequacy of the equivalent means of evidence referred to above, as well as any other aspects as may be necessary for the effective exercise of said right, all of which shall be duly reported through the disclosure of the relevant regulatory communication (hecho relevante).

  Other Rights

        Without prejudice to the provisions described under "—Pre-Emptive Rights and Rights to Free Assignment of New Shares" above, each Class A share confers upon its holder the remaining rights, including the financial rights recognized under Spanish law and the Bylaws, to which shareholders are entitled as shareholders in the company.

Class B Shares

        Class B shares carry the following rights established under Spanish law and in the Bylaws:

  Voting Rights

        Each Class B share, with a par value of one cent euro (€0.01), carries the right to one vote.

  Pre-Emptive Rights and Rights to Free Assignment of New Shares

        With full observance of the principle of proportionality previously referred to based on the proportion that the number of shares of each class bears to the total number of shares of all classes already issued into which our share capital is divided at the time of the issuance triggering such pre-emptive rights, the pre-emptive rights, rights to free assignment of shares and any other similar pre-emptive right of holders of Class B shares shall be exercised only over Class B shares (or convertible or exchangeable bonds, warrants or other securities and instruments granting rights to subscription or acquisition of the same).

        In the case of capital increases effected using reserves or premiums obtained from prior issuances of shares to increase the par value of the issued and outstanding shares, the Class B shares as a class shall be entitled to a par value increase in the proportion that the aggregate par value of the issued and outstanding Class B shares at the time of the execution of the resolution respecting such capital increase bears to the Company's share capital represented by the Class A shares, Class B shares and Class C shares issued and outstanding at such time.

        Notwithstanding the above, the General Shareholders' Meeting shall be entitled to increase the share capital by charge to reserves through the issue of new Class B shares only, provided that a favorable vote of the majority of the shares of each Class then outstanding is separately obtained, and otherwise at all times respecting an equal treatment between all classes of shares.

  Other Rights

        Except as described under "—Voting Rights" and "—Pre-Emptive Rights and Rights to Free Assignment of New Shares" above and to the regulations in force, and notwithstanding the Class B shares having a lower par value per share, each Class B share confers the same rights, including financial rights, as a Class A share, and we shall grant Class B shareholders the same treatment recognized for Class A shareholders insofar as it does not contradict the stipulations of the regulations in force. In particular, each Class B share grants its holder the right to receive the same dividend, the same liquidation quota, the same restitution of contributions in the event of capital reduction, distribution of reserves of any kind (including, as the case may be, premiums for attendance at a general shareholders' meeting), issuing premiums and any other allocations as a holder of Class A shares shall receive, all the aforesaid in the same terms as are applied to Class A shares.

        In the event of a capital reduction due to losses through the reduction of the par value of the shares, Class A and Class B shares shall be affected in proportion to their respective par values.

  Separate Voting in the Event of Modifications of the Bylaws or Resolutions and Other Transactions that May Negatively Affect Class B Shares

        Bylaws or resolution amendments that may directly or indirectly prejudice or adversely affect the pre-emptive rights or privileges of Class B shares (including any amendment of the provisions of the Bylaws relating to Class B shares or to any resolution that may prejudice or adversely affect Class B shares relative to the Class A shares or that may benefit or favorably affect Class A shares relative to Class B shares) shall require, in addition to being approved pursuant to the provisions of the Bylaws, the approval by holders of a majority of the then issued and outstanding Class B shares. By way of explanation but without limiting the generality of the foregoing, such separate class voting right shall apply to the following: (i) the elimination or modification of the principle of proportionality among the Class A shares, the Class B shares and the Class C shares (if previously issued) relative to the total number of the Company's issued and outstanding shares in connection with the issuance of new shares or securities or instruments that may give rise to subscription for, conversion into, exchange for or acquisition of, or in any other way grants the right to receive, the Company's shares; (ii) the partial or total exclusion, applied in an unequal manner, of the pre-emptive and other analogous rights that may be attached under Spanish law and the Bylaws to Class A shares, Class B shares and Class C shares (as the case may be); (iii) the repurchase or acquisition of the Company's own shares in a manner that may affect Class A shares, Class B shares and Class C shares (as the case may be) unequally, whether in the applicable terms and conditions, the purchase price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may give rise to amortization of shares or to the reduction of capital in an unequal manner for Class A shares, Class B shares or Class C shares (as the case may be); (iv) the approval of a structural modification to the Company that results in unequal treatment of Class A shares and Class B shares in any aspect; (v) the exclusion of the shares of the Company from trading on any secondary stock exchange or securities market except through the launching of a delisting public tender offer that provides for the payment of the same consideration to holders of the Class A shares, Class B shares and Class C shares (as the case may be); and (vi) the issuance of Class C shares or of any other class of preferred or privileged shares that may be created in the future.

        Notwithstanding the foregoing, separate class voting is not required to approve any resolution authorizing a partial or total exclusion of pre-emptive rights and other analogous rights that may be applicable under Spanish law and the Bylaws in relation to Class A shares, Class B shares and Class C shares (as the case may be) where such exclusion applies in an equal manner across all such share classes.

  Redemption Rights of Class B Shares

        In the event that a tender offer is made for the acquisition of all of the voting shares of the Company, following which the offeror, together with any persons acting in concert with the offeror, (i) directly or indirectly holds 30% or more of the voting rights of the Company (except where another person, individually or together with other persons acting in concert with it, already held a percentage of voting rights equal to or greater than that held by the offeror after such tender offer), or (ii) becoming the holder of a shareholding below 30%, appoints a number of directors to the Company's Board of Directors that, either by themselves or collectively with those already appointed previously (as the case may be), constitute more than 50% of the Company's Board of Directors, each holder of Class B shares shall be entitled to have all of its Class B shares redeemed by the Company under Spanish law except where the holders of Class B shares had the right to participate in such tender offer in the same manner and on the same terms and conditions and, in any events, for the same consideration, as the holders of Class A shares (each such event under clauses (i) and (ii) above, a "Redemption Event"). In the event that the total nominal share capital represented by the Class B shares that are presented for redemption exceeds 25% of the nominal share capital of the Company, the number of shares that each holder will be allowed to have redeemed will be determined on a pro rata basis. As of this date, all of the Class B shares would be entitled to redemption, as the total sum of their nominal value is below such 25% limit.

  Redemption Procedure

        Upon a Redemption Event, for the purpose of information and within seven calendar days from the date of either the settlement of the tender offer or the offeror's appointment of directors to the Company's Board of Directors who, either by themselves or collectively with those already appointed (as the case may be), constitute more than 50% of our Board of Directors, we shall publish an announcement informing holders of Class B shares of the procedure for exercising their redemption rights in relation to such Redemption Event in the Commercial Registry Official Gazette, in the Spanish Stock Exchange Listing Bulletin, on our website and in a national newspaper of general circulation.

        Each holder of Class B shares may exercise its redemption rights within two months from the date of the last of the announcements mentioned in the paragraph above, by notifying us. We shall ensure that said notice for the exercise of the redemption rights may be issued through the systems established by Iberclear.

        The redemption price that the Company shall promptly pay for each Class B share surrendered by a holder for redemption shall be equal to the consideration paid by the offeror in the tender offer to holders of Class A shares giving rise to the Redemption Event, as increased by interest accruing at the legal interest rate on the aforementioned amount from the date of issuance of the notice of the exercise of redemption rights by such holder until the date payment is actually made to such holder. The Company's directors shall be authorized to execute such resolutions and take such actions as may be necessary or appropriate to ensure that the Company fully complies with its obligation to pay the redemption price for any Class B shares as to which the redemption rights are exercised.

        Upon payment of the redemption price, the share capital of the Company shall be deemed reduced in the amount of the par value of the redeemed shares. The amount of the reduction of share capital must not exceed one quarter of the total share capital of the Company. The corporate resolutions approving the issuance shall establish the terms for the exercise of the redemption rights. We will place priority on the redemption requests placed by those shareholders who exclusively hold Class B shares and by those who, holding both Class A and Class B shares, provide evidence that they refused to accept, either totally or partially, the takeover bid that triggered the Redemption Event. In this case, the Company will reduce its share capital by meeting all such priority redemption requests in proportion to the number of Class B shares held by each shareholder.

        As to any non-monetary consideration paid in the offer, it shall be valued at its market value as of the initial settlement date of the offer, which valuation must be accompanied by a report issued by an independent expert appointed by the Company, selected from among audit firms of international renown.

  Restrictions on Payment of Dividends until Redemption Price is Paid

        From the moment the tender offer is commenced until the payment in full of the redemption price (including any accrued interest thereon) in respect of any Class B shares as to which redemption rights have been exercised, the Company may not pay any dividend, distribution or other similar payment whatsoever to its shareholders, regardless of whether such dividend, distribution or other similar payments are paid in cash, securities of the Company or any of its subsidiaries or in the form of any other securities, assets or rights.

Class C Shares

        Class C shares with a par value of one cent (0.01) of euro carry the following rights established under Spanish law and in the Bylaws:

  Voting Rights

        Class C shares do not carry voting rights.

  Preferential Dividend

        Each Class C share confers on its holder the right to receive an annual minimum preferential dividend charged against ordinary distributable profits for each fiscal year at the end of which such Class C share is outstanding, of one euro cent (€0.01) per Class C share (the "Preferential Dividend").

        The Company is required to declare and pay the Preferential Dividend before paying out any dividend whatsoever to holders of voting shares that is charged against the ordinary distributable profits earned by the Company in each fiscal year.

        The Preferential Dividend in respect of Class C shares must be paid within nine months after the end of the fiscal year in respect of which it is due. The aggregate amount of the Preferential Dividend paid on the outstanding Class C shares in respect of any fiscal year shall not exceed the sum of distributable profits earned by the Company in such fiscal year.

        In the event that the Company does not earn sufficient distributable profits in any fiscal year to pay the Preferential Dividend on all Class C shares existing at the close of such fiscal year, the Preferential Dividend shall not be paid out and the part of the aggregate sum of said Preferential Dividend exceeding the distributable profits earned by the Company in such year shall not accumulate as a dividend to be paid out in the future.

        The total or partial failure to pay out the Preferential Dividend in respect of any fiscal year due to failure to earn sufficient distributable profits for full payment of the Preferential Dividend in such fiscal year shall not confer any voting rights on the Class C shares.

  Other Dividends and Distributions

        Each Class C share confers the right of the holder to receive, in addition to the Preferential Dividend, the same dividend, the same liquidation quota, the same restitution of contributions in the event of share capital reduction, distribution of reserves of all kinds or the issuance premium and whatsoever other allocations and distributions as our voting shares, all in the same terms and conditions that correspond to voting shares.

  Preferential Liquidation Right

        Each Class C share confers on its holder the right to receive, in the event the Company is wound up and liquidated, an amount (the "Preferential Liquidation Quota") equivalent to the paid up value of Class C shares.

        The Company shall pay out the Preferential Liquidation Quota for Class C shares before paying any liquidation quota whatsoever to holders of voting shares. Regarding the rest of the liquidation quota that may correspond to them, they shall be entitled to the same rights as voting shares.

  Redemption Rights for Class C Shares

        In the event that a tender offer for all or part of the shares of the Company is made and wholly or partially settled, each holder of Class C shares shall be entitled to have its Class C shares redeemed pursuant to the procedure established for the redemption of Class B shares, provided that such redemption right shall not be available if the holder of Class C shares had the right to participate in such tender offer in the same manner and on the same terms and conditions and, in any events, for the same consideration, as the holders of Class A shares (each such tender offer, a "Class C Shares Redemption Event").

        Notwithstanding the above, the number of Class C shares redeemed as a consequence of a Class C Shares Redemption Event may not represent a percentage of the total number of Class C shares issued and outstanding at the date of the Class C Shares Redemption Event that is greater than the proportion that (a) the sum of Class A shares and Class B shares (as the case may be) (i) held by persons to whom the tender offer giving rise to the Class C Shares Redemption Event is made, (ii) held by the offeror in said tender and (iii) held by persons acting in concert with such offeror or persons who signed agreements with the offeror in relation to the offer, bears to (b) all of the Class A shares and Class B shares (as the case may be) issued and outstanding on the date of the tender offer giving rise to the Class C Shares Redemption Event.

        Notwithstanding the above, the General Shareholders' Meeting is entitled to increase the share capital by charge to reserves through the issue of new Class C shares only, provided that a favorable vote of the majority of the shares of each Class then outstanding is separately obtained, and otherwise at all times respecting an equal treatment between all classes of shares.

  Pre-Emptive Right and Rights to Free Assignment of New Shares

        With full observance of the principle of proportionality based on the proportion that the number of shares of each share class bears to the total number of shares of all classes already issued into which our share capital is divided at the time of the issuance triggering such pre-emptive rights, the pre-emptive rights, rights to free assignment of shares and any other similar pre-emptive right of holders of Class C shares shall be exercised only over Class C shares (or convertible or exchangeable bonds, warrants or other securities and instruments granting rights to subscription or acquisition of the same).

        In the case of capital increases effected using reserves or premiums obtained from prior issuances of shares to increase the par value of the issued and outstanding shares, the Class C shares as a class shall be entitled to a par value increase in the proportion that the aggregate par value of the issued and outstanding Class C shares at the time of the execution of the resolution approving such capital increase bears to the Company's share capital represented by the Class A shares, Class B shares and Class C shares issued and outstanding at such time.

        Notwithstanding the above, the General Meeting shall be entitled to increase the share capital by charge to reserves through the issue of only new Class C shares, provided always that a favorable vote is separately obtained by the majority of the shares in each of the various classes of shares outstanding, and at all times respecting an equal treatment between all classes of shares.

  Separate Voting in the Event of Modifications of the Bylaws or Agreements and Other Operations that May Negatively Affect Class C Shares

        Notwithstanding Article 103 of the Spanish Capital Corporations Law, the Bylaws or any resolution amendments that may directly or indirectly prejudice or adversely affect the pre-emptive rights or privileges of Class C shares (including any amendment of the provisions of the Bylaws relating to Class C shares or to any resolution that may prejudice or adversely affect Class C shares relative to the Class A shares and/or Class B shares or that may benefit or favorably affect Class A shares and/or Class B shares relative to Class C shares) shall require, in addition to being approved pursuant to the provisions of the Bylaws, the approval by holders of a majority of the then issued and outstanding Class C shares. By way of explanation but without limiting the generality of the foregoing, such separate class voting right shall apply to the following: (i) the elimination or modification of the principle of proportionality among the Class A shares, the Class B shares and the Class C shares relative to the total number of the Company's issued and outstanding shares in connection with the issuance of new shares or securities or instruments that may give rise to subscription for, conversion into, exchange for or acquisition of, or in any other way grants the right to receive, the Company's shares; (ii) the partial or total exclusion, applied in an unequal manner, of the pre-emptive and other analogous rights that may be attached under Spanish law and the Bylaws to Class A shares and/or Class B shares and Class C shares (as the case may be); (iii) the repurchase or acquisition of the Company's own shares in a manner that may affect Class A shares and/or Class B shares relative to Class C shares unequally, whether in the applicable terms and conditions, the purchase price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may give rise to amortization of shares or to the reduction of capital in an unequal manner for Class A shares, Class B shares or Class C shares (as the case may be); (iv) the approval of a structural modification to the Company that results in unequal treatment of Class A shares Class B shares (as the case may be) relative to Class C shares in any aspect; (v) the exclusion of the shares of the Company from trading on any secondary stock exchange or securities market except through the launching of a delisting tender offer that provides for the payment of the same consideration to holders of the Class A shares, Class B shares and Class C shares (as the case may be); and (vi) the issuance of any other class of preferred or privileged shares that may be created in the future.

        Notwithstanding the provisions of Article 293 of the Spanish Capital Corporations Law, any agreement by us to increase capital by any method and under any formula whatsoever entailing the first issue of Class C shares shall also require approval, in addition to the approval in compliance with the applicable law and the provisions of Article 30 of the Bylaws, of the majority of Class B shares then issued and outstanding.

  Payment for Shares

        The general meeting of shareholders or the Board of Directors by delegation may from time to time make calls upon the shareholders in respect of any amounts unpaid on their shares. Each shareholder shall pay the specified amount at the established time or times. If an amount called in respect of a share by the general meeting of shareholder is not paid before or on the day appointed for payment, Abengoa may, at its discretion, adopt any of the following decisions:

        (a)    institute legal proceedings to enforce compliance with the obligation to pay the amount called on the shares plus legal interest and to seek damages sustained as a result of non-payment;

        (b)    take enforced collection action against the shareholder, seizing his or her property to satisfy the amount called on the shares plus interest. The enforcement order can be issued on the basis of certification by Abengoa accrediting that the debtor is a shareholder and the resolution adopted by the Board of Directors to issue a call on shares; or

        (c)    execute the transfer of the shares before a notary public and replace the original share certificate with a duplicate. All expenses incurred in this respect shall be for the account of the defaulting member. If, for any reason, the shares cannot be sold, Abengoa has the right to terminate the contract with the defaulting member and cancel the shares in question, with the corresponding reduction of capital. Any amounts already paid on the shares shall revert to Abengoa.

        The transferee of shares that are not fully paid up shall be jointly and severally liable with all previous transferors, as the Directors may determine, for the payment of sums due on shares. The liability of the transferor shall expire three years from the date of the transfer. All shares shall be freely transferable, there being no restrictions or limitations in this respect.

        The Bylaws do not contain any provision relating to sinking funds or potential liability of shareholders to further capital calls.

Pre-emptive Rights

        Pursuant to Spanish Corporate law, shareholders have pre-emptive rights to subscribe for any new shares, and bonds convertible into shares issued by Abengoa. However, the pre-emptive rights of holders of shares may not be available under special circumstances if they are excluded by a resolution passed at a general meeting in accordance with Articles 304.2, 308, 416.2, 504, 505 and 506 of Spanish Corporate law or by the Board of Directors pursuant to the authority to do so conferred to it by a shareholders' resolution.

        Further, pre-emptive rights are not available in the event of an increase in capital in connection with (i) the conversion of convertible bonds into shares in accordance with their terms, (ii) a merger or a public exchange offer in which shares are issued as consideration; (iii) an acquisition of assets from another company in which shares are issued as consideration; or (iv) in the case of capital increases with non-monetary contributions or by way of capitalization of credits held vis-à-vis the Company.

        Preemptive rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

        In the case of a listed company, when the shareholders authorize the Board of Directors to issue new shares or bonds convertible into shares, they can also authorize the Board of Directors to not grant pre-emptive rights in connection with such new shares or bonds convertible into shares if it is in the best interests of the company.

Shareholder Suits

        Shareholders in their capacity as shareholders may bring actions challenging resolutions adopted at general meetings. The court of first instance in the company's corporate domicile has exclusive jurisdiction over shareholder suits.

        Under the Spanish Corporate law, directors are liable to the company and the shareholders and creditors of the company for acts and omissions contrary to Spanish law or the company's Bylaws and for failure to carry out the duties and obligations required of directors. Directors have such liability even if the transaction in connection with which the acts or omissions occurred is approved or ratified by the shareholders.

        The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision making relating to the transaction at issue, was unaware of its existence or being aware of it, did all that was possible to mitigate any damages or expressly disagreed with the decision-making relating to the transaction.

General Meetings

        General meetings of shareholders may be at the Annual General Shareholders' Meeting and extraordinary general meetings. The Annual General Shareholders' Meeting is held within the first six months of each fiscal year in order to review, among other things, the management of the Company, and to approve, if applicable, the annual financial statements for the previous fiscal year. Extraordinary general meetings of shareholders are those meetings that are not ordinary. The requirements mentioned below concerning the constitution and adoption of resolutions are applicable to both categories of general meetings.

        The Annual General Shareholders' Meeting of Abengoa is held in Seville, during the first six months of each year on a date fixed by the Board of Directors. Extraordinary general meetings may be called by the Board of Directors whenever deemed appropriate or at the request of shareholders representing at least 5% of Abengoa's share capital or 5% of the voting shares. Notices of all ordinary general meetings are published in the Commercial Registry's Official Gazzette (Boletín Oficial del Registro Mercantil) or in a local newspaper of wide circulation in Spain, on the CNMV's website (www.cnmv.es) and on the Company's website (www.abengoa.es) at least one month prior to the meeting. At ordinary general meetings, shareholders representing at least 5% of Abengoa's share capital or 5% of the voting shares have the right to request the publication of an amended notice including one or more additional agenda items. However, dismissal of directors can be considered even if not included in the agenda of any general meeting.

        A holder of a minimum of three hundred and seventy-five (375) shares, whether they are Class A shares or Class B shares, shall have the right to attend the general meeting, provided that the shareholder registers prior to the date on which the meeting is to be held and presents an attendance card issued in his name and stating the number, class and series of shares and the number of votes to which such holder is entitled. The card shall be issued by the entity responsible for book-entry registration to those shareholders who present proof of shares entered in the register five days prior to the scheduled date of the meeting.

        Any shareholder entitled to attend a general meeting shall have the right to be represented at the general meeting by any person. If the proxy is also a shareholder and eligible to attend the meeting in his own right, a private written instrument of proxy issued specifically for the relevant meeting should suffice to document the proxy.

        Legal persons, minors and persons under civil disqualification may be represented at meetings by their legal representatives, who shall present evidence of their powers of attorney to the chair of the general meeting, without prejudice to the provisions contained in the Spanish Capital Corporations Law in relation to family representation and general powers of attorney.

        General Meetings shall be held in Seville on the day designated in the notice calling them. Sessions however may be extended during one or more consecutive days. Said extensions may be agreed upon request by the Board of Directors or by shareholders holding at least twenty-five percent (25%) of the equity present or represented at the relevant meeting or twenty-five percent (25%) of the voting shares.

        Action is taken at the Annual General Shareholders' Meeting on the following matters: the approval of the management of the Company by the directors during the previous fiscal year; the approval of the annual accounts from the previous fiscal year; and the application of the previous fiscal year's income or loss. All other matters can be considered at either the Annual General Shareholders' Meeting or an extraordinary general meeting if the matter is within the authority of the meeting and is included on the agenda.

        Shareholders representing 1% of the share capital or 1% of voting shares are entitled to request the presence of a Notary Public to record the minutes of the general meeting.

        Shareholders representing 5% of the share capital or 5% of the voting shares of the Company are entitled to call a General Meeting to resolve on a corporate action claiming liability against directors, and to bring, even in the absence of a resolution of the General Meeting or despite the existence of a contrary resolution of the General Meeting, a corporate action claiming liability of directors, as well as to challenge, settle or waive such action.

        The quorum required for business to be transacted at a general meeting (either the Annual General Shareholders' Meeting or an extraordinary general meeting) shall be the holders present in person or by proxy of at least 25% of the issued voting share capital. In the event that a meeting stands adjourned because the quorum requirement is not met, there shall be no minimum quorum required at the adjourned meeting.

        Under the Spanish Corporate law, the rights of shareholders may only be changed by an amendment to the Bylaws that complies with the quorum requirements explained above, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment. As noted above, holders of Class B shares and holders of Class C shares (if any) are entitled to vote as separate classes in the event of any modification of the Bylaws or resolution for transaction that may adversely affect such Class B and Class C shares.

        However, certain resolutions, specifically those relating to the issue of bonds, the increase or reduction of capital, a change of corporate form, the merger, demerger, global assignment of assets and liabilities, cancellation or restriction of preemptive rights, or the transfer of the registered office abroad of Abengoa and, in general, any amendment to the Bylaws, can only be taken at General Shareholders' Meetings when the holders of at least 50% of the issued voting share capital are present in person or by proxy.

        In the event that a meeting stands adjourned because the quorum requirement is not met, such decisions can be taken at the adjourned meeting when holders of at least 25% of the issued voting share capital are present in person or by proxy. The interval between the first and second call for a shareholders' meeting must be at least 24 hours. However, when less than 50% of the voting share capital is present at the meeting in person or by proxy, a reinforced majority of two thirds of the voting share capital present in person or by proxy is required for the adoption of the aforementioned resolutions (merger, demerger, increase or reduction of capital, etc.).

        Abengoa's shareholders may, at any time, request certifications of resolutions adopted by the general meeting.

        A resolution passed in a shareholders' meeting is binding on all shareholders, unless such resolution is: (i) contrary to Spanish law or our Bylaws; or (ii) prejudicial to our interests and beneficial to one or more shareholders or third parties. In the case of resolutions contrary to Spanish law, the right to contest is extended to all shareholders, directors and interested third parties. In the case of resolutions prejudicial to our interests or contrary to our Bylaws, such right is extended to shareholders who attended the shareholders' meeting and recorded their opposition in the minutes of the meeting, to shareholders who were absent and to those unlawfully prevented from casting their vote as well as to members of the Board of Directors. In certain circumstances (such as a modification of corporate purpose or change of the corporate form, transfer of domicile to a foreign country, intra-European Union merger with transfer of domicile to another European Union country or incorporation of a limited liability European holding company if the dissenting shareholder is a partner of the promoter companies), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from the Company. If this right were exercised, we would be obliged to purchase the relevant shareholding(s) at prices determined in accordance with established formula or criteria relating to the average price of the shares within certain periods of time.

        The regulations that govern the general meeting were approved by resolution of the Board of Directors on February 24, 2003 and by resolution of the general meeting of shareholders on June 29, 2003, and were amended by resolution of the Extraordinary General Shareholders Meeting on September 30, 2012. The existence of such regulations is obligatory for all corporations listed on a Spanish stock exchange following the adoption of Law 26/2003.

Restrictions on Investments in Spanish Companies

        The Madrid and Barcelona stock exchanges and other securities markets are open to foreign investors.

        Under Abengoa's Bylaws, all the shares forming part of the share capital of the company are transferable to foreign investors, provided all statutory and legal requirements are met.

        Pursuant to Law 18/1992, of July 1, 1992, and Royal Decree 664/1999, of April 23, 1999, foreign investors may freely invest in shares of Spanish companies (as well as transfer invested capital, capital gains and dividends out of Spain without limitation, subject to applicable taxes and exchange controls) and need only notify the Spanish Ministry of Economy of their investment after it has been made and for administrative, economic and statistical purposes, for the purposes of its registration with the Spanish Registry of Foreign Investments. The shares underlying the ADSs are so registered.

        In addition, if a foreign investor is an individual or entity resident in designated tax havens, this investor is also required to file a prior notification of investment with the Spanish Ministry of Economy and Finance as well as after consummating the transaction. This prior notification is not necessary when the investment is made in transferable securities (whether or not trading on the official secondary market) or when the foreign holding in the Spanish target company does not exceed 50%.

        Law 19/2003 of July 4, 2003, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts or financial debit or credits abroad. These operations must be reported to the Ministry of the Economy and the Bank of Spain only for informational and statistical purposes.

        The most important developments resulting from Law 19/2003 are the obligations on financial intermediaries to provide to the Spanish Ministry of Economy and Finance and the Bank of Spain information corresponding to client transactions.

Tender Offers

        In Spain, tender offers are governed by the Spanish Securities Act, as amended by Law 6/2007 of April 13, and Royal Decree 1066/2007, of July 27, 2007, which have implemented Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004.

        Tender offers in Spain may qualify as either mandatory or voluntary offers.

        Mandatory public tender offers must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) at an equitable price when any person acquires control of a Spanish company listed on the Madrid and Barcelona stock exchanges, whether such control is obtained:

  •
  by means of the acquisition of shares or other securities that directly or indirectly give the right to subscribe or acquire voting shares in such company;

  •
  through agreements with shareholders or other holders of said securities; or

  •
  as a result of other situations of equivalent effect as provided in the regulations (i.e., indirect control acquired through mergers, share capital decreases, target's treasury stock variations or securities exchange or conversion, etc.).

        A person is deemed to have obtained the control of a target company, individually or jointly with concerted parties, whenever:

  •
  it acquires directly or indirectly a percentage of voting rights equal to or greater than 30%; or

  •
  it has acquired a percentage of less than 30% of the voting rights and appoints, in the 24 months following the date of acquisition of said percentage, a number of directors that, together with those already appointed, if any, represent more than one-half of the members of the target company's board of directors. Regulations also set forth certain situations where directors are deemed to have been appointed by the bidder or persons acting in concert therewith unless evidence to the contrary is provided.

        For the purposes of calculating the percentages of voting rights acquired, the regulations establish the following rules:

  •
  percentages of voting rights corresponding to (i) companies belonging to the same group as the bidder; (ii) members of the board of directors of the bidder or of companies of its group; (iii) persons acting in concert with or for the account of the bidder; (iv) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights, in the absence of specific instructions with respect thereto; and (v) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder;

  •
  both the voting rights arising from the ownership of shares and those enjoyed under a usufruct or pledge or upon any other title of a contractual nature will be counted towards establishing the number of voting rights held;

  •
  the percentage of voting rights shall be calculated based on the entire number of shares carrying voting rights, even if the exercise of such rights has been suspended; treasury shares held directly or indirectly by the target company as per the information available on the date of calculation of the percentage of voting rights shall be excluded; and non-voting shares shall be taken into consideration only when they carry voting rights pursuant to applicable law; and

  •
  acquisitions of securities or other financial instruments giving the right to the subscription, conversion, exchange or acquisition of shares which carry voting rights will not result in the obligation to launch a tender offer until any such subscription, conversion, exchange or acquisition occurs.

        Notwithstanding the foregoing, upon the terms established in the regulations, the CNMV will conditionally dispense with the obligation to launch a mandatory bid when another person or entity not concerted with the potential bidder directly or indirectly holds an equal or greater voting percentage in the target company.

        The price of the mandatory tender offer is deemed equitable when it is at least equal to the highest price paid by the bidder or by any person acting in concert therewith for the same securities during the 12 months prior to the announcement of the tender offer. Other rules to calculate such equitable price are set forth in the regulations. However, the CNMV may change the price so calculated in certain circumstances (extraordinary events affecting the price, evidence of market manipulation, etc.).

        Mandatory offers must be launched within one month from the acquisition of the control of the target company.

        Voluntary tender offers may be launched when a mandatory offer is not required. Voluntary offers are subject to the same rules established for mandatory offers except for the following:

  •
  they might be subject to certain conditions (such as amendments to the bylaws or adoption of certain resolutions by the target company, acceptance of the offer by a minimum number of securities, approval of the offer by the shareholders' meeting of the bidder; and any other deemed by the CNMV to be in accordance with law), provided that such conditions can be met before the end of the acceptance period of the offer; and

  •
  they shall not be launched at an equitable price. However, if they are not launched at an equitable price and upon settlement of the tender offer shares representing at least 50% of the voting rights are tendered in the offer (excluding voting rights already held by the offeror and those belonging to shareholders who entered into an agreement with the offeror regarding the tender offer), the offeror may become obliged to launch a mandatory tender offer.

        In any case, by virtue of an amendment to the Spanish Securities Act operated by Law 1/2012, of June 22, the price in a voluntary tender offer must be the higher of (i) the equitable price and (ii) the price resulting from an independent valuation report, and must at least consist of cash as an alternative if certain circumstances have occurred during the two years prior to the announcement of the offer (basically, the trading price for the shares being affected by price manipulation practices, market or share prices being affected by natural disasters, force majeure, or other exceptional events, or the target company being subject to expropriation or confiscation resulting in significant impair of the company's real value).

        Spanish regulations on tender offers set forth further provisions, including:

  •
  subject to shareholder approval within 18 months from the date of announcement of the tender offer, the board of directors of a target company will be exempt from the rule prohibiting frustrating action against a foreign bidder whose board of directors is not subject to an equivalent passivity rule;

  •
  defensive measures included in a listed company's bylaws and transfer and voting restrictions included in agreements among a listed company's shareholders will remain in place whenever the company is the target of a tender offer, unless the shareholders resolve otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected will be entitled to compensation at the target company's expense); and

  •
  squeeze-out and sell-out rights will apply provided that following a mandatory tender offer (or as a result of a voluntary offer for all the target's share capital) the bidder holds securities representing at least 90% of the target company's voting capital and the tender offer has been accepted by the holders of securities representing at least 90% of the voting rights other than those held by the bidder previously to the offer.

Reporting Requirements

Acquisition of Shares

        Spanish law requires any person or group, which as a result of an acquisition or transfer of shares, reaches, increases its ownership above or decreases its ownership below 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90% of the capital stock of a company listed on a Spanish stock exchange, to report such acquisition or transfer to (i) the company whose securities are being acquired and (ii) the CNMV.

        The individual or legal entity obliged to carry out the notification must serve it by means of the standard form approved by the CNMV within four business days from the date on which the transaction is acknowledged (Royal Decree 1362/2007 deems a transaction to be acknowledged within two business days from the date on which such transaction is entered into).

        In certain circumstances established by Royal Decree 1362/2007, the notification requirements on the acquisition or transfer of shares also apply to any person or legal entity that, independently of the ownership of the shares, may acquire, transmit or exercise the voting rights granted by those shares, provided that the proportion of voting rights reaches, increases above or decreases below, the percentages set forth by Spanish law.

        The ownership thresholds that trigger these reporting obligations are reduced to 1% and any multiple of 1% for purchasers residing in designated tax havens or jurisdictions where such ownership is not taxable or where no effective mechanisms exist for the exchange of tax information, pursuant to current regulation. Furthermore, any person or legal entity must similarly report any acquisition or transfer, regardless of size, of equity securities of a company listed on a Spanish stock exchange if such person or legal entity is a member of the Board of Directors of such company.

        All directors must report to us and the CNMV the percentage and number of voting rights held by them at the time of becoming or ceasing to be a member of the Board of Directors. Additionally, in accordance with Royal Decree 1333/2005 members of the Board of Directors of Abengoa and certain members of our senior management (as defined in the Royal Decree) must notify us and the CNMV about all transactions carried out by them or by any person or entity to whom they have a direct relationship regarding shares or financial instruments which carry a right to acquire or dispose of shares attaching voting rights of Abengoa or regarding derivatives or other financial instruments linked to said shares.

        Moreover, pursuant to article 30.6 of Royal Decree 1362/2007, in the context of a takeover bid, the following transactions should be notified to the CNMV: (i) any acquisition reaching or exceeding 1% of the voting rights of the Company, and (ii) any increase or decrease in the percentage of voting rights held by holders of 3% or more of the voting rights in the Company. The CNMV will immediately make public this information.

Disclosure of Net Short Positions

        Net short positions on shares listed on the Madrid and Barcelona stock exchanges equal to, or in excess of, 0.2% of the relevant issuer's share capital and any increases or reductions thereof by 0.1% are required to be disclosed to the CNMV by no later than the first trading day following the transaction. If the net short position reaches 0.5%, and also at every 0.1% above that, the CNMV will disclose the net short position to the public.

Acquisition of Own Shares

        In application of the law, the maximum percentage permitted in relation to the own shares held by Abengoa is 10% of its share capital. If an acquisition or series of acquisitions of shares of Abengoa reaches or exceeds or causes Abengoa's and its affiliates holdings to reach or exceed 1% of Abengoa's voting shares, Abengoa must notify its final holding of treasury stock to the CNMV. If such threshold is reached as a result of a series of acquisitions, such reporting obligation will only arise after the closing of the acquisition which, taken together with all acquisitions made since the last of any such notifications, causes Abengoa's and its affiliates holdings to exceed, 1% of Abengoa's voting shares. Sales and other dispositions of Abengoa's treasury stock will not be deducted in the calculation of such threshold. This requirement also applies if the stock is acquired by a majority-owned subsidiary of Abengoa.

Disclosure of Shareholder agreements affecting the Company

        Under Spanish law, any party to certain types of shareholders' agreements affecting companies listed on any Spanish stock exchange must disclose to us and the CNMV the execution, amendment or extension of such agreements, including the registration with the appropriate commercial registry (Seville in our case).

        In particular, any agreement concerning the exercise of voting rights at a general shareholders' meeting or containing restrictions or conditions on the free transferability of shares or bonds that are convertible or exchangeable into shares must be disclosed. Such a shareholders' agreement has effect upon the time of deposit and publication. Failure to comply with these disclosure obligations renders any such shareholders' agreement unenforceable and constitutes a violation under Spanish law.

        Upon request by the interested parties of such agreements, the CNMV may waive the requirement to report, deposit and publish the relevant agreement when such disclosure may adversely affect the company.

        Currently, Abengoa is aware of the existence of the following agreements between shareholders:

Agreement between Inversión Corporativa IC, S.A., Finarpisa, S.A. and First Reserve Corporation

        According to the terms and conditions provided in the investment agreement (the "Investment Agreement") between Abengoa and First Reserve Fund XII, L.P., which subsequently assigned its contractual rights and obligations thereunder to First Reserve Alfajor Holding, S.à.r.l. (the "Investor"), Inversión Corporativa and Finarpisa, S.A., shareholders of Abengoa, entered into an agreement on October 3, 2011, which regulates the exercise of their respective rights to vote in Abengoa's general meetings in relation with the proposal, appointment, ratification, reelection or substitution of a director in representation of the Investor.

        Inversión Corporativa and Finarpisa, S.A. jointly and severally have undertaken, subject to the terms and conditions stated in the Investment Agreement, as applicable:

  (i)
  through their respective domanial directors ("consejeros dominicales") at the Board of Directors of Abengoa to vote in favor of (x) the appointment to such Board of the Investor's nominee for the Director designated by the Investor pursuant to the cooptación procedure provided under the Spanish Capital Corporations Law, and (y) the proposal to recommend to Abengoa's shareholders the election of any replacement Director designated by the Investor to the Board of Directors at Abengoa's annual general meeting of shareholders;

  (ii)
  to vote, at the corresponding annual general meeting of shareholders of Abengoa, in favour of the appointment of the Investor's nominee for the Designated Investor Director to be appointed to the Board of Directors; and

  (iii)
  so long as the Investor or any of its permitted transferees owns any Class B shares or any other security convertible into, or exchangeable for, Class B shares issued pursuant to the Investment Agreement or any other transaction document, not to propose, or request to the Board of Directors to recommend, to the shareholders any amendment to the Abengoa's organizational documents that would adversely modify the equal rights of Class B shares and Class A shares in relation to dividends or other distributions as currently set forth in the organizational documents and, if proposed by any shareholder or by the Board of Directors, to vote against such amendment.

Shareholders Agreement between Inversión Corporativa IC, S.A., and Abengoa, S.A.

        Inversión Corporativa IC, S.A. has entered into a shareholders' agreement with Abengoa, whereby the first undertakes, directly or indirectly through its subsidiary Finarpisa S.A., among other things, (i) to exercise their voting rights up to a maximum of 58.18% of the total voting rights in the Company in the event that, as a result of the exercise of the right of holders of Class A shares to convert such shares into Class B shares, the total percentage of voting rights it holds increases in relation to the total voting rights in the Company, and (ii) that their voting rights shall not be higher than four times their economic rights from the total rights of the Company and that, if so occurred, it will sell or transfer Class A shares or Class B shares in the amount required to maintain that ratio.

Registration Rights Agreement between Abengoa, S.A. and FR Alfajor Holdings S.à. r.l.

        On November 4, 2011, we entered into an agreement with FR Alfajor Holdings S.à. r.l. ("FRAH"), an affiliate of First Reserve, relating to certain registration rights granted in connection with the purchase of our Class B shares by First Reserve in October 2011. Under the registration rights agreement, we are responsible, subject to certain exceptions, for the expenses of any offering of our common shares held by FRAH other than underwriting discounts and selling commissions. The registration rights agreement contains customary indemnification provisions.

Demand Registration Rights

        Under the registration rights agreement, subject to certain exceptions, FRAH may require us to effect a registration under the Securities Act for the sale of their Class B shares of our company. However, we are not obliged to effect any such registration when (1) the request for registration does not cover that number of shares with an anticipated gross offering price of at least €60.0 million, or (2) we elect to only issue Class B shares on the Madrid and Barcelona stock exchanges and not also ADSs on the NASDAQ Global Select Market.

Piggyback Registration Rights

        Under the registration rights agreement, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, FRAH will be entitled to certain "piggyback" registration rights allowing them to include their shares in such registration, subject to certain marketing and other limitations.

F-3 Registration Rights

        Under the registration rights agreement, and at such time as we are eligible to do so, FRAH may make a written request that we file a Registration Statement on Form F-3 for an offering of FRAH's Class B shares. In addition, during such time when we have an effective Registration Statement on Form F-3, FRAH may make a written request to register the offer and sale of their shares on a shelf registration statement on Form F-3, so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least €60.0 million.

Termination

        The rights of FRAH under the registration rights agreement terminate on the date upon which FRAH ceases to hold any of our Class B shares.

 C. Material Contracts

        See "Item 4.B—Business Overview."

D. Exchange Controls

        See "Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Regulation."

E. Taxation

        The following is a summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of Class B shares or ADSs. This summary is based upon Spanish tax laws as referred to below and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990, (the "Treaty"), all in effect as of the date hereof and all of which are subject to changes in wording or administrative or judicial interpretation occurring after the date hereof, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

        As used herein, the term "U.S. Holder" means a beneficial owner of one or more Class B shares or ADSs:

  (a)
  that is, for U.S. federal income tax purposes, one of the following:

  (i)
  a citizen or resident of the United States;

  (ii)
  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof; or

  (iii)
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;

  (b)
  that holds the Class B shares or ADSs as capital assets for U.S. federal income tax purposes;

  (c)
  that owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Abengoa; and

  (d)
  whose holding is not effectively connected with a permanent establishment in Spain.

        This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding Class B shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction, persons who acquired their Class B shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar. Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

        In addition, this summary does not address the Spanish tax consequences applicable to "look through" entities (such as trusts or estates) that may be subject to the tax regime applicable to such non-Spanish tax resident entities under the Spanish NRIT.

        If a partnership holds Class B shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partnership, or partner in a partnership, that holds Class B shares or ADSs is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Class B shares or ADSs.

        The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary ("pre-release"), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rate for dividends received by certain non-corporate U.S. Holders of ADSs, each as described below, could be affected by actions taken by such parties or intermediaries.

        For purposes of the Treaty and U.S. federal income tax, U.S. Holders of ADSs will generally be treated as owners of the underlying Class B shares represented by such ADSs. Accordingly, for U.S. federal income tax purposes, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class B shares represented by those ADSs.

        This discussion assumes that Abengoa is not, and will not become, a passive foreign investment company ("PFIC"), for U.S. federal income tax purposes, as discussed below under "—U.S. Federal Income Tax Considerations—Passive foreign investment company rules."

        Potential investors in Class B shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of Class B shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, potential investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

        On January 14, 2013, the U.S. Ambassador to Spain and the Spanish Minister of Finance and Public Administration signed a new Protocol amending the Treaty (the "2013 Protocol"). Among other things, the 2013 Protocol amends the articles of the Treaty related to dividends, capital gains, interest and limitation on benefits. The 2013 Protocol will enter into force three months after the United States and Spain notify each other that their required internal procedures have been complied with. If the 2013 Protocol goes into effect, the capital gains on disposal of the Class B shares and ADSs will not be taxable in Spain regardless of the size of the U.S. Holder's stake in our capital. Potential investors are urged to consult their own tax advisors concerning whether the 2013 Protocol has been entered into force and, if so, the tax implications thereof and the applicability of the Treaty under the amended limitation on benefits clause.

Spanish Tax Considerations

        This information has been prepared in accordance with the following Spanish tax legislation in force at the date of this annual report, including:

  •
  the Second Additional Provision of Law 13/1985, of May 25, on investment ratios, own funds and information obligations of financial intermediaries as amended by, among others, Law 19/2003 of July 4 on legal rules governing foreign financial transactions and capital movements and various money laundering prevention measures, Law 23/2005, dated November 18, 2005 on certain tax measures to promote productivity and Law 4/2008 of December 23, which abolishes Net Wealth Tax, provides for a monthly Value Added Tax refund system and introduces other amendments to Spanish tax legislation and Law 6/2011, of April 11, which modifies Law 13/1985, Law 24/1988, dated July 28, on the Securities Exchange, and Royal Decree 1298/1986 of June 28, about the adaptation of the current law about financial entities to the law of the European Union, ("Law 13/1985"), as well as Royal Decree 1065/2007, of July 27, as amended by Royal Decree 1145/2011, of July 29 ("Royal Decree 1145/2011"); and

  •
  the Royal Legislative Decree 5/2004, of March 5, promulgating the Consolidated Text of the NRIT Law along with Law 19/1991, dated June 6, 1991 on Wealth Tax, as amended by Law 4/2008, of December 23, which abolishes Wealth Tax, provides for a monthly Value Added Tax refund system and introduces other amendments to Spanish legislation and by Royal Decree-law 13/2011, of September 16, and the Law 16/ 2012, of December 27, which re-establish temporarily Wealth Tax, and Royal Decree 1776/2004, of July 30, promulgating the NRIT Regulations and Law 29/1987, of December 18, on Inheritance and Gift Tax.

        The acquisition and transfer of the Class B shares will be exempt from indirect taxes in Spain, i.e., exempt from Transfer Tax and Stamp Duty, and exempt from Value Added Tax, in accordance with article 108 of the Spanish Securities Act and related regulations.

Spanish tax considerations concerning the Class B shares and ADSs

        Ownership of the Class B shares by U.S. Holders will not in itself create the existence of a permanent establishment in Spain.

Taxation of dividends

        Under Spanish law, dividends paid by Abengoa to U.S. Holders of Class B shares or ADSs are subject to Spanish NRIT, withheld at source on the gross amount of dividends, currently at a 21% tax rate. For these purposes, upon distribution of the dividend, Abengoa or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the current withholding tax rate of 21%).

        If the depositary (as defined for Spanish law purposes) of the U.S. Holder is resident, domiciled or represented in Spain and it provides timely evidence (i.e. a certificate from the U.S. Internal Revenue Service ("IRS") stating that, to the best knowledge of the IRS, the U.S. Holder is resident of the United States within the meaning of the Treaty and entitled to its benefits (currently, IRS Form 6166)) of the U.S. Holder's right to obtain the Treaty-reduced rate (currently 15%), it will immediately receive the excess amount withheld. For these purposes, the relevant certificate of residence must be provided before the tenth day following the end of the month in which the dividends were paid. The tax residence certificate is valid only for a period of one year from the date of issuance.

        If the certificate referred to in the above paragraph is not provided within said term but you qualify for the reduced tax rate provided for in the Treaty, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty from the Spanish tax authorities following the refund procedure described below under "—Spanish refund procedure".

        Notwithstanding the foregoing, Spanish NRIT provides an exemption for the first €1,500 of any dividends received annually by U.S. tax resident individuals who do not operate through a permanent establishment in Spain or through a tax haven. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends paid. U.S. tax resident individuals will have to seek a refund of such withholding taxes from the Spanish tax authorities following the refund procedure described below under "—Spanish refund procedure."

  Spanish refund procedure

        According to Spanish Regulations on NRIT (Royal Decree 1776/2004, dated July 30, and an Order dated December 17, 2010), a refund for the amount withheld in excess of the Treaty-reduced rate, and in the case of qualifying individuals, a refund for the amount withheld on the first €1,500 of dividends received in a single year can be obtained from the relevant Spanish tax authorities.

        U.S. Holders may claim the amount withheld from the Spanish Treasury within the first four years by filing with the Spanish tax authorities beginning in February of the following year in which the amount has been withheld (i) the relevant Spanish tax form (210 form) along with, (ii) a certificate of residency issued by the IRS, among other documents.

        U.S. Holders are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Taxation of capital gains

        The rate applicable to capital gains derived from the transfer of Class B shares or ADSs of U.S. Holders is currently 21% under Spanish law.

        However, under the Treaty, capital gains realized by U.S. Holders arising from the disposition of Class B shares or ADSs will not be taxed in Spain, provided that the seller has not maintained a direct or indirect holding of 25% or more in our capital during the 12 months preceding the disposition of the Class B shares or ADSs. U.S. Holders will be required to establish that they are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities a Spanish tax form (Form 210) together with a certificate of tax residence issued by the IRS stating that to the best knowledge of the IRS, such U.S. Holder is a U.S. resident within the meaning of the Treaty (currently, IRS Form 6166). This certificate is generally valid for a period of one year from the date of issuance.

        Additionally, capital gains derived from the transfer of Class B shares in an official Spanish secondary stock market by a U.S. Holder will be exempt from taxation in Spain. For purposes of this exemption, a certificate of tax residence shall be provided in the terms described in the previous paragraph.

Wealth Tax

        In accordance with Royal Decree-Law 13/2011, dated September 16, 2011 (as amended) and Law 19/1991, dated June 6, 1991, U.S. tax resident individuals who held Class B shares or ADSs on December 31, 2013 are subject to Spanish Wealth Tax (Impuesto sobre el Patrimonio) at a rate varying from 0.2% and 2.5% of the average market value of Class B shares or ADSs during the last quarter of the year.

        U.S. Holders that are entities are not subject to Wealth Tax.

        Notwithstanding the foregoing, Spanish Regulations on Wealth Tax provides for an exemption of first €700,000 of taxable base.

        U.S. Holders who are individuals holding Class B shares or ADSs should consult their own tax advisors with respect to the applicability of the Spanish Wealth Tax.

Inheritance and Gift Tax

        Transfers of Class B shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), regardless of the residence of the heir or beneficiary. The applicable tax rate, after applying relevant personal, family and wealth factors ranges from between 0% and 81.6%. While inheritance and gift taxes are generally state taxes, certain autonomous communities have the right to establish their own tax rates and deductions and to control the management and settlement of such taxes.

        Gifts granted to corporations non-resident in Spain for tax purposes are subject to NRIT currently at a 21% tax rate on the fair market value of the Class B shares or ADSs. If the donee is a United States tax resident corporation, the exemptions available under the Treaty will be applicable.

        U.S. Holders holding Class B shares or ADSs should consult their own tax advisors with respect to the specific Spanish tax consequences of the disposition or acquisition of our Class B shares or ADSs by gift or bequest upon death.

U.S. Federal Income Tax Considerations

Taxation of dividends from the Class B shares or ADSs

        Distributions received by a U.S. Holder on Class B shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of Class B shares to all shareholders (including ADS holders), will constitute foreign-source dividend income to the extent paid out of Abengoa's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Abengoa does not maintain calculations of its earnings and profits under U.S. federal income tax principles it is expected that distributions will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of Class B shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euros, it will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Abengoa. Subject to certain exceptions for short-term and hedged positions and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by certain non-corporate U.S. Holders of Class B shares or ADSs will be subject to taxation at rates lower than those applicable to other ordinary income if the dividends are "qualified dividends." Distributions received by a U.S. Holder on Class B shares or ADSs will be qualified dividends if (i) Abengoa is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules and (ii) Abengoa was not, for the year prior to the year in which the dividends are paid, and is not, for the year in which the dividends are paid, a PFIC. Abengoa expects to be eligible for the benefits of the comprehensive income tax treaty between the United States and Spain, which has been approved by the IRS for the purposes of the qualified dividend rules. Further, Abengoa believes that it was not a PFIC for U.S. federal income tax purposes with respect to its 2012 taxable year, it does not expect to be a PFIC for its current taxable year, and it does not anticipate becoming a PFIC in the foreseeable future. See "—Passive foreign investment company rules" below. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

        Certain pro rata distributions of Class B shares to all shareholders (including ADS holders) are not generally subject to tax.

        Spanish income taxes withheld from dividends on Class B shares or ADSs at a rate not exceeding the applicable rate under the Treaty will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder's circumstances and the discussion above regarding concerns expressed by the U.S. Treasury. Spanish taxes that are refundable or withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder's federal income tax liability. See "—Spanish Tax Considerations—Spanish tax considerations concerning the Class B shares and ADSs—Taxation of dividends" above for a discussion of how to obtain the applicable Treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including the Spanish taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit are calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

Taxation upon sale or other disposition of Class B shares or ADSs

        A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of Class B shares or ADSs, which will be long-term capital gain or loss if the U.S. Holder has held such Class B shares or ADSs for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between such U.S. Holder's tax basis in the Class B shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition, in each case as determined in U.S. dollars. Net long-term capital gain recognized by certain non-corporate U.S. Holders will be taxed at a lower rate than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As discussed under "—Spanish Tax Considerations—Spanish tax considerations concerning the Class B shares and ADSs—Taxation of capital gains" above, gain realized by a U.S. Holder on the sale or other disposition of Class B shares or ADSs will be exempt from Spanish tax on capital gains under the Treaty. If a U.S. Holder is eligible for the exemption from Spanish tax on capital gains but does not follow appropriate procedures for obtaining the exemption, it will not be entitled to credit the amount of Spanish tax on capital gains paid against its U.S. federal income tax liability.

Passive foreign investment company rules

        Abengoa believes that it was not a PFIC in its most recent taxable year and will not be a PFIC for U.S. federal income tax purposes for its current taxable year, and Abengoa does not expect to become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Abengoa will not be considered a PFIC for any taxable year. If Abengoa were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

        If Abengoa were treated as a PFIC for any taxable year during which a U.S. Holder held a Class B share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of the Class B share or ADS would be allocated ratably over the U.S. Holder's holding period for the Class B share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Abengoa became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect in that year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of Class B shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on Class B shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder's holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class B shares or ADSs.

        In addition, if Abengoa were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the favorable dividend rate discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

Medicare Tax

        Certain U.S. Holders, including individuals, estates and certain trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of modified adjusted gross income over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" includes the taxpayer's gross investment income reduced by deductions that are allocable to such income. Potential investors should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of Class B shares or ADSs.

Information reporting and backup withholding

        Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

        Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock and securities of a non-U.S. person, subject to exceptions (including an exception for stock and securities held through a U.S. financial institution). Other U.S. Holders may be subject to similar rules in the future. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the Class B shares or ADSs.

F. Dividends and Paying Agents

        Not applicable.

G. Statement by Experts.

        Not applicable.

H. Documents on Display

        We previously filed with the SEC our registration statement on Form F-1.

        We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

        We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. Reports and other information which we filed with the SEC, including this annual report on Form 20-F, may be inspected and copied at the public reference room of the SEC at 450 Fifth Street N.W. Washington D.C. 20549.
        You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

I. Subsidiaries Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

        Our activities are undertaken through our segments and are exposed to market risk, credit risk, liquidity risk and capital risk. Risk management is the responsibility of our corporate finance department in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, credit risk, interest rate risk, liquidity risk, use of hedging instruments and derivatives, and the investment of excess cash.

Market Risk

        We are exposed to market risk, such as movement in foreign exchange rates, interest rates, changes in the prices of assets and commodities purchased (principally zinc, aluminum, grain, ethanol, sugar and gas). All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of forward sale contracts, swaps and options on exchange rates, interest rates and raw materials. None of the derivative contracts signed has an unlimited lose exposure.

Foreign Exchange Rate Risk

        Foreign exchange risks arise (i) from commercial transactions to be settled in the future, for which assets and liabilities are not denominated in the functional currency of the entity and (ii) from financial liabilities denominated in a different currency from the functional currency of the subsidiary.

        Risks from commercial transactions:    To manage foreign exchange risks arising from commercial transactions, we purchase forward purchase/sale contracts. Such contracts provide protection related to the fair value of future cash flow. Approximately 95% of projected transactions which are not denominated in our functional currency qualify as highly probable forecast transactions for hedge accounting purposes. The main exchange rate exposures relate to the U.S. Dollar and the euro. Our foreign exchange risks mainly relate to our operations in connection with purchases and sales in a currency other than the functional currency, mostly affecting the U.S. Dollar against the euro. These purchases and sales, other than in the functional currency, are hedged through our purchase of future currency sale/purchase contracts. Specifically, an appreciation of the U.S. Dollar against the euro would result in a decrease/increase of our purchase costs/sale price in the profit and loss account, which would be compensated by the derivatives purchased, to the extent that the transactions have been hedged. We would recognize a net gain or loss in the income statement from the net assets or liabilities that remain unhedged.

        The total notional amount of the financial instruments relating to amounts receivable and payable outstanding in foreign currencies for each of the years ended December 31, 2013, 2012 and 2011 was as follows:

	Collections Hedging			Payments Hedging
Exchange Rate	2013	2012	2011	2013	2012	2011
	(€ in thousands)
Dirham (United Arab Emirates)	13,222	15,344	—	7,683	7,325	—
Dirham (Morocco)	533	—	—	—	6	90
Dollar (Australia)	—	—	—	1,939	29	—
Dollar (Canada)	—	—	354	—	144	233
Dollar (USA)	328,421	76,765	81,920	226,943	209,104	349,858
euro	—	20,093	6,374	4,978	50,480	54,664
Franc (Switzerland)	—	—	—	—	2,881	—
Krona (Sweden)	—	—	—	1,653	880	—
Pound Sterling (UK)	—	—	—	68	32	3
Dinar (Kuwait)	—	—	—	—	—	—
Peso (Mexico)	—	98	—	8	10	—
Yen (Japan)	—	—	—	15	—	—
Rand (South Africa)	—	52,094	—	—	10,707	—
Sol (Peru)	—	—	—	—	—	29,111
Zloty (Poland)	137,363	199,081	—	65,647	76,928	—

Total	479,539	363,475	88,648	308,934	358,526	433,959

        At the end of 2013, the fair value of the exchange rate derivatives was:

	Collections Hedging 2013	Payments Hedging 2013
	(€ in thousands)
Exchange Rate
Dirham (United Arab Emirates)	430	(289)
Dirham (Morocco)	4	—
Dollar (Australia)	—	(102)
Dollar (Canada)	—	—
Dollar (USA)	12,499	(14,378)
euro	—	1
Franc (Switzerland)	—	—
Pound Sterling (UK)	—	2
Yen (Japan)	—	(1)
Krona (Sweden)	—	2
Rand (South Africa)	—	—
Zloty (Poland)	(8,555)	2,896

Total	4,378	(11,869)

        In the event that the exchange rate of the U.S. Dollar had risen (/decreased) by 10% against the euro on December 31, 2013, with the rest of the variables remaining constant, the effect in the profit and loss accounts would have been a decrease in profit (/loss) of €8.50 million, mainly due to our U.S. Dollar unhedged net liability position in companies with euro functional currency and an increase in other reserves of €1.19 million, respectively, as a result of the cash flow hedging effects on highly probable future transactions.

Interest Rate Risk

        Interest rate risks arise mainly from our financial liabilities at variable interest rate. To mitigate interest rate risk, we use interest rate swaps and interest rate options (caps and collars).

        As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

  a)
  Corporate debt: between 78% and 100% of the notional amount, with maturities up to 2022 and average guaranteed interest rates of between 0.70% and 4.75% for loans referenced to the 1-month, 3-month and 6-month EURIBOR rates; and

  b)
  Non-recourse debt:

  1)
  Non-recourse debt in euro: between 80% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 0.75% and 4.87%; and

  2)
  Non-recourse debt in U.S. Dollars: between 75% and 100% of the notional amount, maturities until 2028 average guaranteed interest rates of between 0.70% and 3.787%.

        In connection with our interest rate derivative positions, the most significant impact on our Consolidated Financial Statements are derived from the changes in EURIBOR, which represents the reference interest rate for the majority of our corporate and non-recourse debt.

        In relation to our interest rate swaps positions, an increase in EURIBOR above the contracted fixed interest rate would create an increase in our financial expense which would be positively mitigated by our hedges, reducing our financial expenses to our contracted fixed interest rate. However, an increase in

EURIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expenses up to our contracted fixed interest rate, thus resulting in a likely neutral effect.

        In relation to our interest rate options positions, an increase in EURIBOR above the strike price would result in higher interest expenses which would be positively mitigated by our hedges, reducing our financial expenses to our capped interest rate, whereas a decrease of EURIBOR below the strike price would result in lower interest expenses.

        In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

        In the event that EURIBOR interest rates had risen by 25 basis points on December 31, 2013, with the rest of the variables remaining constant, the effect in the income statement would have been a profit of €13.67 million, mainly due to the fair value increase due to the time value of the interest rate options (caps and collars) designated as hedges and an increase of €48.05 million in other reserves as a result of the fair value increase of interest rate swaps, caps and collars designated as hedges.

Commodity Risk

        The risk of commodity price changes through both the sale of products and services as well as the purchase of commodities for production processes. In general, we use forward purchase contracts and options that are listed on organized markets, as well as over-the-counter ("OTC") contracts with financial institutions, to mitigate the risk of market price fluctuations.

        The most significant impacts on our Consolidated Financial Statements derived from commodity risks are related to the price and supply of grains such as wheat, barley, corn and sorghum, sugar, ethanol, gas and aluminum. Prior to the Befesa Sale, our commodity risks also included the prices of zinc and steel.

        In relation to our bioethanol production, prices of inputs (grain, sugarcane, natural gas and others) and prices of outputs (ethanol, sugar, DGS and others) are affected by market forces that are independent from each other. Consequently, an increase in the cost of grains or other inputs would increase our production costs for ethanol, sugar, DGS and other products. These increases may be compensated by hedges in place to cover highly probable future purchases that have been contracted to fix the purchase price of inputs, which could neutralize some input price volatility on a transaction-by-transaction basis.

        In addition, an increase in ethanol, sugar, DGS and other production costs cannot be directly converted into higher selling prices, since the prices of these outputs are referenced to market trading prices. We seek to mitigate the volatility in the output prices by purchasing OTC derivatives.

        These hedging strategies are implemented in order to manage the spread between the prices of inputs and outputs by securing the production costs of each transaction where the output prices are fixed by contract. As a result of the combination of these two strategies, increases or decreases in market prices of ethanol and/or grains affect the spread that can be secured for each transaction, but do not eliminate volatility in net income, since the spread fluctuates in each transaction.

        Gas hedging strategies are carried out together with other commodities, as described above, in order to manage our exposure to changes in energy prices. Therefore, depending on forward production sales and on the types of contracts, we may hedge the cost of our natural gas consumption. These hedging transactions are usually OTC natural gas swaps that are only traded with investment-grade counterparties and are recorded as financial derivatives for cash flow hedging. As of December 31, 2013, we have only traded natural gas hedging swaps in the United States, and have no hedging in place in Europe, although our ethanol sale contracts with Repsol YPF, S.A. ("Repsol") enable us to pass on this cost. We do not have any energy contracts that could generate material losses to our Consolidated Financial Statements if the corresponding energy prices were to decrease.

        In addition, certain of our subsidiaries have engaged in purchase and sale transactions in the grain and ethanol markets, in accordance with management trading policy. These operations reflect the implementation of management-approved strategies for the purchase and sale of forward and swap contracts, mainly for grain and ethanol, which are controlled and reported on daily following the procedures established under our trading policy. As a risk-mitigation element, we set daily limits or "stop losses" for each strategy and, depending on the market in which we are operating, the financial instruments purchased and the risks defined in the transaction.

        In relation to the cost of aluminum, which is purchased and then sold, an increase in the price of aluminum would result in an increase in both our cost (from the purchase transactions) and our revenue (from sale transactions) resulting in a natural hedge.

        The table below shows a breakdown of the maturities of notional amounts for the commodity price derivatives designated as cash flow hedges for each of the years ended December 31, 2013, 2012 and 2011, including zinc and aluminum derivatives obtained prior to the completion of the Befesa Sale:

2013	Ethanol	Gas	Grain	Zinc	Aluminum	Others
	(Gallons)	(MWh)	(Bushels)	(Tons)	(Tons)	(Tons)
Year 2014	94,752,000	2,814,591	41,735,000	—	120,642	—
Subsequent	—	—	—	—	—	—

Total	94,752,000	2,814,591	41,735,000	—	120,642	—

2012	Ethanol	Gas	Grain	Zinc	Aluminum	Others
	(Gallons)	(MWh)	(Bushels)	(Tons)	(Tons)	(Tons)
Year 2013	14,987,300	5,202,000	32,090,000	67,920	800	908
Subsequent	—	—	—	36,000	—	—

Total	14,987,300	5,202,000	32,090,000	103,920	800	908

2011	Ethanol	Gas	Grain	Zinc	Aluminum	Others
	(Gallons)	(MWh)	(Bushels)	(Tons)	(Tons)	(Tons)
Year 2012	1,800,735	5,700,000	16,090,000	62,400	25,772	283,178
Subsequent	—	—	—	67,920	—	—

Total	1,800,735	5,700,000	16,090,000	130,320	25,772	283,178

        The table below shows a breakdown of the maturities of the fair value of commodity price derivatives designated as cash flow hedges at the years ended December 31, 2013, 2012 and 2011, including zinc and aluminum derivatives obtained prior to the completion of the Befesa Sale:

2013	Ethanol	Gas	Grain	Zinc	Aluminum	Others
	(€ in thousands)
Year 2014	4,587	755	2,715	—	(14,759)	—
Following	—	—	—	—	—	—

Total	4,587	755	2,715	—	(14,759)	—

2012	Ethanol	Gas	Grain	Zinc	Aluminum	Others
	(€ in thousands)
Year 2013	(387)	(369)	(368)	6,818	135	76
Following	—	—	—	(4,164)	—	—

Total	(387)	(369)	(368)	2,654	135	76

2011	Ethanol	Gas	Grain	Zinc	Aluminum	Others
	(€ in thousands)
Year 2012	750	(5,319)	3,090	15,653	(4,902)	4,367
Following	—	—	—	13,940	—	—

Total	750	(5,319)	3,090	29,593	(4,902)	4,367

        There were no commodity price derivatives not designated as hedges as of December 31, 2013, 2012 and 2011.

        At December 31, 2013, if the price of grain had increased by 10%, with all other variables remaining constant, the effect in the consolidated income statement would have been null and an increase in other reserves of €4,567 thousand due to open derivative contracts primarily grain purchases held by the Group.

        At December 31, 2013, if the price of ethanol had increased by 10%, with all other variables remaining constant, the effect in the consolidated income statement would have been null and an increase in other reserves of €60,040 thousand due to open derivative contracts primarily ethanol purchases held by the Group.

        For additional information about our financial instrument and hedging activity refer to Note 4, Note 12 and Note 14 of our Consolidated Financial Statements included elsewhere in this annual report.

Credit Risk

        Trade and other receivables, current financial investments and cash are the main financial assets of the company and present the greatest exposure to credit risk in the event that a third-party does not comply with its obligations.

        Most of our receivables relate to our customers who operate in a range of industries and countries with contracts that require ongoing payments as the project advances, the service is rendered or upon delivery of the product. It is common practice for us to reserve the right to cancel the work in the event of a material breach, especially non-payment. In addition, we rely on written confirmation for the non-recourse purchase of accounts receivable (factoring). In these arrangements, we pay a bank fee to assume the credit risk as well as interest charges for the financing component.

        In this regard, derecognizing of factored accounts receivable is taken only when all the requirements of IAS 39, Financial instruments; Recognition and Measurement are met. Therefore, we consider whether or not the risks and rewards inherent in the ownership of the asset have been transferred, including a comparison of our risk before and after the transfer, considering the amounts and timing of net cash payments to be received. Once the risk to the grantor company has been eliminated or is considered to be substantially reduced, it is considered that the financial asset in fact has been transferred.

        In general, our greatest risk is the risk of not collecting a trade account receivable. This is our greatest risk because it may be of significant value in the development of a project or in the provision of a service and it is not within our control. However, for those contracts in which there is a possibility of customer payment delay, with no commercial justification, could theoretically be identified as a risk associated to the financial asset, and so we establish that, not only should the risk of legal insolvency (bankruptcy, etc.) be covered, but also that of de facto or evident insolvency (arising from the client's management of its own cash, even though there is no "general moratorium").

        As indicated, it is our policy to transfer the credit risk associated with our customers and other accounts receivable through the use of non-recourse factoring. As such, with regard to considering risks inherent with debtors and other accounts receivable on the statement of financial position, amounts can be excluded that relate to works completed and awaiting certification for which factoring contracts are in place, as well as amounts which could be factored which are outstanding to be submitted to the financial entity providing the factoring, and also those debtors included which are covered by an insurance policy.

        The following table shows the maturity detail of trade receivables for each of the years ended December 31, 2013, 2012 and 2011:

	Balance as of December 31,
	2013	2012	2011
	(€ in thousands)
Maturity
Up to 3 months	409,744	941,048	444,780
Between 3 and 6 months	43,305	49,271	64,227
Over 6 months	113,881	74,519	68,095

Total	566,930	1,064,838	577,102

Liquidity Risk

        The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

        To ensure there are sufficient funds available for debt repayment in relation to its cash-generating capacity, the Corporate Financial Department annually prepares and the Board of Directors reviews a Financial Plan that details all the financing needs and how such financing will be provided. We fund in advance disbursements for major cash requirements, such as capital expenditures, debt repayments and working capital requirements. In addition, as a general rule, we do not commit our own equity in projects until the associated long-term financing is obtained.

        During 2012 and 2013, we covered our financing needs through the following financial transactions:

  •
  In 2012, we completed the refinancing of our syndicated loans as well as new financing transactions in subsidiaries which have the support of export credit agencies.

  •
  During 2013, we successfully extended the maturity profile of our debt maturities through access to capital markets.

  •
  During 2013, we issued €400 million convertible bonds due in 2019, and €550 million ordinary bonds due in 2018.

  •
  In October 2013, we completed a capital increase for a total amount of €517.5 million.

  •
  In December 2013, we issued $450 million ordinary notes due in 2020.

        We aim to maintain our strong liquidity position, extend the debt maturities of our existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify our funding sources. We aim to continue to raise equity funding at the project company level through partnerships.

        In accordance with the above, we have a policy to diversify our sources of finance in order to prevent concentration of financing sources that may limit our working capital liquidity risk.

Capital risk

        We manage capital risk to ensure the continuity of the activities of our subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects.

        The leverage objective of the activities of the company is not measured based on the level of debt on own resources, but on the nature of the activities:

  •
  For activities financed through non-recourse financing, each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation.

  •
  For activities financed with Corporate Financing, the objective is to maintain reasonable leverage, defined as 2.5 times corporate EBITDA over Net Corporate Debt (excluding the EBITDA and the non-recourse financing) in 2013.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

A. Debt Securities

        Not applicable.

B. Warrants and Rights

        Not applicable.

C. Other Securities

        Not applicable.

D. American Depositary Shares

        As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to $0.05 per ADS issued
• Cancellation of ADSs	Up to $0.05 per ADS cancelled
• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held
• Depositary Services	Up to $0.05 per ADS held on the applicable record date(s) established by the depositary bank

        As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

  •
  fees for the transfer and registration of Class B shares charged by the registrar and transfer agent for the Class B shares in Spain (i.e., upon deposit and withdrawal of Class B shares);

  •
  expenses incurred for converting foreign currency into U.S. dollars;

  •
  expenses for cable, telex and fax transmissions and for delivery of securities;

  •
  taxes and duties upon the transfer of securities (i.e., when Class B shares are deposited or withdrawn from deposit); and

  •
  fees and expenses incurred in connection with the delivery or servicing of Class B shares on deposit.

        Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

        The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

        In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

        Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the Deposit Agreement, by making available a portion of the Depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. As of December 31, 2013, the Depositary had not reimbursed us for expenses incurred by us in 2013.

PART II.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

        None of these events occurred in any of the years ended December 31, 2013, 2012 and 2011.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

        Our chief executive officer and chief financial officer have performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rule 13a-15(e) of the Exchange Act as of the end of the period covered by this annual report. Based on such evaluation, they have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

        This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT.

        See "Item 6.C—Board Practices—Audit Committee." Our board of directors has determined that Mercedes Gracia Díez qualifies as an "audit committee financial expert" under applicable SEC rules.

ITEM 16B.    CODE OF ETHICS.

        Our Board of Directors has adopted a code of conduct for our employees, officers and directors to govern their relations with current and potential customers, fellow employees, competitors, government and self-regulatory agencies, the media, and anyone else with whom Abengoa has contact. Our code of conduct is publicly available on our website at www.abengoa.es.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. or by other firms to Abengoa, classified by type of service rendered for the periods indicated, in thousands of euros:

	2013			2012
	Deloitte	Other Auditors	Total	Deloitte		Other Auditors	Total
	(€ in thousands)
Audit Fees	3,541	270	3,810	3,622		549	4,171
Audit-Related Fees	1,131	248	1,379	849		841	1,690
Tax Fees	636	3,934	4,571	1,488	(*)	2,674	4,162
All Other Fees	680	2,137	2,817	219		2,273	2,491

Total	5,988	6,589	12,577	6,178		6,336	12,514

(*)
From this amount, €845 thousand correspond to tax advisory services provided by Deloitte, S.L. prior to their appointment as Group auditors.

        Audit Fees are the aggregate fees billed for professional services in connection with the audit of our consolidated annual financial statements, quarterly review of our interim financial statements and statutory audits of our subsidiaries' financial statements under the rules of Spain and the countries in which our subsidiaries are organized. Also included are services that can only be provided by our auditor, such as audits of non-recurring transactions, consents, comfort letters, attestation services and any audit services required for SEC or other regulatory filings.

        Audit-Related Fees are fees charged for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, and are not restricted to those that can only be provided by the auditor signing the audit report. This category comprises fees billed for consultation concerning financial accounting and reporting standards, advisory services associated with our financial reporting process, and assistance with training of personnel in financial related subjects.

        The Audit Committee approved all of the services provided by Deloitte, S.L. and by other member firms of Deloitte.

        Tax Fees are fees billed for tax compliance, tax review and tax advice on actual or contemplated transactions.

        All Other Fees comprises fees billed in relation to financial advisory services, internal control advisory, issuance of comfort letters in connection with capital markets transactions and other services which cannot be comprised under other categories.

Audit Committee's Policy on Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditor

        Subject to shareholder approval of the independent auditor in accordance with Spanish law, the Audit Committee has the sole authority to appoint, retain or replace the independent auditor. The Audit Committee is also directly responsible for the compensation and oversight of the work of the independent auditor. These policies generally provide that we will not engage our independent auditors to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee. The Audit Committee's pre-approval policy, which covers audit and non-audit services provided to us or to any of our subsidiaries, is as follows:

  •
  The Audit Committee shall review and approve in advance the annual plan and scope of work of the independent external auditor, including staffing of the audit, and shall (i) review with the independent external auditor any audit-related concerns and management's response and (ii) confirm that any examination is performed in accordance with the relevant accounting standards.

  •
  The Audit Committee shall pre-approve all audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent auditors, to the extent required by law. The Audit Committee may delegate to one or more Committee members the authority to grant pre-approvals for audit and permitted non-audit services to be performed for us by the independent auditor, provided that decisions of such members to grant pre-approvals shall be presented to the full Audit Committee at its next regularly scheduled meeting.

  •
  The list of audit services and all permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent auditors pre-approved by the Audit Committee, considering that these services clearly allowed from the point of independence is the following:

  •
  Audit services, including audit of financial statements, limited reviews, comfort letters, other verification works requested by regulator or supervisors.

  •
  Audit-Related services, including due diligence services, verification of corporate social responsibility report, accounting or internal control advisory and preparation courses on these topics.

  •
  Tax services

  •
  Other specific services: evaluation of the design, implementation and operation of a financial information system or control over financial reporting; and courses or seminars.

    Only for information purpose, all audit and non-audit services will be reported to the Audit Committee on a quarterly basis.

    Any other service shall be pre-approved by the Audit Committee.

    However, when for reasons of urgency, it is necessary to start the provision of services prior to the next meeting of the Audit Committee, the Chairman of the committee is authorized to provide such approval which shall be shall be communicated to the Audit Committee subsequently.

        In accordance with the above pre-approval policy, all audit and permitted non-audit services performed for us by our principal accountants, or any of its affiliates, were approved by the Audit Committee of our board of directors, who concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions: an auditor may not function in the role of management; an auditor may not audit his or her own work; and an auditor may not serve in an advocacy role for his or her client.

        The Audit Committee approved 100% of the services provided by Deloitte and 82% of Audit-related fees considering all Audit-related services provided to us by all audit firms and 24% of all Other Fees for the year 2013.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

        Under the NASDAQ listing standards mandated by Rule 10A-3(b) of the Exchange Act (which require, among other things, that each member of the Audit Committee of a listed company be independent), we are not required to have a fully-independent audit committee until one year from the effective date of our initial public offering in the United States. We expect that by the first anniversary of our initial public offering in the United States, all members of our Audit Committee members will be independent as required by NASDAQ listing standards and SEC requirements.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        The number of shares of treasury stock at December 31, 2013, amounted to 5,382,896 Class A Shares and 34,629,460 Class B, compared to 2,939,135 Class A Shares and 11,764,532 Class B Shares at December 31, 2012. These treasury shares are directly owned by Abengoa, S.A.

Class A Shares

	Year Ended December 31, 2013
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (Euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs(1)
January 1 to January 31	467,580	2.48
February 1 to February 28	457,419	2.43
March 1 to March 31	—	—
April 1 to April 30	—	—
May 1 to May 31	290,015	2.39
June 1 to June 30	551,244	2.31	2,450,285
July 1 to July 31	290,676	2.27
August 1 to August 30	703,318	2.27
September 1 to September 30	744,837	2.30
October 1 to October 31	360,400	2.30
November 1 to November 30	1,118,965	2.30
December 1 to December 31	690,842	2.31

Total	5,675,296		2,450,285

Class B Shares

	Year Ended December 31, 2013
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (Euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs(1)
January 1 to January 31	3,982,272	2.38
February 1 to February 28	3,730,994	2.23
March 1 to March 31	6,466,357	2.14
April 1 to April 30	5,153,000	2.06
May 1 to May 31	2,979,030	2.04
June 1 to June 30	2,675,349	2.00	9,801,140
July 1 to July 31	2,072,444	1.97
August 1 to August 30	3,566,772	1.97
September 1 to September 30	3,010,525	1.99
October 1 to October 31	2,384,000	1.97
November 1 to November 30	10,878,485	1.88
December 1 to December 31	5,325,264	1.90

Total	52,224,492		9,801,140

(1)
For a more detailed description of our plans and programs, see "Item 6.B—Compensation—Stock Option Plans and Other Remuneration for Directors and Senior Management—Abengoa Share Purchase Plan."

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        The disclosure required under Item 16F with regard to the change in the Company's certifying accountant in 2012 has been previously reported in the Company's registration statement on Form F-1 filed with the SEC on October 4, 2013 (Registration No. 333-191575).

ITEM 16G.    CORPORATE GOVERNANCE.

        We are a Spanish corporation and qualify as a foreign private issuer listed on the NASDAQ Global Select Market. Under NASDAQ's applicable corporate governance rules, foreign private issuers are permitted to follow home country corporate governance practices in certain circumstances in lieu of NASDAQ's corporate governance rules. Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law and those followed by NASDAQ-listed U.S. domestic issuers.

        Under NASDAQ's corporate governance rules, the board of directors of a U.S. domestic issuer must have a majority of independent members. As a foreign private issuer, we are permitted to follow Spanish corporate governance requirements for the number of independent directors on our Board of Directors. As of the date of this annual report, we had 15 directors, out of which four have been deemed independent by our Board of Directors. We assess the independence of our directors by evaluating, among other things, (i) the contractual, employment and commercial relations between directors, our shareholders and us, (ii) other board of directors positions held by our directors, and (iii) the presence of material business dealings with us or any other company in our Group. The classification of our directors as independent is reviewed annually by our Board of Directors and is reported in our annual corporate governance report filed in accordance with Spanish corporate law.

        Under NASDAQ's corporate governance rules, U.S. domestic issuers are required to provide a quorum as specified in its bylaws for any meeting of the holders of common stock, provided, however, that such quorum is not permitted to be less than 33 1/3% of the outstanding shares of common voting stock. Our articles of association provide that, on the first call of our general shareholders' meeting, a duly constituted meeting requires a quorum of at least 25% of our subscribed share capital, and, if a quorum was not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing our share capital, issuing debt securities, amending our bylaws or approving merger transactions) require shareholder approval at a meeting at which at least 50% of our subscribed share capital is present or represented on the first call or at least 25% of the our share capital present or represented on the second call. However, when the number of shareholders attending a meeting represents less than 50% of our subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting.

        Under NASDAQ's corporate governance rules, U.S. domestic issuers are required to solicit proxies, provide proxy statements for all shareholder meetings and provide copies of such proxy materials to NASDAQ. As a foreign private issuer, we are generally exempt from the SEC's rules governing the solicitation of shareholder proxies. However, under Spanish law we are required to publish a "calling of the meeting" one month in advance of the meeting setting forth the matters to be voted upon with respect to a shareholder meeting in our corporate website, in the website of the CNMV (the Spanish securities markets regulator) and in either a Spanish widely-read newspaper or the BORME. We distribute a copy of the calling of the meeting and a form of proxy to our U.S. shareholders and also make these materials available through our website in advance of such meeting.

        Under NASDAQ's corporate governance rules, shareholders of U.S. domestic issuers must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exceptions set forth in the NASDAQ Marketplace Rules, including an exception for foreign private issuers who follow the laws of their home country. Under Spanish law, equity compensation plans involving the issuance of our securities require prior shareholder approval. Additionally, equity compensation plans in which our officers and employees participate can be approved by our board of directors without shareholder approval. However, the establishment of equity compensation plans in which members of our board of directors participate must be authorized in our articles of association. Our articles of association currently do not include this type of provision and would have to be amended by our shareholders before any such plan could be adopted.

        Under NASDAQ's corporate governance rules, shareholders of U.S. domestic issuers must approve the issuance of our securities when such issuance would result in a change in control of such issuer. Under Spanish law, any issuance of our securities, regardless of whether such issuance would result in a change of control, requires prior shareholder approval.

PART III.

ITEM 17.    FINANCIAL STATEMENTS.

        We have elected to provide financial statements pursuant to Item 18.

ITEM 18.    FINANCIAL STATEMENTS.

        Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.    EXHIBITS.

        The following exhibits are filed as part of this annual report:

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Abengoa, S.A. (English translation)(1)
2.1	Specimen certificate evidencing American Depositary Receipt(1)
4.1	Form of Agreement between executives and Abengoa, S.A. for acquisition of shares of Abengoa, S.A.(1)
4.2	2011 Extraordinary Variable Compensation Plan of Abengoa, S.A.(1)
4.3	2013 Extraordinary Variable Compensation Plan of Abengoa, S.A.
4.4	Registration Rights Agreement, dated as of November 4, 2011, between Abengoa, S.A. and FR Alfajor Holdings S.à. r.l.(1)
4.5	Shareholders' Agreement between Abengoa, S.A. and Inversión Corporativa, I.C., S.A., dated as of August 27, 2012(1)
4.6	Form of Deposit Agreement between Abengoa, S.A., the depositary, and all registered holders and beneficial owners of the American Depositary Shares(1)
4.7	Form of Underwriting Agreement(2)
8.1	Subsidiaries of Abengoa, S.A. (incorporated by reference to Appendix I to the Consolidated Financial Statements included with this annual report)
12.1	Certification of Manuel Sánchez Ortega, Chief Executive Officer of Abengoa, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Jesús García-Quilez Gómez, Chief Financial Officer of Abengoa, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Incorporated by reference to the registrant's Registration Statement on Form F-1 (File No. 333-191575) filed on October 4, 2013.

(2)
Incorporated by reference to the registrant's Registration Statement on Form F-1/A (File No. 333-191575) filed on October 16, 2013

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 18, 2014

ABENGOA, S.A.
By:	/s/ MANUEL SÁNCHEZ ORTEGA
Name:	Manuel Sánchez Ortega
Title:	Chief Executive Officer

ABENGOA, S.A.
By:	/s/ JESÚS GARCÍA-QUILEZ GÓMEZ
Name:	Jesús García-Quilez Gómez
Title:	Chief Financial Officer

ABENGOA, S.A.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2013 and 2012 and for the two-year ended December 31, 2013	F-2
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements for the year ended December 31, 2011	F-3
Consolidated Statements of Financial Position as of December 31, 2013 and 2012 and January 1, 2012	F-4
Consolidated Income Statements for the years 2013, 2012 and 2011	F-6
Consolidated Statements of Comprehensive Income (Loss) for the years 2013, 2012 and 2011	F-7
Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011	F-8
Consolidated Cash Flow Statements for the years 2013, 2012 and 2011	F-9
Notes to the Consolidated Financial Statements	F-11
Appendices to the Consolidated Financial Statements	F-138

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Abengoa, S.A.:

        We have audited the accompanying consolidated statements of financial position of Abengoa, S.A. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity and the consolidated cash flow statements for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abengoa, S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Boards.

        As discussed in Note 2.1.1 to the consolidated financial statements, the Company, as of January 1, 2013, adopted IFRS 10-Consolidated Financial Statements and IFRS 11-Joint Arrangements which were applied to the years ended December 31, 2013 and 2012. As allowed by the transition guidance in IFRS 10-Consolidated Financial Statements and IFRS 11-Joint Arrangements, the mentioned standards were not applied to the year ended December 31, 2011.

Seville, Spain
March 14, 2014

Report of Independent Registered Public Accounting Firm

To the shareholders of
Abengoa, S.A.
Seville, Spain

        In our opinion, the consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the period ended December 31, 2011 present fairly, in all material respects, the results of operations and cash flows of Abengoa, S.A. and its subsidiaries for the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers Auditores, S.L.

Seville, Spain
September 5, 2013

ABENGOA

Consolidated financial statements

Consolidated statements of financial position as of December 31, 2013 and 2012, and January 1, 2012.
– Amounts in thousands of euros –

Assets	Note(1)	12/31/2013	12/31/2012	01/01/2012
Non-current assets
Goodwill		476,059	1,115,275	1,114,917
Other intangible assets		366,052	441,470	166,672

Intangible assets	8	842,111	1,556,745	1,281,589

Property, plant & equipment	9	1,273,589	1,431,599	1,514,044

Concession assets in projects		8,573,243	6,001,707	4,441,211
Other assets in projects		1,341,030	1,784,298	1,833,886

Fixed assets in projects (project finance)	10	9,914,273	7,786,005	6,275,097

Investments in associates carried under the equity method	11	835,682	920,140	699,215

Available for sale financial assets	13	40,700	41,552	41,371
Other receivable accounts	15	674,183	406,548	281,340
Derivative assets	14	46,347	31,683	119,365

Financial investments		761,230	479,783	442,076

Deferred tax assets	24	1,281,092	1,148,324	932,424

Total non-current assets		14,907,977	13,322,596	11,144,445

Current assets
Inventories	16	330,981	426,826	386,245

Trade receivables		958,544	1,027,481	1,050,718
Credits and other receivables		911,428	1,243,825	813,928

Clients and other receivables	15	1,869,972	2,271,306	1,864,646

Available for sale financial assets	13	9,507	8,143	22,267
Other receivable accounts	15	901,118	880,376	865,056
Derivative assets	14	15,204	11,500	66,551

Financial investments		925,829	900,019	953,874

Cash and cash equivalents	17	2,951,683	2,413,184	3,723,204

		6,078,465	6,011,335	6,927,969

Assets held for sale	7	166,403	—	—

Total current assets		6,244,868	6,011,335	6,927,969

Total assets		21,152,845	19,333,931	18,072,414

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated statements of financial position as of December 31, 2013 and 2012, and January 1, 2012.
– Amounts in thousands of euros –

Equity and liabilities	Note(1)	12/31/2013	12/31/2012	01/01/2012
Equity attributable to owners of the Parent Share capital	18	91,857	90,144	90,641

Parent company reserves	18	1,119,910	628,406	599,216

Other reserves	18	(160,456)	(280,266)	(179,390)

Fully or proportionally consolidated entities		(545,950)	(153,246)	70,414
Associates		(36,885)	(14,134)	(29,061)

Accumulated currency translation differences	18	(582,835)	(167,380)	41,353

Retained earnings	18	852,378	847,251	882,578

Non-controlling Interest		572,149	742,208	434,220

Total equity		1,893,003	1,860,363	1,868,618

Non-current liabilities
Long-term non-recourse project financing	19	5,736,151	4,678,993	4,106,807

Borrowings		1,959,339	2,506,005	2,291,745
Notes and bonds		2,638,083	1,643,926	1,625,763
Financial lease liabilities		27,093	28,049	32,064
Other loans and borrowings		110,630	178,464	207,170

Corporate financing	20	4,735,145	4,356,444	4,156,742

Grants and other liabilities	21	646,188	194,420	165,396

Provisions and contingencies	22	78,044	118,277	118,558

Derivative liabilities	14	266,802	407,551	368,022

Deferred tax liabilities	24	327,304	276,550	221,660

Personnel liabilities	33	29,789	70,599	62,414

Total non-current liabilities		11,819,423	10,102,834	9,199,599

Current liabilities
Short-term non-recourse project financing	19	584,799	577,779	368,200

Borrowings		636,733	536,052	846,554
Notes and bonds		256,443	30,881	31,008
Financial lease liabilities		12,945	11,885	8,841
Other loans and borrowings		13,143	11,566	28,807

Corporate financing	20	919,264	590,384	915,210

Trade payables and other current liabilities	25	5,514,186	5,955,589	5,378,030

Income and other tax payables		247,015	179,275	249,080

Derivative liabilities	14	44,380	54,200	78,604

Provisions for other liabilities and charges		9,506	13,507	15,073

		7,319,150	7,370,734	7,004,197

Liabilities held for sale	7	121,269	—	—

Total current liabilities		7,440,419	7,370,734	7,004,197

Equity and liabilities		21,152,845	19,333,931	18,072,414

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated income statements for the years 2013, 2012 and 2011
– Amounts in thousands of euros –

	Note(1)	2013	2012	2011
Revenue	27	7,356,470	6,311,952	6,689,156
Changes in inventories of finished goods and work in progress		7,679	19,722	64,083
Other operating income	28	447,028	485,228	598,471
Raw materials and consumables used		(4,458,146)	(4,241,234)	(4,656,094)
Employee benefit expenses	29	(758,356)	(709,552)	(610,396)
Depreciation, amortization and impairment charges		(571,161)	(422,013)	(230,555)
Other operating expenses	8 & 28	(1,229,548)	(917,507)	(922,177)

Operating profit		793,966	526,596	932,488

Financial income	30	64,626	84,066	105,375
Financial expense	30	(661,682)	(544,853)	(573,784)
Net exchange differences	30	(4,231)	(35,798)	(28,154)
Other financial income/(expense), net	30	(120,528)	(158,008)	(170,307)

Financial expense, net		(721,815)	(654,593)	(666,870)

Share of profit (loss) of associates carried under the equity method	11	(5,165)	17,561	3,975

Profit (loss) before income tax		66,986	(110,436)	269,593

Income tax benefit	31	43,933	171,913	(3,188)

Profit for the year from continuing operations		110,919	61,477	266,405

Profit (loss) from discontinued operations, net of tax	7	(595)	32,543	129,077

Profit for the year		110,324	94,020	395,482
Profit attributable to non-controlling interests	18	(8,879)	(37,305)	(18,568)
Profit attributable to non-controlling interests discontinued operations	18	—	(1,345)	(2,769)

Profit for the year attributable to the parent company		101,445	55,370	374,145

Weighted average number of ordinary shares outstanding (thousands)	32	595,905	538,063	466,634
Basic earnings per share from continuing operations (€ per share)	32	0.17	0.04	0.53
Basic earnings per share from discontinued operations (€ per share)	32	—	0.06	0.27

Basic earnings per share attributable to the parent company (€ per share)		0.17	0.10	0.80

Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	32	615,900	558,084	469,982
Diluted earnings per share from continuing operations (€ per share)	32	0.16	0.04	0.53
Diluted earnings per share from discontinued operations (€ per share)	32	—	0.06	0.27

Diluted earnings per share attributable to the parent company (€ per share)		0.16	0.10	0.80

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated statements of comprehensive income (loss) for the years 2013, 2012 and 2011
– Amounts in thousands euros –

	Note(1)	2013	2012	2011
Profit for the period		110,324	94,020	395,482

Items that may be subject to transfer to income statement:
Change in fair value of available for sale financial assets		(568)	1,390	(2,568)
Change in fair value of cash flow hedges		89,925	(237,802)	(123,769)
Currency translation differences		(483,826)	(256,257)	(239,878)
Tax effect		(25,152)	68,100	32,217
Other movements		(6,292)	(91)	3,452

Net income/(expenses) recognized directly in equity		(425,913)	(424,660)	(330,546)

Cash flow hedges		88,924	96,172	7,578
Tax effect		(26,677)	(28,852)	2,273

Transfers to income statement for the period		62,247	67,320	9,851

Other comprehensive income (loss)		(363,666)	(357,340)	(320,695)

Total comprehensive income (loss) for the period		(253,342)	(263,320)	74,787

Total comprehensive income (loss) attributable to non-controlling interest		59,141	9,080	6,227
Total comprehensive income (loss) attributable to the parent company		(194,201)	(254,240)	68,560
Total comprehensive income (loss) attributable to the parent company from continuining operations		(192,844)	(264,920)	(106,364)
Total comprehensive income (loss) attributable to the parent company from discontinued operations		(1,357)	10,680	174,924

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated statements of changes in equity for the years ended December 31, 2013,
2012 and 2011
– Amounts in thousands euros –

	Attributable to the owners of the Company
	Share capital	Parent company and other reserves	Accumulated currency translation differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at January 1, 2011	22,617	223,064	266,496	677,498	1,189,675	440,663	1,630,338

Profit for the year after taxes	—	—	—	374,145	374,145	21,337	395,482
Change in fair value of available for sale financial assets	—	(2,547)	—	—	(2,547)	(21)	(2,568)
Change in fair value of cash flow hedges	—	(115,859)	—	—	(115,859)	(332)	(116,191)
Currency translation differences	—	—	(225,143)	—	(225,143)	(14,736)	(239,879)
Tax effect	—	34,511	—	—	34,511	(21)	34,490
Other movements	—	3,452	—	—	3,452	—	3,452
Other comprehensive income (loss)	—	(80,443)	(225,143)	—	(305,586)	(15,110)	(320,696)
Total comprehensive income (loss)	—	(80,443)	(225,143)	374,145	68,559	6,227	74,786
Treasury shares	—	(47,795)	—	—	(47,795)	—	(47,795)
Capital increase	68,024	231,976	—		300,000	—	300,000
Capital decrease	—	—	—		—	—	—
Distribution of 2010 profit	—	93,024	—	(111,118)	(18,094)	—	(18,094)
Transactions with owners	68,024	277,205	—	(111,118)	234,111	—	234,111
Acquisitions	—	—	—	(34,677)	(34,677)	(32,626)	(67,303)
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	212,614	212,614
Scope variations and other movements	—	—	—	(23,270)	(23,270)	(213,242)	(236,512)
Scope variations, acquisitions and other movements	—	—	—	(57,947)	(57,947)	(33,254)	(91,201)

Balance at December 31, 2011	90,641	419,826	41,353	882,578	1,434,398	413,636	1,848,034

Retroactive application IFRS 10 and 11 (see Note 2.1)	—	—	—	—	—	20,584	20,584

Balance at January 1, 2012	90,641	419,826	41,353	882,578	1,434,398	434,220	1,868,618

Profit for the year after taxes	—	—	—	55,370	55,370	38,650	94,020
Change in fair value of available for sale financial assets	—	1,440	—	—	1,440	(50)	1,390
Change in fair value of cash flow hedges	—	(141,442)	—	—	(141,442)	(189)	(141,631)
Currency translation differences	—	—	(208,733)	—	(208,733)	(47,523)	(256,256)
Tax effect	—	39,217	—	—	39,217	32	39,249
Other movements	—	(91)	—	—	(91)		(91)
Other comprehensive income (loss)	—	(100,876)	(208,733)	—	(309,609)	(47,730)	(357,339)
Total comprehensive income (loss)	—	(100,876)	(208,733)	55,370	(254,239)	(9,080)	(263,319)
Treasury shares	—	69	—	—	69	—	69
Capital increase	4,305	(4,305)	—		—	—	—
Capital decrease	(4,802)	4,802	—		—	—	—
Distribution of 2011 profit	—	33,735	—	(71,399)	(37,664)	—	(37,664)
Transactions with owners	(497)	34,301	—	(71,399)	(37,595)	—	(37,595)
Acquisitions	—	—	—	(1,125)	(1,125)	46,328	45,203
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	272,012	272,012
Scope variations and other movements	—	(5,111)	—	(18,173)	(23,284)	(1,272)	(24,556)
Scope variations, acquisitions and other movements	—	(5,111)	—	(19,298)	(24,409)	317,068	292,659

Balance at December 31, 2012	90,144	348,140	(167,380)	847,251	1,118,155	742,208	1,860,363

Profit for the year after taxes	—	—	—	101,445	101,445	8,879	110,324
						—
Change in fair value of available for sale financial assets	—	(616)	—	—	(616)	48	(568)
Change in fair value of cash flow hedges	—	178,508	—	—	178,508	341	178,849
Currency translation differences	—	—	(415,455)	—	(415,455)	(68,371)	(483,826)
Tax effect	—	(51,790)	—	—	(51,790)	(39)	(51,829)
Other movements	—	(6,292)	—	—	(6,292)	—	(6,292)
Other comprehensive income (loss)	—	119,810	(415,455)	—	(295,645)	(68,021)	(363,666)
Total comprehensive income (loss)	—	119,810	(415,455)	101,445	(194,200)	(59,142)	(253,342)
Treasury shares	—	(84,173)	—	—	(84,173)	—	(84,173)
Capital increase	2,875	514,625	—	—	517,500	—	517,500
Capital decrease	(1,162)	1,162	—	—	—	—	—
Distribution of 2012 profit	—	76,755	—	(115,496)	(38,741)	—	(38,741)
Transactions with owners	1,713	508,369	—	(115,496)	394,586	—	394,586
Acquisitions	—	—	—	3,029	3,029	(7,480)	(4,451)
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	39,936	39,936
Scope variations and other movements	—	(16,865)	—	16,149	(716)	(143,373)	(144,089)
Scope variations, acquisitions and other movements	—	(16,865)	—	19,178	2,313	(110,917)	(108,604)

Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003

Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated cash flow statements for the years 2013, 2012 and 2011
– Amounts in thousands of euros –

	Note(1)	2013	2012	2011
I. Profit for the year from continuing operations		110,919	61,477	266,405

Non-monetary adjustments
Depreciation, amortization and impairment charges		571,161	422,013	230,555
Finance (income)/expenses	30	521,353	362,801	356,032
Fair value (gains)/losses on derivative financial instruments	30	(81,512)	75,137	93,296
Shares of (profits)/losses from associates	11	5,165	(17,561)	(3,975)
Income tax	31	(43,933)	(171,913)	3,188
Prospective application of IFRIC 12		—	—	(164,535)
Changes in consolidation and other non-monetary items		(84,200)	39,117	33,995

II. Profit for the year from continuing operations adjusted by non monetary items		998,953	771,071	814,961

Variations in working capital and discontinued operations
Inventories		7,900	(56,989)	(40,978)
Clients and other receivables		(8,442)	(402,415)	(324,573)
Trade payables and other current liabilities		(47,014)	636,523	1,215,554
Financial investments and other current assets/liabilities		196,646	(66,736)	68,765
Discontinued operations		79,085	67,176	(134,311)

III. Variations in working capital and discontinued operations		228,175	177,559	784,457

Income tax paid		(12,105)	(35,477)	(67,610)
Interest paid		(545,801)	(464,325)	(471,421)
Interest received		36,869	67,358	91,250
Discontinued operations		34,539	85,487	86,829

A. Net cash provided by operating activities		740,630	601,673	1,238,466

Acquisition of subsidiaries		(372,736)	(517,002)	(122,921)
Investment in property, plant & equipment	9 & 10	(101,429)	(234,441)	(331,378)
Investment in intangible assets	8 & 10	(1,782,953)	(1,980,010)	(2,581,523)
Other non-current assets/liabilities		(116,895)	(215,174)	(194,828)
Non-controlling interest		(35,939)	—	—
Discontinued operations		9,765	(102,491)	114,783

I. Investments		(2,400,187)	(3,049,118)	(3,115,867)

Disposal of subsidiaries		43,496	9,456	861,231
Sale of property, plant & equipment	9 & 10	3,313	1,399	7,730
Sale of intangible assets	8 & 10	665	60	9,493
Other non-current assets/liabilities	6	361,208	354,270	—
Proceeds from contribution of partners to investments in projects		139,262	297,443	185,524
Discontinued operations		(35,240)	(252,151)	—

II. Disposals		512,704	410,477	1,063,978

B. Net cash used in investing activities		(1,887,483)	(2,638,641)	(2,051,889)

Proceeds from loans and borrowings		3,281,532	757,057	2,041,784
Repayment of loans and borrowings		(1,801,968)	(229,656)	(730,069)
Dividends paid to company?s shareholders	18	(38,741)	(36,632)	(18,094)
Other finance activities		477,746	(6,075)	300,000
Discontinued operations		(32,045)	360,386	82,426

C. Net cash provided by financing activities		1,886,524	845,080	1,676,047

Net increase/(decrease) in cash and cash equivalents		739,671	(1,191,887)	862,624

Cash, cash equivalents and bank overdrafts at beginning of the year	17	2,413,184	3,723,204	2,983,155
Translation differences cash or cash equivalent		(120,201)	(66,445)	5,238
Discontinued operations		(80,971)	(51,688)	(112,900)

Cash and cash equivalents at end of the year		2,951,683	2,413,184	3,738,117

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

ABENGOA

Consolidated financial statements

Notes to the consolidated financial statements

Note 1. — General information

        Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as 'Abengoa', 'the Group' or 'the Company'), which at the end of 2013, was made up of 578 companies: the parent company itself, 534 subsidiaries, 19 associates and 24 joint ventures. Additionally, as of the end of 2013, certain subsidiaries were participating in 227 temporary joint operations (UTE) and, furthermore, the Group held a number of interests, of less than 20%, in several other entities.

        Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation ('S.A.' in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar n? 1, 41014 Seville.

        The Group's corporate purpose is set out in Article 3 of its Bylaws. It covers a wide range of activities, although Abengoa is principally an applied engineering and equipment manufacturer, providing integrated project solutions to customers in the following sectors: energy, telecommunications, transport, water utilities, environmental, industrial and service.

        On October 17, 2013 Abengoa carried out a capital increase of 250,000,000 class B shares and on October 29, 2013 the Company issued, as a result of the exercise of the option to purchase additional shares to cover over-allotment by the underwriters of the capital increase, 37,500,000 additional Class B shares ('greenshoe' option).

        Abengoa's shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 as mentioned above (see Note 18) The Company presents mandatory financial information quarterly and semiannually.

        Abengoa is an international company that applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. The Company supplies engineering projects under the 'turnkey' contract modality and operates assets that generate renewable energy, produce biofuel, manage water resources, desalinate sea water and treat sewage.

        Abengoa`s activity and the internal and external management information are organized under the following three activities:

  •
  Engineering and construction: includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of thermo-solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

  •
  Concession-type infrastructures: groups together the company's extensive portfolio of proprietary concession assets that generate revenues governed by long-term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible.

ABENGOA

Consolidated financial statements

  •
  Industrial production: covers Abengoa's businesses with a commodity component, such as biofuels and industrial waste recycling (until the sale of shareholding in Befesa Medio Ambiente, S.L.U. (Befesa), see Note 7.1). The Company holds an important leadership position in these activities in the geographical markets in which it operates.

        These Consolidated Financial Statements were approved by the Chief Executive Officer on March 12, 2014.

        All public documents on Abengoa may be viewed at www.abengoa.com.

Note 2. — Significant accounting policies

        The significant accounting policies adopted in the preparation of the accompanying Consolidated Financial Statements are set forth below:

2.1.
Basis of presentation

  The Consolidated Financial Statements as of December 31, 2013 and 2012, and for the three years ended December 31, 2013, 2012 and 2011 have been prepared in accordance with International Financial Reporting Standards Board (herein, IFRS), as issued by the International Accounting Standard Board (IASB) and, they present the Group's consolidated statement of financial position as of December 31, 2013 and 2012 and January 1, 2012 and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of change in equity and the consolidated cash flows statements for the years ended December 31, 2013, 2012 and 2011.

  Unless otherwise stated, the accounting policies set out below have been applied consistently throughout all periods presented within these Consolidated Financial Statements.

  The Consolidated Financial Statements have been prepared under the historical cost convention, modified by the revaluation of certain available-for-sale non-current financial assets under IFRS 1 and with the exception of those situations where IFRS requires that financial assets and financial liabilities are measured at fair value.

  The preparation of the Consolidated Financial Statements under IFRS requires the use of certain critical accounting estimates. It also requires that Management exercises its judgment in the process of applying Abengoa's accounting policies. Note 3 provides further information on those areas which involve a higher degree of judgment or areas of complexity for which the assumptions or estimates made are significant to the financial statements.

  The amounts included within the documents comprising the Consolidated Financial Statements (Consolidated Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros (€).

  Unless otherwise stated, any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership.

ABENGOA

Consolidated financial statements

  2.1.1.
  Application of new accounting standards

  a)
  Standards, interpretations and amendments published by the IASB effective from January 1, 2013, applied prospectively by the Group:

  •
  IFRS 13 'Fair value measurement'. IFRS 13 defines fair value, sets out a framework for measuring fair value in a single IFRS and requires disclosures about fair value measurements.

        According to IFRS 13, this standard has been applied prospectively from the beginning of the annual period in which it is initially applied. The disclosure requirements of this IFRS do not need to be applied to compare information provided for periods prior to the initial application of this IFRS.

        The main impact relates to the measurement of the financial derivatives that the Group has, including call options on Abengoa's own shares that were signed to hedge the convertible notes as well as the embedded derivative in the convertible notes (see Note 14). This impact is not significant on the Consolidated Financial Statements.

      •
      International Accounting Standard (IAS) 1 (amendment) 'Financial statements presentation'. The main change resulting from this amendment is a requirement to group items presented in 'other comprehensive income' (OCI) into two categories on the basis of whether or not they will be subsequently reclassified to profit or loss (reclassification adjustments).

    b)
    Standards, interpretations and amendments published by the IASB effective from January 1, 2013 applied retrospectively by the Group:

    •
    IFRS 10 'Consolidated Financial Statements'. IFRS 10 supersedes current consolidation requirements of IAS 27 and establishes principles for the presentation and preparation of Consolidated Financial Statements when an entity controls one or more other entities. IFRS 10 modifies the former definition of control. The new definition of control sets out the following three elements: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor's returns.

    •
    IFRS 11 'Joint Arrangements'. IFRS 11 supersedes the current IAS 31 about joint ventures, and under this standard investments in joint arrangements are classified either as joint operations or joint ventures, depending on the contractual rights and obligations each investor has rather than just the legal structure of the joint arrangement. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses. Joint ventures arise where the joint operator has rights to the net assets of the arrangement and accounts for its interest under the equity method. Proportional consolidation of joint ventures is no longer allowed.

    •
    IFRS 12 'Disclosures of Interests in Other Entities'. IFRS 12 defines the required disclosures of interests in subsidiaries, associates, joint ventures and non-controlling interests.

ABENGOA

Consolidated financial statements

      •
      IAS 27 (amendment) 'Separated Financial Statements'. After the publication of IFRS 10 has been published, IAS 27 covers only separate financial statements.

      •
      IAS 28 (amendment) 'Associates and Joint Ventures'. IAS 28 has been amended to include the requirements for joint ventures to be accounted for under the equity method following the issuance of IFRS 11.

      •
      IFRS 10, IFRS 11 and IFRS 12 (amendments) 'Transition guidance'.

      The main impacts of the application of the new standards IFRS 10 and 11, as well as the amendments to IAS 27 and 28, in relation to what was applied previously, relate to:

      (i)
      The de-consolidation of companies that do not fulfill the conditions of effective control of the interest in terms of decision making and leading to their integration in the consolidated financial statements according to the equity method. It is expected that some of these projects have been de-consolidated in the construction phase because they do not fulfill the control requirements and will be fully consolidated again once they enter into operation and control over them is gained.

      (ii)
      The elimination of the proportional consolidation for the joint ventures, with the equity method being applied instead.

      According to the terms and requirements established in IAS 8 'Accounting policies, changes in accounting estimates and errors', the above standards and amendments were retrospectively applied, recasting the comparison information presented for the year 2012. The above standards and amendments have already been applied in the Consolidated Financial statements as of December 31, 2012, presented in Abengoa's Form F-1. Consolidated Financial Statements as of December, 31, 2011 have not been recasted according to the transition guidance of IFRS 10. Additionally, according to IAS 1 (40A), a third consolidated statement of financial position as of the beginning of the preceding period, which is January 1, 2012, has been presented applying the new accounting standards. According to IAS 1 (40c), it has not been necessary to present the notes relating to the consolidated statement of position as of January 1, 2012.

ABENGOA

Consolidated financial statements

      The effect of the de-consolidation of the affected companies and their integration according to the equity method on the Consolidated Statements of Financial Position as of December 31, 2012 and January 1, 2012 is shown below:

	Balance as of 12.31.12	Balance as of 01.01.12
Assets
Intangible assets and Property, Plant & Equipment	(25,212)	2,198
Fixed assets in projects (project finance)	(2,341,152)	(1,501,341)
Investments in associates carried under the equity method	855,627	647,945
Financial investments	31,775	30,679
Deferred tax assets	(18,976)	(7,283)
Current assets	237,834	(15,239)

Total assets	(1,260,104)	(843,041)

Equity and liabilities
Equity	(19,959)	20,584
Long-term non-recourse project financing	(1,707,460)	(876,168)
Long-term corporate financing	(40)	6,884
Other non-current liabilities	(189,989)	(92,164)
Current liabilities	657,344	97,823

Total equity and liabilities	(1,260,104)	(843,041)

      In addition, the effect of this de-consolidation on the consolidated income statement for the year 2012 is shown below:

For the year ended 12.31.12
Revenue	(57,235)
Other operating income	(64,756)
Operating expenses	62,745
I. Operating profit	(59,246)
II. Financial expense, net	27,487
III. Share of profit/(loss) of associates carried under the equity method	19,477
IV. Profit before income tax	(12,282)
V. Income tax benefit	7,823
VI. Profit for the period from continuing operations	(4,459)
VII. Profit attributable to non-controlling interests	4,459
VIII. Profit for the period attributable to the parent company	—
    c)
    Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2014:

    •
    IAS 32 (amendment) 'Offsetting of financial assets and financial liabilities'. The IAS 32 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB and is to be applied retroactively.

ABENGOA

Consolidated financial statements

      •
      IAS 36 (Amendment) 'Recoverable Amount Disclosures for Non-Financial Assets'. The IAS 36 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

      •
      IAS 39 (Amendment) 'Novation of Derivatives and Continuation of Hedge Accounting'.The IAS 39 amendment is mandatory for periods beginning on or after January 1, 2014 under IFRS-EU and IFRS-IASB.

      •
      IFRS 9 'Financial Instruments'. This Standard will be effective from January 1, 2018 under IFRS-IASB and has not yet been adopted by the EU.

      The Group is currently in the process of evaluating the impact on the Consolidated Financial Statement derived from the application of these new standards.

2.2.
Principles of consolidation

  In order to provide information on a consistent basis, the same principles and standards applied to the parent company have been applied to all other consolidated entities.

  All subsidiaries, associates and joint ventures included in the consolidated group for the years 2013, 2012 and 2011 that form the basis of these Consolidated Financial Statements are set out in Appendices I (XII and XVII), II (XIII and XVIII) and III (XIV and XIX), respectively.

  Note 6 of these Consolidated Financial Statements reflects the information on the changes in the composition of the Group.

  a)
  Subsidiaries

    Subsidiaries are those entities over which Abengoa has control.

    Control is achieved when the Company:

    •
    has power over the investee;

    •
    is exposed, or has rights, to variable returns from its involvement with the investee; and

    •
    has the ability to use its power to affect its returns.

    The Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

    The Company operates an integrated business model in which it provides complete services form initial design, construction and engineering to operation and maintenance of infrastructure assets. In order to evaluate the existence of control, we need to distinguish two independent stages in these projects in terms of decision making process: the construction phase and the operation phase. In some of these projects (such as Solana and Mojave thermo-solar plants in the United States, Hugoton second generation biofuels plant in the United States and solar plants currently under construction in South Africa), all the relevant decisions during the construction phase are subject to the approval and control of a third party. As a result, Abengoa does not have control over these assets during this period and records these companies as associates under the equity method. Once the project is in operation, Abengoa gains control over these companies which are then fully consolidated.

    When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and

ABENGOA

Consolidated financial statements

    circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

    •
    the size of the Company's holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

    •
    potential voting rights held by the Company, other vote holders or other parties;

    •
    rights arising from other contractual arrangements; and

    •
    any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders' meetings.

    Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

    The Group uses the acquisition method to account for business combinations. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group and includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration is recognized at fair value at the acquisition date and subsequent changes in its fair value are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Acquisition related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non controlling interest in the acquiree either at fair value or at the non controlling interest's proportionate share of the acquirer's net assets on an acquisition basis.

    The value of non controlling interest in equity and the consolidated results are shown, respectively, under 'Non controlling interest' of the Consolidated Statements of Financial Position and 'Profit attributable to non controlling interest' in the Consolidated Income Statements.

    Profit for the period and each component of other comprehensive income are attributed to the owners of the Company and to the non controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non controlling interests even if this results in the non controlling interests having a total negative balance.

    When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.

    All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

    In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified all these companies that, either by itself or through another subsidiary, it owns more than 10 per 100 shares of their capital. Appendix IX lists the Companies external to the Group which have a share equal to or greater than 10% of a subsidiary of the parent company under consolidation.

ABENGOA

Consolidated financial statements

  b)
  Associates and joint ventures

    An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

    A joint venture (as opposed to a joint operation described in section c) below) is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

    The results and assets and liabilities of associates or joint ventures are incorporated in these Consolidated Financial Statements using the equity method of accounting. Under the equity method, an investment in an associate or a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group's share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group's share of losses of an associate or a joint venture exceeds the Group's interest in that associate or joint venture, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

    An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture.

    Profits and losses resulting from the transactions of the Company with the associate or joint venture are recognized in the Group's Consolidated Financial Statements only to the extent of interests in the associate or joint venture that are not related to the Group.

    In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified all these companies that, either by itself or through another subsidiary, it owns more than 10 per 100 shares of their capital.

    As of December 31, 2013 and 2012 there are no significant contingent liabilities in the Group's interests in joint ventures.

  c)
  Interest in joint operations and temporary joint operations (UTE)

    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

    When a group entity undertakes its activities under joint operations, the Group as a joint operator recognises in relation to its interest in a joint operation:

    •
    Its assets, including its share of any assets held jointly.

    •
    Its liabilities, including its share of any liabilities incurred jointly.

    •
    Its share of the revenue from the sale of the output by the joint operation.

    •
    Its expenses, including its share of any expenses incurred jointly.

ABENGOA

Consolidated financial statements

    When a group entity transacts with a joint operation in which a group entity is a joint operator (such as a purchase of assets), the Group does not recognize its share of the gains and losses until it resells those assets to a third party.

    'Unión Temporal de Empresas' (UTE) are temporary joint operations generally formed to execute specific commercial and/or industrial projects in a wide variety of areas and particularly in the fields of engineering and construction and infrastructure projects. They are normally used to combine the characteristics and qualifications of the UTE's partners into a single proposal in order to obtain the most favorable technical assessment possible. UTE are normally limited as standalone entities with limited action, since, although they may enter into commitments in their own name, such commitments are generally undertaken by their partners, in proportion to each investor's share in the UTE.

    The partners' shares in the UTE normally depend on their contributions (quantitative or qualitative) to the project, are limited to their own tasks and are intended solely to generate their own specific results. Each partner is responsible for executing its own tasks and does so in its own interests.

    The fact that one of the UTE's partners acts as project manager does not affect its position or share in the UTE. The UTE's partners are collectively responsible for technical issues, although there are strict pari passu clauses that assign the specific consequences of each investor's correct or incorrect actions.

    UTE are not variable interest or special purpose entities. UTE do not usually own assets or liabilities on a standalone basis. Their activity is conducted for a specific period of time that is normally limited to the execution of the project. The UTE may own certain fixed assets used in carrying out its activity, although in this case they are generally acquired and used jointly by all the UTE's investors, for a period similar to the project's duration, or prior agreements are signed by the partners on the assignment or disposal of the UTE's assets upon completion of the project.

    UTE in which the Company participates are operated through a management committee comprised of equal representation from each of the temporary joint operation partners, and such committee makes all the decisions about the temporary joint operation's activities that have a significant effect on its success. All the decisions require consent of each of the parties sharing power, so that all the parties together have the power to direct the activities of the UTE. Each partner has rights to the assets and obligations relating to the arrangement. As a result, these temporary joint operations are consolidated proportionally.

    The proportional part of the UTE's Consolidated Statement of Financial Position and Consolidated Income Statement is integrated into the Consolidated Statement of Financial Position and the Consolidated Income Statement of the Company in proportion to its interest in the UTE on a line by line basis.

    As of December 31, 2013 and 2012 there are no significant material contingent liabilities in relation to the Group's shareholdings in the UTE.

  d)
  Transactions with non-controlling interests

    Transactions with non-controlling interests are accounted for as transactions with equity owners of the group. When the Group acquires non-controlling interests, the difference between any consideration paid and the carrying value of the proportionate share of net assets

ABENGOA

Consolidated financial statements

    acquired is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

    When the group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, and any difference between fair value and its carrying amount is recognized in profit or loss. In addition, any amount previously recognized in other comprehensive income in respect of that entity is accounted for as if the group had directly disposed of the related assets or liabilities.

    Companies and entities which are third parties the Group and which hold a share equal to or larger than 10% in the share capital of any company included in the consolidation group are disclosed in Appendix VIII.

2.3.
Intangible assets

a)
Goodwill

    Goodwill is recognized as the excess between (A) and (B), where (A) is the sum of the considerations transferred, the amount of any non-controlling interest in the acquiree and in the case of a business combination achieved in stages, the fair value on the acquisition date of the previously held interest in the acquiree and (B) the net value, at the acquisition date, of the identifiable assets acquired, the liabilities and contingent liabilities assumed, measured at fair value. If the resulting amount is negative, in the case of a bargain purchase, the difference is recognized as income directly in the Consolidated Income Statement.

    Goodwill relating to the acquisition of subsidiaries is included in intangible assets, while goodwill relating to associates is included in investments in associates.

    Goodwill is carried at initial value less accumulated impairment losses (see Note 2.8). Goodwill is allocated to Cash Generating Units (CGU) for the purposes of impairment testing, these CGU's being the units which are expected to benefit from the business combination that generated the goodwill.

  b)
  Computer programs

    Costs paid for licenses for computer programs are capitalized, including preparation and installation costs directly associated with the software. Such costs are amortized over their estimated useful life. Maintenance costs are expensed in the period in which they are incurred.

    Costs directly related with the production of identifiable computer programs are recognized as intangible assets when they are likely to generate future economic benefit for a period of one or more years and they fulfill the following conditions:

    •
    it is technically possible to complete the production of the intangible asset;

    •
    management intends to complete the intangible asset;

    •
    the Company is able to use or sell the intangible asset;

    •
    there are technical, financial and other resources available to complete the development of the intangible asset; and

    •
    disbursements attributed to the intangible asset during its development may be reliably measured.

    Costs directly related to the production of computer programs recognized as intangible assets are amortized over their estimated useful lives which do not exceed 10 years.

ABENGOA

Consolidated financial statements

    Costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred.

  c)
  Research and development cost

    Research costs are recognized as an expense when they are incurred.

    Development costs (relating to the design and testing of new and improved products) are recognized as an intangible asset when all the following criteria are met:

    •
    it is probable that the project will be successful, taking into account its technical and commercial feasibility, so that the project will be available for its use or sale;

    •
    it is probable that the project will generate future economic benefits;

    •
    management intends to complete the project;

    •
    the Company is able to use or sell the intangible asset;

    •
    there are appropriate technical, financial or other resources available to complete the development of the intangible asset; and

    •
    the costs of the project/product can be measured reliably.

    Once the product is in the market, capitalized costs are amortized on a straight-line basis over the period for which the product is expected to generate economic benefits, which is normally 5 years, except for development assets related to the thermo-solar plant using tower technology which are amortized over 25 years and the second-generation biofuels plant which is amortized according to its useful life.

    Development costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred.

    Grants or subsidized loans obtained to finance research and development projects are recognized as income in the Consolidated Income Statement consistently with the expenses they are financing (following the rules described above).

2.4.
Property, plant and equipment

  Property, plant and equipment includes property, plant and equipment of companies or project companies which have been self-financed or financed through external financing with recourse facilities or through non-recourse project finance.

  In general, property, plant and equipment is measured at historical cost, including all expenses directly attributable to the acquisition, less depreciation and impairment losses, with the exception of land, which is presented net of any impairment losses.

  Subsequent costs are capitalized when it is probable that future economic benefits associated with that asset can be separately and reliably identified.

  Work carried out by a company on its own property, plant and equipment is valued at production cost. In construction projects of the Company's owned assets carried out by its Engineering and Construction segment which are not under the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), internal margins are eliminated. The corresponding costs are recognized in the individual expense line item in the accompanying income statements. The recognition of an income for the sum of such costs through the line item 'Other income- Work performed by the entity and capitalized and other' results in these costs having no impact in net operating profit. The

ABENGOA

Consolidated financial statements

  corresponding assets are capitalized and included in property, plant and equipment in the accompanying balance sheets.

  All other repair and maintenance costs are charged to the Consolidated Income Statement in the period in which they are incurred.

  Costs incurred during the construction period may also include gains or losses from foreign-currency cash-flow hedging instruments for the acquisition of property, plant and equipment in foreign currency, transferred from equity.

  With regard to investments in property, plant and equipment located on land belonging to third parties, an initial estimate of the costs of dismantling the asset and restoring the site to its original condition is also included in the carrying amount of the asset. Such costs are recorded at their net present value in accordance with IAS 37.

  The annual depreciation rates of property, plant and equipment (including property, plant and equipment in projects) are as follows:

Items	% of depreciation
Lands and buildings
Buildings	2% – 3%
Technical installations and machinery
Installations	3% – 4% – 12% – 20%
Machinery	12%
Other fixed assets
Data processing equipment	25%
Tools and equipment	15% – 30%
Furniture	10% – 15%
Works equipment	30%
Transport elements	8% – 20%

  The assets' residual values and useful economic lives are reviewed, and adjusted if necessary, at the end of the accounting period of the company which owns the asset.

  When the carrying amount of an asset is higher than its recoverable amount, the carrying amount is reduced immediately to reflect the lower recoverable amount.

2.5.
Fixed assets in projects (project finance)

  This category includes property, plant and equipment, intangible assets and financial assets of consolidated companies which are financed through Non-recourse Project Finance, that are raised specifically and solely to finance individual projects as detailed in the terms of the loan agreement.

  These non-recourse Project Finance assets are generally the result of projects which consist of the design, construction, financing, application and maintenance of large-scale complex operational assets or infrastructures, which are owned by the company or are held under a concession agreement for a period of time. The projects are initially financed through non-recourse medium-term bridge loans and later by Non-recourse Project Finance.

  In this respect, the basis of the financing agreement between the Company and the bank lies in the allocation of the cash flows generated by the project to the repayment of the principal amount and interest expenses, excluding or limiting the amount secured by other assets, in such a way that the bank recovers the investment solely through the cash flows generated by the project financed, any

ABENGOA

Consolidated financial statements

  other debt being subordinated to the debt arising from the non-recourse financing applied to projects until the non-recourse debt has been fully repaid. For this reason, fixed assets in projects are separately reported on the face of the Consolidated Statement of Financial Position, as is the related non-recourse debt in the liability section of the same statement.

  Assets in the 'fixed assets in projects' line item of the Consolidated Statement of Financial Position are sub-classified under the following two headings, depending upon their nature and their accounting treatment:

  2.5.1.
  Concession assets in projects

    This heading includes fixed assets financed through non-recourse loans related to Service Concession Arrangements recorded in accordance with IFRIC 12.

    Service concession agreements are recorded in accordance with the provisions of IFRIC 12. IFRIC 12 is applicable to public-to-private service concession arrangements where the grantor of the concession governs what services the operator must provide using the infrastructure, to whom and at what price and also controls any significant residual interest in the infrastructure at the end of the term of the arrangement. When the operator of the infrastructure is also responsible for the engineering, procurement and construction of such asset, IFRIC 12 requires the separate accounting for the revenue and margins associated with the construction activities, which is not eliminated in consolidation even between companies within the same consolidated group, and for the subsequent operation and maintenance of the infrastructure. In such cases, the investment in the infrastructure used in the concession arrangement cannot be classified as property, plant and equipment of the operator, but rather must be classified as a financial asset or an intangible asset, depending on the nature of the payment rights established under the contract. The infrastructures accounted for by us as service concessions under IFRIC 12 are mainly related to the activities concerning power transmission lines, desalination plants and thermo-solar electricity generation plants.

    a)
    Intangible asset

      The Group recognizes an intangible asset when the demand risk to the extent that it has a right to charge final customers for the use of the infrastructure. This intangible asset is subject to the provisions of IAS 38 and is amortized linearly, taking into account the estimated period of commercial operation of infrastructure which generally coincides with the concession period.

      The Group recognizes and measures revenue, costs and margin for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 'Construction Contracts' and revenue for other services in accordance with IAS 18 'Revenue'. As indicated in Note 2.7, the interest costs derived from financing the project incurred during construction are capitalized during the period of time required to complete and prepare the asset for its predetermined used.

      Once the infrastructure is in operation, the treatment of income and expenses is as follows:

      Revenues from the updated annual royalty for the concession, as well as operations and maintenance services are recognized in each period according to IAS 18 'Revenue' in Revenue.

ABENGOA

Consolidated financial statements

      Operating and maintenance costs and general overheads and administrative costs are charged to the Consolidated Income Statement in accordance with the nature of the cost incurred (amount due) in each period.

      Financing costs are classified within heading finance expenses in the Consolidated Income Statement.

    b)
    Financial asset

      The Group recognizes a financial asset when demand risk is assumed by the grantor to the extent that the concession holder has an unconditional right to receive payments for construction or improvement services. This asset is recognized at the fair value of the construction or improvement services provided, considering upgrate services in accordance with IAS 11, if any.

      The financial assets is subsequently recorded at amortized cost method calculated according to the effective interest method, the corresponding income from updating the flows of collections is recognized as revenue in the Consolidated Income Statement according to the effective interest rate.

      The finance expenses of financing these assets are classified under the financial expenses heading of the Consolidated Income Statement.

      As indicated above for intangible assets, income from operations and maintenance services is recognized in each period as Revenue according to IAS 18 'Revenue'.

  2.5.2.
  Other assets in projects

    This heading includes tangible fixed and intagible assets which are financed through a non-recourse loan and are not subject to a concession agreement as described below. Their accounting treatment is described in Notes 2.3 and 2.4.

    Non-recourse project finance typically includes the following guarantees:

    •
    Shares of the project developers are pledged.

    •
    Assignment of collection rights.

    •
    Limitations on the availability of assets relating to the project.

    •
    Compliance with debt coverage ratios.

    •
    Subordination of the payment of interest and dividends to meet loan financial ratios.

    Once the project finance has been repaid and the non-recourse debt and related guarantees fully extinguished, any remaining net book value reported under this category is reclassified to the Property, Plant and Equipment or Intangible Assets line items, as applicable, in the Consolidated Statement of Financial Position.

2.6.
Current and non-current classification

  Assets are classified as current assets if they are expected to be realized in less than 12 months after the date of the Consolidated Statements of Financial Position. Otherwise, they are classified as non-current assets.

ABENGOA

Consolidated financial statements

  Liabilities are classified as current liabilities unless an unconditional right exists to defer their repayment by at least 12 months following the date of the Consolidated Statement of Financial Position.

2.7.
Borrowing costs

  Interest costs incurred in the construction of any qualifying asset are capitalized over the period required to complete and prepare the asset for its intended use. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its internal use or sale, which in Abengoa is considered to be more than one year.

  Costs incurred relating to non-recourse factoring are expensed when the factoring transaction is completed with the financial institution.

  Remaining borrowing costs are expensed in the period in which they are incurred.

2.8.
Impairment of non-financial assets

  Abengoa reviews its property, plant and equipment, intangible assets with finite and indefinite useful life and goodwill to identify any indicators of impairment annually.

  The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, defined as the present value of the estimated future cash flows to be generated by the asset. In the event that the asset does not generate cash flows independently of other assets, Abengoa calculates the recoverable amount of the Cash-Generating Unit to which the asset belongs.

  When the carrying amount of the Cash Generating Unit to which these assets belong is lower than its recoverable amount assets are impaired.

  Assumptions used to calculate value in use include a discount rate, growth rates and projected changes in both selling prices and costs. The discount rate is estimated by Management, to reflect both changes in the value of money over time and the risks associated with the specific Cash-Generating Unit. Growth rates and changes in prices and costs are projected based upon internal and industry projections and management experience respectively. Financial projections range between 5 and 10 years depending on the growth potential of each Cash Generating Unit.

  To calculate the value in use of the major goodwill balances, the following assumptions were made:

  •
  10-year financial projections were used for those Cash-Generating Units (CGUs) that have high growth potential based on cash flows taken into account in the strategic plans for each business unit, considering a residual value based on the flow in the final year of the projection.

    The use of these 10-year financial projections was based on the assumption that it is the minimum period necessary for the discounted cash flow model to reflect all potential growth in the CGUs in each business segment showing significant investments.

    The aforementioned estimated cash flows were considered to be reliable due to their capacity to adapt to the real market and/or business situation faced by the CGU in accordance with the business's margin and cash-flow experience and future expectations.

    These cash flows are reviewed and approved every six months by Senior Management so that the estimates are continually updated to ensure consistency with the actual results obtained.

    In these cases, given that the period used is reasonably long, the Group then applies a zero growth rate for the cash flows subsequent to the period covered by the strategic plan.

ABENGOA

Consolidated financial statements

  •
  For concession assets with a defined useful life and with a specific financial structure, cash flow projections until the end of the project are considered and no terminal value is assumed.

    Concession assets have a contractual structure that permit the Company to estimate quite accurately the costs of the project (both in the construction and in the operations periods) and revenue during the life of the project.

    Projections take into account real data based on the contract terms and fundamental assumptions based on specific reports prepared by experts, assumptions on demand and assumptions on production. Additionally, assumptions on macro-economic conditions are taken into account, such as inflation rates, future interest rates, etc. and sensitivity analyses are performed over all major assumptions which can have a significant impact in the value of the asset.

  •
  5-year cash flow projections are used for all other CGUs, considering the residual value to be the cash flow in the final year projected.

  •
  Cash flow projections of CGUs located in other countries are calculated in the functional currency of those CGUs and are discounted using rates that take into consideration the risk corresponding to each specific country and currency. Present values obtained with this method are then converted to euros at the year-end exchange rate of each currency.

  •
  Taking into account that in most CGUs the specific financial structure is linked to the financial structure of the projects that are part of those CGUs, the discount rate used to calculate the present value of cash-flow projections is based on the weighted average cost of capital (WACC) for the type of asset, adjusted, if necessary, in accordance with the business of the specific activity and with the risk associated with the country where the project is performed.

  •
  In any case, sensitivity analyses are performed, especially in relation with the discount rate used, residual value and fair value changes in the main business variables, in order to ensure that possible changes in the estimates of these items do not impact the possible recovery of recognized assets.

  •
  Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for Cash-Generating Units with the operating segment to which it pertains:

Operating segment	Discount rate	Growth Rate
Engineering and construction
Engineering and construction	8% – 11%	0%
Concession-type infrastructure
Solar	4% – 6%	0%
Water	6% – 8%	0%
Transmission lines	5% – 10%	0%
Cogeneration and other	6% – 8%	0%
Industrial production
Biofuels	5% – 8%	0%

  In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference is recorded in the Consolidated Income Statement under the item 'Depreciation, amortization and impairment charges'. With the exception of goodwill, impairment

ABENGOA

Consolidated financial statements

  losses recognized in prior periods which are later deemed to have been recovered are credited to the same income statement heading.

2.9.
Financial Investments (current and non-current)

  Financial investments are classified into the following categories, based primarily on the purpose for which they were acquired:

  a)
  financial assets at fair value through profit and loss;

  b)
  loans and accounts receivable;

  c)
  financial assets held to maturity; and

  d)
  available for sale financial assets.

  Classification of each financial asset is determinated by management upon initial recognition, and is reviewed at each year end.

  a)
  Financial assets at fair value through profit and loss

    This category includes the financial assets acquired for trading and those initially designated at fair value through profit and loss. A financial asset is classified in this category if it is acquired mainly for the purpose of sale in the short term or if it is so designated by Management. Financial derivatives are also classified at fair value through profit and loss when they do not meet the accounting requirements to be designated as hedging instruments.

    These financial assets are recognized initially at fair value, without including transaction costs. Subsequent changes in fair value are recognized under 'Gains or losses from financial assets at fair value' within the 'Finance income or expense' line of the Consolidated Income Statement for the period.

  b)
  Loans and accounts receivable

    Loans and accounts receivable are non-derivative financial assets with fixed or determinable payments, not listed on an active market.

    In accordance with IFRIC 12, certain assets under concessions qualify as financial receivables (see Note 2.5).

    Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized under 'Interest income from loans and debts' within the 'Finance income' line of the Consolidated Income Statement.

  c)
  Financial assets held to maturity

    This category includes non-derivative financial assets expected to be held to maturity which have fixed or determinable payments.

    These assets are initially recognized at fair value plus transaction costs and subsequently measured at their amortized cost under the effective interest rate method. Interest calculated under the effective interest rate method is recognized under 'Other finance income' within the 'Other net finance income/expense' line of the Consolidated Income Statement.

ABENGOA

Consolidated financial statements

  d)
  Available for sale financial assets

    This category includes non-derivative financial assets which do not fall within any of the previously mentioned categories. For Abengoa, they primarily comprise interests in other companies that are not consolidated.

    Financial assets available for sale are initially recognized at fair value plus transaction costs and subsequently measured at fair value, with changes in fair value recognized directly in equity, with the exception of translation differences of monetary assets, which are charged to the Consolidated Income Statement. Dividends from available-for-sale financial assets are recognized under 'Other finance income' within the 'Other net finance income/expense' line of the Consolidated Income Statement when the right to receive the dividend is established.

    When available for sale financial assets are sold or impaired, the accumulated amount recorded in equity is transferred to the Consolidated Income Statement. To establish whether the assets have been impaired, it is necessary to consider whether the reduction in their fair value is significantly below cost and whether it will be for a prolonged period of time. The cumulative gain or loss reclassified from equity to profit or loss when the financial assets are impaired is the difference between their acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in the Consolidated Income Statement are not subsequently reversed through the Consolidated Income Statement.

    Acquisitions and disposals of financial assets are recognized on the trading date, i.e. the date upon which there is a commitment to purchase or sell the asset. Available for sale financial assets are derecognized when the right to receive cash flows from the investment has expired or has been transferred and all the risks and rewards derived from owning the asset have likewise been substantially transferred.

    At the date of each Consolidated Statement of Financial Position, the Group evaluates if there is any objective evidence that the value of any financial asset or any group of financial assets has been impaired.

2.10.
Derivative financial instruments and hedging activities

  Derivatives are recorded at fair value. The Company applies hedge accounting to all hedging derivatives that qualify to be accounted for as hedges under IFRS.

  When hedge accounting is applied, hedging strategy and risk management objectives are documented at inception, as well as the relationship between hedging instruments and hedged items. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively and retrospectively at inception and at each reporting date, following the dollar offset method or the regression method, depending on the type of derivatives.

  The Company has three types of hedges:

  a)
  Fair value hedge for recognized assets and liabilities

    Changes in fair value of the derivatives are recorded in the Consolidated Income Statement, together with any changes in the fair value of the asset or liability that is being hedged.

  b)
  Cash flow hedge for forecasted transactions

    The effective portion of changes in fair value of derivatives designated as cash flow hedges are recorded temporarily in equity and are subsequently reclassified from equity to profit or loss in

ABENGOA

Consolidated financial statements

    the same period or periods during which the hedged item affects profit or loss. Any ineffective portion of the hedged transaction is recorded in the Consolidated Income Statement as it occurs.

    When options are designated as hedging instruments (such as interest rate options described in Note 14), the intrinsic value and time value of the financial hedge instrument are separated. Changes in intrinsic value which are highly effective are recorded in equity and subsequently reclassified from equity to profit or loss in the same period or periods during which the hedged item affects profit or loss. Changes in time value are recorded in the Consolidated Income Statement, together with any ineffectiveness.

    When the hedged forecasted transaction results in the recognition of a non-financial asset or liability, gains and losses previously recorded in equity are included in the initial cost of the asset or liability.

    When the hedging instrument matures or is sold, or when it no longer meets the requirements to apply hedge accounting, accumulated gains and losses recorded in equity remain as such until the forecast transaction is ultimately recognized in the Consolidated Income Statement. However, if it becomes unlikely that the forecasted transaction will actually take place, the accumulated gains and losses in equity are recognized immediately in the Consolidated Income Statement.

  c)
  Net investment hedges in foreign operation

    Hedges of a net investment in a foreign operation, including the hedging of a monetary item considered part of a net investment, are recognized in a similar way to cash flow hedges. The foreign currency transaction gain or loss on the non-derivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment. That is, reported in the cumulative translation adjustment section of equity to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings.

    Amounts recorded in equity will be reclassified to the Consolidated Income Statement when the foreign operation is sold or otherwise disposed of.

    Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods ('own-use contracts') of the Group are not recognized as derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, they are recognized separately from the host contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the host contract. The options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be own-use contracts.

    Changes in fair value of derivative instruments which do not qualify for hedge accounting are recognized immediately in the Consolidated Income Statement. Trading derivatives are classified as a current assets or liabilities.

ABENGOA

Consolidated financial statements

2.11.
Fair value estimates

  Financial instruments measured at fair value are presented in accordance with the following level classification based on the nature of the inputs used for the calculation of fair value:

  •
  Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

  •
  Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

  •
  Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

  In the event that prices cannot be observed, the management shall make its best estimate of the price that the market would otherwise establish based on proprietary internal models which, in the majority of cases, use data based on observable market parameters as significant inputs (Level 2) but occasionally use market data that is not observed as significant inputs (Level 3). Different techniques can be used to make this estimate, including extrapolation of observable market data. The best indication of the initial fair value of a financial instrument is the price of the transaction, except when the value of the instrument can be obtained from other transactions carried out in the market with the same or similar instruments, or valued using a valuation technique in which the variables used only include observable market data, mainly interest rates. According to current legislation (IFRS-EU), differences between the transaction price and the fair value based on valuation techniques that use data that is not observed in the market, are not initially recognized in the income statement.

  a)
  Level 2 valuation

    The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 14).

    Credit risk effect on the valuation of derivatives is calculated for each of the instruments in the portfolio of derivatives classified within level 2, using the own risk of the Abengoa companies and financial counterparty risk.

    Description of the valuation method

    •
    Interest rate swaps

      Interest rate swap valuations are made by valuing the swap component of the contract and valuing the credit risk.

      The most common methodology used by the market and applied by Abengoa to value interest rate swaps is to discount the expected future cash flows according to the parameters of the contract. Variable interest rates, which are needed to estimate future cash flows, are calculated using the curve for the corresponding currency and extracting the implicit rates for each of the reference dates in the contract. These estimated flows are discounted with the swap zero curve for the reference period of the contract 1, 3 or 6 months.

      The effect of the credit risk on the valuation of the interest rate swaps depends on the future settlement. If the settlement is favorable for the Company, the counterparty credit spread will be incorporated to quantify the probability of default at maturity. If the expected settlement is negative for the company, its own credit risk will be applied to the final settlement.

ABENGOA

Consolidated financial statements

      Classic models for valuing interest rate swaps use deterministic valuation of the future of variable rates, based on future outlooks. When quantifying credit risk, this model is limited by considering only the risk for the current paying party, ignoring the fact that the derivative could change sign at maturity. A payer and receiver swaption model is used for these cases. This enables the associated risk in each swap position to be reflected. Thus, the model shows each agent's exposure, on each payment date, as the value of entering into the 'tail' of the swap, i.e. the live part of the swap.

    •
    Interest rate caps and floors

      Interest rate caps and floors are valued by separating the derivative in the successive caplets/floorlets that comprise the transaction. Each caplet or floorlet is valued as a call or put option, respectively, on the reference interest rate, for which the Black-Scholes approach is used for European-type options (exercise at maturity) with minor adaptations and following the Black-76 model.

    •
    Forward foreign exchange transactions

      Forward contracts are valued by comparing the contracted forward rate and the rate in the valuation scenario at the maturity date. The contract is valued by calculating the flow that would be obtained or paid from theoretically closing out the position and then discounting that amount.

    •
    Commodity swaps

      Commodity swaps are valued in the same way as forward foreign exchange contracts, calculating the flow that would be obtained or paid from theoretically closing out the position.

    •
    Equity options

      Equity options are valued using the Black-Scholes model for American-type options on equities.

    •
    Embedded derivatives in convertible bonds

      The embedded derivatives in convertible bonds consist of an option to convert the bond into shares in favor of the bondholder; call options for the issuer to repurchase the bonds at a specific price on specific dates; and put options for the bondholder to redeem the bonds at a specific price and on specific dates. Since these are Bermuda-type options (multiple exercise dates), they are valued using the Longstaff-Schwartz model and the Monte Carlo method.

    Variables (Inputs)

    Interest rate derivative valuation models use the corresponding interest rate curves for the relevant currency and underlying reference in order to estimate the future cash flows and to discount them. Market prices for deposits, futures contracts and interest rate swaps are used to construct these curves. Interest rate options (caps and floors) also use the volatility of the reference interest rate curve.

    Exchange rate derivatives are valued using the interest rate curves of the underlying currencies in the derivative, as well as the corresponding spot exchange rates.

    The inputs in equity models include the interest rate curves of the corresponding currency, the price of the underlying asset, as well as the implicit volatility and any expected future dividends.

ABENGOA

Consolidated financial statements

    To estimate the credit risk of the counterparty, the credit default swap (CDS) spreads curve is obtained in the market for important individual issuers. For less liquid issuers, the spreads curve is estimated using comparable CDSs or based on the country curve. To estimate proprietary credit risk, prices of debt issues in the market and CDSs for the sector and geographic location are used.

    The fair value of the financial instruments that results from the aforementioned internal models, takes into account, among other factors, the terms and conditions of the contracts and observable market data, such as interest rates, credit risk, exchange rates, commodities and share prices, and volatility. The valuation models do not include significant levels of subjectivity, since these methodologies can be adjusted and calibrated, as appropriate, using the internal calculation of fair value and subsequently compared to the corresponding actively traded price. However, valuation adjustments may be necessary when the listed market prices are not available for comparison purposes.

  b)
  Level 3 valuation

    Level 3 includes shares in companies that, pursuant to the regulations in force, have not been included in the scope of consolidation for the years ended December 31, 2013 and 2012 and in which the Company's stake is greater than 5% and lower than 20%.

    Fair value within these elements was calculated by taking as the main reference the value of the investment — the company's cash flow generation based on its current business plan, discounted at a rate appropriate for the sector in which each of the companies is operating. Valuations were obtained from internal models. These valuations could vary where other models and assumptions made on the principle variables had been used, however the fair value of the assets and liabilities, as well as the results generated by these financial instruments are considered reasonable.

    Detailed information on fair values is included in Note 12.

2.12.
Inventories

  Inventories are valued at the lower of cost or net realizable value. In general, cost is determined by using the first-in-first-out (FIFO) method. The cost of finished goods and work in progress includes design costs, raw materials, direct labor, other direct costs and general manufacturing costs (assuming normal operating capacity). Borrowing costs are not included. The net realizable value is the estimated sales value in the normal course of business, less applicable variable selling costs.

  Cost of inventories includes the transfer from equity of gains and losses on qualifying cash-flow hedging instruments related with the purchase of raw materials or with foreign exchange contracts.

2.13.
Biological assets

  Abengoa recognizes sugar cane in production as biological assets. The production period of sugar cane covers the period from preparation of the land and sowing the seedlings until the plant is ready for first production and harvesting. Biological assets are classified as property, plant and equipment in the Consolidated Statement of Financial Position. Biological assets are recognized at fair value, calculated as the market value less estimated harvesting and transport costs.

  Agricultural products harvested from biological assets, which in the case of Abengoa are cut sugar cane, are classified as inventories and measured at fair value less estimated sale costs at the point of sale or harvesting.

ABENGOA

Consolidated financial statements

  Fair value of biological assets is calculated using as a reference the forecasted market price of sugarcane, which is estimated using public information and estimates on future prices of sugar and ethanol. Fair value of agricultural products is calculated using as a reference the price of sugar cane made public on a monthly basis by the Cane, Sugar and Alcohol Producers Board (Consecana).

  Gains or losses arising as a result of changes in the fair value of such assets are recorded, within 'Operating profit' in the Consolidated Income Statement.

  To obtain the fair value of the sugar cane while growing, a number of assumptions and estimates have been made in relation to the area of land sown, the estimated TRS (Total Recoverable Sugar contained within the cane) per ton to be harvested and the average degree of growth of the agricultural product in the different areas sown.

2.14.
Clients and other receivables

  Clients and other receivables relate to amounts due from customers for sales of goods and services rendered in the normal course of operation.

  Clients and other receivables are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest rate method, less provision for impairment. Trade receivables due in less than one year are carried at their face value at both initial recognition and subsequent measurement, provided that the effect of not discounting flows is not significant.

  A provision for impairment of trade receivables is recorded when there is objective evidence that the Group will not be able to recover all amounts due as per the original terms of the receivables. The existence of significant financial difficulties, the probability that the debtor is in bankruptcy or financial reorganization and the lack or delay in payments are considered evidence that the receivable is impaired.

  The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate. When a trade receivable is uncollectable, it is written off against the bad debt provision.

  Clients and other receivables which have been factored with financial entities are derecognized and hence removed from assets on the Consolidated Statement of Financial Position only if all risks and rewards of ownership of the related financial assets have been transferred, comparing the Company's exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the Company's exposure to this variability has been eliminated or substantially reduced, the financial asset has been transferred, and is derecognized from the Consolidated Statement of Financial Position (See Note 4.b).

2.15.
Cash and cash equivalents

  Cash and cash equivalents include cash in hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

  In the Consolidated Statement of Financial Position, bank overdrafts are classified as borrowings within current liabilities.

2.16.
Share capital

  Parent company shares are classified as equity. Transaction costs directly attributable to new shares are presented in equity as a reduction, net of taxes, to the consideration received from the issue.

ABENGOA

Consolidated financial statements

  Treasury shares are classified in Equity-Parent company reserves. Any amounts received from the sale of treasury shares, net of transaction costs, are classified equity.

2.17.
Government grants

  Non-refundable capital grants are recognized at fair value when it is considered that there is a reasonable assurance that the grant will be received and that the necessary qualifying conditions, as agreed with the entity assigning the grant, will be adequately met.

  Grants related to income are recorded as liabilities in the Consolidated Statement of Financial Position and are recognized in 'Other operating income' in the Consolidated Income Statement based on the period necessary to match them with the costs they intend to compensate.

  Grants related to fixed assets are recorded as non-current liabilities in the Consolidated Statement of Financial Position and are recognized in 'Other operating income' in the Consolidated Income Statement on a straight-line basis over the estimated useful economic life of the assets.

2.18.
Loans and borrowings

  External resources are classified in the following categories:

  a)
  non-recourse financing applied to projects (project financing) (see note 19);

  b)
  corporate financing (see Note 20).

  Loans and borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost and any difference between the proceeds initially received (net of transaction costs incurred in obtaining such proceeds) and the repayment value is recognized in the Consolidated Income Statement over the duration of the borrowing using the effective interest rate method.

  Interest free loans and loans with interest rates below market rates, mainly granted for research and development projects, are initially recognized at fair value in liabilities in the Consolidated Statement of Financial Position. The difference between proceeds received from the loan and its fair value is initially recorded within 'Grants and Other liabilities' in the Consolidated Statement of Financial Position, and subsequently recorded in 'Other operating income- Grants' in the Consolidated income statement when the costs financed with the loan are expensed. In the case of interest free loans received for development projects where the Company record an intangible asset, income from the grant will be recognized according to the useful life of the asset, at the same rate as we record its amortization.

  Commissions paid for obtaining credit lines are recognized as transaction costs if it is probable that part or all of the credit line will be drawn down. If this is the case, commissions are deferred until the credit line is drawn down. If it is not probable that all or part of the credit line will be drawn down, commission costs are expensed in the period.

  2.18.1.
  Convertible notes

    Pursuant to the Terms and Conditions of each of the convertible notes issued, when investors exercise their conversion right, the Company may decide whether to deliver shares of the company, cash, or a combination of cash and shares (see Note 20.3 for further information).

    In accordance with IAS 32 and 39, since Abengoa has a contractual right to choose the type of payment and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bond is

ABENGOA

Consolidated financial statements

    considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder.

    The Company initially measures the embedded derivative at fair value and classifies it under the derivative financial instruments liability heading. At the end of each period, the embedded derivative is re-measured and changes in fair value are recognized under 'Other net finance income or expense' within the 'Finance expense net' line of the Consolidated Income Statement. The debt component of the bond is initially recorded as the difference between the proceeds received for the notes and the fair value of the aforementioned embedded derivative. Subsequently, the debt component is measured at amortized cost until it is settled upon conversion or maturity. Debt issuance costs are recognized as a deduction in the value of the debt in the Consolidated Statement of Financial Position and included as part of its amortized cost.

  2.18.2.
  Ordinary notes

    The company initially recognizes ordinary notes at fair value, net of issuance costs incurred. Subsequently, notes are measured at amortized cost until settlement upon maturity. Any other difference between the proceeds obtained (net of transaction costs) and the redemption value is recognized in the Consolidated Income Statement over the term of the debt using the effective interest rate method.

2.19.
Current and deferred income taxes

  Income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the Consolidated Income Statement, except to the extent that it relates to items recognized directly in equity. In these cases, income tax is also recognized directly in equity.

  Current income tax expense is calculated on the basis of the tax laws in force or about to enter into force as of the date of the Consolidated Statement of Financial Position in the countries in which the subsidiaries and associates operate and generate taxable income.

  Deferred income tax is calculated in accordance with the Consolidated Statement of Financial Position liability method, based upon the temporary differences arising between the carrying amount of assets and liabilities and their tax base. However, deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither the accounting nor the taxable profit or loss. Deferred income tax is determined using tax rates and regulations which are enacted or substantially enacted at the date of the Consolidated Statement of Financial Position and are expected to apply and/or be in force at the time when the deferred income tax asset is realized or the deferred income tax liability is settled.

  Deferred tax assets are recognized only when it is probable that sufficient future taxable profit will be available to use deferred tax assets.

  Deferred taxes are recognized on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Group and it is not probable that temporary differences will reverse in the foreseeable future.

2.20.
Employee benefits

a)
Share plans

    Certain Group companies have obligations in connection with certain share-based incentive plans for managers and employees. These plans are linked to the achievement of certain management objectives during the upcoming years. When the shares have an active market

ABENGOA

Consolidated financial statements

    (which is the case for plans linked to Abengoa shares), personnel expense is recognized during the vesting period based on their fair value at grant date. In either case, the impact of these share plans on Abengoa's Consolidated Financial Statements is not significant. When there is a non-active market for the shares granted by the plan, personnel expense is recognized on the basis of the repurchase price identified in the plan during the vesting period.

    Share plans are considered cash-settled share-based payment plans in accordance with IFRS 2, since the company compensates the participants for their services in exchange for the assumption of the market risk on the shares. By use of the guarantee on the loan, Abengoa guarantees participants, up to the end of the plan period, no personal losses in conjunction with a change in the price of the shares purchased. As such, Abengoa measures and recognizes at the end of each reporting period, a liability based on the value of the shares. Upon expiration of the Plan, employees may sell the shares to repay the individual loan or may otherwise repay the loan as they wish.

    The fair value of the services received in exchange for the granting of the option is recognized as a personnel expense using the Black-Scholes valuation model. Certain inputs are used in the Black-Scholes model to generate variables such as the share price, the estimated return per dividend, the expected life of the option (5 years), the interest rates and the share market volatility, as appropriate.

    The total amount charged to expenses during the vesting period is determined by reference to the fair value of a hypothetical option to sell ('put') granted by the company to the managers, excluding the effect of the vesting conditions that are not market conditions, and including in the hypotheses only the number of options that are expected will become exercisable. In this regard, the number of options it is expected will become exercisable is considered in the calculation.

  b)
  Bonus schemes

    The Group records the amount annually accrued in accordance with the percentage of compliance with the plan's established objectives as personnel expense in the Consolidated Income Statement

    Expenses incurred from employee benefits are disclosed in Note 29.

2.21.
Provisions and contingencies

  Provisions are recognized when:

  •
  there is a present obligation, either legal or constructive, as a result of past events;

  •
  it is more likely than not that there will be a future outflow of resources to settle the obligation; and

  •
  the amount has been reliably estimated.

  Provisions are initially measured at the present value of the expected outflows required to settle the obligation and subsequently valued at amortized cost following the effective interest method. The balance of Provisions disclosed in the Notes reflects management's best estimate of the potential exposure as of the date of preparation of the Consolidated Financial Statements.

  Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably

ABENGOA

Consolidated financial statements

  estimated. Contingences are not recognized in the Consolidated Statements of Financial Position unless they have been acquired in a business combination.

2.22.
Trade payables and other liabilities

  Trade payables and other liabilities are obligations arising from the purchase of goods or services in the ordinary course of business and are recognized initially at fair value and are subsequently measured at their amortized cost using the effective interest method.

  Other liabilities are obligations not arising from the purchase of goods or services in the normal course of business and which are not treated as financing transactions.

  Advances received from customers are recognized as 'Trade payables and other current liabilities'.

2.23.
Foreign currency transactions

a)
Functional currency

    Financial statements of each subsidiary within the Group are measured and reported in the currency of the principal economic environment in which the subsidiary operates (subsidiary's functional currency). The Consolidated Financial Statements are presented in euro, which is Abengoa's functional and reporting currency.

  b)
  Transactions and balances

    Transactions denominated in a currency different from the subsidiary's functional currency are translated into the subsidiary's functional currency applying the exchange rates in force at the time of the transactions. Foreign currency gains and losses that result from the settlement of these transactions and the translation of monetary assets and liabilities denominated in foreign currency at the year-end rates are recognized in the Consolidated Income Statement, unless they are deferred in equity, as occurs with cash-flow hedges and net investment in foreign operations hedges.

  c)
  Translation of the financial statements of foreign companies within the Group

    Income Statements and Statements of Financial Position of all Group companies with a functional currency different from the group's reporting currency (Euro) are translated to Euros as follows:

    1)
    All assets and liabilities are translated to Euros using the exchange rate in force at the closing date of the Financial Statements.

    2)
    Items in the Income Statement are translated into Euros using the average annual exchange rate, calculated as the arithmetical average of the average exchange rates for each of the twelve months of the year, which does not differ significantly from using the exchange rates of the dates of each transaction.

    3)
    The difference between equity, including profit or loss calculated as described in (2) above, translated at the historical exchange rate, and the net financial position that results from translating the assets, and liabilities in accordance with (1) above, is recorded in equity in the Consolidated Statement of Financial Position under the heading 'Accumulated currency translation differences'.

    Results of companies carried under the equity method are translated at the average annual exchange rate calculated described in (2) above.

ABENGOA

Consolidated financial statements

    Goodwill arising on the acquisition of a foreign company is treated as an asset of the foreign company and is translated at the year-end exchange rate.

2.24.
Revenue recognition

a)
Ordinary income

    Ordinary income comprises the fair value of sales of goods or services, excluding VAT or similar taxes, any discounts or returns and excluding sales between Group entities.

    Ordinary income is recognized as follows:

    •
    Income from the sale of goods is recognized when the Group delivers the goods to the client, the client accepts them and it is reasonably certain that the related receivables will be collectible.

    •
    Income from the sale of services is recognized in the period in which the service is provided.

    •
    Interest income is recognized using the effective interest rate method. When a receivable is considered impaired, the carrying amount is reduced to its recoverable amount, discounting the estimated future cash flows at the original effective interest rate of the instrument and recording the discount as a reduction in interest income. Income from interest on loans that have been impaired is recognized when the cash is collected or on the basis of the recovery of the cost when the conditions are guaranteed.

    •
    Dividend income is recognized when the right to receive payment is established.

  b)
  Construction contracts

    Costs incurred in relation to construction contracts are recognized when incurred. When the outcome of a construction contract cannot be reliably estimated, revenues are only recognized up to the amount of the costs incurred to date that are likely to be recovered.

    When the outcome of a construction contract can be reliably estimated and it is probable that it will be profitable, revenue from the contract is recognized over the term of the contract. When it is probable that the costs of the project will be greater than its revenue, expected loss is recognized immediately as an expense. To determine the appropriate amount of revenue to be recognized in any period, the percentage of completion method is applied. The percentage of completion method considers, at the date of the Statement of Financial Position, the actual costs incurred as a percentage of total estimated costs for the entire contract. Costs incurred in the period which relate to future project activities are not included when determining the percentage of completion. Prepayments and certain other assets are recognized as inventories, depending upon their specific nature.

    Partial billing that has not yet been settled by the clients and withholdings is included under the Trade and other receivables heading.

    Gross amounts owed by clients for ongoing works in which the costs incurred plus recognized profits (minus recognized losses) exceed partial billing are presented as assets under the heading of 'Unbilled Revenue' within 'Clients and other receivables' heading of the Statement of Financial Position.

    On the other hand, amounts outstanding from customers for work in progress for which the billing to date is greater than the costs incurred plus recognized profits (less recognized losses)

ABENGOA

Consolidated financial statements

    are shown as liabilities within the line item 'Advance payments from clients' in the Trade payables and other current liabilities caption of the Consolidated Statement of Financial Position.

    Lastly, as stated in point 2.4 on the measurement of property, plant and equipment in internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), revenues and profits between group companies are eliminated, meaning that such assets are shown at their acquisition cost.

  c)
  Concession contracts

    Concession contracts are agreements for periods usually between 20 and 30 years including both the construction of infrastructure and future services associated with the operation and maintenance of assets in the concession period which are under the scope of IFRIC 12. Revenue recognition, as well as, the main characteristics of these contracts are detailed in Note 2.5.

2.25.
Leases

  Lease contracts of fixed assets in which a Group company is the lessee and substantially retains all the risks and rewards associated with the ownership of the assets are classified as finance leases.

  Finance leases are recognized at inception of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments over the contract term. Each lease payment is distributed between debt and financing costs, in a way which establishes a constant interest rate on the outstanding debt. The amounts to be paid over the lease term, net of financing costs, are recognized as non-current and current payables, as appropriate. The interest portion of the financing costs is charged to the Consolidated Income Statement over the period of the lease agreement, in order to obtain a constant periodic interest rate on the balance of the outstanding debt in each period. Assets acquired under finance lease agreements are depreciated over the shorter of the useful life of the asset and the lease term.

  Lease agreements undertaken by the Group in which the entity entering into the agreement does not substantially retain all the risks and rewards associated with the ownership of the asset are classified as operating leases. Payments made under operating leases are charged to the Consolidated Income Statement (net of any incentives received from the lessor) on a straight-line basis over the lease term.

2.26.
Segment reporting

  Information on the Group's operating segments is presented in accordance with internal information provided to the Group's Chief Operating Decision Maker (CODM). The CODM, responsible for assigning resources and evaluating the performance of the operating segments, has been identified as the CEO and the Chairman.

  As described in Note 5, the CODM reviews the business by 7 operating segments (8 operating segments until the sale of shareholding in Befesa) which are in turn grouped, for business purposes, into three activities: Engineering & Construction, Concession-type Infrastructures and Industrial Production.

  Geographically, the Group reports financial information by 6 regions which are Spain (home market), USA, Europe (excluding Spain), Latin America (excluding Brazil), Brazil and other (the remaining overseas markets).

  For detailed information on segment reporting, see Note 5.

ABENGOA

Consolidated financial statements

2.27.
Environmental assets

  Equipment, installations and systems used to eliminate, reduce or control possible environmental impacts are recognized applying the same criteria used for other similar assets.

  Provisions made for environmental restoration, costs of restructuring and litigations are recognized when the company has a legal or constructive obligation as a result of past events, it becomes probable that an outflow of resources will be necessary to settle the obligation and the outflow can be reliably estimated.

  Note 33.7 gives additional information on the Group's environmental policies.

2.28.
Severance payments

  Severance payments are made to employees in the event that the company terminates their employment contract prior to the normal retirement age or when the employee voluntarily accepts redundancy in the terms offered by the employer. The Group recognizes severance payments when it is demonstrably committed to third parties to provide indemnities for leaving the company or to dismiss the current workers in accordance with a detailed formal plan, with no possibility of retracting.

2.29.
Non-current Assets held for sale and discontinued operations

  The Group classifies property, plant and equipment, intangible assets and disposal groups (groups of assets that are to be sold together with their directly associated liabilities) as non-current assets held for sale when, at the date of the Consolidated Statement of Financial Position, an active program to sell them has been initiated by Management and the sale is foreseen to take place within the following twelve months.

  The Group includes in discontinued operations those business lines which have been sold or otherwise disposed of or those that meet the conditions to be classified as held-for-sale. Discontinued operations also include those assets which are included in the same sale program together with the business line. Entities which are acquired exclusively with a view for resale are also classified as discontinued operations.

  Assets held for sale or disposal groups are measured at the lower of their carrying value or fair value less estimated costs necessary to sell them. They are no longer amortized or depreciated from the moment they are classified as non-current assets held for sale.

  Assets held for sale and the components of disposal groups are presented in the Consolidated Statement of Financial Position grouped under a single heading as 'Assets held for sale'. Liabilities are also grouped under a single heading as 'Liabilities held for sale'.

  The after-tax profit or loss on discontinued operations is presented in a single line within the Consolidated Income Statement under the heading 'Profit (loss) from discontinued operations, net of tax'.

Note 3. — Critical accounting policies

        The preparation of the Consolidated Financial Statements in conformity with IFRS requires to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates under different assumptions or conditions. The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in the Consolidated Financial Statements are:

  •
  Impairment of intangible assets and goodwill.

ABENGOA

Consolidated financial statements

  •
  Revenue from construction contracts.

  •
  Concession agreements.

  •
  Income taxes and recoverable amount of deferred tax assets.

  •
  Derivative financial instruments and hedging.

        Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on our historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Group operates, taking into account future development of our businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

        As of the date of preparation of these Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2013 are expected.

        Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the Consolidated Income Statement of the year in which the change occurs. The Group significant accounting policies have been fully described in Note 2.

Impairment of intangible assets and goodwill

        Goodwill and Intangible assets which have not yet come into operation or that have an indefinite useful life are not amortized and are tested for impairment on an annual basis or whenever there is an impairment indicator. Goodwill is tested for impairment within the Cash-Generating Unit to which it belongs. Other intangible assets are tested individually, unless they do not generate cash flows independently from other assets, in which case they are tested within the Cash-Generating Unit to which they belong.

        For those cash generating units with high potential growth, the Group uses cash flow projections for a period of 10 years based on the cash flows identified in the Group's strategic plans, which are reviewed and approved every six months by the management of the Group. The residual value is calculated based on the cash flows of the latest year projected using a steady or nil growth rate. The use of a 10 year period is based on the consideration that this is the minimum period that needs to be used in order to appropriately reflect all the potential growth of these cash generating units. In addition, 10 years projections are prepared based on the historical experience within the Group in preparing long-term strategic plans, which are considered reliable and are prepared on the basis of the Group's internal control system. These cash flows are considered reliable since they can easily adapt to the changes of the market and of the business segment to which cash generating units belong, based on the Group's past experience on cash flows and margins and on future expectations.

        For other cash generating units the Group uses cash flows projections based on a period of 5 years, calculating the residual value based on the cash flows of the latest year projected, using a growth rate 'using a zero growth rate'.

        Projected cash flows are discounted using the Weighted Average Cost of Capital (see Note 2.8), adjusted for the specific risks associated to the business unit to which the cash generating unit belongs.

ABENGOA

Consolidated financial statements

        Based on values in use calculated in accordance with the assumptions and hypotheses described above and in Note 8 for the years 2013, 2012 and 2011, the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount. Detailed sensitivity analysis has been carried out and the Management is confident that the carrying amount of the cash generating units will be recovered in full. Main variables considered in sensitivity analysis are growth rates, discount rates based in weighted average cost of capital (WACC) and the main variables of each business.

        During the years 2013, 2012 and 2011 there were no intangible assets with indefinite useful life or there were no significant intangible assets not yet in use that were impaired.

Revenue from construction contracts

        Revenue from construction contracts is recognized using the percentage-of-completion method for contracts whose outcome can be reliably estimated and it is probable that they will be profitable. When the outcome of a construction contract cannot be reliably estimated, revenue is recognized only to the extent it is probable that contract costs incurred will be recoverable.

        As described in Note 2.24.b), the percentage of completion is determined at the date of every Consolidated Statement of Financial Position based on the actual costs incurred as a percentage of total estimated costs for the entire contract.

        Revenue recognition using the percentage-of-completion method involves the use of estimates of certain key elements of the construction contracts, such as total estimated contract costs, allowances or provisions related to the contract, period of execution of the contract and recoverability of the claims. The Company has established, over the years, a robust project management and control system, with periodic monitoring of each project. This system is based on the long-track experience of the Group in constructing complex infrastructures and installations. As far as practicable, the Group applies past experience in estimating the main elements of construction contracts and relies on objective data such as physical inspections or third parties confirmations. Nevertheless, given the highly tailored characteristics of the construction contracts, most of the estimates are unique to the specific facts and circumstances of each contract.

        Although estimates on construction contracts are periodically reviewed on an individual basis, we exercise significant judgments and not all possible risks can be specifically quantified.

        It is important to point out that, as stated in Note 2.4 on the measurement of property, plant and equipment, in the internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), the totality of the revenues and profits between group companies is eliminated, meaning that said assets are shown at their acquisition cost.

Concession Agreements

        The analysis on whether the IFRIC 12 applies to certain contracts and activities involves various complex factors and it is significantly affected by legal interpretation of certain contractual agreements or other terms and conditions with public sector entities.

        Therefore, the application of IFRIC 12 requires extensive judgment in relation with, amongst other factors, (i) the identification of certain infrastructures (and not contractual agreements) in the scope of IFRIC 12, (ii) the understanding of the nature of the payments in order to determine the classification of the infrastructure as a financial asset or as an intangible asset and (iii) the recognition of the revenue from construction and concessionary activity.

ABENGOA

Consolidated financial statements

        Changes in one or more of the factors described above may significantly affect the conclusions as to the appropriateness of the application of IFRIC 12 and, therefore, the results of operations or our financial position (see Note 10.1).

Income taxes and recoverable amount of deferred tax assets

        Determining income tax expense requires judgment in assessing the timing and the amount of deductible and taxable items, as well as the interpretation and application of tax laws in different jurisdictions. Due to this fact, contingencies or additional tax expenses could arise as a result of tax inspections or different interpretations of certain tax laws by the corresponding tax authorities.

        Group Management assesses the recoverability of deferred tax assets on the basis of estimates of the future taxable profit. In making this assessment, Management considers the foreseen reversal of deferred tax liabilities, projected taxable profit and tax planning strategies. This assessment is carried out on the basis of internal projections, which are updated to reflect the Group's most recent operating trends.

        The Group's current and deferred income taxes may be impacted by events and transactions arising in the normal course of business as well as by special non-recurring circumstances. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred tax assets and the timing of income tax payments.

        Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unforeseen future transactions impacting the income tax balances.

Derivatives and hedging

        The Group uses derivatives in order to mitigate risks arising from foreign exchange, interest rates and changes in the prices of assets and commodities purchased (principally aluminum, grain, ethanol, sugar and gas). Derivatives are initially recognized at fair value on the date that the derivative contract is entered into, and are subsequently re-measured at fair value at each reporting date (see Note 2.10 and 2.11 for a full description of the accounting policy for derivatives).

        Contracts held for the purposes of receiving or making payment of non-financial elements in accordance with expected purchases, sales or use of goods (own-use contracts) of the Group are not recognized as financial derivative instruments, but as executory contracts. In the event that such contracts include embedded derivatives, those derivatives are recorded separately from the original contract, if the economic characteristics of the embedded derivative are not closely related to the economic characteristics of the original host contract. Options contracted for the purchase or sale of non-financial elements which may be cancelled through cash outflows are not considered to be 'own-use contracts'.

        The inputs used to calculate fair value of our derivatives are based on prices observable on not quoted markets, through the application of valuation models (Level 2). The valuation techniques used to calculate fair value of our derivatives include discounting estimated future cash flows, using assumptions based on market conditions at the date of valuation or using market prices of similar comparable instruments, amongst others. The valuation of derivatives and the identification and valuation of embedded derivatives and own-use contracts requires the use of considerable professional judgment. These determinations were based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

ABENGOA

Consolidated financial statements

Note 4. — Financial risk management

        Abengoa's activities are undertaken through its operating segments and are exposed to various financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

        The risk management model attempts to minimize the potential adverse impact of such risks upon the Group's financial performance. Risk is managed by the Group's Corporate Finance Department, which is responsible for identifying and evaluating financial risks in conjunction with the Group's operating segments, quantifying them by project, region and company.

        Written internal risk management policies exist for global risk management, as well as for specific areas of risk, such as foreign exchange risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives and the investment of cash surpluses.

        In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

        The Group is affected by the following financial risks:

  a)
  Market risk

    Market risk arises when group activities are exposed fundamentally to financial risk derived from changes in foreign exchange rates, interest rates and changes in the fair values of certain raw materials.

    To hedge such exposure, Abengoa uses currency forward contracts, options and interest rate swaps as well as future contracts for commodities. The Group does not generally use derivatives for speculative purposes.

    •
    Foreign exchange rate risk:the international activity of the Group generates exposure to foreign exchange rate risk. Foreign exchange rate risk arises when future commercial transactions and assets and liabilities recognized are not denominated in the functional currency of the group company that undertakes the transaction or records the asset or liability. The main exchange rate exposure for the Group relates to the US Dollar against the Euro.

      To control foreign exchange risk, the Group purchases forward exchange contracts. Such contracts are designated as fair-value or cash-flow hedges, as appropriate.

      In the event that the exchange rate of the US Dollar had risen by 10% against the Euro as of December 31, 2013, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a loss of €8,496 thousand (loss of €10,602 thousand in 2012 and loss of €1,206 thousand in 2011) mainly due to the US Dollar net liability position of the Group in companies with Euro functional currency and an increase of €1,192 thousand (decrease of €2,440 in 2012 and increase of €3,338 thousand in 2011) in other reserves as a result of the cash flow hedging effects on highly probable future transactions.

      Details of the financial hedging instruments and foreign currency payments as of December 31, 2013 and 2012 are included in Note 14 of these Notes to these Consolidated Financial Statements.

    •
    Interest rate risk: arises mainly from financial liabilities at variable interest rates.

ABENGOA

Consolidated financial statements

      Abengoa actively manages its risks exposure to variations in interest rates associated with its variable interest debt.

      In non-recourse financing (see Note 19), as a general rule, the Company enters into hedging arrangements for at least 80% of the amount and the timeframe of the relevant financing.

      In corporate financing (see Note 20), as general rule, 80% of the debt is covered throughout the term of the debt; in addition, in 2009, 2010 and 2013, Abengoa issued notes at a fixed interest rate.

      The main interest rate exposure for the Group relates to the variable interest rate with reference to the Euribor.

      To control the interest rate risk, the Group primarily uses interest rate swaps and interest rate options (caps and collars), which, in exchange for a fee, offer protection against an increase in interest rates.

      In the event that Euribor had risen by 25 basic points as of December 31, 2013, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a profit of €13,669 thousand (profit of €4,004 thousand in 2012 and profit of €15,923 thousand in 2011) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of € 48,050 thousand in other reserves (increase of €52,163 thousand in 2012 and increase of €44,077 thousand in 2011) mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars).

      A breakdown of the interest rate derivatives as of December 31, 2013 and 2012 is provided in Note 14 of these Notes to the Consolidated Financial Statements.

    •
    Risk of change in commodities prices: arises both through the sale of the Group's products and the purchase of commodities for production processes. The main risk of change in commodities prices for the Group is related to the price of grain, ethanol, sugar, gas, and aluminum (and zinc until the sale of the Company's shareholding in Befesa).

      In general, the Group uses futures and options listed on organized markets, as well as OTC (over-the-counter) contracts with financial institutions, to mitigate the risk of market price fluctuations.

      At December 31, 2013, if the price of grain had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (loss of €35,092 thousand in 2012 and null impact in 2011) and an increase in other reserves of € 4,567 thousand (decrease of €16,391 thousand in 2012 and decrease of €2,661 thousand in 2011) due to open derivative contracts primarily on grain purchases held by the Group.

      At December 31, 2013, if the price of ethanol had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (profit of €11,035 thousand in 2012 and null in 2011) and an increase in other reserves of €60,040 thousand (null in 2012 and increase of €969 thousand in 2011) due to open derivative contracts primarily on ethanol purchases held by the Group.

ABENGOA

Consolidated financial statements

      A breakdown of the commodity derivative instruments as of December 31, 2013 ad 2012 is included in Note 14 to these Consolidated Financial Statements.

      In addition, certain Bioenergy Business Group companies engage in purchase and sale transactions in the grain and ethanol markets, in accordance with a management policy for trading transactions.

      Management has approved and supplemented trading strategies to control the purchase and sale of forward and swap contracts, mainly for sugar, grain and ethanol, which are reported on a daily basis, following the internal procedures established in the Transactions Policy. As a risk-mitigation element, the company sets daily limits or 'stop losses' for each strategy, depending on the markets in which it operates, the financial instruments purchased and the risks defined in the transaction.

      These transactions are measured monthly at fair value through the Consolidated Income Statement. In 2013, Abengoa recorded a profit of €15 thousand (profit of €11,768 thousand in 2012 and loss of €4,593 thousand in 2011), corresponding to settled transactions in years 2013 and 2012. In 2011, a loss of €4,567 thousand is related to profit on settled transactions and a loss of €26 thousand to open derivative contracts valued at the year ended.

  b)
  Credit risk

    The main financial assets exposed to credit risk derived from the failure of the counterparty to meet its obligations are trade and other receivables, current financial investments and cash.

    a)
    Clients and other receivables (see Note 15).

    b)
    Current financial investments and cash (see Notes 13, 14, 15 and 17).

    •
    Clients and other receivables: Most receivables relate to clients operating in a range of industries and countries with contracts that require ongoing payments as the project advances; the service is rendered or upon delivery of the product. It is a common practice for the company to reserve the right to cancel the work in the event of a material breach, especially non-payment.

        In general, and to mitigate the credit risk, prior to any commercial contract or business agreement, the company generally holds a firm commitment from a leading financial institution to purchase the receivables through a non-recourse factoring arrangement. Under these agreements, the company pays the bank for assuming the credit risk and also pays interest for the discounted amounts. The company always assumes the responsibility that the receivables are valid.

        Abengoa derecognizes the factored receivables from the Consolidated Statement of Financial Position when all the conditions of IAS 39 for derecognition of assets are met. In other words, an analysis is made to determine whether all risks and rewards of the financial assets have been transferred, comparing the company's exposure, before and after the transfer, to the variability in the amounts and the calendar of net cash flows from the transferred asset. Once the company's exposure to this variability has been eliminated or substantially reduced, the financial asset is transferred.

        In general, Abengoa considers that the most significant risk related to Clients and other receivables is the risk of non-collection, since: a) trade receivables may

ABENGOA

Consolidated financial statements

        be quantitatively significant during the progress of work performed for a project or service rendered; b) it is not under the company's control. However, the risk of delays in payment typically relates to technical problems, i.e., associated with the technical risk of the service provided and, therefore, within the company's control.

        If the company concludes that the risk associated to the contract has been transferred to the financial institution, the receivable is derecognized in the Consolidated Statement of Financial Position at the time it is transferred, in accordance with IAS 39.20.

        An aging of trade receivables as of December 31, 2013 and 2012 is included in Note 15 'Clients and other receivable accounts'. The same note also discloses the credit quality of the clients as well as the movement on provisions for receivables for the years ended December 31, 2013 and 2012.

      •
      Financial investments: to control credit risk in financial investments, the Group has established corporate criteria which require that counterparties are always highly rated financial entities and government debt, as well as establishing investing limits with periodic review.

  c)
  Liquidity risk

    Abengoa's liquidity and financing policy is intended to ensure that the company keeps sufficient funds available to meet its financial obligations as they fall due. Abengoa uses two main sources of financing:

    •
    Non-recourse project financing, which is typically used to finance any significant investment (see Notes 2.5 and 19). The repayment profile of each project is established on the basis of the projected cash flow generation of the business, allowing for variability depending on whether the cash flows of the transaction or project can be forecast accurately. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk significantly.

    •
    Corporate Financing, used to finance the activities of the remaining companies which are not financed under the aforementioned financing model. This means of financing is managed through Abengoa, S.A., which pools cash held by the rest of the companies so as to be able to re-distribute funds in accordance with the needs of the Group (see Notes 2.18 and 20) and to ensure that the necessary resources are obtained from the bank and capital markets.

    To ensure there are sufficient funds available for debt repayment in relation to its cash-generating capacity, the Corporate Financial Department annually prepares and the Board of Directors reviews a Financial Plan that details all the financing needs and how such financing will be provided. We fund in advance disbursements for major cash requirements, such as capital expenditures, debt repayments and working capital requirements. In addition, as a general rule, we do not commit our own equity in projects until the associated long-term financing is obtained.

    During 2013, Abengoa covered its financing needs through the following financial transactions:

    •
    In 2012, the Company completed the refinancing of its syndicated loans as well as new financing transactions in subsidiaries which have the support of export credit agencies.

ABENGOA

Consolidated financial statements

    •
    During 2013 the Company successfully extended the maturity profile of its debt maturities through access to capital markets.

    •
    In January 2013 the Company issued € 400 million convertible notes due in 2019. In addition, in February 2013 the Company issued € 250 million ordinary notes due in 2018 (the 'February notes') and in October and November 2013, additional notes fungible with the February notes were issued for an amount of €50 and €250 million, respectively.

    •
    Furthermore, the Company completed a capital increase for a total amount of € 517.5 million in October 2013.

    •
    Finally, in November 2013 Abengoa issued USD 450 million ordinary notes due in 2020 (see Notes 18 and 20).

    Abengoa aims to maintain its strong liquidity position, extend the debt maturities of its existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify its funding sources. The Company aims to continue to raise equity funding at the project company level through partnerships.

    In accordance with the foregoing, the sources of financing are diversified, in an attempt to prevent concentrations that may affect our liquidity risk.

    An analysis of the Group's financial liabilities classified into relevant maturity groupings based on the remaining period is included in the following Notes to these Consolidated Financial Statements:

Current and non-current	Notes to the consolidated financial statements
Financial debt	Note 19 Non-recourse financing and Note 20 Corporate financing
Lease-back	Note 20 Corporate financing
Finance lease	Note 20 Corporate financing
Borrowings and other loans	Note 20 Corporate financing
Trade and other accounts payable	Note 25 Trade payables and other current liabilities
Derivatives and hedging instruments	Note 14 Financial derivatives instruments
Other liabilities	Note 21 Grants and other liabilities
  d)
  Capital risk

    The Group manages capital risk to ensure the continuity of the activities of its subsidiaries from an equity standpoint by maximizing the return for the shareholders and optimizing the structure of equity and debt in the respective companies or projects.

    Since the admission of its shares to trade on the stock market, the company has grown in the following ways:

    •
    cash flows generated by conventional businesses;

    •
    financing of new investments through non-recourse financing, which also generates business for conventional businesses;

    •
    corporate financing, either through banks or capital markets;

    •
    issuance of new shares of subsidiaries through organized markets;

ABENGOA

Consolidated financial statements

    •
    asset rotation or divestitures, such as divestiture of Befesa or the sale of mature concessional shares, the sale of a transmission line concession activity in Brazil and a water concession activity in China (for details see Note 6.2.b and 7.2);

    •
    capital increase carried out for €300 million in 2011 and for €517.5 million in 2013 (see Note 18.1).

    The leverage objective of the activities of the company is not measured based on the level of debt on its own resources, but on the nature of the activities:

    •
    for activities financed through Non-recourse Financing each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation;

    •
    for activities financed with Corporate Financing, the objective is to maintain reasonable leverage, defined as 2.5 times corporate Ebitda over Net Corporate Debt (excluding the Ebitda and the non-recourse financing) in 2013.

Note 5. — Financial information by segment

5.1.
Information by business segment

  As indicated in Note 1, Abengoa's activity is grouped under the following three activities which are in turn composed of seven operating segments (eight operating segments until the sale of shareholding in Befesa, see Note 7.1):

  •
  Engineering and construction; includes our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology.

    This activity comprises two operating segments:

    •
    Engineering and construction — Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

    •
    Technology and other — This segment includes those activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

  •
  Concession-type infrastructures; groups together the company's proprietary concession assets that generate revenues governed by long-term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.

    This activity currently comprises four operating segments:

    •
    Solar — Operation and maintenance of solar energy plants, mainly using thermo-solar technology.

ABENGOA

Consolidated financial statements

    •
    Transmission — Operation and maintenance of high-voltage transmission power line infrastructures.

    •
    Water — Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.

    •
    Cogeneration and other — Operation and maintenance of conventional cogeneration electricity plants.

  •
  Industrial production; covers Abengoa's businesses with a commodity component, such as biofuels (industrial waste recycling was part of this activity until the sale of shareholding in Befesa, see Note 7.1). The company holds an important leadership position in these activities in the geographical markets in which it operates.

    This activity is comprised of one operating segment:

    •
    Biofuels — Production and development of biofuels, mainly bioethanol for transport, which uses cereals, sugar cane and oil seeds (soya, rape and palm) as raw materials.

  Abengoa's Chief Operating Decision Maker ('CODM') assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most of the related assets are held at project companies which are financed through non-recourse project finance. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

  The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the non-recourse financing for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

ABENGOA

Consolidated financial statements

  a)
  The following table shows the Segment Revenues and EBITDA for the years 2013, 2012 and 2011:

	Revenue			Ebitda
Item	2013	2012	2011	2013	2012	2011
Engineering and construction
Engineering and construction	4,472,759	3,477,832	3,710,580	593,335	475,544	511,249
Technology and other	335,689	302,786	313,310	213,151	148,358	195,997

Total	4,808,448	3,780,618	4,023,890	806,486	623,902	707,246

Concession-type infraestructure
Solar	320,999	281,566	131,526	200,261	203,357	92,916
Transmission lines	66,621	37,626	237,618	42,627	15,726	193,218
Water	40,194	20,679	21,041	28,135	11,625	10,327
Cogeneration and other	91,097	53,243	50,111	46,711	2,896	7,196

Total	518,911	393,114	440,296	317,734	233,604	303,657

Industrial production
Biofuels	2,029,111	2,138,220	2,224,970	240,907	91,103	152,140

Total	2,029,111	2,138,220	2,224,970	240,907	91,103	152,140

Total	7,356,470	6,311,952	6,689,156	1,365,127	948,609	1,163,043

  The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

Line	2013	2012	2011
Total segment EBITDA	1,365,127	948,609	1,163,043
Amortization and depreciation	(571,161)	(422,013)	(230,555)
Financial expenses net	(721,815)	(654,593)	(666,870)
Share in profits/(losses) of associates	(5,165)	17,561	3,975
Income tax expense	43,933	171,913	(3,188)
Profit (loss) from discontinued operations, net of tax	(595)	32,543	129,077
Profit attributable to non-controlling interests	(8,879)	(38,650)	(21,337)
Profit attributable to the parent company	101,445	55,370	374,145

ABENGOA

Consolidated financial statements

  b)
  The long-term assets and liabilities by Segment at the end of 2013 and 2012 are as follows:

	Engineering and construction		Concession-type infrastructure				Industrial production
Item	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.13
Assets allocated
Intangible assets	114,066	264,398	496	—	5,078	2,451	455,622	842,111
Property plant and equipment	151,414	78,784	31,756	—	—	10,941	1,000,694	1,273,589
Fixed assets in projects	—	2,757	4,704,728	2,749,837	447,531	1,011,429	997,991	9,914,273
Current financial investments	481,920	92,479	106,508	101,745	9,923	55,915	77,339	925,829
Cash and cash equivalents	1,512,765	24,653	258,519	109,566	35,369	143,557	867,254	2,951,683

Subtotal allocated	2,260,165	463,071	5,102,007	2,961,148	497,901	1,224,293	3,398,900	15,907,485

Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—	—	—	1,596,912
Deferred tax assets	—	—	—	—	—	—	—	1,281,092
Other current assets	—	—	—	—	—	—	—	2,200,953
Assets held for sale	—	—	—	—	—	—	—	166,403
Subtotal unallocated	—	—	—	—	—	—	—	5,245,360

Total Assets	—	—	—	—	—	—	—	21,152,845

	Engineering and construction		Concession-type infrastructure				Industrial production
Item	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.13
Liabilities allocated
L-T and S-T corpor. financing	919,808	668,692	1,137,763	112,812	—	2,536	2,648,987	5,490,598
L-T and S-T non rec. financing	—	160,463	3,028,960	1,616,216	218,302	829,657	467,352	6,320,950
L-T and S-T lease liabilities	19,055	192	—	—	—	—	20,791	40,038

Subtotal allocated	938,863	829,347	4,166,723	1,729,028	218,302	832,193	3,137,130	11,851,586

Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	—	123,773
L-T grants and other liabilities	—	—	—	—	—	—	—	646,188
Provisions and contingencies	—	—	—	—	—	—	—	87,550
L-T derivative financial instruments	—	—	—	—	—	—	—	266,802
Deferred tax liabilities	—	—	—	—	—	—	—	327,304
L-T personnel liabilities	—	—	—	—	—	—	—	29,789
Other current liabilities	—	—	—	—	—	—	—	5,805,581
Liabilities held for sale	—	—	—	—	—	—	—	121,269

Subtotal unallocated	—	—	—	—	—	—	—	7,408,256

Total liabilities	—	—	—	—	—	—	—	19,259,842

Equity unallocated	—	—	—	—	—	—	—	1,893,003

Total liabilities and equity unallocated	—	—	—	—	—	—	—	9,301,259

Total liabilities and equity	—	—	—	—	—	—	—	21,152,845

ABENGOA

Consolidated financial statements

	Engineering and construction		Concession-type infrastructure				Industrial production
Item	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Recycling(*)	Balance as of 12.31.12
Assets allocated
Intangible assets	119,837	174,692	183,261	—	5,078	3,121	502,892	567,864	1,556,745
Property plant and equipment	132,099	99,908	33,778	—	—	6,351	1,038,901	120,562	1,431,599
Fixed assets in projects	—	896	2,842,225	2,428,745	363,250	737,285	1,116,057	297,547	7,786,005
Current financial investments	275,599	191,184	208,618	119,122	—	12	59,851	45,633	900,019
Cash and cash equivalents	945,717	87,355	177,399	442,090	23,701	9,188	651,138	76,596	2,413,184

Subtotal allocated	1,473,252	554,035	3,445,281	2,989,957	392,029	755,957	3,368,839	1,108,202	14,087,552

Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—	—	—	—	1,399,923
Deferred tax assets	—	—	—	—	—	—	—	—	1,148,324
Other current assets	—	—	—	—	—	—	—	—	2,698,132

Subtotal unallocated	—	—	—	—	—	—	—	—	5,246,379

Total Assets	—	—	—	—	—	—	—	—	19,333,931

	Engineering and construction		Concession-type infrastructure				Industrial production
Item	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Recycling(*)	Balance as of 12.31.12
Liabilities allocated
L-T and S-T corpor. financing	817,704	665,805	961,613	95,732	—	—	2,100,213	75,797	4,716,864
L-T and S-T non rec. financing	—	76,228	2,129,077	1,267,412	267,181	588,388	559,569	368,917	5,256,772
L-T and S-T lease liabilities	18,301	12	—	—	—	—	16,225	5,396	39,934

Subtotal allocated	836,005	742,045	3,090,690	1,363,144	267,181	588,388	2,676,007	450,110	10,013,570

Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	—	—	190,030
L-T grants and other liabilities	—	—	—	—	—	—	—	—	194,420
Provisions and contingencies	—	—	—	—	—	—	—	—	131,784
L-T derivative financial instruments	—	—	—	—	—	—	—	—	407,551
Deferred tax liabilities	—	—	—	—	—	—	—	—	276,550
L-T personnel liabilities	—	—	—	—	—	—	—	—	70,599
Other current liabilities	—	—	—	—	—	—	—	—	6,189,064

Subtotal unallocated	—	—	—	—	—	—	—	—	7,459,998

Total liabilities	—	—	—	—	—	—	—	—	17,473,568

Equity unallocated	—	—	—	—	—	—	—	—	1,860,363

Total liabilities and equity unallocated	—	—	—	—	—	—	—	—	9,320,361

Total liabilities and equity	—	—	—	—	—	—	—	—	19,333,931

        (*)
        Operating segment existing until the sale of shareholding in Befesa (see Note 7)

    The criteria used to obtain the assets and liabilities per segment, are described as follows:

    •
    With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by segments (see

ABENGOA

Consolidated financial statements

      Note 20), since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group.

  c)
  Net Debt by segment as of December 31, 2013 and 2012 is as follows:

	Engineering and construction		Concession-type infrastructure				Industrial production
Item	Eng. and const.	Techn. and other	Solar	Trans.	Water	Cog. and other	Biofuels	Recycling(*)	Balance as of 12.31.13
Bank debt and current/non-curr. bond	919,808	668,692	1,137,763	112,812	—	2,536	2,648,987	—	5,490,598
L-T and S-T non rec. financing	—	160,463	3,028,960	1,616,216	218,302	829,657	467,352	—	6,320,950
Obligat. under curr./non-curr. financial lease	19,055	192	—	—	—	—	20,791	—	40,038
Current financial investments	(481,920)	(92,479)	(106,508)	(101,745)	(9,923)	(55,915)	(77,339)	—	(925,829)
Cash and cash equivalents	(1,512,765)	(24,653)	(258,519)	(109,566)	(35,369)	(143,558)	(867,254)	—	(2,951,684)

Total net debt (cash)	(1,055,822)	712,215	3,801,696	1,517,717	173,010	632,720	2,192,537	—	7,974,073

	Engineering and construction
			Concession-type infrastructure				Industrial production
		Techn. and other							Balance as of 12.31.12
Item	Eng. and const.		Solar	Trans.	Water	Cog. and other	Biofuels	Recycling(*)
Bank debt and current/non-curr. bond	817,704	665,805	961,613	95,732	—	—	2,100,213	75,797	4,716,864
L-T and S-T non rec. financing	—	76,228	2,129,077	1,267,412	267,181	588,388	559,569	368,917	5,256,772
Obligat. under curr./non-curr. financial lease	18,301	12	—	—	—	—	16,225	5,396	39,934
Current financial investments	(275,599)	(191,184)	(208,618)	(119,122)	—	(12)	(59,851)	(45,633)	(900,019)
Cash and cash equivalents	(945,717)	(87,355)	(177,399)	(442,090)	(23,701)	(9,188)	(651,138)	(76,596)	(2,413,184)

Total net debt (cash)	(385,311)	463,506	2,704,673	801,932	243,480	579,188	1,965,018	327,881	6,700,367

        (*)
        Operating segment existing until the sale of shareholding in Befesa (see Note 7).

    In order to obtain Net Debt, by segment:

    1.
    With the only objective of presenting liabilities by segment, Corporate Financing signed by Abengoa, S.A. and Abengoa Finance, S.A.U. has been allocated by operating segment (see Note 20), since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group.

    2.
    Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

ABENGOA

Consolidated financial statements

  d)
  The Capex by segments for the years ended December 31, 2013 and 2012 is as follows:

Item	2013	2012
Engineering and construction
Engineering and construction	64,679	43,027
Technology and other	67,155	68,226

Total	131,834	111,253

Concession-type infraestructure
Solar	389,173	848,250
Transmission lines	727,198	863,422
Water	242,086	53,361
Cogeneration and other	336,696	185,993

Total	1,695,153	1,951,026

Industrial production
Biofuels	57,395	152,174

Total	57,395	152,174

Total	1,884,382	2,214,453

  e)
  The distribution of depreciation, amortization and impairment charges by segments for the years 2013, 2012 and 2011 is as follows:

Item	2013	2012	2011
Engineering and construction
Engineering and construction	119,785	55,022	18,049
Technology and other	90,965	88,338	(13,506)

Total	210,750	143,360	4,543

Concession-type infraestructure
Solar	116,289	84,255	46,596
Transmission lines	32,279	16,338	43,901
Water	8,746	4,017	5,830
Cogeneration and other	30,561	4,531	2,919

Total	187,875	109,141	99,246

Industrial production
Biofuels	172,536	169,512	126,766

Total	172,536	169,512	126,766

Total	571,161	422,013	230,555

ABENGOA

Consolidated financial statements

5.2.
Information by geographic areas

a)
The revenue distribution by geographical region for the years 2013, 2012 and 2011 is as follows:

Geographical region	2013	%	2012	%	2011	%
— USA	2,045,278	27.8	2,078,518	32.9	1,345,982	20.1
— Latin America (except Brazil)	1,392,187	18.9	1,026,211	16.3	756,922	11.3
— Brazil	726,019	9.9	986,563	15.6	1,471,670	22.0
— Europe (except Spain)	863,329	11.7	877,758	13.9	727,744	10.9
— Other regions	1,166,510	15.9	404,599	6.4	441,056	6.6
— Spain	1,163,147	15.8	938,303	14.9	1,945,782	29.1

Consolidated Total	7,356,470	100	6,311,952	100	6,689,156	100

Outside Spain amount	6,193,323	84.2	5,373,649	85.1	4,743,374	70.9

Spain amount	1,163,147	15.8	938,303	14.9	1,945,782	29.1

  b)
  The net book value of Intangible assets and Property, plant and equipment by geographical region as of December 31, 2013 and 2012 is as follows:

Geographic region	Balance as of 12.31.13	Balance as of 12.31.12
Domestic market	831,529	1,336,953

— USA	304,233	301,533
— European Union	520,541	796,863
— Latin America	437,576	542,189
— Other regions	21,821	10,806

Foreign market	1,284,171	1,651,391

Total	2,115,700	2,988,344

  c)
  The net book value of Fixed assets in projects by geographic region as of December 31, 2013 and 2012 is as follows:

Geographic region	Balance as of 12.31.13	Balance as of 12.31.12
Domestic market	2,987,456	2,934,808

— USA	1,812,121	368,552
— European Union	153,442	269,394
— Latin America	4,417,095	3,540,089
— Other regions	544,159	673,162

Foreign market	6,926,817	4,851,197

Total	9,914,273	7,786,005

ABENGOA

Consolidated financial statements

Note 6. — Changes in the composition of the group

6.1.
Changes in the consolidation group

a)
In 2013 a total of 56 subsidiaries (79 in 2012 and 26 in 2011), 2 associates (5 in 2012 and 1 in 2011) and 3 joint ventures (9 in 2012 and 3 in 2011), were included in the consolidation group, which are identified in Appendices I, II, III, XII, XIII, XIV, XVII, XVIII and XIX of these Consolidated Financial Statements.

    These changes did not have a significant impact on the overall consolidated amounts in 2013, 2012 and 2011.

    As described in Note 2.1.1 the Group has applied IFRS 10, 11, 12 and amendments to IAS 27 and 28 in 2013 (December 31, 2012 and January 1, 2012), recasting the information presented in 2012 according to the transition guidance of this standard. As a result 5 companies previously considered as subsidiaries and 33 companies previously considered as joint ventures are treated as associates recorded under the equity method in 2012. The effect of the de-consolidation of the affected companies and their integration according to the equity method on the consolidated statements of financial position as of December 31, 2012 and January 1, 2012 and on the consolidated income statement for the year 2012 is shown in Note 2.1.1.

    In addition, during 2013, 22 Temporary joint operations (UTE), (14 in 2012 and 39 in 2011) 3 of them with partners which do not being to the Group, have commenced their activity or have started to undertake a significant level of activity and were included in the consolidation group.

    On the other hand, the amounts set out below represent the Group's proportional interest in the assets, liabilities, revenues and profits of the UTE with partners non Group shareholding, which have been included in the Consolidated Financial Statements in 2013 and 2012 (and revenues and profits of the UTE with partners non Group shareholding, which have been included in the Consolidated Financial Statements in 2011):

	2013	2012
Non-current assets	7,498	16,366
Current assets	152,974	131,977
Non-current liabilities	5,534	25,219
Current liabilities	152,871	123,124

	2013	2012	2011
Revenue	58,112	66,419	204,503
Expenses	(61,032)	(76,795)	(203,119)
Profit/(loss) after taxes	(2,920)	(10,376)	1,384
  b)
  In 2013 a total of 88 subsidiaries were no longer included in the consolidation group (46 in 2012 and 84 in 2011), 4 associates (5 in 2012 and 2 in 2011) and 9 joint ventures (7 in 2012 and 3 in 2011), which are identified in Appendix IV, V and VI and which did not have any material impact in the Consolidated Income Statement, except for disposals mentioned in Note 6.2b).

    During 2013, 17 UTE, (33 in 2012 and 147 in 2011), which do not belong to the Group, were excluded from the consolidated group because they had ceased their activities or had become

ABENGOA

Consolidated financial statements

    insignificant in relation to overall group activity levels. The proportional consolidated revenues of these UTE in 2013 were € 53 thousand (€271 thousand in 2012 and €26,294 thousand in 2011).

  c)
  On October 13, 2013, Arizona Solar One, LLC which was recorded under the equity method during its construction phase entered into operation and started to be fully consolidated after we gained control over the entity (see Note 6.3).

    During 2012, Rioglass group, which was consolidated proportionally until December 31, 2011, started to be fully consolidated due to the business combination conducted in this period (see Note 6.3).

    During 2011, no companies changed the method of consolidation due to a change in its shares with the exception of the Brazilian transmission line companies which were consolidated globally until November 30, 2011 and proportionally after the sale of this first portion and until the sale of the second portion on March 16, 2012 (see Note 6.2b).

  6.2.
  Main acquisitions and disposals

  a)
  Acquisitions

  •
  There were no significant acquisitions during the year 2013 and 2012.

  •
  On March 17, 2011, the Board of Directors of Proyectos de Inversiones Medioambientales, S.L. (the bidding company), a subsidiary of Abengoa, S.A., agreed to formulate a public tender offer to acquire the shares in Befesa Medio Ambiente, S.A. (Befesa), in order to delist Befesa's shares from the Spanish official secondary markets on which it was listed, in accordance with Article 34.5 and subsequent articles of the Securities Market Act and Article 10 and subsequent articles of Royal Decree 1066/2007 and other applicable legislation.

      On April 25, 2011, the General Shareholders' Meeting of Befesa approved the resolution to delist the shares representing the share capital of the Affected Company from stock markets and the subsequent public tender offer for the shares. The offer was to acquire 710,502 Befesa shares, which represent 2.62% of its share capital at 23.78 Euros per share.

      On August 24, 2011 the Governing Body of the Bilbao Stock Exchange reported the delisting of the shares of Befesa Medioambiente, S.A. from trading, effective August 25, 2011, upon the forced sale of shares by Proyectos de Inversiones Medioambientales, S.L. As of the date of issuance of these financial statements Befesa's shares have been delisted from trading due to the successful tender offer process.

    •
    On November 2, 2011, Abengoa reached an agreement with Qualitas Venture Capital (QVC) to acquire its 38% stake in the aluminum recycling business for €34 million, which resulted in a final 98.25% ownership by Abengoa in the aluminum recycling company on November 24, 2011, date on which approval was obtained from the competent authorities. In 2007 Abengoa and QVC integrated their respective aluminum waste recycling activities in the Abengoa division responsible for this business. The transaction gave Abengoa a 60.25% stake in the company.

ABENGOA

Consolidated financial statements

  b)
  Disposals

  •
  On May 2, 2013 the Company signed an agreement with Corning Incorporated to sell its Brazilian subsidiary, Bargoa S.A., a company which manufactures telecommunications components. The transaction price was set at 80 million US dollars. This sale brought Abengoa a cash inflow of 50 million US dollars and generated an after-tax profit of €29 million.

  •
  On June 13, 2013 Abengoa signed a strategic agreement with the European private equity fund, Triton Partners (Triton), to sell 100% of Befesa Medio Ambiente, S.L.U. Note 7 on Discontinued operations and Non-current assets held for sale gives further details on this transaction.

  •
  On March 16, 2012, the Company reached an agreement with Compañía Energética Minas Gerais (CEMIG) to sell the 50% stake that Abengoa, S.A. still owned in four transmission line concessions in Brazil (STE, ATE, ATE II and ATE III). On July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from this sale has amounted to €4 million and is recorded in 'Other operating income' in the Consolidated Income Statements.

  •
  On September 5, 2011, Abengoa, S.A. closed an agreement with Schneider Electric, S.A. for the sale of 40% of its shares in Telvent GIT, S.A. The sale of said shares brought in cash proceeds of €391 million and a net profit from discontinued operations, including gain, of €91 million, reflected in the section 'Profit (loss) from discontinued operations, net of tax' of the Consolidated Income Statement. For more information on the sale of the shares of Telvent GIT, S.A. (see Note 7.3).

  •
  In addition, on November 30, 2011, Abengoa, S.A. closed an agreement with Compañía Energética Minas Gerais (CEMIG) through Transmissora Aliança de Energía Eléctrica, S.A. (TAESA) for the sale of 50% shares in the companies STE, ATE, ATE II and ATE III, and 100% in NTE. The sale of said shares generated cash proceeds of €479 million and a gain of €45 million reflected in the section 'Other operating income' in the Consolidated Income Statement (€43 million after tax). Of the €45 million gain, €10.6 million is attributable to recognizing the investment retained at fair value at the date when control is lost, according to IAS 27, and the remaining €34.4 million correspond to the profit obtained in the sale.

6.3.
Business combinations

  On October 13, 2013, Arizona Solar One, LLC, the Company that holds the assets in Solana thermo-solar plant in the United States, which was recorded under the equity method during its construction period, entered into operation and started to be fully consolidated once control over this company was gained.

  As it is indicated in note 2.1.1.b), the Company reassesses whether or not it controls an investee when facts and circumstances indicate that there are changes to the elements that determine control (power over the investee, exposition to variable returns of the investee and ability to use its power to affect its returns). The Company concluded that during the construction phase of Solana plant all the relevant decisions were subject to the control and approval of the third party. As a result, the Company did not have control over these assets during the construction period. IFRS 10 (B80) establishes that control requires a continuous assessment and that the Company shall reassess if it controls on investee if facts and circumstances indicate that there are changes to the elements of control. Once the project

ABENGOA

Consolidated financial statements

  entered into operation, the decision making process changed, the investee was controlled and it started to be fully consolidated.

  This business combination has been recorded in accordance with IFRS 3 'Business combinations'. Since during the construction period the assets were included under the scope of IFRIC 12, the book value of assets and liabilities consolidated is the same as its fair value.

  The amount of assets and liabilities consolidated is shown in the following table:

As of October 13, 2013
Non-current assets	1,522,152
Current assets	7,774
Non-current and current liabilities	(1,117,349)
Equity	(412,577)

Total	—

  In 2012 the Group carried out the business combination of Rioglass Group. Rioglass Group was incorporated in 2006 as a joint venture between Abengoa and its former shareholders. The group manufactures and sells parabolic trough mirrors for thermo-solar plants.

  Since the incorporation of Rioglass Group, thermo-solar energy has experienced a very high development worldwide, mainly in Spain and the United States. Recently, we can appreciate a significant international expansion in other geographies, with plants in construction in the Middle East, Africa and India and with ambitious plans to develop new thermo-solar plants in several countries such as South Africa, Australia, China, India, Saudi Arabia and Chile.

  On January 16, 2012, Abengoa Solar, S.A. closed an agreement with Rioglass Laminar, S.L. to acquire an additional share of Rioglass Holding, S.A. With this acquisition and once the conditions for the closing were fulfilled, Abengoa Solar, S.A. became the majority shareholder of Rioglass Holding, S.L. and obtained control of the management of the group, a business which is key in its strategy of international expansion. As a result, Rioglass group, which was integrated proportionally, started to be fully consolidated.

  Since the business combination was achieved in stages, according to IFRS 3, the Company has remeasured its previously held equity interest in the acquiree at its acquisition-date fair value, which has consisted basically in the value of committed sales from Rioglass Group for the use of technology and mirrors, linked to relations and contracts existing with clients in the construction of thermo-solar plants in Spain, the United States, South Africa, Mexico and India. This valuation has represented a gain of € 85,247 thousand.

  The difference between the fair value of the stake acquired in Rioglass group and the fair value of the identifiable assets and liabilities acquired, amounting to € 38,919 thousand, was recorded as Goodwill.

ABENGOA

Consolidated financial statements

  Additionally, according to IFRS 3, the purchase price allocation, was as follows:

	Book value	Fair value
Non-current assets	66,141	187,157
Current assets	64,856	73,564
Non-current and current liabilities	(73,082)	(110,148)
Book value of share capital of acquired net assets	28,958	—

Fair value of acquired net assets	—	150,573

Stake in fair value of acquired net assets (I)	—	75,287

Fair value of the stake acquired (II)	—	114,206

Goodwill (Difference II—I)	—	38,919

  In 2011 no significant business combinations were carried out by the Group.

Note 7. — Discontinued operations and Non-current assets held for sale

7.1.
Sale of shares in Befesa Medio Ambiente, S.L.U.

  On June 13, 2013 the Company reached an exclusive agreement with certain investment funds managed by Triton Partners to wholly transfer Abengoa's shareholding in Befesa Medio Ambiente, S.L.U. The agreed sale price was €1,075 million (considering the net debt adjustments, total consideration to Abengoa amounts to €620 million).

  The sale of this shareholding involved a cash deposit of €331 million. The balance of the agreed payment, to complete the aforementioned figure of €620 million, consists of:

  –
  A deferred payment of €17 million (€15 million held as a deposit until ongoing litigations are resolved and two million Euros in long-term receivables from a client of Befesa Medioambiente).

  –
  A credit note of €48 million to mature in five years, accruing annual interest of 2% in the first year, 4% in the second, 6% in the third, 8% in the fourth and 12% in the fifth year, and payable at the expiration of each period.

  –
  A deferred payment of €225 million through a convertible loan with 15 years maturity and subject to two extension options of five years each at the discretion of the venture capital fund. The loan's principal shall be settled with a single repayment at maturity and accrues interest at the 6-month Euribor, plus a 6% spread, with an option for the fund to capitalize or pay interest at the end of each accrual period. Certain triggering events, which include Befesa's insolvency, a maximum net debt/EBITDA ratio of 8.0 throughout the life of the convertible loan, and failure to meet certain financial objectives in the last three years of the 15-year loan (minimum expected operating cash flow, minimum cash coverage ratio of 1.3) would result in the automatic conversion of the loan into 14.06% of Befesa's shares. Furthermore, under certain scenarios of sale of Befesa by the fund, and conversion of the convertible loan into the 14.06% of Befesa's shares, the fund can require that Abengoa sells its 14.06% ownership together with the sale of the fund's ownership and under the same conditions applicable to the fund. In any case, if Abengoa does not receive such requirement from the fund, Abengoa can sell its 14.06% ownership coming from the conversion together with the remaining ownership sold by the fund and in this case the sale will be valid only if the acquirer also bought the 14.06%.

ABENGOA

Consolidated financial statements

    The convertible loan is a hybrid instrument including a loan receivable and multiple embedded derivatives. According to IAS 39, derivatives which are not closely related with the host contract (the loan receivable) should be accounted for separately. In our case, the value of all the options which are not closely related with the host contract is mainly based in the performance of Befesa and in consequence they are considered as a single derivative instrument.

    In accordance with the provisions of IAS 39, the hybrid financial instrument has been initially valued at fair value, amounting to €170 million, as the sum of the loan receivable and the derivatives as a whole. The fair value of the loan has been determined taking into account capitalization of accrued interest and a discount rate equal to the Spanish bond with a similar maturity plus a market spread of approximately 4.5%. The embedded derivative has been initially valued close to zero, because the occurrence of any of the events that would trigger the conversion is highly unlikely. In subsequent periods, the loan receivable is valued at amortized cost and the derivatives are valued at fair value, with changes in profit and loss. The probability of occurrence of conversion events will be periodically monitored to calculate the embedded derivatives fair value. As of December 31, 2013, the fair value of the embedded derivative has remained close to zero (see Note 12).

    The convertible loan is included in "Other Receivable Accounts" in non-current assets and the derivative is included in non-current 'Derivative liabilities' in the Consolidated Statements of Financial Position.

  The sale transaction generated a gain of €0.4 million in the 'Results for the year from discontinued operations, net of taxes' in the Consolidated Income Statement for the year, 2013.

  Taking into account the significance that the activities carried out by Befesa have for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

  In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading in Abengoa's Consolidated Financial Statements for the year ended December 31, 2013. Likewise, the Consolidated Income Statement for the years 2012 and 2011, which are included for comparison purposes in Abengoa's Consolidated Financial Statements for the year ended December 31, 2013 also include the results generated by Befesa under a single heading, for the activities which are now considered discontinued.

ABENGOA

Consolidated financial statements

  Below is the breakdown of the Consolidated Interim Income Statements related to Befesa up to the date of sale (January 13, 2013) and for the years 2012 and 2011:

	2013	2012	2011
Revenue	317,517	605,597	594,327
Other operating income	4,670	15,373	19,546
Operating expenses	(317,132)	(536,565)	(528,177)
I. Operating profit	5,055	84,405	85,696
II. Financial expense, net	(18,623)	(46,624)	(28,157)
III. Share of profit/(loss) of associates carried under the equity method	138	4,931	254
IV. Profit before income tax	(13,430)	42,712	57,793
V. Income tax benefit	12,454	(10,169)	(20,179)
VI. Profit for the period from continuing operations	(976)	32,543	37,614
VII. Profit attributable to non-controlling interests	—	(1,345)	(2,769)

VIII. Profit for the period attributable to the Parent Company	(976)	31,198	34,845

  Additionally, below is the composition of the heading 'Profit (loss) from discontinued operations, net of tax' included in the Consolidated Interim Income Statements for year 2013:

2013
Gain on the sale of Befesa	381
% result of Befesa integration	(976)

Profit from discontinued operations, net of tax	(595)

  The credit note and the convertible loan are recorded in Non-current financial investments (see Note 15.10).

7.2.
Assets held for sale — shares in BCTA Qingdao, S.L.

  As of December 31, 2013, the Company has started a process of negotiations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd., ('Qingdao') a desalination plant in China. Given that as of that date the subsidiary was available for inmediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position as of December 31, 2013. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

ABENGOA

Consolidated financial statements

  As of December 31, 2013, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

Balance as of 12.31.13
Assets
Fixed assets in projects (project finance)	138,067
Financial investments	16
Deferred tax assets	432
Current assets	27,888

Total assets	166,403

Equity and liabilities
Long-term non-recourse project financing	95,460
Current liabilities	25,809

Total equity and liabilities	121,269

7.3.
Sales of shares in Telvent GIT, S.A.

  On June 1, 2011, our 40% owned subsidiary, Telvent GIT, S.A., entered into an acquisition agreement with Schneider Electric S.A., ('SE'), under which SE launched a tender offer to acquire all Telvent shares. Concurrently with the signing of the acquisition agreement between SE and Telvent, Abengoa entered into an irrevocable undertaking agreement with SE under which we agreed to tender our 40% shareholding in Telvent into the tender.

  SE launched the tender offer to acquire all Telvent shares at a price of $40 per share in cash, which represented a company value of €1,360 million, and a premium of 36% to Telvent's average share price over the previous 90 days prior to the announcement of the offer.

  The transaction was closed in September 2011, following completion of the usual closing conditions and once all of the regulatory authorizations had been obtained. The sale generated cash proceeds of €391 million and a total gain from discontinued operations of €91 million for Abengoa, reflected under the heading of 'Profit (loss) from discontinued operations, net of tax' in the income statement for the twelve months ending in December 2011.

  Taking into account the significance of the activities carried out by Telvent GIT, S.A. to Abengoa, the sale of this shareholding was considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non Current Assets Held for Sale and Discontinued Operations, and therefore included under a single heading in the consolidated income statement for the twelve month period ending December 31, 2011.

ABENGOA

Consolidated financial statements

  Below is the Income Statement of Telvent GIT up to the date of sale and a detail of the heading 'Profit/(loss) for the year from discontinued operations' of the Consolidated Income Statement for the year 2011:

2011
Revenue	435,622
Operating profit	14,506
Profit before income tax	(21,305)
Income tax benefit (benefit)	3,446
Profit/(loss) for the period from continuing operations	(17,859)
Profit/(loss) attributable to non-controlling interests	72

Profit/(loss) for the period attributable to the Parent Company	(17,931)

2011
Gain on the sale of Telvent	98,636
% result of Telvent integration	(7,173)

Profit from discontinued operations, net of tax	91,463

Note 8. — Intangible assets

8.1.
The following table sets out the movement of intangible assets in 2013:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2012	1,115,275	223,751	392,450	1,731,476
Additions	—	100,888	386,775	487,663
Disposals and decreases	—	(4,691)	—	(4,691)
Translation differences	(77,681)	(1,640)	(1,859)	(81,180)
Change in consolidation	(561,535)	(6,864)	(5,828)	(574,227)
Reclassifications	—	—	(498,253)	(498,253)

Total cost as of December 31, 2013	476,059	311,444	273,285	1,060,788

Accumulated amortization	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2012	—	(116,823)	(57,908)	(174,731)
Additions	—	(31,510)	(20,463)	(51,973)
Translation differences	—	604	519	1,123
Change in consolidation	—	1,078	5,826	6,904
Total amort. as of December 31, 2013	—	(146,651)	(72,026)	(218,677)

Net balance at December 31, 2013	476,059	164,793	201,259	842,111

  The decrease in goodwill is mainly due to the exclusion of Befesa from the consolidation scope (see Note 7) and due to the negative effect of the depreciation of the Brazilian real with respect to the Euro.

  The cost of intangible assets has increased principally due to the investment effort in research and development projects (see Note 8.4) offset by the reclassification of the fixed assets related to the

ABENGOA

Consolidated financial statements

  Solaben 1 and 6 thermosolar plants as Fixed assets in projects, once the non-recourse financing for these projects has been obtained (see Note 10.1).

  During 2013 no significant losses from impairment of intangible assets were recorded.

8.2.
The following table sets out the movement of intangible assets in 2012:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2011	1,118,186	151,741	127,307	1,397,234
Additions	2,821	72,350	182,054	257,225
Disposals and decreases	(4,182)	—	(863)	(5,045)
Translation differences	(37,199)	(619)	(454)	(38,272)
Change in consolidation	35,649	279	84,406	120,334

Total cost as of December 31, 2012	1,115,275	223,751	392,450	1,731,476

Accumulated amortization	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2011	—	(83,552)	(23,155)	(106,707)
Additions	—	(33,491)	(34,975)	(68,466)
Translation differences	—	220	222	442

Total amort. as of December 31, 2012	—	(116,823)	(57,908)	(174,731)

Net balance at December 31, 2012	1,115,275	106,928	334,542	1,556,745

  Goodwill remained stable: the increase arising from the business combination of the Rioglass group, by €38,919 thousand, was offset by the negative effect of translation differences, arising mainly from the depreciation of the Brazilian real with respect to the Euro. Additionally, the business combination of Rioglass caused that intangible assets identified in the purchase price allocation were recorded at fair value and fully consolidated, in accordance with IFRS 3, which explained the increase in the rest of the intangible assets (see Note 6.3), together with the progress in the construction of several thermo-solar plants in Spain (€172 million) and investment effort in research and development projects (see Note 8.4).

  During 2012 no significant losses for impairment of intangible assets were recorded.

8.3.
Total amortization expense of intangible assets for the year 2011 was €29,974 thousand.

8.4.
Development assets

  During 2013, Abengoa made significant Research, Development and Innovation (R&D&i) investment efforts, investing a total of €426,358 thousand (€91,260 thousand in 2012 and €90,630 thousand in 2011) through the development of new technologies in different areas of business (solar technology, biotechnology, desalination, water treatment and reuse, hydrogen, energy storage and new renewable energies).

ABENGOA

Consolidated financial statements

  The following table summarizes the total investments made in R&D&i in 2013 and 2012:

	Assets as of 12.31.12	Investment during the fiscal year	Other movements	Assets as of 12.31.13
Development assets (Note 8.1)	223,751	100,888	(13,195)	311,444
Development assets in projects (Note 10.1)	73,424	—	(2,220)	71,204
Development assets in investments in associates (Note 11.2)	155,301	318,938	—	474,239
Technological development research 2013	—	6,532	(6,532)	—

Total in the 2013 fiscal year	452,476	426,358	(21,947)	856,887

	Assets as of 12.31.11	Investment during the fiscal year	Other movements	Assets as of 12.31.12
Development assets (Note 8.2)	151,741	72,350	(340)	223,751
Development assets in projects (Note 10.1)	64,045	12,304	(2,925)	73,424
Development assets in investments in associates (Note 11.2)	30,827	—	124,474	155,301
Technological development research 2012	—	6,404	(6,404)	—

Total in the 2012 fiscal year	246,613	91,058	114,805	452,476

Change in consolidation (Befesa Medio Ambiente, S.L.U.)	—	202	—	—

Total adjusted in the 2012 fiscal year	—	91,260	—	—

  Last year, 2013, demonstrated Abengoa's strategic commitment to technology as a vector for growth and a source of competitive advantage in its energy and environment sectors. In order to strengthen its R&D model, Abengoa Research (AR), the company that heads Abengoa's technological development, has been structured into five scientific-technological areas aligned with the businesses in which the company applies its technology, consisting of biotechnology, bioenergy, waste; processes, water and hydrogen; and electrical systems and power electronics. Through these areas, Abengoa develops and strengthens the company's existing and future technologies.

  The main development assets come from technologies that enable progress to be made in Abengoa's strategic R&D areas; technologies for high-performance thermo-electric solar plants, bio-refineries, treating municipal solid waste for energy production, and water treatment plants.

  To increase its technological capacity, Abengoa has added two research laboratories to its existing assets. The Soland laboratory specializes in solar technology, while the Abengoa Research laboratory is equipped with experimental facilities and covers the majority of the company's scientific areas. Furthermore, this year the Technology Surveillance and Patents Office, which was created in 2012 and manages all the intellectual property activities, has consolidated its position. To date, Abengoa has filed 261 patent applications, of which 106 have been granted, with the number of patent applications rising by more than 20% compared to 2012.

ABENGOA

Consolidated financial statements

  In solar-thermal technology it is worth noting the start of construction of Khi Solar One, the world's first commercial plant using tower technology and superheated steam, in South Africa. The 50 MW plant is expected to come into operation at the end of 2014.

  In the area of biofuels, Abengoa has continued to construct the commercial bio-refinery plant in Hugoton, which will come into operation in the second quarter of 2014. The technology used in this plant has been developed and proven by Abengoa over the last ten years at the second generation (2G) demonstration plant in Salamanca, Spain. A waste to biofuels (W2B) demonstration plant has also been operated at the same complex, which is capable of obtaining second-generation biofuels from recovered municipal solid waste (MSW). In addition to this progress, Abengoa continues to develop various processes to obtain high value-added bio-products from biomass, such as a catalyst that has been patented that enables biobutanol to be produced from ethanol using a catalytic process. This technology offers an additional advantage since it can be applied at the company's existing conventional biofuels facilities.

  Taking into account the investment in Khi Solar One, Hugoton and the waste to biofuels demonstration plant and the rest of our activities expensed or capitalized, total investment in R&D during the year has amounted to € 426,358 thousand (€91,260 thousand in 2012 and €90,630 thousand in 2011).

  Progress also continues in developing and optimizing various technologies related to desalination, treating drinking water and other water treatments and reuse, all based on improvements in the operating conditions of ultra-filtration membranes, which are fundamental for achieving high levels of water purity and quality.

  The expenses for Technological development research for the year 2011 was €25,560 thousand.

8.5.
Goodwill

  The table below shows the breakdown of Goodwill as of December 31, 2013 and 2012:

Goodwill/Operating segment	Balance as of 12.31.13	Balance as of 12.31.12
Abener Eng. and Const. Services, LLC (Enginneering and construction)	25,663	26,658
Abengoa Bioenergía Brasil (Biofuels)	351,280	421,084
Abengoa Bioenergy USA (Biofuels)	32,334	33,741
Befesa Aluminio S.L. (Recycling)	—	38,131
Befesa Gest. Res. Ind, S.L. (Recycling)	—	57,666
Befesa Medio Ambiente, S.A. (Recycling)	—	176,848
BUS Group AG (Recycling)	—	263,442
Rioglass Solar (Enginneering and construction)	38,919	38,919
Other	27,863	58,786

Total	476,059	1,115,275

ABENGOA

Consolidated financial statements

  In 2013, the decrease is due to the exclusion of Befesa from the consolidation scope (see Note 7), as well as the negative effect of the translation differences mainly due to the depreciation of the Brazilian real with respect to the Euro.

  Based on the values in use calculated in accordance with the assumptions and hypothesis described in Notes 2.8 and 3, in 2013 and 2012 the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount.

  For each goodwill, sensitivity analysis have been performed, especially in relation to discount rates, terminal values and changes in the main business key variables, to ensure that potential changes in valuation do not make cash generating units fair value lower than its book value.

8.6.
There are no intangible assets with indefinite useful life other than goodwill. There are no intangible assets with restricted ownerships or that may be under pledge as liabilities guarantee.

Note 9. — Property, plant and equipment

9.1.
The table below shows the movement on the different categories of Property, plant and equipment (PP&E) for 2013:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2012	523,679	1,306,824	95,498	107,883	2,033,884
Additions	9,155	42,206	23,859	71	75,291
Disposals and decreases	(209)	(1,251)	(34,064)	(1,121)	(36,645)
Translation differences	(8,980)	(16,906)	(1,850)	(2,522)	(30,258)
Change in consolidation	(52,050)	(91,251)	(31,887)	(15,991)	(191,179)
Reclassifications	22,579	836	(1,955)	(479)	20,981

Total Balance as of December 31, 2013	494,174	1,240,458	49,601	87,841	1,872,074

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2012	(109,014)	(436,385)	—	(56,886)	(602,285)
Additions	(15,043)	(49,481)	—	(32,249)	(96,773)
Disposals and decreases	166	1,198	—	794	2,158
Translation differences	1,403	7,382	—	1,771	10,556
Change in consolidation	12,645	58,782	—	14,896	86,323
Reclassifications	557	393	—	586	1,536

Total accum. deprec. as of December 31, 2013	(109,286)	(418,111)	—	(71,088)	(598,485)

Net balance at December 31, 2013	384,888	822,347	49,601	16,753	1,273,589

ABENGOA

Consolidated financial statements

  In 2013, the decrease in Property, plant and equipment was mainly due to the exclusion of Befesa Medio Ambiente, S.L.U. (see Note 7) and Bargoa, S.A. (see Note 6.2.b) from the consolidation scope following the sales of their shareholdings (-€105 million). However, there was an increase due to construction of a new metal structures manufacturing plant in India; the construction and equipping of a research laboratory in Spain; and the acquisition of machinery for projects in Peru.

  During 2013 no significant losses from impairment of PP&E were recorded.

9.2.
The table below shows the movement on the different categories of Property, plant and equipment (PP&E) for 2012:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2011	527,574	1,325,091	118,381	124,136	2,095,182
Additions	5,510	43,706	37,426	8,691	95,333
Disposals and decreases	(2,825)	(80,553)	(4,406)	(10,823)	(98,607)
Translation differences	993	(5,964)	2,406	(555)	(3,120)
Change in consolidation	(9,942)	35,627	654	33	26,372
Reclassifications	2,369	(11,083)	(58,963)	(13,599)	(81,276)

Total Balance as of December 31, 2012	523,679	1,306,824	95,498	107,883	2,033,884

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2011	(90,577)	(436,780)	—	(64,917)	(592,274)
Additions	(15,786)	(89,693)	—	(4,004)	(109,483)
Disposals and decreases	—	76,692	—	3,428	80,120
Translation differences	(549)	2,493	—	311	2,255
Change in consolidation	(1,535)	5,493	—	(5,265)	(1,307)
Reclassifications	(567)	5,410	—	13,561	18,404
Other movements	—	—	—	—	—

Total accum. deprec. as of December 31, 2012	(109,014)	(436,385)	—	(56,886)	(602,285)

Net balance at December 31, 2012	414,665	870,439	95,498	50,997	1,431,599

  Property, plant and equipment cost decreased in December 31, 2012 when compared to December 31, 2011 due to the dismantling of Rontealde (Vizcaya) desulfuration plant and to the reclassification from 'PP&E' to 'Intangible assets in projects' of the fixed assets related with the Mojave solar plant in the United States, once the construction of the plant started after obtaining the project financing. This effect was partially offset by the recognition of the Rioglass Group's business combination described in Note 6.3, which resulted in the consolidation of 100% of the identifiable fixed assets of the group and its valuation at fair value in compliance with IFRS 3.

  During 2012, no significant losses from impairment of PP&E were recorded.

ABENGOA

Consolidated financial statements

9.3.
The depreciation expense of Property, plant and equipment for the year 2011 was €71,560 thousand.

9.4.
Property, plant and equipment not assigned to operating activities at the year-end is not significant.

9.5.
The companies' policy is to contract all insurance policies deemed necessary to ensure that all Property, plant and equipment is covered against possible risks that might affect it.

9.6.
The amount of capitalized interest costs included in PP&E at December 31, 2013 was €1,846 thousand (€2,051 thousand in 2012 and €1,669 thousand in 2011).

9.7.
At the end of 2013 and 2012, Property, Plant and Equipment include the following amounts where the group is a lessee under a finance lease:

	Balance as of 12.31.13	Balance as of 12.31.12
Capitalized finance-lease cost	21,304	25,978
Accumulated depreciation	(2,635)	(3,395)

Net carrying amount	18,669	22,583

9.8.
The cost of lands included in the lands and building subcategory amounted to €82,205 thousand at December 31, 2013 (€94,907 thousand in 2012).

9.9.
The table below sets out the information related to those assets constructed by the Group during 2013 and 2012 classified under the heading Property, plant and equipment of the Consolidated Statement of Financial Position):

	12.31.13	12.31.12
Property, plant and equipment constructed by the Group (accumulated)	931,422	977,313
Revenue generated by property, plant and equipment constructed by the Group	746,745	973,553
Operating result of property, plant and equipment constructed by the Group	(50,966)	(37,818)

Note 10. — Fixed assets in projects (project finance)

        As indicated in Note 2.5 included in the Group are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements which are financed through non-recourse financing.

        This note provides a breakdown of fixed assets within such companies. Non-recourse financing details related to such companies are disclosed in Note 19 of these Notes to the Consolidated Financial Statements.

ABENGOA

Consolidated financial statements

10.1.
Concession assets in projects.
a)
The following table shows the movements of 'Concession assets in projects' for 2013:

Cost	Intangible and financial assets	Development assets	Total
Total as of December 31, 2012	6,109,689	73,424	6,183,113
Additions	1,295,290	—	1,295,290
Disposals and decreases	(2,741)	—	(2,741)
Translation differences	(414,484)	—	(414,484)
Change in consolidation	1,469,234	(2,220)	1,467,014
Reclassifications	362,373	—	362,373

Total as of December 31, 2013	8,819,361	71,204	8,890,565

Accumulated amortization	Intangible and financial assets	Development assets	Total
Total accum. amort. as of December 31, 2012	(166,053)	(15,353)	(181,406)
Additions	(153,803)	(2,878)	(156,681)
Disposals and decreases	177	—	177
Translation differences	9,271	—	9,271
Change in consolidation	(3,017)	397	(2,620)
Reclassifications	13,937	—	13,937

Total accum amort. as of December 31, 2013	(299,488)	(17,834)	(317,322)

Net balance at December 31, 2013	8,519,873	53,370	8,573,243

    The increase in the cost of concession assets is primarily due to progress in developing infrastructure concessions projects, mainly various transmission lines in Brazil and Peru (€727 million); projects in México (€381 million); the Palmatir and Cadonal wind farms in Uruguay (€114 million) and the desalination plants in Ghana and Algeria (€83 million).

    Additionally, the increase is caused by the reclassification due to transfer of the fixed assets related to the Solaben 1 and 6 thermosolar plants in Spain from PP&E (see Note 8.1); and the change in the consolidation scope following the entry into operation and control of the company Arizona Solar One, LLC (see Note 6.3), partially offset by the reclassification of the assets of the Quingdao desalination plant under Assets Held for Sale (-€142 million), see Note 7.2, and the depreciation of the Brazilian real and the US dollar with respect to the Euro.

    No significant losses from impairment of 'Concession assets in projects' were recorded during 2013.

ABENGOA

Consolidated financial statements

  b)
  The following table shows the movements of intangible assets included in the heading 'Concession assets in projects' for 2012:

Cost	Intangible and financial assets	Development assets	Total
Total as of December 31, 2011	5,953,700	64,045	6,017,745
Additions	1,808,794	12,304	1,821,098
Translation differences	(324,755)	—	(324,755)
Change in consolidation	(1,450,016)	(14,715)	(1,464,731)
Reclassifications	121,966	11,790	133,756

Total as of December 31, 2012	6,109,689	73,424	6,183,113

Accumulated amortization	Intangible and financial assets	Development assets	Total
Total accum. amort. as of December 31, 2011	(152,092)	(9,704)	(161,796)
Additions	(93,104)	6,257	(86,847)
Translation differences	4,456	—	4,456
Change in consolidation	74,149	—	74,149
Reclassifications	538	(11,906)	(11,368)

Total accum amort. as of December 31, 2012	(166,053)	(15,353)	(181,406)

Net balance at December 31, 2012	5,943,636	58,071	6,001,707

    During 2012 concession assets increased due to Concession projects in process, mainly solar-thermal power plants in Spain (€511 million), as well as the cogeneration plant in Mexico (€97 million) and transmission lines in Brazil and Peru (€860 million). This increase was partially offset by the implementation of new standards IFRS 10 and IFRS11 (€-1,373 million) retroactively applied until January 1, 2012 (see Note 2.1.1.), and by the net negative effect of translation differences.

    No significant losses from impairment of 'Concession assets in projects' were recorded during 2012.

  c)
  Amortization expense of Concession assets in projects for the year 2011 was €70,911 thousand.

  d)
  Capitalized interest cost for the year ended December 31, 2013 amounts to €115,113 thousand (€172,854 thousand in 2012 and €156,185 thousand in 2011).

  e)
  There are no intangible assets with indefinite useful lives. There are no intangible assets restricted for use or pledged as security for liabilities.

  f)
  As of December 31, 2013, concessional financial assets amount to €729,611 thousand. Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the present value of future cash flow discounted at the initial effective interest rate.

  g)
  Appendix VII to these Consolidated Financial Statements includes certain information on project companies included within the scope of IFRIC 12.

ABENGOA

Consolidated financial statements

10.2.
Other assets in projects
a)
The table below shows the movement in 'Other assets in projects' for 2013:

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2012	424,847	1,447,136	137,143	351,979	91,228	2,452,333
Additions	2,183	3,645	1,675	18,635	—	26,138
Disposals and decreases	—	(8,421)	(218)	(155)	—	(8,794)
Translation differences	(12,642)	(83,320)	(2,023)	(68,642)	(4,071)	(170,698)
Change in consolidation	(119,326)	(298,276)	(81,863)	(14,412)	(9,007)	(522,884)
Reclassifications	(10,510)	(2,305)	(30,527)	89,045	(4,289)	41,414

Total as of December 31, 2013	284,552	1,058,459	24,187	376,450	73,861	1,817,509

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total accum. deprec. as of December 31, 2012	(105,131)	(416,435)	—	(122,846)	(23,623)	(668,035)
Additions	(19,091)	(32,214)	—	(49,851)	(2,066)	(103,222)
Disposals and decreases	—	4,926	—	125	—	5,051
Translation differences	2,655	26,453	—	24,528	984	54,620
Change in consolidation	33,370	184,348	—	9,770	3,010	230,498
Reclassifications	4,031	1,405	—	(827)	—	4,609

Total accum. deprec. as of December 31, 2013	(84,166)	(231,517)	—	(139,101)	(21,695)	(476,479)

Net balance at December 31, 2013	200,386	826,942	24,187	237,349	52,166	1,341,030

    The decrease in Other assets in projects is primarily due to changes in the consolidation scope caused by the sale of the shareholding in Befesa Medio Ambiente, S.L.U. (-€290 million), see Note 7, as well as the negative effect of the depreciation of the Brazilian real with respect to the Euro.

    No significant losses from impairment of 'Other assets in projects' were recorded during 2013.

ABENGOA

Consolidated financial statements

  b)
  The table below shows the movement in 'Other assets in projects' for 2012 :

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2011	459,317	1,509,184	227,183	289,522	99,071	2,584,277
Additions	13,926	357	81,759	127,284	—	223,326
Disposals and decreases	(444)	—	—	—	—	(444)
Translation differences	(8,271)	(54,076)	(11,004)	(36,915)	(5,534)	(115,800)
Change in consolidation	1,963	(8,329)	(157,459)	(116)	171	(163,770)
Reclassifications	(41,644)	—	(3,336)	(27,796)	(2,480)	(75,256)

Total as of December 31, 2012	424,847	1,447,136	137,143	351,979	91,228	2,452,333

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total accum. deprec. as of December 31, 2011	(88,704)	(387,937)	—	(123,282)	(20,216)	(620,139)
Additions	(27,459)	(60,828)	—	(35,840)	(3,689)	(127,816)
Translation differences	1,606	16,483	—	12,919	513	31,521
Change in consolidation	1,091	14,725	—	(108)	(8)	15,700
Reclassifications	8,335	1,122	—	23,465	(223)	32,699

Total accum. deprec. as of December 31, 2012	(105,131)	(416,435)	—	(122,846)	(23,623)	(668,035)

Net balance at December 31, 2012	319,716	1,030,701	137,143	229,133	67,605	1,784,298

    During 2012, the decrease of fixed assets in projects was mainly due to the implementation of the changes in IFRS 10 and IFRS 11 (€-132 million), retroactively applied until January 1, 2012 (see Note 2.1.1) and the negative effect of the depreciation of the Brazilian Real with respect to the Euro. This decrease was partially offset by the increased biological assets in the bioenergy business in Brazil.

    During 2012, no significant losses from impairment of 'Other assets in projects' were recorded.

  c)
  Amortization/depreciation expense of Other assets in projects for the year 2011 was €115,855 thousand.

  d)
  Borrowing costs capitalized for the years ended December 31, 2013, 2012 and 2011 amounted to €1,635 thousand, €19,484 thousand and €5,881 thousand.

ABENGOA

Consolidated financial statements

  e)
  The fixed assets in projects have no mortgage warranty additional to the ones assigned to its non-recourse financing (see Note 19).

  f)
  It is the policy of the Group to enter into a number of insurance policies to cover risks relating to property, plant and equipment.

  g)
  In cases of property plant and equipment over third party land, the company has estimated the dismantling costs of affected items, as well as the rehabilitation costs of the place where they are settled. See Note 22.1.

10.3.
Assets constructed by group

  The table below sets out the information related to those assets constructed by the Group during 2013 and 2012 classified under the heading fixed assets in projects of the Consolidated Statement of Financial Position (concessions and other assets in projects):

Item	12.31.13	12.31.12
Fixed assets in projects constructed by the Group (accumulated)	9,747,611	7,307,632
Revenue generated by fixed assets in project constructed by the Group	1,362,642	972,047
Operating result of fixed assets in project constructed by the Group	156,184	88,944

Note 11. — Investments in associates

11.1
The table below shows the breakdown and the movement of the investments held in associates for 2013 and 2012:

Investment in associates	Balance as of 12.31.13	Balance as of 12.31.12
Initial balance	920,140	51,270
Translation differences	(27,536)	(18,284)
Equity contributions	372,736	517,002
Changes in consolidation	(412,577)	358,121
Distribution of dividends	(11,916)	(5,530)
Share of (loss)/profit	(5,165)	17,561

Final balance	835,682	920,140

  The increase in 2012 was mainly due to the initial application of IFRS 10 and 11 from January 1, 2012 (€855.6 million),see Note 2.1.1. Subsidiary companies included in the consolidation scope using the equity method, due to the application of IFRS 10 and 11 are disclosed in Appendix XXII.

11.2.
The tables below shows a breakdown of assets, revenues and operating profit as well as other information of interest for the years 2013, 2012 and 2011 of the associated companies:

Company	% shares	Assets	Revenues	Operating profit
Abengoa Bioenergy Biomass of Kansas, LLC (1) (2)	100.00	407,071	—	(330)
Agua y Gestión de Servicios Ambientales, S.A.	41.54	89,586	4,198	(5,954)
Al Oasis-Inabensa Co. Ltd (1)	50.00	12,570	30,463	(15,836)
ATE VIII Transmissora de Energía, S.A. (1)	50.00	30,012	—	(67)
Basor México, S.A.P.I. de C.V.	50.00	612	128	(130)
Central Eólica São Tomé Ltda.	9.00	2	—	(2)
Chennai Water Desalination Limited	25.00	76,088	22,241	664

ABENGOA

Consolidated financial statements

Company	% shares	Assets	Revenues	Operating profit
Coaben SA de CV (1)	50.00	14,103	—	1,406
Cogeneración Motril, S.A.	19.00	22,047	42,952	2,069
Concecutex, S.A. de C.V. (1)	50.00	69,963	4,887	562
Concesionaria Costa del Sol S.A. (1)	50.00	25,888	358	(1,283)
Concesionaria Hospital del Tajo, S.A.	20.00	63,512	8,656	1,925
Consorcio Teyma M y C Ingeniería	50.00	59	—	—
Evacuación Valdecaballeros, S.A.	57.14	22,027	—	(751)
Evacuación Villanueva del Rey, S.L.	45.13	3,709	—	—
Explotaciones Varias, S.L. (1)	50.00	44,140	401	(89)
Explotadora Hospital del Tajo, S.L.	20.00	1,430	3,739	—
Geida Tlemcen, S.L. (1)	50.00	31,939	—	(627)
Ghenova Ingeniería S.L.	20.00	1,340	—	(3,250)
Green Visión Holding BV	24.00	13,889	5,696	937
Helioenergy Electricidad Dos, S.A. (1)	50.00	282,686	25,414	(2,777)
Helioenergy Electricidad Uno, S.A. (1)	50.00	282,794	25,547	(2,325)
Íbice Participações e Consultoria em Energia S.A. (1)	50.00	951	—	30
Inabensa Green Energy Co., Ltd.	50.00	396	—	—
Inapreu, S.A. (1)	50.00	10,979	1,291	16
Kaxu Solar One (Pty) Ltd. (1)	51.00	416,669	—	(89)
Khi Solar One (Pty) Ltd. (1) (2)	51.00	252,262	—	(60)
Ledincor S.A. (1)	49.00	6,341	942	541
Lidelir S.A. (1)	49.00	8,864	878	164
Micronet Porous Fibers, S.L. (1)	50.00	6,501	4	160
Mojave Solar LLC (1)	100.00	1,038,986	—	10
Myah Bahr Honaine, S.P.A. (1)	51.00	211,783	31,142	9,975
Negev Energy—Ashalim Thermo-Solar Ltd.	50.00	—	—	—
Palen Solar Holdings, LLC	42.97	48,909	—	—
Parque Eólico Cristalândia Ltda.	20.00	22	—	(4)
Resurce, Resid. Urbanos de Ceuta, S.L. (1)	50.00	6,210	503	506
Servicios Culturales Mexiquenses, S.A. de C.V. (1)	50.00	1,892	4,072	179
Shams Power Company PJSC	40.00	591,373	18,997	7,229
SRC Nanomaterials, S.A (1)	50.00	547	—	195
Tendogenix (RF) (Pty) Ltd.	40.00	—	—	—
Total Abengoa Solar Emirates Investment Company, B.V. (1)	50.00	45,581	—	(268)
Total Abengoa Solar Emirates O&M Company, B.V. (1)	50.00	1,420	1,955	790
TSMC Ingeniería y Contrucción, Ltda.	33.30	70	—	—

Total 2013		4,145,223	234,464	(6,484)

  (1)
  Project companies recorded under the equity method after application of IFRS 10 and 11 effective from January 1, 2013 and retroactively applied from January 1, 2012.

  (2)
  The assets heading includes assets under development related to the ethanol production plant in Kansas (USA), which uses biomass and second-generation technology, totaling €369,882 thousand (€145,801 thousand in 2012), and the solar-thermal power plant that uses tower technology and concentrated solar power in South Africa, totaling €104,357 thousand (€9,500 thousand in 2012) applying the shareholding that the Company holds. See Note 8.4 for more details of assets under development.

ABENGOA

Consolidated financial statements

Company	% shares	Assets	Revenues	Operating profit
Abengoa Bioenergy Biomass of Kansas, LLC (ABBK) (1)	100.00	602,738	—	(153)
Agua y Gestión de Servicios Ambientales, S.A.	41.54	96,966	25,165	(1,821)
Al Oasis-Inabensa Co. Ltd (1)	50.00	26,922	45,602	(691)
Arizona Solar One, LLC (1)	100.00	1,344,573	—	(39)
ATE VIII Transmissora de Energía S.A. (1)	50.00	23,940	—	(7)
Betearte	33.33	19,367	2,642	(7)
Central Eólica São Tomé Ltda.	18.00	2	—	(1)
Chennai Water Desalination Limited	25.00	94,179	23,792	529
Coaben SA de CV (1)	50.00	15,904	1,204	(1,790)
Cogeneración Motril, S.A.	19.00	26,796	43,687	6,195
Concecutex SA de C.V. (1)	50.00	75,990	4,676	1,091
Concesionaria Costa del Sol S.A. (1)	50.00	32,628	1,008	(691)
Concesionaria Hospital del Tajo, S.A.	20.00	62,172	8,737	1,879
Consorcio Teyma M&C	49.90	67	—	—
Ecología Canaria, S.A.	45.00	5,166	4,948	402
Explotaciones Varias, S.A. (1)	50.00	44,150	276	(64)
Explotadora Hospital del Tajo, S.L.	20.00	1,182	4,243	1
Geida Tlemcen, S.L. (1)	50.00	44,034	—	(84)
Ghenova Ingeniería S.L.	20.00	2,270	—	(3,113)
Green Visión Holding BV	24.00	13,072	7,216	1,798
Hankook R&M Co., Ltd.	25.00	47,260	—	(1,841)
Helio Energy Electricidad Dos, S.A. (1)	50.00	291,480	31,754	310
Helio Energy Electricidad Uno, S.A. (1)	50.00	290,712	33,452	570
Íbice Participações e Consultoria em Energia S.A. (1)	50.00	1,098	—	(5)
Inapreu (1)	50.00	10,948	1,246	(29)
Kaxu Solar One (1)	51.00	214,180	—	(4)
Khi Solar One (1)	51.00	158,368	—	(56)
Ledincor S.A. (1)	49.00	5,050	—	(23)
Lidelir S.A. (1)	49.00	9,360	—	(12)
Mojave Solar LLC (1)	100.00	884,032	—	(275)
Myah Bahr Honaine, S.P.A. (1)	50.00	222,595	37,618	4,701
Parque Eólico Cristalândia Ltda.	20.00	19	—	—
Recytech, S.A. (1)	50.00	18,958	30,714
Red Eléctrica del Sur, S.A. (Redesur)	23.75	39,745	11,490	3,865
Shams Power Company PJSC	20.00	501,580	—	—
Total Abengoa Solar Emirates Investment (1)	50.00	37,598	—	(51)
TSMC Ing. Y Contrucción	33.30	70	—	—

Total 2012		5,265,171	319,470	10,584

ABENGOA

Consolidated financial statements

Company	% shares	Assets	Revenues	Operating profit
Abenor, S.A.	20.00	5,096	1,619	822
Agua y Gestión de Servicios Ambientales, S.A.	41.54	158,932	28,662	(4,812)
Araucana de Electricidad, S.A.	20.00	5,263	1,111	651
Betearte	33.33	18,421	2,591	388
Chennai Water Desalination Limited	25.00	5,600	13	(3)
Cogeneración Motril, S.A.	19.00	24,180	5,561	5,561
Concesionaria Hospital del Tajo, S.A.	20.00	58,927	7,630	(252)
Consorcio Teyma M&C	49.85	65	—	—
Ecología Canaria, S.A. (Ecansa)	45.00	5,575	5,945	563
Evacuación Valdecaballeros, S.L.	33.97	25,348	—	—
Explotadora Hospital del Tajo, S.L.	20.00	1,335	4,257	—
Green Vision Holding B.V.	24.00	11,932	7,413	1,548
Huepil de Electricidad, S.L.	20.00	38,235	3,646	2,439
Inversiones Eléctricas Transam Chile Limitada	20.00	27,177	—	(11)
Red eléctrica del Sur, S.A.	23.75	50,655	3,833	3,833
Shams Power Company PJSC	20.00	392,618	—	(814)
TSMC Ing. y Construcción	33.30	65	—	—

Total 2011		829,424	72,281	9,913

Note 12. — Financial instruments by category

        The Group's financial instruments are primarily deposits, clients and other receivables, derivatives and loans. Financial instruments by category (current and non-current), reconciled with the Statement of Financial Position, are as follows:

Category	Notes	Loans and receivables/ payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.13
Available-for-sale financial assets	13	—	—	—	50,207	50,207
Derivative financial instruments	14	—	2,686	58,865	—	61,551
Financial accounts receivables	15	1,575,301	—	—	—	1,575,301
Clients and other receivables	15	1,869,972	—	—	—	1,869,972
Cash and cash equivalents	17	2,951,683	—	—	—	2,951,683

Total Financial assets		6,396,956	2,686	58,865	50,207	6,508,714

Non-recourse financing	19	6,320,950	—	—	—	6,320,950
Corporate financing	20	5,654,409	—	—	—	5,654,409
Trade and other current liabilities	25	5,514,186	—	—	—	5,514,186
Derivative financial instruments	14	—	81,530	229,652	—	311,182

Total Financial liabilities		17,489,545	81,530	229,652	—	17,800,727

ABENGOA

Consolidated financial statements

Category	Notes	Loans and receivables/ payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.12
Available-for-sale financial assets	13	—	—	—	49,695	49,695
Derivative financial instruments	14	—	8,781	34,402	—	43,183
Financial accounts receivables	15	1,286,924	—	—	—	1,286,924
Clients and other receivables	15	2,271,306	—	—	—	2,271,306
Cash and cash equivalents	17	2,413,184	—	—	—	2,413,184

Total Financial assets		5,971,414	8,781	34,402	49,695	6,064,292

Non-recourse financing	19	5,256,772	—	—	—	5,256,772
Corporate financing	20	4,946,828	—	—	—	4,946,828
Trade and other current liabilities	25	5,955,589	—	—	—	5,955,589
Derivative financial instruments	14	—	72,713	389,038	—	461,751

Total Financial liabilities		16,159,189	72,713	389,038	—	16,620,940

        The information on the financial instruments measured at fair value, is presented in accordance with the following level classification:

  •
  Level 1: Quoted prices in active markets for identical assets or liabilities.

  •
  Level 2: Measured on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

  •
  Level 3: Measured on inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        The following is a breakdown of the Group's assets and liabilities measured at fair value at December 31, 2013 and 2012 (except assets and liabilities with a carrying amount close to their fair value, non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 12.31.13
Non-hedging derivatives	—	(78,844)	—	(78,844)
Hedging derivatives	—	(170,787)	—	(170,787)
Available-for-sale	4,449	—	45,758	50,207

Total	4,449	(249,631)	45,758	(199,424)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.12
Non-hedging derivatives	—	(63,932)	—	(63,932)
Hedging derivatives	—	(354,636)	—	(354,636)
Available-for-sale	3,991	—	45,704	49,695

Total	3,991	(418,568)	45,704	(368,873)

        The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

ABENGOA

Consolidated financial statements

        The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 14).

        The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the convertible notes, the fair value of the call options over Abengoa's own shares, as well as those derivatives purchased with the purpose of hedging a market risk (interest rate, foreign exchange or commodities) that do not fulfil all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

        Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

        The valuation method used to calculate the fair value was discounting cash flows based on its business plan, using as discount rate a weighted average cost of capital (WACC) of market, 10%. It also has been made a sensitivity analysis considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

        Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa (See Note 7.1), is classified within Level 3. As of December 31, 2013, the embedded derivative has a negative fair value of €36 thousands.

        If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased €20 thousand.

        The following table shows the changes in the fair value of level 3 assets for the years ended December 31, 2013 and 2012:

Movements	Amount
Beginning balance as of December 31, 2011	39,134
Gains and losses recognized in Equity (see Note 13.1)	1,390
Change in consolidation, reclassifications and translation differences	5,180

Total as of December 31, 2012	45,704

Gains and losses recognized in Equity (see Note 13.1)	(568)
Change in consolidation, reclassifications and translation differences	622

Total as of December 31, 2013	45,758

        During the periods ended December 31, 2013 and 2012, there have not been any reclassifications amongst the three levels presented above.

        There were no losses recognized in the Consolidated Income Statement for the year 2011.

ABENGOA

Consolidated financial statements

Note 13. — Available-for-sale financial assets

13.1.
The following table shows the detail and the movement on available-for-sale financial assets during 2013 and 2012:

Available for sale financial assets	Balance
At January 1, 2011	61,401
Additions	2,213
Gain/Losses transferred to equity	1,390
Derecognitions	(15,309)

At December 31 , 2012	49,695

Additions	3,802
Gain/Losses transferred to equity	(568)
Derecognitions	(2,722)

At December 31 , 2013	50,207

Less: Non-current portion	40,700
Current portion	9,507
13.2.
The following table shows those entities which, in accordance with the then current legislation, were not consolidated in the years 2013 and 2012 and in which the parent company's direct and indirect shareholding is higher than 5% and lower than 20%. The net carrying amount of these holdings is €8,159 thousand at December 31, 2013 (€8,626 thousand in 2012).

Non-current financial assets	2013 % Holding	2012 % Holding
Banda 26, S.A.	—	10.00
Dyadic Investment	10.00	10.00
Fundación Soland	16.67	16.67
Norpost	10.00	10.00
Proxima Ltd. (Nexttel)	10.00	10.00
Soc. Con. Canal Navarra	10.00	10.00
Sociedad Andaluza de Valoración Biomasa	6.00	6.00
Viryanet, Ltd.	7.86	7.86

Current financial assets	2013 % Holding	2012 % Holding
Banda 26, S.A.	—	10.00
BC International Corp.	9.00	9.00
Chekin	14.28	14.28
Operador Mercado Ibérico (OMIP)	5.00	5.00
Medgrid, SAS	5.00	5.00
Mediación Bursátil, S.V.B., S.A.	8.00	8.00
13.3.
All necessary notifications have been made to the companies in which the Group holds an interest of over 10%, as required under Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital).

13.4.
There are no circumstances which have a material impact on the financial assets on the Group's portfolio, such as litigations, pledges, etc.

ABENGOA

Consolidated financial statements

13.5.
There are no firm agreements in place regarding the sale or purchase of these investments which could be considered material in relation to the Group's Financial Statements.

13.6.
The amount of interest accrued but not yet collected is not material.

13.7.
There are no fixed-yield securities in arrears. The average rate of return on fixed-yield securities is in line with the market.

13.8.
As of December 31, 2013 and 2012, Abengoa, S.A. held a 3% interest in Yoigo, S.A, a Spanish telecom operator, recorded at fair value of €32,997 thousand and held in the Group through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.). Additionally the shareholders of Yoigo have granted this company several 'participative' loans in accordance with a pre-established plan, which involved a total disbursement of €21,030 thousand (as of December 31, 2013 and 2012), equivalent to 3% of the total loan made to the company by its shareholders in said years.

  To value this holding, as in prior periods, once Yoigo's activities had commenced, the principal reference point taken is the company's future cash-flow generation on the basis of its current Business Plan, discounted at a rate appropriate to the sector in which this company operates (See Note 12).

  As a result of the purchase of its holding in Yoigo, Siema Investment, S.L. became responsible, for furnishing guarantees to the Spanish Administration as security for compliance with the commitments relating to investment, commercialization, employment and network development acquired by Yoigo, together with other guarantees relating to the Radioelectronic Spectrum Rate, which the Group is required to counter-guarantee, for a total amount of €3,387 thousand (€12,085 thousand in 2012).

13.9.
The Group applies IAS 39 to determine whether the carrying amount of an available-for-sale financial asset has been impaired. This process requires significant judgment. To make this judgment, the Group assesses, among other factors, for how long and to what extent the fair value of an investment will be below its cost, considering the financial health and short-term prospects of the company issuing the securities, including factors such as the industry and sector return, changes in the technology and cash flows from operating and financing activities.

Note 14. — Derivative financial instruments

14.1.
The fair value of derivative financial instruments (see Note 12) as of December 31, 2013 and 2012 is as follows:

		12.31.13		12.31.12
	Note	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives — cash flow hedge	14.2.a	6,028	13,519	3,455	21,060
Interest rate derivatives — cash flow hedge	14.3.a	43,889	200,483	23,052	361,824
Interest rate derivatives — non-hedge accounting	14.3.c	—	14,765	—	12,094
Commodity derivatives — cash flow hedge	14.4.a	8,948	15,650	7,895	6,154
Embedded derivatives of convertible bonds and shares options	20.3	2,686	66,765	8,781	60,619

Total		61,551	311,182	43,183	461,751

Non-current part		46,347	266,802	31,683	407,551
Current part		15,204	44,380	11,500	54,200

ABENGOA

Consolidated financial statements

  Information about the valuation techniques of derivative financial instruments is described in Notes 2.11 and 12.

  Derivatives classified as non-hedge accounting are those derivative financial instruments which, although obtained for the purpose of hedging certain market risks (interest rates, exchange rates and commodity prices), do not meet the specific requirements established by IAS 39 to be designated as hedging instruments from an accounting point of view (since, at the inception of the hedge, there was no designation or formal documentation relating to the hedge or the risk management strategy that it was intended to implement) or, having complied with all of the requirements to be designated a hedging instrument, the underlying has been sold or the hedging designation has been interrupted.

  Fair value of derivative assets increased during 2013 due to new interest rate derivatives contracted, which was partially offset by the decrease in fair value of call options on Abengoa's own shares that were signed to hedge the convertible notes, mainly due to a decrease in the stock price of the shares of Abengoa, which is a principal factor in the fair value of the embedded derivatives and the options.

  The fair value of derivative liabilities decreased during 2013 mainly due to the favorable evolution of hedging interest rate derivatives, measured according to IFRS 13. Additionally there has been an increase due to the recognition of the embedded derivative component of convertible notes issued in January 2013 (see Note 20.3), partially offset by the decrease in the fair value of the derivative liabilities embedded in convertible notes issued in 2009 and 2010 and by the partial cancellation of the embedded derivative component of convertible notes due 2014 once the repurchase process has been completed on January 17, 2013.

  The fair value amount recognized in the Consolidated Income Statement of the 2013 and 2012 fiscal year for the financial instruments derivatives designated as hedging instruments is a loss of €88,924 thousand (loss of €96,172 thousand in 2012).

  Included in the following sections are detailed fair value presentations of each of the categories of derivative financial instruments presented in the table above. The net position of assets and liabilities for each line item of the summary table above reconciles with the net amount of the fair values of collections and payments for exchange rate derivatives, the net amount of the fair values of caps and swaps for interest rates hedges and the net amount of the fair values of commodity price derivatives, respectively.

14.2.
Exchange rate hedges

  The terms 'Collection hedges' and 'Payment hedges' refer to foreign currency derivatives designated as hedging instruments of future cash inflows and outflows associated to highly probable forecasted sales and purchase, respectively, denominated in a foreign currency.

ABENGOA

Consolidated financial statements

  The following table shows a breakdown of the notional amounts of the financial instruments relating to amounts receivable and payable in foreign currencies as of December 31, 2013 and 2012.

	Collection hedges		Payment hedges
Exchange Rates	2013	2012	2013	2012
Krona (Sweden)	—	—	1,653	880
Dirhams (UAE)	13,222	15,344	7,683	7,325
Dirhams (Morocco)	533	—	—	6
Dollar (Australia)	—	—	1,939	29
Dollar (Canada)	—	—	—	144
Dollar (USA)	328,421	76,765	226,943	209,104
Euro	—	20,093	4,978	50,480
Franc (Switzerland)	—	—	—	2,881
Pound Sterling (UK)	—	—	68	32
Mexican Peso (Mexico)	—	98	8	10
Yen (Japan)	—	—	15	—
Rand (South Africa)	—	52,094	—	10,707
Zloty (Poland)	137,363	199,081	65,647	76,928

Total	479,539	363,475	308,934	358,526

  The following table shows a breakdown of the fair values of exchange rate derivatives relating to amounts receivable and payable in foreign currencies as of December 31, 2013 and 2012:

	Collection hedges		Payment hedges
Exchange Rates	2013	2012	2013	2012
Krona (Sweden)	—	—	2	(6)
Dirhams (UAE)	430	167	(289)	(148)
Dirhams (Morocco)	4	—	—	—
Dollar (Australia)	—	—	(102)	(1)
Dollar (Canada)	—	—	—	8
Dollar (USA)	12,499	307	(14,378)	(6,714)
Euro	—	551	1	(936)
Franc (Switzerland)	—	—	—	17
Pound Sterling (UK)	—	—	2	—
Yen (Japan)	—	—	(1)	—
Rand (South Africa)	—	(1,029)	—	179
Zloty (Poland)	(8,555)	(18,267)	2,896	8,267

Total	4,378	(18,271)	(11,869)	666

ABENGOA

Consolidated financial statements

  a)
  Cash flow hedges

    The table below shows a breakdown of the maturities of notional amounts of exchange rate derivatives designated as cash flow hedges at the end of 2013 and 2012:

	12.31.13		12.31.12
Notionals	Collections	Payments	Collections	Payments
Up to 1 year	404,477	290,853	150,270	263,340
Between 1 and 2 years	45,579	17,616	149,995	95,186
Between 2 and 3 years	29,483	465	63,210	—

Total	479,539	308,934	363,475	358,526

    The table below shows a breakdown of the maturities of fair value amounts of exchange rate derivatives designated as cash flow hedges at the end of 2013 and 2012 year end:

	12.31.13		12.31.12
Fair value	Collections	Payments	Collections	Payments
Up to 1 year	8,714	(11,880)	43	(6,088)
Between 1 and 2 years	(2,988)	36	(9,583)	6,754
Between 2 and 3 years	(1,348)	(25)	(8,731)	—

Total	4,378	(11,869)	(18,271)	666

    The net amount of the fair value of exchange rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2013, 2012 and 2011 has been of €-5,211 thousand, €1,033 thousand and €-1,163 thousand respectively (see Note 18.3).

    The ineffective amount recognized in the Consolidated Income Statement for the years 2013, 2012 and 2011 with respect to exchange rate derivatives designated as cash flow hedges amounts to €1,040 thousand, €-17,193 thousand and €2,225 thousand respectively.

    The after-tax gains/losses accumulated in equity in connection with exchange rate derivatives designated as cash flow hedges at December 31, 2013 amounted to €-4,362 thousand (€-17,395 thousand in 2012 and €45,708 thousand in 2011). See note 18.3.

  b)
  Fair value hedges

    The group does not have any exchange rate derivatives designated as fair value hedges at the end of 2013 and 2012.

    The net amount of the fair value of exchange rate derivatives designated as fair value hedges transferred to the Consolidated Income Statement in 2011 was €7,561 thousand (see Note 30.2).

  c)
  Non-hedge accounting derivatives

    At the end of 2013 and 2012 the Group does not hold any exchange rate non-hedge accounting derivatives instruments.

    The net amount of the fair value of exchange rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €283 thousand (€-19,947 thousand in 2012 and €0 thousand in 2011) (see Note 30.2).

ABENGOA
Consolidated financial statements

14.3.
Interest rate hedges

  As stated in Note 4 to these Consolidated Financial Statements, the general hedging policy for interest rates is to purchase call options in exchange of a premium to fix the maximum interest rate cost. Additionally, under certain circumstances, the company also uses floating to fixed interest rate swaps.

  As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

  •
  Corporate Financing: we hedge between 78% and 100% of the notional amount, with maturities up to 2022 and average guaranteed interest rates of between 0.70% and 4.75% for loans referenced to the 1-month, 3-months and 6 months Euribor rates.

  •
  Non-recourse financing:

    •
    Non-recourse financing in Euros: we hedge between 80% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 0.75% and 4.87%.

    •
    Non-recourse financing in US Dollars: we hedge between 75% and 100% of the notional amount, including maturities until 2028 and average guaranteed interest rates of between 0.70% and 3.787%.

  a)
  Cash flow hedges

    The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges at the 2013 and 2012 year end:

	12.31.13		12.31.12
Notionals	Cap/Collar	Swap	Cap/Collar	Swap
Up to 1 year	3,029,715	231,932	100,999	754,090
Between 1 and 2 years	3,033,757	37,190	2,832,548	42,526
Between 2 and 3 years	2,756,511	39,962	2,790,374	43,284
Subsequent years	4,764,796	821,217	5,605,113	932,066

Total	13,584,779	1,130,301	11,329,034	1,771,966

    The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges at the 2013 and 2012 year end:

	12.31.13		12.31.12
Fair value	Cap/Collar	Swap	Cap/Collar	Swap
Up to 1 year	(14,910)	(13,219)	(6,373)	(37,440)
Between 1 and 2 years	(15,705)	87	(13,543)	(11,532)
Between 2 and 3 years	(1,157)	90	(12,397)	(9,941)
Subsequent years	36,227	(148,007)	20,968	(268,514)

Total	4,455	(161,049)	(11,345)	(327,427)

    The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2013, 2012 and 2011 has been of €-94,226 thousand, €-75,664 thousand and €-49,775 thousand respectively (see Note 18.3).

ABENGOA

Consolidated financial statements

    The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at the end of 2013, 2012 and 2011 amount to €-151,733 thousand, €-273,966 thousand and €-254,028 thousand respectively (see Note 18.3).

    The net amount of the time value component of the cash flow derivatives fair value recognized in the Consolidated Income Statement for the years 2013, 2012 and 2011 has been € 21,734 thousand, €-24,221 thousand and €-64,324 thousand respectively.

  b)
  Fair value hedges

    The Group does not have any interest rate derivatives designated as fair value hedges at the end of 2013 and 2012.

  c)
  Non-hedges accounting derivatives

    The table below shows a detail of the maturities of notional amounts of interest rate derivatives that not meet the requirements to be designed as hedging instruments at the end of 2013 and 2012:

	12.31.13			12.31.12
Notionals	Cap	Floor	Swap	Cap	Floor	Swap
Up to 1 year	—	—	—	169,613	—	72,691
Between 1 and 2 years	—	630,000	—	—	—	—
Between 2 and 3 years	—	300,000	—	—	660,000	—
Subsequent years	—	1,815,000	—	—	300,000	—

Total	—	2,745,000	—	169,613	960,000	72,691

    The table below shows a detail of the maturities of fair values of non-hedge accounting interest rate derivatives at the end of 2013 and 2012:

	12.31.13			12.31.12
Fair value	Cap	Floor	Swap	Cap	Floor	Swap
Up to 1 year	—	—	—	—	—	(2,206)
Between 1 and 2 years	—	(6,497)	—	—	—	—
Between 2 and 3 years	—	(1,993)	—	—	(7,044)	—
Subsequent years	—	(6,275)	—	—	(2,816)	—

Total	—	(14,765)	—	—	(9,860)	(2,206)

    At the end of 2013, 2012 and 2011, the net amount of the fair value of interest rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €534 thousand, €-4,305 thousand and €2,104 thousand, respectively (see Note 30.1).

    Additionally, a series of interest rate swaps and caps were settled in 2008, generating a positive cash flow upon liquidation. These contracts had been designated as cash flow hedge as a result of the respective effectiveness tests performed. Therefore, applying IAS 39, when the hedging instrument no longer exists and the hedged transaction continues to be probable, the cumulative gain or loss on the hedging instrument that remains recognized in equity from the period when the hedge was effective should remain in equity until the forecasted transaction occurs. This amount will be reclassified to profit or loss in the same period or periods in which the hedged forecasted transaction affects profit or loss. In the present case, it will be

ABENGOA

Consolidated financial statements

    reclassified to profit or loss as the finance expense originated by the loan hedged is recognized in the Consolidated Income Statement. As a result, Abengoa will reclassify the profit recognized in equity to the Consolidated Income Statement following the swaplet method, where each interest rate calculation period of the swap is called a swaplet.

    The balance calculated for each swaplet is recognized in the Consolidated Income Statement in the period of each swaplet. The amounts transferred from equity to the Consolidated Income Statement in 2013, 2012 and 2011 were a gain of €1,032 thousand, €7,695 thousand and €10,095 thousand, respectively, with an amount of €0 thousand (€1,032 thousand in 2012 and €8,727 thousand in 2011) yet to be transferred to the Consolidated Income Statement in the following years.

14.4.
Commodity price hedges

  In relation to hedges of commodity prices, as stated in Note 2.10 of the Consolidated Financial Statements of Abengoa for the year ended on December 31, 2013, the different activities carried on by Abengoa through its different segments (Biofuels, Recycling (until the sale of shareholding in Befesa) and Engineering and construction) expose the group to risks derived from the fair value of certain commodity prices (zinc, aluminum, grain, ethanol and gas).

  To hedge these risks, Abengoa uses derivative contracts and OTC derivatives for commodity prices.

  a)
  Cash flow hedges

    The table below shows a breakdown of the maturities of notional amounts for the commodity price derivatives designated as cash flow hedges at the 2013 and 2012 year end:

2013	Ethanol (Gallons)	Gas (MWh)	Grain (Bushels)	Zinc (Tons)	Aluminum (Tons)	Other (Tons)
Up to 1 year	94,752,000	2,814,591	41,735,000	—	120,642	—

Total	94,752,000	2,814,591	41,735,000	—	120,642	—

2012	Ethanol (Gallons)	Gas (MWh)	Grain (Bushels)	Zinc (Tons)	Aluminum (Tons)	Other (Tons)
Up to 1 year	14,987,300	5,202,000	32,090,000	67,920	800	908

Between 1 and 2 years	—	—	—	36,000	—	—

Total	14,987,300	5,202,000	32,090,000	103,920	800	908

    The table below shows a breakdown of the maturities of the fair value of commodity price derivatives designated as cash flow hedges at the 2013 and 2012 year end:

2013	Ethanol	Gas	Grain	Zinc	Aluminum	Other
	(€ thousands)
Up to 1 year	4,587	755	2,715	—	(14,759)	—

Total	4,587	755	2,715	—	(14,759)	—

ABENGOA

Consolidated financial statements

2012	Ethanol	Gas	Grain	Zinc	Aluminum	Other
	(€ thousands)
Up to 1 year	(387)	(369)	(368)	6,818	135	76
Between 1 and 2 years	—	—	—	(4,164)	—	—

Total	(387)	(369)	(368)	2,654	135	76

    The net amount of the fair value of commodity price derivatives designated as cash flow hedges transferred to the Income statement in 2013, 2012 and 2011 has been of €10,513 thousand, €-21,541thousand and €58,516 thousand respectively (see Note 18.3).

    The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at December 31, 2013 amounted to €-7,674 thousand (€8,761 thousand in 2012 and €28,286 thousand in 2011), see Note 18.3.

  b)
  Non-hedge accounting derivatives

    At the end of 2013 and 2012, the Group does not hold non-hedge accounting derivative financial instruments of commodity prices.

    The net amount of the fair value of commodity prices derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designed as hedges represented losses of €9,837 thousand (losses of €20,428 thousand in 2012 and losses of €19,142 thousand in 2011) (see Note 30.3).

Note 15. — Clients and other receivable accounts

15.1.
The breakdown of Clients and Other Receivable Accounts as of December 31, 2013 and 2012 is as follows:

Item	Balance as of 12.31.13	Balance as of 12.31.12
Trade receivables	566,930	1,064,838
Unbilled revenues	488,883	393,200
Bad debt provisions	(64,047)	(46,086)
Tax receivables	640,567	621,034
Other debtors	237,639	238,320

Total	1,869,972	2,271,306

  As a general rule, 'Unbilled revenues' are billed within the three months following completion of the work being performed on the project. Nevertheless, given the highly-tailored characteristics of some construction contracts, some projects may take longer to be billed due to specific billing milestones in the contracts. The total outstanding balances as of December 31, 2013 and 2012 are supported by contracts signed with such customers and do not include any receivables relating to customer claims.

  At the end of 2013 and the 2012 there were no balances with related parties (see Note 33.2).

15.2.
The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

ABENGOA

Consolidated financial statements

15.3.
The list of Clients and Other Accounts Receivable according to foreign currency as at December 31, 2013 and 2012 are as follows:

Currency	Balance as of 12.31.13	Balance as of 12.31.12
Algerian dinar	11,219	18,548
Dirhams (Morocco)	16,926	16,980
American dollar	259,751	169,211
New peruvian sol	25,883	59,931
Argentinian peso	9,988	11,278
Chilean peso	38,217	28,814
Mexican peso	78,155	85,171
Uruguayan peso	17,125	12,864
Brazilian real	56,344	109,984
Indian rupee	8,546	5,313
Chinese yuan	28,904	9,174
Polish zloty	13,685	1,278
Others	65,631	27,663

Total	630,374	556,209

15.4.
The following table shows the maturity detail of trade receivables as of December 31, 2013 and 2012:

Maturity	Balance as of 12.31.13	Balance as of 12.31.12
Up to 3 months	409,744	941,048
Between 3 and 6 months	43,305	49,271
Over 6 months	113,881	74,519

Total	566,930	1,064,838

15.5.
The credit quality of outstanding Trade receivables, that are neither past due nor impaired, may be assessed under the following categories:

Categories	Balance as of 12.31.13	Balance as of 12.31.12
Trade receivables subjet to non-recourse factoring by the bank	217,318	728,301
Trade receivables subject to recourse factoring by the bank	—	5,486
Trade receivables covered by credit insurance	2,276	21,805
Trade receivables in cash or by transfer	208,996	131,997
Trade receivables UTE/Public Entities/Other accounts	138,340	177,249

Total trade receivables	566,930	1,064,838

ABENGOA

Consolidated financial statements

15.6.
The movement in the bad debt provision for 2013 and 2012 is the following:

	Balance as of 12.31.13	Balance as of 12.31.12
Initial Balance	(46,086)	(29,077)
Provision for receivables impairment	(31,680)	(22,301)
Receivables written off during the year as uncollectible	533	(633)
Reversal of unused amounts	7,235	6,506
Change in consolidation	2,218	—
Reclassifications and other movements	3,733	(581)

Total	(64,047)	(46,086)

  The most significant variations in 2013 are primarily due to recognition of doubtful trade loans with debtor balances that mostly correspond to public clients in Spain and abroad, against whom the corresponding claims have been made for the amounts owing from various construction projects, supported by the company's formal procedures, depending on each case. Given the uncertainty in relation to the future recoverability of these loans, due to various factors but most of which are beyond the company's control, it has been decided to make the corresponding provision. Once the process has been definitively resolved, and in the event that it is favorable for the company, the corresponding provision will be reversed against the "Reversal of unused amounts" heading.

  The most significant variations for the year 2012 are due to the recognition of doubtful trade receivables mainly related to water infrastructure projects as well as other minor engineering and construction projects.

  Total provision for receivables impairment and reversal of unused amounts recognized in the Consolidated Income Statement for the year 2011 were €-4,897 thousand and €8,450 thousand, respectively.

15.7.
The Company maintains a number of non-recourse factoring lines of credit. The Company enters into these factoring agreements with certain financial institution by selling the Company's credit rights in certain commercial contracts. The factoring agreements are entered into on a non-recourse basis, meaning that the financial institutions undertake the credit risk associated with the Company's customers. The Company is responsible for the existence and legitimacy of the credit rights being sold to the financial institutions. Credit rights from recurring customers or with terms of up to one year are supported by annual revolving factoring lines of credit. Credit rights from non-recurring customers or with terms longer than a year are supported with global transfer agreements commencing on the date when the underlying commercial contract comes into force and expiring when the contracted works are completed.

  At the end of the 2013 financial year, approximately €285 million (€360 million in 2012 and €346 million in 2011) were factored and derecognized pursuant to the provisions of IAS39.

  The finance cost in the 2013 fiscal year derived from factoring operations amounted to €17 million (€24 million in 2012 and €20 million in 2011).

15.8.
Furthermore, as of December 31, 2013 collections amounted to €298 million (€196 million in 2012 and €0 million in 2011), related to a construction contract for a combined cycle plant in Mexico with a transfer agreement of the non-recourse collection rights signed with a financial institution under the 'Pidiregas' deferred financing scheme, in which a financial institution provides the funds required to construct the project until the provisional handover of the plant, when the amount of the contract is paid directly by the client to the financial institution. Consequently, Abengoa is being paid as the

ABENGOA

Consolidated financial statements

  construction milestones are completed. The financial expense associated with this scheme in 2013 amounted to €12 million (€20 million in 2012 and €0 million in 2011).

15.9.
The breakdown of Tax receivables as of December 31, 2013 and 2012 is as follows:

Item	Balance as of 12.31.13	Balance as of 12.31.12
Income and other taxes receivable	387,924	406,916
Social Security debtors	436	439
VAT charged	171,047	141,715
Witholdings tax and income tax advance	81,160	71,964

Total tax receivables	640,567	621,034

15.10.
The following table shows a breakdown of financial accounts receivable as of December 31, 2013 and 2012:

Description	Balance as of 12.31.13	Balance as of 12.31.12
Loans	570,321	289,843
Fixed-term deposits and down payments and lease deposits	97,934	116,677
Other financial assets	5,928	28

Total non-current portion	674,183	406,548

Loans	159,513	24,347
Fixed-term deposits and down payments and lease deposits	741,605	856,029

Total current portion	901,118	880,376

  This heading includes the loans, deposits and other accounts receivable considered as non-derivative financial assets not listed in an active market, with a maturity period of less than twelve months (current assets) or exceeding that period (non-current assets).

  The market value of these assets does not differ significantly from their carrying amount.

  Current and non-current loans for an amount of €730 million in 2013 (€314 million in 2012), mainly includes the convertible loan and credit note received in the sale of Befesa (see Note 7.1) amounting €225 million, an account receivable of €141.8 million resulting from a favorable resolution from the Court of Arbitration of the International Chamber of Commerce in relation with the arbitration against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (see Note 15.11), loans with associates amounting to €168 million, as well as credits with local administrations.

  Current and non-current fixed-term and deposits for an amount of €840 million (€973 million in 2012) includes primarily restricted investments in fixed-income securities and bank deposits.

  Other financial assets include other receivable amounts considered as non-derivative financial assets not listed in an active market, which are not classified in any of the other categories.

15.11.
In November 2011, two related arbitration proceedings were concluded in our favor in the International Court of Arbitration of the International Chamber of Commerce with seat in New York, United States. Our subsidiary ASA Bioenergy Holding A.G. ('ASA') was awarded favorably in relation to demands for certain breaches of contract by Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the 'Adriano' Defendants). In each of the procedings, Adriano filed various counterclaims which were appropriately answered by us. Both arbitration proceedings were decided

ABENGOA

Consolidated financial statements

  in ASA's favor, in October 2012, when we received confirmation from the International Chamber of Arbitration in the approximate total amount of USD 118.3 million plus accrued interest. Adriano Defendants presented motions to vacate such arbitral awards in the ordinary courts of New York City, which was in turn decided in our favor, with full confirmation on the validity of the two awards in first instance. As a result, the Defendants appealed in the Second Circuit Court in New York. The appeal hearing took place in New York in December 2013. On January, 2014 the Second Circuit Court has decided again in favor of ASA. The last action that Adriano can take is to appeal to the Supreme Tribunal, which has remote chances of success, in the Directors opinion. In addition, the Company has started the actions to recognition of the awards in Brazil. The purpose of this process is the verification of purely formal requirements of the Court of Arbitration decision and does not include an analysis of the basis of the conclusion. Although the defendants do not agree with the process of recognition of the awards, the Company's local lawyers consider that the probability of non-recognition is remote.

  The resolution of the Second Circuit Court provides additional evidence of the existence of an account receivable as of December 31, 2013. As a result, an income and an account receivable have been recorded as of that date for an amount of € 142 million.

Note 16. — Inventories

16.1.
Inventories as of December 31, 2013 and 2012 were as follows:

Item	Balance as of 12.31.13	Balance as of 12.31.12
Goods for sale	15,817	39,676
Raw materials and other supplies	112,657	147,499
Work in progress and semi-finished products	1,160	3,940
Projects in progress	58,588	50,856
Finished products	64,582	103,218
Advance Payments to suppliers	78,177	81,637

Total	330,981	426,826

  Inventories for entities located outside Spain were €219,447 thousand (€249,233 thousand in 2012).

16.2.
There are no restrictions on the availability of inventories, with the exception of guarantees provided for construction projects in the normal course of business, which are released as the contractual milestones of the project are achieved.

Note 17. — Cash and cash equivalents

  The following table sets out the detail of Cash and cash equivalents at December 31, 2013 and 2012:

Item	Balance as of 12.31.13	Balance as of 12.31.12
Cash at bank and on hand	1,630,597	1,625,195
Bank deposit	1,321,086	787,989

Total	2,951,683	2,413,184

ABENGOA

Consolidated financial statements

  The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	12.31.13		12.31.12
Currency	Domestic companies	Non-domestic companies	Domestic companies	Non-domestic companies
Euro	934,785	220,265	639,055	154,258
US dollar	641,729	767,361	404,870	537,019
Swiss franc	592	59	2,541	70
Sterling pound	3	4	1,158	71
Argentinian peso	—	9,061	—	5,220
Peruvian sol	7	58,380	490	15,427
Algerian dinar	525	42,026	—	22,724
Brazilian real	—	222,167	10	521,927
South african rand	37	27,583	344	78,443
Others	7,000	20,099	3,543	26,014

Total	1,584,678	1,367,005	1,052,011	1,361,173

Note 18. — Shareholders' equity

18.1.
Share capital

  As of December 31, 2013 the share capital amounts to €91,856,888.71 represented by two distinct classes of 825,562,690 shares completely subscribed and disbursed:

  •
  84,445,719 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights ('Class A Shares').

  •
  741,116,971 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which afford its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company's by laws ('Class B Shares' and, together with class A shares, 'Shares with Voting Rights').

  On October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and on October 29, 2013 we issued, as a result of the exercise of the option to purchase additional shares to cover over-allotment by the underwriters of the capital increase, 37,500,000 additional Class B shares ('greenshoe' option). The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the greenshoe option, of €517.5 million.

  With the net proceeds of the capital increase, the Company has repaid in 2013 and intends to repay some of its corporate debt with maturities in 2014, totaling approximately €347 million including: (a) the first installment due under the Official Credit Institute Loan (€50 million); (b) the entirety of the EIB R&D&i 2007 Credit Facility and the EIB 2007 Credit Facility (€109 million); (c) installments due under the Swedish Export Buyer Credit Agreement and the Second Swedish Credit Agreement (€127 million); (d) and certain corporate loans of some of our subsidiaries (€37 million). The remaining part of the issue will be held for additional financial flexibility. The capital increase will strengthen the company's balance sheet, reinforcing and optimizing its capital structure, as well as diversifying its sources of financing by providing access to the US capital markets.

  Moreover, the controlling shareholder, Inversión Corporativa IC, S.A., has subscribed 35,000,000 shares with an investment of €63 million, so that following the capital increase the Inversión

ABENGOA

Consolidated financial statements

  Corporativa group holds a 57.79% shareholding. As part of the capital increase, the company and Inversión Corporativa IC, S.A. agreed a lock-up clause for a period of 180 days under the standard terms for these types of transactions.

  Class A and B shares are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. The Company presents mandatory financial information on a quarterly and semiannual basis.

  The new class B shares issued in the capital increase in 2013, are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares (with five Class B shares exchangeable for one American Depositary Share).

  In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages and the information received from relevant parties, shareholders with a significant holding as of December 31, 2013 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	51.60
Finarpisa, S.A. (*)	6.19

(*)
Inversión Corporativa Group.

  On September 30, 2012, the Extraordinary General Shareholders' Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which have been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they hold ('the Capital increase'). Consequently, this capital increase did not cause any dilution or concentration with respect to the shareholders previous ownership.

  The General Shareholders' Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of a number of converted class A shares to by 0.99 euros per share, with a credit to restricted reserves.

  In the context of the Capital increase, Inversión Corporativa IC, S.A. ('Inversión') has agreed to (i) limit its voting rights to the 56% of the total voting rights of Class A shares and to guarantee (ii) that the percentage of voting shares held by Inversión Corporativa (whether they are class A shares or class B ordinary shares) over the total shares of the Company shall at no time be lower than one fourth of the percentage of voting rights that those shares provide to Inversión Corporativa, with respect to its total voting rights in the Company, meaning that its voting rights may not exceed four times its economic rights. Should that threshold be exceeded, Inversión Corporativa will transfer class A ordinary shares, or convert class A shares into class B shares, in such number as may be necessary to maintain such proportion.

  During 2013 four capital conversions took place, through which 1,173,788 Class A shares were converted into class B shares, which has resulted in a reduction of capital of €1,162 thousand.

  Since the approval by the General Shareholder's Meeting (September 30, 2012) of the afore-mentioned voluntary conversion light conversion right of class A shares into class B shares, eight

ABENGOA

Consolidated financial statements

  capital conversions have taken place after eight conversion windows periods; the last one has finalized on January 15, 2014.

  After such capital conversions the share capital as of January 27, 2014 after the end of the eighth conversion period amounts to €91,223,623.33 represented by two distinct classes of 825,562,690 shares completely subscribed and disbursed: 83,806,057 class A shares and 741,756,633 class B shares.

  On November 4, 2011, Abengoa, S.A. closed an investment transaction with First Reserve Corporation (FRC), a US Investment Fund specialized in Private Capital and Investments within the energy sector, by virtue of which it invested €300 million in Abengoa's stock capital, through the issuance of 17,142,858 new class B shares at a nominal value of €0.01 per share, at a nominal price plus a premium of €17.50 per share.

  At the same time, Abengoa issued 4,020,124 warrants of class B shares, at an exercise price of €0.01, which are transmissible, and which shall afford FRC the right to subscribe a class B share from Abengoa for each warrant and to receive a cash sum equivalent to the dividend per share and other distributions, for a period of 5 years. As a consequence of the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012, FRC received 16,080,496 warrants of class B shares, at an exercise price of €0.01.

  The General Shareholders' meeting held on April 7, 2013 approved a dividend of €0.072 per share, which totals €38,741 thousand, compared to €37,664 thousand in the previous year. On April 9, 2013 the dividend was paid.

18.2.
Parent company reserves

  The following table shows the amounts and movements of the Parent Company Reserves in 2013, 2012 and 2011:

	Balance as of 12.31.12	Distribution of 2011 profits	Capital increase	Other movements	Balance as of 12.31.13
Share premium	388,752	—	514,625	—	903,377
Revaluation reserve	3,679	—	—	—	3,679
Other reserves of the parent company:
— Unrestricted reserves	219,426	70,390	(16,865)	(84,173)	188,778
— Legal reserves	16,549	6,365	1,162	—	24,076

Total	628,406	76,755	498,922	(84,173)	1,119,910

	Balance as of 12.31.11	Distribution of 2010 profits	Capital increase	Other movements	Balance as of 12.31.12
Share premium	388,752	—	—	—	388,752
Revaluation reserve	3,679	—	—	—	3,679
Other reserves of the parent company:
— Unrestricted reserves	202,178	26,595	(4,305)	(5,042)	219,426
— Legal reserves	4,607	7,140	4,802	—	16,549

Total	599,216	33,735	497	(5,042)	628,406

ABENGOA

Consolidated financial statements

	Balance as of 12.31.10	Distribution of 2009 profits	Capital increase	Other movements	Balance as of 12.31.11
Share premium	110,009	—	278,743	—	388,752
Revaluation reserve	3,679	—	—	—	3,679
Other reserves of the parent company:
— Unrestricted reserves	203,716	93,024	(46,767)	(47,795)	202,178
— Legal reserves	4,607	—	—	—	4,607

Total	322,011	93,024	231,976	(47,795)	599,216

  The amount corresponding to 'Other movements' for 2013, 2012 and 2011 is mainly part of operations carried out with treasury shares.

  The Legal Reserve is created in accordance with Article 274 the Spanish Corporate Law (Ley de Sociedades de Capital), which states that in all cases an amount of at least 10% of the earnings for the period will be allocated to this reserve until at least 20% of the share capital is achieved and maintained. The Legal Reserve may not be distributed and, if used to compensate losses in the event that there are no other reserves available to do so, it should be replenished from future profits.

  On November 19, 2007, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. Replacing this liquidity agreement, on January 8, 2013, the company entered into a liquidity agreement on class A shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19.

  As of December 31, 2013 treasury stock amounted to 40,009,307 shares (14,681,667 shares in 2012 and 2,913,435 shares in 2011), which 5,382,896 are class A shares and 34,626,411 are class B shares.

  Regarding the operations carried out during the year, the number of treasury stock purchased amounted to 8,125,581 class A shares and 62,025,632 class B shares and treasury stock transferred amounted to 5,681,820 class A shares and 39,141,753 class B shares, with a net result of €-89,612 thousand recognized in equity (€-961 thousand in 2012 and €-2,144 thousand in 2011).

  The proposed distribution of 2013 profits of the Parent Company:

Distribution	Balance as of 12.31.13
Legal reserve	343
Unrestricted reserves	102,040
Dividends	91,637

Total	194,020

  The proposed distribution of 2013 profits involves the payment of €0.111 per share in 2014. The Company paid a dividend of €0.072 per share in 2013.

18.3.
Other reserves

  Other reserves include the impact of the valuation of derivative instruments and available for sale investments at the end of the year.

ABENGOA

Consolidated financial statements

        The following table shows the balances and movements of Other reserves by item for 2013, 2012 and 2011:

	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2012	(282,600)	2,334	(280,266)
— Gains/(losses) on fair value for the year	89,584	(616)	88,968
— Transfer to the Consolidated Income Statement	88,924	—	88,924
— Tax effect	(53,385)	1,595	(51,790)
— Transfers between other reserves and retained earnings	(6,292)	—	(6,292)

Balance as of December 31, 2013	(163,769)	3,313	(160,456)

	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2011	(180,034)	644	(179,390)
— Gains/(losses) on fair value for the year	(237,614)	1,440	(236,174)
— Transfer to the Consolidated Income Statement	96,172	—	96,172
— Tax effect	38,876	341	39,217
— Transfers between other reserves and retained earnings	—	(91)	(91)

Balance as of December 31, 2012	(282,600)	2,334	(280,266)

	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2010	(101,283)	2,336	(98,947)
— Gains/(losses) on fair value for the year	(123,437)	(2,547)	(125,984)
— Transfer to the Consolidated Income Statement	7,578	—	7,578
— Tax effect	33,747	764	34,511
— Transfers between other reserves and retained earnings	3,361	91	3,452

Balance as of December 31, 2011	(180,034)	644	(179,390)

  For further information on hedging activities, see Note 14.

18.4.
Accumulated currency translation differences

  The amount of accumulated currency translation differences for fully and proportionally consolidated companies and associates at the end of 2013, 2012 and 2011 is as follows:

	Balance as of 12.31.13	Balance as of 12.31.12	Balance as of 12.31.11
Currency translation differences:
— Fully and proportionally consolidated companies	(545,950)	(153,246)	42,943
— Associates	(36,885)	(14,134)	(1,589)

Total	(582,835)	(167,380)	41,354

ABENGOA

Consolidated financial statements

  In 2013, the decrease in the accumulated currency translation differences is mainly due to the depreciation of the Brazilian Real against the Euro.

  For the year 2012, the decrease in the accumulated currency translation differences is mainly due to the depreciation of the Brazilian Real and US Dollar against the Euro.

18.5.
Retained earnings

  The breakdown and movement of Retained earnings during the 2013, 2012 and 2011 fiscal years are as follows:

	Balance as of 12.31.12	Dist. of 2012 profit	2013 profit	Other movements	Balance as of 12.31.13
Reserves in full & proportionate consolidated entities	772,943	(77,687)	—	40,169	735,425
Reserves in equity method investments	18,938	17,561	—	(20,991)	15,508
Parent company dividends and reserves	—	115,496	—	(115,496)	—

Total reserves	791,881	55,370	—	(96,318)	750,933

Consolidated profits for the year	94,020	(94,020)	110,324	—	110,324
Profit attributable to non-controlling interest	(38,650)	38,650	(8,879)	—	(8,879)

Profit attributable to the parent company	55,370	(55,370)	101,445	—	101,445

Total retained earnings	847,251	—	101,445	(96,318)	852,378

	Balance as of 12.31.11	Dist. of 2011 profit	2012 profit	Other movements	Balance as of 12.31.12
Reserves in full & proportionate consolidated entities	491,110	298,771	—	(16,938)	772,943
Reserves in equity method investments	17,323	3,975	—	(2,360)	18,938
Parent company dividends and reserves	—	71,399	—	(71,399)	—

Total reserves	508,433	374,145	—	(90,697)	791,881

Consolidated profits for the year	395,482	(395,482)	94,020	—	94,020
Profit attributable to non-controlling interest	(21,337)	21,337	(38,650)	—	(38,650)

Profit attributable to the parent company	374,145	(374,145)	55,370	—	55,370

Total retained earnings	882,578	—	55,370	(90,697)	847,251

ABENGOA

Consolidated financial statements

	Balance as of 12.31.10	Dist. of 2010 profit	2011 profit	Other movements	Balance as of 12.31.11
Reserves in full & proportionate consolidated entities	461,984	87,001	—	(57,875)	491,110
Reserves in equity method investments	8,352	9,043	—	(72)	17,323
Parent company dividends and reserves	—	111,118	—	(111,118)	—

Total reserves	470,336	207,162	—	(169,065)	508,433

Consolidated profits for the year	263,311	(263,311)	395,482		395,482
Profit attributable to non-controlling interest	(56,149)	56,149	(21,337)		(21,337)

Profit attributable to the parent company	207,162	(207,162)	374,145	—	374,145

Total retained earnings	677,498	—	374,145	(169,065)	882,578

  Amounts included under 'Other movements' mainly refer to the acquisition of various non-controlling interests, the effects of which is recorded in net equity as required by the revised IFRS 3.

  The Reserves in full and proportionate consolidated entities and equity method investments are as follows:

	Balance as of 12.31.13		Balance as of 12.31.12		Balance as of 12.31.11
Business unit	F.C/P.C	E.M.	F.C/P.C	E.M.	F.C/P.C	E.M.
Engineering and construction	727,792	9,164	571,151	46,366	402,512	(2,361)
Concession-type infraestructure	173,800	6,976	128,205	(33,378)	20,459	7,189
Industrial production	(166,167)	(632)	73,587	5,950	68,139	12,495

Total	735,425	15,508	772,943	18,938	491,110	17,323

Note 19. — Non-recourse financing (project financing)

        As indicated in Note 2.2, there are certain entities within the Group for which, in general, the main commercial purpose is the long-term development of integrated products which are financed through non-recourse project finance. This note outlines the non-recourse financing linked to the assets included in Note 10 of these Consolidated Financial Statements.

        Non-recourse financing is generally used for constructing and/or acquiring an asset, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In most of the cases, the assets and/or contracts are set up as guarantee to ensure the repayment of the related financing.

        Compared to corporate financing, non-recourse financing has certain key advantages, including a greater leverage period permitted and a clearly defined risk profile.

ABENGOA

Consolidated financial statements

19.1.
The balances and movements for 2013 and 2012 of non-recourse financing are set out in the table below:

	Non-recourse financing — long-term	Non-recourse financing — short term	Total
Balance as of 12.31.12	4,678,993	577,779	5,256,772
Increases	1,666,324	164,506	1,830,830
Decreases (reimbursement)	(477,684)	(476,417)	(954,101)
Currency translation differences	(285,264)	(63,015)	(348,279)
Changes in consolidation and reclassifications	153,782	381,946	535,728

Balance as of 12.31.13	5,736,151	584,799	6,320,950

  The increase in 2013 was mainly due to the consolidation of Arizona Solar One (see Notes 2.1.1 and 6.3) by €809 million and to new drawnings related to transmission lines projects (€605 million). In addition, the Company obtained new financing for the cogeneration plant in Tabasco, Mexico (€566 million). There were also new drawnings for thermosolar projects (€366 million), mainly Solaben 1 and 6 (€200 million).

  Additionally, the Company has repaid €377 million corresponding to the existing debt of the cogeneration plant in Tabasco, Mexico, which has been replaced by a new financing as referred to above. Furthermore, there have been repayments of debt related to thermosolar projects (€175 million) and transmission lines (€122 million). Non-recourse financing also decreased due to the sale of Befesa (€369 million), to the classification of Qingdao as held for sale (€106 million) and to translation differences (€348 million) mainly caused by the depreciation of Brazilian real with respect to the euro.

	Non-recourse financing — long-term	Non-recourse financing — short term	Total
Balance as of 12.31.11	4,982,975	407,135	5,390,110
Increases	780,859	62,311	843,170
Decreases (reimbursement)	(18,878)	(155,894)	(174,772)
Currency translation differences	(150,735)	(32,826)	(183,561)
Changes in consolidation and reclassifications	(915,228)	297,053	(618,175)

Balance as of 12.31.12	4,678,993	577,779	5,256,772

  During 2012 the increase in non-recourse financing was mainly due to drawings in relation to transmission lines amounting to €549 million. In addition, €217 million were drawn in relation with new solar projetcs and €48 million in relation to the co-generation project in Tabasco, Mexico. On the other hand, non-recourse financing decreased due to de-consolidation of companies resulting from the initial application of IFRS10 and 11 as of January 1, 2012 (€635 million) and due to translation differences (€-184 million decrease) mainly caused by the depreciation of Brazilian real with respect to the euro.

19.2.
Within the assets on the Consolidated Statement of Financial Position and under the Cash and Cash equivalent and Financial Receivables (Current and non-current) headings, there are debt service reserve accounts in the amount of €156 million relating to project finance in 2013 (€192 million in 2012).

ABENGOA

Consolidated financial statements

19.3.
Appendix IX of this consolidated report details the Project companies as of the end of 2013 which are financed by Non-recourse project finance.

19.4.
The repayment schedule for Non-recourse project financing, at the end of 2013 is as follows and is consistent the projected cash flows of the related projects.

2014	2015	2016	2017	2018	Subsequents years
584,799	653,369	596,008	290,075	452,199	3,744,500

  Included within the amounts repayable there are balances relating to operations financed through non-recourse bridge loans (see Note 19.6) which will be repaid upon granting long-term non-recourse project financing.

19.5.
Non-recourse financing projects entered into in 2013 and 2012 (in Millions of Euros) is as follows:

Project	Year	Country	Amount committed	Amount drawn
Palmatir, S.A.	2013	Uruguay	84	43
Solaben Electricidad Uno y Seis	2013	España	200	200
Abengoa Transmisión Norte S.A. (ATN)	2013	Perú	83	83
ATE XIII, Norte Brasil Transmissora de Energía S.A.	2013	Brasil	70	70
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	2013	México	512	497

Total year 2013			949	893

Befesa Desalination Developments Ghana Limited	2012	Ghana	67	—
Kaxu Solar One (Pty) Ltd. (*)	2012	Sudáfrica	488	45
Khi Solar One (Pty) Ltd. (*)	2012	Sudáfrica	218	43
Transmisora Baquedano, S.A.	2012	Chile	30	—
Transmisora Mejillones S.A.	2012	Chile	26	—
ATE XIII, Norte Brasil Transmissora de Energía S.A	2012	Brasil	388	338
Abengoa Transmisión Norte S.A. (ATN)	2012	Perú	68	64

Total year 2012			1,285	490

  (*)
  Project companies included in the consolidation group by the equity method after application of IFRS 10 and 11 effective from January 1, 2013 and retroactively applied until January 1, 2012.

19.6.
Non-recourse project finance applied to projects also includes Non-Recourse Finance in Process. This relates to certain operations which are financed in a similar manner to non-recourse projects, generally by financial entities, and which are earmarked to be future development projects which typically will eventually be financed through non-recourse project finance. Receiving finance in process is in effect similar to receiving traditional customer prepayments during various early phases of construction of a project; Non-recourse finance in process varies slightly from traditional prepayments, however, in that it is not received from customers but from a financial entity. Such funding typically relates to transitional financing phases of a project (typically periods of less than 2-3 years) during the launch and construction phase of goods/projects which once completed and ready for operation become financed under the non-recourse project finance model (See Note 2.5).

  However, if during the transitory period there is a risk of non-compliance with the debt repayment schedule necessary for the formalization of Project Finance (or of construction, which will ultimately require financing), this would be reclassified to elsewhere on the Consolidated Statement of Financial Position, depending upon the nature of the arrangement, typically being Loans with financial entities.

ABENGOA

Consolidated financial statements

  The table below lists projects with non-recourse financing in progress as of December 31, 2013 (amount in thousands of euros):

	ATN 3	ATE XVI Miracema	ATE XVII Milagres	ATE XVIII Estreito	Hospital Manaus	Cadonal
Project start date	June-13	March-13	March-13	March-13	April-13	December-12
Planned end date	August-16	August-16	May-16	January-16	March-15	March-15
Contract price (EPC)	83,528	390,667	92,889	83,711	145,235	77,858
ST financing start date	June-13	March-13	August-13	September-13	December-13	May-13
ST financing maturity date	June-15	July-15	August-15	September-15	June-15	May-15
Anticipated LT financing start date	June-15	July-15	July-15	March-15	June-14	April-14
LT financing duration	Up to 15 years	Up to 15.5 years	Up to 15 years	Up to 15 years	Up to 12 years	Up to 19.5 years
Total amount of LT financing (€ thousand)	72,633	340,759	52,993	52,377	109,067	64,643
19.7.
Current and non-current loans with credit entities include amounts in foreign currencies for the total of €3,958,597 thousand (€2,722,189 thousand in 2012).

  The equivalent in euros of the most significant foreign-currency-denominated debts held by the Group is as follows:

	12.31.13		12.31.12
Currency	Non-domestic companies	Domestic companies	Non-domestic companies	Domestic companies
Krona (Sweden)	—	—	1,135	—
Dinar (Algeria)	390,089	—	376,902	—
Dollar (USA)	2,111,663	67,875	899,248	70,148
Peso (Chile)	4,767	—	—	—
Peso (Uruguay)	—	—	36,784	—
Real (Brazil)	1,384,203	—	1,231,727	—
Yuan (China)	—	—	106,245	—

Total	3,890,722	67,875	2,652,041	70,148

Note 20. — Corporate financing

20.1.
The breakdown of the corporate financing as of December 31, 2013 and 2012 is as follows:

Non-current	Balance as of 12.31.13	Balance as of 12.31.12
Credit facilities with financial entities	1,959,339	2,506,005
Notes and bonds	2,638,083	1,643,926
Finance lease liabilities	27,093	28,049
Other loans and borrowings	110,630	178,464

Total non-current	4,735,145	4,356,444

ABENGOA

Consolidated financial statements

Current	Balance as of 12.31.13	Balance as of 12.31.12
Credit facilities with financial entities	636,733	536,052
Notes and bonds	256,443	30,881
Finance lease liabilities	12,945	11,885
Other loans and borrowings	13,143	11,566

Total current	919,264	590,384

Total corporate financing	5,654,409	4,946,828

20.2.
Credit facilities with financial entities

a)
The amount of current and non-current credit facilities with financial entities as of December 31, 2013 includes debts denominated in foreign currencies in the amount of €278,511 thousand (€259,242 thousand in 2012).

    The most significant amounts of debt in foreign currencies with financial entities are as follows:

	12.31.13		12.31.12
Currency	Non-domestic companies	Domestic companies	Non-domestic companies	Domestic companies
Dollar (USA)	104,602	112,609	35,532	190
Franc (Switzerland)	—	—	—	99
Peso (Mexico)	15,642	—	19,730	—
Real (Brazil)	178	—	202,719	—
Rand (South Africa)	34,509	—	—	—
Rupee (Indian)	9,640	—	—	—
Sol (Peru)	793	—	491	—
Yuan (China)	538	—	481	—

Total	165,902	112,609	258,953	289

  b)
  The following table shows a list of credit facilities with financial entities:

Loan details	Year granted	Granted amount	Outstanding	Expiry
Loan with Instituto de Crédito Oficial	2007	151,389	151,389	jul-16
Loan with the European Investment Bank (R&D&i)	2007	109,069	109,069	aug-14
Inabensa financing	2010-2013	407,204	318,960	2014-2020
Abener Energía S.A. financing	2010-2013	469,819	331,440	2014-2024
Forward Start Facility 2012	2012	1,663,210	1,421,797	jul-16
Other borrowings	Various	263,417	263,417	Various

Total		3,064,108	2,596,072

    With the aim of minimizing the volatility in interest rates of financial operations, specific contracts are signed to hedge the possible variations that may occur (See Note 14).

    The long-term syndicated financing loan was signed for the purposes of financing investments and general financing requirements of Abengoa, S.A. and all the companies of the group without non-recourse financing.

ABENGOA

Consolidated financial statements

    On April 27, 2012, the Company signed the refinancing and syndication of €1,566,210 thousand of its long-term corporate debt. The refinancing was led by a group of national and international entities, which acted as arrangers and bookrunners for the transaction. On May 22, 2012 and according to the option included in the contract, the principal amount was increased by €47,000 thousand and on July 11, 2012 it was additionally increased by €50,000 thousand, so the refinancing amounted to 1,663,210 thousand. The refinancing was supported by 37 international financial institutions.As of December 31, 2013, borrowings under the 2013 Forward Start Facility amounted to €1,416,710 thousand.

    On December 23, 2013 there was a repayment of the Forward Start Facility 2012 against the maturity of July 2014 for an amount of €246,500 thousand.

    Interest rate applicable is Euribor plus a margin of 3.75% until January 20, 2013, 4.00% until January 2015 and 4.25% until July 20, 2016.

    In addition, the bilateral loans with the Official Credit Institute (ICO) and the European Investment Bank (EIB) are aimed at financing specific investment programs, more notably overseas programs, as well as R&D&i programs.

    Furthermore, some subsidiaries of Abengoa, S.A. undersigned long-term loans with various entities, including two financing agreements signed with a group of financing entities backed by an EKN (Swedish Export Credit Agency) guarantee to finance industrial machinery in various projects:

    To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a Corporate Net Debt/EBITDA financial ratio with the financial institutions.

    According to the financing agreements, the maximum limit of this ratio is 3.0 for the years 2012, 2013 and until December 30, 2014 and 2.5 starting December 31, 2014. As of December 31, 2013 and 2012, Corporate Net Debt/EBITDA financial ratio was 1.69 and 1.80 respectively, according to the conditions of the financing agreements.

  c)
  As of December 31, 2013 the debt repayment calendar was as set out in the following table:

	2014	2015	2016	2017	2018	Subsequent years	Total
FSF 2012	240,881	505,114	675,802	—	—	—	1,421,797
EIB financing	109,069	—	—	—	—	—	109,069
ICO financing	51,476	49,942	49,971	—	—	—	151,389
Abener Energia SA financing	73,998	61,749	41,837	34,795	46,361	72,700	331,440
Instalaciones Inabensa SA financing	70,918	59,699	55,098	54,519	52,048	26,678	318,960
Remaining loans and credits	90,391	30,529	10,127	18,320	9,222	104,828	263,417

Total	636,733	707,033	832,835	107,634	107,631	204,206	2,596,072

    The exposure of the Group to movements in interest rates and the dates at which prices are revised is specified in Note 4 on the management of financial risks. Corporate financing is mainly based in variable interest rates, as such its fair value is close to its book value. The fair

ABENGOA

Consolidated financial statements

    value is based on discounted cash flows, applying a discount rate being that of the third-party loan.

  d)
  The balance of interest payable is €39,664 thousand as of 2013 (€17,890 thousand in 2012) and is included under 'Short-term borrowings'.

  e)
  Real estate pledged against mortgages corporate financing as of December 31, 2013 is not significant.

  f)
  The average interest rates associated with the debt facilities reflect normal levels in each of the regions and areas in which the facility was agreed upon.

  g)
  The average cost of total financing during 2013 was 7.1%.

20.3.
Notes and bonds

  The table below shows the maturities of the existing notes as of December 31, 2013:

	2014	2015	2016	2017	2018	2019	2020
Convertible notes Abengoa	100,100	—	—	250,000	—	400,000	—
Ordinary notes Abengoa	—	300,000	500,000	472,246	550,000	—	326,940
Euro-Commercial Paper Programme (ECP) (*)	104,912	—	—	—	—	—	—

Total	205,012	300,000	500,000	722,246	550,000	400,000	326,940

  (*)
  With possibility of renewal

  Convertible notes 2014

  On July 24, 2009, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions in Europe for the amount of €200 million. On January 17, 2013, Abengoa, S.A. repurchased a nominal amount of €99.9 for a purchase price of €108.8 million. The terms and conditions of the issuance are currently as follows:

  a)
  The nominal amount of the notes is one hundred million and one hundred thousand Euros (€100.1 million) with maturity set at five (5) years.

  b)
  The Notes accrue a fixed annual interest of 6.875% payable semiannually.

  c)
  The 2014 Convertible Notes are convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €21.12 per ordinary share of Abengoa and was adjusted to €20.84 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €4.17 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders' Meeting held on September 30, 2012. Additionally, the conversion price has been adjusted to €3.81 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013.

  d)
  Pursuant to the Terms and Conditions, in the event that investors decide to exercise their right of conversion, the Company may decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash.

ABENGOA

Consolidated financial statements

  As described in Note 2.18.1 in Significant accounting policies, in accordance with IAS 32 and 39 and the Terms and Conditions of the issuance, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This happens with 2014, 2017 and 2019 convertible bonds.

  The carrying value amount of the liability component of this note at December 31, 2013 amounted to 96,183 thousand (€178,720 thousand at December 31, 2012, corresponding to a nominal amount of €200 million).

  At December 31, 2013, the fair value of the derivative liability embedded in the convertible bond is €984 thousand, while its fair value as of December 31, 2012 amounted to €21,313 thousand. The decrease in fair value has been recorded as an income amounting to €9,672 thousand in 'Other net finance income/expense' in the Consolidated Income Statement for the year ended December 31, 2013 (€24,788 thousand in 2012 and €4,360 thousand in 2011), see Note 30.3.

  Additionally, a net loss of €4,815 thousand was recorded due to the partial repayment of the convertible notes due 2013, the repayment resulted in an income of €7,212 thousand due to the fair value measurement of the cancelled embedded derivative component and a loss of €12,027 thousand due to the difference between the amount paid and the cancelled components of the liability.

  The key data for the valuation model were the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set out in the table below:

	12.31.2013	12.31.2012
'Spot Abengoa' Price (euros)	2.18	2.34
'Strike' Price (euros)	3.81	4.17
Maturity	07/24/2014	07/24/2014
Volatility	40%	65%
Number of shares	52,493,438	47,961,631

  Furthermore, in order to partially hedge the derivatives embedded in the notes convertible, during the years 2011 and 2010 the Company purchased two call options over 7,000,000 Abengoa's own shares with a strike price of €21.125 per share, maturing on July 24, 2014 (over 35,000,000 Abengoa's shares with a strike price of €4.22 after the distribution of class B. shares approved by the Extraordinary General Meeting held on September 30, 2012).

  These options hedge around 67% of the notes in the event of conversion.

  The fair value of the options at December 31, 2012, calculated using the Black-Scholes model, was €4,714 thousand, while the fair value was €419 thousand at December 31, 2013. The decrease in fair value has been recorded as a finance expense amounting to €4,295 thousand recorded in 'Other net finance income/expense' in the Consolidated Income Statement (an expense of €15,320 thousand in 2012 and an expense of €19,446 thousand in 2011), see Note 30.3. As of December 31, 2013 the listed price of these bonds was 102.006%.

ABENGOA

Consolidated financial statements

  The key data for the valuation model included the share price, the estimated profitability of the dividend, the envisaged life of maturity, an interest rate and underlying volatility as set forth in the table below:

	12.31.2013	12.31.2012
'Spot Abengoa' Price (euros)	2.18	2.34
'Strike' Price (euros)	4.22	4.22
Maturity	07/24/2014	07/24/2014
Volatility	47%	51%
Number of shares	35,000,000	35,000,000

  Convertible notes 2017

  On February 3, 2010, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions for the amount of €250 million. The terms and conditions of the issuance are currently as follows:

  a)
  The Notes were issued for two hundred million Euros (€250 million) with maturity set at seven (7) years.

  b)
  The Notes accrue a fixed annual interest of 4.5% payable semiannually.

  c)
  The 2017 Convertible Notes are convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €30.27 per ordinary share of Abengoa and was adjusted to €29.87 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €5.97 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders' Meeting held on September 30, 2012. Additionally, the conversion price has been adjusted to €5.45 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013.

  d)
  Pursuant to the Terms and Conditions, in the event that investors decide to exercise their right of conversion, the Company may decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash.

  The carrying value amount of the liability component of this bond at December 31, 2013 amounted to 203,422 thousand (€191,516 thousand at December 31, 2012).

  Additionally, at December 31, 2013, the fair value of the derivative liability embedded in the convertible bond is €2,887 thousand, while its fair value as of December 31, 2012 amounted to €39,306 thousand. The decrease in fair value has been recorded as an income amounting to €36,419 thousand in 'Other net finance income/expense' in the Consolidated Income Statement for the year ended December 31, 2012 (€16,885 thousand in 2012 and €3,194 thousand in 2011), see Note 30.3.

ABENGOA

Consolidated financial statements

  The key data for the valuation model included the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.2013	12.31.2012
'Spot Abengoa' Price (euros)	2.18	2.34
'Strike' Price (euros)	5.45	5.97
Maturity	02/03/2017	02/03/2017
Volatility	39%	65%
Number of shares	45,871,560	41,876,047

  Furthermore, in order to partially hedge the derivatives embedded in the notes convertible, during the years 2011 and 2010 the Company purchased two call options over 7,100,000 Abengoa's own shares with a strike price of €30.27 per share, maturing on February 3, 2017 (over 35,500,000 Abengoa's own shares with a strike price of €6.05 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012).

  These options hedge around 76% of the notes in the event of conversion.

  The fair value of the options at December 31, 2012, calculated using the Black-Scholes model, was €4,065 thousand, while the fair value was €2,322 thousand at December 31, 2013. The decrease in fair value has been recorded as a finance expense amounting to €1,743 thousand recorded in 'Other net finance income/expense' in the Consolidated Income Statement (€17,139 thousand in 2012 and €17,812 thousand in 2011), see Note 30.3. As of December 31, 2013 the listed price of these bonds was 100.453%.

  The key data for the valuation model included the share price, the estimated profitability of the dividend an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.2013	12.31.2012
'Spot Abengoa' Price (euros)	2.18	2.34
'Strike' Price (euros)	6.05	6.05
Maturity	02/03/2017	02/03/2017
Volatility	43%	43%
Number of shares	35,500,000	35,500,000

  On February 3, 2015, holders of the 2017 Convertible Notes will have the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date.

  Convertible notes 2019

  On January 17, 2013, Abengoa, S.A. issued €400 million aggregate principal amount among qualified and institutional investors of 6.25% convertible notes due 2019 (the '2019 Convertible Notes'). The notes are convertible into class B shares. In summary, the final terms and conditions of the issuance are as follows:

  a)
  The Notes were issued for four hundred million Euros (€400 million) with maturity set at six (6) years.

  b)
  The Notes accrue a fixed annual interest of 6.25% payable semiannually.

  c)
  The Notes are convertible, at the option of noteholders into fully paid class B shares.

ABENGOA

Consolidated financial statements

  d)
  In the event that investors decide to exercise their right of conversion, the Company may decide to repay the notes in shares, cash or a combination of cash and shares.

  e)
  The 2019 Convertible Notes are convertible into class B shares of the Parent Guarantor credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The initial conversion price is three Euros and twenty-seven cents of a Euro (€3.27) for each class B share of the Company. The conversion price has been adjusted to €3.04 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013.

  The carrying value of the liability component of the notes at December 31, 2013 amounts to €309,249 thousand.

  At December 31, 2013, the fair value of the derivative liability embedded in the convertible note is €62,894 thousand, while its initial valuation generated in the issuance of the convertible notes amounted to €91,244 thousand. The decrease in fair value has been recorded as income amounting to €28,350 thousand in 'Other finance income' in the Consolidated Income Statement for the year ended December 31, 2013. As of December 31, 2013 the listed price of these bonds was 101.509%.

  The key data for the valuation model included the share price, the estimated profitability of the dividend an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

12.31.2013
'Spot Abengoa' Price (euros)	2.18
'Strike' Price (euros)	3.04
Maturity	17/01/2019
Volatility	37%
Number of shares	131,578,947

  Ordinary notes Abengoa 2015

  On December 1, 2009, Abengoa, S.A. issued ordinary Notes for the amount of €300 million. In summary, the final terms and conditions of the issuance are as follows:

  a)
  The Notes were issued for three hundred million Euros (€300 million) with maturity set at five (5) years.

  b)
  These Notes will accrue a fixed annual interest of 9.625% payable semiannually.

  c)
  These Notes are jointly guaranteed by some subsidiaries of the group.

  As of December 31, 2013 the listed price of these bonds was 107.125%.

  Ordinary notes Abengoa 2016

  On March 31, 2010, Abengoa, S.A. issued ordinary Notes to qualified investors and institutions in Europe for the amount of €500 million. In summary, the final terms and conditions of the issuance are as follows:

  a)
  The Notes were issued for five hundred million Euros (€500 million) with maturity set at six (6) years.

  b)
  The fixed annual payable twice-yearly interest on the Notes is 8.50% annually.

  c)
  The notes are guaranteed jointly by certain subsidiaries of the group.

ABENGOA

Consolidated financial statements

  As of December 31, 2013 the listed price of these bonds was 108.375%.

  Ordinary notes Abengoa 2017

  On October 19, 2010, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bonds for USD 650 million among qualified and institutional investors in accordance with Rule 144A of the Securities Act of 1933 and subsequent amendments thereto. In summary, the terms and conditions of the issue that were established definitively are:

  a)
  The bond issue is for an amount of six hundred and fifty million United States dollars (USD 650 million) and matures at seven (7) years.

  b)
  The notes will accrue fixed annual interest of 8.875%, payable every six months.

  c)
  The notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.

  As of December 31, 2013 the listed price of these bonds was 107.938%.

  Ordinary notes Abengoa 2018

  On February 5, 2013, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued Ordinary Notes to qualified and institutional investors for €250 million. On October 3, 2013, Abengoa Finance, S.A.U. issued €250 million of additional and fungible notes, at a price of 100.25%, which is equivalent to a yield of 8.799%. Furthermore, on November 5, 2013, Abengoa Finance, S.A.U. issued €50 million of additional and fungible notes, at a price of 105.25%, which is equivalent to a yield of 7.408%. The terms and conditions of the issuance are as follows:

  a)
  The aggregate nominal amount of the Notes is five hundred and fifty million Euros (€550 million) with maturity set in February 5, 2018.

  b)
  The Notes accrue a fixed annual interest of 8.875% payable semiannually.

  c)
  The notes are guaranteed jointly by certain subsidiaries of the group.

  As of December 31, 2013 the listed price of these bonds was 108.125%.

  Ordinary notes Abengoa 2020

  On December 13, 2013, Abengoa Finance, S.A. Unipersonal, a subsidiary of Abengoa, S.A., issued an ordinary bond for USD 450 million among qualified and institutional investors. In summary, the terms and conditions of the issuance are:

  a)
  The bond was issued for an amount of USD 450 million and matures in 6 years.

  b)
  The notes accrue fixed annual interest of 7.75%, payable every six months.

  c)
  The notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.
  As of December 31, 2013 the listed price of these bonds was 103.520%.

  Euro-Commercial Paper Programme

  On January 29, 2013, Abengoa, S.A. carried out a Euro Commercial Paper (ECP) program for a maximum of €500 million, listed in the Irish Stock Exchange with one-year maturity. Through this program, the company was able to issue notes between one and twelve months maturity, diversifying its financing options in the capital markets.

  On December 20, 2013, the program was renewed for one more year and for the same amount. At the end of 2013, the program had a balance of €104,912 thousand.

ABENGOA

Consolidated financial statements

20.4.
Finance lease liabilities

  Finance lease creditors as of the end of 2013 and 2012 were:

Finance lease	Balance as of 12.31.13	Balance as of 12.31.12
Present values of future payments for finance lease	40,038	39,934
Liabilities: minimum payments for finance lease:
Less than 1 year	15,031	13,786
From 1 to 5 years	22,339	24,105
More than 5 years	8,139	8,040
Net book value:
Technical installations and machinery	24,997	24,900
Information processing equipment	2,515	5,024
Other tangible assets	22,606	18,064
20.5.
Other loans and borrowings

  The following table sets out the movement of Other loans and borrowings at the 2013 and 2012 year end:

	Balance as of 12.31.13	Balance as of 12.31.12
Sale and lease back	—	6,397
Derivative premiums payable	76,518	97,537
Low interest loans	6,732	14,998
Loans with public institutions and others	40,523	71,098

Total	123,773	190,030

Note 21. — Grants and other liabilities

  Grants and Other Liabilities as of December 31, 2013 and 2012 are shown in the following table:

	Balance as of 12.31.13	Balance as of 12.31.12
Grants	374,345	70,600
Suppliers of non-current assets	2,239	5,292
Long-term trade payables	269,604	118,528

Grants and other non-current liabilities	646,188	194,420

  The increase in Long-term trade payables was primarily due to the investment from Liberty Interactive Corporation ('Liberty') made on October 2, 2013 for an amount of USD 300 million. The investment was made in shares of class A shares of Arizona Solar Holding, the holding of Solana thermo-solar plant in the United States. Such investment was made in a tax equity partnership which permits the partners to have certain tax benefits such as accelerated depreciation and Investment Tax Credits (ITC).

  According to the stipulations of IAS 32 and in spite of the fact that the investment of Liberty is in shares, it does not qualify as equity and has been classified as a Liability as of December 31, 2013, the non-current portion of the liability is recorded in Grants and other liabilities for an amount of €171 million and its current portion is recorded in other current liabilities for an amount of €47 million.

ABENGOA

Consolidated financial statements

  This liability has been initially valued at fair value, calculated as the present value of expected cash-flows during the useful life of the concession, and will be measured at amortized cost according with the effective interest method.

  The control and management of the thermo-solar plant is a responsibility of Abengoa and the plant is fully consolidated in these consolidated financial statements.

  In addition, the increase in Grants was mainly due to grants arising from loans at rates below market rates. Loans with the Federal Financing Bank guaranteed by the Department of Energy related to the Solana thermosolar project bear interest at a rate below market rates for these types of project and term. The difference between proceeds received from these loans and its fair value is recorded as a grant.

Note 22. — Provisions and contingencies

22.1.
Provisions for other liabilities and charge

  The following table shows the movement of the non-current heading of 'Provisions for other liabilities and charges' for the years 2013 and 2012:

Item	Taxes	Liabilities	Dismantling	Total
Balance as of 31.12.11	39,708	42,235	37,406	119,349
Net increase/(decrease) with impact in profit and loss	(12)	1,626	(1,035)	579
Translation differences	(85)	(798)	(1,060)	(1,943)
Reclassifications and other movements	(6,277)	(571)	7,140	292

Balance as of 12.31.12	33,334	42,492	42,451	118,277

Net increase/(decrease) with impact in profit and loss	99	(678)	855	276
Translation differences	(37)	(459)	(419)	(915)
Changes in consolidation	(14,275)	(13,981)	(10,991)	(39,247)
Reclassifications and other movements	(3,906)	2,277	1,282	(347)

Balance as of 12.31.13	15,215	29,651	33,178	78,044

  The decrease of total provisions in 2013 is mainly due to the exclusión of Befesa from the consolidation scope following the sale of its shareholding.

  The decrease of total provisions in 2012 is mainly due to translation differences arising from the depreciation of the Algerian dinar with respect to the Euro.

  Provision for tax and legal contingencies

  This provision represents the Group's best estimates in connection with risks relating to tax contingencies arising during the normal course of the Group's business, fundamentally in Latin America, when it is considered probable that there will be an outflow of resources in the medium or long-term (which has been estimated being comprised in a period between 2 to 5 years), although the development of the contingencies and the new facts and circumstances that may arise overtime could change such estimated settlement period.

  There are also provisions recorded by Group companies in relation with court rulings and unfavorable tax inspections that are under appeal but have not been resolved yet. For these tax disputes the Group

ABENGOA

Consolidated financial statements

  considers that it is probable that there will be an outflow of resources in the medium term (between 2 and 5 years).

  Provision for liabilities

  This provision includes the Group's best estimates of probable cash outflows in connection with litigation, arbitration and claims in progress in which the various group companies are defendants as a result of the activities they carry out. Management considers that these liabilities will likely be settled in the medium or long-term (which has been estimated being comprised in a period between 2 to 5 years).

  Dismantling provision

  This provision is intended to cover future expenditures related to the dismantlement of the solar plants and it will be likely to be settled with an outflow of resources in the long-term (over 5 years).

22.2.
Contingent liabilities

  As of December 31, 2013 Abengoa and its Group of companies are involved in certain claims and litigations both against and in their favor. Such matters arise during the Group's normal course of business and represent the technical and economic claims that the contractual parties typically invoke.

  We have briefly summarized below the most significant proceedings, which in the Management opinion are not expected to have a material adverse effect in the Consolidated Financial Statements, individually or as a whole, or for which the future outcome cannot be reliably estimated.

  •
  In May 2000, Abengoa Puerto Rico S.E., a subsidiary of Abengoa S.A, brought a lawsuit against the Electricity Power Authority (Autoridad de Energía Eléctrica, 'AEE') of Puerto Rico and terminated the agreement that both parties had entered into in relation to an EPC project for the construction of an electricity power station in Puerto Rico, in which the AEE was the Principal Contractor. The referred lawsuit contained different claims such as, inter alia, withholding payments, defaulted invoices, loss of future profits damages and several other costs, which tentatively amounted to USD 40 million.

    In response to the lawsuit brought by Abengoa Puerto Rico, S.E., the AEE brought a counterclaim premised upon unlawful termination and consequential damages relating to the agreement with Abengoa Puerto Rico, S.E. and, at the same time, brought an additional lawsuit for the same amount against Abengoa and its insurer, American International Insurance Co. of Puerto Rico. The amount claimed by the AEE is approximately USD 450 million.

  •
  On April 29, 2013, the European Commission decided to initiate an inspection on the Parent Guarantor, along with all the companies directly or indirectly under its control, including Abengoa Bioenergy Trading Europe B.V., regarding its possible participation in anticompetitive agreements or actions which were allegedly aimed at manipulating the results of Platt's Market on Close (MOC) price assessment as well as denying the access of one or more companies to participation in the MOC price assessment process. According to such European Commission's decision, the suspected anticompetitive conduct, agreements and/or mutually coordinated concrete actions have allegedly existed since 2002 and would likely involve various markets for which the Platts MOC process is used to report prices, including markets for biofuels.In the Directors opinion the investigation is still in a preliminary phase, and the European Commission has not initiated formal proceedings. Directors believe that it and the relevant companies within the Group (including Abengoa Bioenergy Trading Europe B.V.) have at all times complied

ABENGOA

Consolidated financial statements

    with the applicable competition laws. We are actively cooperating with the European Commission in its investigation.

22.3.
Contingent assets

  As of December 31, 2013 Abengoa and its Group of companies do not have significant contingent assets.

Note 23. — Third-party guarantees and commitments

23.1.
Third-party guarantees

  At the close of 2013 the overall sum of Bank Bond and Surety Insurance directly deposited by the group companies and all that the parent company deposited to any company in the group as guarantee to third parties (clients, financial entities, Public Entities and other third parties) amounted to €1,323,267 thousand (€1,541,255 thousand in 2012) out of which € 2,229 thousand (€6,464 thousand in 2012) are attributed to operations of financial nature and € 1,321,038 thousand (€1,534,791 thousand in 2012) to those of technical nature.

  In addition, the declarations of intent and commitments undertaken by the Group companies and what the parent company undertook to any company in the group as guarantee to third parties (clients, financial entities, Public Entities and other third parties) amounted to € 6,187,269 thousand (€4,428,780 thousand in 2012) out of which € 32,480 thousand (€148,508 thousand in 2012) are attributed to operations of financial nature and € 6,154,789 thousand (€4,280,272 thousand in 2012) to those of technical nature.

23.2.
Contractual obligations

  The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2013 and 2012 (in thousands of Euros):

2013	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	8,917,022	1,221,532	2,837,961	938,084	3,919,445
Notes and bonds	2,894,526	256,443	795,159	1,210,960	631,964
Liabilities due to financial leases	40,038	12,945	12,348	1,588	13,157
Other loans and borrowings	123,773	13,143	62,835	39,394	8,401
Obligations under operating Leases	17,147	12,804	1,610	1,277	1,456
Purchase commitments	1,172,565	1,033,952	117,829	1,278	19,506
Accrued interest estimate during the useful life of loans	3,534,516	664,610	955,679	658,304	1,255,923

ABENGOA

Consolidated financial statements

2012	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	8,298,829	1,113,831	2,212,839	1,444,057	3,528,102
Notes and bonds	1,674,807	30,881	475,891	1,168,035	—
Liabilities due to financial leases	39,934	11,885	12,140	2,241	13,668
Other loans and borrowings	190,030	11,566	89,393	66,124	22,947
Obligations under operating Leases	14,359	5,714	5,412	2,757	476
Purchase commitments	1,718,113	1,617,739	97,120	2,016	1,238
Accrued interest estimate during the useful life of loans	3,243,566	453,647	926,356	602,224	1,261,339

Note 24. — Tax situation

24.1
Application of rules and tax groups

  Abengoa, S.A. and 242, 256 and 283 consolidated subsidiaries in 2013, 2012 and 2011, respectively (see Appendixes XI, XVI and XXI of these Consolidated Financial Statements) have filed its 2013 , 2012 and 2011 income taxes following the rules for tax consolidation in Spain under the 'Special Regime for Tax Consolidation' Number 2/97.

  All the other Spanish and foreign companies included in the Consolidation group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations.

  In order to calculate the taxable income of the consolidated tax Group and the consolidated entities individually, the accounting profit is adjusted for temporary and permanent differences, recording the corresponding deferred tax assets and liabilities. At each Consolidated Income Statement date, a current tax asset or liability is recorded, representing income taxes currently refundable or payable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates.

  Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the territory and/or country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

ABENGOA

Consolidated financial statements

24.2.
Deferred tax assets and liabilities

  At the end of 2013 and 2012 the analysis of deferred tax assets and deferred tax liabilities is as follows:

	Balance as of 12.31.13	Balance as of 12.31.12
Tax credits for tax loss carryforwards	378,229	368,419
Tax credits for deductions pending application
Tax credits for export activities	242,872	256,983
Tax credits for R+D+i	72,525	69,874
Other deductions	168,180	115,160
Temporary differences
Provisions	48,462	40,757
Impairment	16,274	17,692
Remuneration plans	18,550	21,665
Derivatives financial instruments	119,211	188,153
Non deductible expenses (Art. 20 TRLIS, Art. 7 Ley 16/2012)	80,726	—
Consolidation adjustments, homogenization adjustments and other	136,063	69,621

Total deferred tax assets	1,281,092	1,148,324

	Balance as of 12.31.13	Balance as of 12.31.12
Accelerated tax amortization	32,272	32,109
Business combination	39,852	76,383
Consolidation adjustments, homogenization adjustments and other	255,180	168,058

Total deferred tax liabilities	327,304	276,550

  Most of the tax credits for net operating loss carryforwards correspond to Brazil (€169 million), the United States (€55 million), Spain (€66 million) and the Netherlands (€57 million).

  Tax loss carryforwards in Brazil have been generated in years with poor meteorological conditions which have negatively affected sugarcane production. From 2011 to 2013 investments have been made to improve the quality of biological assets, to increase milling capacity and cogeneration plant capacity, with the ultimate purpose of increasing assets profitability. Tax loss carryforwards in the United States correspond mainly to projects in an initial stage of development or operation and to application of tax incentives. Tax loss carryforwards in Spain correspond mainly to the application of tax incentives.

  Tax credits for deductions have been generated mainly in Spain. Among these tax credits the larger amount corresponds to deduction on export activities (DAEX), which is calculated as a percentage over investments effectively made for the acquisition of foreign companies or capital increases in foreign companies. This percentage, which was initially 25% was been gradually reduced since 2007 to reach 3% in 2010, disappearing the deduction on 2011. To benefit from this deduction, among other requirements, the acquisition or incorporation of companies should be directly related to the export of goods and services from Spain.

  From the year 2012, the Company has not recorded any income in relation to this deduction, as it had been recorded entirely as of December 31, 2011.

ABENGOA

Consolidated financial statements

  In addition, efforts in research, development and innovation activities (R&D&i) that Abengoa has been carrying out during the last years have resulted in the generation of important tax deductions, some of which are recorded as deferred tax assets for an amount of €72 million as of December 31, 2013.

  'Other deductions', which have been generated mainly in Spain, correspond primarily to deductions for double taxation (€12 million), environmental deductions (€85 million), deduction for reinvestment of extraordinary benefits (€50 million) and deductions for donations to non-profit organizations (€19 million).

  In relation to tax loss carryforwards and deductions pending to be used recorded as deferred tax assets, the Company evaluates its recoverability projecting forecasted taxable income for the upcoming years and taking into account the Company tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction.

  On the other hand, the Company has certain tax credits as of December 31, 2013 which it has not capitalized, as it determined that recoverability of such assets is not probable. These tax credits consist mainly of tax loss carryforwards related to our US subsidiaries amounting to €35.1 million (€28.2 million in 2012 and €21.6 million in 2011), with expiration dates between 2029 and 2032; and R&D&i and environmental tax credits in Spain amounting to €74.7 million (€50.3 million in 2012 and €57.9 million in 2011), with expiration dates between 2022 and 2031.

  The movements in deferred tax assets and liabilities during 2013 and 2012 were as follows:

Deferred tax assets	Amount
As of January 1, 2012	939,707
Increase/Decrease through the consolidated income statement	196,433
Increase/Decrease through other comprehensive income (equity)	60,588
Change in consolidation, various reclassifications and translation diff.	(48,404)

As of December 31, 2012	1,148,324

Increase/Decrease through the consolidated income statement	159,703
Increase/Decrease through other comprehensive income (equity)	(40,703)
Change in consolidation, various reclassifications and translation diff.	13,768

As of December 31, 2013	1,281,092

Deferred tax liabilities	Amount
As of January 1, 2012	232,109
Increase/Decrease through the consolidated income statement	1,667
Increase/Decrease through other comprehensive income (equity)	21,340
Change in consolidation, various reclassifications and translation diff.	21,434

As of December 31, 2012	276,550

Increase/Decrease through the consolidated income statement	87,163
Increase/Decrease through other comprehensive income (equity)	11,126
Change in consolidation, various reclassifications and translation diff.	(47,535)

As of December 31, 2013	327,304

ABENGOA

Consolidated financial statements

Note 25. — Trade payables and other current liabilities

25.1.
Trade payable and other current liabilities as of the close of 2013 and 2012 are shown in the following table:

Item	Balance as of 12.31.13	Balance as of 12.31.12
Trade payables for purchases of goods	3,707,470	3,587,221
Trade payables for services	1,121,466	989,387
Billings in excess and advance payments from clients	429,462	1,036,789
Remunerations payable to employees	37,017	41,779
Suppliers of intangible assets current	14,748	228,262
Other accounts payables	204,023	72,151

Total	5,514,186	5,955,589

25.2.
Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

25.3.
The table above includes amounts payable to companies in the Group through "Confirming without recourse" for an amount of €469 million at December 31, 2013 (€648 million in 2012) relating to various agreements entered into with a number of financial entities in which the Group receives 'confirming' services in connection with cash advances from trade receivables. There are deposits and cash and cash equivalents of the Consolidated Statement of Financial Position linked to the payment of such 'confirming without recourse' for an amount of € 369 million (€459 million in 2012).

Note 26. — Construction contracts

        Further to the information set out in Note 2.24.b) relating to the accounting treatment of construction contracts, the table below includes aggregated information on outstanding construction contracts to which IAS 11 was applied at the end of the years 2013 , 2012 and 2011:

2013	Construction contracts
Operating revenues	5,110,959
Billings in excess and advance payments received	619,678
Payment withholdings	24,363
Account receivables	2,536,586
Account payables	3,959,876

2012	Construction contracts
Operating revenues	3,946,966
Billings in excess and advance payments received	1,245,514
Payment withholdings	28,797
Account receivables	2,284,938
Account payables	4,108,388

ABENGOA

Consolidated financial statements

2011	Construction contracts
Operating revenues	3,663,406
Billings in excess and advance payments received	814,149
Payment withholdings	31,787
Account receivables	1,603,787
Account payables	3,311,785

        The amount of unbilled revenue by the end of the years 2013, 2012 and 2011 is €488,883, €393,200 thousand and €493,371 thousand, respectively.

        The aggregated total amount of the costs incurred and the aggregated total profits (less the related losses) recognized since origin for all the ongoing contracts at December 31, 2013 amount to €11,869,900 thousand and €995,928 thousand respectively (€10,498,336 thousand and €829,611 thousand in 2012).

Note 27. — Revenues

        The breakdown of Revenues for the years 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Product sales	2,302,224	2,495,552	2,437,054
Rendering of services and construction contracts	5,054,246	3,816,400	4,252,102

Total revenue	7,356,470	6,311,952	6,689,156

Note 28. — Other operating income and expenses

        The table below shows the detail of Other Operating Income and Expenses for the years 2013, 2012 and 2011:

Other operating income	2013	2012	2011
Work performed by the entity and capitalized and other	322,308	367,798	429,886
Grants	25,384	13,826	74,778
Income from various services	99,336	103,604	93,807

Total	447,028	485,228	598,471

Other operating expenses	2013	2012	2011
Research and development cost	(6,532)	(6,404)	(25,560)
Leases and fees	(112,207)	(100,076)	(73,126)
Repairs and maintenance	(69,673)	(66,732)	(59,017)
Independent professional services	(488,672)	(284,332)	(325,562)
Transportation	(75,739)	(77,613)	(67,532)
Supplies	(126,191)	(102,134)	(120,102)
Other external services	(162,082)	(140,113)	(122,548)
Taxes	(75,993)	(53,754)	(64,023)
Other minor management expenses	(112,459)	(86,349)	(64,707)

Total	(1,229,548)	(917,507)	(922,177)

ABENGOA

Consolidated financial statements

        Work performed by the entity and capitalized and other corresponds to income from capitalized costs, including mainly the capitalization of costs associated with the construction of our own assets (except for concession assets for which IFRIC 12 is applied). The corresponding costs are recognized in the individual expense line item in the accompanying income statements. The recognition of an income for the sum of such costs through the line item 'work performed by the entity and capitalized costs and other' results in these costs having no impact in net operating profit. The corresponding assets are capitalized and included in property, plant and equipment in the accompanying balance sheets.

        Additionally, other income in 2013 primarily includes an income of €141.8 million corresponding to a favorable jury verdict in a litigation process against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola, Ltda. (see Note 15.10) and other minor income. In 2012 primary corresponds to the gain amounting to €85 million arising from the business combination of Rioglass Group, where we achieved control by increasing our ownership in stages well as an income of €26 million recorded by Abengoa Bioenergy U.S. Holding in the last quarter of 2012, corresponding to a collection from Chicago Title Insurance Company after a favorable jury verdict in a litigation process against that company. Finally, this heading includes income arising from the fair value adjustment of our biological assets in Brazil, to sales of property plant and equipment and to other minor income.

        Grants include government grants related to R&D activities and to loans at a rate below interest rates which are considered as subsidized loans (see Note 2.17).

        Income from various services in 2013 primarily includes profits generated by the sale of the Brazilian subsidiary, Bargoa, S.A. amounting to €33.2 million and other income by minor services. In 2012 primarily includes profits generated by the sale of the second 50% of the shareholding of STE, ATE, ATE II and ATE III amounting to €4.5 million and other income by minor services. In 2011 it primarily includes profits generated by the sale of the first 50% of the Brazilian transmission lines amounting to €45 million.

        'Leases and fees' mainly includes leases of buildings, offices, machinery and construction equipment required in the ordinary course of operating activities of companies.

        Under 'Other external services' are mainly recorded trips and per diem expenses.

Note 29. — Employee benefit expenses

        The breakdown of Employee Benefit Expense for 2013, 2012 and 2011 is as follows:

Item	2013	2012	2011
Wages	624,045	577,967	475,384
Social security costs	119,312	111,058	103,960
Stock plans and other employee benefits	14,999	20,527	31,052

Total	758,356	709,552	610,396

a)
Share plan

  On February 2, 2006, Abengoa granted a Share Acquisition Plan, or Plan, which was approved by the Board of Directors of Abengoa on January 23, 2006. The Plan was on the same terms to all participants, members of the senior management of Abengoa and its subsidiaries. Under the Plan, participants were entitled to purchase up to 3,200,000 shares of Abengoa. Subsequently, the number of shares was adjusted due to the increase in class B share capital charged to our freely available reserves, approved by the Extraordinary General Meeting held on September 30, 2012 (see Note 18). As described below, this plan was terminated on December 31, 2012.

ABENGOA

Consolidated financial statements

  The material terms of the Plan were as follows:

  1.
  Participants: 122 members of the senior management of the Abengoa Group (business group managers, business unit managers, technical and research and development officers and corporate services officers) from all its subsidiaries and business areas were eligible to participate in the Plan if they desire to do so. The Plan was not open to any member of Abengoa's Board of Directors. At the end of 2012, besides the participants excluded from the Plan, there were 98 participants.

  2.
  Shares Available for Purchase: Up to 3,200,000 Abengoa shares (the 'shares'). The shares purchased by Plan participants were already issued and in circulation and were purchased on the open market, at the then current market price, over a period that extended to December 31, 2006, in accordance with the Stock Exchange Act (Spain). A total of 3,166,000 were purchased under the Plan. As such, these shares were not dilutive instruments for earnings per share calculation purposes. At year ended 2012, the number of shares covered by the plan amounted to 12,251,425 shares, adjusted due to capital increase by distribution of class B shares mentioned above.

  3.
  Financing: As a feature of the Plan, each participant utilized the proceeds of an individual bank loan from Banco Sabadell, S.A. or Caja Madrid (collectively the 'Bank') to finance the purchase of shares of Abengoa under the Plan. The same standard loan terms applied to all participants. The interest rate on the loans was a variable rate equal to EURIBOR plus 0.75%. These were bullet and not amortizing loans. The loans must be repaid by the participants by August 7, 2011. Each loan was secured by a pledge of 100% of the participant's shares and was guaranteed by the Company to the extent set forth under paragraph 8 below. Except for the pledge of the shares, the loan was not considered a non-recourse financing to the participant. The maximum amount of indebtedness related to all such loans was €87 million (including expenses, commissions and interests). As of December 31, 2012, the amounts drawn by total participants under these loans amounted to €61 million.

  4.
  Share Purchase: The acquisition cost for all participants has been the average acquisition price, plus associated commissions and other costs, for all of the shares purchased under the Plan for all participants.

  5.
  Term and Vesting Period: The duration and vesting period of the Plan was five complete financial years (2006-2010) plus six months (until June 30, 2011) (the requisite service period). The Plan required the annual accomplishment by the participant of annual management objectives, including specific financial targets and qualitative objectives, set by the management of the Abengoa Group company by which the participant was employed, as well as their continuation as a Group employee through June 30, 2011. If the annual objectives were not met by the participant, the Bank from which the participant borrowed the funds to purchase his/her shares may sell a percentage of the shares purchased for such participant as follows: 2006-30%, 2007-30%, 2008-15%, 2009-15%, 2010-10%.

  6.
  As of December 31, 2010, the participants had consolidated the annual objectives required by the Plan.

  7.
  Restrictions on Sales: A participant may not transfer, sell, borrow against or otherwise dispose of the shares purchased before July 1, 2011.

  8.
  Repurchase Option: Under the Plan, Abengoa had a repurchase option under which Abengoa could require a participant to sell the shares back to the Company on the occurrence of certain

ABENGOA

Consolidated financial statements

    events, such as death, disability or retirement of the participant or termination of the employment of the participant with the Abengoa Group Company.

  9.
  Shortfall on Sale of Shares: At the end of the five years and six months term of the Plan, if the amount realized on a sale of the shares did not entirely cover the amount owed under the loan and costs and taxes on capital gains, Abengoa would compensate the participant with the necessary amount to repay the loan plus accrued and unpaid interest and pay such taxes.

  10.
  In 2011 agreements were closed with participating financial entities and the directors of said Plan for its extension for an additional period of two years, until December 31, 2012.

  The above terms are incorporated in the form of agreement that each participant in the Plan enters into with Abengoa. In order to compensate the Plan participants under the terms of the share acquisition plan for the negative difference between the fair market value of the shares at the time of expiration of the Plan and the amounts owed by the participants under the bank loans initially received to finance their acquisition of the shares, on June 10, 2013 we repurchased from the participants 2,450,285 Class A shares and 9,801,140 Class B shares and cancelled on their behalf the obligations outstanding under the banks loans. Therefore, there is no share plan as of December 31, 2013.

  Compensation expense was recognized over the requisite service period (the vesting period), and was determined by reference to the fair value of a hypothetical put option granted by the company to the participant, excluding the effect of vesting conditions that are not market conditions. For these purposes, the calculation took into account the number of shares that were expected to become exercisable (or vested), which was updated at each year end, recognizing the impact of the revision of the original estimates, if applicable, in the Consolidated Income Statement.

  The fair value of the hypothetical options granted during the year 2012, calculated using the Black-Scholes model was €36,245 thousand, recording a loss during the year 2012 of €9,473 thousand (expense of €7,914 thousand in 2011). The key data required for the valuation model were share price, the estimated return per dividend, an expected option life of 5 years, an annual interest rate and share market volatility that are included in the table below:

	12.31.2012	12.31.2011
'Spot Abengoa' Price (euros)	2.34	3.28
'Strike' Price (euros)	5.30	5.30
Maturity	12/31/2012	12/31/2012
Volatility class A shares	63%	42%
Volatility class B shares	57%	—
Number of class A shares	2,450,285	12,398,975
Number of class B shares	9,801,140	—
b)
Bonus schemes

  On July 24, 2006 and December 11, 2006, the Board of Directors approved an Extraordinary Variable Compensation Plan for Managers (Plan II) at the proposal of the Remuneration Committee. This plan initially included 190 beneficiaries and had a total cost of €51,630 thousand over a five-year period from 2007 to 2011, inclusive. It required that objectives set forth in the Strategic Plan be attained at an individual level as well as the individual's continued ongoing service throughout the period in question.

  In addition to the aforementioned, given that the acquisition of the company B.U.S. Group AB was completed only shortly after implementation of the Plan, on October 22, 2007 the Board of Directors approved the inclusion of the management team of such company, formed by 10 people, in the Plan

ABENGOA

Consolidated financial statements

  under the same conditions as those established for the rest of the beneficiaries, for a total amount of €2,520 thousand. At the close of 2012 financial year, there were 155 participants, and the total cost of the plan was €35,237 thousand.

  On October 24, 2011, the Board of Directors approved the extension of the Plan II for a period of one additional year. This Plan was liquidated in 2013

  On January 24, 2011, the Board of Directors approved an Extraordinary Variable Compensation Plan for Managers (Plan III), proposed by the Remuneration Committee. The plan, which includes 104 beneficiaries (the participants), has a duration of five years (from 2011 to 2015) and is based on achieving the objectives defined in the Strategic Plan, at an individual level. The plan also requires the individual's continued ongoing service for the entire period considered. The total amount available under the plan for the 104 participants is €56,500 thousand. The company recognizes the corresponding personnel expense in the Consolidated Income Statements for the amounts accrued based on the percentage of consolidation of the objectives. In December 2013 this plan was replaced by a new one (Plan IV), which cancelled and superseded the previous plan (Plan III). The new plan has a duration of five years (from 2013 to 2017), continuing the previously established conditions. At the end of 2013, there were 347 participants and the total amount of the plan was €84,991 thousand.

  The cost recognized through the variable remuneration plans in 2013 was €8,582 thousand, the accumulated cost being €22,528 thousand. The cost of Plan corresponding to senior Management of the Company recognized in 2013 amounts to €2,766 thousand.

Note 30. — Finance income and expenses

30.1.
Finance income and expenses

  The following table sets forth our Finance income and expenses for the years ended 2013, 2012 and 2011:

Finance income	2013	2012	2011
Interest income from loans and credits	35,306	73,864	85,073
Interest rates benefits derivatives: cash flow hedges	28,774	10,185	17,229
Interest rates benefits derivatives: non-hedging	546	17	3,073

Total	64,626	84,066	105,375

Finance expenses	2013	2012	2011
Expenses due to interest:
—Loans from credit entities	(277,226)	(217,294)	(237,153)
—Other debts	(279,432)	(219,371)	(203,952)
Interest rates losses derivatives: cash flow hedges	(105,011)	(103,866)	(131,710)
Interest rates losses derivatives: non-hedging	(13)	(4,322)	(969)

Total	(661,682)	(544,853)	(573,784)

Net financial loss	(597,056)	(460,787)	(468,409)

  In 2013, finance income has decreased due to lower interest income from loans and credits in Brazil, partially offset by higher interest rates benefits derivatives as a result of income for the time value of interest rate options that in the previous year was a loss classified in Finance expenses.

  Interest expenses from loans with credit entities increased mainly due to the lower capitalization of interest expenses for financing projects under construction, thanks to various projects coming into

ABENGOA

Consolidated financial statements

  operation. The interest accrued on other debt increased, mainly due to the new notes issued during 2013 (see Note 20.3).

  In 2012 finance income decreased with respect to the same period of the previous year mainly due to lower interest income from loans and credits in Brazil.

  Interest expenses from loans and credits have remained stable during 2012 compared to the previous year: amounts outstanding from non recourse financing have been higher during the year 2012 but capitalized interest have also been higher, as non recourse financing increased primarily to finance projects under construction and interest expenses is capitalized during the construction period. The increase in interest from other debts, mainly due to a larger volume in our non recourse factoring arrangements, has been practically offset by a decrease in losses from our interest rate derivatives.

  In 2011, the increase in finance income was primarily due to an increase in the average outstanding balance of short term financial investments in Brazil, where we benefit from higher interest rates.

  In 2011, finance expenses increased primarily due to interest expense payable on a higher average amount of indebtedness during the year ended December 31, 2011 and interest expense accrued in debt from project companies entering into operation during 2011. The main non recourse projects that entered into operation during the year 2011 were Helioenergy 1 solar thermal plant in Spain (with €78 million debt as of December 31, 2011), Solar Power Plant One ('SPP1') in Algeria (with €244 million debt as of December 31, 2011), the desalination plant in Honaine (Algeria) (with €155 million debt as of December 31, 2011) and the ATN power transmission lines in Peru (with €54 million debt as of December 31, 2011).

  The net financial expenses for non-recourse financing project companies is €-244,810 thousand (€-115,254 thousand in 2012 and €-124,225 thousand in 2011).

30.2.
Net exchange differences

  The following table sets out the exchange rate differences for the years 2013, 2012 and 2011:

Net exchange differences	2013	2012	2011
Gains and losses from foreign exchange transactions	(343)	7,085	(30,291)
Gains and losses from foreign exchange contracts: cash flow hedges	(4,171)	(22,936)	(5,424)
Gains and losses from foreign exchange contracts: fair value hedges	—	—	7,561
Gains and losses from foreign exchange contracts: non-hedging	283	(19,947)	—

Total	(4,231)	(35,798)	(28,154)

  The most significant amounts in net exchange differences during 2013 correspond to the negative impact of the accumulated translation differences transferred to the Consolidated Income Statement and to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by de hedged item.

  The most significant amounts in net exchange differences during 2012 correspond to a loss from exchange rate derivatives recognized as a result of the interruption of the hedging relationship, when the transaction hedge is no longer expected to occur, to the negative impact of the accumulated translation differences transferred to the Consolidated Income Statement, to the termination of foreign exchange derivatives signed to hedge certain Brazilian transmission line concessions sold (see Note 6.2) and to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by the hedged item.

ABENGOA

Consolidated financial statements

  The most significant amounts in net exchange differences during 2011 correspond to the negative impact of foreign exchange transactions, for an amount of €32.3 million, due to the unfavorable evolution of the Brazilian real U.S. Dollar exchange rate related to the U.S. Dollar denominated debt financings of out Brazilian subsidiaries.

  Net exchange rate differences in 2013 for entities with non-recourse financing amounts to €-4,672 thousand (€-27,327 thousand in 2012 and €6,961 thousand in 2011).

30.3.
Other net finance income and expenses

  The following table sets out 'Other net finance income and expenses' in 2013, 2012 and 2011:

Other finance income	2013	2012	2011
Profits from the sale of financial assets	70	1,017	1,228
Income on financial assets	649	282	3,825
Other finance income	18,867	16,877	23,862
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	75,614	9,214	—
Commodity derivatives gains: Cash flow hedge	154	—	—

Total	95,354	27,390	28,915

Other finance expenses	2013	2012	2011
Loss from sale of financial assets	(335)	—	(104)
Losses from partial repayment of the convertible notes due 2014	(12,026)	—	—
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	—	(29,726)
Outsourcing of payables	(81,342)	(88,457)	(65,679)
Other financial losses	(112,342)	(76,513)	(84,571)
Commodity derivatives losses: non hedge	(9,837)	(20,428)	(19,142)

Total	(215,882)	(185,398)	(199,222)

Other net finance income/expenses	(120,528)	(158,008)	(170,307)

  For the year ended December 31, 2013 the heading 'Other finance income' has increased when compared to the previous year, mainly due to the change in fair value of embedded derivatives of the convertible bonds, net of change in fair value of the call options over Abengoa's own share, which hedge the embedded derivatives partially, amounting to a net gain of €75,614 thousand, see Note 20.3 (€9,214 thousand for the year ended December 31, 2012).

  The heading 'Other finance expenses' has increased for the year ended December 31, 2013 compared to the previous year mainly due to losses from partial repayment of the convertible notes due in 2014 (see Note 20.3), the increase in other financial losses due to a higher volume of uncollectible financial accounts with related parties, according to the current situation of negotiations with them in developing projects in Latin America; and the impairment of financial investments associated with thermosolar projects in the USA, partially offset by lower costs of outsourcing supplier payments and lower commodity derivatives losses corresponding to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur. Additionally, 'Other finance losses' include finance expenses mainly related to financial guarantees and letters of credit, to wire transfers and other bank fees, losses on available for sale financial assets and other minor finance expenses.

ABENGOA

Consolidated financial statements

  In the year ended December 31, 2012 the heading 'Other finance income' mainly includes the change in fair value of embedded derivatives of the convertible bonds, net of change in fair value of the call options over Abengoa's own share, which hedge the embedded derivatives partially, amounting to a net gain of €9,214 thousand (see Note 20.3). The remaining balance of 'Other finance income' corresponds mainly to interests from deposits and cash and cash equivalents related to our outsourcing of trade payables (see Note 25.3), which have remained stable period over period.

  In the year ended December 31, 2012 in the heading 'Other finance expenses', expenses related to outsourcing of payables have increased with respect to a larger volume of payables outsourced during the period the prior year. Commodity derivatives losses correspond to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur. Additionally, 'Other finance losses' include finance expenses mainly related to financial guarantees and letters of credit, to wire transfers and other bank fees, losses on available for sale financial assets and other minor finance expenses.

  In the year 2011, total 'Other finance income' decreased mainly due to the changes in fair value of derivatives embedded in convertible notes of Abengoa with regards to previous periods and to changes in the fair value of options over the shares of Abengoa (basically due to the decrease in the price of the shares of Abengoa, which is a principal factor in the valuation of derivatives embedded in the options) for a net sum of €30 million in losses.

  'Other finance expense' increased in 2011 due to a larger expense related to the outsourcing of payables caused by a larger volume of payables outsourced during the year.

  The net of 'Other incomes and financial expenses' for Non-recourse financing project companies is €-47,671 thousand (€-33,607 thousand in 2012 and €-59,455 thousand in 2011).

30.4.
Non-monetary items of derivative financial instruments

  The table below provides a breakdown of the line item 'Fair value gains on derivative financial instruments' included in the Consolidated Cash Flow Statement for the years 2013, 2012 and 2011:

Fair value gains on derivative financial instruments	2013	2012	2011
Change in fair value of the embedded derivative of convertible debt and shares options	75,614	9,214	(29,726)
Non-cash profit/(losses) from cash flow hedges	20,617	(30,330)	(45,520)
Non-cash profit/(losses) from derivatives — non-hedge accounting	(15,482)	(44,243)	3,277
Other non-cash gains/losses on derivative instruments	763	(9,778)	(21,327)
Fair value gains (losses) on derivative financial instruments (non cash items)	81,512	(75,137)	(93,296)

Cash gains (losses) on derivative financial instruments (monetary effect)	(166,899)	(43,277)	(38,223)

Total fair value gains/(loss) on derivative financial instruments (Notes 30.1 & 30.3)	(85,387)	(118,414)	(131,519)

ABENGOA

Consolidated financial statements

Note 31. — Income tax

  Details regarding income tax for the years 2013, 2012 and 2011 are as follows:

Item	2013	2012	2011
Current tax	(28,607)	(22,853)	(13,451)
Deferred tax	72,540	194,766	10,263

Total income tax benefit/(expense)	43,933	171,913	(3,188)

        The reconciliation between the theoretical income tax resulting from applying statutory tax rate in Spain to income before income tax and the actual income tax expense recognized in the Consolidated Income Statement for the years 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Consolidated profit before taxes	66,986	(110,436)	269,593
Regulatory tax rate	30%	30%	30%

Corporate income tax at regulatory tax rate	(20,096)	33,131	(80,878)

Income tax of associates, net	(1,549)	(222)	1,269
Differences in foreign tax rates	9,004	12,099	4,034
Incentives, deductions and tax losses carryforwards	83,362	61,181	76,204
Non taxable gains	—	25,573	—
Other non-taxable income/(expense)	(26,788)	40,151	(3,817)

Corporate income tax	43,933	171,913	(3,188)

  Differences between theoretical tax and actual tax expense arise mainly from:

  •
  Companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate.

  •
  Application in Spain of tax incentive for the transfer of use of intangible assets under Article 23 of the Revised Text of the Spanish Income Tax Act and application also in Spain of the tax incentive which exempts any profits generated abroad for international projects involving the export of goods and services from Spain. Generation of tax deductions, mainly in Spain, among which we can outline R&D&I deductions, double taxation deductions, deductions on training expenses and deductions on donation expenses. In addition, the Company recorded deferred tax assets for tax loss carryforwards generated in past years in other tax jurisdictions.

  •
  In 2012, the Company has recorded no taxable gains corresponding to the gain obtained in the business combination achieved in stages over Rioglass Group.

  •
  The heading 'Other non-taxable income/(expense)' includes, among others, the regularizationn of the tax expense of the previous year as well as certain permanents differences arised in other jurisdictions as a consecuence of the adjustments in the valuation of assets and liabilities.

Note 32. — Earnings per share

        As explained in Note 18, on September 30, 2012, the General Shareholders' Meeting approved a capital increase in class B shares, charged to our freely available reserves, which were distributed for no consideration to all existing shareholders on the basis of four (4) class B shares for each class A share or class B

ABENGOA

Consolidated financial statements

share which they hold. Therefore, no dilution or further concentration with respect to our share capital occurred.

        According to IAS 33, when ordinary shares are issued to existing shareholders for no additional consideration, the transaction is equivalent to a share split. In this case, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented.

        In addition, the average number of shares outstanding in 2013 has been calculated taking into account the capital increase carried out in October 2013 (see Note 18).

        On the other hand, the weighted average number of shares for the year ended on December 31, 2011 is different from the number of shares for the year ended on December 31, 2012 because the latter incorporates during the entire period the capital increase subscribed by FRC in November 2011, as described in Note 18.

32.1.
Basic earnings per share

  Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period.

Item	2013	2012	2011
Profit from continuing operations attributable to equity holders of the company	102,040	24,172	247,837
Profit from discontinuing operations attributable to equity holders of the company	(595)	31,198	126,308

Average number of ordinary shares outstanding (thousands)	595,905	538,063	466,634

Earnings per share from continuing operations (€ per share)	0.17	0.04	0.53
Earnings per share from discontinuing operations (€ per share)	—	0.06	0.27

Earnings per share from profit for the year (€ per share)	0.17	0.10	0.80

32.2.
Diluted earnings per share

  To calculate the diluted earnings per share, the average weighted number of ordinary shares issued and outstanding is adjusted to reflect the conversion of all the potential diluting ordinary shares.

  The potential diluting ordinary shares held by the group correspond to the warrants on Class B shares issued in November 2011. The assumption is that all warrants will be exercised and a calculation is made to determine the number of shares that may have been acquired at fair value based on the monetary value of the subscription rights of the warrants still to be exercised. The difference between

ABENGOA

Consolidated financial statements

  the number of shares issued assuming the exercise of the warrants, and the number of shares calculated based on the above, is included in the calculation of the income per diluted share.

	2013	2012	2011
Profit for the year
—Profit from continuing operations attributable to equity holders of the company	102,040	24,172	247,837
—Profit from discontinuing operations attributable to equity holders of the company	(595)	31,198	126,308
—Adjustments to attributable profit	—	—	—

Profit used to determine the diluted earnings per share	101,445	55,370	374,145

Average weighted number of ordinary shares outstanding (thousands)	595,905	538,063	466,634
—Warrants adjustments (average weighted number of shares in outstanding since issue)	19,995	20,021	3,348

Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	615,900	558,084	469,982

Diluted earnings per share from continuing operations (€ per share)	0.16	0.04	0.53
Diluted earnings per share from discontinuing operations (€ per share)	—	0.06	0.27

Diluted earnings per share to the profit for the year (€ per share)	0.16	0.10	0.80

Note 33. — Other information

33.1.
Average number of employees

  The average number of employees classified by category during 2013, 2012 and 2011 was:

	Average number of employees in 2013			Average number of employees in 2012			Average number of employees in 2011
Categories	Female	Male	% Total	Female	Male	% Total	Female	Male	% Total
Directors	73	536	2.3	76	583	2.5	86	594	2.7
Management	426	1,512	7.2	391	1,724	7.9	382	1,979	9.4
Engineers	1,278	3,268	17.0	1,108	2,485	13.5	1,124	2,911	16.2
Assistants and professionals	1,128	1,507	9.8	1,255	1,904	11.9	1,353	2,039	13.6
Operators	925	15,648	61.8	975	15,640	62.3	919	13,218	56.5
Interns	230	287	1.9	214	299	1.9	149	250	1.6

Total	4,060	22,758	100	4,019	22,635	100	4,013	20,991	100

  The average number of employees is 27% in Spain (29% in 2012 and 34% in 2011) and 73% abroad (71% in 2012 and 66% in 2011).

  The average number of employees during the year with disabilities above or equal to 33% is 107 (115 in 2012 and 108 in 2011).

ABENGOA

Consolidated financial statements

  The total number of people employed at the end of 2013 was 24,748 (26,402 in 2012).

33.2.
Related parties

  The account held by Abengoa with Inversión Corporativa I.C., S.A., as of year-end 2013 and 2012 has a nil balance.

  Dividends distributed to related parties during 2013 amounted to €17,182 thousand (€17,212 thousand in 2012 and €10,140 thousand in 2011).

  During 2013 the only transactions associated with related parties were the following:

  –
  Share lending agreement signed by Abengoa with Inversión Corporativa IC, S.A. for a total of 11,047,468 Class B shares in order to improve the liquidity in lending these shares to investors of the convertible bonds maturing in 2019. This loan was repaid in July 2013 with a consideration of €670 thousand of which €52 thousand corresponds to interest and the rest corresponds to dividends.

  –
  Service provision agreement signed between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola, which involved a consideration of €72 thousand.

  As indicated in Note 18.1, Inversión Corporativa is Abengoa's main shareholder, and issues its own separate Consolidated Financial Statements.

  These operations were subject to verification by the Abengoa Audit Committee and the consideration paid for the different transactions has been determined by third parties.

33.3.
Employee remuneration and other benefits

  Directors are remunerated as established in article 39 of the Bylaws. The remuneration of Directors is made up of a fixed amount as agreed upon at the General Shareholders' Meeting, and is not necessarily equal for all directors. Additionally, they may participate in profit sharing programs, for a percentage between 5% and 10% (maximum) of the net income of the Company after the declaration of the dividends for the year. Travel expenses related to work undertaken by the board are reimbursed to Directors.

  Salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa, S.A. in 2013 were €15,421 thousand (€13,887 thousand in 2012 and €13,237 thousand in 2011).

ABENGOA

Consolidated financial statements

  Detail on individual salaries and benefits in 2013 paid to the Board of Directors are as follows (in thousands of Euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2013
Felipe Benjumea Llorente	1,086	—	93	3,304	—	—	1	4,484
Aplidig, S.L.(1)	—	202	93	2,804	—	—	—	3,099
Manuel Sánchez Ortega	1,086	—	93	3,304	—	—	1	4,484
Javier Benjumea Llorente	263	—	78	1,183	200	38	108	1,870
José Borrell Fontelles	—	—	176	—	124	—	—	300
Mercedes Gracia Díez	—	—	160	—	40	—	—	200
Ricardo Martínez Rico	—	—	121	—	15	—	—	136
Alicia Velarde Valiente	—	—	110	—	40	—	—	150
José Joaquín Abaurre Llorente	—	—	110	—	40	—	—	150
José Luis Aya Abaurre	—	—	110	—	40	—	—	150
María Teresa Benjumea Llorente	—	—	78	—	—	24	—	102
Claudio Santiago Ponsa	—	—	62	—	—	—	—	62
Ignacio Solís Guardiola	—	—	78	—	—	—	—	78
Fernando Solís Martínez-Campos	—	—	78	—	—	—	—	78
Carlos Sundhein Losada	—	—	78	—	—	—	—	78

Total	2,435	202	1,518	10,595	499	62	110	15,421

  Note
  (1): Formerly Applicaciones Digitales, S.L. and represented by Mr. José B. Terceiro Lomba

  Detail on individual salaries and benefits in 2012 paid to the Board of Directors is as follows (in thousand of Euros):

Name	Daily expenses for attendance and other remun. as officer	Compensation as member of Board Committee	Compensation as officer of other Group companies	Compensation for Sr. Mgmt.— Executive Officer Duties	Other remunerations	Total 2012
Felipe Benjumea Llorente	93	—	—	4,390	—	4,483
Aplidig, S.L.(1)	295	—	—	2,804	—	3,099
Manuel Sánchez Ortega	93	—	—	4,390	—	4,483
Carlos Sebastián Gascón(2)	33	28	—	—	—	61
Mercedes Gracia Díez	160	40	—	—	—	200
Alicia Velarde Valiente	110	40	—	—	—	150
José Borrell Fontelles	200	100	—	—	—	300
Ricardo Martínez Rico	107	10	13	—	—	130
Claudio Santiago Ponsa(3)	55	—	—	—	—	55
José Luis Aya Abaurre	110	40	—	—	—	150
José Joaquín Abaurre Llorente	110	40	—	—	—	150
María Teresa Benjumea Llorente	78	—	24	—	—	102
Javier Benjumea Llorente	78	—	—	—	220	298
Ignacio Solís Guardiola	78	—	—	—	—	78
Fernando Solís Martínez-Campos	78	—	—	—	—	78
Carlos Sundhein Losada	70	—	—	—	—	70

Total	1,748	298	37	11,584	220	13,887

Note
(1): Formerly Applicaciones Digitales, S.L. and represented by Mr. José B. Terceiro Lomba

Note
(2) To 23.02.12

Note
(3) From 24.02.12

ABENGOA

Consolidated financial statements

  Detail on individual salaries and benefits in 2011 paid to the Board of Directors is as follows (in thousand of Euros):

Name	Daily expenses for attendance and other remun. as officer	Compensation as member of Board Committee	Compensation as officer of other Group companies	Compensation for Sr. Mgmt.— Executive Officer Duties	Other remunerations	Total 2011
Felipe Benjumea Llorente	679	—	—	3,804	—	4,483
Aplidig, S.L.(1)	180	—	—	2,804	—	2,984
Manuel Sánchez Ortega	679	—	—	3,024	—	3,703
Carlos Sebastián Gascón	166	110	7	—	—	283
Daniel Villalba Vilá(2)	100	72	9	—		181
Mercedes Gracia Díez	127	61	—	—	—	188
Miguel Martín Fernández	—	—	—	—		—
Alicia Velarde Valiente	110	66	—	—	—	176
José Borrell Fontelles	200	100	—	—	—	300
Ricardo Martínez Rico(3)	28	—	12	—	—	40
José Luis Aya Abaurre	110	44	—	—	—	154
José Joaquín Abaurre Llorente	110	44	—	—	—	154
María Teresa Benjumea Llorente	78	—	24	—	—	102
Javier Benjumea Llorente	78	—	—	—	177	255
Ignacio Solís Guardiola	78	—	—	—	—	78
Fernando Solís Martínez-Campos	78	—	—	—	—	78
Carlos Sundhein Losada	78	—	—	—	—	78

Total	2,879	497	52	9,632	177	13,237

Note
(1): Represented by Mr. José B. Terceiro Lomba

Note
(2) To 07.15.11

Note
(3) From 10.24.11

  Additionally, in 2013 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €14,656 thousand (€13,574 thousand in 2012 and €7,822 thousand in 2011).

  No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor.

  As of December 31, 2013 there existed € 29,789 thousand in non-current personnel compensation obligations (€70,599 thousand in 2012 and €64,154 thousand in 2011).

33.4.
On May 3, 2012 Mrs. Mercedes Gracia Díez was appointed as president of the Audit Committee.

33.5.
In compliance with Royal Decree 1/2010 of July 2, that approves the Capital Corporations Law, the Company informs that no member of the Board of Directors of Abengoa, S.A. and, to its knowledge, none of the individuals related parties as referred to by article 231 in the Capital Corporations Law Act maintains any direct to indirect share in the capital of companies with the same, analogous or complementary kind of activity that the parent company's corporate purpose, nor has any position in any company with the same, analogous or complementary kind of activity that the parent company's corporate purpose. In addition, no member of the Board of Directors has accomplished any activity with the same, analogous or complementary kind of activity that the parent company's corporate purpose.

ABENGOA

Consolidated financial statements

  As of December 31, 2013, members of the Board of Directors who are in turn directors or management in other subsidiaries included in the consolidation group are:

Name	Company	Charge
Prof. José B. Terceiro	Bioetanol Galicia S.A	President
D. Javier Benjumea Llorente	Abengoa Bioenergía, S.A.	President
Dña. María Teresa Benjumea Llorente	Sociedad Inversora en Energía y Medio Ambiente, S.A.	Member of Board of Directors
D. Manuel Sánchez Ortega	Abengoa Bioenergía, S.A.	Member of Board of Directors

  In accordance with the record of significant holding in the Company, and as required by the 'Internal Rules and Regulations for Conduct involving Stock Exchange Matters', the shares and the holding percentages of the Company Directors as of December 31, 2013 are:

	No. of direct class A shares	No. of indirect class A shares	No. of direct class B shares	No. of indirect class B shares	% Total
Felipe Benjumea Llorente	—	—	414,170	4,300,905	0.0513
Aplicaciones Digitales S.L.	—	—	4,737,756	—	0.0516
Manuel Sánchez Ortega	—	—	913,167	—	0.0099
José Joaquín Abaurre Llorente	1,900	—	7,600	—	0.0022
José Luis Aya Abaurre	65,609	—	262,438	—	0.0743
M? Teresa Benjumea Llorente	12,390	—	49,560	—	0.0140
Javier Benjumea Llorente	3,888	—	15,552	—	0.0044
José Borrell Fontelles	—	—	41,695	—	0.0005
Mercedes Gracia Díez	—	—	2,500	—	—
Ricardo Martínez Rico	—	—	2,565	—	—
Claudio Santiago Ponsa	200	—	800	—	0.0002
Ignacio Solís Guardiola	17,000	—	68,000	—	0.0192
Fernando Solís Martínez-Campos	50,832	34,440	203,328	137,760	0.0965
Carlos Sundheim Losada	—	—	247,118	—	0.0027
Alicia Velarde Valiente	400	—	1,600	—	0,0005

  Throughout out 2013 and 2012 there was no evidence of any direct or indirect conflict of interest situation, in accordance with what is envisaged in Article 229 of the Capital Corporation Law.

ABENGOA

Consolidated financial statements

33.6.
Audit fees

  The fees and costs obtained by Deloitte, S.L. (2013 and 2012), PricewaterhouseCoopers Auditors, S.L. (2011) and other auditors are the following:

	2013			2012				2011
	Deloitte	Other Auditors	Total	Deloitte		Other Auditors	Total	PwC	Other Auditors	Total
	(€ in thousands)
Audit Fees	3,541	270	3,811	3,622		549	4,171	3,892	182	4,074
Other verification services	245	1	246	305		1	306	439	43	482
Tax Fees	636	3,934	4,570	1,488	(*)	2,674	4,162	247	1,117	1,364
Other audit complementary services	886	246	1,132	544		840	1,384	908	—	908
Other services	680	2,137	2,817	219		2,272	2,491	1,202	2,425	3,627

Total	5,988	6,588	12,576	6,178		6,336	12,514	6,688	3,767	10,455

  (*)
  From this amount, €845 thousand correspond to tax advisory services provided by Deloitte, S.L. prior to their appointment as Group auditors.

  The amounts included in the table above show all the fees related to the services provided by the principal auditor (Deloitte, S.L.) during 2013 and 2012 and by the principal auditor (PricewaterhouseCoopers Auditors, S.L.) during 2011.

33.7.
Environmental information

  The principles of the environmental policies of Abengoa are based on compliance with the current legal regulations applicable, preventing or minimizing damaging or negative environmental consequences, reducing the consumption of energy and natural resources, and achieving ongoing improvement in environmental conduct.

  In response to this commitment to the sustainable use of energy and natural resources, Abengoa, in its Management Rules and Guidelines for the entire Group, explicitly establishes the obligation to implement and certify environmental management systems in accordance with the ISO 14001 International Standard.

  Consequently, by year-end 2013, the percentage of Companies with Environment Management Systems certified according to the ISO 14001 Standard per sales volume is 92.92% (91.98% in 2012).

  The table below lists the percentage of distribution of the Companies with Certified Environmental Management Systems, broken down by business unit:

Business unit	ISO 14001-certified companies (% of revenue)
Engineering and Construction	96.35%
Industrial Production	89.46%
Concession-type Infraestructure	27.20%
33.8.
Restricted net assets

  Abengoa considers that its traditional engineering activity represents no more than a valuable tool through which it can construct a more sustainable world, and it applies this philosophy in all its

ABENGOA

Consolidated financial statements

  activities such that from concession type infrastructures, industrial production and engineering and construction, Abengoa applies innovative technology solutions for sustainable development.

  Certain of our consolidated subsidiaries are restricted from remitting certain funds to us in the form of dividends or loans by a variety of regulations, contractual or statutory requirements. These restrictions are related to debt covenants that require the maintenance of debt coverage ratios and net assets ratios which restrict the amount of cash that can be paid to the parent. Also for certain project finance entities that are in construction, no dividends may be distributed until activity commences or, after construction completion, be subject to cash waterfall provision. At December 31, 2013, the accumulated amount of the restrictions for the whole restricted term of these affiliates was €1,506 million. Even though the Company currently does not require any such dividends, loans or advances for working capital and other funding purposes, the Company may in the future require additional cash resources from the subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Despite these restrictions, subsidiaries in operations have been distributing dividends up to the amount allowed by covenant ratios.

  The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S X Rule 4 08 (e) (3) 'General Notes to Financial Statements' and rule 5 04 (c) 'what schedules are to be filed' and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2013. Therefore the separate condensed financial statements of the Company should be presented (see Appendix XXIII for details).

  At December 31, 2013 the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned entities is €6,948 thousand.

33.9.
Subsequent events

  After the end of the year 2013 and following the so-called "regulatory reform of the electric sector", the Ministry of Industry, Energy and Tourism submitted to the National Competition and Markets Commission a proposal of Ministerial Order establishing a set of compensation parameters regarding energy-generation facilities from renewable sources, cogeneration and waste. Among other parameters, there are those related to benchmarks of investment and operation of thermosolar facilities (both solar power tower and parabolic-cylinder technology), photovoltaic and cogeneration plants of the Group. This new regulatory development, since it represents an additional evidence regarding some conditions that existed prior to the closing date of the financial year and, in particular, allows us to estimate future cash flows from the abovementioned facilities, has been taken into account when preparing these Financial Statements.

  On February 28, 2014, the Company confidentially submitted a draft registration statement on Form F-1 to the United States Securities and Exchange Commission (SEC) relating to the proposed initial public offering of the common stock of a yieldco vehicle. The number of shares of common stock to be sold and the price range for the proposed offering have not yet been determined. The initial public offering is expected to commence after the SEC completes its review process, subject to market and other conditions.

  Since December 31, 2013, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Financial Statements, nor has there been any event of significance to the Group as a whole.

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
AB Bioenergy France, S.A.	Montardon (FR)	108,353	74.79	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
AB Bioenergy Hannover GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	—	(6)	—
Abacus Management LLC	Phoenix (US)	—	100.00	Abeinsa, LLC	—	(1)	—
Abacus Project Management, Inc.	Phoenix (US)	3,376	100.00	Abeinsa Holding, Inc./Teyma Construction USA, LLC	—	(1)	B
Abeima , LLC.	Delaware (US)	1	100.00	Abeinsa Business Development, LLC	—	(1)	—
Abeima Agua Internacional, S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	—	(1)	—
Abeima India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abeima Teyma Barka LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeima Teyma Infraestructure Ghana Limited	Accra (GH)	37	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeima Teyma Zapotillo SRL de CV	Mexico City (MX)	—	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeinsa Abeima Teyma General Partnership	Phoenix (US)	—	100.00	Abeima USA LLC./Teyma Construction USA, LLC/Abeinsa EPC, LLC	(*)	(1)	—
Abeinsa Abener Teyma General Partnership	Phoenix (US)	4	100.00	Teyma Construction USA LLC./Abener Eng. Const. Serv., LLC/Abeinsa EPC Inc.	—	(1)	—
Abeinsa Asset Management, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa BD Asia Pacific Pte. Ltd.	Singapore (SG)	66	100.00	Abeinsa Business Development, S.A.	—	(1)	—
Abeinsa Brasil Projetos e Construcoes Ltda	R. de Janeiro (BR)	170	100.00	Abengoa Brasil, S.A./Inabensa Río Ltda.	—	(1)	—
Abeinsa Business Development Corp.	Toronto (CA)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development Private Limited	Bombay (IN)	3,261	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development Representaçoes, Energía e Água, Ltda.	R. de Janeiro (BR)	1	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development, LLC	Chesterfield (US)	71,496	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Abeinsa Business Development, Ltd.	Seoul (KR)	75	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development, Pty. Ltd.	Sydney (AU)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development, S.A.	Seville (ES)	501,735	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development, S.A.C.	Lima (PE)	—	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	—	(1)	D
Abeinsa Business Development, Spa.	Santiago de Chile (CL)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Developmet México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Engineering Private Limited	Mumbai (IN)	270	100.00	Abeinsa Engineering, S.L./Abener Energía, S.A.	—	(1)	D
Abeinsa Engineering S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Engineering, S.L./Abeinsa Asset Management, S.L.	—	(1)	—
Abeinsa Engineering, Inc.	Phoenix (US)	37	100.00	Abeinsa Engineering, S.L.	—	(1)	—
Abeinsa Engineering, S.L.	Seville (ES)	5,539	100.00	Abener Energía, S.A.	—	(1)	—
Abeinsa EPC Kaxu Pty Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
Abeinsa EPC Khi Pty Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
Abeinsa EPC México, S.A de C.V	Mexico City (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ASA Iberoamérica, S.L.	—	(1)	—
Abeinsa EPC, LLC.	Phoenix (US)	—	100.00	Abeinsa, LLC.	—	(1)	—
Abeinsa EPC, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeinsa Holding, Inc.	Delaware (US)	10,018	100.00	Abengoa US Holding, LLC.	—	(1)	B
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A	—	(1)	—
Abeinsa Inversiones Latam, S.L.	Madrid (ES)	245,333	100.00	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abeinsa Is Gelistirme Limited Sirketi	Ankara (TR)	5	100.00	Abeinsa Business Development, S.A.	—	(1)	B
Abeinsa Norte III, S. A. de C. V.	Mexico City (MX)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Abener México, S.A. de C.V.	(*)	(1)	—
Abeinsa Operation and Maintenance, S.A.	Seville (ES)	15	100.00	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.	(*)	(1)	—
Abeinsa, Ing y Const. Ind., S.A.	Seville (ES)	90,642	100.00	Abengoa, S.A./Siema AG	—	(1)	—
Abeinsa, LLC	Delaware (US)	1	100.00	Abengoa US Operations, LLC	—	(1)	—
Abelec, S.A.	Santiago de Chile (CL)	2	99.99	Abengoa Chile, S.A.	—	(2)	—
Abema Ltda	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abencor Brasil Ltda.	R. de Janeiro (BR)	—	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	—	(1)	—
Abencor México, S.A. de C.V	Mexico City (MX)	3	100.00	Abencor Suministros, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	—	(1)	—
Abencor South Africa Pty Ltd	Upington (ZA)	—	100.00	Abencor Suministros, S.A.	(*)	(1)	—
Abencor Suministros Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	—	(1)	—
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Abencor USA LLC	Phoenix (US)	—	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Abener Argelia	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abener Energía, S.A.	Seville (ES)	454,523	100.00	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.	—	(1)	—
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	—	(1)	A
Abener Engineering and Construction Services, LLC	Chesterfield (US)	71,496	100.00	Abeinsa Business Development, LLC	—	(1)	—
Abener México, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Business Development México, S.A. de C.V.	—	(1)	—
Abener North America Construction Services, Inc.	Delaware (US)	—	100.00	Abener Engineering & Construction Services, LLC.	(*)	(1)	—
Abener North America Construction Services, L.P.	Chesterfield (US)	39	100.00	Abener Engineering & Const. Serv., LLC/Abener North America Construction Services, Inc.	—	(1)	—
Abener Teyma Hugoton General Partnership	Chesterfield (US)	7	100.00	Teyma Construction USA LLC/Abener Engineering and Construction Services, LLC.	—	(1)	B
Abener Teyma Mojave General Partnership	Chesterfield (US)	40	100.00	Teyma Construction USA, LLC/Abener North America Construction Services, L.P.	—	(1)	B
Abengoa Australia Pty. Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Abengoa Bioenergía Agroindustria Ltda	Sao Paulo (BR)	294,608	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	—	(6)	—
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	—	100.00	Abengoa Bioenergia Agroindústria Ltda.	—	(6)	—
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	15	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	—
Abengoa Bioenergía Brasil, S.A.	Sao Paulo (BR)	703,636	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergia, S.A.	—	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	307,836	100.00	ASA Bioenergy Holding, AG	—	(6)	—
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	743,069	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	—	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	—	(6)	B
Abengoa Bioenergía Outsourcing, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operation, LLC.	—	(6)	—
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Abengoa Bioenergía Santa Fe, Ltda.	Sao Paulo (BR)	370	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	—	(6)	—
Abengoa Bioenergia Trading Brasil Ltda	Sao Paulo (BR)	50	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda .	—	(6)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abengoa Bioenergía, S.A.	Seville (ES)	147,093	98.05	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(6)	B
Abengoa Bioenergy Biomass Funding, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Technology Holding, LLC.	(*)	(6)	—
Abengoa Bioenergy Corporation, LLC	Chesterfield (US)	58,512	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	B
Abengoa Bioenergy Developments, LLC	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Engineering & Construction, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Funding	Chesterfield (US)	224,844	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	—	(6)	B
Abengoa Bioenergy Germany	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy Holdco, Inc.	Chesterfield (US)	779,882	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	—	(6)	—
Abengoa Bioenergy Hybrid of Kansas, LLC.	Chesterfield (US)	330,755	100.00	Abengoa Bioenergy Technology Holding, Inc.	—	(6)	—
Abengoa Bioenergy Investments , LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Maple, LLC	Chesterfield (US)	224,844	100.00	Abengoa Bioenergy Funding LLC.	—	(6)	B
Abengoa Bioenergy Meramec Renewable, Inc.	Chesterfield (US)	265,563	91.00	Abengoa Bioenergy Holdco, Inc.	—	(6)	B
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	494,710	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy New Technologies , LLC.	Chesterfield (US)	579	100.00	Abengoa Bioenergy Technology Holding, LLC.	—	(6)	B
Abengoa Bioenergy of Illinois, LLC	Chesterfield (US)	168,227	100.00	Abengoa Bioenergy Maple, LLC	—	(6)	—
Abengoa Bioenergy of Indiana, LLC	Chesterfield (US)	140,785	100.00	Abengoa Bioenergy Maple, LLC.	—	(6)	—
Abengoa Bioenergy of Kansas, LLC	Chesterfield (US)	176	100.00	Abengoa Bioenergy Operations,LLC	—	(6)	—
Abengoa Bioenergy Operations , LLC	Chesterfield (US)	102,497	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	B
Abengoa Bioenergy Renewable Power US,LLC	Chesterfield (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Technology Holding , LLC	Chesterfield (US)	330,754	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy Trading US, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy US Holding, LLC	Chesterfield (US)	393,262	100.00	Abengoa US, LLC	—	(6)	B
Abengoa Biotechnology Research, S.A.	Seville (ES)	60	100.00	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.	(*)	(6)	—
Abengoa Chile, S.A.	Santiago de Chile (CL)	47,409	100.00	Asa Investment, AG/Teyma Abengoa, S.A.	—	(1)	—
Abengoa Cogeneración de Energía, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	139,528	60.00	Abener Energía, S.A./Abengoa México, S.A. de C.V.	—	(5)	—
Abengoa Colombia, S.A.S.	Bogota (CO)	208	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abengoa Concessions Investments Ltd.	Leeds (GB)	—	100.00	Abengoa Concessions, S.L.	(*)	(1)	—
Abengoa Concessions Investments, S.à.r.l.	Luxembourg (LU)	13	100.00	Abengoa Concessions, S.L.	(*)	(1)	—
Abengoa Concessions, S.L.	Seville (ES)	3	100.00	Abengoa, S.A./Siema	(*)	(1)	—
Abengoa Concessões Brasil Holding, S.A.	R. de Janeiro (BR)	847,514	100.00	Abengoa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(2)	—
Abengoa Construçao Brasil, Ltda.	R. de Janeiro (BR)	310,873	100.00	Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(1)	—
Abengoa Energy Crops Uruguay, S.A.	Buenos Aires (AR)	2	100.00	Teyma Renovables, S.A.	—	(1)	—
Abengoa Finance	Seville (ES)	60	100.00	Abengoa, S.A.	—	(1)	B
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	30	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	B
Abengoa Hidrógeno, S.A.	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(7)	—
Abengoa México, S.A. de CV	Mexico City (MX)	147,448	97.65	Asa Investment, AG	—	(1)	—
Abengoa Perú, S.A.	Lima (PE)	126,286	99.90	Asa Investment, AG	—	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	—	(1)	A
Abengoa Research, S.L.	Seville (ES)	9,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(1)	D
Abengoa SeaPower, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abengoa Servicios Industriales, S.A. de C.V.	Mexico City (MX)	1,810	100.00	Abengoa México, S.A. de C.V./Asa Iberoamérica, S.L.	—	(5)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abengoa Servicios S.A. De C.V.	Mexico City (MX)	158	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	—	(1)	—
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	217	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Abengoa Solar Brasil Desenvolvimientos Solares Ltda.	R. de Janeiro (BR)	962	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	(*)	(7)	—
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	—	100.00	Abengoa Solar Internacional S.A./Abengoa Chile, S.A.	(*)	(7)	—
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	—	(3)	—
Abengoa Solar España, S.A.	Seville (ES)	34,846	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(7)	B
Abengoa Solar Extremadura, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Abengoa Solar GmbH	Berlin (DE)	160	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Abengoa Solar India Private Limited	Maharashtra (IN)	1,121	100.00	Abengoa Solar China, S.A./Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar Industrial Systems, LLC	Colorado (US)	3,977	100.00	Abengoa Solar, LLC.	—	(7)	B
Abengoa Solar Internacional, S.A.	Seville (ES)	12,501	100.00	Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar Italia, S.R.L.	Rome (IT)	1,666	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	—	(7)	D
Abengoa Solar México S.A. de C.V.	Mexico City (MX)	46	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	(*)	(7)	—
Abengoa Solar New Technologies, S.A.	Seville (ES)	3,986	100.00	Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar Operations LLC	Delaware (US)	1	100.00	Abengoa Solar, LLC.	—	(3)	—
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	888	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Abengoa Solar Power, S.A.	Seville (ES)	250	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	—
Abengoa Solar Research, S.A.	Seville (ES)	60	100.00	Abengoa Solar New Technologies, S.A./Abengoa Research, S.A.	(*)	(7)	—
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00	South Africa Solar Investments, S.L.	—	(7)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	569,909	100.00	Abengoa US Holding, LLC.	—	(7)	—
Abengoa Solar Ventures S.A	Seville (ES)	26,660	100.00	Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar, LLC.	New York (US)	385,228	100.00	Abengoa US Operations, LLC	—	(7)	B
Abengoa Solar, S.A.	Seville (ES)	12,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	—	(7)	B
Abengoa SP Holdings, LLC	California (US)	22,845	100.00	Abengoa Solar, LLC.	(*)	(7)	—
Abengoa Transmisión Norte, S.A. (ATN)	Lima (PE)	174,756	100.00	Abengoa Perú, S.A./Asa Iberoamérica, S.L.	—	(2)	B
Abengoa Transmisión Sur, S.A. (ATS)	Lima (PE)	61,401	75.00	Asa Iberoamérica, S.L./Abengoa Perú, S.A.	—	(2)	B
Abengoa Transmission & Infrastructure, LLC	Delaware (US)	725	100.00	Abeinsa, LLC	—	(1)	—
Abengoa US Holding, LLC	Washington (US)	1,150,643	100.00	Abengoa Bioenergía, S.A./Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	—	(1)	—
Abengoa US Operations, LLC	Washington (US)	998,350	100.00	Abengoa US, LLC	—	(1)	—
Abengoa US, LLC	Washington (US)	568,434	100.00	Abengoa Bioenergy Holdco, Inc./Abengoa Solar US Holdings, Inc./Abengoa Water Holding USA, Inc./Abener Energia, S. A./ Abacus Project Management, Inc./Abeinsa Holding, Inc.	—	(1)	—
Abengoa Water Agadir, S.L.	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	(*)	(7)	—
Abengoa Water Beijing Co., Ltd	Beijing (CN)	3	100.00	Abengoa Water, S.L.U.	—	(4)	D
Abengoa Water Chile, Limitada	Santiago de Chile (CL)	—	100.00	Abengoa Water, S.L.U./Abengoa Water International, S.L.U.	(*)	(4)	—
Abengoa Water Dalian, S.L.U.	Seville (ES)	33	100.00	Abengoa Water, S.L.U.	—	(7)	—
Abengoa Water Holding USA, Inc.	Delaware (US)	5,072	100.00	Abengoa US Holding, LLC	—	(4)	—
Abengoa Water International, S.L.U.	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	(*)	(7)	—
Abengoa Water Investments Ghana BV	Amsterdam (NL)	3,637	100.00	Abengoa Water Nungua, S.L.U.	—	(7)	—
Abengoa Water Nungua, S.L.U.	Seville (ES)	3,399	100.00	Abengoa Water, S.L.U.	—	(7)	—
Abengoa Water USA, LLC.	Texas (US)	2,102	100.00	Abengoa US Operations, LLC.	—	(7)	D
Abengoa Water, S.L.U.	Seville (ES)	10,860	100.00	Abengoa, S.A./Siema	—	(7)	B
Abengoa Yield Ltd.	Leeds (GB)	—	100.00	Abengoa Concessions Investments Ltd.	(*)	(1)	—
Abengoa Yield S.à.r.l.	Luxembourg (LU)	13	100.00	Abengoa Concessions Investments, S.à.r.l.	(*)	(1)	—
Abent 3T, S de RL de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abener Energía S.A.	—	(5)	—
Abenta Concessões Brasil	R. de Janeiro (BR)	3	95.84	Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenta Construçao Brasil Ltda	R. de Janeiro (BR)	10,785	100.00	Inabensa Rio, Ltda./Abengoa Brasil Ltda.	—	(1)	—
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital		Parent Company	(*)	Activity (see Page 8)	Auditor
Abentey Gerenciamiento de Projectos de Engenharia e Construçao, Ltda.	Pirassununga (BR)	—	100.00		Abener Energía, S.A./Teyma Internacional,S.A.	—	(1)	—
Abratey Construção, Ltda.	R. de Janeiro (BR)	—	100.00		Abengoa Concessoes Brasil Holding S.A./Teyma Internacional	—	(1)	—
ACT Holdings, S.A. de C.V.	Mexico City (MX)	—	100.00		Abengoa México, S.A. de C.V./Servicios Auxiliares de Administración, S.A. de C.V.	(*)	(1)	—
Advanced Feedstocks of Kansas, LLC	Chesterfield (US)	37	51.00		Abengoa Bioenergy Trading US, LLC	(*)	(6)	—
Aguas de Skikda	Argel (DZ)	10,811	51.00		Geida Skikda, S.L.	—	(4)	D
Alantia, Ltd.	Tel Aviv (IL)	—	100.00		Rioglass Solar Holding, S.A.	(*)	(7)	—
Aleduca, S.L	Madrid (ES)	7,255	100.00		Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(7)	—
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	2,211	98.00		Abeinsa Asset Management, S.L.	—	(5)	C
Arao Enerxías Eólica, S.L	A Coruña (ES)	7	70.00		Instalaciones Inabensa, S.A.	—	(5)	—
Arizona Solar One, LLC	Colorado (US)	415,389	100.00		Abengoa Solar Inc.	—	(3)	B
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98		Abengoa Bioenergía, S.A.	—	(6)	B
Asa Bioenergy of Nebraska, LLC.	Chesterfield (US)	38,518	100.00		Abengoa Bioenergy Operations, LLC	—	(6)	B
Asa Desulfuración, S.A.	Barakaldo (ES)	100,611	100.00		Siema Investment, S.L.U.	—	(5)	—
Asa E.& E.H., AG	Zug (SZ)	81	100.00		Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00		Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Asa Investment AG	Zug (SZ)	69,950	100.00		Abeinsa Inversiones Latam, S.L.	—	(1)	B
ASA Investment Brasil Ltda	R. de Janeiro (BR)	678	100.00		Befesa Brasil/Abengoa Brasil, S.A.	—	(1)	—
ASO Holdings LLC	Colorado (US)	197,430	(**	)	Abengoa Solar US Holdings Inc.	—	(7)	B
ATE VI Campos Novos Transmissora de Energía, S.A	R. de Janeiro (BR)	41,056	100.00		Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	25,998	100.00		Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	—	100.00		Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
ATE X Abengoa Brasil Administraçao Predial Ltda	R. de Janeiro (BR)	—	100.00		Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(1)	—
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	181,441	50.50		Abengoa Concessoes Brasil Holding, S.A.	—	(2)	—
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	141,285	51.00		Abengoa Concessoes Brasil Holding, S.A.	—	(2)	—
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	57,776	100.00		Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	11,401	100.00		Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	31,646	100.00		Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	14,483	100.00		Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	19,721	100.00		Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	88,282	100.00		Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00		Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00		Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	56	100.00		Abengoa Transmisión Norte, S.A./Abengoa Perú, S.A.	—	(2)	B
ATN 2, S.A.	Santiago de Chile (CL)	7,318	40.00		Abengoa Transmisión Norte S.A./Abengoa Perú, S.A.	—	(2)	B
ATN 3, S.A.	Lima (PE)	3,672	100.00		Abengoa Perú, S.A./Abengoa Transmisión Norte, S.A.	(*)	(2)	—
Aurorex, S.A.	Buenos Aires (AR)	516	100.00		Teyma Renovables, S.A.	—	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Balofix S.A.	Buenos Aires (AR)	—	100.00	Teyma Renovables, S.A.	(*)	(1)	—
Befesa Agua Djerba, S.L.	Seville (ES)	13	100.00	Abengoa Water, S.L.U.	—	(7)	—
Befesa Agua Tenes S.L.	Madrid (ES)	16,143	100.00	Abengoa Water S.L.U.	—	(4)	—
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeima Agua Internacional, S.L.	—	(1)	—
Befesa Brasil	R. de Janeiro (BR)	1,304	100.00	Asa Investment, AG/Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	—	(5)	—
Befesa CTA Qingdao S.L.U	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.U.	—	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	4	56.00	Abengoa Water Investment Ghana BV	—	(4)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico City (MX)	6	100.00	Abengoa Servicios Industriales, S.A../Abengoa México, S.A. de CV	—	(5)	—
Beijing Abeinsa Management Consulting Co., Ltd.	Beijing (CN)	175	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Cadonal, S.A.	Montevideo (UY)	75	100.00	Holding Energía Eólica, S.A	—	(5)	B
Captación Solar, S.A.	Seville (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	—	(1)	—
Captasol Fotovoltaica 1, S.L.	Seville (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 20 S.L.	Seville (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Captasol Fotovoltaica 21 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 22 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 23 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 24 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 25 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 26 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 27 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 28 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 29 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 30 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 31 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 32 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 33 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 34 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 35 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 36 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 37 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 38 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 52 S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A.	—	(3)	—
Carpio Solar Inversiones, S.A.	Seville (ES)	130,859	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(7)	B
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Cedisolar, S.A.	Ourense (ES)	4,992		57.50 Rioglass Solar Holding, S.A.	—	(3)	—
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Centro Morelos 264 S.A. de C.V	Mexico City (MX)	3	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	—	(1)	—
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Comemsa, Construcc Metalicas Mexicanas, S.A. De CV	Queretaro (MX)	20,167		100.00 Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	—	(4)	—
Construcciones y Depuraciones, S.A.	Seville (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Construtora Integração Ltda.	R. de Janeiro (BR)	—	51.00	Abengoa Brasil, S.A.	—	(1)	—
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Tres, S.A	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)		Auditor
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)		B
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	—	(3)		B
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	—	(3)		B
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	—	(3)		B
Cogeneración Villaricos, S.A.	Seville (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	—	(5)		D
CSP Equity Investment S.a.r.l.	Luxembourg (LU)	342,318	100.00	Abengoa Solar España, S.A.	—	(7)		—
Cycon Solar, LTD	Nicosia (CY)	1	100.00	Abengoa Solar Internacional, S.A.	—	(3)		B
Dalian Xizhong Island Desalination Co., Ltd	Dalian (CN)	—	51.00	Abengoa Water Dalian, S.L.U.	(*)	(4)		—
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico City (MX)	—	100.00	Abengoa México, S.A. de C.V./Servicios Auxiliares de Administración, S.A. De C.V.	—	(1)		—
Ecija Solar Inversiones, S.A	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	—	(7)		B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	—	(6)		B
Ecocarburantes Españoles , S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	—	(6)		B
Energoprojekt-Gliwice S.A.	Gliwice (PL)	9,895	100.00	Abener Energía, S.A.	—	(1)		D
Energy & Environmental Constructions, LLC	Delaware (US)	—	100.00	Abeinsa, LLC.	(*)	(1)		—
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	—	(5)		D
Enicar Chile, SA	Santiago de Chile (CL)	3	100.00	Abengoa Chile, S.A.	—	(2)		—
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	—	(1	); (7)	—
Europa Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenv. Solares Ltda./Mallorca Desenvolvimentos Solares, Ltda.	(*)	(3)		—
Extremadura Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Equity Investments Sárl.	(*)	(7)		—
Faritel, S.A.	Montevideo (UY)	12	100.00	Teyma Forestal, S.A.	—	(1)		—
Financiera Soteland, S.A.	Montevideo (UY)	415	100.00	Asa Investment AG	—	(1)		—
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	—	(3)		B
Geida Skikda, S.L.	Madrid (ES)	7,577	67.00	Abengoa Water S.L.U.	—	(4)		—
GES Investment C.V.	Amsterdam (NL)	—	92.00	ASA Investment AG	—	(1)		—
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	462	100.00	Siema Technologies, S.L	—	(1)		B
Girhmex, S.A. De C.V.	Mexico City (MX)	—	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	—	(1)		—
Global Engineering Services LLC	Delaware (US)	2	100.00	GES Investment C.V.	—	(1)		—
Helioenergy Electricidad Tres, S.A.	Seville (ES)	4,560	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)		—
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)		—
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)		—
Helioenergy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)		—
Helioenergy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)		—
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)		—
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)		—
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)		—
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)		—
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	120,739	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	—	(3)		B
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	113,181	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	—	(3)		B
Hidro Abengoa, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)		—
Holding de Energía Eólica, S.A.	Montevideo (UY)	30,642	100.00	Teyma Renovables/Instalaciones Inabensa, S.A	—	(1)		B
Hypesol Energy Holding, S.L.	Seville (ES)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	—	(7)		B

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Inabensa Bharat Private Limited	New Delhi (IN)	5,643	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	—	(1)	A
Inabensa Electric and Electronic Equipment Manufacturing (Tiajin)Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	—	(1)	—
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Limited	Leeds (GB)	—	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Maroc, S.A.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Pty Ltd	Johannesburg (ZA)	—	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Rio Ltda	R. de Janeiro (BR)	12,383	100.00	Befesa Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	—
Inabensa Saudí Arabia, LLC	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Inabensa USA, LLC	Phoenix (US)	36	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Inabensa, LLC	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	—
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	1,227	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	—
Insolation Sic 4 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 6 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation Sic 7.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 8 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 9 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation 17 S.R.L	Rome (IT)	9	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(7)	D
Insolation 18 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa Insaat Enerji Limited Sirketi	Ankara (TR)	58	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Inversora Enicar S.A.	Santiago de Chile (CL)	1,868	100.00	Abengoa Chile, S.A.	—	(2)	—
Junertil S.A.	Buenos Aires (AR)	—	100.00	Teyma Renovables, S.A.	(*)	(1)	—
Kaxu CSP O&M Company (Pty) Limited	Gauteng (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	—	(3)	—
Kaxu CSP South Africa (Proprietary) Limited	Gauteng (ZA)	1,232	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi CSP O&M Company (Pty) Limited	Gauteng (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	—	(3)	—
Khi CSP South Africa (Proprietary) Limited	Gauteng (ZA)	739	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Klitten, S.A.	Montevideo (UY)	15	100.00	Teyma Construcciones, S.A.	—	(1)	—
L.T. Rosarito y Monterrey, S.A. De CV	Mexico City (MX)	3,084	100.00	Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	—
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Las Cabezas Solar, S.L.	Seville (ES)	3	100.00	Aleduca, S.L.	—	(3)	—
Linares Fotovoltaica, S.L.	Seville (ES)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Lineas 612 Norte Noroeste, S.A. De C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	12,088	51.00	Abengoa Concessoes Brasil Holding S.A.	—	(2)	—
Logrosán Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Solar Inversiones Dos, S.L.	(*)	(7)	—
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	327,723	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	—	(7)	—
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	125,113	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(7)	B
Londrina Transmissora De Energía, S.A.	R. de Janeiro (BR)	39,663	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
Mallorca Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenv. Solares, Ltda./Europa Desenvolvimentos Solares, Ltda.	(*)	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Manaus Constructora Ltda	R. de Janeiro (BR)	—	50.50	Abengoa Brasil, Ltda.	—	(1)	—
Marismas PV A1, S.L.	Seville (ES)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Marismas PV B13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	—	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	246,522	100.00	Abengoa Solar, LLC.	—	(7)	—
NEA Solar Investments, LLC.	Delaware (US)	200	100.00	Abengoa Solar LLC.	(*)	(7)	—
NEA Solar Investments, S.A.	Seville (ES)	61	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar S.A./Abengoa Solar España, S.A.	—	(7)	—

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A/Abengoa Solar España, S.A.	—	(7)	—
NEA Solar Power, Ltd.	Ashalim (IL)	—	100.00	NEA Solar Investments, LLC	(*)	(7)	—
NEA Solar Power, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A/Abengoa Solar España, S.A.	—	(7)	—
Nicefield S.A	Buenos Aires (AR)	13	100.00	Teyma Renovables, S.A./Instalaciones Inabensa, S.A.	—	(5)	—
Nicsa Asia Pacific Private Limited	Singapore (SG)	—	100.00	Negocios Industriales y Comerciales, S.A.	—	(1)	—
Nicsa Fornecimiento de Materiais Eléctricos, Ltda.	R. de Janeiro (BR)	5,152	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Nicsa Industrial Supplies Corporation	Houston (US)	757	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Nicsa Industrial Supplies South Africa (Pty) Ltd.	Upington (ZA)	—	100.00	Nicsa, Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Nicsa Mexico, S.A. de CV	Mexico City (MX)	4	100.00	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S.A	—	(1)	B
Nicsa Perú, S.A.	Lima (PE)	6	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Norventus Atlántico, S.L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Omega Chile SpA	Santiago de Chile (CL)	2	100.00	Omega Sudamérica, S.L.	(*)	(1)	—
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	—	(1)	—
Omega Perú Operación y Mantenimiento S.A.	Lima (PE)	—	100.00	Omega Sudamérica S.L./Abengoa Perú S.A.	(*)	(1)	—
Omega Sudamérica, S.L	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	—	(1)	—
Operación y Mantenimiento Uruguay, S.A.	Montevideo (UY)	2	100.00	Omega Sudamérica S.L.	—	(5)	—
Palmatir S.A.	Montevideo (UY)	29,927	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Palmucho, S.A.	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Enicar Chile, S.A.	—	(2)	—
Power Structures Inc.	Delaware (US)	—	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	176	99.10	Abeinsa Asset Management, S.L.	—	(5)	—
Presentel, S.A.	Buenos Aires (AR)	3	100.00	Abencor Suministros, S.A.	(*)	(1)	—
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(5)	—
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Promotora Serabén de Servicios Corporativos, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Mexico S.A. de C.V./Abengoa Mexico S.A. de C.V.	—	(1)	—
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	37,786	92.59	Befesa CTA Qingdao, S.L.	—	(4)	B
Qingdao Befesa Agua Co., Ltd (WFOE Qingdao)	Qingdao (CH)	1,609	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	—	(1)	—
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Rioglass Solar 2, S.A.	Asturias (ES)	60	100.00	Rioglass Solar Holding, S.A.	—	(7)	B
Rioglass Solar Holding, S.A	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	—	(7)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	—	(7)	B
Rioglass Solar Int.	Brussels (BE)	62	100.00	Rioglass Solar Holding, S.A./Rioglass Solar, S.A.	(*)	(3)	—
Rioglass Solar, S.A	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	—	(7)	B
Rioglass South Africa (Lty) Ltd.	Upington (ZA)	60	100.00	Rioglass Solar Holding, S.A.	(*)	(7)	—
Royalla PV Pty Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
S.E.T Sureste Peninsular, S.A. De CV	Mexico City (MX)	1,700	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	—
Sanlúcar Solar, S.A.	Seville (ES)	8,215	100.00	Abengoa Solar, S.A./Asa Environment	—	(3)	B

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	57,569	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
SAS Abengoa Bioenergia Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Servicios Auxiliares de Administración, S.A. De C.V.	Mexico City (MX)	3	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Servicios de Ingenieria IMA, S.A.	Santiago de Chile (CL)	3,268	94.08	Abengoa Chile, S.A.	—	(1)	—
Shariket Tenes Lilmiyah Spa	Argel (DZ)	15,630	51.00	Befesa Aguas Tenes, S.L.	—	(4)	D
Siema AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	—
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	—	(1)	—
Siema Investment, S.L.U.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L	—	(1)	—
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	—	(1)	B
Simosa I.T., S.A	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	—	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	—	(1)	B
Simosa IT US, LLC	Chesterfield (US)	—	100.00	Simosa IT, S.A.	—	(1)	B
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	—	(1)	C
Sinalan, S.A.	Montevideo (UY)	3	100.00	Teyma Forestal, S.A.	—	(1)	—
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,458	65.00	Abengoa Servicios Industriales, S.A./Abengoa México, S.A. de CV	—	(5)	—
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	B
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	—	(1)	B
Sol3G	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	—	(7)	D
Solaben Electricidad Uno	Caceres (ES)	164,915	100.00	Extremadura Equity Investments Sárl.	—	(3)	B
Solaben Electricidad Dos	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Tres	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Seis	Badajoz (ES)	162,793	100.00	Extremadura Equity Investments Sárl.	—	(3)	B
Solaben Electricidad Ocho, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.	—	(3)	—
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	—	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	173	100.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Solar Processes, S.A.	Seville (ES)	14,578	100.00	Abengoa Solar España,S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solargate Electricidad Tres , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cuatro , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cinco , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A/Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,460	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Séis , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Solar Inversiones, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A.	—	(7)	B
Son Rivieren (Pty) Limited	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	—	(7)	B

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
South Africa PV Investments, S.L.	Seville (ES)	100	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	(*)	(7)	—
South Africa Solar Investments, S.L.	Seville (ES)	10,000	100.00	Abengoa Solar Internacional, S.A.	—	(7)	B
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	—	(7)	—
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A	—	(1)	—
Tarefix S.A	Delaware (US)	1	92.00	Asa Investment AG	—	(1)	B
Teyma Abengoa, S.A.	Buenos Aires (AR)	49,055	100.00	Asa Investment, AG/Asa Iberoamérica, S.L.	—	(1)	—
Teyma Construcciones S.A	Montevideo (UY)	5,094	97.00	Teyma Sociedad de Inversión, S.A.	—	(1)	B
Teyma Construction USA, LLC.	Phoenix (US)	1	100.00	Abeinsa, LLC .	—	(1)	—
Teyma Forestal, S.A.	Montevideo (UY)	787	100.00	Teyma Renovables	—	(7)	B
Teyma Gestión Ambiental, S.A.	Montevideo (UY)	18	100.00	Teyma Medioambiente, S.A.	—	(1)	—
Teyma India Private Limited	Mumbai (IN)	1,070	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	B
Teyma Medio Ambiente, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A .	—	(1)	—
Teyma Middle East, S.L.	Seville (ES)	1	100.00	Teyma, S.A./Teyma Int., S.A./Ábacus Project Management Inc./Teyma Uruguay, S.A.	—	(1)	B
Teyma Paraguay, SA.	Asuncion (PY)	—	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	—	(1)	—
Teyma Renovables, S.A.	Montevideo (UY)	3,563	98.00	Teyma Uruguay Holding S.A.	—	(1)	B
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	—	(1)	B
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	18,220	92.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
Teyma South Africa (Pty) Ltd.	Upington (ZA)	80	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Teyma Uruguay ZF, S.A.	Montevideo (UY)	23	100.00	Teyma Construcción, S.A.	—	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	14,801	100.00	Teyma Construction USA, LLC/Abener Engineering and Construction Services, LLC.	—	(1)	B
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	8,889	99.90	Abengoa Chile, S.A.	—	(2)	—
Transmisora Mejillones S.A.	Santiago de Chile (CL)	7,257	99.90	Abengoa Chile, S.A.	—	(2)	—
Transportadora Bahía Blanca S.A.	Buenos Aires (AR)	1	100.00	Abengoa S.A./Teyma Abengoa S.A.	(*)	(2)	—
Transportadora Cuyana, S.A.	Buenos Aires (AR)	4	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	—
Transportadora del Norte, S.A.	Buenos Aires (AR)	—	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	—	(1)	—
Transportadora Río Coronda, S.A.	Buenos Aires (AR)	—	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	D
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	—	100.00	Teyma Argentina, S.A./Abengoa, S.A.	—	(1)	—
Turbogenerador Madero 7, S.A. de C.V.	Mexico City (MX)	1	100.00	Abener Energ., S.A./Teyma, Gest. Cont. Const. e Ing., S.A./Abengoa México, S.A. de C.V.	(*)	(1)	—
Waste to Energy Suppliers San Jose, S.A.	Costa Rica (CR)	—	100.00	Abeinsa Inf. de Medio Ambiente, S.A./Teyma, Gestión de Contratos e Ingeniería, S.A.	(*)	(1)	—
XiNa CSP South Africa (Pty) Ltd	Gauteng (ZA)	39	100.00	South Africa Solar Investments, S.L.	—	(7)	B
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	—	(7)	—
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	—
Zeroemissions Carbon Trust, S.A	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(7)	—
Zeroemissions do Brasil, Ltda	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A.	—	(1)	—
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Manaus (BR)	7,210	60.00	Abengoa Concessões Brasil Holding, S.A.	(*)	(5)	—

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(**)
Abengoa 100% class B (control), Liberty 100% class A.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

Appendices

Appendix I

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix II

Associated companies and Joint Ventures included in the
2013 consolidation perimeter using the participation method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Abengoa Bioenergy Biomass of Kansas, LLC	Chesterfield (US)	330,036	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	B
Agua y Gestión de Servicios Ambientales, S.A.	Seville (ES)	7,124	41.54	Abengoa Water, S.L.U.	—	(4)	—
Al Osais-Inabensa Co. Ltd	Dammam (SA)	387	50.00	Inabensa Saudi Arabia, LLC	—	(1)	B
ATE VIII, Transmissora de Energía, S.A.	R. de Janeiro (BR)	3,852	50.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
Basor México, S.A.P.I. de C.V.	Mexico City (MX)	180	50.00	Nicsamex, S.A. de C.V.	(*)	(1)	—
Central Eólica São Tomé Ltda.	Sao Paulo (BR)	61	9.00	Abengoa Construçao Brasil, Ltda.	—	(5)	—
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water, S.L.U.	—	(4)	—
Coaben, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	B
Cogeneración Motril, S.A.	Seville (ES)	1,913	19.00	Abeinsa Asset Management, S.L.	—	(5)	—
Concecutex, S.A. de C.V.	Toluca (MX)	6,932	50.00	Abengoa México, S.A. de C.V.	—	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	1,727	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Consorcio Teyma M y C Ingeniería	Santiago de Chile (CL)	10	50.00	Abengoa Chile, S.A.	—	(1)	—
Evacuación Valdecaballeros, S.A.	Madrid (ES)	8,984	57.14	Solaben Electricidad Uno, Dos, Tres y Seis, S.A.	—	(3)	—
Evacuación Villanueva del Rey, S.L.	Seville (ES)	2	45.13	Helioenergy Electricidad Uno, Dos y Tres, S.A.	—	(3)	—
Explotaciones Varias, S.L.	Seville (ES)	2,301	50.00	Abengoa, S.A.	—	(1)	—
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Geida Tlemcen, S.L.	Madrid (ES)	13,584	50.00	Abengoa Water, S.L.U.	—	(4)	—
Ghenova Ingeniería S.L.	Seville (ES)	1,027	20.00	Abener Energía, S.A.	—	(1)	—
Green Visión Holding BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	—	(1)	—
Helioenergy Electricidad Uno, S.A.	Seville (ES)	43,600	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Helioenergy Electricidad Dos, S.A.	Seville (ES)	42,718	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Íbice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	462	50.00	Abengoa Concessões Brasil Holding, S.A.	—	(1)	—
Inabensa Green Energy Co., Ltd.	Japan (JP)	198	50.00	Instalaciones Inabensa S.A.	(*)	(1)	—
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	13,245	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi Solar One (Pty) Ltd	Gauteng (ZA)	10,426	51.00	Son Rivieren (Pty) Limited	—	(3)	B
Ledincor S.A.	Montevideo (UY)	530	49.00	Teyma Forestal, S.A.	—	(1)	—
Lidelir S.A.	Montevideo (UY)	890	49.00	Teyma Forestal, S.A.	—	(1)	—
Micronet Porous Fibers, S.L.	Vizcaya (ES)	2,809	50.00	Abengoa Water S.L.U. [K19] 50%; Porous Fiber 50%	—	(7)	—
Mojave Solar LLC	Berkeley (US)	246,521	100.00	Mojave Solar Holding, LLC	—	(3)	B
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,600	51.00	Geida Tlemcen, S.L.	—	(4)	D
Negev Energy — Ashalim Thermo-Solar Ltd.	Tel Aviv (IL)	—	50.00	NEA Solar Power, Ltd.	(*)	(3)	—
Palen Solar Holdings, LLC	California (US)	22,845	42.97	Abengoa SP Holdings, LLC	(*)	(3)	—
Parque Eólico Cristalândia Ltda.	Salvador — Bahía (BR)	1,016	20.00	Instalaciones Inabensa, S.A./Abengoa Concessões Brasil Holding, S.A.	—	(5)	—
Resurce, Resid. Urbanos de Ceuta, S.L.	Seville (ES)	2,030	50.00	Abengoa, S.A.	—	(1)	—
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A. de C.V.	—	(1)	B
Shams Power Company PJSC	Abu-Dhabi (AE)	162	40.00	Total Abengoa Solar Emirates Investment Company, BV	—	(3)	—
SRC Nanomaterials, S.A	Asturias (ES)	500	50.00	Rioglass Solar, S.A.	—	(3)	—
Tendogenix (RF) (Pty) Ltd.	Gauteng (ZA)	—	40.00	Xina CSP South Africa (Pty) Ltd	(*)	(3)	—
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	24,177	50.00	Abengoa Solar Ventures, S.A	—	(7)	B
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	—	(3)	B
TSMC Ingeniería y Contrucción, Ltda.	Santiago de Chile (CL)	12	33.30	Abengoa Chile, S.A.	—	(1)	—

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix III

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Acceso Avda Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Adis Segovia Valdestrilla	Madrid (ES)	—	7.00	Instalaciones Inabensa, S.A.	—	(1)	—
Agencia Andaluza de Energía	Seville (ES)	6	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Almería	Almeria (ES)	2	50.00	Abengoa Water S.L.U.	—	(4)	—
Aparcamiento L`Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
APCA Inabensa-Abengoa Lote 1	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abengoa S.A.	—	(1)	—
APCA Inabensa-Abengoa Lote 2	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abengoa S.A.	—	(1)	—
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Armilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Asimel	Madrid (ES)	1	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Badaia	Vitoria (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Baja California	Seville (ES)	—	100.00	Inabensa, S.A./Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A./Serv. Aux. de Administración, S.A. de C.V.	—	(1)	D
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
CARE Córdoba	Seville (ES)	12	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Cartagena	Murcia (ES)	1	38.00	Abengoa Water S.L.U.	—	(4)	—
cd	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
CEI Huesca	Zaragoza (ES)	1	20.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Cercanias Tren (Camas-Salteras)	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Circulo Mercantil e Industrial de Sevilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Consorcio Abengoa Kipreos Limitada	Santiago (CL)	8	50.00	Abengoa Chile, S.A.	(*)	(1)	—
Consorcio Ambiental de la Plata	Montevideo (UY)	1	40.00	Teyma Uruguay, S.A./Teyma Medioambiente S.A.	(*)	(1)	—
Consorcio Constructor Alto Cayma	Lima (PE)	—	25.00	Abengoa Perú, S.A.	(*)	(1)	—
Consorcio La Gloria	Lima (PE)	—	50.00	Abengoa Perú, S.A.	—	(1)	—
Consorcio Pachacutec	Lima (PE)	—	50.00	Abengoa Perú, S.A.	—	(1)	—
CPD Solares UTE	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio ETEA	Zaragoza (ES)	—	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio PICA	Seville (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación L-3	Madrid (ES)	1	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Emergencia NAT Barcelona	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Emvisesa Palacio Exposiciones	Seville (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Noroeste	Seville (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Equipamiento Solar Caballería	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Ferial Badajoz	Madrid (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Ferrovial-Agroman Teyma (FAT)	Montevideo (UY)	—	40.00	Teyma Uruguay, S.A.	(*)	(1)	—
Fotovoltaica Expo	Zaragoza (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
Gallur Castejon	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Guardería La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
H. Campus de la Salud	Seville (ES)	2	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Hospital Costa del Sol	Malaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Catral	Alicante (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton La Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Villajoyosa	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inst. Eléctricas Hospital Costa del Sol	Malaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Hospital VQ	Seville (ES)	6	60.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Plataforma Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Lav-Buixalleu	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Libia-Líneas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Machupichu	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	(*)	(1)	—
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Mnto.Comunic.Metro L9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Mobiliario La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Nat Electricidad	Madrid (ES)	4	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
O&M Desal. Honaine	Argelia (DZ)	2	50.00	Abengoa Water S.L.U.	—	(4)	—
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque aeronáutico	Seville (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque Soland	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Patrimonio	Seville (ES)	2	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pistas Deportivas La Nucia	Alicante (ES)	1	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Preufet Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Primapen III	Gijón (ES)	36	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Rap Fenol	Madrid (ES)	1	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
S/E Blanes	Madrid (ES)	6	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
S/E Libia	Madrid (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
S/E Modulares	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
S/E Sant Adriá	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Sede Universitaria	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
Semi-Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silfrasub	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silvacat	Madrid (ES)	30	35.50	Instalaciones Inabensa, S.A.	—	(1)	—
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	—	(1)	—
Sisecat II	Madrid (ES)	6	20.95	Instalaciones Inabensa, S.A.	(*)	(1)	—
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Suburbano Mexico	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Tablada	Seville (ES)	6	50.00	Abengoa Water S.L.U.	—	(4)	—
Telar Klitten	Montevideo (UY)	1	100.00	Teyma Uruguay, S.A.	(*)	(1)	—
Teyma Israel I	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Teyma Israel II	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Teyma Israel III	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Torre Isla Cartuja	Seville (ES)	12	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Tranvía de Jaén	Seville (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Túnel Rovira	Barcelona (ES)	2	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Usansolo	Vizcaya (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abeima Teyma Barka I	Seville (ES)	—	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(4)	—
UTE Abeima Teyma Barka II	Seville (ES)	—	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	(*)	(1)	—
UTE Abeima Teyma Nungua	Seville (ES)	7	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(1)	—
UTE Abeima Teyma Zapotillo	Seville (ES)	7	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(1)	—
UTE Abencor-Inabensa Chilca Montalvo	Seville (ES)	7	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	—	(1)	—
UTE Abener Befesa Cortés Pallás	Seville (ES)	5	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./'Abener Energía, S.A.	—	(1)	—
UTE Abener Befesa Sahechores	Seville (ES)	—	100.00	Abener Energía, S.A./Abeinsa Infraestructura Medio Ambiente/Abengoa Water S.L.U.	—	(1)	—
UTE Abener Inabensa Francia	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Abener Inabensa Germany	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abener Inabensa NP Tabasco	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	D
UTE Abener Inabensa Paises Bajos	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abener Teyma Biomasa Salamanca	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Biomasa Salamanca II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma CRS I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma CRS II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Emirates I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	D
UTE Abener Teyma Helio Energy I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Helio Energy II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Helios I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Helios II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Paulputs	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Paysandu	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben IC	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben III	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben VI	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solacor I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solacor II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solar Tabernas	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería/Abengoa Solar New Technologies	—	(1)	—
UTE Abener Teyma Upington	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Xina	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Abensaih Guadalquivir	Seville (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abensaih Mantenimiento	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Aguas Salobres	Seville (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Amés Brión	La Coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Ashalim Eucomsa-Abeinsa Engineering	Seville (ES)	—	100.00	Europea de Construcc. Metálicas, S.A./Abeinsa Engineering SL	(*)	(1)	—
UTE Atabal	Malaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Avensaih Guadalete — Barbate	Cadiz (ES)	3	31.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Avinyó	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE B.Almanzora	Murcia (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Balsa del Rosario	Seville (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Báscara	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE CAC Arequipa	Arequipa (PE)	7	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE CAC Arequipa	Arequipa (PE)	3	25.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Cáceres	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal Alguerri	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Carboneras	Almeria (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Cartuja	Seville (ES)	—	30.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Centro Morelos	Seville (ES)	—	100.00	Abener Energía, S.A./Inabensa, S.A./Serv. Aux. de Administración, S.A. de C.V.	—	(1)	—
UTE Chennai	India (IN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Chennai O&M	India (IN)	1	100.00	Construcciones y Depuraciones, S.A./Abengoa Water S.L.U.	—	(4)	—
UTE Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Cunene	Angola (AN)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Dead Sea	Seville (ES)	—	100.00	Abener Energía, S.A/Abeinsa Engineering SL	—	(1)	—
UTE Deca	Almeria (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Depurbaix	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Edar Montemayor	Córdoba (ES)	—	50.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE El Cerrillo	Córdoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Esclusa 42	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Espluga	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Fontsanta	Cataluña (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fonz	Cataluña (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water S.L.U.	—	(4)	—
UTE Guiamets	Cataluña (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Hassi R?Mel Construction	Seville (ES)	—	100.00	Abener Energía, S.A., Abengoa Solar New Technologies	—	(1)	—
UTE Hassi R?Mel O&M	Seville (ES)	—	100.00	Abener Energía, S.A./Abengoa Solar España	—	(4)	—
UTE Hidrosur	Malaga (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Honaine	Argelia (AR)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Huesna	Seville (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Inabensa Teyma Eólica del Tala	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	(*)	(1)	D
UTE Inabensa Teyma Peralta	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(1)	D
UTE Inabensa-Eucomsa-Perú	Seville (ES)	7	100.00	Instalaciones Inabensa, S.A./Europea de Construcc. Metálicas, S.A.	—	(1)	—
Ute Inst. Clima Hospital Costa del Sol	Malaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Júcar Vinalopo	Valencia (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Kurkudi	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE La Codosera	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Las Bambas	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	—	(2)	—
UTE Lubet Cádiz	Cadiz (ES)	—	75.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Mant. Valdeinfierno	Murcia (ES)	2	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Mantenimiento Presas	Malaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Marismas Construccion	Seville (ES)	12	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A/Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Minicentrales	Madrid (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Moraira	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Ojén Mijas	Malaga (ES)	—	70.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Paneles	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Puerto de Huelva	Huelva (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A/Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Qingdao	China (CN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A/Construcciones y Depuraciones, S.A.	—	(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Ranilla	Seville (ES)	2	15.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Retortillo	Seville (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Reus	Cataluña (ES)	4	65.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Ribera	Valencia (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Riegos Marismas	Seville (ES)	6	99.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Rincón Vict	Malaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sahechores	León (ES)	4	62.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
UTE Saih Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sallent	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE San Juan del Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sant Celoni	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Segriá Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Skikda	Argelia (AR)	2	67.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Skikda O&M	Argelia (AR)	1	67.00	Construcciones y Depuraciones, S.A./Abengoa Water S.L.U.	—	(4)	—
UTE Sta. Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Teatinos	Malaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Tenés	Argelia (AR)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A/Construcciones y Depuraciones, S.A.	—	(1)	D
UTE Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Vall Baixa	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Vilagarcía	Pontevedra (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Villanueva	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Xerta-Xenia	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Utrera	Seville (ES)	3	50.00	Abengoa Water S.L.U.	—	(4)	—
Winterra.-Inaben.Atraque Puerto de Vigo	Compostela (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Monterroso	Compostela (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Sarriá	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Zonas Deportivas La Nucia	Alicante (ES)	4	45.00	Instalaciones Inabensa, S.A.	(*)	(1)	—

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix IV

Subsidiary companies which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Abencasa-Abengoa Comer. Y Administraçao, S.A.	2013	100.00	Sale of the company
Abencs Investments, LLC	2013	100.00	Windup of the company
Abener Teyma Abeinsa Glendale General Partnership	2013	100.00	Windup of the company
Abengoa Solar PV, LLC	2013	100.00	Merged of the company
Abengoa Solar Saudi Arabia Limited Liability Company	2013	100.00	Windup of the company
Aelsa, Abener El Sauz, S.A. De CV	2013	100.00	Windup of the company
Alianza Medioambiental, S.L.	2013	100.00	Sale of the company
Aludisc, Alumninios en Disco S.A.	2013	100.00	Sale of the company
Aqualdre Zinc,S.L	2013	100.00	Sale of the company
Baja California 229, S.A. de C.V.	2013	100.00	Windup of the company
Bargoa, S.A.	2013	99.98	Sale of the company
Befesa Aluminio S.L.	2013	100.00	Sale of the company
Befesa Aluminium Germany GmbH	2013	100.00	Sale of the company
Befesa Argentina(antes Borg Austral ARP, S.A.	2013	100.00	Sale of the company
Befesa Escorias Salinas, S.A.	2013	100.00	Sale of the company
Befesa Gest. Res. Ind, S.L.	2013	100.00	Sale of the company
Befesa Medio Ambiente, S.L.U.	2013	100.00	Sale of the company
Befesa PCB	2013	100.00	Sale of the company
Befesa Perú, S.A.	2013	100.00	Sale of the company
Befesa Plásticos, S.L.	2013	97.40	Sale of the company
Befesa Portugal Gestáo de Resíduos Industriais, Bgri, S.A.	2013	100.00	Sale of the company
Befesa Reciclaje de Residuos de Aluminio, S.L.	2013	100.00	Sale of the company
Befesa Salt Slag, Ltd	2013	100.00	Sale of the company
Befesa Salzschlacke GmbH	2013	100.00	Sale of the company
Befesa Scandust AB	2013	100.00	Sale of the company
Befesa Servicios Corporativos, S.A.	2013	100.00	Sale of the company
Befesa Servicios S.A	2013	51.00	Sale of the company
Befesa Silvermet Adana Celik Tozu Geri Donusum AS	2013	100.00	Sale of the company
Befesa Silvermet Iskenderun	2013	100.00	Sale of the company
Befesa Silvermet Izmir Celik Tozu Geri Donusum AS	2013	100.00	Sale of the company
Befesa Silvermet Turkey, S.L.	2013	51.00	Sale of the company
Befesa Steel R & D, S.L.U.	2013	100.00	Sale of the company
Befesa Steel Services GmbH	2013	100.00	Sale of the company
Befesa Valera, S.A.S.	2013	100.00	Sale of the company
Befesa Valorización de Azufre, S.L.U.	2013	100.00	Sale of the company
Befesa Valorización S.L Sociedad Unipersonal	2013	100.00	Sale of the company
Befesa Zinc Freiberg GmbH & Co KG	2013	100.00	Sale of the company
Befesa Zinc Aser, S.A.	2013	100.00	Sale of the company
Befesa Zinc Comercial, S.A.	2013	100.00	Sale of the company
Befesa Zinc Duisburg GmbH	2013	100.00	Sale of the company
Befesa Zinc Germany GmbH	2013	100.00	Sale of the company
Befesa Zinc Gravelines, S.A.S.U.	2013	100.00	Sale of the company

Appendices

Appendix IV

Subsidiary companies which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Befesa Zinc Óxido, S.A.U.	2013	100.00	Sale of the company
Befesa Zinc Sur, S.L.	2013	100.00	Sale of the company
Befesa Zinc, S.A.U.	2013	100.00	Sale of the company
C.D.Puerto San Carlos S.A. De CV	2013	100.00	Windup of the company
Captasol Fotovoltaica 40 S.L.	2013	100.00	Windup of the company
Captasol Fotovoltaica58 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica72 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 73 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica77 S.L.	2013	99.94	Windup of the company
Complejo Medioambiental Tierra de Campos, S.L	2013	77.00	Sale of the company
Donsplav	2013	51.00	Sale of the company
Ecovedras SA	2013	78.00	Sale of the company
Galdán, S.A	2013	100.00	Sale of the company
Harper Dry Lake Land Company LLC	2013	100.00	Windup of the company
Helio Energy Electricidad Siete, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Ocho, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Nueve, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad DIez, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Doce, S.A.	2013	100.00	Windup of the company
Helioenergy Electricidad Veinticinco, S.A	2013	99.99	Windup of the company
Inabensa Portugal, S.A.	2013	100.00	Windup of the company
Iniciativas Mediambientales, S.L.	2013	100.00	Sale of the company
Insolation Sic 5 S.R.L	2013	100.00	Windup of the company
Insolation Sic 10 S.R.L	2013	100.00	Windup of the company
Insolation Sic 11 S.R.L	2013	100.00	Windup of the company
Insolation Sic 12 S.R.L	2013	100.00	Windup of the company
Insolation Sic 13 S.R.L	2013	100.00	Windup of the company
Insolation Sic 14 S.R.L	2013	100.00	Windup of the company
Insolation Sic 15 S.R.L	2013	100.00	Windup of the company
Italica Solare, S.r.l.	2013	100.00	Windup of the company
MRH-Residuos Metálicos, S.L.	2013	100.00	Sale of the company
Mundiland, S.A.	2013	100.00	Windup of the company
Nicsa Suministros Industriales, S.A.	2013	100.00	Sale of the company
Pomacocha Power S.A.	2013	90.00	Sale of the company
Residuos Ind. De la Madera de Córdoba, S.A.	2013	71.09	Sale of the company
Solaben Electricidad Doce, S.A.	2013	100.00	Windup of the company
Solaben Electricidad Quince, S.A	2013	100.00	Windup of the company
Solar Nerva SLU	2013	100.00	Sale of the company
Solargate Electricidad Dos, S.A.	2013	100.00	Windup of the company
Solargate Electricidad Uno, S.A.	2013	100.00	Windup of the company
Soluciones Ambientales del Norte Limitada S.A	2013	100.00	Sale of the company
Solugas Energía S.A.	2013	100.00	Windup of the company
Trinacria Spzoo	2013	95.05	Sale of the company

Appendices

Appendix IV

Subsidiary companies which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Valorcam S.L	2013	80.00	Sale of the company
XiNa Community Trust	2013	100.00	Sale of the company
Xina Community Trust BEE Holding	2013	100.00	Sale of the company
Abengoa Bioenergy of SW Kansas, LLC	2012	100.00	Windup of the company
Almadén Solar, S.A.	2012	51.00	Windup of the company
Befesa Waterbuilt GP, Inc.	2012	51.00	Merged of the company
Befesa Zinc Amoreb., S.A.	2012	100.00	Merged of the company
Bioeléctrica Jienense, S.A.	2012	100.00	Windup of the company
Captasol Fotovoltaica 41, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 44, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 48, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 49, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 50, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 51, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 53, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 54, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 55, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 56, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 57, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 59, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 60, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 61, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 62, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 63, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 64, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 65, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 66, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 67, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 68, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 69, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 71, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 74, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 75, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 76, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 78, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 79, S.L.	2012	99.94	Windup of the company
Insolation 1, S.R.L.	2012	100.00	Windup of the company
Insolation 2, S.R.L.	2012	100.00	Windup of the company
Insolation 19 S.R.L	2012	100.00	Windup of the company
Insolation 20 S.R.L	2012	100.00	Windup of the company
Insolation Sic 16 S.R.L	2012	100.00	Windup of the company
Proyectos de Inversiones Medioambientales, S.L.	2012	100.00	Merged of the company
Solaben Electricidad Nueve, S.A.	2012	100.00	Windup of the company

Appendices

Appendix IV

Subsidiary companies which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Solaben Electricidad Once, S.A.	2012	100.00	Windup of the company
Solúcar Andalucía FV1, S.A	2012	100.00	Windup of the company
Solúcar Andalucía FV2, S.A	2012	100.00	Windup of the company
Solúcar Castilla FV1, S.A	2012	100.00	Windup of the company
Solúcar Castilla FV2, S.A	2012	100.00	Windup of the company
Telvent Implantación de Sistemas S.L	2012	100.00	Windup of the company
ABC Issuing Company, Inc.	2011	100.00	Windup of the company
Abener France, EURL	2011	100.00	Windup of the company
Abengoa Solar PV, S.A.	2011	100.00	Windup of the company
Abentey, S.A.	2011	100.00	Windup of the company
Ashalim Solar Power One Ltd.	2011	100.00	Windup of the company
Befesa Chile Gestión Ambiental Limitada	2011	100.00	Merged of the company
Beijing Blue Shield High & New Tech. Co., Ltd	2011	80.00	Sale of the company
Bioetanol Galicia Novas Tecnoloxías, S.A.	2011	60.00	Windup of the company
BUS France	2011	100.00	Merged of the company
Captasol Fotovoltaica 39 S.L.	2011	100.00	Windup of the company
Captasol Fotovoltaica 42 S.L.	2011	100.00	Windup of the company
Captasol Fotovoltaica 43 S.L.	2011	100.00	Windup of the company
Captasol Fotovoltaica 45 S.L.	2011	100.00	Windup of the company
Captasol Fotovoltaica 46 S.L.	2011	100.00	Windup of the company
Captasol Fotovoltaica 47 S.L.	2011	100.00	Windup of the company
Captasol Fotovoltaica 70 S.L.	2011	99.94	Windup of the company
DTN, Data Transmission Network	2011	100.00	Sale of the company
Fundación Santa Angela Grupos Vulnerables	2011	100.00	Windup of the company
Gestión de Evacuación Don Rodrigo, S.L.	2011	100.00	Windup of the company
Gestión Integral de Proyectos e Ingeniería, S.A. De C.V.	2011	99.80	Sale of the company
Helio Energy Electricidad Catorce S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Diecinueve S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Dieciocho, S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Dieciseis, S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Diecisiete, S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Quince, S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Seis, S.A.	2011	100.00	Windup of the company
Helio Energy Electricidad Veinte, S.A.	2011	100.00	Windup of the company
Inabensa Seguridad S.A.	2011	100.00	Windup of the company
Matchmind Software Ltda (Matchmind Brasil)	2011	100.00	Sale of the company
New Cairo Wastewater Company	2011	100.00	Windup of the company
NTE, Nordeste Transmissora de Energía, S.A.	2011	100.00	Sale of the company
Solaben Electricidad Catorce, S.A	2011	100.00	Windup of the company
Solaben Electricidad Cinco	2011	100.00	Windup of the company
Solaben Electricidad Cuatro	2011	100.00	Windup of the company
Solaben Electricidad Diecinueve, S.A	2011	100.00	Windup of the company
Solaben Electricidad Dieciocho, S.A	2011	100.00	Windup of the company

Appendices

Appendix IV

Subsidiary companies which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Solaben Electricidad Dieciseis S.A	2011	100.00	Windup of the company
Solaben Electricidad Diecisiete, S.A	2011	100.00	Windup of the company
Solaben Electricidad Siete, S.A.	2011	100.00	Windup of the company
Solaben Electricidad Trece, S.A	2011	100.00	Windup of the company
Solaben Electricidad Veinte, S.A	2011	100.00	Windup of the company
Solacor Electricidad Tres, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Diez, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Doce, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Nueve, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Ocho, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Once, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Seis, S.A.	2011	100.00	Windup of the company
Solargate Electricidad Siete, S.A.	2011	100.00	Windup of the company
Solnova Electricidad Diez, S.A.	2011	100.00	Windup of the company
Solnova Electricidad Doce, S.A.	2011	100.00	Windup of the company
Solnova Electricidad Nueve, S.A.	2011	100.00	Windup of the company
Solnova Electricidad Ocho, S.A.	2011	100.00	Windup of the company
Solnova Electricidad Once, S.A.	2011	100.00	Windup of the company
Solnova Electricidad Siete, S.A.	2011	100.00	Windup of the company
Solúcar Extremadura FV1, S.A	2011	100.00	Windup of the company
Solúcar Extremadura FV2, S.A	2011	100.00	Windup of the company
Telvent Arce Sistemas SA	2011	99.99	Sale of the company
Telvent Argentina	2011	100.00	Sale of the company
Telvent Australia Pty Ltd	2011	100.00	Sale of the company
Telvent Brasil, S.A.	2011	100.00	Sale of the company
Telvent Canada, Ltd.	2011	100.00	Sale of the company
Telvent Chile	2011	100.00	Sale of the company
Telvent China	2011	100.00	Sale of the company
Telvent Deutschland Gmbh	2011	100.00	Sale of the company
Telvent Dinamarca	2011	100.00	Sale of the company
Telvent Energía S.A.	2011	100.00	Sale of the company
Telvent Environment, S.A.	2011	100.00	Sale of the company
Telvent Export, S.L	2011	100.00	Sale of the company
Telvent GIT, S.A.	2011	41.09	Sale of the company
Telvent Global Services, S.A. (S.A.U)	2011	100.00	Sale of the company
Telvent México, S.A.	2011	99.34	Sale of the company
Telvent Netherlands BV	2011	100.00	Sale of the company
Telvent Portugal, S:A.	2011	100.00	Sale of the company
Telvent Saudi Arabia, Co. Ltd	2011	100.00	Sale of the company
Telvent Scandinavia AB	2011	100.00	Sale of the company
Telvent Servicios Compartidos, S.A.	2011	100.00	Sale of the company
Telvent Tráfico y Transporte, S.A.	2011	100.00	Sale of the company
Telvent USA Corporation (Telvent Farradyne)	2011	100.00	Sale of the company

Appendices

Appendix IV

Subsidiary companies which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Telvent Venezuela C.A	2011	100.00	Sale of the company
Trafinsa, Tráfico e Ingenier., S.A.	2011	100.00	Sale of the company
Transportadora del Atlántico, S.A.	2011	100.00	Windup of the company
Zeroemissions Eatern Europe, LLC	2011	100.00	Windup of the company

Appendices

Appendix V

Associated companies and Joint Ventures which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Red Eléctrica del Sur, S.A. (Redesur)	2013	23.75	Windup of the company
Ecología Canaria, S.A. (Ecansa)	2013	45.00	Sale of the company
Hankook R&M Co., Ltd.	2013	25.00	Sale of the company
Betearte	2013	33.33	Sale of the company
Recytech SA	2013	50.00	Sale of the company
Abencon, S.A. de C.V.	2013	50.00	Sale of the company
Central Eólica São Jorge S.A.	2013	100.00	Sale of the company
Central Eólica São Cristóvão S.A.	2013	100.00	Sale of the company
Central Eólica Santo Antonio de Pádua S.A.	2013	100.00	Sale of the company
Gestión y Valorización Integral del Centro, S.L.	2013	50.00	Sale of the company
Santos Energia Participaçoes S.A	2013	50.00	Sale of the company
Abener-Dragados Industrial-México, S.A. De C.V.	2013	50.00	Windup of the company
Carmona & Befesa Limpiezas Industriais, Ltda. (C&B)	2013	50.00	Sale of the company
Abengoa Participaçoes Holding	2012	50.00	Sale of the company
Abenor, S.A.	2012	20.00	Sale of the company
Araucana de Electricidad, S.A.	2012	20.00	Sale of the company
ATE II Transmissora de Energia, S.A.	2012	50.00	Sale of the company
ATE III Transmissora de Energia, S.A.	2012	50.00	Sale of the company
ATE Transsmisora de Energía, S.A.	2012	50.00	Sale of the company
Bioener Energía, S.A.	2012	50.00	Windup of the company
Huepil de Electricidad, S.L.	2012	20.00	Sale of the company
Inversiones Eléctricas Transam Chile Limitada.	2012	20.00	Sale of the company
Italgest Abengoa Solar, S.r.l	2012	50.00	Windup of the company
Shams One Company LLC	2012	20.00	Windup of the company
STE-Sul Transmissora de Energía, Ltda.	2012	50.00	Sale of the company
Girhmex, S.A. De C.V.	2011	50.00	Windup of the company
Consorcio Constructor Alto Cayma	2011	50.00	Windup of the company
Keyland Sistemas de Gestión S.L	2011	50.00	Windup of the company
Telvent DMS LLC.	2011	49.00	Sale of the company
Zoar Eolica, S.L.	2011	33.33	Windup of the company

Appendices

Appendix VI

Temporary Joint Ventures which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share
Abensaih Construcción	2013	50.00
Centro I	2013	25.00
Centro Morelos Gen.Electrica 622 MW	2013	100.00
China Exhibition Center	2013	34.50
China Internacional	2013	34.50
Edar—Motril	2013	50.00
Elantxobe	2013	50.00
Energía Palmas Altas	2013	50.00
Erabil	2013	20.00
Inabensa- Intel	2013	50.00
Inelin	2013	48.50
Itoiz	2013	35.00
Mundaka	2013	50.00
Sector Vilablareix	2013	33.34
UTE Agua Prieta (EP)	2013	100.00
Ute Poniente Almeriense	2013	100.00
Villarreal	2013	50.00
Abener Inabensa	2012	70.00
Abener Inabensa Germany	2012	70.00
Abener Inabensa NP Tabasco	2012	70.00
Abener Inabensa Paises Bajos	2012	70.00
Consorcio Abengoa Perú y Cosapi	2012	50.00
Consorcio Constructor Alto Cayma	2012	25.00
Hassi R'Mel Construction	2012	70.00
Hassi?Mel Construcción	2012	30.00
Inabensa Apca 1	2012	50.00
Inabensa Apca 1	2012	50.00
Minicentrales	2012	50.00
Perú	2012	70.00
Puerto de Huelva	2012	50.00
Qingdao	2012	20.00
Retortillo	2012	30.00
Sahechores	2012	62.00
Sahechores	2012	30.00
Skikda	2012	25.00
Tenés EPC	2012	20.00
Zonas Deportivas La Nucia	2012	45.00
Chennai O&M	2012	20.00
Chennai	2012	20.00
Honnaine	2012	50.00
Marismas Construccion	2012	90.00
Valdeinfierno	2012	20.00

Appendices

Appendix VI

Temporary Joint Ventures which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share
China Internacional	2012	34.50
Complejo Espacial	2012	50.00
Hospital Aranjuez	2012	20.00
Intercambiador Mairena	2012	30.00
Sigmalac	2012	33.34
Winterra-Inabensa Guardia Civil	2012	30.00
Winterra-Inabensa E.V. Meixoeiro	2012	30.00
Ute Selectiva Poniente	2012	50.00
Abensaih Construcción UTE	2011	50.00
Abensaih Mantenimiento UTE	2011	50.00
Acciona—TTT	2011	50.00
Acisa—Indra Sistemas—Telvent	2011	34.00
Alstom Tráfico—TTT	2011	25.00
Baix Llobregat	2011	50.00
Bascara	2011	40.00
Cei Huesca	2011	20.00
Cercanias Tren (Camas-Salteras)	2011	35.00
Chilca Montalbo	2011	80.00
Cobra—TTT	2011	50.00
Consocio Iberinco-T. Tunez	2011	50.00
Consorcio Abengoa Kipreos Ltda	2011	50.00
Consorcio Siga SDI IMA Limitada	2011	50.00
Consorcio Tema/Vaisala	2011	80.00
Contenedores Ortuella	2011	60.00
Dragados Ind.—Electrinic traffic- Indra sistemas—ST—Tekia cons.	2011	22.75
Edif. Plaza d/America (Ferrabe)	2011	35.00
Eidra	2011	42.00
Electronic Traffic—TTT	2011	25.00
Electronic Traffic—TTT	2011	50.00
Electronic Trafic-TTT-Sice	2011	33.00
Energía Noroeste	2011	50.00
Ferrovial, Teyma, Befesa	2011	30.00
Grupisa Infraestructuras—TTT	2011	50.00
Inabensa—ST	2011	80.00
Indra sistemas—ST	2011	50.00
Indra sistemas—ST	2011	36.00
Indra Sistemas—TTT	2011	50.00
Indra Sistemas—TTT	2011	50.00
Indra Sistemas—TTT	2011	50.00
Indra Sistemas—TTT	2011	50.00
Inelcy	2011	33.33
Negratín Almanzora	2011	50.00
Nicsa—ST N? 1	2011	50.00

Appendices

Appendix VI

Temporary Joint Ventures which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share
Primapen III	2011	33.33
Rap Fenol	2011	33.33
S/E Modulares	2011	50.00
S/E Orio	2011	20.00
Saima Seguridad—TTT	2011	50.00
Sala Reguladora TF Norte	2011	25.00
Sice—ST	2011	50.00
Sice—ST	2011	20.00
Sice—ST	2011	50.00
Sice—ST, AIE	2011	50.00
Sice—TTT	2011	50.00
ST—Acisa	2011	65.00
ST—Codinsa	2011	50.00
ST—Daviña N?1	2011	80.00
ST—Disel Aire	2011	50.00
ST—E. Otaduy—Excavaciones Cantabricas, A.I.E.	2011	34.00
ST—Etralux	2011	50.00
ST—Etralux	2011	50.00
ST—Etralux	2011	55.00
ST—Etralux	2011	56.00
ST—Etralux	2011	35.00
ST—Etralux n? 1	2011	56.00
ST—Getecma	2011	60.00
ST—Getecma	2011	75.00
ST—Inabensa	2011	80.00
ST—Indra	2011	55.00
ST—Indra—Etralux	2011	45.00
ST—Isolux Wat	2011	50.00
ST—Monelec	2011	50.00
ST—Monelec	2011	50.00
ST—Monelec	2011	54.00
ST—Monelec	2011	55.00
ST—Sice—Acisa	2011	54.00
ST—VS Ingenieria y Urbanismo	2011	50.00
Tas—Balzola—Cobra	2011	50.00
TAS—Guillermo Ibargoyen—Inabensa	2011	40.00
Telve Novasoft Ingenieria S.L. Telvent Interactiva S.A. Movipolis	2011	20.00
Telvent Interactiva y Carestream, Ute	2011	50.00
Telvent Interactiva y Fujitsu, Ute	2011	50.00
Telvent Interactiva y Guadaltel, Ute	2011	50.00
Telvent Interactiva y Novasolft II, Ute Proyecto Abregoa	2011	50.00
Telvent Interactiva y Novasolft, Ute Proyecto Archiva	2011	20.00
Telvent UTE	2011	100.00

Appendices

Appendix VI

Temporary Joint Ventures which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share
Telvent-Inabensa	2011	50.00
TTT—Acisa	2011	50.00
TTT—Electronic Trafic	2011	50.00
TTT—Electrosistemas Bach	2011	47.17
TTT—Etra—Sice	2011	50.00
TTT—Etralux—Sice	2011	46.00
TTT—Iceacsa	2011	50.00
TTT—Idom	2011	50.00
TTT—Inabensa	2011	80.00
TTT—Inabensa—Acisa	2011	34.00
TTT—Indra Sistemas	2011	50.00
TTT—Indra Sistemas	2011	50.00
TTT—Indra Sistemas	2011	50.00
TTT—Indra Sistemas	2011	36.00
TTT—Indra Sistemas	2011	36.00
TTT—Roig Obres Serveis i Medi Ambient	2011	55.00
TTT—Sice	2011	70.00
TTT—Sice	2011	49.00
TTT—Tecnocontrol	2011	50.00
TTT—Tecnocontrol	2011	50.00
TTT- Etra Cataluña	2011	50.00
TTT-Atos Origin-Indra Sistem	2011	33.00
TTT-Cobra-Ansaldo	2011	40.00
TTT-Cobra-Conservación	2011	30.00
TTT-Daviña	2011	80.00
Túnel Rovira	2011	33.00
UTE Cantabria	2011	50.00
UTE Abencor-Inabensa Chicla Montalvo	2011	20.00
UTE Abensaih	2011	65.00
UTE Abensaih 10192C	2011	40.00
UTE Abensaih Guadalete	2011	51.00
UTE Ampliación CCTV	2011	50.00
UTE Ampliación M-30	2011	20.00
UTE Arce sistemas-T.Interac	2011	50.00
UTE Centre Vic	2011	50.00
UTE Electro Roig—TTT	2011	50.00
UTE Etra Cataluña—TTT (UTE Corredors B1)	2011	45.00
UTE Indra—TTT (Radares Centro)	2011	50.00
UTE Levatel	2011	50.00
UTE LFF Consultores y Asesores—TTT—Indra	2011	33.00
UTE Mantenimiento RVCA Andalucía	2011	45.00
UTE Operación Verano	2011	50.00
UTE Res IRIS (Eurocomercial informática y comunicaciones, S.A)	2011	99.00

Appendices

Appendix VI

Temporary Joint Ventures which during 2013, 2012 and 2011 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share
UTE Saih Sur	2011	33.00
UTE Scada Norte Jordania	2011	20.00
UTE Sevic	2011	50.00
UTE Sice—TTT (Sictram)	2011	40.00
UTE Sice—TTT Accesos Zaragoza II	2011	49.00
UTE T. Interactiva-Caymasa El Sendero	2011	60.00
UTE T.Interac Esri España	2011	50.00
UTE T.Interac-Sadiel	2011	70.00
UTE Tecnocontrol—TTT	2011	50.00
UTE Telvent Int., S.A.- Indra Sist., S.A.- Isoft Sanidad S.A.-Everis Spain S.L.	2011	22.00
UTE Telvent Interactiva-Novasoft Sica	2011	50.00
Ute Telvent Keyland	2011	80.00
UTE Telvent Tráfico y Transporte—Floria Diseño	2011	51.00
Ute Telvent-Novasoft Aplicaciones TIC Junta de Andalucía	2011	70.00
Ute Tema/Isolux	2011	50.00
UTE Tema/Sufi	2011	50.00
Ute Tema/Tradia	2011	65.00
UTE Teyma-Sadiel-Isotrol	2011	30.00
UTE TH-TO	2011	50.00
UTE TTT—Acisa	2011	50.00
UTE TTT—Acisa—Lectro 90	2011	22.69
UTE TTT—Iceacsa (Explotacion Centro Control Noroeste)	2011	50.00
UTE TTT—Inabensa	2011	50.00
UTE TTT—Inabensa (UTE Jerez-Algeciras)	2011	75.00
UTE TTT—Meym 2000 (Postes SOS Barcelona)	2011	50.00
UTE TTT—TI—Inabensa	2011	40.00

Appendices

Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services

Kind of Agreement/Project	Activity	Country	Status (*)	% Share	Years of Agreement	Assets/Investment	Amort. Acum.	Revenues from operational services	Revenues from construction services	Operating Income
Electricity Transmission:
Abengoa Transmisión Sur,S.A	Transmission	Peru	(C)	100	2013-2043	380,837	—	—	77,144	(437)
ATN	Transmission	Peru	(O)	100	2010-2040	234,093	(19,768)	12,928	296	1,329
ATE IV	Transmission	Brasil	(O)	100	2010-2037	74,513	(6,466)	6,201	—	1,762
ATE V	Transmission	Brasil	(O)	100	2009-2036	55,881	(5,583)	5,765	—	1,976
ATE VI	Transmission	Brasil	(O)	100	2009-2036	58,674	(6,485)	5,667	—	2,059
ATE VII	Transmission	Brasil	(O)	100	2009-2036	37,059	(4,384)	4,221	—	1,600
ATE VIII	Transmission	Brasil	(C)	50	2013-2041	12,775	—	—	—	(5)
Linha Verde	Transmission	Brasil	(C)	51	2011-2039	145,984	—	—	15,665	(125)
Manaus	Transmission	Brasil	(O)	50.5	2011-2038	689,267	(12,822)	30,902	32,959	9,110
Norte Brasil	Transmission	Brasil	(C)	51	2012-2039	764,313	—	—	189,191	(534)
ATN 1	Transmission	Peru	(C)	100	2013-2043	12,962	—	248	—	230
ATN 2 Las Bambas	Transmission	Peru	(C)	100	2013-2031	27,183	—	—	13,648	(67)
Transmisora Baquedano	Transmission	Chile	(C)	100	2012-2032	27,957	—	—	32,298	(39)
Transmisora Mejillones	Transmission	Chile	(C)	100	2012-2032	30,108	—	42	20,691	(24)
ATE XVI	Transmission	Brasil	(C)	50	2013-2043	18,108	—	—	118,704	(36)
ATE XVII	Transmission	Brasil	(C)	100	2013-2043	119,466	—	—	15,559	(75)
ATE XVIII	Transmission	Brasil	(C)	100	2013-2043	20,284	—	—	20,143	(10)
ATE XIX	Transmission	Brasil	(C)	100	2013-2043	19,685	—	—	19,572	(13)
ATN 3	Transmission	Perú	(C)	100	2013-2043	3,224	—	—	21,954	(65)
ATE XX	Transmission	Brasil	(C)	100	2013-2043	26,550	—	—	26,356	(15)
ATE XXI	Transmission	Brasil	(C)	100	2013-2043	58,186	—	—	58,731	(3)
Electricity Sales:
Abengoa Cog. Tabasco	Cogeneration	Mexico	(O)	100	2012-2032	499,943	(18,748)	53,146	8,371	20,290
Solar Power Plant One	Solar	Algeria	(O)	66	2011-2035	295,601	(33,169)	44,658	—	8,951
Solnova Electricidad, S.A.	Solar	Spain	(O)	100	2010-2040	278,569	(32,408)	24,620	—	8,796
Solnova Electricidad Tres, S.A.	Solar	Spain	(O)	100	2010-2040	260,722	(29,254)	26,160	—	9,449
Solnova Electricidad Cuatro, S.A.	Solar	Spain	(O)	100	2010-2040	243,297	(26,028)	24,336	—	9,252
Helioenergy Electricidad Uno, S.A.	Solar	Spain	(O)	50	2011-2041	134,903	(9,791)	12,773	—	4,348
Helioenergy Electricidad Dos, S.A.	Solar	Spain	(O)	50	2012-2042	134,785	(8,437)	12,707	—	4,104
Solacor Electricidad Uno, S.A.	Solar	Spain	(O)	74	2012-2042	277,996	(16,410)	25,868	—	8,121
Solacor Electricidad Dos, S.A.	Solar	Spain	(O)	74	2012-2042	287,063	(16,169)	26,187	—	7,964
Solaben Electricidad Uno, S.A.	Solar	Spain	(O)	100	2013-2043	263,169	—	6,325	139,527	790
Solaben Electricidad Dos, S.A.	Solar	Spain	(O)	70	2012-2042	266,475	—	26,647	—	8,811
Solaben Electricidad Tres, S.A.	Solar	Spain	(O)	70	2012-2042	267,946	—	27,216	—	9,421
Solaben Electricidad Seis, S.A.	Solar	Spain	(O)	100	2013-2043	260,085	—	6,062	138,822	703
Helios I Hyperion Investments, S.L.	Solar	Spain	(O)	100	2012-2042	269,250	(12,854)	25,279	—	7,786
Helios II Hyperion Investments, S.L.	Solar	Spain	(O)	100	2012-2042	4,200,753	(10,992)	25,165	—	7,648
Arizona Solar One, LLC	Solar	USA	(O)	100	2013-2043	1,469,234	(11,165)	8,433	223,933	(8,645)
Mojave Solar One, LLC	Solar	USA	(C)	100	2014-2044	1,014,736	—	—	449,121	(99)
Kaxu Solar One (Pty) Ltd.	Solar	South Africa	(C)	51	2014-2034	180,157	—	—	301,533	(38)
Khi Solar One (Pty) Ltd.	Solar	South Africa	(C)	51	2015-2035	104,305	—	—	182,622	(28)
Abener 3T S. de R.L. de C.V.	Cogeneration	México	(C)	100	2013-2032	215,251	—	—	180,238	(28)
Wind Energy:
Palmatir	Wind	Uruguay	(C)	100	2014-2034	100,222	—	—	68,028	(360)
Cadonal, S.A.	Wind	Uruguay	(C)	100	2015-2035	37,231	—	—	34,983	(68)
Desalt water sales:
IDAM Cartagena	Desalation	Spain	(O)	38	2006-2020	43,417	(21,709)	1,312	—	493
Chennai Water	Desalation	India	(O)	25	2010-2034	64,849	(8,863)	22,241	—	5,163
Aguas de Skikda	Desalation	Algeria	(O)	51	2009-2033	90,774	(17,649)	20,899	—	11,528
Myah Barh Honaine	Desalation	Algeria	(O)	51	2011-2035	89,747	(8,000)	31,142	—	(104)
Qingdao	Desalation	China	(O)	100	2012-2036	142,856	(4,811)	19,295	2,020	8,316
Shariket Tenes	Desalation	Algeria	(C)	51	2011-2035	148,025	—	—	52,328	(184)
Desalination Developments Ghana	Desalation	Ghana	(C)	56	2014-2029	60,436	—	—	43,417	(158)
Infraestructure Mant.:
Hospital Costa del Sol	Construction	Spain	(O)	50	2011-2048	10,724	(690)	179	—	(329)
Hospital del Tajo	Construction	Spain	(O)	20	2007-2035	1,727		8,656	—	4,461
Inapreu	Construction	Spain	(O)	50	2008-2022	3,206	—	646	—	(76)
Concecutex	Construction	México	(O)	50	2012-2031	26,058	—	2,443	—	(155)
Concesionaria del Acueducto del Zapotillo, S.A. de C.V.	Construction	México	(C)	100	2013-2038	148,645	—	—	148,878	—
Zona Norte Engenharia, Manutençao e Gestao De Servicios S.A. Spe.	Construction	Brasil	(C)	60	2013-2033	9,285	—	—	16,239	(10)

(*)
Operative (O), Construction (C)

Appendices

Appendix VIII

Companies not connected with the group but which hold shares equal to or above 10% of the capital of a subsidiary included in the consolidation

Company Shareholding	Partner	% Share
AB Bioenergy France, S.A.	Oceol	25.21
Abeima Teyma Barka LLC.	Sultan Said Abdullah Al Kindi	30.00
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	GTPSTW Holdings, S. de R.L. de C.V.	40.00
Abengoa Transmisión Sur, S.A. (ATS)	Cofides	25.00
Advanced Feedstocks of Kansas, LLC	Pacific Ag Solutions, LLC	49.00
Aguas de Skikda	Algerian Energy Company	49.00
Arao Enerxías Eólica, S.L	Mustallar Enerxías, S.L.	30.00
ASO Holdings LLC	Liberty	(**	)
ATE XI, Manaus Transmissora de Energía	Chesf/Eletronorte	49.50
ATE XIII, Norte Brasil Transmissora de Energía S.A	Centrais Elétricas do Norte S.A/Eletrosul Centrais Elétricas S.A	49.00
ATN 2, S.A.	Sigma, Fondo de Inversión	60.00
Befesa Desalination Developments Ghana Limited	Daye Water Investment Ghana Bv.	44.00
Cedisolar, S.A.	Compañía Española de Industrias Electroquímicas, S.A. (CEDIE)	42.50
Construtora Integração Ltda.	Centrais Elétricas Norte Brasil S.A/Eletrosul Centrais Elátricas S.A	49.00
Copero Solar Huerta Uno, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Dos, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Tres, S.A	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cuatro, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cinco, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Seis, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Siete, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Ocho, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Nueve, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Diez, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Dalian Xizhong Island Desalination Co., Ltd	Hitachi Plant Technologies/Dalian Changxong Island Administration	49.00
Fotovoltaica Solar Sevilla, S.A.	IDAE	20.00
Geida Skikda, S.L.	Sadyt	33.00
Inabensa, LLC	Sultan Said Abdullah Al Kindi	30.00
Iniciativas Hidroeléctricas, S.A.	Suma de Energias/ LPV	50.00
Kaxu CSP South Africa (Proprietary) Limited	Industrial Development Corporation (IDC)	49.00
Khi CSP South Africa (Proprietary) Limited	Industrial Development Corporation	49.00
Linha Verde Transmisora de Energia S.A	Eletronorte	49.00
Manaus Constructora Ltda	Eletronorte/Chesf	49.50
Norventus Atlántico, S.L	Mustallar Enerxias	30.00
Proecsa, Procesos Ecológicos, S.A.	Global Plasma Envioroment	50.00
Rioglass Solar Holding, S.A	RS laminar	50.00
Sao Mateus Transmissora de Energía, Ltda.	Cofides	24.00
Shariket Tenes Lilmiyah Spa	Algerian Energy Company (AEC)	49.00
Sistemas de Desarrollo Sustentables S.A. De C.V.	Cofides	35.00
Solacor Electricidad Uno, S.A.	JGC Corporation	26.00
Solaben Electricidad Dos	I-Solar Investment	30.00
Solaben Electricidad Tres	I-Solar Investment	30.00
Solacor Electricidad Dos, S.A.	JGC Corporation	26.00
Solar Power Plant One (SPP1)	New Energy Algeria (NEAL)/SVH (Sonatrach)	49.00
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Sh Engenharia/Magi Clean	40.00

(**)
Abengoa 100% class B (control), Liberty 100% class A.

Appendices

Appendix IX

Companies with projects financed under the modality of non-recourse financing in 2013

Proyect	Activity	Country	Status (*)		% Abengoa
Concession-type Infrastructure
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Cogeneration	Mexico	(O	)	59.30
Abengoa Transmisión Norte S.A.	Transmission	Peru	(O	)	100.00
Abengoa Transmisión Norte S.A., 1	Transmission	Peru	(C	)	99.99
Abengoa Transmisión Norte S.A., 2	Transmission	Chile	(C	)	40.00
Abengoa Transmisión Norte S.A., 3	Transmission	Peru	(C	)	99.97
Abengoa Transmisión Sur, S.A.	Transmission	Peru	(C	)	75.00
Aguas de Skikda	Desalination	Algeria	(O	)	34.17
Arizona Solar One, LLC	Solar energy generation	USA	(O	)	100.00
ATE IV Sao Mateus Transmissora de Energía	Transmission	Brazil	(O	)	76.00
ATE V Londrina Transmissora De Energía S.A	Transmission	Brazil	(O	)	100.00
ATE VI Campos Novos Transmissora de Energía ,S.A	Transmission	Brazil	(O	)	100.00
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	Transmission	Brazil	(O	)	100.00
ATE VIII Transmissora de Energía S.A.	Transmission	Brazil	(C	)	50.00
ATE X Abengoa Brasil Administraçao Predial Ltda	Infraestructure	Brazil	(C	)	100.00
ATE XI, Manaus Transmissora de Energía	Transmission	Brazil	(O	)	50.50
ATE XIII, Norte Brasil Transmissora de Energía S.A	Transmission	Brazil	(C	)	51.00
ATE XVI Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XVII Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XVIII Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XIX Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XX Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XXI Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
Befesa Desalination Developments Ghana Limited	Desalination	Ghana	(C	)	56.00
Cadonal, S.A.	Wind energy generation	Uruguay	(C	)	95.08
Casaquemada Fotovoltaica, S.L.	Solar energy generation	Spain	(O	)	100.00
Centro Industrial y Logístico Torrecúellar, S.A.	Infraestructure	Spain	(O	)	100.00
Centro Tecnológico Palmas Altas, S.A.	Infraestructure	Spain	(O	)	100.00
Concecutex SA de C.V.	Infraestructure	Mexico	(O	)	48.83
Concesionaria Costa del Sol S.A.	Infraestructure	Spain	(O	)	50.00
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Infraestructure	#N/A	(C	)	99.06
Concesionaria Hospital del Tajo, S.A.	Infraestructure	Spain	(O	)	20.00
Copero Solar Huerta Uno, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Dos, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Tres, S.A	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Cuatro, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Cinco, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Seis, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Siete, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Ocho, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Nueve, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Diez, S.A.	Solar energy generation	Spain	(O	)	50.00
Enernova Ayamonte S.A.	Cogeneration	Spain	(O	)	91.00
Helioenergy Electricidad Uno, S.A.	Solar energy generation	Spain	(O	)	50.00
Helioenergy Electricidad Dos, S.A.	Solar energy generation	Spain	(O	)	50.00
Helios I Hyperion Energy Investments, S.L.	Solar energy generation	Spain	(O	)	100.00
Helios II Hyperion Energy Investments, S.L.	Solar energy generation	Spain	(O	)	100.00
Inapreu, S.A.	Infraestructure	Spain	(O	)	50.00
Iniciativas Hidroeléctricas, SA	Wind energy generation	Spain	(O	)	51.00
Kaxu Solar One (Pty) Ltd.	Solar energy generation	South Africa	(C	)	51.00
Khi Solar One (Pty) Ltd	Solar energy generation	South Africa	(C	)	51.00
Las Cabezas Fotovoltaica, S.L.	Solar energy generation	Spain	(O	)	100.00
Ledincor S.A.	Infraestructure	Uruguay	(O	)	44.18
Lidelir S.A.	Infraestructure	Uruguay	(O	)	44.18
Linares Fotovoltaica, S.L.	Solar energy generation	Spain	(O	)	100.00

Appendices

Appendix IX

Companies with projects financed under the modality of non-recourse financing in 2013 (Continuation)

Proyect	Activity	Country	Status (*)		% Abengoa
Linha Verde Transmisora de Energia S.A	Transmission	Brazil	(C	)	51.00
Mojave	Solar energy generation	USA	(C	)	100.00
Myah Bahr Honaine, S.P.A.	Desalination	Algeria	(O	)	25.50
Palmatir Eólico de Uruguay	Wind energy generation	Urguay	(C	)	95.08
Palmucho, S.A.	Transmission	Chile	(O	)	100.00
Qingdao BCTA Desalinataion Co.Ltd.	Desalination	China	(O	)	92.59
Sanlucar Solar, S.A.	Solar energy generation	Spain	(O	)	100.00
Shariket Tenes Lilmiyah Spa	Desalination	Algeria	(C	)	51.00
Solaben Electricidad Uno	Solar energy generation	Spain	(O	)	100.00
Solaben Electricidad Dos	Solar energy generation	Spain	(O	)	70.00
Solaben Electricidad Tres	Solar energy generation	Spain	(O	)	70.00
Solaben Electricidad Seis	Solar energy generation	Spain	(O	)	100.00
Solacor Electricidad Uno, S.A.	Solar energy generation	Spain	(O	)	74.00
Solacor Electricidad Dos, S.A.	Solar energy generation	Spain	(O	)	74.00
Solar Power Plant One (SPP1)	Combined cycle generation	Algeria	(O	)	51.00
Solar Processes, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Electricidad, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Electricidad Tres, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Electricidad Cuatro, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Solar Inversiones, S.A	Solar energy generation	Spain	(O	)	100.00
Teyma Forestal, S.A.	Infraestructure	Uruguay	(O	)	90.16
Transmisora Baquedano, S.A.	Transmission	Chile	(C	)	99.90
Transmisora Mejillones S.A.	Transmission	Chile	(C	)	99.90
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Infraestructure	Brazil	(C	)	60.00
Industrial Production
AB Bioenergy France, S.A.	Ethanol	France	(O	)	73.33
Abengoa Bioenergía Brasil	Ethanol	Brazil	(O	)	98.05
Abengoa Bioenergy Biomass of Kansas, LLC	Ethanol	USA	(C	)	98.05
Abengoa Bioenergy Maple, LLC.	Ethanol	USA	(O	)	89.22
Abengoa Bioenergy of Illinois, LLC.	Ethanol	USA	(O	)	89.22
Abengoa Bioenergy of Indiana, LLC.	Ethanol	USA	(O	)	89.22
(*) Operative (O), Construction (C).

Appendices

Appendix X

Companies with Electricity Operations included in the 2013 Consolidation Perimeter

Company Name	Registered Address	Activity(*)	Comments
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	(3)	Operational
Abengoa Solar Italia, S.R.L.	Rome (IT)	(5)	Construction phase
Abengoa Solar Operations LLC	Delaware (US)	(6)	Operational
Abengoa Transmisión Norte, S.A. (ATN)	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A. (ATS)	Lima (PE)	(9)	Construction phase
Abent 3T, S de RL de C.V.	Mexico City (MX)	(3)	Construction phase
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	(1)	Operational
Arao Enerxías Eólica, S.L	A Coruña (ES)	(2)	Construction phase
Arizona Solar One, LLC	Colorado (US)	(6)	Construction phase
ATE VI Campos Novos Transmissora de Energía,S.A	R. de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	(9)	Operational
ATE VIII, Transmissora de Energía, S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	(9)	Operational
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	(9)	Construction phase
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	(9)	Operational
ATN 2, S.A.	Santiago de Chile (CL)	(9)	Construction phase
ATN 3, S.A.	Lima (PE)	(9)	Construction phase
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	(3)	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 5, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 6, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 7, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 8, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 15, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 17, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 20 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 21 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 22 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 23 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 24 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 25 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 26 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 27 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 28 S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix X

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Captasol Fotovoltaica 29 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 30 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 31 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 32 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 33 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 34 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 35 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 36 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 37 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 38 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 52 S.L.	Seville (ES)	(5)	Construction phase
Cogeneración Motril, S.A.	Seville (ES)	(1)	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	(1)	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Tres, S.A	Seville (ES)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Nueve, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	(5)	Operational
Cycon Solar, LTD	Nicosia (CY)	(6)	Construction phase
Ecocarburantes Españoles, S.A.	Murcia (ES)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (ES)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	(5)	Operational
Helioenergy Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Once, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Trece, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	(6)	Construction phase
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	(5)	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	(7)	Operational
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	(7)	Operational
Insolation Sic 4 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 6 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 7.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 9 S.R.L	Rome (IT)	(5)	Construction phase
Insolation 17 S.R.L	Rome (IT)	(5)	Construction phase
Insolation 18 S.R.L	Rome (IT)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	(5)	Construction phase
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Construction phase
Khi Solar One (Pty) Ltd	Gauteng (ZA)	(6)	Construction phase

Appendices

Appendix X

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Las Cabezas Solar, S.L.	Seville (ES)	(5)	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	(5)	Operational
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	(9)	Construction phase
Londrina Transmissora De Energía, S.A.	R. de Janeiro (BR)	(9)	Operational
Marismas PV A1, S.L.	Seville (ES)	(5)	Operational
Marismas PV A2, S.L.	Seville (ES)	(5)	Operational
Marismas PV A3, S.L.	Seville (ES)	(5)	Operational
Marismas PV A4, S.L.	Seville (ES)	(5)	Operational
Marismas PV A5, S.L.	Seville (ES)	(5)	Operational
Marismas PV A6, S.L.	Seville (ES)	(5)	Operational
Marismas PV A7, S.L.	Seville (ES)	(5)	Operational
Marismas PV A8, S.L.	Seville (ES)	(5)	Operational
Marismas PV A9, S.L.	Seville (ES)	(5)	Operational
Marismas PV A10, S.L.	Seville (ES)	(5)	Operational
Marismas PV A11, S.L.	Seville (ES)	(5)	Operational
Marismas PV A12, S.L.	Seville (ES)	(5)	Operational
Marismas PV A13, S.L.	Seville (ES)	(5)	Operational
Marismas PV A14, S.L.	Seville (ES)	(5)	Operational
Marismas PV A15, S.L.	Seville (ES)	(5)	Operational
Marismas PV A16, S.L.	Seville (ES)	(5)	Operational
Marismas PV A17, S.L.	Seville (ES)	(5)	Operational
Marismas PV A18, S.L.	Seville (ES)	(5)	Operational
Marismas PV B1, S.L.	Seville (ES)	(5)	Operational
Marismas PV B2, S.L.	Seville (ES)	(5)	Operational
Marismas PV B3, S.L.	Seville (ES)	(5)	Operational
Marismas PV B4, S.L.	Seville (ES)	(5)	Operational
Marismas PV B5, S.L.	Seville (ES)	(5)	Operational
Marismas PV B6, S.L.	Seville (ES)	(5)	Operational
Marismas PV B7, S.L.	Seville (ES)	(5)	Operational
Marismas PV B8, S.L.	Seville (ES)	(5)	Operational
Marismas PV B9, S.L.	Seville (ES)	(5)	Operational
Marismas PV B10, S.L.	Seville (ES)	(5)	Operational
Marismas PV B11, S.L.	Seville (ES)	(5)	Operational
Marismas PV B12, S.L.	Seville (ES)	(5)	Operational
Marismas PV B13, S.L.	Seville (ES)	(5)	Operational
Marismas PV B14, S.L.	Seville (ES)	(5)	Operational
Marismas PV B15, S.L.	Seville (ES)	(5)	Operational
Marismas PV B16, S.L.	Seville (ES)	(5)	Operational
Marismas PV B17, S.L.	Seville (ES)	(5)	Operational
Marismas PV B18, S.L.	Seville (ES)	(5)	Operational
Marismas PV C1, S.L.	Seville (ES)	(5)	Operational
Marismas PV C2, S.L.	Seville (ES)	(5)	Operational
Marismas PV C3, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C5, S.L.	Seville (ES)	(5)	Operational
Marismas PV C6, S.L.	Seville (ES)	(5)	Operational
Marismas PV C7, S.L.	Seville (ES)	(5)	Operational
Marismas PV C8, S.L.	Seville (ES)	(5)	Operational
Marismas PV C9, S.L.	Seville (ES)	(5)	Operational
Marismas PV C10, S.L.	Seville (ES)	(5)	Operational
Marismas PV C11, S.L.	Seville (ES)	(5)	Operational
Marismas PV C12, S.L.	Seville (ES)	(5)	Operational
Marismas PV C13, S.L.	Seville (ES)	(5)	Operational
Marismas PV C14, S.L.	Seville (ES)	(5)	Operational
Marismas PV C15, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix X

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Marismas PV C16, S.L.	Seville (ES)	(5)	Operational
Marismas PV C17, S.L.	Seville (ES)	(5)	Operational
Marismas PV C18, S.L.	Seville (ES)	(5)	Operational
Marismas PV E1, S.L.	Seville (ES)	(5)	Operational
Marismas PV E2, S.L.	Seville (ES)	(5)	Operational
Marismas PV E3, S.L.	Seville (ES)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Berkeley (US)	(6)	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	(2)	Construction phase
Palmatir S.A.	Montevideo (UY)	(2)	Construction phase
Palmucho, S.A.	Santiago de Chile (CL)	(9)	Operational
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	(3)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	(3)	Operational
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	(6)	Construction phase
Sanlúcar Solar, S.A.	Seville (ES)	(6)	Operational
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	(9)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Operational
Solaben Electricidad Uno	Caceres (ES)	(6)	Construction phase
Solaben Electricidad Dos	Caceres (ES)	(6)	Operational
Solaben Electricidad Tres	Caceres (ES)	(6)	Operational
Solaben Electricidad Seis	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Ocho, S.A.	Caceres (ES)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Caceres (ES)	(6)	Construction phase
Solacor Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solacor Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Solar de Receptores de Andalucía, S.A.	Seville (ES)	(5)	Operational
Solar Power Plant One (SPP1)	Argel (DZ)	(5)	Operational
Solar Processes, S.A.	Seville (ES)	(6)	Operational
Solargate Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cuatro, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Séis, S.A.	Seville (ES)	(6)	Construction phase
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	(9)	Construction phase
Transmisora Mejillones S.A.	Santiago de Chile (CL)	(9)	Construction phase

(*)
Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997.

(1)
Production under Special Regime: Cogeneration. Primary energy type: Fuel.

(2)
Production under Special Regime: Wind. Primary energy type: Wind.

(3)
Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas.

(4)
Production under Special Regime: Cogeneration. Primary energy type: Natural gas.

(5)
Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light.

(6)
Production under Special Regime: Solar. Primary energy type: Solar light.

(7)
Production under Special Regime: Hydraulic. Primary energy type: Water.

(8)
Production under Special Regime: Other. Primary energy type: Industrial waste (used oils).

(9)
Transport.

(10)
Electricity production: Based on hydrogen. Primary type of energy: Hydrogen.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.13

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (ES)	Sociedad Dominante
Abeima Agua Internacional, S.L.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Abeinsa Asset Management, S.L.	Seville (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Business Development, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Engineering, S.L.	Seville (ES)	Abener Energía, S.A.
Abeinsa EPC, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A
Abeinsa, Ing y Const. Ind., S.A.	Seville (ES)	Abengoa, S.A./Siema AG
Abencor Suministros S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (ES)	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía, S.A.	Seville (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Concessions, S.L.	Seville (ES)	Abengoa, S.A./Siema
Abengoa Finance	Seville (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa SeaPower, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar New Technologies, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S.A	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar, S.A.	Seville (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Water Agadir, S.L.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water Dalian, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water International, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water Nungua, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water, S.L.U.	Seville (ES)	Abengoa, S.A./Siema
Abentel Telecomunicaciones, S.A.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Seville (ES)	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Befesa Agua Djerba, S.L.	Seville (ES)	Abengoa Water, S.L.U.
Befesa Agua Tenes S.L.	Madrid (ES)	Abengoa Water S.L.U.
Befesa CTA Qingdao S.L.U	Madrid (ES)	Abengoa Water, S.L.U.
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Bioeléctrica Jienense, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Captación Solar, S.A.	Seville (ES)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 4, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 30 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica51 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Ecoagricola, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.
Ecocarburantes Españoles, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L
Helioenergy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad DIez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Hypesol Energy Holding, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar, S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
NEA Solar Investments, S.A.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar S.A./Abengoa Solar España, S.A.
NEA Solar O&M, S.A.	Seville (ES)	Abengoa Solar, S.A/Abengoa Solar España, S.A.
NEA Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A/Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	Abeinsa Asset Management, S.L.
Sanlúcar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Siema Investment, S.L.U.	Madrid (ES)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema AG
Simosa I.T., S.A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Uno	Caceres (ES)	Extremadura Equity Investments Sárl.
Solaben Electricidad Seis	Badajoz (ES)	Extremadura Equity Investments Sárl.
Solaben Electricidad Ocho, S.A.	Caceres (ES)	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Diez, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.	Seville (ES)	Abengoa Solar España,S.A./Instalaciones Inabensa, S.A.
Solargate Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A/Instalaciones Inabensa, S.A.
Solnova Solar Inversiones, S.A	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.
South Africa PV Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
South Africa Solar Ventures, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
Telvent Implantación de Sistemas S.L	Madrid (ES)	Simosa I.T., S.A.
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abengoa Bioenergy Meramec Renewable, LLC.	Chesterfield (US)	277,119	91.00	Abengoa Bioenergy Holdco, Inc.	—	(6)	B
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	494,710	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy New Technologies, LLC.	Chesterfield (US)	605	100.00	Abengoa Bioenergy Technology Holding, LLC.	—	(6)	B
Abengoa Bioenergy of Illinois, LLC.	Chesterfield (US)	175,548	100.00	Abengoa Bioenergy Maple, LLC	—	(6)	—
Abengoa Bioenergy of Indiana, LLC.	Chesterfield (US)	146,911	100.00	Abengoa Bioenergy Maple, LLC.	—	(6)	—
Abengoa Bioenergy of Kansas, LLC.	Chesterfield (US)	183	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	—
Abengoa Bioenergy Operations, LLC.	Chesterfield (US)	384,075	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	B
Abengoa Bioenergy Renewable Power US, LLC.	Chesterfield (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Technology Holding, LLC.	Chesterfield (US)	230,494	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy Trading US, LLC.	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy US Holding, LLC.	Chesterfield (US)	782,692	100.00	Abengoa Bioenergy Holdco, Inc.	—	(6)	B
Abengoa Chile, S.A.	Santiago (CL)	48,167	100.00	Asa Investment, AG/Teyma Abengoa, S.A.	—	(1)	B
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	74,379	100.00	Abener Energía, S.A/Abengoa México, S.A. de C.V.	—	(5)	B
Abengoa Colombia, S.A.S.	Bogota (CO)	42	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Abengoa Concessoes Brasil Holding S.A.	R. de Janeiro (BR)	862,916	100.00	Abengoa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(2)	B
Abengoa Construçao Brasil, Ltda	R. de Janeiro (BR)	166,585	100.00	Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(1)	B
Abengoa Finance	Seville (ES)	60	100.00	Abengoa, S.A.	—	(1)	B
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	9	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	D
Abengoa Hidrógeno, S.A	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(8)	B
Abengoa México, S.A. de C.V.	Mexico City (MX)	149,806	97.65	Asa Investment, AG	—	(1)	B
Abengoa Perú, S.A.	Lima (PE)	128,306	99.90	Asa Investment AG	—	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	—	(1)	A
Abengoa Research, S.L.	Seville (ES)	5,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Abengoa SeaPower, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	(*)	(1)	—
Abengoa Servicios S.A. De C.V.	Mexico City (MX)	166	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	—	(1)	B
Abengoa Solar Power Australia (Pty) Ltd.	Brisbane (AU)	63	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	—	(3)	D
Abengoa Solar España, S.A.	Seville (ES)	13,346	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(8)	B
Abengoa Solar Extremadura, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Abengoa Solar GmbH	Berlin (DE)	75	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	B
Abengoa Solar India Private Limited	Maharashtra (IN)	929	100.00	Abengoa Solar China, S.A./Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar Industrial Systems, LLC.	Colorado (US)	528	100.00	Abengoa Solar, LLC.	—	(8)	B
Abengoa Solar Internacional, S.A.	Seville (ES)	12,501	100.00	Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar Italia, S.R.L.	Rome (IT)	501	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar New Tecnologies, S.A.	Seville (ES)	3,986	100.00	Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar Operations, LLC.	Delaware (US)	1	100.00	Abengoa Solar, LLC.	—	(3)	—
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	512	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	B
Abengoa Solar Power, S.A.	Seville (ES)	250	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(3)	—
Abengoa Solar PV, LLC.	Colorado (US)	8,971	100.00	Abengoa Solar, LLC.	—	(8)	B
Abengoa Solar S.A.	Seville (ES)	12,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	—	(8)	B
Abengoa Solar Saudi Arabia Limited Liability Company	Riyadh (SA)	202	100.00	Abengoa Solar Ventures, S.A./Abengoa Solar Power, S.A.	(*)	(8)	—
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00	South Africa Solar Investments, S.L.	—	(8)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	8	100.00	Abengoa US Holding, LLC.	(*)	(8)	—
Abengoa Solar Ventures S.A	Seville (ES)	26,660	99.90	Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar, LLC.	New York (US)	560,938	100.00	Abengoa Solar US Holdings Inc.	—	(8)	B
Abengoa T&D Corporation	Delaware (US)	732	100.00	Teyma USA Inc.	—	(1)	B
Abengoa Transmisión Norte S.A.	Lima (PE)	175,288	100.00	Abengoa Perú, S.A./Asa Iberoamérica, S.L.	—	(2)	B
Abengoa Transmisión Sur, S.A.	Lima (PE)	64,379	75.00	Asa Iberoamérica, S.L./Abengoa Perú, S.A.	—	(2)	B
Abengoa US Holding, LLC.	Washington (US)	1,162,868	100.00	Abengoa Bioenergía, S.A./Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	(*)	(1)	—
Abengoa US Operations, LLC.	Washington (US)	—	100.00	Abengoa US, LLC.	(*)	(1)	—
Abengoa US, LLC.	Washington (US)	—	100.00	Abengoa Bioenergy Holdco, Inc./Abengoa Solar US Holdings, Inc./Abengoa Water Holding USA, Inc./Abener Energia, S.A./Abacus Project Management, Inc./Teyma USA Inc.	(*)	(1)	—
Abengoa Water Beijing Co., Ltd	Beijing (CN)	3	100.00	Abengoa Water, S.L.U.	(*)	(4)	D

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Abengoa Water Dalian, S.L.	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	(*)	(8)	—
Abengoa Water Holding USA, Inc.	Delaware (US)	1	100.00	Abengoa US Holding, LLC.	(*)	(4)	—
Abengoa Water Investments Ghana BV	Amsterdam (NL)	1,348	100.00	Abengoa Water Nungua, S.L.U.	—	(8)	—
Abengoa Water Nungua, S.L.U	Seville (ES)	1,315	100.00	Abengoa Water, S.L.U.	—	(8)	—
Abengoa Water S.L.U.	Seville (ES)	10,860	100.00	Abengoa, S.A.	—	(8)	B
Abengoa Water USA, LLC.	Texas (US)	5,072	100.00	Abengoa Water Holding USA, Inc.	—	(8)	—
Abent 3T, S de RL de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abener Energía S.A.	(*)	(5)	—
Abenta Concessões Brasil	R. de Janeiro (BR)	4	95.84	Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenta Construçao Brasil Ltda	R. de Janeiro (BR)	—	90.00	Abengoa Brasil, Ltda.	—	(1)	B
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Abentey Brasil, Ltda.	Pirassununga (BR)	—	100.00	Abener Energía, S.A./Teyma Internacional, S.A.	—	(1)	B
Abentey Hugoton General Partnership	Chesterfield (US)	8	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC.	—	(1)	B
Abentey Mojave General Partnership	Chesterfield (US)	42	100.00	Teyma USA Inc./Abencs Construction Services, L.P.	—	(1)	B
Abratey Construção Ltda.	R. de Janeiro (BR)	—	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(1)	B
ACE Abengoa Cogeneración de Energía S.A	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Aelsa, Abener El Sauz, S.A. De C.V.	Mexico City (MX)	6	100.00	Abener, S.A./Abengoa, S.A.	—	(1)	B
Aguas de Skikda	Argel (DZ)	10,811	51.00	Geida Skikda, S.L.	—	(4)	D
Aleduca, S.L	Madrid (ES)	7,255	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(8)	—
Alianza Medioambiental, S.L.	Vizcaya (ES)	118,041	100.00	Befesa Medioa Ambiente, S.L.U.	—	(7)	B
Alumninios en Disco S.A. (Aludisc)	Huesca (ES)	2,400	100.00	Befesa Aluminio, S.L.	—	(7)	—
Aprovechamientos Energéticos Furesa, S.A. (Aprofusa)	Murcia (ES)	2,211	98.00	Abeinsa Asset Management, S.L.	—	(5)	C
Aqualdre ZincS.L	San Sebastian (ES)	232	100.00	MRH-Residuos Metálicos, S.L.	(*)	(7)	—
Arao Enerxías Eólica, S.L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98	Abengoa Bioenergía, S.A.	—	(6)	B
Asa Bioenergy of Nebraska, LLC.	Chesterfield (US)	40,195	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Asa E.& E.H., AG	Zug (SZ)	214,592	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Asa Investment AG	Zug (SZ)	69,950	100.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
ASA Investment Brasil Ltda.	R. de Janeiro (BR)	850	100.00	Befesa Brasil/Abengoa Brasil, S.A.	—	(1)	B
ASO Holdings, LLC.	Colorado (US)	263,083	73.52	Abengoa Solar, LLC.	—	(8)	B
ATE IV Sao Mateus Transmissora de Energía	R. de Janeiro (BR)	69,006	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
ATE V Londrina Transmissora De Energía S.A	R. de Janeiro (BR)	47,173	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE VI Campos Novos Transmissora de Energía S.A	R. de Janeiro (BR)	43,672	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE VII Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	29,316	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE X Abengoa Brasil Administraçao Predial, Ltda.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(1)	—
ATE XI, Manaus Transmissora de Energía, S.A.	R. de Janeiro (BR)	209,456	50.50	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
ATE XIII, Norte Brasil Transmissora de Energía, S.A	R. de Janeiro (BR)	145,808	51.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	59	100.00	Abengoa Transmisión Norte, S.A./Abengoa Perú, S.A.	—	(2)	B
ATN 2, S.A.	Santiago de Chile (CH)	1	99.98	Abengoa Perú, S.A.	—	(2)	B
Aurorex S.A.	Montevideo (UY)	108	100.00	Teyma Renovables	—	(1)	—
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Baja California 229, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Energía, S.A./Abener Ghenova Ing., S.A./Abener Servicios Auxiliares, S.A. de C.V.	(*)	(1)	B

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Bargoa, S.A.	R. de Janeiro (BR)	23,854	99.98	Abengoa Comer. y Administraçao, S.A./Asa Investment AG	—	(1)	A
Befesa Agua Djerba, S.L.	Seville (ES)	13	100.00	Abengoa Water, S.L.U.	—	(8)	—
Befesa Agua Internacional S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	—	(1)	—
Befesa Agua Tenes S.L.	Madrid (ES)	10,026	100.00	Abengoa Water S.L.U.	—	(4)	—
Befesa Aluminio, S.L.	Vizcaya (ES)	59,109	100.00	Befesa Reciclaje de Residuos de Aluminio, S.L.	—	(7)	B
Befesa Aluminium Germany GmbH	Sajonia-Anhalt (DE)	28	100.00	Befesa Salzschlacke GmbH	(*)	(7)	—
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Befesa Argentina S.A.	Buenos Aires (AR)	6,080	100.00	Alianza Medioambiental, S.L./Befesa Desulfuración, S.A.	—	(7)	B
Befesa Brasil	R. de Janeiro (BR)	1,701	100.00	Asa Investment AG/Alianza Medioambiental, S.L.	—	(7)	—
Befesa CTA Qingdao, S.L.U.	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.U.	—	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	8	56.00	Abengoa Water Investment Ghana BV	(*)	(4)	—
Befesa Desulfuración, S.A.	Barakaldo (ES)	36,510	90.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Escorias Salinas, S.A.	Valladolid (ES)	6,786	100.00	Befesa Aluminio, S.L.	—	(7)	B
Befesa Gest. Res. Ind, S.L. (Begri)	Vizcaya (ES)	79,546	100.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Infraestructure India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico City (MX)	6	100.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	—	(7)	D
Befesa Medio Ambiente, S.L.U.	Vizcaya (ES)	545,736	100.00	Abengoa, S.A.	—	(7)	B
Befesa México, S.A. De C.V.	Mexico City (MX)	4,023	100.00	Abengoa México, S.A./Alianza Medioambiental, S.L.	—	(7)	B
Befesa PCB	Cartagena (ES)	1,358	100.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Perú, S.A.	Lima (PE)	5,457	100.00	Alianza Mediambiental, S.L.	—	(7)	B
Befesa Plásticos, S.L.	Murcia (ES)	5,415	97.40	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Portugal Gestáo de Resíduos Industriais, S.A.	Lisboa (PT)	50	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Befesa Reciclaje de Residuos de Aluminio S.L.	Vizcaya (ES)	57,233	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	B
Befesa Salt Slag, Ltd	Gales (UK)	21,399	100.00	Befesa Aluminio, S.L./Befesa Escorias Salinas, S.A.	—	(7)	D
Befesa Salzschlacke GmbH	Hannover (DE)	6,500	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	B
Befesa Scandust AB	Landskrona (SE)	28,044	100.00	Befesa Zinc, S.L.	—	(7)	B
Befesa Servicios Corporativos, S.A.	Madrid (ES)	1,126	100.00	Befesa Medioa Ambiente, S.L.U.	—	(7)	—
Befesa Servicios S.A	Buenos Aires (AR)	597	51.00	Alianza Medioambiental, S.L./Befesa Desulfuración	—	(7)	D
Befesa Silvermet Adana Celik Tozu Geri Donusum AS	Sariseki-Iskenderun (TR)	304	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	—
Befesa Silvermet Iskenderun	Iskenderun (TU)	8,823	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	B
Befesa Silvermet Izmir Celik Tozu Geri Donusum AS	Sariseki-Iskenderun (TR)	741	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	—
Befesa Silvermet Turkey, S.L.	Vizcaya (ES)	6,702	51.00	Befesa Zinc, S.A.U.	—	(7)	—
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	3,336	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	—
Befesa Steel Services GmbH	Duisburg (DE)	58,878	100.00	Befesa Zinc Germany	—	(7)	B
Befesa Uruguay	Montevideo (UY)	12	100.00	Teyma Medioambiente, S.A.	—	(1)	—
Befesa Valera S.A.S.	Gravelines (FR)	28,754	100.00	Befesa Zinc, S.A.	—	(7)	B
Befesa Valorización de Azufre, S.L.U.	Vizcaya (ES)	46,344	100.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Valorización S.L Sociedad Unipersonal	Cartagena (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Befesa Zinc Freiberg GmbH & Co KG	Freiberg (DE)	52,521	100.00	Befesa Zinc, S.A.U.	—	(7)	B
Befesa Zinc Aser, S.A.	Vizcaya (ES)	18,039	100.00	Befesa Zinc, S.L	—	(7)	B
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	60	100.00	Befesa Zinc, S.L.	—	(7)	B
Befesa Zinc Duisburg GmbH	Duisburg (DE)	4,953	100.00	Befesa Steel Services GmbH/Befesa Zinc Germany	—	(7)	B
Befesa Zinc Germany	Duisburg (DE)	273,190	100.00	Befesa Zinc, S.L.	—	(7)	—
Befesa Zinc Gravelines, S.A.S.U.	Gravelines (FR)	8,000	100.00	Befesa Valera, S.A.S.	—	(7)	B
Befesa Zinc Óxido, S.A.U.	Vizcaya (ES)	7,436	100.00	Befesa Zinc, S.A.U.	—	(7)	B
Befesa Zinc Sur, S.L.	Vizcaya (ES)	5,145	100.00	Befesa Zinc, S.A.U.	—	(7)	—
Befesa Zinc, S.L.	Vizcaya (ES)	34,626	100.00	MRH Residuos Metálicos, S.L.	—	(7)	B
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
C.D.Puerto San Carlos S.A. De C.V.	Mexico City (MX)	13,917	100.00	Abener Energía, S.A./Abengoa, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Cadonal, S.A.	Montevideo (UY)	2	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Captación Solar, S.A.	Seville (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	—	(1)	—
Captasol Fotovoltaica 1, S.L.	Seville (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 20, S.L.	Seville (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 21, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 22, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 23, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 24, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 25, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 26, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 27, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 28, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 29, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 30, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 31, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 32, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 33, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 34, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 35, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 36, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 37, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 38, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 40, S.L.	Seville (ES)	59	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 52, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 58, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Captasol Fotovoltaica 72, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 73, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 77, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Carpio Solar Inversiones, S.A.	Seville (ES)	130,859	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(8)	B
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Cedisolar	Ourense (ES)	4,992	57.50	Rioglass Solar Holding, S.A.	—	(3)	—
Centro Industrial y Logístico Torrecúellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Centro Morelos 264 S.A. de C.V	Mexico City (MX)	2	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	(*)	(1)	B
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Cogeneración Villaricos, S.A. (Covisa)	Seville (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	—	(5)	C
Comemsa, Construcc Metalicas Mexicanas, S.A. De C.V.	Queretaro (MX)	21,053	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Complejo Medioambiental Tierra de Campos, S.L	Palencia (ES)	46	77.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	—	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	(*)	(4)	B
Construcciones y Depuraciones, S.A.	Seville (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	B
Construtora Integração Ltda.	R. de Janeiro (BR)	—	51.00	Abengoa Brasil, S.A.	—	(1)	B
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Tres, S.A	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	—	(3)	B
CSP Equity Investment, S.A.R.L.	Luxembourg (LU)	341,958	100.00	Abengoa Solar España, S.A.	(*)	(8)	—
Cycon Solar, LTD	Nicosia (CY)	1	66.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Donsplav	Ukraine (UA)	980	51.00	Befesa Aluminio, S.L.	(*)	(7)	—
Ecija Solar Inversiones, S.A	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	—	(8)	B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	—	(6)	B
Ecocarburantes Españoles S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Ecovedras SA	Torres Vedras (PT)	39	78.00	Alianza Medioambiental, S.L.	—	(7)	—
Energoprojekt-Gliwice, S.A.	Gliwice (PL)	6,773	100.00	Abener Energía, S.A.	—	(1)	D
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	—	(5)	C
Enicar Chile, S.A.	Santiago (CL)	3	100.00	Abengoa Chile, S.A.	—	(2)	—
Epartir, S.A.	Montevideo (UY)	—	100.00	Teyma Sociedad de Inversión, S.A.	(*)	(5)	—
Europea Const. Metálicas, S.A. (Eucomsa)	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	—	(1); (8)	B
Evacuación Valdecaballeros	Madrid (ES)	8,984	57.12	Solaben Electricidad Uno, Dos y Seis S.A.	—	(3)	—
Faritel, S.A.	Montevideo (UY)	13	100.00	Teyma Forestal, S.A.	—	(1)	—
Financiera Soteland, S.A.	Montevideo (UY)	380	100.00	Asa Investment AG	—	(1)	—
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	—	(3)	B
Galdán, S.A	Navarra (ES)	1,485	100.00	Befesa Aluminio, S.L.	—	(7)	—
Geida Skikda, S.L.	Madrid (ES)	7,577	67.00	Abengoa Water S.L.U.	—	(4)	—
GES Investment C.V.	Amsterdam (NL)	—	92.00	ASA Investment AG	(*)	(1)	—
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	1,263	100.00	Siema Technologies, S.L	—	(1)	B
Girhmex, S.A. De C.V.	Mexico City (MX)	3	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	(*)	(1)	—
Global Engineering Services LLC.	Delaware (US)	2	100.00	GES Investment C.V.	—	(1)	—
Harper Dry Lake Land Company, LLC.	Delaware (US)	1	100.00	Abengoa Solar, LLC.	—	(3)	—
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad DIez, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Helio Energy Electricidad Doce, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Siete, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Tres, S.A.	Seville (ES)	4,560	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	120,739	100.00	Hypesol Energy Holding, S.L.	—	(3)	B
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	113,181	100.00	Hypesol Energy Holding, S.L.	—	(3)	B
Hidro Abengoa, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Holding de Energía Eólica S.A.	Montevideo (UY)	927	100.00	Teyma Renovables/Instalaciones Inabensa, S.A	—	(1)	B
Hypesol Energy Holding, S.L.	Seville (ES)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	—	(8)	B
Inabensa (Pty) Ltd.	Johannesburg (ZA)	—	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Inabensa Bharat Private Limited	New Delhi (IN)	4,135	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	—	(1)	A
Inabensa Electric and Electronic Equipment Manufacturing (Tiajin) Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	—	(1)	—
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Holdings	London (UK)	—	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Inabensa Maroc, S.A.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Portugal	Lisboa (PT)	280	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Rio Ltda.	R. de Janeiro (BR)	—	100.00	Befesa Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	B
Inabensa Saudí Arabia, LLC.	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Inabensa USA, LLC.	Phoenix (US)	38	100.00	Abeinsa, Inc. LLC.	(*)	(1)	—
Inabensa, LLC.	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L. (IHCAC)	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.			—
Iniciativas Medioambientales, S.L.	Seville (ES)	8	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Insolation 17 S.R.L	Rome (IT)	2	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(8)	—
Insolation 18 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 10 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 11 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 12 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 13 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 14 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 15 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 4 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 5 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 6 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 7.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 8 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 9 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa Insaat Enerji Limited Sirketi	Ankara (TR)	58	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Inversora Enicar, S.A.	Santiago (CL)	2,140	100.00	Abengoa Chile, S.A.	—	(2)	—
Italica Solare S.R.L.	Rome (IT)	15	100.00	Abengoa Solar, S.A.	—	(3)	—
Kaxu CSP O&M Company (Pty) Ltd.	Gauteng (ZA)	16,113	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(3)	B

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Kaxu CSP South Africa (Pty) Ltd.	Gauteng (ZA)	1,593	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi CSP O&M Company (Pty) Ltd.	Gauteng (ZA)	16,113	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(3)	B
Khi CSP South Africa (Pty) Ltd.	Gauteng (ZA)	956	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Klitten, S.A.	Montevideo (UY)	17	100.00	Teyma Construcciones, S.A.	—	(1)	—
L.T. Rosarito y Monterrey, S.A. De C.V.	Mexico City (MX)	3,024	100.00	Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	D
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Las Cabezas Solar S.L.	Seville (ES)	3	100.00	Aleduca, S.L.	—	(3)	—
Latifox S.A.	Montevideo (UY)	2	100.00	Teyma Renovables	—	(1)	—
Linares Fotovoltaica, S.L.	Seville (ES)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Lineas 612 Norte Noroeste, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Linha Verde Transmisora de Energia, S.A.	Brasilia (BR)	14,489	51.00	Abengoa Concessoes Brasil Holding S.A.	—	(2)	B
Logrosán Solar Inversiones Dos, S.A	Seville (ES)	60	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	(*)	(8)	—
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	125,113	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(8)	B
Manaus Constructora Ltda	R. de Janeiro (BR)	—	50.50	Abengoa Concessões Brasil Holding, S.A.	—	(1)	—
Marismas PV A1, S.L.	Seville (ES)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Marismas PV B2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C3, S. L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C4, S. L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C5, S. L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	—	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	158,318	100.00	Abengoa Solar, LLC.	—	(8)	—
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	141,363	100.00	Befesa Medioa Ambiente, S.L.U.	—	(7)	—
Mundiland, S.A.	Montevideo (UY)	3,006	100.00	Siema Factory Holding AG	—	(1)	—
NEA Solar Investments, S. A	Seville (ES)	61	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	(*)	(8)	—
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	NEA Solar Investments, S.A/Abengoa Solar España, S.A.	(*)	(8)	—
NEA Solar Power, S.A.	Seville (ES)	61	100.00	NEA Solar Investments, S.A/Abengoa Solar España, S.A.	(*)	(8)	—
Nicefield S.A	Uruguay (UY)	3	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Nicsa Asia Pacific Private Limited	Singapore (SG)	—	100.00	Negocios Industriales y Comerciales, S.A.	(*)	(1)	—

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Nicsa Fornecimiento de Materiais Eléctricos Ltda	R. de Janeiro (BR)	1,503	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Nicsa Industrial Supplies Corporation	Houston (US)	790	100.00	Abeinsa, Inc. LLC.	—	(1)	B
Nicsa Mexico, S.A. de C.V.	Mexico City (MX)	4	99.80	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S.A	—	(1)	B
Nicsa Perú, S.A.	Lima (PE)	3	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	(*)	(1)	—
Nicsa Suministros Industriales, S.A.	Buenos Aires (AR)	—	100.00	Befesa Argentina, S.A./Teyma Abengoa, S.A.	—	(7)	D
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Norventus Atlántico, S. L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	—	(1)	B
Omega Sudamérica, S. L	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	(*)	(1)	—
Palmatir S.A.	Montevideo (UY)	893	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Palmucho, S.A.	Santiago (CL)	2	100.00	Abengoa Chile, S.A./Enicar Chile, S.A.	—	(2)	B
Pomacocha Power S.A.	Lima (PE)	—	90.00	Abengoa Perú, S.A.	—	(1)	—
Power Structures Inc.	Delaware (US)	—	100.00	Abeinsa, Inc. LLC.	—	(1)	B
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(7)	B
Puerto Real Cogeneración, S.A. (Precosa)	Cadiz (ES)	176	99.10	Abeinsa Asset Management, S.L.	—	(5)	B
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	37,786	92.59	Befesa CTA Qingdao, S.L.	—	(4)	B
Qingdao Befesa Agua Co., Ltd. (WFOE Qingdao)	Qingdao (CH)	209	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	—	(1)	B
Rajathan Photon Energy	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Residuos Ind. De la Madera de Córdoba, S.A.	Cordoba (ES)	617	71.09	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Rioglass Solar 2	Asturias (ES)	60	99.99	Rioglass Solar Holding, S.A.	—	(8)	B
Rioglass Solar Holding, S.A.	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	—	(8)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	—	(8)	B
Rioglass Solar, S. A	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	—	(8)	B
Royalla PV (Pty) Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	—
S.E.T Sureste Peninsular, S.A. De C.V.	Mexico City (MX)	1,615	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	—
Sanlúcar Solar, S.A.	Seville (ES)	8,225	100.00	Abengoa Solar, S.A./Asa Environment	—	(3)	B
SAS Abengoa Bioenergia Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenrgia, S.A.	—	(6)	—
Scios. Aux. Admon., S.A. De C.V. (Saxsa)	Mexico City (MX)	3	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	B
Serv. Integ. Manten y Operac., S.A. (Simosa)	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	—	(1)	C
Servicios de Ingenieria IMA S. A (SDI -IMA)	Santiago (CL)	2,832	60.00	Abengoa Chile, S.A.	—	(1)	B
Shariket Tenes Lilmiyah Spa	Argel (DZ)	9,871	51.00	Befesa Aguas Tenes, S. L.	—	(4)	D
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	—	(1)	—
Siema Investment, S.L.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L	—	(1)	—
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	—	(1)	B
Siema, AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	—
Simosa I.T., S. A	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	—	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	—	(1)	B
Simosa IT US, LLC	Chesterfield (US)	—	100.00	Simosa IT, S.A.	—	(1)	B
Sinalan, S.A.	Montevideo (UY)	4	100.00	Teyma Forestal, S.A.	—	(1)	—
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,678	65.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	—	(7)	B
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	B
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	—	(1)	—
Sol3G	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	—	(8)	D
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Doce, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Solaben Electricidad Dos	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Ocho, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies, S.A.	—	(3)	—
Solaben Electricidad Quince, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Seis	Badajoz (ES)	1,310	100.00	Logrosán Solar Inversiones Dos, S.A./Abengoa Solar NT	—	(3)	B
Solaben Electricidad Tres	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Uno	Caceres (ES)	1,460	100.00	Logrosán Solar Inversiones Dos, S.A./Abengoa Solar NT	—	(3)	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solar Nerva, S.L.U.	Huelva (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	—	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	101	100.00	Abengoa Solar South Africa (Pty) Ltd.	(*)	(3)	B
Solar Processes, S.A.(PS-20)	Seville (ES)	14,578	100.00	Abengoa Solar España, S.A.	—	(3)	B
Solargate Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Dos, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Tres, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Uno, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,460	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A.	—	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Seis, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A.	—	(3)	B
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A.	—	(3)	B
Solnova Solar Inversiones, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A.	—	(8)	B
Soluciones Ambientales del Norte Limitada, S.A.	Santiago (CL)	6,645	100.00	Alianza Medioambiental, S.L./Befesa Servicios Corporativos, S.A.	—	(7)	B
Solugas Energía S.A.	Seville (ES)	60	100.00	Abengoa Solar NT, S.A./Abengoa Solar S.A.	—	(3)	—
Son Rivieren (Pty) Ltd.	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	—	(8)	B
South Africa Solar Investments, S.L.	Seville (ES)	10,000	100.00	Abengoa Solar Internacional, S.A.	—	(8)	—
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	(*)	(8)	—
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A/Abengoa, S.A	—	(1)	D
Tarefix	Delaware (US)	1	92.00	Asa Investment AG	—	(1)	B
Teyma Abengoa, S.A.	Buenos Aires (AR)	49,849	100.00	Asa Investment, AG/Befesa Argentina, S.A.	—	(1)	B
Teyma Construcción, S.A.	Montevideo (UY)	5,859	97.00	Teyma Sociedad de Inversión, S.A.	—	(1)	B
Teyma Forestal, S.A.	Montevideo (UY)	821	100.00	Teyma Renovables	—	(8)	B
Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Teyma India Private Limited	Mumbai (IN)	441	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	B
Teyma Management, LLC.	Phoenix (US)	—	100.00	Teyma USA, Inc.	(*)	(1)	—
Teyma Medioambiente S.A.	Montevideo (UY)	22	100.00	Teyma Uruguay Holding, S. A .	—	(1)	—
Teyma Middle East, S.L.	Seville (ES)	2	100.00	Teyma, S.A./Teyma Int., S.A./Ábacus Project Management Inc./Teyma Uruguay, S.A.	—	(1)	—
Teyma Paraguay, S.A.	Asuncion (PY)	—	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	—	(1)	—
Teyma Renovables	Montevideo (UY)	2,257	100.00	Xina Holding Trust BEE (Pty) Ltd	—	(1)	B
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	22	100.00	Teyma Uruguay Holding, S.A.	—	(1)	B
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	18,220	92.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
Teyma Uruguay ZF, S.A.	Montevideo (UY)	27	100.00	Teyma Construcción, S.A.	—	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	4	100.00	Abener Engineering and Construction Services, LLC/Teyma USA Inc.	—	(1)	B
Teyma USA, Inc.	Delaware (US)	10,018	100.00	Abengoa US Holding, LLC.	—	(1)	B
Transmisora Baquedano, S.A.	Santiago de Chile (CH)	3,398	99.90	Abengoa Chile, S.A.	(*)	(2)	B
Transmisora Mejillones S.A.	Santiago de Chile (CH)	4,200	99.90	Abengoa Chile, S.A.	(*)	(2)	B

Appendices

Appendix XII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 8)	Auditor
Transportadora Cuyana, S.A.	Buenos Aires (AR)	1	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	B
Transportadora del Norte, S.A.	Buenos Aires (AR)	—	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	—	(1)	B
Transportadora Río Coronda, S.A.	Buenos Aires (AR)	—	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	D
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	—	100.00	Teyma Argentina, S.A./Abengoa, S.A.	—	(1)	D
Trinacria Spzoo	Skawina (PL)	4,583	95.05	Befesa Aluminio, S.L.	—	(7)	—
Valorcam S.L	Madrid (ES)	2	80.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
XiNa Community Trust	Gauteng (ZA)	9	100.00	Xina Holding Trust BEE (Pty) Ltd	(*)	(8)	—
Xina Community Trust BEE Holding	Gauteng (ZA)	89	100.00	South Africa Solar Ventures, S.L.	(*)	(8)	—
XiNa CSP South Africa (Pty) Ltd.	Gauteng (ZA)	89	100.00	South Africa Solar Ventures, S.L.	(*)	(8)	—
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	—	(8)	B
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd.	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	—
Zeroemissions Carbon Trust, S. A	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(8)	B
Zeroemissions do Brasil, Ltda.	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A.	—	(1)	B

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling.

(8)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix XIII

Associated companies and Joint Ventures included in the 2012 consolidation perimeter using the participation method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Abencon, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A.	—	(1)	—
Abener-Dragados Industrial-México, S.A. De C.V.	Mexico City (MX)	—	50.00	Abener México, S.A.	—	(1)	—
Abengoa Bioenergy Biomass of Kansas, LLC.	Chesterfield (US)	206,287	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	B
Agua y Gestión de Servicios Ambientales, S.A.	Seville (ES)	7,124	41.54	Abengoa Water, S.L.U.	—	(4)	—
Al Osais-Inabensa Co. Ltd	Dammam (SA)	404	50.00	Inabensa Saudi Arabia LLC.	—	(1)	B
Arizona Solar One, LLC.	Colorado (US)	357,851	100.00	Abengoa Solar Inc.	—	(3)	B
ATE VIII Transmissora de Energía S.A.	R. de Janeiro (BR)	—	50.00	Abengoa Concessões Brasil Holding, S.A.	—	(2)	B
Betearte	Vizcaya (ES)	1,121	33.33	Alianza Medioambiental, S.L.	—	(7)	—
Carmona & Befesa Limpiezas Industriais, Ltda. (C&B)	Setúbal (PT)	3	50.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Central Eólica Santo Antonio de Pádua S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	—
Central Eólica São Cristóvão S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	—
Central Eólica São Jorge S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	—
Central Eólica São Tomé Ltda.	Sao Paulo (BR)	—	18.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	—	(5)	—
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water S.L.U.	—	(4)	—
Coaben SA de C.V.	Mexico City (MX)	2	50.00	Abengoa México S.A. de CV/Instalaciones Inabensa, S.A.	—	(1)	B
Cogeneración Motril, S.A.	Seville (ES)	1,913	19.00	Abeinsa Asset Management, S.L.	—	(5)	—
Concecutex SA de C.V.	Toluca (MX)	7,274	50.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	1,727	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Consorcio Teyma M&C	Montevideo (UY)	12	49.90	Abengoa Chile, S.A.	—	(1)	—
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico City (MX)	—	50.00	Abengoa México, S.A. de C.V.	(*)	(1)	—
Ecología Canaria, S.A.	Las Palmas (ES)	68	45.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Evacuación Villanueva del Rey, S.L.	Seville (ES)	2	55.24	Helioenergy Electricidad Uno, Dos y Tres, S.A.	—	(3)	—
Explotaciones Varias, S.A.	Seville (ES)	1,907	50.00	Abengoa, S.A.	—	(1)	—
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Geida Tlemcen, S.L.	Madrid (ES)	13,584	50.00	Abengoa Water S.L.U.	—	(4)	—
Gestión y Valorización Integral del Centro, S.L.	Madrid (ES)	2	50.00	Befesa Gestión de Residuos Industriales, S.L.	(*)	(7)	—
Ghenova Ingeniería S.L.	Seville (ES)	1,027	20.00	Abener Energía, S.A.	(*)	(1)	—
Green Visión Holding BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	—	(1)	—
Hankook R&M Co., Ltd.	South Korea (KR)	15,290	25.00	Befesa Zinc Germany	(*)	(7)	—
Helioenergy Electricidad Dos, S.A.	Seville (ES)	42,718	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Helioenergy Electricidad Uno, S.A.	Seville (ES)	43,600	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Íbice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	554	50.00	Abengoa Concessões Brasil Holding S.A.	(*)	(1)	—
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Iniciativas Hidroeléctricas, S.A. (IHSA)	Seville (ES)	1,227	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	9,073	51.00	Abengoa Solar South Africa (Pty) Ltd.	(*)	(3)	B
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	7,877	51.00	Son Rivieren (Pty) Ltd.	(*)	(3)	B
Ledincor S.A.	Montevideo (UY)	553	49.00	Teyma Forestal, S.A.	(*)	(1)	—
Lidelir S.A.	Montevideo (UY)	928	49.00	Teyma Forestal, S.A.	(*)	(1)	—
Micronet Porous Fibers, S.L.	Vizcaya (ES)	2,209	50.00	Abengoa Water S.L.U.	—	(7)	—
Mojave Solar, LLC.	Berkeley (US)	158,317	100.00	Mojave Solar Holding, LLC	—	(3)	B
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,600	51.00	Geida Tlemcen, S.L.	—	(4)	D
Parque Eólico Cristalândia Ltda.	Salvador—Bahía (BR)	1,108	20.00	Instalaciones Inabensa, S.A./Abengoa Concessões Brasil Holding, S.A.	(*)	(5)	—
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Recytech, S.A.	Fouquiéres (FR)	—	50.00	Befesa Steel Services GmbH	—	(7)	—
Red Eléctrica del Sur, S.A. (Redesur)	Lima (PE)	3,738	23.75	Abengoa Perú, S.A.	—	(2)	—
Resid. Urbanos de Ceuta, S.L. (Resurce)	Seville (ES)	2,030	50.00	Abengoa, S.A.	—	(1)	—
Santos Energia Participaçoes S.A	Sao Paulo (BR)	1,298	50.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	(*)	(5)	—
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	B
Shams Power Company PJSC	Abu Dabi (AE)	165	40.00	Total Abengoa Solar Emirates Investment Company B.V.	—	(3)	—
SRC Nanomaterials, S.A	Asturias (ES)	500	50.00	Rioglass Solar, S. A	—	(3)	—

Appendices

Appendix XIII

Associated companies and Joint Ventures included in the 2012 consolidation perimeter using the participation method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	19,116	50.00	Abengoa Solar Ventures, S.A.	—	(8)	D
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	—	(3)	D
TSMC Ing. Y Contrucción	Santiago (CL)	14	33.30	Abengoa Chile, S.A.	—	(1)	—

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling.

(8)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Abastecimiento Ribera	Valencia (ES)	3	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abener Nuevo Pemex Tabasco I	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abener-Inabensa Alemania	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abener-Inabensa Francia	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abto. Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Acceso Avda. Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Adis Seg.Valdestrilla	Madrid (ES)	—	7.00	Instalaciones Inabensa, S.A.	—	(1)	—
Agencia Andaluza de Energía	Seville (ES)	6	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Aparcamiento L'Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
Apca Lote1 Inab-Aben	Seville (ES)	6	100.00	Abengoa, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Apca Lote2 Inab-Abeng	Seville (ES)	6	100.00	Abengoa, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Armilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Asimel	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Avinyó	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Badaia	Vitoria (ES)	3	30.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Balsa Rosario	Seville (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Báscara	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
CAC Arequipa	Perú (PE)	3	76.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Perú, S.A.	—	(1)	—
Camas-Salteras	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
CARE Córdoba	Seville (ES)	12	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Centro l	Seville (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Centro Morelos Gen. Electrica 622 MW	Seville (ES)	—	100.00	Scios. Aux. Admon., S.A. De CV/Abener Energía, S.A./instalaciones Inabensa, S.A.	—	(1)	—
Chennai EPC	India (IN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Chilca- Montalbo Ute	Seville (ES)	2	100.00	Abencor Suministros S.A./Instalaciones Inabensa, S.A.	—	(2)	—
China Exhibition Center	Seville (ES)	6	34.50	Instalaciones Inabensa, S.A.	—	(1)	—
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Climatización Hosp Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Colector Puerto Huelva	Huelva (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Colectores Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Consorcio La Gloria	Lima (PE)	—	49.00	Abengoa Perú, S.A.	—	(1)	—
Consorcio Norte Pachacutec	Lima (PE)	—	49.00	Abengoa Perú, S.A.	—	(1)	—
Cortes de Pallas	Valencia (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A.	—	(1)	—
CPD Solares	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Cunene	Angola (AO)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Dead Sea — Israel	Seville (ES)	—	100.00	Abener Energía, S.A./Abener Ghenova Ingeniería S.L.	(*)	(1)	—
Edar Montemayor	Cordoba (ES)	—	60.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Edar Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Edificio ETEA	Zaragoza (ES)	—	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio PICA	Seville (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
El Cerillo- Los Villares	Cordoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
El Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Electricación L-3	Barcelona (ES)	1	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Emergencias Nat	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Emvisesa Palacio Exposiciones	Seville (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Noroeste	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Palmas Altas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Equipamiento Solar Caballería	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Erabil	Vizcaya (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Explot.Idam Almería	Almería (ES)	5	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Water, S.L.U.	—	(4)	—
Explot.Idam Cartagena	Murcia (ES)	1	37.50	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	(*)	(4)	—
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Ferial Badajoz	Madrid (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Fotovoltaica Expo	Huelva (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
Gallur Castejon	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Guardería La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
H. Campus de la Salud	Seville (ES)	2	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Hassi R'Mel O&M	Seville (ES)	—	100.00	Abener Energía, S.A./Abengoa Solar España S.A.	—	(4)	—
Helios Campos de San Juan I Ab-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Helios Campos de San Juan II Ab-Teym	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Honaine	Argelia (DZ)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Hospital Costa del Sol	Málaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Eucomsa Carhuamayo Carhuaq	Seville (ES)	8	100.00	Eucomsa, Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Intel	Madrid (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Catral	Elche (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton la Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Villajoyosa	Elche (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inelin	Madrid (ES)	6	48.50	Instalaciones Inabensa, S.A.	—	(1)	—
Inst. Hospital Costa del Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Hospital VQ	Seville (ES)	6	60.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Plataformas Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Isla de la Cartuja	Seville (ES)	—	30.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Júcar-Vinalopó	Valencia (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
L`Espluga	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Lav Buixalleu Salt	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Libia-Líneas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Lubet Cádiz	Cadiz (ES)	—	75.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Mantenimiento L-9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Mantenimiento Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Metro Ligero de Granada	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Minicentrales, Pedrezuela Valmayor	Madrid (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Mobiliario La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Moraira-Teulada	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Nat Electricidad	Madrid (ES)	4	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
O&M Desal. Chennai	India (IN)	6	100.00	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	—	(4)	—
O&M Desal. Honaine	Argelia (DZ)	2	50.00	Abengoa Water, S.L.U.	—	(4)	—
O&M Desal. Skikda	Argelia (DZ)	2	67.00	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	—	(4)	—
Ojén Mijas	Málaga (ES)	—	70.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque Aeronaútico	Seville (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque Soland	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Patrimonio	Seville (ES)	2	35.00	Instalaciones Inabensa, S.A.	—	(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
Paysandu (Alur) Abener Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pistas Deportivas la Nucia	Seville (ES)	1	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Quingdao	China (CN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Ranilla	Seville (ES)	2	15.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Retortillo	Seville (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Riegos Villareal	Castellón (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
San Juan Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sant Adriá S/E	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Santa Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Sector Vilablareix	Barcelona (ES)	3	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Sede Universitaria	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
Semi Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silfrasub.Ave Figueras	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silvacat	Madrid (ES)	11	35.30	Instalaciones Inabensa, S.A.	—	(1)	—
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	—	(1)	—
Skikda	Argelia (DZ)	2	67.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Solaben Logrosan I Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan II Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan III Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan Infraestr. Comunes	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan VI Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solacor El Carpio I Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solacor El Carpio II Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Subestación Blanes	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Subestacion Libia Lineas	Madrid (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Suburbano Mexico	Seville (ES)	12	100.00	Instalaciones Inabensa, S.A./Abeinsa, Ing y Const. Ind., S.A.	—	(1)	—
Tablada	Seville (ES)	6	50.00	Abengoa Water, S.L.U.	—	(4)	—
TEMA Befesa Ferrovial (Saih Duero)	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Tenes	Argelia (DZ)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Terciario Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Torre Isla Cartuja	Seville (ES)	12	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Tranvía de Jaén	Seville (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Usansolo	Vizcaya (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE — ABENSAIH GUADALETE BARBATE	Cadiz (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE — ABENSAIH GUADALQUIVIR	Seville (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)
UTE Abastecimiento Villanueva	Cordoba (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abastecimientos Cáceres	Extremadura (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abeima Teyma Barka	Seville (ES)	—	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería
UTE Abeima Teyma Nungua	Seville (ES)	7	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería		(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Abener Hassi R'Mel	Seville (ES)	—	100.00	Abener Energía, S.A./Abengoa Solar España S.A.	—	(1)	—
UTE Abener Teyma Biomasa Salamanca	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Ute Abener Teyma biomasa SAlamanca II	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
UTE Abener Teyma CRS	Seville (ES)		100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)
UTE Abener Teyma CRS II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Abener Teyma Solar Tabernas	Seville (ES)	—	80.00	Abener Energía, S.A./Abengoa Solar S.A./Teyma Gest. de Ctos. de Constr. e Ingeniería	(*)	(1)	—
UTE Abener-Befesa Agua Sahechores	León (ES)	6	80.00	Abeinsa Inf. Medio Ambiente, S.A./Abener Energía, S.A./Abengoa Water, S.L.U.	—	(1)	—
UTE Abener-Inabensa P.Bajos	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE ABENSAIH Construcción	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE ABENSAIH Mantenimto.	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abtmo. Ames-Brión	La Coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Agua Prieta (EP)	México (MX)	—	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Aguas Salobres Sant Feliú	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Atabal	Málaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Baix Lobregat	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Baja California Sur IV	Seville (ES)	—	100.00	Saxsa, S.A. De CV/Abener Energía, S.A./Inst. Inabensa, S.A./Abeinsa, Ing y Const. Ind.	—	(1)	—
UTE Canal Alguerri Balaguer	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE CCAC Arequipa	Perú (PE)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Centro Morelos	Compostela (ES)	—	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE Desaladora Bajo Almanzora	Murcia (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Edar La Codosera	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Elantxobe	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Emirates I — Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Ute Esclusa Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fontsanta	Cataluña (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water, S.L.U.	—	(4)	—
UTE Helioenergy Ecija I Ab-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Helioenergy Ecija II Ab-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Hidrosur	Málaga (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Huesna	Seville (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Idam Carboneras	Almería (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Idam Deca	Almería (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Inabensa Abencor Las Bambas	Seville (ES)	6	100.00	Abencor Suministros S.A./Instalaciones Inabensa, S.A.	(*)	(2)	—
UTE Inabensa Teyma Peralta	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
UTE Itoiz	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Kurkudi	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Mantenimiento de Presas	Málaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Marismas Construcción	Seville (ES)	12	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Mundaka	País Vasco (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Paneles Informativos	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Paulputs Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
Ute Poniente Almeriense	Gádor (ES)	12	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
UTE Regadío Guiamets	Cataluña (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Reus	Cataluña (ES)	4	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Riegos del Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Riegos Marismas	Seville (ES)	6	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Rincón de la Victoria	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 4)	Auditor
UTE Sallent	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE San Blas de Fonz	Cataluña (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sant Celoni	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Segria-Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Teatinos	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Upington Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
UTE Utrera	Seville (ES)	3	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Water, S.L.U.	—	(4)	—
UTE Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Vall Baixa	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Vilagracía	Pontevedra (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Xerta Xenia	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Zapotillo — Abeima Teyma	Seville (ES)	7	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
Winterra-Inabensa C.S. San Paio	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Monterroso	Compostela (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Muelle Trasatl	Compostela (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Sarriá	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling.

(8)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix XV

Companies with electricity operations included in the 2012 consolidation perimeter

Company Name	Registered Address	Activity (*)	Comments
Abengoa Cogeneración Tabasco, S. de R. L. de C.V.	Mexico City (MX)	(3)	Construction phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	(9)	Construction phase
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	(1)	Operational
Arao Enerxías Eólica, S.L	A Coruña (ES)	(2)	Construction phase
Arizona Solar One, LLC	Colorado (US)	(6)	Construction phase
ATE IV Sao Mateus Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE IX Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE V Londrina Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE VI Campos Novos Transmissora de Energía , S.A	Rio de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE VIII Estação Transmissora de Energia S/A	Rio de Janeiro (BR)	(9)	Construction phase
ATE XI, Manaus Transmissora de Energía	Rio de Janeiro (BR)	(9)	Construction phase
ATE XIII, Norte Brasil Transmissora de Energía S.A	Rio de Janeiro (BR)	(9)	Construction phase
ATE XIX Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATN 1, Abengoa Trasmisión Sur, S.A	Lima (PE)	(9)	Operational
ATN 2, S.A.	Lima (PE)	(9)	Construction phase
Befesa Plásticos, S.L.	Murcia (ES)	(8)	Operational
Befesa Valorización de Azufre, SLU	Zierbena (ES)	(8)	Operational
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	(3)	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 15,S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 17,S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 20, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 21, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 22, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 23, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 24, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 25, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 26, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 27, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 28, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 29, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 30, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 31, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 32, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 33, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XV

Companies with electricity operations included in the 2012 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Captasol Fotovoltaica 34, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 35, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 36, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 37, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 38, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 40, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 41, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 44, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 48, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 49, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 5, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 50, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 51, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 52, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 53, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 54, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 55, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 56, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 57, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 58, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 59, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 6, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 60, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 61, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 62, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 63, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 64, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 65, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 66, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 67, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 68, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 69, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 7, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 71, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 72, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 73,S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 74, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 75, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 76, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 77, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 78 S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 79 S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 8, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	(5)	Operational
Cogeneración Motril, S.A.	Seville (ES)	(1)	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	(1)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	(5)	Operational

Appendices

Appendix XV

Companies with electricity operations included in the 2012 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Copero Solar Huerta Dos, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Nueve, S. A	Seville (ES)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Tres, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	(5)	Operational
Cycon Solar, LTD.	Cyprus (GR)	(6)	Construction phase
Ecocarburantes Españoles , S.A.	Murcia (ES)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (ES)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	(5)	Operational
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Diez, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Doce, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Once, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Siete, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Trece, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Helio energy Electricidad Veinticinco, S.A	Seville (ES)	(6)	Construction phase
Helio energy Electricidad Veintidos, S. A	Seville (ES)	(6)	Construction phase
Helio energy Electricidad Veintitres, S.A	Seville (ES)	(6)	Construction phase
Helio energy Electricidad Veintiuno, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	(6)	Construction phase
Helios I Hyperion Energy Investments, S.L.	Ciudad Real (ES)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Ciudad Real (ES)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	(5)	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña S.L.	Huesca (ES)	(7)	Operational
Iniciativas Hidroeléctricas, SA	Seville (ES)	(7)	Operational
Insolation 1, S.R.L.	Rome (IT)	(5)	Construction phase
Insolation 2, S.R.L.	Rome (IT)	(5)	Construction phase
Insolation 3, S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 10 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 11 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 12 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 13 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 14 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 15 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 16 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 17 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 18 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 19 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 20 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 4 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 5 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 6 S.R.L	Palermo (IT)	(5)	Construction phase

Appendices

Appendix XV

Companies with electricity operations included in the 2012 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Insolation Sic 7.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 9 S.R.L	Palermo (IT)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	(5)	Construction phase
Italgest Abengoa Solar, S.r.l	Rome (IT)	(5)	Construction phase
Kaxu Solar One	Pofadder (ZA)	(6)	Construction phase
Khi Solar One	Upington (ZA)	(6)	Construction phase
Las Cabezas Solar S.L.	Seville (ES)	(5)	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	(5)	Operational
Linha Verde Transmisora de Energia S. A	Brasilia (BR)	(9)	Construction phase
Marismas PV A1, S.L.	Seville (ES)	(5)	Operational
Marismas PV A10, S.L.	Seville (ES)	(5)	Operational
Marismas PV A11, S.L.	Seville (ES)	(5)	Operational
Marismas PV A12, S.L.	Seville (ES)	(5)	Operational
Marismas PV A13, S.L.	Seville (ES)	(5)	Operational
Marismas PV A14, S.L.	Seville (ES)	(5)	Operational
Marismas PV A15, S.L.	Seville (ES)	(5)	Operational
Marismas PV A16, S.L.	Seville (ES)	(5)	Operational
Marismas PV A17, S.L.	Seville (ES)	(5)	Operational
Marismas PV A18, S.L.	Seville (ES)	(5)	Operational
Marismas PV A2, S.L.	Seville (ES)	(5)	Operational
Marismas PV A3, S.L.	Seville (ES)	(5)	Operational
Marismas PV A4, S.L.	Seville (ES)	(5)	Operational
Marismas PV A5, S.L.	Seville (ES)	(5)	Operational
Marismas PV A6, S.L.	Seville (ES)	(5)	Operational
Marismas PV A7, S.L.	Seville (ES)	(5)	Operational
Marismas PV A8, S.L.	Seville (ES)	(5)	Operational
Marismas PV A9, S.L.	Seville (ES)	(5)	Operational
Marismas PV B1, S.L.	Seville (ES)	(5)	Operational
Marismas PV B10, S.L.	Seville (ES)	(5)	Operational
Marismas PV B11, S.L.	Seville (ES)	(5)	Operational
Marismas PV B12, S.L.	Seville (ES)	(5)	Operational
Marismas PV B13, S.L.	Seville (ES)	(5)	Operational
Marismas PV B14, S.L.	Seville (ES)	(5)	Operational
Marismas PV B15, S.L.	Seville (ES)	(5)	Operational
Marismas PV B16, S.L.	Seville (ES)	(5)	Operational
Marismas PV B17, S.L.	Seville (ES)	(5)	Operational
Marismas PV B18, S.L.	Seville (ES)	(5)	Operational
Marismas PV B2, S.L.	Seville (ES)	(5)	Operational
Marismas PV B3, S.L.	Seville (ES)	(5)	Operational
Marismas PV B4, S.L.	Seville (ES)	(5)	Operational
Marismas PV B5, S.L.	Seville (ES)	(5)	Operational
Marismas PV B6, S.L.	Seville (ES)	(5)	Operational
Marismas PV B7, S.L.	Seville (ES)	(5)	Operational
Marismas PV B8, S.L.	Seville (ES)	(5)	Operational
Marismas PV B9, S.L.	Seville (ES)	(5)	Operational
Marismas PV C1, S.L.	Seville (ES)	(5)	Operational
Marismas PV C10, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XV

Companies with electricity operations included in the 2012 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Marismas PV C11, S.L.	Seville (ES)	(5)	Operational
Marismas PV C12, S.L.	Seville (ES)	(5)	Operational
Marismas PV C13, S.L.	Seville (ES)	(5)	Operational
Marismas PV C14, S.L.	Seville (ES)	(5)	Operational
Marismas PV C15, S.L.	Seville (ES)	(5)	Operational
Marismas PV C16, S.L.	Seville (ES)	(5)	Operational
Marismas PV C17, S.L.	Seville (ES)	(5)	Operational
Marismas PV C18, S.L.	Seville (ES)	(5)	Operational
Marismas PV C2, S.L.	Seville (ES)	(5)	Operational
Marismas PV C3, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C5, S.L.	Seville (ES)	(5)	Operational
Marismas PV C6, S.L.	Seville (ES)	(5)	Operational
Marismas PV C7, S.L.	Seville (ES)	(5)	Operational
Marismas PV C8, S.L.	Seville (ES)	(5)	Operational
Marismas PV C9, S.L.	Seville (ES)	(5)	Operational
Marismas PV E1, S.L.	Seville (ES)	(5)	Operational
Marismas PV E2, S.L.	Seville (ES)	(5)	Operational
Marismas PV E3, S.L.	Seville (ES)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Berkeley (US)	(6)	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	(2)	Construction phase
Palmatir S.A.	Montevideo (UY)	(2)	Construction phase
Palmucho, S.A.	Santiago (CL)	(9)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	(3)	Operational
Puerto Real Cogeneración, S.A.	Seville (ES)	(3)	Operational
Rajathan Photon Energy	Maharashtra (IN)	(6)	Construction phase
Sanlucar Solar, S.A.(PS-10)	Seville (ES)	(6)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Doce, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Dos, S.A.	Badajoz (ES)	(6)	Operational
Solaben Electricidad Nueve S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Ocho S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Once, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Quince, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Seis, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Tres, S.A.	Badajoz (ES)	(6)	Operational
Solaben Electricidad Uno, S.A.	Badajoz (ES)	(6)	Construction phase
Solacor Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Solacor Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solar de Receptores de Andalucía S.A.	Seville (ES)	(5)	Operational
Solar Power Plant One	Argel (DZ)	(5)	Operational
Solar Processes, S.A.(PS- 20)	Seville (ES)	(6)	Operational
Solargate Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase

Appendices

Appendix XV

Companies with electricity operations included in the 2012 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Solargate Electricidad Uno, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cuatro, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Dos , S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Seis, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad, S.A.AZ-50	Seville (ES)	(6)	Operational
Transmisora Baquedano, S.A.	Santiago (CL)	(9)	Construction phase
Transmisora Mejillones, S.A.	Santiago (CL)	(9)	Construction phase

(*)
Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997.

(1)
Production under Special Regime: Cogeneration. Primary energy type: Fuel.

(2)
Production under Special Regime: Wind. Primary energy type: Wind.

(3)
Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas.

(4)
Production under Special Regime: Cogeneration. Primary energy type: Natural gas.

(5)
Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light.

(6)
Production under Special Regime: Solar. Primary energy type: Solar light.

(7)
Production under Special Regime: Hydraulic. Primary energy type: Water.

(8)
Production under Special Regime: Other. Primary energy type: Industrial waste (used oils).

(9)
Transport.

(10)
Electricity production: Based on hydrogen. Primary type of energy: Hydrogen.

Appendices

Appendix XVI

Companies taxed under the special regime for company groups at 12.31.12

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (ES)	Parent Company
Abeinsa Business Development, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa EPC, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S. A
Abeinsa Ingenieria y Construccion Industrial, S.A.	Seville (ES)	Abengoa, S.A./Siema
Abencor Suministros S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia, S.L.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Inversiones, S.L.	Seville (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A. ABNT	Seville (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Ecoagrícola, S.A./Abengoa Bioenergía, S.A.
Abengoa Bioenergía, S.A.	Seville (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Finance	Seville (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S. A	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A.
Abengoa SeaPower, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar New Tecnologies, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar S.A.	Seville (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S. A	Seville (ES)	Abengoa Solar, S.A.
Abentel Telecomunicaciones, S.A.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Seville (ES)	Siema/Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Befesa Agua Internacional S.L.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía, S.A./Ecoagricola, S.A.
Bioeléctrica Jienense, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía, S.A.
Captación Solar, S.A.	Seville (ES)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.

Appendices

Appendix XVI

Companies taxed under the special regime for company groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 19, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 39, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 4, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 41, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 42, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 43, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 44, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 45, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 46, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 47, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 57, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 59, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 60, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 61, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 62, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 63, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 64, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 65, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 69, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 70,S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar PV, S.A.
Captasol Fotovoltaica 71, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.

Appendices

Appendix XVI

Companies taxed under the special regime for company groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 75, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 76, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 78, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 79, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica51 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecúellar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial,S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Covisa, Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Ecoagricola, S.A.	Murcia (ES)	Abengoa Bioenergía, S.L./Ecocarburantes, S.A.
Ecocarburantes Españoles , S.A.	Murcia (ES)	Abengoa Bioenergía, S.A.
Enernova Ayamonte S.A.	Huelva (ES)	Abeinsa Asset Management, S.L.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.(Sevilla PV)	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad DIez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veinticuatro, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintitres, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintiuno, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L.
Hypesol Energy Holding , S.L.	Seville (ES)	Abengoa Solar España, S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L. (IHCAC)	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S. A	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

Appendices

Appendix XVI

Companies taxed under the special regime for company groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	Abeinsa Asset Management, S.L.
Sanlucar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Siema Investment, S.L.	Madrid (ES)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema

Appendices

Appendix XVI

Companies taxed under the special regime for company groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Simosa I.T., S. A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Diez, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Ocho, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Seis	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Uno	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.(PS-20)	Seville (ES)	Abengoa Solar España, S.A.
Solargate Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Dos , S.A.	Seville (ES)	Abengoa Solar España,S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Uno , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Cuatro,S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Seis , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Solar Inversiones, S.A	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV1,S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV2,S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
South Africa Solar Ventures, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S. A
Telvent Implantación de Sistemas S.L	Madrid (ES)	Simosa I.T., S.A.
Teyma Gestión de Contratos de Construcción e Ingeniería	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

Appendices

Appendix XVI

Companies taxed under the special regime for company groups at 12.31.12 (Continuation)

Befesa Tax Group Number 13/05/B
Name	Tax Address	Shareholding
Befesa Medio Ambiente, S.L.	Vizcaya (ES)	Sociedad Dominante
Alianza Medioambiental, S.L.	Vizcaya (ES)	Befesa Medio Ambiente, S.L.
Befesa Aluminio Comercializadora, S.L.	Vizcaya (ES)	Befesa Aluminio, S.L.
Befesa Aluminio, S.L.	Vizcaya (ES)	Befesa Reciclaje de Residuos de Aluminio, S.L.
Befesa Desulfuración, S.A.	Barakaldo (ES)	Alianza Medioambiental, S.L.
Befesa Reciclaje de Residuos de Aluminio, S.L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Valorización de Azufre,S.L.U.	Vizcaya (ES)	Alianza Medioambiental, S.L.
Befesa Zinc Aser, S.A.	Vizcaya (ES)	Befesa Zinc, S.A.
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	Befesa Zinc, S.A.
Befesa Zinc Oxido, S.L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Zinc, S.A.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	Befesa Medio Ambiente, S.L.

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
AB Bioenergy France, S.A.	Montardon (FR)	81,953	69.00	Abengoa Bioenergía, S.A.	—	(6)	C
AB Bioenergy Hannover GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	—	(6)	—
Abacus Project Management, Inc.	Phoenix (US)	4,974	100.00	Teyma USA Inc.	—	(1)	A
Abeinsa Brasil Projetos e Construcoes Ltda	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Inabensa Río Ltda.	—	(1)	A
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	1	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A	—	(1)	A
Abeinsa Ingenieria y Construccion Industrial, S.A.	Seville (ES)	—	100.00	Abengoa, S.A./Siema AG	—	(1)	A
Abelec, S.A.	Santiago (CL)	2	99.99	Abengoa Chile, S.A.	—	(2)	—
Abema Ltda	Santiago (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abencasa-Abengoa Comer. Y Administraçao, S.A.	R. de Janeiro (BR)	3,946	100.00	Asa Investment AG	—	(1)	—
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	(*)	(1)	—
Abencor Suministros Chile, S.A.	Santiago de Chile (CH)	1	100.00	Abencor Suministros S.A.	(*)	(1)	—
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Abencs Investments, LLC	Delaware (US)	—	100.00	Abencs LLC.	—	(1)	—
Abener Argelia, S.L.	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abener Energia Sp. z o.o.	Gliwice (PO)	1	100.00	Abener Energía, S.A.	(*)	(1)	—
Abener Energía, S.A.	Seville (ES)	54,523	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	A
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	—	(1)	A
Abener Engineering and Construction Services, Llc. (Abencs)	Chesterfield (US)	27,539	100.00	Abener, S.A.	—	(1)	A
Abener Engineering Privated Limited (AEPL)	Bombay (IN)	2,718	100.00	Abener Energía, S.A./Abener Inversiones, S.L.	—	(1)	A
Abener Inversiones, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abener México, S.A. De C.V.	Mexico D.F. (MX)	4	100.00	Abengoa México, S.A. de C.V./Abener Energía, S.A.	—	(1)	A
Abener North America Construction Services, Inc.	Chesterfield (US)	35	100.00	Abener Engineering and Construction Services, LLC.	—	(1)	—
Abengoa Bioenergía Agroindustria Ltda	Sao Paulo (BR)	53,748	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	—	(6)	—
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	—	100.00	Abengoa Bioenergía, S.A./Ecoagrícola, S.A.	—	(6)	—
Abengoa Bioenergía Brasil	Sao Paulo (BR)	819,654	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergia, S.A.	—	(6)	A
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	60	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	—	(6)	A
Abengoa Bioenergía Nuevas Tecnologías, S.A. ABNT	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	—	(6)	A
Abengoa Bioenergía Outsourcing, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operation, LLC.	—	(6)	—
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Ecoagrícola, S.A./Abengoa Bioenergía, S.A.	—	(6)	A
Abengoa Bioenergía Santa Fe Ltda.	Sao Paulo (BR)	4,635	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	—	(6)	—
Abengoa Bioenergia Trading Brasil Ltda	Sao Paulo (BR)	20	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda.	—	(6)	—
Abengoa Bioenergía, S.A.	Seville (ES)	98	97.30	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(6)	A
Abengoa Bioenergy Biomass of Kansas, LLC.	Chesterfield (US)	28,589	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	A
Abengoa Bioenergy Corporation	Chesterfield (US)	60,272	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	A
Abengoa Bioenergy Engineering & Construction, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Funding	Chesterfield (US)	238,774	100.00	Abengoa Bioenergy Meramec Renewable, Inc.	—	(6)	A
Abengoa Bioenergy Germany	Rostock (DE)	18,847	100.00	Abengoa Bioenergía, S.A.	—	(6)	—
Abengoa Bioenergy Hybrid of Kansas, LLC.	Chesterfield (US)	28,589	100.00	Abengoa Bioenergy Technology Holding, Inc.	—	(6)	—
Abengoa Bioenergy Investments, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy US Holding, Inc.	—	(6)	—
Abengoa Bioenergy Maple, LLC	Chesterfield (US)	178,649	100.00	Abengoa Bioenergy Funding LLC.	—	(6)	A
Abengoa Bioenergy Meramec Renewable, Inc.	Chesterfield (US)	238,774	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	A

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	494,710	100.00	Abengoa Bioenergía, S.A.	—	(6)	A
Abengoa Bioenergy New Technologies, Inc.	Chesterfield (US)	592	100.00	Abengoa Bioenergy Technology Holding, LLC.	—	(6)	A
Abengoa Bioenergy of Illinois, LLC	Chesterfield (US)	173,994	100.00	Abengoa Bioenergy Maple, LLC	—	(6)	—
Abengoa Bioenergy of Indiana, LLC	Chesterfield (US)	144,172	100.00	Abengoa Bioenergy Maple, LLC.	—	(6)	—
Abengoa Bioenergy of Kansas, LLC	Chesterfield (US)	181	100.00	Abengoa Bioenergy Operations,LLC	—	(6)	—
Abengoa Bioenergy of SW Kansas, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	—
Abengoa Bioenergy Operations, LLC	Chesterfield (US)	1	100.00	Abengoa Bioenergy US Holding, Inc.	—	(6)	A
Abengoa Bioenergy Renewable Power US,LLC	Chesterfield (US)	347	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Technology Holding, LLC	Chesterfield (US)	28,589	100.00	Abengoa Bioenergy US Holding, Inc.	—	(6)	—
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía, S.A.	—	(6)	A
Abengoa Bioenergy Trading US, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	—
Abengoa Bioenergy UK Limited	Cardiff (UK)	37,659	100.00	Abengoa Bioenergía, S.A.	—	(6)	—
Abengoa Bioenergy US Holding, Inc	Chesterfield (US)	781,328	100.00	Asa Bioenergy Holding, AG/Abengoa Bioenergía, S.A.	—	(6)	A
Abengoa Chile, S.A.	Santiago (CL)	18,726	99.90	Asa Investment AG/Teyma Abengoa, S.A.	—	(1)	A
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico D.F. (MX)	64,781	100.00	Abener Energía, S.A/Abengoa México, S.A. de C.V.	—	(5)	A
Abengoa Concessoes Brasil Holding S.A.	R. de Janeiro (BR)	891,260	100.00	Abengoa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(2)	A
Abengoa Construçao Brasil, Ltda	R. de Janeiro (BR)	166,585	100.00	Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(1)	A
Abengoa Finance	Seville (ES)	60	100.00	Abengoa, S.A.	—	(1)	A
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	4	100.00	Abengoa Solar, S.A.	—	(3)	C
Abengoa Hidrógeno, S.A	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(8)	A
Abengoa México, S.A. de CV	Mexico D.F. (MX)	33,378	90.00	Asa Investment AG	—	(1)	A
Abengoa Perú, S.A.	Lima (PE)	12,552	99.90	Asa Investment AG	—	(1)	A
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Abengoa, S.A./Abencor, S.A.	—	(1)	A
Abengoa Research, S.L.	Seville (ES)	1,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	(*)	(1)	C
Abengoa Servicios S.A. De C.V.	Mexico D.F. (MX)	186	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	—	(1)	A
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	—	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	—
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	—	(3)	—
Abengoa Solar España, S.A.	Seville (ES)	13,346	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(8)	A
Abengoa Solar Extremadura, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Abengoa Solar Inc	New York (US)	122,399	100.00	Abengoa Solar, S.A.	—	(8)	A
Abengoa Solar India Private Limited	Maharashtra (IN)	—	100.00	Abengoa Solar China, S.A./Abengoa Solar, S.A.	—	(3)	A
Abengoa Solar Internacional, S.A.	Seville (ES)	100	99.90	Abengoa Solar, S.A.	—	(3)	A
Abengoa Solar Italia S.r.l.	Rome (IT)	45	100.00	Abengoa Solar PV, S.A./Abengoa Solar, S.A.	—	(3)	—
Abengoa Solar New Tecnologies, S.A.	Seville (ES)	3,986	100.00	Abengoa Solar, S.A.	—	(8)	A
Abengoa Solar Power, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(3)	—
Abengoa Solar PV, Inc	Colorado (US)	4,684	100.00	Abengoa Solar, S.A.	—	(8)	—
Abengoa Solar S.A.	Seville (ES)	9	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	—	(8)	A
Abengoa Solar South Africa (Pty) Ltd	Pretoria (ZA)	100	100.00	Abengoa Solar Internacional, S.A.	—	(3)	A
Abengoa Solar Ventures S.A	Seville (ES)	60	99.90	Abengoa Solar, S.A.	—	(8)	A
Abengoa T&D Corporation	Delaware (US)	728	100.00	Abengoa México, S.A. de C.V.	—	(1)	A
Abengoa Transmisión Norte S.A.	Lima (PE)	174,229	100.00	Abengoa Perú, S.A./Asa Iberoamérica, S.L.	—	(2)	A
Abengoa Transmisión Sur, S.A.	Lima (PE)	3,971	99.99	Asa Iberoamérica	—	(2)	A
Abengoa Water Nungua, S.L.U	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	—	(7)	—
Abengoa Water S.L.U.	Seville (ES)	8,152	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(8)	A
Abenta Concessões Brasil	R. de Janeiro (BR)	4	95.84	Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenta Construçao Brasil Ltda	R. de Janeiro (BR)	—	90.00	Abengoa Brasil, Ltda.	—	(1)	A
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	A
Abentey Brasil, Lda	Pirassununga (BR)	—	100.00	Abener Energía, S.A./Teyma Internacional,S.A.	—	(1)	A
Abentey Hugoton General Partnership	Chesterfield (US)	7	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC.	—	(1)	A
Abentey Mojave General Partnership	Chesterfield (US)	2	100.00	Teyma USA Inc./Abencs Construction Services, L.P.	—	(1)	A

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Abratey Construção Ltda.	R. de Janeiro (BR)	—	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(1)	A
ACE Abengoa Cogeneración de Energía S.A	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Aelsa, Abener El Sauz, S.A. De CV	Mexico D.F. (MX)	6	100.00	Abener, S.A./Abengoa, S.A.	—	(1)	A
Aguas de Skikda	Argel (DZ)	10,811	51.00	Geida Skikda, S.L.	—	(4)	—
Aleduca, S.L	Madrid (ES)	3	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(8)	—
Alianza Medioambiental, S.L.	Vizcaya (ES)	65,633	100.00	Befesa Medioa Ambiente, S.A.	—	(7)	A
Almadén Solar, S.A.	Seville (ES)	153	51.00	Abengoa Solar España, S.A.	—	(3)	—
Aludisc, Alumninios en Disco S.A.	Huesca (ES)	2,400	100.00	Befesa Aluminio, S.L.	—	(7)	—
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	2,211	98.00	Abener Inversiones, S.L.	—	(5)	C
Arao Enerxías Eólica, S.L.	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Arizona Solar One, LLC	Colorado (US)	1	100.00	Abengoa Solar Inc.	—	(3)	A
Asa Bioenergy Holding, AG	Zug (SZ)	421,574	99.98	Abengoa Bioenergía, S.A.	—	(6)	A
Asa Bioenergy of Nebraska, LLC	Chesterfield (US)	39,677	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	A
Asa E.& E.H., AG	Zug (SZ)	214,592	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,540	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Asa Investment AG	Zug (SZ)	38,032	100.00	Asa Iberoamérica, S.L.	—	(1)	A
ASA Investment Brasil Ltda	R. de Janeiro (BR)	—	100.00	Befesa Brasil/Abengoa Brasil, S.A.	—	(1)	A
ASI Operations Inc.	Delaware (US)	—	100.00	Abengoa Solar Inc.	—	(3)	—
ASO Holdings LLC	Colorado (US)	26,402	100.00	Abengoa Solar Inc.	—	(8)	A
ATE IV Sao Mateus Transmissora de Energía	R. de Janeiro (BR)	70,437	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	A
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
ATE V Londrina Transmissora De Energía S.A	R. de Janeiro (BR)	47,430	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	A
ATE VI Campos Novos Transmissora de Energía, S.A	R. de Janeiro (BR)	43,447	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	A
ATE VII Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	28,270	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	A
ATE VIII Transmissora de Energía S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	A
ATE X Abengoa Brasil Administraçao Predial Ltda	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(5)	A
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	164,932	50.50	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	A
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	58,566	51.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	A
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	5	100.00	Abengoa Perú, S.A.	—	(2)	—
ATN 2, S.A.	Santiago de Chile (CH)	1	99.98	Abengoa Perú, S.A.	(*)	(2)	—
Aurorex S.A.	Montevideo (UY)	2	100.00	Teyma Renovables	(*)	(1)	—
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Bargoa, S.A.	R. de Janeiro (BR)	18,345	99.98	Abengoa Comer. y Administraçao, S.A./Asa Investment AG	—	(1)	A
Befesa Agua Djerba, S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(4)	—
Befesa Agua Internacional S.L.	Seville (ES)	9	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	—	(4)	—
Befesa Agua Tenes S.L.	Madrid (ES)	9,871	100.00	Abengoa Water S.L.U.	—	(4)	—
Befesa Aluminio S.L.	Vizcaya (ES)	59,109	100.00	Befesa Reciclaje de Residuos de Aluminio, S.L.	—	(7)	A
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Befesa Argentina, S.A.	Buenos Aires (AR)	6,080	100.00	Alianza Medioambiental, S.L./Befesa Desulfuración, S.A.	—	(7)	A
Befesa Brasil	R. de Janeiro (BR)	1,061	100.00	Asa Investment AG/Alianza Medioambiental, S.L.	—	(7)	A
Befesa CTA Qingdao S.L.U	Madrid (ES)	34,293	100.00	Abengoa Water, S.L.U.	—	(4)	A
Befesa Desulfuración, S.A.	Barakaldo (ES)	36,509	90.00	Alianza Medioambiental, S.L.	—	(7)	A
Befesa Escorias Salinas, S.A.	Valladolid (ES)	6,787	100.00	Befesa Aluminio, S.L.	—	(7)	A
Befesa Gest. Res. Ind, S.L.	Vizcaya (ES)	79,546	100.00	Alianza Medioambiental, S.L.	—	(7)	A

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Befesa Infraestructure India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico D.F. (MX)	6	100.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	—	(7)	C
Befesa Medio Ambiente, S.A.	Vizcaya (ES)	401,654	100.00	Abengoa, S.A./Proyectos de Inversiones Medioambientales, S.L.	—	(7)	A
Befesa México, S.A. De C.V.	Mexico D.F. (MX)	2,123	100.00	Abengoa México, S.A./Alianza Medioambiental, S.L.	—	(7)	A
Befesa PCB	Cartagena (ES)	1,358	100.00	Alianza Medioambiental, S.L.	—	(7)	A
Befesa Perú, S.A.	Lima (PE)	5,457	100.00	Alianza Mediambiental, S.L.	—	(7)	A
Befesa Plásticos, S.L.	Murcia (ES)	5,415	97.40	Alianza Medioambiental, S.L.	—	(7)	A
Befesa Portugal Gestáo de Resíduos Industriais, S.A.	Lisboa (PT)	50	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Befesa Reciclaje de Residuos de Aluminio S.L.	Vizcaya (ES)	55,665	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	A
Befesa Salt Slag, Ltd	Gales (UK)	21,399	100.00	Befesa Aluminio, S.L./Befesa Escorias Salinas, S.A.	—	(7)	C
Befesa Salzschlacke GmbH	Hannover (DE)	6,500	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	A
Befesa Scandust AB	Landskrona (SE)	28,044	100.00	Befesa Zinc, S.L.	—	(7)	A
Befesa Servicios Corporativos, S.A.	Madrid (ES)	2,626	100.00	Befesa Medio Ambiente, S.A.	—	(7)	A
Befesa Servicios S.A	Buenos Aires (AR)	597	51.00	Alianza Medioambiental, S.L./Befesa Desulfuración	—	(7)	C
Befesa Silvermet Adana Steel Dust Recycling	Sariseki-Iskenderun (TR)	20	100.00	Befesa Silvermet Turkey, S.L.	(*)	(7)	—
Befesa Silvermet Iskenderun	IsIskenderun (TU)	8,823	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	A
Befesa Silvermet Izmir Steel Dust Recycling	Sariseki-Iskenderun (TR)	20	100.00	Befesa Silvermet Turkey, S.L.	(*)	(7)	—
Befesa Silvermet Turkey, S.L.	Vizcaya (ES)	8,823	51.00	Befesa Zinc, S.A.U.	—	(7)	—
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	1,908	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	—
Befesa Steel Services GmbH	Duisburg (DE)	58,878	100.00	BUS Germany GmbH	—	(7)	A
Befesa Uruguay	Montevideo (UY)	12	100.00	Teyma Medioambiente, S.A.	—	(1)	—
Befesa Valera S.A.S.	Gravelines (FR)	2,956	100.00	Befesa Zinc, S.A.	—	(7)	A
Befesa Valorización de Azufre,S.L.U.	Vizcaya (ES)	43,843	100.00	Alianza Medioambiental, S.L.	—	(7)	A
Befesa Valorización S.L Sociedad Unipersonal	Cartagena (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Befesa Waterbuilt GP, Inc.	Texas (USA)	789	51.00	Abengoa Water S.L.U.	—	(8)	A
Befesa Zinc Freiberg GmbH & Co KG	Freiberg (DE)	52,521	100.00	Befesa Zinc, S.A.U.	—	(7)	A
Befesa Zinc Amoreb., S.A.	Vizcaya (ES)	9,933	100.00	MRH Residuos Metálicos, S.L.	—	(7)	A
Befesa Zinc Aser, S.A.	Vizcaya (ES)	18,039	100.00	Befesa Zinc, S.L	—	(7)	A
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	60	100.00	Befesa Zinc, S.L.	—	(7)	A
Befesa Zinc Duisburg GmbH	Duisburg (DE)	4,953	100.00	Befesa Steel Services GmbH/BUS Germany GmbH	—	(7)	A
Befesa Zinc Gravelines, S.A.S.U.	Gravelines (FR)	8,000	100.00	Befesa Valera, S.A.S.	—	(7)	A
Befesa Zinc Sondika, S.A.	Vizcaya (ES)	4,726	100.00	MRH Residuos Metálicos, S.L.	—	(7)	A
Befesa Zinc Sur, S.L.	Vizcaya (ES)	5,144	100.00	Befesa Zinc, S.A.U.	—	(7)	—
Befesa Zinc, S.L.	Vizcaya (ES)	34,626	100.00	MRH Residuos Metálicos, S.L.	—	(7)	A
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	43,800	100.00	Abengoa Bioenergía, S.A./Ecoagricola, S.A.	—	(6)	A
Bioeléctrica Jienense, S.A.	Seville (ES)	1,185	100.00	Abener Inversiones, S.L.	—	(1)	—
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía, S.A.	—	(6)	A
BUS Germany GmbH	Duisburg (DE)	273,190	100.00	Befesa Zinc, S.L.	—	(7)	—
C.D.Puerto San Carlos S.A. De CV	Mexico D.F. (MX)	13,918	100.00	Abener Energía, S.A./Abengoa, S.A./Abengoa México, S.A. de C.V.	—	(1)	A
Cadonal S.A.	Montevideo (UY)	2	100.00	Holding Eólico, S.A.	(*)	(5)	—
Captación Solar, S.A.	Seville (ES)	205	100.00	Abener Inversiones, S.L./Abener Energía, S.A.	—	(1)	—
Captasol Fotovoltaica 1, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 20, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 21, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 22, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 23, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 24, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 25, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 26, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 27, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 28, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 29, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 30, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 31, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 32, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 33, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 34, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 35, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 36, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 37, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Captasol Fotovoltaica 38, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 40, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 41, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 44, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 48, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 49, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 50, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 51, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 52, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 53, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 54, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 55, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 56, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 57, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 58, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 59, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 60, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 61, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 62, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 63, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 64, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 65, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 66, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 67, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 68, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 69, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 71, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 72, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 73, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 74, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 75, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 76, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 77, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 78, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 79, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Carpio Solar Inversiones, S.A.	Seville (ES)	53,149	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(8)	A
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,816	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	A
Central Eólica São Tomé Ltda.	Sao Paulo (BR)	173	18.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	(*)	(5)	—
Centro Industrial y Logístico Torrecúellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	A
Comemsa, Construcc Metalicas Mexicanas, S.A. De CV	Queretaro (MX)	4,377	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	—	(1)	A
Complejo Medioambiental Tierra de Campos, S.L	Palencia (ES)	46	77.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Construcciones y Depuraciones, S.A.	Seville (ES)	7,800	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	A
Construtora Integração Ltda.	R. de Janeiro (BR)	—	51.00	Abengoa Brasil, S.A.	—	(1)	A
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Tres, S.A	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	—	(3)	A

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	—	(3)	A
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	—	(3)	A
Covisa, Cogeneración Villaricos, S.A.	Seville (ES)	5,951	99.22	Abener Inversiones, S.L.	—	(5)	C
Cycon Solar, LTD	Nicosia (CY)	1	66.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Dimange Inversiones, S.L.	Madrid (ES)	—	100.00	Captasol Fotovoltaica 56, S.L./Captasol Fotovoltaica 55, S.L	—	(3)	—
Ecija Solar Inversiones, S.A	Seville (ES)	41,562	100.00	Abengoa Solar, S.A.	—	(8)	A
Ecoagricola, S.A.	Murcia (ES)	—	100.00	Abengoa Bioenergía, S.L./Ecocarburantes, S.A.	—	(6)	A
Ecocarburantes Españoles, S.A.	Murcia (ES)	10,172	95.10	Abengoa Bioenergía, S.A.	—	(6)	A
Ecovedras SA	Torres Vedras (PT)	39	78.00	Alianza Medioambiental, S.L.	—	(7)	—
Energoprojekt-Gliwice S.A.	Gliwice (PL)	6,773	100.00	Abener Energía, S.A.	—	(1)	C
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abener Inversiones, S.L.	—	(5)	C
Enicar Chile, SA	Santiago (CL)	3	100.00	Abengoa Chile, S.A.	—	(2)	—
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	7,125	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	—	(1); (8)	A
Faritel, S.A.	Montevideo (UY)	44	100.00	Teyma Forestal, S.A.	—	(1)	—
Financiera Soteland, S.A.	Montevideo (UY)	241	100.00	Asa Investment AG	—	(1)	—
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	—	(3)	A
Freener-g LLC	Minneapolis (US)	537	100.00	Abengoa Solar, S.A.	—	(3)	A
Galdán, S.A	Navarra (ES)	1,485	100.00	Befesa Aluminio, S.L.	—	(7)	—
Geida Skikda, S.L.	Madrid (ES)	10,811	67.00	Abengoa Water S.L.U.	—	(4)	—
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	64	99.98	Siema Technologies, S.L	—	(1)	A
Global Engineering Services LLC	Delaware (US)	2	92.00	Tarefix, S.A.	—	(1)	—
Harper Dry Lake Land Company LLC	Delaware (US)	1	100.00	Abengoa Solar Inc.	—	(3)	—
Helio Energy Electricidad Tres, S.A.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Siete, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad DIez, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Doce, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	94,730	100.00	Hypesol Energy Holding, S.L.	—	(3)	A
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	77,064	100.00	Hypesol Energy Holding, S.L.	—	(3)	A
Hidro Abengoa, S.A. De C.V.	Mexico D.F. (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Holding Eólico, S.A.	Montevideo (UY)	2	100.00	Teyma Renovables/Instalaciones Inabensa, S.A	(*)	(1)	—
Hypesol Energy Holding, S.L.	Seville (ES)	180,714	100.00	Abengoa Solar España, S.A.	—	(8)	A
Inabensa Bharat Private Limited	New Delhi (IN)	2,474	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Electric and Electronic Equipment Manufacturing (Tiajin) Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	—	(1)	—
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Maroc, S.A.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Portugal	Lisboa (PT)	280	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Rio Ltda	R. de Janeiro (BR)	—	100.00	Befesa Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	A
Inabensa Saudí Arabia, LLC	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Iniciativas Hidroeléctricas de Aragón y Cataluña SL (IHCAC)	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Iniciativas Hidroeléctricas, SA	Seville (ES)	1,226	51.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A	—	(1)	—
Iniciativas Medioambientales, S.L.	Seville (ES)	8	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Insolation 1, S.R.L.	Rome (IT)	45	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation 2, S.R.L.	Rome (IT)	45	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 4 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 5 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 6 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 7.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 8 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 9 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 10 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 11 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 12 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 13 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 14 S.R.L	Palermo (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 15 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 16 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation 17 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation 18 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation 19 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Insolation 20 S.R.L	Rome (IT)	168	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	3	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	3	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	3	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa Insaat Enerji Limited Sirketi	Ankara (TR)	58	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	A
Instalaciones Inabensa.Pty.Limited	Sidney (AU)	4	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inversora Enicar S.A.	Santiago (CL)	2,039	100.00	Abengoa Chile, S.A.	—	(2)	—
Italica Solare S.R.L.	Rome (IT)	15	100.00	Abengoa Solar, S.A.	—	(3)	—
Kaxu CSP South Africa (Proprietary) Limited	Pretoria (ZA)	—	100.00	Abengoa Solar South Africa Limited	—	(3)	A
Khi CSP South Africa (Proprietary) Limited	Gauteng (ZA)	—	100.00	Abengoa Solar South Africa Limited	—	(3)	A
Klitten, S.A.	Montevideo (UY)	12	100.00	Teyma Construcciones, S.A.	—	(1)	—
L.T. Rosarito y Monterrey, S.A. De CV	Mexico D.F. (MX)	2,706	100.00	Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	A
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	7,193	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	A
Las Cabezas Solar S.L.	Seville (ES)	3	100.00	Aleduca, S.L.	—	(3)	—
Latifox S.A.	Montevideo (UY)	2	100.00	Teyma Renovables	(*)	(1)	—
Linares Fotovoltaica, S.L.	Seville (ES)	3,173	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	A
Lineas 612 Norte Noroeste, S.A. De C.V.	Mexico D.F. (MX)	2	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	16,833	51.00	Abengoa Concessoes Brasil Holding S.A.	—	(2)	A
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	46,505	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(8)	A
Manaus Constructora Ltda	R. de Janeiro (BR)	—	50.50	Abengoa Concessões Brasil Holding, S.A.	—	(1)	A
Marismas PV A1, S.L.	Seville (ES)	7,000	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Marismas PV A2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Marismas PV B15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	—	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	—	(3)	A
Marusthal Green Power Private Limited	Maharashtra (IN)	—	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	A
Mojave Solar Holding, LLC	Delware (US)	23,292	100.00	Abengoa Solar Inc.	(*)	(3)	A
Mojave Solar LLC	Berkeley (US)	1	100.00	Mojave Solar Holding, LLC	—	(3)	A
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	28,668	100.00	Befesa Medio Ambiente, S.A.	—	(7)	A
Mundiland, S.A.	Montevideo (UY)	2,902	100.00	Siema Factory Holding AG	—	(1)	—
Nicefield S.A	Uruguay (UY)	3	100.00	Teyma Forestal, S.A.	(*)	(1)	—
Nicsa Fornecimiento de Materiais Eléctricos Ltda	R. de Janeiro (BR)	1,503	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Nicsa Industrial Supplies Corporation	Houston (US)	790	100.00	Negocios Industriales y Comerciales, S.A.	—	(1)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Nicsa Mexico, S.A. de CV	Mexico D.F. (MX)	4	99.80	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	—	(1)	A
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S.A	(*)	(1)	A
Nicsa Suministros Industriales, S.A.	Buenos Aires (AR)	—	100.00	Befesa Argentina, S.A./Teyma Abengoa, S.A.	—	(7)	A
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Norventus Atlántico, S.L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
NRS Consulting Engineers	Texas (USA)	5,057	51.00	Abengoa Water, S.L.U.	—	(8)	A
OMEGA Operação e Manutenção de Linhas de Transmissão S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	—	(1)	A
Palmatir S.A.	Montevideo (UY)	127	100.00	Holding Eólico, S.A.	—	(5)	A
Palmucho, S.A.	Santiago (CL)	2	100.00	Abengoa Chile, S.A./Enicar Chile, S.A.	—	(2)	A
Pomacocha Power S.A.	Lima (PE)	—	90.00	Abengoa Perú, S.A.	(*)	(1)	—
Power Structures Inc.	Delaware (US)	—	100.00	Construcciones Metalicas Mexicanas, S.A. De CV	—	(1)	—
Precosa, Puerto Real Cogeneración, S.A.	Cádiz (ES)	176	99.10	Abener Inversiones, S.L.	—	(5)	A
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	(*)	(7)	—
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(7)	A
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Proyectos de Inversiones Medioambientales, S.L.	Vizcaya (ES)	334,607	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A./Asa Environment AG	—	(1)	—
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	34,293	91.71	Befesa CTA Qingdao, S.L.	—	(4)	A
Qingdao Befesa Agua Co., Ltd (WOFE Qingdao)	Qingdao (CH)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	(*)	(1)	A
Rajathan Photon Energy	Maharashtra (IN)	—	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	A
Residuos Ind. De la Madera de Córdoba, S.A.	Córdoba (ES)	617	71.09	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
S.E.T Sureste Peninsular, S.A. De CV	México D.F. (MX)	2,155	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	A
Sanlucar Solar, S.A.	Seville (ES)	8,636	100.00	Abengoa Solar, S.A./Asa Environment	—	(3)	A
SAS Abengoa Bioenergia Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenrgia, S.A.	—	(6)	—
Scios. Aux. Admon., S.A. De CV (Saxsa)	México D.F. (MX)	5	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	A
Servicios de Ingenieria IMA S.A (SDI-IMA)	Santiago (CL)	2,304	60.00	Abengoa Chile, S.A.	—	(1)	A
Shariket Tenes Lilmiyah Spa	Argel (DZ)	9,885	51.00	Befesa Aguas Tenes, S.L.	—	(4)	—
Siema AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	—
Siema Factory Holding AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	—	(1)	—
Siema Investment, S.L.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L	—	(1)	—
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	—	(1)	—
Simosa I.T., S.A	Seville (ES)	—	100.00	Abengoa, S.A./Simosa, S.A.	—	(1)	A
Simosa IT Uruguay S.A.	Montevideo (UY)	—	100.00	Simosa IT, S.A.	—	(1)	A
Simosa IT US, LLC	Chesterfield (US)	—	100.00	Simosa IT, S.A.	—	(1)	A
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	125	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	—	(1)	C
Sinalan, S.A.	Montevideo (UY)	3	100.00	Teyma Forestal, S.A.	—	(1)	—
Sistemas de Desarrollo Sustentables S.A. De C.V.	México D.F. (MX)	4,869	100.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	—	(7)	A
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	A
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	—	(1)	C
Sol3G	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	—	(8)	C
Solaben Electricidad Uno	Badajoz (ES)	1,561	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	A

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Solaben Electricidad Dos	Badajoz (ES)	1,561	70.00	Abengoa Solar España, S.A./Logrosán Solar Inversiones, S.A.	—	(3)	A
Solaben Electricidad Tres	Badajoz (ES)	1,561	70.00	Abengoa Solar España, S.A./Logrosán Solar Inversiones, S.A.	—	(3)	A
Solaben Electricidad Seis	Badajoz (ES)	1,561	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	A
Solaben Electricidad Ocho, S.A.	Badajoz (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.	—	(3)	—
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies, S.A.	—	(3)	—
Solaben Electricidad Diez, S.A.	Badajoz (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Once, S.A.	Badajoz (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Doce, S.A.	Badajoz (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Quince, S.A	Badajoz (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solacor Electricidad Uno, S.A.	Seville (ES)	33,236	74.00	Carpio Solar Inversiones, S.A.	—	(3)	A
Solacor Electricidad Dos, S.A.	Seville (ES)	33,163	74.00	Carpio Solar Inversiones, S.A.	—	(3)	A
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solar Nerva SLU	Huelva (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	66.00	Abener Energía, S.A.	—	(3)	A
Solar Processes, S.A.(PS-20)	Seville (ES)	14,578	100.00	Abengoa Solar España, S.A.	—	(3)	A
Solargate Electricidad Uno, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Dos, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Tres, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A.	—	(3)	A
Solnova Electricidad Dos, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A.	—	(3)	A
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A.	—	(3)	A
Solnova Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Seis, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Solar Inversiones, S.A	Seville (ES)	28,964	99.99	Abengoa Solar España, S.A.	—	(8)	A
Solúcar Andalucía FV1, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Solúcar Andalucía FV2, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Solúcar Castilla FV1, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Solúcar Castilla FV2, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Soluciones Ambientales del Norte Limitada S.A	Santiago (CL)	80	100.00	Alianza Mediambiental, S.L./Befesa Servicios Corporativos, S.A.	—	(7)	A
Solugas Energía S.A.	Seville (ES)	60	100.00	Abengoa Solar NT, S.A./Abengoa Solar S.A.	—	(3)	—
Son Rivieren (Pty) Limited	Gauteng (ZA)	—	100.00	South Africa Solar Investment, S.L.	—	(3)	A
South Africa Solar Investments, S.L.	Seville (ES)	4	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	—
Subestaciones 611 Baja California, S.A. De C.V.	México D.F. (MX)	2	100.00	Abengoa México, S.A/Abengoa, S.A	(*)	(1)	C
Tarefix S.A	Delaware (US)	1	92.00	Asa Investment AG	—	(1)	A
Telvent BV	Amsterdam (NL)	160	100.00	Siema AG	—	(1)	—
Telvent Implantación de Sistemas S.L	Madrid (ES)	3	100.00	Simosa I.T., S.A.	—	(1)	—
Teyma Abengoa, S.A.	Buenos Aires (AR)	36,842	100.00	Asa Investment AG/Asa Iberoamérica, S.L./Befesa Argentina, S.A.	—	(1)	A
Teyma Construcción, S.A.	Montevideo (UY)	3,876	99.00	Teyma Uruguay Holding, S.A.	—	(1)	A

Appendices

Appendix XVII

Subsidiary companies included in the 2011 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (See Page 8)	Auditor
Teyma Forestal SA	Montevideo (UY)	864	100.00	Teyma Renovables	—	(8)	A
Teyma Gestión de Contratos de Construcción e Ingeniería	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	A
Teyma India Private Limited	Mumbai (IN)	1	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	C
Teyma Medioambiente S.A.	Montevideo (UY)	17	100.00	Teyma Uruguay Holding, S.A.	—	(1)	—
Teyma Middle East, S.L.	Seville (ES)	9	100.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./Teyma Internacional, S.A./Ábacus Project Management Inc./Teyma Uruguay, S.A.	(*)	(1)	—
Teyma Paraguay, SA.	Asuncion (PY)	—	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	—	(1)	—
Teyma Renovables	Montevideo (UY)	951	100.00	Teyma Uruguay Holding S.A.	(*)	(1)	—
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	17	100.00	Teyma Uruguay Holding, S.A.	—	(1)	A
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	2,638	92.00	Asa Investment AG	—	(1)	A
Teyma Uruguay ZF, S.A.	Montevideo (UY)	21	100.00	Teyma Construcción, S.A.	—	(1)	A
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	4	100.00	Abener Engineering and Construction Services, LLC/Teyma USA Inc.	—	(1)	A
Teyma USA Inc.	Delaware (US)	—	100.00	ASA Investment AG	—	(1)	A
Transportadora Cuyana, S.A.	Buenos Aires (AR)	2	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	A
Transportadora del Norte, S.A.	Buenos Aires (AR)	—	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	—	(1)	A
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	—	100.00	Teyma Argentina, S.A./Abengoa, S.A.	—	(1)	—
Transportadora Río Coronda	Buenos Aires (AR)	—	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(2)	—
Trinacria Spzoo	Skawina (PL)	4,583	95.05	Befesa Aluminio, S.L.	—	(7)	A
Valorcam S.L	Madrid (ES)	2	80.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	—	(8)	A
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	—
Zeroemissions Carbon Trust, S.A	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(8)	A
Zeroemissions do Brasil, Ltda	R. de Janeiro (BR)	2,459	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A.	—	(1)	A

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling.

(8)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix XVIII

Associated companies and Joint Ventures included in the 2011 consolidation perimeter using the participation method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Abencon, S.A. de C.V.	Mexico D.F. (MX)	2	50.00	Abengoa México, S.A.	—	(1)	—
Abener Ghenova Engineering, Inc.	Phoenix (US)	37	50.00	Abener Ghenova Ingeniería S.L.	(*)	(1)	—
Abener Ghenova Ingeniería S.L.	Seville (ES)	2,000	50.00	Abener Energía, S.A.	—	(1)	A
Abener-Dragados Industrial-México, S.A. De C.V.	Mexico D.F. (MX)	—	50.00	Abener México, S.A.	—	(1)	—
Abengoa Participaçoes Holding S.A.	R. de Janeiro (BR)	326,260	50.00	Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenor, S.A.	Santiago (CL)	6,851	20.00	Inversiones Eléctricas Transam Chile Ltd./Asa Chile, S.L.	—	(2)	A
Agua y Gestión de Servicios Ambientales, S.A.	Seville (ES)	6,886	37.38	Befesa Medio Ambiente, S.A.	—	(4)	—
Al Osais-Inabensa Co. Ltd	Dammam (SA)	385	50.00	Inabensa Saudi Arabia LLC.	—	(1)	B
Araucana de Electricidad, S.A.	Santiago (CL)	7,324	20.00	Abengoa Chile, S.A./Inversiones Eléctricas Transam Chile Ltd.	—	(2)	A
ATE II Transmissora de Energia, S.A.	R. de Janeiro (BR)	102,650	50.00	Abengoa Participaçoes Holding S.A.	—	(2)	A
ATE III Transmissora de Energia, S.A.	R. de Janeiro (BR)	71,931	50.00	Abengoa Participaçoes Holding S.A.	—	(2)	A
ATE Transsmisora de Energía, S.A.	R. de Janeiro (BR)	46,601	50.00	Abengoa Participaçoes Holding S.A.	—	(2)	A
Betearte	Vizcaya (ES)	1,121	33.33	Alianza Medioambiental, S.L.	—	(7)	—
Bioener Energía, S.A.	Vizcaya (ES)	337	50.00	Abengoa Bioenergía, S.A.	—	(6)	—
C&B	Setúbal (Portugal)	5	50.00	Befesa Gestión de Residuos Industriales, S.L.	(*)	(7)	—
Cedisolar	Ourense (ES)	4,992	50.00	Rioglass Solar Holding, S.A.	—	(3)	—
Chennai Water Desalination Limited	Chennai (IN)	5,700	25.00	Abengoa Water S.L.U.	—	(4)	—
Coaben SA de CV	Mexico D.F. (MX)	1	50.00	Abengoa México S.A. de CV/Instalaciones Inabensa, S.A.	—	(1)	B
Cogeneración Motril, S.A.	Seville (ES)	1,403	39.00	Soc. Inver. En Ener. y Medioambiente, S.A.	—	(5)	—
Concecutex SA de C.V.	Toluca (MX)	7,122	50.00	Inabensa, S.A./Abengoa México, S.A./Abengoa, S.A.	—	(5)	D
Concesionaria Costa del Sol S.A.	Málaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Consorcio Teyma M&C	Montevideo (UY)	11	48.00	Abengoa Chile, S.A.	(*)	(1)	—
Ecología Canaria, S.A.	Las Palmas (ES)	68	45.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Evacuación Valdecaballeros	Madrid (ES)	1,060	39.96	Solaben Electricidad Uno, Dos y Seis S.A.	—	(3)	—
Evacuación Villanueva del Rey, S.L.	Seville (ES)	2	33.00	Helioenergy Electricidad Uno, Dos y Tres, S.A.	—	(3)	—
Explotaciones Varias, S.A.	Seville (ES)	1,907	50.00	Abengoa, S.A.	—	(1)	—
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1,727	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Geida Tlemcen, S.L.	Madrid (ES)	13,789	50.00	Abengoa Water S.L.U.	—	(4)	—
Green Visión Holding BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	—	(1)	—
Helioenergy Electricidad Dos, S.A.	Seville (ES)	28,503	50.00	Écija Solar Inversiones, S.A.	—	(3)	A
Helioenergy Electricidad Uno, S.A.	Seville (ES)	32,562	50.00	Écija Solar Inversiones, S.A.	—	(3)	A
Huepil de Electricidad, S.L.	Santiago (CL)	11,036	20.00	Inversiones Eléctricas Transam Chile Limitada	—	(2)	A
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	—	(5)	A
Inversiones Eléctricas Transam Chile Limitada.	Santiago (CL)	5,032	20.00	Abengoa Chile, S.A.	—	(2)	A
Italgest Abengoa Solar, S.r.l	Rome (IT)	15	50.00	Abengoa Solar, S.A.	—	(3)	—
Micronet Porous Fibers ; s.L.	Vizcaya (ES)	1,950	50.00	Abengoa Water S.L.U.	—	(7)	—
Myah Bahr Honaine, S.P.A.	Argel (DZ)	19,039	51.00	Geida Tlemcen, S.L.	—	(4)	—
Recytech SA	Fouquiéres (FR)	—	50.00	Befesa Steel Services GmbH	—	(7)	—
Redesur	Lima (PE)	4,097	23.75	Abengoa Perú, S.A.	—	(2)	—
Resurce, Resid. Urbanos de Ceuta, S.L.	Seville (ES)	2,030	50.00	Abengoa, S.A.	—	(1)	—
Rioglass Solar 2	Asturias (ES)	60	50.00	Rioglass Solar Holding, S.A.	—	(8)	A
Rioglass Solar Holding, S.A.	Asturias (ES)	500	50.00	Abengoa Solar, S.A.	—	(8)	A
Rioglass Solar Inc.	Delaware (US)	4,696	50.00	Rioglass Solar Holding, S.A.	—	(8)	A
Rioglass Solar, S.A	Asturias (ES)	6,906	50.00	Rioglass Solar Holding, S.A.	—	(8)	A
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico D.F. (MX)	1	50.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	A
Shams One Company LLC	Abu Dabi (AE)	14	20.00	Total Abengoa Solar Emirates Investment Company B.V.	—	(3)	—
Shams Power Company PJSC	Abu Dabi (AE)	167	20.00	Total Abengoa Solar Emirates Investment Company B.V.	—	(3)	—

Appendices

Appendix XVIII

Associated companies and Joint Ventures included in the 2011 consolidation perimeter using the participation method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
SRC Nanomaterials, S.A	Asturias (ES)	500	50.00	Rioglass Solar, S.A	(*)	(3)	—
STE-Sul Transmissora de Energía, Ltda.	R. de Janeiro (BR)	27,692	50.00	Abengoa Participaçoes Holding S.A.	—	(2)	A
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	50	50.00	Abengoa Solar Ventures, S.A.	—	(8)	D
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	105	50.00	Abengoa Solar Ventures, S.A.	—	(3)	D
TSMC Ing. Y Contrucción	Santiago (CL)	—	33.30	Abengoa Chile, S.A.	—	(1)	—

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling.

(8)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix XIX

Temporary joint ventures included in the 2011 consolidation perimeter using the proportional integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (See Page 4)	Auditor
Abener Befesa Cortes Pallas	Seville (ES)	—	20.00	Abener Energía, S.A.	—	(1)	—
Abener Befesa Sahechores	Seville (ES)	—	20.00	Abener Energía, S.A.	—	(1)	—
Abener Inabensa	Seville (ES)	—	70.00	Abener Energía, S.A.	—	(1)	—
Abener Inabensa Germany	Seville (ES)	—	70.00	Abener Energía, S.A.	—	(1)	—
Abener Inabensa NP Tabasco	Seville (ES)	—	70.00	Abener Energía, S.A.	—	(1)	A
Abener Inabensa Paises Bajos	Seville (ES)	—	70.00	Abener Energía, S.A.	—	(1)	—
Abener Nuevo Pemex Tabasco I	Seville (ES)	—	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Abener Teyma Biomasa Salamanca	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
Abener Teyma CRS 2	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
Abener Teyma CRS I	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
Abener Teyma Emirates I	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	A
Abener Teyma Helioenergy 2	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener Teyma Helioenergy I	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener Teyma Helios 2	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener Teyma Helios I	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener teyma Solaben 1	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
Abener teyma Solaben 3	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener teyma Solaben 6	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
Abener teyma Solaben ic	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener Teyma Solaben II	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener Teyma Solacor 2	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
Abener Teyma Solacor I	Seville (ES)	—	50.00	Abener Energía, S.A.	—	(1)	—
Abener-Inabensa Alemania	Seville (ES)	—	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Abener-Inabensa Francia	Seville (ES)	—	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Abener-Inabensa Paises Bajos	Seville (ES)	—	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Abensaih Construcción	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abensaih Guadalquivir	Seville (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abensaih Mantenimiento	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Acceso Avda. Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Adis Segovia Valdestrilla	Madrid (ES)	—	7.00	Instalaciones Inabensa, S.A.	—	(5)	—
Agencia Andaluza de Energía	Seville (ES)	6	35.00	Instalaciones Inabensa, S.A.	—	(5)	—
Aguas Salobres	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(5)	—
Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(5)	—
Almería	Almería (ES)	2	50.00	Abengoa Water S.L.U.	—	(4)	—
Amés Brión	La coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Aparcamiento L'Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	—	(5)	—
APCA Inabensa-Abengoa Lote 1	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A.	—	(5)	—
APCA Inabensa-Abengoa Lote 2	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A.	—	(5)	—
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Armilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Asimel	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(5)	—
Atabal	Málaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Avensaih Guadalete — Barbate	Seville (ES)	3	31.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Avinyó	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Baja California	Seville (ES)	—	20.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Bajo Almanzora	Almería (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Balsa del Rosario	Seville (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Báscara	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	(*)	(1)	—
Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
CAC Arequipa	Perú (PE)	7	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Cáceres	Cáceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Camas-Salteras	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	—	(5)	—
Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Canal Alguerri	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Carboneras	Almería (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
CARE Córdoba	Seville (ES)	12	25.00	Instalaciones Inabensa, S.A.	—	(5)	—
Cartagena	Murcia (ES)	1	37.50	Abengoa Water S.L.U.	—	(4)	—

Appendices

Appendix XIX

Temporary joint ventures included in the 2011 consolidation perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (See Page 4)	Auditor
Cartuja	Seville (ES)	—	30.00	Construcciones y Depuraciones, S.A.	(*)	(1)	—
CCAC Arequipa	Perú (PE)	3	25.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Centro I	Seville (ES)	—	25.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Centro Morelos	Seville (ES)	—	70.00	Abener Energía, S.A.	(*)	(1)	—
Chennai	India (IN)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Chennai	India (IN)	1	20.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Chennai	India (IN)	5	80.00	Abengoa Water S.L.U.	—	(4)	—
Chennai O&M	India (IN)	1	20.00	Construcciones y Depuraciones, S.A.	—	(1)	—
China Exhibition Center	Seville (ES)	6	34.50	Instalaciones Inabensa, S.A.	—	(5)	—
China Internacional	Madrid (ES)	2	34.50	Instalaciones Inabensa, S.A.	—	(5)	—
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Climatización Hosp Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Complejo Espacial	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Consorcio Abengoa Perú y Cosapi	Lima (PE)	—	50.00	Abengoa Perú, S.A.	(*)	(1)	—
Consorcio Constructor Alto Cayma	Lima (PE)	—	25.00	Abengoa Perú, S.A.	(*)	(1)	—
Consorcio La Gloria	Lima (PE)	—	49.00	Abengoa Perú, S.A.	(*)	(1)	—
Consorcio Pachacutec	Lima (PE)	—	50.00	Abengoa Perú, S.A.	(*)	(1)	—
Cortés Pallás	Valencia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
CPD Solares	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	—	(5)	—
Deca	Almería (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Depurbaix	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Edar — Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Edar Montemayor	Córdoba (ES)	—	50.00	Construcciones y Depuraciones, S.A.	(*)	(1)	—
Edificio ETEA	Zaragoza (ES)	—	40.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Edificio PICA	Seville (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
El Cerrillo	Córdoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Elantxobe	Guipuzcoa (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Electricación L-3	Barcelona (ES)	1	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(5)	—
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Emergencias Nat	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	(*)	(5)	—
Emvisesa Palacio Exposiciones	Seville (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(5)	—
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Energía Palmas Altas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Equipamiento Solar Caballería	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Erabil	Bizakaia (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Esclusa 42	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Espluga	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(5)	—
Ferial Badajoz	Madrid (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(5)	—
Fontsanta	Barcelona (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Fonz	Tarragona (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Fotovoltaica Expo	Huelva (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Gallur Castejon	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(5)	—
Guardería La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(5)	—
Guiamets	Tarragona (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
H. Campus de la Salud	Seville (ES)	2	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Hassi R'Mel Construction	Seville (ES)	—	70.00	Abener Energía, S.A.	—	(1)	—
Hassi R'Mel O&M	Argelia (AR)	—	70.00	Abener Energía, S.A.	—	(1)	—
Hassi?Mel Construcción	Seville (ES)	—	30.00	Abengoa Solar New Technologies, S.A.	—	(8)	—
Hidrosur	Almería (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Honnaine	Argelia (AR)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Honnaine	Argelia (AR)	2	50.00	Abengoa Water S.L.U.	—	(4)	—
Hospital Aranjuez	Madrid (ES)	30	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Hospital Costa del Sol	Málaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Huesna	Seville (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Inabensa Apca 1	Seville (ES)	—	50.00	Abengoa, S.A.	(*)	(1)	—
Inabensa Apca 1	Seville (ES)	—	50.00	Abengoa, S.A.	(*)	(1)	—

Appendices

Appendix XIX

Temporary joint ventures included in the 2011 consolidation perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (See Page 4)	Auditor
Inabensa Eucomsa Perú	Seville (ES)	2	30.00	Europea de Construcc. Metálicas, S.A.	—	(1); (8)	—
Inabensa-Intel	Madrid (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Inabensa-Jayton Catral	Elche (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Inabensa-Jayton la Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Inabensa-Jayton Villajoyosa	Elche (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	—	(5)	—
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Inelin	Madrid (ES)	6	48.50	Instalaciones Inabensa, S.A.	—	(5)	—
Inst. Hospital Costa del Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Instalaciones Hospital VQ	Seville (ES)	6	60.00	Instalaciones Inabensa, S.A.	—	(5)	—
Instalaciones Plataformas Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Intercambiador Mairena	Seville (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Itoiz	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Júcar Vinalopó	Alicante (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Kurkudi	Guipuzcoa (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
La Codosera	Cáceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Lav Buixalleu Salt	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Libia-Líneas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Lubet Cádiz	Cádiz (ES)	—	75.00	Construcciones y Depuraciones, S.A.	(*)	(1)	—
Mant. Valdeinfierno	Murcia (ES)	1	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Mantenimiento L-9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Mantenimiento Presas	Málaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Mantenimiento Valdeinfierno	Murcia (ES)	1	40.00	Construcciones y Depuraciones, S.A.	(*)	(1)	—
Marismas Construccion	Seville (ES)	11	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Marismas Construcción	Seville (ES)	1	10.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Metro Ligero de Granada	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	—	(5)	—
Minicentrales	Madrid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Minicentrales	Madrid (ES)	3	50.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Mobiliario La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(5)	—
Moraira	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Mundaka	Bilbao (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Nat Electricidad	Madrid (ES)	4	33.33	Instalaciones Inabensa, S.A.	—	(5)	—
Ojén Mijas	Málaga (ES)	—	70.00	Construcciones y Depuraciones, S.A.	(*)	(1)	—
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	—	(5)	—
Paneles	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Parque Aeronaútico	Seville (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(5)	—
Parque Soland	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Patrimonio	Seville (ES)	2	35.00	Instalaciones Inabensa, S.A.	—	(5)	—
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Perú	Seville (ES)	4	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Perú 2 (Chilca Montalbo)	Seville (ES)	5	80.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Pistas Deportivas la Nucia	Elche (ES)	1	45.00	Instalaciones Inabensa, S.A.	—	(5)	—
Poniente Almeriense	Almería (ES)	6	50.00	Befesa Gestión de residuos Industriales, S.L.	—	(7)	—
Puerto de Huelva	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Puerto de Huelva	Huelva (ES)	3	50.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Qingdao	China (CN)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Qingdao	China (CN)	1	20.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Ranilla	Seville (ES)	2	15.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Retortillo	Seville (ES)	4	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Retortillo	Seville (ES)	2	30.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Reus	Tarragona (ES)	4	65.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ribera	Valencia (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Riegos Marismas	Seville (ES)	6	99.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Rincón Vict	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—

Appendices

Appendix XIX

Temporary joint ventures included in the 2011 consolidation perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (See Page 4)	Auditor
Río Cunene	Angola (AN)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(5)	—
Sahechores	León (ES)	4	62.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sahechores	León (ES)	2	30.00	Abengoa Water S.L.U.	—	(4)	—
Saih Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sallent	Barcelona (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
San Juan del Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sant Adriá S/E	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Sant Celoni	Gerona (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sector Vilablareix	Barcelona (ES)	3	33.34	Instalaciones Inabensa, S.A.	—	(5)	—
Sede Universitaria	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(5)	—
Segriá Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	—	(5)	—
Semi Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	—	(5)	—
Sigmalac	Madrid (ES)	6	33.34	Instalaciones Inabensa, S.A.	—	(5)	—
Silfrasub.Ave Figueras	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(5)	—
Silvacat	Madrid (ES)	11	35.30	Instalaciones Inabensa, S.A.	—	(5)	—
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	—	(5)	—
Skikda	Argelia (AR)	1	25.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Skikda	Argelia (AR)	1	42.00	Abengoa Water S.L.U.	—	(4)	—
Skikda EPC	Argelia (AR)	1	42.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Skikda O&M	Argelia (AR)	1	25.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(5)	—
Sta. Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Subestación Blanes	Madrid (ES)	6	33.33	Instalaciones Inabensa, S.A.	—	(5)	—
Subestacion Libia Lineas	Madrid (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(5)	—
Suburbano Mexico	Seville (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(5)	D
Tablada	Seville (ES)	6	50.00	Abengoa Water S.L.U.	—	(4)	—
Teatinos	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Tenés	Argelia (AR)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Tenés EPC	Argelia (AR)	1	20.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Torre Isla Cartuja	Seville (ES)	12	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Tranvía de Jaén	Seville (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(5)	—
Usansolo	Vizcaya (ES)	—	50.00	Instalaciones Inabensa, S.A.	(*)	(5)	—
Ute Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water S.L.U.	—	(4)	—
Ute Selectiva Poniente	España (ES)	3	50.00	Abengoa Water S.L.U.	—	(4)	—
Ute Utrera	Seville (ES)	3	50.00	Abengoa Water S.L.U.	—	(4)	—
Valdeinfierno	Murcia (ES)	1	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Valdeinfierno	Murcia (ES)	1	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Vall Baixa	Lérida (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Vilagarcía	Pontevedra (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Villanueva	Cordoba (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Villarreal	Castellón (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Winterra-Inabensa C.S. San Paio	Compotela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Winterra-Inabensa E.V. Meixoeiro	Compotela (ES)	1	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Winterra-Inabensa Guardia Civil	Compotela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Winterra-Inabensa Monterroso	Compotela (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Winterra-Inabensa Muelle Trasatl	Compotela (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Winterra-Inabensa Sarriá	Compotela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(5)	—
Xerta-Xenia	Lérida (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Zonas Deportivas La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(5)	—

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

Appendices

Appendix XIX

Temporary joint ventures included in the 2011 consolidation perimeter using the proportional integration method (Continuation)

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling .

(8)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes).

Appendices

Appendix XX

Companies with electricity operations included in the 2011 consolidation perimeter

Company Name	Registered Address	Activity (*)	Comments
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	México D.F. (MX)	4	Construction phase
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	6	Construction phase
Abengoa Solar Australia Pty Limited	Melbourne (AU)	6	Construction phase
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (China)	1	Construction phase
Abengoa Solar India Private Limited	Maharashtra (IN)	5	Construction phase
Abengoa Solar Sicilia S.R.L.	Rome (IT)	5	Construction phase
Abengoa Solar South Africa	Pretoria (ZA)	5	Construction phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	9	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	9	Construction phase
Abenor, S.A.	Santiago (CL)	9	Operational
Almadén Solar, S.A.	Seville (ES)	6	Operational
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	1	Operational
Arao Enerxías Eólica, S.L	A Coruña (ES)	2	Construction phase
Araucana de Electricidad, S.A.	Santiago (CL)	9	Operational
Arizona Solar One, LLC	Colorado (US)	6	Operational
ATE Transsmisora de Energía, S.A.	R. de Janeiro (BR)	9	Operational
ATE II Transmissora de Energia, S.A.	R. de Janeiro (BR)	9	Operational
ATE III Transmissora de Energia, S.A.	R. de Janeiro (BR)	9	Operational
ATE IV Sao Mateus Transmissora de Energía, S.A.	R. de Janeiro (BR)	9	Operational
ATE V Londrina Transmissora de Energía, S.A.	R. de Janeiro (BR)	9	Operational
ATE VI Campos Novos Transmissora de Energía ,S.A	R. de Janeiro (BR)	9	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	9	Operational
ATE VIII Estação Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	5	Construction phase
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	5	Construction phase
ATE XV Transmissora de Energia S.A.	R. de Janeiro (BR)	5	Construction phase
Abengoa participaçoes Holding	R. de Janeiro (BR)	9	Construction phase
Abratey Construção Ltda.	R. de Janeiro (BR)	9	Operational
ATN 1, Abengoa Trasmisión Sur, S.A	Lima (PE)	9	Construction phase
Befesa Desulfuración, S.A.	Barakaldo (ES)	8	Operational
Befesa Plásticos, S.L.	Murcia (ES)	8	Operational
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	3	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	3	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 5, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 6, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 7, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 8, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 15,S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 17,S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	5	Operational

Appendices

Appendix XX

Companies with electricity operations included in the 2011 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Captasol Fotovoltaica 19, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 20, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 21, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 22, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 23, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 24, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 25, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 26, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 27, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 28, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 29, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 30, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 31, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 32, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 33, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 34, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 35, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 36, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 37, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 38, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 40, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 41, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 44, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 48, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 49, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 50, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 51, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 52, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 53, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 54, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 55, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 56, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 57, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 58, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 59, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 60, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 61, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 62, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 63, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 64, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 65, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 66, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 67, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 68, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 69, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 71, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 72, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 73,S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 74, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 75, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 76, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 77, S.L.	Seville (ES)	5	Construction phase
Captasol Fotovoltaica 78 S.L.	Seville (ES)	5	Construction phase

Appendices

Appendix XX

Companies with electricity operations included in the 2011 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Captasol Fotovoltaica 79 S.L.	Seville (ES)	5	Construction phase
Cogeneración Motril, S.A.	Seville (ES)	1	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Tres, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Cinco, S.A.	Paris (FR)	5	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Nueve, S.A	Seville (ES)	5	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	5	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	1	Operational
Cycon Solar, LTD.	Cyprus (GR)	6	Construction phase
Ecocarburantes Españoles , S.A.	Murcia (ES)	3	Operational
Enernova Ayamonte S.A.	Huelva (ES)	4	Operational
Evacuación Valdecaballeros, S.L.	Madrid (ES)	6	Construction phase
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	5	Operational
Freener-g, LLC	Minneapolis (US)	5	Operational
Harper Dry Lake Land Company LLC.	Victorville (US)	6	Construction phase
Helio Energy Electricidad Uno, S.A.	Seville (ES)	6	Operational
Helio Energy Electricidad Dos, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Tres, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Siete, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Diez, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Once, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Doce, S.A.	Seville (ES)	6	Construction phase
Helio Energy Electricidad Trece, S.A.	Seville (ES)	6	Construction phase
Helio energy Electricidad Veintiuno, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	6	Construction phase
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	6	Construction phase
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	6	Construction phase
Huepil de Electricidad, S.L.	Santiago (CL)	9	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	5	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña S.L.	Huesca (ES)	7	Operational
Iniciativas Hidroeléctricas, SA	Seville (ES)	7	Operational
Insolation 1, S.R.L.	Rome (IT)	5	Construction phase
Insolation 2, S.R.L.	Rome (IT)	5	Construction phase
Insolation 3, S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 4 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 5 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 6 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 7.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 9 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 10 S.R.L	Palermo (IT)	5	Construction phase

Appendices

Appendix XX

Companies with electricity operations included in the 2011 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Insolation Sic 11 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 12 S.R.L	Palermo (IT)	5	Construction phase
Insolation Sic 13 S.R.L	Rome (IT)	5	Construction phase
Insolation Sic 14 S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 15 S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 16 S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 17 S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 18 S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 19 S.R.L.	Rome (IT)	5	Construction phase
Insolation Sic 20 S.R.L.	Rome (IT)	5	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S. L.	Seville (ES)	5	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S. L.	Seville (ES)	5	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S. L.	Seville (ES)	5	Construction phase
Italgest Abengoa Solar, S.r.l	Rome (IT)	5	Construction phase
Kaxu CSP South Africa (Proprietary) Limited	Gauteng (ZA)	6	Construction phase
Khi CSP South Africa (Proprietary) Limited	Gauteng (ZA)	6	Construction phase
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	5	Operational
Las Cabezas Solar S.L.	Seville (ES)	5	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	5	Operational
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	9	Construction phase
Marismas PV A1, S.L.	Seville (ES)	5	Operational
Marismas PV A2, S.L.	Seville (ES)	5	Operational
Marismas PV A3, S.L.	Seville (ES)	5	Operational
Marismas PV A4, S.L.	Seville (ES)	5	Operational
Marismas PV A5, S.L.	Seville (ES)	5	Operational
Marismas PV A6, S.L.	Seville (ES)	5	Operational
Marismas PV A7, S.L.	Seville (ES)	5	Operational
Marismas PV A8, S.L.	Seville (ES)	5	Operational
Marismas PV A9, S.L.	Seville (ES)	5	Operational
Marismas PV A10, S.L.	Seville (ES)	5	Operational
Marismas PV A11, S.L.	Seville (ES)	5	Operational
Marismas PV A12, S.L.	Seville (ES)	5	Operational
Marismas PV A13, S.L.	Seville (ES)	5	Operational
Marismas PV A14, S.L.	Seville (ES)	5	Operational
Marismas PV A15, S.L.	Seville (ES)	5	Operational
Marismas PV A16, S.L.	Seville (ES)	5	Operational
Marismas PV A17, S.L.	Seville (ES)	5	Operational
Marismas PV A18, S.L.	Seville (ES)	5	Operational
Marismas PV B1, S.L.	Seville (ES)	5	Operational
Marismas PV B2, S.L.	Seville (ES)	5	Operational
Marismas PV B3, S.L.	Seville (ES)	5	Operational
Marismas PV B4, S.L.	Seville (ES)	5	Operational
Marismas PV B5, S.L.	Seville (ES)	5	Operational
Marismas PV B6, S.L.	Seville (ES)	5	Operational
Marismas PV B7, S.L.	Seville (ES)	5	Operational
Marismas PV B8, S.L.	Seville (ES)	5	Operational
Marismas PV B9, S.L.	Seville (ES)	5	Operational
Marismas PV B10, S.L.	Seville (ES)	5	Operational
Marismas PV B11, S.L.	Seville (ES)	5	Operational
Marismas PV B12, S.L.	Seville (ES)	5	Operational
Marismas PV B13, S.L.	Seville (ES)	5	Operational
Marismas PV B14, S.L.	Seville (ES)	5	Operational
Marismas PV B15, S.L.	Seville (ES)	5	Operational

Appendices

Appendix XX

Companies with electricity operations included in the 2011 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Marismas PV B16, S.L.	Seville (ES)	5	Operational
Marismas PV B17, S.L.	Seville (ES)	5	Operational
Marismas PV B18, S.L.	Seville (ES)	5	Operational
Marismas PV C1, S.L.	Seville (ES)	5	Operational
Marismas PV C2, S.L.	Seville (ES)	5	Operational
Marismas PV C3, S.L.	Seville (ES)	5	Operational
Marismas PV C4, S.L.	Seville (ES)	5	Operational
Marismas PV C4, S.L.	Seville (ES)	5	Operational
Marismas PV C5, S.L.	Seville (ES)	5	Operational
Marismas PV C6, S.L.	Seville (ES)	5	Operational
Marismas PV C7, S.L.	Seville (ES)	5	Operational
Marismas PV C8, S.L.	Seville (ES)	5	Operational
Marismas PV C9, S.L.	Seville (ES)	5	Operational
Marismas PV C10, S.L.	Seville (ES)	5	Operational
Marismas PV C11, S.L.	Seville (ES)	5	Operational
Marismas PV C12, S.L.	Seville (ES)	5	Operational
Marismas PV C13, S.L.	Seville (ES)	5	Operational
Marismas PV C14, S.L.	Seville (ES)	5	Operational
Marismas PV C15, S.L.	Seville (ES)	5	Operational
Marismas PV C16, S.L.	Seville (ES)	5	Operational
Marismas PV C17, S.L.	Seville (ES)	5	Operational
Marismas PV C18, S.L.	Seville (ES)	5	Operational
Marismas PV E1, S.L.	Seville (ES)	5	Operational
Marismas PV E2, S.L.	Seville (ES)	5	Operational
Marismas PV E3, S.L.	Seville (ES)	5	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	6	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	6	Construction phase
Mojave Solar LLC	Berkeley (US)	6	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	2	Construction phase
Palmucho, S.A.	Santiago (CL)	9	Operational
Puerto Real Cogeneración, S.A.	Seville (ES)	3	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	3	Operational
Rajathan Photon Energy	Maharashtra (IN)	6	Construction phase
Sanlucar Solar, S.A.(PS-10)	Seville (ES)	6	Operational
Shams Power Company PJSC	Abu Dabi	6	Construction phase
Solaben Electricidad Uno, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Dos, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Tres, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Seis, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Ocho S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Nueve S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Diez, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Once, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Doce, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Quince, S.A.	Badajoz (ES)	6	Construction phase
Solacor Electricidad Uno, S.A.	Seville (ES)	6	Construction phase
Solacor Electricidad Dos, S.A.	Seville (ES)	6	Construction phase
Solar de Receptores de Andalucía S.A.	Seville (ES)	5	Operational
Solar Nerva SLU	Huelva (ES)	5	Construction phase
Solar Power Plant One	Argel (DZ)	6	Operational
Solar Processes, S.A.(PS-20)	Seville (ES)	6	Operational
Solargate Electricidad Uno, S.A.	Seville (ES)	6	Construction phase
Solargate Electricidad Dos , S.A.	Seville (ES)	6	Construction phase

Appendices

Appendix XX

Companies with electricity operations included in the 2011 consolidation perimeter (Continuation)

Company Name	Registered Address	Activity (*)	Comments
Solargate Electricidad Tres, S.A.	Seville (ES)	6	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	6	Construction phase
Solargate Electricidad Cinco, S.A.	Seville (ES)	6	Construction phase
Solnova Electricidad, S.A.AZ-50	Seville (ES)	6	Operational
Solnova Electricidad Uno, S.A.	Seville (ES)	6	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	6	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	6	Operational
Solnova Electricidad Cuatro, S.A.	Seville (ES)	6	Operational
Solnova Electricidad Cinco, S.A.	Seville (ES)	6	Construction phase
Solnova Electricidad Seis, S.A.	Seville (ES)	6	Construction phase
Solúcar Andalucía FV1, S.A	Seville (ES)	5	Construction phase
Solúcar Andalucía FV2, S.A	Seville (ES)	5	Construction phase
Solúcar Castilla FV1, S.A	Seville (ES)	5	Construction phase
Solúcar Castilla FV2, S.A	Seville (ES)	5	Construction phase
Son Rivieren (Pty) Limited	Gauteng (ZA)	6	Construction phase
STE-Sul Transmissora de Energía, Ltda.	R. de Janeiro (BR)	9	Operational

(*)
Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997.

(1)
Production under Special Regime: Cogeneration. Primary energy type: Fuel.

(2)
Production under Special Regime: Wind. Primary energy type: Wind.

(3)
Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas.

(4)
Production under Special Regime: Cogeneration. Primary energy type: Natural gas.

(5)
Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light.

(6)
Production under Special Regime: Solar Termosolar. Primary energy type: Solar light.

(7)
Production under Special Regime: Hydraulic. Primary energy type: Water.

(8)
Production under Special Regime: Other. Primary energy type: Industrial waste (used oils).

(9)
Transport.

(10)
Electricity production: Based on hydrogen. Primary type of energy: Hydrogen.

Appendices

Appendix XXI

Companies taxed under the special regime for company groups at 12.31.11

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (ES)	Parent Company
Abeinsa Ingenieria y Construccion Industrial, S.A.	Seville (ES)	Abengoa, S.A./Siema
Abencor Suministros S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia, S.L.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Inversiones, S.L.	Seville (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A. ABNT	Seville (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cádiz (ES)	Ecoagrícola, S.A./Abengoa Bioenergía, S.A.
Abengoa Bioenergía, S.A.	Seville (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Finance	Seville (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A.
Abengoa Solar España, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar New Tecnologies, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar PV, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar S.A.	Seville (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S.A	Seville (ES)	Abengoa Solar, S.A.
Abentel Telecomunicaciones, S.A.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abener Inversiones, S. L.
Asa Iberoamérica, S.L.	Seville (ES)	Siema/Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía, S.A./Ecoagricola, S.A.
Bioeléctrica Jienense, S.A.	Seville (ES)	Abener Inversiones, S.L.
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía, S.A.
Captación Solar, S.A.	Seville (ES)	Abener Inversiones, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.

Appendices

Appendix XXI

Companies taxed under the special regime for company groups at 12.31.11 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 28, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 39, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 4, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 41, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 42, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 43, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 44, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 45, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 46, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 47, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 57, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 59, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 60, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 61, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 62, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 63, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 64, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 65, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 69, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 70, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar PV, S.A.
Captasol Fotovoltaica 71, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 75, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 76, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 78, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 79, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica51 S.L.	Seville (ES)	Abengoa Solar España, S.A.

Appendices

Appendix XXI

Companies taxed under the special regime for company groups at 12.31.11 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Carpio Solar Inversiones, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecúellar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Covisa, Cogeneración Villaricos, S.A.	Seville (ES)	Abener Inversiones, S.L.
Dimange Inversiones, S.L.	Madrid (ES)	Captasol Fotovoltaica 56, S.L./Captasol Fotovoltaica 55, S.L
Ecija Solar Inversiones, S.A	Seville (ES)	Abengoa Solar, S.A.
Ecoagricola, S.A.	Murcia (ES)	Abengoa Bioenergía, S.L./Ecocarburantes, S.A.
Ecocarburantes Españoles , S.A.	Murcia (ES)	Abengoa Bioenergía, S.A.
Enernova Ayamonte S.A.	Huelva (ES)	Abener Inversiones, S.L.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.(Sevilla PV)	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L
Helio Energy Electricidad Catorce S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Diecinueve S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Dieciocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Dieciseis, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Diecisiete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad DIez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Quince, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Seis, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Veinte, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veinticuatro, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L.
Hypesol Energy Holding , S.L.	Seville (ES)	Abengoa Solar España, S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Inabensa Seguridad, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

Appendices

Appendix XXI

Companies taxed under the special regime for company groups at 12.31.11 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Precosa, Puerto Real Cogeneración, S.A.	Cádiz (ES)	Abener Inversiones, S.L.
Sanlucar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Siema Investment, S.L.	Madrid (ES)	Siema Technologies, S.L

Appendices

Appendix XXI

Companies taxed under the special regime for company groups at 12.31.11 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema
Simosa I.T., S. A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Catorce, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Cinco, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Cuatro, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT,S.A.
Solaben Electricidad Diecinueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Dieciocho, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Dieciseis, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Diecisiete, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Diez, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Ocho, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Seis	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Siete, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Trece, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Uno	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Veinte, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solacor Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.(PS-20)	Seville (ES)	Abengoa Solar España, S.A.
Solargate Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Diez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Doce , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Dos , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Once , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Seis, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Uno , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad Diez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Seis , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Solar Inversiones, S.A	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV1, S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV2, S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.

Appendices

Appendix XXI

Companies taxed under the special regime for company groups at 12.31.11 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
Telvent Implantación de Sistemas S.L	Madrid (ES)	Simosa I.T., S.A.
Teyma Gestión de Contratos de Construcción e Ingeniería	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

Grupo Fiscal Befesa Número 13/05/B
Name	Tax Address	Shareholding
Proyectos de Inversiones Medioambientales, S.L.	Vizcaya (ES)	Parent Company
Alianza Medioambiental, S.L.	Vizcaya (ES)	Befesa Medio Ambiente, S.A.
Befesa Desulfuración, S.A.	Barakaldo (ES)	Alianza Medioambiental, S.L.
Befesa Medio Ambiente, S.A.	Vizcaya (ES)	Abengoa, S.A./Proyectos de Inversiones Medioambientales, S.L.
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Valorización de Azufre,S.L.U.	Vizcaya (ES)	Alianza Medioambiental, S.L.
Befesa Zinc Amorebieta, S.A.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Zinc Aser, S.A.	Vizcaya (ES)	Befesa Zinc, S.L.
Befesa Zinc Comercial, S. A.	Vizcaya (ES)	Befesa Zinc, S.L.
Befesa Zinc Sondika, S.A.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Zinc, S.L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	Befesa Medio Ambiente, S.A.

Grupo Fiscal Befesa Número 00109BSC
Name	Tax Address		Shareholding
Befesa Reciclaje de Residuos de Aluminio, S.L.	Vizcaya (ES	)	Parent Company
Befesa Aluminio, S.L.	Vizcaya (ES	)	Befesa Reciclaje de Residuos de Aluminio, S.L.

Appendices

Appendix XXII

Associated companies included in the consolidation perimeter using the participation method due to the application of new accounting standards

Company Name	Registered Address	Activity
Abencon, S.A. de C.V.	Mexico D.F. (MX)	(1)
Abener-Dragados Industrial-México, S.A. De C.V.	Mexico D.F. (MX)	(1)
Abengoa Bioenergy Biomass of Kansas, LLC.	Chesterfield (US)	(6)
Al Osais-Inabensa Co. Ltd	Dammam (SA)	(1)
Arizona Solar One, LLC.	Colorado (US)	(3)
ATE VIII Transmissora de Energía S.A.	R. de Janeiro (BR)	(2)
Carmona & Befesa Limpiezas Industriais, Ltda. (C&B)	Setúbal (PT)	(7)
Central Eólica Santo Antonio de Pádua S.A.	Sao Paulo (BR)	(5)
Central Eólica São Cristóvão S.A.	Sao Paulo (BR)	(5)
Central Eólica São Jorge S.A.	Sao Paulo (BR)	(5)
Coaben SA de C.V.	Mexico D.F. (MX)	(1)
Concecutex SA de C.V.	Toluca (MX)	(5)
Concesionaria Costa del Sol S.A.	Malaga (ES)	(5)
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico D.F. (MX)	(1)
Evacuación Villanueva del Rey, S.L.	Seville (ES)	(3)
Explotaciones Varias, S.A.	Seville (ES)	(1)
Geida Tlemcen, S.L.	Madrid (ES)	(4)
Gestión y Valorización Integral del Centro, S.L.	Madrid (ES)	(7)
Helioenergy Electricidad Dos, S.A.	Seville (ES)	(3)
Helioenergy Electricidad Uno, S.A.	Seville (ES)	(3)
Íbice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	(1)
Inapreu, S.A.	Barcelona (ES)	(5)
Iniciativas Hidroeléctricas, S.A. (IHSA)	Seville (ES)	(5)
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(3)
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	(3)
Ledincor S.A.	Montevideo (UY)	(1)
Lidelir S.A.	Montevideo (UY)	(1)
Micronet Porous Fibers, S.L.	Vizcaya (ES)	(7)
Mojave Solar, LLC.	Berkeley (US)	(3)
Myah Bahr Honaine, S.P.A.	Argel (DZ)	(4)
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	(1)
Recytech, S.A.	Fouquiéres (FR)	(7)
Resid. Urbanos de Ceuta, S.L. (Resurce)	Seville (ES)	(1)
Santos Energia Participaçoes S.A	Sao Paulo (BR)	(5)
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico D.F. (MX)	(1)
SRC Nanomaterials, S.A	Asturias (ES)	(3)
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	(8)
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	(3)

See note 2.1.b) to the Consolidated Condensed Interim Financial Statements for the six period ended June 30, 2013.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Recycling.

(8)
Operating segment activities area: Others.

Appendices

Appendix XXIII

Condensed Financial Statements of the parent company

Condensed statements of financial position of Abengoa, S.A.
– Amounts in thousands of euros –

	12/31/2013	12/31/2012	01/01/2012
Assets
Investment in affiliates	370,027	399,927	380,889
Loans to affiliates	8,773,808	7,517,605	5,419,723
Inventory	—	—	—
Trade receivables	5,436	6,906	5,787
Cash and cash equivalents	1,030,404	535,753	2,032,742
Other assets	233,582	266,690	322,607

Total assets	10,413,257	8,726,881	8,161,748

Liabilities and Equity
Borrowings	1,825,522	2,311,080	2,358,208
Notes and bonds	1,536,558	1,186,205	1,161,360
Intercompany liabilities	5,256,534	4,074,370	3,674,150
Other Liabilities	437,836	395,873	267,072

Total Liabilities	9,056,450	7,967,528	7,460,791

Common Stock	91,857	90,144	90,641
Accumulated gains (losses)—net	312,901	276,228	259,760
Assets held for sale	808	808	808
Cash flow hedges	(62,637)	(88,573)	(74,404)
Additional paid-in capital	903,377	388,752	388,752
Retained earnings	110,501	91,994	35,400
Total shareholders's equity	1,356,807	759,353	700,957

Total liabilities and equities	10,413,257	8,726,881	8,161,748

Appendices

Appendix XXIII

Condensed Financial Statements of the parent company (Continuation)

Condensed income statements of Abengoa, S.A.
– Amounts in thousands of euros –

	For the year eded
	12/31/2013	12/31/2012	12/31/2011
Income from
Services	859,969	664,254	496,558
Interest	18,978	15,935	33,619
Other revenues	3,813	4,643	7,734
Other financial income	927,898	334,514	240,329

Total income	1,810,658	1,019,346	778,240

Expenses
Raw materials	(12,649)	(13,186)	(10,661)
Employee benefit expenses	(26,153)	(30,023)	(28,430)
Other operating expenses	(35,061)	(28,723)	(34,020)
Provisions and amortization	(681)	(684)	(627)
Interest	(739,868)	(598,451)	(473,654)
Other financial expenses	(759,914)	(232,398)	(162,836)

Total expenses	(1,574,326)	(903,465)	(710,228)

Income before income taxes	236,332	115,881	68,012
Income tax benefits (expense)	(42,536)	(610)	3,162

Profit for the year	193,796	115,271	71,174

Appendices

Appendix XXIII

Condensed Financial Statements of the parent company (Continuation)

Condensed statements of other comprehensive income of Abengoa, S.A.
– Amounts in thousands of euros –

	For the year eded
	12/31/2013	12/31/2012	12/31/2011
Profit for the year	193,796	115,271	71,174
Fair Value of Available-for-Sale Financial Assets	—	—	—
Fair Value Cash-Flow Hedges	38,308	(12,321)	(19,122)
Currency Translation Differences	—	—	—
Tax Effect	(11,425)	3,764	5,804
Other Movements	—	—	—
Net Income/(Expenses) recognised directly in Equity	26,883	(8,557)	(13,318)
Fair Value of Available-for-Sale Financial Assets	—	—	—
Fair Value Cash-Flow Hedges	(1,031)	(7,695)	(10,096)
Tax Effect	309	2,308	3,029
Transfers to Income Statement	(722)	(5,387)	(7,067)
Other Comprehensive Income	219,957	101,327	50,789

Appendices

Appendix XXIII

Condensed Financial Statements of the parent company (Continuation)

Condensed cash flow statements of Abengoa, S.A.
– Amounts in thousands of euros –

	For the year eded
	12/31/2013	12/31/2012	12/31/2011
Cash Flow from operating activities	254,912	137,111	140.824
Cash Flow—investing activities
Decrease (increase) in investment and advance to affiliates	(1,257,363)	(2,118,333)	(1,606,878)
Net decrease (increase) in other assets	148,113	25,746	(164,357)
Cash used for investing activities	(1,109,250)	(2,092,587)	(1,771,235)
Cash Flow—financing activities
Net increases in borrowings and other liabilities	975,419	501,194	1,405,924
Dividend paid to shareowner	(37,446)	(36,632)	(18,094)
Other	411,016	(6,075)	252,130
Cash from financing activities	1,348,989	458,487	1,639,960
Increase (decrease) in cash and cash equivalents during the year	494,651	(1,496,989)	9.549
Cash and cash equivalent at the beginning of the year	535,753	2,032,742	2,023,193
Cash and cash equivalent at the end of the year	1,030,404	535,753	2,032,742

Appendices

Appendix XXIII

Condensed Financial Statements of the parent company (Continuation)

Notes to the Condensed Financial Statements

        Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) and 5-04-(c) of Regulation S-X, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, change in financial position, results of operations of a parent company, other comprehensive income statement and cash flow statement as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

Basis of Presentation.

a)
The presentation of the parent company stands alone condensed financial statement has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that, the Company records its investment in subsidiaries under the cost method of accounting and that financial income from credits to companies in the group are recorded under Income from services, given that the company is a holding and this type of service is part of its primary activity. Such investments are presented on the statements of financial position as "Investment in and advances to affiliates" at cost less any identified impairment loss.

b)
As of December 31, 2013 and 2012 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

c)
For years ended December 31, 2013, 2012 and 2011, cash dividends of €104,202 thousand, €104,205 thousand and €37,642 thousand were declared to the Company by its consolidated subsidiaries or associates, respectively.

Reconciliation IFRS—Abengoa

IFRS Profit/(Loss) Reconciliation	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Parent only—IFRS (loss) profit for the period	193,796	115,271	71,174
Additional profit/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(92,351)	(59,901)	302,971
Consolidated IFRS profit/(loss) for the period attributable to the parent company	101,445	55,370	374,145

Appendices

Appendix XXIII

Condensed Financial Statements of the parent company (Continuation)

IFRS Equity Reconciliation	As of December 31, 2013	As of December 31, 2012	As of January 1, 2012
Parent only—IFRS (loss) shareholders equity	1,356,807	759,353	700,957
Additional profit/(loss) if subsidiaries had been accounted for on the equity method of accounting as opposed to cost method	(35,953)	358,802	733,441
Consolidated IFRS shareholders equity	1,320,854	1,118,155	1,434,398