Form 20-F/A
period 2013-12-31
ABENGOA, S.A.
filed 2014-06-06
CIK 1161785

Use these links to rapidly review the document
ABENGOA, S.A. TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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
Campus Palmas Altas
C/ Energía Solar 1
41014, Seville, Spain
Tel: + 34 954 93 71 11
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class B Shares, par value €0.01 per share	NASDAQ Global Select Market
American Depositary Shares, each representing Five Class B Shares	NASDAQ Global Select Market

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

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

           If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Explanatory Note

        Abengoa, S.A. (the "Company," "Abengoa," "we," "us" or "our") is filing this Amendment No. 1 on Form 20-F/A (this "Amendment") to amend our Annual Report on Form 20-F for the year ended December 31, 2013, originally filed with the Securities and Exchange Commission (the "SEC") on March 19, 2014 (the "Original Filing"), to amend the table listing our Audit Committee members included in Item 6.C and to supplement the disclosure related to our home country corporate governance practices included in Item 16G.

        In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Items 6.C and 16G of the Original Filing are hereby amended and restated in their entirety. This Amendment does not amend or otherwise update any other information in the Original Filing other than the updating of: (i) the Exhibits to include updated Certifications of the Chief Executive Officer and Chief Financial Officer, and (ii) the Exhibit Index to disclose that certain exhibits that were filed with the Original Filing are incorporated by reference into this Amendment. This Amendment speaks as of the date of the Original Filing as amended by this Amendment and has not been updated to reflect events occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the SEC subsequent to the Original Filing.

ABENGOA, S.A.

 PART I.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Audit Committee

        The Audit Committee of Abengoa comprises the following five members plus the Secretary to the Audit Committee:

Name	Position
Mercedes Gracia Díez(1)	Chairman
José Joaquín Abaurre Llorente(2)	Member
José Borrell Fontellés(1)	Member
Ricardo Martínez Rico(3)	Member
Alicia Velarde Valiente(1)	Member
Miguel Ángel Jiménez-Velasco Mazarío	Secretary to the Audit Committee

(1)
Independent member of the Audit Committee.

(2)
Appointed by Inversión Corporativa IC, S.A.

(3)
Non-executive director.

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

 PART II.

ITEM 16G.    CORPORATE GOVERNANCE.

        We are a Spanish corporation and qualify as a foreign private issuer listed on the NASDAQ Global Select Market. Under NASDAQ's applicable corporate governance rules, foreign private issuers are permitted to follow home country corporate governance practices in certain circumstances in lieu of NASDAQ's corporate governance rules. We base our corporate governance procedures on the Conthe Code, published in May 2006. Publicly-listed Spanish companies are required by law to publish an Annual Report on Corporate Governance, which provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and other corporate governance information is available on our website at www.abengoa.com. None of the information contained on our website is incorporated in this annual report. Set forth below is a summary of the significant differences between the corporate governance practices we follow under Spanish law and those followed by NASDAQ-listed U.S. domestic issuers.

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

        Under NASDAQ's corporate governance rules, only independent directors may be members of the compensation committees of the boards of directors of U.S. domestic issuers. We have an Appointments and Remuneration Committee, which is our equivalent to a compensation committee. Under Spanish corporate governance codes, all of the members of a compensation committee of a publicly-listed Spanish company must be external directors and a majority of those directors must be independent. Our Appointments and Remuneration Committee bases its corporate governance procedures and functions on these published codes and is currently in compliance with their requirements, including those related to committee membership, executive compensation, and director nominations.

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

 PART III.

ITEM 19.    EXHIBITS.

        The following exhibits are filed as part of this report:

Exhibit No.	Description
1.1*	Memorandum and Articles of Association of Abengoa, S.A. (English translation)(1)
2.1*	Specimen certificate evidencing American Depositary Receipt(1)
4.1*	Form of Agreement between executives and Abengoa, S.A. for acquisition of shares of Abengoa, S.A.(1)
4.2*	2011 Extraordinary Variable Compensation Plan of Abengoa, S.A.(1)
4.3*	2013 Extraordinary Variable Compensation Plan of Abengoa, S.A.
4.4*	Registration Rights Agreement, dated as of November 4, 2011, between Abengoa, S.A. and FR Alfajor Holdings S.à. r.l.(1)
4.5*	Shareholders' Agreement between Abengoa, S.A. and Inversión Corporativa, I.C., S.A., dated as of August 27, 2012(1)
4.6*	Form of Deposit Agreement between Abengoa, S.A., the depositary, and all registered holders and beneficial owners of the American Depositary Shares(1)
4.7*	Form of Underwriting Agreement(2)
8.1*	Subsidiaries of Abengoa, S.A. (incorporated by reference to Appendix I to the Consolidated Financial Statements included with this annual report)
12.1**	Certification of Manuel Sánchez Ortega, Chief Executive Officer of Abengoa, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	Certification of Jesús García-Quilez Gómez, Chief Financial Officer of Abengoa, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*
Previously filed

**
Filed herewith

(1)
Incorporated by reference to the registrant's Registration Statement on Form F-1 (File No. 333-191575) filed on October 4, 2013.

(2)
Incorporated by reference to the registrant's Registration Statement on Form F-1/A (File No. 333-191575) filed on October 16, 2013

 SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.

Date: June 6, 2014

ABENGOA, S.A.
By:	/s/ MANUEL SÁNCHEZ ORTEGA
Name:	Manuel Sánchez Ortega
Title:	Chief Executive Officer

ABENGOA, S.A.
By:	/s/ JESÚS GARCÍA-QUILEZ GÓMEZ
Name:	Jesús García-Quilez Gómez
Title:	Chief Financial Officer