Form 20-F
period 2014-12-31
ABENGOA, S.A.
filed 2015-02-23
CIK 1161785

Use these links to rapidly review the document
TABLE OF CONTENTS1
TABLE OF CONTENTS 2
TABLE OF CONTENTS3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to .

Commission file number: 001-36125

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

None

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 755,526,080 Class B shares.

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

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

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

        This annual report includes forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this annual report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other comparable terminology.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments in the section entitled "Item 4.B—Business" for a more complete discussion of the factors that could affect us. Important risks, uncertainties and other factors that could cause these differences include, but are not limited to:

  •
  Failure to consummate a transaction with a third-party intended to facilitate transition to an asset-light business model;

  •
  Failure to reduce our shareholding in our publicly-traded affiliate;

  •
  Failure to complete the sale of certain concessional assets to our publicly-traded affiliate;

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

  •
  Changes to regulations, subsidies and incentives that support renewable energy sources;

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

  •
  Management of our economic, political and other risks inherent in operating in emerging markets;

  •
  Failure to comply with laws and regulations, including anti-bribery laws;

  •
  Inability to obtain new sites and expand existing ones;

  •
  Failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants;

  •
  Insufficient insurance coverage and increases in insurance cost;

  •
  Loss of senior management and key personnel; unauthorized use of our intellectual property and claims of infringement by us of others intellectual property and legal proceedings;

  •
  Our substantial indebtedness;

  •
  Our ability to generate cash to service our indebtedness changes in business strategy;

  •
  Adverse conditions in financial markets, including related to decisions on spending by the U.S. government; and

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

CURRENCY PRESENTATION AND DEFINITIONS

        In this annual report, all references to "euro" or "€" are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time, and all references to "U.S. Dollar", "US$" and "$" are to the lawful currency of the United States.

Definitions

        Unless otherwise specified or the context requires otherwise in this annual report:

  •
  references to "Abengoa," "Group," "we," "us", "the Company" and "our" refer to Abengoa, S.A., together with its subsidiaries unless the context otherwise requires;

  •
  references to "Consolidated Financial Statements" refer to the audited Consolidated Financial Statements of Abengoa and its subsidiaries as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein);

  •
  references to "backlog" refer principally to projects, operations and services for which we have signed contracts and in respect of which we have received non-binding commitments from customers or other operations within our Group, where the related revenues are not eliminated in consolidation. Commitments may be in the form of written contracts for specific projects, purchase orders, subscriptions or indications of the amount of time and materials we need to make available for customers' projects. Our backlog includes expected revenue based on engineering and design specifications that may not be final and could be revised over time, and also includes expected revenue for government and maintenance contracts that may not specify actual monetary amounts for the work to be performed. For these contracts, our backlog is based on an estimate of work to be performed, which is based on our knowledge of our customers' stated intentions or our historical experience. We do not include in backlog expected future sales from our concession activities, such as energy sales, transmission and water sales or commodity sales. Our definition of backlog may not necessarily be the same as that used by other companies engaged in activities similar to ours. As a result, the amount of our backlog may not be comparable to the backlog reported by such other companies;

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

  •
  references to "Concession-Type Infrastructure" or "Concession-Type Infrastructure activity" refer to the operation by us of assets under long-term arrangements, such as "take or pay" contracts, feed-in and ad hoc tariffs or power or water purchase agreements;

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

  •
  references to "January 2014 Plan" refer to the variable pay scheme for the senior management approved by the Board of Directors of Abengoa in January 2014;

  •
  references to "July 2014 Plan" refer to the variable pay scheme for the senior management approved by the Board of Directors of Abengoa in July 2014;

  •
  references to "Project Debt" (previously categorized as "Non-Recourse Debt") refer to liabilities related to certain of our projects and significant investments, including capital expenditures typically relating to concessions or fixed tariff take-or-pay agreements, primarily under loan agreements and related documents which require the loans to be repaid solely from the revenue of the project being financed thereby and provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. Project Debt also includes certain obligations guaranteed by Abengoa, S.A. or its subsidiaries (other than non-recourse subsidiaries) in favor of our project companies and categorized as "bridge loan" (previously categorized as "non-recourse debt in process"), whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) guarantee obligations in order to act as sponsors for the period prior to such project companies securing long-term project financing (typically periods of less than 2-3 years). Bridge loans will typically relate to bank financing arrangements, but may also include capital markets debt if such indebtedness is, or is expected to be, recorded as "project finance" in our consolidated annual accounts. Although our classification of bridge loans as Project Debt is in compliance with IFRS guidelines, we have discretion, within applicable IFRS guidelines, to reclassify this type of indebtedness. See Note 19 of our Consolidated Financial Statements for further details. See "Item 5—Liquidity and Capital Resources—Project Debt" for a full description;

  •
  references to "non-recourse subsidiaries" refer to our subsidiaries through which we engage in projects involving the design, construction, financing, operation and maintenance of large scale, complex operational assets or infrastructures, which are either owned by such subsidiaries or held under concession for a period of time. The projects undertaken by these non-recourse subsidiaries are initially financed through bridge loans and later by Project Debt. The assets and liabilities, results of operations, and cash flows of our non-recourse subsidiaries are consolidated in our Consolidated Financial Statements;

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

PRESENTATION OF FINANCIAL INFORMATION

        The selected financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is derived from, and qualified in its entirety by reference to our Consolidated Financial Statements, which are included elsewhere in this annual report, which are prepared in accordance with IFRS as issued by the IASB. The selected financial information as of December 31, 2012 and as of and for the years ended December 31, 2011 and 2010 is derived from, and qualified in its entirety by reference to our consolidated financial statements and related notes for the years ended December 31, 2012, 2011 and 2010.

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

        Since the beginning of 2014, our Engineering and Construction activity consists of one operating segment, Engineering and Construction. Previously, the Technology and other segment was also included in this activity. Since 2014, the Technology and other segment has been included in the Engineering and Construction operating segment, in accordance with IFRS 8, Operating Segments.

Geographic Reporting

        We report our results in accordance with the following six geographic regions:

  •
  Spain;

  •
  North America;

  •
  Europe (excluding Spain);

  •
  South America (excluding Brazil);

  •
  Brazil; and

  •
  Other (remaining overseas markets).

        During 2013 and 2012 we reported results from Mexico as part of South America (excluding Brazil) (formerly Latin America (excluding Brazil)). In the year ended December 31, 2014, in order to better reflect the geographical segmentation of our business we included results from Mexico in the North America segment (formerly the United States segment). The information by geographic areas for the years ended December 31, 2013 and 2012 has been presented according to the new geographic segmentation.

Partial Divestment of Abengoa Yield

        On June 18, 2014, we completed an initial public offering (the "Abengoa Yield IPO") of 28,577,500 ordinary shares of Abengoa Yield plc ("Abengoa Yield"), including the exercise in full of the underwriters' over-allotment option, at a price of $29.00 per share for total gross proceeds of $828.7 million (€611.0 million) before fees and expenses. Abengoa Yield is a dividend growth-oriented company formed by us that groups together renewable energy, conventional power, electric transmission lines and other contracted, revenue-generating assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As a result of a second transfer of assets announced on February 9, 2015, Abengoa Yield is now present in the water infrastructure segment, has expanded its geographic presence to the north of Africa and is expected to expand its geographic presence to the United Arab Emirates. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO and we reported that segment's results in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014.

        Immediately following the Abengoa Yield IPO, we held 64% of the ordinary share capital of Abengoa Yield. On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at

Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%.

        Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity.

        In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

Sale of Additional Assets to Abengoa Yield

        Our plan to accelerate the sale of assets to Abengoa Yield through a right of first offer ("ROFO") agreement started at the end of 2014 with our approval of a divestment plan that includes several companies owning concessional projects for water desalination plants in Algeria (Skikda and Honnaine), power transmission lines in Peru (ATN2) and thermo-solar plants in Abu Dhabi (Shams) and Spain (Helioenergy 1/2).

        On February 9, 2015, we announced our agreement entered into with Abengoa Yield for a second transfer of assets, including: ATN 2, a transmission power line in Peru (40% stake); Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake); rights of usufruct over Helioenergy 1/2, a 100-MW solar power asset in Spain (29.6% stake); and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 34.17% stakes, respectively) for total proceeds of approximately $142 million. The sale of Honaine and Skikda was closed on February 15, 2015, while the acquisition of the remaining assets is still pending. Regarding Honaine and Skikda, we have entered into a two-year call and put option agreement with Abengoa Yield under which they have put option rights to require us to purchase back these assets at the same price paid by them and we have call option rights to require them to sell back these assets if certain indemnities and guarantees provided by us reach a certain threshold. In addition, discussions between us and Abengoa Yield have already commenced regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This potential third acquisition falls within the $100 million call option agreement announced between us and Abengoa Yield in December 2014 at a 12% yield. The third dropdown divestment is expected to close by the end of the year.

        Given that as of December 31, 2014, the companies holding the above-mentioned companies were available for immediate sale and that we consider the sales to be highly probable, we classified the associated assets and liabilities as held for sale in the consolidated statement of financial position as of December 31, 2014. Until the closing of the respective sale transactions, the assets, other than Helioenergy 1/2, will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations.

Potential Disposition of Greenfield Projects to APW1

        On December 23, 2014, we entered into a letter agreement to negotiate exclusively with the energy infrastructure investor EIG Global Energy Partners ("EIG") until March 31, 2015 an investment by EIG-managed investment funds, alongside Abengoa, in a portfolio of greenfield projects currently owned by Abengoa, on the basis of the terms set forth in the term sheet attached to the letter agreement. On February 2, 2015, EIG confirmed to us in writing that its due diligence to date had not revealed facts or circumstances that would cause EIG not to recommend the proposed transaction for approval by the EIG investment committees overseeing investments by EIG-managed investment funds. On February 9, 2015, we announced that we and EIG were in an advanced stage of documentation and due diligence regarding the proposed transaction.

        As part of the transaction, Abengoa is expected to contribute to a newly formed company, Abengoa Projects Warehouse 1 ("APW1"), a portfolio of selected Abengoa projects under construction, including renewable and conventional power generation, power transmission and water management assets in different geographies including, among others, the United States, Mexico, Brazil and Chile. Based on the current status of the negotiations, the total investment in the projects expected to be contributed is approximately $9.2 billion once these projects are fully invested in the coming years, of which approximately $2.5 billion is expected to be equity. Of the total equity estimated to be committed, based on the current status of the negotiations, we expect that a majority stake (approximately 55%) in APW1 will be held by EIG, with the remainder held by Abengoa. Our current estimate of the total amount of EIG's investment, based on the current status of the negotiations, is approximately $1.4 billion over four years based on the projects expected to be contributed.

        Once APW1 is created and the initial projects contributed to the vehicle, EIG will make an initial payment to us of less than half of their total expected $1.4 billion contribution to purchase 55% of the equity that Abengoa has already invested in the projects that have been contributed to APW1. Abengoa is expecting to receive these cash proceeds before March 31, 2015. The remaining projects are expected to be contributed by us to APW1 over time. The remaining equity expected to be required in order to develop the entire portfolio of projects is expected to be contributed over a period of four years both by Abengoa and EIG pro-rata to their shareholding in APW1 following the construction schedule of the projects in the vehicle as they are contributed to the vehicle, which is expected to take several months.

        We expect that the definitive transaction agreements related to the investment by EIG will be entered into by March 31, 2015. Once we have entered into the definitive transaction agreements and the projects have been transferred to APW1, Abengoa will no longer have a controlling interest in these assets. Given that as of December 31, 2014, the companies expected to be transferred to APW1 are available for immediate sale and we consider the sale to be highly probable, we have classified the associated assets and liabilities as held for sale in the consolidated statement of financial position as of December 31, 2014. Until entry into definitive documentation and closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The expectations set forth herein regarding a potential transaction with EIG, the projects to be contributed and related investment amounts are based on the current status of negotiations with EIG and are subject to change as negotiation of definitive transaction agreements progresses, and any such change may be material. We cannot guarantee that we will be successful in consummating the transaction with EIG on the terms described above, on other terms acceptable to us, or at all.

Application of IFRS 10 and 11

        IFRS 10 and 11 came into effect on January 1, 2013 under IFRS as issued by the IASB and were initially applied in our interim consolidated financial statements as of and for the six months ended June 30, 2013 included in the final prospectus for our initial public offering in the United States as filed with the SEC on October 17, 2013. The main impacts of the application of the new standards relate to the de-consolidation of companies that do not fulfill the conditions of effective control during the construction phase, now recorded under the equity method, and to the elimination of the proportional consolidation of joint ventures, with the equity method being obligatory for recording our interest in the relevant entities. According to the terms and requirements established in IAS 8 'Accounting policies, changes in accounting estimates and errors', the above standards and amendments were retrospectively applied, recasting the comparative information presented for the year 2012. The above standards and amendments have already been applied in the Consolidated Financial statements as of and for the year ended December 31, 2012, presented in the final prospectus for our initial public offering in the United States. Financial information as of and for the years ended December, 31, 2011 and 2010 have not been recasted according to the transition guidance of IFRS 10. Consequently, the comparative information presented for the years 2011 and 2010 is not comparable with the more recent periods presented.

Befesa Sale

        On June 13, 2013, we entered into a share purchase agreement for the sale of 100% of our shares in our subsidiary Befesa (the "Befesa Sale") to funds advised by Triton Partners (the "Triton Funds"). After customary net debt adjustments and subject to certain other adjustments, total consideration to us amounted to €620 million which was comprised of €348 million total cash, of which a payment of €331 million was received at closing and deferred compensation of €17 million (including €15 million in escrow pending resolution of ongoing litigation and a €2 million long-term receivable from a Befesa customer), a €48 million subordinated vendor note with a five-year maturity and a €225 million (par value) subordinated convertible instrument with a 15-year maturity (subject to two five-year extensions) accruing interest of 6 month Euribor in effect at closing date plus a 6% spread and which, upon the occurrence of certain triggering events including, but not limited to, Befesa's failure to meet certain financial targets or the exit of the Triton Funds from Befesa, may be converted into approximately 14% of the shares of Befesa (subject to certain adjustments). The share purchase agreement contains a two-year non-compete provision concerning Befesa's activities. On February 4, 2015, we sold the €48 million subordinated vendor note to Triton Partners (see Note 7.3 to our Consolidated Financial Statements).

        On July 15, 2013, we received €331 million of cash proceeds corresponding to the price agreed for the shares and the sale of the transaction was closed. The gain on the sale amounted to €0.4 million and is included in "Results for the year from discontinued operations, net of taxes" in the Consolidated Income Statement.

        Taking into account the significance of the activities carried out between Befesa and Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading, "Profit (loss) for the year from discontinued operations, net of tax" in our Consolidated Financial Statements. Likewise, the consolidated income statements for the years ended December 31, 2013, 2012, 2011, and 2010 also include the results of Befesa under a single heading. The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

Sale of Brazilian Transmission Line Assets

        We sold, in two portions pursuant to three share purchase agreements, 100% of certain Brazilian transmission line assets to TAESA, an affiliate of Cemig.

        Over the course of 2011 and 2012, Abengoa Concessões Brasil Holding S.A. ("Abengoa Concessões") entered into the Cemig Sales with TAESA which comprised the following: (i) on June 2, 2011, we sold 50% of our interest in four project companies: STE—Sul Transmissora de Energia S.A. ("STE"), ATE Transmissora de Energia S.A. ("ATE"), ATE II Transmissora de Energia S.A. ("ATE II") and ATE III Transmissora de Energia S.A. ("ATE III"); (ii) also on June 2, 2011 we sold 100% of the share capital of NTE Nordeste Transmissora de Energia S.A. and; (iii) on March 16, 2012, we signed an additional share purchase agreement to sell our remaining 50% interest in project companies STE, ATE, ATE II and ATE III.

        On June 30, 2012, all the conditions necessary to close the transaction were fulfilled, and on July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from the Second Cemig Sale of €4.5 million is reflected in the "Other operating income" line item in our consolidated income statement for the year ended December 31, 2012. The Second Cemig Sale includes a post-closing adjustment mechanism similar to that described above relating to the First Cemig Sale, and no significant post-closing adjustment was required to be paid.

        In our consolidated income statement for the year ended December 31, 2012 included in the Consolidated Financial Statements, the profits and losses of the four project companies we contributed to UNISA (STE, ATE, ATE II and ATE III) are recorded under the equity method as a result of the retrospective application of IFRS 11 from January 1, 2012 until June 30, 2012, when the Second Cemig Sale closed.

Simplification of Engineering and Construction Activity

        Prior to 2014, our Engineering and Construction activity was comprised of two operating segments: Engineering and Construction, and Technology and Other. Beginning in 2014, we began including the Technology and Other segment with the Engineering and Construction segment in accordance with IFRS 8, Operating Segments. As a result, our Engineering and Construction activity is now comprised of a single operating segment, Engineering and Construction, and the information by activities for the years ended December 31, 2013 and 2012 has been presented according to the new segmentation.

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

        The following table sets forth the current principal projects that commenced operations during each of the years ended December 31, 2014, 2013 and 2012, including the quarter in which operations began.

Segment	Project	2012	2013	2014
Transmission	Manaus (Brazil)		1st quarter
	Norte Brazil (Brazil)			3rd quarter
Biofuels	Salamanca (Spain)—Waste to Biofuels plant		2nd quarter
	Hugoton (USA)			4th quarter
Water	Qingdao (China)(3)		1st quarter
	Tenes (Algeria)			4th quarter
Solar	Helioenergy 2 (Spain)(1)	1st quarter
	Helios 1 (Spain)	2nd quarter
	Helios 2 (Spain)	3rd quarter
	Shams (UAE)(1)		1st quarter
	Solaben 1-6 (Spain)		4th quarter
Abengoa Yield(2)	Solacor 1 (Spain)	1st quarter
(as discontinued operations)	Solacor 2 (Spain)	1st quarter
	Solaben 2 (Spain)	4th quarter
	Solaben 3 (Spain)	2nd quarter
	ACT (Mexico)		2nd quarter
	Solana (USA)		4th quarter
	ATS (Peru)			1st quarter
	Quadra 2 (Chile)			1st quarter
	Quadra 1 (Chile)			2nd quarter
	Palmatir (Uruguay)			2nd quarter
	Mojave (USA)			4th quarter
	Cadonal (Uruguay)			4th quarter

(1)
Assets announced to be transferred to Abengoa Yield.

(2)
As of December 31, 2014, we held 64% of the ordinary share capital of Abengoa Yield. On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%.

(3)
Sold in the last quarter of 2014.

Non-GAAP Financial Measures

        This annual report contains non-GAAP financial measures and ratios, including Consolidated EBITDA, Corporate EBITDA, Gross Corporate Debt, Net Corporate Debt and constant currency presentation, that are not required by, or presented in accordance with, IFRS as issued by the IASB.

  •
  Consolidated EBITDA is calculated as profit for the year, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net and depreciation, amortization and impairment charges of Abengoa, S.A. and its subsidiaries.

  •
  Corporate EBITDA is calculated as profit for the year from continuing operations, after adding back income tax expense/(benefit), share of (loss)/profits of associates, finance expense net, depreciation, amortization and impairment charges of Abengoa, S.A. and its subsidiaries less EBITDA from non-recourse activities net of eliminations.

  •
  Gross Corporate Debt consists of our (i) long-term debt (debt with a maturity of greater than one year) incurred with credit institutions, plus (ii) short-term debt (debt with a maturity of one year or less) incurred with credit institutions, plus (iii) notes, obligations, promissory notes, financial leases and any other such obligations or liabilities, the purpose of which is to provide finance and which generate a financial cost for us, plus (iv) obligations relating to guarantees of third-party obligations (other than intra-Group guarantees), but excluding any Project Debt.

  •
  Net Corporate Debt consists of Gross Corporate Debt, excluding obligations relating to guarantees of third parties (other than intragroup guarantees), less total cash and cash equivalents (excluding project cash and cash equivalents), and short-term financial investments at the end of each period (excluding project short-term financial investments).

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

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Consolidated EBITDA and Corporate EBITDA do not reflect any cash requirements that would be required for such replacements;

  •
  some of the exceptional items that we eliminate in calculating Consolidated EBITDA and Corporate EBITDA reflect cash payments that were made, or will be made in the future; and

  •
  the fact that other companies in our industry may calculate Consolidated EBITDA, Corporate EBITDA, Gross Corporate Debt and Net Corporate Debt differently than we do, which limits their usefulness as comparative measures.

        In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

PART I.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A. Selected Consolidated and Other Financial and Operating Data

        The following tables present selected consolidated financial and business level information for Abengoa, S.A. as of and for each of the years ended December 31, 2014, 2013, 2012, 2011 and 2010.

        The selected financial information as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 is derived from, and qualified in its entirety by reference to, our Consolidated Financial Statements and related notes, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. The selected financial information as of December 31, 2012 and as of and for the years ended December 31, 2011 and 2010 is derived from, and qualified in its entirety by reference to our consolidated financial statements and related notes for the years ended December 31, 2012, 2011 and 2010.

        The selected consolidated financial information as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 is not intended to be an indicator of our financial condition or results of operations in the future. You should review such selected consolidated financial information together with our Consolidated Financial Statements and notes thereto, included elsewhere in this annual report.

        The following tables should be read in conjunction with "Item 5.A—Operating Results", and our Consolidated Financial Statements and related notes included elsewhere in this annual report.

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)	2011(1)(3)(4)	2010(1)(3)(4)
	(€ in millions)
Consolidated Income Statement Data
Revenue	7,150.6	7,245.1	6,285.6	6,682.1	4,359.4
Changes in inventories of finished goods and work in progress	1.1	7.7	19.7	64.1	24.1
Other operating income	188.3	441.4	481.9	598.2	751.5
Raw materials and consumables used	(4,083.1)	(4,469.9)	(4,244.7)	(4,655.7)	(3,257.0)
Employee benefit expense	(871.9)	(755.4)	(708.0)	(609.6)	(507.6)
Depreciation, amortization and impairment charges	(474.9)	(516.4)	(406.3)	(226.3)	(228.7)
Other operating expenses	(976.9)	(1,201.5)	(907.6)	(917.3)	(661.4)

Operating profit	933.2	751.0	520.6	935.6	480.4

Finance income	62.1	67.0	87,5	105.3	79.4
Finance expense	(745.4)	(583.2)	(532.2)	(569.7)	(366.8)
Net exchange differences	5.0	(3.5)	(36.1)	(28.3)	(20.3)
Other financial income/(expense) net	(176.5)	(119.2)	(157.9)	(170.1)	(18.1)

Finance expense, net	(854.8)	(638.9)	(638.7)	(662.9)	(325.8)

Share of (loss)/profit of associates	7.0	(5.2)	17.9	4.0	8.5

Profit (loss) before income tax	85.4	106.9	(100.2)	276.7	163.1

Income tax benefit/(expense)	58.7	26.2	174.1	(2.2)	18.0

Profit for the year from continued operations	144.1	133.1	73.8	274.5	181.0

Profit (loss) for the year from discontinued operations, net of tax	(22.2)	(22.7)	20.2	121.0	82.3

Profit for the year	121.9	110.3	94.0	395.5	263.3

Profit attributable to non-controlling interest from continued operations	3.6	(7.7)	(38.2)	(18.6)	(53.5)
Profit attributable to non-controlling interest from discontinued operations	(0.2)	(1.2)	(0.4)	(2.8)	(2.7)

Profit for the year attributable to the parent company	125.3	101.4	55.4	374.1	207.2
Weighted average number of ordinary shares outstanding (thousands)(5)	835,371	595,905	538,063	466,634	452,348
Basic earnings per Share from continued operations (€ per share)	0.18	0.21	0.06	0.55	0.28
Basic earnings per Share from discontinued operations (€ per share)	(0.03)	(0.04)	0.04	0.25	0.18
Basic earnings per share attributable to the parent company (€ per share)	0.15	0.17	0.1	0.8	0.46
Weighted average number of ordinary shares outstanding (thousands)(5)	835,371	595,905	538,063	466,634	452,348
Warrants adjustments (average weighted number of shares outstanding since issue)(5)	20.039	19.995	20,021	3,340	—
Diluted earnings per Share from continued operations (€ per share)	0.17	0.20	0.06	0.55	n/a(* )
Diluted earnings per Share from discontinued operations (€ per share)	(0.02)	(0.04)	0.04	0.25	n/a(* )
Diluted earnings per share attributable to the parent company (€ per share)	0.15	0.16	0.10	0.8	n/a(* )
Dividend paid per share (€ per share)(6)	0.111	0.072	0.070	0.040	n/a(* )

*
Diluted earnings per share equals basic earnings per share for this period.

	As of December 31,
	2014(1)	2013	2012(2)	2011	2010
	(€ in millions)
Consolidated Statement of Financial Position Data
Non-current assets:
Intangible assets	1,568.4	842.1	1,556.7	1,290.5	1,793.5
Property, plant and equipment	1,287.3	1,273.6	1,431.6	1,502.9	1,640.3
Fixed assets in projects	6,188.4	9,914.3	7,786.0	7,782.5	5,744.8
Investments in associates carried under the equity method	311.3	835.7	920.1	51.3	48.6
Financial investments	686.5	761.2	479.8	405.3	437.8
Deferred tax Assets	1,503.6	1,281.1	1,148.3	939.7	885.7

Total non-current assets	11,545.4	14,908.0	13,322.6	11,972.2	10,550.6

Current assets:
Inventories	294.8	331.0	426.8	384.9	385.0
Clients and other receivables	2,156.9	1,870.0	2,271.3	1,806.3	2,141.4
Financial investments	1,048.6	925.8	900.0	1,013.9	913.6
Cash and cash equivalents	1,810.8	2,951.7	2,413.2	3,738.1	2,983.2
Assets held for sale (discontinued operations)	8,390.1	166.4	—	—	—

Total current assets	13,701.2	6,244.9	6,011.3	6,943.2	6,423.3

Total assets	25,246.6	21,152.8	19,333.9	18,915.4	16,973.9

Total equity	2,646.2	1,893.0	1,860.4	1,848.0	1,630.3
Non-current liabilities:
Long-term project debt	4,158.9	5,736.2	4,679.0	4,983.0	3,557.9
Long-term corporate financing	3,748.7	4,735.1	4,356.4	4,149.9	4,441.7
Other liabilities	851.5	1,348.1	1,067.4	1,028.2	952.2

Total non-current liabilities	8,759.1	11,819.4	10,102.8	10,161.1	8,951.8

Current liabilities:
Short-term project debt	799.2	584.8	577.8	407.1	492.1
Short-term corporate financing	1,576.7	919.3	590.4	918.8	719.9
Other liabilities	5,984.9	5,815.0	6,202.6	5,580.5	5,179.7
Liabilities held for sale (discontinued operations)	5,480.5	121.3	—	—	—

Total current liabilities	13,841.4	7,440.4	7,370.7	6,906.4	6,391.7

Total Liabilities	22,600.4	19,259.8	17,473.6	17,067.5	15,343.5

Consolidated Cash Flow Statements

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)	2011(1)(3)(4)	2010(1)(3)(4)
	(€ in millions)
Consolidated Cash Flow Statement Data
Gross cash flows from operating activities
Profit fot the period from continuing operations	144.1	133.1	73.8	274.5	181.0
Adjustments to reconcile consolidated after-tax profit to net cash generated by operating activities	1,038.6	797.7	679.4	543.3	339.0
Variations in working capital and other items	(1,164.1)	(218.3)	(165.9)	563.2	298.9

Total net cash flow generated by (used in) operating activities	18.6	712.5	587.3	1,381.0	818.9

Net cash flows from investment activities
Investments	(2,634.1)	(1,877.1)	(2,216.1)	(1,979.3)	(1,640.7)
Disposals	134.4	512.7	410.4	1,064.0	175.7

Total net cash flows used in investment activities	(2,499.7)	(1,364.4)	(1,805.7)	(915.3)	(1,465.0)

Net cash flows generated by finance activities	1,590.6	1,197.5	5.6	478.6	1,946.4

Net increase/(decrease) in cash and cash equivalents	(890.5)	545.6	(1,212.8)	944.3	1,300.3
Cash and cash equivalents at the beginning of the year	2,951.7	2,413.2	3,723.2	2,983.2	1,546.4
Discontinued operations/Assets held for sale	(281.7)	(112.1)	(31.3)	(193.0)	89.0
Currency translation difference on cash and cash equivalents	31.3	105.0	(66.0)	3.6	47.5

Cash and cash equivalents at the end of the year	1,810.8	2,951.7	2,413.2	3,738.1	2,983.2

Business and Geographic Activity Data

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)
	(€ in millions)
Consolidated Revenue by Activity
Engineering and Construction	4,514.5	4,831.7	3,789.2

Engineering and Construction	4,514.5	4,831.7	3,789.2
Concession-Type Infrastructure	499.4	384.3	358.2

Solar	335.2	258.7	259.8
Transmission	91.4	47.5	24.4
Water	40.8	40.2	20.7
Co-generation and other	32.0	38.0	53.2
Industrial Production	2,136.7	2,029.1	2,138.2

Biofuels	2,136.7	2,029.7	2,138.2

Total revenue	7,150.6	7,245.1	6,285.6

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)
	(€ in millions)
Consolidated Revenue by Geography
Spain	889.1	1,129.3	925.0
North America	2,253.6	2,670.4	2,569.3
Europe (excluding Spain)	892.9	863.3	877.8
Brazil	874.7	726.0	986.6
South America (excluding Brazil)	1,301.8	689.6	522.3
Other regions	938.5	1,166.5	404.6

Total revenue	7,150.6	7,245.1	6,285.6

Non-GAAP Financial Data

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)
	(€ in millions)
Consolidated EBITDA by Activity
Engineering and Construction	806.0	806.5	623.9

Engineering and Construction	806.0	806.5	623.9
Concession-Type Infrastructures	330.6	220.0	211.9

Solar	235.9	156.8	190.4
Transmission	64.3	27.7	6.9
Water	26.5	28.1	11.6
Co-generation and other	3.9	7.3	2.9
Industrial Production	271.4	240.9	91.1

Biofuels	271.4	240.9	91.1

Consolidated EBITDA(7)	1,408.0	1,267.4	926.9

        The following table sets forth a reconciliation of Consolidated EBITDA to our consolidated profit for the year:

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)
	(€ in millions)
Reconciliation of profit for the year to Consolidated EBITDA
Profit for the year	121.9	110.3	94.0
Profit (loss) for the year from discontinued operations, net of tax	22.2	22.7	(20.2)
Income tax expenses/(benefits)	(58.7)	(26.2)	(174.1)
Share of loss/(profit) of associated companies	(7.0)	5.2	(17.9)
Net finance expenses	854.8	638.9	638.7

Operating profit	933.2	751.0	520.6

Depreciation, amortization and impairment changes	474.9	516.4	406.3

Consolidated EBITDA(7)	1,408.0	1,267.4	926.9

        The following table sets forth a reconciliation of Consolidated EBITDA to our Net cash generated by operating activities:

	Year ended December 31,
	2014(1)	2013(1)(3)	2012(1)(2)(3)
	(€ in millions)
Reconciliation of Consolidated EBITDA to Net cash generated or used from operating activities
Consolidated EBITDA	1,408.0	1,267.4	926.9
(Profit)/loss from sale of subsidiaries and property, plant and equipment
Other cash finance costs and other	(225.3)	(336.5)	(173.7)
Variations in working capital	(523.6)	221.2	149.5
Income tax (paid)	8.6	(12.1)	(35.5)
Interests (paid)/received	(772.3)	(508.9)	(397.0)
Discontinued operations	123.2	81.5	117.0

Net cash generated or used from operating activities	18.6	712.5	587.3

(1)
On December 15, 2014, our Board of Directors approved a plan to further improve our financial structure through three main initiatives which contemplated the sale of certain companies, including Abengoa Yield. Given that as of December 31, 2014, those certain companies were available for immediate sale and we considered the sale to be highly probable, we have classified their associated assets and liabilities as held for sale in our annual consolidated financial statements as of December 31, 2014, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. Until the closing of the sale of those certain companies, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations. Furthermore, during June 2014, we completed the initial public offering of Abengoa Yield, which grouped assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO. Consequently, it has been reported as a separate segment in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014. Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity. In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014 and 2013 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

(2)
In the consolidated financial statements of Abengoa and its subsidiaries as of December 31, 2013, prepared in accordance with IFRS as issued by the IASB, the Group applied IFRS 10 and 11 that came into effect on January 1, 2013 under IFRS-IASB. According to the terms and requirements established in IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and to the specific transition guidance of the new standards, we recasted the financial information as of and for the year ended December 31, 2012 and the recasted financial information is included herein. Financial information for prior periods was not recasted therein or herein for IFRS 10 and 11 according to the transition guidance and consequently is not comparable with other periods presented. See "Presentation of Financial Information".

(3)
On July 15, 2013, we closed the sale of 100% of our shares in our subsidiary Befesa. On that date, we received €331 million of cash proceeds. Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation to in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading, "Profit (loss) for the year from discontinued operations, net of tax" in our Consolidated Financial Statements and under separate line items in the consolidated cash-flow statement for the year ended December 31, 2013. The consolidated income statement for the years ended December 31, 2012, 2011 and 2010 also includes the results of Befesa under a single heading. See "Presentation of Financial Information". The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

(4)
As of December 31, 2010 and during part of the year 2011, we held a 40% shareholding in Telvent GIT, S.A. ("Telvent"). Despite partially reducing our share ownership in Telvent during 2009, we remained the largest shareholder and our 40% shareholding, along with our control of certain treasury shares held by Telvent, permitted us to exercise de facto control over Telvent. Therefore Telvent's financial information was fully consolidated with our consolidated financial statements for the year ended December 31, 2010 and the period of 2011 in which we held control over Telvent. On June 1, 2011, we announced the sale of our investment in Telvent to Schneider Electric S.A. ("SE") and on September 5, 2011 the transaction was completed. As a result and taking into account the significance of Telvent to us, Telvent was treated as discontinued operations in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The results obtained from this sale are included under a single heading in the consolidated income statement and under separate line items in the consolidated cash flow statement for the year 2011 and the consolidated income statement for 2010 has been recasted to present Telvent as discontinued operations.

(5)
Number of shares considered in all periods is after the increase in Class B shares distributed for no consideration approved by the Extraordinary General Shareholders' Meeting on September 30, 2012 and considered effective on October 2, 2012, equivalent to a split of shares, as described in Note 18 to our Consolidated Financial Statements.

(6)
Dividends paid per share have been calculated considering the post-split number of shares, restating prior periods in order to be consistent with the earnings per share calculation. Dividends paid in 2014, 2013, 2012 (in April, July and April, respectively) were €0.111 per share in the aggregate (US$0.153), €0.072 per share in the aggregate (US$0.094) and €0.070 per share in the aggregate (US$0.088), respectively.

(7)
Consolidated EBITDA is calculated as profit for the year, after adding back income tax expense/(benefit), share of (loss)/profit of associates, finance expense net and depreciation, amortization and impairment charges of Abengoa, S.A. Consolidated EBITDA is not a measurement of performance under IFRS as issued by the IASB and you should not consider Consolidated EBITDA as an alternative to operating income or consolidated profits as a measure of our operating performance, cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Consolidated EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Consolidated EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Consolidated EBITDA may not be indicative of our historical operating results, nor are meant to be predictive of potential future results. See "Presentation of Financial Information—Non-GAAP Financial Measures."

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

        The average rate of the Noon Buying Rate means the average rates for the euro on the last day reported of each month during the relevant period.

        The Federal Reserve Bank of New York Noon Buying Rate of the euro on February 13, 2015 was $1.1408 per €1.00.

	U.S. Dollar per €1.00
	High	Low	Average	Period End
Year
2010	1.4536	1.1959	1.3218	1.3269
2011	1.4875	1.2926	1.4002	1.2973
2012	1.3463	1.2062	1.2909	1.3186
2013	1.3816	1.2774	1.3303	1.3779
2014	1.3927	1.2101	1.3297	1.2101
Month
August 2014	1.3436	1.3150	1.3315	1.3150
September 2014	1.3126	1.2628	1.2889	1.2628
October 2014	1.2812	1.2517	1.2677	1.2530
November 2014	1.2554	1.2394	1.2472	1.2438
December 2014	1.2504	1.2101	1.2329	1.2101
January 2015	1.2015	1.1279	1.1615	1.1290
February 2015 (through February 13, 2015	1.1462	1.1300	1.1373	1.1408

B. Capitalization and Indebtedness

        Not applicable.

C. Reasons for the Offer and Use of Proceeds

        Not applicable.

D. Risk Factors

        An investment in our securities involves significant risks. You should carefully consider the risks described below, together with all of the other information contained in this annual report, including our Consolidated Financial Statements and related notes included elsewhere in this annual report, before you decide to purchase our securities. The risks described below may not be the only risks we face. We have only described those risks that we currently consider to be material and there may be additional risks that we do not currently consider to be material or of which we are not currently aware. If any of these risks actually occurs, our business, prospects, financial condition or results of operations could be materially and adversely affected, the trading price and value of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Business and the Markets in Which We Operate

We may not be successful in consummating a transaction with EIG on the terms publicly disclosed or otherwise on the terms that are acceptable to us or at all, which would slow our progress toward implementing our plan to migrate to an asset-light business model

        On December 23, 2014, we entered into a letter agreement to negotiate exclusively EIG until March 31, 2015 an investment by EIG-managed investment funds, alongside Abengoa, in a portfolio of greenfield projects currently owned by Abengoa, on the basis of the terms set forth in the term sheet attached to the letter agreement. On February 2, 2015, EIG confirmed to us in writing that its due diligence to date had not revealed facts or circumstances that would cause EIG not to recommend the proposed transaction for approval by the EIG investment committees overseeing investments by EIG-managed investment funds. On

February 9, 2015, we announced that we and EIG were in an advanced stage of documentation and due diligence regarding the proposed transaction.

        As part of the transaction, Abengoa is expected to contribute to a newly formed company, Abengoa Projects Warehouse 1 ("APW1"), a portfolio of selected Abengoa projects under construction, including renewable and conventional power generation, power transmission and water management assets in different geographies including, among others, the United States, Mexico, Brazil and Chile. Based on the current status of the negotiations, the total investment in the projects expected to be contributed is approximately $9.2 billion once these projects are fully invested in the coming years, of which approximately $2.5 billion is expected to be equity. Of the total equity estimated to be committed, based on the current status of the negotiations, we expect that a majority stake (approximately 55%) in APW1 will be held by EIG, with the remainder held by Abengoa. Our current estimate of the total amount of EIG's investment, based on the current status of the negotiations, is approximately $1.4 billion over four years based on the projects expected to be contributed.

        Once APW1 is created and the initial projects contributed to the vehicle, EIG will make an initial payment to us of less than half of their total expected $1.4 billion contribution to purchase 55% of the equity that Abengoa has already invested in the projects that have been contributed to APW1. Abengoa is expecting to receive these cash proceeds before March 31, 2015. The remaining projects are expected to be contributed by us to APW1 over time. The remaining equity expected to be required in order to develop the entire portfolio of projects is expected to be contributed over a period of four years both by Abengoa and EIG pro-rata to their shareholding in APW1 following the construction schedule of the projects in the vehicle as they are contributed to the vehicle, which is expected to take several months.

        Consummation of the transaction with EIG is subject to a number of customary conditions precedent, including, among others:

  •
  completion of ongoing negotiation and execution of mutually satisfactory definitive transaction agreements as reflected in the December 23, 2014 term sheet;

  •
  absence of any material adverse change affecting the business, operations, properties, assets, liabilities or condition (financial or otherwise) of any material participant involved in the transaction or any of the projects to be contributed by Abengoa;

  •
  absence of any material adverse change in any country, financial market, commodities market, regulatory environment or other market material to the financing or operation of the projects to be contributed by Abengoa to APW1;

  •
  receipt of all necessary governmental consents and permits;

  •
  EIG's completion of the final stages of its due diligence investigation;

  •
  feasibility of financial closing for the projects to be contributed by Abengoa; and

  •
  final approval by EIG's Investment Committee.

        Assuming that we are successful in consummating the transaction with EIG, our ability to realize the strategic and financial benefits outlined in our February 9, 2015 market update will depend on a number of factors, including:

  •
  achievement by EIG of its target returns on its investment in APW1 and the projects initially acquired by APW1 from us;

  •
  availability of long-term project financing to refinance short-term bridge loans incurred during development of the projects and finance construction of the projects;

  •
  Abengoa entering into power purchase agreements and other offtake agreements on terms that enable APW1 to meet EIG's minimum return criteria;

  •
  Abengoa Yield's ability to raise financing to purchase any assets to be acquired from APW1 pursuant to the ROFO agreement to be entered into between APW1 and Abengoa Yield; and

  •
  once the projects initially contributed by Abengoa to APW1 have been sold, the availability of new projects in development that meet EIG's investment criteria for recycling equity.

        The expectations set forth herein regarding a potential transaction with EIG, the projects to be contributed and related investment amounts are based on the current status of negotiations with EIG and are subject to change as negotiation of definitive transaction agreements progresses, and any such change may be material.

        We cannot guarantee that we will be successful in consummating a transaction with EIG on the terms publicly disclosed or otherwise on the terms that are acceptable to us or at all, or that we will receive the cash proceeds from EIG's initial investment in APW1 before March 31, 2015. Nor can we guarantee that we will realize the strategic and financial benefits from the EIG transaction outlined in our February 9, 2015 market update. Our inability to successfully consummate such transaction or to realize such benefits would slow our progress toward implementing our plan to migrate to an asset-light business model, and would have a material adverse impact on our business, financial condition and results of operations.

We may not be able to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015

        On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%. In the Consolidated Financial Statements appearing elsewhere in this annual report, Abengoa Yield is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

        Our ability to carry out our plan to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015 is subject to a number of risks and uncertainties:

  •
  The lenders under those of our credit facilities that require lender consent to the disposition of assets may not provide their consent to the reduction of our shareholding in Abengoa Yield below 50% timely or on terms that are acceptable to us;

  •
  A reduction in our shareholding in Abengoa Yield below 50% may trigger a requirement for Abengoa Yield to seek waivers, authorizations or approvals from agencies, governments, financing providers, concession contract counterparties or other relevant contract counterparties that may not provide their consent to the reduction in a timely manner or on terms that are acceptable to Abengoa Yield or at all; and

  •
  If conditions in the equity capital markets generally are not favorable, we may not be able to sell at prices that are attractive an amount of our ordinary shares in Abengoa Yield sufficient to reduce our shareholding to below 50% by the end of the first half of 2015.

        We are currently seeking to obtain the necessary consents that will allow us to reduce our shareholding without triggering adverse consequences under the current financing agreements. We cannot guarantee that we will be successful in reducing our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015 or at prices that are favourable to us. Our inability to carry out our plan to reduce our shareholding in Abengoa Yield to below 50% during 2015 may require us to reclassify Abengoa Yield from discontinued operation to continuing operations, which may have a material adverse impact on our business, financial position and results of operations.

Difficult conditions in the global economy and in the global capital markets have caused, and may continue to cause, a sharp reduction in worldwide demand for our products and services, and negatively impact our access to the levels of financing necessary for the successful development of our existing and future projects and the successful refinancing of our corporate indebtedness

        Our results of operations have been, and continue to be, materially affected by conditions in the global economy and in the global capital markets. Concerns over inflation, energy costs, geopolitical issues, the availability and cost of credit, sovereign debt and the instability of the euro have contributed to increased volatility and diminished expectations for the economy and global capital markets going forward. These factors, combined with volatile oil prices, declining global business and consumer confidence and rising unemployment, have precipitated an economic slowdown and have led to a recession and weak economic growth in many of the markets in which we operate. The economic instability and uncertainty may affect the willingness of companies to make capital expenditures and investment in the markets in which we operate. These events and continuing disruptions in the global economy and in the global capital markets may, therefore, have a material adverse effect on our business, financial condition and results of operations. Moreover, even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility with certain factors, including consumer spending, business investment, government spending, the volatility and strength of capital markets, inflation affecting the business and economic environment and, ultimately, the volume and profitability of our business.

        Generalized or localized downturns or inflationary pressures in our key geographical areas could also have a material adverse effect on the performance of our business. A significant portion of our business activity is concentrated in Spain, Brazil and the United States, and we are significantly affected by the general economic conditions in these countries. Spain experienced negative economic conditions in the last years, including high unemployment and significant government debt which we believe could adversely affect our operations in the near future. General elections are expected in Spain by the end of 2015 that could bring changes similar to those that may result from the Greek elections in January 2015, which could in turn raise concerns over the economic outlook in Spain.

        We are a Spanish company and our share capital is denominated in euro. The effects on the European and global economy of any exit of one or more member states (each a "Member State") from the Eurozone, such as Greece, the dissolution of the euro and the possible redenomination of our share capital, financial instruments or other contractual obligations from euro into a different currency, or the perception that any of these events are imminent, are inherently difficult to predict and could give rise to operational disruptions or other risks of contagion to our business and have a material, adverse effect on our business, financial condition and results of operation. In addition, to the extent uncertainty regarding the European economic recovery continues to negatively impact government or regional budgets or demand for our environmental services, our business and results of operations could be materially adversely affected. Various European left-wing parties that question the EU's recent austerity policies are becoming more prominent, adding some political instability to the Eurozone. Moreover, many of our customers are continually seeking to implement measures aimed at greater cost savings. These and other factors could therefore result in our customers reducing their budgets for spending on our products and services.

        The global capital and credit markets have experienced periods of extreme volatility and disruption since the last half of 2008. Continued disruptions, uncertainty or volatility in the global capital and credit markets may limit our access to additional capital required to operate or grow our business, including our access to Project Debt which we use to fund many of our projects, even in cases where such capital has already been committed. Such market conditions may limit our ability to replace, in a timely manner or at all, maturing liabilities and access the capital necessary to grow our business, or replace financing previously committed for a project that ceases to be available to it. As a result, we may be forced to delay raising capital, issue shorter-term securities than we prefer, or bear a higher cost of capital which could decrease our profitability and significantly reduce our financial flexibility. In the event that we are required to replace previously committed financing to certain projects that subsequently becomes unavailable, we may have to postpone or cancel planned capital expenditures or construction projects.

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

        Poor economic conditions have affected, and continue to affect, government budgets and threaten the continuation of government subsidies such as regulated revenues, cash grants, U.S. federal income tax benefits and other similar subsidies that benefit our business, particularly with respect to renewable energy. Such conditions may also lead to adverse changes in laws. For example, in the United States, due to the failure of the U.S. Congress to enact a plan by February 28, 2013 to reduce the federal budget deficit by $1.2 trillion, $85 billion of automatic budget cuts (known as "sequestration") went into effect on March 1, 2013 reducing discretionary spending by all agencies of the federal government for the remainder of the federal fiscal year ending September 30, 2013. These cuts affected, among others, the U.S. Department of the Treasury's, or the U.S. Treasury, program providing for cash grants in lieu of investment tax credits ("ITCs"). The Bipartisan Budget Act of 2013 was approved in December 2013. This budget agreement replaces $63 billion in sequester cuts over two years split evenly between defense and non-defense programs. Both defense and non-defense programs received approximately $22.4 billion more in the government fiscal year ending September 30, 2014 than would otherwise have been allocated under the sequestration scenario. While this budget agreement provides some near-term relief, sequestration, reduction in government spending in lieu of sequestration and fiscal issues raised by negotiations over the federal debt ceiling remain a long-term concern. See "Item 4.B—Regulation—United States Regulations—Solar Regulation—Renewal Energy Tax Incentives in the United States—Section 1603 Treasury Grant Program."

        On December 16, 2014, President Obama signed into law the Consolidated and Further Continuing Appropriations Act of 2015 making appropriations for all federal departments and agencies, except for the Department of Homeland Security, through the end of the U.S. government fiscal year 2015 which runs through September 30, 2015. As such, federal discretionary spending levels and priorities are set through the end of fiscal year 2015. Nonetheless, there are several decision-making points during the remainder of the 2015 fiscal year in which tensions between President Obama and the new majority Republican Congress could jeopardize current year funding. For example, on March 15, 2016, the current agreement to allow the federal debt ceiling to rise to meet federal obligations will expire, and without a new agreement the federal government could face default. Furthermore, at the end of May 2015, funding for federal infrastructure programs through the highway trust fund will run out, causing a precipitous drop in construction projects nationwide absent an agreement on a reauthorization of these programs between Republican Congressional Leaders and the President. In addition, a number of states and municipal authorities are experiencing severe fiscal pressures as they seek to address mounting budget deficits. The reduction or elimination of such subsidies or adverse changes in law could have a material adverse effect on the profitability of our existing projects and the lack of availability of new projects undertaken in reliance on the continuation of such subsidies could adversely affect our growth plan.

The revenue from the wind, solar and biofuel projects that we undertake in our Concession-Type Infrastructure and Industrial Production activities, respectively, may be adversely affected if there is a decline in public acceptance and support of renewable energy

        Certain persons, associations and groups of people could oppose renewable energy projects, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increase and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, a wind farm, a solar power plant, or other infrastructure project, we are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association or group may oppose a project. Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that we carry out certain corrective measures to the proposed project.

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

        The production from our renewable energy facilities is the subject of various tax relief measures or tax incentives in the jurisdictions in which they operate. These tax relief and tax incentive measures play an important role in the profitability of our projects. In the future, it is possible that some or all of these tax incentives will be suspended, curtailed, not renewed or revoked. For example, our Mojave project is reliant on the ITC cash grant program to repay a significant portion of its external debt financing and the failure to receive anticipated funds, or any funds at all, pursuant to the ITC cash grant would have an adverse effect on our ability to receive distributions from our Mojave project. The occurrence of any of the above could adversely affect the profitability of our current plants and our ability to refinance projects, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to extensive governmental regulation in a number of different jurisdictions, and our inability to comply with existing regulations or requirements or changes in applicable regulations or requirements may have a negative impact on our business, results of operations or financial condition

        We are subject to extensive regulation of our business in the United States, Mexico, Spain, Peru, Brazil and in each of the other countries in which we operate. Such laws and regulations require licenses, permits and other approvals to be obtained in connection with the operations of our activities. This regulatory framework imposes significant actual, day-to-day compliance burdens, costs and risks on us. In particular, the power plants and transmission lines that we operate in our Concession-Type Infrastructure and Industrial Production activities are subject to strict international, national, state and local regulations relating to their development, construction and operation (including, among other things, land acquisition, leasing and use of land, and the corresponding building permits, landscape conservation, noise regulation, environmental protection and environmental permits and energy power transmission and distribution network congestion regulations). Non-compliance with such regulations could result in the revocation of permits, sanctions, fines or even criminal penalties. Compliance with regulatory requirements, which may in the future include increased exposure to capital markets regulations, may result in substantial costs to our operations that may not be recovered. In addition, we cannot predict the timing or form of any future regulatory or law enforcement initiatives. Changes in existing energy, environmental and administrative laws and regulations may materially and adversely affect our business, margins and investments. Our business may also be affected by additional taxes imposed on our activities, reduction of regulated tariffs and other cuts or measures. For example, in late 2012 and throughout 2013, the Spanish government established new taxes on electricity production, eliminated certain premiums previously payable on renewable power generation, reduced adjustments for changes in the consumer price index and took other measures, which materially adversely affected our thermo-solar electricity generation activity in Spain. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework" for further information.

        Further, similar changes in laws and regulations could increase the size and number of claims and damages asserted against us or subject us to enforcement actions, fines and even criminal penalties. In addition, changes in laws and regulations may, in certain cases, have retroactive effect and may cause our results of operations to be lower than expected. In particular, our activities in the energy sector are subject to regulations applicable to the economic regime of generation of electricity from renewable sources and to subsidies or public support for the production of biofuels from renewable energy sources, which vary by jurisdiction, and are subject to modifications that may be more restrictive or unfavorable to us.

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

        In Brazil, environmental liability applies to any individual or legal entity (whether public or private) that directly or indirectly causes, by action or omission, any damage to the environment. A sole fact may result in liability of three types (civil, administrative and criminal) independently or cumulatively. Brazilian courts may even pierce the corporate veil in circumstances where a company is found to evade an obligation to indemnify environmental damage. When the veil of the corporation is pierced, the shareholders, rather than Abengoa itself, may be personally liable to redress the damage.

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

New regulations related to "conflict minerals" may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers

        On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, the SEC adopted new requirements for listed companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. The term "conflict minerals" encompasses tantalum, tin, tungsten (and their ores) and gold. These requirements, which became applicable in May 2014, require companies to conduct due diligence and disclose whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. We have assessed whether conflict minerals are necessary to the functionality or production of any of our products or services. We could incur additional costs to comply with the disclosure requirements compared to previous periods, including costs related to determining the source of any of the relevant minerals and metals used in our products or services. So far, we have not detected conflict minerals and metals whose origin is the Democratic Republic of Congo or adjoining countries in the production of any of our products or services. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products or services through the due diligence procedures that we have implemented, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who could require that all of the components of our products are conflict mineral-free.

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

We may be subject to increased finance expenses if we do not effectively manage our exposure to interest rate and foreign currency exchange rate risks

        We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. Some of our indebtedness bears interest at variable rates, generally linked to market benchmarks such as EURIBOR and LIBOR. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt (see "Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Interest Rates"). In addition, we conduct our business and incur costs in the local currency of the countries in which we operate. As we continue expanding our business into existing markets such as North America and South America, and into new markets such as the Middle East, Africa, India, China and Australia, we expect that a large and increasing percentage of our revenue and cost of sales will be denominated in currencies other than our reporting currency, the euro. As a result, we will become subject to increasing currency translation risk, whereby changes in exchange rates between the euro and the other currencies in which we do business could result in foreign exchange losses.

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

The delivery of our products and services to our customers and our performance under our contracts with our customers may be adversely affected by problems related to our reliance on third-party contractors and suppliers

        Some of our contracts require services, equipment or software which we subcontract to subcontractors, and some of our key products and services use items from third-party suppliers. The delivery of products or services which are not in compliance with the requirements of the subcontract, or the late supply of products and services, can cause us to be in default under our contracts with our customers. To the extent we are not able to transfer all of the risk or be fully indemnified by third-party contractors and suppliers, we may be subject to a claim by our customers as a result of a problem caused by a third-party that could have a material adverse effect on our reputation, business, results of operations and financial condition.

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

        In addition, we have made significant investments in certain strategic development projects with third parties, including governmental entities and private entities. In certain cases, these projects are developed pursuant to joint venture agreements over which we only have partial or joint control. Investments in projects over which we have partial or joint control are subject to the risk that the other shareholders of the joint venture, who may have different business or investment strategies than us or with whom we may have a disagreement or dispute, may have the ability to block business, financial or management decisions, such as the decision to distribute dividends or appoint members of management, which may be crucial to the success of the project or our investment in the project, or otherwise implement initiatives which may be contrary to our interests. Our partners may be unable, or unwilling, to fulfill their obligations under the relevant joint venture agreements and shareholder agreements or may experience financial or other difficulties that may adversely impact our investment in a particular joint venture. In certain of our joint ventures, we may also be reliant on the particular expertise of our partners and, as a result, any failure to perform our obligations in a diligent manner could also adversely impact the joint venture. If, for example, we fail to complete our expected joint venture with EIG, it could adversely impact our ability to develop our current portfolio of projects. If any of the foregoing were to occur, our business, financial condition and results of operations could be materially and adversely affected.

Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and is, therefore, not a fully accurate indicator of our future revenue or earnings

        At December 31, 2014, our backlog was €7,953 million. Our backlog represents management's estimate of the amount of contract awards that we expect to result in future revenue. A project for which the related contract has been signed is included in the calculation of the project portfolio value. A signed contract represents a legally binding agreement, meaning a secure revenue source in the future. The sole exception is concentrated solar power ("CSP") plants for engineering, construction and construction ("EPC") projects, which are considered in the amount of our backlog despite not having a contract signed, as they have been granted a feed-in tariff. Furthermore, we do not include in backlog predicted sales from our concession activities, such as energy sales, power transmission and water sales or commodity sales, or our industrial production activities, such as biofuel sales. Our backlog does include expected revenue based on engineering and design specifications that may not be final and could be revised over time, and also includes expected revenue for government and maintenance contracts that may not specify actual monetary amounts for the work to be performed. For these contracts, our backlog is based on an estimate of work to be performed, which is based on our knowledge of our customers' stated intentions. See "Item 5.A—Operating Results—Factors Affecting Our Results of Operations—Backlog and Concessions" and "Item 4.B—Business Overview" for more information. Furthermore, our ability to execute our backlog is dependent on our ability to meet our operational and financing needs, and if we are unable to meet such needs, our ability to execute our backlog could be adversely affected, which could materially affect our business, financial condition and results of operations.

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

We have international operations, including in emerging markets, that could be subject to economic, social and political uncertainties

        We operate our activities in a range of international locations, including Africa, Australia, China, India, the Middle East, North America and South America (including Brazil), and expect to expand our operations into new locations in the future. Accordingly, we face a number of risks associated with operating in different countries that may have a material adverse impact on our business, financial condition and results of operations. These risks include, but are not limited to, adapting to the regulatory requirements of such countries, compliance with changes in laws and regulations applicable to foreign corporations, the uncertainty of judicial processes, and the absence, loss or non-renewal of favorable treaties, or similar agreements, with local authorities or political, social and economic instability, all of which can place disproportionate demands on our management, as well as significant demands on our operational and financial personnel and business. As a result, we can provide no assurance that our future international operations will remain successful.

        In addition, we conduct business in various emerging countries worldwide. Our activities in these countries involve a number of risks that are more prevalent than in developed markets, such as economic and governmental instability, the possibility of significant amendments to, or changes in, the application of governmental regulations, the nationalization and expropriation of private property, payment collection difficulties, social problems, substantial fluctuations in interest and exchange rates, changes in the tax framework or the unpredictability of enforcement of contractual provisions, currency control measures limits on the repatriation of funds and other unfavorable interventions or restrictions imposed by public authorities. For example, certain of our contracts in countries such as Peru or Mexico, are payable in local currency at the exchange rate of the payment date. In the event of a rapid devaluation or implementation of exchange or currency controls, we may not be able to exchange the local currency for the agreed dollar amount, which could affect our liquidity position. Governments in South American frequently intervene in the economies of their respective countries and occasionally make significant changes in policy and regulations. Governmental actions in certain South American countries to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. In addition, in recent years, political upheaval, civil unrest and, in some cases, regime change and armed conflict, have occurred in certain countries in the Middle East and Africa, including Egypt, Iraq, Syria, Libya and Tunisia. Such events have increased political instability and economic uncertainty in certain countries in the Middle East and Africa where we currently operate or may seek to operate. Although our activities in emerging markets are not concentrated in any specific country (other than Brazil), the occurrence of one or more of these risks in a country or region in which we operate could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

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

Our growth may be limited by our inability to obtain new sites and expand existing ones

        Our ability to maintain our competitive position and meet our growth objectives for our operations and, in particular, our Industrial Production activity and Co-generation and other segment of our Concession-Type Infrastructure activity depend on our ability to upgrade existing sites or acquire or lease additional sites in strategically located areas. Our ability to obtain new sites and expand existing sites is limited by regulation and geographic considerations. Government restrictions, including environmental, public health and technical restrictions, limit where our facilities and plants can be located. The process of obtaining planning permission and licenses or permits to build, operate or expand our facilities and plants involve extended hearings and compliance with planning, environmental and other regulatory requirements. We may not be successful in obtaining the planning permissions, licenses or permits we require or such planning permissions, license or permits may contain onerous terms and conditions, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, objections from the public are capable of delaying, and even preventing, the proposed construction of a new or expanded facility or plant and the operation of a facility or plant. As a result, we may not be able to obtain extra site capacity where it is required. In some instances, it is also necessary for us to negotiate separate agreements with local authorities and third parties, such as landowners, who can make demands for additional obligations.

        Our solar power plants can only be constructed in locations with suitable weather conditions, sufficient levels of solar radiation, access to water and suitable topographic features. Accordingly, the number of feasible sites available for solar power plants is limited in many countries, including Spain and the United States, particularly as growth in the number of installed solar plants can restrict the number of sites available for additional plants. Recent growth in the number of solar energy operators has increased competition for available sites. Moreover, although we undertake extensive studies before investing in the development of any particular site, the sites we choose to develop might not perform to our expectations. If these constraints on the establishment of solar power plants were to intensify, or if the sites we ultimately choose to develop do not perform as expected, this could have a material adverse effect on our business, financial condition and results of operations.

The construction projects in our Engineering and Construction activity and the facilities we operate in our Concession-Type Infrastructure and Industrial Production activities are inherently dangerous workplaces at which hazardous materials are handled. If we fail to maintain safe work environments or cause any damage, we can be exposed to significant financial losses, as well as civil and criminal liabilities

        The construction projects we undertake in our Engineering and Construction activity and the facilities we operate in our Concession-Type Infrastructure and Industrial Production activity often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, manufacturing or industrial processes, heat or liquids stored under pressure and highly regulated materials. On most projects and at most facilities, we are responsible for safety and, accordingly, must implement safe practices and safety procedures. If we fail to design and implement such practices and procedures or if the practices and procedures we implement are ineffective, our employees and others may become injured and our and others property may become damaged. Unsafe work sites also have the potential to increase employee turnover, increase the cost of a project to our customers or the operation of a facility, and raise our operating costs. Any of the foregoing could result in financial losses, which could have a material adverse impact on our business, financial condition and results of operations.

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

Our business may be adversely affected by catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of our plants, facilities and construction sites

        If one or more of our plants, facilities or construction sites were to be subject in the future to fire, flood or a natural disaster, adverse weather conditions, terrorism, power loss or other catastrophe, or if unexpected geological or other adverse physical conditions were to develop at any of our plants, facilities or construction sites, we may not be able to carry out our business activities at that location or such operations could be significantly reduced. This could result in lost revenue at these sites during the period of disruption and costly remediation, which could have a material adverse effect on our business, financial condition and results of operations. In addition, despite security measures taken by us, it is possible that our sites relating to our Concession-Type Infrastructure and Industrial Production activities or other sites, could be affected by criminal or terrorist acts. Any such acts could have a material adverse effect on our business, financial condition and results of operations.

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

We are subject to litigation and other legal proceedings

        We are subject to the risk of legal claims and proceedings and regulatory enforcement actions in the ordinary course of our business and otherwise. For example, in November 2014, Abengoa and its Board of Directors, along with the CNMV and our auditors, Deloitte S.L., were named as defendants in a criminal action filed on behalf of a private party (named Partido de Perjudicados por las Preferentes) with the Juzgado Central de Instrucción of the Audiencia Nacional, the investigating arm of the criminal court. The complaint alleges that we misrepresented the amount of our corporate financing in our financial statements and violated various provisions of the Spanish criminal code. To date, we have not been notified by the investigating judge whether it intends to bring any criminal charges against any of the defendants. The results of legal and regulatory proceedings cannot be predicted with certainty. We cannot guarantee that the results of current or future legal or regulatory proceedings or actions will not materially harm our business, financial condition and results of operations nor can we guarantee that we will not incur losses in connection with current or future legal or regulatory proceedings or actions that exceed any provisions we may have set aside in respect of such proceedings or actions or that exceed any available insurance coverage, which may have a material adverse effect on our business, financial condition or results of operations. We are currently subject to various claims, proceedings, actions and investigations, including relating to possible anti-competitive practices, which could have a material adverse effect on our business, financial condition and results of operations. See "Item 8.A—Legal Proceedings."

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

        For more information about the application of IFRIC 12, see "Item 5.—A. Operating Results—Critical Accounting Policies and Estimates—Revenue from construction contracts" and Note 2.5 to our Consolidated Financial Statements.

Market perceptions concerning the instability of the euro, the potential re-introduction of individual currencies within the Eurozone, or the potential dissolution of the euro entirely, could adversely affect our business or financial position

        As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the "EFSF") and the European Financial Stability Mechanism (the "EFSM") to provide funding to Eurozone countries in financial difficulties that seek such support. Throughout 2011, the EFSF and EFSM undertook a series of interventions to provide direct financing or other credit support to European governments. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries after June 2013. In July 2011, the European Council agreed to enlarge the EFSF capital guarantee from €440 billion to €780 billion, a decision which was ratified by all relevant national legislatures in October 2011. In October 2011, the European Council agreed to increase the ability of the EFSF to intervene in sovereign debt markets by granting it the ability to offer insurance to third parties purchasing Eurozone sovereign debt. Throughout 2012, certain Eurozone states announced austerity programs and other cost cutting initiatives, and the EFSF was permitted to further expand its powers to provide direct loans to certain Eurozone financial institutions, including certain such institutions in Spain. Further, the ECB indicated its willingness to take further actions to support the euro if necessary. In January 2015, the ECB unveiled quantitative easing measures expected to last until September 2016, which are intended to boost the Eurozone's flagging economy and to ward off the specter of deflation. These measures and indications helped, or are expected to help, stabilize the euro through the end of 2012, 2013, 2014 and 2015. There can be no assurance that the recent market disruptions in Europe related to sovereign debt will not reoccur, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize any affected countries and markets in Europe or elsewhere.

        Uncertainty persists regarding the debt burden of certain Eurozone countries and regional governments and the solvency of certain European financial institutions and their respective ability to meet future financial obligations. The protracted adverse market conditions have created doubts as to the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual Member States. These and other concerns could lead to the re-introduction of individual currencies in one or more Member States, such as Greece in light of elections held there in January 2015 and recent debt negotiations with its various European creditors, or, in more extreme circumstances, the possible dissolution of the euro entirely. Should the euro dissolve entirely, the legal and contractual consequences for holders of euro denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect our business or our financial position, as a significant principal amount of our outstanding debt securities is denominated in euro.

The recoverability of our deferred tax assets depends on our future taxable income, which depends on management estimates that are uncertain

        Our management assesses the recoverability of deferred tax assets on the basis of estimates of future taxable profit. These estimates are derived from the projections included in our five- and ten-year strategic plans, which are prepared on a yearly basis and reviewed twice a year for the accuracy of the assumptions used. As of December 31, 2014, a significant portion of our deferred tax assets are tax credits, which include mostly tax loss carryforwards in Brazil, the United States, the Netherlands and Spain and tax credits relating to tax incentives principally generated in Spain from our investments in R&D&i and export activities, whose recoverability depends mostly on our capacity to generate future taxable income in such countries. Based on our current estimates we expect to generate sufficient future taxable income to achieve the realization of our current tax credits and tax loss carryforwards, supported by our historical trend of business performance. However, our current and deferred income taxes may be impacted by events and transactions arising in the normal course of business as well as by special non-recurring items. Changes in the assumptions and estimates made by management may result in the de-recognition of these deferred tax assets on our balance sheet if we consider that it is not probable that taxable profit will be available against which the deductible temporary difference can be utilized, with a corresponding charge to income tax expense in the consolidated income statement, although there would be no impact on cash flows.

Our actual operating results may differ significantly from the guidance for 2015 provided by our management in our February 9, 2015 update

        From time to time we release guidance in our quarterly earnings releases, quarterly earnings conference call, or otherwise, regarding our future performance that represent our management's estimates as of the date of release. We issued guidance in our February 9, 2015 market update concerning our projected revenues, EBITDA, corporate EBITDA, net income, certain leverage ratios and corporate free cash flow for 2015. This guidance, which includes forward-looking statements, is based on projections prepared by our management. Neither our independent registered public accountants nor any other independent expert or outside party compiles or examines the projections and, accordingly, no such person expresses any opinion or any other form of assurance with respect thereto.

        Projections are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release guidance is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports that may be published by analysts.

        Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. If the estimates of what management believes is realizable change significantly from the guidance expressed earlier in the year, our guidance for the year is adjusted as appropriate. For example, on November 12, 2014, we revised downward the €7.9–8.0 billion estimate of 2014 revenues that we provided on February 20, 2014 to €7.4–7.5 billion, while increasing our 2014 Corporate EBITDA guidance from €860–885 million to €885–900 million and reaffirming the remainder of our 2014 guidance. Actual results may vary from our guidance and the variations may be material. In light of the foregoing, investors are urged not to rely upon, or otherwise consider, our guidance in making an investment decision in respect of our Class A shares, Class B shares or ADSs. Any failure to successfully implement our operating strategy could result in the actual operating results being different from our guidance, and such differences may be adverse and material.

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

The performance of our Engineering and Construction activity is substantially dependent on the growth of our Concession-Type Infrastructure activity

        Our Engineering and Construction activity is our largest activity by revenue. A significant component of the revenue of our Engineering and Construction activity relates to works on owned assets and the construction of new infrastructure assets used in the Concession-Type Infrastructure activity, primarily power plants, power transmission lines and water infrastructure. As a result, revenue and profits from our Engineering and Construction activity are substantially dependent on global demand for new power plants, power transmission lines and water infrastructure, and the ability of our Concession-Type Infrastructure activity to win concession-type arrangements associated with such infrastructure. If we are unsuccessful in growing our Concession-Type Infrastructure activity and obtaining new concession-type arrangements, whether due to the reductions in capital expenditures we plan to make on owned assets over the next several years following significant expenditures in recent years, declines in global demand for new power plants, power transmission lines and water infrastructure or otherwise, revenue and profits from our Engineering and Construction activity will decline, which could materially adversely affect our business, results of operations and financial condition.

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

Risks Related to the Concession-Type Infrastructure Activity

We may not be able to complete the sale before the end of 2015 of a number of concessional assets already in operation as disclosed in our February 9, 2015 market update

        In our February 9, 2015 market update, we announced our intention to sell, to third-parties or to Abengoa Yield, our equity in certain concessionary assets already in operation before the end of 2015. These assets consist of the Solaben 1 and 6, Solnova 1, 3 and 4 and Helios 1 and 2 thermo-solar plants in Spain and five photovoltaic projects aggregating 12 MW, as well as other concessional assets. In that market update, we disclosed the cash proceeds that we expect to generate from such sales and the amount by which we expect to reduce our Project Debt as a result of those sales. In the Consolidated Financial Statements appearing elsewhere in this annual report, these assets are considered as assets held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

        Our ability to carry out our plan to sell these assets during 2015 is subject to a number of risks and uncertainties:

  •
  The governmental authorities that have granted the concessions or other relevant contractual counterparties may not provide their consent to the transfer of the concession or long-term power purchase agreement timely or on terms that are acceptable to us or the buyer of the asset;

  •
  The lenders under the project debt facilities associated with the assets to be sold may not provide their consent to the sale of those assets timely or on terms that are acceptable to us; and

  •
  Our investment partners in the project companies associated with the assets to be sold may not provide their consent to the sale of those assets timely or on terms that are acceptable to us.

        We cannot guarantee that we will be successful in selling all of the above-described operating concessional assets by the end of 2015 and at prices that are favourable to us or at all. Our inability to carry out our plan to sell all of these assets during 2015 may preclude us from continuing to classify any asset that is not sold as held for sale and require us to consolidate such asset and could lead us to reduce Project Debt by less than expected, which could have a material adverse impact on our consolidated financial position.

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

Revenue from our Concession-Type Infrastructure activity is significantly dependent on regulated tariffs or other long-term fixed rate arrangements that restrict our ability to increase revenue from these operations

        The revenue that we generate from our Concession-Type Infrastructure activity is significantly dependent on regulated tariffs or other long-term fixed rate arrangements. Under most of our concession agreements, a tariff structure is established in such agreements, and we have limited, or no possibility to independently raise tariffs beyond the established rates. Similarly, under a long-term power purchase agreement, we are required to deliver power at a fixed rate for the contract period, with limited escalation rights. In addition, we may be unable to adjust our tariffs or rates as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs during the construction phase and the operating phase of these projects, or any other variations in the conditions of specific jurisdictions in which our concession-type infrastructure projects are located, which may reduce our revenue. Moreover, in some cases, if we fail to comply with certain pre-established conditions, the government or customer (as applicable) may reduce the tariffs or rates payable to us. In addition, during the life of a concession, the relevant government authority may unilaterally impose additional restrictions on our tariff rates, subject to the regulatory frameworks applicable in each jurisdiction. Governments may also postpone annual tariff increases until a new tariff structure is approved without compensating us for lost revenue. Furthermore, changes in laws and regulations may, in certain cases, have retroactive effect and expose us to additional compliance costs or interfere with our existing financial and business planning. In the case that any one or more of these events occur, this could have a material adverse effect on our business, financial condition and results of operations.

Our Water segment depends significantly on public spending on infrastructure-related water projects and services, and reduced government spending could adversely affect our business, financial condition and results of operations

        During 2012, 2013 and 2014, the majority of the revenue from the Water segment of our Concession-Type Infrastructure activity was generated from contracts with governmental entities. Many of these public entities with which we do business are municipalities with limited budgets that are susceptible to annual fluctuations from year to year. The budgets of such municipalities are often dependent on the collection of local taxes or national government grants. As a result, resources that may be available to municipalities for infrastructure-related projects and services may become limited, with little or no notice. In addition, measures aimed at correcting the current economic environment have increased budget deficits of many of the national, regional and local governments and public administrations with which we do business, and no assurance can be given that funding for infrastructure-related projects and services will remain available at previous levels. Furthermore, the competition from competitors for publicly funded works has become increasingly intense, which may affect our margins in the future. Our dependence on public spending, coupled with increasing competition, may lead to reductions in our water concession revenue, which could have an adverse effect on our business, financial condition and results of operations.

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

Our solar projects will be negatively affected if there are adverse changes to national and international laws and policies that support renewable energy sources

        Recently, certain countries, such as the United States, a market that has become our principal market, have enacted policies of active support for renewable energy. These policies have included feed-in tariffs and renewable energy purchase obligations, mandatory quotas and/or portfolio standards imposed on utilities and certain tax incentives (such as the Investment Tax Credit ("ITC") in the United States). See "Item 4.B—Regulation."

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

        In the United States, the temporary 30% ITC for solar energy projects will expire on December 31, 2016 and thereafter will revert to a permanent 10% ITC. In order to qualify for the 30% ITC, an eligible project must be placed in service by the end of 2016. Efforts to change the qualification criteria to require instead the commencement of construction by the end of 2016 have been unsuccessful thus far. The U.S. loan guarantee program has approximately $4 billion left in funding for renewable energy projects, including solar power generation. It is unlikely that new spending authority will be added to this program, at least in the next two years. The U.S. Treasury's program providing for cash grants in lieu of an ITC has expired for new projects, but the pending awards are subject to an automatic budget cut, which in fiscal year 2014 is 7.3% of the grant award. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Decreases in government budgets, reductions in government subsidies and adverse changes in law may adversely affect our business and the development of existing and new projects."

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

Risks Related to Our Industrial Production Activity

The ability of our Industrial Production activity to operate at a profit is largely dependent on managing the spread between the prices of inputs (grain, sugarcane, natural gas and others) and outputs (ethanol, sugar, DGS and others), the prices of which are subject to significant volatility and uncertainty

        The results of the Biofuels segment of our Industrial Production activity are highly impacted by commodity prices, including the spread between the cost of inputs that we must purchase and the price of outputs that we sell. Prices and supplies are subject to, and determined by, market forces over which we have no control, such as weather, domestic and global demand, shortages, export prices, and various governmental policies in the United States, Europe, Brazil and around the world. As a result of price volatility for these commodities, the operating results of the Biofuels segment of our Industrial Production activity may fluctuate substantially. Increases in input or decreases in output prices may make it unprofitable to operate our plants. In the last quarter of 2011 and in 2012 and 2013, our Biofuels segment was adversely affected by rising raw materials costs of grains and sugar resulting from drought conditions in the United States and heavy rainfall in Brazil, respectively, as well as low gasoline demand that depressed ethanol prices. Currently, ethanol prices are under pressure in Europe due to low gasoline demand. No assurance can be given that we will be able to purchase corn and natural gas at, or near, favorable prices and that we will be able to sell ethanol, sugar or distillers grains at, or near, favorable prices. Consequently, our results of operations and financial position may be adversely affected by increases in the price of inputs or decreases in the price of outputs.

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

        Because flex-fuel vehicles allow consumers to choose between gasoline and ethanol at the fuel pump, ethanol prices are now becoming increasingly positively correlated to gasoline prices and, consequently, oil prices. We believe that the positive correlation between these products will increase over time. Accordingly, a decline in sugar prices will have an adverse effect on the financial performance of our ethanol and sugar businesses, and the current decline in oil prices may have a material adverse effect on our business, financial condition and results of operations. However, biofuels are not the only alternative fuel for the transportation sector currently under development in the market. Future demand for fuel will depend on the relative attractiveness of other technologies, such as electric vehicles, synthetic fuels and other fossil fuels such as methane or liquid petroleum gas. Certain of these technological initiatives receive public support from governments. If biofuels do not remain an attractive alternative fuel competitive with gasoline and other emerging technologies, such occurrence may have an adverse effect on our business, financial condition and results of operations.

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

Risks Related to Our Indebtedness

We operate with a high amount of indebtedness and we may incur significant additional debt

        Our operations are capital intensive and we operate with a significant amount of indebtedness, which, as of December 31, 2014, totaled €10,283.5 million, of which €5,325.4 million was Gross Corporate Debt and €4,958.1 million was Project Debt, approximately €1,946.4 million of which was bridge loans as described below. Additionally, we have additional corporate borrowing capacity of €386 million which we may incur without triggering a breach of our financial covenants. Our indebtedness may increase, from time to time, in the future for various reasons, including fluctuations in operating results, capital expenditures and potential acquisitions or joint ventures. In addition to our significant indebtedness, we had substantial off-balance sheet arrangements with third-party guarantors, which totaled €7,462.1 million as of December 31, 2014.

        Our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the assets and liabilities of Abengoa Yield are included under a single heading in our consolidated statement of financial position as of December 31, 2014. In addition, given that as of December 31, 2014, the companies expected to be transferred to APW1 are available for immediate sale and we consider the sale to be highly probable, we have classified the associated assets and liabilities as held for sale in the consolidated statement of financial position as of December 31, 2014 in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. In the event that we do not, before the end of 2015, reduce our shareholding in Abengoa Yield below 50% or consummate the sale to APW1 of the assets expected to be transferred to it, these assets and liabilities would be fully consolidated again, with corresponding increases in our indebtedness.

        Moreover, as a result of our implementation of the new accounting standards set forth in IFRS 10, which came into effect on January 1, 2012, for purposes of the Consolidated Financial Statements, we have de consolidated companies that do not fulfill the conditions of effective control of the interest during the construction phase in terms of decision making and have included them in our financial statements according to the equity method. However, it is expected that these projects will be fully consolidated again once they enter into operation and we gain control over them, with corresponding significant increases in our long term Project Debt, among others.

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

        If we were to fail to satisfy any of our debt service obligations or to breach any related financial or operating covenants, the holders of that debt could declare the full amount of the indebtedness to be immediately due and payable and could foreclose on any assets pledged as collateral. Further, certain of our financing arrangements contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements. Certain of such arrangements also contain cross-default provisions related to the financing arrangements of other sponsors unrelated to us. Such cross-default provisions could, therefore, magnify the effect of an individual default. As a result, any default under any indebtedness to which we or any such other party are a party could result in a substantial loss to us or could otherwise have a material adverse effect on our and our subsidiaries' ability to perform our and their respective obligations in respect of any of our debt obligations.

        Despite our significant current leverage, the terms of the indentures and other agreements governing our outstanding indebtedness will permit us and our subsidiaries, joint ventures and associates to incur substantial additional debt, including secured debt, in the future. Furthermore, the terms of our indebtedness and other agreements does not limit the amount of Project Debt we may issue including Project Debt in the form of bridge loans guaranteed by Abengoa, S.A. and/or its subsidiaries, as described below, and such Project Debt may be secured. If we incur additional debt, the related risks we now face could intensify.

        Of the €4,958.1 million of Project Debt that we had as of December 31, 2014, approximately €1,946.4 million were bridge loans, whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) guarantee obligations in order to act as sponsors for the period prior to project companies securing long-term project financing (typically periods of less than 2-3 years). In the event of default under these obligations, creditors would have recourse to Abengoa, S.A. and any subsidiary that had guaranteed such obligations. If we believe there is a risk of non-compliance with the debt repayment schedule of bridge loans, such financing would be reclassified on our consolidated statement of financial position as a type of recourse financing, depending upon the nature of the arrangement. See Note 19 to our Consolidated Financial Statements for further details.

        Furthermore, we rely to a significant extent on short-term financing lines to finance our working capital requirements. If these lines are withdrawn, reduced or otherwise not available to us, we could be required to seek other sources of financing which could involve incurring substantial additional debt, including secured debt, in the future, if available. We are also increasingly reliant on the Euro commercial paper market to manage our working capital requirements. If short-term financing or the Euro commercial paper market are not available to us, and we are not able to replace such sources of financing with other sources of financing on a timely basis, or at all, this would have a material adverse effect on our liquidity position.

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

        As a result of the investments we have made in our activities in the years ended December 31, 2014, 2013 and 2012, which totaled €2,883.3 million, €2,257.1 million and €2,731.5 million, respectively, in capital expenditures, we have generated a significant amount of negative cash outflows during each of those periods, and our liabilities at each respective period end have exceeded our tangible assets.

        Our ability to make payments on, and to refinance, our indebtedness and fund planned capital expenditures and R&D&i initiatives will depend on our ability to generate cash in the future. In addition, a substantial part of the Project Debt of our project companies is fully amortized over the term of such debt, and we rely on cash flows from such project companies to meet our payment obligations thereunder. Our cash flow, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs for at least twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations; that ongoing cost savings and operating improvements will be realized on schedule; that we will be able to maintain the same terms for our payments and collections and therefore maintain our negative working capital balance; or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs or to enable us to pursue our uncommitted capital expenditure plan (see "Item 5.B—Liquidity and Capital Resources"). We may need to refinance all, or a portion, of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms, or at all.

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

Existing and potential future defaults by subsidiaries, joint ventures or associates pursuant to Project Debt could adversely affect us

        We attempt to finance certain of our projects and significant investments, including capital expenditures typically relating to concessions or fixed tariff take-or-pay agreements, primarily under loan agreements and related documents which, except as noted below, require the loans to be repaid solely from the revenue of the project being financed thereby, and provide that the repayment of the loans (and interest thereon) is secured solely by the shares, physical assets, contracts and cash flow of that project company. This type of financing is usually referred to herein as "Project Debt", "bridge loans" or "project financing." As of December 31, 2014, we had €10,283.5 million outstanding indebtedness on a consolidated basis, of which €4,958.1 million was Project Debt of which approximately €1,946.4 million were bridge loans, whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) guarantee obligations in order to act as sponsors for the period prior to project companies securing long-term project financing (typically periods of less than 2-3 years). In the event of default under these obligations, creditors would have recourse to Abengoa, S.A. and any subsidiary that had guaranteed such obligations. If we determine there is a risk of non-compliance with the debt repayment schedule of bridge loans, such financing would be reclassified on the consolidated statement of financial position as a type of corporate finance, depending upon the nature of the arrangement. See Note 19 to our Consolidated Financial Statements for further details.

        While the lenders under the remainder of our Project Debt other than bridge loans do not have direct recourse to us or our subsidiaries (other than the project borrowers under those financings), defaults by the project borrowers under such financings can still have important consequences for us and our subsidiaries, including, without limitation:

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

Any future credit rating downgrade may impair our ability to obtain financing and may significantly increase our cost of indebtedness

        Credit ratings affect the cost and other terms upon which we are able to obtain financing (or refinancing). Rating agencies regularly evaluate us and their ratings of our default rate and existing capital markets debt are based on a number of factors, including the credit rating of the Kingdom of Spain, where we are incorporated. On April 26, 2012, Standard & Poor's Rating Services ("S&P") downgraded the debt of Spain from "A" to "BBB+", citing concerns related to the negative economic growth and the capital adequacy of certain Spanish financial institutions. This was followed by rating downgrades by Fitch Ratings, Inc. ("Fitch") on November 1, 2013, which lowered Spain's rating from "A" to "BBB" with a stable outlook, and Moody's Investors Service, Inc. ("Moody's") on June 13, 2012, which likewise lowered Spain's rating from "A3" to "Baa3." Moody's upgraded its rating to "Baa2" on February 24, 2014, with a positive outlook. Fitch subsequently raised its rating to "BBB+". S&P announced on October 10, 2012 that it had further lowered its long-term sovereign credit rating of the Kingdom of Spain to "BBB-" from "BBB+" and the short-term sovereign credit rating to A-3 from A-2, with a negative outlook on the long-term rating; the outlook was changed to stable on November 29, 2013.

        Partially as a result of the downgrade of Spain, where we are incorporated, on July 17, 2012, Moody's downgraded our corporate family and probability of default ratings from "Ba3" to "B1" with a stable outlook. Concurrently, Moody's downgraded the rating on certain of our existing high- yield notes from "Ba3" to "B1." On November 30, 2012 Moody's changed to negative from stable the outlook on the B1 rating of our corporate family and such high-yield notes and downgraded them on March 20, 2013 from B1 to B2 with a stable outlook. On December 27, 2012, S&P changed the perspective of the B+ rating from stable to watch negative of our corporate family and such high yield notes and S&P downgraded them on April 3, 2013 to "B" with negative outlook.

        On March 19, 2014, S&P reaffirmed our corporate family probability of default ratings of "B" but with a positive outlook and on February 10, 2015, S&P reaffirmed the rating of the corporate family and of our high-yield notes. On October 21, 2014, Fitch reaffirmed our corporate family rating and probability of default rating from "B+" but with a negative outlook. In addition, Moody´s has maintained its 'B2' rating with a stable outlook during 2014, reaffirming it on November 24, 2014.

        Any future downgrade of the Kingdom of Spain, our corporate family or of our outstanding nonconvertible debt securities may impede our ability to obtain financing on commercially acceptable terms, or on any terms at all, significantly increase our cost of borrowing or interfere with our ability to implement our corporate strategy. There can be no assurance that further credit ratings downgrades, either of Spain or our Group, will not occur. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

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

Because Inversión Corporativa IC, S.A., as the direct and indirect holder of 58.815% of our Class A shares issued, controls the majority of the voting power of our outstanding share capital, other shareholders will be unable to affect the outcome of shareholder votes with respect to most events.

        Our Class A shares have 100 votes per share and our Class B shares have one vote per share. Inversión Corporativa IC, S.A. beneficially owns, either directly or indirectly through Finarpisa, S.A., 49,548,068 of our Class A shares and 219,841,737 of our Class B shares and 56.369% of the total combined voting power of our Class A shares and Class B shares outstanding as of December 31, 2014. In the event that all holders of Class A shares other than Inversión Corporativa IC, S.A. were to convert their Class A shares to Class B shares, Inversión Corporativa IC, S.A. would as of December 31, 2014 hold 88.514% of the total combined voting power of our aggregate issued and outstanding Class A and Class B shares (subject to its agreement entered into on August 27, 2012 with us not to exercise voting rights in excess of 55.93% of the voting power in the Company unless its economic rights in us exceed such amount). Accordingly, Inversión Corporativa IC, S.A. has and is expected to maintain the ability to determine the outcome of shareholder votes with respect to most events that may require shareholder approval, including:

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

        On September 30, 2012, the Extraordinary General Shareholders' Meeting approved a modification of our Bylaws to include certain minority protection rights for holders of Class B shares afforded by Spanish corporate laws to holders of shares representing specified percentages of a company's share capital, including among others the right to request the calling of an extraordinary general meeting of shareholders, to add items to the agenda of any ordinary general shareholders meeting and to challenge resolutions passed by the Board of Directors. Notwithstanding this, holders of Class B shares will not, in practice, be able to appoint directors by virtue of the proportional representation mechanism (representación proporcional), which is only available to holders of at least 5% of our share capital.

        For more information regarding the shareholdings of Inversión Corporativa IC, S.A., see "Item 7.A—Major Shareholders."

Our dual-class share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class B shares and ADSs may view as beneficial

        We have two classes of voting shares. Holders of Class A shares are entitled to 100 votes per share, while holders of Class B shares are entitled to one vote per share. Inversión Corporativa IC, S.A. beneficially owns, either directly or indirectly through Finarpisa, S.A., 49,548,068 of our Class A shares and 219,841,737 of our Class B shares and 56.369% of the total combined voting power of our Class A shares and Class B shares outstanding as of December 31, 2014 (subject to its agreement entered into on August 27, 2012 with us not to exercise voting rights in excess of 55.93% of the voting power in the Company unless its economic rights in us exceed such amount).

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

While our Class B shares and ADSs have similar economic rights to our Class A shares, they may trade at different prices from our Class A shares

        While our Class B shares have different voting rights from our Class A shares, the two classes of shares are similar in terms of the economic rights that attach to them. In particular, each Class B share grants its holder, among other things, the rights to receive the same dividend, the same payment on liquidation, the same restitution of contributions in the event of any capital reduction, the same distribution of reserves of any kind or of the issue premium and any other allocations as the Class A shares. Moreover, in the event of any capital increase, holders of the Class A shares and Class B shares are both entitled to pre-emptive subscription rights allowing them, upon exercise of such rights, to maintain their respective percentage ownership interest in the share capital of Abengoa.

        Despite having similar economic rights, however, the Class A shares and the Class B shares have traded in the past at different prices from each other. We cannot provide you with any assurance that the trading price of the Class B shares and ADSs will be correlated with the trading price of the Class A shares in the future.

Our ability to redeem the Class B shares upon the occurrence of certain tender offers for our voting shares may conflict with applicable restrictions under our debt instruments

        Under our Bylaws, in the event that a tender offer is made for the acquisition of all of our voting shares, following which the offeror, together with any persons acting in concert with the offeror, (i) directly or indirectly holds 30% or more of our voting rights (except where another person, individually or together with other persons acting in concert with it, already held a percentage of voting rights equal to or greater than that held by the offeror after such tender offer), or (ii) becoming the holder of a shareholding below 30%, appoints a number of directors to our Board of Directors that, either by themselves or collectively with those already appointed previously (as the case may be), constitute more than 50% of our Board of Directors, each holder of Class B shares shall be entitled to have all of its Class B shares redeemed by us in a manner in accordance with Spanish law except where the holders of Class B shares had the right to participate in such tender offer in the same manner and on the same terms and conditions and, in any event, for the same consideration, as the holders of Class A shares (each such event under clauses (i) and (ii) above, a "Redemption Event").

        The credit agreements, indentures and other debt instruments governing our existing indebtedness contain restrictions on our ability to repurchase or redeem our outstanding shares. We may be required by our Bylaws to redeem the Class B shares (including any Class A shares converted into Class B shares pursuant to the terms thereof) even in circumstances where such payment would contravene covenants in our indebtedness, which could result in an acceleration of the related indebtedness. In such circumstances, we may be unable to meet or refinance such payment obligations under conditions satisfactory to us or at all, in which case our business, results of operations and financial condition and the market price of our Class B shares and ADSs could be materially adversely affected.

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

        Individual shareholders who hold at least 3% of the capital stock of a Spanish company (including U.S. persons) have the right under Spanish law to bring lawsuits against our directors for breach of their duties on behalf of the company in which they are a shareholder, and on their own behalf against the company.

Future sales of the Class A shares, Class B shares and/or the ADSs and/or equity related securities in the public market could adversely affect the trading price of the Class A shares, Class B shares and the ADSs and our ability to raise funds in new stock offerings

        Future sales of substantial amounts of the Class A shares, Class B shares and/or the ADSs and/or equity related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our Class B shares and the ADSs and could impair our ability to raise capital through future offerings of equity or equity related securities. No prediction can be made as to the effect, if any, that future sales of the Class A shares, Class B shares and/or the ADSs or the availability of the Class A shares, Class B shares and/or the ADSs and/or equity related securities for future sale will have on the trading price of our Class B shares and the ADSs.

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

The trading market for securities such as the Class B shares and the ADSs may be volatile and may be adversely impacted by many events

        Market volatility may affect the price of our Class B shares and/or the ADSs. The market price of our Class B shares or the ADSs may be adversely affected if our public image or reputation were to be damaged as a result of adverse publicity, poor financial or operating performance, changes in financial condition or otherwise. For example, on November 13 and 14, 2014, our share and bond prices significantly declined following the release of our nine month results for the period ended September 30, 2014 and questions raised regarding our reporting of non-recourse debt and non-recourse debt in process, which adversely affected our working capital at the end of 2014 and led to our recategorization of non-recourse debt as "Project Debt" and our non-recourse finance in process as "bridge loans" in this annual report and in our Consolidated Financial Statements. Any perceived concerns regarding our financial reporting practices, or perceived or real financial or operating or other difficulties experienced by us would have an adverse effect on the price of our Class B shares or the ADSs or otherwise materially adversely affect our business, financial condition and results of operations.

        Additionally, the market for securities issued by issuers like us, such as the Class B shares and the ADSs, is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other European and other industrialized countries. There can be no assurance that events in Spain, Europe, the United States or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Class B shares or the ADSs or that economic and market conditions will not have any other adverse effect. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the Class B shares or the ADSs. Any trading by arbitrageurs could, in turn, affect the trading prices of the Class B shares or ADSs.

ITEM 4.    INFORMATION ON THE COMPANY

A. History and Development of the Company

        Abengoa was incorporated under the laws of the Kingdom of Spain in Seville on January 4, 1941 as a limited liability company (sociedad de responsabilidad limitada) and was subsequently changed to a limited company (sociedad anónima) on March 20, 1952. We were originally founded as Sociedad Abengoa, S.L. in Seville by Javier Benjumea Puigcerver and José Manuel Abaurre and devoted to the manufacturing of mono phase meters for measurement of electric currents. However, we changed course due to supply problems and, soon after, we began offering engineering consultancy services, carrying out technical studies and completing construction works within the energy sector. Our registered office and our headquarters are located at Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain. The telephone number for our headquarters is +34 954 93 71 11.

        Abengoa expanded throughout Spain in the 1950s and started its international expansion in the 1960s, first to South America, then to the United States and Canada, rest of Europe, Africa, Asia and other parts of the world. Today, Abengoa operates in more than 50 countries with offices and projects in more than 35 of them, with North America being its main location, accounting for 31.5% of total revenues during 2014, and Spain accounting for 12.4% of total revenues the same period. Abengoa is the parent company of the Group, which as of December 31, 2014 was made up of 653 companies, being the parent company itself, 607 subsidiaries, 17 associates and 28 joint ventures, in addition to certain companies of the Group being involved in 244 temporary joint ventures. Additionally, the Group has a number of shareholdings of less than 20% in various further entities.

        We currently conduct our traditional engineering and industrial construction business through our subsidiary Abeinsa Ingeniería y Construcción Industrial S.A.

        Until September 5, 2011, we conducted our information technology business through Telvent. We first entered this business when we acquired Sainco, a traffic automation company, in the late 1960s. As Sainco grew and broadened its spectrum of solutions and geographical reach, Abengoa decided to take the company public to finance its growth. As part of the reorganization undertaken prior to going public in 2004, the brand name of Telvent was adopted. In 2008, we acquired DTN Holding Company Inc., a leader in delivering real time business information to key decision makers in the agriculture, energy and environmental industries. As of December 31, 2009, 2010 and during part of the year 2011, we held a 40% shareholding in Telvent. On June 1, 2011, we announced the sale of our investment in Telvent to Schneider Electric S.A. and on September 5, 2011 the transaction was completed.

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

        On July 27, 2010, Abengoa Concessões Brasil Holding, S.A., a subsidiary in the Concession-Type Infrastructure segment, concluded an agreement with the company State Grid International to sell its 25% shareholding in the companies ETEE (Expansión Transmisora de Energía Eléctrica, S.A.) and ETIM (Expansión Transmissora Itumbiara Marimbondo), which are responsible for the concession of the 794 kilometers of transmission lines that joins the power stations of the city of Itumbiara, in Soiás, Brazil, and Marimbondo, in the state of Minas Gerais, Brazil.

        On June 2, 2011, Abengoa Concessões entered into an agreement with TAESA to sell 50% of its shareholding in a newly formed entity, named UNISA, to which Abengoa Concessões contributed 100% of its interests in four project companies that it controlled and that hold power transmission line concessions in Brazil. These four project companies are STE, ATE, ATE II and ATE III. In addition, on June 2, 2011, Abengoa Concessões and Abengoa Construção Brasil Ltda. entered into an agreement with TAESA to sell 100% of the share capital of NTE, another project company that holds a power transmission line concession in Brazil. We subsequently signed an agreement with TAESA on March 16, 2012 to sell our remaining 50% interest in UNISA, thereby completing the divestment of certain Brazilian transmission line concession assets (STE, ATE, ATE II and ATE III). See "Item 5.A—Operating Results—Factors Affecting the Comparability of our Results of Operations—Divestments and Business Combinations—Sale of Brazilian Transmission Line Assets."

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

        In October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and, on October 29, 2013, we issued 37,500,000 additional Class B shares as a result of the exercise by the underwriters of the capital increase of their option to purchase additional shares to cover over- allotments. The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the option, of €517.5 million. The new Class B shares are listed on the Madrid and Barcelona stock exchanges and, in the form of American Depositary Shares (with each American Depositary Share representing five Class B shares), on the NASDAQ Global Select Market. The shares were offered globally, including in the United States pursuant to a registration statement filed with the SEC.

        On June 18, 2014, we completed the Abengoa Yield IPO for total gross proceeds of $828.7 million (€611.0 million) before fees and expenses. Abengoa Yield is a dividend growth-oriented company formed by us that groups together renewable energy, conventional power, electric transmission lines and other contracted, revenue-generating assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As a result of a second transfer of assets announced on February 9, 2015, Abengoa Yield is now present in the water infrastructure segment, has expanded its geographic presence to the north of Africa and is expected to expand its geographic presence to the United Arab Emirates. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO and we reported that segment's results in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014. Immediately following the Abengoa Yield IPO, we held 64% of the ordinary share capital of Abengoa Yield.

        In September 2014, we announced our objective to transition to an "asset-light" business model in support of our "Abengoa 3.0" strategy. Leveraging the reduction in our long-term cost of capital achieved through the carve-out and IPO of Abengoa Yield, this strategy envisions, among other things, the creation of a vehicle to secure funding from external partners to provide bridge equity and bridge loans for new, greenfield, projects thereby allowing us to accelerate the timing of completion, bid on more projects and increase the return on equity investment.

        On December 15, 2014, we updated our plan to further improve our financial structure through three main initiatives:

  •
  reducing our stake in Abengoa Yield;

  •
  accelerating the sale of assets to Abengoa Yield; and

  •
  the creation of a joint venture with external equity partners to invest in a portfolio of contracted assets under construction as well as in new contracted assets under development.

  Reduce our stake in Abengoa Yield

        On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%. Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity.

        In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

  Accelerate the Sale of Assets to Abengoa Yield

        Our plan to accelerate the sale of assets to Abengoa Yield through the ROFO agreement started at the end of 2014 with our approval of a divestment plan that includes several companies owning concessional projects for water desalination plants in Algeria (Skikda and Honnaine), power transmission lines in Peru (ATN2) and thermo-solar plants in Abu Dhabi (Shams).

        On February 9, 2015, we announced our agreement entered into with Abengoa Yield for a second transfer of assets, including: ATN 2, a transmission power line in Peru (40% stake); Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake); rights of usufruct over Helioenergy 1/2, a 100-MW solar power asset in Spain (29.6% stake); and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 34.17% stakes, respectively) for total proceeds of approximately $142 million. The sale of Honaine and Skikda was closed on February 15, 2015, while the acquisition of the remaining assets is still pending. Regarding Honaine and Skikda, we have entered into a two-year call and put option agreement with Abengoa Yield under which they have put option rights to require us to purchase back these assets at the same price paid by them and we have call option rights to require them to sell back these assets if certain indemnities and guarantees provided by us reach a certain threshold. In addition, discussions between us and Abengoa Yield have already commenced regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This potential third acquisition falls within the $100 million call option agreement announced between us and Abengoa Yield in December 2014 at a 12% yield. The third dropdown divestment is expected to close by the end of the year.

        Given that as of December 31, 2014, the companies holding the above-mentioned companies were available for immediate sale and that we consider the sales to be highly probable, we classified the associated assets and liabilities as held for sale in the consolidated statement of financial position as of December 31, 2014. Until the closing of the respective sale transactions, the assets, other than Helioenergy 1/2, will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

  Creation of Joint Venture with External Partner to Invest in Greenfield Projects

        On December 23, 2014, we entered into a letter agreement to negotiate exclusively EIG until March 31, 2015 an investment by EIG-managed investment funds, alongside Abengoa, in a portfolio of greenfield projects currently owned by Abengoa, on the basis of the terms set forth in the term sheet attached to the letter agreement. On February 2, 2015, EIG confirmed to us in writing that its due diligence to date had not revealed facts or circumstances that would cause EIG not to recommend the proposed transaction for approval by the EIG investment committees overseeing investments by EIG-managed investment funds. On February 9, 2015, we announced that we and EIG were in an advanced stage of documentation and due diligence regarding the proposed transaction.

        As part of the transaction, Abengoa is expected to contribute to a newly formed company, APW1, a portfolio of selected Abengoa projects under construction, including renewable and conventional power generation, power transmission and water management assets in different geographies including, among others, the United States, Mexico, Brazil and Chile. Based on the current status of the negotiations, the total investment in the projects expected to be contributed is approximately $9.2 billion, of which approximately $2.5 billion once these projects are fully invested in the coming years, is expected to be equity. Of the total equity estimated to be committed, based on the current status of the negotiations, we expect that a majority stake (approximately 55%) in APW1 will be held by EIG, with the remainder held by Abengoa. Our current estimate of the total amount of EIG's investment, based on the current status of the negotiations, is approximately $1.4 billion over four years based on the projects expected to be contributed.

        Once APW1 is created and the projects contributed to the vehicle, EIG will make an initial payment to us of less than half of their total expected $1.4 billion contribution to purchase 55% of the equity that Abengoa has already invested in the projects that have been contributed to APW1. Abengoa is expecting to receive these cash proceeds before March 31, 2015. The remaining projects are expected to be contributed by us to APW1 over time. The remaining equity expected to be required in order to develop the entire portfolio of projects is expected to be contributed over a period of four years both by Abengoa and EIG pro-rata to their shareholding in APW1 following the construction schedule of the projects in the vehicle as they are contributed to the vehicle, which is expected to take several months.

        As part of the transaction with EIG, Abengoa and APW1 will sign a new right of first offer agreement to allow APW1 to acquire at cost Abengoa's present and future infrastructure assets in renewable energy, conventional power, electric transmission and water not already in operation. The financing of those new projects will be sourced either from new equity contribution, or from the reinvestment of the initial invested equity once the projects initially contributed by Abengoa are completed and sold, or by a combination of both. The objective of APW1 is to reinvest 100% of the initial equity in a second set of projects in the future, which if achieved would extend APW1's activity over approximately the next eight years. Distributions from APW1 are expected to be made in accordance with a waterfall to be agreed between the parties.

        We expect that the definitive transaction agreements related to the investment by EIG will be entered into by March 31, 2015. Once we have entered into the definitive transaction agreements and the projects have been transferred to APW1, Abengoa will no longer have a controlling interest in these assets. Given that as of December 31, 2014, the companies expected to be transferred to APW1 are available for immediate sale and we consider the sale to be highly probable, we have classified the associated assets and liabilities as held for sale in the consolidated statement of financial position as of December 31, 2014. Until entry into definitive documentation and closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The expectations set forth herein regarding a potential transaction with EIG, the projects to be contributed and related investment amounts are based on the current status of negotiations with EIG and are subject to change as negotiation of definitive transaction agreements progresses, and any such change may be material. We cannot guarantee that we will be successful in consummating the transaction with EIG on the terms described above, on other terms acceptable to us, or at all.

B. Business overview

Overview

        We are a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Over the course of our 70-year history, we have developed a unique and integrated business model that applies our accumulated engineering expertise to promoting sustainable development solutions, including delivering new methods for generating power from the sun, developing biofuels, producing potable water from seawater, efficiently transporting electricity. A cornerstone of our business model has been investment in proprietary technologies, particularly in areas with relatively high barriers to entry. We organize our business into the following three activities: Engineering and Construction, Concession-Type Infrastructure and Industrial Production, as follows:

  •
  Our Engineering and Construction activity provides sophisticated turnkey engineering, procurement and construction ("EPC") services from design to implementation for infrastructure projects within the energy and water sectors and engages in other related activities with a high technology component.

  •
  Our Concession-Type Infrastructure activity operates, manages and maintains infrastructure assets, usually pursuant to long term concession agreements under Build, Own, Operate and Transfer ("BOOT") schemes, within four operating segments (Solar, Transmission, Water, and Co-generation and other).

  •
  Our Industrial Production activity produces a variety of biofuels (ethanol and biodiesel).

        For the year ended on December 31, 2014, our average number of employees was 27,181 people worldwide across our three business activities and, according to industry publications, we are among the market leaders in the majority of our areas of operation.

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

        We have successfully grown our business, with a compound annual growth rate of our Consolidated EBITDA of 19% from the year ended December 31, 2002 to the year ended December 31, 2014. We have also maintained double-digit growth in our consolidated revenue and Consolidated EBITDA on a compound annual growth basis since our 1996 initial public offering on the Madrid and Barcelona stock exchanges. As of December 31, 2014, we had a market capitalization of approximately €1.6 billion. As of December 31, 2014, our backlog was €7,953 million.

        Our revenue, Consolidated EBITDA and net fixed assets of the Group and by segment as of and for the years ended December 31, 2014 and 2013 are set forth in the following tables.

	For the year ended December 31,
	2014(1)(2)	2013(2)
	(€ in millions)
Revenue (total)	7,150.6	7,245.1

Engineering and Construction	4,514.5	4,831.7

Engineering and Construction	4,514.5	4,831.7
Concession-Type Infrastructure	499.4	384.3

Solar	335.2	258.7
Transmission	91.4	47.5
Water	40.8	40.2
Co-generation and other	32.0	38.0
Industrial Production	2,136.7	2,029.1

Biofuels	2,136.7	2,029.1

Consolidated EBITDA (total) (unaudited)	1,408.0	1,267.4

Engineering and Construction	806.0	806.5

Engineering and Construction	806.0	806.5
Concession-Type Infrastructure	330.6	220.0

Solar	235.9	156.8
Transmission	64.3	27.7
Water	26.5	28.1
Co-generation and other	3.9	7.3
Industrial Production	271.4	240.9

Biofuels	271.4	240.9

	As of December 31,
	2014(1)	2013
	(€ in millions)
Net Fixed Assets (total)	9,044.1	12,030.0

Engineering and Construction	672.3	611.4

Engineering and Construction	672.3	611.4
Concession-Type Infrastructure	5,226.0	8,964.3

Solar	2,135.0	4,737.0
Transmission	2,273.1	2,749.9
Water	495.9	452.6
Co-generation and other	322.0	1,024.8
Industrial Production	3,145.8	2,454.3

Biofuels	3,145.8	2,454.3

(1)
On December 15, 2014, our Board of Directors approved a plan to further improve our financial structure through three main initiatives which contemplated the sale of certain companies, including Abengoa Yield. Given that as of December 31, 2014, those certain companies were available for immediate sale and we considered the sale to be highly probable, we have classified their associated assets and liabilities as held for sale in our annual consolidated financial statements as of December 31, 2014, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. Until the closing of the sale of those certain companies, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Furthermore, during June 2014, we completed the initial public offering of Abengoa Yield, which grouped assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO. Consequently, it has been reported as a separate segment in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014. Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity. In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014 and 2013 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

(2)
On July 15, 2013, we closed the sale of 100% of our shares in our subsidiary Befesa. On that date, we received €331 million of cash proceeds. Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation to in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading, "Profit (loss) for the year from discontinued operations, net of tax" in our Consolidated Financial Statements and under separate line items in the consolidated cash-flow statement for the year 2013. The consolidated income statement for the years ended December 31, 2012, 2011 and 2010 also includes the results of Befesa under a single heading. See "Presentation of Financial Information". The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

        Our three activities are as follows:

  •
  Engineering and Construction

    Our Engineering and Construction activity includes one operating segment: Engineering and Construction

    We have over 70 years of experience in the Engineering and Construction activity in the energy and water sectors. We are responsible for all phases of the engineering and construction cycle, including project identification and development, basic and detailed engineering, construction and operation and maintenance.

    In the energy sector, we are dedicated primarily to renewable energy (wind, solar, biofuel and biomass), as well as conventional (co-generation and combined-cycle) power plants and power transmission lines. In 2014, we were recognized by ENR Magazine as the leading international contractor in power transmission and distribution ("T&D") of electricity in terms of revenues, the leading international contractor in solar in terms of revenues and the second leading international contractor in co-generation and in water in terms of revenues (source: ENR).

    Within the environmental sector, we build water infrastructure, desalination and water treatment plants in Europe, the Americas, Africa and Asia. We are among the market leaders in the construction of water desalination plants through our projects in Algeria, China, India, Ghana, and Spain.

  •
  Concession-Type Infrastructure

    By leveraging the expertise we have gained over the years in our Engineering and Construction activity and by selectively developing proprietary technologies, we have developed a portfolio of investments in concession-type infrastructures in the energy and environmental sectors where we seek to achieve attractive returns. Many such concessions are held pursuant to long-term agreements in which we operate and maintain assets that we initially constructed under BOOT or Build, Own and Operate ("BOO") schemes. There is limited or no demand risk as a result of arrangements such as feed-in and ad hoc tariff regimes, take-or-pay contracts and power or water purchase agreements, which are long-term contracts with utilities or other offtakers for the purchase and sale of the output of our concession assets. We believe our level of revenue visibility in this business to be very high given the nature of our assets, the long-term arrangements under which they are operated, and the number of projects under construction where off-take remuneration is already in place.

    Our Concession-Type Infrastructure activity includes four operating segments: Solar, Transmission, Water, and Co-generation and other, which operate, respectively, our assets in power transmission, wind and solar power generation (mostly in concentrated solar power technology ("CSP")), water desalination, and co-generation. In each instance, we typically partner with leading international or local businesses or parastatals, such as E.ON AG ("E.ON"), Total S.A., Abu Dhabi Future Energy Company ("Masdar"), Centrais Eléctricas Brasileiras S.A. ("Eletrobrás"), General Electric Company ("General Electric"), Cemig, JGC Corporation, Itochu Corporation and Algérienne des Eaux (Algerian Water Authority). In a typical partnership, we make an equity contribution with our partners and then typically finance the infrastructure through Project Debt.

    Following its IPO, Abengoa Yield was considered an additional operating segment within the Concession-Type Infrastructure activity. However, on December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%. Our shareholding in Abengoa Yield is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and in accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended

    December 31, 2014, 2013, 2012, 2011 and 2010 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

    As of December 31, 2014, the average remaining duration of operation of our concession contract portfolio was 25 years. The capacity of our solar, co-generation and water desalination plants and the scale of our power transmission line networks are each expected to approximately double as projects currently under construction are expected to be completed between 2015 and 2019.

    We manage concession assets on five continents as diverse as power transmission lines in Brazil, Chile and Peru, wind farms in Uruguay, thermo-solar plants in the United States, Spain, South Africa and the United Arab Emirates, desalination plants in India, China, the Middle East and Africa and co-generation plants in Spain and Mexico. We pursue a flexible asset rotation strategy through which we may divest certain assets from time to time on an opportunistic basis, including to Abengoa Yield, to maximize our overall investment returns.

    On February 9, 2015, we announced our agreement entered into with Abengoa Yield for a second transfer of assets, including: ATN 2, a transmission power line in Peru (40% stake); Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake); rights of usufruct over Helioenergy 1/2, a 100-MW solar power asset in Spain (29.6% stake); and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 34.17% stakes, respectively) for total proceeds of approximately $142 million. The sale of Honaine and Skikda was closed on February 15, 2015, while the acquisition of the remaining assets is still pending. Regarding Honaine and Skikda, we have entered into a two-year call and put option agreement with Abengoa Yield under which they have put option rights to require us to purchase back these assets at the same price paid by them and we have call option rights to require them to sell back these assets if certain indemnities and guarantees provided by us reach a certain threshold. In addition, discussions between us and Abengoa Yield have already commenced regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This potential third acquisition falls within the $100 million call option agreement announced between us and Abengoa Yield in December 2014 at a 12% yield. The third dropdown divestment is expected to close by the end of the year.

  •
  Industrial Production

    Our Industrial Production activity includes one operating segment: Biofuels, in which we develop and produce biofuels. These operations are conducted using our own assets and are focused on high growth markets. According to industry publications and our own estimates, we enjoy a leadership position in many of the markets in which we operate.

    In terms of capacity, according to Ethanol Producer Magazine and the European Renewable Ethanol Association, our Biofuels segment is currently the European market leader in ethanol production and is one of the top ten producers in the United States (source: Ethanol Producer Magazine, ePure and FO Lichts). We are the only operator with a significant presence in all of the three key biofuel markets: the United States, Europe and Brazil. We are also diversified in terms of revenue sources.

    We believe we have identified a significant market opportunity in second-generation biofuels, which utilize biomass rather than cereal and other food crops as the primary raw material. We have invested continually in R&D&i over the past decade in this business and have developed our own proprietary processes and enzymes. Our pilot plant has been in operation in York (Nebraska, United States) since 2007 and a demonstration plant in Salamanca (Spain) since 2009. We commenced construction of our first second-generation commercial plant in Hugoton (Kansas, United States) in 2011, for which we have been awarded a total of $132 million in loan guarantee financing and $97 million in grants from the U.S. Department of Energy since 2007. This plant started operations in October 2014 and increased the number of opportunities for us to license our biomass technology to third parties. In addition, we believe that the plant will position our business for potential entry into the biomaterials and bioproducts industry. N-Butanol production on a commercial scale would allow us to diversify our bioenergy business product range, reducing market volatility. A pilot plant for development and implementation of a catalytic technology for N-Butanol production is running since the end of 2013.

Industry and Market Opportunity

        Over the last decade, global investment in the renewable energy and environmental sectors has witnessed significant growth. Moreover, energy scarcity, the focus on reduction of carbon emissions, and the potential increased costs of building and operating nuclear plants are expected to continue to drive renewable technology. We expect this to continue both in the short and long term and expect that this will support demand for our products and services. According to the World Energy Outlook 2014, global energy demand is expected to grow 37% by 2040, compared to 2012 levels reaching 18.293 Mtoe. 97% of the growth in demand is expected to come from non-OECD countries, of which the developing Asian countries—led by China—is expected to account for 65%. These trends shift the dynamics of global energy consumption decisively away from the Americas and Europe towards Asia and, to a lesser extent, the Middle East and Africa. Oil is expected to remain the single largest energy source throughout 2040, though its share of total demand is expected to fall from 31% in 2012 to 26% in 2040—just ahead of coal and natural gas. Demand growth is expected to slow gradually, from 0.9% per year until 2020 to 0.3% per year in the 2030s (Source: World Energy Outlook 2014).

        The share of renewables in world primary energy demand is expected to reach 15% in 2040, compared with 8% in 2012. The power sector is expected to contribute most to this increase: the share of renewables in total generation is expected to increase from 21% in 2012 to 33% by 2040. Around half of this increase would be due to solar and wind power, generation from the two sources together growing at a combined rate of almost 8% per year on average. (Source: World Energy Outlook 2014). Cumulative investment of $7,377 billion would be required in renewable energy technologies from 2014 to 2040. (Source: World Energy Outlook 2014).

        The use of biofuel is expected to also expand substantially over the same period, from 1.3 million barrels per day to 4.6 mb/d, with an increasing contribution coming from advanced biofuels after 2020. The consumption of biofuels is expected to remain concentrated in the Unites States, European Union and Brazil, though their combined share of global consumption drops, from nearly 90% in 2012 to 70% in 2040, largely as a result of growing consumption in China and other Asian countries (Source: World Energy Outlook 2014).

        Significant opportunities are expected in one of Abengoa's core areas of expertise, the transmission and distribution sectors, where a total investment of 8,686 billion dollars is estimated by 2040. More than two-thirds of this investment is expected to occur is in non-OECD countries, reflecting the need to expand the networks to meet the higher electricity demand growth. Globally, 56% of T&D investment would be needed to expand capacity to meet the projected increase in demand, while refurbishment and replacement of existing assets is expected to account for 40% and network integration of renewables for the remaining 4%. (Source: World Energy Outlook 2014).

        Other macroeconomic trends such as continuous global population growth and increasing water scarcity are expected to result in trends that favor the expertise and focus of our business. According to Global Water Intelligence estimates, the 2014 global water market is worth $556.8 billion and is expected to grow at a rate of around 3.9% per year through 2018. In particular, worldwide installed desalination capacity (industrial and municipal) in 2012 was 75 million m3/d, which corresponds to a water desalination market value of $3.9 billion, and is expected to grow to $15.2 by 2018 (Source: Global Water Market 2014).

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

Continue unlocking value and enhance our Engineering and Construction business through asset rotation

        It is part of our strategy to unlock value through asset rotations, when we think that conditions are appropriate, in order to increase equity returns. We have a successful track record of monetizing certain of our investments. For example:

  •
  over the course of 2011 and 2012, we completed the Telvent Disposal, which generated cash proceeds of €391 million and the Cemig Sales, which resulted in the equivalent of €833 million of net cash proceeds in Brazilian reais;

  •
  in 2013, we completed the sale of our subsidiary Befesa to funds advised by Triton Partners, which generated €331 million in cash proceeds corresponding to the agreed price for the shares (and deferred compensation and other compensation totaling €289 million); we also closed the sale of our Brazilian subsidiary, Bargoa, for a total sales price of $80 million, which resulted in approximately $50 million of cash proceeds;

  •
  in the second quarter of 2014, we completed the Abengoa Yield IPO for total gross proceeds of $828.7 million (€611.0 million) before fees and expenses;

  •
  in November and December 2014, we completed the sale to Abengoa Yield of our Solacor 1/2 thermo-solar plants through a 30-year usufruct rights contract over the related shares (which includes an option to purchase such shares for one euro during a four-year term), our PS10 and PS20 thermo-solar plants and the Cadonal windfarm (subject to a put option right that allows Abengoa Yield to sell the asset back to us under certain circumstances), for aggregate consideration of $312 million;

  •
  on December 11, 2014, we and Abengoa Yield announced that we had entered into a call option agreement for the purchase by Abengoa Yield of up to $100 million in contracted assets at a 12% yield during the year 2015, subject to certain conditions;

  •
  on December 23, 2014, we entered into a letter agreement to negotiate exclusively with EIG until March 31, 2015 an investment by EIG-managed investment funds, alongside Abengoa, in a portfolio of greenfield projects currently owned by Abengoa, on the basis of the terms set forth in the term sheet attached to the letter agreement. On February 9, 2015, we announced that we and EIG were in an advanced stage of documentation and due diligence regarding the proposed transaction. The total amount of EIG's investment is expected to be approximately $1.4 billion over a period of four years. Of the total equity expected to be committed, we expect that a majority stake (approximately 55%) in APW1 will be held by EIG, with the remainder held by Abengoa; and

  •
  On February 9, 2015, we announced our agreement entered into with Abengoa Yield for a second transfer of assets, including: ATN 2, a transmission power line in Peru (40% stake); Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake); rights of usufruct over Helioenergy 1/2, a 100-MW solar power asset in Spain (29.6% stake); and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 34.17% stakes, respectively) for total proceeds of approximately $142 million. The sale of Honaine and Skikda was closed on February 15, 2015, while the acquisition of the remaining assets is still pending. Regarding Honaine and Skikda, we have entered into a two-year call and put option agreement with Abengoa Yield under which they have put option rights to require us to purchase back these assets at the same price paid by them and we have call option rights to require them to sell back these assets if certain indemnities and guarantees provided by us reach a certain threshold. In addition, discussions between us and Abengoa Yield have already commenced regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This potential third acquisition falls within the $100 million call option agreement announced between us and Abengoa Yield in December 2014 at a 12% yield. The third dropdown divestment is expected to close by the end of the year.

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

        Going forward, Abengoa Yield constitutes a vehicle through which we expect to execute most of our asset rotations, representing a long-term, recurrent, equity-recycling vehicle to crystallize value in concessions and facilitating the divestment process in concessional assets, because Abengoa Yield is a natural buyer of the assets we are building and benefits from a significantly lower cost of capital than us. In addition, APW1 is expected to become our partner during the construction period of the assets, providing a significant part of the equity required for the roll-over of our capex plan over the next seven to eight years.

        These opportunities relate to our power transmission business, our renewable and conventional power assets, waste water treatment facilities and other assets. Our asset rotation plans constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted, including, but not limited to, our performance, industry performance, the availability of buyers for our assets at the prices we seek, general business and economic conditions, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this annual report. See "Cautionary Statements Regarding Forward-Looking Statements".

Strengthen and diversify our capital structure and gain financial flexibility

        We are committed to maintaining a sound capital structure and a strong liquidity position. As such, we intend to extend the debt maturities of our existing corporate financing, prefund our cash needs and avoid committing to new projects unless we have first secured long-term financing. We aim to continue to access the global capital markets from time to time, as appropriate and subject to market conditions, in order to further diversify our funding sources.

Our Business

        Our operations are conducted through three operating segments: Engineering and Construction, Concession-Type Infrastructure and Industrial Production.

Engineering and Construction

Overview

        Our Engineering and Construction activity is dedicated to the engineering and construction of electrical, mechanical and instrumental infrastructures in the energy, industrial, water management and services sectors, as well as the development of innovative technology for our businesses. Our Engineering and Construction activity works mainly on an EPC work basis, with a strong technology and R&D&I component. Through our Engineering and Construction activity, we provide services throughout Europe, North America, South America, the Middle East, Africa and Asia-Pacific.

        Our Engineering and Construction activity had revenue of €4,514.5 million and Consolidated EBITDA of €806.0 million for the year ended December 31, 2014. In addition, our Engineering and Construction activity had total net fixed assets of €672.3 million as of December 31, 2014.

Operations

        Our core areas of operation are the development, design and construction on an EPC basis of renewable energy (solar, wind, ethanol, biodiesel and biomass) plants; power transmission lines; conventional energy (co-generation and combined cycle) plants; water treatment, desalination plants, other hydraulic infrastructures and industrial installations.

Solar Energy

        Within the field of solar energy, our Engineering and Construction activity has significant experience in designing and constructing some of the largest and most complex facilities. Our Engineering and Construction activity's work for the Solar segment of our Concession Type Infrastructure activity includes the construction of 13 solar 50 MW trough power plants in Spain, three of which became operational during 2010, eight of which became operational during 2011 and 2012 and a further two which became operational at the end of the third quarter of 2013. We also brought into operation a 280 MW solar thermal project with 6 hours of molten salt storage in Solana, Arizona, which sells electricity to the Arizona Public Service Company and another 280 MW solar thermal project in Mojave, California, which sells electricity to the Pacific Gas and Electric Company. As of December 31, 2014, the Solana and Mojave projects are included within Abengoa Yield and are thus classified as discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations. In South Africa,

we are building three solar thermal projects, two solar thermal plants with 100 MW of capacity each with parabolic trough technology, and a 50 MW tower solar thermal technology power plant, all of which will sell electricity to the local national grid for 20 years. Additionally, we have built the Shams facility in Abu Dhabi (United Arab Emirates), with a power capacity of 100 MW. Our Engineering and Construction activity's work for other entities in the solar energy field includes the construction of the world's first integrated solar combined cycle ("ISCC") plant with 150 MW in Hassi R'Mel (Algeria), as well as the construction of a 470 MW power plant located in Ain Beni Mathar (Morocco), for the Office National de I'Electricité ("ONE"), the Moroccan power utility, both of which have recently entered into operation. Both plants, in Algeria and Morocco, will use combined cycle technology integrated with a solar field of parabolic trough collectors.

Transmission

        Our Engineering and Construction activity has built more than 26,000 km of power transmission lines in the last ten years for internal and external customers, with a proven global expertise in both EPC and Operation and Maintenance. As of December 31, 2014, the Engineering and Construction activity had 5,143 km of high voltage power transmission lines in operation for proprietary use (of which 1,611 km are owned by Abengoa Yield, which we have classified as discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations) and 6,820 km of such lines under construction. As of December 31, 2014, of the total backlog of €7,953 million in the Engineering and Construction activity, approximately 32% was related to power transmission projects.

        In January 2014, we participated in an auction organized by the Brazilian National Electricity Agency ("ANEEL") in which we were awarded two additional projects for a total of 380 km of new transmission lines. In November 2013, we were chosen by ANEEL to carry out a new 367 km electricity transmission project. In August 2013 we were selected by Ukrenergo, the national energy company of Ukraine, to develop an electricity transmission project that includes construction of a 187 kilometer line that will connect the Zaporizhia nuclear power plant with the substation in Kakhovska. In March 2013 we were selected by Mexico's Federal Electricity Commission (CFE) to develop a new electricity transmission project in Mexico. The contract includes the engineering, construction and startup of a 201 km transmission line and two substations. In 2013, we were also chosen by the Kenya Electricity Transmission Company of the Kenyan Ministry of Energy for an electricity transmission project that includes construction of a 132 km transmission line and extension of an existing substation in Kenya. In December 2012, we were chosen by ANEEL to carry out three new power transmission lines in Brazil, for a total of more than 2,400 km. During the previous year, our Engineering and Construction activity was awarded a contract by the state owned Power Grid Corporation of India Limited to construct a 170 km power transmission line in Karnataka (India), connecting various localities in the environs of the city of Bangalore.

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

        We have constructed one of the first and few commercial-scale second generation bioethanol production plants in Kansas, United States, which started operation in October 2014. This plant, with a 95 million liter capacity, is able to convert cellulosic biomass, mainly agricultural waste products, into ethanol.

        On November 2014, we were selected by the electricity and gas company, Belgian Eco Energy, to develop the largest waste-to-energy commercial plant in the world in Ghent (Belgium), which will produce 215 MW of electricity, using only biomass (wood chips and agro-residues) as the raw materials for energy production. The total cost of the project will exceed €315 million.

Power Plants

        We have significant expertise in the design and construction of conventional power plants. In January 2015, we were selected by Mexico's Federal Electricity Commission to develop the Norte III project, a 924 MW combined cycle project in Ciudad Juarez. In June 2013 we were selected by the U.S. power company, Portland General Electric (PGE) to develop a 440 megawatt (MW) combined cycle power plant to supply electrical energy to half the population of Portland, Oregon (USA). We will be responsible for the engineering, design and construction of the combined cycle power plant under the engineering, procurement and construction (EPC) "turnkey" system. The estimated time for the project is 36 months. In April 2012, we were selected by Elektrociepłownia Stalowa Wola S.A., Poland's partially state owned energy and gas distribution company, to undertake the engineering and construction of a 450 MW combined cycle plant in Poland, the largest such power plant to be in Poland. In December 2011, we were awarded a contract to construct a 640 MW combined cycled electricity power plant for Mexico's Federal Electricity Commission, which is part of the Morelos Integral Project, an initiative to develop central Mexico's infrastructure. In December 2010, our Engineering and Construction activity announced plans to develop a 300 MW co-generation plant in the Abengoa Cogeneración Tabasco facility ("ACT") in Mexico, in partnership with General Electric Energy Financial Services. The plant, which entered into operation at the beginning of 2013, supplies the Nuevo Pemex gas processing complex with power and steam. We have also built five co-generation plants with over 250 MW in Spain and two co-generation plants, which use biomass as fuel, in Brazil with 70 MW of capacity each adjacent to our bioenergy plants.

Water Infrastructure

        We have extensive experience bidding on and executing EPC projects in the water infrastructure sector globally. Our Engineering and Construction activity specializes in the design and construction of large desalination plants, particularly those using reverse osmosis technologies. Reverse osmosis is a common method of desalination consisting of the separation of the various components of a liquid solution through the forces applied to a semi- permeable membrane. In addition to reverse osmosis desalination plants, our Engineering and Construction activity designs and constructs waste water treatment stations and plants and designs, constructs and overhauls hydroelectric plants, irrigation lines and piping lines (including repairing, improving, reconstructing aqueducts, tunnels, drains, service roads and bridges, and installing monitoring and automation equipment). Since 2000, our Engineering and Construction activity has constructed seven desalination plants with capacity totaling 660,000 m3/day and it is currently constructing two additional plants with capacity totaling 260,000 m3/day. In January 2013, we were awarded a water project in Chile worth $65 million to supply water to the mining industry in the Copiapó valley from the desalination plant in Caldera, in the Atacama region. In July 2012, we were chosen by ACWA Power International to develop a desalination plant using reverse osmosis technology in Barka, Oman. The project will have the capacity to supply more than 225,000 people with a capacity to desalinate 45,000 m3/day. We will be responsible for the design, engineering and construction of the plant as well as its subsequent operation and maintenance support. In October 2011, we were awarded a contract by Conagua, the Mexican water commission, to perform construction, equipping and maintenance works for a 139 km aqueduct project to supply potable water to 1.5 million people. In May 2014, we were chosen by the Moroccan National Electricity and Drinking Water Office to construct a new desalination plant in Agadir, Morocco. The plant, which uses proprietary reverse osmosis technology, will produce 100,000 m3 of drinking water per day and will supply around 800,000 people. In July 2014, we were selected to deliver 50,000 acre feet per year of water to the city of San Antonio, Texas. We will lead a team of local sub-contractors and consultants within the Vista Ridge Consortium to design, build, finance and operate the infrastructure needed to deliver the water. In January 2015, we were selected by Advanced Water Technology to jointly develop the world's first large-scale desalination plant to be powered by solar energy, in Saudi Arabia. We are currently bidding on multiple new EPC projects and considering new opportunities in various countries and regions, including China, India, South America, the Middle East, Africa and the United States.

        In December 2014, we signed a memorandum of understanding with the South Korean company Daelim Industrial Co. Ltd to develop large water projects all over the world.

Other Selected Expertise

        Our Engineering and Construction activity also designs, supplies, manufactures, assembles and tests mechanical systems associated with hydroelectric power plants, thermal plants, combined-cycle plants, co-generation plants, gas plants, and the chemical and petrochemical industry. In addition, our Engineering and Construction activity provides thermal and acoustic insulation and supplies and installs refractory material, fire protection systems and smoke sectoring curtains. Examples of such projects include repair and insulation works for Repsol, BP plc ("BP") and Compañía Española de Petróleos, S.A.'s ("CEPSA") refineries in Spain. Our Engineering and Construction activity also provides installation and infrastructure services in chemical and gas production plants, nuclear and thermal power plants, and individual buildings.

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

Maintenance and Service

        Our Engineering and Construction activity provides operation and maintenance services for conventional and renewable energy power plants. The operation and maintenance services for power plants include preventive, scheduled and corrective maintenance of equipment and systems and the operation thereof to ensure that the facility operates reliably and meets its technical specifications with a view to minimizing fuel consumption and greenhouse gas emissions while maximizing production. In January 2015, together with the EPC contract, we were awarded a 25-year operation and maintenance contract for a new 924 MW combined cycle plant for Mexico's Federal Electricity Commission in Ciudad Juarez. Our Engineering and Construction activity also provides various operation and maintenance services in chemical and gas production plants and nuclear and thermal power plants. Such work includes services provided for maintenance and instrumentation, operation and loading, and modifications for both the Almaraz and Trillo nuclear power plants in Spain.

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

        Our Engineering and Construction activity also performs significant work for our Concession-Type Infrastructure and Industrial Production activities. As a result, this activity is impacted by factors relevant to the industries in which those two activities operate.

        According to the International Monetary Fund's latest World Economy Outlook, global activity in 2015 is expected to strengthen moderately but the risks to the forecast remain to the downside. The strength is projected to come from the advanced economies, where output is expected to expand at a pace of about 2.5% in 2015, about half of a percentage point more than in 2014. Drivers of the projected uptick are a stronger U.S. economy, further monetary policy easing in the euro area and Japan, and a boost in exports resulting from the depreciation of the euro and yen relative to the U.S. Dollar. Growth in the euro area will be held back by weak investment prospects and inflation expectations. Emerging market and developing economies are projected to expand by about 4.3% in 2015, at approximately the same rate as in the previous year, as lower growth in China and downward revisions to potential growth in commodity exporters are expected. The precipitous decline in oil prices in U.S. Dollars in the last quarter of 2014, and whether oil prices will stabilize at their current levels or rebound, will be a primary influence on the global economic picture in 2015. Improving economic conditions, especially in some of our key markets such as the U.S. and some emerging markets, should continue to support Abengoa's growth in those geographies.

        Our Engineering and Construction activity faces a different set of competitors depending on the type of project. Some of our key competitors in certain markets are: Técnicas Reunidas, Mitsubishi and Korean Electric Power Corporation ("KEPCO") in conventional energy; Actividades de Construcción y Servicios, S.A. ("ACS") and Acciona, S.A. ("Acciona") in solar power; Colombian grid operator ("ISA"), Eletrobrás and Cemig in power transmission in South America; and Elecnor, S.A., ACS, Acciona and Duro Felguera, S.A. in Spain. In the water area, our principal competitors in Spain are Obrascón Huarte Lain, S.A., Acciona, S.A. and Sacyr Vallehermoso, S.A. and internationally include Asociación de Empresas Constructoras de Ámbito Nacional ("SEOPAN"), Veolia Environnement S.A., Hyflux Ltd., Doosan Ltd., Suez Environnement S.A., GE Water and Process Technologies, Ltd., Fisia Italimpianti S.p.A and Aquatech, Ltd.

Customers and Contracts

        Our Engineering and Construction activity's customer base includes public administrations and large corporations such as Comisión Federal de Electricidad and Petróleos Mexicanos ("Pemex") in Mexico, ONE in Morocco, Agência Nacional de Energia Elétrica ("ANEEL") (the Brazilian Electricity Regulatory Agency) in Brazil, Abu Dhabi Transmission & Despatch Company in the United Arab Emirates, Agencia de Promoción de la Inversión Privada ("Proinversion") in Peru and Power Grid Corporation of India Limited ("PowerGrid") in India. Our customer base also includes our own Concession-Type Infrastructure and Industrial Production activities. No individual customer represented more than approximately 10% of consolidated revenue of our Engineering and Construction activity.

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

Concession-Type Infrastructure

Overview

        Our Concession-Type Infrastructure activity oversees the construction, operation and maintenance of power transmission infrastructure, conventional (co-generation) and renewable energy (solar and wind) plants, and water generation, transportation and management facilities (including desalination, treatment and water purification plants and water pipelines). Within this activity we have grouped four segments: Solar, Transmission, Water, and Co-generation and other. Abengoa Yield was considered an additional operating segment in the Concession-Type Infrastructure activity. However, on December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%. Our shareholding in Abengoa Yield is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations, and in accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax". We engage our Engineering and Construction activity for a significant portion of our Concession-Type Infrastructure activity's projects. We undertake these activities through our own asset owned operations and through concession based arrangements. These arrangements are governed by long term sales arrangements such as take or pay contracts, feed in tariff arrangements and power or water purchase agreements, with limited demand risk. In our Concession-Type Infrastructure activity, we participate in public tenders for the construction and operation of certain infrastructure assets.

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

        Our Concession-Type Infrastructure activity had revenue of €499.4 million and Consolidated EBITDA of €330.6 million for the year ended December 31, 2014. In addition, our Concession-Type Infrastructure activity had total net fixed assets of €5,226.0 million as of December 31, 2014.

Solar

        The Solar segment had revenue of €335.2 million and Consolidated EBITDA of €235.9 million for the year ended December 31, 2014. In addition, our Solar segment had total net fixed assets of €2,135.0 million as of December 31, 2014.

        Within our Concession-Type Infrastructure activity, our Solar segment designs, develops, oversees the engineering and construction of and operates solar power plants and installations. Our Solar segment operates in Europe, the United States, South America, the Middle East, Africa, India, China and Australia. Our Solar segment has invested in solar power plants and has developed expertise in the three core solar technologies—solar towers, parabolic troughs and photovoltaics. We are also working to develop more efficient solar technologies.

        Our Solar segment had a portfolio of approximately 712 MW of plants in operation, 780 MW of plants under construction as of December 31, 2014. The tables below provide breakdowns of our thermo-solar and photovoltaic plants, respectively, as of December 31, 2014.

Location	Abengoa Stake	Operational Name	Production Capacity	Concessionaire	Status
CSP Spain(1)
Solúcar Platform, Seville	100%	Solnova 1	50 MW	Spain	In operation
	100%	Solnova 3 & 4	50 MW each	Spain	In operation
Écija Platform, Seville	50%	Helioenergy 1 & 2(2)	50 MW each	Spain	In operation
Extremadura Platform, Cáceres	100%	Solaben 1 & 6	50 MW each	Spain	In operation
Ciudad Real Platform, Castilla-La Mancha	100%	Helios 1	50 MW	Spain	In operation
	100%	Helios 2	50 MW	Spain	In operation
Chile	100%	Atacama I(3)	210 MW	Chile	Under construction (Q2 2016/ Q2 2017)
	100%	Atacama II(3)	210 MW	Chile	Under construction (Q3 2018)
Abu Dhabi	40%	Shams(2)	100 MW	Adwel	In operation
Algeria	51%	Hassi-R'Mel	150 MW	Sonatrach	In operation
South Africa	51%	Kaxu Solar One	100 MW	ESKOM	Under construction (Q1 2015)
	51%	Khi Solar One	50 MW	ESKOM	Under construction (Q4 2015)
	41%	Xina Solar One	100MW	ESKOM	Under construction (Q3 2017)
Israel	50%	Ashalim(1)	110 MW	Israel	Under construction (Q2 2018)

Location	Abengoa Stake	Operational Name	Production Capacity	Concessionaire	Status
PV Spain(1)
Solúcar Platform, Seville	80%	Seville PV	1.2 MW	Spain	In operation
Solúcar Platform, Seville	100%	Casaquemada	1.9 MW	Spain	In operation
Jaén	100%	Linares	1.9 MW	Spain	In operation
Seville	100%	Las Cabezas	5.7 MW	Spain	In operation
Seville	50%	Copero	1.0 MW	Spain	In operation

(1)
Feed-in-tariff regime.

(2)
Assets expected to be transferred to Abengoa Yield in 2015 and 2016.

(3)
Projects expected to be transferred to APW1.

Solar Power Plants under construction and development

        Our Solar segment oversees the engineering and construction of our solar power plants. As of the date of this annual report, we oversee the engineering and construction of four solar power plants with a total installed capacity of 570 MW, 420 MW in Chile and 150 MW in South Africa. We have also 110 MW in Israel and 100 MW in South Africa in Pre-Construction.

        In the international market, during 2014, we continued construction of the following plants: a 100 MW CSP plant, with three hours of molten salt storage, and a 50 MW Solar Tower technology CSP plant, with two hours of molten salt storage, both located in Upington, South Africa and two solar plants in Chile, a 110 MW concentrated solar power tower and a 100 MW photovoltaic plant. During the fourth quarter of 2014, we completed the construction of Mojave, a 280 MW parabolic trough solar plant in California.

        The process of constructing a CSP solar power plant takes approximately 18 to 36 months, depending on the size of the plant and whether it will have capacity to store solar energy. The process of constructing a PV plant is generally much shorter, typically six months or less. The construction of a plant is performed by a contractor pursuant to a turnkey construction contract entered into based on market rates. Our Engineering and Construction activity is the principal contractor for our Concession-Type Infrastructure activity to construct its CSP and PV projects. On occasion, we enter into turnkey construction contracts with temporary business associations (unión temporal de empresas) in which our Engineering and Construction activity or other companies may participate. We undertake a large part of the basic and sophisticated engineering work in the plants using our own solar technologies.

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

        In 2007, we started developing solar power plants in Spain. As a result, we currently have a portfolio of 450 MW which have been filed with the power register (Registro de Potencia) of the Spanish Ministry of Industry, Tourism and Trade, and therefore have the licenses required to commence construction. Solar power plants in Spain work under regulated schemes, establishing a remuneration for all the energy produced. This scheme has been recently implemented after the latest sector reform, as described in the "Item 4.B—Regulation" section. In Spain, we have partnered with a number of companies, including E.ON, Itochu Corporation and JGC Corporation, to construct and operate CSP plants.

        In July 2011, we launched the first hybrid solar-gas plant in Hassi-R' Mel (Algeria), with 150 MW capacity that will generate electricity using both natural gas and solar energy. This combination of conventional and sustainable technologies enables energy to be produced from the sun without compromising the functionality and stability of the power grid.

        In December 2011, the South African Department of Energy selected us to construct and operate a 100 MW parabolic-trough solar plant and a 50 MW superheated steam tower technology solar plant together with our joint venture partner, Industrial Development Corporation. We own a 51% interest in such joint venture. These plants obtained project finance throughout 2012 and are under construction at the date of this annual report. In August 2013, Abengoa achieved an important milestone in the department of these projects with the announcement of the completion of the construction of the Khi Solar One tower.

        In June 2012, we were selected to construct and operate a 200 MW photovoltaic plant in Imperial Valley, California (United States). The construction of this plant started during the second half of 2012.

        In March 2013, we signed an agreement with BrightSource Energy Inc., a leading concentrating solar thermal technology company, to jointly develop, build and operate the 500 MW Palen Solar Electric Generating System in California. On March 5, 2014, we announced our intention to become the sole developer of the Palen project, which is currently being re-assessed. Additionally, due to permitting delays, the development of this project is being delayed.

        In June 2013 a joint company created by Abengoa and Shikun & Binui, an Israeli based global infrastructure group, was selected to build, own and operate a 110 MW solar trough plant with storage located in the Negev desert. Construction is expected to start in 2014 in the Ashalim area of the Negev Desert once the power purchase agreement and the project financing are closed.

        In October 2013, the South African Department of Energy selected us to construct and operate a 100 MW parabolic trough solar plant with 5 hours of thermal energy storage. Xina Solar One will belong to a consortium, 40% of which is controlled by Abengoa. Other constituents of the consortium are the Industrial Development Corporation (IDC), the Public Investment Corporation (PIC), and the KaXu Community Trust. This project, together with the 100 MW photovoltaic plant, constitute the Atacama I project.

        In January 2014, the Ministry of Energy of the Chilean Government and Corfo (Corporación de Fomento de la Producción) selected us to develop a 110 MW solar plant using tower technology with 17.5 hours of thermal energy storage using molten salts. The project will be located in the Atacama Desert, the region with the highest solar radiation concentrations in the world. It will be the first solar thermal plant for direct electricity production in South America.

        In December 2014, we were awarded 950 GWh/year in the Distribution Companies Supply tender (Tender Process SIC 2013/03-2º Llamado) held by the National Energy Commission of the Chilean government. The company will generate the power from a combination of solar-thermal and photovoltaic plants.

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

        In CSP, we have brought nineteen commercial plants into operation totaling 1,491 MW. The first to become operational was PS10, an 11 MW solar tower power plant that commenced operations in 2007. Two years later, PS20, a 20 MW solar power plant, started up, also located in the Solúcar Platform. In 2008, a solar trough plant was installed at PS10, the first commercial operating solar trough plant in Spain and representing part of our continuing efforts to increase our familiarity with the latest technologies. In 2010, three 50 MW trough technology plants commenced operations, making for a total of 181 MW of CSP in operation. In 2011, 2012, and as of the date of this annual report, twelve plants commenced operations: ten 50 MW plants, all in Spain (Helioenergy 1/2, Solacor 1/2, Solaben 2/3, Helios 1 and 2, Solaben 1 and 6), a 150 MW hybrid solar gas plant in Hassi R' Mel (Algeria) and the first large scale concentrating solar power plant in the Middle East, Abu Dhabi (United Arab Emirates), with 100 MW of power output capacity. In October 2013, we successfully brought into operation Solana with a generation capacity of 280 MW, six hours of molten salt heat storage, and the ability to supply power to 70,000 homes. In June 2014, we transferred our rights of usufruct over Solaben 2/3, Solana and Mojave to Abengoa Yield. On November 18, 2014, we completed the transfer to Abengoa Yield of Solacor 1/2 through a 30-year usufruct rights contract over the related shares (which includes an option for Abengoa Yield to purchase such shares for one euro during a four-year term). On December 4, 2014, we completed the transfer to Abengoa Yield of PS10/20, and on December 29, 2014, we completed the transfer of Cadonal, subject to a put option right that allows Abengoa Yield to sell the asset back to us under certain circumstances. In February 2015, we entered into an agreement to sell to Abengoa Yield usufruct rights over 30% of Helioenergy 1/2. The projects expected to be transferred to Abengoa Yield, other than Helioenergy 1/2, are classified as discontinued operations in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

        In the field of PV energy, our first 1.2 MW PV plant, located in Seville (Spain), has now completed its seventh year of commercial production, thereby demonstrating the commercial viability of the low concentration technology it utilizes. The 1 MW Copero plant in Seville (Spain) is also in operation, as well as the 1.9 MW Casaquemada PV plant in Sanlucar la Mayor, Seville (Spain), the 1.9 MW Linares PV plant in Linares (Spain) and the 5.7 MW Las Cabezas PV plant in Las Cabezas de San Juan, Seville (Spain), all of which have reached expected levels of production.

        In California, we completed construction on December 1, 2014 of the Mojave power plant equipped with parabolic trough technology in the Mojave Desert and benefitting from a power purchase agreement ("PPA") signed in 2009 with the electric utility Pacific Gas and Electric Company. This project obtained a $1,202 million loan guarantee from the DOE in order to support its construction and startup of the Mojave Solar power plant. Mojave Solar, with a gross generation capacity of 280 MW, is able to supply power to 90,000 households. Mojave was transferred to Abengoa Yield as part of the Abengoa Yield IPO.

Transmission

        The Transmission segment had revenue of €91.4 million and Consolidated EBITDA of €64.3 million for the year ended December 31, 2014. In addition, our Transmission segment had total net fixed assets of €2,273.1 as of December 31, 2014.

        Within our Concession-Type Infrastructure activity, the Transmission segment operates power transmission lines for a certain period of time after construction is completed. The power transmission lines are constructed by our Engineering and Construction activity. During the period of operation, our Concession-Type Infrastructure activity generates revenue by charging the electrical grid an annual fee for operating the power transmission lines. The prices of the service, fixed at the award of the project and regulated in the concession contract, are invoiced monthly to the companies that use the infrastructure. The amount the Engineering and Construction activity is able to charge is usually set in the concession contract as is normally an availability payment. As of December 31, 2014, the Concession-Type Infrastructure activity managed approximately 5,143 km of high voltage power transmission lines in operation (of which 3,532 km are owned by Abengoa Yield, which we have classified as discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations) and a further 6,820 km of high voltage power transmission lines under construction that will come under the Concession-Type Infrastructure activity's operation upon their completion. In Brazil, Peru and India, the Concession-Type Infrastructure activity has 19 projects totaling 10,552 km of power transmission concessions.

Country	Number of Projects(1)	Total km of Power Transmission Concessions(1)
Brazil	16	9,750
Peru(2)	2	487
India	1	115

Total	19	10,552

(1)
Includes greenfield projects, projects under construction and projects in operation.

(2)
Includes ATN 2, which is expected to be transferred to Abengoa Yield in 2015.

        Over the course of 2011 and 2012, we completed the Cemig Sales which comprised the following: (i) on June 2, 2011, we sold 50% of our interest in four project companies: STE—Sul Transmissora de Energia S.A. ("STE"), ATE Transmissora de Energia S.A. ("ATE"), ATE II Transmissora de Energia S.A. ("ATE II") and ATE III Transmissora de Energia S.A. ("ATE III"); (ii) also on June 2, 2011 we sold 100% of the share capital of NTE Nordeste Transmissora de Energia S.A. and; (iii) on March 16, 2012, we signed an additional share purchase agreement to sell our remaining 50% interest in project companies STE, ATE, ATE II and ATE III (on June 30, 2012, all closing conditions were fulfilled). See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—Divestments and Business Combinations—Sale of Brazilian Transmission Line Assets" for further discussion.

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

        In December 2012, we were awarded by ANEEL the construction, operation and maintenance of three 500 kV AC power transmission lines, which will cover a total of 2,472 km across 8 states in Brazil.

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

        In February 2013, we were selected by the Peruvian Ministry of Energy and Mining through the private investment promotion agency Pro Inversion, the construction, operation and maintenance of three power transmission lines covering a total distance of 354 km in Peru.

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

        In July 2014, we were awarded our first concessions project for two electricity transmission lines in Asia, specifically in India, representing our first Asian contract. We will be responsible for engineering, designing and constructing two transmission lines totaling 134 km. The first concession is a 400 kV line covering 113.7 km, of which 4.4 km are underground, which will connect Dahej with the city of Vadodara. The second line will have a 220 kV capacity and be 20.62 km long, running between the district of Bhestan and the city of Navsari. Both lines are located in the state of Gujarat and will provide the Vadodara and Navsari districts with a quality energy supply under this concession. The project is expected to benefit around ten million people.

        In November 2014, we were selected by the National Power and Drinking Water Office (ONEE) for a new electricity transmission project in Morocco of 210 km.

        In December 2014, we were selected by Endesa to develop five new electric transmission lines in southern Chile that will connect the Hydro Los Cóndores plant with Ancoa substation. We were also selected by the Oman Electricity Transmission Company for a new power transmission project in Oman. The project consists of an electrical substation and transmission line of 24 km. In addition, we were commissioned by the Talas del Maciel II wind farm, Cadonal, for its second project of this type in Uruguay. Located in the Flores department, the wind farm consists of 25 wind turbines producing a total of 50 MW that will be supplied to Uruguay's national power grid. Cadonal was transferred in the last quarter 2014 to Abengoa Yield, subject to a put option right that allows Abengoa Yield to sell the asset back to us under certain circumstances.

        A complete list of our power transmission line concessions as of December 31, 2014 is set out below:

	Project	Kilometers	Abengoa Stake	Concession-Type Contract	Concessionaire	Status (Operational Start Date)
Brazil	ATE IV (São Mateus)	85	100%	BOOT	ANEEL	Operating (Sept-10)
	ATE V (Londrina)	132	100%	BOOT	ANEEL	Operating (Oct-10)
	ATE VI (Campos Novos)	131	100%	BOOT	ANEEL	Operating (Jan-10)
	ATE VII (Foz do Iguaçu)	115	100%	BOOT	ANEEL	Operating (Aug-09)
	Manaus	586	50.5%	BOOT	ANEEL	Operating (Mar-2013)
	Norte Brasil	2,375	51%	BOOT	ANEEL	Operating (Nov-2014)
	ATE VIII	108	50%	BOOT	ANEEL	Operating (Feb-14)
	ATE XVI	1,816	100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XVII	286	100%	BOOT	ANEEL	Pre-Construction (Q2 2016)
	ATE XVIII	383	100%	BOOT	ANEEL	Pre-Construction (Q1 2016)
	ATE XIX	630	100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XX	541	100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XXI	1,760	100%	BOOT	ANEEL	Pre-Construction (Q3 2016)
	ATE XXII	367	100%	BOOT	ANEEL	Pre-Construction (Q1 2017)
	ATE XXIII	240	100%	BOOT	ANEEL	Pre-Construction (Q3 2018)
	ATE XXIV	195	100%	BOOT	ANEEL	Pre-Construction (Q2 2017)

Total		9,750
Peru	ATN 2(1)	132	40%	BOOT	MEM	Construction (Q2 2015)
	ATN 3(2)	355	100%	BOOT	MEM	Construction (Q3 2016)
Total		487
India	Dgen	115	51%	BOOT	India	Construction (Q3 2017)
Total		115

Total Power Transmission Lines		10,552

  "BOOT" means Build, Own, Operate and Transfer.

  "MEM" means the Ministerio de Energía y Minas.

(1)
Assets expected to be transferred to Abengoa Yield in 2015.

(2)
Projects expected to be transferred to APW1.

Water Infrastructure

        The Water segment had revenue of €40.8 million and Consolidated EBITDA of €26.5 million for the year ended December 31, 2014. In addition, our Water segment had total net fixed assets of €495.9 million as of December 31, 2014.

        Within our Concession-Type Infrastructure activity, our Water segment constructs and operates water generation, transportation and management facilities, including desalination, treatment and water purification plants and water pipelines pursuant to long-term concession agreements. In recent years, the number of partnerships between the public and the private sectors to manage and execute water infrastructure projects on a concession basis has grown significantly. The form of a particular concession may vary significantly depending on the type of project, the country involved, the individual public-private negotiations and the specific purpose of the concession.

        We currently have a portfolio of 12 operational concession projects. We are in the process of constructing two additional concessions in Tenes (Algeria) (200,000 m3/day) and a desalination plant in Nungua (Ghana) (60,000 m3/day). These projects are scheduled to be in operation in 2015. In addition, we have also several plants in pre-construction.

        We have been chosen by the Moroccan National Electricity and Drinking Water Office (ONEE) to construct a new desalination plant in Agadir, Morocco and to operate it for 20 years. The project will draw on Abengoa's technological capabilities, based on a desalination method using a water ultrafiltration pretreatment that will optimize the advanced reverse osmosis process. It will be Morocco's largest capacity desalination plant (100,000 m3/day). We have also been selected to deliver 175,000 m3 per day of water to the city of San Antonio, Texas. We will lead a team of local sub-contractors and consultants within the Vista Ridge Consortium to design, build, finance and operate the infrastructure needed to deliver the water. The water will be delivered from Burleson County and contracted for a period of 30 years.

        The table below shows certain information regarding our current concessions in our Water segment as of December 31, 2014. All such concessions were awarded under BOOT schemes.

Project Name	Location	Type of Plant	Year or Expected Year of Commencement	Duration	Capacity	Abengoa Equity Interest
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.A	Huesca and Lerida, Spain	Hydroelectric plant	1997	50 years	12 GWh/year	95%
Iniciativas Hidroeléctricas, S.A	Seville, Spain	Hydroelectric plant	2003	35 years	10 GWh/year	50%
Almeria	Almeria, Spain	Seawater desalination plant	2005	15 years	50,000 m3/day	50%
Canal de Navarra	Navarre, Spain	Irrigation systems	2006	35 years	14 sectors including 2,611 Ha	10%
Cartagena	Murcia, Spain	Seawater desalination plant	2006	15 years	65,000 m3/day	37.5%
Bajo Almanzora	Almería, Spain	Seawater desalination plant	2007	15 years	45,000 m3/day	40%
Skikda(1)	Skikda, Algeria	Seawater desalination plant	2009	25 years	100,000 m3/day	34.17%
Chennai	Chennai, India	Seawater desalination plant	2010	25 years	100,000 m3/day	25%
Honaine(1)	Honaine, Algeria	Seawater desalination plant	2011	30 years	200,000 m3/day	25.5%
Tenes	Tenes, Algeria	Seawater desalination plant	2014	25 years	200,000 m3/day	49%
Nungua	Nungua, Ghana	Seawater desalination plant	2015	25 years	60,000 m3/day	51%
Agadir	Agadir, Moroco	Seawater desalination plant	2017	20 years	100,000 m3/day	51%
Zapotillo	Jalisco, Mexico	Aqueduct	2017	25 years	3.8m3/sec	100%
San Antonio Water Systems (SAWS)	Texas, USA	Brackish water treatment plant	2019	30 years	168,970 m3/day	51%

(1)
On February 3, 2015, Abengoa Yield completed the acquisition from us of a 25.5% stake in Honaine and a 34.17% stake in Skikda.

Co-generation and other Power Plants

        The Co-generation and other segment had revenue of €32.0 million and Consolidated EBITDA of €3.9 million for the year ended December 31, 2014. In addition, our Co-generation and other segment had total net fixed assets of €322.0 million as of December 31, 2014.

        Within our Concession-Type Infrastructure activity, our Co-generation and other segment participates in public tenders for the development and operation of combined heat and power plants under concession schemes. We also seek opportunities in the private sector.

        In November 2014, we were selected to construct a 20 MW hydroelectric power plant in the Mamacocha River in Arequipa (Peru) for the owner, Hidroelectrica Laguna Azul. The plant will have a total installed capacity of 20 MW and the generated power will be equivalent to the consumption of 10,000 households.

        In December 2014, we signed a memorandum of understanding with the South Korean company Hyundai Engineering & Construction to work together developing power plant projects.

        We are currently developing two additional co-generation units of 240 MW (A3T) and 600 MW (A4T) adjacent to Abengoa Yield's ACT facility in Mexico.

        We also have significant experience in the development, construction and operation of wind farms in Uruguay. We are currently constructing Nicefield, a 70 MW wind farm in Uruguay that also manages two other wind farms (Cadonal and Palmatir) with a total capacity of 100 MW, currently owned by Abengoa Yield (which we have classified as discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations).

Abengoa Yield

        The impact on our revenue and Consolidated EBITDA due to the classification of Abengoa Yield as discontinued operations was €225 million and €226 million, respectively, for the year ended December 31, 2014.

        The portfolio of Abengoa Yield consists of the following assets:

  •
  Renewable energy: renewable energy assets include (i) two concentrated solar power (CSP) plants in the United States, Solana and Mojave, each with an aggregate gross capacity of 280 MW; (ii) two onshore wind farms in Uruguay, Palmatir and Cadonal, with an aggregate gross capacity of 100 MW; (iii) three CSP plants in Spain, Solaben 2/3, Solacor 1/2, and PS 10/20, with an aggregate gross capacity of 231 MW; and (iv) a 34.17% stake and a 25.5% stake in Skikda and Honaine, respectively, two water desalination plants in Algeria, with an aggregate gross capacity of 10.5 Mft3/day.

  •
  Conventional power: the conventional power asset consists of ACT, a 300 MW co-generation plant in Mexico.

  •
  Electric transmission lines: the electric transmission line assets include (i) two lines in Peru, ATN and ATS, spanning a total of 931 miles; and (ii) three lines in Chile, Quadra 1, Quadra 2, and Palmucho, spanning a total of 87 miles.

        In addition, Abengoa Yield owns a preferred equity investment in Abengoa Concessões Brasil Holding ("ACBH"), a subsidiary holding company of Abengoa that is engaged in the development, construction, investment and management of contracted concessions in Brazil, consisting mostly of electric transmission lines.

        This preferred equity investment grants Abengoa Yield the following rights:

  •
  During the five year period commencing on July 1, 2014, Abengoa Yield has the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year. Pursuant to the terms of a parent support agreement entered into on December 9, 2014 by and among Abengoa Yield, ACBH and us, we guaranteed such dividend for the initial five-year period and in the event that, at any point in time, the amount deposited in New York City in U.S. Dollars is lower than the preferred dividend payments that Abengoa Yield has the right to receive as of such time, Abengoa Yield will be able to retain all payments due to us and any of our affiliates, including dividends payable on its shares and payments related to all agreements entered into between Abengoa Yield and/or its subsidiaries and us and/or our affiliates, without affecting their respective obligations to continue performing under the relevant contract. In addition, we have agreed to forego our right to certain dividends from Abengoa Yield if such preferred dividend is not received by it.

  •
  Following the initial five-year period, Abengoa Yield will have the option to (i) remain as preferred equity holder receiving the first $18.4 million in dividends per year that ACBH is able to distribute or (ii) exchange the preferred equity for ordinary shares of specific project companies owned by ACBH.

        The table below provides an overview of Abengoa Yield's current assets (excluding the exchangeable preferred equity investment in Abengoa Concessões Brasil Holding):

Assets	Type	Ownership		Location	Capacity (Gross)	COD	Contract Years Left
Solana	Renewable (CSP)	100	%(1)	Arizona (USA)	280 MW	Q4 2013	29
Mojave	Renewable (CSP)	100%		California (USA)	280 MW	Q4 2014	25
ACT	Conventional Power	100%		Mexico	300 MW	Q2 2013	19
ATN	Transmission line	100%		Peru	362 miles	Q1 2011	27
ATS	Transmission line	100%		Peru	569 miles	Q1 2014	30
Quadra 1 & Quadra 2	Transmission line	100%		Chile	81 miles	Q2 2014 & Q1 2014	21
Palmucho	Transmission line	100%		Chile	6 miles	Q4 2007	23
Palmatir	Renewable (Wind)	100%		Uruguay	50 MW	Q2 2014	20
Solaben 2 & Solaben 3	Renewable (CSP)	70%	(2)	Spain	2x50 MW	Q2 2012 & Q4 2012	24
Cadonal	Renewable (Wind)	100%	(3)	Uruguay	50MW	Q4 2014	20
Solacor 1 & Solacor 2	Renewable (CSP)	74%	(4)	Spain	100MW	Q2 2012 & Q4 2012	24
PS10/20	Renewable (CSP)	100%		Spain	31MW	Q1 2007 & Q2 2009	20
Honaine	Water desalination	25.5%	(5)	Algeria	200 Km3/d	Q3 2014	27
Skikda	Water desalination	34.17%	(5)	Algeria	100 Km3/d	Q1 2009	19

(1)
On September 30, 2013, we entered into an agreement with Liberty Interactive Corporation pursuant to which Liberty agreed to invest $300 million in Class A membership interests of ASO Holdings Company LLC, the parent of Arizona Solar, in exchange for a share of the dividends and the taxable loss generated by the project. Abengoa Yield indirectly owns 100% of the Class B membership interests in ASO Holdings Company LLC.

(2)
Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3. Abengoa Yield holds a 30-year right of usufruct over the remaining shares of Solaben 2 and Solaben 3 and a call option to purchase such shares for one euro during a four-year term.

(3)
Under the terms of a put option agreement entered into with Abengoa Yield in the context of its acquisition of Cadonal, Abengoa Yield has a put right to sell the asset back to us for the same price for which Abengoa Yield acquired it if certain waiver conditions related to the Cadonal financing arrangements are not satisfied by the end of March 2015.

(4)
JGC Corporation, a Japanese engineering company, holds 26% of the shares in each of Solacor 1 and Solacor 2. Abengoa Yield holds a 30-year right of usufruct over the remaining shares of Solacor 1 and Solacor 2 and a call option to purchase such shares for one euro during a four-year term.

(5)
We sold a 25.5% stake in Honaine and a 34.17% stake in Skikda to Abengoa Yield on February 3, 2015.

        In February 2015, Abengoa Yield announced it has reached an agreement with us for the second asset drop-down from Abengoa, the closing of which would be subject to customary conditions, including approvals from financing institutions and, in some cases, from partners. The assets include:

  •
  A 40% equity interest in ATN 2, an 81-mile transmission line in Peru;

  •
  A 20% stake in Shams, a 100-MW solar power asset in the United Arab Emirates and usufruct rights over a 29.6% stake in Helioenergy 1/2 in Helioenergy 1/2, a 100-MW solar power asset in Spain; and

  •
  A 25.5% stake and a 34.17% stake, respectively, in Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day.

        On February 3, 2015, we completed the sale of a 25.5% equity stake in Honaine and a 34.17% equity stake in Skikda and entered into a simultaneous call and put option agreement by which Abengoa Yield has put option rights to require Abengoa to purchase back the assets at the same price paid by it and Abengoa has call option rights to require Abengoa Yield to sell back the assets under certain circumstances during a two-year period.

        The acquisition of the 40% equity interest in ATN2, the usufruct rights over the 29.6% stake in Helioenergy 1/2 and the 20% equity stake in Shams has not been consummated as of the date of this annual report, and is subject to entering into definitive documentation and obtaining certain approvals, including approvals from financing institutions and, in some cases, from partners in joint ventures. In the case of ATN 2, the acquisition is also subject to the beginning of the generation of revenues by the project.

Industry and Competition

        Over the past 36 months, the energy landscape has changed significantly in part due to: political upheaval and civil unrest in certain countries in the Middle East and Africa; the incident at the Fukushima Daiichi nuclear plant in Japan; new moratoria on shale gas drilling in the Canadian province of Quebec and France; expectations regarding economic growth in China; and uncertainty surrounding global agreements regarding greenhouse gas emissions including Canada's withdrawal from the Kyoto Protocol.

        Despite these changes and the uncertain economic environment, world energy demand is expected to increase due principally to demand growth experienced by many large non OECD economies such as China and India (44% and 123% growth, respectively, in energy demand from 2012 to 2040 according to World Energy Outlook 2014) and renewable energy is expected to play a more important role in satisfying energy demands which may lead to more projects available under BOOT schemes.

        According to the International Energy Agency ("IEA"), global energy demand is expected to gradually increase to 18,293 Mtoe by 2040, a 37% increase from 2012. In the same period, demand for renewable energy (wind, solar, geothermal, marine, biomass and hydro) is expected almost double from 1,802 Mtoe in 2012 to 3,455 Mtoe in 2040, and the share of renewables in the electricity generation market is expected to increase from 20.6% in 2012 to 36.8% in 2040 (Source: World Energy Outlook 2014, IEA).

        In order to meet growing energy demand, significant investment must be made in the power sector in order to increase installed production capacity and to expand and improve T&D infrastructure. The IEA estimates a total investment of $20.8 billion for the 2014-2040 period, or an average of $800 billion per year as follows:

  •
  total investment in new power plants estimated at $12,150 billion, out of which $7,577 billion or 61% corresponds to renewables, led by hydro, wind and solar PV;

  •
  total investment in power transmission infrastructure estimated at $8,686 billion globally, of which two thirds takes place in non-OECD countries; and

  •
  total investment in biofuels of $400 billion.

(Source: World Energy Outlook 2014)

        We face several different competitors in our Concession-Type Infrastructure activity. In the Transmission segment, our principal competitors are Eletrobrás, Cemig and ISA. In the Water segment, our principal competitors are Veolia Environnement S.A., Hyflux Ltd., Doosan Ltd., Suez Environnement, S.A, Fisia Italimpianti S.p.A. and Aquatech, Ltd. The principal competitors of our Solar segment along the CSP value chain are Spanish companies ACS, SENER Ingeniería y Sistemas, S.A. ("SENER") and Acciona, and the American companies Florida Power Corporation and The Light Group LLC in the promotion and operation activities, and BrightSource Energy Inc., Ausra/Areva, and SkyFuel Inc. in technology. In PV, there are multiple competitors in both promotion and technology. In the Co-generation and other segment, we have numerous international and regional competitors, including utilities. Our principal competitors in the Spanish co-generation market are Iberdrola Cogeneración, S.R.L.U., Endesa Cogeneración y Renovables, S.A.U., Sacyr Vallehermoso, S.A., Gas Natural SDG, S.A. (Gas Natural Fenosa), DETISA and Dragados, S.A. In the international co-generation market, our competitors include ACS, Iberdrola Ingeniería y Construcción, S.A.U., Cobra Instalaciones y Servicios, S.A., Grupo Isolux Corsán, S.A., Samsung Group and Itochu Corporation.

Customers and Contracts

        Revenue from our Concession-Type Infrastructure activity comes from selling water, electricity, and power transmission line capacity. Our customers vary from governments in countries where feed-in-tariffs are in place (in the case of Spain, utilities are the electricity offtakes; but a government agency pays the tariff and premium), to electrical and water utilities, with which we would typically sign power purchase agreements.

        Our Concession-Type Infrastructure activity primarily utilizes concession contracts, which include the operation and maintenance of the asset for a significant period of time, typically 20 to 30 years. There are several forms of concession contracts, but the most frequently used are BOO and BOOT.

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

        Our Biofuel segment had revenue of €2,136.7 million and Consolidated EBITDA of €271.4 million for the year ended December 31, 2014. In addition, our Industrial Production activity had total net fixed assets of €3,145.8 million as of December 31, 2014.

        The Biofuels segment is dedicated to the production and development of biofuels, primarily ethanol for transport that employs cereal and sugarcane as raw materials. Our ethanol production facilities in Europe, the United States and Brazil have a combined production capacity of 3,045 million liters ("Ml") in operation. We also have a biodiesel plant in Spain, with a capacity of 225 Ml per year. We are the only company with a significant presence in Europe, the United States and Brazil, the three largest biofuel markets in the world.

        Ethanol is used for Ethyl Butyl Ether ("ETBE") production, as a component of all gasoline or for direct blending with gasoline. Biodiesel is used for direct blending with diesel or in a pure form as a substitute for diesel. We also produce by-products from our biofuel production, including DGS, sugar, electricity and carbon dioxide, which are sold to third parties.

        We are Europe's largest bioethanol producer with an annual production capacity of 1,275 Ml. We operate three ethanol plants in Spain in Cartagena, Murcia; Teixeiro, La Coruña; and Babilafuente, Salamanca. These three ethanol plants have a combined annual production capacity of 545 Ml. In addition we operate a fourth plant in Lacq (France), which has an annual production capacity of 250 Ml; a 480 Ml ethanol production capacity plant in Rotterdam (The Netherlands) commenced operation in September 2010 and is Europe's largest ethanol plant by production capacity.

        We also produce biodiesel at a production plant in San Roque, Cádiz (Spain), which began supplying biodiesel in March 2009 and produces 225 Ml of biodiesel annually. This plant is located on the premises of a CEPSA refinery; CEPSA is also the customer for a significant portion of the facility's output.

        We are one of the largest ethanol producers in the United States, with an annual production capacity of over 1,535 Ml. Most of the ethanol produced in the United States is marketed in the form of e10 (90% gasoline and 10% ethanol), although sales of e85 (a mixture of 15% gasoline and 85% ethanol) have been increasing steadily. In 2010, construction work was completed on two 340 Ml production capacity plants located in Madison, Illinois, and Mount Vernon, Indiana; both plants became fully operational in early 2010. In October 2014, the first commercial scale biorefinery facility to produce renewable ethanol fuel from cellulosic plant fiber in Hugoton, Kansas entered into operation.

        We are a significant producer of ethanol and sugar in Brazil, operating three sugarcane ethanol plants which have a crush consumption capacity of 6.2 million tons of sugarcane for the production of approximately 235 Ml of ethanol and a sugar production capacity of 520,000 tons per year. Brazil is one of the world's largest markets for ethanol and ethanol production and is expected to continue as such, due to the success of flex-fuel vehicles that can run on either gasoline or ethanol. Flex-fuel vehicles currently account for nearly 90% of the vehicles sold in Brazil. In 2010, we finished the construction of two energy co-generation units at our sugarcane ethanol plants, each with an installed capacity of 91 MW and one of which can be upgraded to 144 MW. The plants use sugarcane "bagasse" as the raw material to fuel their boilers, which produce the steam to generate electricity and heat for production processes. These plants became operational in August and September 2010, and their excess output is fully connected to the power grid operated by Eletrobrás, a major Brazilian power utility.

        We believe there is a significant market opportunity for us in the second-generation biofuels industry, which utilize biomass rather than cereal and other food crops as the primary raw material. We have invested continually in R&D&i over the past decade and have developed our own proprietary process and enzymes. We have been operating a pilot plant in York, Nebraska (United States) since 2007 and a demonstration plant in Salamanca, Spain since 2009. We completed the construction of our first second-generation commercial plant in Hugoton, Kansas (United States), for which we were awarded $132 million loan guarantee financing from DOE and $88 million in grants since 2007 from the DOE. This plant started operations in October 2014 and will result in significant cost saving, while also providing opportunities to license its biomass technology to third parties. In addition, the plant will position us well to potentially enter the industries of biomaterials and bioproducts.

        In April 2013, we began operating the first demonstration plant using waste-to-biofuels technology. The demonstration plant in Babilafuente (Salamanca, Spain) has the capacity to treat 25,000 tons of municipal solid waste from which up to 1.5 million liters of bioethanol will be produced for use as fuel.

        A list of our biofuel production facilities as of December 31, 2014 is set out below:

Region	Plant	Ethanol Capacity (million liters per year)	Status
Europe	Murcia, Spain	150	Operating since 1999
	La Coruña, Spain	195	Operating since November 2003
	Salamanca, Spain	200	Operating since April 2006
	Lacq, France	250	Operating since June 2007
	Rotterdam, The Netherlands	480	Operating since September 2010
	San Roque, Spain	225 (biodiesel)	Operating since February 2009
United States	York, Nebraska	208	Acquired in November 2001
	Colwich, Kansas	95	Acquired in November 2001
	Portales, New Mexico	114	Acquired in November 2001
	Ravenna, Nebraska	341	Operating since September 2007
	Evansville, Indiana	341	Operating since Q1 2010
	Tricity, Illinois	341	Operating since Q1 2010
	Hugoton, Kansas	95	Operating since Q4 2014
Brazil	São Luis, São Paulo	3 million tons crushed capacity, 91 Ml of ethanol, 275 thousand tons of sugar	Acquired in September 2007
	São João, São Paulo	3.1 million tons crushed capacity, 144 Ml of ethanol, 360 thousand tons of sugar	Acquired in September 2007
	Santo Antonio de Posse, São Paulo	3.1 million tons crushed capacity; 245 thousand tons of sugar	Under leasing agreement

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

        As a result, our trading activities are designed to optimize our operations, grain procurement, hedging and risk. As a risk mitigation element, we set daily limits or "stop losses" for each strategy, depending on the markets in which it operates, the financial instruments purchased and the risks defined in the transaction.

        The term trading includes "buy sell transactions" that we use for a variety of cases and which are used in the ordinary course of our business: (1) short or long positions: we may enter into a buy sell transaction to cover a long or short production position, (2) logistical swaps: we may enter into a buy sell transaction in order to increase margins based on logistics, and (3) market and economic opportunities: our trading department seeks market and economic opportunities that arise. An example is a business opportunity with a third-party to enter into a transaction for a buy sell transaction that is a fully negotiated deal. In the ordinary course of business, we use the same financing policies applicable to the rest of the Group, such as factoring and confirming and other sources of financing, to manage our liquidity position.

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

  Sugar

        In Brazil, we produce sugar from sugarcane grinding. Liquid is separated from bagasse during grinding and undergoes the necessary filtration and chemical processes to neutralize its pH. Currently, we have an estimated 520,000 tons of crystal sugar production, of which most is exported, taking advantage of the optimal location of our plants near ports.

  Electricity

        Some of our biofuel process plants contain co-generation units to produce the necessary steam and electricity to run the ethanol production process. Excess electricity generated is sold to public utilities such as Eletrobrás in Brazil. Each of our plants in Spain and our facility in Rotterdam (The Netherlands) has a gas turbine co-generation plant. Our facilities in Brazil generate steam and heat from the combustion of bagasse obtained after the sugarcane milling process for use in the biofuel production process and in generating electricity. The aggregate amount of capacity from co-generation units was 286 MW as of December 31, 2014. Out of these co-generation units, units with a capacity of 234 MW are operated under long-term contracts, such as feed-in-tariffs or PPAs. However, these are not included in our Concession-Type Infrastructure activity as these are bioethanol assets.

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

Intellectual Property

        Given the progress that we have made in our technology development, in particular in CSP and bioproducts technologies, we have created the office of patents and technological surveillance as a fundamental tool for protecting our intellectual property. The office of patents and technological surveillance determines whether or not to file patents in relation to the knowledge, products and technology that we produce. Currently, we have filed 312 patents, of which 146 have been granted.

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

        Although we take measures to protect our intellectual property, we do not consider that our business is dependent on any single patent or license, new manufacturing process or other types of intellectual property.

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

        We have specifically established within our management regulations, applicable to all of our activities, the obligation to implement environmental management systems certified under the ISO 14001 standard of the International Organization for Standardization. As of December 31, 2014, 85.47% of Group companies, in terms of sales volume, had environmental management systems certified under the ISO 14001 standard and 89.88% held valid ISO 9001 standard certificates for their quality management systems.

Insurance

        We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices in the jurisdictions in which we operate, and consider our insurance coverage to be adequate for our business. Our insurance policies cover employee-related accidents and injuries, property damage, machinery breakdowns, fixed assets, facilities and liability deriving from our activities or products, including environmental liability. We maintain business interruption insurance for interruptions resulting from incidents covered by insurance policies. Our insurance policies also cover directors' and officers' liability and third-party insurance. We have not had any material claims under our insurance policies that would either invalidate our insurance policies or cause a material increase to our insurance premiums. We can provide no assurance, however, that our insurance coverage will adequately protect us from all risks that may arise or in amounts sufficient to prevent any material loss. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in which We Operate—Our insurance may be insufficient to cover relevant risks and the cost of our insurance may increase."

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

  •
  Value creation for stakeholders: To differentiate and individualize the management of the main stakeholders in order to provide the greatest value- add to each one.

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

        We were among the first European companies to have undertaken to voluntarily comply with the SOX requirements regarding auditor attestations as to the effectiveness of our internal controls over financial reporting. Since 2007 voluntarily and from 2014 compulsorily, Abengoa has performed internal control compliance audits in line with the Public Company Accounting Oversight Board ("PCAOB") standards, pursuant to the requirements set forth in Section 404 of SOX. The independent registered public accounting firm's report dated February 23, 2015 for the year ended December 31, 2014, included elsewhere in this annual report, expresses an unqualified opinion on our internal control over financial reporting in relation to our consolidated financial statements as of and for the year ended December 31, 2014. The SOX audits are used to mitigate the risks related to the reliability of financial information, through a combined system of control procedures and activities in key areas of the Company.

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

Regulation

Overview

        We operate in a significant number of regulated markets. Our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructure activity are, in particular, subject to extensive regulation by governmental agencies in a number of the countries in which we operate. The degree of regulation to which our activities are subject varies by country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local levels. In countries such as these, the scope, nature and extent of regulation may differ among the various states, regions and/or localities.

        While we believe the requisite authorizations, permits and approvals for our existing activities have been obtained and that our activities are operated in substantial compliance with applicable laws and regulations, we remain subject to a varied and complex body of laws and regulations that both public officials and private parties may seek to enforce. The following is a description of the primary industry-related regulations applicable to our activities and currently in force in certain of the principal markets in which we operate.

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

  •
  Directive 2009/30/EC establishes a mandatory minimum 6% reduction in the greenhouse gas emissions of road transport in the European Union between 2011 and 2020. It also increases the percentage of ethanol and ETBE that can be used in mixtures with gasoline to operate motor vehicles.

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

        Following the adoption of the Directives, the European Union has adopted a series of regulations in order to correctly implement its policy on the importation of biofuels. For instance, Commission Implementing Regulation (EU) No. 211/2012 classifies a blend of 70% ethanol and 30% petrol as denatured ethanol in the Combined Nomenclature. Council Implementing Regulation (EU) No. 157/2013 of February 18, 2013 imposes a definitive antidumping duty on imports of bioethanol originated in the United States. Similar trade defense actions have been undertaken to protect the European biodiesel market.

Solar Regulation

        The Kyoto Protocol, ratified by the European Union and its Member States on May 31, 2002, imposed on the European Union a target of reducing its emissions of greenhouse gases by 8%.

        On November 26, 1997, the European Union published a report, or White Paper, which outlined a strategy and a community-wide action plan aimed at doubling energy production from renewable energy sources in the European Union from 6% in 1996 to 12% by 2010. The White Paper proposed a number of measures to promote the use of renewable energy sources, including measures designed to provide renewable energy sources better access to the electricity market. The Kyoto Protocol, ratified by the EU and its Member States on May 31, 2002, imposed a target of reducing EU emissions of greenhouse gases by 8%. Currently, the Doha Amendment of the Kyoto Protocol extending the commitment period until December 31, 2020 is in the process of being ratified by the parties.

        Directive 2009/28/EC on the Promotion of the Use of Energy from Renewable Sources of the European Parliament and of the Council of the European Union, or the 2009 Renewable Energy Directive, set mandatory national overall targets for each Member State consistent with at least 20% of EU total energy consumption coming from renewable energy sources by 2020.

Spain

Bioenergy Regulation

        Spanish law on bioenergy either transposes European Directives (see above) or responds to national goals and requirements.

        An example of the former, is Royal Decree 1088/2010, which transposes the specification of petrol in Directive 2009/30/EC to allow for higher blends of ethanol and ETBE in petrol.

        Another example is, Royal Decree 1597/2011 that transposes the biofuel and bioliquid sustainability criteria, and the double counting of some biofuels in Directive 2009/28/EC.

        The primary bioenergy law in Spain is its minimum obligation of biofuel consumption in diesel and petrol. This obligation is reviewed and adjusted frequently. In 2013, the last time it was adjusted (Royal Law Decree 4/2013), the overall obligation was reduced from 6.5% to 4.1%, with concomitant reductions for specific targets in diesel (from 7.0% to 4.1%) and in petrol (from 4.1% to 3.9%).

        In the case of biodiesel, the obligation is filled by the Spanish Government by assigning a specific production quota to individual plants in Spain and in the rest of Europe (Resolution of 24 January, 2014 of the Secretary of State for Energy). The supply of bioethanol to the market, on the other hand, is left unregulated at present.

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

        The Water Law regulates the use of hydraulic public property, in addition to authorizations and public concessions necessary in accordance with Law 22/1988, of July 28, on coasts, and other applicable regulations. The Water Law also regulates hydraulic infrastructures, which are defined as the construction of infrastructure for collection, extraction, desalination, storage, regulation, piping, control and use of water, including its drainage and purification, processing and reuse. In addition, Law 26/2007, of October 23, on environmental responsibility (slightly modified in July 2014 by Law 11/2014) establishes a preventive and reparative administrative responsibility framework, applicable to water operators whose activities impact on the environment.

        The innovations and additions introduced by the Law 11/2014 are essentially:

  1.
  Wider responsibility for the damages caused by the operators in the ecological status of the sea water.

  2.
  A new article which allows the Spanish government to initiate the environmental responsibility procedure and to demand all the prevention measures.

  3.
  Innovation in the mandatory financial guarantee: From now, operators are the ones who have to determinate the minimum amount that will be guaranteed according to the intensity or extension of the potential damage caused. The creation of such guarantee shall be communicated to the competent authority.

  4.
  Elimination of the use of the Environmental Damages Compensation Fund (created by the Insurance Compensation Consortium) in the event of insurance companies' insolvency.

  5
  Procedural amendments: For instance, new previous proceeding in the event of an environmental responsibility procedure initiated by an interested third party.

  6.
  Modification of other laws: (i) Law 34/2007, on Air Quality and Atmospheric Protection and (ii) Law 10/2001, on Spain's National Hydrological Plan.

Solar Regulation

Overview

        The 2009 Renewable Energy Directive set mandatory national overall targets for each Member State consistent with at least 20% of EU total energy consumption coming from renewable energy sources by 2020. In order to comply with these mandatory renewable energy targets, all EU Member States, including Spain, were required to develop a national action plan, called a National Renewable Energy Action Plan, or NREAP. Spain's NREAP was issued on June 30, 2010 and sent to the European Commission.

        In its NREAP, Spain set a target of 22.7% for primary energy consumption to be supplied by renewable energy sources and a target of 42.3% of total electricity consumption to be supplied by renewable energy sources by 2020.

        In 2011, a new Renewable Energies Plan, referred to as REP 2011-2020, was developed by the European Parliament and the Council of the European Union under the 2009 Renewable Energy Directive that added a new target to the 2009 Renewable Energy Directive, a minimum of 10% of transportation energy consumption to be supplied from renewable energy sources in each Member State by 2020.

        In Spain, these targets mean that energy from renewable sources should represent at least 20% of total energy consumption by 2020, consistent with the EU target, with a minimum of 10% of transportation consumption to be derived from renewable sources by that same year.

        Article 3.3.(a) of the 2009 Renewable Energy Directive states that in order to reach the targets set for 2020, Member States may apply support schemes and incentives for renewable energy. These support systems or incentives are different in each country, but the most common are:

  •
  Green certificates.  Producers of renewable energy receive a "green certificate" for each Mwh they generate and suppliers of energy have an obligation to purchase part of the energy that they supply from renewable sources.

  •
  Investment grants and direct subsidies.  These help defray the costs of installing renewable energy generation plants.

  •
  Tax exemptions or relief.  These include ITCs, cash grants in lieu of tax credits and accelerated depreciation, among others.

  •
  System of direct support of prices.  These include regulated tariffs and premiums and involve a regulatory guarantee to purchase energy generated by a renewable energy plant for an allotted period of time at a fixed tariff per kWh, for a maximum annual number of hours, so that the producer is ensured of a reasonable return on its investment.

Solar Regulatory Framework

        The applicable legal framework for Solar Power plants already in operation is set out in four primary legal instruments:

  •
  Royal Decree-law 9/2013, of July 12, containing emergency measures to guarantee the financial stability of the electricity system, referred to as Royal Decree-law 9/2013;

  •
  Law 24/2013, of December 26, the Electricity Sector Act, referred to as the Electricity Act;

  •
  Royal Decree 413/2014, of June 6, regulating electricity production from renewable energy sources, combined heat and power and waste, referred to as Royal Decree 413/2014; and

  •
  Ministerial Order IET/1045/2014 of June 16, published on June 20, 2014, approving the remuneration parameters for standard facilities, applicable to certain electricity production facilities based on renewable energy, cogeneration and waste, referred to as Revenue Order.

Primary Rights and Obligations under the Electricity Act

        The Electricity Act eliminates a previously existing distinction between ordinary electricity producers and those using renewable energy sources in their production of electricity, though it continues to recognize the following rights for producers with facilities that use renewable energy sources:

  •
  Priority off-take. Producers of electricity from renewable sources will have priority over conventional generators in transmitting to off-takers the energy they produce over conventional generators under equal market conditions, subject to the secure operation of the national electricity system and based on transparent and non-discriminatory criteria.

  •
  Priority of access and connection to transmission and distribution networks. Producers of electricity from renewable energy sources will have priority in obtaining access and connecting to the grid,

    subject to the terms set forth in the regulations, on the basis of objective, transparent and non-discriminatory criteria.

  •
  Entitlement to a specific payment scheme. Producers of electricity from renewable sources will receive specific reimbursement that shall not exceed the minimum amount necessary to cover their costs. This enables them to compete on a level playing field with the other, non-renewable technologies on the market while achieving a reasonable return on investment.

        The significant obligations of the renewable energy electricity producers under the Electricity Act include a requirement to:

  •
  Offer to sell the energy they produce through the market operator even when they have not entered into a contract and so are excluded from the bidding system managed by the market operator.

  •
  Maintain the plant's planned production capacity. Power lines, which include connections with the transmission or distribution network and transformers, are considered part of the production facility.

  •
  Contract and pay the corresponding fees, whether directly or through their representatives, to the transmission or distribution companies to which the renewable energy facilities are connected in order for their power to be fed into the grid.

Registration on Public Registers

        The Electricity Act and Royal Decree 413/2014 require electricity generation facilities to be entered on the official register of electricity production plants maintained by the Ministry of Industry, Energy and Tourism.

        The autonomous regions may keep their own registers of electricity generation plants they have authorized if such plants have a capacity of 50 MW or less. The registration details of these plants must be provided to the Ministry of Industry, Energy and Tourism electronically.

        To receive their facility-specific reimbursement, renewable energy facilities are required under the Electricity Act and Royal Decree 413/2014 to be listed on a new register entitled the Specific Payment System Register, Registro de Regimen Retributivo Especifico. Unregistered plants will only receive the pool price.

        The first transitional provision of Royal Decree 413/2014 states that power plants based on renewable sources recognized under the previous economic regime have been automatically included in the Specific Payment System Register.

Change of Compensation System Applicable to Concentrating Solar Power Plants

        Royal Decree-law 9/2013 introduced a change in the payment system applicable to existing electricity production facilities using renewable energy sources to guarantee the financial stability of the electric system. The purpose of Royal Decree-law 9/2013, which entered into force on July 14, 2013, was to adopt a series of measures to ensure the sustainability of the electric system and to combat the shortfalls between electricity system revenues and costs, referred to as the tariff deficit.

        The measures adopted were focused primarily on the following areas: (i) the legal and financial regime for existing electricity production facilities using renewable energy sources, co-generation and residual waste; (ii) the remuneration regime for transport and distribution activities; (iii) Spain's guarantee of the Securitization Fund to cover the tariff deficit; and (iv) certain aspects related to capacity payments, assumption of the cost of the subsidized tariff and a review of access charges.

        Royal Decree-law 9/2013 established an entirely new remuneration system, abolishing the remuneration system based on a regulated tariff applicable to electricity production facilities using renewable energy sources (including facilities in operation at the time that Royal Decree-law 9/2013 entered into force).

        Prior to the adoption of Royal Decree-law 9/2013, electricity production facilities using renewable energy sources received revenues tied to their electricity produced according to their power output. This involved receiving feed-in tariffs, in €/kWh, that were split into two components: (i) the pool price of electricity and (ii) an equivalent premium, consisting of the difference between the pool price and the set feed-in tariff for each type of plant (feed in tariff = pool price + equivalent premium). This revenue was received for a maximum annual number of hours and for a pre-determined number of years, depending on the technology used in each case. For any additional hours produced, producers received the pool price.

        The repealed economic scheme was applied on a transitional basis until new provisions were approved to fully implement the new remuneration system. Settlements made after July 14, 2013 were made in accordance with the previous regime until the new implementing regulations have been adopted. However, following the implementation of these new regulations, payments made during this interim period will be recalculated in accordance with the new regulations. The difference between the amounts received under the prior regime and those calculated under the new regime will be deducted from the first six settlements that follow the approval of the new implementing regulations.

New System

        According to Royal Decree-law 413/2014, producers now receive: (i) the pool price for the power they produce and (ii) a payment based on the standard investment cost for each kind of plant (without any relation whatsoever to the amount of power they generate). This payment based on investment (in €/MW of installed capacity) is supplemented (in cases of technologies with running costs in excess of the pool price) with an "operating payment" (in €/MWh produced).

        The principle driving the new economic regime imposed by Royal Decree-law 413/2014 is that the incentives that an electricity producer receives should be equivalent to the costs that they are unable to recover on the electricity market where they compete with non-renewable technologies. The new economic regime seeks to allow a "well-run and efficient enterprise" to recover the costs of building and running a plant, plus a reasonable return on investment (project internal rate of return).

        According to Royal Decree 413/2014, the remuneration for investment in respect of plants that were already in operation during the first statutory period (from July 14, 2013 to December 31, 2019) is calculated as follows:

  •
  The "standard per-MW investment value" is added to the "standard per-MW operating cost" (both updated from July 2013 with a 7.398% rate of return); i.e., what it would have cost a well-run and efficient enterprise to build, maintain and run the facility from its start-up until the time Royal Decree-law 9/2013 came into force.

  •
  From the resulting total, the "standard per-MW total revenue valued at the electricity pool price," earned by each type of plant from its start-up through entry into force of Royal Decree-law 9/2013, also updated applying the 7.398% rate of return is subtracted.

  •
  The result (the standard per-MW investment value plus standard per-MW operating cost minus standard per-MW total revenue) is the "net investment value," i.e., the costs unrecovered by the plant owner as of July 14, 2013.

  •
  Payments for investment to be made after Royal Decree-law 9/2013 came into force and during every year of a plant's remaining statutory useful life are calculated by (a) adding the net investment value (calculated as explained above) to the "expected operating costs until the end of the asset's statutory useful life;" and (b) deducting the "expected revenue on the market up to that same point in time" (in both cases, the amount would be discounted to July 2013 by applying the 7.398% rate of return). The annual amount to be received would be calculated so that it would be the same amount every year until the end of the statutory useful life.

        Accordingly, under Royal Decree 413/2014, the returns received by the owners of plants in excess of 7.398%, from start-up until Royal Decree-law 9/2013 took effect, would serve to reduce the unrecovered net investment value as of July 14, 2013.

        Operating payments will only be available for those facilities whose costs exceed the estimated average pool price. However, the Ministry of Industry, Energy and Tourism can cap operating payments at a maximum number of hours.

Payment Factors for Concentrating Solar Power Plants

        The payment system applicable for each plant is based on various criteria considered by the Ministry of Industry, Energy and Tourism and includes the specific technology used, amount of power produced relative to operating costs, age of the facility and any other differentiating factor deemed necessary to consider in applications of the payment system.

        Revenue Order recognizes six types of solar thermal plants: (i) parabolic trough collectors without a storage system, (ii) parabolic trough collectors with a storage system, (iii) central or tower receivers without a storage system, (iv) central or tower receivers with a storage system, (v) linear collectors and (vi) solar-biomass hybrids.

        To determine the payment system applicable to each plant, the following factors are considered:

  •
  Net investment value. This consists of a standard amount per MW for each type of plant, calculated by the method set out in Royal Decree 413/2014, which is the amount invested in the plant and not depreciated as of July 14, 2013.

  •
  Useful life of the plant. For solar thermal plants this is 25 years.

  •
  Return on investment. Considering the net asset value determined on the basis of a standard cost per MW built, an amount is set per unit of power, which enables investment costs that cannot be recovered through the pool price to be recouped over the useful life of the plant.

  •
  Operating remuneration. An amount is set per unit of power and hour that, added to the pool price, enables the producer to recoup all the plant's operating and maintenance costs. Operating expenses include the cost of land, electricity, gas and water bills, management, security, corrective and preventive maintenance, representation costs, the Spanish tax on special immovable properties, insurance, applicable generation charges and a generation tax which is equal to 7% of total revenue.

  •
  Maximum number of operating hours. A maximum number of hours is set for which each plant type can receive the operating subsidy.

  •
  Operating threshold. Plants must operate for more than a set number of hours per year to receive the return on investment and operating subsidy.

  •
  Minimum operating hours. Plants that cross the operating threshold but operate for fewer hours than the annual minimum hours receive a lower subsidy.

Regulatory Periods

        Payment criteria are based on prevailing economic conditions in Spain, demand for electricity and reasonable profits for electricity generation activities and can be revised every six years. The first regulatory period commenced on July 14, 2013, the date on which Royal Decree-law 9/2013 came into force, and will end on December 31, 2019.

        The definitions and values of all payment criteria can be changed at the end of each regulatory period, except for a plant's useful life and the value of a plant's initial investment that is recouped through the specific return on investment.

        Unless reviewed, payment criteria will be considered to be extended for the subsequent regulatory period.

Reasonable Rate of Return

        Article 14 of the Electricity Act provides that a reasonable return on investment is calculated on the basis of the average pre-tax yield of Spanish government 10-year bonds on the secondary market.

        For plants that are already in operation, the reasonable return over the regulatory life of the plants is based on the average pre-tax yield on Spanish government 10-year bonds on the secondary market for the preceding 10 years, plus 300 basis points.

        Annex III of the Revenue Order specifies that the 10-year average yield for the 10-year bond is 4.398%, which, increased by 300 bps, results in 7.398% per annum.

        Under no circumstances will amounts received by producers for electricity generated before July 14, 2013 be required to be returned or reimbursed under the new system.

        Before the start of a new regulatory period, a revised reasonable return can be established for each plant type, calculated as the average yield on Spanish government 10-year bonds on the secondary market in the 24 months through the month of May preceding the new regulatory period, plus a spread.

        This spread is based on the following criteria:

  •
  Appropriate profit for this specific type of renewable electricity generation and electricity generation as a whole, considering the financial condition of the Spanish electricity system and Spanish prevailing economic conditions; and

  •
  Borrowing costs for electricity generation companies using renewable energy sources with regulated payment systems, which are efficient and well run, within Europe.

        The next regulatory period will begin on January 1, 2020.

Funding the Tariff Deficit

        The Electricity Act also states that from January 1, 2014, tariff deficit amounts would no longer be paid for, as they had been previously, by the five major Spanish utilities. Instead, they will be paid by the companies that receive "regulated payments," including distributors, transportation companies, producers of electricity from renewable plants, companies receiving capacity payments and others. Each of these entities will temporarily fund the tariff deficit in proportion to the costs that they represent for the electricity system in a given year and can recover these contributions in the following five years, plus interest at a market rate.

        According to the Electricity Act, tariff deficit cannot exceed 2% of the estimated system revenues for each year. Furthermore, the accumulated debt due to previous years' deficit cannot exceed 5% of the estimated system revenues for that period. If these thresholds are exceeded, the Spanish government is forced to review the access fees so that the system revenues increase accordingly.

Access Fee

        Royal Decree-law 14/2010 was passed in order to eliminate the shortfalls between electricity system revenues and costs, referred to as the tariff deficit in the electricity sector.

        The First Transitional Provision of Royal Decree-law 14/2010 provided that the owners of electricity production facilities pay a fee for access to the grid to the transmission and distribution companies (this access previously having been provided at no cost) from January 1, 2011. During the interim period, the access fee payable is: (i) calculated at €0.5 per MWh delivered to the network or (ii) any other amount that the Ministry of Industry, Energy and Tourism establishes.

        Royal Decree 1544/2011 implemented the First Transitional Provision of Royal Decree-law 14/2010 and confirmed the interim access fee imposed on electricity producers (€0.5 per MWh), subject to the adoption of a final method for calculating the access fee.

Calculation methodology for power attributable to fuels

        On October 16, 2014, Ministerial Order IET/1882/2014 of October 14 was published, which established the methodology for the calculation of power attributable to the use of fuels in thermoelectric solar plants.

Electricity Sales Tax

        On December 27, 2012, the Spanish Parliament approved Law 15/2012, which became effective on January 1, 2013, or Law 15/2012. The aim of Law 15/2012 is to try to combat the problem of the so-called tariff deficit, which reached approximately €28 billion as of December 2013.

        Law 15/2012 provides for an electricity sales tax which is levied on activities related to electricity production. The tax is triggered by the sale of electricity and affects ordinary energy producers and those generating power from renewable sources. The tax, a flat rate of 7%, is levied on the total income received from the power produced at each of the installations, which means that every calendar year, Concentrating Solar Power plants will be required to pay 7% of the total amount which they are entitled to receive for production and incorporation into the electricity system of electric power, measured as the net output generated.

Tax Incentive of Accelerated Depreciation of New Assets

        Tax-free depreciation was permitted on investments in new material assets and investment properties used for economic activities acquired between January 1, 2009 and March 31, 2012.

        In accordance with Law 27/2014, of November 27 of corporate income tax ("LIS"), taxpayers who made investments from January 1, 2009 to March 31, 2012 in new material assets and investment properties used for economic activities and have amounts pending application, are permitted to keep taking free depreciation for those assets.

        However, for fiscal periods commencing in 2015, the following limitations apply:

  •
  Investments made in accordance with 11th Aditional Disposition of Legislative Royal Decree 4/2004 of March 5 (in the wording provided by Royal Decree-Law 6/2010): 40% of the tax base before the depreciation, the integration of article 11.12 LIS and the offset of tax losses.

  •
  Investments made in accordance with 11th Aditional Disposition of Legislative Royal Decree 4/2004 of March 5 (in the wording provided by Royal Decree-Law 13/2010): 20% of the tax base before the depreciation, the integration of article 11.12 LIS and the offset of tax losses.

        These limitations do not apply in respect of companies that meet the requirements set forth in article 108.1 of Royal Decree 4/2004 of March 5 related to the special rules for enterprises of a reduced size.

        Most of the investment in Solaben 1/2/3/6, Helioenergy 1/2, Solacor 1/2, Solnova 1/3/4, Helios 1/2 and Solar Processes, S.A. was undertaken within the regime that applied between January 1, 2009 and March 31, 2012.

  Tax deductions for research, development and innovation

        The tax deduction for R&D&i is regulated in Article 35 of LIS. For purposes of the deduction, the definitions of each of the concepts of research, development and technological innovation in Article 35 of the LIS are of significant importance, which differentiates between research and development and the concept of technological innovation. Article 35 of LIS states explicitly that certain specific activities are considered research and development for purposes of the deduction. Expenses relating to the qualifying R&D activities are entitled to a 25% deduction for the period in which they were incurred (or 42% for those expenses that exceed the average expenditure over the preceding two years for this purpose), provided that such expenses were incurred in accordance with cost accounting and were specifically undertaken in connection with identified projects. In addition, investments in tangible fixed assets and intangible assets made in connection with R&D are entitled to a deduction of 8% and expenditures corresponding to qualified personnel exclusively engaged with the R&D are entitled to a deduction of 17%.

        Expenditures associated with technological innovation activities are entitled to a deduction of 12% for the period in which they were incurred, provided that such expenses were incurred in accordance with cost accounting and were specifically undertaken in connection with identified projects. These deductions may be applied in assessments of tax periods that end in the 18 years subsequent to the tax period in which they were generated, provided that the other requirements of the corporate income tax regulations are complied with.

        At the discretion of the tax payer, under certain circumstances, upon a 20% reduction of the R&D&i tax deduction, this deduction will not be subject to the ordinary limitations in the application of tax deductions and in case of lack of tax quota in the period in which to apply this tax deduction, it will be refundable in cash. The maximum R&D&i joint tax deduction either applicable or refundable is €3 million per year for R&D activities and €1 million per year for technological innovation.

United States Regulations

        Our operations within the Biofuels segment of our Industrial Production activity and the Solar segment of our Concession-Type Infrastructure activity are subject to significant regulation in the United States.

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

        In November 2013, the EPA proposed a draft volume requirement for 2014 which would reduce both cellulosic and advanced biofuels, as well as total biofuels requirements from the very aggressive statutory requirements. After receiving hundreds of thousands of comments on the proposal, the EPA elected to withdraw their proposal and is now giving the matter further consideration. The EPA has indicated that they will release a multiple-year rule in the summer of 2015 that will finalize volume requirements for the years 2014-2016. The ethanol industry is lobbying for the EPA to change not just the numbers that it originally proposed, but also the methodology behind the EPA's proposal, arguing that the law does not give the EPA authority to reduce statutory volumes for any reason related to infrastructure, but only for lack of supply. Regardless of the final numbers proposed by the EPA, the RFS is still a major market driver for ethanol and other renewable biofuels, and is expected to remain so through the sunset of the law in 2022.

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

        While the 2008 Farm Bill expired in 2013, most of these programs were renewed in new Farm Bill legislation that was passed by Congress and signed into law on February 7, 2014. This law is officially titled the "Agricultural Act of 2014", and provides a five year extension of the Energy Title programs referenced above $881 million in mandatory funding for those programs and an extension of many of the programs to also include production of biochemicals and bioproducts (in addition to just biofuels).

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

        The DOE, acting pursuant to Section 1705 of EPACT 2005 (as amended by the American Reinvestment and Recovery Act ("ARRA")), guaranteed loans to certain eligible projects, including "[l]eading edge biofuel projects that will use technologies performing at the pilot or demonstration scale that the Secretary determines are likely to become commercial technologies and will produce transportation fuels that substantially reduce life-cycle greenhouse gas emissions compared to other transportation fuels." In order to have qualified for a guarantee under the Section 1705 Program, physical construction must have commenced at the primary site of the project on or before September 30, 2011. National Environmental Policy Act ("NEPA") review must have been completed prior to the issuance of a loan guarantee. Loan guarantees under Section 1705 were limited to projects meeting the prevailing wage requirements set forth in the Davis-Bacon Act of 1931. The DOE loan guarantees were issued to bio-refineries located in Hugoton, Kansas (Abengoa) and Emmetsburg, Iowa. A number of industry associations representing bioenergy producers asked the government to make changes to the loan guarantee program, including stipulating that the existence of the RFS suffices to show that there is a reasonable prospect that advanced biofuel makers will be able to repay loans, extending the September 2011 construction commencement deadline, and carving out loan guarantee funds that would be dedicated to bio-energy projects. Additionally, the DOE announced in mid-2014 two new loan guarantee program solicitations that have substantial funding available for loans that could be relevant to the biofuels space. The largest program is the Advanced Technology Vehicles Manufacturing (ATVM) program, which is intended to provide loans for the development of vehicles (or fuels)

that improve vehicle fuel economy. Additionally, DOE's Renewable Energy and Efficient Energy Projects program was granted funding to promote the development of clean energy technologies that avoid, reduce, or sequester air pollutants or anthropogenic emissions of greenhouse gases. Both of these programs could provide incentives to biofuel producers (including Abengoa) who are developing new technologies in areas such as "waste to biofuels," efficiency improvements, or drop in biofuels.

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

        The EPA possesses authority under the CAA to regulate fuels and fuel additives, and the EPA until October 13, 2010 limited gasoline composition to 10% ethanol for most vehicles. In 2010 and 2011, the EPA announced their approval of increased ethanol blends in gasoline up to 15% (E15) for use in 2001 and newer model year vehicles. However, there were still some hurdles to overcome before E15 could actually be blended and sold. During 2012, the EPA satisfied all of these final technical federal requirements (including approval of health effects testing data and a formal Misfueling Mitigation Plan) which allowed the first gallons of E15 blend gasoline to be sold in approximately 10 states in 2013. Other states have followed and now E15 can be legally used in approximately 80% of the vehicles on the road in the US today. Additionally, millions of those vehicles are specifically designated as Flex Fuel Vehicles (FFVs) and can use an 85% ethanol fuel known as E85. This positive actions by the EPA continue to help open up more ethanol demand and should ultimately have a positive effect on ethanol prices.

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

        The most significant piece of state legislation for the ethanol industry continues to be the ongoing implementation by California of its Low Carbon Fuel Standard ("LCFS") Legislation. On April 23, 2009 California adopted its draft plan to reduce emissions under a LCFS which is being implemented pursuant to a 2007 Executive Order and supporting state legislation. The goal of this law is to reduce emissions from California's transportation fuels by at least 10% by 2020.

        California, like the EPA in its proposed rules implementing the Federal RFS, acknowledges that most ethanol use results in a reduction of lifecycle greenhouse gas ("GHG") emissions when compared to gasoline. However, attribution of an impact factor for Indirect Land Use Change ("ILUC") emissions under California's current rule resulted in the conclusion that ethanol's total GHG emissions are only marginally better than gasoline, and in some specific cases could be worse.

        The ethanol industry continues to negotiate with and offer technical support to California to establish that California has improperly attributed these ILUC emissions to ethanol alone and that indirect effects are not calculated or attributed to gasoline or any other fuels. In fact, The California Air Resources Board ("CARB") appointed an Expert Working Group ("EWG") to continue to evaluate these carbon intensity numbers, and that group has made a formal recommendation that CARB significantly reduce the ILUC emissions attributed to ethanol fuels. However, CARB has not yet made any voluntary decision regarding modifications to the rules despite the volume of evidence submitted questioning their initial conclusions.

        A lawsuit filed against the state of California by the ethanol and petroleum industries has now been resolved in favor of California, and the state is proceeding to implement the LCFS, although it is still evaluating the industry's request for reduction of the ILUC penalty in its analyses.

        LCFS programs have the potential to be extremely beneficial for the ethanol industry as they recognize ethanol's significant benefits in reducing direct GHG emissions when compared to conventional petroleum based fuels. However, if the California LCFS is implemented as currently proposed, the impact on Abengoa Bioenergy will be both negative (in that the California fuel market will be more difficult to access for most Midwestern grain ethanol), and also positive (in that Abengoa Bioenergy produces a lower carbon ethanol than some other ethanol manufacturers, and an extremely low carbon cellulosic ethanol from its new Hugoton, KS facility, which could give the Company an advantage over other Midwestern ethanol in the California market).

        In addition to California, other states in both the Northwest and the Northeast have made substantial progress towards the potential implementation of similar LCFS programs. The strongest of these programs currently is being initiated by the state of Oregon. In January 2015, the Oregon Environmental Quality Commission approved phase 2 of the Oregon Clean Fuels Program, putting their LCFS program on course to go into effect on February 1, 2015. The Oregon legislature must now act to remove the sunset date of the program. If this sunset date is not removed, the program will expire at the end of 2015, before phase 2 can begin.

        The Oregon program is similar to California's LCFS, but perhaps more favorable for ethanol producers in the way it estimates carbon intensity. Specifically, the Oregon rule:

  •
  establishes clean fuel standards to reduce greenhouse gas emissions ("GHG") from Oregon's transportation fuels by 10% from the baseline in 2015. Compliance will be 2016 through 2025;

  •
  requires importers of transportation fuels to reduce the average carbon intensity of fuels they provide in Oregon;

  •
  allows providers of clean fuels to generate and sell clean fuel credits for the fuels they provide in Oregon; and

  •
  creates fuel supply and price deferrals to contain the program's cost.

        This approval is a positive step in an individual state's attempt to reduce GHG emissions in its fuel supply, and if implemented should result in the creation of another good market for ethanol fuels.

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

Federal Tax Incentives

        The federal tax credits available to producers of biofuel vary according to the type of biofuel produced and the feedstock used to produce that fuel. Producers of blended fuel mixtures were eligible for an excise or income tax credit of $0.45 per gallon of ethanol (regardless of feedstock) that was blended with gasoline and sold or used as fuel in a trade or business, but these credits expired on December 31, 2011. Producers of cellulosic biofuel, such as ethanol produced from wood chips and plant wastes, were eligible for a maximum $1.01 per gallon tax credit, which has been renewed from year to year by Congress, but which most recently expired on December 31, 2014. Blenders of biodiesel and renewable diesel fuel were eligible for a tax credit of $1.00 per gallon blended into motor fuels, but these credits also expired on December 31, 2014.

Accelerated Depreciation

        Owners of eligible biofuel property may also benefit from accelerated depreciation of the property over a five-year period under the Modified Accelerated Cost Recovery System ("MACRS") under the United States Internal Revenue Code of 1986, as amended. In addition, some property used in biofuel projects may qualify for bonus depreciation for equipment placed in service before January 1, 2015. Under the same statute a deduction of 50% of the cost of qualifying property is permitted in the first year for property placed in service in 2014. Bonus depreciation under this statute has also been renewed annually for several years, and most recently expired on December 31, 2014.

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

        If the criteria for market-based rate authority are not met, FERC has the authority to impose conditions on the exercise of market rate authority that are designed to mitigate market power or to withhold or rescind market-based rate authority altogether and require sales to be made based on cost-of- service rates, which could in either case result in a reduction in rates. FERC also has the authority to assess substantial civil penalties (up to $1.0 million per day per violation) for failure to comply with tariff provisions or the requirements of the FPA.

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

  Investment Tax Credit

        Owners of eligible solar energy property (which includes most kinds of solar energy generation equipment) that is placed in service before January 1, 2017 generally may claim a one-time federal income investment tax credit ("ITC") equal to 30% of the tax basis of the eligible property. An owner of eligible solar energy property who claims the ITC must reduce the tax basis of the eligible property by an amount equal to one half of the credit. The ITC is subject to recapture (in declining amounts) if the owner sells or ceases use of the property during the five-year period following the placed-in- service date. Once the 30% ITC expires at the end of 2016, the permanent 10% ITC shall remain in effect.

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

        Certain legislation required a mandatory sequestration of discretionary spending if U.S. Congress failed to reach an agreement on a deficit-reducing budget by March 1, 2013. Because U.S. Congress did not approve the requisite budget by that deadline, President Obama signed a sequestration order. Under the current sequestration rules, every final decision by Treasury in respect of a Cash Grant, evidenced by an award letter that is delivered to a cash grant applicant on or after October 1 2013 through September 30, 2014, will reflect a 7.2% reduction in the Cash Grant award amount. For cash grant award letters issued on or after October 1, 2014 through September 30, 2015, the Office of Management and Budget has estimated that the sequestration reduction will be 7.3%. This reduction applies regardless of the date on which the application for a Cash Grant was received by Treasury.

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

  DOE Research Grants, State Energy Funding, Workforce Training, and Other Initiatives under the ARRA

        The DOE received funding under the ARRA, which it has disbursed or is in the process of disbursing to increase solar power production. Some funds were allocated as grants to support research, development, demonstration, and deployment projects. Funds were awarded to states on the basis of their electric consumption to fund energy efficiency, renewable energy, and other energy programs. ARRA funds were allocated with the purpose of providing workforce training with respect to renewable energy and energy efficiency. A number of initiatives were funded by the DOE with ARRA monies, including initiatives addressing solar market transformation, the integration of PV generation into the distribution system, and base load CSP generation.

  U.S. State-Level Incentives

        In addition to federal legislation, many states have enacted legislation, principally in the form of renewable portfolio standards ("RPS"), which generally require electric utilities to generate or purchase a certain percentage of their electricity supplied to consumers from renewable resources. In certain states, it is not only mandatory to meet these percentages from renewable resources, which in general are on the increase, but also electric utilities may be required to generate or purchase a percentage of their electricity supplied to consumers from specific renewable energy technologies, including solar technology. Depending upon the state, various certifications, permits, contracts and approvals may be required in order for a project to qualify for particular RPS programs. Some states, for example, require that only renewable energy generated in-state counts towards the RPS. According to the Database of State Incentives for Renewable Energy, as of August 2014, 49 states and U.S. territories have adopted some type of RPS standards. Although there is currently no federal RPS program, there have been proposals to create a federal RPS standard for renewable energy.

        Renewable Energy Certificates ("RECs") are typically used in conjunction with RPS programs as tradable certificates demonstrating that a certain number of kWh have been generated from renewable resources. Under many RPS programs, a utility may generally demonstrate, through its ownership of RECs, that it has supported an amount of renewable energy generation equal to its state-mandated RPS percentage. The sale of RECs can represent a significant additional revenue stream for renewable energy generators. In RPS states where a liquid REC market does not exist, renewable energy can be bought or sold through "bundled" power purchase agreements, where the power purchase agreement price includes the price for renewable energy attributes. Some states require that RECs and the associated electricity be purchased together in order to count towards the RPS. In states that do not have RPS requirements, certain entities buy RECs voluntarily. These RECs generally have lower prices than RECs that are used to meet RPS obligations. The price of RECs can vary significantly, depending on their availability, which in turn depends upon the amount of renewable generation that has been put in service in a state that has implemented RPS requirements. In some states, the number of successful projects has generated more RECs than required to meet the applicable RPS requirements for a given year or years, leading to steep drops in the market price for RECs. Additionally, demand for RECs can be driven by requirements (such as those imposed under the California Environmental Quality Act) that development projects mitigate potential significant GHG impacts identified in connection with environmental clearances.

        Effective December 10, 2011, California enacted legislation that increases its existing RPS to 25% by 2016 and 33% by 2020, and expands the program to cover publicly-owned utilities, in addition to investor-owned utilities ("IOUs"). In addition, the California Solar Initiative ("CSI") sets a goal of 1,940 MW of solar capacity by the end of 2016. The CSI provides monetary incentives for solar installation between 1 kW and 5 MW in size as well as grants for research, development, and demonstration. California's feed-in tariff program obligates IOUs to purchase solar generation at a standard price until a purchase threshold is crossed. Colorado set an RPS of 30% by 2020 for IOUs, permits the trading of RECs, and requires that 3% of the RPS be met by distributed generation in 2020 for IOUs. Arizona set an RPS of 15% by 2025, with 30% of the RPS to be met from distributed generation. A Texas law signed in August 2005 requires that 5,880 MW of new renewable generation be built by 2015. The law also set a target of having 10,000 MW of renewable generation capacity by 2025. Additionally, Texas law establishes a minimum of 500 MW of non-wind renewable generation, and doubles the RPS compliance value provided by non-wind generation.

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

        A project that is located on federal land (as well as other projects involving federal agency action) must comply with NEPA, which requires assessment of the project's environmental impacts and includes public review and involvement. If a project does not fall under a categorical exclusion or exemption, then an environmental assessment ("EA") or an environmental impact statement ("EIS") must be prepared. An EA is the less rigorous assessment, can take approximately six months to complete, and will result in either a finding of no significant impact ("FONSI") or a finding that significant impacts are likely. If a FONSI is issued, NEPA review is complete. If, on the other hand, the EA finds significant impacts to be likely, an EIS must be prepared (which can take a year or longer) describing the environmental impact of the project and possible alternatives. The DOE and the BLM jointly prepared a solar energy programmatic environmental impact statement ("Solar PEIS") in order to facilitate the permitting and sponsoring of large scale solar electric power plants on public lands in the Western United States. The DOE and BLM released a draft Solar PEIS in December 2010, a supplement to the draft Solar PEIS on October 27, 2011, the final Solar PEIS on July 24, 2012 and the Record of Decision for the Solar PEIS on October 12, 2012. The Solar PEIS is intended to serve as a roadmap for solar energy development by establishing solar energy zones, totaling about 285,000 acres of public lands, characterized by significant solar resources, good energy transmission potential, and relatively low conflict with biological, cultural and historic resources. Within these zones, the Solar PEIS has the goal of providing incentives for development, including faster and simpler permitting, improved mitigation strategies, and other economic incentives.

        On October 12, 2012, the Secretary of the Interior signed the Record of Decision to establish a comprehensive Solar Energy Program to administer the development of utility-scale solar resources on BLM-administered public lands in six southwestern states. The Solar Energy Program decisions will guide the processing of all new utility-scale solar energy applications on BLM- administered lands. The BLM's Solar Energy Program would only apply to projects capable of generating 20 MW or more. Decisions on projects that are on non BLM-administered land and on projects capable of generating less than 20 MW will be made in accordance with existing land use requirements, current applicable policy, and individual site-specific NEPA analyses.

        Permits from other federal agencies may be required if federal lands, federally regulated natural resources, endangered species, military zones, or other areas of federal jurisdiction are involved or may be impacted by the construction or operation of a renewable energy facility. The ESA is intended to protect endangered species by prohibiting the take of listed animals without a permit. The ESA makes it unlawful to harm a listed animal either directly or by significantly modifying its habitat in a way that interferes with the animal's breeding, feeding, or sheltering patterns. The CWA makes it unlawful to fill wetlands or other waters without a permit, or to make point source discharges into navigable waters or their tributaries without a permit.

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

        The California Energy Commission, the California Department of Fish and Wildlife, the BLM and United States Fish and Wildlife Service are working to develop a streamlined permitting process for renewable generation facilities including a plan for the development of solar generation and the protection of environmental resources in the Mojave and Colorado deserts. These agencies are drafting the Desert Renewable Energy Conservation Plan ("DRECP") to address how entities with jurisdiction over renewable energy and transmission projects and related facilities in the desert of California should conserve natural communities and species pursuant to the California Natural Community Conservation Planning Act (NCCP Act), the ESA, and the Federal Land Policy and Management Act ("FLPMA") while also facilitating the permitting of renewable energy projects in accordance with California's RPS and the federal government's goal of increasing renewable energy generation on public land. The agencies are preparing a joint Environmental Impact Report ("EIR") for the DRECP and for a possible amendment to the California Desert Conservation Area (CDCA) Plan of 1980, as amended, and released a scoping report for the EIR/EIS in December 2011.

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

        Several issues have stood in the way. There is no federal energy policy that supports a national renewable portfolio standard. Further, the existing system of ISOs and RTOs that manage the bulk transmission grids and wholesale markets for pricing electricity frequently establish low prices for electricity sold in off hours, making it difficult to recoup the cost of stored power sold into the grid at that time. At present, most states do not have regulations that specifically address issues related to stored power, including interconnection to the grid, nor does the federal government. However, as stored electricity becomes more common some such regulation is likely. In July 2013, the FERC issued Order 784, which created regulations that, inter alia, are intended to facilitate the adoption of energy storage technologies. The California Public Utilities Commission ("CPUC") initiated a docket (CPUC Energy Storage Proceeding R.10 12 007) on December 16, 2010 to review issues related to energy storage and develop regulations. On October 17, 2013, the CPUC issued a decision concerning the adoption of procurement targets for viable and cost-effective storage systems. It established a target of 1,325 MW of energy storage to be procured by Pacific Gas & Electric Company, Southern California Edison Company and San Diego Gas & Electric Company by 2020, with installations required no later than the end of 2024, and set a schedule for procurement of energy storage. Notwithstanding those developments, in general, the lack of defined regulation creates uncertainty. In addition, whether power that is stored and later injected into the grid will qualify for RPS programs and how the amount that is eligible for RECs will be computed is unknown. For example, it is uncertain whether RECs will apply to the amount of power generated by the renewable generation or to the amount taken from storage after line losses.

Brazil

        Our operations within the power transmission-lines portions of our Engineering and Construction and Concession-Type Infrastructure activities and the Biofuels segment of our Industrial Production activity are subject to significant regulation in Brazil.

Industrial Engineering and Construction Regulation

The Governmental Policy and Legislative Framework for the Electricity Sector

        The electricity sector has undergone two major institutional reforms in the last decades which resulted in its current form: the first in the 1990s and another in 2003, which aimed at modifying the rules applying to the National Interconnected System ("SIN") and resulted in its current form. The first change in the sector occurred after the enactment of Law No. 8,987 of 1995, as amended, which established the system for the concessions and permissions for rendering public services (the "Concessions' General Act"), and with the enactment of Law No. 9,074 of 1995, as amended, which sets forth specific rules for the concession of electricity public services. This law, inter alia: (i) established the granting, duration and extension of concessions and permissions; (ii) set forth the free access principle for the power transmission and distribution systems; (iii) released free consumers (as defined below) from the commercial monopoly of distribution concessionaires, allowing them to choose their supplier; and (iv) introduced the independent power producer ("IPP") and the self-producer agents.

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

        The new institutional framework was established by Law No. 10,848 of 2004 in an effort to restructure the electricity industry to better provide consumers with a secure electricity supply combined with low tariffs by expanding electricity generation and services.

        Law No. 10,848 created two co-existing energy markets: a regulated market, for the protection of customers, and a free market to encourage consumers which are able to buy directly from producers on a competitive basis ("free consumers"). Law No. 10,848 has authorized the creation of the Chamber of Electric Energy Trading ("CCEE"), a non-profit private entity, functioning under the supervision of ANEEL to manage the agreements for the purchase and sale of energy in the regulated contracting environment ("ACR") and the ascertainment and settlement of contractual differences in the free contracting environment ("ACL"), which took over the responsibilities previously performed by MAE. This law further authorized the creation of the Committee on the Monitoring of the Electricity Sector ("CMSE"), under the aegis of the government, to monitor the supply conditions of the electricity market and the advising of preventive actions for guaranteeing this supply.

        On May 28, 2009, Provisional Measure No. 450 of 2008 became Law No. 11,943, of 2009, as amended, which authorizes the Federal Government to participate in the Guarantee Fund for Electric Energy Enterprises (Fundo de Garantia a Empreendimentos de Energia Elétrica). Such fund aims to provide financial guarantees proportional to the participation, direct or indirect, of federal or state companies of the electric industry in special purpose companies, created for the development of electric related projects in connection with the Growth Acceleration Program (Programa de Aceleração do Crescimento—PAC) and other strategic programs appointed by act of the Executive Branch.

        More recently, the government passed Provisional Measure No. 577 of 2012, converted into Law No. 12,767 of 2012, which establishes specific rules for the termination of concessions in the event of bankruptcy or forfeiture and for intervention by the granting authority, acting through ANEEL, in the management of concessionaires in order to ensure the adequate rendering of services and compliance with contractual, regulatory and legal provisions. The goal of this Law is to ensure the continuation of the service and its rules on administrative intervention are stricter than the ones of the Concessions' General Act. Law No. 12,767, of 2012, expressly sets forth that the possibility of resorting to the judicial or extrajudicial reorganization procedure under Law No. 11,101, of 2005 (Law on Corporate Reorganization and Bankruptcy) shall not apply to the electricity concessionaires which exploit public services while the concession is in force.

        In addition, the government issued Provisional Measure No. 579 of 2012, later converted into Law No. 12,783 of 2013, which establishes that concession agreements expiring between 2015 and 2017 may be extended once, in 2013, thus before their expiration date, for a period of up to 30 years. This Provisional Measure came as a response of the government to problems related to the high costs of the tariffs and also to the expiration of many concession agreements between 2015 and 2017. The concessionaires had until October 15, 2012 to express their interest in renewing their concessions. The deadline was later extended to December 4, 2012. The main goal of the anticipation of the renewal process was to ensure that the concessionaires would abide with the government promises of reducing the tariffs. Hence, since its edition until its conversion into law, the Provisional Measure has been in the center of heated debates among the many stakeholders. In general lines, the main issue lays in the fact that after the renewal, concessionaires would be remunerated only for investments in the operation and maintenance of its equipment, failing to receive higher revenues, which include the compensation of non-amortized investments on assets. The government indemnified the concessionaires for these other costs, but the companies have argued about the calculation of the compensation amount. As a partial response to the problem, the government issued Provisional Measure No. 591 on November 29, 2012, establishing that assets belonging to transmission concessionaires prior to May 31, 2000 and which have not yet been fully amortized shall also be compensated. This Provisional Measure is no longer in force. However, this rule has been incorporated in Law No. 12,783 of 2013 and is still applicable. The effort has paid off and, unlikely to what happened with the renewal of generation concession agreements, in December 4, 2012, all 9 (nine) transmission concessionaires whose concession agreements would expire between 2015 and 2017 have agreed to enter into new concession agreements or amendments to the existing ones to extend the concession period.

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

  Energy Research Company—EPE

        The EPE was created by Law No. 10,847 of 2004 and established by Decree No. 5,184 of 2004. The main purpose of the EPE is to carry out studies and research in order to acquire and provide background information to Brazilian energy sector planning activities. Its primary responsibilities include, among others: (i) the performance of studies and projections with respect to the Brazilian energy matrix; (ii) the execution of research to support integrated planning of energy resources; (iii) the development of studies to support generation and power transmission expansion; (iv) the performance of feasibility studies for electricity generation, including technical-economic and social-environmental aspects; and (v) the coordination of efforts to obtain pre-construction environmental licenses for hydro power plants and power transmission lines.

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

Concessions of Electricity Utilities—Transmission

        Companies or consortia that wish to build and operate electric power transmission facilities pertaining to the basic grid have to participate in a public auction since they are to render a public service. These concessions are granted by ANEEL, acting as representative of the granting authority, and the winner is the bidder who is able to render the service with the lowest annual permitted revenue (Receita Anual Permitida—"RAP"). The agreements define the regulatory regime under which the rendering of public services will be carried out, as set forth by the Concessions' General Act. The concession agreements grant rights to use certain electricity installations during a period of usually 30 (thirty) years.

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

  •
  Full Performance Guarantee:  The winner of the public auction shall grant a full compliance guarantee on behalf of ANEEL in order to ensure the compliance with the obligations established under the concession. Such guarantees may be replaced by lesser-value guarantees when ANEEL verifies the gradual execution of milestones in the implementation landmarks' schedule (and, in such cases, the reduction shall be proportional to the implementation);

  •
  Changes in Controlling Interest:  ANEEL must previously approve any change in the concessionaire's indirect and direct controlling interest;

  •
  Agreements with Related Parties:  ANEEL provides for specific rules on the transactions between agents of the electricity sector and related parties, especially concerning technology transfer, technical assistance, infrastructure sharing and provision of services. According to ANEEL's Resolution No. 334, of 2008, some agreements shall be previously submitted to the Agency for approval;

  •
  Financing:  ANEEL's Resolution No. 532, of 2013, establishes limits that shall be observed by the concessionaire to offer to third parties the rights emerging from the concession, assets and future revenues related to the concession as guarantee in financing agreements. Notwithstanding the general rule that the grant of a security interest on concession rights requires ANEEL's prior approval, such approval will not be required, for example, in the following situations: (a) project finance guarantee packages for new transmission projects; and (b) regulated auctions for new projects that require a guarantee;

  •
  Intervention by the Granting Authority:  As set forth in Federal Law No. 12,767, of 2012, the granting authority, through ANEEL, may intervene in the concession, by means of an act, to ensure the adequate performance of services, as well as the full compliance with applicable contractual, regulatory and legal provisions. Within 30 days of the act date, ANEEL is required to begin an administrative proceeding to establish the causes and to determine liability, in which the concessionaire is entitled to contest the intervention. The shareholders of the concessionaire under intervention will have 60 (sixty) days from the act date to submit to ANEEL a recovery plan and correction of errors and transgressions which gave rise to intervention. During the term of the administrative proceeding, a person appointed by the granting authority (interventor) becomes responsible for carrying on the concession and the terms of office for officers and members of the supervisory board (Conselho Fiscal) shall be suspended during the intervention. The interventor will be paid with funds from the concessionaire. The intervention term shall be up to one year, renewable at the discretion of ANEEL;

  •
  Early Termination of the Concession:  The termination of the concession agreement may be accelerated by means of expropriation and/or forfeiture. Expropriation results in the early termination of a concession due to the public interest, which must be expressly declared by law. Forfeiture must be declared by the granting authority after the issuance of a final administrative ruling by ANEEL attesting that the concessionaire, among others: (i) has failed to render adequate service or to comply with applicable law or regulation; (ii) no longer has the technical, financial or economic capacity to provide adequate service; or (iii) has not complied with penalties assessed by the granting authority. The concessionaire may contest any expropriation or forfeiture in the court. The concessionaire is entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after the deduction of any amount that must be paid by the concessionaire as penalty;

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

  •
  Revisions Under Concessions' General Act and the concession agreements:  There are two types of annual revisions—related to investments in transmission facilities and substations previously agreed upon with the granting authority, and special revisions—related to changes in the tax regime, regulatory tariffs, compensation for certain investments made by the concessionaires for which prior approval by ANEEL is not legally required, or other unforeseen events that, at the discretion of the granting authority, affect the economic and financial balance of the concession agreement. Depending on the nature of the event, the granting authority may conduct a revision unilaterally or at the request of the interested concessionaire; and

  •
  Affordable Pricing:  Client's right to obtain the rendering of the services continuously and with maximum efficiency for the lowest possible tariffs.

        Under the Agreement for the Rendering of Transmission Services (as defined below) and under the concession agreements, the reduction of the revenues can occur based on the following terms:

  •
  by a variable amount equivalent to a maximum of 12.5% of the RAP amount, in the event of an operating unavailability of the grid and substations of a power transmission concessionaire;

  •
  if the operating unavailability occurs following a reduction at the maximum percentage of 12.5%, the concessionaire will be subject to an additional penalty equivalent to a maximum of 2% of the RAP amount for the preceding 12 month period.

  •
  the variable reduction and the additional penalty shall similarly not be applied to events of operating unavailability resulting from force majeure, interruptions authorized or requested by the ONS or events of unavailability as a result of the inefficiency of ONS, among others; or

  •
  if the unavailability continues for more than 30 consecutive days, the granting authority may initiate legal proceedings to terminate the concession.

        ANEEL may also reduce the RAP at any time if the concessionaire starts receiving revenues from other activities.

Regulation of Electricity Utilities—Transmission

  The governmental or administrative authorizations required for the construction and operation of power transmission networks

        After the auction for the concession of power transmission lines, a concession agreement is signed by and between the concessionaire and the federal government, represented by ANEEL. Next, the Basic Project for Power Transmission Facilities relating to the concession shall be submitted and duly approved. For environmental compliance, the concessionaire must prepare environmental impact studies to be approved by the competent environmental authority for the granting of the previous license (licença prévia), which is granted in the initial phase of the project and approves its concept and location, certifying its environmental feasibility. After the fulfillment of the conditions of the previous license, the concessionaire shall obtain the environmental installation license (licença de instalação), authorizing the actual implementation and construction. Some other permits and licenses may also be required during the installation, such as the Declaration of Public Interest from ANEEL, authorization for suppression of vegetation, among others. Lastly, the concessionaire must obtain the respective environmental operation license (licença de operação) and the release certificate issued by ONS to start operating.

  The Requirements that Must be Met to Obtain Access to such Public Service

        The regulation in force sets forth that the rendering of transmission services shall be preceded by the execution of Transmission Agreements and of Agreements for the Rendering of Supplementary Services (Contratos de Prestação de Serviços Ancilares). There are three different types of Transmission Agreements: (i) Agreement for the Rendering of Transmission Services ("CPST"), (ii) Agreement for the Use of the Transmission Networks ("CUST"); and (iii) Connection Agreement. The CPST is executed between the ONS and the concessionaires. The CUST is executed among the ONS, the concessionaires, represented by the ONS, and the users of the transmission network. These users may be: (i) agents holding a concession or a permission for distribution of electricity; (ii) power generation agents directly connected to the basic grid or not connected to the basic grid but operating centrally, whether concessionaires or authorized companies; (iii) consumers connected to the basic grid; and (iv) importers and exporters of electricity directly connected to the basic grid.

        There are three types of Connection Agreements: (i) Agreement for the Connection to the Transmission Network (Contrato de Conexão ao Sistema de Transmissão), (ii) Agreement for Facilities' Sharing (Contrato de Compartilhamento de Instalações); and (iii) Agreement for the Connection to the Transmission Network—Adjustment Term (Contrato de Conexão ao Sistema de Transmissão—Termo de Ajuste). These agreements are executed between the transmission concessionaires and the connecting agents, while the ONS is an interested third-party to such agreements.

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

        A recent innovation regarding the granting of the REIDI was established after the edition of Mines and Energy Ministerial Ordinance No. 274 of 2013, which stipulate all the data required in order to apply for this incentive, including, among other requirements, the description of the project, technical and legal information, and the perspective of investment in equipment, materials and machines. All required information must be compiled in a specific petition and filed with ANEEL.

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

        Until May of 2005, a concessionaire's obligation to implement strengthening actions ("Reinforcements") was subject to specific prior authorization from ANEEL, which would then set the corresponding additional revenues. Any improvements action ("Improvements") would not require prior authorization or additional revenues. The then existing regulation, however, failed to clearly define reinforcement and improvement. Thus, on May 23, 2005, ANEEL issued Resolution No. 158, distinguishing the projects and installations that would be considered as Reinforcements and those deemed to be classified as Improvements. In July 2011, Resolution No. 158 was replaced by Resolution No. 443, as amended by Resolution No. 643 of 2014.

        Improvements are defined as any installation, replacement or remodeling of equipment in order to ensure adequate electricity transmission services, pursuant to the relevant concession agreement. Depending on the type of Improvement, the costs incurred may be taken into account in a subsequent revision of the RAP or be established by Resolution.

        Reinforcements are defined as the implementation of new electricity transmission facilities, or the replacement or adjustment of existing facilities in order to increase the electricity transmission capacity, the reliability of the SIN, the useful life or to connect users. Some Reinforcements are subject to prior authorization by ANEEL and certain types of Reinforcements may also be implemented by transmission concessionaires directly, without prior authorization by ANEEL, provided that they are the result of a request by ONS aiming at expanding power transmission capacity or the reliability of the SIN. In this case, however, ANEEL will not have previously established the additional revenues to which the concessionaire would be entitled for the implementation of such Reinforcement. These revenues, therefore, are included in the revision procedure of the RAP.

Bioenergy Regulatory Framework

  The Requirements to Produce and Trade Power from Alternative Sources

        Pursuant to Law No. 9,074 of 1995, Decree No. 2,003 of 1996 and ANEEL Resolution No. 389 of 2009, a company or a consortium that is interested in producing electric power and trading, in part or all, the production at its own risk shall be granted a concession or authorization from ANEEL to become an IPP. The implementation of thermoelectric power plants (except nuclear) exceeding 5MW to be explored by an IPP only requires an authorization. Thermoelectric power plants produce electricity from a wide range of sources, including alternative sources such as biomass.

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

        Following the issuance of the corresponding order, the interested party shall submit the documents listed in the Appendix of the Resolution and ANEEL will examine: (i) the availability of the fuel, when applicable; (ii) installed capacity to be produced by the plant; and (iii) access to the transmission and distribution grids. ANEEL also verifies the historical record of the company and its economic group and our economic group, and the existence of any prior penalties. Once the prerequisites are accomplished, ANEEL grants an authorization and the corresponding IPP is then allowed to produce and trade the energy at its own risk.

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

        For this purpose, the corresponding IPP executes agreements for the use of the power transmission and distribution systems (the "CUSTs" and the "CUSDs", respectively) and agreements for the connection to the power transmission and distribution systems (the "CCT" and "CCD", respectively). According to ONS procedures, certain of our project companies have been exempted from executing the "CUSTs."

  The Sale of Energy from Alternative Sources

        The energy from alternative sources can be traded not only in the regulated contracting environment ("ACR") but also in the free contracting environment ("ACL")—where the terms and conditions are freely negotiated by the parties, by the execution of a power purchase agreements of alternative energy ("CCEI").

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

  Tax Incentives

        Law No. 11,488 of 2007, as amended, establishes a special tax regime related to the improvement of Brazilian infrastructure (REIDI) and an IPP can benefit from such special regime during the installation of its power plant.

  Ethanol

        In Brazil, the legislation for ethanol production is the same when the product is 1G or 2G (cellulosic ethanol). There are no incentives or prizes for production.

        Mainly derived from sugarcane, Brazilian ethanol has been commercially produced for more than 70 years, when its addition to gasoline became compulsory. The current legal percentage of ethanol to this blend is 25%. Nonetheless, there are ongoing discussions with the government to increase this percentage to 27% and, if approved, such new percentage probably will enter into force between February and March 2015.

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

        For import transactions, the current rates of COFINS and PIS are zero until December 2016. Previously, the rates were 120 Brazilian reais per cubic meter, which was comprised of a 48 Brazilian reais per cubic meter rate charged to mills and a 72 Brazilian reais per cubic meter rate charged to distributors.

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

        The CIDE Contribution rate levied on import and commercial transactions was reduced to zero as determined by Decree No. 5,060 of 2004. Recently, there was a tax increase enforced by Decree No. 8,395 of 2015 but ethanol remained unaltered.

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

        To achieve this, it has been mandatory since January 2008 to add a minimum percentage of biodiesel to mineral diesel sold to end consumers nationwide. Pursuant to Law No. 13,033, of 2014, currently, the minimum percentage required for the addition of biodiesel to mineral diesel sold in the country is 7%.

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

C. Organizational Structure

        We are a leading engineering and clean technology company, and the head of a group of companies, which at the end of 2014 comprised the following:

  –
  The holding parent company itself.

  –
  607 subsidiaries.

  –
  17 associates and 28 joint businesses as well as certain companies of the Group being involved in 244 temporary joint ventures. Furthermore, the Group's companies have shareholdings of less than 20% in other entities.

        The following diagram illustrates our corporate operating structure as of the date of this annual report:

        Our Chief Operating Decision Maker ("CODM") assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess the performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most of the related assets are held at project companies which are financed through Project Debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources.

        The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the Company must ensure that the Project Debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

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

A. Operating Results

Overview

        We are a leading engineering and clean technology company with operations in more than 50 countries worldwide that provides innovative solutions for a diverse range of customers in the energy and environmental sectors. Over the course of our more than 70-year history, we have developed a unique and integrated business model that applies our accumulated engineering expertise to promoting sustainable development solutions, including delivering new methods for generating power from the sun, developing biofuels, producing drinking water from seawater and efficiently transporting electricity. A cornerstone of our business model has been investment in proprietary technologies, particularly in areas with relatively high barriers to entry. Our Engineering and Construction activity provides sophisticated turnkey engineering, procurement and construction ("EPC") services from design to implementation for infrastructure projects within the energy and water sectors and engages in other related activities with a high technology component. Our Concession-Type Infrastructure activity operates, manages and maintains infrastructure assets, usually pursuant to long-term concession agreements under Build, Own, Operate and Transfer ("BOOT") schemes, within four operating segments (Solar, Transmission, Water and Co-generation and other). Finally, our Industrial Production activity produces a variety of biofuels (ethanol and biodiesel). For the year 2014, our average number of employees was 27,181 people worldwide across our three business activities and, according to industry publications; we are among the market leaders in the majority of our areas of operation.

        In order to focus our attention on our key markets, we organized our business into three activities: Engineering and Construction, Concession-Type Infrastructure and Industrial Production. Each activity is further broken into the following reporting segments: Engineering and Construction within the Engineering and Construction activity; Solar, Transmission, Water and Co-generation and other segments within the Concession-Type Infrastructure activity; and Biofuels within the Industrial Production activity. Previously, we organized our business according to five reporting segments: Engineering; Bioenergy; Information Technologies; Environmental Services; and Solar.

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

        We have successfully grown our business, with a compound annual growth rate of our Consolidated EBITDA of 11.1% during the last ten years ended December 31, 2014. We have also maintained double digit growth in our consolidated revenue and Consolidated EBITDA on a compound annual growth basis since our 1996 initial public offering on the Madrid and Barcelona stock exchanges. As of December 31, 2014, we had a market capitalization of approximately €1.6 billion. As of December 31, 2014, our backlog was €7,953 million.

        Our revenue, Consolidated EBITDA and net fixed assets of the Group and by segment as of and for the years ended December 31, 2014 and 2013 are set forth in the following tables.

	For the year ended December 31,
	2014(1)	2013(1)(2)
	(€ in millions)
Revenue (total)	7,150.6	7,245.1

Engineering and Construction	4,514.5	4,831.7

Engineering and Construction	4,514.5	4,831.7
Concession-Type Infrastructure	499.4	384.3

Solar	335.2	258.7
Transmission	91.4	47.5
Water	40.8	40.2
Co-generation and other	32.0	38.0
Industrial Production	2,136.7	2,029.1

Biofuels	2,136.7	2,029.1

Consolidated EBITDA (total) (unaudited)	1,408.0	1,267.4

Engineering and Construction	806.0	806.5

Engineering and Construction	806.0	806.5
Concession-Type Infrastructure	330.6	220.0

Solar	235.9	156.8
Transmission	64.3	27.7
Water	26.5	28.1
Co-generation and other	3.9	7.3
Industrial Production	271.4	240.9

Biofuels	271.4	240.9

	As of December 31,
	2014(1)	2013
	(€ in millions)
Net Fixed Assets (total)	9,044.1	12,030.0

Engineering and Construction	672.3	611.4

Engineering and Construction	672.3	611.4
Concession-Type Infrastructure	5,226.0	8,964.3

Solar	2,135.0	4,737.0
Transmission	2,273.1	2,749.9
Water	495.9	452.6
Co-generation and other	322.0	1,024.8
Industrial Production	3,145.8	2,454.3

Biofuels	3,145.8	2,454.3

(1)
On December 15, 2014, our Board of Directors approved a plan to further improve our financial structure through three main initiatives which contemplated the sale of certain companies, including Abengoa Yield. Given that as of December 31, 2014, those certain companies were available for immediate sale and we considered the sale to be highly probable, we have classified their associated assets and liabilities as held for sale in our annual consolidated financial statements as of December 31, 2014, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. Until the closing of the sale of those certain companies, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Furthermore, during June 2014, we completed the initial public offering of Abengoa Yield, which grouped assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO. Consequently, it has been reported as a separate segment in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014. Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity. In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014 and 2013 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

(2)
On July 15, 2013, we closed the sale of 100% of our shares in our subsidiary Befesa. On that date, we received €331 million of cash proceeds. Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation to in accordance with IFRS 5, Non Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading, "Profit (loss) for the year from discontinued operations, net of tax" in our Consolidated Financial Statements and under separate line items in the consolidated cash flow statement for the year 2013. The consolidated income statement for the years ended December 31, 2012, 2011 and 2010 also includes the results of Befesa under a single heading. See "Presentation of Financial Information". The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

Factors Affecting the Comparability of Our Results of Operations

IFRS 10 and 11

        In preparing the Consolidated Financial Statements, the Group applied IFRS 10 and 11 that came into effect on January 1, 2013 under IFRS IASB.

        The main impacts of the application of the new standards IFRS 10 and 11, as well as the amendments to IAS 27 and 28, in relation to what was systematically applied previously, relate to:

  (i)
  The de-consolidation of companies that do not fulfill the conditions of effective control of the interest during the construction phase in terms of decision making for their integration in the

    Consolidated Financial Statements according to the equity method. It is expected that these projects will be fully consolidated again once they enter into operation and we gain control over them, with corresponding significant increases in fixed assets in projects and long-term project finance, among others.

  (ii)
  The elimination of the proportional consolidation of the joint ventures, with the equity method being obligatory for recording its interest in the Company.

        According to the terms and requirements established in IAS 8 'Accounting policies, changes in accounting estimates and errors', the above standards and amendments were retrospectively applied, recasting the comparative information presented for the year 2012. The above standards and amendments have already been applied in the consolidated financial statements as of and for the year ended December 31, 2012, presented in the final prospectus for our initial public offering in the United States filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933 on October 17, 2013, and the recasted information is included herein. Consolidated financial statements as of and for the years ended December, 31, 2011 and 2010 have not been recasted according to the transition guidance of IFRS 10 and consequently is not comparable with other periods presented.

        The effect of the de-consolidation of the affected companies and their integration according to the equity method on the consolidated statements of financial position as of December 31, 2012 and January 1, 2012 is shown below:

Concept	Balance as of December 31, 2012	Balance as of January 1, 2012
	(€ in thousands)
Assets
Intangible assets and Property, Plant & Equipment	(25,212)	2,198
Fixed assets in projects (project finance)	(2,341,152)	(1,501,341)
Investments in associates carried under the equity method	855,627	647,945
Financial investments	31,775	30,679
Deferred tax assets	(18,976)	(7,283)
Current assets	237,834	(15,239)

Total assets	(1,260,104)	(843,041)

Equity and liabilities
Equity	(19,959)	20,584
Long-term project debt	(1,707,460)	(876,168)
Long-term corporate financing	(40)	6,884
Other non-current liabilities	(189,989)	(92,164)
Current liabilities	657,344	97,823

Total equity and liabilities	(1,260,104)	(843,041)

        In addition, the effect of this de-consolidation on the consolidated income statement for the year ended 2012 is shown below:

Concept	For the Year ended December 31, 2012
(€ in thousands)
Revenue	(57,235)
Other operating income	(64,756)
Operating expenses	62,745
Operating profit	(59,246)
Financial expense, net	27,487
Share of profit/(loss) of associates carried under the equity method	19,477
Profit before income tax	(12,282)
Income tax benefit	7,823
Profit for the period from continuing operations	(4,459)
Profit/(loss) attributable to non-controlling interests	4,459
Profit for the period attributable to the parent company	—

        Some of our assets that were deconsolidated have been consolidated again (such as Mojave), although consequently reclassified as discontinued operations. See Note 6 to our Consolidated Financial Statements for further detail.

Divestments and Business Combinations

        As discussed in Notes 6.2, 6.3, 6.4 and 7 to our Consolidated Financial Statements, certain divestments and business combinations impacted our scope of consolidation and, therefore, our results of operations, including principally the following transactions.

Partial Divestment of Abengoa Yield

        On June 18, 2014, we completed the Abengoa Yield IPO for total gross proceeds of $828.7 million (€611.0 million) before fees and expenses. Abengoa Yield is a dividend growth-oriented company formed by us that groups together renewable energy, conventional power, electric transmission lines and other contracted, revenue-generating assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As a result of a second transfer of assets announced on February 9, 2015, Abengoa Yield is now present in the water infrastructure segment and has expanded its geographic presence to the north of Africa and is expected to expand its geographic presence to the United Arab Emirates. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO and we reported that segment's results in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014.

        Immediately following the Abengoa Yield IPO, we held 64% of the ordinary share capital of Abengoa Yield. On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%.

        Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity.

        In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

Potential Disposition of Greenfield Projects to APW1

        On December 23, 2014, we entered into a letter agreement to negotiate exclusively EIG until March 31, 2015 an investment by EIG-managed investment funds, alongside Abengoa, in a portfolio of greenfield projects currently owned by Abengoa, on the basis of the terms set forth in the term sheet attached to the letter agreement. On February 2, 2015, EIG confirmed to us in writing that its due diligence to date had not revealed facts or circumstances that would cause EIG not to recommend the proposed transaction for approval by the EIG investment committees overseeing investments by EIG-managed investment funds. On February 9, 2015, we announced that we and EIG were in an advanced stage of documentation and due diligence regarding the proposed transaction.

        As part of the transaction, Abengoa is expected to contribute to a newly formed company, APW1, a portfolio of selected Abengoa projects under construction, including renewable and conventional power generation, power transmission and water management assets in different geographies including, among others, the United States, Mexico, Brazil and Chile. Based on the current status of the negotiations, the total investment in the projects expected to be contributed is approximately $9.2 billion, of which approximately $2.5 billion once these projects are fully invested in the coming years, is expected to be equity. Of the total equity estimated to be committed, based on the current status of the negotiations, we expect that a majority stake (approximately 55%) in APW1 will be held by EIG, with the remainder held by Abengoa. Our current estimate of the total amount of EIG's investment, based on the current status of the negotiations, is approximately $1.4 billion over four years based on the projects expected to be contributed.

        Once APW1 is created and the projects contributed to the vehicle, EIG will make an initial payment to us of less than half of their total expected $1.4 billion contribution to purchase 55% of the equity that Abengoa has already invested in the projects that have been contributed to APW1. Abengoa is expecting to receive these cash proceeds before March 31, 2015. The remaining projects are expected to be contributed by us to APW1 over time. The remaining equity expected to be required in order to develop the entire portfolio of projects is expected to be contributed over a period of four years both by Abengoa and EIG pro-rata to their shareholding in APW1 following the construction schedule of the projects in the vehicle as they are contributed to the vehicle, which is expected to take several months.

        We expect that the definitive transaction agreements related to the investment by EIG will be entered into by March 31, 2015. Once we have entered into the definitive transaction agreements and the projects have been transferred to APW1, Abengoa will no longer have a controlling interest in these assets. Given that as of December 31, 2014, the companies expected to be transferred to APW1 are available for immediate sale and we consider the sale to be highly probable, we have classified the associated assets and liabilities as held for sale in the consolidated statement of financial position as of December 31, 2014. Until entry into definitive documentation and closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and

Discontinued Operations. The expectations set forth herein regarding a potential transaction with EIG, the projects to be contributed and related investment amounts are based on the current status of negotiations with EIG and are subject to change as negotiation of definitive transaction agreements progresses, and any such change may be material. We cannot guarantee that we will be successful in consummating the transaction with EIG on the terms described above, on other terms acceptable to us, or at all.

Certain Business Combinations and Divestments

        Full consolidation of Abengoa Bioenergy Biomass of Kansas, LLC, the company that owns the assets and liabilities of the second-generation biofuels plant in Hugoton, USA, previously accounted for via the equity method, began in December 2014 once control over this company was obtained. Consequently, all of this company's assets and liabilities have been integrated according to IFRS 3, Business Combinations, with no significant differences arising between the book value in Abengoa's consolidation and its fair value.

        Full consolidation of Mojave Solar, LLC, the company that owns the assets and liabilities of the thermo-solar plant in Mojave, USA, previously accounted for via the equity method, began in December 2014 once control over this company was obtained. At the end of 2014, this company is included in the Abengoa Yield consolidation group and classified as discontinued operation in accordance with the requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Therefore, Abengoa's consolidated financial statements as of December 31, 2014 include this company's assets and liabilities under a single heading in Assets held for sale and liabilities held for sale within the consolidated statements of financial position.

        Full consolidation of Arizona Solar One, LLC, the company that owns the assets and liabilities of the thermo-solar plant in Arizona, USA, previously accounted for via the equity method, began in October 2013 once control over this company was obtained. Consequently, all of this company's assets and liabilities have been consolidated according to IFRS 3, Business Combinations, with no significant differences arising between the book value in Abengoa's consolidation and its fair value. At the end of 2014, this company is included in the Abengoa Yield consolidation group and classified as discontinued operation in accordance with the requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Therefore, Abengoa's consolidated financial statements as of December 31, 2014 include this company's assets and liabilities under a single heading in assets held for sale and liabilities held for sale within the consolidated statements of financial position.

Change in Geographic Segmentation

        During 2013 we reported results from Mexico as part of South America (excluding Brazil) (formerly Latin America (excluding Brazil)). In the year ended December 31, 2014, in order to better reflect the geographical segmentation of our business we included results from Mexico in the North America segment (formerly United States). The information by geographic areas for the year ended December 31, 2013 has been presented according to the new geographic segmentation.

Sale of Befesa

        On June 13, 2013, we entered into a share purchase agreement for the sale of 100% of our shares in our subsidiary Befesa to funds advised by the Triton Funds. After customary net debt adjustments and subject to certain other adjustments, total consideration to us amounted to €620 million which was comprised of €348 million total cash, of which a payment of €331 million was received at closing and deferred compensation of €17 million (including €15 million in escrow pending resolution of ongoing litigation and a €2 million long term receivable from a Befesa customer), a €48 million subordinated vendor note with a five year maturity and a €225 million (par value) subordinated convertible instrument with a 15 year maturity (subject to two five year extensions) accruing interest of 6 month Euribor in effect at closing date plus a 6% spread and which, upon the occurrence of certain triggering events including, but not limited to, Befesa's failure to meet certain financial targets or the exit of the Triton Funds from Befesa, may be converted into approximately 14% of the shares of Befesa (subject to certain adjustments). The share purchase agreement contains a two year non-compete provision concerning Befesa's activities. On February 4, 2015, we sold the €48 million subordinated vendor note to Triton Partners (see Note 7.3 to our Consolidated Financial Statements).

        On July 15, 2013, we received €331 million of cash proceeds corresponding to the price agreed for the shares and the sale of the transaction was closed. The gain on the sale amounted to €0.4 million and is included in "Results for the year from discontinued operations, net of taxes" in the Consolidated Income Statement.

        Taking into account the significance of the activities carried out between Befesa and Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with IFRS 5, Non Current Assets Held for Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading, "Profit (loss) for the year from discontinued operations, net of tax" in our Consolidated Financial Statements. Likewise, the consolidated income statements for the years ended December 31, 2013, 2012, 2011, and 2010 also include the results of Befesa under a single heading. The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

Sale of Brazilian Transmission Line Assets

        We sold, in two portions pursuant to three share purchase agreements, 100% of certain Brazilian transmission line assets to TAESA, an affiliate of Cemig.

        Over the course of 2011 and 2012, Abengoa Concessões Brasil Holding S.A. ("Abengoa Concessões") entered into the Cemig Sales with TAESA which comprised the following: (i) on June 2, 2011, we sold 50% of our interest in four project companies: STE—Sul Transmissora de Energia S.A. ("STE"), ATE Transmissora de Energia S.A. ("ATE"), ATE II Transmissora de Energia S.A. ("ATE II") and ATE III Transmissora de Energia S.A. ("ATE III"); (ii) also on June 2, 2011 we sold 100% of the share capital of NTE Nordeste Transmissora de Energia S.A. and; (iii) on March 16, 2012, we signed an additional share purchase agreement to sell our remaining 50% interest in project companies STE, ATE, ATE II and ATE III.

        On June 30, 2012, all the conditions necessary to close the transaction were fulfilled, and on July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from the Second Cemig Sale of €4.5 million is reflected in the "Other operating income" line item in our consolidated income statement for the year ended December 31, 2012. The Second Cemig Sale includes a post-closing adjustment mechanism similar to that described above relating to the First Cemig Sale, and no significant post-closing adjustment was required to be paid.

        In the consolidated income statement for the year ended December 31, 2012 the profits and losses of the four project companies we contributed to UNISA (STE, ATE, ATE II and ATE III) are recorded under the equity method as a result of the retrospective application of IFRS 11 from January 1, 2012 until June 30, 2012, when the Second Cemig Sale closed.

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

        On January 16, 2012 Abengoa Solar, S.A. signed an agreement with Rioglass Laminar, S.L. to acquire an additional share of Rioglass Holding, S.A. With this acquisition, and once the agreement's closing conditions were fulfilled, we became the majority shareholder of Rioglass and obtained control of the management of the group, a business which is key to our strategy of international expansion. As a result, Rioglass, which was integrated proportionally, has started to be fully consolidated as of January 1, 2012.

        Since the business combination was achieved in stages according to IFRS 3, we have re-measured our previously held equity interest in the acquiree at our acquisition-date fair value, which consists primarily in the value of committed sales from Rioglass for the use of technology and mirrors, linked to relations and contracts existing with clients in the construction of solar thermal plants in Spain, the United States, South Africa, Mexico and India. This valuation has represented a gain of €85.2 million. The difference between the fair value of the stake acquired in Rioglass group and the fair value of the identifiable assets and liabilities acquired, amounting to €38.9 million, has been recorded as goodwill.

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

Simplification of Engineering and Construction Activity

        Prior to 2014, our Engineering and Construction activity was comprised of two operating segments: Engineering and Construction, and Technology and Other. Beginning in 2014, we began including the Technology and Other segment with the Engineering and Construction segment in accordance with IFRS 8, Operating Segments. As a result, our Engineering and Construction activity is now comprised of a single operating segment, Engineering and Construction, and the information by activities for the years ended December 31, 2013 and 2012 has been presented according to the new segmentation.

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

        The following table sets forth the principal current projects that commenced operations during each of the years ended December 31, 2014, 2013 and 2012 including the quarter in which operations began.

Segment	Project	2012	2013	2014
Transmission	Manaus (Brazil)		1st quarter
	Norte Brazil (Brazil)			3rd quarter
Biofuels	Salamanca (Spain)—Waste to Biofuels plant		2nd quarter
	Hugoton (USA)			4th quarter
Water	Qingdao (China)(3)		1st quarter
	Tenes (Algeria)			4th quarter
Solar	Helioenergy 2 (Spain)(1)	1st quarter
	Helios 1 (Spain)	2nd quarter
	Helios 2 (Spain)	3rd quarter
	Shams (UAE)(1)		1st quarter
	Solaben 1-6 (Spain)		4th quarter
Abengoa Yield(2)	Solacor 1 (Spain)	1st quarter
(as discontinued operations)	Solacor 2 (Spain)	1st quarter
	Solaben 2 (Spain)	4th quarter
	Solaben 3 (Spain)	2nd quarter
	ACT (Mexico)		2nd quarter
	Solana (USA)		4th quarter
	ATS (Peru)			1st quarter
	Quadra 2 (Chile)			1st quarter
	Quadra 1 (Chile)			2nd quarter
	Palmatir (Uruguay)			2nd quarter
	Mojave (USA)			4th quarter
	Cadonal (Uruguay)			4th quarter

(1)
Assets announced to be transferred to Abengoa Yield.

(2)
As of December 31, 2014, we held 64% of the ordinary share capital of Abengoa Yield. On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%.

(3)
Sold in the last quarter of 2014.

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

        In addition, our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructure activity require significant consumption of energy, predominantly electricity and natural gas, and we are, therefore, exposed to fluctuations in their price. Although our energy consumption costs account for a relatively small portion of our total operating expenses, the price of energy is volatile and shortages can occur leading to unexpected price increases. To mitigate this risk, some of our energy and gas contracts include mechanisms to limit price increases such as caps, indexing any cost increase to an increase in output price or permitting a pass-through of the cost increase to the customer. Significant increases in energy or oil costs or shortages in supply can have an adverse effect on our business. However, we also benefit from increases in energy prices through our Biofuels segment and our Engineering and Construction activity when plants are not subject to the fixed tariff regime. As the Solar segment of our Concession-Type Infrastructure activity generates revenue from the sale of electricity produced, increases in energy prices may increase our revenue generated by our solar power plants and, in the Biofuels segment of our Industrial Production activity, our biofuel process plants in Europe and Brazil contain co-generation units that produce excess electricity which is sold to public utilities such as Eletrobrás in Brazil.

        To mitigate certain risks of variation in market prices of commodities, we seek to hedge our exposure through the use of forward sale and purchase contracts and options listed on organized markets, as well as over-the- counter contracts with financial entities. Nevertheless, our actions may not be successful and such arrangements expose us to the credit risk of our counterparties.

Regulation

        We operate in a significant number of regulated markets and our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructure activity are, in particular, subject to extensive regulation by governmental agencies in a number of the countries in which they operate. The degree of regulation that each one of our operating segments is subject to varies according to country. In a number of the countries in which we operate, regulation is carried out by national regulatory authorities. In some countries, such as the United States, Brazil and, to a certain degree, Spain, there are various additional layers of regulation at the state, regional and/or local level. In countries such as these, the degree of state, regional and/or local regulation may also be materially different for operating segments within the particular country, if the operating segments are located in different states and/or localities.

Renewable Energies

        Demand for a number of our products and services from our operations including our Engineering and Construction and Industrial Production activities and the Solar segment of our Concession-Type Infrastructure activity, depends significantly on government legislation, regulation, incentives and subsidies aimed at promoting greater use of renewable energies and sustainable products and services. This governmental action has been driven by political change largely precipitated from public perception of climate change and desired action from government, particularly in the United States and Europe.

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

        Spain, after many years of strong support for solar and other renewable energies, has recently enacted several new laws introducing regulatory changes which adversely affect the solar industry, including our solar activities in Spain. These regulatory changes include a new law adopted on December 27, 2012 which imposes a 7% levy on revenue received from power generation, including the revenue we generate from thermos-solar plants, and excludes from the feed in tariff the power produced by thermos-solar installations using gas (going forward, payment for this energy will be at market price). A new law adopted on February 1, 2013 limiting remuneration schemes for renewable energy produced by eliminating pool plus premium pricing and changing the applicable adjustment for changes in the consumer price index. In July 2013, the Spanish government passed a new law related to the electric sector in Spain, the goal of which is to achieve financial stability in the sector by approving a new legal and remuneration special regime for facilities producing electricity from renewable energy sources, among other things. Royal Decree Law 9/2013, of July 12, on the adoption of urgent measures to guarantee the financial stability of the electric system entered into force on July 15, 2013 (as amended as the case may be pursuant to Act 24/2013, of December 26, of the Electricity Sector, "RDL 9/2013"). According to the provisions of RDL 9/2013, the new remunerative regime enables renewable energy facilities to obtain reasonable profitability in relation to a standard facility applicable in each case. Reasonable profitability shall be calculated, before taxes, on the average yield of Spanish government 10 year bonds on the secondary market, applying the appropriate differential. Nevertheless, for those special regime facilities that, on the date of entry into force of RDL 9/2013, were entitled to premium based remuneration, reasonable profitability will be set, before tax, on the average yield of Spanish government 10 year bonds on the secondary market in the preceding 10 years plus 300 basis points, which in any event will be reviewed every six years. See "Item 4.B—Regulation—Spain—Solar Regulatory Framework—Law 15/2012 on Tax Measures for Energy Sustainability."

        Taken by themselves, these regulatory changes adversely affect our thermo-solar electricity generation activity in Spain, and therefore the results of our Solar segment. However, based on the bilateral legal relationship established between us and the Spanish government in the individual rulings that we obtained in early 2011 from the Ministry of Industry, we believe that we have legal recourse to bring claims for the impact on the profitability of our plants caused by the Spanish government's nonperformance, although those rulings do not guarantee that we would be successful in any claim brought by us against the Spanish government. In this regard, in June 2013, we commenced a private-law action against the Spanish government in the lower civil court (juzgado de primera instancia) in Seville for breach of contract based on the administrative ruling issued in respect of our Helios I thermo-solar plant. In that action, we are seeking performance by the Spanish government in accordance with the terms of that administrative ruling or, in the alternative, money damages in an amount equivalent to the difference between the profit we would have obtained under the administrating ruling and the profit that we will obtain under the Spanish government's special-regime tariff. The lower civil court has dismissed our complaint on the procedural ground that we must first exhaust our administrative remedies before the Ministry of Industry. We believe the dismissal was improper under applicable case-law and have appealed the lower court's decision to the appellate court (audiencia provincial) in Seville. Also in June 2013, our subsidiary CSP Equity Investment S.a.r.l. submitted a demand for arbitration against the Spanish government as a signatory to the Energy Charter Treaty. This demand for arbitration is limited to the equity investments made in Helioenergy 1/2, Solaben 2/3 and Solacor 1/2 thermo-solar plants, and alleges that the Spanish government's regulatory reforms of the electricity sector have breached CSP Equity Investment's legitimate expectations under the administrative rulings issued in respect of those facilities and constitute expropriation. Further, this demand is seeking compensation through money damages. The arbitral proceeding is conducted in The Hague in accordance with the rules of the Arbitration Institute of the Stockholm Chamber of Commerce before a panel of three arbitrators. In July 2014 our demand for arbitration was actualized on the remuneration parameters for standard facilities, applicable to facilities under Ministerial Order IET/1045/2014, of June 16, 2014. In

September, 2014, our fifteen Solar Power Plants in Spain, commenced a public law action in the Supreme Court (Tribunal Supremo) against the parameters for standard facilities, applicable to our Solar Power Plants in Spain under Ministerial Order IET/1045/2014, of June 16, 2014, in order to obtain the annulment or vacation of those parameters. In December 2014, the arbitral tribunal granted the European Commission leave to intervene as "amicus curiae". Such actions are not intended to claim for damages.

        Also, in September 2014, the bioenergy companies, Ecocarburantes Españoles, S.A., Bioetanol Galicia, S.A., and Biocarburantes Castilla y León S.A., have brought a public law action against R.D. 413/2014 and OM IET/1045/2014, enacted by Spanish authorities, in the Supreme Court (Tribunal Supremo), to declare their annulment.

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

Research, Development and Innovation

        Under Spanish law, our expenditures associated with technological innovation activities are entitled, among other things, to a deduction in corporate tax between 8% and 42% (between 12% and 42% for fiscal periods commencing after the entry into force of Law 2/2011, March 4, 2011 on Sustainable Economy), according to the technological level of the project, for the fiscal year in which they were incurred, provided that such expenditures were incurred in accordance with cost accounting and were specifically undertaken in connection with identified projects. These deductions may be applied in assessments of tax periods that end in the 18 years subsequent to the tax period in which they were generated, provided that the other requirements of the corporate income tax regulations are complied with. The amount of deferred tax assets corresponding to R&D tax deductions amounted to €73 million as of December 31, 2014. (Pursuant to Law 14/2013 of September 27 to support entrepreneurs and their internationalization, for fiscal years initiated as from January 1, 2013 and at the discretion of the tax payer, under certain circumstances, upon a 20% reduction of the R&D&i tax deduction, this deduction will not be subject to the ordinary limitations in the application of tax deductions and in case of lack of tax quota of the period in which to apply this tax deduction, it will be refundable in cash. The maximum R&D tax deduction either applicable or refundable is €3 million per year and €1 million for technological innovation.) In addition to these deductions, which can be generated during the period of creation of an intangible asset, Spanish law allows the application of another tax incentive during the period of utilization of certain intangible assets. Pursuant to Article 23 of the Revised Text of the Spanish Income Tax Act, we may apply for tax incentives for the transfer of use of intangible assets. Such incentives consist in a 50% exemption of the revenue generated by the transfer of use of such intangible assets which is applied directly to the taxable income (i.e., licensing revenue or royalties). (Pursuant to Law 14/2013 of September 27 to support entrepreneurs and their internationalization, this tax incentive has been modified with effects as from September 28, 2013. For the transfer of use of intangible assets carried out as from such date, this tax incentive will consist in a 60% reduction of the profit generated by the transfer of use of such intangible assets.) This incentive is expected to be recurring over the coming years. As it is not a deduction to be applied to the income tax payable, it is not carried forward and does not generate a deferred tax asset as is the case with R&D tax deductions.

        In the United States, we participate in loan guarantee programs with the DOE that are aimed at promoting the rapid deployment of renewable energy and electric power transmission projects. The programs provide loan guarantees to renewable energy projects, related manufacturing facilities and electric power transmission projects. As part of these programs, in June 2011, the DOE offered us a conditional commitment for a $1,202 million loan guarantee to support the construction and start-up of the Mojave solar project, a 280 MW CSP solar plant in the Mojave Desert, California. Previously, on December 21, 2010, the DOE announced a final commitment for a $1,450 million loan guarantee to support the construction and start-up of one of the largest CSP power plants in the world (Solana). As of December 31, 2014, Mojave and Solana are included in the Abengoa Yield consolidation group and classified as discontinued operations in accordance with the requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.Furthermore, our Solar and Biofuels segments have also received DOE research grants of $145.8 million and in 2010, our Biofuels segment signed a four-year $35.5 million contract to develop technology for advanced biorefining of distillers, grain and corn blends.

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

Spanish Export Tax Credit

        Through our increasing international presence and a corresponding increase in our overseas investments and exports, we have claimed tax benefits provided under Article 37, Export Tax Credit (Deducción por actividades de exportación, "DAEX") of the Spanish Corporate Income Tax law, in connection with our overseas investments and exports of goods and services from Spain. Export tax credits provided in connection with overseas investments is calculated as a percentage of investments through the acquisition of interest in foreign companies or the incorporation of subsidiaries established abroad. This percentage, which was initially set at 25%, has been progressively reduced since 2007 to reach 3% in 2010 and 0% in 2011. The amount of deferred tax assets recognized for this credit totaled €242.9 million as of December 31, 2014.

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

Spanish Tax System

        Under Article 29 and the Transitional Provision 34 (DT 34) of the Law 27/2014 governing reforms to the Spanish tax system, the general tax rate in Spain will be reduced to 28% in 2015 and to 25% in 2016 (from 30% in 2014).

Backlog and Concessions

        We believe that our backlog is a significant indicator of the growth of our Engineering and Construction ("E&C") business and provides useful trend information and revenue visibility based on our activities over the previous two years. Backlog serves to measure the total euro value of work to be performed on contracts awarded, in progress and customer subscriptions, but does not include estimated revenue streams from the operating phase of any of our concession based projects, which are reported in a different operating segment. Backlog consists principally of projects, operations and services for which we have signed contracts and in respect of which we have received non-binding commitments from customers or other operations within our Group, where the related revenues are not eliminated upon consolidation. Commitments may be in the form of written contracts for specific projects, purchase orders, or indications of the amount of time and materials we need to make available for customers' anticipated projects. The volume and timing of executing the work in our backlog is important to us in anticipating our operational and financing needs and our ability to execute our backlog is dependent on our ability to meet such operational and financing needs. Our work to be performed in our backlog is typically completed within 12 to 24 months. Backlog is provided on a net basis after accounting for intra group eliminations. As December 31, 2014, 2013, 2012, 2011 and 2010, our backlog (excluding intra group sales) was approximately €7,953 million €6,796 million, €6,679 million, €7,535 million and €6,253 million, respectively.

        In the last year, our backlog has grown across our activities and we expect that our backlog will drive our results of operations in the near term as we undertake projects and operations. While our backlog has increased recently, it has fluctuated on a quarter to quarter basis due to the signing of new contracts, more of which have historically tended to be executed as the year progresses as customers make purchases under their capital budgets, as well as the pace of execution of existing contracts. As a result of the changes in our backlog, whether due to the signing of new contracts or commitments, the pace of execution of our contracts or otherwise, our results of operations for certain of the financial periods discussed in this annual report may not be directly comparable with our results of operations for other financial periods discussed herein or future financial periods. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Our backlog of unfilled orders is subject to unexpected adjustments and cancellations and is, therefore, not a fully accurate indicator of our future revenue or earnings."

        As of December 31, 2014, the average remaining life of our concessions and concession-type agreements was approximately 25 years. We believe that the average life of our concessions and concession-type agreements is a significant indicator of our forecasted revenue streams and the growth of our business. Concessions consist of long-term projects awarded to, and undertaken by us (in conjunction with other companies or on an exclusive basis) typically over a term of 20 to 30 years. Such projects typically include the construction phase, as well as future provisions associated with the operation and maintenance services provided during the concession period. In order to maintain or grow our business, we must obtain extensions to our current concessions and concession-type agreements or secure new concessions to replace our concessions as they expire. Furthermore, the revenue that we generate from our concession projects is significantly dependent on regulated tariffs. Under most of our concession agreements, there is an established tariff structure that provides us with limited or no possibility to adjust our tariffs as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs or any other variations in the conditions of specific jurisdictions in which our concessions are located.

Capital Expenditures

        Our business has significant capital expenditure requirements, including construction as well as R&D&i costs. Our capital expenditure requirements include asset and concession construction costs of power transmission lines, solar power plants and co-generation power plants, as well as infrastructure for the production of ethanol and desalination plants. We finance these capital projects primarily through Project Debt issued by a project finance company, along with debt incurred at the corporate level. Consequently, a significant part of our business is capital-intensive and our new assets under construction are highly leveraged. Over the last few years, the costs associated with our requirements have increased significantly, largely due to our increased business activity. See "Item 5.B—Liquidity and Capital Resources—Capital Expenditures." As a result, these increases have resulted in an increase of our Project Debt and related increased service costs, resulting in significantly reduced available cash flow from our project finance companies. As of December 31, 2014, our Gross Corporate Debt was €5,325.4 million and our total Project Debt was €4,958.1 million of which approximately €1,946.4 million were bridge loans.

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

        In the event that EURIBOR had risen by 25 basis points as of December 31, 2014, with the rest of the variables remaining constant, the effect in the consolidated income statement for the year ended December 31, 2014 would have been a profit of €9,182 thousand (a profit of €13,669 thousand in 2013) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of €35,591 thousand in other reserves (an increase of €48,050 thousand in 2013) mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars).

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

Period	U.S. Dollar average per euro
Year ended December 31, 2014	1.2153
Year ended December 31, 2013	1.3764
Year ended December 31, 2012	1.3190

        We are exposed to foreign exchange rate fluctuations principally between the euro and our U.S. Dollar denominated debt. In order to mitigate these exchange risks, we enter into forward exchange contracts and currency options which hedge the fair value of our future cash flows.

        In the event that the exchange rate of the U.S. Dollar had risen by 10% against the euro as of December 31, 2014, with the rest of the variables remaining constant, the effect in the consolidated income statement for the year ended December 31, 2014 would have been a loss of €1,103 thousand (a loss of €8,496 thousand in 2013) mainly due to the U.S. Dollar net liability position of the Group in companies with euro functional currency and an increase of €36,315 thousand (a decrease of €1,192 thousand in 2013) in other reserves as a result of the cash flow hedging effects on highly probable future transactions.

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

	As of December 31,
	2014	2013	2012
	(unaudited)
	(€ in millions)
Key Performance Indicator
Engineering and Construction Backlog	7,953	6,796	6,679
Concession-Type Infrastructure
Solar
MW under development	0	210	0
MW under construction	780	430	910
MW in operation	712	1,223	743

Total MW	1,492	1,863	1,653
Transmission
Km of transmission under development	115	—	—
Km of transmission under construction	6,270	9,373	5,217
Km of transmission in operation	3,532	2,660	1,476

Total Km	9,917	12,400	6,693
Co-generation and other
MW of co-generation and other under construction	692	0	300
MW of co-generation and other in operation	393	693	393

Total MW	1,085	693	693
Water
Capacity of desalination in operation (m3/day)	760,000	560,000	560,000
Capacity of desalination Construction (m3/day)	60,000	260,000	260,000

Total m3/day	820,000	820,000	820,000

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

Concession-Type Infrastructure

        The revenue of our Concession-Type Infrastructure activity is determined by the amount of MW capacity under operation in our thermo solar and co-generation plants, the number of kilometers available and operating in our power transmission lines and the volume (in cubic meters) of water treated in our desalination plants. We are currently making significant investments in the development of such assets (as of December 31, 2014 we had €8,964.2 million of net fixed assets and are continuously looking for new opportunities in the area of public private concession agreements (examples include the new power transmission lines in Brazil and Peru and the new co-generation plants near the ACT facility (Mexico), which are all in the pre-construction or construction phases) that will contribute to our Concession-Type Infrastructure activity's revenue in the future.

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

        An understanding of the accounting policies for these items is important to understand the Consolidated Financial Statements. The following discussion provides more information regarding the estimates and assumptions used for these items in accordance with IFRS and should be considered in conjunction with our Consolidated Financial Statements.

        The most critical accounting policies, which reflect significant management estimates and judgment to determine amounts in our Consolidated Financial Statements, are as follows:

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

        As of the date of preparation of our Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2014 are expected.

        Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the year in which the change occurs. The Group significant accounting policies are more fully described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2014, presented elsewhere in this annual report.

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

        For those cash generating units with high potential growth, the Group uses cash flow projections for a period of 10 years based on the cash flows identified in the Group's strategic plans, which are reviewed and approved every six months by the management of the Group. The residual value is calculated based on the cash flows of the latest year projected using a steady or nil growth rate. The use of a 10-year period is based on the consideration that this is the minimum period that needs to be used in order to appropriately reflect all the potential growth of these cash generating units. In addition, 10-year projections are prepared based on the historical experience within the Group in preparing long-term strategic plans, which are considered reliable and are prepared on the basis of the Group's internal control system. These cash flows are considered reliable since they can easily adapt to the changes of the market and of the business segment to which cash generating units belong, based on the Group's past experience on cash flows and margins and on future expectations.

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

        During the years 2014 and 2013 there were no intangible assets with indefinite useful life or there were no significant intangible assets not yet in use that were impaired.

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

        As of December 31, 2014, our deferred tax assets corresponded mainly to tax loss carryforwards in Brazil, Spain, the Netherlands and the United States, and to tax credits for export activities and other tax deductions generated in Spain, as shown in the following table:

As of December 31, 2014
(€ in millions)
Tax credits for Tax Loss Carryforwards:
Spain	70
Brazil	177
United States	141
Netherlands	56
Other	43

487

Tax credits for deductions to be applied in future periods:
Spanish Export Tax Credit (DAEX)	243
R&D&i Tax Credits in Spain	73
Tax Credits for deduction on reinvestment of certain benefits in Spain	50
Tax Credits for environmental investments in Spain	12
Tax Credits for double taxation (mainly in Spain)	82
Tax Credits for donations and other (mainly in Spain)	21

481

        The jurisdictions where we have tax credits and where we have also recorded tax losses are Brazil, the Netherlands (mainly coming from the bioenergy business in the three nations), the United States and Spain. The subsidiaries in these jurisdictions, which include companies in our biofuels, engineering and construction, solar and water segments, are expected to generate taxable profit in the upcoming years, as described in more detail below.

  Brazil

        We have credits for tax loss carryforwards in Brazil of €177 million as of December 31, 2014. Tax credits for tax loss carryforwards in Brazil were mainly generated in recent years with very poor weather conditions which affected our sugar cane production. Since 2011, we have implemented a series of plans to improve the quality of our biological assets and to increase the milling capacity of the facilities, as well as in the co-generation plant in order to increase the profitability of the assets. The tax loss carryforwards are expected to offset future taxable income in Brazil, as there is no time limit under Brazilian tax legislation for their application. In addition, at the end of 2012 an internal restructuring was carried out in Brazil in order to obtain additional benefits from certain intangible assets related to our bioenergy business. During 2014, we participated in a tax reform program offered by the Brazilian government that allowed us to offset our tax credits to pay off other existing tax debts. As a result, some of our tax credits were compensated during 2014. We expect to generate taxable income that will help to use the tax credits we have in this jurisdiction. We also operate in Brazil through our Engineering and Construction activity. In the last three tax returns submitted in this jurisdiction, we generated taxable losses amounting to €65 million in 2013, €38 million in 2012 and €28 million in 2011.

  United States

        Tax credits for tax loss carryforwards in the United States amount to approximately €141 million and expire in 20 years. In order to utilize these tax loss carryforwards, we would need to generate future taxable income of approximately €392 million. During the last years the taxable losses generated by the Company in the United States have been driven mainly by specific tax advantages like bonus depreciations and the application of specific Modified Accelerated Cost Recovery System ("MACRS"), and due to non-ordinary losses. During the year 2013, we undertook a restructuring of our subsidiaries in the United States, for business purposes. After the restructuring, most of our U.S. subsidiaries in our Biofuels, Engineering and Construction, Water and Solar segments are subsidiaries of Abengoa US, LLC, which is in turn a subsidiary of newly incorporated entities corresponding to each of the four operating segments mentioned above. This structure permits to calculate our income tax in the United States on an aggregated basis for these companies.

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

        In 2013, biofuels prices and margins recovered from the exceptionally negative prior year in terms of margins and results. This was mainly due to better harvests and to an increase in the price of ethanol because of the reduction of inventory levels in the industry. In 2014, the margin recovery trend continued and high margin levels were reached. The margin recovery has been mainly driven by low corn prices that have remained steady throughout the year. These low corn prices resulted in a slight decrease in the price of ethanol. Competitive ethanol prices resulted in a significant increase in ethanol exports which, coupled with stable internal demand. increases our total sales volume.

        As a consequence of the crush spread recovery, our Bioenergy companies have generated operational taxable income during 2014. Our ability to keep generating future taxable income in our Biofuels segment in the United States depends on managing the spread between the prices of inputs (grain, natural gas and others) and outputs (ethanol, DGS and others), which are subject to significant volatility and uncertainty, as we disclose in "Item 3.D—Risk Factors—Risks Related to Our Industrial Production Activity."

        In our last three U.S. tax returns submitted, considering all our segments, we generated taxable losses amounting to €153 million in 2013, €30 million in 2012 and €24 million in 2011.

  Netherlands

        Tax credits for tax loss carryforwards in the Netherlands, amounting to €56 million approximately expire in nine years. In order to utilize these tax loss carryforwards, we would need to generate future taxable income of approximately €217 million. At the beginning of 2013, our bioethanol plant in the Netherlands was shut down for a period of three months as a result of safety measurements that we voluntarily wanted to undertake, which resulted in non-recurring losses. In 2014, our Dutch bioethanol plant operated at full capacity, generating taxable income for this year. A slight increase in consumption in the European biofuels market is expected based on regulatory decisions introduced by the European Union with the goal of reducing imports of bioethanol. We expect these measures will increase the demand in our plant in the Netherlands. In addition, growth in ethanol production is expected until 2020 based on continued low cereal prices, but will remain significantly below the peak growth experienced in 2010 and 2012. We expect our subsidiary to generate enough taxable income in for foreseeable future to offset the tax loss carryforwards. In the last three tax returns submitted in this jurisdiction, we generated taxable losses amounting to €72 million in 2013, €56 million in 2012 and €47 million in 2011.

  Spain

        Tax loss carryforwards in Spain were mainly generated from applying certain tax incentives, such as Spanish Export Tax Incentive. In Spain, we have over €534 million in tax credits on deductions and on tax loss carryforwards, of which €70 million are credits for tax loss carryforwards. These tax credits expire over a period ranging from 15 to18 years. There is no time limit under Spanish tax regulations for the application of the tax loss carryforwards, and their recoverability is based on our ability to generate taxable income of €3.6 billion from our Spanish subsidiaries over this time period. We expect to generate this taxable income from our Engineering and Construction business, which has been growing consistently year-after-year based on the construction of new infrastructure projects, from our Spanish solar business, where we have brought new assets into operation at profitable margins, and from the contribution of our recurring Spanish biofuels businesses. In connection with our ability to generate taxable income from our Spanish solar business, Spain has experienced negative economic conditions, including high unemployment and significant government debt, which may adversely affect investment by customers in new projects. See "Item 3.D—Risk Factors—Risks Related to Our Business and the Markets in Which We Operate—Decreases in government budgets, reductions in government subsidies and adverse changes in law may adversely affect our business and the development of existing and new projects." In addition, our ability to generate taxable income in Spain may be affected by the performance of our thermos-solar segment, which is subject to changes in regulation (see "Item 3.D—Risk Factors—Risks Related to the Concession-Type Infrastructure Activity—Our solar projects will be negatively affected if there are adverse changes to national and international laws and policies that support renewable energy sources. In the last three tax returns submitted, in Spain, we generated taxable losses amounting to €143 million in 2013, and taxable income amounting to €194 million in 2012 and €224 million in 2011.

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

        Concession-Type Infrastructure.    Revenue is generated primarily from the management and operation of our infrastructure related to power transmission lines, thermo-solar plants, water treatment plants, and co-generation plants which are all regulated through long-term sale agreements.

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

Profit (loss) from discontinued operations, net of tax

        Profit (loss) from discontinued operations, net of tax represents the profit before income taxes after the deduction of corporate income tax generated by the discontinued operations of the Group plus any gain or loss, net of tax, from the disposal of discontinued operations of the Group.

Profit for the year

        Profit for the year represents the total of profit for the year from continuing operations plus profit (loss) from discontinued operations, net of tax.

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

Results of Operations

        The tables below illustrate our results of operations for the years ended December 31, 2014, 2013 and 2012.

	For the Twelve months ended December 31,
	2014(1)	2013(1)(2)	2012(1)(2)(3)
	(€ in millions)
Consolidated Income Statement Data
Revenue	7,150.6	7,245.1	6,285.6
Changes in inventories of finished goods and work in progress	1.1	7.7	19.7
Other operating income	188.3	441.4	481.9
Raw materials and consumables used	(4,083.1)	(4,469.9)	(4,244.7)
Employee benefit expense	(871.9)	(755.4)	(708.0)
Depreciation, amortization and impairment charges	(474.9)	(516.4)	(406.3)
Other operating expenses	(976.9)	(1,201.5)	(907.6)

Operating profit	933.2	751.0	520.6

Finance income	62.1	67.0	87.5
Finance expense	(745.4)	(583.2)	(532.2)
Net exchange differences	5.0	(3.5)	(36.1)
Other financial income/(expense) net	(176.5)	(119.2)	(157.9)

Finance expense, net	(854.8)	(638.9)	(638.7)

Share of profit/(loss) of associates	7.0	(5.2)	17.9

Profit (loss) before income tax	85.4	106.9	(100.2)

Income tax benefit/(expense)	58.7	26.2	174.1

Profit for the year from continued operations	144.1	133.1	73.8

Profit (loss) for the year from discontinued operations, net of tax	(22.2)	(22.7)	20.2

Profit for the year	121.9	110.3	94.0

Profit attributable to non-controlling interests	3.6	(7.7)	(38.2)
Profit from discontinued operations attributable to non-controlling interests	(0.2)	(1.2)	(0.4)

Profit for the year attributable to the parent company	125.3	101.4	55.4

(1)
On December 15, 2014, our Board of Directors approved a plan to further improve our financial structure through three main initiatives which contemplated the sale of certain companies, including Abengoa Yield. Given that as of December 31, 2014, those certain companies were available for immediate sale and we considered the sale to be highly probable, we have classified their associated assets and liabilities as held for sale in our annual consolidated financial statements as of December 31, 2014, prepared in accordance with IFRS as issued by the IASB, which are included elsewhere in this annual report. Until the closing of the sale of those certain companies, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. Furthermore, during June 2014, we completed the initial public offering of Abengoa Yield, which grouped assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO. Consequently, it has been reported as a separate segment in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014. Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity. In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our consolidated financial statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014 and 2013 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

(2)
On July 15, 2013, we closed the sale of 100% of our shares in our subsidiary Befesa. On that date, we received €331 million of cash proceeds. Taking into account the significance of the activities carried out by Befesa to Abengoa, the sale of this shareholding is considered as a discontinued operation to in accordance with IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations. In accordance with this standard, the results of Befesa until the closing of the sale and the result of this sale are included under a single heading, "Profit (loss) for the year from discontinued operations, net of tax" in our Consolidated Financial Statements and under separate line items in the consolidated cash-flow statement for the year 2013. The consolidated income statement for the years ended December 31, 2012, 2011 and 2010 also includes the results of Befesa under a single heading. See "Presentation of Financial Information". The Befesa Sale also resulted in the removal of the Industrial Recycling segment from our Industrial Production activity.

(3)
In the consolidated financial statements of Abengoa and its subsidiaries as of December 31, 2013, prepared in accordance with IFRS as issued by the IASB, the Group applied IFRS 10 and 11 that came into effect on January 1, 2013 under IFRS-IASB. According to the terms and requirements established in IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" and to the specific transition guidance of the new standards, we recasted the financial information as of and for the year ended December 31, 2012 and the recasted financial information is included herein. Financial information for prior periods was not recasted therein or herein for IFRS 10 and 11 and consequently is not comparable with other periods presented. See "Presentation of Financial Information".

Geographic Reporting

        We report our results in accordance with the following six geographic regions:

  •
  Spain;

  •
  North America;

  •
  Europe (excluding Spain);

  •
  South America (excluding Brazil);

  •
  Brazil; and

  •
  Other (remaining overseas markets).

        During 2013 and 2012 we reported results from Mexico as part of South America (excluding Brazil) (formerly Latin America (excluding Brazil)). In the year ended December 31, 2014, in order to better reflect the geographical segmentation of our business we included results from Mexico in the North America segment (formerly the United States segment). The information by geographic areas for the years ended December 31, 2013 and 2012 has been presented according to the new geographic segmentation.

Comparison of Years Ended December 31, 2014 and December 31, 2013

Revenue

        Revenue decreased by 1.3% to €7,150.6 million for the year ended December 31, 2014 from €7,245.1 million in the year ended December 31, 2013. On a constant currency basis, revenue for the year ended December 31, 2014 would have been €7,304.8 million, representing an increase of €59.7 million, or 0.8%, compared to the previous year. The decrease in consolidated revenues was due to the decrease in revenue contribution from our Engineering and Construction segment, partially offset by an increase in our Concessions-Type Infrastructure and Industrial Production activities in 2014 compared to 2013.

        Within our Engineering and Construction activity, revenues decreased by 6.6% to €4,514.5 million for the year ended December 31, 2014 from €4,831.7 million for the year ended December 31, 2013. The decrease in revenues was primarily attributable to the lower activity of construction resulting from the completion of the 280 MW Solana plant in Arizona (€224 million decrease year-over-year) and the 280 MW

Mojave thermo-solar plant in California (€312 million decrease year-over-year), the completion of the Solaben 1 and Solaben 6 thermo-solar plants in Spain (€280 million decrease year-over-year), the completion of the Palmatir wind farm in Uruguay (€64 million decrease year-over-year), lower construction activity on the Kaxu and Khi thermo-solar plants in South Africa (€189 million decrease year-over-year), and lower construction activity on the transmission lines in Brazil (€235 million decrease year-over-year). This effect was partially offset by higher construction activity related to the Atacama thermo-solar plants in Chile (€757 million increase year-over year) and the co-generation plants in Mexico (€226 million increase year-over year). Consistent with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, when accounting for transactions with our discontinued subsidiaries, services provided to Abengoa Yield are recorded as revenues given that Abengoa Yield is classified as discontinued operations in both years, and a corresponding elimination in the same amount is recorded in the heading "Profit (loss) from discontinued operations, net of tax."

        Our Concession-Type Infrastructures activity has also continued its growth path, showing a 30.0% increase in the year ended December 31, 2014 compared to the prior year, which was due to the entry into operation of new assets and the strong performance of assets already in operation. In 2014, we brought two assets into operation, which have contributed to the expansion of this segment. Revenue from our Solar segment increased by 29.6% to €335.2 million for the year ended December 31, 2014, from €258.7 million for year ended December 31, 2013. The increase was mainly attributable to the larger contribution from solar plants that entered into operation in Spain in the fourth quarter of 2013 (Solaben 1 and 6) and improved performance of the Spanish solar plants previously in operation. Revenue from our Transmission segment increased by 92.3% to €91.4 million for the year ended December 31, 2014, from €47.5 million for the year ended December 31, 2013. The increase was primarily attributable to the entry into operation of the Norte Brazil power transmission line (Brazil), which covers 2,375 km, as well as the larger contribution from the power transmission line in Manaus (Brazil), which covers 586 km. Revenue in our Water segment has remained relatively stable at €40.8 million for the year ended December 31, 2014 compared with €40.2 million for the year ended December 31, 2013. Revenue in our Co-generation and other segment decreased by 15.6% to €32.0 million for the year ended December 31, 2014, from €38.0 million for the year ended December 31, 2013. This decrease was mainly due to the Spanish government's regulatory reforms of the electricity sector, given that after the reform a greater portion of the income is a fixed remuneration that was lower than the amount received in the previous year.

        Revenue from our Industrial Production activity increased by 5.3% to €2,136.7 million for the year ended December 31, 2014, from €2,029.1 million for the year ended December 31, 2013. The increase was mainly due to an increase in volume of ethanol sold in Europe and in the United States and due to an increase in volume of sugar sold in Brazil.

Revenue by geographic regions

        The following table sets forth our revenue for the years ended December 31, 2014 and 2013 by geographic region.

	For the Years ended December 31,
	2014		2013
		% of revenues		% of revenues
	(€ in millions)		(€ in millions)
Consolidated Revenue by Geography
Spain	889.1	12.4	1,129.3	15.6
North America	2,253.6	31.5	2,670.4	36.9
Europe (excluding Spain)	892.9	12.5	863.3	11.9
Brazil	874.7	12.2	726.0	10.0
South America (excluding Brazil)	1,301.8	18.3	689.6	9.5
Other countries	938.5	13.1	1,166.5	16.1

Total	7,150.6	100.0	7,245.1	100.0

        Revenue from our international operations (all activities outside of Spain) increased by 2.4% to €6,261.5 million for the year ended December 31, 2014, compared to €6,115.8 million for the previous year. Our international operations accounted for 87.6% of our total revenue, with the Americas (South America, Brazil and North America) representing 62.0% of our total revenue and North America representing the largest geographic region with 31.5% of our total revenue.

        Spain.    Revenue decreased by 21.3% to €889.1 million for year ended December 31, 2014, from €1,129.3 million for the year ended December 31, 2013. This decline was primarily attributable to the decrease in revenues from the completion of the construction of solar plants in Spain (Solaben 1 and 6). This effect was partially offset by the entry into operation of solar plants during the fourth quarter of 2013 and by the increase in our Biofuels segment due to higher volumes of ethanol sold.

        North America.    Revenue decreased by 15.6% to €2,253.6 million for the year ended December 31, 2014, from €2,670.4 million for the year ended December 31, 2013. The decrease in revenue was primarily attributable to lower construction activity in the United States due to the completion of the Solana and Mojave plants. The decrease was partially offset by higher construction activity in our co-generation plant in Mexico and the year-over-year increase in our Biofuels segment in North America due to the increase in the volume of ethanol sold.

        Europe (excluding Spain).    Revenue increased by 3.4% to €892.9 million for the year ended December 31, 2014, from €863.3 million for the year ended December 31, 2013. The increase in revenue was primarily attributable to higher volumes of biofuels sold in 2014 compared to the previous year, since our ethanol plant in Rotterdam was closed during the first quarter of 2013.

        Brazil.    Revenue increased by 20.5% to €874.7 for the year ended December 31, 2014, from €726.0 million for the year ended December 31, 2013. This increase was mainly due to higher activity in the construction of new transmission lines in Brazil, partially offset by the completion of large projects such as Norte Brazil and Manaus in 2014 and 2013, respectively, and higher sugar sales from our Industrial Production activity.

        South America (excluding Brazil).    Revenue increased by 88.8% to €1,301.8 million for the year ended December 31, 2014, from €689.6 million for the year ended December 31, 2013. The increase in revenue was primarily attributable to the construction of Atacama thermo-solar plants in Chile.

        Other (remaining overseas markets).    Revenue decreased by 19.5% to €938.5 million for the year ended December 31, 2014, from €1,166.5 million for the year ended December 31, 2013. The decrease in revenue was primarily attributable to the lower construction activity at our two thermo-solar plants in South Africa.

Other operating income

        The following table below sets forth our other operating income for the years ended December 31, 2014 and 2013.

	For the Years ended December 31,
	2014	2013
	(€ in millions)
Other operating income
Work performed by the entity and capitalized, and other	76.0	322.3
Grants	16.7	17.8
Income from various services	95.5	101.3

Total	188.3	441.4

        Other operating income decreased by 57.3% to €188.3 million for the year ended December 31, 2014, from €441.4 million for the year ended December 31, 2013. This decrease is mainly due to the non-recurrence of the gain obtained in 2013 from the sale of our Brazilian subsidiary, Bargoa, S.A., which amounted to €34.2 million before taxes, and income in 2013 of €141.8 million, corresponding to a favorable award in arbitrations against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola, Ltda. See "Item 8.A—Legal Proceedings." The income from this award was recorded in 2013 under the heading "Work performed by the entity and capitalized and other". Additionally, the decrease in other operating income was due to a lower capitalized amount in the construction of our own assets.

Raw materials consumed

        Raw materials consumed decreased by 8.7% to €4,083.1 million for the year ended December 31, 2014, from €4,469.9 million for the year ended December 31, 2013, due to the decrease in revenue in our Engineering and Construction activity. Raw materials consumed decreased as a percentage of revenue to 57.1% in 2014 from 61.7% in the previous year. This decrease was mainly due to a lower contribution to the revenue mix from construction, an activity which is intensive in raw materials, and to a higher contribution to the revenue mix from our Concession-Type Infrastructure activity.

Employee benefits expenses

        Employee benefits expenses increased by 15.4% to €871.9 million for the year ended December 31, 2014, from €755.4 million for the year ended December 31, 2013. This increase was attributable to growth in our employee headcount during the period, mainly in our engineering and construction operations due to the fact that we carried out less work through subcontractors. Also, as result of this shift, our independent professional services expenses, which are accounted for under other operating expenses, decreased as a percentage of revenues.

Depreciation, amortization and impairment charges

        Depreciation, amortization and impairment charges decreased by 8.0% to €474.9 million for the year ended December 31, 2014, from €516.4 million for the year ended December 31, 2013. The decrease is mainly due to the depreciation of the Brazilian real average exchange rate in 2014 and higher receivables impairment recorded in 2013 compared to 2014, partially offset by the entry into operation of new assets in our Solar segment in the fourth quarter of 2013 (Solaben 1 and 6).

Other operating expenses

        The following table below sets forth our other operating expenses for the years ended December 31, 2014 and 2013.

	For the Years ended December 31
	2014		2013
		% of revenue		% of revenue
	(€ in millions)		(€ in millions)
Other operating expenses
Research and development costs	8.7	0.1	6.5	0.1
Leases and fees	122.5	1.7	110.8	1.5
Repairs and maintenance	71.2	1.0	64.7	0.9
Independent professional services	265.8	3.7	488.7	6.7
Transportation	78.7	1.1	75.4	1.0
Supplies	115.5	1.6	123.7	1.7
Other external services	167.4	2.3	157.3	2.2
Taxes	85.5	1.2	71.0	1.0
Other management expenses	61.6	0.9	103.4	1.4

Total	976.9	13.6	1,201.5	16.5

        Other operating expenses decreased by 18.7% to €976.9 million for the year ended December 31, 2014, from €1,201.5 million for the year ended December 31, 2013. This decrease is due to a decrease in independent professional services caused mainly by the fact we carried out less work through subcontractors in our Engineering and Construction activity.

Operating profit

        Operating profit increased by 24.3% to €933.2 million for the year ended December 31, 2014, from €751.0 million for the year ended December 31, 2013. Operating profit also increased as a percentage of revenues, to 13.1% during the year ended December 31, 2014 from 10.4% during the year ended December 31, 2013, mainly due to the reduction in the raw materials and consumables used and the decline in other operating expenses as a percentage of revenues, as explained above.

Finance income

        The following table below sets forth our finance income for the years ended December 31, 2014 and 2013.

	For the Years ended December 31,
	2014	2013
	(€ in millions)
Finance income
Income from loans and debts	45.2	38.1
Gains from interest-rate derivatives: cash flow hedges	15.7	28.4
Gains from interest-rate derivatives: non-hedging	1.2	0.5

Total	62.1	67.0

        Finance income decreased by 7.4% to €62.1 million for the year ended December 31, 2014, from €67.0 million for the year ended December 31, 2013. The decrease is primarily due to lower income from our cash flow hedge interest-rate derivatives, mainly due to a higher fair value in 2013 of our interest rate options resulting from a decrease in expected future interest rates, partially offset by an increase in income from loans and debts from our term deposits in Brazil.

Finance expenses

        The following table below sets forth our finance expenses for the years ended December 31, 2014 and 2013.

	For the Years ended December 31,
	2014	2013
	(€ in millions)
Finance expenses
Expenses due to interest:
—Loans from credit entities	257.0	229.4
—Other debts	376.5	269.9
Losses from interest-rate derivatives: cash flow hedges	92.3	83.9
Losses from interest-rate derivatives: non-hedging	19.6	—

Total	745.4	583.2

        Finance expenses increased by 27.8% to €745.4 million for the year ended December 31, 2014, from €583.2 million for the year ended December 31, 2013. The increase was mainly due to higher interest expense from loans and borrowings as a result of the completion of various projects under construction (interest expense is capitalized when a project is under construction). The interest expense from other debts increased mainly due to new notes issued in the last quarter of 2013 and the first quarter of 2014, and the negative impact of interest rate derivatives classified as non-hedging.

Net exchange differences

        The following table below sets forth our exchange differences for the years ended December 31, 2014 and 2013.

	For the Years ended December 31,
	2014	2013
	(€ in millions)
Net exchange differences
Gains and losses from foreign exchange transactions	(6.5)	0.3
Gains and losses from foreign exchange contracts: cash flow hedges	11.2	(4.2)
Gains and losses from foreign exchange contracts: non-hedging	0.3	0.3

Total	5.0	(3.5)

        Net exchange differences remained relatively stable period-over-period at low levels, representing 0.1% of revenues for the year ended December 31, 2014 and 0.05% of for the year ended December 31, 2013. In general, we use exchange rate derivatives to hedge our foreign exchange operations. As a result, and due to the application of hedge accounting, most of our exchange rate differences are offset by the effect of our cash flow hedge derivatives. The increase in net exchange differences for the year ended December 31, 2014 was mainly due to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by the hedged item.

Other net finance income/expenses

	For the Years ended December 31.
	2014	2013
	(€ in millions)
Other finance income
Profits from the sale of financial assets	0.4	0.1
Income on financial assets	1.7	0.6
Other finance income	13.1	18.4
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	75.6
Hedging derivatives gains: Cash flow hedge	—	0.2
Gains from commodities forward contracts: non-hedging	—	—
Total	15.2	94.9

Other finance expenses
Losses from sale of financial assets	(11.3)	(0.4)
Outsourcing of payables	(84.8)	(81.2)
Other finance expenses	(81.1)	(110.7)
Changes in the fair value of derivatives embedded in the convertible bonds and options over shares	(9.6)	—
Losses from partial repayment of the convertible notes due 2014	—	(12.0)
Commodity derivative losses: cash flow hedges	—	—
Loss from commodities forward contracts: non-hedging	(4.9)	(9.9)
Total	(191.7)	(214.2)

Other net finance income/expenses	(176.5)	(119.2)

        Other net finance expense increased to €176.5 million for the year ended December 31, 2014, from €119.2 million for the year ended December 31, 2013.

        For the year ended December 31, 2014, total other finance income decreased by 84.0% to €15.2 million, from €94.9 in the previous year. This decrease is mainly due to the change in fair value of embedded derivatives of convertible bonds, net of the change in the fair value of the call options over our own shares that hedge the embedded derivatives, which amounted to a €9.6 million loss recorded under the heading "Other finance expenses" for the year ended December 31, 2014, as compared to a profit of €75.6 million in the period year.

        Total other finance expenses decreased by 10.5% to €191.7 million for the year ended December 31, 2014 compared to €214.2 million for the year ended December 31, 2013. The decrease is mainly due to lower banking fees and commissions, the change in fair value of the derivative embedded in the convertible loan received as part of the consideration for the sale of the shareholding in Befesa, and losses from changes in the fair value of the embedded derivatives in our convertible bonds due 2017 and call options as discussed above, partially offset by losses incurred in 2013 by the partial repurchase of our convertible bonds due 2014 and financial losses due to a higher volume of uncollectible financial accounts with partners projects in South America recorded in 2013.

Finance expense net

        Finance expense net increased by 33.8% to €854.8 million for the year ended December 31, 2014, from €638.9 million for the year ended December 31, 2013. The increase in finance expense net was attributable to the aforementioned changes in Finance income, Finance expenses, Net exchange differences and Other net finance income/expenses.

Profit (loss) before income tax

        Profit before income tax decreased to €85.4 million for year ended December 31, 2014, from €106.9 million for the year ended December 31, 2013. This decrease was attributable to the aforementioned results of the year.

Income tax benefit/expense

        We had an income tax benefit of €58.7 million for the year ended December 31, 2014, compared to an income tax benefit of €26.2 million for the year ended December 31, 2013, although we actually received income tax for an amount of €8.6 million in 2014 and we paid €12.1 million in 2013. The subsidiaries within the consolidated group that generate profits usually generate income tax expenses and pay taxes, whereas companies with negative taxable income recognize income tax benefit but they do not obtain a tax refund; instead, they generate tax loss carryforwards that can be offset in future periods. Different types of tax credits generate an income in the income tax expense calculation but they do not reduce the amount of income tax paid in the current period. Rather, they reduce the amount payable in the future.

        For the year ended December 31, 2014, Income tax benefit corresponded primarily to the recognition of certain Spanish export tax incentives generated in the period related to the export of goods and services from Spain (a positive impact of €201 million) and tax benefits that we generated in the period from the application of a tax incentive for the transfer of the use of intangible assets, as specified in Article 23 of the repealed Spanish Corporate Income Tax Act (a positive impact of €5 million). This benefit results in a direct deduction from taxable income of 50% of the revenue generated from granting the use of the related intangible assets (i.e. licensing revenue, etc.). In addition, in 2014, net operating losses have been generated but they have not been recorded considering that their future recoverability is not sufficiently assured and part of the net operating losses recognized in prior years have been reversed (a negative impact of €56 million). Because of the entry into force in Spain of the modification of the general tax rate to 28% in 2015 and to 25% in 2016 onwards (the tax rate applicable in 2014 was 30%), the negative impact was €49 million. There were differences in foreign tax rates related to companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate (a positive impact of €13 million). Finally, we have recorded other non-taxable income and expense which include, among other things, permanent differences arising in different jurisdictions (a negative impact of €5 million).

Profit (loss) from discontinued operations, net of tax

        In the years ended December 31, 2014 and 2013 and according to IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations, we recorded the results from Abengoa Yield, amounting to a €22.2 million loss net of tax, and a €22.1 million loss, net of tax, respectively as discontinued operations.

        For the year ended December 31, 2013, and according to IFRS 5, Non-Current Assets Held For Sale and Discontinued Operations, we recorded the results from the Befesa Sale, amounting to a €0.6 million loss net of tax as discontinued operations.

Profit attributable to non-controlling interests

        Profit attributable to non-controlling interests increased to €3.4 million for the year ended December 31, 2014, from a loss of €8.9 million for the year ended December 31, 2013. The increase is mainly due to lower from Rioglass Group, Procesos Ecológicos Vilches, S.A. and our construction activities in Brazil and South Africa.

Profit attributable to the parent company

        Profit attributable to the parent company increased by 23.5% to €125.3 million for the year ended December 31, 2014, compared to €101.4 million for the year ended December 31, 2013. This increase was attributable to the results explained above.

Total comprehensive income

        Total comprehensive income was €58.0 million for the year ended December 31, 2014, compared to total comprehensive loss of €253.3 million for the year ended December 31, 2013, due to the increases in Profit for the year and Other comprehensive income as explained above.

        Other comprehensive loss was €63.9 million for the year ended December 31, 2014, compared to other comprehensive loss of €363.7 million for the year ended December 31, 2013. The increase was mainly due to translation differences in equity, which corresponds mainly to an increase in 2014 from our subsidiaries with the U.S. Dollar as their functional currency, which experienced an appreciation against the euro during the period, and a decrease in 2013 from our subsidiaries with the Brazilian real as their functional currency, which experienced a depreciation against the euro during the year. The increase was partially offset by the increase in fair value of cash flow hedges recorded directly in equity which correspond mainly to interest rate derivatives. These losses are principally related to long-term swaps maturing in 2020 and subsequent years, which are very sensitive to changes in interest rates and which have fixed rates payable that are higher than the expected variable interest rate receivable. Additionally, €21.4 million corresponds to the amounts related to cash flow hedges transferred to income statements during 2104 compared to €62.2 million in 2013.

        In year ended December 31, 2013, we recorded €89.9 million directly in equity corresponding to the change in fair value of cash flow hedges, mostly corresponding to interest rate derivatives. The impact was mainly due to long-term swaps maturing in 2020 and subsequent years. This effect was offset by negative translation differences recorded in equity for an amount of €483.8 million which corresponds mainly to our subsidiaries with the Brazilian real as their functional currency, which experienced a depreciation against the euro during the period.

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenue

        Revenue increased by 15.3%, to €7,245.1 million for the year ended December 31, 2013, from €6,285.6 million for the year ended December 31, 2012. On a constant currency basis, revenue for the year ended December 31, 2013 would have been €7,522.2 million, representing an increase of €1,236.6 million, or 19.7%, compared to the previous year. The increase in consolidated revenues was due to the increased revenue contribution from most of our operating segments for the year 2013 versus the previous year, and was mostly attributable to the Engineering and Construction business.

        Within Engineering and Construction, revenues increased by €1,042.5 million due to the ongoing construction of the two thermo-solar plants in South Africa (a 100 MW CSP plant and a 50 MW Solar tower technology CSP plant, causing a €434.5 million increase year-over-year), of the 200 MW PV plant in Imperial Valley, California (€236 million increase year-over-year), of the Mojave thermo-solar plant in the United States (the 280 MW solar plant in California, causing a €126.7 million increase year-over-year), of the co-generation plants in Mexico (a €106.6 million increase year-over-year), of the 450 MW combined cycle plant in Poland (a €100.0 million increase year-over-year) and of the wind farms in Uruguay (a €78.2 million increase year-over-year).These effects were partially offset by a lower contribution of the Solana 280 MW solar plant in Arizona (a €415 million decrease year-over-year) and a lower activity of construction of transmission lines in Brazil, given that 2012 was a year of very high execution with large projects such as Norte Brazil and Manaus (a €9.7 million decrease year-over-year).

        Our Concession-Type Infrastructures activity continued its growth path showing a 7.3% increase in the year 2013 with respect to the prior year, which was due to a solid performance in our four segments. In 2013, we brought into operation two assets which have contributed to the expansion of this segment. Revenues from our Solar segment decreased 0.4%, mainly due to lower income from our Spanish solar plants due to adverse government energy reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013, partially offset by higher revenues from the solar plants that entered into operation in the fourth quarter of 2013 (Solaben 1 and Solaben 6 in Spain) and to the larger contribution of solar plants that entered into operation in 2012 (Helios 1 and Helios 2). Revenues in our Transmission segment increased by 93.9% up to €47.5 million for the year 2013 from €24.4 million for the previous year. This increase is mainly attributable to the entry into operation during the first quarter of 2013 of the power transmission line in Manaus which covers 586 km.

        Our Water segment also increased by 94.2%, achieving growth of €19.5 million year-over-year, mostly due to the entry into operation in the first quarter of 2013 of the desalination plant in Qingdao (China). Finally, revenues in our Co-generation segment decreased by €15.2 million, to €38.0 million in the year 2013, compared to the previous year due to adverse government energy reforms in Spain.

        Revenue from our Industrial Production activity decreased during the year 2013 when compared to the previous year by 5.1%. Revenues decreased mainly due to the decrease in volumes sold in Europe and the decrease in ethanol prices in Europe, partially offset by the increase in ethanol prices in the United States. In Brazil, revenues have remained stable year-over-year.

Revenue by geographic regions

        The following table sets forth our revenue for the years ended December 31, 2013 and 2012 by geographic region.

	For the Years ended December 31,
	2013		2012
		% of revenues		% of revenues
	(€ in millions)		(€ in millions)
Consolidated Revenue by Geography
Spain	1,129.3	15.6	925.0	14.7
North America	2,670.4	36.9	2,569.3	40.9
Europe (excluding Spain)	863.3	11.9	877.8	14.0
Brazil	726.0	10.0	986.6	15.7
South America (excluding Brazil)	689.6	9.5	522.3	8.3
Other countries	1,166.5	16.1	404.6	6.4

Total	7,245.1	100.0	6,285.6	100.0

        Revenue from our international operations (all activities outside of Spain) increased by 14.1% to €7,245.1 million for the year ended December 31, 2013 compared to the previous year. Our international operations accounted for 84.4% of revenue with the Americas (South America, Brazil and North America) representing 56.4% of total revenue and North America representing the largest geographic region with 36.9% of revenue.

        Spain.    Revenue increased by 22.1% to €1,129.3 million for the year ended December 31, 2013, from €925.0 million for the year ended December 31, 2012. The increase in revenues was primarily attributable to the solar plants that entered into operation in the fourth quarter of 2013 (Solaben 1 and Solaben 6), to the larger contribution of solar plants that entered into operation in 2012 (Helios 1, Helios 2, Solaben 2 and Solaben 3) and to the increase in ethanol volumes sold in the Biofuels segment. This increase was partially offset by adverse government energy reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013.

        North America.    Revenue increased by 3.9% to €2,670.4 million for the year ended December 31, 2013 from €2,569.3 for the year ended December 31, 2012. The decrease in revenue was primarily attributable to the lower contribution of the construction of the Solana solar plant in Arizona which entered into operation in the last quarter of 2013. This effect was partially offset by the construction of the 200MW PV plant in the Imperial Valley of California, which resulted in an increase of €236 million year-over-year, the construction of the Mojave solar power plant, which resulted in a €126.7 million increase year-over-year and the increase in sales of solar components, such as technology and mirrors used in the construction of the mentioned U.S. solar plants. Revenues also increased in our biofuels segment in North America year-over-year.

        Europe (excluding Spain).    Revenue decreased by 1.6% to €863.3 million for the year ended December 31, 2013, from €877.8 million for the year ended December 31, 2012. The decrease was primarily attributable to the decrease in revenues in our Biofuels segment due to lower volumes sold and to the decrease in ethanol prices. This effect was partially offset by the construction of the 450 MW combined cycle plant in Poland.

        South America (excluding Brazil).    Revenue increased by 32.0% to €689.6 million for the year ended December 31, 2013, from €522.3 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to revenue from the wind farms in Uruguay and the transmission lines in Peru and Chile.

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

        Other (remaining overseas markets).    Revenue increased by 188.3% to €1,166.5 million for the year ended December 31, 2013, from €404.6 million for the year ended December 31, 2012. The increase in revenue was primarily attributable to the construction of the two thermos-solar plants in South Africa, a 100 MW CSP plant and a 50 MW Solar tower technology CSP plant, causing a €434.5 million increase year-over-year, and to the entry into operation in the first quarter of 2013 of the desalination plant in Qingdao (China) of 100,000 m3/day.

Other operating income

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Other operating income
Work performed by the entity and capitalized and other	322.3	367.8
Grants	17.8	13.8
Income from various services	101.3	100.3

Total	441.4	481.9

        Other operating income decreased by 8.4% to €441.4 million for the year ended December 31, 2013, from €481.9 million for the year ended December 31, 2012. The heading 'Work performed by the entity and capitalized and other' in 2013 includes income of €141.8 million corresponding to a favorable award in arbitrations against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola, Ltda. See "Item 8.A.—Legal Proceedings." In the year 2012, this heading also included income of €26 million recorded by Abengoa Bioenergy U.S. Holding in the last quarter of 2012, corresponding to a collection from Chicago Title Insurance Company after a favorable jury verdict in litigation against that company. The decrease in 2013 in Other operating income when compared to 2012 was mainly due to a lower amount capitalized in the construction of our own assets and to the fact that in 2012 we recorded a €85 million gain arising from the business combination of Rioglass Group. Additionally, Income from various services for the year 2013 primarily includes the gain obtained in the sale of our Brazilian subsidiary Bargoa, S.A. amounting to €33.2 million.

Raw materials consumed

        Raw materials consumed increased by 5.3% to €4,469.9 million for the year ended December 31, 2013, from €4,244.7 million for the year ended December 31, 2012, due to the increase in revenue in our activities. Raw materials consumed decreased as a percentage of revenue to 61.7% for the year ended December 31, 2013 from 67.5% for the year ended December 31. 2012. This decrease was mainly due to a lower contribution to the revenue mix from the construction, an activity which is intensive in raw materials, and to a higher contribution to the revenue mix from our Concession-Type Infrastructures activity.

Employee benefits expenses

        Employee benefit expenses increased by 6.7% to €755.4 million for the year ended December 31, 2013, from €708.0 million for the year ended December 31. 2012. This was due to an increase in employee headcount in the period (excluding the effect of the sale of Befesa), mainly due to a net increase in our construction operations. In addition, the commencement of operations of the new solar plants in Spain that came into operation during 2013 have also increased our employee benefits expenses in our Solar segment.

        Employee benefit expenses have decreased as a percentage of revenue, standing at 10.4% for the year ended December 31, 2013, compared to 11.3% in 2012.

Depreciation, amortization and impairment charges

        Depreciation. amortization and impairment charges increased by 27.1% to €516.4 million for the year ended December 31, 2013, from €406.3 million for the year ended December 31, 2012. Depreciation and amortization charges also increased as a percentage of revenue to 7.1% in 2013 from 6.5% in 2012. The increase is mainly due to an increase in the depreciation and amortization in our Solar segment, as a result of the beginning of the amortization of the solar plants that entered into operation in the fourth quarter of 2013 (Solaben 1, Solaben 6) and to the larger contribution of solar plant that entered into operation in the first half of 2012 (Helios 1) and in the second half of 2012 (Helios 2). Depreciation and amortization also increased in Transmission lines mainly due to the Manaus transmission line in Brazil, which entered into operations in the first quarter of 2013. Additionally, in 2013, we recorded receivables impairments of €31.9 million that mostly correspond to public clients in Spain and abroad, against whom the corresponding claims have been made for the amounts owing from various construction projects, supported by the Company's formal procedures where possible. Given the uncertainty in relation to the future recoverability of these receivables, due to various factors but most of which are beyond the Company's control, we have decided to make the corresponding provision.

Other operating expenses

        The following table below sets forth our other operating expenses for the years ended December 31, 2013 and 2012.

	For the Years ended December 31
	2013		2012
		% of revenue		% of revenue
	(€ in millions)		(€ in millions)
Other operating expenses
Research and development costs	6.5	0.1	6.4	0.1
Leases and fees	110.8	1.5	99.8	1.4
Repairs and maintenance	64.7	0.9	66.1	0.9
Independent professional services	488.7	6.8	283.9	3.9
Transportation	75.4	1.1	77.5	1.1
Supplies	123.7	1.7	101.6	1.4
Other external services	157.3	2.2	138.7	1.9
Taxes	71.0	1.0	53.4	0.7
Other management expenses	103.4	1.4	80.2	1.1

Total	1,201.5	16.7	907.6	12.5

        Other operating expenses increased by 32.4% to €1,201.5 million for the year ended December 31, 2013, from €907.6 million for the year ended December 31, 2012, which is primarily due to an increase in independent professional services because of increases in operations across all of our activities, especially in the construction activity in the United States.

Operating profit

        Operating profit increased by 44.3% to €751.0 million for the year ended December 31, 2013, from €520.6 million for the year ended December 31, 2012. Operating profit has increased as a percentage of revenues, to 10.4% during the year ended December 31, 2013 from 8.3% during the year ended December 31, 2012. The increase in operating profit for the year 2013, compared to 2012, was mainly due to a 15.3% increase in revenue and to a smaller increase in our operating expenses.

Finance income

        The following table below sets forth our finance income for the years ended December 31, 2013 and 2012.

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Finance income
Income from loans and debts	38.1	77.3
Gains from interest-rate derivatives: cash flow hedges	28.4	10.2
Gains from interest-rate derivatives: non-hedging	0.5	0.0

Total	67.0	87.5

        Finance income decreased by 23.4% for the year ended December 31, 2013, to €67.0 million for the year ended December 31, 2013 from €87.5 million for the year ended December 31, 2012. The decrease was primarily due to lower income from loans and debts from our short-term deposits in Brazil, and was partially offset by higher gains on cash-flow hedge interest-rate derivatives, mainly due to the increase in the time value of our interest rate options resulting from an increase in the expected future interest rates.

Finance expenses

        The following table below sets forth our finance expenses for the years ended December 31, 2013 and 2012.

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Finance expenses
Expenses due to interest:
—Loans from credit entities	229.4	208.8
—Other debts	269.9	219.9
Losses from interest-rate derivatives: cash flow hedges	83.9	99.2
Losses from interest-rate derivatives: non-hedging	—	4.3

Total	583.2	532.2

        Finance expenses increased by 9.6% to €583.2 million for the year ended December 31, 2013, from €532.2 million for the year ended December 31, 2012.

        Finance expenses increased in 2013 when compared to 2012 as the result of an increase in interest expenses from loans with credit entities, mainly due to the lower capitalization of interest expenses, as several projects came into operation during 2013 (interest expense is capitalized when a project is under construction). Additionally, interest from other debts increased due to the convertible bonds and ordinary bonds issued during 2013.

        Losses from cash flow hedge interest-rate derivatives for the year ended December 31, 2013 and 2012 are mainly due to interest rate swaps where the fixed rate payable is currently higher than the variable interest rate receivable referenced to Euribor. These swaps have an impact in our income statement when interest accrued in the hedged loan is recorded in the consolidated income statement.

Net exchange differences

        The following table below sets forth our exchange differences for the years ended December 31, 2013 and 2012.

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Net exchange differences
Gains and losses from foreign exchange transactions	0.3	6.8
Gains and losses from foreign exchange contracts: cash flow hedges	(4.2)	(22.9)
Gains and losses from foreign exchange contracts: non-hedging	0.3	(20.0)

Total	(3.5)	(36.1)

        Negative net exchange differences decreased to a net foreign exchange loss of €3.5 million for the year ended December 31, 2013, from a net foreign exchange loss of €36.1 million for the year ended

December 31, 2012. In general, we use exchange rate derivatives to hedge our foreign exchange operations. As a result, most of our exchange rate differences are offset by the effect of our cash-flow hedge derivatives.

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

Other net finance income/expenses

	For the Years ended December 31.
	2013	2012
	(€ in millions)
Other finance income
Profits from the sale of financial assets	0.1	1.0
Income on financial assets	0.6	0.3
Other finance income	18.4	15.9
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	75.6	9.2
Hedging derivatives gains: Cash flow hedge	0.2	—
Hedging derivatives gains: Fair flow hedge	—	—
Total	94.9	26.4

Other finance expenses
Losses from sale of financial assets	(0.4)	—
Outsourcing of payables	(81.2)	(88.5)
Other finance expenses	(110.7)	(75.5)
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	—
Losses from partial repayment of the convertible notes due 2014	(12.0)	—
Commodity derivative losses: cash flow hedge	—	—
Loss from commodities forward contracts: non-hedging	(9.9)	(20.3)
Total	(214.2)	(184.3)

Other net finance income/expenses	(119.2)	(157.9)

        Other net finance expense decreased to €119.3 million for the year ended December 31, 2013, from €157.9 million for the year ended December 31, 2012.

        In the year ended December 31, 2013, Total other finance income increased to €94.9 million from €26.4 million mainly due to the change in fair value of embedded derivatives of our convertible bonds, net of change in fair value of the call options over our own shares, which hedge the embedded derivatives partially, amounting to a net gain of €75.6 million versus a net gain of €9.2 million in 2012.

        Other finance expense increased to €119.3 million for the year ended December 31, 2013 from €184.3 million for the year ended December 31, 2012. This increase was mainly due to the increase in other financial losses due to a higher volume of uncollectible financial accounts with partners in projects in South America, according to the current situation of negotiations, and the impairment of financial investments associated with thermo-solar projects in the United States due to permitting delays. In addition, other financial expenses also increased due to losses from partial repayment of the convertible notes due in 2014. These expenses were partially offset by lower costs of outsourcing supplier payments and lower commodity derivatives losses corresponding to the interruption of the hedging relationship, when the transaction hedged is no longer expected to occur. Additionally, Other finance losses include finance expenses mainly related to financial guarantees and letters of credit, wire transfers and other bank fees, losses on available for sale financial assets, and other minor finance expenses.

Finance expense net

        Finance expense net remained stable at a loss of €638.9 million for the year ended December 31, 2013, compared with a loss of €638.7 million for the year ended December 31, 2012. The change in finance expense net was attributable to the aforementioned change in Finance income, Finance expense, Net exchange differences and Other net finance income/expenses.

Profit (loss) before income tax

        Profit before income tax increased to a gain of €106.9 million for the year ended December 31, 2013, compared to a loss of €100.2 million for the year ended December 31, 2012. This increase was attributable to the aforementioned results of the period.

Income tax benefit/expense

        We had an income tax benefit of €26.2 million for the year ended December 31, 2013, compared to an income tax benefit of €174.1 million for the year ended December 31, 2012, although we actually paid income tax for an amount of €12.1 million in 2013 and €35.5 million in 2012.

        For the year ended December 31, 2013, Income tax benefit corresponded primarily to the recognition of certain Spanish export tax incentives generated in the period related to the export of goods and services from Spain (a positive impact of €80.3 million) and tax benefits that the Company generated in the period from the application of a tax incentive for the transfer of the use of intangible assets, as specified in Article 23 of the Revised Text of the Spanish Corporate Income Tax Act (a positive benefit of €16.0 million). This benefit results in a direct deduction from taxable income of 50% of the revenue generated from granting the use of the related intangible assets (i.e. licensing revenue, etc.). In addition, there were differences in foreign tax rates related to companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate (a positive impact of €9.0 million). Finally, we have recorded other non-taxable income and expense which include, among other things, tax credits which it has not capitalized and permanent differences arising in other jurisdictions (a negative impact of €37.0 million).

Profit (loss) from discontinued operations net of tax

        For the year ended December 31, 2013 and according to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, we include the results from Abengoa Yield, amounting to a €22.1 million loss, net of tax, and Befesa, amounting to a €0.6 million loss net of tax as discontinued operations. In the previous year, and according to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, we include the results from Abengoa Yield, amounting to a €12.9 million loss, net of tax, and Befesa, amounting to a €32.5 million profit net of tax as discontinued operations.

Profit attributable to non-controlling interests

        Profit attributable to non-controlling interests increased to €8.9 million loss for the year ended December 31, 2013, from €38.6 million for the year ended December 31, 2012. The decrease is mainly due to the lower results from Rioglass Group and our construction activities in Brazil.

Profit attributable to the parent company

        Profit attributable to the parent company increased by 83.2% to €101.4 million for the year ended December 31, 2013, compared to €55.4 million for the year ended December 31, 2012. This increase was attributable to the results explained above.

Total comprehensive income

        Total comprehensive income increased to €(253.4) million for the year ended December 31, 2013, compared to €(263.3) million for the year ended December 31, 2012 due to the increase of profit attributable to the parent company explained above, partially offset by the decrease in Other comprehensive income.

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

Segment Reporting

        We organize our business into the following three activities—Engineering and Construction, Concession-Type Infrastructures and Industrial Production, which in turn comprise six operating segments:

  •
  Engineering and Construction:  relates to our traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market as well as the development of solar technology. Prior to 2014, our Engineering and Construction activity was comprised of two operating segments: Engineering and Construction, and Technology and Other. Beginning in 2014, we began including the Technology and Other segment with the Engineering and Construction segment in accordance with IFRS 8, Operating Segments. As a result, our Engineering and Construction activity is now comprised of a single operating segment: Engineering and Construction.

        This activity is comprised of one operating segment:

  •
  Engineering and Construction—Abengoa is specialized in carrying out complex turn-key projects for thermos-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

  •
  Concession-Type Infrastructure:  groups together the Company's proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes the operation of electric (solar, water, co-generation or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and we focus on operating them as efficiently as possible.

        This activity is currently composed of four operating segments:

  •
  Solar—Operation and maintenance of solar energy plants, mainly using solar-thermal technology;

  •
  Transmission—Operation and maintenance of high-voltage transmission power line infrastructures;

  •
  Water—Operation and maintenance of facilities aimed at generating, transporting, treating and managing potable water, including desalination and water treatment and purification plants; and

  •
  Co-generation and other—Operation and maintenance of conventional electricity plants.

    On June 18, 2014, we completed the Abengoa Yield IPO. Abengoa Yield groups together assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO. Consequently, it has been reported in our quarterly financial information. Taking into account that Abengoa Yield was an operating segment within our Concession-Type Infrastructure activity during part of 2014 and the significance that those activities carried out by Abengoa Yield have for Abengoa, our shareholding in Abengoa Yield during 2014 was treated as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The treatment of Abengoa Yield as discontinued operations also resulted in the removal of the Abengoa Yield operating segment from our Concession-Type Infrastructure activity. In accordance with this standard, the assets and liabilities of Abengoa Yield have been reclassified as assets and liabilities held for sale in our consolidated statement of financial position included within our Consolidated Financial Statements as of and for the year ended December 31, 2014. Likewise, our consolidated income statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 also include the results of Abengoa Yield under a single heading, "Profit (loss) from discontinued operations, net of tax".

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

Comparison of Years Ended December 31, 2014 and December 31, 2013

Revenue by activity

        The following table sets forth our revenue for the years ended December 31, 2014 and 2013 by our three activities and six segments.

	For the Years ended December 31,
	2014		2013
		% of revenue		% of revenue
	(€ in millions)		(€ in millions)
Revenue
Engineering and Construction	4,514.5	63.1	4,831.7	66.7

Engineering and Construction	4,514.5	63.1	4,831.7	66.7
Concession-Type Infrastructures	499.4	7.0	384.3	5.3

Solar	335.2	4.7	258.7	3.6
Transmission	91.4	1.3	47.5	0.7
Water	40.8	0.6	40.2	0.6
Co-generation and other	32.0	0.4	38.0	0.5
Industrial Production	2,136.7	29.9	2,029.1	28.0

Biofuels	2,136.7	29.9	2,029.1	28.0
Total	7,150.6	100.0	7,245.1	100.0

        Engineering and Construction.    Revenue decreased by 6.6% to €4,514.5 million for the year ended December 31, 2014 from €4,831.7 million for the year ended December 31, 2013. The decrease in revenue was primarily attributable to the lower activity of construction resulting from the completion of the 280 MW Solana plant in Arizona (€224 million decrease year-over-year) and the 280 MW Mojave thermo-solar plant in California (€312 million decrease year-over-year), the completion of the Solaben 1 and Solaben 6 thermo-solar plants in Spain (€280 million decrease year-over-year), the completion of the Palmatir wind farm in Uruguay (€64 million decrease year-over-year), lower construction activity on the Kaxu and Khi thermo-solar plants in South Africa (€189 million decrease year-over-year), and lower construction activity on the transmission lines in Brazil (€235 million decrease year-over-year). This effect was partially offset by higher construction activity related to the Atacama thermo-solar plants in Chile (€757 million increase year-over year) and the co-generation plants in Mexico (€ 226 million increase year-over year).

        Concession-Type Infrastructure.    Revenue increased by 30.0% to €499.4 million for the year ended December 31, 2014, from €384.3 for the year ended December 31, 2013. The increase in revenue was primarily attributable to the entry into operation of new assets and the larger contribution from assets already in operation. In 2014, we brought two assets into operation, which have contributed to the expansion of this segment.

  •
  Solar:  Revenue increased by 29.6% to €335.2 million for the year ended December 31, 2014, from €258.7 million for year ended December 31, 2013. The increase was mainly attributable to the larger contribution from solar plants that entered into operation in Spain in the fourth quarter of 2013 (Solaben 1 and 6), and by better performance of our Spanish solar plants in operation.

  •
  Transmission:  Revenue increased by 92.3% to €91.4 million for the year ended December 31, 2014, from €47.5 million for the year ended December 31, 2013. The increase was primarily attributable to the entry into operation in the fourth quarter of 2014 of our Norte Brazil power transmission line (Brazil), which covers 2,375 km, as well as the larger contribution from our power transmission line in Manaus (Brazil), which covers 586 km.

  •
  Water:  Revenue remained stable at €40.8 million for the year ended December 31, 2014, from €40.2 million for the year ended December 31, 2013.

  •
  Co-generation and other:  Revenue decreased by 15.6% to €32.0 million for the year ended December 31, 2014, from € 38.0 million for the year ended December 31, 2013. This decrease was mainly due to the Spanish government's regulatory reforms of the electricity sector, given that after the reform a greater portion of the income is a fixed remuneration, which in turn, represents lower than the amount received in the previous year.

  Industrial Production:

  •
  Biofuels:  Revenue increased by 5.3% to €2,136.7 million for the year ended December 31, 2014, from €2,029.1 million for the year ended December 31, 2013. The increase was mainly due to an increase in volume of ethanol sold in Europe and in the United States and an increase in the volume of sugar sold in Brazil.

Consolidated EBITDA by activity

        The following table sets forth our Consolidated EBITDA for the years ended December 31, 2014 and 2013 by our three activities and six segments.

	For the years ended December 31,
	2014	2013
	(€ in millions)
Consolidated EBITDA
Engineering and Construction	806.0	806.5

Engineering and Construction	806.0	806.5
Concession-Type Infrastructure	330.6	220.0

Solar	235.9	156.8
Transmission	64.3	27.7
Water	26.5	28.1
Co-generation and other	3.9	7.3
Industrial Production	271.4	240.9

Biofuels	271.4	240.9

Total	1,408.0	1,267.4

        Engineering and Construction.    Consolidated EBITDA decreased by 0.1% to €806.0 million for the year ended December 31, 2014, from €806.5 million for the year ended December 31, 2013. Consolidated EBITDA margin (Consolidated EBITDA as a percentage of revenue) increased to 17.9% for 2014, compared to 16.7% in 2013. The increase in margins in 2014 is related to projects with higher contribution of technology where we manufacture many of the components needed for the construction of an asset (such as transmission power lines and solar plants).

        Concession-Type Infrastructure.    Consolidated EBITDA increased by 50.3% to €330.6 million for the year ended December 31, 2014, from €220.0 million for the year ended December 31, 2013. Consolidated EBITDA margin in this activity increased to 66.2% for 2014, compared to 57.2% in 2013.

  •
  Solar:  Consolidated EBITDA increased by 50.4% to €235.9 million for the year ended December 31, 2014, from €156.8 million for 2013. The increase in Consolidated EBITDA was primarily attributable to the solar plants in Spain that entered into operation in the fourth quarter of 2013 (Solaben 1 and 6), as a result, the average capacity in terms of installed MW available throughout the period increased by

    100 MW. This increase in average capacity, together with better weather conditions registered during 2014 compared to the previous year and the solid performance of the plants, resulted in higher net electricity production for the year ended December 31, 2014 compared with the previous year.

  •
  Transmission:  Consolidated EBITDA increased by 132.1% to €64.3 million for the year ended December 31, 2014, from €27.7 million for the year ended December 31, 2013. The increase was primarily attributable to the entry into operation of the Norte Brazil power transmission line (Brazil), which covers 2,375 km, and to the larger contribution of the Manaus power transmission line in Brazil, which entered into operation in the first quarter of 2013 and covers 586 km.

  •
  Water:  Consolidated EBITDA decreased by 5.7% to €26.5 million for the year ended December 31, 2014, from €28.1 million for the year ended December 31, 2013. This decrease was primarily attributable to lower activity of the desalination plant Aguas de Skikda.

  •
  Co-generation and other:  Consolidated EBITDA decreased by 46.6% to €3.9 million for the year ended December 31, 2014, from €7.3 million for the year ended December 31, 2013. This decrease was mainly due to the Spanish government's regulatory reforms of the electricity sector.

  Industrial Production.

  •
  Biofuels:  Consolidated EBITDA increased by 12.7% to €271.4 million for the year ended December 31, 2014, from €240.9 million for the year ended December 31, 2013, mainly driven by higher margins on ethanol in the United States and sugar in Brazil, and partially offset by lower margins on ethanol in Europe due to the decrease in average ethanol prices in Europe.

        The following table provides reconciliations of Consolidated EBITDA to line items in our Consolidated Financial Statements for the years ended December 31, 2014 and 2013.

	Years ended December 31,
	2014	2013
	(€ in millions)
Reconciliation of profit for the year to Consolidated EBITDA
Profit for the year	144.1	133.1
Income tax expenses/(benefits)	(58.7)	(26.2)
Share of loss/(profit) of associated companies	(7.0)	5.2
Net finance expenses	854.8	638.9

Operating profit	933.2	751.0

Depreciation, amortization and impairment changes	474.9	516.4

Consolidated EBITDA (unaudited)	1,408.0	1,267.4

Comparison of Years Ended December 31, 2013 and December 31, 2012

Revenue by activity

        The following table sets forth our revenue for the years ended December 31, 2013 and 2012 by our three activities and six segments.

	For the Years ended December 31,
	2013		2012
		% of revenue		% of revenue
	(€ in millions)		(€ in millions)
Revenue
Engineering and Construction	4,831.7	66.7	3,789.2	60.3

Engineering and Construction	4,831.7	66.7	3,789.2	60.3
Concession-Type Infrastructure	384.3	5.3	358.2	4.9

Solar	258.7	3.6	259.8	3.6
Transmission	47.5	0.7	24.4	0.3
Water	40.2	0.6	20.7	0.3
Co-generation and other	38.0	0.5	53.2	0.7
Industrial Production	2,029.1	28.0	2,138.2	34.0

Biofuels	2,029.1	28.0	2,138.2	34.0
Total	7,245.1	100.0	6,285.6	100.0

        Engineering and Construction.    Revenues increased by 27.5% to €4,831.7 million for the year ended December 31, 2013, from €3,789.2 million for the year ended December 31, 2012. This increase in revenues was primarily attributable to the ongoing construction of our two thermo-solar plants in South Africa (a 100 MW CSP plant and a 50 MW Solar tower technology CSP plant, causing a €434.5 million increase year-over-year), of the 200 MW PV plant in Imperial Valley, California (€236 million increase year-over-year), of the Mojave thermo-solar plant in the United States (a 280 MW solar plant in California, causing a €126.7 million increase year-over-year), of the co-generation plants in Mexico (a €106.6 million increase year-over-year), of the 450 MW combined cycle plant in Poland (a €100.0 million increase year-over-year) and of the wind farms in Uruguay (a €78.2 million increase year-over-year).These effects were partially offset by a lower contribution of the Solana 280 MW solar plant in Arizona (a €415 million decrease year-over-year due to Solana commencing operations in October 2013) and a lower activity of construction of transmission lines in Brazil, given that 2012 was a year of very high execution with large projects such as Norte Brazil and Manaus (a €9.7 million decrease year-over-year).

        Concession-Type Infrastructure.    Revenue increased by 7.3% to €384.3 million for the year ended December 31, 2013, from €358.2 million for the year ended December 31, 2012. Our concession business has continued its growth due to new assets entering into operation and a strong performance of assets already in operation.

  •
  Solar:  Revenue decreased by 0.4% to €258.7 million for the year ended December 31, 2013, from 259.8 million for the year ended December 31, 2012. The decrease was mainly due to lower income from our Spanish solar plants due to adverse government energy reforms in Spain, as well as poor weather conditions registered during the first quarter of 2013, partially offset by higher revenues from the solar plants that entered into operation during the fourth quarter of 2013 (Solaben 1 and Solaben 6 in Spain) and to the larger contribution of solar plants that entered into operation in 2012 (Helios 1 and Helios 2).

  •
  Transmission:  Revenue increased by 93.9% to €47.5 million for the year ended December 31, 2013, from 24.4 million for the year ended December 31, 2012. The increase was primarily attributable to the entry into operation in the first quarter of 2013 of the power transmission lines in Manaus, which cover 586 km.

    During both years, we were able to maintain levels of availability (a determining factor for the Transmission segment's revenue generation) above 99%, in line with availability levels for previous years.

  •
  Water:  Revenue increased by 94.2% to €40.2 million for the year ended December 31, 2013, from €20.7 million for the year ended December 31, 2012. This increase was mainly due the entry into operation in the first quarter of 2013 of the 100,000 m3/day desalination plant in Qingdao (China).

  •
  Co-generation and Other:  Revenue decreased by 28.6% to €38.0 million for the year ended December 31, 2013, from €53.2 million for the year ended December 31, 2012. This decrease was mainly due to adverse government energy reforms in Spain.

  Industrial Production:

  •
  Biofuels:  Revenue decreased by 5.1% to €2,029.1 million for the year ended December 31, 2013, from €2,138.2 million for the year ended December 31, 2012. This decrease was mainly due to the reduction of volumes sold of ethanol in Europe to 902.3 Ml, compared to 1,037.8 Ml in the previous year, with a total negative impact on revenues of €84.9 million. In addition, the decrease in ethanol prices in Europe, partially offset by the increase in ethanol prices in the United States and Brazil, resulted in a net negative impact on revenues of €40.0 million in 2013. The business recorded during the year an average plant utilization of 80% compared to 84% during the year 2012.

    Sugar sales, an important part of the Brazilian business, recorded an increase as the harvest campaign started approximately one month earlier than in the previous year, with 451.1 ktn sold during 2013 compared to 411.9 ktn sold during the previous year and with a positive impact on revenues in the amount of €11.3 million. This positive effect was partially offset by the reduction of the average sugar prices, which declined from 22 $/lb for the year 2012 to 18 $/lb for the year 2013.

Consolidated EBITDA by activity

        The following table sets forth our Consolidated EBITDA for the years ended December 31, 2013 and 2012 by our three activities and six segments.

	For the years ended December 31,
	2013	2012
	(€ in millions)
Consolidated EBITDA
Engineering and Construction	806.5	623.9

Engineering and Construction	806.5	623.9
Concession-Type Infrastructure	220.0	211.9

Solar	156.8	190.4
Transmission	27.7	6.9
Water	28.1	11.6
Co-generation and other	7.3	2.9
Industrial Production	240.9	91.1

Biofuels	240.9	91.1

Total	1,267.4	926.9

        Engineering and Construction.    Consolidated EBITDA increased by 29.3% to €806.5 million for the year ended December 31, 2013, from €623.9 million for the year ended December 31, 2012. The consolidated EBITDA margin increased slightly to 16.7% for the year ended December 31, 2013, compared to 16.5% in 2012. The increase in margins in 2013 is related to projects with higher contribution of technology and where we manufacture many of the components needed for the construction of an asset, mainly solar components used in the construction of solar plants in the United States and South Africa, together with water technology components used in the construction of the desalinations plants in Tenes (Algeria) and in Nungua (Ghana).

        Concession-Type Infrastructure.    Consolidated EBITDA increased by 3.9% to €220.0 million for the year ended December 31, 2013, from €211.9 million for the year ended December 31, 2012. Consolidated EBITDA margin in these activities decreased to 57.2% for the year ended December 31, 2013, compared to 59.1% in the same period of 2012.

  •
  Solar:  Consolidated EBITDA decreased by 17.6% to €156.8 million for the year ended December 31, 2013, from €190.4 million for the year ended December 31, 2012. This decrease in the consolidated EBITDA was primarily attributable to adverse measures adopted by the Spanish government related to the electricity system, such as the elimination of the remuneration option of receiving the production market price (pool price) plus a premium or the new tax on electricity production, which imposed a 7% levy on revenue received from power generation, together with worse weather conditions especially during the first quarter of 2013, all of which resulted in lower margins for the Spanish solar plants. These negative effects were partially offset by the solar plants that entered into operation in 2013 (Solaben 1 and Solaben 6 in Spain) and to the larger contribution of solar plants that entered into operation in 2012 (Helios 1 and Helios 2).

  •
  Transmission:  Consolidated EBITDA increased by 301.4% to €27.7 million for the year ended December 31, 2013, from €6.9 million for the year ended December 31, 2012, mainly due to the entry into operation in the first quarter of 2013 of the Brazilian transmission lines in Manaus which have higher operating margins than the average for the segment. Inflation did not have a relevant impact on operating margins, as contracts are indexed to inflation.

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

  •
  Co-generation and other:  Consolidated EBITDA increased by 151.7% to €7.3 million for the year ended December 31, 2013, from €2.9 million for the year ended December 31, 2012, mainly due to income related to an insurance claim, partially offset by the adverse government energy reforms in Spain.

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

        The following tables provide reconciliations of Consolidated EBITDA to line items in our Consolidated Condensed Financial Statements for the years ended December 31, 2013 and 2012.

	Years ended December 31,
	2013	2012
	(€ in millions)
Reconciliation of profit for the year to Consolidated EBITDA
Profit for the year	133.1	73.8
Income tax expenses/(benefits)	(26.2)	(174.1)
Share of loss/(profit) of associated companies	5.2	(17.9)
Net finance expenses	638.9	638.7

Operating profit	751.0	520.6

Depreciation, amortization and impairment changes	516.4	406.3

Consolidated EBITDA	1,267.4	926.9

B. Liquidity and Capital Resources

        The liquidity and capital resources discussion which follows contains certain estimates as of the date of this annual report of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. Our management has prepared the prospective financial information set forth below to present the future capital resources, future capital expenditures and future financial and operating results, for the years 2015 through 2017, in the context of our Liquidity and Capital Resources discussion. The accompanying prospective financial information was not primarily prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of the Company. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this annual report are cautioned not to place undue reliance on the prospective financial information.

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

        We utilize a combination of corporate financing and Project Debt to finance our cash needs and the growth of our business. Our primary source of liquidity has historically been cash generated from our operations and financing activities.

        Cash generated by operations includes mostly the EBITDA generated in the period as well as cash flow generated from working capital. We use different tools that have allowed the Company to generate cash flows from working capital in the past: (i) we outsource payment to suppliers through financial institutions that process payments 180 days after approval of invoices, (ii) we use non-recourse factoring for many of our receivables (see "Item 11—Quantitative and Qualitative Disclosure About Market Risk—Credit Risk") and (iii) we attempt to negotiate advances from customers related to construction works we perform in our Engineering and Construction segment. The use of these tools allows many of our projects to be cash flow positive throughout their life. Non-recourse factoring allows us to collect on invoices as soon as they are certified by our customers (based on percentage of completion milestones agreed to in our contracts). Our outsourcing of payables implies suppliers are paid through a financial institution 180 days after the invoices are internally approved (which requires us in certain cases to maintain significant cash deposits within the relevant financial institutions or otherwise on a restrictive basis), having the option to collect in advance with a discount. Therefore, in quarters of high execution and invoicing, we can generate significant cash flows from collections, whereas payments on work performed are generally made in the subsequent two quarters. This causes certain seasonality in our cash flows, with cash typically generated towards the end of the year, and payments made in the first half of the year.

        As of December 31, 2014 we had €5,325.4 million of Gross Corporate Debt and €2,850.0 million of cash and cash equivalents and short-term financial investments, excluding non-recourse subsidiaries, compared to €5,654.4 million and €3,407 million as of December 31, 2013, respectively. As of December 31, 2014, we had €1,576.6 million of short-term Gross Corporate Debt, representing 30% of our total Gross Corporate Debt. Such debt includes €36.2 million under the ICO loan, €173.5 million under the Export Credit Agreements, €234.6million of other corporate financing, €300 million under the 2015 Bond, €244.4 million under our 2017 Convertible Bond, €464.1 million of euro commercial paper and €43.5 million of commercial paper in Abengoa Mexico. See "—Financing arrangements" below for an explanation of the evolution of cash and cash equivalents during 2014.

        We have historically refinanced or renewed our bilateral credit agreements and other indebtedness coming due at or prior to maturity, and in 2014 we refinanced the remaining amounts due under our 2012 Forward Start Facility Agreement with the signing on September 30, 2014 of a new syndicated loan facility agreement with a group of lenders (the "2014 Syndicated Loan Facility Agreement"). The 2014 Syndicated Loan Facility Agreement provides for borrowings up to €1,402.9 million, divided into Tranche A and Tranche B amounting to €701.45 million and €701.45 million, respectively. As of December 31, 2014, €180.2 million was outstanding under Tranche A of the 2014 Syndicated Loan Facility Agreement and Tranche B was fully drawn.

        Credit ratings affect the cost and other terms upon which we are able to obtain liquidity through financing (or refinancing). Currently, our corporate family and probability of default ratings are "B2" with a stable outlook from Moody's, "B" with a positive outlook from S&P and "B+" with a negative outlook from Fitch.

        Any future downgrade or negative outlook of our corporate family or of our outstanding securities may adversely affect our ability to obtain financing on commercially acceptable terms, or at all, and therefore materially adversely affect our liquidity position (including our ability to repay our outstanding indebtedness) and our ability to implement our corporate strategy.

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

        As of December 31, 2014, our Gross Corporate Debt and Project Debt were €5,325.4 million and €4,958.1 million (which includes €1,946.4 million of bridge loans), respectively. For further discussion of our contractual obligations, see "—Project Debt" and "—Corporate Debt."

        In addition, as of December 31, 2014, our estimated total capital expenditures for 2015 through 2019 broken down between our Concession-Type Infrastructure activities (we do not have any capital expenditures in our Engineering and Construction activity) amount to approximately €3,383 million.

        To finance our total capital expenditures plan, we have secured commitments for the provision of €2,458 million of Project Debt and obtained commitments from our partners in these projects for €249 million, with the remaining €676 million to be contributed by us as equity. We intend to finance our equity contribution to these projects through cash on hand, cash flows generated from operating activities and cash from the corporate financing arrangements we have in place. The table that follows breaks down the amounts estimated to be raised from these sources of capital by year for the years 2015 through 2019:

Total 2015–2019
(unaudited and estimated)
(€ in millions)
Source of Capital
Equity from Abengoa	676
Partners	249
Project Debt	2,458

Total	3,383

        Additionally, we plan to incur additional disbursements for the completion of certain projects that have been awarded to us where we hold or expect to hold a minority equity stake. The expected equity from Abengoa required for these projects amounts to €413 million.

        In the last three years, due to the increase in capital expenditures incurred to develop our portfolio of segments in power transmission, solar plants, biofuels and water desalination plants, we have invested €2,883 million, €2,257 million and €2,732 million in 2014, 2013 and 2012, respectively, which has resulted in negative cash flow. These projects are developed over long periods of time, many of which are over 12-month periods. As these projects become operational, between 2015 and 2019, they will start contributing to the operating result under our Concession-Type Infrastructure activity and therefore will generate cash flow from operations.

        The amount of total assets under the scope of IFRS 10 which were under construction as of December 31, 2014 was approximately €1,226 million. See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—IFRS 10 and 11."

        The expected start-up date of the most significant assets under construction as of December 31, 2014 are as follows:

Description of assets	Location	Capacity	Abengoa (Equity Ownership %)	Expected start up
Solar
South Africa Trough*	South Africa	100 MW	51%	Q1 2015
South Africa Tower*	South Africa	50 MW	51%	Q1 2016
Atacama I (PV, CSP)(1)	Chile	210 MW	50%	Q2 2016, Q2 2017
Atacama II (PV, CSP)(1)	Chile	210 MW	100%	Q3 2018
Ashalim(1)	Israel	110 MW	50%	Q2 2018
Xina	South Africa	100 MW	40%	Q3 2017
Water
Ghana	Ghana	60 ML/day	56%	Q1 2015
Zapotillo	Mexico	3.8 m3/sec	100%	Q4 2017
SAWS(1)	EEUU	168,970 m3/day	51%	Q4 2019
Agadir	Morocco	100,000 m3/day	51%	Q4 2016
Co-generation and other
Nicefield(1)	Uruguay	70 MW	50%	Q3 2016
A3T	Mexico	22 MWe	100%	Q1 2017
A4T	Mexico	600 MW	100%	Q1 2018
Transmission
ATN 2(2)	Peru	132 km	40%	Q2 2015
ATN 3(1)	Peru	355 km	100%	Q3 2016
New Brazilian T&D Lines	Brazil	6,163 km	50%	2016-2018
Dgen	India	115 km	51%	Q3 2017

*
Project falling under the scope of IFRS 10 and is therefore consolidated through the equity method until entry into operation. See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—IFRS 10 and 11."

(1)
Expected to be transferred to APW1.

(2)
Announced to be transferred to Abengoa Yield.

        As of December 31, 2014, our cash and cash equivalents were €1,810.8 million and short-term financial investments were €1,048.6 million. We also had other current assets (clients and other receivables and inventories) amounting to €2,451.7 million. Our undrawn corporate credit lines amounted to €300 million.

        We aim to maintain our strong liquidity position, extend the debt maturities of our existing corporate loans and bonds, continue to access the capital markets from time to time, as appropriate, and further diversify our funding sources.

        Our debt maturities as of December 31, 2014 for the following twelve months amount to €2,375.9 million, out of which €799.2 million relate to Project Debt to be repaid with cash flows to be generated from the projects in respect of which that financing was incurred and €1,576.7 million relate to corporate financing maturities. Additionally, we estimate capital expenditures commitments for the next 3 to 4 years of approximately €3,383 million, out of which €2,458 million are expected to be financed with Project Debt already committed but not yet drawn upon, €249 million with committed contributions from partners and €676 million with corporate funds from Abengoa. Additionally, we plan to have additional disbursements for the completion of certain projects that have been awarded to us where we hold or expect to hold a minority equity stake. The expected equity from us required for these projects amounts to €413 million. We also have as of December 31, 2014 other current liabilities (trade payables, tax liabilities, derivative financial liabilities and provisions) for a total amount of €5,984.9 million. Some of these payables benefit from required cash deposits, recorded under short term financial investments and Cash and cash equivalents that may only be used specifically to pay confirmed suppliers through financial institutions. As of December 31, 2014 this amount stands at approximately €1,226 million.

        We intend to follow an opportunistic approach, whereby we consider to sell assets or businesses when we deem market conditions are attractive to us. Sales of assets or businesses may be material and may happen at any time. We expect to continue with our asset rotation strategy through the rest of 2015.

        On June 18, 2014, we completed the Abengoa Yield IPO for total gross proceeds of $828.7 million (€611.0 million) before fees and expenses. Abengoa Yield is a dividend growth-oriented company formed by us that groups together renewable energy, conventional power, electric transmission lines and other contracted, revenue-generating assets previously reported in different operating segments within the Concession-Type Infrastructure activity. As a result of a second transfer of assets announced on February 9, 2015, Abengoa Yield is now present in the water infrastructure segment, has expanded its geographic presence to the north of Africa and is expected to expand its geographic presence to the United Arab Emirates. As such, Abengoa Yield became a new operating segment within the Concession-Type Infrastructure activity after the Abengoa Yield IPO and we reported that segment's results in our quarterly financial information for the quarters ended June 30, 2014 and September 30, 2014.

        Immediately following the Abengoa Yield IPO, we held 64% of the ordinary share capital of Abengoa Yield. On December 15, 2014, our Board of Directors approved a plan to reduce our shareholding in Abengoa Yield to below 50% during 2015, subject to market conditions. On January 22, 2015, we completed an initial divestment of 13% through the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwriters' option to purchase additional shares) at a price of US$31 per share which brought our shareholding in Abengoa Yield to 51%. On February 9, 2015, we announced our intention to reduce our shareholding in Abengoa Yield to below 50% by the end of the first half of 2015, with the objective of maintaining a long-term stake in the range of 40-49%. We have also indicated our intention to reinforce the role of independent directors at Abengoa Yield in order to effectively transfer control once we reduce our shareholding in Abengoa Yield below 50%.

        Abengoa Yield constitutes a vehicle through which we plan to execute most of our asset rotations, representing a long-term, recurrent, equity-recycling vehicle to crystallize value in concessions, facilitating the divestment process in concessional assets, as Abengoa Yield is a natural buyer of the assets we are building that benefits from a significantly lower cost of capital than we do.

        On December 11, 2014, we and Abengoa Yield announced that we had entered into a call option agreement for the purchase by Abengoa Yield of up to $100 million in contracted assets at a 12% yield during the year 2015, subject to certain conditions.

        On February 9, 2015, we announced our agreement entered into with Abengoa Yield for a second transfer of assets, including: ATN 2, a transmission power line in Peru (40% stake); Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake); rights of usufruct over Helioenergy 1/2, a 100-MW solar power asset in Spain (29.6% stake); and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 34.17% stakes, respectively) for total proceeds of approximately $142 million. The sale of Honaine and Skikda was closed on February 15, 2015, while the acquisition of the remaining assets is still pending. Regarding Honaine and Skikda, we have entered into a two-year call and put option agreement with Abengoa Yield under which they have put option rights to require us to purchase back these assets at the same price paid by them and we have call option rights to require them to sell back these assets if certain indemnities and guarantees provided by us reach a certain threshold. In addition, discussions between us and Abengoa Yield have already commenced regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This potential third acquisition falls within the $100 million call option agreement announced between us and Abengoa Yield in December 2014 at a 12% yield. The third dropdown divestment is expected to close by the end of the year.

        Additionally, we executed sales of some of our assets or businesses prior to the constitution of Abengoa Yield. In the first quarter of 2014, we announced our agreement to sell our desalination plant in Qingdao, China for total cash proceeds of approximately €53 million, which closed in December 2014. In July 2013, we received €331 million of cash proceeds corresponding to the price agreed for the sale of our subsidiary Befesa, together with a deferred compensation of €17 million (including €15 million in escrow pending resolution of ongoing litigation and a €2 million long term receivable from a Befesa customer), a €48 million subordinated vendor note with a five year maturity and a €225 million (par value) subordinated convertible instrument with a 15 year maturity. In May 2013, we closed the sale of Bargoa, which manufactures telecommunication components, to the U.S. company Corning Incorporated for a total amount of $80 million, which resulted in $50 million of cash proceeds. On February 4, 2015, we sold the €48 million subordinated vendor note to Triton Partners (see Note 7.3 to our Consolidated Financial Statements).

        Our liquidity plans are subject to a number of risks and uncertainties, some of which are outside of our control. Macro-economic conditions could limit our ability to successfully execute our business and liquidity plans. See "Cautionary Statements Regarding Forward-Looking Statements."

Cash Flow

        The following table sets forth consolidated cash flow data each of the three years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013(1)	2012(1)
	(€ in millions)
Consolidated Cash Flow Statement Data
Gross cash flows from operating activities
Profit for the year from continued operations	144.1	133.1	73.8
Adjustments to reconcile consolidated after-tax profit to net cash generated by operating activities	1,038.6	797.7	679.4
Variations in working capital and other items	(1,164.1)	(218.3)	(165.9)

Total net cash flow generated by (used in) operating activities	18.6	712.5	587.3

Net cash flows from investment activities
Investments	(2,634.1)	(1,877.1)	(2,216.1)
Disposals	134.4	512.7	410.4

Total net cash flows used in investment activities	(2,499.7)	(1,364.4)	(1,805.7)

Net cash flows generated by finance activities	1,590.6	1,197.5	5.6

Net increase/(decrease) in cash and cash equivalents	(890.5)	545.6	(1,212.8)
Cash and cash equivalents at the beginning of the year	2,951.7	2,413.2	3,723.2
Discontinued operations / Assets held for sale	(281.7)	(112.1)	(31.2)
Currency translation difference on cash and cash equivalents	31.3	105.0	(66.0)

Cash and cash equivalents at the end of the year	1,810.8	2,951.7	2,413.2

(1)
Amounts recasted (see "Presentation of Financial Information" and Note 2 to our Consolidated Financial Statements).

Net Cash Flows from Operating Activities

        For the year ended December 31, 2014, we generated €18.6 million of net cash flows from operating activities compared to €712.5 million during the same period last year, mostly due to greater consumption of working capital (€523.6 million in 2014 compared to the generation of €221.2 million in 2013), which was offset by higher profit for the period from continuing operations adjusted by non-monetary items (€1,182.7 million in 2014 compared to €930.8 million in 2013). The net cash used in working capital in 2014 was mainly due to reduced execution of several projects compared to the prior year as some of our current projects under execution are still in a ramp-up phase, and to larger amounts paid to our suppliers, especially in our Engineering and Construction activity, which have been partially offset by stronger execution in the fourth quarter. This execution related to projects performed on our assets which have not yet reached the milestone for invoicing resulting in an increase of receivables outstanding as of year end. As a result of our working capital financing policies, whereby we pay suppliers 180 days from the date of invoice, much of the strong execution performed in the last quarter of 2013 to bring several solar and bioenergy assets into operation was paid out to suppliers during 2014. This resulted in large cash outflows during this year, which were paid, in part, with existing cash on the balance sheet, with cash generated from operations during the period before the payment of interest and taxes, and by using funds from corporate financing. Finally, net interest and taxes paid, net of discontinued operations were higher in 2014 than in 2013 (€640.4 million compared to €439.4 million, respectively) mainly due to new bonds issued during 2014.

        For the year ended December 31, 2013, we generated €712.5 million of net cash flows from operating activities compared to €587.3 million during the previous year mostly due to higher profit for the period from continuing operations adjusted by non-monetary items (€930.8 million in the year 2013 compared to €753.2 million in the year 2012, thanks to an increase in our three activities) and increased generation of working capital (€221.2 million in the year 2013 compared to €149.5 million in the previous year, mainly derived from the variation in tax liabilities and short term financial investments), which was partially offset by larger net interest and taxes paid, net of discontinued operations (€439.4 million in the year 2013 compared to €315.4 million in the previous year).

        For the year ended December 31, 2012, we generated net cash in our operating activities of €587.3 million, compared to net cash generated from operating activities of €1,381.0 million for the year ended December 31, 2011. The decrease in net cash flow from operating activities was mainly due to a positive contribution to operating cash from working capital of €924.0 million during the year ended December 31, 2011 versus €149.5 million during the same period of 2012. The reduced generation of cash from working capital in 2012 was mainly due to larger amounts paid to our suppliers, especially in our Engineering and Construction activity, as well as to the low margins in our Biofuels segment during 2012. As a result of our working capital financing policies, whereby we pay suppliers 180 days from date of invoice, a lot of the strong execution performed in the last quarter of 2011 to bring several solar assets into operation was paid out to suppliers during 2012. This resulted in large cash outflows during this period, which was paid, in part, with existing cash on the balance sheet, with cash generated from operations during the period before the payment of interest and taxes, and by temporarily using funds from corporate financing. Finally, interest paid was lower for the year ended December 31, 2012 compared with the prior year (€464.3 million vs €471.4 million), while interest received was also lower (€67.4 million (2012) vs. €91.3 million (2011)), all resulting in a significantly lower cash generated by operations period over period.

Net Cash Used in Investing Activities

        For the year ended December 31, 2014, net cash used in investing activities was €2,499.7 million compared to €1,364.4 million in the year ended December 31, 2013. The increase in net cash used in investing activities corresponds to the execution of our capital expenditure plan, which was more intense during 2014 compared to 2013. Our main expenditures during 2014 have been the construction of co-generation projects in Mexico, various transmission lines in Brazil and Peru, the thermo-solar and PV plants in Chile, Hospital de Manaus in Brazil and Hugoton in the United States.

        For the year ended December 31, 2013, net cash used in investing activities was €1,364.4 million compared to €1,805.7 million for the year ended December 31, 2012. The decrease in net cash used in investing corresponds to the execution of our capital expenditure plan, which was less intensive during 2013 compared to 2012. Our main expenditures during 2013 have been the construction of power transmission lines in Brazil and Peru, the construction of 11 solar plants in Spain, the construction of the second generation biofuels commercial plant in Hugoton (United States), the construction of the solar plan of Mojave in California, the construction of projects in Mexico, the construction of wind farms in Uruguay and the construction of desalination plants in Ghana and Algeria. Our contributions into these investments amounted to approximately €729 million (mostly related to Abengoa's equity funding of the solar plant of Mojave in California, and the second generation biofuels commercial plant in Hugoton, Kansas, and transmission lines in Brazil), which were primarily funded with cash and cash equivalents on balance sheet.

        For the year ended December 31, 2012, net cash used in investing activities was €1,805.7 million compared to €915.3 million for the year ended December 31, 2011. The increase in net cash used in investing activities corresponds to the execution of our capital expenditure plan, which was more intense during 2012 compared to 2011. Our main expenditures during 2012 have been the construction of 11 solar plants in Spain, the construction of power transmission lines in Brazil and Peru, the construction of a second generation biofuels commercial plant in Hugoton, Kansas (United States), the construction of a co-generation plant in ACT (Mexico) and the construction of a desalination plant in Ghana. Our contributions into these investments amounted to approximately €1,189 million (mostly related to our equity funding of solar plants in Spain and United States, transmission lines in Brazil and a co-generation plant in Mexico), which were primarily funded with cash and cash equivalents on balance sheet.

Net Cash Generated from Financing Activities

        For the year ended December 31, 2014, net cash flow from financing activities was €1,590.6 million compared to €1,197.5 million in the year ended December 31, 2013. The net cash generated from financing activities during 2014 related to the proceeds from loans and borrowings of €5,038.9 million, which was offset by a repayment of loans and borrowings of €4,108.5 million and dividends paid to shareholders totaling €39.1 million. The proceeds from loans and borrowings are mainly due to the issuance during 2014 of the Notes due 2021, the Notes due 2019, the Euro Commercial Paper program, the increase in our 2014 Syndicated Loan Facility Agreement, and also to the increase in Project Debt related to projects under construction. Additionally, on June 18, 2014, we received €611.0 million from the Abengoa Yield IPO before fees and expenses. After deducting underwriting fees and expenses, we received €575.0 million.

        For the year ended December 31, 2013, net cash flow from financing activities was €1,197.5 million compared to €5.6 million in the previous year. The net cash generated from financing activities in 2013 related to proceeds from loans and borrowings of €3,281.5 million, which was partially offset by a repayment of loans and borrowings of €1,802.0 million, the acquisition of treasury shares totalling €89.6 million, dividends paid to shareholders totalling €38.8 million and the effect of discontinued operations of €721.1 million. The proceeds from loans and borrowings are mainly due to increase in Project Debt related to projects under construction. We also had proceeds from corporate financing, consisting mainly of the issuance of the 2019 Convertible Notes, the Senior Unsecured Notes due 2018 and the Senior Unsecured Notes due 2020 for an amount of €400 million, €550 million and $450 million, respectively. Additionally, in October 2013, a capital increase was carried out and we received proceeds for an amount of €517.5 million.

        For the year ended December 31, 2012, net cash flow from financing activities was €5.6 million, compared to €478.6 million for the year ended December 31, 2011. The net cash generated from financing activities during 2012 corresponds to proceeds from loans and borrowings of €757.1 million, repayments of loans and borrowings of €229.7 million, dividends paid to shareholders of €36.6 million, other finance activities of €6.1 million and the effect of discontinued operations of €479.1 million. The proceeds from loans and borrowings relates mostly to new Project Debt of €242 million obtained for our solar plants under construction (the thermal solar plants Solacor and Helios in Spain) and to an extent to transmission lines in Brazil, for €432 million (Manaus, Linha Verde), the co-generation plant for Pemex in Mexico and the construction of a wind farm in Uruguay for €84 million.

Clients and other receivable accounts

	As of December 31,
	2014	2013
	(€ in millions)
Clients and other receivable accounts:
Trade receivables	592.6	566.9
Unbilled revenues	913.1	488.9
Bad debt provisions	(82.2)	(64.0)
Tax receivables	595.8	640.6
Other debtors	137.6	237.6

Total	2,156.9	1,870.0

        As of December 31, 2014, clients and other receivable accounts increased by €286.9 million, or 15.3%, compared to December 31, 2013. This increase was primarily due to the increase in unbilled revenues in most of our Engineering and Construction companies during 2014, which was, in turn, due to especially large projects under construction that will be billed in the next few months. As a general rule, we aim to bill amounts under unbilled revenues within the three months following completion of the work being performed on the project. Nevertheless, given the highly-tailored characteristics of some construction contracts, some projects may take longer to be billed due to specific billing milestones in the contracts. These balances do not include any receivables relating to customer claims being supported by contracts signed with such customers.

        Of the total amount of unbilled revenues outstanding as of December 31, 2013, 10% has been carried forward to December 31, 2014. The unbilled balance that has not been billed as of December 31, 2014 will be billed in the upcoming months according to the milestones of each specific project, which means approximately 10% per month, except for those projects that will be billed at the end of the construction, so that the total amount is realizable. These balances do not include any receivables relating to customer claims being supported by contracts signed with such customers.

Concessions

        As of December 31, 2014, the average remaining life of our concessions was approximately 25 years. Concessions consist of long-term projects awarded to, and undertaken by, Group entities (in conjunction with other companies or on an exclusive basis), typically over a term of 20 to 30 years. For further information on our backlog and concessions, see "Item 5.A—Operating Results—Factors Affecting our Results of Operations—Backlog and Concessions."

Financing Arrangements

        We utilize two main sources of financing to meet our financial commitments: corporate financing and Project Debt. We use our corporate financing to finance our investments (including in joint ventures and financing at the project company level) and for general corporate purposes. Our corporate financing is used by all of our activities and is primarily incurred by the Company with upstream guarantees from our main operating subsidiaries. Project Debt refers to non recourse loans obtained by certain Group entities dedicated to long term projects for the development of integrated products. Project Debt also includes bridge loans, which relates to certain operations which are financed in a similar manner to non-recourse projects, generally by financial entities, and which are earmarked to be future development projects which typically will be eventually financed through project finance schemes. Such funding typically relates to transitional financing phases of a project (typically periods of less than 2-3 years) during the launch and construction phase of goods/projects, which once completed and ready for operation, become financed under the project finance model. In these situations Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) provide, from time to time, guarantees of obligations whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) act as sponsors for the period prior to such project companies securing long-term project financing for their projects. However, if during such transitory period we believe there is a risk of non-compliance with the debt repayment schedule necessary in order to obtain project finance (or of construction, which will ultimately require financing), such financing would be reclassified on the consolidated statement of financial position as a type of corporate financing, depending upon the nature of the arrangements, typically being loans with financial entities. For more detailed information on Project Debt refer to Note 19 to our Consolidated Financial Statements. As of December 31, 2014 we had approximately €1,946.4 million of borrowings classified as bridge loans. The classification of this debt as Project Debt may differ from the classification made by other companies and we have discretion, within applicable IFRS guidelines, to reclassify this type of indebtedness. We generally finance the construction of our own operations by means of Project Debt at the project company level. Project Debt is the principal means of financing for project construction in our Engineering and Construction activity, our Concession- Type Infrastructure activity and our Industrial Production activity.

        We are subject to one single financial covenant under the majority of the corporate facilities consisting of the maintenance of a Corporate Net Finance Debt to Consolidated EBITDA (as such terms are defined therein) lower than 3.00x until December 30, 2014 and lower than 2.50x thereafter. As of December 31, 2014 this ratio stood at 2.11x which means that the Company has an additional €386 million corporate borrow capacity without incurring a breach of covenants, considering the last twelve month consolidated EBITDA (as defined therein) of €970 million.

        As of December 31, 2014, we had a total net debt (including other loans and borrowings) as calculated below of €7,424.1 million outstanding, the majority of which is long-term financing. Our borrowings consist principally of corporate financing and Project Debt and loans received from public organizations in connection with certain of our projects. As of December 31, 2014, we had €5,325.4 million of indebtedness at the corporate level, €4,958.1 million of Project Debt (of which approximately €1,946.4 million were bridge loans) and €2,859.4 million of cash and cash equivalents and short-term financial investments, resulting in total net debt (including other loans and borrowings) of €7,424.1 million. The decrease in cash and cash equivalents in 2014 is primarily due to the repayment of our previous syndicated loan for an amount of €500 million with the proceeds received from Tranche A of our 2014 Syndicated Loan Facility Agreement, and to our subsequent repayment of Tranche A of our 2014 Syndicated Loan Facility Agreement for an amount of €500 million.

        The table below sets forth our total net debt (excluding other loans and borrowings) as of December 31, 2014 and 2013.

	As of December 31,
	2014	2013
	(€ in millions)
Corporate financing:
Long-term and short-term bank loans	(1,316.0)	(2,596.1)
Long-term and short-term notes and bonds	(3,853.0)	(2,894.5)
Long-term and short-term finance lease liabilities	(35.0)	(40.0)
Long-term and short-term other loans and borrowings	(121.4)	(123.8)

Total corporate financing	(5,325.4)	(5,654.4)

Project Debt:
Long-term project debt	(4,158.9)	(5,736.2)
Short-term project debt	(799.2)	(584.8)

Total project debt	(4,958.1)	(6,320.9)

Total indebtedness	(10,283.5)	(11,975.4)

Short-term financial investment	1,048.6	925.8
Cash and cash equivalents(1)	1,810.8	2,951.7

Total net debt (including other loans and borrowings)	(7,424.1)	(8,097.9)
Less: Long-term and short-term other loans and borrowings	121.4	123.8
Total net debt (excluding other loans and borrowings)	(7,302.7)	(7,974.1)

(1)
The decrease in cash and cash equivalents in 2014 is primarily due to the repayment of our previous syndicated loan for an amount of €500 million with the proceeds received from Tranche A of our 2014 Syndicated Loan Facility Agreement, and to our subsequent repayment of Tranche A of our 2014 Syndicated Loan Facility Agreement for an amount of €500 million.

Corporate Financing

        As of December 31, 2014, we had €5,325.4 million of corporate financing outstanding. Our bank loan financings and bond financings (other than Project Debt) as of December 31, 2014 primarily consist of the following:

2014 Syndicated Loan Facility Agreement

Overview

        On September 30, 2014, we entered into a syndicated loan facility agreement (the "2014 Syndicated Loan Facility Agreement") with a group of lenders raising the total aggregate amount to €1,402.9 million. The 2014 Syndicated Loan Facility Agreement provides, among other things, for borrowings comprising of up to €701.45 million by way of a revolving credit facility ("Tranche A") designed to amortize the previous syndicated loan and an additional €701.45 million by way of a further revolving credit facility ("Tranche B") to finance the promotion, development and construction of concession projects. The 2014 Syndicated Loan Facility Agreement is governed by Spanish law. As of December 31, 2014, €180.2 million was outstanding under Tranche A of the 2014 Syndicated Loan Facility Agreement and Tranche B is fully drawn.

Purpose

        All funds drawn under Tranche A were used for the full repayment of our 2012 Forward Start Credit Facility, which was paid in October 2014. All funds drawn under Tranche B" are being used exclusively for the promotion, development and construction of our new concessional projects on a revolving basis.

Borrowers

        Abengoa is the borrower for Tranche A and Abengoa Greenbridge, S.A. is the borrower for Tranche B under the 2014 Syndicated Loan Facility Agreement.

Guarantees

        The 2014 Syndicated Loan Facility Agreement is guaranteed on a senior basis by the following guarantors: Abeinsa Ingeniería y Construcción Industrial S.A., Abencor Suministros S.A., Abener Energía S.A., Abengoa Bioenergía S.A., Abengoa Bioenergy Company, LLC, Abengoa Bioenergy New Technologies, LLC, Abengoa Bioenergy of Nebraska, LLC, Abengoa Bioenergy Trading Europe, B.V., Abengoa Solar, S.A., Abengoa México S.A. de C.V., Abengoa Solar España, S.A., Abentel Telecomunicaciones S.A., Abentey Gerenciamento de Projectos de Engenharia e Construções, Ltda, ASA Investment Brasil ltda, Abeinsa Infraestructuras de Medio Ambiente, S.A., ASA Desulfuración S.A., Bioetanol Galicia, S.A., Construcciones Metálicas Mexicanas COMEMSA, S.A. de C.V., Ecoagrícola S.A., Europea de Construcciones Metálicas, S.A:, Inabensa Rio ltda, Instalaciones Inabensa S.A., Negocios Industriales y Comerciales S.A., Nicsamex, S.A. de C.V., Teyma Gestión de Contratos de Construcción e Ingeniería, S.A., Teyma Internacional, S.A., Teyma USA & Abener Engineering and Construction Services General Partnership, Abener Teyma Hugoton General Partnership, Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264 S.A. de C.V., Teyma Uruguay ZF S.A., Abengoa Construção Brasil LTDA, Abeima Teyma Zapotillo S. de R.L. de C.V. Abengoa Concessions Investments Limited, Siema Technologies, S.L., Abengoa Water, S.L.U., Abeinsa Inversiones Latam, S.L., Abengoa Concessions, S.L., and Abeinsa Asset Management, S.L. The guarantors jointly with the borrowers will represent at least 75% of the total consolidated assets and 75% of the consolidated EBITDA.

Guarantor Coverage Test

        The 2014 Syndicated Loan Facility Agreement requires that the total consolidated assets and the aggregate EBITDA of the 2014 Syndicated Loan Facility Agreement Guarantors jointly with Abengoa and Abengoa Greenbridge, S.A. represent at least 75% of total consolidated assets and 75% of Consolidated EBITDA, respectively. In calculating consolidated assets and Consolidated EBITDA, the following items are excluded: (i) Group companies created for the sole purpose of undertaking projects under a system of long-term financing without recourse against another Group member; (ii) acquisitions made without recourse financing; and (iii) Group companies in respect of which a legal restriction exists on the guaranteeing thereby of amounts payable by the Borrowers pursuant to the 2014 Syndicated Loan Facility Agreement (but only insofar as the said restrictions affect the whole of the said amounts and they shall consequently be under an obligation to guarantee those amounts in respect of which there are no restrictions).

Security

        The obligations under the 2014 Syndicated Loan Facility Agreement are not secured.

Amount and Repayment of Borrowings

        Both Tranche A and Tranche B are revolving credit facilities. The date of final maturity of Tranche A is July 20, 2019. The total availability of funds under Tranche A will be reduced on certain dates in an amount equal to:

Tranche A
07/20/2018	60%
07/20/2019	40%

Total	100%

        The date of final maturity of Tranche B is September 30, 2018. Upon request of the Borrowers made during the first year of the term of the 2014 Syndicated Loan Facility Agreement, each of the lenders may agree to individually extend, with respect to their participation at that time in Tranche B, the final maturity date of Tranche B for a further year.

        The interest payable under the 2014 Syndicated Loan Facility Agreement shall be paid at each successive interest period, which shall be one, three or six months, as selected by us at the time of drawdown through certain procedures, as defined therein.

        As of December 31, 2014, €180.2 million was outstanding under Tranche A of the 2014 Syndicated Loan Facility Agreement and Tranche B was fully drawn.

Mandatory Prepayment

        In the event of a sale of assets corresponding to Discontinued Activities (as defined therein), 30% of the net cash proceeds must be put towards mandatory prepayment to each of the Tranches. In the event of sale of a participation in the share capital of certain Group companies, 30% of the net cash proceeds that exceeds the nominal amount of such share capital and the proportional debt of the relevant sold company will be put towards mandatory prepayment. In the event of sale of other assets exceeding €10 million, 30% of net cash proceeds that exceeds the book value of such assets, once discounted for their replacement value, as applicable, must be put towards mandatory prepayment. In each case, provided however, the amounts put towards mandatory prepayment shall not exceed €90 million per fiscal year and/or transaction related to the same business of the Group within 12 months, or €400 million for the life of the 2014 Syndicated Loan Facility Agreement.

Interest Rates and Fees

        The annual interest rate on borrowings is calculated based on EURIBOR, plus a margin. From the date of the first drawdown to the date on which the first anniversary of the date of signature occurs, the margin (on a yearly basis) will come to 3%.

        As from the date on which the first anniversary of the date of signature occurs, the margin (on a yearly basis) will be determined depending on our credit rating published by Moody's or S&P, taking as a reference for these effects the higher of the credit ratings published from time to time:

Rating (S&P/Moody's)	Applicable Margin (on a yearly basis)
Lower than or equal to B/B2	3.00%
B+/B1	2.75%
Equal to or higher than BB-/Ba3	2.25%

        We are also obligated to pay a commitment fee on undrawn amounts under Tranche A and B. Other fees are also payable, including an agency commission, structuring commission, loyalty commission and certain mandatory costs.

Covenants

        Availability of amounts under the 2014 Syndicated Loan Facility Agreement is subject to compliance with a financial maintenance covenant. At the end of each annual and semi-annual consolidated financial statement period, the ratio of Net Finance Debt to Consolidated EBITDA (as such terms are defined therein) shall maintain a level equal to or less than (i) 3.00x until December 30, 2014, inclusive, and (ii) 2.50x from December 31, 2014 forward, inclusive. Subject in each case to certain exceptions, the 2014 Syndicated Loan Facility Agreement also contains negative covenants and restrictions, including, among other things, restrictions on the granting of security, restrictions on the provision of loans and guarantees, restrictions on the disposal of assets and restrictions on a change of business. Furthermore, we must retain certain ownership levels of the guarantors (at least 50% of the share capital). The 2014 Syndicated Loan Facility Agreement also contains affirmative covenants such as for the mandatory periodic reporting of financial and other information and for notification upon the occurrence of any default and certain other events.

        Under the 2014 Syndicated Loan Facility Agreement , we are obligated to not permit the Net Financial Debt (as defined therein) of the subsidiaries who are not 2014 Syndicated Loan Facility Agreement Guarantors (excluding the indebtedness of project companies and certain acquisitions without recourse) at any time to exceed €150 million.

Change of Control

        The Majority of the Lenders (as defined in the 2014 Syndicated Loan Facility Agreement) have the ability to require early repayment of all outstanding borrowings under the 2012 Forward Start Facility Agreement, together with accrued interest and all accrued commissions and expenses, upon a person or entity gaining control of us. Control of the borrower is described as either: (i) the ownership of more than 50% of our capital; or (ii) the ability and power to: (a) control 50% or more of our voting shares; (b) appoint or remove 50% or more of the members of our management; or (c) create directives regarding our operating and financial policies.

Events of Default

        The 2014 Syndicated Loan Facility Agreement contains provisions governing certain events of default, including the failure to make payment of the amounts due, defaults under other agreements evidencing indebtedness over a certain threshold, failure to comply with covenants or other obligations, material misrepresentations, events which have a material adverse effect on us, certain bankruptcy events, a cessation of business and the loss of control over any guarantor or Abengoa Solar except in compliance with the 2014 Syndicated Loan Facility Agreement. The occurrence of an event of default could result in the acceleration of payment obligations under the 2014 Syndicated Loan Facility Agreement.

Bilateral Facilities Loan with Official Credit Institute 2007 due July 2016

Overview

        On July 18, 2007, we entered into a €150.0 million facility agreement (the "Official Credit Institute Loan") with the Instituto de Crédito Oficial which was amended and restated on July 11, 2012. Repayment of principal under the loan shall be made on July 18, 2016. The Official Credit Institute Loan is governed by Spanish law. As of December 31, 2014, €36 million were outstanding under the Official Credit Institute Loan.

Purpose

        All funds drawn down under the Official Credit Institute Loan must be used for financing our plan of international expansion.

Borrowers

        Abengoa is the original borrower under the Official Credit Institute Loan.

Guarantees

        The guarantors are the same as those in the 2014 Syndicated Loan Facility Agreement.

  Guarantor Coverage Test

        The guarantor coverage test is substantially similar to the provision contained in the 2014 Facility Agreement.

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

        Subject in each case to certain exceptions, the Official Credit Institute Loan contains negative covenants and restrictions, including among others: restrictions on the granting of security, on the provision of loans and guarantees on the disposal of assets, on a change of business and on the incurrence of certain type of debt by certain subsidiaries. Furthermore, subject to certain exceptions, we must not sell or dispose of significant stakes of the share capital of our subsidiaries and must retain directly or indirectly at least 50% of the share capital of Befesa Medio Ambiente, S.L, Abengoa Bioenergía, S.A., and Abengoa Solar. Consequently, the Befesa Sale required the consent of the lenders and such consent was obtained. Non- recourse subsidiaries are not subject to certain of the negative covenants. The Credit Facility Agreement also contains other affirmative covenants such as for the mandatory periodic reporting of financial and other information and for notification upon the occurrence of any event of default.

Change of Control

        The change of control provision is substantially similar to the provision contained in the 2014 Facility Agreement.

Events of Default

        The events of default are substantially similar to the provision contained in the 2014 Facility Agreement.

Swedish Export Buyer Credit Agreement

Overview

        On March 2, 2010, Instalaciones Inabensa S.A. entered into a Swedish export buyer credit agreement (the "Swedish Credit Agreement") with a group of lenders. The Swedish Credit Agreement provides, among other things, for borrowings of up to €247,730,631. The commitments under the Swedish Credit Agreement mature on October 31, 2020. On December 10, 2010, the Swedish Credit Agreement was increased in the amount of €128,759,382. The Swedish Credit Agreement is governed by Swedish law. As of December 31, 2014, €249 million was outstanding under the Swedish Credit Agreement.

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

Second Swedish Credit Agreement

Overview

        On August 11, 2010, our subsidiary Abener Energía S.A. entered into a Second Swedish Credit Agreement (the "Second Swedish Credit Agreement") which was amended on October 19, 2010, May 4, 2011 and January 25, 2012. The Facility Framework Agreement provides, among other things, for borrowings of up to €299,253,894. Sixteen individual loan agreements have been borrowed under the Second Swedish Credit Agreement amounting to €269,365,984 maturing between 2018 and 2022. The Second Swedish Credit Agreement is governed by English law. As of December, 31, 2014, €166 million was outstanding under the Second Swedish Credit Agreement.

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

        On February 3, 2015, holders of the 2017 Convertible Notes exercised their right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date. Currently, €5.6 million was outstanding under the Convertible Notes due 2017.

Ranking

        The 2017 Convertible Notes are direct, unconditional, unsubordinated and unsecured obligations of Abengoa, ranking pari passu and ratably, without any preference among themselves, and equally with all our other existing and future unsecured and unsubordinated indebtedness, but, in the event of winding up, save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

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

Conversion

        The 2017 Convertible Notes are convertible into fully paid Class A shares or Class B shares of Abengoa credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price and adjusted upon the occurrence of certain events, including, among others, the change in our share capital or the issuance of certain securities by us. The conversion price was initially set at €30.27 per ordinary share of Abengoa and adjusted upon the occurrence of certain events, including, among others, the change in our share capital or the issuance by us of certain securities. In July 2012, the conversion price was adjusted to €29.87 per ordinary share of the Company following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). The conversion price was adjusted to €5.97 per share of Abengoa due to the distribution of Class B shares as approved by the Extraordinary General Shareholders' Meeting of Abengoa held on September 30, 2012. Moreover, the conversion price was adjusted to €5.45 per Class B share of Abengoa as a result of a capital increase. The conversion price was further adjusted to €5.35 per Class B share of Abengoa after the dividend payment approved by General Shareholders' meeting of Abengoa held on April 6, 2014.

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

Optional Redemption by Abengoa

        We may redeem all the 2017 Convertible Notes in whole, but not in part, at the principal amount, together with accrued and unpaid interest to such date, in the following circumstances:

  •
  if, at any time after February 24, 2013, the value of the principal amount of €50,000 of the 2017 Convertible Notes exceeds €65,000 according to a certain method of valuation described therein; or

  •
  if, at any time, holders of the 2017 Convertible Notes constituting 85% of the nominal amount of the 2017 Convertible Notes originally issued have been exercised and/or purchased and/or redeemed; or

  •
  at any time between 60 and 150 days after the occurrence of either: (i) a tender offer made in accordance with Spanish law and regulations to our shareholders (other than the offeror or persons acting with the offeror) to acquire all or any of our Class A shares or Class B shares where the offeror will obtain control (as defined therein) of Abengoa immediately following the tender offer (the "2017 Convertible Notes Tender Offer Triggering Event"); or (ii) the acquisition of 80% of our voting shares by Inversión Corporativa IC, S.A. and/or any person or persons controlled by Inversión Corporativa IC, S.A.

Optional Redemption by the Noteholders

        The holders of the 2017 Convertible Notes will have the right to require us to redeem the 2017 Convertible Notes upon the occurrence of a 2017 Convertible Notes Tender Offer Triggering Event or if Inversión Corporativa IC, S.A. acquires 80% of our voting shares.

        On February 3, 2015, holders of the 2017 Convertible Notes obtained the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date.

Covenants

        We are restricted from taking certain actions while the conversion right attached to the 2017 Convertible Notes remains exercisable, including, among others, the issuance of certain securities, the modification of certain rights attached to our shares, the reduction of our share capital and the creation of certain liens, mortgages, pledges or security interests.

        We are also obligated to undertake certain actions while the conversion right attached to the 2017 Convertible Notes remains exercisable, including, among others, to reasonably endeavor to have the 2017 Convertible Notes and the shares issued upon conversion of the 2017 Convertible Notes admitted to listing and to trading on the relevant stock exchanges.

Events of Default

        The 2017 Convertible Notes contain provisions governing certain events of default, including, among others, failure to make payment of principal, premium or interest on the 2017 Convertible Notes, certain failures to perform or to observe any other obligation under the 2017 Convertible Notes, certain other indebtedness of ours or a Material Subsidiary (as defined therein) becoming due and payable prior to its stated maturity otherwise than at our option or that of a Material Subsidiary, the failure to pay certain indebtedness or judgments and our bankruptcy or insolvency or that of a Material Subsidiary. The occurrence of any of the events of default in the 2017 Convertible Notes would permit the acceleration of all obligations outstanding under the 2017 Convertible Notes.

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

Guarantees

        The payment of all sums payable by us under the 2015 Notes are unconditionally and irrevocably guaranteed on a joint and several basis by us and certain subsidiaries (collectively, the "2015 Notes Guarantors") which are, Abeinsa Ingeniería y Construcción Industrial S.A., Abencor Suministros S.A., Abener Energía S.A., Abengoa Bioenergía S.A., Abengoa Bioenergy Company, LLC, Abengoa Bioenergy New Technologies, LLC, Abengoa Bioenergy of Nebraska, LLC, Abengoa Bioenergy Trading Europe, B.V., Abengoa Solar, S.A., Abengoa México S.A. de C.V., Abengoa Solar España, S.A., Abentel Telecomunicaciones S.A., Abentey Gerenciamento de Projectos de Engenharia e Construções, Ltda, ASA Investment Brasil ltda, Abeinsa Infraestructuras de Medio Ambiente, S.A., ASA Desulfuración S.A., Bioetanol Galicia, S.A., Construcciones Metálicas Mexicanas COMEMSA, S.A. de C.V., Ecoagrícola S.A., Europea de Construcciones Metálicas, S.A:, Inabensa Rio ltda, Instalaciones Inabensa S.A., Negocios Industriales y Comerciales S.A., Nicsamex, S.A. de C.V., Teyma Gestión de Contratos de Construcción e Ingeniería, S.A., Teyma Internacional, S.A., Teyma USA & Abener Engineering and Construction Services General Partnership, Abener Teyma Hugoton General Partnership, Abener Teyma Mojave General Partnership, Abengoa Solar New Technologies, S.A., Centro Morelos 264 S.A. de C.V., Teyma Uruguay ZF S.A., Abengoa Construção Brasil LTDA, Abeima Teyma Zapotillo S. de R.L. de C.V. and Abengoa Concessions Investments Limited. The obligations of each 2015 Notes Guarantor under its guarantee constitute (or will constitute) direct, unconditional, unsubordinated and unsecured obligations of such 2015 Notes Guarantor ranking at least equally with all other present and future unsecured and unsubordinated obligations of such 2015 Notes Guarantor.

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

Notes due 2017

Overview

        On October 28, 2010, our direct wholly owned subsidiary Abengoa Finance, S.A.U. issued $650 million aggregate principal amount of 8.875% Senior Notes due 2017 (the "2017 Notes"). Deutsche Trustee Company Limited acted as trustee and Deutsche Bank Trust Company Americas acted as paying agent, transfer agent and registrar. The 2017 Notes are governed by New York law.

Ranking

        The 2017 Notes are senior obligations of Abengoa Finance, S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance, S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2017 Notes bear interest at 8.875% per annum. Interest on the 2017 Notes is payable semi-annually in arrears on May 1 and November 1 of each year. The 2017 Notes will mature on November 1, 2017.

Guarantees

        The 2017 Notes contain the same guarantee provisions, and are guaranteed by the same guarantors, as the 2015 Notes.

Optional Redemption by Abengoa

        Abengoa Finance, S.A.U. may redeem the 2017 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2017 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; or (ii) the excess, if any, of the present value at such redemption date of the redemption price of such 2017 Notes at November 1, 2017 (excluding accrued but unpaid interest to such redemption date), discounted with the Treasury Rate (as defined therein) plus 50 basis points, over the principal amount of such 2017 Notes on such redemption date.

        In addition, in the event that Abengoa Finance, S.A.U. becomes obligated to pay additional amounts (as defined therein) to holders of the 2017 Notes as a result of changes affecting withholding taxes applicable to payments on the 2017 Notes, Abengoa Finance, S.A.U. may redeem the 2017 Notes in whole but not in part at any time at the principal amount of the 2017 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2017 Notes have the same optional redemption by the noteholder provision as the 2015 Notes.

Covenants

        The 2017 Notes covenants which are similar to the covenants in the 2015 Notes.

Events of Default

        The 2017 Notes have the same events of default provisions as the 2015 Notes.

Convertible Notes due 2019

Overview

        On January 17, 2013, the Company issued €400 million aggregate principal amount of 6.25% notes due 2019 (the "2019 Convertible Notes"). Deutsche Bank AG, London Branch acted as fiscal agent and principal paying agent and Deutsche Bank, S.A.E. acted as commissioner. The 2019 Convertible Notes are governed by English law.

        At the beginning of 2014, our Board of Directors expressly and irrevocably resolved, with binding effect, that in relation to the right conferred on the Company to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right during the early period granted for that effect.

Ranking

        The 2019 Convertible Notes have the same ranking as the 2017 Convertible Notes.

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

Conversion

        The 2019 Convertible Notes are convertible into fully paid Class B shares of the Company credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was adjusted to €3.04 per share of Abengoa as a result of the capital increase. The conversion price was further adjusted to €2.98 per Class B share of Abengoa after the dividend payment approved by General Shareholders' Meeting of Abengoa held on April 6, 2014.

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

Covenants

        The 2019 Convertible Notes have substantially the same covenants as the 2017 Convertible Notes.

Events of Default

        The 2019 Convertible Notes have the same events of default provisions as the 2017 Convertible Notes.

Notes due 2018

        On February 5, 2013, our direct wholly owned subsidiary Abengoa Finance, S.A.U. issued €250 million aggregate principal amount of 8.875% Senior Notes due 2018 (the "Senior Unsecured Notes due 2018"). On October 3, 2013 and November 5, 2013, Abengoa Finance, S.A.U. issued €250 million and €50 million, respectively, of additional notes (together with the Senior Unsecured Notes due 2013, the "2018 Notes"). Deutsche Trustee Company Limited acted as trustee, Deutsche Bank AG, London Branch, acted as paying agent and Deutsche Bank Luxembourg S.A., acted as transfer agent and registrar. The 2018 Notes are governed by New York law.

Ranking

        The 2018 Notes are senior obligations of Abengoa Finance, S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance, S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2018 Notes bear interest at 8.875% per annum. Interest on the 2018 Notes is payable semi-annually in arrears on February 5 and August 5 of each year. The 2018 Notes will mature on February 5, 2018.

Guarantees

        The 2018 Notes contain the same guarantee provisions, and are guaranteed by the same guarantors, as the 2015 Notes.

Optional Redemption by Abengoa

        Abengoa Finance, S.A.U. may redeem all or part of the 2018 Notes at any time at a redemption price equal to 100% of the principal amount of the 2018 Notes redeemed, plus the applicable redemption premium, plus accrued and unpaid interest, if any, and additional amounts, if any.

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

Notes due 2020

Overview

        On December 13, 2013, our direct wholly owned subsidiary Abengoa Finance, S.A.U. issued $450 million aggregate principal amount of 7.75% Senior Notes due 2020 (the "2020 Notes"). Deutsche Trustee Company Limited acted as trustee and Deutsche Bank Trust Company Americas acted as paying agent,transfer agent and registrar. The 2020 Notes are governed by New York law.

Ranking

        The 2020 Notes are senior obligations of Abengoa Finance, S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance, S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2020 Notes bear interest at 7.75% per annum. Interest on the 2020 Notes is payable semi-annually in arrears on August 1 and February 1 of each year. The 2020 Notes will mature on February 1, 2020.

Guarantees

        The 2020 Notes have the same guarantee provisions as the 2017 Notes.

Optional Redemption by Abengoa

        Abengoa Finance, S.A.U. may redeem the 2020 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2020 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; or (ii) the excess, if any, of the present value at such redemption date of the redemption price of such 2020 Notes at February 1, 2020 (excluding accrued but unpaid interest to such redemption date), discounted with the Bund rate (as defined therein) plus 50 basis points, over the principal amount of such 2020 Notes on such redemption date.

        In addition, in the event that Abengoa Finance, S.A.U. becomes obligated to pay additional amounts (as defined therein) to holders of the 2020 Notes as a result of changes affecting withholding taxes applicable to payments on the 2020 Notes, Abengoa Finance, S.A.U. may redeem the 2020 Notes in whole but not in part at any time at the principal amount of the 2020 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2020 Notes have the same optional redemption by the noteholder provision as the 2017 Notes.

Covenants

        The 2020 Notes contain covenants which are similar to the covenants in the 2015 Notes.

Events of Default

        The 2020 Notes have the same events of default provisions as the 2015 Notes.

Notes due 2021

Overview

        On March 21, 2014, our direct wholly owned subsidiary, Abengoa Finance, S.A.U., issued €500 million aggregate principal amount of 6.00% Senior Notes due 2021 (the "2021 Notes"). Deutsche Trustee Company Limited acted as trustee, Deutsche Bank AG, London Branch acted as paying agent and Deutsche Bank Luxembourg S.A. acted as listing agent, transfer agent and registrar. The 2021 Notes are governed by New York law. We expect to apply the net proceeds of the 2021 Notes to repay the outstanding €300 million principal amount of the 2015 Notes by their February 25, 2015 maturity date, with the balance of net proceeds of the 2021 Notes being used to prepay a portion of the 2012 Forward Start Facility by September 30, 2014.

Ranking

        The 2021 Notes are senior obligations of Abengoa Finance, S.A.U. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Finance, S.A.U., save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2021 Notes bear interest at 6.00% per annum. Interest on the 2021 Notes is payable semi-annually in arrears on March 15 and September 15 of each year. The 2021 Notes will mature on March 31, 2021.

Guarantees

        The 2021 Notes contain the same guarantee provisions, and are guaranteed by the same guarantors, as the 2015 Notes.

Optional Redemption by Abengoa

        Abengoa Finance, S.A.U. may redeem the 2021 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2021 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; and (ii) the present value at such redemption date of: (x) 100% of the aggregate principal amount of such Note to be redeemed; plus (y) all required interest payments that would otherwise be due to be paid on such Note through March 31, 2021 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over (ii) the outstanding principal amount of the Note.

        In addition, in the event that Abengoa Finance, S.A.U. becomes obligated to pay additional amounts (as defined therein) to holders of the 2021 Notes as a result of changes affecting withholding taxes applicable to payments on the 2021 Notes, Abengoa Finance, S.A.U. may redeem the 2021 Notes in whole but not in part at any time at the principal amount of the 2021 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2021 Notes have the same optional redemption by the noteholder provision as the 2015 Notes.

Covenants

        The 2021 Notes contain covenants which are similar to the covenants in the 2015 Notes.

Events of Default

        The 2021 Notes have the same events of default provisions as the 2015 Notes.

Repayment Schedule

        The repayment schedule of our corporate financing with respect to the bank finance portion thereof, as of December 31, 2014, is as follows:

	One Year or Less	Between One and Two Years	Between Two and Three Years	Between Three and Four Years	Subsequent
	(€ in millions)
2014 Syndicated Loan Facility Agreement	—	—	—	—	180.2
Loan with Official Credit Institute	36.2	—	—	—	—
Instalaciones Inabensa, S.A. Financing	68.9	64.7	66.6	51.8	52.1
Abener Energía S.A. Financing	104.7	60.6	37.8	50.8	90.5
Other loans	234.6	40.2	43.6	19.8	112.9

Total	444.4	165.5	148.0	122.4	435.7

        The repayment schedule of our corporate financing with respect to the capital markets portion thereof, as of December 31, 2014, is as follows:

	One Year or Less	Between One and Two Years	Between Two and Three Years	Between Three and Four Years	Subsequent
	(€ in millions)
2017 Convertible Notes(1)	244.4	—	5.6	—	—
2019 Convertible Notes	—	—	—	—	400.0
2015 Notes	300.0	—	—	—	—
2016 Notes	—	500.0	—	—	—
2017 Notes	—	—	534.8	—	—
2018 Notes	—	—	—	550.0	—
2020 Notes	—	—	—	—	370.3
2021 Notes	—	—	—	—	500.0
Euro Commercial Paper Program (ECP)	464.1	—	—	—	—
Commercial Paper—Abengoa Mexico	43.5	—	—	—	—

Total	1,052.0	500.0	540.4	550.0	1,270.3

(1)
As of February 3, 2015, €5.6 million was outstanding under the 2017 Convertible Notes.

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

Project Debt

        Compared to corporate financing, Project Debt has certain key advantages, including a clearly defined risk profile, lower funding costs, generally longer terms and its ability to enable higher leverage on a project company basis.

        We incur Project Debt either through special-purpose project companies that are established to finance multiple projects or businesses and in certain instances, special-purpose project companies established for a single project. In each case, the project company enters into the financing agreement directly with the relevant lender for a specific project. The basis of the financing agreement between the project company and lender details the allocation of the cash flows generated by the project and the amortization schedule of payments owed under the financing agreement. Under such arrangements, any claims against the assets of the project company are subordinated to those of the lender or lenders, if multiple projects have been financed through the project company, until the financing is repaid in full, but the lender or lenders only have recourse to the project company's assets and not to the shareholder of the project company or the sponsor of the project. Consequently, the cross-default provisions of Abengoa's borrowings do not apply to defaults of project companies, thus safeguarding the non-recourse nature of the project financings. We also incur Project Debt as corporate debt of a subsidiary of Abengoa, S.A. under which the holders of such debt do not have recourse to Abengoa, S.A. or any of its other subsidiaries.

        Project Debt refers to non recourse loans obtained by certain Group entities dedicated to long term projects for the development of integrated products. Project Debt also includes bridge loans, which relates to certain operations which are financed in a similar manner to non-recourse projects, generally by financial entities, and which are earmarked to be future development projects which typically will be eventually financed through project finance schemes. Such funding typically relates to transitional financing phases of a project (typically periods of less than 2-3 years) during the launch and construction phase of goods/projects, which once completed and ready for operation, become financed under the project finance model. In these situations Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) provide, from time to time, guarantees of obligations whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) act as sponsors for the period prior to such project companies securing long-term project financing for their projects. However, if during such transitory period we believe there is a risk of non-compliance with the debt repayment schedule necessary in order to obtain project finance (or of construction, which will ultimately require financing), such financing would be reclassified on the consolidated statement of financial position as a type of corporate financing, depending upon the nature of the arrangements, typically being loans with financial entities. For more detailed information on Project Debt refer to Note 19 to our Consolidated Financial Statements.

        Our Project Debt contains customary financial covenants, including maintaining or exceeding certain financial ratios, and limitations on capital expenditures and additional debt. Project Debt also includes certain obligations guaranteed by Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) in favor of our project companies and categorized as bridge loans, whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) guarantee obligations in order to act as sponsors for the period prior to such project companies securing long-term project financing. As of December 31, 2014 we had €1,946.4 million of borrowings classified as bridge loans (see Note 19.2 to our Consolidated Financial Statements for details).

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

        The below table shows our Project Debt as of December 31, 2014. Project Debt of projects under construction which were deconsolidated upon the application of IFRS 10 until their entry into operation is not included below. See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations—IFRS 10 and 11":

As of December 31, 2014
(€ in millions)
Project Debt
Long-Term	4,158.9
Short-Term	799.2

Total	4,958.1

        Our main bridge financing arrangements consist of the following:

October 2014 Notes Program

Overview

        In October 1, 2014, we entered into a five-year senior unsecured notes program with a group of lenders for an initial maximum available amount of €125 million, which may be increased up to €425 million (the "October 2014 Notes Program"). As of December 31, 2014, €80.8 million in notes have been issued.

Purpose

        Proceeds from the October 2014 Notes Program are to be used for financing the development of our projects until long-term external funds associated with such projects can be secured.

Ranking

        The October 2014 Notes Program is guaranteed by us on a senior basis. In the event of our insolvency (unless we qualify as a subordinated claim pursuant to article 92 of Law 22/2003 (Ley Concursal) of July 9 or equivalent legal provisions which replace it in the future, and subject to any applicable legal and statutory exemptions) the notes issued under the October 2014 Notes Program will rank pari passu and ratably without any preference among themselves and at least pari passu with all other present and future unsecured and unsubordinated indebtedness of Abengoa, S.A.

Interest Rates, Payment Dates and Maturity

        The notional weighted average interest rate of the notes issued under the October 2014 Notes Program is 6.92% per annum. Interest on the notes issued under the October 2014 Notes Program is payable quarterly. Notes issued under the October 2014 Notes Program feature a variety of original maturity dates between 33 and 62 months from the date of issuance.

Guarantees

        Abengoa, S.A. and Abengoa Greenbridge, S.A.U. are the specified issuers under the October 2014 Notes Program. Abengoa, S.A. acts as the guarantor when Abengoa Greenbridge, S.A.U. is the issuer of a series of notes.

Redemption Events

        In the event of an amendment in Spanish tax law which prevents an issuer from making their next payment of principal or interest without paying additional amounts, noteholders have the right to require the issuer to redeem their October 2014 Notes Program notes at a redemption price equal to 100% of the principal amount of the October 2014 Notes Program notes redeemed, together with any interest accrued to, but excluding the date of, redemption (the "Early Adoption Amount"). If in the event of an amendment in Spanish law prevents an issuer from making their next payment of principal or interest altogether, the issuer will be required to redeem a noteholder's October 2014 Notes Program notes for the Early Adoption Amount.

        If in the event of a Succession Failure Event or a Credit Event Mandatory Redemption Event (as defined therein), the issuer will be required to redeem the October 2014 Notes Program notes at a redemption price equal to the Early Redemption Amount.

        If in the event of a Illegality Event (as defined therein), noteholders have the right to require the issuer to redeem their October 2014 Notes Program notes at a redemption price equal to the Early Redemption Amount.

Covenants

        We are restricted from taking certain actions during the term of October 2014 Notes Program including, among others, ensuring the noteholders' initial creditor position in the event of liquidation and the payment of all additional tax payments or fees in connection with the October 2014 Notes Program.

Events of Default

        The October 2014 Notes Program contains provisions governing certain events of default, including a failure to make payment of the amounts due, certain other indebtedness of ours becoming due and payable prior to its stated maturity otherwise than at our option, failure to pay any amount payable when due under any present or future guarantee over a certain threshold, failure to comply with covenants or other obligations, a cessation of business and certain bankruptcy events. The occurrence of any of the events of default in the October 2014 Notes Program would permit the acceleration of all obligations outstanding under the October 2014 Notes Program.

Notes due 2019

Overview

        On September 30, 2014, our direct wholly owned subsidiary, Abengoa Greenfield, S.A., issued €265 million aggregate principal amount of 5.50% Euro Senior Notes due 2019 and $300 million aggregate principal amount of 6.50% U.S. Dollar Senior Notes due 2019 (the "2019 Notes"). Deutsche Trustee Company Limited acted as trustee, Deutsche Bank AG, London Branch acted as paying agent for the Euro Senior Notes, Deutsche Bank Trust Company Americas acted as paying agent for the U.S. Dollar Senior Notes and Deutsche Bank Luxembourg S.A. acted as listing agent, transfer agent and registrar. The 2019 Notes are governed by New York law. We expect to apply the net proceeds of the 2019 Notes to finance, in whole or in part, Eligible Green Projects (as defined therein) until the long-term funds associated with those projects are obtained.

Ranking

        The 2019 Notes are senior obligations of Abengoa Greenfield, S.A. ranking at least equally, without any preference among themselves, with all the other present and future unsecured and unsubordinated obligations of Abengoa Greenfield S.A, save for such obligations that may be preferred by provisions of law that are mandatory and of general application.

Interest Rates, Payment Dates and Maturity

        The 2019 Euro Notes bear interest at 5.50% per annum and the 2019 U.S. Dollar Notes bear interest at 6.50% per annum. Interest on the 2019 Notes is payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes will mature on October 1, 2019.

Guarantees

        The 2019 Notes contain the same guarantee provisions, and are guaranteed by the same guarantors, as the 2015 Notes.

Optional Redemption by Abengoa

        Abengoa Greenfield, S.A. may redeem the 2019 Notes in whole or in part at any time, at a redemption price equal to the principal amount of such 2019 Notes plus accrued and unpaid interest up to the date for such redemption plus a premium amount equal to the greater of: (i) 1% of the principal amount of such notes; and (ii) the present value at such redemption date of: (x) 100% of the aggregate principal amount of such Note to be redeemed; plus (y) all required interest payments that would otherwise be due to be paid on such Note through October 1, 2019 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Bund Rate at such redemption date plus 50 basis points; over (ii) the outstanding principal amount of the Note.

        In addition, in the event that Abengoa Greenfield, S.A. becomes obligated to pay additional amounts (as defined therein) to holders of the 2019 Notes as a result of changes affecting withholding taxes applicable to payments on the 2019 Notes, Abengoa Greenfield, S.A. may redeem the 2019 Notes in whole but not in part at any time at the principal amount of the 2019 Notes plus accrued interest to the redemption date.

Optional Redemption by the Noteholders

        The 2019 Notes have the same optional redemption by the noteholder provision as the 2015 Notes.

Covenants

        The 2019 Notes contain covenants which are similar to the covenants in the 2015 Notes.

Events of Default

        The 2019 Notes have the same events of default provisions as the 2015 Notes.

        The repayment schedule of our Project Debt, as of December 31, 2014, is as follows, and is generally in accordance with the projected cash flows of the related projects.

Total	Less than One Year	Between One and Three Years	Between Three and Five Years	More than Five Years
	(€ in millions)
4,958.1	799.2	895.4	1,575.9	1,687.6

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

        In the years ended December 31, 2014, 2013 and 2012, our investment in R&D&i totaled €99.7 million, €107.4 million and €91 million, respectively, including investments in our recycling segment sold in June 2013. Of our investment in R&D&i, amounts expensed represented €8.7 million, €6.5 million and €6.4 million, respectively and amounts capitalized represented €91 million, €101 million and €84 million, respectively. Taking into account the investment in Atacama 1, Khi Solar One, Hugoton and the rest of our activities expensed or capitalized, total investment in R&D during 2014 amounted to €597.8 million. As of December 31, 2014, we have approximately 880 people engaged in R&D&i activities in different centers, mainly in Seville (Spain), Madrid (Spain), St. Louis, Missouri (United States) and Denver, Colorado (United States) and Montevideo (Uruguay).

        In solar-thermal technology, construction has continued in South Africa on Khi Solar One, the world's first commercial plant using tower technology and superheated steam. The 50 MW plant is expected to come into operation in 2015. Abengoa is also developing the first solar-thermal molten salt tower plant in Latin America, totaling 110 MW and in combination with a 100 MW photovoltaic plant. The solar-thermal tower plant includes a 17.5 hours energy storage system using molten salts, allowing it to be able to offer electricity 24 hours a day. In the biofuels area, we have finished the construction of the commercial bio-refinery plant in Hugoton, which came into operation in October 2014. The technology used in this plant has been developed and proven by us over the last ten years at our second-generation demonstration plant in Salamanca, Spain. A waste-to-biofuels demonstration plant has also been operated at the same complex, which is capable of obtaining second-generation biofuels from recovered municipal solid waste. In addition to this progress, we continue to develop various processes to obtain high value-added bio-products from biomass, such as a catalyst that has been patented that enables biobutanol to be produced from ethanol using a catalytic process. This technology offers us an additional advantage since it can be applied at our existing conventional biofuels facilities.

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

Concession-Type Infrastructure

        Our R&D&i in our Concession-Type Infrastructure activity is undertaken in partnership with numerous research institutes and universities in Spain and elsewhere.

        At our two research centers in Spain and the United States, the R&D&i team of our Concession-Type Infrastructure activity's Solar segment is involved in the research of high-temperature concentration of solar power and photovoltaic research. Our Solar segment has undertaken various R&D&i projects with the backing of the DOE, while also continuing to work on different projects within the Seventh Framework Program of the European Union, including the Solugas Consortium in collaboration with the Deutsche Zentrum für Luft und Raumfahrt and New Algerian Company, among others, and on the Innpacto projects against the backdrop of the Centro de Investigaciones Energéticas, Medioambientales y Tecnológicas programs in Spain. Our Solar segment R&D&i team also collaborates with leading research centers worldwide, including universities and technological institutes. The independent research centers with which the Solar segment's R&D&i team has worked include the National Renewable Energy Laboratory in the United States, Centro de Investigaciones Energéticas, Medioambientales y Tecnológicas in Spain and the Aerospace Centre in Germany. In addition to the Solúcar Platform, considered one of the world's leading centers in solar energy research, our Solar segment has increased its R&D&i capabilities with the inauguration of the Soland R&D center, with more than 3,500 m2 of labs. Our Solar segment's main R&D&i programs are focused on: increasing the efficiency of its CSP tower technology; reducing the components cost of its CSP through technology and high concentrated photovoltaic (HCPV); and increasing the dispatchability of our thermal storage technology.

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

D. Trend Information

        Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

        The total value of off-balance sheet arrangements and third-party guarantees decreased by approximately €48.4 million, from €7,510.5 million as of December 31, 2013 to €7,462.1 million as of December 31, 2014. Such figure comprises (i) guarantees provided by financial institutions (bank bonds and surety insurance) for the benefit of third parties and (ii) the overall value of guarantees undertaken by the Group for the benefit of third parties.

        With respect to guarantees provided by financial institutions for the benefit of third parties, this subset comprises bank bonds and surety insurance directly deposited by such Group companies with financial institutions and those deposited by us to any company in the Group as guarantee to third parties (clients, financial entities, public entities and other third parties). Such commitments totaled €1,672.8 million as of December 31, 2014 compared to €1,323.3 million in December 31, 2013.

        With respect to guarantees provided by Group companies for the benefit of third parties, this subset comprises a range of declarations of intent and commitments undertaken by Group companies and us regarding group companies in support of their operations with third parties. Such guarantees totaled €5,789.2 million as of December 31, 2014 compared to €6,187.3 million as of December 31, 2013.

        For further discussion, see Note 23.1 to our Consolidated Financial Statements included elsewhere in this annual report.

F. Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2014.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
	(Amounts in millions of euros)
Project Debt	4,958.1	799.2	895.4	1,575.9	1,687.6
Borrowings	1,316.0	444.4	313.5	424.5	133.6
Notes and Bonds	3,853.0	1,097.0	1,029.9	867.3	858.8
Financial Leases	35.0	10.9	12.8	3.7	7.6
Other loans and borrowings	121.4	24.4	71.3	21.2	4.5
Lease obligations	13.8	3.9	5.5	3.0	1.4
Purchase Obligations	1,072.8	933.1	123.1	5.5	11.1
Derivative financial instruments	248.5	39.7	48.5	18.6	141.7
Accrued Interest Estimate during the Useful Life of Loans	2,599.1	589.4	908.7	500.0	601.0

        We have contractual obligations to make future payments in connection with bank debt, notes and bonds and lease agreements. In addition, during the normal course of business, we enter into agreements where we commit to future purchases of goods and services from third parties.

        Project Debt refers to non recourse loans obtained by certain Group entities dedicated to long term projects for the development of integrated products. Project Debt also includes bridge loans, which relates to certain operations which are financed in a similar manner to non-recourse projects, generally by financial entities, and which are earmarked to be future development projects which typically will be eventually financed through project finance schemes. Such funding typically relates to transitional financing phases of a project (typically periods of less than 2-3 years) during the launch and construction phase of goods/projects, which once completed and ready for operation, become financed under the project finance model. In these situations Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) provide, from time to time, guarantees of obligations whereby Abengoa, S.A. and/or its subsidiaries (other than non-recourse subsidiaries) act as sponsors for the period prior to such project companies securing long-term project financing for their projects. However, if during such transitory period we believe there is a risk of non-compliance with the debt repayment schedule necessary in order to obtain project finance (or of construction, which will ultimately require financing), such financing would be reclassified on the consolidated statement of financial position as a type of corporate financing, depending upon the nature of the arrangements, typically being loans with financial entities. For more detailed information on Project Debt refer to Note 19 to our Consolidated Financial Statements.

        Borrowings include our long-term and short-term amounts outstanding, mainly under our syndicated loan agreement for €180.2 million. These obligations are more fully discussed in Note 20 to our Consolidated Financial Statements and in "—Liquidity and Capital Resources".

        Notes and Bonds refer to the carrying value of issuances made during 2009, 2010, 2013 and 2014, which are described in detail in "—Liquidity and Capital Resources" and in Note 20 to our Consolidated Financial Statements.

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

        Derivatives include interest rate swaps, collars, foreign exchange forward contracts and commodities derivates used to mitigate our financial risks. See Notes 4 and 14 of our Consolidated Financial Statements.

        Accrued Interest Estimate during the useful life of loans represents the estimation for the total amount of interest estimated to be paid or accumulated over the useful life of loans, notes and bonds.

Capital Expenditures

        Our business has significant capital expenditure requirements, including construction of concession-type infrastructure and other industrial facilities, as well as R&D&i costs. Our capital expenditure requirements include construction costs of power transmission lines, solar power plants, co-generation power plants, infrastructure for the production of ethanol, and desalination plants. While we generally seek to maintain a balance of Project Debt and corporate financing to encourage financial discipline, the majority of our capital expenditures are financed by Project Debt (including funding by us through bridge loans) and funding, when applicable, from partners in a particular project. We incur corporate financing to finance our investments, acquisitions and general purpose requirements. Our corporate financing has the benefit of upstream guarantees from our operating subsidiaries which are subject to debt/EBITDA ratios as discussed above. The funding of our corporate capital expenditure is covered by existing cash and corporate EBITDA generation. We incur Project Debt on a project-by-project basis.

        The table below sets forth our historic capital expenditures by our three activities for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(€ in millions)
Engineering and Construction	133.6	131.8	111.3
Concession-Type Infrastructure	2,469.1	1,930.7	2,311.5
Industrial Production	280.1	194.6	308.7

Total	2,883.3	2,257.1	2,731.5

        As of December 31, 2014, we had total capital expenditures of €3,383 million, of which €676 million is expected to be undertaken by subsidiaries in our corporate group and financed through corporate financing or equity contributions and €249 million from our equity partners. The remaining €2,458 million consists of commitments that are expected to be undertaken by our project companies and will be financed primarily through Project Debt and funding from partners at project companies. Corporate entities also engage in regular maintenance capital expenditures as necessary in order to ensure the adequate performance of our existing facilities.

        Additionally, we plan to incur additional disbursements for the completion of certain projects that have been awarded to us where we hold or expect to hold a minority equity stake. The expected equity from Abengoa required for these projects amounts to €413 million.

        The following table represents management's estimate, as of December 31, 2014, of the costs to complete our total capital expenditures. The estimates presented in the table below may differ significantly from the actual costs which are incurred in connection with these expenditures. See "Item 3.D—Risk

Factors—Risks Related to Our Business and the Markets in Which We Operate—Our business has substantial capital expenditure requirements which requires us to have access to the global capital markets for financing" and "Item 5.B—Liquidity and Capital Resources." See also "Cautionary Statements Regarding Forward-Looking Statements."

Activity	Pending Capex Total(1)	Capex Expected to be Financed from the Corporate Group(1)
	(€ in millions)
Concession-Type Infrastructure	3,383	676

Total(2)	3,383	676

(1)
Figures refer in both cases to capital expenditures pending execution.

(2)
As of the date of this annual report, the total capital expenditures of our Engineering and Construction and Industrial Production activities were de minimis.

        Additionally, we plan to incur additional disbursements for the completion of certain projects that have been awarded to us where we hold or expect to hold a minority equity stake. The expected equity from Abengoa required for these projects amounts to €413 million.

        Additionally, we have a pipeline of projects in the development stage for which we are either in the process of tendering or negotiating.

G. Safe harbor

        This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Statements Regarding Forward-Looking Statements."

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors of Abengoa, S.A.

        The Board of Directors of Abengoa comprises the following 16 members:

Name	Position	Date of Appointment	Age
Felipe Benjumea Llorente(1)	Executive Chairman	06/25/1983	57
Manuel Sánchez Ortega(1)	First Vice-Chairman, CEO	10/25/2010	51
Antonio Fornieles Melero(3)	Second Vice-Chairman, Lead Director	01/19/2015	55
José Joaquín Abaurre Llorente(2)	Director	06/25/1988	64
José Luis Aya Abaurre(2)	Director	06/25/1983	66
José Borrell Fontellés(3)	Director	07/27/2009	67
María Teresa Benjumea Llorente(2)	Director	04/15/2007	65
Javier Benjumea Llorente(1)	Executive Director	06/25/1983	62
Mercedes Gracia Díez(3)	Director	12/12/2005	58
Ricardo Martínez Rico(3)	Director	10/24/2011	50
Claudi Santiago Ponsa(2)	Director	02/23/2012	58
Ignacio Solís Guardiola(2)	Director	04/15/2007	63
Fernando Solís Martínez-Campos(2)	Director	04/15/2007	58
Carlos Sundheim Losada(2)	Director	04/15/2007	63
Alicia Velarde Valiente(3)	Director	04/06/2008	50
Ricardo Hausmann(3)	Director	04/06/2014	58

(1)
Executive director (director with executive functions in Abengoa).

(2)
Proprietary director (director with significant shareholding, or who has been designated by a shareholder).

(3)
Independent director (designated in view of his or her personal or professional conditions, who carries out his or her function without being conditioned by relationships with the Company, its significant shareholders or officers; and proposed specifically by the Appointments and Remuneration Committee).

        The business address of the members of the Board of Directors of Abengoa is Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

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

Felipe Benjumea Llorente

        Mr. Benjumea obtained a Degree in Law at the Universidad de Deusto.

        He joined Abengoa in 1983 as a member of the Board of Directors, and in 1989 he was appointed Managing Director. He has been the Chairman of the Board of Directors since 1991. Since 2002, he has been the Chairman of the Focus-Abengoa Foundation.

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

Manuel Sánchez Ortega

        Mr. Sánchez holds a degree in Industrial Electrical Engineering from the ICAI in Madrid and has a master's degree in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas (IPADE), Mexico. Mr. Sánchez joined our Information Technologies business in 1989 as a software engineer. He later went on to perform duties as project director and sales director within our Information Technologies business. In 1995, he was named Executive Vice President in Mexico, where he lived for five years. In 2000, upon his return to Spain, he was named Executive Vice President of the Energy and Environment subsidiary of our Information Technologies business. In 2001 Mr. Sánchez was named general manager of our Information Technologies business, of which he was appointed the Chief Executive Officer in 2002 and Chairman in 2004, serving in that capacity until he was appointed as Chief Executive Officer of Abengoa. He has been a member of Bioenergy's Board of Directors since 2007. Since October 25, 2010, Mr. Sánchez has served as Abengoa's Chief Executive Officer. He has served as First Vice-Chairman since January 2015.

Antonio Fornieles Melero

        Mr. Fornieles serves as Second Vice-Chairman, lead director and a member of the Audit Committee and the Appointments and Remuneration Committee of Abengoa since January 2015. He joined Abengoa having spent almost his entire career in the audit sector. He joined the Spanish Institute of Chartered Accountants in 1987 and was made a partner in KPMG in 1994. He was subsequently appointed to the board of the firm, responsible for the audit function of KPMG Spain and COO of the audit function globally. Prior to joining Abengoa, Mr. Fornieles was responsible for the middle market program for all KPMG offices in Spain. He graduated with a degree in economics and business studies from Universidad Complutense de Madrid and completed a senior management diploma in business management from the Instituto Internacional San Telmo business school. He has been a lecturer in the faculty of economics and business studies at the University of Cádiz, and a regular speaker and lecturer in various universities and corporations about issues related to financial reporting, business management and corporate governance and ethics.

José Joaquín Abaurre Llorente

        Mr. Abaurre serves as a member of the Board of Directors of Abengoa. He has held this post since June 25, 1988. He is also a member of the Strategy and Technology Committee. Mr. Abaurre is an expert in audiovisual activities.

José Luis Aya Abaurre

        Mr. Aya serves as a member of the Board of Directors of Abengoa. He has held this post since June 25, 1983. He also is a member of the Strategy and Technology Committee. Moreover, he serves as a member of the Board of Directors of Inversión Corporativa IC, S.A. Mr. Aya trained as a Technical Agricultural Engineer.

José Borrell Fontellés

        Mr. Borrell is Professor of Introduction to Economic Analysis at Madrid's Universidad Complutense and Chairman of the European University Institute in Florence. He studied aeronautic engineering at the

Universidad Politécnica in Madrid, and also holds a doctorate in Economic Sciences, a master's degree in Operations Research from Stanford University and a master's degree from Paris' Institut Français du Pétrole. He worked as an engineer at Compañía Española de Petróleos (1972 1981), and, between 1982 and 1996, he served successively as Spanish Secretary General for Budget, Secretary of State for Finance and Minister for Public Works, Telecommunications, Transport and the Environment. He was President of the European Parliament for the first half of the 2004 2009 legislative term and President of the Development Assistance Committee for the second half. Mr. Borrell is a member of the Audit Committee, was appointed chairman of the Appointments and Remuneration Committee on July 23, 2012 and chairman of the Strategy and Technology Committee on January 19, 2015.

María Teresa Benjumea Llorente

        Ms. Benjumea serves as a member of the Board of Directors of Abengoa. She has held this position since April 14, 2007. She developed her professional experience in the sector of decoration.

Javier Benjumea Llorente

        Mr. Benjumea graduated with a degree in Business Administration and also earned a master's in Senior Company Management. He joined Abengoa in 1980 as Deputy Chairman. In 1986, he was appointed Managing Director and was Co- Chairman from 1995 to 2007. He is also a director of Inversión Corporativa IC, S.A., Vice-Chairman of Sevillana-Endesa and a member of the Board of Directors of, among others, Telefónica de Argentina, S.A., the newspaper ABC, Estudios de Política Exterior, S.A., and the Association for Managerial Progress. He is also Chairman of the Board of Trustees of the Sagrada Familia Professional Schools Foundation. Additionally, he has served as a member of the Board of Trustees of the Focus-Abengoa Foundation, a member of the Governing Body and the Board of Trustees of the Comillas-ICAI University Foundation, Permanent Academician of the Andalusian Academy of Social Sciences and the Environment, a member of the Board of Trustees of the Royal Palace of Seville and of the Andalusian Association of Foundations, and a member of the Board of Trustees of the Forja XXI Foundation.

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

Ricardo Martínez Rico

        Mr. Martínez studied at the Universidad de Zaragoza, obtaining a first class bachelor's degree in Business Administration. He joined Abengoa on October 24, 2011 as a director and is a member of the Strategy and Technology Committee. He is the founding partner and current president and chief executive officer of Equipo Económico, a Madrid based consulting firm. In addition, Mr. Martínez is a member of the advisory board to the President of the U.S. Chamber of Commerce of the United States. Previously he was head of Spain's Economic and Commercial Office in Washington, D.C. (2006) and in 2003 he was appointed Deputy Finance Minister of the Spanish government (2003-2004). Mr. Martínez was also Spain's spokesman on the European Budgetary Council and European Council for Regional Policy.

Claudi Santiago Ponsa

        Mr. Santiago studied at Georgetown University and he also earned a master's degree in Computer Science from the Universitat Autònoma de Barcelona as well as completing further postgraduate studies at INSEAD in France. He previously spent 31 years with General Electric (1980 to 2011), serving as President and Chief Executive Officer of GE Oil & Gas from 1999 to 2011. He has been a member of the Board of Directors of Abengoa since February 23, 2012.

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

Alicia Velarde Valiente

        Ms. Velarde graduated magna cum laude from the Instituto Católico de Enseñanza, Colegio Pablo VI. She also holds a degree in Law from the Universidad San Pablo. In 1990, Ms. Velarde passed the notary examination and became a notary public. During the 1994-1995 academic year she taught civil law at the Universidad Francisco de Vitoria, where she remained until 1999. She is still affiliated with this university, where, from 1999, she teaches canon law. Ms. Velarde is a member of the Audit Committee and the Appointments and Remuneration Committee.

Ricardo Hausmann

        Professor Hausmann, a Venezuelan economist and academic, is the current director of the Centre for International Development and a Professor at Harvard University. He was formerly Chief Economist at the Inter-American Development Bank, where he created the Research Department. He has also held positions such as the Minister of Planning for Venezuela, as a member of the board of the Central Bank of Venezuela. He was a lecturer of economics at the Instituto de Estudios Superiores de Administración in Caracas, where he founded the Centre for Public Policies.

Senior Management of Abengoa, S.A.

        The senior management of Abengoa is made up of the following members:

Name	Position
Felipe Benjumea Llorente	Executive Chairman
Manuel Sánchez Ortega	First Vice-Chairman and CEO
José Domínguez Abascal	Technical General Secretary
Jesús Ángel García-Quilez Gómez	Chief Financial Officer
Ignacio Garcia Alvear	Co-Chief Financial Officer, responsible for Investor Relations & Capital Markets
Javier Garoz Neira	Biofuels Executive VP
Alfonso González Domínguez	Engineering and Construction and South America Executive VP
Santiago Seage Medela	Concessions Executive VP & CEO Abengoa Yield
Armando Zuluaga Zilbermann	Solar Executive VP
Carlos Cosín Fernández	Water Executive VP
Álvaro Polo Guerrero	Human Resources Director
Luis Fernández Mateo	Director of Organization, Quality and Budgets
Juan Carlos Jiménez Lora	Director of Planning and Control
Germán Bejarano García	Assistant CEO, International Institutional Relations Director
Daniel Alaminos Echarri	General Secretary
Luis Enrique Pizarro Maqueda	Chief Audit Officer
Enrique Borrajo Lovera	Consolidation and Reporting Officer
Miguel Ángel Jiménez-Velasco Mazarío	Compliance Officer
Enrique Aroca Moreno	Chief Information Officer
Manuel Doblaré Castellano	Abengoa Research General Director

        The business address of the members of the senior management of Abengoa is Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

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

José Domínguez Abascal

        Prof. Domínguez is currently the Technical General Secretary of Abengoa. He was previously the Technical General Secretary of Abengoa since 2008. Previously, he was the General Secretary of Universities, Investigation and Technology of the Junta de Andalucía (2004 to 2008). Prof. Domínguez has been Professor of engineering at the Universidad de Las Palmas de Gran Canarias and Universidad de Sevilla. He holds a doctorate in Industrial Engineering from the Universidad de Sevilla.

Jesús Ángel García-Quilez Gómez

        Mr. García-Quílez has been the Chief Financial Officer of Abengoa since May 2013. He previously served in the Control, Treasury and Financial Departments, and as Head of Corporate Finance since 2002. He holds a degree in Business Administration from Seville University, an Executive MBA from San Telmo Business School and a certificate in Corporate Performance from the Harvard Business School.

Ignacio García Alvear

        Mr. García has been the Co-Chief Financial Officer, responsible for Investor Relations and Capital Markets since January 2015. From January 2004 to January 2015, he served as the Chief Financial Officer of Abengoa Bioenergy. He also previously served as Director of Corporate Finance of Abengoa, S.A., Chief Financial Officer for Telvent and Abengoa Mexico. Mr. García holds a degree in Economics and Management and is a graduate of an Executive Management Program from Ipade Business School in Mexico.

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

Alfonso González Domínguez

        Mr. González has been Engineering and Construction (Transmission and Co-generation) Executive Vice President and South America VP since 2006. He joined Abengoa in 1990. Since then, he has held several management positions, including Managing Director of Sainsel and Divisional Manager of Water within our environmental services sector. He was also the Managing Director of Inabensa and the director of our engineering activities. Previously, he worked for five years as Project Engineer in different Spanish nuclear plants and for five years as Program CN234 Director for Construcciones Aeronáuticas S.A., a company subsequently acquired by Airbus Military Company S.A.S.

Santiago Seage Medela

        Mr. Seage is currently the Concessions Executive Vice President & CEO of Abengoa Yield. He was previously the Solar Executive Vice President since 2006. Previously, he had been responsible for Abengoa's Strategy and Corporate Development. Before joining Abengoa, he was a partner with McKinsey & Company. He holds a degree in Business Management from ICADE University in Madrid.

Armando Zuluaga Zilbermann

        Mr. Zuluaga is currently the Solar Executive Vice President of Abengoa. He has also been the Chief Executive Officer of Abengoa Solar since January 2014. He was the general manager of Abengoa Solar in the United States from 2012 to 2014, and was previously Assistant General Secretary of Abengoa and General Secretary of Abengoa Solar from 2009 to 2013, and General Counsel of Abengoa from 2007 to 2009. He holds a law degree from the University of Granada, a master's degree in EU law from the Universidad Carlos III in Madrid and an Executive MBA from the San Telmo business school.

Carlos Cosín Fernández

        Mr. Cosín is currently the Water Executive Vice President of Abengoa, since December 2011. He has been working for Abengoa since 2005, first as International Division Manager in Abeinsa Infraestructuras de Medio Ambiente, S.A., and since the beginning of 2011, as the head of the Water business area. He has been in charge of developing water activities worldwide under EPC or BOOT models. Before that, he held several high-level positions in Veolia or USfilter, among which stands out the ownership of his private company. He holds a degree in Engineering from the Universidad Politécnica de Madrid.

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

Germán Bejarano García

        Mr. Bejarano has been Assistant CEO and Chairman's Adviser and International Institutional Relations Director since 2008. He holds a degree in Economics and Business Administration from the Universidad Autónoma de Madrid, a Diplôme d'Études Approfondies from Université de Nancy II and a Diplôme d'Études Supérieures Européennes, Centre Universitaire Européen de Nancy. He held various positions in the Spanish Civil Service since 1988 when he joined the Ministry of Economy and Finance as a Senior Economist and Trade Specialist working at the General Technical Secretariat and the Treasury. He was also the representative of the Spanish government at the Inter-American Development Bank, where he was appointed as Executive Director and Alternate Executive Director (1992-1998). In addition, he served as Vice-Secretary General for Economic and Budgetary Matters at the Ministry of Economy and Finance of the Spanish government in 1999 and Director General for Economic International Relations at the Ministry of Foreign Affairs (2000-2004). He also served as Spain's ambassador to Malaysia (2004-2007) and Brunei Darussalam (2005-2007).

Daniel Alaminos Echarri

        Mr. Alaminos is currently the General Secretary of Abengoa and Secretary of its Board of Directors. He has been a state attorney since 1996 and he has held various previous positions, including General Counsel of SEPI, the Spanish holding group for state-owned companies. Prior to joining Abengoa in 2014, Daniel was a partner in the capital markets group of the law firm Ramón y Cajal Abogados. He also has experience of restructuring savings banks, capital increases and restructuring major real estate and industrial groups, as well as advising on a wide range of issues, especially financial, technological and industrial matters. He holds a law degree specializing in business law from Universidad San Pablo CEU.

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

Enrique Borrajo Lovera

        Mr. Borrajo has been the Consolidation and Reporting Officer of Abengoa since 2007. He joined Abengoa in 2000 in its internal audit department. He holds a degree in Business Administration from the University of Córdoba and an Executive MBA from the Fundation San Telmo.

Miguel Ángel Jiménez-Velasco Mazarío

        Mr. Jiménez Velasco is currently the Compliance Officer of Abengoa. He was the General Secretary of Abengoa between 2003 and June 2014. He holds a degree in Law from the Universitat de Barcelona and a master's degree in Senior Business Management and Finance from the Instituto Internacional de Empresas at the Universidad de Deusto. Since 2003, he has served as General Counsel of Abengoa and was appointed Secretary and Advisory Lawyer of the Board of Directors of Abengoa.

Enrique Aroca Moreno

        Mr. Aroca has been our Chief Information Officer since 2005. Prior to 2005, he held other managerial positions in Telvent and Abengoa. Mr. Aroca is a qualified Telecommunications Engineer from Universidad Politécnica de Madrid and has completed an Executive Master in Business Administration at the IE Business School in Madrid. He holds the CISA and CISM security certifications from Isaca.

Manuel Doblaré Castellano

        Prof. Doblaré has been the General Director of Abengoa Research since its creation in October 2011. He is a full professor and previously taught at the Universities of Zaragoza and Seville, and the Polytechnique University of Madrid. He was also a visiting professor at the University of Southampton, New York University and Stanford University. He holds a degree in Industrial (Electrtical and Mechanical) Engineering from Seville University and a PhD from the Polytechnique University of Madrid. Prof. Doblaré has received several national and international recognitions and is member of the Royal Academy of Engineering of Spain.

B. Compensation

Compensation of Board of Directors

        The salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa, S.A. in 2014 were €15,833 thousand (€15,421 thousand in 2013 and €13,887 thousand in 2012).

        Details on individual salaries and benefits in 2014 paid to the Board of Directors are as follows (in thousands of euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2014
Felipe Benjumea Llorente	1,086	—	93	3,304	—	—	1	4,484
José B. Terceiro Lomba(1)	—	202	93	2,804	—	—	—	3,099
Manuel Sánchez Ortega	1,086	—	93	3,304	—	—	1	4,484
Javier Benjumea Llorente	450	—	93	1,307	200	52		2,102
José Borrell Fontelles	—	—	160	—	140	—	—	300
Mercedes Gracia Díez	—	—	160	—	40	—	—	200
Ricardo Martínez Rico	—	—	110	—	20	—	—	130
Alicia Velarde Valiente	—	—	110	—	40	—	—	150
Ricardo Hausmann(2)	_	_	178	—	—			178
José Joaquín Abaurre Llorente	—	—	110	—	40	—	—	150
José Luis Aya Abaurre	—	—	110	—	40	—	—	150
María Teresa Benjumea Llorente	—	—	78	—	—	24	—	102
Claudio Santiago Ponsa	—	—	70	—	—	—	—	70
Ignacio Solís Guardiola	—	—	78	—	—	—	—	78
Fernando Solís Martínez-Campos	—	—	78	—	—	—	—	78
Carlos Sundhein Losada	—	—	78	—	—	—	—	78

Total	2,622	202	1,692	10,595	520	76	2	15,833

(1)
Representative of Aplidig, S.L. (formerly Aplicaciones Digitales, S.L.)

(2)
Since April 6, 2014

        Additionally, in 2014, overall remuneration for our key management (senior management who are not executive directors), including both fixed and variable components, amounted to €11,351 thousand (€14,656 thousand in 2013 and €13,574 thousand in 2012).

Other Remuneration for Directors and Senior Management

Extraordinary Variable Compensation Plan

        There are currently two extraordinary long-term variable remuneration plans for executive directors and officers.

Extraordinary Variable Remuneration Plan for Executive Directors and Officers—January 2014

        January 2014, the Board of Directors, at the proposal of the Appointments and Remuneration Committee, unanimously approved a four-year variable remuneration plan (the "January 2014 Plan"), which replaces and cancels the extraordinary plan previously approved in February 2011.

        The January 2014 Plan expires on December 31, 2017 and is designed to help achieve the objectives set forth in our strategic plans at an individual level. The January 2014 Plan requires beneficiaries to remain with the Company for the corresponding period and for the average price of Abengoa's Class B shares during the last three months of 2017 to be higher than a specific value. At the end of 2014, the January 2014 Plan included 345 participants.

Extraordinary Variable Remuneration Plan for Managers—July 2014

        In July 2014, the Board of Directors, at the proposal of the Appointments and Remuneration Committee, unanimously approved a five-year variable remuneration plan (the "July 2014 Plan").

        The July 2014 Plan expires on December 31, 2018 and accrues 20% annually. Its purpose is to incentivize certain executive directors and officers to stay with the Company or to achieve specific personal objectives. The plan requires the beneficiary to be employed by the Company for the corresponding period and for the average price of Abengoa's Class B shares during the last three months of 2018 to be higher than a specific value. At the end of 2014, the July 2014 Plan included 359 participants.

C.    Board Practices

        Under Spanish law, the Board of Directors of a Spanish company is responsible for management, administration and representation in all matters concerning our business, subject to the provisions of our bylaws and resolutions adopted at general shareholders' meetings by a majority vote of the shareholders. Six of our sixteen current directors (Messrs. Borrell, Martínez, Hausmann and Fornieles, and Mmes. Gracia and Velarde) are independent under applicable NASDAQ listing standards.

        Directors are elected by our shareholders to serve four-year terms. A director may be re-elected to serve for one or more four-year terms. If a director does not serve out his or her entire term, the Board of Directors may fill the vacancy by appointing a new director as a replacement director to serve until the next general shareholders' meeting or, if it has already been called, until the one after that when the appointment may be ratified or a new director to fill the vacancy is elected or replaced. A director may resign or be removed (with or without cause) from office by a majority vote of the shareholders at a general shareholders' meeting. As a result of these four-year terms, not all of our directors will be elected each year. Information about when our directors were appointed is set forth in Section 6.A. above.

        Under Spanish law, the Board of Directors may delegate its powers to an executive committee or other delegated committee or to one or more executive officers, unless the shareholders, through a meeting, have specifically delegated certain powers belonging to the shareholders' meeting to the board and have not approved the possibility for the board's sub-delegation to others. Since they were appointed, the independent directors on our Board of Directors have held meetings in conjunction with the regular meetings of the Board of Directors. Spanish corporate law provides that resolutions appointing an executive committee or any executive officer or authorizing the permanent delegation of all, or part of, the board's power require a two-thirds majority of the members of the Board of Directors and will not have any effect until its registration with the relevant Mercantile Registry. Certain powers provided in Spanish corporate law may not be delegated, including the drafting of the financial statements and the proposal for its approval by the shareholders at their annual meeting, disapproval of which would prohibit the filing of the Company's annual financial statements in the Mercantile Registry of Seville.

Audit Committee

        The Audit Committee of Abengoa comprises the following four members plus the Secretary to the Audit Committee:

Name	Position
Mercedes Gracia Díez(1)	Chairman
José Borrell Fontellés(1)	Member
Antonio Fornieles Melero(1)	Member
Alicia Velarde Valiente(1)	Member
Daniel Alaminos Echarri	Secretary, Non-Member

(1)
Independent director

        The duties and functions of our Audit Committee include, among others, to report information on the annual financial statements, as well as on our quarterly and semiannual financial statements that must be presented to the regulatory or supervisory bodies of the securities markets on which the Company is listed. In addition, our Audit Committee proposes the appointment of the external independent auditors to the Board of Directors, and oversees our internal audit services, our financial information reporting process and our internal control systems. The Audit Committee meets as often as necessary in order to discharge its functions, and at least once every quarter.

        Mr. Alaminos, the Secretary to the Board of Directors of the Company, serves as Secretary to the Audit Committee in accordance with the Audit Committee Charter and is the Secretary of the Appointments and Remuneration Committee.

Appointments and Remuneration Committee

        The Appointments and Remuneration Committee of Abengoa comprises the following four members plus the Secretary to the Appointments and Remuneration Committee:

Name	Position
José Borrell Fontellés(1)	Chairman
Mercedes Gracia Díez(1)	Member
Antonio Fornieles Melero(1)	Member
Alicia Velarde Valiente(1)	Member
Juan Carlos Jiménez Lora	Secretary, Non-Member

(1)
Independent director

        The duties and functions of our Appointments and Remuneration Committee include, among others, the duty to propose the appointments of independent directors and inform our Board of Directors of appointments, re-elections, terminations and remuneration of the Board and its members, as well as upon general remuneration and incentives policy for the Board and senior management. The Appointments and Remuneration Committee meets as often as necessary in order to perform its functions, and at least once every six months.

Strategy and Technology Committee

        The Strategy and Technology Committee of Abengoa comprises the following four members plus the Secretary to the Strategy and Technology Committee:

Name	Position
José Borrell Fontellés(1)	Chairman
José Luis Aya Abaurre	Member
José Joaquín Abaurre Llorente	Member
Ricardo Martinez Rico(1)	Member
Juan Carlos Jiménez Lora	Secretary, Non-Member

(1)
Independent director

        The duties and functions of our Strategy and Technology Committee include, among others, analyzing basic matters relating to technology and strategy that can affect Abengoa, including the preparation or assignment of studies on products and services that constitute Abengoa's portfolio. The Committee also informs the Board of Directors, or its Chairman, about any of these matters that may relate to our strategic and technological development. The Strategy and Technology Committee meets as often as necessary in order to perform its functions.

Benefits upon Termination of Employment

        Neither we nor our subsidiaries maintain any directors' service contracts providing for benefits upon termination of service.

D.    Employees

        During 2014, 2013 and 2012, on a consolidated basis, the average number of employees was 27,181, 26,818 and 26,654, respectively, including locally hired staff in our foreign offices but excluding temporary employees. We believe our relations with our employees are good and we have not experienced any significant labor disputes or work stoppages. Certain businesses are participating in a series of share based incentive schemes for directors and employees. Such programs are linked to the achievement of certain agreed upon management objectives.

        The following tables show the average number of our full-time employees during 2014 on a consolidated basis broken down based on business segment and geographical location:

Employee Numbers by Segment Group	Average Number of Employees
Engineering and Construction	20,732
Concession-Type Infrastructure	454
Industrial Production	5,995

Total	27,181

Employee Numbers by Location	Average Number of Employees
Spain	6,740
North America	3,867
Europe (excluding Spain)	489
South America (excluding Brazil)	8,472
Brazil	6,067
Other regions	1,546

Total	27,181

E.     Share Ownership

        The following table shows the number of our Class A shares and Class B shares beneficially owned by our directors and senior management as of December 31, 2014:

Directors and senior management:	Number of Class A shares beneficially owned	Number of Class B shares beneficially owned
Felipe Benjumea Llorente(1)(3)	0	4,715,075
Manuel Sánchez Ortega	0	913,167
Antonio Fornieles Melero	0	0
José Joaquín Abaurre Llorente(3)	0	9,870
José Luis Aya Abaurre(3)	1,210	344,301
José Borrell Fontellés	0	471,695
María Teresa Benjumea Llorente(3)	12,390	49,560
Javier Benjumea Llorente(3)	3,888	15,552
Mercedes Gracia Díez	0	2,500
Ricardo Martínez Rico	0	2,565
Claudi Santiago Ponsa	200	800
Ignacio Solís Guardiola	17,000	68,000
Fernando Solís Martínez-Campos(2)	85,272	341,088
Carlos Sundheim Losada	0	247,118
Alicia Velarde Valiente	400	1,600
Ricardo Hausmann	0	0
Germán Bejarano García	0	0
Carlos Cosín Fernández	0	0
Armando Zuluaga Zilbermann	0	0
Santiago Seage Medela	0	135,000
Javier Garoz Neira	1,684	6,736
Alfonso González Domínguez	0	146,668
Juan Carlos Jiménez Lora	3,897	25,963
Miguel Ángel Jiménez-Velasco Mazarío	40	160
Luis Fernández Mateo	5,635	22,569
José Domínguez Abascal	6,000	36,000
Álvaro Polo Guerrero	12,100	48,400
Jesús Ángel García-Quilez Gómez	3,000	43,000
Daniel Alaminos Echarri	0	0
Luis Enrique Pizarro Maqueda	0	91,606
Enrique Borrajo Lovera	0	0
Enrique Aroca Moreno	0	0
Manuel Doblaré Castellano	0	0
Ignacio García Alvear	6,862	27,448

(1)
Held indirectly through Ardachon, S.L.

(2)
Of such 85,272 Class A shares and 341,088 Class B shares, 34,440 and 137,760, respectively, are held indirectly through Dehesa del Mesto, S.A.

(3)
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

        Our major shareholders as of December 31, 2014 are as follows:

Name:	Number of Class A shares beneficially held	Percentage of Class A shares issued	Number of Class B shares beneficially held	Percentage of Class B shares issued	Combined voting power
Inversión Corporativa IC, S.A.	44,082,885	52.32%	197,981,005	26.20%	50.178%
Finarpisa, S.A.(1)	5,465,183	6.49%	21,860,732	2.89%	6.192%

(1)
Finarpisa is a wholly owned subsidiary of Inversión Corporativa.

Shareholders in the United States

        Because some of our ordinary shares are held by brokers and other nominees, the number of shares held by and the number of beneficial holders with addresses in the United States is not fully ascertainable. As of December 31, 2014, to the best of an knowledge, there were holders of our Class A and Class B shares with addresses in the United States, whose shareholdings represented approximately 20.49% of our outstanding shares.

Control of the Company

        Inversión Corporativa IC, S.A. beneficially owns, either directly or indirectly through Finarpisa, S.A., as of December 31, 2014, 49,548,068 of our Class A shares and 219,841,737 of our Class B shares and 56.369% of the total combined voting power of our Class A shares and Class B shares outstanding (subject to its agreement entered into on August 27, 2012 with us not to exercise voting rights in excess of 55.93% of the voting power in the Company unless its economic rights in us exceed such amount).

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

B.    Related Party Transactions

        In the ordinary course of our business, we carry out transactions with related parties in accordance with established market practice and specific legal requirements. In particular, these related party transactions include the supply of business, administrative and financial services. All transactions between Abengoa, S.A. and our subsidiaries and related companies for the years ended December 31, 2014, 2013 and 2012 occurred within the ordinary course of our business.

        For a summary of our revenue and expenses and receivables and payables with related parties, please see Note 33 of our Consolidated Financial Statements.

        The account held by Abengoa with Inversión Corporativa I.C., S.A., as of the years ending 2014 and 2013 has a nil balance. Dividends distributed to related parties during 2014 amounted to €31,601 thousand (€17,212 thousand in 2013 and €17,212 thousand in 2012).

        During the last three years, the only transactions associated with related parties were the following:

  •
  On January 9, 2013, we entered into certain stock loan agreements with Inversión Corporativa IC, S.A. for a total amount of 11,047,468 Class B shares to facilitate stock borrow liquidity to investors in the 2019 Convertible Notes. This loan was cancelled on July 8, 2013. The total compensation that we paid to Inversión Corporativa IC, S.A. was fifty two thousand euros.

  •
  On February 27, 2013, we signed a service provision agreement between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola, which involved consideration of €72 thousand.

  •
  In 2014, a service provision agreement was entered by and between our subsidiary, Centro Tecnológico Palmas Altas, S.A., and Ms. Blanca de Porres Guardiola, which involved consideration of €72 thousand.

  •
  In 2014, a service provision agreement was signed by and among Equipo Económico, S.L. (a company related to one of our directors, Mr. Ricardo Martínez Rico) and Abengoa, S.A., Abengoa Concessions, S.L., Abeinsa Ingeniería y Construcción Industrial, S.A., which involved consideration of €355 thousand.

  •
  As indicated in Note 18.1 of our Consolidated Financial Statements, Inversión Corporativa IC, S.A. is Abengoa's main shareholder, and issues its own separate consolidated financial statements.

  •
  On June 13, 2014, we entered into a Right of First Offer Agreement with Abengoa Yield, as amended and restated on December 9, 2014, under which we, along with our affiliates, granted Abengoa Yield and its affiliates a right of first offer on any proposed sale, transfer or other disposition of any of our contracted renewable energy, conventional power, electric transmission or water assets that are in operation, and any other renewable energy, conventional power, electric transmission or water asset that is expected to generate contracted revenue and that we have transferred to an investment vehicle located in our certain geographies. The initial term of this agreement is five years from the date of consummation of Abengoa Yield's initial public offering. We will receive a fee equal to 1% of the equity purchase price of any assets acquired by Abengoa Yield as a result of this agreement.

  •
  On June 13, 2014, we entered in to an Executive Services Agreement with Abengoa Yield, under which some of our key executives will provide their services to Abengoa Yield while they remain our employees and continue to provide services to us. Abengoa Yield may terminate this agreement immediately upon notice on or after June 2015 without cause, or at any time upon 30 days' notice with cause. We are unable to unilaterally terminate this agreement. We receive consideration of $500 thousand per quarter under the agreement.

  •
  On June 13, 2014, we entered into a Financial Support Agreement with Abengoa Yield, under which (i) we have provided Abengoa Yield with a $50 million revolving credit line and (ii) we agreed to maintain any outstanding guarantees or letters of credit that were outstanding on the date of the consummation of Abengoa Yield's IPO. The term of this agreement is five years. If at any time we cease to own, either directly or indirectly, at least 20% of the outstanding shares of Abengoa Yield, we shall be entitled to terminate this agreement not earlier than June 13, 2017, upon 180 days' prior written notice.

  •
  On June 13, 2014, we entered into a Support Services Agreement with Abengoa Yield, under which we agreed to provide or arrange for other service providers to provide management and administration services to Abengoa Yield, excluding executive or senior management services. This agreement does not have a fixed term, however each party is able to terminate the agreement upon 180 days' prior written notice, subject to certain restrictions. We receive consideration of approximately $650 thousand per quarter, subject to certain adjustments.

  •
  On June 13, 2014, we entered into a Trademark License Agreement with Abengoa Yield, under which we granted Abengoa Yield a non-exclusive, royalty-free license to use the name "Abengoa" and the

    Abengoa logo, among other trademarks of ours, and the exclusive right to use the "Abengoa Yield" name and logo. We are entitled to terminate this agreement upon 90 days' prior written notice upon the occurrence of certain events. If at any time we cease to own, either directly or indirectly, at least 20% of the outstanding shares of Abengoa Yield, we shall be entitled to terminate this agreement two years thereafter upon written notice.

  •
  On September 22, 2014, we announced our entry into an asset transfer agreement with Abengoa Yield for the sale of Solacor 1/2 and PS10/20, concentrating solar power assets located in Spain with a combined capacity of 131 MW, and Cadonal, a 50 MW wind farm located in Uruguay, for a total purchase price of $312 million, subject to a put option right that allows Abengoa Yield to sell the asset back to us under certain circumstances. We closed the sale of Solacor 1/2 and PS10/20 on December 4, 2014 and we closed the sale of Cadonal on December 24, 2014.

  •
  On December 11, 2014, we and Abengoa Yield announced that we had entered into a call option agreement for the purchase by Abengoa Yield of up to $100 million in contracted assets at a 12% yield during the year 2015, subject to certain conditions.

  •
  On February 9, 2015, we announced our agreement entered into with Abengoa Yield for a second transfer of assets, including: ATN 2, a transmission power line in Peru (40% stake); Shams, a 100-MW solar power asset in the United Arab Emirates (20% stake); rights of usufruct over Helioenergy 1/2, a 100-MW solar power asset in Spain (29.6% stake); and Honaine and Skikda, two water desalination plants in Algeria with an aggregate capacity of 10.5 Mft3/day (25.5% and 34.17% stakes, respectively) for total proceeds of approximately $142 million. The sale of Honaine and Skikda was closed on February 15, 2015, while the acquisition of the remaining assets is still pending. Regarding Honaine and Skikda, we have entered into a two-year call and put option agreement with Abengoa Yield under which they have put option rights to require us to purchase back these assets at the same price paid by them and we have call option rights to require them to sell back these assets if certain indemnities and guarantees provided by us reach a certain threshold. In addition, discussions between us and Abengoa Yield have already commenced regarding a potential third dropdown for a total equity value in the range of $200 to $250 million. This potential third acquisition falls within the $100 million call option agreement announced between us and Abengoa Yield in December 2014 at a 12% yield. The third dropdown divestment is expected to close by the end of the year.

        See "Item 5.A—Operating Results—Factors Affecting the Comparability of Our Results of Operations."

        All related party transactions are, and were, subject to verification by our Audit Committee and the consideration paid for the different transactions was determined by third parties.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated statements and other financial information.

        We have included the Consolidated Financial Statements as part of this annual report. See Item 18, "Financial Statements."

Legal Proceedings

        We are involved in a number of legal, governmental, fiscal and arbitration proceedings and investigations in connection with our operations in the normal course of business. These may include actions by regulatory authorities, tax authorities, suppliers and customers, employment-related claims, contractual disputes, claims for personal injury or property damage that occur in connection with our products or services performed in relation to projects or construction sites, tax assessments, environmental claims and other matters. We establish reserves for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. As of December 31, 2014, we have established a reserve amounting to €33.0 million allocated to cover liabilities for litigation and other claims where Group companies are defendants. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings, we are not able to predict their ultimate outcomes, some of which may be unfavorable to us and, if so, such proceedings could adversely affect our financial position or results of operations.

        We have briefly summarized below the most significant of these proceedings.

  •
  In May 2000, Abengoa Puerto Rico S.E., a subsidiary of Abengoa, S.A, brought a lawsuit against the Electricity Power Authority (Autoridad de Energía Eléctrica, "AEE") of Puerto Rico and terminated the agreement that both parties had entered into in relation to an EPC project for the construction of an electricity power station in Puerto Rico. The referred lawsuit contained different claims such as, inter alia, withholding payments, defaulted invoices, loss of future profits, damages and several other costs, which tentatively amounted to $40 million. In response to the lawsuit brought by Abengoa Puerto Rico, S.E., the AEE brought a counterclaim premised upon unlawful termination and consequential damages relating to the agreement with Abengoa Puerto Rico, S.E. and, at the same time, brought an additional lawsuit for the same amount against Abengoa and its insurer, American International Insurance Co. of Puerto Rico. The amount claimed by the AEE is approximately $450 million.

  •
  In December 2011, two related arbitration proceedings before the International Court of Arbitration of the International Chamber of Commerce with seat in New York, United States were concluded in which our subsidiary ASA Bioenergy Holding A.G. ("ASA") filed various claims for certain breaches of contract by Mr. Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the "Adriano Defendants") relating to a share purchase agreement with respect to the shares of Adriano Ometto Participações Ltda. Both arbitration proceedings were decided in ASA's favor, in the approximate amounts of $13.0 million and $110.6 million, respectively. The awards are final and not subject to further appeal in the United States. We have started the necessary actions to recognize the awards in Brazil.

  •
  On April 29, 2013, the European Commission decided to initiate an inspection on us, along with all the companies directly or indirectly under our control, regarding our possible participation in anticompetitive agreements or actions which were allegedly aimed at manipulating the results of Platt's Market on Close ("MOC") price assessment as well as denying the access of one or more companies to participation in the MOC price assessment process. According to such European Commission's decision, the suspected anticompetitive conduct, agreements and/or mutually coordinated concrete actions have allegedly existed since 2002 and would likely involve various markets for which the Platts MOC process is used to report prices, including markets for biofuels. The investigation is still in a preliminary phase, and the European Commission has not initiated formal proceedings. We believe that we and the relevant companies within the Group have at all times complied with the applicable competition laws. We are actively cooperating with the European Commission in its investigation. Nevertheless, we cannot predict the final outcome of any judicial proceedings that could be instigated in relation to the subject matter of the investigation. Should the European Commission or any subsequent judicial proceedings find that the Group has participated in anticompetitive practices, it could potentially entail (i) the imposition of fines calculated on the basis of the revenue in the affected markets, which in no case, however, may exceed 10% of the Group's total revenue in the year immediately preceding the imposition of the fine; and (ii) the filing of civil law claims for losses and damages by injured third parties. The imposition of fines, the cost of losses and damages and the resulting negative publicity could have a material adverse effect on the business, financial condition and results of operations of the Group.

  •
  On February 11, 2010, a temporary joint venture (unión temporal de empresas, or "UTE") formed by our subsidiary, Befesa Construcción y Tecnología, S.A. and Construcciones Alpi, S.A., brought a lawsuit against the Comunidad de Regantes de las Marismas del Guadalquivir ("CRMG") regarding a project for the modernization of the Guadalquivir marshes irrigation area in Spain. The referred lawsuit contained different claims including, inter alia, unlawful termination of the contract by CRMG, penalties for delay, and a request to terminate the contract based on CRMG's breaches. The UTE requested a liquidation balance, which included unpaid construction and works certificates, amounting to €34.5 million and an additional €1.1 million based on different grounds. CRMG answered UTE's suit on November 4, 2010 and requested dismissal of UTE's claims. On December 12, 2014, our subsidiary, Abeinsa Infraestructuras Medio Ambiente, S.A. ("Abeinsa", formerly Befesa Construccion y Tecnología Ambiental, S.A.), was served with a counterclaim brought by the CRMG against the UTE and its current members (Abeinsa and Construcciones Alpi, S.A.) on the basis of the same dispute, project and factual issues of the aforementioned proceedings. CRMG is seeking €120.4 million in total damages, including approximately €14.9 million for damages related to poorly-executed work, extra costs, alleged damages, €120.7 million for loss of profits and €84.7 million in delay penalties. CRMG's lawsuit has been answered by the members of UTE.

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

        On February 20, 2014, a scrip dividend of €0.111 per Class A and Class B share, which represents a payout ratio of 90.3%, which is calculated as the total amount distributed as a dividend by the profit for the year attributed to the parent company for the year 2013, was approved by our General Shareholders' Meeting. The scrip dividend consisted of the assignment of free allotment rights with an irrevocable purchase commitment by us, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The total amount of the dividend in 2014 was €92 million, of which €39 million was paid in cash and the remainder in Class B shares.

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

ITEM 9.    THE OFFER AND LISTING.

A.    Offering and listing details.

        The following table sets forth, for the periods indicated, the high and low trading prices, and average daily trading volume for our ordinary shares since the year ended December 31, 2010, and for our Class A shares and Class B shares from October 25, 2012, on the Automated Quotation System of the Madrid and Barcelona stock exchanges, and for our American Depositary Shares representing our Class B shares ("ADSs"), with each ADS representing five Class B shares, from October 17, 2013 on the NASDAQ Global Select Market.

	Price per Share		Average Daily Trading (in number of shares or ADSs)
(Amounts in Euros for Class A and B Shares and U.S. Dollars for ADSs)	High	Low
2010	24.04	13.37	518,718
2011	24.00	14.80	584,219
2012
Class A shares	3.59	1.83	2,623,446
Class B shares	2.74	1.77	1,674,680
2013
Class A shares	3.59	1.83	2,623,446
Class B shares	2.74	1.77	1,674,680
ADSs (from October 17, 2013)	15,43	10.04	89,119
2012
First quarter	3.44	2.74	2,983,107
Second quarter	2.58	1.83	3,842,081
Third quarter	3.14	1.84	2,750,008
Fourth quarter
Class A shares	3.59	1.91	918,586
Class B shares	2.74	1.77	1,674,680
2013
First quarter
Class A shares	2.68	1.90	462,041
Class B shares	2.59	1.67	1,852,561
Second quarter
Class A shares	2.25	1.68	266,485
Class B shares	1.93	1.54	1,360,292
Third quarter
Class A shares	2.70	1.58	326,906
Class B shares	2.29	1.26	1,419,585
Fourth quarter
Class A shares	2.78	2.05	538,115
Class B shares	2.25	1.47	5,269,009
ADSs (from October 17, 2013)	15.43	10.04	89,119

	Price per Share		Average Daily Trading (in number of shares or ADSs)
(Amounts in Euros for Class A and B Shares and U.S. Dollars for ADSs)	High	Low
2014
First quarter
Class A shares	4.31	2.37	719,925
Class B shares	3.51	2.12	8,783,454
ADSs	24.44	14.42	13,707
Second quarter
Class A shares	4.96	3.55	993,567
Class B shares	4.30	2.86	10,912,392
ADSs	29.27	19.86	17,990
Third quarter
Class A shares	4.90	3.74	517,689
Class B shares	4.69	3.59	11,230,327
ADSs	30.16	23.73	12,481
Fourth quarter
Class A shares	4.30	1.92	977,007
Class B shares	4.05	1.50	24,612,592
ADSs	25.53	9.14	218,021
Most recent six months
September 2014
Class A shares	4.90	4.40	471,026
Class B shares	4.69	4.09	12,220,936
ADSs	30.16	26.21	19,003
October 2014
Class A shares	4.30	3.09	774,154
Class B shares	4.05	2.79	19,836,924
ADSs	25.53	17.97	38,777
November 2014
Class A shares	3.66	1.92	1,628,713
Class B shares	3.48	1.50	45,165,364
ADSs	22.03	9.14	591,515
December 2014
Class A shares	3.21	1.92	1,108,859
Class B shares	2.99	1.50	27,766,147
ADSs	18.82	9.14	328,800
January 2015
Class A shares	3.18	2.12	686,419
Class B shares	2.93	1.83	17,742,011
ADSs	16.76	10.88	69,931
February 2015 (through February 20, 2015)
Class A shares	3.25	2.87	454,152
Class B shares	3.05	2.57	14,907,660
ADSs	17.53	14.61	103,226

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our Class A shares and Class B shares are traded on the Madrid and Barcelona stock exchanges and traded through the Automated Quotation System of such stock exchanges under the symbols "ABG" and "ABG.P", respectively. American Depositary Shares representing our Class B shares are traded on the NASDAQ Global Select Market under the symbol "ABGB".

D.    Selling Shareholders

        Not applicable.

E.     Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION.

A.    Share capital

        Not applicable.

B.    Memorandum and Articles of Association

        The Company is currently in the process of amending its corporate governance regulations (bylaws, regulations of the general shareholders' meetings, regulations of the Board of Directors) in order to conform them with the new requirements set forth under Law 31/2014, of December 3, 2014, amending the Spanish Companies Act to improve corporate governance ("Law 31/2014").

Corporate Objectives

        Article 3 of Title one of our memorandum and articles of association sets out our objectives:

  •
  to engage in and carry on business in connection with projects for and the construction, manufacture, import-export, acquisition, repair, installation, assembly, contracting, sale and supply of all manner of electrical, electronic, mechanical and gas equipment or appliances for any application and all ancillary material used in this branch of industry, civil engineering works associated with such installations and ancillary material for all related businesses, including electricity generating power stations—nuclear, hydroelectric, thermal, solar and wind power plants and transformer and rectifier substations; design and manufacture of command and control consoles, low-, medium- and high-voltage cubicles, switchboards and equipment for nuclear power stations, bar conductors, rectifier equipment, motor control centers, low-voltage distribution boards, power boards and transformer centers; distribution networks, electrification of industrial facilities, mining installations and commercial and residential buildings, hydraulic pumping stations, water regulation and control systems, irrigation systems, water treatment systems; river management, water distribution operation; urban and industrial waste treatment, covering solid, liquid and gaseous waste, automatic hydrological information systems, seawater desalination plants, road tunnel ventilation and control systems, electrical, beacon, lighting and control installations at airports and ports, oil platform installations, heating and cooling systems, fire protection systems, studies and works for health service facilities, residential estates, urban landscaping and street furniture, industrial, artistic, monument, sports and street lighting, control and automation, security, manufacture, development, commercialization and maintenance of security equipment, particularly the installation and maintenance of physical, electronic, visual and acoustic devices or instruments for surveillance, monitoring and protection systems, especially with connection to alarm reception centers, consultancy, design, construction, maintenance and planning of security systems, naval electric power, traffic and road signs, power lines, electric traction, electrification and signaling for all types of railways, fixed installations for rolling stock, including railways and tracks, telephony, telematics, telecommunications and radio communications in general, computer hardware and software for all types of installations and buildings and for all types of applications and the maintenance, servicing and repair of such products.

  •
  to study, develop and execute all types of private and public civil engineering construction, rehabilitation, improvement and conservation works, including all manner of industrial construction works, civil engineering works, infrastructures, land urbanization and the construction of dwellings and buildings of all kinds.

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

        Under Spanish corporate law, shareholders of voting shares who voluntarily aggregate their shares so that the capital stock so aggregated is equal to or greater than the result of dividing the total capital stock by the number of directors have the right, provided there are vacancies on the Board of Directors, to appoint a corresponding proportion of the members of the Board of Directors (disregarding fractions). Shareholders who exercise this right (in person or by proxy) may not vote on the appointment of other directors.

        Vacancies occurring in the period between re-elections may be filled by any person appointed by the Board of Directors until the following annual general meeting is held. In case the general shareholders' meeting has already been called when the vacancy occurs, the director will remain in its position until the following general meeting after the general meeting that has been already called. A director appointed in the manner aforesaid shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last elected a director.

        Directors shall vacate their office on expiration of the appointment (when, having expired the period for which they were appointed, the general shareholders' meeting has already taken place or the period for celebration of the general shareholders' meeting deciding on the approval of the financial statements has already expired), death or resignation and by resolution of the general meeting in the case of incapacity or removal.

        In addition to compliance with all legal and statutory requirements as to eligibility, directors appointed to the Board shall also be solvent and possess the knowledge, standing, expertise and professional experience required to fulfill the duties of a director.

        In conducting the business of Abengoa, directors shall discharge their duties in good faith with no personal interest, with enough information and following a suitable decision-making process. Directors must adequately dedicate themselves to their office and have the right and the obligation to request from the Company any necessary information to discharge their duties. They may be held liable by Abengoa, the shareholders and third parties for damages when they act contrary to the provisions of the Spanish corporate law or the Bylaws.

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

        Likewise and by virtue of their office, directors are bound, among others and in particular, to:

  (a)
  Not to exercise their powers for purposes other than those for which they were granted;

  (b)
  Avoid conflicts of interest and report any potential conflicts to the Board of Directors, through the Secretary to the Board of Directors;

  (c)
  Refrain from holding offices in competing companies or in companies belonging to the group of a competitor of Abengoa. Therefore, directors shall not hold any office, either directly or through an intermediary, in rival companies or undertakings or in the groups of such companies or undertakings, nor shall they provide representation or consultation services to them unless the general shareholders' meeting authorizes them;

  (d)
  Refrain from using non-public information pertaining to Abengoa;

  (e)
  Refrain from making use of our assets and from using their position in Abengoa for personal gain without the corresponding consideration unless the general shareholders' meeting or, if applicable, the Board of Directors authorizes them, provided, however, that the independence of the members of the Board of Directors granting the authorization in respect of the affected director is duly guaranteed ensuring that the transaction is neutral for the wealth of the Company or, as the case may be, is carried out on an arm's length basis and with transparency in the process;

  (f)
  Refrain from using business opportunities for their own benefit unless the general shareholders' meeting or the Board of Directors authorizes them provided however that the independence of the members of the Board of Directors granting the authorization in respect of the affected director is duly guaranteed ensuring that the transaction is neutral for the wealth of the Company or, as the case may be, is carried out on an arm's length basis;

  (g)
  Refrain from participating in the deliberation and vote of resolutions in which they or a related party have a direct or indirect conflict of interest. However, directors will not be prevented from voting on proposals affecting them in their condition as directors such as their appointment or removal for positions on the Board of Directors or similar positions;

  (h)
  Inform the Board of Directors of any securities or derivatives they hold, whether directly or indirectly, in the Company;

  (i)
  Discharge their duties following principles of personal liability with freedom of criteria and independence from instructions of third parties;

  (j)
  Refrain from carrying out activities in their own name and behalf or in the name and on behalf of a third party, which may entail an effective competence, either actual or potential, with the Company or putting themselves in a permanent conflict of interest in any other way, unless the general shareholders' meeting expressly and separately authorizes them. However, such an authorization from the general shareholders' meeting can only be granted in case no damage is caused to the Company or if it is, such a damage is compensated by the benefits that the Company will obtain from such authorization; and

  (k)
  In general, avoid any conflict of interest with the Company and, in particular, situations reflected in article 229 of the Spanish Companies Act.

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

        Directors may take part in deliberations and votes relating to proposals affecting their condition as directors, such as their appointment or removal.

        Currently, the Board of Directors of Abengoa is composed of 16 directors.

        The Board of Directors shall meet when it is in the interest of Abengoa to do so, at the discretion of the chairman or the vice-chairman, as the case may be, at the request of one-third of its members or at the request of at least one independent director, at the registered office of the Company or elsewhere. It shall meet at least once every two months. Meetings shall be summoned by the secretary on the instructions of the chairman or the vice-chairman, as the case may be, or, in his absence or incapacity, on the instructions of the director taking his place, at the request of one-third of its members of at the request of the lead independent director. The notice, which shall state the agenda, place, day and hour of the meeting, shall be delivered to the members of the Board in writing no less than ten days prior to the meeting. However, notice requirements may be dispensed with if all the members of the Board are present or give their written consent to such a meeting. Decisions can be taken by voting in writing provided that all members so agree.

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

        The Board of Directors of Abengoa has made available, from the year 1998, the regulations that govern its operation and the operation of its Committees. The existence of regulations that govern the structure and functions of the general shareholders' meetings and the Board of Directors and its supervision and control is obligatory for all companies listed on a Spanish stock exchange.

Share Capital

        The Company's share capital is divided into three classes: Class A shares, Class B shares and Class C shares. As of December 31, 2014, we had 84,243,640 Class A shares outstanding, 755,526,080 Class B shares outstanding and no Class C shares outstanding.

Class A Shares

        Class A shares, with a par value of one (1) euro as endow their owners with the following rights established under Spanish law and in our Bylaws:

  Voting Rights.

        Each Class A share carries one hundred (100) voting rights.

  Pre-Emptive Rights and Rights to Free Assignment of New Shares.

        Except in the case of inexistence or exclusion of pre-emptive rights or of rights to free assignment or any similar pre-emptive rights, successive capital increases or successive issues of convertible or exchangeable bonds or any other security or instrument which could give rise to subscription for, conversion into, exchange for or acquisition of or in any other way grants the right to receive Company shares, shall be carried out by the Company with one of the following structures: (i) in the case of capital increases, the simultaneous issue of

Class A shares, Class B shares and Class C shares (if previously issued) in the proportion that the number of shares of each class bears to the total number of shares of all classes already issued into which our share capital is divided at the time of the issuance triggering such pre-emptive rights; or (ii) in the case of the issue of other securities which could give rise to subscription for, conversion into, exchange for or acquisition of or in any other way grants the right to receive Company shares, holders of Class A shares, Class B shares and Class C shares shall have pre-emptive rights to subscribe for such security in the proportion indicated under (i) above.

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

        It shall be the Board of Directors' duty, with express power of substitution in favor of the Chairman or the Chief Executive Officer, to determine the term, frequency and procedures to exercise the conversion right, including where appropriate, the assessment of the adequacy of the equivalent means of evidence referred to above, as well as any other aspects as may be necessary for the effective exercise of said right, all of which shall be duly reported through the disclosure of the relevant regulatory communication (hecho relevante).

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

        The credit agreements, indentures and other debt instruments governing our existing indebtedness contain restrictions on our ability to repurchase or redeem our outstanding shares. We may be required by our Bylaws to redeem the Class B shares (including any Class A shares converted into Class B shares pursuant to the terms thereof) even in circumstances where such payment would contravene covenants in our indebtedness, which could result in an acceleration of the related indebtedness.

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

        The Preferential Dividend in respect of Class C shares must be paid within nine months after the end of the fiscal year in respect of which it is due. Under our Bylaws, the aggregate amount of the Preferential Dividend paid on the outstanding Class C shares in respect of any fiscal year shall not exceed the sum of distributable profits earned by the Company in such fiscal year.

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

  Separate Voting in the Event of Modifications of the Bylaws or Agreements and Other Operations that May Negatively Affect Class C Shares

        Notwithstanding Article 103 of the Spanish Companies Act, the Bylaws or any resolution amendments that may directly or indirectly prejudice or adversely affect the pre-emptive rights or privileges of Class C shares (including any amendment of the provisions of the Bylaws relating to Class C shares or to any resolution that may prejudice or adversely affect Class C shares relative to the Class A shares and/or Class B shares or that may benefit or favorably affect Class A shares and/or Class B shares relative to Class C shares) shall require, in addition to being approved pursuant to the provisions of the Bylaws, the approval by holders of a majority of the then issued and outstanding Class C shares. By way of explanation but without limiting the generality of the foregoing, such separate class voting right shall apply to the following: (i) the elimination or modification of the principle of proportionality among the Class A shares, the Class B shares and the Class C shares relative to the total number of the Company's issued and outstanding shares in connection with the issuance of new shares or securities or instruments that may give rise to subscription for, conversion into, exchange for or acquisition of, or in any other way grants the right to receive, the Company's shares; (ii) the partial or total exclusion, applied in an unequal manner, of the pre-emptive and other analogous rights that may be attached under Spanish law and the Bylaws to Class A shares and/or Class B shares and Class C shares (as the case may be); (iii) the repurchase or acquisition of the Company's own shares in a manner that may affect Class A shares and/or Class B shares relative to Class C shares unequally, whether in the applicable terms and conditions, the purchase price or in any other manner, and which may exceed that which is produced under the framework of ordinary operation of treasury stock or which may give rise to amortization of shares or to the reduction of capital in an unequal manner for Class A shares, Class B shares or Class C shares (as the case may be); (iv) the approval of a structural modification to the Company that results in unequal treatment of Class A shares Class B shares (as the case may be) relative to Class C shares in any aspect; (v) the exclusion of the shares of the Company from trading on any secondary stock exchange or securities market except through the launching of a delisting tender offer that provides for the payment of the same consideration to holders of the Class A shares, Class B shares and Class C shares (as the case may be); and (vi) the issuance of any other class of preferred or privileged shares that may be created in the future.

        Notwithstanding the provisions of Article 293 of the Spanish Companies Act, any agreement by us to increase capital by any method and under any formula whatsoever entailing the first issue of Class C shares shall also require approval, in addition to the approval in compliance with the applicable law and the provisions of Article 30 of the Bylaws, of the majority of Class B shares then issued and outstanding.

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

Pre-emptive Rights

        Pursuant to the Spanish Companies Act, shareholders have pre-emptive rights to subscribe for any new shares, and bonds convertible into shares issued by Abengoa. However, the pre-emptive rights of holders of shares may not be available under special circumstances if they are excluded by a resolution passed at a general meeting in accordance with the Spanish Companies Act or by the Board of Directors pursuant to the authority to do so conferred to it by a shareholders' resolution in the best interest of the Company.

        Further, pre-emptive rights are not available in the event of an increase in capital in connection with (i) the conversion of convertible bonds into shares in accordance with their terms, (ii) a merger or a public exchange offer in which shares are issued as consideration; (iii) an acquisition of assets from another company in which shares are issued as consideration; or (iv) in the case of capital increases with non-monetary contributions or by way of capitalization of credits held vis à vis the Company.

        Pre-emptive rights are transferable on the same conditions as the shares from which they derive, may be traded on the Spanish Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

Shareholder Suits

        Shareholders holding at least 0.1% of the share capital stock of the Company may bring actions challenging resolutions adopted at general shareholders' meetings or by the Board of Directors. The venue for shareholder suits will be the court of the Company's corporate domicile.

        Under the Spanish Companies Act, directors are liable to the company and the shareholders and creditors of the company for acts and omissions contrary to Spanish law or the company's Bylaws and for failure to carry out the duties and obligations required of directors, provided that they acted intentionally or with negligence. Directors have such liability even if the transaction in connection with which the acts or omissions occurred is approved or ratified by the shareholders.

        The liability of the directors is joint and several, except to the extent any director can demonstrate that he or she did not participate in decision making relating to the transaction at issue, was unaware of its existence or being aware of it, did all that was possible to mitigate any damages or expressly disagreed with the decision making relating to the transaction.

        Directors' liability will also extend to de facto directors this meaning any person that in the normal course of a company's business discharges, without a valid title, the duties of directors as well as any such person under whose instructions the directors discharge their duties.

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

        The Annual General Shareholders' Meeting of Abengoa is held in Seville, during the first six months of each year on a date fixed by the Board of Directors. General shareholders' meetings may be called by the Board of Directors whenever deemed appropriate or, in accordance with the Spanish Companies Act, at the request of shareholders representing at least 3% of Abengoa's share capital or 3% of the voting shares. Notices of all general meetings are published in the Commercial Registry's Official Gazette (Boletín Oficial del Registro Mercantil) or in a local newspaper of wide circulation in Spain, on the CNMV's website (www.cnmv.es) and on the Company's website (www.abengoa.com) at least one month prior to the meeting. In accordance with the Spanish Companies Act, at ordinary general meetings, shareholders representing at least 3% of Abengoa's share capital or 3% of the voting shares have the right to request the publication of an amended notice including one or more additional agenda items provided, however, that such additional agenda items are duly justified or, as the case may be, accompanied by a duly justified resolution proposal . Shareholders representing at least 3% of Abengoa's share capital or 3% of the voting shares will also be entitled to make duly justified proposals of resolutions of items already included in the agenda or to be included in the agenda. However, dismissal of directors can be considered even if not included in the agenda of any general meeting.

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

        Any shareholder entitled to attend a general meeting shall have the right to be represented at the general meeting by any person. If the proxy holder is also a shareholder and eligible to attend the meeting in his own right, a private written instrument of proxy issued specifically for the relevant meeting should suffice to document the proxy.

        Legal persons, minors and persons under civil disqualification may be represented at meetings by their legal representatives, who shall present evidence of their powers of attorney to the chair of the general meeting.

        General Meetings shall be held in Seville on the day designated in the notice calling them. Sessions however may be extended during one or more consecutive days. Said extensions may be agreed upon request by the Board of Directors or by shareholders holding at least 25% of the equity present or represented at the relevant meeting or 25% of the voting shares.

        Action is taken at the Annual General Shareholders' Meeting on, among others, the following matters: the approval of the management of the Company by the directors during the previous fiscal year; the approval of the annual accounts from the previous fiscal year; and the application of the previous fiscal year's income or loss the acquisition, transfer or contribution to another company of essential assets of the Company and the approval of directors' remuneration policy.. All other matters can be considered at either the Annual General Shareholders' Meeting or an extraordinary general meeting if the matter is within the authority of the meeting and is included on the agenda.

        Shareholders representing 1% of the share capital or 1% of voting shares are entitled to request the presence of a Notary Public to record the minutes of the general meeting.

        Shareholders representing 3% of the share capital or 3% of the voting shares of the Company are entitled to call a General Meeting to resolve on a corporate action claiming liability against directors, and to bring, even in the absence of a resolution of the General Meeting or despite the existence of a contrary resolution of the General Meeting, a corporate action claiming liability of directors, as well as to challenge, settle or waive such action.

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

        Under the Spanish Companies Act, the rights of shareholders may only be changed by an amendment to the Bylaws that complies with the quorum requirements explained below, plus the affirmative vote of the majority of the shares of the class that will be affected by the amendment. As noted above, holders of Class B shares and holders of Class C shares (if any) are entitled to vote as separate classes in the event of any modification of the Bylaws or resolution for transaction that may adversely affect such Class B and Class C shares.

        However, certain resolutions, specifically those relating to the issue of bonds, the increase or reduction of capital, a change of corporate form, the merger, demerger, global assignment of assets and liabilities, cancellation or restriction of pre-emptive rights, or the transfer of the registered office abroad of Abengoa and, in general, any amendment to the Bylaws, can only be taken at General Shareholders' Meetings when the holders of at least 50% of the issued voting share capital are present in person or by proxy at first call. In this case, the resolution may be adopted by an absolute majority.

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

        A resolution passed in a shareholders' meeting is binding on to all shareholders, unless such resolution is: (i) contrary to Spanish law or our Bylaws; or (ii) prejudicial to our interests and beneficial to one or more shareholders or third parties. In the case of resolutions contrary to Spanish law, the right to contest is extended to all shareholders holding at least 0.1% of the share capital, directors and interested third parties. In the case of resolutions prejudicial to our interests, prejudicial to the interests of minority shareholders without justification or contrary to our Bylaws, such right is extended to shareholders who attended the shareholders' meeting and recorded their opposition in the minutes of the meeting, to shareholders who were absent and to those unlawfully prevented from casting their vote as well as to members of the Board of Directors. In certain circumstances (such as a modification of corporate purpose or change of the corporate form, transfer of domicile to a foreign country, intra-European Union merger with transfer of domicile to another European Union country or incorporation of a limited liability European holding company if the dissenting shareholder is a partner of the promoter companies), Spanish corporate law gives dissenting or absent shareholders the right to withdraw from the Company. If this right were exercised, we would be obliged to purchase the relevant shareholding(s) at prices determined in accordance with established formula or criteria relating to the average price of the shares within certain periods of time.

        The regulations that govern the general meeting were approved by resolution of the Board of Directors on February 24, 2003 and by resolution of the general meeting of shareholders on June 29, 2003, and were amended by resolution of the Extraordinary General Shareholders Meeting on September 30, 2012. The existence of such regulations is obligatory for all corporations listed on a Spanish stock exchange following the adoption of Law 26/2003. However, these regulations are in the process of being amended to adapt them to Law 31/2014 and such amendment will be proposed for approval in the following general shareholders' meeting to be held in the first half of 2015.

Restrictions on Investments in Spanish Companies

        The Madrid and Barcelona stock exchanges and other securities markets are open to foreign investors.

        Under Abengoa's Bylaws, all the shares forming part of the share capital of the Company are transferable to foreign investors, provided all statutory and legal requirements are met.

        Pursuant to Law 18/1992, of July 1, and Royal Decree 664/1999, of April 23, foreign investors may freely invest in shares of Spanish companies (as well as transfer invested capital, capital gains and dividends out of Spain without limitation, subject to applicable taxes and exchange controls) and need only notify the Spanish Ministry of Economy of their investment after it has been made and for administrative, economic and statistical purposes, for the purposes of its registration with the Spanish Registry of Foreign Investments. The shares underlying the ADSs are so registered.

        In addition, if a foreign investor is an individual or entity resident in designated tax havens, this investor is also required to file a prior notification of investment with the Spanish Ministry of Economy as well as after consummating the transaction. This prior notification is not necessary when the investment is made in transferable securities (whether or not trading on the official secondary market) or when the foreign holding in the Spanish target company does not exceed 50%.

        Law 19/2003 of July 4, which has as its purpose the establishment of a regulatory regime relating to capital flows to and from legal or natural persons abroad and the prevention of money laundering, generally provides for the liberalization of the regulatory environment with respect to acts, businesses, transactions and other operations between Spanish residents and non-residents of Spain in respect of which charges or payments abroad will occur, as well as money transfers, variations in accounts or financial debit or credits abroad. These operations must be reported to the Ministry of the Economy and the Bank of Spain only for informational and statistical purposes.

        The most important developments resulting from Law 19/2003 are the obligations on financial intermediaries to provide to the Spanish Ministry of Economy and the Bank of Spain information corresponding to client transactions.

Tender Offers

        In Spain, tender offers are governed by the Spanish Securities Act, as amended by Law 6/2007 of April 12, and Royal Decree 1066/2007, of July 27, which have implemented Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004.

        Tender offers in Spain may qualify as either mandatory or voluntary offers.

        Mandatory public tender offers must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) directed to all holders at an equitable price when any person acquires control of a Spanish company listed on the Spanish stock exchanges, whether such control is obtained:

  •
  by means of the acquisition of shares or other securities that directly or indirectly give voting rights in such company;

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

        A person is deemed to have obtained the control of a target company, individually or jointly with concerted parties, whenever:

  •
  it acquires directly or indirectly a percentage of voting rights equal to or greater than 30%; or

  •
  it has acquired a percentage of less than 30% of the voting rights and appoints, in the 24 months following the date of acquisition of said percentage, a number of directors that, together with those already appointed, by such person if any, represent more than one half of the members of the target company's Board of Directors. Regulations also set forth certain situations where directors are deemed to have been appointed by the bidder or persons acting in concert therewith unless evidence to the contrary is provided.

        Notwithstanding the above, Spanish regulations establish certain exceptional situations where control is obtained but no mandatory tender offer is required, including, among others:

  •
  subject to the CNMV's approval:

  •
  acquisitions or other transactions resulting from the conversion or capitalization of credits into shares of listed companies, the financial feasibility of which is subject to serious and imminent danger, even if the company is not undergoing bankruptcy proceedings, provided that such transactions are intended to ensure the company's financial recovery in the long term; or

  •
  in the event of a merger, provided that those acquiring control did not vote in favor of the merger at the relevant general meeting of shareholders of the offeree company and provided also that it can be shown that the primary purpose of the transaction is not the takeover but an industrial or corporate purpose; and

  •
  when control has been obtained after a voluntary bid for all of the securities, if either the bid has been made at an equitable price or has been accepted by holders of securities representing at least 50% of the voting rights to which the bid was directed.

        For the purposes of calculating the percentages of voting rights acquired, the regulations establish the following rules:

  •
  percentages of voting rights corresponding to (i) companies belonging to the same group as the bidder; (ii) members of the Board of Directors of the bidder or of companies of its group; (iii) persons acting in concert with or for the account of the bidder (a concert party shall be deemed to exist when two or more persons collaborate under an agreement, be it express or implied, oral or written, in order to obtain control of the offeree company); (iv) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights, in the absence of specific instructions with respect thereto; and (v) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder (including the voting rights attaching to shares that constitute the underlying asset or the subject matter of financial contracts or swaps when such contracts or swaps cover, in whole or in part, against the risks inherent in ownership of the securities and have, as a result, an effect similar to that of holding shares through a nominee);

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

  •
  there will be no obligation to launch a tender offer when the acquisitions or transactions entail a mere redistribution of voting rights when they remain under control of the same person.

        Notwithstanding the foregoing, upon the terms established in the regulations, the CNMV will conditionally dispense with the obligation to launch a mandatory bid when another person or entity, individually or jointly in concert, directly or indirectly holds an equal or greater voting percentage than the potential bidder in the target company.

        The price of the mandatory tender offer is deemed equitable when it is at least equal to the highest price paid or agreed by the bidder or by any person acting in concert therewith for the same securities during the 12 months prior to the announcement of the tender offer. When the mandatory tender offer must be made without the bidder having previously acquired the shares over the above-mentioned 12-month period, the equitable price shall not be less than the price calculated in accordance with other rules set forth in the regulations. Other rules to calculate such equitable price are set forth in the regulations. However, the CNMV may change the price so calculated in certain circumstances (extraordinary events affecting the price, evidence of market manipulation, etc.).

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

        The individual or legal entity obliged to carry out the notification must serve it by means of the standard form approved by the CNMV within four business days from the date on which the transaction is or should have been acknowledged (Royal Decree 1362/2007 deems a transaction to be acknowledged within two business days from the date on which such transaction is entered into).

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

        Upon request by the interested parties of such agreements, the CNMV may temporarily waive the requirement to report, deposit and publish the relevant agreement when such disclosure may adversely affect the company.

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

        Inversión Corporativa and Finarpisa, S.A. jointly and severally have undertaken, subject to the terms and conditions stated in the Investment Agreement, as applicable:

  (i)
  through their respective dominical directors ("consejeros dominicales") at the Board of Directors of Abengoa to vote in favor of (x) the appointment to such Board of the Investor's nominee for the Director designated by the Investor pursuant to the cooptación procedure provided under the Spanish Companies Act, and (y) the proposal to recommend to Abengoa's shareholders the election of any replacement director designated by the Investor to the Board of Directors at Abengoa's annual general meeting of shareholders;

  (ii)
  to vote, at the corresponding annual general meeting of shareholders of Abengoa, in favor of the appointment of the Investor's nominee for the Designated Investor Director to be appointed to the Board of Directors; and

  (iii)
  so long as the Investor or any of its permitted transferees owns any Class B shares or any other security convertible into, or exchangeable for, Class B shares issued pursuant to the Investment Agreement or any other transaction document, not to propose, or request to the Board of Directors to recommend, to the shareholders any amendment to the Abengoa's organizational documents that would adversely modify the equal rights of Class B shares and Class A shares in relation to dividends or other distributions as currently set forth in the organizational documents and, if proposed by any shareholder or by the Board of Directors, to vote against such amendment.

Shareholders Agreement between Inversión Corporativa IC, S.A., and Abengoa, S.A.

        Inversión Corporativa IC, S.A. has entered into a shareholders' agreement with Abengoa, whereby the first undertakes, directly or indirectly through its subsidiary Finarpisa S.A., among other things, (i) to exercise their voting rights up to a maximum of 56.369% of the total voting rights in the Company in the event that, as a result of the exercise of the right of holders of Class A shares to convert such shares into Class B shares, the total percentage of voting rights it holds increases in relation to the total voting rights in the Company, and (ii) that their voting rights shall not be higher than four times their economic rights from the total rights of the Company and that, if so occurred, it will sell or transfer Class A shares or Class B shares in the amount required to maintain that ratio.

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

        In addition, this summary does not address all the Spanish tax consequences that may apply to holders that are subject to special tax rules, such as "look through" entities (such as trusts or estates) that may be subject to the tax regime applicable to such non Spanish tax resident entities under the Spanish NRIT.

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

        U.S. Holder of Class B shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of Class B shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

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

Spanish Tax Considerations

        This information has been prepared in accordance with the following Spanish tax legislation in force at the date of this annual report, including the Royal Legislative Decree 5/2004, of March 5, promulgating the Consolidated Text of the NRIT Law along with Law 19/1991, dated June 6, 1991 on Wealth Tax, as amended by Law 4/2008, of December 23, which abolishes Wealth Tax, provides for a monthly Value Added Tax refund system and introduces other amendments to Spanish legislation and by Royal Decree law 13/2011, of September 16, and the Law 36/2014, of December 26, which reestablish temporarily Wealth Tax, and Royal Decree 1776/2004, of July 30, promulgating the NRIT Regulations and Law 29/1987, of December 18, on Inheritance and Gift Tax.

        The acquisition and transfer of the Class B shares will be exempt from indirect taxes in Spain, i.e., exempt from Transfer Tax and Stamp Duty, and exempt from Value Added Tax, in accordance with article 108 of the Spanish Securities Act and related regulations.

Spanish tax considerations concerning the Class B shares and ADSs

        Ownership of the Class B shares or ADSs by U.S. Holders will not in itself create the existence of a permanent establishment in Spain.

Taxation of dividends

        Under Spanish law, dividends paid by Abengoa to U.S. Holders of Class B shares or ADSs are subject to Spanish NRIT, withheld at source on the gross amount of dividends, currently at a 20% (19% in 2016 onwards) tax rate. For these purposes, upon distribution of the dividend, Abengoa or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the current withholding tax rate of 20%).

        If the depositary (as defined for Spanish law purposes) of the U.S. Holder is resident, domiciled or represented in Spain and it provides timely evidence (i.e. a certificate from the U.S. Internal Revenue Service ("IRS") stating that, to the best knowledge of the IRS, the U.S. Holder is resident of the United States within the meaning of the Treaty and entitled to its benefits (currently, IRS Form 6166)) of the U.S. Holder's right to obtain the Treaty- reduced rate (currently 15%), it will immediately receive the excess amount withheld. For these purposes, the relevant certificate of residence must be provided before the tenth day following the end of the month in which the dividends were paid. The tax residence certificate is valid only for a period of one year from the date of issuance.

        If the certificate referred to in the above paragraph is not provided within said term but you qualify for the reduced tax rate provided for in the Treaty, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty from the Spanish tax authorities following the refund procedure described below under "—Spanish refund procedure".

  Spanish refund procedure

        According to Spanish Regulations on NRIT (Royal Decree 1776/2004, dated July 30, and an Order dated December 17, 2010), a refund for the amount withheld in excess of the Treaty reduced rate can be obtained from the relevant Spanish tax authorities.

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

Taxation of capital gains

        The rate applicable to capital gains derived from the transfer of Class B shares or ADSs of U.S. Holders is currently 20% (moving to 19% in 2016 onwards) under Spanish law.

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

Wealth Tax

        In accordance with Royal Decree Law 13/2011, dated September 16, 2011 (as amended by Law 36/2014 dated December 26, 2014) and Law 19/1991, dated June 6, 1991, U.S. tax resident individuals who held Class B shares or ADSs on December 31, 2013 are subject to Spanish Wealth Tax (Impuesto sobre el Patrimonio) at a rate varying from 0.2% and 2.5% of the average market value of Class B shares or ADSs during the last quarter of the year.

        U.S. Holders that are entities are not subject to Wealth Tax.

        Notwithstanding the foregoing, Spanish Regulations on Wealth Tax provides for an exemption of first €700,000 of taxable base.

        As of January 1, 2016 a 100% tax allowance has been approved by Law 36/2014 dated December 26, 2014. Therefore, in practice no taxation will derive from this tax.

        U.S. Holders who are individuals holding Class B shares or ADSs should consult their own tax advisors with respect to the applicability of the Spanish Wealth Tax.

Inheritance and Gift Tax

        Transfers of Class B shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), regardless of the residence of the heir or beneficiary. The effective tax rate, after applying relevant personal, family and wealth factors ranges from between 0% and 81.6%. While inheritance and gift taxes are generally state taxes, certain autonomous communities have the right to establish their own tax rates and deductions and to control the management and settlement of such taxes.

        Gifts granted to corporations non-resident in Spain for tax purposes are subject to NRIT currently at a 20% (19% in 2016 onwards) tax rate on the fair market value of the Class B shares or ADSs. If the donee is a United States tax resident corporation, the exemptions available under the Treaty will be applicable.

        U.S. Holders holding Class B shares or ADSs should consult their own tax advisors with respect to the specific Spanish tax consequences of the disposition or acquisition of our Class B shares or ADSs by gift or bequest upon death.

U.S. Federal Income Tax Considerations

Taxation of dividends from the Class B shares or ADSs

        Distributions received by a U.S. Holder on Class B shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of Class B shares to all shareholders (including ADS holders), will constitute foreign-source dividend income to the extent paid out of Abengoa's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Abengoa does not maintain calculations of its earnings and profits under U.S. federal income tax principles it is expected that distributions will be reported to U.S. Holders as dividends. The amount of the dividend a U.S. Holder will be required to include in income will equal the U.S. Dollar value of the euros received, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of Class B shares), regardless of whether the payment is converted into U.S. Dollars on the date of receipt. If the dividend is converted to U.S. Dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. Dollars after the date of its receipt. If a U.S. Holder realizes gain or loss on a sale or other disposition of euros, it will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Abengoa. Subject to certain exceptions for short-term and hedged positions and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. Dollar amount of dividends received by certain non-corporate U.S. Holders of Class B shares or ADSs will be subject to taxation at rates lower than those applicable to other ordinary income if the dividends are "qualified dividends." Distributions received by a U.S. Holder on Class B shares or ADSs will be qualified dividends if (i) Abengoa is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for purposes of the qualified dividend rules and (ii) Abengoa was not, for the year prior to the year in which the dividends are paid, and is not, for the year in which the dividends are paid, a PFIC. Abengoa expects to be eligible for the benefits of the comprehensive income tax treaty between the United States and Spain, which has been approved by the IRS for the purposes of the qualified dividend rules. Further, Abengoa believes that it was not a PFIC for U.S. federal income tax purposes with respect to its most recent taxable year, it does not expect to be a PFIC for its current taxable year, and it does not anticipate becoming a PFIC in the foreseeable future. See "—Passive foreign investment company rules" below. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Taxation upon sale or other disposition of Class B shares or ADSs

        A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of Class B shares or ADSs, which will be long- term capital gain or loss if the U.S. Holder has held such Class B shares or ADSs for more than one year. The amount of the U.S. Holder's gain or loss will be equal to the difference between such U.S. Holder's tax basis in the Class B shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition, in each case as determined in U.S. Dollars. Net long-term capital gain recognized by certain non-corporate U.S. Holders will be taxed at a lower rate than the rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

        As discussed under "—Spanish Tax Considerations—Spanish tax considerations concerning the Class B shares and ADSs—Taxation of capital gains" above, gain realized by a U.S. Holder on the sale or other disposition of Class B shares or ADSs will be exempt from Spanish tax on capital gains under the Treaty, after the coming into force of the 2013 Protocol, and under certain circumstances prior to the coming into force of the 2013 Protocol. If a U.S. Holder is eligible for the exemption from Spanish tax on capital gains but does not follow appropriate procedures for obtaining the exemption, it will not be entitled to credit the amount of Spanish tax on capital gains paid against its U.S. federal income tax liability.

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

Medicare Tax

        Certain U.S. Holders, including individuals, estates and certain trusts, are subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) "net investment income" or (ii) the excess of modified adjusted gross income over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" includes the taxpayer's gross investment income reduced by deductions that are allocable to such income. Potential investors should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of Class B shares or ADSs.

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

        You can also obtain copies of this annual report on Form 20-F by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Additionally, copies of this material may be obtained from the SEC's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800- SEC-0330.

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

Market Risk

        We are exposed to market risk, such as movement in foreign exchange rates, interest rates, changes in the prices of assets and commodities purchased (principally zinc, aluminium, grain, ethanol, sugar and gas). All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use a series of forward sale contracts, swaps and options on exchange rates, interest rates and raw materials. None of the derivative contracts signed has an unlimited lose exposure.

Foreign Exchange Rate Risk

        Foreign exchange risks arise (i) from commercial transactions to be settled in the future, for which assets and liabilities are not denominated in the functional currency of the entity and (ii) from financial liabilities denominated in a different currency from the functional currency of the subsidiary.

        Risks from commercial transactions:    To manage foreign exchange risks arising from commercial transactions, we purchase forward purchase/sale contracts. Such contracts provide protection related to the fair value of future cash flow. Most projected transactions which are not denominated in our functional currency qualify as highly probable forecast transactions for hedge accounting purposes. The main exchange rate exposures relate to the U.S. Dollar and the euro. Our foreign exchange risks mainly relate to our operations in connection with purchases and sales in a currency other than the functional currency, mostly affecting the U.S. Dollar against the euro. These purchases and sales, other than in the functional currency, are hedged through our purchase of future currency sale/purchase contracts. Specifically, an appreciation of the U.S. Dollar against the euro would result in a decrease/increase of our purchase costs/sale price in the profit and loss account, which would be compensated by the derivatives purchased, to the extent that the transactions have been hedged. We would recognize a net gain or loss in the income statement from the net assets or liabilities that remain unhedged.

        The total notional amount of the financial instruments relating to amounts receivable and payable outstanding in foreign currencies for each of the years ended December 31, 2014, 2013 and 2012 was as follows:

	Collections Hedging			Payments Hedging
Exchange Rate	2014	2013	2012	2014	2013	2012
	(€ in thousands)
Krona (Sweden	—	—	—	3,737	1,653	880
Dirhams (UAE)	8,754	13,222	15,344	8,161	7,683	7,325
Dirhams (Morocco)	—	533	—	—	—	6
Dollar (Australia)	—	—	—	194	1,939	29
Dollar (Canada)	—	—	—	—	—	144
Dollar (USA)	105,804	328,421	76,765	473,218	226,943	209,104
Euro	—	—	20,093	—	4,978	50,480
Shilling (Kenya)	5,944	—	—	1,963	—	—
Franc (Switzerland)	—	—	—	2,495	—	2,881
Pound Sterling (UK)	—	—	—	24	68	32
Mexican Peso (Mexico)	7	—	98	15	8	10
Yen (Japan)	12	—	—	31	15	—
Rand (South Africa)	—	—	52,094	—	—	10,707
Rupee (Indian)	—	—	—	183	—	—
Shekel (Israel)	—	—	—	5,330	—	—
Peso (Uruguay)	244	—	—	—	—	—
Zloty (Poland)	83,308	137,363	199,081	27,594	65,647	76,928
Total	204,073	479,539	363,475	522,762	308,934	358,526

        At the end of 2014, the fair value of the exchange rate derivatives was:

	Collections Hedging 2014	Collections Hedging 2013	Collections Hedging 2012	Payments Hedging 2014	Payments Hedging 2013	Payments Hedging 2012
	(€ in thousands)
Exchange Rate
Krona (Sweden)	—	—	—	(254)	2	(6)
Dirhams (UAE)	(677)	430	167	639	(289)	(148)
Dirhams (Morocco)	—	4	—	—	—	—
Dollar (Australia)	—	—	—	1	(102)	(1)
Dollar (Canada)	—	—	—	—	—	8
Dollar (USA)	(3,746)	12,499	307	2,915	(14,378)	(6,714)
Euro	—	—	551	—	1	(936)
Shilling (Kenya)	(88)	—	—	(2)	—	—
Franc (Switzerland)	—	—	—	27	—	17
Pound Sterling (UK)	—	—	—	—	2	—
Peso (Mexico)	—	—	—	(1)	—	—
Yen (Japan)	1	—	—	(2)	(1)	—
Shekel (Israel)	—	—	—	105	—	—
Peso (Uruguay)	(13)	—	—	—	—	—
Rand (South Africa)	—	—	(1,029)	—	—	179
Zloty (Poland)	(7,176)	(8,555)	(18,267)	1,125	2,896	8,267
Total	(11,699)	4,378	(18,271)	4,553	(11,869)	666

        In the event that the exchange rate of the U.S. Dollar had risen (/decreased) by 10% against the euro on December 31, 2014, with the rest of the variables remaining constant, the effect in the profit and loss accounts would have been a decrease in profit (/loss) of €1.1 million, mainly due to our U.S. Dollar unhedged net liability position in companies with euro functional currency and an increase in other reserves of €36.3 million, respectively, as a result of the cash flow hedging effects on highly probable future transactions.

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

  a)
  Corporate financing: between 78% and 100% of the notional amount, with maturities up to 2022 and average guaranteed interest rates of between 0.5% and 4.75% for loans referenced to the 1-month, 3-month and 6-month EURIBOR rates; and

  b)
  Project Debt:

  1)
  Project Debt in euro: between 80% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 0.55% and 4.88%; and

  2)
  Project Debt in U.S. Dollars: between 75% and 100% of the notional amount, maturities until 2032 average guaranteed interest rates of between 0.59% and 3.54%.

        In connection with our interest rate derivative positions, the most significant impact on our Consolidated Financial Statements are derived from the changes in EURIBOR, which represents the reference interest rate for the majority of our corporate and Project Debt.

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

        In the event that EURIBOR interest rates had risen by 25 basis points on December 31, 2014, with the rest of the variables remaining constant, the effect in the income statement would have been a profit of €9.18 million, mainly due to the fair value increase due to the time value of the interest rate options (caps and collars) designated as hedges and an increase of €35.59 million in other reserves as a result of the fair value increase of interest rate swaps, caps and collars designated as hedges.

Commodity Risk

        The risk of commodity price changes through both the sale of products and services as well as the purchase of commodities for production processes. In general, we use forward purchase contracts and options that are listed on organized markets, as well as over-the-counter ("OTC") contracts with financial institutions, to mitigate the risk of market price fluctuations.

        The most significant impacts on our Consolidated Financial Statements derived from commodity risks are related to the price and supply of grains such as wheat, barley, corn and sorghum, sugar, ethanol, gas and aluminium. Prior to the Befesa Sale, our commodity risks also included the prices of zinc and steel.

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

        Gas hedging strategies are carried out together with other commodities, as described above, in order to manage our exposure to changes in energy prices. Therefore, depending on forward production sales and on the types of contracts, we may hedge the cost of our natural gas consumption. These hedging transactions are usually OTC natural gas swaps that are only traded with investment-grade counterparties and are recorded as financial derivatives for cash flow hedging. As of December 31, 2014, we have only traded natural gas hedging swaps in the United States, and have no hedging in place in Europe, although our ethanol sale contracts with Repsol YPF, S.A. ("Repsol") enable us to pass on this cost. We do not have any energy contracts that could generate material losses to our Consolidated Financial Statements if the corresponding energy prices were to decrease.

        In addition, certain of our subsidiaries have engaged in purchase and sale transactions in the grain and ethanol markets, in accordance with management trading policy. These operations reflect the implementation of management- approved strategies for the purchase and sale of forward and swap contracts, mainly for grain and ethanol, which are controlled and reported on daily following the procedures established under our trading policy. As a risk- mitigation element, we set daily limits or "stop losses" for each strategy and, depending on the market in which we are operating, the financial instruments purchased and the risks defined in the transaction.

        In relation to the cost of aluminium, which is purchased and then sold, an increase in the price of aluminium would result in an increase in both our cost (from the purchase transactions) and our revenue (from sale transactions) resulting in a natural hedge.

        The table below shows a breakdown of the maturities of notional amounts for the commodity price derivatives designated as cash flow hedges for each of the years ended December 31, 2014, 2013 and 2012, including zinc and aluminium derivatives obtained prior to the completion of the Befesa Sale:

2014	Ethanol	Gas	Grain	Zinc	Aluminium
	(Gallons)	(MMBTU)	(Bushels)	(Tons)	(Tons)
Year 2015	50,610,000	2,015,989	104,750,000		115,522
Subsequent	—	—	—	—	—

Total	50,610,000	2,015,989	104,750,000	—	115,522

2013	Ethanol	Gas	Grain	Zinc	Aluminium
	(Gallons)	(MMBTU)	(Bushels)	(Tons)	(Tons)
Year 2014	94,752,000	2,814,591	41,735,000	—	120,642
Subsequent	—	—	—	—	—

Total	94,752,000	2,814,591	41,735,000	—	120,642

2012	Ethanol	Gas	Grain	Zinc	Aluminium
	(Gallons)	(MMBTU)	(Bushels)	(Tons)	(Tons)
Year 2013	14,987,300	5,202,000	32,090,000	67,920	800
Subsequent	—	—	—	36,000	—

Total	14,987,300	5,202,000	32,090,000	103,920	800

        The table below shows a breakdown of the maturities of the fair value of commodity price derivatives designated as cash flow hedges at the years ended December 31, 2014, 2013 and 2012, including zinc and aluminium derivatives obtained prior to the completion of the Befesa Sale:

2014	Ethanol	Gas	Grain	Zinc	Aluminium
	(€ in thousands)
Year 2015	(2,733)	(1,386)	10,364	—	(29,418)
Following	—	—	—	—	—

Total	(2,733)	(1,386)	10,364	—	(29,418)

2013	Ethanol	Gas	Grain	Zinc	Aluminium
	(€ in thousands)
Year 2014	4,587	755	2,715	—	(14,759)
Following	—	—	—	—	—

Total	4,587	755	2,715	—	(14,759)

2012	Ethanol	Gas	Grain	Zinc	Aluminium
	(€ in thousands)
Year 2013	(387)	(369)	(368)	6,818	135
Following	—	—	—	(4,164)	—

Total	(387)	(369)	(368)	2,654	135

        There were no commodity price derivatives not designated as hedges as of December 31, 2014, 2013 and 2012.

        At December 31, 2014, if the price of grain had increased by 10%, with all other variables remaining constant, the effect in the consolidated income statement would have been null and an increase in other reserves of €49,086 thousand due to open derivative contracts primarily grain purchases held by the Group.

        At December 31, 2014, if the price of ethanol had increased by 10%, with all other variables remaining constant, the effect in the consolidated income statement would have been null and an increase in other reserves of €8,673 thousand due to open derivative contracts primarily ethanol purchases held by the Group.

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

        The following table shows the maturity detail of trade receivables for each of the years ended December 31, 2014, 2013 and 2012:

	Balance as of December 31,
	2014	2013	2012
	(€ in thousands)
Maturity
Up to 3 months	405,137	409,744	941,048
Between 3 and 6 months	50,928	43,305	49,271
Over 6 months	136,563	113,881	74,519

Total	592,628	566,930	1,064,838

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

        During 2013 and 2014, we covered our financing needs through the following financial transactions:

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

  •
  During 2014, we refinanced the syndicated loans whereupon Abengoa, S.A. signed a long term revolving financing agreement, as well as new financing transactions in subsidiaries which have the support of export credit agencies. See Note 20.2 of our Consolidated Financial Statements for further details.

  •
  Initial public offering of Abengoa Yield in June 2014. This company completed the capital increase for a total amount of €611 million. See Note 6.2 of our Consolidated Financial Statements for further details.

  •
  The financial closing of some project finance during 2014. See Note 19 of our Consolidated Financial Statements for further details).

  •
  During 2014, ordinary notes were issued for a total equivalent amount of €1,000 million. See Notes 19 and 20 of our Consolidated Financial Statements for further details.

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

        The leverage objective of the activities of the Company is not measured based on the level of debt on own resources, but on the nature of the activities:

  •
  For activities financed through Project Debt, each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation.

  •
  For activities financed with Corporate Financing, the objective is to maintain reasonable leverage, defined as 2.0 times corporate EBITDA over Net Corporate Debt (excluding the EBITDA and Project Debt) in 2014.

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

        None of these events occurred in any of the years ended December 31, 2014, 2013 and 2012.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

        (a)    Evaluation of Disclosure Controls and Procedures

        Abengoa, under the supervision and with the participation of its management, including our chief executive officer, chief consolidation officer and chief financial officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act) as of December 31, 2014. There are inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

        Based upon their evaluation, Abengoa's chief executive officer, chief accounting officer and chief financial officer concluded, that Abengoa's disclosure controls and procedures are effective in providing reasonable assurance that information relating to Abengoa, including its consolidated subsidiaries, required to be disclosed in reports that it files under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) accumulated and communicated to the management, including principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

        (b)    Management's Report on Internal Control over Financial Reporting

        The management of Abengoa is responsible for establishing and maintaining effective internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Abengoa's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on this assessment, management concluded that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

        Our internal control over financial reporting as of December 31, 2014 has been audited by Deloitte S.L., an independent registered public accounting firm, as stated in their report which follows below.

        (c)    Attestation report of the registered public accounting firm

        The report of Deloitte, S.L., our Independent Auditor, on our internal control over financial reporting is included herein at page F-3 of our Consolidated Financial Statements.

        (d)    Changes in internal controls over financial reporting

        There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES.

        The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, S.L. or by other firms to Abengoa, classified by type of service rendered for the periods indicated, in thousands of euros:

	2014			2013
	Deloitte	Other Auditors	Total	Deloitte	Other Auditors	Total
	(€ in thousands)
Audit Fees	5,221	315	5,536	3,541	270	3,810
Audit-Related Fees	2,100	143	2,243	1,131	248	1,379
Tax Fees	183	4,388	4,521	636	3,934	4,571
All Other Fees	410	3,436	3,846	680	2,137	2,817

Total	7,914	8,282	16,196	5,988	6,589	12,577

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

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

        The number of shares of treasury stock at December 31, 2014, amounted to 5,550,532 Class A Shares and 36,073,733 Class B, compared to 5,382,896 Class A Shares and 34,629,460 Class B Shares at December 31, 2013. These treasury shares are directly owned by Abengoa, S.A.

Class A Shares

	Year Ended December 31, 2014
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (Euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs(1)
January 1 to January 31	994,826	2.84
February 1 to February 28	1,128,050	3.53
March 1 to March 31	1,246,779	4.05
April 1 to April 30	1,468,753	3.81
May 1 to May 31	889,157	3.88
June 1 to June 30	1,191,541	4.65
July 1 to July 31	655,478	4.45
August 1 to August 30	770,050	4.16
September 1 to September 30	960,890	4.59
October 1 to October 31	1,467,007	3.55
November 1 to November 30	1,969,794	2.69
December 1 to December 31	1,494,693	2.24

Total	14,237,018

Class B Shares

	Year Ended December 31, 2014
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (Euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet be Purchased Under the Plans or Programs(1)
January 1 to January 31	7,823,510	2.44
February 1 to February 28	11,065,560	2.99
March 1 to March 31	8,420,799	3.33
April 1 to April 30	10,223,487	3.12
May 1 to May 31	7,525,883	3.14
June 1 to June 30	12,086,914	3.96
July 1 to July 31	7,849,994	3.93
August 1 to August 30	13,043,536	3.95
September 1 to September 30	13,881,022	4.33
October 1 to October 31	25,165,020	3.30
November 1 to November 30	32,200,000	2.41
December 1 to December 31	19,840,538	2.00

Total	169,126,263

(1)
For a more detailed description of our plans and programs, see "Item 6.B—Compensation—Stock Option Plans and Other Remuneration for Directors and Senior Management—Abengoa Share Purchase Plan."

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

        Not applicable.

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

        Under NASDAQ's corporate governance rules, U.S. domestic issuers are required to provide a quorum as specified in its bylaws for any meeting of the holders of common stock, provided, however, that such quorum is not permitted to be less than 33 1/3% of the outstanding shares of common voting stock. Our articles of association provide that, on the first call of our general shareholders' meeting, a duly constituted meeting requires a quorum of at least 25% of our subscribed share capital, and, if a quorum was not obtained on the first call, a meeting is validly convened on the second call regardless of the share capital in attendance. However, certain major corporate actions (such as issuing additional ordinary shares, increasing or decreasing our share capital, issuing debt securities, amending our bylaws or approving merger transactions) require shareholder approval by an absolute majority at a meeting at which at least 50% of our subscribed share capital is present or represented on the first call or at least 25% of the our share capital present or represented on the second call. However, when the number of shareholders attending a meeting represents less than 50% of our subscribed share capital, resolutions on any of these major corporate actions must be adopted by the affirmative vote of at least two-thirds of the share capital present or represented at such meeting.

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

ITEM 18.    FINANCIAL STATEMENTS.

        Our Consolidated Financial Statements are included at the end of this annual report.

ITEM 19.    EXHIBITS.

        The following exhibits are filed as part of this annual report:

Exhibit No.	Description
1.1	Memorandum and Articles of Association of Abengoa, S.A. (English translation)
2.1	Specimen certificate evidencing American Depositary Receipt(1)
4.1	Extraordinary Variable Remuneration Plan for Managers—January 2014
4.2	Extraordinary Variable Remuneration Plan for Managers—July 2014
4.3	Registration Rights Agreement, dated as of November 4, 2011, between Abengoa, S.A. and FR Alfajor Holdings S.à. r.l.(1)
4.4	Shareholders' Agreement between Abengoa, S.A. and Inversión Corporativa, I.C., S.A., dated as of August 27, 2012(1)
4.5	Form of Deposit Agreement between Abengoa, S.A., the depositary, and all registered holders and beneficial owners of the American Depositary Shares(1)

Exhibit No.	Description
8.1	Subsidiaries of Abengoa, S.A. (incorporated by reference to Appendix I to the Consolidated Financial Statements included with this annual report)
12.1	Certification of Manuel Sánchez Ortega, Chief Executive Officer of Abengoa, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Jesús García-Quilez Gómez, Chief Financial Officer of Abengoa, S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)
Incorporated by reference to the registrant's Registration Statement on Form F-1 (File No. 333-191575) filed on October 4, 2013.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: February 23, 2015

ABENGOA, S.A.
By:	/s/ MANUEL SÁNCHEZ ORTEGA
Name:	Manuel Sánchez Ortega
Title:	Chief Executive Officer

ABENGOA, S.A.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements as of December 31, 2014 and 2013 and for the three-year ended December 31, 2014	F-2
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting for the year ended December 31, 2014	F-3
Consolidated Statements of Financial Position as of December 31, 2014 and 2013	F-5
Consolidated Income Statements for the years 2014, 2013 and 2012	F-7
Consolidated Statements of Comprehensive Income (Loss) for the years 2014, 2013 and 2012	F-8
Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012	F-9
Consolidated Cash Flow Statements for the years 2014, 2013 and 2012	F-10
Notes to the Consolidated Financial Statements	F-12
Appendices to the Consolidated Financial Statements	F-142

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Abengoa, S.A.:

        We have audited the accompanying consolidated statements of financial position of Abengoa, S.A. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated income statements, the consolidated statements of comprehensive income (loss), the consolidated statements of changes in equity and the consolidated cash flow statements for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Abengoa, S.A . and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS-IASB").

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2015, expressed an unqualified opinion on the Company's internal control over financial reporting.

Seville, Spain

February 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Abengoa, S.A.:

        We have audited the internal control over financial reporting of Abengoa, S.A. and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated February 23, 2015, expressed an unqualified opinion on those consolidated financial statements.

Seville, Spain

February 23, 2015

ABENGOA

Consolidated financial statements

Consolidated statements of financial position as of December 31, 2014 and 2013
– Amounts in thousands of euros –

Assets	Note(1)	12/31/2014	12/31/2013
Non-current assets
Goodwill		487,645	476,059
Other intangible assets		1,080,729	366,052

Intangible assets	8	1,568,374	842,111

Property, plant & equipment	9	1,287,313	1,273,589

Concession assets in projects		4,942,189	8,573,243
Other assets in projects		1,246,176	1,341,030

Fixed assets in projects (project finance)	10	6,188,365	9,914,273

Investments in associates carried under the equity method	11	311,261	835,682

Available for sale financial assets	13	39,466	40,700
Other receivable accounts	15	641,024	674,183
Derivative assets	14	5,997	46,347

Financial investments		686,487	761,230

Deferred tax assets	24	1,503,609	1,281,092

Total non-current assets		11,545,409	14,907,977

Current assets
Inventories	16	294,789	330,981

Trade receivables		1,477,711	958,544
Credits and other receivables		679,205	911,428

Clients and other receivables	15	2,156,916	1,869,972

Available for sale financial assets	13	7,183	9,507
Other receivable accounts	15	1,026,528	901,118
Derivative assets	14	14,842	15,204

Financial investments		1,048,553	925,829

Cash and cash equivalents	17	1,810,813	2,951,683

		5,311,071	6,078,465

Assets held for sale	7	8,390,115	166,403

Total current assets		13,701,186	6,244,868

Total assets		25,246,595	21,152,845

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated statements of financial position as of December 31, 2014 and 2013
– Amounts in thousands of euros –

Equity and liabilities	Note(1)	12/31/2014	12/31/2013
Equity attributable to owners of the Parent Share capital	18	91,799	91,857

Parent company reserves	18	1,334,286	1,119,910

Other reserves	18	(289,583)	(160,456)

Fully or proportionally consolidated entities		(523,465)	(545,950)
Associates		(5,866)	(36,885)

Accumulated currency translation differences	18	(529,331)	(582,835)

Retained earnings	18	838,099	852,378

Non-controlling Interest		1,200,902	572,149

Total equity		2,646,172	1,893,003

Non-current liabilities
Project debt	19	4,158,904	5,736,151

Borrowings		871,613	1,959,339
Notes and bonds		2,755,993	2,638,083
Financial lease liabilities		24,064	27,093
Other loans and borrowings		97,029	110,630

Corporate financing	20	3,748,699	4,735,145

Grants and other liabilities	21	212,606	646,188

Provisions and contingencies	22	75,117	78,044

Derivative liabilities	14	225,298	266,802

Deferred tax liabilities	24	281,797	327,304

Personnel liabilities	33	56,659	29,789

Total non-current liabilities		8,759,080	11,819,423

Current liabilities
Project debt	19	799,210	584,799

Borrowings		444,386	636,733
Notes and bonds		1,096,965	256,443
Financial lease liabilities		10,927	12,945
Other loans and borrowings		24,373	13,143

Corporate financing	20	1,576,651	919,264

Trade payables and other current liabilities	25	5,555,168	5,514,186

Income and other tax payables		337,297	247,015

Derivative liabilities	14	79,737	44,380

Provisions for other liabilities and charges		12,762	9,506

		8,360,825	7,319,150

Liabilities held for sale	7	5,480,518	121,269

Total current liabilities		13,841,343	7,440,419

Equity and liabilities		25,246,595	21,152,845

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated income statements for the years 2014, 2013 and 2012
– Amounts in thousands of euros –

	Note(1)	2014	2013(2)	2012(2)
Revenue	27	7,150,567	7,245,131	6,285,555
Changes in inventories of finished goods and work in progress		1,143	7,679	19,722
Other operating income	28	188,277	441,401	481,912
Raw materials and consumables used		(4,083,125)	(4,469,936)	(4,244,737)
Employee benefit expenses	29	(871,883)	(755,438)	(708,024)
Depreciation, amortization and impairment charges		(474,864)	(516,368)	(406,276)
Other operating expenses	8 & 28	(976,957)	(1,201,463)	(907,564)

Operating profit		933,158	751,006	520,588

Financial income	30	62,118	67,046	87,474
Financial expense	30	(745,392)	(583,184)	(532,198)
Net exchange differences	30	5,035	(3,557)	(36,103)
Other financial income/(expense), net	30	(176,503)	(119,253)	(157,874)

Financial expense, net		(854,742)	(638,948)	(638,701)

Share of profit (loss) of associates carried under the equity method	11	7,018	(5,175)	17,875

Profit (loss) before income tax		85,434	106,883	(100,238)

Income tax benefit	31	58,646	26,183	174,082

Profit for the year from continuing operations		144,080	133,066	73,844

Profit (loss) from discontinued operations, net of tax	7	(22,203)	(22,742)	20,176

Profit for the year		121,877	110,324	94,020

Profit attributable to non-controlling interests	18	3,628	(7,705)	(38,234)
Profit attributable to non-controlling interests discontinued operations	18	(213)	(1,174)	(416)

Profit for the year attributable to the parent company		125,292	101,445	55,370

Weighted average number of ordinary shares outstanding (thousands)	32	835,371	595,905	538,063
Basic earnings per share from continuing operations (€ per share)	32	0.18	0.21	0.06
Basic earnings per share from discontinued operations (€ per share)	32	(0.03)	(0.04)	0.04

Basic earnings per share attributable to the parent company (€ per share)		0.15	0.17	0.10

Weighted average number of ordinary shares affecting the diluted earnings per share (thousands)	32	855,410	615,900	558,084
Diluted earnings per share from continuing operations (€ per share)	32	0.17	0.20	0.06
Diluted earnings per share from discontinued operations (€ per share)	32	(0.02)	(0.04)	0.04

Diluted earnings per share attributable to the parent company (€ per share)		0.15	0.16	0.10

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

(2)
Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated statements of comprehensive income (loss) for the years 2014, 2013 and 2012
– Amounts in thousands euros –

	Note(1)	2014	2013(2)	2012(2)
Profit for the period		121,877	110,324	94,020

Items that may be subject to transfer to income statement:
Change in fair value of available for sale financial assets		(1,414)	(568)	1,390
Change in fair value of cash flow hedges		(223,219)	89,925	(237,802)
Currency translation differences		83,724	(483,826)	(256,257)
Tax effect		55,657	(25,152)	68,100
Other movements		—	(6,292)	(91)

Net income / (expenses) recognized directly in equity		(85,252)	(425,913)	(424,660)

Cash flow hedges		29,720	88,924	96,172
Tax effect		(8,322)	(26,677)	(28,852)

Transfers to income statement for the period		21,398	62,247	67,320

Other comprehensive income (loss)		(63,854)	(363,666)	(357,340)

Total comprehensive income (loss) for the period		58,023	(253,342)	(263,320)

Total comprehensive income (loss) attributable to non-controlling interest		(8,354)	59,142	9,080
Total comprehensive income (loss) attributable to the parent company		49,669	(194,200)	(254,240)
Total comprehensive income (loss) attributable to the parent company from continuining operations		63,980	(170,696)	(252,553)
Total comprehensive income (loss) attributable to the parent company from discontinued operations		(14,311)	(23,504)	(1,687)

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

(2)
Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements.

ABENGOA

Consolidated financial statements

Consolidated statements of changes in equity for years ended December 31, 2014,
2013 and 2012
– Amounts in thousands euros –

	Attributable to the owners of the Company
	Share capital	Parent company and other reserves	Accumulated currency translation differences	Retained earnings	Total	Non-controlling interest	Total equity
Balance at January 1, 2012	90,641	419,826	41,353	882,578	1,434,398	434,220	1,868,618

Profit for the year after taxes	—	—	—	55,370	55,370	38,650	94,020
Other comprehensive income (loss)	—	(100,876)	(208,733)	—	(309,609)	(47,730)	(357,339)
Total comprehensive income (loss)	—	(100,876)	(208,733)	55,370	(254,239)	(9,080)	(263,319)
Treasury shares	—	69	—	—	69	—	69
Capital increase	4,305	(4,305)	—		—	—	—
Capital decrease	(4,802)	4,802	—		—	—	—
Distribution of 2011 profit	—	33,735	—	(71,399)	(37,664)	—	(37,664)
Transactions with owners	(497)	34,301	—	(71,399)	(37,595)	—	(37,595)
Acquisitions	—	—	—	(1,125)	(1,125)	46,328	45,203
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	272,012	272,012
Scope variations and other movements	—	(5,111)	—	(18,173)	(23,284)	(1,272)	(24,556)
Scope variations, acquisitions and other movements	—	(5,111)	—	(19,298)	(24,409)	317,068	292,659

Balance at December 31, 2012	90,144	348,140	(167,380)	847,251	1,118,155	742,208	1,860,363

Profit for the year after taxes	—	—	—	101,445	101,445	8,879	110,324
Other comprehensive income (loss)	—	119,810	(415,455)	—	(295,645)	(68,021)	(363,666)
Total comprehensive income (loss)	—	119,810	(415,455)	101,445	(194,200)	(59,142)	(253,342)
Treasury shares	—	(84,173)	—	—	(84,173)	—	(84,173)
Capital increase	2,875	514,625	—	—	517,500	—	517,500
Capital decrease	(1,162)	1,162	—	—	—	—	—
Distribution of 2012 profit	—	76,755	—	(115,496)	(38,741)	—	(38,741)
Transactions with owners	1,713	508,369	—	(115,496)	394,586	—	394,586
Acquisitions	—	—	—	3,029	3,029	(7,480)	(4,451)
Capital increase in subsidiaries with non-controlling interest	—	—	—	—	—	39,936	39,936
Scope variations and other movements	—	(16,865)	—	16,149	(716)	(143,373)	(144,089)
Scope variations, acquisitions and other movements	—	(16,865)	—	19,178	2,313	(110,917)	(108,604)

Balance at December 31, 2013	91,857	959,454	(582,835)	852,378	1,320,854	572,149	1,893,003

Profit for the year after taxes	—	—	—	125,292	125,292	(3,415)	121,877
Other comprehensive income (loss)	—	(129,127)	53,504	—	(75,623)	11,769	(63,854)
Total comprehensive income (loss)	—	(129,127)	53,504	125,292	49,669	8,354	58,023
Treasury shares	—	(2,217)	—	—	(2,217)	—	(2,217)
Capital increase	—	—	—	—	—	—	—
Capital decrease	(1,003)	1,003	—	—	—	—	—
Distribution of 2013 profit	945	154,018	—	(194,020)	(39,057)	—	(39,057)
Transactions with owners	(58)	152,804	—	(194,020)	(41,274)	—	(41,274)
Acquisitions	—	—	—	(29,318)	(29,318)	—	(29,318)
Capital increase in subsidiaries with non-controlling interest	—	—	—	86,070	86,070	630,681	716,751
Change in conditions of conversion option in convertible note	—	62,894	—	—	62,894	—	62,894
Scope variations and other movements	—	(1,322)	—	(2,303)	(3,625)	(10,282)	(13,907)
Scope variations, acquisitions and other movements	—	61,572	—	54,449	116,021	620,399	736,420

Balance at December 31, 2014	91,799	1,044,703	(529,331)	838,099	1,445,270	1,200,902	2,646,172

Notes 1 to 33 are an integral part of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

Consolidated cash flow statements for the years 2014, 2013 and 2012
– Amounts in thousands of euros –

	Note(1)	2014	2013(2)	2012(2)
I. Profit for the year from continuing operations		144,080	133,066	73,844

Non-monetary adjustments
Depreciation, amortization and impairment charges	5	474,864	516,368	406,276
Finance (income)/expenses		648,346	461,159	351,363
Fair value gains on derivative financial instruments	30	35,145	(87,742)	74,354
Shares of (profits)/losses from associates	11	(7,018)	5,175	(17,875)
Income tax	31	(58,646)	(26,183)	(174,082)
Changes in consolidation and other non-monetary items		(54,078)	(71,074)	39,317

II. Profit for the year from continuing operations adjusted by non monetary items		1,182,693	930,769	753,197

Variations in working capital and discontinued operations
Inventories		67,116	7,900	(56,989)
Clients and other receivables		(654,732)	(8,442)	(402,415)
Trade payables and other current liabilities		246,317	(47,014)	636,523
Financial investments and other current assets/liabilities		(158,075)	196,646	(66,736)
Discontinued operations		(24,245)	72,148	39,111

III. Variations in working capital and discontinued operations		(523,619)	221,238	149,494

Income tax paid		8,642	(12,105)	(35,477)
Interest paid		(806,196)	(545,801)	(464,325)
Interest received		33,899	36,869	67,358
Discontinued operations		123,167	81,503	117,041

A. Net cash provided by operating activities		18,586	712,473	587,288

Acquisition of subsidiaries	11	(303,744)	(372,736)	(517,002)
Investment in property, plant & equipment	9 & 10	(142,265)	(101,429)	(234,441)
Investment in intangible assets	8 & 10	(2,437,292)	(1,782,953)	(1,980,010)
Other non-current assets/liabilities		(34,816)	(116,895)	(215,174)
Non-controlling interest		—	(35,939)	—
Discontinued operations	7	284,019	532,883	730,488

I. Investments		(2,634,098)	(1,877,069)	(2,216,139)

Disposal of subsidiaries		11,707	43,496	9,456
Sale of property, plant & equipment	9 & 10	14,142	3,313	1,399
Sale of intangible assets	8 & 10	10,552	665	60
Other non-current assets/liabilities		97,993	361,208	354,270
Proceeds from contribution of partners to investments in projects		—	139,262	297,443
Discontinued operations	7	—	(35,240)	(252,151)

II. Disposals		134,394	512,704	410,477

B. Net cash used in investing activities		(2,499,704)	(1,364,365)	(1,805,662)

Proceeds from loans and borrowings		5,038,869	3,281,532	757,057
Repayment of loans and borrowings		(4,108,544)	(1,801,968)	(229,656)
Dividends paid to company´s shareholders		(39,057)	(38,741)	(36,632)
Initial Public Offering of subsidiaries		611,039	—	—
Other finance activities		338,818	477,746	(6,075)
Discontinued operations	7	(250,507)	(721,088)	(479,074)

C. Net cash provided by financing activities		1,590,618	1,197,481	5,620

Net increase/(decrease) in cash and cash equivalents		(890,500)	545,589	(1,212,754)

Cash, cash equivalents and bank overdrafts at beginning of the year	17	2,951,683	2,413,184	3,723,204
Translation differences cash or cash equivalent		31,276	104,964	(66,058)
Assets held for sale		(21,792)	—	—
Discontinued operations		(259,854)	(112,054)	(31,208)

Cash and cash equivalents at end of the year		1,810,813	2,951,683	2,413,184

(1)
Notes 1 to 33 are an integral part of these Consolidated Financial Statements

(2)
Figures recasted, see Note 7 Assets held for sale and discontinued operations of these Consolidated Financial Statements

ABENGOA

Consolidated financial statements

ABENGOA

Consolidated financial statements

Notes to the consolidated financial statements

Note 1. — General information

        Abengoa, S.A. is the parent company of the Abengoa Group (referred to hereinafter as 'Abengoa', 'the Group' or 'the Company'), which at the end of 2014, was made up of 653 companies: the parent company itself, 607 subsidiaries, 17 associates and 28 joint ventures. Additionally, as of the end of 2014, certain subsidiaries were participating in 244 temporary joint operations (UTE) and, furthermore, the Group held a number of interests, of less than 20%, in several other entities.

        Abengoa, S.A. was incorporated in Seville, Spain on January 4, 1941 as a Limited Liability Company and was subsequently transformed into a Limited Liability Corporation ('S.A.' in Spain) on March 20, 1952. Its registered office is Campus Palmas Altas, C/ Energía Solar nº 1, 41014 Seville.

        The Group's corporate purpose is set out in Article 3 of its Bylaws. It covers a wide range of activities, although Abengoa is principally an applied engineering and equipment manufacturer, providing integrated project solutions to customers in the following sectors: energy, telecommunications, transport, water utilities, environmental, industrial and service.

        Abengoa's shares are represented by class A and B shares which are listed on the Madrid and Barcelona stock exchanges and on the Spanish Stock Exchange Electronic Trading System (Electronic Market) and Class B shares are included in the IBEX 35. Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. Additionally, Class B shares are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares from October 29, 2013 following the capital increase carried out on October 17, 2013. The Company presents mandatory financial information quarterly and semiannually.

        Following the initial public offering of our subsidiary Abengoa Yield (see Note 6.2), of which Abengoa held a 64.28% interest as of December 31, 2014, Abengoa Yield's shares are also listed in the NASDAQ Global Select Market from June 13, 2014.

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

        Abengoa`s business and the internal and external management information are organized under the following three activities:

  •
  Engineering and construction: includes the traditional engineering activities in the energy and water sectors, with more than 70 years of experience in the market and the development of solar technology. Abengoa is specialized in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others.

  •
  Concession-type infrastructures: groups together the company's extensive portfolio of proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts, tariff contracts or power purchase agreements. This activity includes, the operation of electric (solar, cogeneration or wind) energy generation plants and transmission lines. These assets generate low demand risk and the Company focuses on operating them as efficiently as possible.

ABENGOA

Consolidated financial statements

  •
  Industrial production: covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The Company holds an important leadership position in these activities in the geographical markets in which it operates.

        These Consolidated Financial Statements were approved by the Chiel Executive Officer on February 23, 2015.

        All public documents of Abengoa may be viewed at www.abengoa.com.

Note 2. — Significant accounting policies

        The significant accounting policies adopted in the preparation of the accompanying Consolidated Financial Statements are set forth below:

2.1.
Basis of presentation

  The Consolidated Financial Statements as of December 31, 2014 and 2013, and for the three years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with International Financial Reporting Standards Board as issued by the International Accounting Standards Board (IFRS-IASB) and, they present the Group's consolidated statements of financial position as of December 31, 2014 and 2013 and the consolidated income statements, consolidated statements of comprehensive income, consolidated statements of change in equity and the consolidated cash flows statements for the years ended December 31, 2014, 2013 and 2012.

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

  The amounts included within the Consolidated Financial Statements (Consolidated Statement of Financial Position, Consolidated Income Statement, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Cash Flow Statement and notes herein) are, unless otherwise stated, all expressed in thousands of Euros (€).

  Any presented percentage of interest in subsidiaries, joint ventures (including temporary joint operations) and associates includes both direct and indirect ownership.

  2.1.1.
  Application of new accounting standards

  a)
  Standards, interpretations and amendments published by the IASB effective from January 1, 2014, applied by the Group:

  •
  IAS 32 (Amendment) 'Offsetting of financial assets and financial liabilities'.

  •
  IAS 36 (Amendment) 'Recoverable Amount Disclosures for Non-Financial Assets'.

ABENGOA

Consolidated financial statements

      •
      IAS 39 (Amendment) 'Novation of Derivatives and Continuation of Hedge Accounting'.

      •
      IFRIC 21 (Interpretation) 'Levies'.

      The applications of these amendments have not had any material impact on these Consolidated Financial Statements

    b)
    Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2015:

    •
    Annual Improvements to IFRSs 2010-2012 and 2011-2013 cycles. These improvements are mandatory for periods beginning on or after July 1, 2014 under IFRS-IASB.

    •
    Annual Improvements to IFRSs 2012-2014 cycle. These improvements are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

    •
    IFRS 9 'Financial Instruments'. This Standard will be effective from January 1, 2018 under IFRS-IASB.

    •
    IFRS 15 'Revenues from contracts with Customers'. IFRS 15 is applicable for periods beginning on or after 1 January 2017. Earlier application is permitted.

    •
    IAS 16 (Amendment) 'Property, Plant and Equipment' and IAS 38 'Intangible Assets', regarding acceptable methods of amortization and depreciation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

    •
    IAS 27 (Amendment) 'Separate financial statements' regarding the reinstatement of the equity method as an accounting option n separate financial statements. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

    •
    IFRS 10 (Amendment) 'Consolidated financial statements' and IAS 28 'Investments in associates and joint ventures' regarding the exemption from consolidation for investment entities. These amendments are mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB.

    •
    IFRS 11 (Amendment) 'Joint Arrangements' regarding acquisition of an interest in a joint operation. This amendment is mandatory for periods beginning on or after January 1, 2016 under IFRS-IASB, earlier application is permitted.

      The Group is currently in the process of evaluating the impact on the Consolidated Financial Statements derived from the application of the new standards and amendments that will be effective for periods beginning after December 31, 2014.

  2.1.2.
  IFRIC 12—Service concession arrangements

    As stated in the consolidated financial statements for 2011 and as a result of IFRIC 12 'Service Concession Arrangements' that came into effect in 2010, the Company carried out an analysis of other agreements in the Group and identified further infrastructures, specifically thermo-solar plants in Spain included under the special arrangements of RD 661/2007 and recorded in the pre-assignment register in November 2009, which could potentially be classified as service concession arrangements.

ABENGOA

Consolidated financial statements

    At the end of 2010, the company decided that it needed to carry out a more in-depth analysis of the issue since the reasons that justified the accounting application of the interpretation had not been sufficiently proven based on the information available at that date.

    During 2010 and 2011, the Spanish government issued several laws and resolutions that regulate the market for renewable energy in Spain in general, and thermo-solar activities in particular. In early 2011, when Abengoa received a set of individual rulings from the Spanish Ministry of Industry for each of its thermo-solar assets,the Company returned to work on the analysis of applying IFRIC 12 to its thermo-solar plants in Spain. In September 2011 the Company concluded that it was required to start applying IFRIC 12 to its thermo-solar plants in Spain included under the special scheme of Royal Decree 661/2007 and recorded in the pre-assignment register in November 2009, just as it was doing for its other concession assets, based on all available information and the newly acquired knowledge from the analysis performed.

    As explained in the preceding paragraphs, it was not possible to allow application on January 1, 2010 of IFRIC 12 to those thermo-solar plants and, as indicated in Paragraph 52 of IAS 8 on Accounting Policy and Changes to Accounting Estimates, the application became prospective as from September 1, 2011.

    At the time of application of IFRIC 12, the Company reclassified all capitalized costs under the heading of 'other assets in projects' relating to thermo-solar plants into 'concession assets in projects' for an amount of €1.6 billion. Similarly, from September 1, 2011, all revenues and costs related to the construction of these plants were recorded based on the percentage of completion method in accordance with IAS 11, from the date of the prospective application of IFRIC 12 to the end of the construction of these assets which were estimated for completion in 2013. This treatment deferred recognition of the costs, margins and revenues generated up to that date and previously eliminated in consolidation prospectively, pro rata, over the term of the remaining construction period.

    During 2013, the Company re-evaluated the assumptions made in 2011 that justified the application of IFRIC 12 to thermo-solar plants in Spain as described above. On June 30, 2013 and based on the provisions of IAS 8.14, the Directors deemed it necessary to change the accounting policy applied to these plants. It is believed that financial statements will provide more reliable and comparable information about the application of IFRIC 12 to thermo-solar plants in Spain. The accounting change modified the method in which we initially applied IFRIC 12, as well as the date on which IFRIC 12 was applied (January 1, 2011 instead of September 1, 2011).

    The revised accounting treatment consisted in applying IFRIC 12 prospectively from January 1, 2011 by derecognizing, our thermo-solar plant assets previously recognized at cost as "Property, Plant and Equipment in Projects" and recognizing those thermo-solar plant assets at fair value as "Concession Assets in Projects". The difference of €165 million was recorded in that moment in "Other Operating Income" on the consolidated income statement. From January 1, 2011, only the remaining contract revenue, costs and margins generated after such date for the ongoing construction of the plants began to be recognized based on the "percentage of completion" accounting method in accordance with IAS 11. In addition, the revenue and operating profit that were previously deferred upon original adoption of IFRIC 12 and recognized prospectively during fiscal years 2011 and 2012 were eliminated. The change in application date resulted in the recognition of revenues and costs associated with the

ABENGOA

Consolidated financial statements

    construction activities that occurred between January 1, 2011 and September 1, 2011, that were previously eliminated.

    This change in accounting policy for the application of IFRIC 12 to the thermo-solar plants in Spain, reflects the spirit of Paragraph 45 of IAS 1 which justifies changes in the presentation (in addition to the classification) of annual accounts. As a result of the change, there is an improved presentation of the financial statements. They better reflect the plant construction operations underway in each financial year, without altering the trend of the group's earnings. They also facilitate comparisons between periods.

2.2.
Principles of consolidation

  In order to provide information on a consistent basis, the same principles and standards applied to the parent company have been applied to all other consolidated entities.

  All subsidiaries, associates and joint ventures included in the consolidated group for the years 2014 (2013 and 2012) that form the basis of these Consolidated Financial Statements are set out in Appendices I (XII and XVII), II (XIII and XVIII) and III (XIV and XIX), respectively.

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

    The Group uses the acquisition method to account for business combinations. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group and includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration is recognized at fair value at the acquisition date and subsequent changes in its fair value are recognized in accordance with IAS 39 either in profit or loss or as a change to other comprehensive income. Acquisition related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non controlling interest in the acquiree either at the non controlling interest's proportionate share of the acquirer's net assets on an acquisition basis.

    The value of non controlling interest in equity and the consolidated results are shown, respectively, under 'Non controlling interests' of the Consolidated Statements of Financial Position and 'Profit attributable to non controlling interests' in the Consolidated Income Statements.

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

    In compliance with Article 155 of Spanish Corporate Law (Ley de Sociedades de Capital), the parent company has notified all these companies that, either by itself or through another subsidiary, it owns more than 10 per 100 shares of their capital. Appendix IX lists the Companies external to the Group which have a share equal to or greater than 10% of a subsidiary of the parent company under consolidation scope.

ABENGOA

Consolidated financial statements

  b)
  Associates and joint ventures

    An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

    A joint venture, as opposed to a joint operation described in section c) below, is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

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

    As of December 31, 2014 and 2013 there are no significant contingent liabilities in the Group's interests in associeates and joint ventures.

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

    As of December 31, 2014 and 2013 there are no significant material contingent liabilities in relation to the Group's shareholdings in the UTE, additional to those described in Note 22.2.

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

    •
    it is probable that the project generates future economic benefits;

    •
    management intends to complete the project;

    •
    the Company is able to use or sell the intangible asset;

    •
    there are appropriate technical, financial or other resources available to complete the development and to use or sell the intangible asset; and

    •
    the costs of the project/product can be measured reliably.

    Once the product is in the market, capitalized costs are amortized on a straight-line basis over the period for which the product is expected to generate economic benefits, which is normally 5 years, except for development assets related to the thermo-solar plant using tower technology and the second-generation biofuels plant, which are amortized according to its useful life.

    Development costs that do not meet the criteria above are recognized as expenses in the Consolidated Income Statement when incurred.

    Grants or subsidized loans obtained to finance research and development projects are recognized as income in the Consolidated Income Statement consistently with the expenses they are financing (following the rules described above).

2.4.
Property, plant and equipment

  Property, plant and equipment includes property, plant and equipment of companies or project companies which have been self-financed or financed through external financing with recourse facilities or through non-recourse project financing.

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

2.5.
Fixed assets in projects

  This category includes property, plant and equipment, intangible assets and financial assets of consolidated companies which are financed through project debt (see Note 19), that are raised specifically and solely to finance individual projects as detailed in the terms of the loan agreement.

  These assets financed through project debt are generally the result of projects which consist of the design, construction, financing, application and maintenance of large-scale complex operational assets or infrastructures, which are owned by the company or are held under a concession agreement for a period of time. The projects are initially financed through medium-term bridge loans (non-recourse project financing in process) and later by a long-term project finance.

  In this respect, the basis of the financing agreement between the Company and the bank lies in the allocation of the cash flows generated by the project to the repayment of the principal amount and interest expenses, excluding or limiting the amount secured by other assets, in such a way that the bank recovers the investment solely through the cash flows generated by the project financed, any other debt being subordinated to the debt arising from the non-recourse financing applied to projects

ABENGOA

Consolidated financial statements

  until the project debt has been fully repaid. For this reason, fixed assets in projects are separately reported on the face of the Consolidated Statement of Financial Position, as is the related project debt (project finance and bridge loan) in the liability section of the same statement.

  Non-recourse project financing (project finance) typically includes the following guarantees:

  •
  Shares of the project developers are pledged.

  •
  Assignment of collection rights.

  •
  Limitations on the availability of assets relating to the project.

  •
  Compliance with debt coverage ratios.

  •
  Subordination of the payment of interest and dividends to meet loan financial ratios.

  Once the project finance has been repaid and the project debt and related guarantees fully extinguished, any remaining net book value reported under this category is reclassified to the Property, Plant and Equipment or Intangible Assets line items, as applicable, in the Consolidated Statement of Financial Position.

  Assets in the 'fixed assets in projects' line item of the Consolidated Statement of Financial Position are sub-classified under the following two headings, depending upon their nature and their accounting treatment:

  2.5.1.
  Concession assets in projects

    This heading includes fixed assets financed through project debt related to Service Concession Arrangements recorded in accordance with IFRIC 12. IFRIC 12 states that service concession arrangements are public-to-private arrangements in which the public sector controls or regulates the services to be provided using the infrastructure and their prices, and is contractually guaranteed to gain, at a future time, ownership of the infrastructure through which the service is provided. The infrastructures accounted for by the Group as concessions are mainly related to the activities concerning power transmission lines, desalination plants and generation plants (both renewable as conventional). The infrastructure used in a concession can be classified as an intangible asset or a financial asset, depending on the nature of the payment entitlements established in the agreement.

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

      The Group recognizes and measures revenue, costs and margin for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 'Construction Contracts'. As indicated in Note 2.7, the interest costs derived from financing the project incurred during construction are capitalized during the period of time required to complete and prepare the asset for its predetermined used.

ABENGOA

Consolidated financial statements

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

    b)
    Financial asset

      The Group recognizes a financial asset when there is demand risk is assumed by the grantor to the extent that the concession holder has an unconditional right to receive payments for construction or improvement services. This asset is recognized at the fair value of the construction or improvement services provided.

      The Group recognizes and measures revenue, costs and margin for providing construction services during the period of construction of the infrastructure in accordance with IAS 11 'Construction contracts'.

      The financial asset is subsequently recorded at amortized cost method calculated according to the effective interest method, the corresponding income from updating the flows of collections is recognized as revenue in the Consolidated Income Statement according to the effective interest rate.

      The finance expenses of financing these assets are classified under the financial expenses heading of the Consolidated Income Statement.

      As indicated above for intangible assets, income from operations and maintenance services is recognized in each period as Revenue according to IAS 18 'Revenue'.

  2.5.2.
  Other assets in projects

    This heading includes tangible fixed and intagible assets which are financed through a project debt and are not subject to a concession agreement. Their accounting treatment is described in Notes 2.3 and 2.4.

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

ABENGOA

Consolidated financial statements

  necessarily takes a substantial period of time to get ready for its internal use or sale, which in Abengoa is considered to be more than one year.

  Costs incurred relating to non-recourse factoring are expensed when the factoring transaction is completed with the financial institution.

  Remaining borrowing costs are expensed in the period in which they are incurred.

2.8.
Impairment of non-financial assets

  Annually, Abengoa perfoms an analysis of impairment losses of goodwill to determine the recoverable amount.

  In addition, Abengoa reviews its property, plant and equipment, fixed assets in projects and intangible assets with finite and indefinite useful life to identify any indicators of impairment. The periodicity of this review is annually or when an event involving as indication of impairment is detected.

  If there are indications of impairment, Abengoa calculates the recoverable amount of an asset as the higher of its fair value less costs to sell and its value in use, defined as the present value of the estimated future cash flows to be generated by the asset. In the event that the asset does not generate cash flows independently of other assets, Abengoa calculates the recoverable amount of the Cash-Generating Unit to which the asset belongs.

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

  To calculate the value in use of the major goodwill balances, the following assumptions were made:

  •
  10-year financial projections were used for those Cash-Generating Units (CGUs) that have high growth potential based on cash flows taken into account in the strategic plans for each business unit, considering a residual value based on the cash flow in the final year of the projection.

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

  •
  For concession assets with a defined useful life and with a project debt, cash flow projections until the end of the project are considered and no terminal value is assumed.

ABENGOA

Consolidated financial statements

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

  •
  Accordingly, the following table provides a summary of the discount rates used (WACC) and growth rates to calculate the recoverable amount for Cash-Generating Units with the operating segment to which it pertains:

Operating segment	Discount rate	Growth Rate
Engineering and construction
Engineering and construction	7% – 9%	0%
Concession-type infrastructure
Solar	4% – 6%	0%
Water	5% – 7%	0%
Transmission lines	8% – 12%	0%
Cogeneration and other	8% – 10%	0%
Industrial production
Biofuels	5% – 10%	0%

  In the event that the recoverable amount of an asset is lower than its carrying amount, an impairment charge for the difference is recorded in the Consolidated Income Statement under the item 'Depreciation, amortization and impairment charges'. With the exception of goodwill, impairment losses recognized in prior periods which are later deemed to have been recovered are credited to the same income statement heading.

ABENGOA

Consolidated financial statements

2.9.
Financial Investments (current and non-current)

  Financial investments are classified into the following categories, based primarily on the purpose for which they were acquired:

  a)
  financial assets at fair value through profit and loss;

  b)
  loans and accounts receivable; and

  c)
  available for sale financial assets.

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

    Loans and accounts receivable are initially recognized at fair value plus transaction costs and are subsequently measured at amortized cost in accordance with the effective interest rate method. Interest calculated using the effective interest rate method is recognized under 'Interest income from loans and credits' within the 'Finance income' line of the Consolidated Income Statement.

  c)
  Available for sale financial assets

    This category includes non-derivative financial assets which do not fall within any of the previously mentioned categories. For Abengoa, they primarily comprise shares in companies that, pursuant to the regulations in force, have not been included in the scope of consolidation for the years ended December 31, 2014 and 2013 and in which the Company's stake is greater than 5% and lower than 20%.

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

ABENGOA

Consolidated financial statements

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

ABENGOA

Consolidated financial statements

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

  c)
  Net investment hedges in foreign operation

    Hedges of a net investment in a foreign operation, including the hedging of a monetary item considered part of a net investment, are recognized in a similar way to cash flow hedges. The foreign currency transaction gain or loss on the non-derivative hedging instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment. That is, such foreign currency transaction gain or loss shall be reported in the cumulative translation adjustment section of equity to the extent it is effective as a hedge, as long as the following conditions are met: the notional amount of the non-derivative instrument matches the portion of the net investment designated as being hedged and the non-derivative instrument is denominated in the functional currency of the hedged net investment. In that circumstance, no hedge ineffectiveness would be recognized in earnings.

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

ABENGOA

Consolidated financial statements

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

      The effect of the credit risk on the valuation of the interest rate swaps depends on its settlement. If the settlement is favorable for the Company, the counterparty credit spread will be incorporated to quantify the probability of default at maturity. If the expected settlement is negative for the company, its own credit risk will be applied to the final settlement.

      Classic models for valuing interest rate swaps use deterministic valuation of variable rates, based on future outlooks. When quantifying credit risk, this model is limited by considering only the risk for the current paying party, ignoring the fact that the derivative could change sign at maturity. A payer and receiver swaption model is used for these cases. This enables the associated risk in each swap position to be reflected. Thus, the model shows each agent's exposure, on each payment date, as the value of entering into the 'tail' of the swap, i.e. the live part of the swap.

ABENGOA

Consolidated financial statements

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

    •
    Forward foreign exchange transactions

      Forward contracts are valued by comparing the contracted forward rate and the rate in the valuation scenario at the maturity date. The contract is valued by calculating the cash flow that would be obtained or paid from theoretically closing out the position and then discounting that amount.

    •
    Commodity swaps

      Commodity swaps are valued in the same way as forward foreign exchange contracts, calculating the cash flow that would be obtained or paid from theoretically closing out the position.

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

ABENGOA

Consolidated financial statements

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

  b)
  Level 3 valuation

    Level 3 includes available for sale financial assets, as well as derivative financial instruments whose fair value is calculated based on models that use non observable or illiquid market data as inputs.

    Fair value within these elements was calculated by taking as the main reference the value of the investment the company's cash flow generation based on its current business plan, discounted at a rate appropriate for the sector in which each of the companies is operating. Valuations were obtained from internal models. These valuations could vary where other models and assumptions made on the principle variables had been used, however the fair value of the assets and liabilities, as well as the results generated by these financial instruments are considered reasonable.

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

  Gains or losses arising as a result of changes in the fair value of such assets are recorded within 'Operating profit' in the Consolidated Income Statement.

ABENGOA

Consolidated financial statements

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

2.15.
Cash and cash equivalents

  Cash and cash equivalents include cash on hand, cash in bank and other highly-liquid current investments with an original maturity of three months or less which are held for the purpose of meeting short-term cash commitments.

  In the Consolidated Statement of Financial Position, bank overdrafts are classified as borrowings within current liabilities.

2.16.
Share capital

  Parent company shares are classified as equity. Transaction costs directly attributable to new shares are presented in equity as a reduction, net of taxes, to the consideration received from the issue.

  Treasury shares are classified in Equity-Parent company reserves. Any amounts received from the sale of treasury shares, net of transaction costs, are classified as equity.

2.17.
Government grants

  Non-refundable capital grants are recognized at fair value when it is considered that there is a reasonable assurance that the grant will be received and that the necessary qualifying conditions, as agreed with the entity assigning the grant, will be adequately met.

ABENGOA

Consolidated financial statements

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
  project debt (see note 19);

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

  2.18.1.
  Convertible notes

    Pursuant to the Terms and Conditions of each of the convertible notes issued except for the 2019 notes, when investors exercise their conversion right, the Company may decide whether to deliver shares of the company, cash, or a combination of cash and shares (see Note 20.3 for further information).

    In accordance with IAS 32 and 39, since Abengoa has a contractual right to choose the type of payment and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bond is considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder.

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

ABENGOA

Consolidated financial statements

    proceeds received for the notes and the fair value of the aforementioned embedded derivative. Subsequently, the debt component is measured at amortized cost until it is settled upon conversion or maturity. Debt issuance costs are recognized as a deduction in the value of the debt in the Consolidated Statement of Financial Position and included as part of its amortized cost.

    In relation to the convertible bonds maturing in 2019, at the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred on Abengoa to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall therefore only settle this conversion right in a fixed number of shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

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

2.20.
Employee benefits

    Bonus schemes

ABENGOA

Consolidated financial statements

    The Group records the amount annually accrued in accordance with the percentage of compliance with the plan's established objectives as personnel expense in the Consolidated Income Statement

    Expenses incurred from employee benefits are disclosed in Note 29

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

  Contingent liabilities are possible obligations, existing obligations with low probability of a future outflow of economic resources and existing obligations where the future outflow cannot be reliably estimated. Contingences are not recognized in the Consolidated Statements of Financial Position unless they have been acquired in a business combination.

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

  Advances received from customers are recognized as 'Trade payables and other current liabilities'

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

ABENGOA

Consolidated financial statements

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

ABENGOA

Consolidated financial statements

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

    Partial billing that has not yet been settled by the clients and withholdings are included under the Trade and other receivables heading.

    Gross amounts owed by clients for ongoing works in which the costs incurred plus recognized profits (minus recognized losses) exceed partial billing are presented as assets under the heading of 'Unbilled Revenue' within 'Clients and other receivables' heading of the Statement of Financial Position.

    On the other hand, amounts outstanding from customers for work in progress for which the billing to date is greater than the costs incurred plus recognized profits (less recognized losses) are shown as liabilities within the line item 'Advance payments from clients' in the Trade payables and other current liabilities caption of the Consolidated Statement of Financial Position.

    Lastly, as stated in point 2.4 on the measurement of property, plant and equipment in internal asset construction projects outside the scope of IFRIC 12 on Service Concession Arrangements (see Note 2.5), revenues and profits between group companies are eliminated, meaning that such assets are shown at their acquisition cost.

  c)
  Concession contracts

    Concession contracts are public services agreements for periods usually between 20 and 30 years including both the construction of infrastructure and future services associated with the operation and maintenance of assets in the concession period which are under the scope of IFRIC 12. Revenue recognition, as well as, the main characteristics of these contracts are detailed in Note 2.5.

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

ABENGOA

Consolidated financial statements

2.26.
Segment reporting

  Information on the Group's operating segments is presented in accordance with internal information provided to the Group's Chief Operating Decision Maker (CODM). The CODM, responsible for assigning resources and evaluating the performance of the operating segments, has been identified as the CEO and the Chairman.

  As described in Note 5, the CODM reviews the business by 6 operating segments which are in turn grouped, for business purposes, into three activities: Engineering & Construction, Concession-type Infrastructures and Industrial Production.

  Geographically, the Group reports financial information by 6 regions which are Spain (home market), North America, South America (except Brazil), Brazil, Europe (except Spain) and other (the remaining overseas markets).

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

  Note 33.6 gives additional information on the Group's environmental policies.

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

ABENGOA

Consolidated financial statements

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

  As indicated in IFRS 5, the elimination of intragroup transactions with companies classified as discontinued operations are performed in continuing operations or in the line of discontinued operations, depending on how they reflect more appropriately the business' continuity or not in each case.

  Further information is provided on Non-current assets held for sale and discontinued operations in Note 7.

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

        Some of these accounting policies require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on Company's historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Group operates, taking into account future development of the businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

        As of the date of preparation of these Consolidated Financial Statements, no relevant changes in the estimates made are anticipated and, therefore, no significant changes in the value of the assets and liabilities recognized at December 31, 2014 are expected.

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

ABENGOA

Consolidated financial statements

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

        For those cash generating units with high potential growth, the Group uses cash flow projections for a period of 10 years based on the cash flows identified in the Group's strategic plans, which are reviewed and approved every six months by the Management of the Group. The residual value is calculated based on the cash flows of the latest year projected using a steady or nil growth rate. The use of a 10 year period is based on the consideration that this is the minimum period that needs to be used in order to appropriately reflect all the potential growth of these cash generating units. In addition, 10 year projections are prepared based on the historical experience within the Group in preparing long-term strategic plans, which are considered reliable and are prepared on the basis of the Group's internal control system. These cash flows are considered reliable since they can easily adapt to the changes of the market and of the business segment to which cash generating units belong, based on the Group's past experience on cash flows and margins and on future expectations.

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

        Based on values in use calculated in accordance with the assumptions and hypotheses described above and in Note 8 for the years 2014, 2013 and 2012, the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount. Detailed sensitivity analysis has been carried out and the Management is confident that the carrying amount of the cash generating units will be recovered in full. Main variables considered in sensitivity analysis are growth rates, discount rates based in weighted average cost of capital (WACC) and the main variables of each business.

        During the years 2014, 2013 and 2012 there were no intangible assets with indefinite useful life and there were no significant intangible assets not yet in use that were impaired.

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

        Revenue recognition using the percentage-of-completion method involves the use of estimates of certain key elements of the construction contracts, such as total estimated contract costs, allowances or provisions related to the contract, period of execution of the contract and recoverability of the claims. The Company has established, over the years, a robust project management and control system, with periodic monitoring of each project. This system is based on the long-track record of the Group in constructing

ABENGOA

Consolidated financial statements

complex infrastructures and installations. As far as practicable, the Group applies past experience in estimating the main elements of construction contracts and relies on objective data such as physical inspections or third parties confirmations. Nevertheless, given the highly tailored characteristics of the construction contracts, most of the estimates are unique to the specific facts and circumstances of each contract.

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

Derivatives financial instruments and hedging

        The Group uses derivatives in order to mitigate risks arising from foreign exchange, interest rates and changes in the prices of assets and commodities purchased (principally aluminum, grain, ethanol, sugar and

ABENGOA

Consolidated financial statements

gas). Derivatives are initially recognized at fair value on the date that the derivative contract is entered into, and are subsequently re-measured at fair value at each reporting date (see Notes 2.10 and 2.11 for a full description of the accounting policy for derivatives).

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

ABENGOA

Consolidated financial statements

    •
    Foreign exchange rate risk: the international activity of the Group generates exposure to foreign exchange rate risk. Foreign exchange rate risk arises when future commercial transactions and assets and liabilities recognized are not denominated in the functional currency of the group company that undertakes the transaction or records the asset or liability. The main exchange rate exposure for the Group relates to the US Dollar against the Euro.

      To control foreign exchange risk, the Group purchases forward exchange contracts. Such contracts are designated as fair-value or cash-flow hedges, as appropriate.

      In the event that the exchange rate of the US Dollar had risen by 10% against the Euro as of December 31, 2014, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a loss of €1,103 thousand (loss of €8,496 thousand in 2013 and loss of €10,602 thousand in 2012) mainly due to the US Dollar net liability position of the Group in companies with Euro functional currency and an increase of € 36,315 thousand (increase of €1,192 in 2013 and decrease of €2,440 in 2012) in other reserves as a result of the cash flow hedging effects on highly probable future transactions.

      Details of the financial hedging instruments and foreign currency payments as of December 31, 2014 and 2013 are included in Note 14 of these Notes to these Consolidated Financial Statements.

    •
    Interest rate risk: arises mainly from financial liabilities at variable interest rates.

      Abengoa actively manages its risks exposure to variations in interest rates associated with its variable interest debt.

      In project debt (see Note 19), as a general rule, the Company enters into hedging arrangements for at least 80% of the amount and the timeframe of the relevant financing.

      In corporate financing (see Note 20), as a general rule, 80% of the debt is covered throughout the term of the debt; in addition, in 2009, 2010, 2013 and 2014, Abengoa issued notes at a fixed interest rate.

      The main interest rate exposure for the Group relates to the variable interest rate with reference to the Euribor.

      To control the interest rate risk, the Group primarily uses interest rate swaps and interest rate options (caps and collars), which, in exchange for a fee, offer protection against an increase in interest rates.

      In the event that Euribor had risen by 25 basic points as of December 31, 2014, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been a profit of €9,182 thousand (profit of €13,669 thousand in 2013 and profit of €4,004 thousand in 2012) mainly due to the increase in time value of hedge interest rate options (caps and collars) and an increase of € 35,591 thousand in other reserves (increase of €48,050 thousand in 2013 and increase of €52,163 thousand in 2012) mainly due to the increase in value of hedging interest derivatives (swaps, caps and collars).

      A breakdown of the interest rate derivatives as of December 31, 2014 and 2013 is provided in Note 14 of these Notes to the Consolidated Financial Statements.

ABENGOA

Consolidated financial statements

    •
    Risk of change in commodities prices: arises both through the sale of the Group's products and the purchase of commodities for production processes. The main risk of change in commodities prices for the Group is related to the price of grain, ethanol, sugar, gas, and steel.

      In general, the Group uses futures and options listed on organized markets, as well as OTC (over-the-counter) contracts with financial institutions, to mitigate the risk of market price fluctuations.

      At December 31, 2014, if the price of grain had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (null in 2013 and loss of €35,092 thousand in 2012) and an increase in other reserves of € 49,086 thousand (increase of €4,567 thousand in 2013 and decrease of €16,391 thousand in 2012) due to open derivative contracts primarily on grain purchases held by the Group.

      At December 31, 2014, if the price of ethanol had increased by 10%, with the rest of the variables remaining constant, the effect in the Consolidated Income Statement would have been null (null in 2013 and profit of €11,035 thousand in 2012) and an increase in other reserves of € 8,673 thousand (increase of €60,040 in 2013 and null in 2012) due to open derivative contracts primarily on ethanol purchases held by the Group.

      A breakdown of the commodity derivative instruments as of December 31, 2014 ad 2013 is included in Note 14 to these Consolidated Financial Statements.

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

      These transactions are measured monthly at fair value through the Consolidated Income Statement. In 2014, Abengoa recorded a profit of €3,992 thousand (profit of €15 thousand in 2013 and profit of €11,768 thousand in 2012), corresponding to settled transactions in all years.

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

ABENGOA

Consolidated financial statements

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

        In general, Abengoa considers that the most significant risk related to Clients and other receivables is the risk of non-collection, since: a) trade receivables may be quantitatively significant during the progress of work performed for a project or service rendered; b) it is not under the company's control. However, the risk of delays in payment typically relates to technical problems, i.e., associated with the technical risk of the service provided and, therefore, within the company's control.

        If the company concludes that the risk associated to the contract has been transferred to the financial institution, the receivable is derecognized in the Consolidated Statement of Financial Position at the time it is transferred, in accordance with IAS 39.20.

        An aging of trade receivables as of December 31, 2014 and 2013 is included in Note 15 'Clients and other receivable accounts'. The same note also discloses the credit quality of the clients as well as the movement on provisions for receivables for the years ended December 31, 2014 and 2013.

      •
      Financial investments: to control credit risk in financial investments, the Group has established corporate criteria which require that counterparties are always highly rated financial entities and government debt, as well as establishing investing limits with periodic reviews.

  c)
  Liquidity risk

    Abengoa's liquidity and financing policy is intended to ensure that the company keeps sufficient funds available to meet its financial obligations as they fall due. Abengoa uses two main sources of financing:

    •
    Project debt (Non-recourse project financing), which is typically used to finance any significant investment (see Notes 2.5 and 19). The repayment profile of each project is established on the basis of the projected cash flow generation of the business, allowing for variability depending on whether the cash flows of the transaction or project can be forecast accurately. This ensures that sufficient financing is available to meet deadlines

ABENGOA

Consolidated financial statements

      and maturities, which mitigates the liquidity risk significantly. Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project—mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.)—a bridge loan (Non-recourse project financing in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements (see Note 19.2).

    •
    Corporate Financing, used to finance the activities of the remaining companies which are not financed under the aforementioned financing model. This means of financing is managed through Abengoa S.A., which pools cash held by the rest of the companies so as to be able to re-distribute funds in accordance with the needs of the Group (see Notes 2.18 and 20) and to ensure that the necessary resources are obtained from the bank and capital markets.

    To ensure there are sufficient funds available for debt repayment in relation to its cash-generating capacity, the Financial Management Group annually prepares and the Board of Directors reviews a Financial Plan that details all the financing needs and how such financing will be provided. We fund in advance disbursements for major cash requirements, such as capital expenditures, debt repayments and working capital requirements. In addition, as a general rule, we do not commit our own equity in projects until the associated long term financing is feasible.

    During 2014, Abengoa covered its financing needs through the following financial transactions:

    •
    The refinancing of its syndicated loans. Abengoa, S.A. signed a long term revolving financing agreement, as well as new financing transactions in subsidiaries which have the support of export credit agencies (see Note 20.2)

    •
    Initial Public Offering of Abenga Yield Plc., in June 2014. This company completed the capital increase for a total amount of €611 million (see Note 6.2).

    •
    Financing of certain projects through project debt (see Note 19).

    •
    Ordinary notes issue for a total amount of €1,000 million (see Notes 19 and 20).

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

ABENGOA

Consolidated financial statements

    An analysis of the Group's financial liabilities classified into relevant maturity groupings based on the remaining period is included in the following Notes to these Consolidated Financial Statements:

Current and non-current	Notes to the consolidated financial statements
Financial debt	Note 19 Project debt and Note 20 Corporate financing
Lease-back	Note 20 Corporate financing
Finance lease	Note 20 Corporate financing
Borrowings and other loans	Note 20 Corporate financing
Trade and other accounts payable	Note 25 Trade payables and other current liabilities
Derivatives and hedging instruments	Note 14 Financial derivatives instruments
Other liabilities	Note 21 Grants and other liabilities
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

    •
    financing of new investments through project debt (project finance and bridge loan), which also generates business for conventional businesses;

    •
    corporate financing, either through banks or capital markets;

    •
    issuance of new shares of subsidiaries through organized markets;

    •
    asset rotation or divestitures, such as divestiture of Befesa, the sale of mature concessional assets, the sale of a transmission line concession activity in Brazil and a water concession activity in China (for details see Note 6.3.b and 7.2);

    •
    capital increases carried out for €300 million in 2011 and for €517.5 million in 2013 (see Note 18.1).

    The leverage objective of the activities of the company is not measured based on the level of debt on its own resources, but on the nature of the activities:

    •
    for activities financed through project debt, each project is assigned a leverage objective based on the cash and cash flow generating capacity, generally, of contracts that provide these projects with highly recurrent and predictable levels of cash flow generation;

    •
    for activities financed with Corporate Financing, the objective is to maintain reasonable leverage, defined as 2.0 times corporate Ebitda over Net Corporate Debt in 2014.

ABENGOA

Consolidated financial statements

Note 5. — Financial information by segment

5.1.
Information by business segment

  As indicated in Note 1, Abengoa's activity is grouped under the following three activities which are in turn composed of six operating segments:

  •
  Engineering and construction; includes the traditional engineering business in the energy and water sectors, with more than 70 years of experience in the market. Since the beginning of 2014, this activity comprises one operating segment Engineering and Construction (previously it also included the operating segment of 'Technology and Other' that is included in the operating segment of Engineering and Construction since the beginning of 2014, in accordance with IFRS8 'Operating Segment').

    Abengoa specializes in carrying out complex turn-key projects for thermo-solar plants, solar-gas hybrid plants, conventional generation plants, biofuels plants and water infrastructures, as well as large-scale desalination plants and transmission lines, among others. In addition, this segment includes activities related to the development of thermo-solar technology, water management technology and innovative technology businesses such as hydrogen energy or the management of energy crops.

  •
  Concession-type infrastructures; groups together the company's proprietary concession assets that generate revenues governed by long term sales agreements, such as take-or-pay contracts or power purchase agreements. This activity includes the operation of electric (solar, cogeneration or wind) energy generation plants, desalination plants and transmission lines. These assets generate low demand risk and the Company focus on operating them as efficiently as possible.

    During June 2014, the Company's subsidiary, Abengoa Yield Plc. completed an initial public offering in the US, raising capital of €611 million, and listed its shares on Nasdaq (ABY). ABY grouped ten assets previously reported in different operating segments within the Concession-type infrastructures activity. As such, ABY became a new operating segment within the activity of Concessions-Type Infrastructures after its IPO and has been reported as such in the Company's quarterly financial information since the IPO.

    At the end of 2014 the operating segment Abengoa Yield was considered as discontinued operations (see Note 7). As a result, the Concession-type infrastructures activity again comprises four operating segments as it was reported through until the end of 2013:

    •
    Solar—Operation and maintenance of solar energy plants, mainly using thermo-solar technology.

    •
    Transmission—Operation and maintenance of high-voltage transmission power line infrastructures.

    •
    Water—Operation and maintenance of facilities aimed at generating, transporting, treating and managing water, including desalination and water treatment and purification plants.

    •
    Cogeneration and other—Operation and maintenance of conventional cogeneration electricity plants.

  •
  Industrial production; covers Abengoa's businesses with a high technological component, such as development of biofuels technology. The company holds an important leadership position in these activities in the geographical markets in which it operates.

ABENGOA

Consolidated financial statements

    This activity is comprised of one operating segment:

    •
    Biofuels—Production and development of biofuels, mainly bioethanol for transport, which uses cellulosic plant fiber cereals, sugar cane and oil seeds (soy, rape and palm) as raw materials.

  Abengoa's Chief Operating Decision Maker ('CODM') assesses the performance and assignment of resources according to the above identified segments. The CODM in Abengoa considers the revenues as a measure of the activity and the EBITDA (Earnings before interest, tax, depreciation and amortization) as measure of the performance of each segment. In order to assess performance of the business, the CODM receives reports of each reportable segment using revenues and EBITDA. Net interest expense evolution is assessed on a consolidated basis given that the majority of the corporate financing is incurred at the holding level and that most investemnts in assets are held at project companies which are financed through project debt. The depreciation, amortization and impairment charges are assessed on a consolidated basis in order to analyze the evolution of net income and to determine the dividend pay-out ratio. These charges are not taken into consideration by CODM for the allocation of resources because they are non-cash charges.

  The process to allocate resources by the CODM takes place prior to the award of a new project. Prior to presenting a bid, the company must ensure that the project debt for the new project has been obtained. These efforts are taken on a project by project basis. Once the project has been awarded, its evolution is monitored at a lower level and the CODM receives periodic information (revenues and EBITDA) on each operating segment's performance.

  a)
  The following table shows the Segment Revenues and EBITDA for the years 2014, 2013 and 2012:

	Revenue			Ebitda
Item	2014	2013	2012	2014	2013	2012
Engineering and construction
Engineering and construction	4,514,496	4,831,676	3,789,156	805,951	806,486	623,902

Total	4,514,496	4,831,676	3,789,156	805,951	806,486	623,902

Concession-type infraestructure
Solar	335,188	258,702	259,842	235,939	156,845	190,411
Transmission lines	91,347	47,497	24,415	64,289	27,657	6,927
Water	40,840	40,194	20,679	26,463	28,135	11,625
Cogeneration and other	32,036	37,951	53,243	3,941	7,344	2,896

Total	499,411	384,344	358,179	330,632	219,981	211,859

Industrial production
Biofuels	2,136,660	2,029,111	2,138,220	271,439	240,907	91,103

Total	2,136,660	2,029,111	2,138,220	271,439	240,907	91,103

Total	7,150,567	7,245,131	6,285,555	1,408,022	1,267,374	926,864

ABENGOA

Consolidated financial statements

  The reconciliation of segment EBITDA with the profit attributable to owners of the parent is as follows:

Line	2014	2013	2012
Total segment EBITDA	1,408,022	1,267,374	926,864
Amortization and depreciation	(474,864)	(516,368)	(406,276)
Financial expenses net	(854,742)	(638,948)	(638,701)
Share in profits/ (losses) of associates	7,018	(5,175)	17,875
Income tax expense	58,646	26,183	174,082
Profit (loss) from discontinued operations, net of tax	(22,203)	(22,742)	20,176
Profit attributable to non-controlling interests	3,415	(8,879)	(38,650)
Profit attributable to the parent company	125,292	101,445	55,370
  b)
  The long term assets and liabilities by Segment at the end of 2014 and 2013 are as follows:

	Engineering and construction	Concession-type infrastructure				Industrial prod.
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.14
Assets allocated
Intangible assets	396,309	276	—	6,775	915	1,164,099	1,568,374
Property plant and equipment	275,952	23,113	—	4,761	—	983,487	1,287,313
Fixed assets in projects	—	2,111,631	2,273,131	484,317	321,102	998,184	6,188,365
Current financial investments	711,312	87,237	30,694	9,403	8,775	201,132	1,048,553
Cash and cash equivalents	498,629	339,434	119,428	36,585	34,143	782,594	1,810,813

Subtotal allocated	1,882,202	2,561,691	2,423,253	541,841	364,935	4,129,496	11,903,418

Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—	—	997,748
Deferred tax assets	—	—	—	—	—	—	1,503,609
Other current assets	—	—	—	—	—	—	2,451,705
Assets held for sale	—	—	—	—	—	—	8,390,115
Subtotal unallocated	—	—	—	—	—	—	13,343,177

Total Assets	—	—	—	—	—	—	25,246,595

	Engineering and construction	Concession-type infrastructure				Industrial prod.
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.14
Liabilities allocated
L-T and S-T corpor. financing	1,351,648	983,267	362,154	105,978	98,904	2,267,006	5,168,957
L-T and S-T project debt	6,082	1,722,176	1,770,138	517,975	465,041	476,702	4,958,114
L-T and S-T lease liabilities	14,494	—	—	—	—	20,497	34,991

Subtotal allocated	1,372,224	2,705,443	2,132,292	623,953	563,945	2,764,205	10,162,062

Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	121,402
L-T grants and other liabilities	—	—	—	—	—	—	212,606
L-T and S-T provisions and contingencies	—	—	—	—	—	—	87,879
L-T derivative financial instruments	—	—	—	—	—	—	225,298
Deferred tax liabilities	—	—	—	—	—	—	281,797
L-T personnel liabilities	—	—	—	—	—	—	56,659
Other current liabilities	—	—	—	—	—	—	5,972,202
Liabilities held for sale	—	—	—	—	—	—	5,480,518

Subtotal unallocated	—	—	—	—	—	—	12,438,361

Total liabilities	—	—	—	—	—	—	22,600,423

Equity unallocated	—	—	—	—	—	—	2,646,172

Total liabilities and equity unallocated	—	—	—	—	—	—	15,084,533

Total liabilities and equity	—	—	—	—	—	—	25,246,595

ABENGOA

Consolidated financial statements

	Engineering and construction	Concession-type infrastructure				Industrial prod.
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.13
Assets allocated
Intangible assets	378,464	496	—	5,078	2,451	455,622	842,111
Property plant and equipment	230,198	31,756	—	—	10,941	1,000,694	1,273,589
Fixed assets in projects	2,757	4,704,728	2,749,837	447,531	1,011,429	997,991	9,914,273
Current financial investments	574,399	106,508	101,745	9,923	55,915	77,339	925,829
Cash and cash equivalents	1,537,418	258,519	109,566	35,369	143,557	867,254	2,951,683

Subtotal allocated	2,723,236	5,102,007	2,961,148	497,901	1,224,293	3,398,900	15,907,485

Unallocated assets
Non-current and associated financ. invest.	—	—	—	—	—	—	1,596,912
Deferred tax assets	—	—	—	—	—	—	1,281,092
Other current assets	—	—	—	—	—	—	2,200,953
Assets held for sale	—	—	—	—	—	—	166,403

Subtotal unallocated	—	—	—	—	—	—	5,245,360

Total Assets	—	—	—	—	—	—	21,152,845

	Engineering and construction	Concession-type infrastructure				Industrial prod.
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels	Balance as of 12.31.13
Liabilities allocated
L-T and S-T corpor. financing	1,588,500	1,137,763	112,812	—	2,536	2,648,987	5,490,598
L-T and S-T project debt	160,463	3,028,960	1,616,216	218,302	829,657	467,352	6,320,950
L-T and S-T lease liabilities	19,247	—	—	—	—	20,791	40,038

Subtotal allocated	1,768,210	4,166,723	1,729,028	218,302	832,193	3,137,130	11,851,586

Unallocated liabilities
L-T Other loans and borrowings	—	—	—	—	—	—	123,773
L-T grants and other liabilities	—	—	—	—	—	—	646,188
L-T and S-T provisions and contingencies	—	—	—	—	—	—	87,550
L-T derivative financial instruments	—	—	—	—	—	—	266,802
Deferred tax liabilities	—	—	—	—	—	—	327,304
L-T personnel liabilities	—	—	—	—	—	—	29,789
Other current liabilities	—	—	—	—	—	—	5,805,581
Liabilities held for sale	—	—	—	—	—	—	121,269

Subtotal unallocated	—	—	—	—	—	—	7,408,256

Total liabilities	—	—	—	—	—	—	19,259,842

Equity unallocated	—	—	—	—	—	—	1,893,003

Total liabilities and equity unallocated	—	—	—	—	—	—	9,301,259

Total liabilities and equity	—	—	—	—	—	—	21,152,845

    The criteria used to obtain the assets and liabilities per segment, are described as follows:

    •
    With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by segments (see Note 20), since its main purpose is to finance investments in projects and in companies needed to expand businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated (see Note 19).

ABENGOA

Consolidated financial statements

  c)
  Net Debt by segment as of December 31, 2014 and 2013 is as follows:

	Engineering and construction
		Concession-type infrastructure				Industrial prod.
							Balance as of 12.31.14
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels
Bank debt and current/non-curr. bond	1,351,648	983,267	362,154	105,978	98,904	2,267,006	5,168,957
L-T and S-T project debt	6,082	1,722,176	1,770,138	517,975	465,041	476,702	4,958,114
Obligat. under curr./non-curr. financial lease	14,494	—	—	—	—	20,497	34,991
Current financial investments	(711,312)	(87,237)	(30,694)	(9,403)	(8,775)	(201,132)	(1,048,553)
Cash and cash equivalents	(498,629)	(339,434)	(119,428)	(36,585)	(34,143)	(782,594)	(1,810,813)

Total net debt (cash)	162,283	2,278,772	1,982,170	577,965	521,027	1,780,479	7,302,696

	Engineering and construction					Industrial production
		Concession-type infrastructure
							Balance as of 12.31.13
Item	Eng. and const.	Solar	Trans.	Water	Cog. and other	Biofuels
Bank debt and current/non-curr. bond	1,588,500	1,137,763	112,812	—	2,536	2,648,987	5,490,598
L-T and S-T project debt	160,463	3,028,960	1,616,216	218,302	829,657	467,352	6,320,950
Obligat. under curr./non-curr. financial lease	19,247	—	—	—	—	20,791	40,038
Current financial investments	(574,399)	(106,508)	(101,745)	(9,923)	(55,915)	(77,339)	(925,829)
Cash and cash equivalents	(1,537,418)	(258,519)	(109,566)	(35,369)	(143,558)	(867,254)	(2,951,684)

Total net debt (cash)	(343,607)	3,801,696	1,517,717	173,010	632,720	2,192,537	7,974,073

    In order to obtain Net Debt, by segment:

    1.
    With the only objective of presenting liabilities by segment, Net Corporate Debt has been allocated by operating segment (see Note 20), since its main purpose is to finance investments in projects and in companies needed to expand the businesses and lines of activity of the group. Additionally, bridge loans issued at the corporate level has been allocated between different operating segments depending on the projects where funds have been destinated (see Note 19).

    2.
    Short-term financial investments and Cash and cash equivalents are presented reducing debt, since both items are considered highly liquid, even though short-term financial investments do not fulfill all the conditions to be classified as cash and cash equivalents.

ABENGOA

Consolidated financial statements

  d)
  The invetments in intangible assets and property, plant and equipment by segments for the years ended December 31, 2014, 2013 and 2012 is as follows:

Item	2014	2013	2012
Engineering and construction
Engineering and construction	133,630	131,834	111,253

Total	133,630	131,834	111,253

Concession-type infraestructure
Solar	811,637	346,500	737,784
Transmission lines	487,887	594,527	689,441
Water	99,356	242,131	53,361
Cogeneration and other	612,726	230,661	60,312

Total	2,011,606	1,413,819	1,540,898

Industrial production
Biofuels	127,228	57,395	152,174

Total	127,228	57,395	152,174

Discontinued operations	307,093	281,334	410,128

Total	2,579,557	1,884,382	2,214,453

  e)
  The distribution of depreciation, amortization and impairment charges by segments for the years 2014, 2013 and 2012 is as follows:

Item	2014	2013	2012
Engineering and construction
Engineering and construction	138,145	210,750	(143,360)

Total	138,145	210,750	(143,360)

Concession-type infraestructure
Solar	90,230	89,106	(76,974)
Transmission lines	34,838	24,105	(7,883)
Water	3,996	8,746	(4,017)
Cogeneration and other	10,906	11,125	(3,026)

Total	139,970	133,082	(91,900)

Industrial production
Biofuels	196,749	172,536	(171,016)

Total	196,749	172,536	(171,016)

Total	474,864	516,368	(406,276)

ABENGOA

Consolidated financial statements

5.2.
Information by geographic areas

a)
The revenue distribution by geographical region for the years 2014, 2013 and 2012 is as follows:

Geographical region	2014	%	2013	%	2012	%
—North America	2,253,624	31.5	2,670,411	36.9	2,569,313	40.9
—South America (except Brazil)	1,301,816	18.3	689,554	9.5	522,343	8.3
—Brazil	874,687	12.2	726,019	10.0	986,563	15.7
—Europe (except Spain)	892,872	12.5	863,329	11.9	877,758	14.0
—Other regions	938,517	13.1	1,166,510	16.1	404,599	6.4
—Spain	889,051	12.4	1,129,308	15.6	924,979	14.7

Consolidated Total	7,150,567	100	7,245,131	100	6,285,555	100

Outside Spain amount	6,261,516	87.6	6,115,823	84.4	5,360,576	85.3

Spain amount	889,051	12.4	1,129,308	15.6	924,979	14.7

    During 2013 we reported results from Mexico as part of South America. In the year ended December 31, 2014, in order to better reflect the geographical segmentation of our business we included amounts from Mexico in the North America segment. The information by geographic areas for the year ended December 31, 2013 has been presented according to the new geographic segmentation.

  b)
  The net book value of Intangible assets and Property, plant and equipment by geographical region as of December 31, 2014 and 2013 is as follows:

Geographic region	Balance as of 12.31.14	Balance as of 12.31.13
Spain	825,364	831,529

—North America	1,076,259	334,651
—South America (except Brazil)	34,243	25,766
—Brazil	380,905	381,894
—Europe (except Spain)	508,712	520,541
—Other regions	30,204	21,319

Foreign market	2,030,323	1,284,171

Total	2,855,687	2,115,700

  c)
  The net book value of Fixed assets in projects by geographic region as of December 31, 2014 and 2013 is as follows:

Geographic region	Balance as of 12.31.14	Balance as of 12.31.13
Spain	1,643,547	2,987,456

—North America	578,763	2,658,753
—South America (except Brazil)	2,350	813,098
—Brazil	3,289,310	2,757,365
—Europe (except Spain)	145,633	153,442
—Other regions	528,762	544,159

Foreign market	4,544,818	6,926,817

Total	6,188,365	9,914,273

ABENGOA

Consolidated financial statements

Note 6. — Changes in the composition of the group

6.1.
Changes in the consolidation group

a)
In 2014 a total of 84 subsidiaries (56 in 2013 and 79 in 2012), 3 associates (2 in 2013 and 5 in 2012) and 5 joint ventures (3 in 2013 and 9 in 2012), were included in the consolidation group, which are identified in Appendices I, II, III, XII, XIII and XIV of these Consolidated Financial Statements.

    These changes did not have a significant impact on the overall consolidated amounts in 2014, 2013 and 2012.

    In addition, during 2014, 19 Temporary joint operations (UTE), (22 in 2013 and 14 in 2012) 5 of them with partners which do not being to the Group, have commenced their activity or have started to undertake a significant level of activity and were included in the consolidation group.

    The amounts set out below represent the Group's proportional interest in the assets, liabilities, revenues and profits of the UTE with partners non Group shareholding, which have been included in the Consolidated Financial Statements in 2014 and 2013 (and revenues and profits of the UTE with partners non Group shareholding which have been included in the Consolidated Financial Statements in 2012):

	2014	2013
Non-current assets	8,354	7,498
Current assets	124,096	152,974
Non-current liabilities	7,421	5,534
Current liabilities	119,248	152,871

	2014	2013	2012
Revenue	40,510	58,112	66,419
Expenses	(36,148)	(61,032)	(76,795)
Profit/ (loss) after taxes	4,362	(2,920)	(10,376)
  b)
  In 2014 a total of 14 subsidiaries were no longer included in the consolidation group (88 in 2013 and 46 in 2012), 2 associates (4 in 2013 and 5 in 2012) and 1 joint ventures (9 in 2013 and 7 in 2012), which are identified in Appendix IV, V and VI and which did not have any material impact in the Consolidated Income Statement, except for disposals mentioned in Note 6.3b).

    During 2014, 2 UTE, (17 in 2013 and 33 in 2012), which do not belong to the Group, were excluded from the consolidated group because they had ceased their activities or had become insignificant in relation to overall group activity levels. The proportional consolidated revenues of these UTE in 2014 were null (€53 thousand in 2013 and €271 thousand in 2012).

  c)
  In December 2014, full consolidation of Abengoa Bioenergy Biomass of Kansas, LLC and Mojave Solar, LLC, previously accounted for under the equity method, began after we gained control of these entities (see Note 6.4). At the end of 2014, this last company is included in the Abengoa Yield consolidation group and classified as discontinued operations at the end of 2014 (see Note7).

    On October 13, 2013, Arizona Solar One, LLC, which was recorded under the equity method, started to be fully consolidated after we gained control over the entity (see Note 6.4). At the

ABENGOA

Consolidated financial statements

    end of 2014 this company is included in the Abengoa Yield consolidation group and classified as discontinued operations in accordance with the requirements of IFRS 5 (see Note 7).

    During 2012, Rioglass group, which was consolidated proportionally until December 31, 2011, started to be fully consolidated due to the business combination conducted in this period (see Note 6.4).

6.2.
Initial Public Offering of Abengoa Yield Plc.

  On June 18, 2014 Abengoa Yield Plc. ('Abengoa Yield' o 'ABY'), a wholly-owned subsidiary of Abengoa, closed its initial public offering of 28,577,500 ordinary shares, including the exercise in full of underwriters' over-allotment option ('greenshoe option'). These shares were offered at a price of USD 29 per share for total gross proceeds of USD 828.7 million (€611.0 million) before underwriter discounts and offering expenses.

  Abengoa Yield's shares began trading on the NASDAQ Global Select Market under the symbol 'ABY' on June 13, 2014.

  Abengoa Yield is a dividend growth-oriented company formed to serve as the primary vehicle through which Abengoa will own, manage and acquire renewable energy, conventional power and electric transmission lines and other contracted revenue-generating assets, initially focused in North America and South America, as well as Europe.

  Abengoa Yield Limited was incorporated on December 17, 2013. On March 17, 2014, the General Shareholders Meeting approved its conversion to Plc, with effect on March 19, 2014.

  Prior to the closing of the offering, Abengoa contributed to Abengoa Yield ten concessional assets, certain holding companies and a preferred equity investment in Abengoa Concessoes Brasil Holding (a subsidiary of Abengoa engaged in the development, construction and management of transmission lines in Brazil). As consideration for this asset transfer, Abengoa received a 64.28% interest in Abengoa Yield and USD 779.8 million (€575 million) in cash, corresponding to the net proceeds of the initial public offering after underwriter discounts and offering expenses.

  As a result of the Initial Public Offering, Abengoa recorded Non-controlling interest amounting to €488.9 million, corresponding to the book value of the 35.72% stake in Abengoa Yield sold in the initial public offering and a positive impact in Equity amounting to €86 million, for the difference between the net proceeds and the book value of the net assets transferred.

  At the end of 2014, and following the start of the implementation of the Company's plan to reduce the participation of Abengoa Yield Plc which will result in a loss of control, we proceeded to account for ABY as a discontinued operation based on the requirements of IFRS 5 (see Note 7).

6.3.
Main acquisitions and disposals

a)
Acquisitions

•
There were no significant acquisitions during the year 2014, 2013 and 2012.

b)
Disposals

•
On December, 2014, Abengoa Yield closed the acquisition of Solacor 1 and Solacor 2 and PS10 and PS 20 (thermo-solar assets with a combined capacity of 131 MW located in Spain) and Cadonal (wind farm of 50 MW, located in Uruguay). The first acquisition of assets has been completed for a total amount of 312 million US dollars and it was

ABENGOA

Consolidated financial statements

      made pursuant to the Right of First Offer agreement signed between the two companies.

    •
    On December 5, 2014, all the conditions necessary to close the sale of Qingdao BCTA Desalination Co., Ltd ('Qingdao'), a desalination plant in China, were fulfilled. The transaction price was set at 440 million chinese yuan. This sale brought Abengoa a cash inflow of €49.7 million and generated an after-tax profit of €5.1 million.

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

    •
    On March 16, 2012, the Company reached an agreement with Compañía Energética Minas Gerais (CEMIG) to sell the 50% stake that Abengoa S.A. still owned in four transmission line concessions in Brazil (STE, ATE, ATE II and ATE III). On July 2, we received €354 million of cash proceeds corresponding to the total price agreed for the shares. The gain from this sale has amounted to €4 million and is recorded in 'Other operating income' in the Consolidated Income Statements.

6.4.
Business combinations

  Full consolidation of Abengoa Bioenergy Biomass of Kansas, LLC, the company that owns the assets and liabilities of the second-generation biofuels plant in Hugoton, USA, previously accounted through the equity method, began in December 2014 once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Administration. This change of control of the company and consequently its full consolidation means that all its assets and liabilities have been integrated according to IFRS 3 ('Business combinations') with no significant differences arising between the book value in Abengoa's consolidation and its fair value.

  The amount of assets and liabilities related to Abengoa Bioenergy Biomass of Kansas, LLC consolidated as of December 31, 2014 is shown in the following table:

As of December 31, 2014
Non-current assets	686,253
Current assets	16,229
Non-current and current liabilities	(151,446)
Equity	(551,036)

  Additionally, full consolidation of Mojave Solar, LLC, the company that owns the assets and liabilities of the thermo-solar plant in Mojave, USA, previously accounted through the equity method, began in December 2014 once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Administration. This change of control of the company and consequently its full consolidation means that all its assets and liabilities

ABENGOA

Consolidated financial statements

  have been integrated according to IFRS 3 ('Business combinations') with no significant differences arising between the book value in Abengoa's consolidation and its fair value.

  At the end of 2014, Mojave Solar, LLC is included in the Abengoa Yield consolidation group and classified as discontinued operations in accordance with the requirements of IFRS 5 (see Note 7). Therefore, Abengoa's Consolidated Financial Statements as of December 31, 2014 include Mojave Solar, LLC's assets and liabilities under a single heading in Assets held for sale and liabilities held for sale within the Consolidated statements of financial position.

  Full consolidation of Arizona Solar One, LLC, the company that owns the assets and liabilities of the thermo-solar plant in Arizona, USA, previously accounted through the equity method, began in October 2013 once control over this company was obtained as it entered a stage in which relevant decisions are no longer subject to the control and approval of the Administration. This change of control of the company and consequently its full consolation means that all its assets and liabilities have been integrated according to IFRS 3 ('Business combinations') with no significant differences arising between the book value in Abengoa's consolidation and its fair value.

  At the end of 2014, this company is included in the Abengoa Yield consolidation group and classified as discontinued operation in accordance with the requirements of IFRS 5 (see Note 7). Therefore, Abengoa's Consolidated financial statements as of December 31, 2014 include its assets and liabilities under a single heading in Assets held for sale and liabilities held for sale within the Consolidated statements of financial position.

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

ABENGOA

Consolidated financial statements

  Additionally, according to IFRS 3, the purchase price allocation, was as follows:

	Book value	Fair value
Non-current assets	66,141	187,157
Current assets	64,856	73,564
Non-current and current liabilities	(73,082)	(110,148)
Book value of share capital of acquired net assets	28,958	—

Fair value of acquired net assets	—	150,573

Stake in fair value of acquired net assets (I)	—	75,287

Fair value of the stake acquired (II)	—	114,206

Goodwill (Difference II – I)	—	38,919

Note 7. — Assets held for sale and discontinued operations

7.1.
Plan to further optimize Abengoa Financial Structure

  On December 15, 2014, Abengoa's Board of Directors approved the plan to further improve its financial structure through three main initiatives:

  •
  Reduce its stake in Abengoa Yield

  •
  Accelerate the sale of assets to Abengoa Yield

  •
  The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction as well as in new contracted assets under development.

  The impacts of these initiatives and their main effects in relation to the reclassification to heading 'Assets held for sale and discontinued operations' as of December 31, 2014 are described below.

  Reduce its stake in Abengoa Yield

  The plan to reduce the stake in Abengoa Yield was initiated at year end 2014 with the approval of the Abengoas's Board of Directors and is expected to be completed within one year, through the completion of following steps:

  •
  An initial stage to divest a 13% stake ended on January 16, 2015, via the sale in an underwritten public offering of 10,580,000 ordinary shares in Abengoa Yield (including 1,380,000 shares sold pursuant to the exercise in full of the underwritters' over-allotment option) at a price of USD 31 per share, bringing the holding in Abengoa Yield to 51%. This sale generated USD 328 million for Abengoa, before fees.

  •
  The second step will consist of the divestment of an additional shareholding in Abengoa Yield and the strengthening of the Right Of First Offer (ROFO) agreement between the two companies, as well as a review of the corporate governance of Abengoa Yield to reinforce the role of the independent directors so that control is effectively transferred when the second sale takes place.

  Taking into account that Abengoa Yield was presented as an operating segment within the Concession-Type Infrastructures activity during part of the year 2014 and due to the significance that the activities carried out by Abengoa Yield have for Abengoa, the sale of this shareholding is considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

ABENGOA

Consolidated financial statements

  In accordance with this standard, the results of Abengoa Yield for the year 2014 are included under a single heading in Abengoa's Consolidated Financial Statements for the year ended December 31, 2014.

  Likewise, the Consolidated Income Statement for the year, 2013, which is included for comparison purposes in Abengoa's Consolidated Financial Statements for the year ended December 31, 2014 also includes the results generated by Abengoa Yield recorded under a single heading ('Profit (loss) from discontinued operations, net of tax'), for the activities which are now considered discontinued.

  As of December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Abengoa Yield and reclassified to assets and liabilities held for sale in accordance with IFRS 5, is as follows:

Balance as of 12.31.14
Fixed assets in projects	5,574,324
Investments in associates	4,136
Financial investments	43,623
Deferred tax assets	58,465
Current assets	580,441
Project debt	(3,457,156)
Other non-current liabilities	(1,263,060)
Other current liabilities	(102,539)

Total net assets and liabilities held for sale	1,438,234

  Additionally, for the years ended December 31, 2014 and 2013, the impact of the discontinuity of the Abengoa Yield's Income Statements, is as follows:

	2014	2013	2012
Revenue	224,563	111,339	26,397
Other operating income	18,206	5,627	3,316
Operating expenses	(112,046)	(74,006)	(23,705)
I. Operating profit	130,723	42,960	6,008
II. Financial expense, net	(148,935)	(82,867)	(15,892)
III. Share of profit/(loss) of associates carried under the equity method	(581)	10	(314)
IV. Profit before income tax	(18,793)	(39,897)	(10,198)
V. Income tax benefit	(3,410)	17,750	(2,169)
VI. Profit for the period from continuing operations	(22,203)	(22,147)	(12,367)

VIII. Profit for the period attributable to the Parent Company	(22,203)	(22,147)	(12,367)

ABENGOA

Consolidated financial statements

  Furthermore for the years ended December 31, 2014 and 2013, the breakdown of the Consolidated Cash Flows Statements of Abengoa Yield is as follows:

	2014	2013	2012
Profit for the year from continuing operations	(22,203)	(22,147)	(12,367)
I. Profit for the year from continuing operations adjusted by non monetary items	123,575	68,184	17,874
II. Variations in working capital	24,245	6,937	28,065
III. Interest and income tax received / paid	(123,167)	(46,964)	(31,554)
A. Net cash provided by operating activities	24,653	28,157	14,385
I. Investments/Disposals	(284,019)	(523,118)	(832,979)
B. Net cash used in investing activities	(284,019)	(523,118)	(832,979)
I. Proceeds from loans and borrowings	1,100,954	858,352	257,430
II. Repayment of loans and borrowings	(1,359,938)	(502,947)	(46,718)
III. Other finance activities	509,491	333,638	628,749
C. Net cash provided by financing activities	250,507	689,043	839,461
Net increase/(decrease) in cash and cash equivalents	(8,859)	194,082	20,867
Cash, cash equivalents and bank overdrafts at beginning of the year	259,854	73,919	53,438
Translation differences cash or cash equivalent	40,418	(8,147)	(386)
Cash and cash equivalents at end of the year	291,413	259,854	73,919

  Finally for the year ended December 31, 2014, the amount of expenses recognized directly in equity related to Abengoa Yield amounts to €14,311 thousand.

  Accelerate the sale of assets to Abengoa Yield

  The plan to accelerate the sale of assets to Abengoa Yield under the Right of First Offer (ROFO) agreement was launched at the start of 2014 with the approval of Abengoa's board of directors, with the aim of divesting certain concession project companies that own desalination plants in Algeria (Skikda and Honnaine), transmission lines in Peru (ATN2) and an STE plant in Abu Dhabi (Shams). Given that as of December 31, 2014, the previous companies are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Until closing of the sale transaction, the assets will be classified as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

ABENGOA

Consolidated financial statements

  As of December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to these companies and reclassified to assets and liabilities held for sale, is as follows:

Balance as of 12.31.14
Fixed assets in projects	142,213
Investments in associates	37,901
Financial investments	297
Current assets	35,463
Project debt	(126,170)
Other non-current liabilities	(491)
Other current liabilities	(2,210)

Total net assets and liabilities held for sale	87,003

  A definitive agreement was reached with Abengoa Yield on February 3, 2015 for a total of USD 142 million following approval by Abengoa's board of directors. It includes the divestment of the aforementioned assets (classified as assets held for sale at the end of 2014) and 29.6% of the stake held in Helioenergy 1 and 2 (a thermo-solar assets in Spain) at the end of the year. Since the agreement to divest Helioenergy 1 and 2 was performed during January 2015, such assets have not been classified as assets held for sale. Related to desalination plants in Algeria, Abengoa also entered into a two year call and put option agreement with Abengoa Yield by which they have put option rights to require Abengoa to purchase back these assets at the same price paid by them and Abengoa has call option rights to require them to sell back these assets if certain indemnities and guarantees provided by Abengoa related to past circumstances reach a certain threshold.

  The creation of a joint venture with external equity partners that will invest in a portfolio of contracted assets under construction and development.

  On December 11, 2014, the company reached a non-binding agreement with the infrastructure fund EIG Global Energy Partners to jointly invest in a new company (Newco) to which Abengoa will contribute its shareholdings in a series of companies. These project companies own concessions for conventional generation and renewable energy assets and transmission lines in different regions, including the USA, Mexico, Brazil and Chile. The new company will be jointly managed, although EIG will hold a majority stake in the new company. Once the agreement has been completed and the projects have been transferred to Newco, Abengoa will no longer have a controlling interest in these assets. Given that as of December 31, 2014, the companies associated with previous projects are available for immediate sale and the sale is highly probable, the Company has classified the associated assets and liabilities as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Until closing of the sale transaction, the assets will be reported as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

ABENGOA

Consolidated financial statements

  As of December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to companies to be transferred to the new company and reclassified to assets and liabilities held for sale, is as follows:

Balance as of 12.31.14
Fixed assets in projects	1,710,429
Financial investments	44
Deferred tax assets	47
Current assets	33,348
Project debt	(252,784)
Other non-current liabilities	(13,646)
Other current liabilities	(115,346)

Total net assets and liabilities held for sale	1,362,092

7.2.
Assets held for sale (shares in Linha Verde Transmissora de Energía, S.A.)

  The Company has signed with Centrais Elétricas do Norte do Brasil S.A (Eletronorte) a share purchase agreement to sell its 51% stake in Linha Verde Transmissora de Energía S.A. ('Linha Verde'), a company with a concession of an electric transmission line in Brazil which is currently in pre-operational stage. As of December 31, 2014, the sale is subject to the closing conditions customary for the sale of these types of assets.

  Given that as of that date the subsidiary is available for immediate sale and the sale is highly probable, the Company has classified the assets and liabilities of Linha Verde as held for sale in the Consolidated Statement of Financial Position as of December 31, 2014. Until closing of the sale transaction, the assets will be classified as held for sale in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

  The expected cash proceeds will be approximately 40 million Brazilian Real (approximately €12.4 million).

  As of December 31, 2014, the breakdown of the assets and liabilities included in the Consolidated Statements of Financial Position related to Linha Verde and reclassified to assets and liabilities held for sale, are as follows:

Balance as of 12.31.14
Fixed assets in projects	163,529
Deferred tax assets	834
Current assets	5,022
Project debt	(116,398)
Other current liabilities	(30,719)

Total net assets and liabilities held for sale	22,268

ABENGOA

Consolidated financial statements

7.3.
Sale of shares in Befesa Medio Ambiente, S.L.U.

  On June 13, 2013 the Company reached an exclusive agreement with certain investment funds managed by Triton Partners to wholly transfer Abengoa's shareholding in Befesa Medio Ambiente, S.L.U. The agreed sale price was €1,075 million (considering the net debt adjustments, total consideration to Abengoa amounted to €620 million). The sale of this shareholding involved a cash deposit of €331 million. The balance of the agreed payment, to complete the aforementioned figure of €620 million, consisted of a deferred payment of €17 million (€15 million held as a deposit until ongoing litigations are resolved and two million Euros in long-term receivables from a client of Befesa Medioambiente), a credit note of €48 million to mature in five years and a deferred payment of €225 million through a convertible loan with 15 years maturity and subject to two extension options of five years each at the discretion of the venture capital fund. The loan's principal was settled with a single repayment at maturity and accrues interest at the 6-month Euribor, plus a 6% spread, with an option for the fund to capitalize or pay interest at the end of each accrual period. Certain triggering events, which include Befesa's insolvency, a maximum net debt/EBITDA ratio of 8.0 throughout the life of the convertible loan, and failure to meet certain financial objectives in the last three years of the 15-year loan (minimum expected operating cash flow, minimum cash coverage ratio of 1.3) resulted in the automatic conversion of the loan into 14.06% of Befesa's shares.

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

  On February 4, 2015, the Company signed an agreement with Triton Partners to sell credit note in the nominal amount of €48 million, which was part of the consideration agreed for the sale of Befesa.

  The sale transaction generated a gain of €0.4 million in the 'Results for the year from discontinued operations, net of taxes' in the Consolidated Income Statement for the year 2013.

  Taking into account the significance that the activities carried out by Befesa had for Abengoa, the sale of this shareholding was considered as a discontinued operation in accordance with the stipulations and requirements of IFRS 5, 'Non-Current Assets Held for Sale and Discontinued Operations'.

  In accordance with this standard, the Consolidated Income Statement for the year ended December 31, 2013 and 2012, which are included for comparison purposes in Abengoa's Consolidated Financial Statements for the year ended December 31, 2014 include the results generated by Befesa under a single heading, for the activities which are now considered discontinued.

ABENGOA

Consolidated financial statements

  Below is the breakdown of the Consolidated Income Statements related to Befesa up to the date of sale (June 13, 2013 and 2012):

	2013	2012
Revenue	317,517	605,597
Other operating income	4,670	15,373
Operating expenses	(317,132)	(536,565)
I. Operating profit	5,055	84,405
II. Financial expense, net	(18,623)	(46,624)
III. Share of profit/(loss) of associates carried under the equity method	138	4,931
IV. Profit before income tax	(13,430)	42,712
V. Income tax benefit	12,454	(10,169)
VI. Profit for the period from continuing operations	(976)	32,543
VII. Profit attributable to non-controlling interests	—	(1,345)

VIII. Profit for the period attributable to the Parent Company	(976)	31,198

  Additionally, below is the composition of the heading 'Profit (loss) from discontinued operations, net of tax' included in the Consolidated Income Statements for year 2013:

2013
Gain on the sale of Befesa	381
% result of Befesa integration	(976)

Profit from discontinued operations, net of tax	(595)

7.4.
Assets held for sale (shares in BCTA Qingdao, S.L.)

  As of December 31, 2013, the Company started a process of negotiations to sell its 92.6% interest in Qingdao BCTA Desalination Co., Ltd., ('Qingdao') a desalination plant in China. Given that as of that date the subsidiary was available for inmediate sale and the sale is highly probable, the Company classified the assets and liabilities of Qingdao as held for sale in the Consolidated Statement of Financial Position as of December 31, 2013. Until closing of the sale transaction, the assets have been reported as held for sale in accordance with the stipulations and requirements of IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations.

  As of December 31, 2013, the breakdown of the assets and liabilities classified as Held for Sale, are as follows:

Balance as of 12.31.13
Fixed assets in projects	138,067
Financial investments	16
Deferred tax assets	432
Current assets	27,888
Project debt	(95,460)
Other current liabilities	(25,809)

Total net assets and liabilities held for sale	45,134

ABENGOA

Consolidated financial statements

  On December 5, 2014, all the conditions necessary to close the sale of this company were fulfilled. The transaction price was set at 440 million chinese yuan. This sale brought Abengoa a cash inflow of €49.7 million and generated an after-tax profit of €5.1 million.

Note 8. — Intangible assets

8.1.
The following table sets out the movement of intangible assets in 2014:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2013	476,059	311,444	273,285	1,060,788
Additions	—	91,020	36,236	127,256
Disposals and decreases	—	(1,886)	(3,254)	(5,140)
Translation differences	11,586	5,463	4,444	21,493
Change in consolidation	—	676,846	—	676,846
Reclassifications	—	(19,482)	647	(18,835)
Transfer to assets held for sale	—	—	(15,880)	(15,880)

Total cost as of December 31, 2014	487,645	1,063,405	295,478	1,846,528

Accumulated depreciation	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2013	—	(146,651)	(72,026)	(218,677)
Additions	—	(42,985)	(34,492)	(77,477)
Disposals	—	—	21,059	21,059
Translation differences	—	(2,322)	(796)	(3,118)
Reclassifications	—	(629)	688	59

Total amort. as of December 31, 2014	—	(192,587)	(85,567)	(278,154)

Net balance at December 31, 2014	487,645	870,818	209,911	1,568,374

  The increase in goodwill is due to the translation differences caused by the appreciation of the US Dollar and the Brazilian real against the Euro.

  The increased cost of intangible assets is primarily due to investment in research and development projects (see Note 8.4) and to the change in the consolidation scope following the start-up and control of the Hugoton second generation biofuels plant in the United States, which is owned by Abengoa Bioenergy Biomass of Kansas, LLC (See Note 6.4) and it has been classified as development assets (see Note 8.4).

  During 2014 no significant losses from impairment of intangible assets were recorded.

ABENGOA

Consolidated financial statements

8.2.
The following table sets out the movement of intangible assets in 2013:

Cost	Goodwill	Development assets	Other	Total
Total cost as of December 31, 2012	1,115,275	223,751	392,450	1,731,476
Additions	—	100,888	386,775	487,663
Disposals and decreases	—	(4,691)	—	(4,691)
Translation differences	(77,681)	(1,640)	(1,859)	(81,180)
Change in consolidation	(561,535)	(6,864)	(5,828)	(574,227)
Reclassifications	—	—	(498,253)	(498,253)

Total cost as of December 31, 2013	476,059	311,444	273,285	1,060,788

Accumulated depreciation	Goodwill	Development assets	Other	Total
Total amort. as of December 31, 2012	—	(116,823)	(57,908)	(174,731)
Additions	—	(31,510)	(20,463)	(51,973)
Translation differences	—	604	519	1,123
Change in consolidation	—	1,078	5,826	6,904

Total amort. as of December 31, 2013	—	(146,651)	(72,026)	(218,677)

Net balance at December 31, 2013	476,059	164,793	201,259	842,111

  The decrease in goodwill was mainly due to the exclusion of Befesa from the consolidation scope (see Note 7) and due to the negative effect of the depreciation of the Brazilian real with respect to the Euro.

  The cost of intangible assets increased principally due to the investment effort in research and development projects (see Note 8.3) offset by the reclassification of the fixed assets related to the Solaben 1 and 6 thermo-solar plants as Fixed assets in projects, once the project debt for these projects had been obtained (see Note 10.1).

  During 2013 no significant losses for impairment of intangible assets were recorded.

8.3.
Total amortización expense of intangible assets for the year 2012 was €68,466.

8.4.
Development assets

  During 2014, Abengoa made significant Research, Development and Innovation (R&D&i) investment efforts, investing a total of €597,784 thousand (€426,358 thousand in 2013 and €91,260 thousand in 2012) through the development of new technologies in different areas of business (solar technology, biotechnology, desalination, water treatment and reuse, hydrogen, energy storage and new renewable energies).

ABENGOA

Consolidated financial statements

  The following table summarizes the total investments made in R&D&i in 2014 and 2013:

	Assets as of 12.31.13	Investment during the fiscal year	Other movements	Transfer to assets held for sale	Assets as of 12.31.14
Development assets (Note 8.1)	311,444	91,020	660,941	—	1,063,405
Development assets in projects (Note 10.1)	71,204	304,392	—	(375,596)	—
Development assets in investments in associates (Note 11.2)	474,239	193,658	(549,093)	—	118,804
Technological development research 2014	—	8,714	(8,714)	—	—

Total in the 2014 fiscal year	856,887	597,784	103,134	(375,596)	1,182,209

	Assets as of 12.31.12	Investment during the fiscal year	Other movements	Transfer to assets held for sale	Assets as of 12.31.13
Development assets (Note 8.2)	223,751	100,888	(13,195)	—	311,444
Development assets in projects (Note 10.1)	73,424	—	(2,220)	—	71,204
Development assets in investments in associates (Note 11.2)	155,301	318,938	—	—	474,239
Technological development research 2013	—	6,532	(6,532)	—	—

Total in the 2013 fiscal year	452,476	426,358	(21,947)	—	856,887

  In 2014 Abengoa continued its strategy of developing proprietary technology to give it a competitive advantage and as a vector for growing its business. Thanks to this commitment to R&D and innovation, the Abengoa Research laboratories at Campus Palmas Altas became fully operational during the year with facilities for the different technology areas of Abengoa's business segments:

    •
    Biological laboratory

    •
    Electrical laboratory

    •
    Materials laboratory

    •
    Thermal fluids laboratory

    •
    Chemistry laboratory

    •
    Biomolecular and biochemistry laboratory

  The main development assets are based on technologies that enable Abengoa's strategic R&D areas to continue progressing, such as technologies for solar-thermal plants, energy storage systems, bio-refining, treating municipal solid waste for energy production, and plants for treating and reusing water.

ABENGOA

Consolidated financial statements

  In solar-thermal technology it is worth noting the construction of Khi Solar One, the world's first commercial plant using tower technology and superheated steam, in South Africa. The 5O MW plant is expected to come into operation in 2015.

  Additionally, in the field of solar-thermal power, it is worth noting the construction of the solar plant project in the Atacama Desert (Chile), which combines tower technology based on molten salts (110 MW) and photovoltaics (100 MW) with energy storage systems that use molten salts and batteries. This plant will enable renewable power to be continually produced 24 hours a day, supplying demand from the network at any given time.

  The R&D and innovation carried out by Abengoa also resulted in the enzymatic cocktail that converts non-food organic material into biofuels, which led to the opening of Abengoa's first 2G bioethanol plant located in Hugoton (USA) in October 2014, where up to 95 million liters of bioethanol are produced annually from 350,000 tons of biomass approximately, specifically agricultural waste. In Brazil the company is developing second-generation ethanol production from sugar cane straw and bagasse, while one of the world's largest commercial biomass plants that will generate 215 MW of power will be constructed in Gante.

  Work also continues on developing the Waste to Biofuels (W2B) project in Salamanca (Spain), to produce biofuels from municipal solid waste (MSW), solving the issue of how to manage this waste while generating a high value added product.

  In the field of R&D+i for integral water management, nanotechnology is being developed for water treatment processes. Projects include a desalination plant being developed in Ténes (Algeria) using reverse osmosis technology to desalinate 200,000 m3 of water per day, while in the city of San Antonio, Texas (USA) a drinking water treatment and water supply project is underway that will supply 168,970 m3 of water per day and includes an agreement to manage the plant for a 30 year period.

  As a technology company, Abengoa is committed to using R&D to develop new businesses that enable it to grow. Additionally, it has made an investment effort to the development of the company's emerging businesses related to hydrogen and energy.

  The expenses for Technological development research for the year 2012 was €6,404 thousand.

8.5.
Goodwill

  The table below shows the breakdown of Goodwill as of December 31, 2014 and 2013:

Goodwill / Operating segment	Balance as of 12.31.14	Balance as of 12.31.13
Abener Eng. and Const. Services, LLC (Enginneering and construction)	26,658	25,663
Abengoa Bioenergía Brasil (Biofuels)	354,437	351,280
Abengoa Bioenergy USA (Biofuels)	36,621	32,334
Rioglass Solar (Enginneering and construction)	38,914	38,919
Other	31,015	27,863

Total	487,645	476,059

ABENGOA

Consolidated financial statements

  Based on the values in use calculated in accordance with the assumptions and hypothesis described in Notes 2.8 and 3, in 2014 and 2013 the recoverable amount of the cash generating units to which goodwill was assigned is higher than their carrying amount.

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

Note 9. — Property, plant and equipment

9.1.
The table below shows the movement on the different categories of Property, plant and equipment (PP&E) for 2014:

Cost	Lands and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total balance as of December 31, 2013	494,174	1,240,458	49,601	87,841	1,872,074
Additions	8,873	43,221	24,596	15,919	92,609
Disposals and decreases	(2,132)	(5,886)	(1,008)	(2,625)	(11,651)
Translation differences	6,781	36,832	2,536	1,403	47,552
Reclassifications	5,407	(11,428)	(16,284)	854	(21,451)

Total Balance as of December 31, 2014	513,103	1,303,197	59,441	103,392	1,979,133

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other fixed assets	Total
Total accum. deprec. as of December 31, 2013	(109,286)	(418,111)	—	(71,088)	(598,485)
Additions	(17,326)	(63,328)	—	(12,980)	(93,634)
Disposals and decreases	1,054	2,053	—	2,611	5,718
Translation differences	(1,901)	(17,047)	—	(756)	(19,704)
Reclassifications	9,567	(18,774)	—	23,492	14,285

Total accum. deprec. as of December 31, 2014	(117,892)	(515,207)	—	(58,721)	(691,820)

Net balance at December 31, 2014	395,211	787,990	59,441	44,671	1,287,313

  The increase in Property, plant and equipment in 2014 was primarily due to improvements in the technical facilities of the Rotterdam plant, fitting out a research laboratory in Spain and a new warehouse in Spain, construction equipment purchases for projects in Peru, Uruguay and Chile, and the new offices in India.

  During 2014 no significant losses from impairment of PP&E were recorded.

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

  In 2013, the decrease in Property, plant and equipment was mainly due to the exclusion of Befesa Medio Ambiente, S.L.U. (see Note 7) and Bargoa, S.A. (see Note 6.3.b) from the consolidation scope following the sales of their shareholdings (–€105 million). However, there was an increase due to construction of a new metal structures manufacturing plant in India; the construction and equipping of a research laboratory in Spain; and the acquisition of machinery for projects in Peru.

  During 2014, no significant losses from impairment of PP&E were recorded.

9.3.
The depreciation expense of Property, plant equipment for the year 2012 was €109, 483 thousand.

9.4.
Property, plant and equipment not assigned to operating activities at the year-end is not significant.

9.5.
The companies' policy is to contract all insurance policies deemed necessary to ensure that all Property, plant and equipment is covered against possible risks that might affect it.

9.6.
The amount of capitalized interest costs included in PP&E at December 31, 2014 was €1,447 thousand (€1,846 thousand in 2013 and €2,051 thousand in 2012).

ABENGOA

Consolidated financial statements

9.7.
At the end of 2014 and 2013, Property, Plant and Equipment include the following amounts where the group is a lessee under a finance lease:

	Balance as of 12.31.14	Balance as of 12.31.13
Capitalized finance-lease cost	22,336	21,304
Accumulated depreciation	(2,785)	(2,635)

Net carrying amount	19,551	18,669

9.8.
The cost of lands included in the lands and building subcategory amounted to €85,063 thousand at December 31, 2014 (€82,205 thousand in 2013).

9.9.
The table below sets out the information related to those assets constructed by the Group during 2014 and 2013 classified under the heading Property, plant and equipment of the Consolidated Statement of Financial Position):

	12.31.14	12.31.13
Property, plant and equipment constructed by the Group (accumulated)	941,652	931,422
Revenue generated by property, plant and equipment constructed by the Group	742,520	746,745
Operating result of property, plant and equipment constructed by the Group	(10,831)	(50,966)

Note 10. — Fixed assets in projects

        As indicated in Note 2.5 included in the Group are several companies which engage in the development of projects including the design, construction, financing, operation and maintenance of owned assets or assets under concession-type agreements which are financed through project debt.

        This note provides a breakdown of fixed assets within such companies. Project debt details related to such companies are disclosed in Note 19 of these Notes to the Consolidated Financial Statements.

10.1.
Concession assets in projects

a)
The following table shows the movements of 'Concession assets in projects' for 2014:

Cost	Intangible and financial assets	Development assets	Total
Total as of December 31, 2013	8,819,361	71,204	8,890,565
Additions	2,005,644	304,392	2,310,036
Disposals and decreases	(5,412)	—	(5,412)
Translation differences	487,359	—	487,359
Change in consolidation	1,255,988	—	1,255,988
Transfer to assets held for sale	(7,337,767)	(375,596)	(7,713,363)

Total as of December 31, 2014	5,225,173	—	5,225,173

ABENGOA

Consolidated financial statements

Accumulated amortization	Intangible and financial assets	Development assets	Total
Total accum. amort. as of December 31, 2013	(299,488)	(17,834)	(317,322)
Additions	(210,440)	(3,060)	(213,500)
Disposals and decreases	9	—	9
Translation differences	(10,846)	—	(10,846)
Reclassifications	10,632	—	10,632
Transfer to assets held for sale	227,149	20,894	248,043

Total accum amort. as of December 31, 2014	(282,984)	—	(282,984)

Net balance at December 31, 2014	4,942,189	—	4,942,189

    The increase in concession assets during 2014 was primarily due to progress in constructing various transmission lines in Brazil and Peru (€487 million), water and generation projects in Mexico (€556 million) the thermo-solar plants in Chile (€796 million), the construction project of a hospital in Brazil (€103 million), the Palmatir and Cadonal wind farms in Uruguay (€55 million) and the desalination plants in Ghana, Algeria and USA (€57 million). Similarly, the change in the scope of consolidation also caused a significant increase following the start-up and control of the company Mojave Solar, LLC (see Note 6.4) and the appreciation of the US Dollar and the Brazilian real against the Euro.

    The increase in 2014 was partially offset by the classification of various assets as held for sale, for a total net amount of €7,465 million (see Note 7.1). These included the Abengoa Yield assets, the concession assets of the desalination plants in Algeria (Skikda and Honnaine), transmission lines in Peru (ATN2) and a thermo-solar plant in Abu Dhabi (Shams), and the assets relating to the non-binding agreement with the EIG Global Energy Partners (EIG) infrastructures fund that will form part of a joint venture (conventional and renewable energy power plants as well as transmission lines in different countries such as USA, Mexico, Brazil and Chile).

    No significant losses from impairment of 'Concession assets in projects' were recorded during 2014.

    As of December 31, 2014, the corresponding cost to financial assets amounts to €284,201 thousand (€729,611 thousand as of December 31, 2013).

  b)
  The following table shows the movements of intangible assets included in the heading 'Concession assets in projects' for 2013:

Cost	Intangible and financial assets	Development assets	Total
Total as of December 31, 2012	6,109,689	73,424	6,183,113
Additions	1,295,290	—	1,295,290
Disposals and decreases	(2,741)	—	(2,741)
Translation differences	(414,484)	—	(414,484)
Change in consolidation	1,469,234	(2,220)	1,467,014
Reclassifications	362,373	—	362,373

Total as of December 31, 2013	8,819,361	71,204	8,890,565

ABENGOA

Consolidated financial statements

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

    The increase in the cost of concession assets was primarily due to progress in developing infrastructure concessions projects, mainly various transmission lines in Brazil and Peru (€727 million); projects in México (€381 million); the Palmatir and Cadonal wind farms in Uruguay (€114 million) and the desalination plants in Ghana and Algeria (€83 million).

    Additionally, the increase was caused by the reclassification due to transfer of the fixed assets related to the Solaben 1 and 6 thermo-solar plants in Spain from PP&E (see Note 8.2); and the change in the consolidation scope following the entry into operation and control of the company Arizona Solar One, LLC (see Note 6.4), partially offset by the reclassification of the assets of the Quingdao desalination plant under Assets Held for Sale (–€142 million), see Note 6.3.b, and the depreciation of the Brazilian real and the US dollar with respect to the Euro.

    No significant losses from impairment of 'Concession assets in projects' were recorded during 2013.

  c)
  Amotization expense of Concession assets in projects for the year 2012 was €86,847 thousand.

  d)
  As part of the ongoing regulatory reform of the electricity sector developed in the Royal Decree 413/2014 approved on June 6, 2014, the Order IET/1045/2014 of June 16 was published on June 20 by the Government in the Official State Gazette (BOE), which defines the new payment system for certain electricity power plants based on renewable, cogeneration, and waste energies. The new regulations define the investment and operating reference values for thermo-solar plants (with tower technology and parabolic trough), photovoltaic and cogeneration plants. As a consequence, and after analyzing their potential impacts that could have such measures, Management has concluded that these modifications will have no negative impact on the information reflected.

  e)
  Capitalized interest cost for the year ended December 31, 2014 amounts to €88,665 thousand (€115,113 thousand in 2013 and €172,854 thousand in 2012)

  f)
  There are no intangible assets with indefinite useful lives. There are no intangible assets restricted for use or pledged as security for liabilities.

  g)
  Appendix VII to these Consolidated Financial Statements includes certain information on project companies included within the scope of IFRIC 12.

ABENGOA

Consolidated financial statements

10.2.
Other assets in projects

a)
The table below shows the movement in 'Other assets in projects' for 2014:

Cost	Land and buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total as of December 31, 2013	284,552	1,058,459	24,187	376,450	73,861	1,817,509
Additions	13,829	11,322	1,299	19,287	3,919	49,656
Disposals and decreases	—	(1,404)	(229)	(513)	(345)	(2,491)
Translation differences	10,605	52,197	(422)	4,103	601	67,084
Reclassifications	4,550	3,605	(2,444)	(24,360)	951	(17,698)
Transfer to assets held for sale	(7,949)	(126,905)	—	(2,797)	—	(137,651)

Total as of December 31, 2014	305,587	997,274	22,391	372,170	78,987	1,776,409

Accumulated depreciation	Buildings	Technical installations and machinery	Advances and fixed assets in progress	Other PP&E	Software and other intangibles	Total
Total accum. deprec. as of December 31, 2013	(84,166)	(231,517)	—	(139,101)	(21,695)	(476,479)
Additions	(11,437)	(52,800)	—	(16,528)	(4,778)	(85,543)
Disposals and decreases	9	676	—	223	4	912
Translation differences	(1,828)	(12,237)	—	(1,677)	(244)	(15,986)
Reclassifications	4,585	(10,744)	—	24,667	—	18,508
Transfer to assets held for sale	25,246	2,595	—	514	—	28,355

Total accum. deprec. as of December 31, 2014	(67,591)	(304,027)	—	(131,902)	(26,713)	(530,233)

Net balance at December 31, 2014	237,996	693,247	22,391	240,268	52,274	1,246,176

    The net increase in Other assets in projects was mainly due to investments to improve other production assets of the bioenergy business in Brazil (€20 million), the acquisition of a plot of land adjoining Campus Palmas Altas (€5 million) as well as other plot of land for generation projects in Mexico (€4 million) and the appreciation of the US Dollar and the Brazilian real

ABENGOA

Consolidated financial statements

    against the Euro. This increase in 2014 was partially offset by the classification of Abengoa Yield's assets as assets held for sale totaling €109 million (see Note 7.1).

    No significant losses from impairment of 'Other assets in projects' were recorded during 2014.

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

    The net decrease in Other assets in projects was primarily due to changes in the consolidation scope caused by the sale of the shareholding in Befesa Medio Ambiente, S.L.U.

ABENGOA

Consolidated financial statements

    (–€290 million), see Note 7, as well as the negative effect of the depreciation of the Brazilian real with respect to the Euro.

    During 2013, no significant losses from impairment of 'Other assets in projects' were recorded.

  c)
  Amotization/depreciation expense of Other assets in projects for the year 2012 was €127,816 thousand

  d)
  Borrowing costs capitalized for the years ended December 31, 2014 were null (€1,635 thousand as of December 31, 2013).

  e)
  The fixed assets in projects have no mortgage warranty additional to the ones assigned to its project debt (see Note 19).

  f)
  It is the policy of the Group to enter into a number of insurance policies to cover risks relating to property, plant and equipment.

  g)
  In cases of property plant and equipment over third party land, the company has estimated the dismantling costs of affected items, as well as the rehabilitation costs of the place where they are settled (see Note 22.1).

10.3.
Assets constructed by group

  The table below sets out the information related to those assets constructed by the Group during 2014 and 2013 classified under the heading Fixed assets in projects of the Consolidated Statement of Financial Position (concessions and other assets in projects):

Item	12.31.14	12.31.13
Fixed assets in projects constructed by the Group (accumulated)	5,899,869	9,747,611
Revenue generated by fixed assets in project constructed by the Group	1,167,402	1,362,642
Operating result of fixed assets in project constructed by the Group	289,675	156,184

Note 11. — Investments in associates

11.1.
The table below shows the breakdown and the movement of the investments held in associates for 2014 and 2013:

Investment in associates	Balance as of 12.31.14	Balance as of 12.31.13
Initial balance	835,682	920,140
Translation differences	2,047	(27,536)
Equity contributions	303,744	372,736
Changes in consolidation	(787,236)	(412,577)
Reclassification to assets held for sale	(42,037)	—
Distribution of dividends	(7,957)	(11,916)
Share of (loss)/profit	7,018	(5,165)

Final balance	311,261	835,682

ABENGOA

Consolidated financial statements

11.2.
The tables below shows a breakdown of assets, revenues and operating profit as well as other information of interest for the years 2014, 2013 and 2012 of the associated companies:

Company	% shares	Assets	Revenues	Operating profit 2014
Agroenergía de Campillos, S.L.	25.00	—	—	—
Agua y Gestión de Servicios Ambientales, S.A.	41.54	89,586	25,002	(510)
Al Osais-Inabensa Co., Ltd	50.00	4,584	(1,503)	(6,687)
Ashalim Thermo Solar Management, Ltd.	50.00	—	—	—
ATE VIII Transmissora de Energía, S.A.	50.00	30,018	2,014	658
Basor México, S.A.P.I. de C.V.	50.00	755	391	(162)
Chennai O&M, JV Private Limited	50.00	—	—	—
Chennai Water Desalination Limited	25.00	88,139	23,379	514
Coaben, S.A. de C.V.	50.00	9,330	496	(407)
Cogeneración Motril, S.A.	19.00	15,952	(1,725)	(1,725)
Concecutex, S.A. de C.V.	50.00	71,135	4,928	2,347
Concesionaria Costa del Sol S.A.	50.00	26,730	350	(3,549)
Concesionaria Hospital del Tajo, S.A.	20.00	62,519	8,061	2,074
Consorcio Teyma M y C, Ltda.	50.00	59	—	—
Evacuación Valdecaballeros, S.L.	57.14	21,768	—	(744)
Evacuación Villanueva del Rey, S.L.	45.13	3,485	—	(17)
Explotaciones Varias, S.L.	50.00	44,296	634	205
Explotadora Hospital del Tajo, S.L.	20.00	1,197	3,557	7
Geida Tlemcen, S.L.	50.00	21,770	—	4,344
Ghenova Ingeniería S.L.	20.00	3,353	255	255
Green Visión Holding, BV	24.00	18,004	3,055	277
Greentech Water Engineering Company	25.00	26,160	13,137	1,196
Helioenergy Electricidad Dos, S.A.	50.00	278,319	28,813	537
Helioenergy Electricidad Uno, S.A.	50.00	277,328	28,800	795
HZN Manutenção Hospitalar Ltda.	33.00	1,192	1,232	195
Inabensa Green Energy Co., Ltd.	50.00	1,227	2,440	(76)
Inapreu, S.A.	50.00	11,204	1,308	1
Kaxu Solar One (Pty) Ltd.	51.00	505,111	—	(306)
Khi Solar One (Pty) Ltd.(1)	51.00	268,159	—	(89)
Ledincor, S.A.	49.00	7,341	3,265	338
Lidelir, S.A.	49.00	12,069	5,401	1,882
Micronet Porous Fibers, S.L.	50.00	7,125	—	76
Myah Bahr Honaine, S.P.A.(2)	25.50	202,192	46,847	20,382
Negev Energy—Ashalim Thermo-Solar, Ltd.(2)	50.00	149	—	—
Negev Energy Ashalim Operation and Mantainance, Ltd.	50.00	—	—	—
Negev Energy Finance, Ltd.	50.00	—	—	—
Residuos Sólidos Urbanos de Ceuta, S.L.	50.00	5,168	—	210
Servicios Culturales Mexiquenses, S.A. de C.V.	50.00	1,495	4,107	186
Shams Power Company PJSC	40.00	635,290	70,516	10,895
SolelAben EPC Ashalim, L.P.	50.20	—	—	—
SRC Nanomaterials, S.A	50.00	331	—	125
Total Abengoa Solar Emirates Investment Company, B.V.(2)	50.00	49,647	—	(104)
Total Abengoa Solar Emirates O&M Company, B.V.	50.00	348	1,345	165
TSMC Ingeniería y Contrucción, Ltda.	33.30	60	—	—
Xina Solar One (Rf) (Pty), Ltd.	80.00	33,160	—	337

Total 2014		2,835,755	276,105	33,625

  (1)
  The assets heading includes assets certified as development related to the solar-thermal power plant that uses tower technology and concentrated solar power in South Africa, totaling €118,804 thousand, applying the shareholding that the Company holds. See Note 8.4 for more details of assets under development.

  (2)
  Companies classified as assets held for sale (see Note 7).

ABENGOA

Consolidated financial statements

Company	% shares	Assets	Revenues	Operating profit 2013
Abengoa Bioenergy Biomass of Kansas, LLC(3)	100.00	407,071	—	(330)
Agua y Gestión de Servicios Ambientales, S.A.	41.54	89,586	4,198	(5,954)
Al Oasis-Inabensa Co. Ltd	50.00	12,570	30,463	(15,836)
ATE VIII Transmissora de Energía, S.A.	50.00	30,012	—	(67)
Basor México, S.A.P.I. de C.V.	50.00	612	128	(130)
Central Eólica São Tomé Ltda.	9.00	2	—	(2)
Chennai Water Desalination Limited	25.00	76,088	22,241	664
Coaben SA de CV	50.00	14,103	—	1,406
Cogeneración Motril, S.A.	19.00	22,047	42,952	2,069
Concecutex, S.A. de C.V.	50.00	69,963	4,887	562
Concesionaria Costa del Sol S.A.	50.00	25,888	358	(1,283)
Concesionaria Hospital del Tajo, S.A.	20.00	63,512	8,656	1,925
Consorcio Teyma M y C Ingeniería	50.00	59	—	—
Evacuación Valdecaballeros, S.A.	57.14	22,027	—	(751)
Evacuación Villanueva del Rey, S.L.	45.13	3,709	—	—
Explotaciones Varias, S.L.	50.00	44,140	401	(89)
Explotadora Hospital del Tajo, S.L.	20.00	1,430	3,739	—
Geida Tlemcen, S.L.	50.00	31,939	—	(627)
Ghenova Ingeniería S.L.	20.00	1,340	—	(3,250)
Green Visión Holding BV	24.00	13,889	5,696	937
Helioenergy Electricidad Dos, S.A.	50.00	282,686	25,414	(2,777)
Helioenergy Electricidad Uno, S.A.	50.00	282,794	25,547	(2,325)
Íbice Participações e Consultoria em Energia S.A.	50.00	951	—	30
Inabensa Green Energy Co., Ltd.	50.00	396	—	—
Inapreu, S.A.	50.00	10,979	1,291	16
Kaxu Solar One (Pty) Ltd.	51.00	416,669	—	(89)
Khi Solar One (Pty) Ltd.(3)	51.00	252,262	—	(60)
Ledincor S.A.	49.00	6,341	942	541
Lidelir S.A.	49.00	8,864	878	164
Micronet Porous Fibers, S.L.	50.00	6,501	4	160
Mojave Solar LLC	100.00	1,038,986	—	10
Myah Bahr Honaine, S.P.A.	25.50	211,783	31,142	9,975
Negev Energy—Ashalim Thermo-Solar Ltd.	50.00	—	—	—
Palen Solar Holdings, LLC	42.97	48,909	—	—
Parque Eólico Cristalândia Ltda.	20.00	22	—	(4)
Resurce, Resid. Urbanos de Ceuta, S.L.	50.00	6,210	503	506
Servicios Culturales Mexiquenses, S.A. de C.V.	50.00	1,892	4,072	179
Shams Power Company PJSC	40.00	591,373	18,997	7,229
SRC Nanomaterials, S.A	50.00	547	—	195
Tendogenix (RF) (Pty) Ltd.	40.00	—	—	—
Total Abengoa Solar Emirates Investment Company, B.V.	50.00	45,581	—	(268)
Total Abengoa Solar Emirates O&M Company, B.V.	50.00	1,420	1,955	790
TSMC Ingeniería y Contrucción, Ltda.	33.30	70	—	—

Total 2013		4,145,223	234,464	(6,484)

  (3)
  The assets heading includes assets certified as development related to the ethanol production plant in Kansas (USA), which uses biomass and second-generation technology, totaling €369,882 thousand in 2013, and the solar-thermal power plant that uses tower technology and concentrated solar power in South Africa, totaling €104,357 thousand in 2013 applying the shareholding that the Company holds. See Note 8.4 for more details of assets under development.

ABENGOA

Consolidated financial statements

Company	% shares	Assets	Revenues	Operating profit 2012
Abengoa Bioenergy Biomass of Kansas, LLC (ABBK)	100.00	602,738	—	(153)
Agua y Gestión de Servicios Ambientales, S.A.	41.54	96,966	25,165	(1,821)
Al Oasis-Inabensa Co. Ltd	50.00	26,922	45,602	(691)
Arizona Solar One, LLC	100.00	1,344,573	—	(39)
ATE VIII Transmissora de Energía S.A.	50.00	23,940	—	(7)
Betearte	33.33	19,367	2,642	(7)
Central Eólica São Tomé Ltda.	18.00	2	—	(1)
Chennai Water Desalination Limited	25.00	94,179	23,792	529
Coaben SA de CV	50.00	15,904	1,204	(1,790)
Cogeneración Motril, S.A.	19.00	26,796	43,687	6,195
Concecutex SA de C.V.	50.00	75,990	4,676	1,091
Concesionaria Costa del Sol S.A.	50.00	32,628	1,008	(691)
Concesionaria Hospital del Tajo, S.A.	20.00	62,172	8,737	1,879
Consorcio Teyma M&C	49.90	67	—	—
Ecología Canaria, S.A.	45.00	5,166	4,948	402
Explotaciones Varias, S.A.	50.00	44,150	276	(64)
Explotadora Hospital del Tajo, S.L.	20.00	1,182	4,243	1
Geida Tlemcen, S.L.	50.00	44,034	—	(84)
Ghenova Ingeniería S.L.	20.00	2,270	—	(3,113)
Green Visión Holding BV	24.00	13,072	7,216	1,798
Hankook R&M Co., Ltd.	25.00	47,260	—	(1,841)
Helio Energy Electricidad Dos, S.A.	50.00	291,480	31,754	310
Helio Energy Electricidad Uno, S.A.	50.00	290,712	33,452	570
Íbice Participações e Consultoria em Energia S.A.	50.00	1,098	—	(5)
Inapreu	50.00	10,948	1,246	(29)
Kaxu Solar One	51.00	214,180	—	(4)
Khi Solar One	51.00	158,368	—	(56)
Ledincor S.A.	49.00	5,050	—	(23)
Lidelir S.A.	49.00	9,360	—	(12)
Mojave Solar LLC	100.00	884,032	—	(275)
Myah Bahr Honaine, S.P.A.	50.00	222,595	37,618	4,701
Parque Eólico Cristalândia Ltda.	20.00	19	—	—
Recytech, S.A.	50.00	18,958	30,714
Red Eléctrica del Sur, S.A. (Redesur)	23.75	39,745	11,490	3,865
Shams Power Company PJSC	20.00	501,580	—	—
Total Abengoa Solar Emirates Investment	50.00	37,598	—	(51)
TSMC Ing. Y Contrucción	33.30	70	—	—

Total 2012		5,265,171	319,470	10,584

11.3.
The shareholding percentages in associates does not differ from the voting rights percentage on them. The accumulated other comprehensive income as of December 31, 2014 related to investments in associates amounts to €–47,510 thousand (€–53,534 thousand as of December 31, 2013).

ABENGOA

Consolidated financial statements

Note 12. — Financial instruments by category

        The Group's financial instruments are primarily deposits, clients and other receivables, derivatives and loans. Financial instruments by category (current and non-current), reconciled with the Statement of Financial Position, are as follows:

Category	Notes	Loans and receivables / payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.14
Available-for-sale financial assets	13	—	—	—	46,649	46,649
Derivative financial instruments	14	—	745	20,094	—	20,839
Financial accounts receivables	15	1,667,552	—	—	—	1,667,552
Clients and other receivables	15	2,156,916	—	—	—	2,156,916
Cash and cash equivalents	17	1,810,813	—	—	—	1,810,813

Total Financial assets		5,635,281	745	20,094	46,649	5,702,769

Project debt	19	4,958,114	—	—	—	4,958,114
Corporate financing	20	5,325,350	—	—	—	5,325,350
Trade and other current liabilities	25	5,555,168	—	—	—	5,555,168
Derivative financial instruments	14	—	45,682	259,353	—	305,035

Total Financial liabilities		15,838,632	45,682	259,353	—	16,143,667

Category	Notes	Loans and receivables / payables	Non-hedging derivatives	Hedging derivatives	Available for sale	Balance as of 12.31.13
Available-for-sale financial assets	13	—	—	—	50,207	50,207
Derivative financial instruments	14	—	2,686	58,865	—	61,551
Financial accounts receivables	15	1,575,301	—	—	—	1,575,301
Clients and other receivables	15	1,869,972	—	—	—	1,869,972
Cash and cash equivalents	17	2,951,683	—	—	—	2,951,683

Total Financial assets		6,396,956	2,686	58,865	50,207	6,508,714

Project debt	19	6,320,950	—	—	—	6,320,950
Corporate financing	20	5,654,409	—	—	—	5,654,409
Trade and other current liabilities	25	5,514,186	—	—	—	5,514,186
Derivative financial instruments	14	—	81,530	229,652	—	311,182

Total Financial liabilities		17,489,545	81,530	229,652	—	17,800,727

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

        The following is a breakdown of the Group's assets and liabilities measured at fair value as of December 31, 2014 and 2013 (except assets and liabilities with a carrying amount close to their fair value,

ABENGOA

Consolidated financial statements

non-quoted equity instruments measured at cost and contracts with components that cannot be measured reliably):

Category	Level 1	Level 2	Level 3	Balance as of 12.31.14
Non-hedging derivatives	—	(44,937)	—	(44,937)
Hedging derivatives	—	(239,259)	—	(239,259)
Available-for-sale	33	—	46,616	46,649

Total	33	(284,196)	46,616	(237,547)

Category	Level 1	Level 2	Level 3	Balance as of 12.31.13
Non-hedging derivatives	—	(78,844)	—	(78,844)
Hedging derivatives	—	(170,787)	—	(170,787)
Available-for-sale	4,449	—	45,758	50,207

Total	4,449	(249,631)	45,758	(199,424)

        The financial instruments at fair value, determined from prices published in active markets (Level 1), consist of shares.

        The majority of Abengoa's portfolio comprises financial derivatives designated as cash flow hedges, is classified as level 2 and corresponds mainly to the interest rate swaps (see Note 14).

        The caption Non-hedging derivatives accounting includes the fair value of the derivatives embedded in the convertible notes except for the 2019 notes, the fair value of the call options over Abengoa's own shares, as well as those derivatives purchased with the purpose of hedging a market risk (interest rate, foreign exchange or commodities) that do not fulfil all the requirements, according to IAS 39 to be recorded as hedges from an accounting point of view.

        Level 3 corresponds mainly to the 3% interest held by Abengoa, S.A. in Yoigo, S.A., a Spanish telecom operator, recorded at fair value of €32,997 thousand and held through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.).

        The valuation method used to calculate the fair value was discounting cash flows based on business plan of such instrument, using as discount rate a weighted average cost of capital (WACC) of market, 10%. A sensitivity analysis has also been performed considering different discount rates and deviations of the business plan in order to ensure that potential valuation changes do not worsen in any case the fair value.

        Additionally, the embedded derivative of the convertible loan received as part of the consideration for the sale of Befesa (See Note 7.3), is classified within Level 3. As of December 31, 2014, the embedded derivative has a negative fair value of €8,498 thousands (€–36 thousands in 2013).

        If the equity value of Befesa had increased by 10%, assuming that the average horizon of permanence of the financial fund before the sale of Befesa did not change compared with respect to the hypotheses considered in assessing, the fair value of the embedded derivative would have increased € 537 thousand (€20 thousand in 2013).

ABENGOA

Consolidated financial statements

The following table shows the changes in the fair value of level 3 assets for the years ended December 31, 2014 and 2013:

Movements	Amount
Beginning balance as of December 31, 2012	45,704
Gains and losses recognized in Equity (see Note 13.1)	(568)
Change in consolidation, reclassifications and translation differences	622

Total as of December 31, 2013	45,758

Gains and losses recognized in Equity (see Note 13.1)	(1,414)
Change in consolidation, reclassifications and translation differences	2,272

Total as of December 31, 2014	46,616

        During the periods ended December 31, 2014 and 2013, there have not been any reclassifications amongst the three levels presented above.

        There were no losses recognized in the Consolidated Income Statement for the year 2012.

Note 13. — Available-for-sale financial assets

13.1.
The following table shows the detail and the movement on available-for-sale financial assets during 2014 and 2013:

Available for sale financial assets	Balance
At January 1, 2012	49,695
Additions	3,802
Gain/Losses transferred to equity	(568)
Derecognitions	(2,722)

At December 31 , 2013	50,207

Additions	1,626
Gain/Losses transferred to equity	(1,414)
Derecognitions	(3,770)

At December 31 , 2014	46,649

Less: Non-current portion	39,466
Current portion	7,183

ABENGOA

Consolidated financial statements

13.2.
The following table shows those entities which, in accordance with the then current legislation, were not consolidated in the years 2014 and 2013 and in which the parent company's direct and indirect shareholding is higher than 5% and lower than 20%. The net carrying amount of these holdings is €7,962 thousand at December 31, 2014 (€8,159 thousand in 2013).

Non-current financial assets	2014 % Holding	2013 % Holding
Dyadic Investment	7.00	7.00
Fundación Soland	16.67	16.67
Norpost	10.00	10.00
Proxima Ltd. (Nexttel)	10.00	10.00
Soc. Con. Canal Navarra	10.00	10.00
Sociedad Andaluza de Valoración Biomasa	6.00	6.00
Viryanet, Ltd.	—	7.86

Current financial assets	2014 % Holding	2013 % Holding
BC International Corp.	—	9.00
Comeesa	5.31	5.31
Chekin	14.28	14.28
Medgrid, SAS	5.45	5.00
Mediación Bursátil, S.V.B., S.A.	8.00	8.00
Operador Mercado Ibérico (OMIP)	5.00	5.00
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

13.8.
As of December 31, 2014 and 2013, Abengoa, S.A. held a 3% interest in Yoigo, S.A, a Spanish telecom operator, recorded at fair value of €32,997 thousand and held in the Group through the ownership of Siema Investments, S.L. (a holding company owned 100% by Abengoa, S.A.). Additionally the shareholders of Yoigo have granted this company several 'participative' loans in accordance with a pre-established plan, which involved a total disbursement of €21,030 thousand (as of December 31, 2014 and 2013), equivalent to 3% of the total loan made to the company by its shareholders in said years.

  To value this holding, as in prior periods, once Yoigo's activities had commenced, the principal reference point taken is the company's future cash-flow generation on the basis of its current Business Plan, discounted at a rate appropriate to the sector in which this company operates (See Note 12).

  As a result of the purchase of its holding in Yoigo, Siema Investment, S.L. became responsible, for furnishing guarantees to the Spanish Administration as security for compliance with the commitments relating to investment, commercialization, employment and network development acquired by Yoigo,

ABENGOA

Consolidated financial statements

  together with other guarantees relating to the Radioelectronic Spectrum Rate, which the Group is required to counter-guarantee, for a total amount of €3,387 thousand (as of December 31, 2014 and 2013).

13.9.
As a result of the analysis of impairtment of available-for sale financial assets, no significant losses from impairment were recorded.

Note 14. — Derivative financial instruments

14.1.
The fair value of derivative financial instruments (see Note 12) as of December 31, 2014 and 2013 is as follows:

		12.31.14		12.31.13
	Note	Assets	Liabilities	Assets	Liabilities
Exchange rate derivatives—cash flow hedge	14.2.a	6,017	13,163	6,028	13,519
Interest rate derivatives—cash flow hedge	14.3.a	5,271	215,308	43,889	200,483
Interest rate derivatives—non-hedge accounting	14.3.c	—	33,163	—	14,765
Commodity derivatives—cash flow hedge	14.4.a	8,806	30,882	8,948	15,650
Embedded derivatives of convertible bonds and shares options	20.3	745	12,519	2,686	66,765

Total		20,839	305,035	61,551	311,182

Non-current part		5,997	225,298	46,347	266,802
Current part		14,842	79,737	15,204	44,380

  Information about the valuation techniques of derivative financial instruments is described in Notes 2.11 and 12.

  Derivatives classified as non-hedge accounting are those derivative financial instruments which, although obtained for the purpose of hedging certain market risks (interest rates, exchange rates, commodity prices and fair value class B share Abengoa), do not meet the specific requirements established by IAS 39 to be designated as hedging instruments from an accounting point of view (since, at the inception of the hedge, there was no designation or formal documentation relating to the hedge or the risk management strategy that it was intended to implement) or, having complied with all of the requirements to be designated a hedging instrument, the underlying has been sold or the hedging designation has been interrupted.

  Fair value of derivative assets decreased during 2014 mainly due to the unfavorable evolution of hedging interest rate derivatives, as well as, the decrease for classifying derivative financial instruments of Abengoa Yield as financial assets held for sale.

  Fair value of derivative liabilities decreased during 2014 due to the reclassification to equity of the fair value of the embedded derivative of the convertible note due in 2019 because in 2014, conversion option meets the definition of equity instrument (see Note 20.3). Additionally, there has been a decrease for classifying derivative financial instruments of Abengoa Yield as financial assets held for sale. These decreases have been partially offset by an increase due to the unfavourable evolution of hedging interest rate derivatives, mainly due to a decrease in the fair value of swaps resulting from the decrease in the future interes rates.

ABENGOA

Consolidated financial statements

  The fair value amount recognized in the Consolidated Income Statement of the 2014 fiscal year for the financial instruments derivatives designated as hedging instruments is a loss of €29,720 thousand (loss of €88,924 thousand in 2013).

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

  The following table shows a breakdown of the notional amounts of the financial instruments relating to amounts receivable and payable in foreign currencies as of December 31, 2014 and 2013:

	Collection hedges		Payment hedges
Exchange Rates	2014	2013	2014	2013
Krona (Sweden)	—	—	3,737	1,653
Dirhams (UAE)	8,754	13,222	8,161	7,683
Dirhams (Morocco)	—	533	—	—
Dollar (Australia)	—	—	194	1,939
Dollar (USA)	105,804	328,421	473,218	226,943
Euro	—	—	—	4,978
Shilling (Kenya)	5,944	—	1,963	—
Franc (Switzerland)	—	—	2,495	—
Pound Sterling (UK)	—	—	24	68
Mexican Peso (Mexico)	7	—	15	8
Yen (Japan)	12	—	31	15
Shekel (Israel)	—	—	5,330	—
Peso (Uruguay)	244	—	—	—
Zloty (Poland)	83,308	137,363	27,594	65,647

Total	204,073	479,539	522,762	308,934

ABENGOA

Consolidated financial statements

  The following table shows a breakdown of the fair values of exchange rate derivatives relating to amounts receivable and payable in foreign currencies as of December 31, 2014 and 2013:

	Collection hedges		Payment hedges
Exchange Rates	2014	2013	2014	2013
Krona (Sweden)	—	—	(254)	2
Dirhams (UAE)	(677)	430	639	(289)
Dirhams (Morocco)	—	4	—	—
Dollar (Australia)	—	—	1	(102)
Dollar (USA)	(3,746)	12,499	2,915	(14,378)
Euro	—	—	—	1
Shilling (Kenya)	(88)	—	(2)	—
Franc (Switzerland)		—	27	—
Pound Sterling (UK)	—	—	—	2
Peso (Mexico)	—	—	(1)	—
Yen (Japan)	1	—	(2)	(1)
Shekel (Israel)	—	—	105	—
Peso (Uruguay)	(13)	—	—	—
Zloty (Poland)	(7,176)	(8,555)	1,125	2,896

Total	(11,699)	4,378	4,553	(11,869)

  a)
  Cash flow hedges

    The table below shows a breakdown of the maturities of notional amounts of exchange rate derivatives designated as cash flow hedges at the end of 2014 and 2013:

	12.31.14		12.31.13
Notionals	Collections	Payments	Collections	Payments
Up to 1 year	162,596	516,763	404,477	290,853
Between 1 and 2 years	41,477	5,999	45,579	17,616
Between 2 and 3 years	—	—	29,483	465

Total	204,073	522,762	479,539	308,934

    The table below shows a breakdown of the maturities of fair value amounts of exchange rate derivatives designated as cash flow hedges at the end of 2014 and 2013 year end:

	12.31.14		12.31.13
Fair value	Collections	Payments	Collections	Payments
Up to 1 year	(9,151)	4,602	8,714	(11,880)
Between 1 and 2 years	(2,548)	(49)	(2,988)	36
Between 2 and 3 years	—	—	(1,348)	(25)

Total	(11,699)	4,553	4,378	(11,869)

    The net amount of the fair value of exchange rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2014, 2013 and 2012 has been of €10,443 thousand, €–5,211 thousand and €1,033, respectively (see Note 18.3).

ABENGOA

Consolidated financial statements

    The ineffective amount recognized in the Consolidated Income Statement for the years 2014, 2013 and 2012 with respect to exchange rate derivatives designated as cash flow hedges amounts to €801 thousand, €1,040 thousand and €–17,193 thousand, respectively.

    The after-tax gains/losses accumulated in equity in connection with exchange rate derivatives designated as cash flow hedges at December 31, 2014 amounted to € –14,317 thousand (€–4,362 thousand in 2013 and €–17,395 thousand in 2012). See note 18.3.

  b)
  Fair value hedges

    The group does not have any exchange rate derivatives designated as fair value hedges at the end of 2014, 2013 and 2012.

  c)
  Non-hedge accounting derivatives

    At the end of 2014 and 2013 the Group does not hold any exchange rate non-hedge accounting derivatives instruments.

    The net amount of the fair value of exchange rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €266 thousand (€283 thousand in 2013 and €–19,947 thousan in 2012). (see Note 30.2).

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

  As a result, the notional amounts hedged, strikes contracted and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, can be diverse:

  •
  Corporate Financing: we hedge between 75% and 100% of the notional amount, with maturities up to 2022 and average guaranteed interest rates of between 0.50% and 4.75% for loans referenced to the 1-month, 3-months and 6 months Euribor rates.

  •
  Project debt:

    •
    Project debt in Euros: we hedge between 80% and 100% of the notional amount, maturities until 2032 and average guaranteed interest rates of between 0.55% and 4.88%.

    •
    Project debt in US Dollars: we hedge between 70% and 100% of the notional amount, including maturities until 2032 and average guaranteed interest rates of between 0.59% and 3.54%.

ABENGOA

Consolidated financial statements

  a)
  Cash flow hedges

    The table below shows a breakdown of the maturities of notional amounts of interest rate derivatives designated as cash flow hedges at the 2014 and 2013 year end:

	12.31.14		12.31.13
Notionals	Cap / Collar	Swap	Cap / Collar	Swap
Up to 1 year	3,028,195	15,699	3,029,715	231,932
Between 1 and 2 years	2,734,645	17,120	3,033,757	37,190
Between 2 and 3 years	2,842,634	18,164	2,756,511	39,962
Subsequent years	3,236,461	321,656	4,764,796	821,217

Total	11,841,935	372,639	13,584,779	1,130,301

    The table below shows a breakdown of the maturity of the fair values of interest rate derivatives designated as cash flow hedges at the 2014 and 2013 year end:

	12.31.14		12.31.13
Fair value	Cap / Collar	Swap	Cap / Collar	Swap
Up to 1 year	(24,762)	(5,407)	(14,910)	(13,219)
Between 1 and 2 years	(11,841)	(5,880)	(15,705)	87
Between 2 and 3 years	(3,568)	(6,295)	(1,157)	90
Subsequent years	2,734	(155,018)	36,227	(148,007)

Total	(37,437)	(172,600)	4,455	(161,049)

    The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the Consolidated Income Statement in 2014, 2013 and 2012 has been of €–84,567 thousand, €–94,226 thousand and €–75,664, respectively (see Note 18.3).

    The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at the end of 2014, 2013 and 2012 amount to €–253,783 thousand, €–151,733 thousand and €–273,966, respectively (see Note 18.3).

    The net amount of the time value component of the cash flow derivatives fair value recognized in the Consolidated Income Statement for the years 2014, 2013 and 2012 has been €–17,559 thousand, €21,734 thousand and €–24,221 thousand, respectively.

  b)
  Fair value hedges

    The Group does not have any interest rate derivatives designated as fair value hedges at the end of 2014 and 2013.

ABENGOA

Consolidated financial statements

  c)
  Non-hedges accounting derivatives

    The table below shows a detail of the maturities of notional amounts of interest rate derivatives that not meet the requirements to be designed as hedging instruments at the end of 2014 and 2013:

	12.31.14	12.31.13
Notionals	Floor	Floor
Up to 1 year	630,000	—
Between 1 and 2 years	300,000	630,000
Between 2 and 3 years	1,500,000	300,000
Subsequent years	315,000	1,815,000

Total	2,745,000	2,745,000

    The table below shows a detail of the maturities of fair values of non-hedge accounting interest rate derivatives at the end of 2014 and 2013:

	12.31.14	12.31.13
Fair value	Floor	Floor
Up to 1 year	(9,082)	—
Between 1 and 2 years	(4,358)	(6,497)
Between 2 and 3 years	(15,484)	(1,993)
Subsequent years	(4,239)	(6,275)

Total	(33,163)	(14,765)

    At the end of 2014, 2013 and 2012, the net amount of the fair value of interest rate derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designated as hedges represented an impact of €–18,401 thousand, €533 thousand and €–4,305 thousand, respectively (see Note 30.1).

14.4.
Commodity price hedges

  In relation to hedges of commodity prices, as stated in Note 2.10 of the Consolidated Financial Statements of Abengoa for the year ended on December 31, 2014, the different activities carried on by Abengoa through its different segments (Biofuels and Engineering and construction) expose the group to risks derived from the fair value of certain commodity prices (aluminum, grain, ethanol and gas).

  To hedge these risks, Abengoa uses derivative contracts and OTC derivatives for commodity prices.

  a)
  Cash flow hedges

    The table below shows a breakdown of the maturities of notional amounts for the commodity price derivatives designated as cash flow hedges at the 2014 and 2013 year end:

2014	Ethanol (Gallons)	Gas (MMbtu)	Grain (Bushels)	Aluminum (Tons)
Up to 1 year	50,610,000	2,015,989	104,750,000	115,522

Total	50,610,000	2,015,989	104,750,000	115,522

ABENGOA

Consolidated financial statements

2013	Ethanol (Gallons)	MMbtu (MWh)	Grain (Bushels)	Aluminum (Tons)
Up to 1 year	94,752,000	2,814,591	41,735,000	120,642

Total	94,752,000	2,814,591	41,735,000	120,642

    The table below shows a breakdown of the maturities of the fair value of commodity price derivatives designated as cash flow hedges at the 2014 and 2013 year end:

2014	Ethanol	Gas	Grain	Aluminum
	(€ thousands)
Up to 1 year	(2,733)	(1,386)	10,364	(29,418)

Total	(2,733)	(1,386)	10,364	(29,418)

2013	Ethanol	Gas	Grain	Aluminum
	(€ thousands)
Up to 1 year	4,587	755	2,715	(14,759)

Total	4,587	755	2,715	(14,759)

    The net amount of the fair value of commodity price derivatives designated as cash flow hedges transferred to the Income statement in 2014, 2013 and 2012 has been of €44,404 thousand, €10,513 thousand and €–21,541 thousand, respectively (see Note 18.3).

    The after-tax gains/losses accumulated in equity in connection with derivatives designated as cash flow hedges at December 31, 2014 amounted to €–21,288 thousand (€–7,674 thousand in 2013 and €8,761 thousand in 2012), see Note 18.3.

  b)
  Non-hedge accounting derivatives

    At the end of 2014 and 2013, the Group does not hold non-hedge accounting derivative financial instruments of commodity prices.

    The net amount of the fair value of commodity prices derivatives charged directly to the Consolidated Income Statement as a result of not meeting all the requirements of IAS 39 to be designed as hedges represented losses of €4,808 thousand (losses of €9,837 thousand in 2013 and losses of €20,428 in 2012) (see Note 30.3).

Note 15. — Clients and other receivable accounts

15.1.
The breakdown of Clients and Other Receivable Accounts as of December 31, 2014 and 2013 is as follows:

Item	Balance as of 12.31.14	Balance as of 12.31.13
Trade receivables	592,628	566,930
Unbilled revenues	913,122	488,883
Bad debt provisions	(82,209)	(64,047)
Tax receivables	595,784	640,567
Other debtors	137,591	237,639

Total	2,156,916	1,869,972

ABENGOA

Consolidated financial statements

  As a general rule, 'Unbilled revenues' are billed within the three months following completion of the work being performed on the project. Nevertheless, given the highly-tailored characteristics of some construction contracts, some projects may take longer to be billed due to specific billing milestones in the contracts. The total outstanding balances as of December 31, 2014 and 2013 are supported by contracts signed with such customers and do not include any receivables relating to customer claims.

  At the end of 2014 and the 2013 there were no balances with related parties (see Note 33.2).

15.2.
The fair value of Clients and other receivable accounts does not differ significantly from its carrying value.

15.3.
The list of Clients and Other Accounts Receivable according to foreign currency as at December 31, 2014 and 2013 are as follows:

Currency	Balance as of 12.31.14	Balance as of 12.31.13
Algerian dinar	5,842	11,219
Dirhams (Morocco)	23,267	16,926
American dollar	672,632	259,751
New peruvian sol	61,476	25,883
Argentinian peso	36,632	9,988
Chilean peso	20,419	38,217
Mexican peso	52,174	78,155
Uruguayan peso	27,085	17,125
South African rand	158,840	—
Brazilian real	57,460	56,344
Indian rupee	34,669	8,546
Chinese yuan	2,898	28,904
Polish zloty	56,815	13,685
Others	73,127	65,631

Total	1,283,336	630,374

15.4.
The following table shows the maturity detail of trade receivables as of December 31, 2014 and 2013:

Maturity	Balance as of 12.31.14	Balance as of 12.31.13
Up to 3 months	405,137	409,744
Between 3 and 6 months	50,928	43,305
Over 6 months	136,563	113,881

Total	592,628	566,930

ABENGOA

Consolidated financial statements

15.5.
The credit quality of outstanding Trade receivables, that are neither past due nor impaired, may be assessed under the following categories

Categories	Balance as of 12.31.14	Balance as of 12.31.13
Trade receivables subjet to non-recourse factoring by the bank	154,425	217,318
Trade receivables subject to recourse factoring by the bank	9,349	—
Trade receivables covered by credit insurance	1,940	2,276
Trade receivables in cash or by transfer	289,891	208,996
Trade receivables UTE/Public Entities/Other accounts	137,023	138,340

Total trade receivables	592,628	566,930

15.6.
The movement in the bad debt provision for 2014 and 2013 is the following::

	Balance as of 12.31.14	Balance as of 12.31.13
Initial Balance	(64,047)	(46,086)
Provision for receivables impairment	(13,511)	(31,680)
Receivables written off during the year as uncollectible	506	533
Reversal of unused amounts	4,067	7,235
Change in consolidation	—	2,218
Reclassifications and other movements	(9,224)	3,733

Total	(82,209)	(64,047)

  The most significant variations in 2014 and 2013 were primarily due to recognition of doubtful trade loans with debtor balances that mostly correspond to public clients in Spain and abroad, against whom the corresponding claims were made for the amounts owed from various construction projects, supported by the company's formal procedures, depending on each case. Given the uncertainty in relation to the future recoverability of these loans, due to various factors but most of which are beyond the company's control, it was decided to make the corresponding provision. Once the process is definitively resolved, and in the event that it is favorable for the company, the corresponding provision will be reversed against the 'Reversal of unused amounts' heading.

  Total provision for receivables impairment and reversal of unused amounts recognized in the Consolidated Income Statement for the year 2012 were €-22,301 thousan and €6,506 thousand, respectively.

15.7.
The Company maintains a number of non-recourse factoring lines of credit. The Company enters into these factoring agreements with certain financial institution by selling the Company's credit rights in certain commercial contracts. The factoring agreements are entered into on a non-recourse basis, meaning that the financial institutions undertake the credit risk associated with the Company's customers. The Company is responsible for the existence and legitimacy of the credit rights being sold to the financial institutions. Credit rights from recurring customers or with terms of up to one year are supported by annual revolving factoring lines of credit. Credit rights from non-recurring customers or with terms longer than a year are supported with global transfer agreements commencing on the date when the underlying commercial contract comes into force and expiring when the contracted works are completed

  At the end of the 2014 financial year, approximately €205 million (€285 million in 2013 and €360 million in 2012) were factored.

ABENGOA

Consolidated financial statements

  The finance cost in the 2014 fiscal year derived from factoring operations amounted to €16 million (€17 million in 2013 and €24 million in 2012).

15.8.
Furthermore, as of December 31, 2014 collections amounted to €351 million (€298 million in 2013 and €196 million in 2012), related to a construction contract for a combined cycle plant in Mexico with a transfer agreement of the non-recourse collection rights signed with a financial institution under the 'Pidiregas' deferred financing scheme, in which a financial institution provides the funds required to construct the project until the provisional handover of the plant, when the amount of the contract is paid directly by the client to the financial institution. Consequently, Abengoa is being paid as the construction milestones are completed. The financial expense associated with this scheme in 2014 amounted to €11 million (€12 million in 2013 and €20 million in 2012).

15.9.
The breakdown of Tax receivables as of December 31, 2014 and 2013 is as follows:

Item	Balance as of 12.31.14	Balance as of 12.31.13
Income and other taxes receivable	333,492	387,924
Social Security debtors	365	436
VAT charged	187,170	171,047
Witholdings tax and income tax advance	74,757	81,160

Total tax receivables	595,784	640,567

15.10.
The following table shows a breakdown of financial accounts receivable as of December 31, 2014 and 2013:

Description	Balance as of 12.31.14	Balance as of 12.31.13
Loans	601,875	570,321
Fixed-term deposits and down payments and lease deposits	28,580	97,934
Other financial assets	10,569	5,928

Total non-current portion	641,024	674,183

Loans	118,308	159,513
Fixed-term deposits and down payments and lease deposits	908,220	741,605

Total current portion	1,026,528	901,118

  This heading includes the loans, deposits and other accounts receivable considered as non-derivative financial assets not listed in an active market, with a maturity period of less than twelve months (current assets) or exceeding that period (non-current assets).

  The market value of these assets does not differ significantly from their carrying amount.

  Current and non-current loans for an amount of €720 million in 2014 (€730 million in 2013), mainly includes the convertible loan received in the sale of Befesa (see Note 7.3) of €176 million (€225 million of nominal amount), an account receivable of €141.8 million resulting from a favorable resolution from the Court of Arbitration of the International Chamber of Commerce in relation with the arbitration against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (see Note 15.11), loans with associates amounting to €180 million, as well as credits with local administrations.

ABENGOA

Consolidated financial statements

  Current and non-current fixed-term and deposits for an amount of €937million (€840 million in 2013) includes primarily restricted investments in fixed-income securities and bank deposits.

  Other financial assets include other receivable amounts considered as non-derivative financial assets not listed in an active market, which are not classified in any of the other categories.

15.11.
In November 2011, the Arbitral Tribunal appointed by the International Court of Arbitration of the International Chamber of Commerce with seat in New York, United States, issued two arbitral awards in favor of our subsidiary ASA Bioenergy Holding A.G. ('ASA'), in relation to several claims for certain breaches of contract by Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola Ltda. (the 'Adriano' Defendants). In each of the proceedings, Adriano Defendants filed various counterclaims. Both arbitration proceedings were decided in ASA's favor, in the approximate total amount of USD 118.3 million plus accrued interest. In October 2012 Adriano Defendants presented motions to vacate such arbitral awards in the ordinary courts of New York City, which were in turn decided in our favor in first instance and in the Court of Appeals of the Second Circuit. In March 2014, Adriano Defendants filed a petition for a writ of Certiorari with the Supreme Court of the United States. In June 2014 the Supreme Court denied the petition for Certiorari. The awards are final and not subject to further appeal in United States. In addition, the Company has started the actions for the recognition of the awards in Brazil. Based on the foregoing, the company continues to provide evidence of the existence of a collection right and as a result an account receivable is still recorded for an amount of €142 million as of December 31, 2014.

Note 16. — Inventories

16.1.
Inventories as of December 31, 2014 and 2013 were as follows::

Item	Balance as of 12.31.14	Balance as of 12.31.13
Goods for sale	8,992	15,817
Raw materials and other supplies	116,714	112,657
Work in progress and semi-finished products	1,135	1,160
Projects in progress	40,712	58,588
Finished products	73,101	64,582
Advance Payments to suppliers	54,135	78,177

Total	294,789	330,981

  Inventories for entities located outside Spain were €196,570 thousand (€219,447 thousand in 2013).

16.2.
There are no restrictions on the availability of inventories, with the exception of guarantees provided for construction projects in the normal course of business, which are released as the contractual milestones of the project are achieved.

Note 17. — Cash and cash equivalents

  The following table sets out the detail of Cash and cash equivalents at December 31, 2014 and 2013:

Item	Balance as of 12.31.14	Balance as of 12.31.13
Cash at bank and on hand	980,990	1,630,597
Bank deposit	829,823	1,321,086

Total	1,810,813	2,951,683

ABENGOA

Consolidated financial statements

  The following breakdown shows the main currencies in which cash and cash equivalent balances are denominated:

	12.31.14		12.31.13
Currency	Domestic companies	Non-domestic companies	Domestic companies	Non-domestic companies
Euro	464,635	71,117	934,785	220,265
US dollar	172,073	425,777	641,729	767,361
Swiss franc	755	57	592	59
Peso (Chile)	—	18,031	—	2,589
Dirhams (UAE)	4,058	—	423	—
Rupee (Indian)	5,973	1,007	1,853	9,389
Argentinian peso	—	4,104	—	9,061
Peruvian sol	753	7,686	7	58,380
Algerian dinar	1,778	31,607	525	42,026
Brazilian real	—	554,599	—	222,167
South african rand	1	24,807	37	27,583
Others	5,579	16,416	4,727	8,125

Total	655,605	1,155,208	1,584,678	1,367,005

  As of December 31, 2014, the amount not drawn down of the syndicated loan (tranch A) in the form or revolving amounts to €519.8 million (see Note 20.2).

Note 18. — Shareholders' equity

18.1.
Share capital

  As of December 31, 2014 the share capital amounts to €91,798,901 corresponding to 839,769,720 shares completely subscribed and disbursed, divided into two distinct classes, as follows:

  •
  84,243,640 class A shares with a nominal value of 1 Euro each, all in the same class and series, each of which grants the holder a total of 100 voting rights ('Class A Shares').

  •
  755,526,080 class B shares with a nominal value of 0.01 Euros each, all in the same class and series, each of which grants One (1) voting right and which affords its holder economic rights identical to the economic rights of Class A shares as stated in article 8 of the Company's by laws ('Class B Shares' and, together with class A shares, 'Shares with Voting Rights').

  Class A and B shares are listed on the Madrid and Barcelona stock exchange and on the Spanish Stock Exchange Electronic Trading System (Electronic Market). Class A shares have been listed since November 29, 1996 and class B shares since October 25, 2012. The Company presents mandatory financial information on a quarterly and semiannual basis.

  On October 17, 2013, we carried out a capital increase of 250,000,000 Class B shares and on October 29, 2013 we issued, as a result of the exercise in full by the underweriters of the option to purchase additional shares to cover over-allotments, 37,500,000 additional Class B shares ('greenshoe' option). The shares were offered at a price of €1.80 per share, for total gross proceeds, including shares sold pursuant to the greenshoe option, of €517.5 million

  Moreover, the controlling shareholder, Inversión Corporativa IC, S.A., subscribed 35,000,000 shares with an investment of €63 million, so that following the capital increase the Inversión Corporativa group holds a 57.79% shareholding. As part of the capital increase, the company and Inversión

ABENGOA

Consolidated financial statements

  Corporativa IC, S.A. agreed to a lock-up clause for a period of 180 days under the standard terms for these types of transactions, which ended on April 24, 2014.

  The new class B shares issued in the capital increased in 2013, are also listed on the NASDAQ Global Select Market in the form of American Depositary Shares (with five Class B shares exchangeable for one American Depositary Share).

  In accordance with notifications received by the company and in compliance with reporting requirements to communicate shareholding percentages (voting rights) and the information received from relevant parties, shareholders with a significant holding as of December 31, 2014 are as follows:

Shareholders	Share %
Inversión Corporativa IC, S.A. (*)	50.178
Finarpisa, S.A. (*)	6.192

(*)
Inversión Corporativa Group.

  On September 30, 2012, the Extraordinary General Shareholders' Meeting approved a capital increase of 430,450,152 class B shares with a nominal value of €0.01per share, charged to our freely available reserves, which have been distributed for no consideration to all existing shareholders on the basis of four class B shares for each class A share or class B share which they held. This Extraordinary General Shareholders' Meeting approved a right of voluntary conversion for the class A shareholders to convert their class A shares with a nominal value of 1 Euro into class B shares with a nominal value of 0.01 Euros during pre-set windows until December 31, 2017. Following the exercise of this right, after each conversion window, a capital reduction has taken place and will take place, by reducing the par value of the number of converted class A shares to by 0.99 Euros per share, with a credit to restricted reserves.

  During 2014 four capital conversions took place, through which 1,012,661 Class A shares were converted into class B shares, which has resulted in a reduction of capital of €1,003 thousand.

  After such capital conversions the share capital as of January 28, 2015 after the end of the twelfth conversion period amounts to €91,717,022 corresponding to 836,769,720 shares completely subscribed and disbursed, and divided into two distinct classes of shares: 84,160,934 class A shares and 755,608,786 class B shares.

  The General Shareholders' meeting held on April 6, 2014 approved a dividend of €0.111 per share, which totals €91,637 thousand, compared to €38,741 thousand in the previous year. On April 6, 2014, the Ordinary General Shareholders' Meeting approved the paid-up capital increase with the purpose of implementing the payment of the dividend for the fiscal year 2013 means of a 'scrip dividend'.

  On April 23, 2014 the period for trading the free allotment rights corresponding to the aforementioned capital increase ended. During the period established for such purpose, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa did so. As such, on April 22, 2014, Abengoa proceed to acquire such rights in the total gross amount of € 39,057 thousand. The capital increase was carried out on April 23, 2014 with the issue of 810,582 Class A shares and 13,396,448 Class B shares, at their respective par values, in other words 1 euro for the Class A shares and 0.01 euro for the Class B shares. The total amount of the increase was therefore €944,546.48, of which €810,582 corresponded to the Class A shares issued and €133,964.48 to the Class B shares.

ABENGOA

Consolidated financial statements

18.2.
Parent company reserves

  The following table shows the amounts and movements of the Parent Company Reserves in 2014, 2013 and 2012:

	Balance as of 12.31.13	Distribution of 2013 profits	Capital increase	Other movements	Balance as of 12.31.14
Share premium	903,377	—	—	—	903,377
Revaluation reserve	3,679	—	—	—	3,679
Other reserves of the parent company:
—Unrestricted reserves	188,778	153,675	(1,322)	(2,217)	338,914
—Legal reserves	24,076	343	1,003	62,894	88,316

Total	1,119,910	154,018	(319)	60,677	1,334,286

	Balance as of 12.31.12	Distribution of 2012 profits	Capital increase	Other movements	Balance as of 12.31.13
Share premium	388,752	—	514,625	—	903,377
Revaluation reserve	3,679	—	—	—	3,679
Other reserves of the parent company:
—Unrestricted reserves	219,426	70,390	(16,865)	(84,173)	188,778
—Legal reserves	16,549	6,365	1,162	—	24,076

Total	628,406	76,755	498,922	(84,173)	1,119,910

	Balance as of 12.31.11	Distribution of 2011 profits	Capital increase	Other movements	Balance as of 12.31.12
Share premium	388,752	—	—	—	388,752
Revaluation reserve	3,679	—	—	—	3,679
Other reserves of the parent company:
—Unrestricted reserves	202,178	26,595	(4,305)	(5,042)	219,426
—Legal reserves	4,607	7,140	4,802	—	16,549

Total	599,216	33,735	497	(5,042)	628,406

  The amount corresponding to 'Other movements' for 2014, 2013 and 2012 is mainly part of operations carried out with treasury shares and the reclassification to equity of the fair value of the embedded derivative of the convertible note due in 2019 because in 2014, conversion option meets the definition of equity instruments (see Note 20.3).

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

ABENGOA

Consolidated financial statements

  compliance with the conditions set forth in CNMV Circular 3/2007 of December 19. On November 8, 2012, the company entered into a liquidity agreement on class B shares with Santander Investment Bolsa, S.V. in compliance with the conditions set forth in CNMV Circular 3/2007 of December 19.

  As of December 31, 2014 treasury stock amounted to 41,624,265 shares (40,009,307 shares in 2013 and 14,681,667 shares in 2012), which 5,550,532 are class A shares and 36,073,733 are class B shares.

  Regarding the operations carried out during the year, the number of treasury stock purchased amounted to 14,237,018 class A shares and 169,126,263 class B shares and treasury stock transferred amounted to 14,069,382 class A shares and 167,678,941 class B shares, with a net result of €–2,217 thousand recognized in equity (€–89,612 thousand in 2013 and €–961 thousand in 2012).

  The proposed distribution of 2014 profits of the Parent Company:

Distribution	Balance as of 12.31.14
Legal reserve	—
Unrestricted reserves	104,705
Dividends	94,894

Total	199,599

  The proposed distribution of 2014 profits involves the payment of €0.113 per share in 2015.

18.3.
Other reserves

  Other reserves include the impact of the valuation of derivative instruments and available for sale investments at the end of the year.

  The following table shows the balances and movements of Other reserves by item for 2014, 2013 and 2012:

	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2013	(163,769)	3,313	(160,456)
—Gains/ (losses) on fair value for the year	(197,605)	(1,440)	(199,045)
—Transfer to the Consolidated Income Statement	29,720	—	29,720
—Tax effect	42,266	(2,068)	40,198

Balance as of December 31, 2014	(289,388)	(195)	(289,583)

ABENGOA

Consolidated financial statements

	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2012	(282,600)	2,334	(280,266)
—Gains/ (losses) on fair value for the year	89,584	(616)	88,968
—Transfer to the Consolidated Income Statement	88,924	—	88,924
—Tax effect	(53,385)	1,595	(51,790)
—Transfers between other reserves and retained earnings	(6,292)	—	(6,292)

Balance as of December 31, 2013	(163,769)	3,313	(160,456)

	Hedging reserves	Available-for-sale financial assets reserves	Total
Balance as of December 31, 2011	(180,034)	644	(179,390)
—Gains/ (losses) on fair value for the year	(237,614)	1,440	(236,174)
—Transfer to the Consolidated Income Statement	96,172	—	96,172
—Tax effect	38,876	341	39,217
—Transfers between other reserves and retained earnings	—	(91)	(91)

Balance as of December 31, 2012	(282,600)	2,334	(280,266)

  For further information on hedging activities, see Note 14.

18.4.
Accumulated currency translation differences

  The amount of accumulated currency translation differences for fully and proportionally consolidated companies and associates at the end of 2014, 2013 and 2012 is as follows:

	Balance as of 12.31.14	Balance as of 12.31.13	Balance as of 12.31.12
Currency translation differences:
—Fully and proportionally consolidated companies	(523,465)	(545,950)	(153,246)
—Associates	(5,866)	(36,885)	(14,134)

Total	(529,331)	(582,835)	(167,380)

  In 2014, the increase in the accumulated currency translation differences is mainly due to the appreciation of the US Dollar with respect to the euro.

  For the year 2013, the decrease in the accumulated currency translation differences is mainly due to the depreciation of the Brazilian real against the Euro.

ABENGOA

Consolidated financial statements

18.5.
Retained earnings

  The breakdown and movement of Retained earnings during the 2014, 2013 and 2012 fiscal years are as follows:

	Balance as of 12.31.13	Dist. of 2013 profit	2014 profit	Other movements	Balance as of 12.31.14
Reserves in full & proportionate consolidated entities	735,425	(87,410)	—	60,951	708,966
Reserves in equity method investments	15,508	(5,165)	—	(6,502)	3,841
Parent company dividends and reserves	—	194,020	—	(194,020)	—

Total reserves	750,933	101,445	—	(139,571)	712,807

Consolidated profits for the year	110,324	(110,324)	121,877	—	121,877
Profit attributable to non-controlling interest	(8,879)	8,879	3,415	—	3,415

Profit attributable to the parent company	101,445	(101,445)	125,292	—	125,292

Total retained earnings	852,378	—	125,292	(139,571)	838,099

	Balance as of 12.31.12	Dist. of 2012 profit	2013 profit	Other movements	Balance as of 12.31.13
Reserves in full & proportionate consolidated entities	772,943	(77,687)	—	40,169	735,425
Reserves in equity method investments	18,938	17,561	—	(20,991)	15,508
Parent company dividends and reserves	—	115,496	—	(115,496)	—

Total reserves	791,881	55,370	—	(96,318)	750,933

Consolidated profits for the year	94,020	(94,020)	110,324	—	110,324
Profit attributable to non-controlling interest	(38,650)	38,650	(8,879)	—	(8,879)

Profit attributable to the parent company	55,370	(55,370)	101,445	—	101,445

Total retained earnings	847,251	—	101,445	(96,318)	852,378

ABENGOA

Consolidated financial statements

	Balance as of 12.31.11	Dist. of 2011 profit	2012 profit	Other movements	Balance as of 12.31.12
Reserves in full & proportionate consolidated entities	491,110	298,771	—	(16,938)	772,943
Reserves in equity method investments	17,323	3,975	—	(2,360)	18,938
Parent company dividends and reserves	—	71,399	—	(71,399)	—

Total reserves	508,433	374,145	—	(90,697)	791,881

Consolidated profits for the year	395,482	(395,482)	94,020	—	94,020
Profit attributable to non-controlling interest	(21,337)	21,337	(38,650)	—	(38,650)

Profit attributable to the parent company	374,145	(374,145)	55,370	—	55,370

Total retained earnings	882,578	—	55,370	(90,697)	847,251

  Amounts included under 'Other movements' mainly refer to the acquisition of various non-controlling interests, the effects of which is recorded in net equity as required by the revised IFRS 3, as well as, to the impact of stake in Abengoa Yield sold in 2014, corresponding to the difference between the net proceeds and the book value of the net assets transferred.

  The Reserves in full and proportionate consolidated entities and equity method investments are as follows:

	Balance as of 12.31.14		Balance as of 12.31.13		Balance as of 12.31.12
Business unit	F.C/P.C	E.M.	F.C/P.C	E.M.	F.C/P.C	E.M.
Engineering and construction	852,870	2,412	727,792	9,164	571,151	46,366
Concession-type infraestructure	161,039	1,429	173,800	6,976	128,205	(33,378)
Industrial production	(304,943)	—	(166,167)	(632)	73,587	5,950

Total	708,966	3,841	735,425	15,508	772,943	18,938

18.6.
Non-controlling interest

  Non-controlling interest increased during 2014, mainly due to the initial public offering Abengoa Yield's ordinary shares, which was closed on June 18, 2014 (see Note 6.2), as well as, capital increases carried out in certain Brazilian subsidiaries with non-controlling interests.

Note 19. — Project debt

        As indicated in Note 2.2 of this report, the Consolidation Group includes interests in various companies that, in general, have been created to develop an integrated product that consists of designing, constructing, financing, operating and maintaining a specific infrastructure (usually a large-scale asset such as a power transmission line). These may be owned outright or under a concession arrangement for a specific period of time and they are financed with non-recourse project financing (project finance).

        Project finance (non-recourse financing) is generally used as a means of constructing an asset, using the assets and cash flows of the company (or group of companies) that will perform the activity associated

ABENGOA

Consolidated financial statements

with the project being financed as collateral. In most cases the assets and/or contracts are used as a guarantee against repayment of the financing.

        Compared to corporate financing, the project finance has certain key benefits, which include a longer borrowing period (due to the profile of the cash flows generated by the project) and a clearly defined risk profile.

        Despite having a commitment from a financial institution during the awarding phase of the project and since the financing is usually completed in the latter stages of a construction project—mainly because these projects require a significant amount of technical and legal documentation to be prepared and delivered that is specific to the project (licenses, authorizations, etc.)—bridge loan (Non-recourse finance in process) needs to be available at the start of the construction period in order to begin construction activities as soon as possible and to be able to meet the deadlines specified in the concession agreements (see Note 19.2).

        Obtaining this financing is considered as a temporary funding transaction and is equivalent to the advances that clients traditionally make during the different execution phases of a construction project or works.

        Bridge loan has specific characteristics compared to traditional advances from clients. For example the funds are usually advanced by a financial institution (usually for terms of less than 2-3 years), although there are similarities in the implicit risk that mainly relates to the capacity of the company that is going to own the project to construct it correctly in time and form.

        The specific funding requirements that usually accompany bridge financing agreements include the following:

  •
  The funds that are drawn down as the project is executed can only be used for developing the project to construct the asset, and

  •
  The obligation to use the project finance to repay the bridge loan.

        This means that conversion of the bridge loan in a long-term project finance arrangement has a very high degree of security from the start of the project because there is a comfort letter or support from the institutions that are going to participate in the long-term financing. As we recently pointed out to our shareholders and investors, Abengoa has managed to substitute this bridge loan with the project finance in all of the projects (more than 110 during the company's history) that it has developed. This enables it to offer a high degree of certainty and confidence regarding the financing of these projects, and to our minority shareholders involved in them (when they exist), as well as to the institutions that have committed the project finance.

        In terms of guarantees, both the bridge loan and the project finance have the same technical guarantees from the contractor in relation to price, deadlines and performance.

        The difference is that the bridge loan also has corporate guarantee from the project's sponsor in order to cover the possibility of a delay in the financial closing of project finance.

        Both guarantees (contractor and sponsor) are intended to underwrite the future cash flows from the project in the event that technical risks give rise to variations in them (failure to comply with the construction schedule or with the deadlines for finalizing the project finance).

        This latter risk is particularly remote since there is a very high degree of security from the start with regards to conversion of the bridge loan into the project finance, as we have said.

ABENGOA

Consolidated financial statements

        Therefore the bridge loan and the project finance are—from a contractual perspective—independent loan transactions, although they are linked in terms of their overall aim (for example, with the exception of the aforementioned guarantees, both share the same risks; their sole purpose is for financing projects; they are generally repaid with funds from the project itself; and they are separate from the company's other cash sources) and commercially (the financial institution itself has an interest in favorably resolving the continuity of both transactions). These two types of financing are therefore considered to be similar in terms of managing the company's business.

        Consequently, the internal criteria for classifying a financial liability in the Consolidated Statement of Financial Position as project debt is based on the characteristics and use of that financing and not on the guarantees provided, since the security and predictability of the substitution process (based on past guarantees) means that this guarantee is more theoretical or hypothetical with regards to its use (such a guarantee has never been used by the nominal beneficiaries).

        In relation to the return on the project, it has always been more beneficial to obtain bridge loan via the special purpose entity responsible for operating and maintaining the asset to be constructed. However, during the last year the cheaper cost of financing obtained at a corporate level has enabled projects to be financed centrally, generating important competitive advantages as well as reducing start times for project construction. Consequently, a total of €1,058,880 thousand in financing was issued in 2014 with a corporate guarantee, structured in a similar way to the bridge loans used previously in terms of their purpose (project financing) and repayment (from project cash flows). This financing is therefore also considered to be similar to the project finance in terms of managing the business and the company's risk and it is therefore classified under the same heading.

        The details of project debt applied to projects, for both non-current and current liabilities, as at December 31, 2014 and 2013 is as follows:

Project debt	Balance as of 12.31.14	Balance as of 12.31.13
Project finance (Non-recourse project financing)	3,011,702	5,744,413
Project bridge loan (Non-recourse project financing in process)	1,946,412	576,537

Total project debt	4,958,114	6,320,950

Non current	4,158,904	5,736,151
Current	799,210	584,799
19.1.
The balances and movements for 2014 of project debt are set out in the table below:

	Project debt— long term	Project debt— short term	Total
Balance as of 12.31.13	5,736,151	584,799	6,320,950
Increases	1,871,770	860,813	2,732,583
Decreases (reimbursement)	(185,809)	(921,401)	(1,107,210)
Currency translation differences	60,198	15,430	75,628
Changes in consolidation and reclassifications	(286,272)	324,780	38,508
Transfer to liabilites held for sale	(3,037,134)	(65,211)	(3,102,345)

Balance as of 12.31.14	4,158,904	799,210	4,958,114

  During the nine month period ended September 30, 2014 project debt increased due to the bridge loan issued on September, 2014 (€500 million), the new bridge loan obtained by Abengoa Greenbridge through the Tranche B of the syndicated refinancing amounting to €700 million (see

ABENGOA

Consolidated financial statements

  note 20) to the ordinary notes issurance and the credit facility signed by Abengoa Yield (€285 million), the new bridge loan obtained for the Zapotillo aqueduct project in Mexico (€262 million), the new bridge loan obtained for the Solar project in Chile (€238 million), the new bridge loan obtained for the cogeneration project in Mexico (€137 million), the new project finance for the Bioethanol project in Brazil (€129 million), the new project finance for smaller amounts for desalination, solar, bioenergy and transmission line projects (€482 million), and to a lesser extend to the incorporation of the debt Hugoton project (€39 million) and due to the exchange differences mainly as a result of the US dollar and Brazilian real appreciation against the euro (€76 million). Most significant decreases are the classification as liabilities held for sale of project finance or bridge loans corresponding to companies classified as held for sale (€–3,102 million). The repayment of the Solana project finance (€–324 million), the repayment of the bridge loan of the Bioethanol project in Brazil (€–167 million), the repayment of bridge loan of certain transmission line projects in Brazil (€–316 million), the repayment of the bridge loan of the cogeneration project in Mexico (€–137 million) and the repayment of project finance for smaller amounst for various projects (€–163 million).

  Ordinary notes Greenfield, S.A.

  With respect to the non-recourse debt in process (bridge loan) related to the issuance of ordinary notes, note that on September 30, 2014 Abengoa Greenfield, S.A., subsidiary of Abengoa, S.A., completed the placement to qualified institutional investors of an ordinary note ('Green Bonds') for a nominal value equivalent to €500 million and with the following terms and conditions:

  a)
  The placement was for a nominal amount equivalent to €500 million, split into two tranches, one for €265 million and a second tranche for USD 300 million, and maturing in 5 years.

  b)
  The notes accrue a fixed interest, payable every six months, with a rate of 5.5% for the Euro tranche and 6.5% for the U.S. dollar tranche.

  c)
  The notes are jointly guaranteed by certain group subsidiaries and have the same guarantees than ordinary notes issued by Abengoa Finance S.A.U. and described in Note 20.3.

  d)
  The proceeds will be used to finance in whole or in part the development of renewable projects until the moment when long term third party project financing is obtained.

  e)
  The proceeds do not apply to project finance as mentioned in the previous point should be classified in cash or other liquid financial instruments.

  Ordinary notes Abengoa Yield Plc

  With respect to the project debt related to the ordinary notes issuance, note that on November 17, 2014 our subsidiary Abengoa Yield Plc. issued Ordinary Notes to qualified and institutional investors for an amount of USD 255 million and maturing in 2019 and an interest rate of 7% payable every six months. The offer is guaranteed by Abengoa Yield and some of its subsidiaries.

  Abengoa Yield used the proceeds for the acquisition of three assets from Abengoa, S.A. for an amount of USD 312 million: the solar concentration plants Solacor 1 and Solacor 2 and PS10 and PS20 located in Spain with the combined capacity of 131 MW and the wind from Cadonal located in Uruguay and with the capacity of 50 MW. At the end of 2014, Abengoa Yield is classified as discontinued operation in accordance with the requirements of IFRS 5 (see Note 7) and the Company has reclassified this debt to the heading liabilities held for sale within the Consolidated Statements of Financial Position.

ABENGOA

Consolidated financial statements

  Credit Facility Abengoa Yield, Plc

  With respect to the project debt related to Abengoa Yield's credit facility, on December 4, 2014 Abengoa Yield entered into a credit facility which consists of a four year bullet facility in the amount of USD 125 million. It was signed with a syndicate of five banks comprised by HSBC, Bank of America Merrill Lynch, Citi, RBC and Santander. It bears interest at Libor + 275 basis points. The Credit Facility is guaranteed by Abengoa Yield and some of its subsidiaries. At the end of 2014, Abengoa Yield is classified as discontinued operations in accordance with the requirements of IFRS 5 (see Note 7) and the Company has reclassified this debt to the heading liabilities held for sale within the Consolidated statements of financial position.

  The balances and movements for 2013 of project debt are set out in the table below:

	Project debt— long term	Project debt— short term	Total
Balance as of 12.31.12	4,678,993	577,779	5,256,772
Increases	1,666,324	164,506	1,830,830
Decreases (reimbursement)	(477,684)	(476,417)	(954,101)
Currency translation differences	(285,264)	(63,015)	(348,279)
Changes in consolidation and reclassifications	153,782	381,946	535,728

Balance as of 12.31.13	5,736,151	584,799	6,320,950

  The increase in 2013 was mainly due to the consolidation of Arizona Solar One (see Note 6.4) by € 809 million and to new drawnings related to transmission lines projects (€ 605 million). In addition, the Company obtained new financing for the cogeneration plant in Tabasco, Mexico (€566 million). There were also new drawnings for thermo-solar projects (€ 366 million), mainly Solaben 1 and 6 (€ 200 million).

  Additionally, the Company repaid (€–377 million) corresponding to the existing debt of the cogeneration plant in Tabasco, Mexico, which was replaced by a new financing as referred to above. Furthermore, there were repayments of debt related to thermo-solar projects (–€ 175 million) and transmission lines (–€ 122 million). Project debt also decreased due to the sale of Befesa (–€369 million), to the classification of Qingdao as held for sale (–€ 106 million) and to translation differences (–€348 million) mainly caused by the depreciation of Brazilian real with respect to the euro.

  Project finance entered into in 2014 (in million of Euros) is as follows:

Project	Year	Country	Amount committed	Amount drawn
Société d'Eau Déssalée d'Agadir (SEDA)	2014	Marruecos	63	—
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	2014	México	131	—

Total year 2014			194

ABENGOA

Consolidated financial statements

19.2.
The table below lists projects with bridge loan in progress (bridge loan) as of December 31, 2014 (amount in thousands of Euros):

	LAT Brasil(1)	Hospital Manaus	Acueducto Zapotillo	Abent T3	ACC4T	CSP Atacama I	CSP Atacama II	PV Atacama I	San Antonio Water	Total
Construction start date	Mar-13 / Ago-14	Apr-13	Oct-11	Sep-13	Sep-14	Apr-14	Dec-14	Dec-14	Dec-14	—
Estimated end date	Feb-16 / Jul-18	Aug-15	Sep-17	Jan-17	Jan-18	Feb-17	Oct-17	Apr-16	Oct-19	—
Estimated amount of the contract (EPC)	2,390,209	146,557	459,834	936,448	541,614	1,079,661	721,501	199,951	529,600	7,005,375
Bridge loan start date	Mar-13/ Sep-14	Dec-13	Aug-14	Sep-14	Dec-14	Aug-14	Dec-14	Dec-14	Dec-14	—
Bridge loan maturity date	Jul-15/ Sep-19(2)	Abr-15	Feb-15	Sep-19(2)	Dec-19	Oct-17	Dec-19	Jul-19(2)	Jul-19(2)	—
Anticipated LT financing start date	Jul-15/ Sep-17	Abr-15	Feb-15	Sep-15/ Sep-19	Sep-15	Sep-15	Dec-15	Sep-15	May-16	—
LT financing duration	Up to 15,5 years	Up to 12 years	Up to 20 years	Up to 18 years	Up to 18 years	Up to 18 years	Up to 19 years	Up to 20 years	Up to 30 years	—
LT financing expected amount committed	1,485,632	103,218	400,737	682,959	502,967	755,780	629,030	190,027	627,065	4,813,125
Bridge loan amount drawn(3)	1,047,434	34,866	262,091	250,000	64,000	160,621	27,400	50,000	50,000	1,946,412
Guarantee type(4)	Contractor and Sponsor / Corporate	Contractor and Sponsor	Contractor and Sponsor	Contractor and Sponsor / Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	Contractor and Sponsor / Corporate	Corporate	—

    (1)
    Includes the transmission line projects in Brazil relating to ATE XVI Transmissora de Energía, S.A. (Miracema), ATE XVII Transmissora de Energía, S.A. (Milagres), ATE XVIII Transmissora de Energía, S.A. (Estreito), ATE XIX Transmissora de Energía, S.A. (Luiz Gonzaga), ATE XX Transmissora de Energía, S.A. (Teresina), ATE XXI Transmissora de Energía, S.A. (Parauapebas), ATE XXII Transmissora de Energía, S.A., ATE XXIII Transmissora de Energía, S.A. and ATE XXIV Transmissora de Energía, S.A.

    (2)
    Once the long-term funding associated with the projects has been obtained, the issuer will use the funds from the Green Bond to finance other Green Projects, selected according to the "Use of Funds" requirements specified in the Offering Memorandum. Additionally, for funds tranch B (see Note 20), after long-term funds obtained can be allocated to developing new projects after fulfilling the requirements specified in the financing agreement.

    (3)
    Excludes amounts withdrawn from the bridge loans, which have been issued by the projects with Contractor and Sponsor guarantee, amounting to €252,783 thousands and which have been transferred to liabilities held for sale (see Note 7).

    (4)
    The guarantee references "Contractor and sponsor" refer to corporate guarantees related to the bridge financing of the projects. The references to "Corporate" guarantees refer to corporate guarantees mainly related to the Green Bonds. These guarantees cover all of the indicated bridge financing.
19.3.
Within the assets on the Consolidated Statement of Financial Position and under the Cash and Cash equivalent and Financial Receivables headings, there are debt service reserve accounts in the amount of €94 million relating to project finance in 2014 (€156 million in 2013).

19.4.
Appendix IX of this consolidated report details the Project companies as of the end of 2014 which are financed by project debt.

19.5.
The repayment schedule for project debt, at the end of 2014 is as follows and is consistent the projected cash flows of the related projects:

2015	2016	2017	2018	2019	Subsequents years
799,210	669,407	225,971	851,524	724,341	1,687,661

  Included within the amounts repayable there are balances relating to operations financed through bridge loans which will be repaid upon the project finance.

ABENGOA

Consolidated financial statements

19.6.
Current and non-current loans with credit entities include amounts in foreign currencies for the total of €2,436,633 thousand (€3,958,597 thousand in 2013).

  The equivalent in Euros of the most significant foreign-currency-denominated debts held by the Group is as follows:

	12.31.14		12.31.13
Currency	Non-domestic companies	Domestic companies	Non-domestic companies	Domestic companies
Dinar (Algeria)	345,351	—	390,089	—
Dollar (USA)	664,707	356,738	2,111,663	67,875
Peso (Chile)	—	—	4,767	—
Real (Brazil)	1,069,837	—	1,384,203	—

Total	2,079,895	356,738	3,890,722	67,875

19.7.
The balance of interest payable is €15,518 thousand as of December 31, 2014 (€46,717 thousand as of December 31, 2013) and is included under current 'Project debt'.

Note 20. — Corporate financing

        As indicated in Note 4, corporate financing is used to finance the activities of the remaining companies which are not financed under project debt and is guaranteed by Abengoa, S.A. and, in some cases, jointly guaranteed by certain group subsidiaries.

20.1.
The breakdown of the corporate financing as of December 31, 2014 and 2013 is as follows:

Non-current	Balance as of 12.31.14	Balance as of 12.31.13
Credit facilities with financial entities	871,613	1,959,339
Notes and bonds	2,755,993	2,638,083
Finance lease liabilities	24,064	27,093
Other loans and borrowings	97,029	110,630

Total non-current	3,748,699	4,735,145

Current	Balance as of 12.31.14	Balance as of 12.31.13
Credit facilities with financial entities	444,386	636,733
Notes and bonds	1,096,965	256,443
Finance lease liabilities	10,927	12,945
Other loans and borrowings	24,373	13,143

Total current	1,576,651	919,264

Total corporate financing	5,325,350	5,654,409

20.2.
Credit facilities with financial entities

a)
The amount of current and non-current credit facilities with financial entities as of December 31, 2014 includes debts denominated in foreign currencies in the amount of €356,324 thousand (€278,511 thousand in 2013).

ABENGOA

Consolidated financial statements

    The most significant amounts of debt in foreign currencies with financial entities are as follows:

	12.31.14		12.31.13
Currency	Non-domestic companies	Domestic companies	Non-domestic companies	Domestic companies
Dollar (USA)	173,796	145,537	104,602	112,609
Peso (Argentina)	3	—	—	—
Peso (Chile)	978	—	—	—
Peso (Colombia)	2,537	—	—	—
Peso (Mexico)	12,964	—	15,642	—
Real (Brazil)	6,356	—	178	—
Rand (South Africa)	—	—	34,509	—
Rupee (Indian)	13,859	—	9,640	—
Sol (Peru)	—	—	793	—
Yuan (China)	294	—	538	—

Total	210,787	145,537	165,902	112,609

  b)
  The following table shows a list of credit facilities with financial entities:

Loan details	Year granted	Granted amount	Outstanding	Expiry
Syndicated loan	2014	700,000	180,214	jul-19
ICO financing	2007	151,389	36,189	jul-15
Instalaciones Inabensa SA financing	2010 – 2013	440,296	304,032	2014 – 2020
Abener Energia SA financing	2010 – 2013	496,572	344,415	2014 – 2024
Remaining loans	Varios	463,360	451,149	Varios

Total		2,251,617	1,315,999

    With the aim of minimizing the volatility in interest rates of financial operations, specific contracts are signed to hedge the possible variations that may occur (See Note 14).

    The long-term syndicated financing loan was signed for the purposes of financing investments and general financing requirements of Abengoa, S.A. and all the companies of the group without project debt.

    On September 30, 2014 Abengoa, S.A. closed the previous syndicated loan upon a long term revolving financing signed for an amount of approximately €1,400 million and maturing in the end of 2019 split in two tranches:

    •
    Tranch A, of corporate financing for an amount of €700 million, to extend the maturity of the existing syndicated loan, and

    •
    Tranch B, of bridge loan (non-recourse financing in process) for an amount of €700 million to fund the promotion, development and construction of concession projects until obtaining long term financing related to these projects (see Note 19).

    Both tranches are guaranteed by Abengoa, S.A. and jointly by certain Group subsidiaries.

    The new financing extends the maturity of the existing debt to more than four years and reduces the financial cost (with the possibility of further improvements in case of a company

ABENGOA

Consolidated financial statements

    rating increase by the agencies). The interest until the end of the year will be approximately 3.01%.

    In addition, the loan with the Official Credit Institute (ICO) is aimed at financing specific investment programs, more notably overseas programs.

    Furthermore, some subsidiaries of Abengoa S.A. undersigned long-term loans with various entities with the support of various Export Credit Agencies, including two financing agreements signed with a group of financing entities backed by an EKN (Swedish Export Credit Agency) guarantee to finance industrial machinery in various projects:

    To ensure that the Company has sufficient funds to repay the debt with respect to its capacity to generate cash flow, Abengoa has to comply with a Corporate Net Debt Corporate/EBITDA financial ratio with the financial institutions.

    According to the financing agreements, the maximum limit of this ratio was 3.0 for the years 2012, 2013 and until December 30, 2014 and 2.5 starting December 31, 2014. As of December 31, 2014 and 2013, Corporate Net Debt/EBITDA financial ratio was 2.11 and 1.69 respectively, according to the conditions of the financing agreements.

  c)
  As of December 31, 2014 the debt repayment calendar was as set out in the following table:

	2015	2016	2017	2018	2019	Subsequent years	Total
Syndicated loan (*)	—	—	—	—	180,214	—	180,214
ICO financing	36,189	—	—	—	—	—	36,189
Instalaciones Inabensa SA financing	68,887	64,719	66,574	51,777	45,819	6,256	304,032
Abener Energia SA financing	104,665	60,645	37,838	50,787	29,578	60,902	344,415
Remaining loans	234,645	40,174	43,556	19,831	46,497	66,446	451,149

Total	444,386	165,538	147,968	122,395	302,108	133,604	1,315,999

    (*)
    In case the whole facility is withdrawn, €480 million will mature in 2018 and €220 million in 2019.

    The exposure of the Group to movements in interest rates and the dates at which prices are revised is specified in Note 4 on the management of financial risks. Corporate financing is mainly based in variable interest rates, as such its fair value is close to its book value. The fair value is based on discounted cash flows, applying a discount rate being that of the third-party loan.

  d)
  The balance of interest payable is €8,833 thousand as of December 31, 2014 (€39,664 thousand in 2013) and is included under 'Short-term borrowings'.

  e)
  Real estate pledged against mortgages corporate financing as of December 31, 2014 is not significant.

  f)
  The average interest rates associated with the debt facilities reflect normal levels in each of the regions and areas in which the facility was agreed upon.

  g)
  The average cost of total financing during 2014 was 7.1%.

ABENGOA

Consolidated financial statements

20.3.
Notes and bonds

  The table below shows the maturities of the existing notes as of December 31, 2014:

	2015	2016	2017	2018	2019	2020	2021
Convertible notes Abengoa	244,400	—	5,600	—	400,000	—	—
Ordinary notes Abengoa	300,000	500,000	534,847	550,000	—	370,279	500,000
Commercial paper Abengoa Mexico	43,502	—	—	—	—	—	—
Euro-Commercial Paper Programme (ECP) (*)	464,141	—	—	—	—	—	—

Total	1,052,043	500,000	540,447	550,000	400,000	370,279	500,000

  (*)
  With possibility of renewal

  Convertible notes 2014

  On July 24, 2009, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions in Europe for the amount of €200 million. On January 17, 2013, Abengoa, S.A. repurchased a nominal amount of €99.9 for a purchase price of €108.8 million. The terms and conditions of the issuance were currently as follows:

  a)
  The nominal amount of the notes was one hundred million and one hundred thousand Euros (€100.1 million) with maturity set at 5 years.

  b)
  The Notes accrued a fixed annual interest of 6.875% payable semiannually.

  c)
  The 2014 Convertible Notes were convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €21.12 per ordinary share of Abengoa and was adjusted to €20.84 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €4.17 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders' Meeting held on September 30, 2012. Additionally, the conversion price was adjusted to €3.81 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013.

  d)
  Pursuant to the Terms and Conditions, in the event that investors decided to exercise their right of conversion, the Company might decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash.

  e)
  The notes were jointly guaranteed by certain group subsidiaries.

  As described in Note 2.18.1 Significant accounting policies, in accordance with IAS 32 and 39 and the Terms and Conditions of the issuance, since Abengoa has a contractual right to choose the type of settlement and one of these possibilities is paying through a variable number of shares and cash, the conversion option qualifies as an embedded derivative. Thus, the convertible bonds are considered a hybrid instrument, which includes a component of debt and an embedded derivative for the conversion option held by the bondholder. This happens with 2014 and 2017 convertible bonds.

ABENGOA

Consolidated financial statements

  On July 24, 2014, the convertible bonds matured, being cancelled in cash, according to its terms and conditions. The carrying value amount of the liability component of this note at December 31, 2013 amounted to 96,183 thousand.

  At December 31, 2013, the fair value of the derivative liability embedded in the convertible bond was €984 thousand. The income recognized in 'Other net finance income/expense' in the Consolidated Income Statement for the year ended December 31, 2014 was €984 thousand (an income of €9,672 thousand in 2013) due to changes in fair value until its settlement date, see Note 30.3.

  The key data for the valuation model was the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set out in the table below:

12.31.2013
'Spot Abengoa ' Price (Euros)	2.18
'Strike ' Price (Euros)	3.81
Maturity	07/24/2014
Volatility	40%
Number of shares	26,272,966

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

  The fair value of such call options as of December 31, 2013 was €419 thousand. The expense recognized in 'Other net finance income/expense' in the Consolidated Income Statement for the year ended December 31, 2014 was €419 thousand (an expense of €4,295 thousand in 2013 and an expense of €17,139 thousand in 2012), due to change in fair value until its liquidation, see Note 30.3.

  The key data for the valuation model included the share price, the estimated profitability of the dividend, the envisaged life of maturity, an interest rate and underlying volatility as set forth in the table below:

12.31.2013
'Spot Abengoa ' Price (Euros)	2.18
'Strike ' Price (Euros)	4.22
Maturity	07/24/2014
Volatility	47%
Number of shares	35,000,000

  Convertible notes 2017

  On February 3, 2010, Abengoa, S.A. issued Convertible Notes, convertible into ordinary shares, to qualified investors and institutions for the amount of €250 million. The terms and conditions of the issuance are currently as follows:

  a)
  The Notes were issued for two hundred million Euros (€250 million) with maturity set at 7 years.

  b)
  The Notes accrue a fixed annual interest of 4.5% payable semiannually.

ABENGOA

Consolidated financial statements

  c)
  The 2017 Convertible Notes are convertible into fully paid class A shares or class B shares of Abengoa, subject to certain liquidity conditions, credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The conversion price was initially set at €30.27 per ordinary share of Abengoa and was adjusted to €29.87 per share in July 2012 following a dividend payment (€0.35 per share) in excess of the dividend threshold permitted without adjustment in the conversion price (€0.21 per share). In October 2012, the conversion price was adjusted to €5.97 per share of Abengoa due to the distribution of class B shares as approved by the Extraordinary General Shareholders' Meeting held on September 30, 2012. Additionally, the conversion price was adjusted to €5.45 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013 and in April 2014, the conversion price was again adjusted to €5.35 per chare of Abengoa following a dividend payment in excess or the dividen threshold permitted without adjunstment in the conversion price.

  d)
  On February 3, 2015, holders of the 2017 Convertible Notes had the right to require Abengoa to redeem the 2017 Convertible Notes at the principal amount together with accrued and unpaid interest to such date.

    On February 3, 2015, certain bondholders exercised the conversion option amounting to €244,400 thousand, corresponding to principal plus interest accrued and unpaid to date. The remaining bondholders, amounting to €5,600 thousand, preferred not to exercise its option and wait until the maturity in 2017.

  e)
  Pursuant to the Terms and Conditions, in the event that investors decide to exercise their right of conversion, the Company may decide to settle the issuance entirely in shares, in cash or in a combination of shares and cash.

  f)
  The notes are jointly guaranteed by certain group subsidiaries.

  The carrying value amount of the liability component of this bond at December 31, 2014 amounted to €216,768 thousand (€203,422 thousand at December 31, 2013).

  Additionally, at December 31, 2014, the fair value of the derivative liability embedded in the convertible bond is €4,021 thousand, while its fair value as of December 31, 2013 amounted to €2,887 thousand. The decrease in fair value has been recorded as an expense amounting to €1,134 thousand in 'Other net finance income/expense' in the Consolidated Income Statement for the year ended December 31, 2014 (an income of €36,419 thousand in 2013 and an income of €16.885 thousand in 2012), see Note 30.3.

  The key data for the valuation model included the share price, the estimated profitability of the dividend, an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.2014	12.31.2013
'Spot Abengoa ' Price (Euros)	1.83	2.18
'Strike ' Price (Euros)	5.35	5.45
Maturity	03/02/2017	02/03/2017
Volatility	56%	39%
Number of shares	46,728,972	45,871,560

  Furthermore, in order to partially hedge the derivatives embedded in the notes convertible, during the years 2011 and 2010 the Company purchased two call options over 7,100,000 Abengoa's own shares with a strike price of €30.27 per share, maturing on February 3, 2017 (over 35,500,000 Abengoa's

ABENGOA

Consolidated financial statements

  own shares with a strike price of €6.05 after the distribution of class B shares approved by the Extraordinary General Meeting held on September 30, 2012).

  These options hedge around 76% of the notes in the event of conversion.

  The fair value of the options at December 31, 2013, calculated using the Black-Scholes model, was €2,322 thousand, while the fair value was €750 thousand at December 31, 2014. The decrease in fair value has been recorded as a finance expense amounting to €1,572 thousand recorded in 'Other net finance income/expense' in the Consolidated Income Statement (an expense of €1,743 thousand in 2013 and an expense of €17,139 thousand in 2012), see Note 30.3. As of December 31, 2014 the listed price of these bonds was 99,38%.

  The key data for the valuation model included the share price, the estimated profitability of the dividend an envisaged option maturity life, an interest rate and underlying volatility as set forth in the table below:

	12.31.2014	12.31.2013
'Spot Abengoa ' Price (Euros)	1.83	2.18
'Strike ' Price (Euros)	6.05	6.05
Maturity	03/02/2017	02/03/2017
Volatility	43%	43%
Number of shares	35,500,000	35,500,000

  Convertible notes 2019

  On January 17, 2013, Abengoa, S.A. issued €400 million aggregate principal amount among qualified and institutional investors of convertible notes due 2019 (the '2019 Convertible Notes'). The notes are convertible into class B shares. In summary, the final terms and conditions of the issuance are as follows:

  a)
  The Notes were issued for four hundred million Euros (€400 million) with maturity set at 6 years.

  b)
  The Notes accrue a fixed annual interest of 6.25% payable semiannually.

  c)
  The Notes are convertible, at the option of noteholders into fully paid class B shares.

  d)
  In the event that investors decide to exercise their right of conversion, the Company may decide to repay the notes in shares, cash or a combination of cash and shares.

  e)
  The 2019 Convertible Notes are convertible into class B shares of the Parent Guarantor credited in the number determined by dividing the aggregate nominal amount of the Notes by the applicable conversion price. The initial conversion price is €3.27 for each class B share of the Company. The conversion price has been adjusted to €3.04 per share of Abengoa as a result of the Capital Increase completed on October 29, 2013 and in April 2014, the conversion price was again adjusted to €2.98 per share of Abengoa following a dividend payment in excess of the dividend threshold permitted without adjustment in the conversion price.

  f)
  The notes are jointly guaranteed by certain group subsidiaries.

  At the beginning of 2014, the Board of Directors expressly and irrevocably stated, with binding effect, that in relation to the right conferred by Clause 6 (j) (Settlement in cash) of the Terms and Conditions of this convertible bond, which grants Abengoa the right to choose the type of payment, the Company shall not exercise the cash settlement option in the event that bondholders decide to exercise their conversion right early during the period granted for that effect and Abengoa, S.A. shall

ABENGOA

Consolidated financial statements

  therefore only settle this conversion right in shares. Accordingly, the fair value at the beginning of the year of the derivative liability embedded in the convertible bond, which totaled €62,894 thousand, was reclassified as equity since after that date the conversion option meets the definition of an equity instrument.

  The carrying value of the liability component of the notes at December 31, 2014 amounts to €323,209 thousand (€309,249 thousand in 2013).

  Ordinary notes Abengoa 2015

  On December 1, 2009, Abengoa S.A. issued ordinary Notes for the amount of €300 million. In summary, the final terms and conditions of the issuance are as follows:

  a)
  The Notes were issued for three hundred million Euros (€300 million) with maturity set at 5 years.

  b)
  These Notes will accrue a fixed annual interest of 9.625% payable semiannually.

  c)
  These Notes are jointly guaranteed by some subsidiaries of the group.

  As of December 31, 2014 the listed price of these bonds was 100.44%.

  Ordinary notes Abengoa 2016

  On March 31, 2010, Abengoa S.A. issued ordinary Notes to qualified investors and institutions in Europe for the amount of €500 million. In summary, the final terms and conditions of the issuance are as follows:

  a)
  The Notes were issued for five hundred million Euros (€500 million) with maturity set at 6 years.

  b)
  The fixed annual payable twice-yearly interest on the Notes is 8.50% annually.

  c)
  The Notes are guaranteed jointly by certain subsidiaries of the group.

  As of December 31, 2014 the listed price of these bonds was 100.00%.

  Ordinary notes Abengoa 2017

  On October 19, 2010, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bonds for USD 650 million among qualified and institutional investors in accordance with Rule 144A of the Securities Act of 1933 and subsequent amendments thereto. In summary, the terms and conditions of the issue that were established definitively are:

  a)
  The Notes issue is for an amount of six hundred and fifty million United States dollars (USD 650 million) and matures at 7 years.

  b)
  The Notes will accrue fixed annual interest of 8.875%, payable every six months.

  c)
  The Notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.

  As of December 31, 2014 the listed price of these bonds was 96.88%.

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

ABENGOA

Consolidated financial statements

  additional and fungible notes, at a price of 105.25%, which is equivalent to a yield of 7.408%. The terms and conditions of the issuance are as follows:

  a)
  The aggregate nominal amount of the Notes is five hundred and fifty million Euros (€550 million) with maturity set at 5 years.

  b)
  The Notes accrue a fixed annual interest of 8.875% payable semiannually.

  c)
  The Notes are jointly guaranteed by Abengoa, S.A. and certain subsidiaries of the group.

  As of December 31, 2014 the listed price of these bonds was 95.88%.

  Ordinary notes Abengoa 2020

  On December 13, 2013, Abengoa Finance, S.A. Unipersonal, a subsidiary of Abengoa, S.A., issued an ordinary bond for USD 450 million among qualified and institutional investors. In summary, the terms and conditions of the issuance are:

  a)
  The Notes was issued for an amount of USD 450 million and matures in 6 years.

  b)
  The Notes accrue fixed annual interest of 7.75%, payable every six months.

  c)
  The Notes are jointly guaranteed by Abengoa, S.A. and certain group subsidiaries.

  As of December 31, 2014 the listed price of these bonds was 89.25%.

  Ordinary notes Abengoa 2021

  On March 27, 2014, Abengoa Finance, S.A.U., a subsidiary of Abengoa, S.A., issued an ordinary bond for €500 million among qualified and institutional investors. In summary, the terms and conditions of the issue that were established definitively are:

  a)
  The Notes was issued for an amount of €500 million and matures in 7 years.

  b)
  The Notes will accrue fixed annual interest of 6.00%, payable every six months, on March 15 and September 15.

  c)
  The Notes are jointly and severally guaranteed by Abengoa, S.A. and certain group subsidiaries.

  As of December 31, 2014 the listed price of these bonds was 85.69%.

  Euro-Commercial Paper Programme

  On January 29, 2013, Abengoa, S.A. carried out a Euro Commercial Paper (ECP) program for a maximum of €500 million with one-year maturity. Through this program, the company was able to issue notes between one and twelve months maturity, diversifying its financing options in the capital markets.

  On June 10, 2014, the maximum amount of the program was increased to €750 million.

  On December 22, 2014, the program was renewed for one more year and for the same amount. At the end of 2014, the program had a balance of €464,141 thousand.

  Commercial Paper Abengoa México

  On June 30, 2014 Abengoa Mexico S.A.de C.V. signed the short-term revolving exchange traded certificate program for an amount up to 3,000 million Mexican pesos equivalent to €43,502 million as of December 31, 2014).

  The certificates will accrue a variable interest rate calculated based in the Tasa de interés interbancaria de equilibrio ('TIIE') plus a margin to be determined in the moment of each use.

ABENGOA

Consolidated financial statements

20.4.
The balance of interest payable related to notes and bonds is €77,628 thousand as of December 31, 2014 (€55,349 thousand as of December 31, 2013) and is included under current 'Bonds and Notes'.

20.5.
Finance lease liabilities

  Finance lease creditors as of the end of 2014 and 2013 were::

Finance lease	Balance as of 12.31.14	Balance as of 12.31.13
Present values of future payments for finance lease	34,991	40,038
Liabilities: minimum payments for finance lease:
Less than 1 year	11,879	15,031
From 1 to 5 years	19,439	22,339
More than 5 years	7,108	8,139
Net book value:
Technical installations and machinery	27,865	24,997
Information processing equipment	3,045	2,515
Other tangible assets	17,705	22,606
20.6.
Other loans and borrowings

  The following table sets out the movement of Other loans and borrowings at the 2014 and 2013 year end:

	Balance as of 12.31.14	Balance as of 12.31.13
Sale and lease back	12,211	—
Derivative premiums payable	65,010	76,518
Low interest loans	6,775	6,732
Loans with public institutions and others	37,406	40,523

Total	121,402	123,773

Note 21. — Grants and other liabilities

  Grants and Other Liabilities as of December 31, 2014 and 2013 are shown in the following table

	Balance as of 12.31.14	Balance as of 12.31.13
Grants	146,684	374,345
Suppliers of non-current assets	2,488	2,239
Long-term trade payables	63,434	269,604

Grants and other non-current liabilities	212,606	646,188

  The decrease in Grants was mainly due to the classification as liabilities held for sale of grants and other liabilities corresponding to the companies in Abengoa Yield segment, partially offset by a cash grant awarded by the United States Department of the treasury for Hugoton second generation biofuels plant, as a result of the full consolidation of Abengoa Bioenergy Biomass of Kansas, LLC, once control over this company was obtained (see Note 6.4).

ABENGOA

Consolidated financial statements

Note 22. — Provisions and contingencies

22.1.
Provisions for other liabilities and charge

  The following table shows the movement of the non-current heading of 'Provisions for other liabilities and charges' for the years 2014 and 2013:

Item	Taxes	Liabilities	Dismantling	Total
Balance as of 12.31.12	33,334	42,492	42,451	118,277
Net increase/ (decrease) with impact in profit and loss	99	(678)	855	276
Translation differences	(37)	(459)	(419)	(915)
Changes in consolidation	(14,275)	(13,981)	(10,991)	(39,247)
Reclassifications and other movements	(3,906)	2,277	1,282	(347)

Balance as of 12.31.13	15,215	29,651	33,178	78,044

Net increase/ (decrease) with impact in profit and loss	389	2,611	1,469	4,469
Translation differences	17	763	1,173	1,953
Transfer to liabilities held for sale	—	(19)	(9,330)	(9,349)

Balance as of 12.31.14	15,621	33,006	26,490	75,117

  The decrease of total provisions in 2014 is mainly due to the classification of dismantling provisions of Abengoa Yield as liabilities held for sale.

  The decrease of total provisions in 2013 was mainly due to the exclusión of Befesa from the consolidation scope following the sale of its shareholding.

  Provision for tax and legal contingencies

  This provision represents the Group's best estimates in connection with risks relating to tax contingencies arising during the normal course of the Group's business, fundamentally in Latin America, when it is considered probable that there will be an outflow of resources in the medium or long term, which has been estimated being comprised in a period between 2 to 5 years, although the development of the contingencies and the new facts and circumstances that may arise overtime could change such estimated settlement period.

  There are also provisions recorded by Group companies in relation with court rulings and unfavorable tax inspections that are under appeal but have not been resolved yet. For these tax disputes the Group considers that it is probable that there will be an outflow of resources in the medium term (between 2 and 5 years).

  Provision for liabilities

  This provision includes the Group's best estimates of probable cash outflows in connection with litigation, arbitration and claims in progress in which the various group companies are defendants as a result of the activities they carry out. Management considers that these liabilities will likely be settled in the medium or long term, which has been estimated being comprised in a period between 2 to 5 years.

  Dismantling provision

  This provision is intended to cover future expenditures related to the dismantlement of the solar plants and it will be likely to be settled with an outflow of resources in the long term (over 5 years).

ABENGOA

Consolidated financial statements

22.2.
Contingent liabilities

  As of December 31, 2014 Abengoa and its Group of companies are involved in certain claims and litigations both against and in their favor. Such matters arise during the Group's normal course of business and represent the technical and economic claims that the contractual parties typically invoke.

  We have briefly summarized below the most significant proceedings, which in the Management's opinion are not expected to have a material adverse effect in the Consolidated Financial Statements, individually or as a whole, or for which the future outcome cannot be reliably estimated.

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

    In response to the lawsuit brought by Abengoa Puerto Rico, S.E., the AEE brought a counterclaim premised upon unlawful termination and consequential damages relating to the agreement with Abengoa Puerto Rico, S.E. and, at the same time, brought an additional lawsuit for the same amount against Abengoa and its insurer, American International Insurance Co. of Puerto Rico. The amount claimed by the AEE is approximately USD 450 million. Currently the lawsuit is under hearing phase.

  •
  On April 29, 2013, the European Commission decided to initiate an inspection on the Parent Guarantor, along with all the companies directly or indirectly under its control, including Abengoa Bioenergy Trading Europe B.V., regarding its possible participation in anticompetitive agreements or actions which were allegedly aimed at manipulating the results of Platt's Market on Close (MOC) price assessment as well as denying the access of one or more companies to participation in the MOC price assessment process. According to such European Commission's decision, the suspected anticompetitive conduct, agreements and/or mutually coordinated concrete actions have allegedly existed since 2002 and would likely involve various markets for which the Platts MOC process is used to report prices, including markets for biofuels.The investigation is still in a preliminary phase, and the European Commission has not initiated formal proceedings. Directors believe that it and the relevant companies within the Group (including Abengoa Bioenergy Trading Europe B.V.) have at all times complied with the applicable competition laws. We are actively cooperating with the European Commission in its investigation.

  •
  On February 11, 2010, the temporary joint venture (Unión Temporal de Empresas) formed by Befesa Construcción y Tecnología Ambiental, S.L. and Construcciones Alpi, S.A. (the 'UTE') took legal action against the Comunidad de Regantes de las Marismas del Guadalquivir (CRMG) regarding the project for the modernization of the Guadalquivir Marshes irrigation área (Proyecto de Modernización de la Zona Regable de las Marismas del Guadalquivir). The UTE asked for the following main claims: a) the declaration of the unlawful (i) termination of contract performed by the CRMG, (ii) application of penalties for delay; and (iii) other damages requested; and b) the termination of the agreement due to CRMG's breaches of contract, requesting a liquidation balance amounting to €32,454 thousand and additional €1,096 thousand based on different grounds. The CRMG answered the claim on November 4, 2010, requesting generically the dismissal of the UTE's claim.

ABENGOA

Consolidated financial statements

    On December 12, 2014, Abeinsa Infraestructuras Medio Ambiente, S.A. (Abeima, formerly Befesa Construcción y Tecnología Ambiental, S.L.) has been served with the claim brought by the CRMG against the UTE and its members (Abeima and Construcciones Alpi, S.A.), on the basis of the same dispute, project and factual issues of the aforementioned proceedings. The CRMG claims €120,353 thousand (approximately broken down as follows: €14,896 thousand for damages—works poorly executed, extra costs, alleged damages, etc. –€20,718 thousand for loss of profit and €84,682 thousand for penalties for delay). As at the date of these Consolidated Financial Statements the claim has been answered by the members of UTE.

22.3.
Contingent assets

  As of December 31, 2014 Abengoa and its Group of companies do not have significant contingent assets.

Note 23. — Third-party guarantees and commitments

23.1.
Third-party guarantees

  At the close of 2014 the overall sum of Bank Bond and Surety Insurance directly deposited by the group companies and all that the parent company deposited to any company in the group as guarantee to third parties (clients, financial entities, Public Entities and other third parties) amounted to €1,672,837 thousand (€1,323,267 thousand in 2013) out of which €8,092 thousand (€2,229 thousand in 2013) are attributed to operations of financial nature and €1,664,745 thousand (€1,321,038 thousand in 2013) to those of technical nature.

  In addition, the declarations of intent and commitments undertaken by the Group companies and what the parent company undertook to any company in the group as guarantee to third parties (clients, financial entities, Public Entities and other third parties) amounted to €5,789,243 thousand (€6,187,269 thousand in 2013) out of which €39,939 thousand (€32,480 thousand in 2013) are attributed to operations of financial nature and €5,749,304 thousand (€6,154,789 thousand in 2013) to those of technical nature.

  Also bridge loan (non-recourse financing in process) is guaranteed by Abengoa, S.A. and in some cases, jointly by certain group subsidiaries (see Note 19).

  Finally, as indicated in Note 20, the corporate financing is guaranteed by Abengoa, S.A. and in same cases, jointly by certain group subsidiaries.

ABENGOA

Consolidated financial statements

23.2.
Contractual obligations

  The following table shows the breakdown of the third-party commitments and contractual obligations as of December 31, 2014 and 2013 (in thousands of Euros):

2014	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	6,274,113	1,243,596	1,208,884	2,000,368	1,821,265
Notes and bonds	3,852,958	1,096,965	1,029,873	867,288	858,832
Liabilities due to financial leases	34,991	10,927	12,796	3,668	7,600
Other loans and borrowings	121,402	24,373	71,327	21,206	4,496
Obligations under operating Leases	13,826	3,867	5,537	3,035	1,387
Purchase commitments	1,072,848	933,071	123,123	5,517	11,137
Accrued interest estimate during the useful life of loans	2,599,142	589,443	908,675	500,009	601,015

2013	Total	Up to one year	Between one and three years	Between three and five years	Subsequent
Loans with credit institutions	8,917,022	1,221,532	2,837,961	938,084	3,919,445
Notes and bonds	2,894,526	256,443	795,159	1,210,960	631,964
Liabilities due to financial leases	40,038	12,945	12,348	1,588	13,157
Other loans and borrowings	123,773	13,143	62,835	39,394	8,401
Obligations under operating Leases	17,147	12,804	1,610	1,277	1,456
Purchase commitments	1,172,565	1,033,952	117,829	1,278	19,506
Accrued interest estimate during the useful life of loans	3,534,516	664,610	955,679	658,304	1,255,923

Note 24. — Tax situation

24.1.
Application of rules and tax groups in 2014

  Abengoa, S.A. and 222, 242 and 256 consolidated subsidiaries in 2014, 2013 and 2012, respectively (see Appendixes XI, XVI and XXI of these Consolidated Financial Statements) have filed its 2014, 2013 and 2012 income taxes following the rules for tax consolidation in Spain under the 'Special Regime for Tax Consolidation' Number 2/97.

  All the other Spanish and foreign companies included in the Consolidation group file income taxes according to the tax regulations in force in each country on an individual basis or under consolidation tax regulations. The fiscal policy of the company is based on compliance with the regulations in force in the countries where it operates.

ABENGOA

Consolidated financial statements

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

  Abengoa, S.A., as the dominant company of the tax group with registered number 02/97, has been informed of the start of inspection proceedings regarding the following concepts and periods:

Corporate income tax	2009 – 2011
Value added tax	03/2010 – 12/2011
Withholdings and on-account payments for personal income tax for residents and non-residents	03/2010 – 12/2011

  This inspection remains open as at the closing date of the financial statements, although no tax adjustments have been proposed. The directors believe that although potential interpretations of prevailing tax legislation could give rise to additional liabilities as a result of this inspection, these would not have a significant impact on the financial statements. This opinion is based on the best available information and the situation as at December 31, 2014, although the results of the inspection cannot be known with certainty.

24.2.
Deferred tax assets and liabilities

  At the end of 2014 and 2013 the analysis of deferred tax assets and deferred tax liabilities is as follows:

	Balance as of 12.31.14	Balance as of 12.31.13
Tax credits for tax loss carryforwards	487,278	378,229
Tax credits for deductions pending application
Tax credits for export activities	242,872	242,872
Tax credits for R+D+i	72,981	72,525
Other deductions	165,201	168,180
Temporary differences
Provisions	128,951	48,462
Impairment	29,313	16,274
Remuneration plans	19,386	18,550
Derivatives financial instruments	104,936	119,211
Non deductible expenses (Art. 20 TRLIS, Art. 7 Ley 16/2012)	131,666	80,726
Consolidation adjustments, homogenization adjustments and other	121,025	136,063

Total deferred tax assets	1,503,609	1,281,092

ABENGOA

Consolidated financial statements

	Balance as of 12.31.14	Balance as of 12.31.13
Accelerated tax amortization	69,701	32,272
Business combination	44,971	39,852
Consolidation adjustments, homogenization adjustments and other	167,125	255,180

Total deferred tax liabilities	281,797	327,304

  Article 29 and the Thirty-Fourth Transitional Provision of Law 27/2014 published in the official state gazette (BOE), on November 28, 2014, introduces changes of the Spanish tax system which include changing the general tax rate to 28% in 2015 and to 25% in 2016 (from 30% in 2014), among other measures. The reclassification of certain deferred tax assets and liabilities at the new tax rates has resulted in an expense of €49.4 million in the income statement and €17.9 million under equity for the company.

  Most of the tax credits for net operating loss carryforwards correspond to Brazil (€177 million), the United States (€141 million), Spain (€70 million) and the Netherlands (€56 million).

  Tax loss carryforwards in Brazil have been generated in years with poor meteorological conditions which have negatively affected sugarcane production. From 2011 a series of plans are carrying out to improve the quality of biological assets, to increase milling capacity and cogeneration plant capacity, with the ultimate purpose of increasing assets profitability. Tax loss carryforwards in the United States correspond mainly to projects in an initial stage of development or operation, the application of tax incentives and to other non-recurring losses. Tax loss carryforwards in Spain correspond mainly to the application of tax incentives.

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

  In addition, efforts in research, development and innovation activities (R&D&i) that Abengoa has been carrying out during the last years have resulted in the generation of important tax deductions, some of which are recorded as deferred tax assets for an amount of €73 million as of December 31, 2014.

  'Other deductions', which have been generated mainly in Spain, correspond primarily to deductions for double taxation (€75 million), environmental deductions (€12 million), deduction for reinvestment of extraordinary benefits (€ 51 million) and deductions for donations to non-profit organizations (€19 million).

  In relation to tax loss carryforwards and deductions pending of application recorded as deferred tax assets, the Company evaluates its recoverability projecting forecasted taxable income for the upcoming years and taking into account the Company tax planning strategy. Deferred tax liabilities reversals are also considered in these projections, as well as any limitation established by tax regulations in force in each tax jurisdiction.

  On the other hand, the Company has certain tax credits as of December 31, 2014 which it has not capitalized, as it determined that recoverability of such assets is not probable. These tax credits consist

ABENGOA

Consolidated financial statements

  mainly of tax loss carryforwards related to our US subsidiaries amounting to €35 million (€35 million in 2013 and €28.2 million in 2012), with expiration dates between 2029 and 2032; to our South African subsidiaries amounting to €37 million with expiration date in 2016, to our Spanish subsidiaries amounting to €89 million and to our Brazilian subsidiaries amounting to €8 million, without expiration date in the last two jurisdictions; and R&D&i and environmental tax credits in Spain amounting to €89 million (€75 million in 2013 and €50.3 million in 2012), with expiration dates between 2022 and 2032.

  The movements in deferred tax assets and liabilities during 2014 and 2013 were as follows:

Deferred tax assets	Amount
As of December 31, 2012	1,148,324
Increase / Decrease through the consolidated income statement	159,703
Increase / Decrease through other comprehensive income (equity)	(40,703)
Change in consolidation, various reclassifications and translation diff.	13,768

As of December 31, 2013	1,281,092

Increase / Decrease through the consolidated income statement	217,693
Increase / Decrease through other comprehensive income (equity)	52,651
Increase / Decrease through the consolidated income statement for change in tax rate	(83,683)
Increase / Decrease through other comprehensive income (equity) for change in tax rate	(17,925)
Transfer to assets held for sale	(58,465)
Change in consolidation, various reclassifications and translation diff.	112,246

As of December 31, 2014	1,503,609

Deferred tax liabilities	Amount
As of December 31, 2012	276,550
Increase / Decrease through the consolidated income statement	87,163
Increase / Decrease through other comprehensive income (equity)	11,126
Change in consolidation, various reclassifications and translation diff.	(47,535)

As of December 31, 2013	327,304

Increase / Decrease through the consolidated income statement	46,286
Increase / Decrease through other comprehensive income (equity)	(12,563)
Increase / Decrease through the consolidated income statement for change in tax rate	(34,244)
Increase / Decrease through other comprehensive income (equity) for change in tax rate	(46)
Transfers to liabilities held for sale	(7,634)
Change in consolidation, various reclassifications and translation diff.	(37,306)

As of December 31, 2014	281,797

ABENGOA

Consolidated financial statements

Note 25. — Trade payables and other current liabilities

25.1.
Trade payable and other current liabilities as of the close of 2014 and 2013 are shown in the following table:

Item	Balance as of 12.31.14	Balance as of 12.31.13
Trade payables for purchases of goods	4,034,367	3,707,470
Trade payables for services	1,061,871	1,121,466
Billings in excess and advance payments from clients	245,970	429,462
Remunerations payable to employees	52,211	37,017
Suppliers of intangible assets current	12,522	14,748
Other accounts payables	148,227	204,023

Total	5,555,168	5,514,186

25.2.
Nominal values of Trade payables and other current liabilities are considered to approximate fair values and the effect of discounting them is not significant.

25.3.
The table above includes amounts payable through 'Confirming without recourse' for an amount of €2,250 million at December 31, 2014 (€2,377 million in 2013) relating to various agreements entered into with a number of financial entities. There are deposits and cash and cash equivalents of the Consolidated Statement of Financial Position linked to the payment of such 'confirming without recourse' for an amount of €1,226 million (€1,337 million in 2013).

Note 26. — Construction contracts

        Further to the information set out in Note 2.24.b) relating to the accounting treatment of construction contracts, the table below includes aggregated information on outstanding construction contracts to which IAS 11 was applied at the end of the years 2014, 2013 and 2012:

2014	Construction contracts
Operating revenues	4,696,358
Billings in excess and advance payments received	1,364,078
Payment withholdings	13,577
Account receivables	3,926,009
Account payables	3,851,257

2013	Construction contracts
Operating revenues	5,110,959
Billings in excess and advance payments received	619,678
Payment withholdings	24,363
Account receivables	2,536,586
Account payables	3,959,876

ABENGOA

Consolidated financial statements

2012	Construction contracts
Operating revenues	3,946,966
Billings in excess and advance payments received	1,245,514
Payment withholdings	28,797
Account receivables	2,284,938
Account payables	4,108,388

        The amount of unbilled revenue by the end of the years 2014, 2013 and 2012 is €913,122, €488,883 and €393,200 thousand, respectively.

        The aggregated total amount of the costs incurred and the aggregated total profits (less the related losses) recognized since origin for all the ongoing contracts at December 31, 2014 amount to €10,908,371 thousand and €1,462,619 thousand respectively (€11,869,900 thousand and €995,928 thousand in 2013).

Note 27. — Revenues

        The breakdown of Revenues for the years 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Product sales	2,424,084	2,302,224	2,495,552
Rendering of services and construction contracts	4,726,483	4,942,907	3,790,003

Total revenue	7,150,567	7,245,131	6,285,555

Note 28. — Other operating income and expenses

        The table below shows the detail of Other Operating Income and Expenses for the years 2014, 2013 and 2012:

Other operating income	2014	2013	2012
Work performed by the entity and capitalized and other	76,035	322,308	367,798
Grants	16,732	17,764	13,826
Income from various services	95,510	101,329	100,288

Total	188,277	441,401	481,912

Other operating expenses	2014	2013	2012
Research and development cost	(8,714)	(6,532)	(6,404)
Leases and fees	(122,497)	(110,814)	(99,761)
Repairs and maintenance	(71,181)	(64,741)	(66,051)
Independent professional services	(265,829)	(488,683)	(283,932)
Transportation	(78,746)	(75,410)	(77,464)
Supplies	(115,543)	(123,689)	(101,628)
Other external services	(167,442)	(157,273)	(138,742)
Taxes	(85,514)	(71,018)	(53,414)
Other minor management expenses	(61,491)	(103,303)	(80,168)

Total	(976,957)	(1,201,463)	(907,564)

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

        For the year ended December 31, 2014, there has been a decrease in work performed by the entity for its own assets and additionally, other income primarily included in 2013 an income of €141.8 million corresponding to a favorable jury verdict in a litigation process against Adriano Gianetti Dedini Ometto and Adriano Ometto Agrícola, Ltda. and other non-recurring minor income.

        In 2012, other income primarily corresponds to the gain amounting to €85 million arising from the business combination of Rioglass Group, where we achieved control by increasing our ownership in stages well as an income of €26 million recorded by Abengoa Bioenergy U.S. Holding in the last quarter of 2012, corresponding to a collection from Chicago Title Insurance Company after a favorable jury verdict in a litigation process against that company. Finally, this heading includes income arising from the fair value adjustment of our biological assets in Brazil, to sales of property plant and equipment and to other minor income.

        Grants include government grants related to R&D activities and to loans at a rate below interest rates which are considered as subsidized loans (see Note 2.17).

        Income from various services in 2014 primarily includes profits generated by the sale of Qingdao BCTA Desalination Co., amounting to €9 million, as weel as, income from collections related to claims with third and other income by minor services higher than the previous year. Additionally, during 2013, profits generated by the sale of the Brazilian subsidiary, Bargoa, S.A. amounting to €33.2 million, were recorded. In 2012 primarily includes profits generated by the sale of the second 50% of the shareholding of STE, ATE, ATE II an ATE III amounting to €45 million.

        The decrease in other operating expenses for the year ended December 31, 2014 is due to a decrese in independent professional services caused mainly by the fact the Company carried out less work through subcontractors in our Engineering and Construcion activity.

        'Leases and fees' mainly includes leases of buildings, offices, machinery and construction equipment required in the ordinary course of operating activities of companies.

        Under 'Other external services' are mainly recorded trips and per diem expenses.

Note 29. — Employee benefit expenses

        The breakdown of Employee Benefit Expense for 2014, 2013 and 2012 is as follows:

Item	2014	2013	2012
Wages	700,818	621,857	576,610
Social security costs	141,650	118,582	110,887
Stock plans and other employee benefits	29,415	14,999	20,527

Total	871,883	755,438	708,024

ABENGOA

Consolidated financial statements

Variable remuneration plans for managers

        There are currently two extraordinary long-term variable remuneration plans for managers.

1)
Extraordinary Variable Remuneration Plan for Managers—January 2014

  This plan, which replaces and cancels the extraordinary plan previously approved in February 2011, was agreed by the Company's board of directors in January 2014 following a proposal by the Appointments and Remuneration Committee.

  The plan expires on December 31, 2017 and is designed to help achieve the objectives set in the Strategic Plan at an individual level. The plan also requires beneficiaries to remain with the company for the corresponding period and for Abengoa's average share price during the last three months of 2017 to be higher than a specific value. At the end of 2014, there were 345 participants and the plan was worth a total of €85,703 thousand.

2)
Extraordinary Variable Remuneration Plan for Managers—July 2014

  On July 21, 2014, the board of directors, at the proposal of the Appointments and Remuneration Committee, unanimously approved a five-year variable remuneration plan (2014-2018).

  The plan expires on December 31, 2018 and accrues 20% annually. Its purpose is to incentivize certain managers to stay with the company or to achieve specific personal objectives. The plan requires the beneficiary to be employed by the company for the corresponding period and for the average price of Abengoa's Class B shares during the last three months of 2018 to be higher than a specific value. At the end of 2014, there were 359 participants and the plan was worth a total of €67,720 thousand.

  The cost recognized through the variable remuneration plans in 2014 was €29,415 thousand, the accumulated cost being €49,849 thousand. The cost of Plan corresponding to senior Management of the Company recognized in 2014 amounts to €5,895 thousand.

Note 30. — Finance income and expenses

30.1.
Finance income and expenses

  The following table sets forth our Finance income and expenses for the years ended 2014, 2013 and 2012:

Finance income	2014	2013	2012
Interest income from loans and credits	45,294	38,113	77,272
Interest rates benefits derivatives: cash flow hedges	15,668	28,387	10,185
Interest rates benefits derivatives: non-hedging	1,156	546	17

Total	62,118	67,046	87,474

Finance expenses	2014	2013	2012
Expenses due to interest:
—Loans from credit entities	(256,995)	(229,436)	(208,816)
—Other debts	(376,580)	(269,832)	(219,818)
Interest rates losses derivatives: cash flow hedges	(92,260)	(83,903)	(99,242)
Interest rates losses derivatives: non-hedging	(19,557)	(13)	(4,322)

Total	(745,392)	(583,184)	(532,198)

Net financial loss	(683,274)	(516,138)	(444,724)

ABENGOA

Consolidated financial statements

  In 2014, finance income has decreased due to lower interest rates benefits derivatives as a result of expense for the time value of interest rate options classified in Finance expenses, that in the previous year was an income, partially offset by higher interest income from loans and credits in Brazil.

  Interest expenses from loans with credit entities increased in 2014 mainly due to the higher interest accrued on other debts due to the new notes issued in the last quarter of 2013 and in the first quarter of 2014 (see Note 20.3), the increase in interest expenses from loans with credit entities because of the lower capitalization of interest expense financing projects under construction, due to various projects coming into operation, as well as, the negative effect on the valuation of interest rate derivatives.

  In 2013, finance income has decreased due to lower interest income from loans and credits in Brazil, partially offset by higher interest rates benefits derivatives as a result of income for the time value of interest rate options that in the previous year was a loss classified in Finance expenses.

  Interest expenses from loans with credit entities increased in 2013 mainly due to the lower capitalization of interest expenses for financing projects under construction, thanks to various projects coming into operation. The interest accrued on other debt increased, mainly due to the new notes issued during 2013 (see Note 20.3).

  The net financial expenses for companies which are financed through project debt is €–181,989 thousand (€–174,065 thousand in 2013 and €–99,974 thousand in 2012).

30.2.
Net exchange differences

  The following table sets out the exchange rate differences for the years 2014, 2013 and 2012:

Net exchange differences	2014	2013	2012
Gains and losses from foreign exchange transactions	(6,475)	331	6,780
Gains and losses from foreign exchange contracts: cash flow hedges	11,244	(4,171)	(22,936)
Gains and losses from foreign exchange contracts: non-hedging	266	283	(19,947)

Total	5,035	(3,557)	(36,103)

  The most significant amounts in net exchange differences during 2014 and 2013 corresponded to the Consolidated Income Statement and to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by de hedged item.

  The most significant amounts in net exchange differences during 2012 correspond to a loss from exchange rate derivatives recognized as a result of the interruption of the hedging relationship, when the transaction hedge is no longer expected to occur, to the negative impact of the accumulated translation differences transferred to the Consolidated Income Statement, to the termination of foreign exchange derivatives signed to hedge certain Brazilian transmission line concessions sold (see Note 6.3) and to different hedges in several subsidiaries that have not been offset perfectly with the differences generated by the hedged item.

  Net exchange rate differences in 2014 for companies which are financed through project debt amounts to €–29,712 thousand (€–3,998 thousand in 2013 and €–27,632 thousand in 2012).

ABENGOA

Consolidated financial statements

30.3.
Other net finance income and expenses

  The following table sets out 'Other net finance income and expenses' in 2014, 2013 and 2012:

Other finance income	2014	2013	2012
Profits from the sale of financial assets	394	70	1,017
Income on financial assets	1,676	649	282
Other finance income	13,085	18,402	15,957
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	—	75,614	9,214
Commodity derivatives gains: Cash flow hedge	—	154	—
Commodity derivatives gains: non hedge	45	—	—

Total	15,200	94,889	26,470

Other finance expenses	2014	2013	2012
Loss from sale of financial assets	(11,337)	(335)	—
Losses from partial repayment of the convertible notes due 2014	—	(12,026)	—
Outsourcing of payables	(84,770)	(81,238)	(88,457)
Other financial losses	(81,112)	(110,706)	(75,459)
Changes in the fair value of the derivatives embedded in the convertible bonds and options over shares	(9,631)	—	—
Commodity derivatives losses: non hedge	(4,853)	(9,837)	(20,428)

Total	(191,703)	(214,142)	(184,344)

Other net finance income/expenses	(176,503)	(119,253)	(157,874)

  For the year ended December 31, 2014 the heading 'Other finance income' has decreased when compared to the previous year, mainly due to the change in fair value of embedded derivatives of the convertible notes, net of change in fair value of the call options over Abengoa's own share, which hedge the embedded derivatives partially, amounting to a net gain of €75,614 thousand for the year ended December, 2013 (a loss of €1,180 thousand for the year ended December 31, 2014).

  The heading 'Other finance expenses' has decreased for the year ended December 31, 2014 compared to the previous year mainly due to the decrease in the heading 'Other financial losses', which include commissions to wire transfers and other bank fees and other minor finance expenses. Additionally, for the year ended December 31, 2013 was recorded the impairment of uncollectible financial accounts. This heading has also decreased by losses from partial repayment of the convertible notes due in 2014 recorded for the year ended December 31, 2013. These decreases has been partially offset by the change in fair value of embedded derivatives of the convertible notes, net of change in fair value of the call options over Abengoa's own share, as mentioned above, as well as, the negative impact of the valuation of the embedded derivative of convertible loan received as part of the consideration for the sale of the shareholding in Befesa (see Note 7.3).

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

ABENGOA

Consolidated financial statements

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

  The net of 'Other incomes and financial expenses' for companies which are financed through project debt is €–45,112 thousand (€–46,396 thousand in 2013 and €–33.473 thousand in 2012).

30.4.
Non-monetary items of derivative financial instruments

  The table below provides a breakdown of the line item 'Fair value gains on derivative financial instruments' included in the Consolidated Cash Flow Statement for the years 2014, 2013 and 2012:

Fair value gains on derivative financial instruments	2014	2013	2012
Change in fair value of the embedded derivative of convertible debt and shares options	(9,631)	75,614	9,214
Non-cash profit/(losses) from cash flow hedges	(3,087)	20,230	(29,547)
Non-cash profit/(losses) from derivatives—non-hedge accounting	(22,988)	(8,866)	(44,243)
Other non-cash gains/losses on derivative instruments	561	764	(9,778)
Fair value gains (losses) on derivative financial instruments (non cash items)	(35,145)	87,742	(74,354)

Cash gains (losses) on derivative financial instruments (monetary effect)	(74,287)	(76,794)	(30,222)

Total fair value gains / (loss) on derivative financial instruments (Notes 30.1 & 30.3)	(109,432)	10,948	(104.576)

Note 31. — Income tax

  Details regarding income tax for the years 2014, 2013 and 2012 are as follows:

Item	2014	2013	2012
Current tax	(63,322)	(27,960)	(30,676)
Deferred tax	121,968	54,143	204,758

Total income tax benefit/(expense)	58,646	26,183	174,082

ABENGOA

Consolidated financial statements

        The reconciliation between the theoretical income tax resulting from applying statutory tax rate in Spain to income before income tax and the actual income tax expense recognized in the Consolidated Income Statement for the years 2014, 2013 and 2012 is as follows:

	2014	2013	2012
Consolidated profit before taxes	85,434	106,883	(100,238)
Regulatory tax rate	30%	30%	30%

Corporate income tax at regulatory tax rate	(25,630)	(32,065)	30,071

Income tax of associates, net	2,105	(1,549)	(222)
Differences in foreign tax rates	12,507	8,899	12,099
Incentives, deductions and tax losses carryforwards	124,460	88,367	61,181
Effect in consolidated income statement for change in Spanish companies tax rate	(49,439)	—	—
Non-taxable gain	—	—	25,573
Other non-taxable income/(expense)	(5,357)	(37,469)	45,381

Corporate income tax	58,646	26,183	174,082

  Differences between theoretical tax and actual tax expense arise mainly from:

  •
  Companies based in jurisdictions with statutory tax rates different from Spanish statutory tax rate.

  •
  Application in Spain of tax incentive for the transfer of use of intangible assets under Article 23 of the Revised Text of the Spanish Income Tax Act and application also in Spain of the tax incentive which exempts any profits generated abroad for international projects involving the export of goods and services from Spain. Generation of tax deductions, mainly in Spain, among which we can outline R&D&I deductions, double taxation deductions and deductions on donation expenses.

  •
  Application in Spain of changing the general tax rate to 28% in 2015 and to 25% in 2016 (from 30% in 2014)

  •
  The heading 'Other non-taxable income/ (expense)' includes, among others, the regularizationn of the tax expense of the previous year as well as certain permanents differences arised.

Note 32. — Earnings per share

        As explained in Note 18, on September 30, 2012, the General Shareholders' Meeting approved a capital increase in class B shares, charged to our freely available reserves, which were distributed for no consideration to all existing shareholders on the basis of four (4) class B shares for each class A share or class B share which they hold. Therefore, no dilution or further concentration with respect to our share capital occurred.

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

ABENGOA

Consolidated financial statements

32.1.
Basic earnings per share

  Basic earnings per share are calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares outstanding during the period.

Item	2014	2013	2012
Profit from continuing operations attributable to equity holders of the company	147,708	125,361	35,610
Profit from discontinuing operations attributable to equity holders of the company	(22,416)	(23,916)	19,760

Average number of ordinary shares outstanding (thousands)	835,371	595,905	538,063

Earnings per share from continuing operations (€ per share)	0.18	0.21	0.06
Earnings per share from discontinuing operations (€ per share)	(0.03)	(0.04)	0.04

Earnings per share from profit for the year (€ per share)	0.15	0.17	0.10

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

	2014	2013	2012
Profit for the year
—Profit from continuing operations attributable to equity holders of the company	147,708	125,361	35,610
—Profit from discontinuing operations attributable to equity holders of the company	(22,416)	(23,916)	19,760
—Adjustments to attributable profit	—	—

Profit used to determine the diluted earnings per share	125,292	101,445	55,370

Average weighted number of ordinary shares outstanding (thousands)	835,371	595,905	538,063
—Warrants adjustments (average weighted number of shares in outstanding since issue)	20,039	19,995	20,021

Average weighted number of ordinary shares affecting the diluted earnings per share (thousands)	855,410	615,900	558,084

Diluted earnings per share from continuing operations (€ per share)	0.17	0.20	0.06
Diluted earnings per share from discontinuing operations (€ per share)	(0.02)	(0.04)	0.04

Diluted earnings per share to the profit for the year (€ per share)	0.15	0.16	0.10

Note 33. — Other information

33.1.
Employees

  The average number of employees classified by category during 2014, 2013 and 2012 was:

	Average number of employees in 2014			Average number of employees in 2013			Average number of employees in 2012
Categories	Female	Male	% Total	Female	Male	% Total	Female	Male	% Total
Directors	65	503	2.1	73	536	2.3	76	583	2.5
Management	435	1,517	7.2	426	1,512	7.2	391	1,724	7.9
Engineers	1,362	3,375	17.4	1,278	3,268	17.0	1,108	2,485	13.5
Assistants and professionals	1,108	1,480	9.5	1,128	1,507	9.8	1,255	1,904	11.9
Operators	865	15,893	61.6	925	15,648	61.8	975	15,640	62.3
Interns	242	336	2.2	230	287	1.9	214	299	1.9

Total	4,077	23,104	100	4,060	22,758	100	4,019	22,635	100

  The average number of employees is 25% in Spain (27% in 2013 and 29% in 2012) and 75% abroad (73% in 2013 and 71% in 2012).

  The average number of employees during the year with disabilities above or equal to 33% is 126 (107 in 2013 and 115 in 2012).

ABENGOA

Consolidated financial statements

  The total number of people employees classified by category as of December 31, 2014, 2013 and 2012 was:

	12.31.14			12.31.13			12.31.12
Categories	Female	Male	% Total	Female	Male	% Total	Female	Male	% Total
Board of Directors	3	13	0.1	3	12	0.1	3	12	0.1
Directors	62	507	2.3	74	506	2.3	76	597	2.5
Management	466	1,668	8.8	415	1,382	7.3	400	1,714	8.0
Engineers	1,392	3,120	18.6	1,311	3,460	19.3	1,271	2,733	15.2
Assistants and professionals	1,111	1,531	10.9	1,079	1,407	10.0	1,170	1,552	10.3
Operators	791	13,045	56.8	772	13,844	59.0	883	15,503	62.0
Interns	247	366	2.5	230	268	2.0	221	282	1.9

Total	4,072	20,250	100	3,884	20,879	100	4,024	22,393	100

33.2.
Related parties

  The account held by Abengoa with Inversión Corporativa I.C., S.A., as of year-end 2014 and 2013 has a nil balance.

  Dividends distributed to related parties during 2014 amounted to €31,601 thousand (€17,182 thousand in 2013 and €17,212 thousand in 2012).

  During 2014 the only transactions associated with related parties were the following:

  •
  Service provision agreement signed between Centro Tecnológico Palmas Altas, S.A. and Ms. Blanca de Porres Guardiola, which involved a consideration of €72 thousand.

  •
  Service agreement signed between Equipo Económico, S.L. (company related to D. Ricardo Martínez Rico, member of Board of Directors) and Abengoa, S.A., Abengoa Concessions, S.L.,Abeinsa Ingeniería and Construcción Industrial, S.A. for a total amount of €355 thousand.

  As indicated in Note 18.1, Inversión Corporativa is Abengoa's main shareholder, and issues its own separate Consolidated Financial Statements.

  These operations were subject to review by the Abengoa Audit Committee and third parties.

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

  Salary (both fixed and variable) and allowances paid to the members of the Board of Abengoa S.A. in 2014 were €15,833 thousand (€15,421 thousand in 2013 and €13,887 in 2012).

ABENGOA

Consolidated financial statements

  Detail on individual salaries and benefits in 2014 paid to the Board of Directors are as follows (in thousands of Euros):

Name	Salary	Fixed remuneration	Daily allowance	Short term variable remuneration	Compensation as member of Board Committee	Compensation as officer of other Group companies	Other concepts	Total 2014
Felipe Benjumea Llorente	1,086	—	93	3,304	—	—	1	4,484
Aplidig, S.L.(1)	—	202	93	2,804	—	—	—	3,099
Manuel Sánchez Ortega	1,086	—	93	3,304	—	—	1	4,484
Javier Benjumea Llorente	450	—	93	1,307	200	52	—	2,102
José Borrell Fontelles	—	—	160	—	140	—	—	300
Mercedes Gracia Díez	—	—	160	—	40	—	—	200
Ricardo Martínez Rico	—	—	110	—	20	—	—	130
Alicia Velarde Valiente	—	—	110	—	40	—	—	150
Ricardo Hausmann(2)	—	—	178	—	—	—	—	178
José Joaquín Abaurre Llorente	—	—	110	—	40	—	—	150
José Luis Aya Abaurre	—	—	110	—	40	—	—	150
María Teresa Benjumea Llorente	—	—	78	—	—	24	—	102
Claudi Santiago Ponsa	—	—	70	—	—	—	—	70
Ignacio Solís Guardiola	—	—	78	—	—	—	—	78
Fernando Solís Martínez-Campos	—	—	78	—	—	—	—	78
Carlos Sundheim Losada	—	—	78	—	—	—	—	78

Total	2,622	202	1,692	10,719	520	76	2	15,833

  Note
  (1): Represented by Mr. José B. Terceiro Lomba until 01.19.2015

  Note
  (2): From 06.02.2014

  Detail on individual salaries and benefits in 2013 paid to the Board of Directors is as follows (in thousand of Euros):

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

  Note
  (1): Represented by Mr. José B. Terceiro Lomba

ABENGOA

Consolidated financial statements

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

Note
(1): Represented by Mr. José B. Terceiro Lomba

Note
(2) To 23.02.12

Note
(3) From 24.02.12

  Additionally, in 2014 overall remuneration for key management of the Company (Senior Management which are not executive directors), including both fixed and variable components, amounted to €11,351 thousand (€14,656 thousand in 2013 and €13,574 thousand in 2012).

  No advanced payments or credits are granted to members of the Board, nor are any guarantees or obligations granted in their favor.

  As of December 31, 2014 there existed €56,659 thousand in non-current personnel compensation obligations (€29,789 thousand in 2013 and €70,599 thousand in 2012).

33.4.
In compliance with Royal Decree 1/2010 of July 2, that approves the Capital Corporations Law, the Company reports that no member of the Board of Directors of Abengoa, S.A. and, to its knowledge, none of the individuals related parties as referred to by article 231 in the Capital Corporations Law Act maintains any direct to indirect share in the capital of companies with the same, analogous or complementary kind of activity that the parent company's corporate purpose, nor has any position in any company with the same, analogous or complementary kind of activity that the parent company's corporate purpose. In addition, no member of the Board of Directors has accomplished any activity with the same, analogous or complementary kind of activity that the parent company's corporate purpose.

ABENGOA

Consolidated financial statements

  As of December 31, 2014, members of the Board of Directors who are in turn Directors or Management in other subsidiaries included in the consolidation group are:

Name	Company	Charge
Prof. D. José B. Terceiro	Bioetanol Galicia, S.A.	President
D. Javier Benjumea Llorente	Abengoa Bioenergía, S.A.	President
	Abengoa Solar, S.A.	President
Dña. María Teresa Benjumea Llorente	Sociedad Inversora en Energía y Medio Ambiente, S.A.	Member of Board of Directors
D. Manuel Sánchez Ortega	Abengoa Bioenergía, S.A.	Member of Board of Directors
	Abengoa Solar, S.A.	Member of Board of Directors
	Gestión Integral de Recursos Humanos, S.A	President
	Abengoa Yield, Plc	President

  In accordance with the record of significant holding in the Company, and as required by the 'Internal Rules and Regulations for Conduct involving Stock Exchange Matters', the shares and the holding percentages of the Company Directors as of December 31, 2014 are:

	No. of direct class A shares	No. of indirect class A shares	No. of direct class B shares	No. of indirect class B shares	% Total
Felipe Benjumea Llorente	—	—	414,170	4,300,905	0.0513
Aplidig, S.L.	—	—	4,737,756	—	0.0516
Manuel Sánchez Ortega	—	—	913,167	—	0.0099
José Joaquín Abaurre Llorente	—	—	9,870	—	0.0001
José Luis Aya Abaurre	1,210	—	344,301	—	0.0050
Mª Teresa Benjumea Llorente	12,390	—	49,560	—	0.0140
Javier Benjumea Llorente	3,888	—	15,552	—	0.0044
José Borrell Fontelles	—	—	71,695	—	0.0008
Mercedes Gracia Díez	—	—	2,500	—	—
Ricardo Hausmann	—	—	—	—	—
Ricardo Martínez Rico	—	—	2,565	—	—
Claudi Santiago Ponsa	200	—	800	—	0.0002
Ignacio Solís Guardiola	17,000	—	68,000	—	0.0192
Fernando Solís Martínez-Campos	50,832	34,440	203,328	137,760	0.0966
Carlos Sundheim Losada	—	—	247,118	—	0.0026
Alicia Velarde Valiente	400	—	1,600	—	0.0005

  Throughout out 2014 and 2013 there was no evidence of any direct or indirect conflict of interest situation, in accordance with what is envisaged in Article 229 of the Capital Corporation Law.

ABENGOA

Consolidated financial statements

33.5.
Audit fees

  The fees and costs obtained by Deloitte, S.L. and other auditors are the following:

	2014			2013			2012
	Deloitte	Other auditors	Total	Deloitte	Other auditors	Total	Deloitte	Other auditors		Total
Audit fees	5,221	315	5,536	3,541	270	3,811	3,622	549		4,171
Other verification services	297	12	309	245	1	246	305	1		306
Tax fees	183	4,388	4,571	636	3,934	4,570	1,488	2.674	(*)	4,162
Other audit complementary services	1,803	131	1,934	886	246	1,132	544	840		1,384
Other services	410	3,436	3,846	680	2,137	2,817	219	2,272		2,491

Total	7,914	8,282	16,196	5,988	6,588	12,576	6,178	6,336		12,514

  (*)
  From this amount, €845 thousand correspond to tax advisory services provided by Deloitte, S.L. prior to their appointment as Group auditors.

33.6.
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

  Consequently, by year-end 2014, the percentage of Companies with Environment Management Systems certified according to the ISO 14001 Standard per sales volume is 89.56% (92.92% in 2013).

  The table below lists the percentage of distribution of the Companies with Certified Environmental Management Systems, broken down by business unit:

Business unit	ISO 14001-certified companies (% of revenue)
Engineering and Construction	92.35%
Industrial Production	89.53%
Concession-type Infraestructure	66.31%
33.7.
Restricted net assets

  Abengoa considers that its traditional engineering activity represents no more than a valuable tool through which it can construct a more sustainable world, and it applies this philosophy in all its activities such that from concession type infrastructures, industrial production and engineering and construction, Abengoa applies innovative technology solutions for sustainable development.

  Certain of our consolidated subsidiaries are restricted from remitting certain funds to us in the form of dividends or loans by a variety of regulations, contractual or statutory requirements. These restrictions are related to debt covenants that require the maintenance of debt coverage ratios and net assets ratios which restrict the amount of cash that can be paid to the parent. Also for certain project finance

ABENGOA

Consolidated financial statements

  entities that are in construction, no dividends may be distributed until activity commences or, after construction completion, be subject to cash waterfall provision. At December 31, 2014, the accumulated amount of the restrictions for the whole restricted term of these affiliates was €991 million. Even though the Company currently does not require any such dividends, loans or advances for working capital and other funding purposes, the Company may in the future require additional cash resources from the subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders. Despite these restrictions, subsidiaries in operations have been distributing dividends up to the amount allowed by covenant ratios.

  The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S X Rule 4 08 (e) (3) 'General Notes to Financial Statements' and rule 5 04 (c) 'what schedules are to be filed' and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company as of December 31, 2014. Therefore the separate condensed financial statements of the Company should be presented (see Appendix XXIII for details).

  At December 31, 2014, the amount of consolidated retained earnings which represents undistributed earnings of 50 percent or less owned entities is €9,973 thousand.

33.8.
Subsequent events

  Since December 31, 2014, apart from what is detailed above, no other events have occurred that might significantly influence the information reflected in the Consolidated Financial Statements, nor has there been any event of significance to the Group as a whole.

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
A3T Holdco España, S.A	Seville (ES)	60	100.00	Abener Energía, S.A./ Negocios Industriales y Comerciales, S.A. (Nicsa)	(*)	(1)	—
AB Bioenergy Hannover, GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	—	(6)	—
Abacus Project Management of Arizona, LLC.	Arizona (US)	1	100.00	Teyma Construction USA, LLC.	—	(1)	—
Abacus Project Management, Inc.	Arizona (US)	3,824	100.00	Teyma Construction USA, LLC	—	(1)	—
Abeanza Brasil, S.A.	R. de Janeiro (BR)	1,330	100.00	Asa Investment, AG ZUG/Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	—	(1)	—
Abeima Agua Internacional, S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	—	(1)	—
Abeima India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	D
Abeima Teyma Barka LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	B
Abeima Teyma Infraestructure Ghana Limited	Accra (GH)	38	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	B
Abeima Teyma Zapotillo, S.R.L. de C.V.	Mexico City (MX)	—	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	B
Abeima USA, LLC.	Delaware (US)	1	100.00	Abeinsa Business Development, LLC	—	(1)	—
Abeinsa Abeima Teyma General Partnership	Arizona (US)	4	100.00	Abeima USA, LLC./Teyma Construction USA, LLC./ Abeinsa EPC, LLC.	—	(1)	—
Abeinsa Abener Teyma General Partnership	Arizona (US)	4	100.00	Teyma Construction USA LLC./Abener Eng. Const. Serv., LLC/Abeinsa EPC Inc.	—	(1)	—
Abeinsa Asset Management, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa BD Asia Pacific Pte. Ltd.	Singapore (SG)	66	100.00	Abeinsa Business Development, S.A.	—	(1)	B
Abeinsa Business Development (Pty) Ltd.	Johannesburg (ZA)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development Corp.	Toronto (CA)	—	100.00	Abeinsa Business Development, S.A.	—	(1)	—
Abeinsa Business Development GmbH	Berlin (DE)	25	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development Private Limited	Bombay (IN)	3,261	100.00	Abeinsa Business Development, S.A. /Negocios lndustriales y Comerciales, S.A.	—	(1)	B
Abeinsa Business Development Representaçoes, Energía e Água, Ltda.	R. de Janeiro (BR)	1	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development S.A.C.	Lima (PE)	—	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development S.a.R.L./A.U	Casablanca (MA)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development, LLC	Missouri (US)	80,975	100.00	Abeinsa, LLC.	—	(1)	B
Abeinsa Business Development, Ltd.	Seoul (KR)	70	100.00	Abeinsa Business Development, S.A.	—	(1)	—
Abeinsa Business Development, Pty. Ltd.	Sydney (AU)	—	100.00	Abeinsa Business Development, S.A.	—	(1)	—
Abeinsa Business Development, S.A.	Seville (ES)	501,735	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	—	(1)	B
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	—	(1)	D
Abeinsa Business Development, Spa.	Santiago de Chile (CL)	1	100.00	Abeinsa Business Development, S.A.	—	(1)	—
Abeinsa Business Developmet México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	B
Abeinsa Engineering Private Limited	Mumbai (IN)	270	100.00	Abeinsa Engineering, S.L./Abener Energía, S.A.	—	(1)	B
Abeinsa Engineering, Inc.	Arizona (US)	37	100.00	Abeinsa Engineering, S.L.	—	(1)	B
Abeinsa Engineering, S.A. de CV.	Mexico City (MX)	3	100.00	Abeinsa Engineering, S.L./Abeinsa Asset Management, S.L.	—	(1)	B
Abeinsa Engineering, S.L.	Seville (ES)	5,542	100.00	Abener Energía, S.A.	—	(1)	B
Abeinsa EPC Kaxu Pty Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	B
Abeinsa EPC Khi Pty Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	B
Abeinsa EPC México, S.A de C.V	Mexico City (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	—	(1)	B
Abeinsa EPC South Africa (Pty) Ltd.	Cape Town (ZA)	—	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	(*)	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abeinsa EPC Xina (Pty) Ltd.	Cape Town (ZA)	—	92.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./Abener Energía, S.A.	(*)	(1)	—
Abeinsa EPC, LLC.	Arizona (US)	—	100.00	Abeinsa, LLC.	—	(1)	B
Abeinsa EPC, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	B
Abeinsa Holding, Inc.	Delaware (US)	—	100.00	Abengoa US Holding, LLC.	—	(1)	—
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A	—	(1)	B
Abeinsa Inversiones Latam, S.L.	Seville (ES)	245,333	100.00	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Abeinsa Is Gelistirme Limited Sirketi	Ankara (TR)	5	100.00	Abeinsa Business Development, S.A.	—	(1)	B
Abeinsa Monterrey VI, S.A. de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de CV/ Abener Energía, S.A.	(*)	(1)	—
Abeinsa Norte III, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Abener México, S.A. de C.V.	—	(1)	—
Abeinsa Operation and Maintenance, S.A.	Seville (ES)	60	100.00	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.	—	(1)	—
Abeinsa, LLC.	Delaware (US)	82,696	100.00	Abengoa US Operations, LLC	—	(1)	—
Abeinsa, Ingeniería y Construcción Industrial, S.A.	Seville (ES)	90,642	100.00	Abengoa, S.A./Siema	—	(1)	B
Abelec, S.A.	Santiago de Chile (CL)	2	99.99	Abengoa Chile, S.A.	—	(2)	—
Abema Ltda	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abencor Brasil Ltda.	R. de Janeiro (BR)	—	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	—	(1)	—
Abencor Colombia, S.A.S.	Bogota (CO)	—	100.00	Abencor Suministros S.A.	(*)	(1)	—
Abencor México, S.A. de C.V	Mexico City (MX)	3	100.00	Abencor Suministros, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Abencor Perú, S.A.	Lima (PE)	1	99.99	Abencor Suministros S.A.	—	(1)	—
Abencor South Africa Pty Ltd	Upington (ZA)	—	100.00	Abencor Suministros, S.A.	—	(1)	—
Abencor Suministros Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	—	(1)	B
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Abencor USA LLC	Arizona (US)	1	100.00	Abeinsa, LLC	—	(1)	—
Abener Argelia, S.L.	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abener Construction Services, LLC.	Missouri (US)	113,887	100.00	Abeinsa Business Development, LLC	—	(1)	B
Abener Energía, S.A.	Seville (ES)	454,523	100.00	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.	—	(1)	B
Abener Energie, S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	—	(1)	—
Abener México, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Business Development México, S.A. de C.V.	—	(1)	B
Abener North America Construction Services, Inc.	Delaware (US)	16	100.00	Abener Engineering & Construction Services, LLC.	—	(1)	—
Abener North America Construction, L.P.	Missouri (US)	28	100.00	Abener Construction Service, LLC /Abener North America Construction Services, Inc.	—	(1)	—
Abener Teyma Hugoton General Partnership	Missouri (US)	8	100.00	Teyma Construction USA LLC/Abener Construction Services, LLC.	—	(1)	B
Abener Teyma Mojave General Partnership	Missouri (US)	4	100.00	Teyma Construction USA, LLC/Abener North America Construction Services, L.P.	—	(1)	B
Abener Teyma Termocolón II, S.A.	Panamá (PA)	—	100.00	Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A./ Abener Energía, S.A.	(*)	(1)	—
Abener, Abeinsa, Power and Water Construction Saudi Limited	Riyadh (SA)	196	100.00	Abener Energía, S.A./ Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Abengoa Australia Pty. Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	—	(1)	B

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	—	100.00	Abengoa Bioenergia Agroindústria Ltda.	—	(6)	—
Abengoa Bioenergía Agroindustria, Ltda.	Sao Paulo (BR)	297,256	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	—	(6)	B
Abengoa Bioenergía Biodiesel, S.A.	Seville (ES)	60	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	—
Abengoa Bioenergia Biomasse France, SAS	Arance (FR)	3	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergía Brasil, S.A.	Sao Paulo (BR)	705,752	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergia, S.A.	—	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	314,036	100.00	ASA Bioenergy Holding, AG/ Abengoa Bioenergía Santa Fe, Ltda.	—	(6)	—
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	743,069	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	—	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	—	(6)	B
Abengoa Bioenergía Outsourcing, LLC	Missouri (US)	—	100.00	Abengoa Bioenergy Operation, LLC.	—	(6)	—
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Abengoa Bioenergía Santa Fe, Ltda.	Sao Paulo (BR)	373	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	—	(6)	—
Abengoa Bioenergia Trading Brasil, Ltda.	Sao Paulo (BR)	—	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda.	—	(6)	—
Abengoa Bioenergía, S.A.	Seville (ES)	147,093	98.05	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(6)	B
Abengoa Bioenergy Biomass Funding, LLC	Kansas (US)	—	100.00	Abengoa Bioenergy Technology Holding, LLC	—	(6)	—
Abengoa Bioenergy Biomass of Kansas, LLC.	Kansas (US)	518,241	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	B
Abengoa Bioenergy Company, LLC.	Kansas (US)	66,268	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	B
Abengoa Bioenergy Developments, LLC	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Engineering & Construction, LLC	Missouri (US)	—	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy France, S.A.	Montardon (FR)	108,353	74.79	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy Funding, LLC.	Missouri (US)	254,650	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	—	(6)	B
Abengoa Bioenergy Germany, GmbH	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy Holdco, Inc.	Delaware (US)	783,421	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	—	(6)	—
Abengoa Bioenergy Hybrid of Kansas, LLC.	Kansas (US)	511,268	100.00	Abengoa Bioenergy Technology Holding, Inc.	—	(6)	—
Abengoa Bioenergy Investments, LLC	Missouri (US)	—	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Maple, LLC.	Missouri (US)	254,650	100.00	Abengoa Bioenergy Funding LLC.	—	(6)	B
Abengoa Bioenergy Meramec Holding, Inc.	Delaware (US)	34,660	51.00	Abengoa Bioenergy Holdco, Inc.	(*)	(6)	—
Abengoa Bioenergy Meramec Renewable, LLC.	Missouri (US)	333,679	100.00	Abengoa Bioenergy Meramec Holding, Inc./ Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy Netherlands, B.V.	Rotterdam (NL)	644,710	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy New Technologies, LLC.	Missouri (US)	656	100.00	Abengoa Bioenergy Technology Holding, LLC.	—	(6)	B
Abengoa Bioenergy of Illinois, LLC	Missouri (US)	190,527	100.00	Abengoa Bioenergy Maple, LLC	—	(6)	—
Abengoa Bioenergy of Indiana, LLC	Missouri (US)	159,447	100.00	Abengoa Bioenergy Maple, LLC.	—	(6)	—
Abengoa Bioenergy of Kansas, LLC	Missouri (US)	199	100.00	Abengoa Bioenergy Operations,LLC	—	(6)	—
Abengoa Bioenergy of Nebraska, LLC.	Nebraska (US)	43,624	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy of Texas, LLC	Delaware (US)	—	100.00	Abengoa Bioenergy Operations, LLC	(*)	(6)	—
Abengoa Bioenergy Operations, LLC	Missouri (US)	382,189	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	B
Abengoa Bioenergy Ranewable Power US, LLC.	Missouri (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Technology Holding, LLC	Missouri (US)	511,267	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy Trading US, LLC	Missouri (US)	—	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy US Holding, LLC	Missouri (US)	711,498	100.00	Abengoa US, LLC	—	(6)	B
Abengoa Biotechnology Research, S.A.	Seville (ES)	60	100.00	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.	—	(6)	—
Abengoa Biotechnology, LLC	Delaware (US)	—	100.00	Abengoa Bioenergy US Holding, LLC	(*)	(6)	—
Abengoa Brasil Logística, Ltda.	R. de Janeiro (BR)	187	100.00	Abengoa Brasil, S.A./Inabensa Río Ltda.	—	(1)	B
Abengoa Chile, S.A.	Santiago de Chile (CL)	47,847	100.00	Asa Investment, AG ZUG/Teyma Abengoa, S.A.	—	(1)	B

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa Cogeneraçao de Energía, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Abengoa Cogeneraçao de Energía II, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	27,449	100.00	ACT Holdings, S.A. de C.V.	—	(** )	B
Abengoa Colombia, S.A.S.	Bogota (CO)	215	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abengoa Concessions Infrastructure, S.L.	Seville (ES)	299,001	100.00	Abengoa Yield Plc./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	(*)	(** )	—
Abengoa Concessions Investments Ltd.	Leeds (GB)	800,935	100.00	Abengoa Concessions, S.L./ Abengoa Solar, S.A.	—	(1)	B
Abengoa Concessions Investments, S.à.r.l.	Luxembourg (LU)	13	100.00	Abengoa Concessions, S.L.	—	(1)	—
Abengoa Concessions Perú, S.A.	Lima (PE)	212,947	100.00	Abengoa Yield Plc./Abengoa Perú, S.A.	(*)	(** )	B
Abengoa Concessions, S.L.	Seville (ES)	3	100.00	Abengoa, S.A./Siema	—	(1)	B
Abengoa Concessões Brasil Holding, S.A.	R. de Janeiro (BR)	742,029	100.00	Abengoa Brasil, S.A./ Sociedad Inversora de Líneas de Brasil, S.L.	—	(2)	B
Abengoa Construçao Brasil, Ltda.	R. de Janeiro (BR)	943,968	100.00	Abeanza Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(1)	B
Abengoa Desalination Pilot Plants, Ltd.	Masdar (AE)	30	100.00	Abengoa, S.A.	(*)	(1)	—
Abengoa Energy Crops Biomass USA, LLC	Florida (US)	211	100.00	Abengoa Energy Crops USA, LLC	(*)	(1)	—
Abengoa Energy Crops Biomassa, S.A.	R. de Janeiro (BR)	—	99.80	Abengoa Energy Crops, S.A.	(*)	(1)	—
Abengoa Energy Crops Pellet 1 USA, LLC	Florida (US)	—	100.00	Abengoa Energy Crops Biomass USA, LLC	(*)	(1)	—
Abengoa Energy Crops USA, LLC	Florida (US)	213	100.00	Abengoa Energy Crops, S.A.	(*)	(1)	—
Abengoa Energy Crops, S.A.	Seville (ES)	60	100.00	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	(*)	(1)	B
Abengoa Energy Trading Chile, SpA	Santiago de Chile (CL)	14	100.00	Abengoa Chile, S.A.	(*)	(1)	—
Abengoa Finance, S.A.	Seville (ES)	60	100.00	Abengoa, S.A.	—	(1)	B
Abengoa Greenbridge, S.A.U.	Seville (ES)	60	100.00	Abengoa, S.A.	(*)	(1)	B
Abengoa Greenfield Brasil Holding, S.A.	R. de Janeiro (BR)	844,929	100.00	Abengoa Construçao Brasil, Ltda.	(*)	(1)	B
Abengoa Greenfield España, S.L.	Seville (ES)	3	100.00	Abengoa Greenbridge, S.A.U.	(*)	(1)	—
Abengoa Greenfield Perú, S.A.	Lima (PE)	—	99.80	Abengoa Perú, S.A.	(*)	(1)	—
Abengoa Greenfield PLC	London (GB)	65	100.00	Abengoa, S.A.	(*)	(1)	—
Abengoa Greenfield S.A.U.	Seville (ES)	60	100.00	Abengoa, S.A.	(*)	(1)	B
Abengoa Hellas Solar, Ltd.	Atenas (GR)	30	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	—
Abengoa Hidrógeno, S.A.	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	—	(1)	B
Abengoa México O&M, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Operation and Maintenance, S.A./ Abengoa México, S.A. de CV	(*)	(1)	—
Abengoa México, S.A. de CV	Mexico City (MX)	153,326	100.00	Asa lnvestment, AG ZUG /Asa Iberoamérica, S.L.	—	(1)	B
Abengoa Perú, S.A.	Lima (PE)	128,830	99.90	Asa lnvestment, AG ZUG	—	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	—	(1)	—
Abengoa Research, Corp.	Missouri (US)	—	100.00	Abengoa Research, S.L.	(*)	(1)	—
Abengoa Research, S.L.	Seville (ES)	9,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(1)	D
Abengoa SeaPower, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(1)	B
Abengoa Servicios Industriales, S.A. de C.V.	Mexico City (MX)	1,825	100.00	Abengoa México, S.A. de C.V./Asa Iberoamérica, S.L.	—	(1)	B
Abengoa Servicios, S.A. De C.V.	Mexico City (MX)	159	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	—	(1)	B
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	458	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Abengoa Solar Brasil Desenvolvimientos Solares Ltda.	R. de Janeiro (BR)	962	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	—	(1)	—
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Solar Internacional S.A./Abengoa Chile, S.A.	—	(3)	B
Abengoa Solar Chile, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Internacional, S.A.	(*)	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	—	(3)	B
Abengoa Solar España, S.A.	Seville (ES)	53,846	100.00	Abengoa Solar, S.A./Abengoa Solar New Technologies, S.A.	—	(1)	B
Abengoa Solar Extremadura, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Abengoa Solar GmbH	Berlin (DE)	160	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Abengoa Solar Holdings Inc.	Washington (US)	174,669	100.00	Abengoa US Holding, LLC	(*)	(1)	—
Abengoa Solar Holdings USA Inc.	Colorado (US)	312,839	100.00	Abengoa Yield Plc.	(*)	(** )	—
Abengoa Solar India Private Limited	Maharashtra (IN)	1,544	100.00	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.	—	(1)	B
Abengoa Solar Industrial Systems, LLC	Colorado (US)	5,063	100.00	Abengoa Solar, LLC.	—	(1)	B
Abengoa Solar Internacional, S.A.	Seville (ES)	12,501	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	—	(1)	B
Abengoa Solar Italia, S.R.L.	Rome (IT)	3,456	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	—	(1)	B
Abengoa Solar Japan K.K.	Tokyo (JP)	68	100.00	Abengoa Solar Internacional, S.A.	(*)	(1)	B
Abengoa Solar México S.A. de C.V.	Mexico City (MX)	416	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	—	(1)	B
Abengoa Solar New Technologies, S.A.	Seville (ES)	10,748	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	—	(1)	B
Abengoa Solar Power DMCC, LLC	Dubai (AE)	1	100.00	Abengoa Solar Ventures S.A	(*)	(1)	—
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	1,242	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Abengoa Solar Power, S.A.	Seville (ES)	250	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	—
Abengoa Solar Research, S.A.	Seville (ES)	60	100.00	Abengoa Solar New Technologies, S.A./ Abengoa Research, S.L.	—	(1)	—
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00	South Africa Solar Investments, S.L.	—	(1)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	261,623	100.00	Abengoa Yield Plc.	—		—
Abengoa Solar Ventures S.A	Seville (ES)	26,660	100.00	Abengoa Solar, S.A./ Abengoa Solar España, S.A.	—	(1)	B
Abengoa Solar, LLC	New York (US)	188,738	100.00	Abengoa US Operations, LLC	—	(1)	B
Abengoa Solar, S.A.	Seville (ES)	68,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	—	(1)	B
Abengoa SP Holdings, LLC	California (US)	22,845	100.00	Abengoa Solar, LLC.	—	(1)	—
Abengoa Transmisión Norte, S.A.	Lima (PE)	175,234	100.00	Abengoa Concessions Perú, S.A./ Abengoa Concessions Infrastructure, S.L.	—	(** )	B
Abengoa Transmisión Sur, S.A.	Lima (PE)	68,205	100.00	Abengoa Concessions Perú, S.A./Abengoa Transmisión Norte, S.A.	—	(** )	B
Abengoa Transmission & Infrastructure ULC	Vancouver (CA)	—	100.00	Abengoa Transmission & Infrastructure, LLC	(*)	(1)	—
Abengoa Transmission & Infrastructure, LLC	Delaware (US)	821	100.00	Abeinsa, LLC.	—	(1)	B
Abengoa Transmission Holdings, LLC	Arizona (US)	—	100.00	Abengoa Transmission & Infrastructure, LLC	(*)	(1)	—
Abengoa US Holding, LLC	Washington (US)	1,303,172	100.00	Abengoa Bioenergía, S.A./ Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	—	(1)	B
Abengoa US Operations, LLC	Washington (US)	1,130,691	100.00	Abengoa US, LLC	—	(1)	—
Abengoa US, LLC	Washington (US)	1,039,725	100.00	Abengoa Bioenergy Holdco, Inc./ Abengoa Solar Holdings Inc../ Abengoa Water Holding	—	(1)	—
				USA, Inc./ Abener Energia, S.A./ Abacus Project Management, Inc./ Abeinsa Holding, Inc.
Abengoa Vista Ridge, LLC.	Texas (US)	—	100.00	Abengoa Water USA, LLC.	(*)	(4)	—
Abengoa Water Agadir, S.L.U.	Seville (ES)	3	100.00	Abengoa Water, S.L.	—	(1)	B
Abengoa Water Beijing Co., Ltd	Beijing (CN)	65	100.00	Abengoa Water, S.L.	—	(4)	D
Abengoa Water Chile, Limitada	Santiago de Chile (CL)	—	100.00	Abengoa Water, S.L.	—	(4)	—
Abengoa Water Dalian, S.L.U.	Seville (ES)	33	100.00	Abengoa Water, S.L.	—	(1)	—
Abengoa Water Holding USA, Inc.	Delaware (US)	5,072	100.00	Abengoa US Holding, LLC	—	(4)	—
Abengoa Water Hong Kong, Co. Limited	Hong-Kong (CN)	—	100.00	Abengoa Water, S.L.	(*)	(1)	—
Abengoa Water Internacional, S.L.U.	Seville (ES)	3	100.00	Abengoa Water, S.L.	—	(1)	—
Abengoa Water Investments Ghana, BV	Amsterdam (NL)	3,637	100.00	Abengoa Water Nungua, S.L.U.	—	(1)	—
Abengoa Water Investments Takoradi, Bv	Amsterdam (NL)	—	100.00	Abengoa Water Takoradi, S.L.U.	(*)	(1)	—
Abengoa Water Nungua, S.L.U.	Seville (ES)	3,412	100.00	Abengoa Water, S.L.U.	—	(1)	—
Abengoa Water Taiwan, S.L.U.	Seville (ES)	16	100.00	Abengoa Water, S.L.	(*)	(1)	—
Abengoa Water Takoradi, S.L.U.	Seville (ES)	13	100.00	Abengoa Water, S.L.	—	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital		Parent Company	(*)	Activity (see Page 5)	Auditor
Abengoa Water USA, LLC.	Texas (US)	3,091	100.00		Abengoa US Operations, LLC.	—	(1)	D
Abengoa Water, S.L.	Seville (ES)	10,860	100.00		Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	—	(1)	B
Abengoa Yield Plc.	Leeds (GB)	889,956	64.27		Abengoa Concessions Investments Ltd.	—	(** )	B
Abengoa Yield, S.à.r.l.	Luxembourg (LU)	13	100.00		Abengoa Concessions Investments, S.à.r.l.	—	(1)	—
Abent 3T, S.A.P.I. de C.V.	Mexico City (MX)	231,865	100.00		A3T Holdco España, S.A/ Abener Energía, S.A.	—	(5)	B
Abenta Concessões Brasil, S.A.	R. de Janeiro (BR)	3	95.84		Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenta Construçao Brasil, Ltda	R. de Janeiro (BR)	16,167	100.00		Inabensa Rio, Ltda./Abengoa Brasil Ltda.	—	(1)	B
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00		Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Abentey Gerenciamiento de Projectos de Engenharia e Construçao, Ltda.	Pirassununga (BR)	—	100.00		Abener Energía, S.A./Teyma Internacional, S.A.	—	(1)	—
Aboadze Desalination Developments, Limited	Accra (GH)	—	90.00		Abengoa Water Investments Takoradi, Bv	(*)	(4)	—
Abratey Construção, Ltda.	R. de Janeiro (BR)	—	100.00		Abengoa Construçao Brasil, Ltda. / Teyma Internacional S.A.	—	(1)	B
ACC 4T, S.A.P.I. de C.V.	Mexico City (MX)	3	100.00		Abengoa México, S.A. de CV/ Servicios Auxiliares de Administración, S.A. de C.V.	(*)	(5)	—
ACT Holdings, S.A. de C.V.	Mexico City (MX)	59,323	100.00		Abengoa Yield Plc./Servicios Auxiliares de Administración, S.A. de C.V.	—	(** )	—
Advanced Feedstocks of Kansas, LLC	Kansas (US)	42	51.00		Abengoa Bioenergy Trading US, LLC	—	(6)	B
Aguas de Skikda, S.P.A.	Argel (DZ)	10,811	51.00		Geida Skikda, S.L.	—	(4)	D
Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	2,211	98.00		Abeinsa Asset Management, S.L.	—	(5)	—
Arao Enerxías Eólica, S.L.	A Coruña (ES)	7	70.00		Instalaciones Inabensa, S.A.	—	(5)	—
Arizona Solar One, LLC	Colorado (US)	464,303	100.00		ASO Holdings Company, LLC	—	(** )	B
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98		Abengoa Bioenergía, S.A.	—	(6)	B
Asa Desulfuración, S.A.	Barakaldo (ES)	44,611	100.00		Siema Investment, S.L.U.	—	(1)	B
Asa E.& E.H., AG	Zug (SZ)	81	100.00		Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	B
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00		Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Asa Inmobiliaria Chile, S.A.	Santiago de Chile (CL)	521	100.00		Asa Investment AG, ZUG/ Teyma Abengoa, S.A.	(*)	(1)	—
Asa Investment AG, ZUG	Zug (SZ)	69,950	100.00		Abeinsa Inversiones Latam, S.L.	—	(1)	—
ASA Investment Brasil Ltda	R. de Janeiro (BR)	993	100.00		Abeanza Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	B
ASI Operations LLC	Delaware (US)	2	100.00		Abengoa Solar, LLC.	—	(1)	—
ASO Holdings Company, LLC	Colorado (US)	227,893	(***	)	Abengoa Solar US Holdings Inc.	—	(** )	B
ATE VI Campos Novos Transmissora de Energía, S.A	R. de Janeiro (BR)	41,580	100.00		Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	26,309	100.00		Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE X Abengoa Brasil Administraçao Predial Ltda	R. de Janeiro (BR)	6,327	100.00		Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(1)	B
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	194,847	50.50		Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	267,543	51.00		Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	297,942	100.00		Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	B
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	84,785	100.00		Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	B
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	49,481	100.00		Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	B
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	86,712	100.00		Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	B
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	70,452	100.00		Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	B
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	289,314	100.00		Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	B

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	89,125	100.00	Abengoa Concessões Brasil Holding S.A./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	—
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	136,053	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	—	(2)	B
ATE XXIV Transmissora de Energia, S.A.	R. de Janeiro (BR)	73,716	100.00	Abengoa Construçao Brasil, Ltda./Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	B
ATE XXVI Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	—
ATE XXVII Transmissora de Energia, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Construçao Brasil, Ltda./ Abengoa Greenfield Brasil Holding, S.A.	(*)	(2)	—
ATN 1, S.A.	Lima (PE)	55	100.00	Abengoa Perú, S.A.	—	(2)	B
ATN 2, S.A.	Lima (PE)	4,183	40.00	Abengoa Perú, S.A.	—	(2)	B
ATN 3, S.A.	Lima (PE)	3,697	100.00	Abengoa Perú, S.A./ Asa Iberoamérica, S.L.	—	(2)	B
Aurorex, S.A.	Buenos Aires (AR)	337	100.00	Balofix, S.A.	—	(1)	—
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Balofix, S.A.	Montevideo (UY)	1,428	100.00	Abengoa Energy Crops, S.A.	—	(1)	B
Befesa Agua Tenes S.L.	Seville (ES)	16,143	100.00	Abengoa Water S.L.	—	(4)	—
Befesa Apa, S.R.L	Bucarest (RO)	—	100.00	Abeima Agua Internacional, S.L.	—	(1)	—
Befesa CTA Qingdao, S.L.U	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.	—	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	5,491	56.00	Abengoa Water Investment Ghana BV	—	(4)	B
Beijing Abeinsa Management Consulting Co., Ltd.	Beijing (CN)	150	100.00	Abeinsa Business Development, S.A.	—	(1)	D
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Cadonal, S.A.	Montevideo (UY)	28,267	100.00	Holding Energía Eólica, S.A	—	(** )	B
Captación Solar, S.A.	Seville (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	—	(1)	—
Captasol Fotovoltaica 1, S.L.	Seville (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 20, S.L.	Seville (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 21, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 22, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 23, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 24, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 25, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 26, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 27, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 28, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 29, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 30, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 31, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 32, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 33, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 34, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 35, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 36, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 37, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 38, S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 52 S.L.	Seville (ES)	3	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	—
Carpio Solar Inversiones, S.A.	Seville (ES)	52,364	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(** )	B
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Cedisolar, S.A.	Ourense (ES)	4,992	57.50	Rioglass Solar Holding, S.A.	—	(3)	—
Centinela Power Plant S.A.P.I. de C.V.	Mexico City (MX)	1	90.00	Abengoa México, S.A. de CV	(*)	(1)	—
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Centro Morelos 264, S.A. de C.V	Mexico City (MX)	3	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	—	(1)	B
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Cogeneración Villaricos, S.A.	Seville (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	—	(5)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	—	(4)	B
Construcciones Metalicas Mexicanas, S.A. de C.V. (Comemsa)	Queretaro (MX)	20,322	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Construcciones y Depuraciones, S.A.	Seville (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	B
Construtora Integração, Ltda.	R. de Janeiro (BR)	—	51.00	Abengoa Brasil, S.A.	—	(1)	B
Consultora de Servicios y Proyectos Centro Norte, S.A. de C.V.	Guadalajara (MX)	3	100.00	Servicios Auxiliares de Administración, S.A. de C.V./ Abengoa México, S.A. de CV	(*)	(1)	—
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Tres, S.A	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	—	(3)	B
CSP Atacama Dos, S.A	Santiago de Chile (CL)	2	100.00	CSP Atacama Inversiones Dos, SpA/ Abengoa Solar Chile, SpA	(*)	(3)	—
CSP Atacama Inversiones Uno, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	—
CSP Atacama Inversiones Dos, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	—
CSP Equity Investment, S.a.r.l.	Luxembourg (LU)	86,346	100.00	Abengoa Solar España, S.A.	—	(1)	—
Cycon Solar, LTD	Nicosia (CY)	1	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Dalian Xizhong Island Desalination Co., Ltd	Dalian (CN)	34	51.00	Abengoa Water Dalian, S.L.U.	—	(4)	—
Denizli Water Treatment Limited Sirketi	Ankara (TR)	1	100.00	Teyma, Gestión de Contratosde Construcción e Ingeniería, S.A./ Abeinsa Infraestructuras Medio Ambiente, S.A./ Abengoa Perú, S.A.	(*)	(1)	—
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico City (MX)	—	100.00	Abengoa México, S.A. de C.V. /Servicios Auxiliares de Administración, S.A. De C.V.	—	(1)	—
Development NEA, Ltd.	Tel Aviv (IL)	—	100.00	NEA Solar Development, S.A.	(*)	(1)	—
Écija Solar Inversiones, S.A	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	—	(1)	B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	—	(6)	B
Ecocarburantes Españoles, S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Energoprojekt-Gliwice, S.A.	Gliwice (PL)	9,895	100.00	Abener Energía, S.A.	—	(1)	D
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	—	(5)	—
Enertey, S.A.	Montevideo (UY)	3,568	100.00	Teyma Uruguay Holding S.A.	—	(1)	—
Enicar Chile, SA	Santiago de Chile (CL)	3	100.00	Abengoa Chile, S.A.	—	(2)	—
Etarey, S.A.	Montevideo (UY)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	(*)	(1)	—
Europa Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenvolvimientos Solares Ltda./ Abengoa Solar Internacional, S.A.	—	(3)	—
Europea de Construcciones Metálicas, S.A. (Eucomsa)	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	—	(1)	B
Extremadura Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Equity Investments Sárl.	—	(1)	—
Faritel, S.A.	Montevideo (UY)	14	100.00	Teyma Forestal, S.A.	—	(1)	—
Financiera Soteland, S.A.	Montevideo (UY)	42	100.00	Asa Investment, AG ZUG	—	(1)	—
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	—	(3)	B
Geida Skikda, S.L.	Madrid (ES)	7,577	67.00	Abengoa Water S.L.	—	(4)	—
GES Investment C.V.	Amsterdam (NL)	—	92.00	Asa Investment, AG ZUG	—	(1)	—
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	165	100.00	Siema Technologies, S.L	—	(1)	B
Giomper, S.A.	Montevideo (UY)	3	100.00	Instalaciones Inabensa, S.A./ Enertey, S.A.	(*)	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Girhmex, S.A. De C.V.	Mexico City (MX)	—	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Global Engineering Services, LLC.	Delaware (US)	2	100.00	GES Investment C.V.
Helioenergy Electricidad Tres, S.A.	Seville (ES)	5,127	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	120,739	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	—	(3)	B
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	113,181	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	—	(3)	B
Holding de Energía Eólica, S.A.	Montevideo (UY)	36,666	100.00	Abengoa Concessions Infrastructure, S.L.	—	(** )	—
Hypesol Energy Holding, S.L.	Seville (ES)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	—	(1)	B
Inabensa Bharat Private Limited	New Delhi (IN)	8,389	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	—	(1)	A
Inabensa Electrical (Tianjin) Co., Ltd.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	—	(1)	—
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Limited	Leeds (GB)	—	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Maroc, S.A.R.L.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Pty Ltd	Sandton (SUD)	—	100.00	Instalaciones Inabensa, S.A.	—	(1)	D
Inabensa Rio Ltda	R. de Janeiro (BR)	16,225	100.00	Abeanza Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	B
Inabensa Saudi Company Limited	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Inabensa Ukraine, LLC	Kiev (UA)	15	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Inabensa USA, LLC	Arizona (US)	41	100.00	Abeinsa, LLC.	—	(1)	—
Inabensa, LLC	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	—	(1)	B
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(4)	—
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	1,226	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(4)	B
Insolation 17, S.R.L	Rome (IT)	2,075	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(1)	B
Insolation 18, S.R.L	Rome (IT)	12	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation Sic 6, S.R.L	Rome (IT)	11	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation Sic 9, S.R.L	Rome (IT)	11	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation Sic 10, S.R.L	Palermo (IT)	11	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	—
Insolation Sic 11, S.R.L	Palermo (IT)	13	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	—
Insolation Sic 12, S.R.L	Palermo (IT)	12	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Insolation Sic 13, S.R.L	Rome (IT)	22	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	—
Insolation Sic 14, S.R.L	Rome (IT)	13	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	—
Insolation Sic 15, S.R.L	Rome (IT)	14	100.00	Abengoa Solar Italia, S.R.L./ Abengoa Solar, S.A.	(*)	(3)	—
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa Contracting, LLC	Abu-Dhabi (AE)	—	49.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Instalaciones Inabensa Insaat Enerji Sanayi ve Tícaret Ltd Sirketi	Ankara (TR)	58	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	—	(1)	B
Instalaciones Inabensa, Ltda.	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust, S.A./ Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Inversora Enicar S.A.	Santiago de Chile (CL)	1,841	100.00	Abengoa Chile, S.A.	—	(2)	—
Japan PV Ventures, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	—	(1)	—
Junertil S.A.	Montevideo (UY)	3	100.00	Enertey, S.A.	—	(1)	—
Kaxu CSP O&M Company (Pty) Limited	Gauteng (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	—	(3)	B
Kaxu CSP South Africa (Pty) Limited	Gauteng (ZA)	1,269	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi CSP O&M Company (Pty) Limited	Gauteng (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	—	(3)	B
Khi CSP South Africa (Pty) Limited	Gauteng (ZA)	762	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Klitten, S.A.	Montevideo (UY)	15	100.00	Teyma Uruguay, S.A.	—	(1)	—
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Latifox, S.A.	Buenos Aires (AR)	31	100.00	Balofix, S.A.	—	(1)	—
Linares Fotovoltaica, S.L.	Seville (ES)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Linha Verde Transmisora de Energia, S.A	Brasilia (BR)	12,196	51.00	Abengoa Concessoes Brasil Holding S.A.	—	(2)	B
Logrosán Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Solar Inversiones Dos, S.L.	—	(1)	—
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	327,723	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	—	(1)	—
Logrosán Solar Inversiones, S.A.	Seville (ES)	132,225	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(** )	B
Londrina Transmissora De Energía, S.A.	R. de Janeiro (BR)	40,019	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
Mallorca Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenvolvimientos Solares Ltda./ Abengoa Solar Internacional, S.A.	—	(3)	—
Manaus Constructora, Ltda.	R. de Janeiro (BR)	—	50.50	Abengoa Brasil, Ltda.	—	(1)	B
Marismas PV A1, S.L.	Seville (ES)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Marismas PV A9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Marismas PV C4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	33	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	—	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	33	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	303,917	100.00	Abengoa Solar Holdings USA Inc.	—	(** )	B
Mojave Solar LLC	Colorado (US)	303,920	100.00	Mojave Solar Holding, LLC.	—	(** )	B
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	—	(1)	—
NEA Solar Investments, LLC.	Delaware (US)	480	100.00	Abengoa Solar LLC.	—	(1)	—
NEA Solar O&M Holdings, LLC.	Delaware (US)	—	100.00	Abengoa Solar, LLC	(*)	(1)	—
NEA Solar Operation and Manteinance, Ltd	Tel Aviv (IL)	—	100.00	NEA Solar O&M Holdings, LLC.	(*)	(1)	—
NEA Solar Power, Ltd.	Ashalim (IL)	—	100.00	NEA Solar Investments, LLC	—	(1)	B
NEA Solar Power, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	—	(1)	—
Negocios Industriales y Comerciales, S.A. (Nicsa)	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Nicefield S.A	Uruguay (UY)	12	100.00	Giomper, S.A.	—	(5)	—
Nicsa Asia Pacific Private Limited	Singapore (SG)	—	100.00	Negocios Industriales y Comerciales, S.A.	—	(1)	B
Nicsa Colombia, SAS	Bogota (CO)	—	100.00	Negocios Industriales y Comerciales, S.A. (Nicsa)	(*)	(1)	—
Nicsa Fornecimiento de Materiais Eléctricos, Ltda.	R. de Janeiro (BR)	5,152	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Nicsa Industrial Supplies South Africa (Pty) Ltd.	Upington (ZA)	—	100.00	Negocios Industriales y Comerciales, S.A. (Nicsa)	—	(1)	D
Nicsa Industrial Supplies, LLC.	Texas (US)	857	100.00	Abeinsa, LLC.	—	(1)	D
Nicsa Middle East, FZE	Sharjah (AE)	—	100.00	Negocios Industriales y Comerciales, S.A	—	(1)	B
Nicsa Perú, S.A.	Lima (PE)	561	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Nicsamex, S.A. de C.V.	Mexico City (MX)	4	100.00	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Norventus Atlántico, S.L.	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Omega Chile SpA	Santiago de Chile (CL)	2	100.00	Omega Sudamérica, S.L.	—	(1)	—
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	—	(1)	—
Omega Perú Operación y Mantenimiento S.A.	Lima (PE)	—	100.00	Omega Sudamérica S.L./Abengoa Perú S.A.	—	(1)	B
Omega Sudamérica, S.L	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	—	(1)	—
Operación y Mantenimiento Uruguay, S.A.	Montevideo (UY)	2	100.00	Omega Sudamérica, S.L	—	(5)	—
Palen Solar Holdings, LLC	California (US)	25,346	100.00	Abengoa SP Holdings, LLC	—	(3)	—
Palmatir, S.A.	Montevideo (UY)	37,408	100.00	Abengoa Concessions Infrastructure, S.L.	—	(** )	B
Palmucho, S.A.	Santiago de Chile (CL)	2	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	—	(** )	B
Pectonex (RF) (Pty) Limited	Cape Town (ZA)	—	100.00	Kaxu Solar One (Pty) Ltd.	(*)	(1)	—
Power & Railway Solutions, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Power Structures, Inc.	Delaware (US)	—	100.00	Abeinsa, LLC.	—	(1)	—
Presentel, S.A.	Montevideo (UY)	—	100.00	Abencor Suministros, S.A.	—	(1)	—
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(5)	B
Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Promotora Serabén de Servicios Corporativos, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Mexico S.A. de C.V./Abengoa Mexico S.A. de C.V.	—	(1)	B
Puerto Real Cogeneración, S.A.	Seville (ES)	176	99.10	Abeinsa Asset Management, S.L.	—	(5)	B
PV Atacama Uno, S.A.	Santiago de Chile (CL)	2	100.00	PV Atacama Inversiones Uno, SpA/ Abengoa Solar Chile, SpA	(*)	(3)	—
PV Atacama Dos, S.A	Santiago de Chile (CL)	—	100.00	PV Atacama Inversiones Dos, SpA/ Abengoa Solar Chile, SpA	(*)	(3)	—
PV Atacama Inversiones Uno, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	—
PV Atacama Inversiones Dos, SpA	Santiago de Chile (CL)	2	100.00	Abengoa Solar Chile, SpA	(*)	(1)	—
Qingdao Befesa Agua Co., Ltd	Qingdao (CH)	1,609	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	—	(1)	B
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	33	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Rioglass Solar Chile, S.A.	Santiago de Chile (CL)	—	100.00	Rioglass Solar Holding, S.A	(*)	(1)	—
Rioglass Solar Dos, S.A.	Asturias (ES)	60	100.00	Rioglass Solar Holding, S.A.	—	(1)	B
Rioglass Solar Holding, S.A	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	—	(1)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	—	(1)	B
Rioglass Solar Internacional	Brussels (BE)	62	100.00	Rioglass Solar Holding, S.A./Rioglass Solar, S.A.	—	(1)	—
Rioglass Solar Systems, Ltd.	Tel Aviv (IL)	—	100.00	Rioglass Solar Holding, S.A.	—	(1)	—
Rioglass Solar, S.A	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	—	(1)	B
Rioglass South Africa (Lty) Ltd.	Upington (ZA)	60	100.00	Rioglass Solar Holding, S.A.	—	(1)	B
Royalla PV Pty Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Sanlúcar Solar, S.A.	Seville (ES)	29,359	100.00	Abengoa Concessions Infrastructure, S.L.	—	(** )	B
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	58,863	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Servicios Administrativos Tabasco, S.A. de C.V.	Tabasco (MX)	—	100.00	Servicios Auxiliares de Administración, S.A. de C.V./ Abengoa México, S.A. de CV	(*)	(1)	—
Servicios Auxiliares de Administración, S.A. de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	B
Servicios de Ingenieria IMA, S.A.	Santiago de Chile (CL)	4,822	94.08	Abengoa Chile, S.A.	—	(1)	B
Servicios Integrales de Mantenimiento y Operación, S.A. (Simosa)	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	—	(1)	D
Siema AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	D
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	—	(1)	D
Siema Investment, S.L.U.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L	—	(1)	—
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	—	(1)	B
Simosa Brasil, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Construçao Brasil, Ltda./Inabensa Rio Ltda	(*)	(1)	—
Simosa I.T., S.A	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	—	(1)	B
Simosa IT Uruguay, S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	—	(1)	B
Simosa IT US, LLC	Missouri (US)	—	100.00	Simosa IT, S.A.	—	(1)	D
Sinalan, S.A.	Montevideo (UY)	4	100.00	Teyma Forestal, S.A.	—	(1)	—
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,496	65.00	Abengoa Servicios Industriales, S.A./Abengoa México, S.A. de CV	—	(1)	B
Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	B
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	—	(1)	B
Sociétéd'Eau Déssalée d'Agadir (SEDA)	Agadir (MA)	2,710	50.94	Abengoa Water Agadir, S.L.U.	(*)	(4)	—
Solaben Electricidad Uno, S.A.	Caceres (ES)	164,915	100.00	Extremadura Equity Investments Sárl.	—	(3)	B
Solaben Electricidad Dos, S.A.	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	—	(** )	B
Solaben Electricidad Tres, S.A.	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	—	(** )	B
Solaben Electricidad Seis, S.A.	Badajoz (ES)	162,793	100.00	Extremadura Equity Investments Sárl.	—	(3)	B
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	—	(** )	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	—	(** )	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Yield Plc./ Abengoa Concessions Infrastructure, S.L.	—	(** )	—
Solar Power Plant One	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	—	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	173	100.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Solar Processes, S.A.	Seville (ES)	32,080	100.00	Abengoa Concessions Infrastructure, S.L.	—	(** )	B
Solargate Electricidad Tres, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,960	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A /Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,965	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Seis, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Solar Inversiones, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.	—	(1)	B

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Solúcar Andalucía FV2, S.A	Seville (ES)	58	100.00	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.	(*)	(3)	—
Son Rivieren (Pty) Limited	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	—	(1)	B
South Africa PV Investments, S.L.	Seville (ES)	99	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	—	(1)	—
South Africa Solar Investments, S.L.	Seville (ES)	150,713	100.00	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.	—	(1)	B
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	—	(1)	—
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A	—	(1)	B
Tairol, S.A.	Montevideo (UY)	—	100.00	Talentir, S.A.	(*)	(1)	—
Talentir, S.A.	Montevideo (UY)	1	100.00	Enertey, S.A./ Instalaciones Inabensa, S.A.	(*)	(1)	—
Tarefix, S.A	Delaware (US)	1	92.00	Asa Investment, AG ZUG	—	(1)	—
TenesLylmyah	Argel (DZ)	19,803	51.00	Befesa Aguas Tenes, S.L.	—	(4)	D
Teyma Abengoa, S.A.	Buenos Aires (AR)	51,858	100.00	Asa Investment, AG ZUG/Asa Iberoamérica, S.L./Abengoa, S.A.	—	(1)	B
Teyma Construction USA, LLC.	Arizona (US)	1	100.00	Abeinsa, LLC.	—	(1)	—
Teyma Forestal, S.A.	Montevideo (UY)	1,100	100.00	Balofix, S.A.	—	(1)	B
Teyma Gestión Ambiental, S.A	Montevideo (UY)	18	100.00	Teyma Medioambiente, S.A.	—	(1)	—
Teyma India Private Limited	Mumbai (IN)	1,525	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
Teyma Internacional, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	—	(1)	B
Teyma Medio Ambiente, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	—	(1)	B
Teyma Middle East, S.L.	Seville (ES)	3	100.00	Teyma, S.A. /Teyma Int., S.A. /Ábacus Project Management Inc./Teyma Uruguay, S.A.	—	(1)	B
Teyma Paraguay, SA.	Asuncion (PY)	—	100.00	Teyma Internacional, S.A.	—	(1)	—
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	15,833	92.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
Teyma South Africa (Pty) Ltd.	Upington (ZA)	80	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
Teyma Uruguay ZF, S.A.	Montevideo (UY)	3,809	100.00	Teyma Uruguay, S.A.	—	(1)	B
Teyma Uruguay, S.A.	Montevideo (UY)	5,007	97.00	Teyma Sociedad de Inversión, S.A.	—	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Missouri (US)	16,763	100.00	Teyma Construction USA, LLC/Abener Construction Services, LLC.	—	(1)	—
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	11,659	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	—	(** )	B
Transmisora Mejillones, S.A.	Santiago de Chile (CL)	8,071	100.00	Abengoa Concessions Infrastructure, S.L./ Abengoa Yield Plc.	—	(** )	B
Transportadora Bahía Blanca S.A.	Buenos Aires (AR)	2	100.00	Abengoa S.A./Teyma Abengoa S.A.	—	(2)	—
Transportadora Cuyana, S.A.	Buenos Aires (AR)	3	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	B
Transportadora del Norte, S.A.	Buenos Aires (AR)	—	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	—	(1)	B
Transportadora Mar del Plata S.A.	Buenos Aires (AR)	5	70.00	Teyma Abengoa, S.A./ Abengoa, S.A.	(*)	(1)	B
Transportadora Río Coronda, S.A.	Buenos Aires (AR)	—	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	B
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	—	100.00	Teyma Argentina, S.A./Abengoa, S.A.	—	(1)	D
Turbogenerador Madero 7, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Energ., S.A./ Teyma, Gest. Cont. Const. e Ing., S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Unidad Punta de Rieles, S.A.	Montevideo (UY)	21	85.00	Teyma Uruguay, S.A./ Instalaciones Inabensa, S.A.	(*)	(5)	B
Vista Ridge Regional Water Supply Corporation	Texas (US)	—	100.00	Abengoa Vista Ridge, LLC.	(*)	(4)	—
Waste to Energy Suppliers San Jose, S.A.	Costa Rica (CR)	—	100.00	Abeinsa Inf. de Medio Ambiente, S.A./Teyma, Gestión de Contratos e Ingeniería, S.A.	—	(1)	—
XiNa CSP South Africa (Pty) Ltd.	Gauteng (ZA)	3,786	100.00	South Africa Solar Investments, S.L.	—	(1)	B
XiNa Operations and Maintenance Company (Pty) Ltd	Cape Town (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(1)	—
Zero Emissions Technologies, S.A. (Zeroemissions)	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	—	(1)	B

Appendices

Appendix I

Subsidiary companies included in the 2014 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 5)	Auditor
Zeroemissions (Beijing) Technology Consulting Service, Co. Ltd	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	—
Zeroemissions Carbon Trust, S.A	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Manaus (BR)	33,578	60.00	Abengoa Concessões Brasil Holding, S.A.	—	(5)	B

Shareholding capital cost is calculated using the current closing year exchange rate

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(**)
Discontinued operation

(***)
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

Appendices

Appendix II

Associated companies and Joint Ventures included in the
2014 consolidation perimeter using the participation method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Agroenergía de Campillos, S.L.	Seville (ES)	—	25.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Agua y Gestión de Servicios Ambientales, S.A.	Seville (ES)	3,562	41.54	Abengoa Water, S.L.	—	(4)	—
Al Osais-Inabensa Co., Ltd	Dammam (SA)	438	50.00	Inabensa Saudi Arabia, LLC	—	(1)	B
Ashalim Thermo Solar Management, Ltd.	Tel Aviv (IL)	—	50.00	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
ATE VIII Transmissora de Energía, S.A.	R. de Janeiro (BR)	9,794	50.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
Basor México, S.A.P.I. de C.V.	Mexico City (MX)	108	50.00	Nicsamex, S.A. de C.V.	—	(1)	—
Chennai O&M, JV Private Limited	Chennai (India)	—	50.00	Abengoa Water, S.L.	(*)	(1)	—
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water, S.L.	—	(4)	—
Coaben, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	B
Cogeneración Motril, S.A.	Granada (ES)	1,913	19.00	Abeinsa Asset Management, S.L.	—	(5)	—
Concecutex, S.A. de C.V.	Toluca (MX)	6,992	50.00	Abengoa México, S.A. de C.V.	—	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	944	20.00	Instalaciones Inabensa, S.A.	—	(5)	D
Consorcio Teyma M y C, Ltda.	Santiago de Chile (CL)	10	49.90	Abengoa Chile, S.A.	—	(1)	—
Evacuación Valdecaballeros, S.L.	Madrid (ES)	8,984	57.14	Solaben Electricidad Uno, Dos, Tres y Seis, S.A.	—	(3)	—
Evacuación Villanueva del Rey, S.L.	Seville (ES)	2	45.13	Helioenergy Electricidad Uno, Dos y Tres, S.A.	—	(3)	—
Explotaciones Varias, S.L.	Seville (ES)	2,301	50.00	Abengoa, S.A.	—	(1)	—
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Geida Tlemcen, S.L.	Madrid (ES)	13,584	50.00	Abengoa Water, S.L.	—	(4)	—
Ghenova Ingeniería S.L.	Seville (ES)	1,323	20.00	Abener Energía, S.A.	—	(1)	—
Green Visión Holding, BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	—	(1)	—
Greentech Water Engineering Company	Pekín (CN)	5,967	25.00	Abengoa Water Hong Kong, Co. Limited	(*)	(1)	—
Helioenergy Electricidad Uno, S.A.	Seville (ES)	43,600	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Helioenergy Electricidad Dos, S.A.	Seville (ES)	42,718	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
HZN ManutenÇão Hospitalar Ltda.	Manaus (BR)	—	33.00	Simosa Brasil, S.A.	(*)	(1)	—
Inabensa Green Energy Co., Ltd.	Japan (JP)	198	50.00	Instalaciones Inabensa S.A.	—	(1)	—
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	16,430	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	11,526	51.00	Son Rivieren (Pty) Limited	—	(3)	B
Ledincor, S.A.	Montevideo (UY)	661	49.00	Teyma Forestal, S.A.	—	(1)	—
Lidelir, S.A.	Montevideo (UY)	1,068	49.00	Teyma Forestal, S.A.	—	(1)	—
Micronet Porous Fibers, S.L.	Vizcaya (ES)	3,162	50.00	Abengoa Water, S.L.	—	(1)	—
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,433	25.50	Geida Tlemcen, S.L.	—	(4)	D
Negev Energy—Ashalim Thermo-Solar, Ltd.	Tel Aviv (IL)	—	50.00	NEA Solar Power, Ltd.	—	(3)	B
Negev Energy Ashalim Operation and Mantainance, Ltd.	Tel Aviv (IL)	—	50.00	NEA Solar Operation and Manteinance, Ltd	(*)	(1)	—
Negev Energy Finance, Ltd.	Tel Aviv (IL)	—	50.00	NEA Solar Power, Ltd.	(*)	(1)	—
Residuos Sólidos Urbanos de Ceuta, S.L.	Seville (ES)	2,030	50.00	Abengoa, S.A.	—	(1)	—
Servicios Culturales Mexiquenses, S.A. de C.V.	Toluca (MX)	1	50.00	Abengoa México, S.A. de C.V./ Instalaciones Inabensa, S.A.	—	(1)	B
Shams Power Company PJSC	Abu-Dhabi (AE)	183	40.00	Total Abengoa Solar Emirates Investment Company, BV	—	(3)	—
SolelAben EPC Ashalim, L.P.	Tel Aviv (IL)	—	50.20	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
SRC Nanomaterials, S.A	Asturias (ES)	500	50.00	Rioglass Solar, S.A.	—	(3)	—
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	23,262	50.00	Abengoa Solar Ventures, S. A	—	(1)	B
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	—	(3)	B
TSMC Ingeniería y Contrucción, Ltda.	Santiago de Chile (CL)	12	33.30	Abengoa Chile, S.A.	—	(1)	—
Xina Solar One (Rf) (Pty), Ltd.	Gauteng (ZA)	—	80.00	Xina CSP South Africa (Pty) Ltd	—	(3)	—

Shareholding
capital cost is calculated using the current closing year exchange rate

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

Appendices

Appendix III

Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
Acceso Avda Pais Valencia	Alicante (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
ACE L5	Setubal (PT)	—	44.80%	Instalaciones Inabensa, S.A.	(*)	(1)	—
Adis Segovia Valdestrilla	Madrid (ES)	—	7.00%	Instalaciones Inabensa, S.A.		(1)	—
Agencia Andaluza de Energía	Seville (ES)	6.00	35.00%	Instalaciones Inabensa, S.A.		(1)	—
Albalac	Madrid (ES)	2.04	33.34%	Instalaciones Inabensa, S.A.		(1)	—
Almanjayar	Madrid (ES)	1.50	25.00%	Instalaciones Inabensa, S.A.		(1)	—
Almería	Almeria (ES)	1.50	50.00%	Abengoa Water S.L.		(4)	—
Aparcamiento L`Ordana	Alicante (ES)	4.50	90.00%	Instalaciones Inabensa, S.A.		(1)	—
APCA Inabensa-Abengoa Lote 1	Seville (ES)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
APCA Inabensa-Abengoa Lote 2	Seville (ES)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Argelia	Madrid (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Armilla	Seville (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Asimel	Madrid (ES)	1.30	25.00%	Instalaciones Inabensa, S.A.		(1)	—
Badaia	Vitoria (ES)	3.00	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Baja California	Seville (ES)	—	100.00%	Inabensa, S.A. /Abener Energía, S.A. /Abeinsa, Ing y Const. Ind., S.A./Serv. Aux. de Admon., S.A. de C.V.		(1)	B
Barras Parada	Madrid (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
CARE Córdoba	Seville (ES)	12.00	25.00%	Instalaciones Inabensa, S.A.		(1)	—
Cartagena	Murcia (ES)	1.13	37.50%	Abengoa Water S.L.		(4)	—
CEI Huesca	Zaragoza (ES)	0.60	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Cercanias Tren (Camas-Salteras)	Madrid (ES)	1.00	35.00%	Instalaciones Inabensa, S.A.		(1)	—
CGS-ABENGOA	Zaragoza (ES)	2.40	20.00%	Instalaciones Inabensa, S.A.	(*)	(1)	—
Circulo Mercantil e Industrial de Sevilla	Seville (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Ciudad de la Justicia	Madrid (ES)	1.00	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Consistorio	Madrid (ES)	6.00	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Consorcio Abengoa Colombia	Bogotá (CO)	—	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./ Abengoa Perú S,A.	(*)	(1)	—
Consorcio Abengoa Kipreos Limitada	Santiago (CL)	8.00	50.00%	Abengoa Chile, S.A.		(1)	—
Consorcio Ambiental de la Plata	Montevideo (UY)	0.67	100.00%	Teyma Uruguay, S.A./Teyma Medioambiente S.A.		(1)	—
Consorcio Constructor Alto Cayma	Lima (PE)	—	25.00%	Abengoa Perú, S.A.		(1)	—
Consorcio La Gloria	Lima (PE)	—	50.00%	Abengoa Perú, S.A.		(1)	—
Consorcio Pachacutec	Lima (PE)	—	50.00%	Abengoa Perú, S.A.		(1)	—
CPD Solares UTE	Madrid (ES)	10.00	35.00%	Instalaciones Inabensa, S.A.		(1)	—
Edificio ETEA	Zaragoza (ES)	—	40.00%	Instalaciones Inabensa, S.A.		(1)	—
Edificio ITA	Zaragoza (ES)	3.00	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Edificio PICA	Seville (ES)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Electrificación Burgos	Madrid (ES)	2.00	33.34%	Instalaciones Inabensa, S.A.		(1)	—
Electrificación Granollers	Madrid (ES)	6.00	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Electrificación L-3	Madrid (ES)	1.20	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Emergencia NAT Barcelona	Barcelona (ES)	9.00	33.33%	Instalaciones Inabensa, S.A.		(1)	—
Emvisesa Palacio Exposiciones	Seville (ES)	1.50	25.00%	Instalaciones Inabensa, S.A.		(1)	—
Energía Línea 9	Barcelona (ES)	1.20	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Energía Noroeste	Seville (ES)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Equipamiento Solar Caballería	Madrid (ES)	1.20	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Facultades	Madrid (ES)	1.00	15.00%	Instalaciones Inabensa, S.A.		(1)	—
Ferial Badajoz	Madrid (ES)	—	25.00%	Instalaciones Inabensa, S.A.		(1)	—
Ferrovial-Agroman Teyma (FAT)	Montevideo (UY)	—	40.00%	Teyma Uruguay, S.A	—	(1)	—
Fotovoltaica Expo	Zaragoza (ES)	7.00	70.00%	Instalaciones Inabensa, S.A.		(1)	—
Gallur Castejon	Madrid (ES)	2.00	33.33%	Instalaciones Inabensa, S.A.		(1)	—
Guardería La Nucia	Alicante (ES)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	—
H. Campus de la Salud	Seville (ES)	2.40	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Hospital Costa del Sol	Malaga (ES)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
IB INABENSA (JV) G15	India (IN)	—	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.	(*)	(1)	—
IB INABENSA (JV) G24	India (IN)	—	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.	(*)	(1)	—
IB INABENSA (JV) GR177	India (IN)	—	100.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa, S.A.	(*)	(1)	—
IB-PGF-INABEN(JV) GR159 CORE	India (IN)	—	71.00%	Inabensa Bharat Private Limited/ Instalaciones Inabensa S.A.	(*)	(1)	—
Inabensa-Jayton Catral	Alicante (ES)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
Inabensa-Jayton La Nucia	Alicante (ES)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Inabensa-Jayton Villajoyosa	Alicante (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Inabervion	Vizcaya (ES)	10.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Inacom	Madrid (ES)	6.00	25.00%	Instalaciones Inabensa, S.A.		(1)	—
Incubadora	Madrid (ES)	1.80	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Inst. Eléctricas Hospital Costa del Sol	Malaga (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Instalaciones Hospital VQ	Seville (ES)	6.00	60.00%	Instalaciones Inabensa, S.A.		(1)	—
Instalaciones Plataforma Sur	Barcelona (ES)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
La Faisanera	Burgos (ES)	4.00	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Lav-Buixalleu	Barcelona (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Libia-Líneas	Seville (ES)	—	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Machupichu	Seville (ES)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.		(1)	—
Mataporquera	Madrid (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Meisa-Inabensa	Huelva (ES)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Metro Ligero de Granada	Madrid (ES)	6.00	40.00%	Instalaciones Inabensa, S.A.		(1)	—
Mnto.Comunic.Metro L9	Barcelona (ES)	1.00	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Mobiliario La Nucia	Alicante (ES)	5.00	45.00%	Instalaciones Inabensa, S.A.		(1)	—
Nat Electricidad	Madrid (ES)	4.00	33.34%	Instalaciones Inabensa, S.A.		(1)	—
Ontoria	Vizcaya (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Pabellón Cubierto La Nucia	Alicante (ES)	9.00	45.00%	Instalaciones Inabensa, S.A.		(1)	—
Parque aeronáutico	Seville (ES)	2.00	40.00%	Instalaciones Inabensa, S.A.		(1)	—
Parque Soland	Seville (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Patrimonio	Seville (ES)	2.00	35.00%	Instalaciones Inabensa, S.A.		(1)	—
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	—	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Pistas Deportivas La Nucia	Alicante (ES)	1.00	45.00%	Instalaciones Inabensa, S.A.		(1)	—
Preufet Juzgados	Barcelona (ES)	6.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Primapen III	Gijón (ES)	6.00	33.00%	Instalaciones Inabensa, S.A.		(1)	—
Rap Fenol	Madrid (ES)	6.00	33.00%	Instalaciones Inabensa, S.A.		(1)	—
Rotonda CV-70	Alicante (ES)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	—
S/E Blanes	Madrid (ES)	6.00	33.33%	Instalaciones Inabensa, S.A.		(1)	—
S/E Libia	Madrid (ES)	—	50.00%	Instalaciones Inabensa, S.A.		(1)	—
S/E Modulares	Barcelona (ES)	5.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
S/E Sant Adriá	Madrid (ES)	2.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Sede Universitaria	Alicante (ES)	4.50	45.00%	Instalaciones Inabensa, S.A.		(1)	—
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9.00	90.00%	Instalaciones Inabensa, S.A.		(1)	—
Semi-Inabensa	Madrid (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
Sigmacat	Madrid (ES)	2.00	33.00%	Instalaciones Inabensa, S.A.		(1)	—
Silfrasub	Madrid (ES)	2.00	40.00%	Instalaciones Inabensa, S.A.		(1)	—
Silvacat	Madrid(ES)	30.00	35.50%	Instalaciones Inabensa, S.A.		(1)	—
Sisecat	Madrid (ES)	1.00	20.95%	Instalaciones Inabensa, S.A.		(1)	—
Sisecat II	Madrid (ES)	6.00	20.95%	Instalaciones Inabensa, S.A.		(1)	—
Soterramnet 132 Kv	Barcelona (ES)	2.00	33.34%	Instalaciones Inabensa, S.A.		(1)	—
Suburbano Mexico	Seville (ES)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abeinsa, Ing y Const. Ind., S.A.		(1)	B
Tablada	Seville (ES)	6.00	50.00%	Abengoa Water S.L.		(4)	—
Telar Klitten	Montevideo (UY)	0.88	100.00%	Teyma Uruguay, S.A.		(1)	—
Teyma Israel I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
Teyma Israel II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
Teyma Israel III	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
Torre	Bilbao (ES)	6.00	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Torre Isla Cartuja	Seville (ES)	12.00	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Tranvía de Jaén	Seville (ES)	1.00	15.00%	Instalaciones Inabensa, S.A.		(1)	—
Túnel Rovira	Barcelona (ES)	2.00	33.00%	Instalaciones Inabensa, S.A.		(1)	—
Usansolo	Vizcaya (ES)	—	50.00%	Instalaciones Inabensa, S.A.		(1)	—
UTE Abener Teyma Inabensa Atacama I PV	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
UTE Abener Teyma Inabensa Atacama II PV	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Alacat	Madrid (ES)	3.00	50.00%	Instalaciones Inabensa, S.A./ Electrificaciones y Montajes Integrales OHL, S.A.	(*)	(1)	—
UTE Inabensa-Ansaldo	Madrid (ES)	10.00	40.12%	Instalaciones Inabensa, S.A./Ansaldo STS España SAU	(*)	(1)	—
UTE Abeima Teyma Agadir	Seville (ES)	—	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Abeima Teyma Barka	Seville (ES)	—	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
UTE Abeima Teyma Barka II	Seville (ES)	—	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Const. e Ing., S.A.		(1)	—
UTE Abeima Teyma Nungua	Seville (ES)	7.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
UTE Abeima Teyma Zapotillo	Seville (ES)	7.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
UTE Abencor-Inabensa Chilca Montalvo	Seville (ES)	7.00	100.00%	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.		(1)	—
UTE Abener Abengoa Water Sahechores	Seville (ES)	1.80	50.00%	Abener Energía, S.A./ Abengoa Water, S.L.		(4)	—
UTE Abener Befesa Cortés Pallás	Seville (ES)	4.80	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A. /'Abener Energía, S.A.		(1)	—
UTE Abener Inabensa NP Tabasco II	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.	(*)	(1)	—
UTE Abener Inabensa Francia	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	—
UTE Abener Inabensa Germany	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	—
UTE Abener Inabensa NP Tabasco	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	B
UTE Abener Inabensa Paises Bajos	Seville (ES)	—	100.00%	Abener Energía, S.A./Instalaciones Inabensa, S.A.		(1)	—
UTE Abener Teyma Atacama I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Abener Teyma Atacama II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Abener Teyma Bélgica	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Abener Teyma Biomasa Salamanca II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma CRS I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma CRS II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Emirates I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	B
UTE Abener Teyma Helio Energy I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Helio Energy II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Helios I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Helios II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Paulputs	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Paysandu	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	D

Appendices

Appendix III

Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
UTE Abener Teyma Solaben I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solaben II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solaben III	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solaben VI	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solaben IC	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solacor I	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solacor II	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A		(1)	—
UTE Abener Teyma Solar Tabernas	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A. / Abengoa Solar New Technologies, S.A		(1)	—
UTE Abener Teyma Upington	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
UTE Abener Teyma Xina	Seville (ES)	—	100.00%	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	—
UTE Abensaih Guadalquivir	Seville (ES)	3.06	51.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Abensaih Mantenimiento	Seville (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Agua Prieta (EP)	Agua Prieta (MX)	—	100.00%	Abener Energía, S.A.	(*)	(1)	B
UTE Aguas Salobres	Seville (ES)	3.60	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Alcoy	Alicante (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Amés Brión	La Coruña (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
Ute Ashalim Eucomsa-Abeinsa Engineering	Seville (ES)	—	100.00%	Europea de Construcc. Metálicas, S.A./Abeinsa Engineering SL		(1)	—
UTE Atabal	Malaga (ES)	3.19	53.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Avensaih Guadalete—Barbate	Cadiz (ES)	3.06	31.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Avinyó	Cataluña (ES)	—	40.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE B.Almanzora	Murcia (ES)	2.40	40.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Balsa del Rosario	Seville (ES)	3.12	52.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Báscara	Cataluña (ES)	—	40.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE Boaco	Nicaragua (NI)	2.21	73.83%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
CAC Arequipa	Arequipa (PE)	6.66	51.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE CAC Arequipa	Arequipa (PE)	3.26	25.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Cáceres	Caceres (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Campello	Alicante (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Canal Alguerri	Lleida (ES)	2.00	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Canal de Navarra	Navarra (ES)	3.60	20.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Canal Estremera	Madrid (ES)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Carboneras	Almería (ES)	2.58	43.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Cartuja	Seville (ES)	—	30.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE Centro Morelos	Seville (ES)	—	100.00%	Abener Energía, S.A. / Inabensa, S.A. / Serv. Aux. de Administración, S.A. de C.V.		(1)	—
UTE Chennai	India (IN)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	—
UTE Chennai O&M	India (IN)	6.00	100.00%	Construcciones y Depuraciones, S.A./ Abengoa Water S.L.		(4)	—
UTE Conquero	Huelva (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Cunene	Angola (AN)	25.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
Ute Dead Sea	Seville (ES)	—	100.00%	Abener Energía, S.A/Abeinsa Engineering SL		(1)	—
UTE Deca	Almeria (ES)	1.94	32.25%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Denizli	Denizli (TR)	—	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S.A./ Abengoa Perú S.A.	(*)	(1)	—
UTE Depurbaix	Cataluña (ES)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Edar Montemayor	Cordoba (ES)	—	50.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE El Cerrillo	Cordoba (ES)	4.80	80.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Esclusa 42	Valladolid (ES)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Espluga	Cataluña (ES)	—	40.00%	Construcciones y Depuraciones, S.A.		(1)	—

Appendices

Appendix III

Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
UTE Fontsanta	Cataluña (ES)	4.80	40.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Fonz	Cataluña (ES)	5.40	90.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Fuente Alamo	Murcia (ES)	2.97	33.00%	Construcciones y Depuraciones, S.A		(1)	—
UTE Guadalajara	Guadalajara (ES)	3.31	55.00%	Abengoa Water S.L.		(4)	—
UTE Guiamets	Cataluña (ES)	7.20	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Hassi R´Mel Construction	Seville (ES)	—	70.00%	Abener Energía, S.A./ Abengoa Solar New Technologies, S.A		(1)	—
UTE Hassi R´Mel O&M	Seville (ES)	—	100.00%	Abener Energía, S.A./ Abengoa Solar España, S.A		(1)	D
UTE Hidrosur	Malaga (ES)	2.00	33.33%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Honaine	Argelia (AR)	1.50	50.00%	Abengoa Water S.L.		(4)	—
UTE Honaine	Argelia (AR)	1.50	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Huesna	Seville (ES)	6.01	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Inabensa Teyma Eólica del Tala	Seville (ES)	60.00	100.00%	Instalaciones Inabensa, S.A. /Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	B
UTE Inabensa Teyma Peralta	Seville (ES)	60.00	100.00%	Instalaciones Inabensa, S.A. /Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.		(1)	B
UTE Inabensa-Eucomsa-Perú	Seville (ES)	6.90	100.00%	Instalaciones Inabensa, S.A./Europea de Construcc. Metálicas, S.A.		(1)	—
Ute Inst. Clima Hospital Costa del Sol	Malaga (ES)	3.00	50.00%	Instalaciones Inabensa, S.A.		(1)	—
UTE Itoiz II	Navarra (ES)	3.50	35.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Júcar Vinalopo	Valencia (ES)	2.00	33.34%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Kurkudi	Vizcaya (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE La Codosera	Caceres (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Las Bambas	Seville (ES)	6.00	100.00%	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.		(1)	—
UTE Lubet Cádiz	Cadiz (ES)	—	75.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE Mant. Valdeinfierno	Murcia (ES)	2.00	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	—
UTE Mantenimiento Presas	Malaga (ES)	2.10	35.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Marismas Construccion	Seville (ES)	12.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	—
UTE Minicentrales	Madrid (ES)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	—
UTE Moraira	Alicante (ES)	2.55	42.50%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Ojén Mijas	Malaga (ES)	—	70.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE Paneles	Valladolid (ES)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Puerto de Huelva	Huelva (ES)	3.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	—
UTE Qingdao	China (CH)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	—
UTE Ranilla	Seville (ES)	1.80	15.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE Retortillo	Seville (ES)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.(Codesa)		(1)	—
UTE Reus	Cataluña (ES)	3.90	65.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Ribera	Valencia (ES)	3.01	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Riegos Marismas	Seville (ES)	5.94	99.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Rincón Vict	Malaga (ES)	3.01	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Sahechores	Leon (ES)	3.73	62.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Saih Duero	Valladolid (ES)	1.80	30.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Sallent	Cataluña (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE San Juan del Sur	Nicaragua (NI)	2.20	73.31%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Sanchonuño	Valladolid (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Sant Celoni	Cataluña (ES)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Segriá Sud	Cataluña (ES)	3.60	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Skikda	Argelia (AR)	2.00	67.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	—
UTE Skikda O&M	Argelia (AR)	2.01	67.00%	Construcciones y Depuraciones, S.A./ Abengoa Water S.L.		(4)	—
UTE Sta. Amalia	Badajoz (ES)	4.80	80.00%	Construcciones y Depuraciones, S.A.		(1)	—
UTE Teatinos	Malaga (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Tenés	Argelia (AR)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	B

Appendices

Appendix III

Temporary Joint Ventures included in the 2014 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 2)	Auditor
Ute Tenes O&M	Argelia (AR)	6.00	100.00%	Abeinsa Infraestructuras Medio Ambiente, S.A./ Abengoa Water S.L.	(*)	(4)	—
UTE Valdeinfierno	Murcia (ES)	2.00	60.00%	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.		(1)	—
UTE Valdelentisco	Murcia (ES)	4.80	80.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Vall Baixa	Cataluña (ES)	6.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Vilagarcía	Pontevedra (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Villanueva	Seville (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
UTE Xerta-Xenia	Cataluña (ES)	3.00	50.00%	Abeinsa Infraestructuras Medio Ambiente, S.A.		(1)	—
Utrera	Seville (ES)	3.01	50.00%	Abengoa Water S.L.		(4)	—
Winterra.-Inaben.Atraque Puerto de Vigo	Compostela (ES)	—	20.00%	Instalaciones Inabensa, S.A.		(1)	—
Winterra-Inabensa Monterroso	Compostela (ES)	6.00	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Winterra-Inabensa Sarriá	Compostela (ES)	2.00	30.00%	Instalaciones Inabensa, S.A.		(1)	—
Zonas Deportivas La Nucia	Alicante (ES)	4.00	45.00%	Instalaciones Inabensa, S.A.		(1)	—

Shareholding capital cost is calculated using the current closing year exchange rate

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

Appendices

Appendix IV

Subsidiary companies which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Aleduca, S.L	2014	100.00	Windup of the company
Befesa Limpiezas Industriales México S.A. de C.V.	2014	100.00	Windup of the company
Energy & Environmental Constructions, LLC	2014	100.00	Windup of the company
Hidro Abengoa, S.A. De C.V.	2014	100.00	Windup of the company
Insolation Sic 4 S.R.L	2014	100.00	Windup of the company
Insolation Sic 7.R.L	2014	100.00	Windup of the company
Insolation Sic 8 S.R.L	2014	100.00	Windup of the company
L.T. Rosarito y Monterrey, S.A. De CV	2014	100.00	Windup of the company
Las Cabezas Solar, S.L.	2014	100.00	Windup of the company
Lineas 612 Norte Noroeste, S.A. De C.V.	2014	100.00	Windup of the company
Qingdao BCTA Desalinataion Co.Ltd.	2014	92.59	Sale of the company
S.E.T Sureste Peninsular, S.A. De CV	2014	100.00	Windup of the company
Sol3G	2014	100.00	Merged of the company
Solaben Electricidad Ocho, S.A.	2014	100.00	Windup of the company
Abencasa-Abengoa Comer. Y Administraçao, S.A.	2013	100.00	Sale of the company
Abencs Investments , LLC	2013	100.00	Windup of the company
Abener Teyma Abeinsa Glendale General Partnership	2013	100.00	Windup of the company
Abengoa Solar PV, LLC	2013	100.00	Merged of the company
Abengoa Solar Saudi Arabia Limited Liability Company	2013	100.00	Windup of the company
Aelsa, Abener El Sauz, S.A. De CV	2013	100.00	Windup of the company
Alianza Medioambiental, S. L.	2013	100.00	Sale of the company
Aludisc, Alumninios en Disco S.A.	2013	100.00	Sale of the company
Aqualdre Zinc ,S.L	2013	100.00	Sale of the company
Baja California 229, S. A. de C.V.	2013	100.00	Windup of the company
Bargoa, S.A.	2013	99.98	Sale of the company
Befesa Aluminio S.L.	2013	100.00	Sale of the company
Befesa Aluminium Germany GmbH	2013	100.00	Sale of the company
Befesa Argentina(antes Borg Austral ARP, S.A.	2013	100.00	Sale of the company
Befesa Escorias Salinas, S.A.	2013	100.00	Sale of the company
Befesa Gest. Res. Ind, S.L.	2013	100.00	Sale of the company
Befesa Medio Ambiente, S.L.U.	2013	100.00	Sale of the company
Befesa PCB	2013	100.00	Sale of the company
Befesa Perú, S.A.	2013	100.00	Sale of the company
Befesa Plásticos, S.L.	2013	97.40	Sale of the company
Befesa Portugal Gestáo de Resíduos Industriais, Bgri, S. A.	2013	100.00	Sale of the company
Befesa Reciclaje de Residuos de Aluminio, S.L.	2013	100.00	Sale of the company
Befesa Salt Slag, Ltd	2013	100.00	Sale of the company
Befesa Salzschlacke GmbH	2013	100.00	Sale of the company
Befesa Scandust AB	2013	100.00	Sale of the company
Befesa Servicios Corporativos, S. A.	2013	100.00	Sale of the company
Befesa Servicios S.A	2013	51.00	Sale of the company
Befesa Silvermet Adana Celik Tozu Geri Donusum AS	2013	100.00	Sale of the company

Appendices

Appendix IV

Subsidiary companies which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Befesa Silvermet Iskenderun	2013	100.00	Sale of the company
Befesa Silvermet Izmir Celik Tozu Geri Donusum AS	2013	100.00	Sale of the company
Befesa Silvermet Turkey, S.L.	2013	51.00	Sale of the company
Befesa Steel R & D, S.L.U.	2013	100.00	Sale of the company
Befesa Steel Services GmbH	2013	100.00	Sale of the company
Befesa Valera, S.A.S.	2013	100.00	Sale of the company
Befesa Valorización de Azufre, S.L.U.	2013	100.00	Sale of the company
Befesa Valorización S. L Sociedad Unipersonal	2013	100.00	Sale of the company
Befesa Zinc Freiberg GmbH & Co KG	2013	100.00	Sale of the company
Befesa Zinc Aser, S.A.	2013	100.00	Sale of the company
Befesa Zinc Comercial, S.A.	2013	100.00	Sale of the company
Befesa Zinc Duisburg GmbH	2013	100.00	Sale of the company
Befesa Zinc Germany GmbH	2013	100.00	Sale of the company
Befesa Zinc Gravelines, S.A.S.U.	2013	100.00	Sale of the company
Befesa Zinc Óxido, S.A.U.	2013	100.00	Sale of the company
Befesa Zinc Sur, S.L.	2013	100.00	Sale of the company
Befesa Zinc, S.A.U.	2013	100.00	Sale of the company
C.D.Puerto San Carlos S.A. De CV	2013	100.00	Windup of the company
Captasol Fotovoltaica 40 S.L.	2013	100.00	Windup of the company
Captasol Fotovoltaica 58 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 72 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 73 S.L.	2013	99.94	Windup of the company
Captasol Fotovoltaica 77 S.L.	2013	99.94	Windup of the company
Complejo Medioambiental Tierra de Campos, S.L	2013	77.00	Sale of the company
Donsplav	2013	51.00	Sale of the company
Ecovedras SA	2013	78.00	Sale of the company
Galdán, S. A	2013	100.00	Sale of the company
Harper Dry Lake Land Company LLC	2013	100.00	Windup of the company
Helio Energy Electricidad Siete, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Ocho, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Nueve, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Diez, S.A.	2013	100.00	Windup of the company
Helio Energy Electricidad Doce, S.A.	2013	100.00	Windup of the company
Helioenergy Electricidad Veinticinco, S.A	2013	99.99	Windup of the company
Inabensa Portugal, S.A.	2013	100.00	Windup of the company
Iniciativas Mediambientales, S.L.	2013	100.00	Sale of the company
Insolation Sic 5 S.R.L	2013	100.00	Windup of the company
Insolation Sic 10 S.R.L	2013	100.00	Windup of the company
Insolation Sic 11 S.R.L	2013	100.00	Windup of the company
Insolation Sic 12 S.R.L	2013	100.00	Windup of the company
Insolation Sic 13 S.R.L	2013	100.00	Windup of the company
Insolation Sic 14 S.R.L	2013	100.00	Windup of the company
Insolation Sic 15 S.R.L	2013	100.00	Windup of the company

Appendices

Appendix IV

Subsidiary companies which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Italica Solare, S.r.l.	2013	100.00	Windup of the company
MRH-Residuos Metálicos, S.L.	2013	100.00	Sale of the company
Mundiland, S.A.	2013	100.00	Windup of the company
Nicsa Suministros Industriales, S.A.	2013	100.00	Sale of the company
Pomacocha Power S.A.	2013	90.00	Sale of the company
Residuos Ind. De la Madera de Córdoba, S.A.	2013	71.09	Sale of the company
Solaben Electricidad Doce, S.A.	2013	100.00	Windup of the company
Solaben Electricidad Quince, S.A	2013	100.00	Windup of the company
Solar Nerva SLU	2013	100.00	Sale of the company
Solargate Electricidad Uno , S.A.	2013	100.00	Windup of the company
Solargate Electricidad Dos , S.A.	2013	100.00	Windup of the company
Soluciones Ambientales del Norte Limitada S.A	2013	100.00	Sale of the company
Solugas Energía S.A.	2013	100.00	Windup of the company
Trinacria Spzoo	2013	95.05	Sale of the company
Valorcam S.L	2013	80.00	Sale of the company
XiNa Community Trust	2013	100.00	Sale of the company
Xina Community Trust BEE Holding	2013	100.00	Sale of the company
Abengoa Bioenergy of SW Kansas, LLC	2012	100.00	Windup of the company
Almadén Solar, S.A.	2012	51.00	Windup of the company
Befesa Waterbuilt GP, Inc.	2012	51.00	Merged of the company
Befesa Zinc Amoreb., S.A.	2012	100.00	Merged of the company
Bioeléctrica Jienense, S. A.	2012	100.00	Windup of the company
Captasol Fotovoltaica 41, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 44, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 48, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 49, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 50, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 51, S.L.	2012	100.00	Windup of the company
Captasol Fotovoltaica 53, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 54, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 55, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 56, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 57, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 59, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 60, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 61, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 62, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 63, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 64, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 65, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 66, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 67, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 68, S.L.	2012	99.94	Windup of the company

Appendices

Appendix IV

Subsidiary companies which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share	Motive
Captasol Fotovoltaica 69, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 71, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 74, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 75, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 76, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 78, S.L.	2012	99.94	Windup of the company
Captasol Fotovoltaica 79, S.L.	2012	99.94	Windup of the company
Insolation 1, S.R.L.	2012	100.00	Windup of the company
Insolation 2, S.R.L.	2012	100.00	Windup of the company
Insolation 19 S.R.L	2012	100.00	Windup of the company
Insolation 20 S.R.L	2012	100.00	Windup of the company
Insolation Sic 16 S.R.L	2012	100.00	Windup of the company
Proyectos de Inversiones Medioambientales, S.L.	2012	100.00	Merged of the company
Solaben Electricidad Nueve, S.A.	2012	100.00	Windup of the company
Solaben Electricidad Once, S.A.	2012	100.00	Windup of the company
Solúcar Andalucía FV1, S.A	2012	100.00	Windup of the company
Solúcar Andalucía FV2, S.A	2012	100.00	Windup of the company
Solúcar Castilla FV1, S. A	2012	100.00	Windup of the company
Solúcar Castilla FV2, S. A	2012	100.00	Windup of the company
Telvent Implantación de Sistemas S.L	2012	100.00	Windup of the company

Appendices

Appendix V

Associated companies and Joint Ventures which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share	Motive
Central Eólica São Tomé Ltda.	2014	9.00	Sale of the company
Íbice Participações e Consultoria em Energia S.A.	2014	50.00	Windup of the company
Parque Eólico Cristalândia Ltda.	2014	20.00	Sale of the company
Abencon, S.A. de C.V.	2013	50.00	Sale of the company
Abener-Dragados Industrial-México, S.A. De C.V.	2013	50.00	Windup of the company
Betearte	2013	33.33	Sale of the company
Carmona & Befesa Limpiezas Industriais, Ltda. (C&B)	2013	50.00	Sale of the company
Central Eólica Santo Antonio de Pádua S.A.	2013	100.00	Sale of the company
Central Eólica São Cristóvão S.A.	2013	100.00	Sale of the company
Central Eólica São Jorge S.A.	2013	100.00	Sale of the company
Ecología Canaria, S.A. (Ecansa)	2013	45.00	Sale of the company
Gestión y Valorización Integral del Centro, S.L.	2013	50.00	Sale of the company
Hankook R&M Co., Ltd.	2013	25.00	Sale of the company
Recytech SA	2013	50.00	Sale of the company
Red Eléctrica del Sur, S.A. (Redesur)	2013	23.75	Windup of the company
Santos Energia Participaçoes S.A	2013	50.00	Sale of the company
Abengoa Participaçoes Holding	2012	50.00	Sale of the company
Abenor, S.A.	2012	20.00	Sale of the company
Araucana de Electricidad, S.A.	2012	20.00	Sale of the company
ATE II Transmissora de Energia, S.A.	2012	50.00	Sale of the company
ATE III Transmissora de Energia, S.A.	2012	50.00	Sale of the company
ATE Transsmisora de Energía, S.A.	2012	50.00	Sale of the company
Bioener Energía, S.A.	2012	50.00	Windup of the company
Huepil de Electricidad, S.L.	2012	20.00	Sale of the company
Inversiones Eléctricas Transam Chile Limitada.	2012	20.00	Sale of the company
Italgest Abengoa Solar, S.r.l..	2012	50.00	Windup of the company
Shams One Company LLC	2012	20.00	Windup of the company
STE-Sul Transmissora de Energía, Ltda.	2012	50.00	Sale of the company

Appendices

Appendix VI

Temporary Joint Ventures which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter

Company Name	Year of Exit	% Share
UTE Abener Teyma Biomasa Salamanca	2014	100.00
UTE Motril	2014	50.00
Abensaih Construcción	2013	50.00
China Exhibition Center	2013	34.50
China Internacional	2013	34.50
Edar—Motril	2013	50.00
Elantxobe	2013	50.00
Energía Palmas Altas	2013	50.00
Erabil	2013	20.00
Inabensa—Intel	2013	50.00
Inelin	2013	48.50
Itoiz	2013	34.50
Mundaka	2013	50.00
Sector Vilablareix	2013	33.00
Villarreal	2013	50.00
Abener Inabensa	2012	70.00
Abener Inabensa Germany	2012	70.00
Abener Inabensa NP Tabasco	2012	70.00
Abener Inabensa Paises Bajos	2012	70.00
Consorcio Abengoa Perú y Cosapi	2012	50.00
Consorcio Constructor Alto Cayma	2012	25.00
Hassi R'Mel Construction	2012	70.00
Hassi´Mel Construcción	2012	30.00
Inabensa Apca 1	2012	50.00
Inabensa Apca 1	2012	50.00
Minicentrales	2012	50.00
Perú	2012	70.00
Puerto de Huelva	2012	50.00
Qingdao	2012	20.00
Retortillo	2012	30.00
Sahechores	2012	62.00
Sahechores	2012	30.00
Skikda	2012	25.00
Tenés EPC	2012	20.00
Zonas Deportivas La Nucia	2012	45.00
Chennai O&M	2012	20.00
Chennai	2012	20.00
Honnaine	2012	50.00
Marismas Construccion	2012	90.00
Vaideinfierno	2012	20.00
China Internacional	2012	34.50
Complejo Espacial	2012	50.00

Appendices

Appendix VI

Temporary Joint Ventures which during 2014, 2013 and 2012 were no longer included in the consolidation perimeter (Continuation)

Company Name	Year of Exit	% Share
Hospital Aranjuez	2012	20.00
Intercambiador Mairena	2012	30.00
Sigmalac	2012	33.34
Winterra—Inabensa Guardia Civil	2012	30.00
Winterra—Inabensa E.V. Meixoeiro	2012	30.00
Ute Selectiva Poniente	2012	50.00

Appendices
Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services

Kind of Agreement/Project	Activity	Country	Status (*)	% Share	Years of Agreement	Offtaker	Financial/ Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
Electricity Transmission:
ATE IV	Transmission	Brasil	(O)	100	2010-2037	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	75,480	(8,761)	5,887	1,737
ATE V	Transmission	Brasil	(O)	100	2009-2036	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	56,607	(7,334)	5,017	1,417
ATE VI	Transmission	Brasil	(O)	100	2009-2036	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	60,173	(8,505)	5,598	2,226
ATE VII	Transmission	Brasil	(O)	100	2009-2036	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	37,392	(5,631)	3,682	1,416
ATE VIII	Transmission	Brasil	(O)	50	2013-2014	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	14,407	(328)	—	—
ATE XVI	Transmission	Brasil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	171,529	—	—	—
ATE XVII	Transmission	Brasil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptlons	30-year Agreement with Aneel	37,859	—	—	—
ATE XVIII	Transmission	Brasil	(c)	100	2013-2043	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	49,517	—	—	—
ATE XIX	Transmission	Brasil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	32,461	—	—	—
ATE XX	Transmission	Brasil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	39,570	—	—	—
ATE XXI	Transmission	Brasil	(C)	100	2013-2043	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptons	30-year Agreement with Aneel	75,602	—	—	—

Appendices
Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services (Continuation)

Kind of Agreement/Project	Activity	Country	Status (*)	% Share	Years of Agreement	Offtaker	Financial/ Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
ATE XXII	Transmission	Brasil	(C)	100	2014-2044	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	24,227	—	—	—
ATE XXIII	Transmission	Brasil	(C)	100	2014-2044	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	8,915	—	—	—
ATE XXIV	Transmission	Brasil	(C)	100	2014-2044	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed price indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	8,497	—	—	—
Manaus	Transmission	Brasil	(O)	50.5	2011-2038	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed priœ indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	703,499	(30,287)	49,669	19,945
Norte Brasil	Transmission	Brasil	(O)	51	2012-2039	Agencia Nacional de Energia Eléctrica (Aneel)	(I)	Fixed priœ indexed by consumer price index and reviewed every 5 years for macroeconomic assumptions	30-year Agreement with Aneel	973,145	(6,264)	15,731	5,979
ATN 1	Transmission	Peru	(O)	100	2013-2043	Administradora Chungar	(F)	Fixed price with annual review by US Finished Goods Less Food and Energy Inflation Index	30-year Agreement with the client	57	—	1,042	(101)

Appendices
Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services (Continuation)

Kind of Agreement/Project	Activity	Country	Status (*)	% Share	Years of Agreement	Offtaker	Financial/ Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
Electricity Sales:
Solar Power Plant One	Solar	Argelia	(O)	66	2011-2035	Sonatrach	(I)	Fixed price per MWh, update monthly by inflation and exchange rate dinar/euro	25 year service contract for the sale of electricity to Sonatrach	299,284	(46,211)	43,119	18,805

Appendices

Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services (Continuation)

Kind of Agreement/Project	Activity	Country	Status(*)	% Share	Years of Agreement	Offtaker	Financial / Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
Solnova Electricidad, S.A.	Solar	Spain	(O)	100	2010-2040	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	278,550	(40,275)	30,451	14,612
Solnova Electricidad Tres, S.A.	Solar	Spain	(O)	100	2010-2040	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	260,717	(36,378)	29,405	13,622
Solnova Electricidad Cuatro, S.A.	Solar	Spain	(O)	100	2010-2040	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	243,288	(32,788)	30,080	1,462
Helioenergy Electricidad Uno, S.A.	Solar	Spain	(O)	50	2011-2041	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	135,246	(13,618)	14,400	6,633
Helioenergy Electricidad Dos, S.A.	Solar	Spain	(O)	50	2012-2042	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	135,053	(12,028)	14,406	6,607

Appendices

Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services (Continuation)

Kind of Agreement/Project	Activity	Country	Status(*)	% Share	Years of Agreement	Offtaker	Financial / Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
Solaben Electricidad Uno, S.A.	Solar	Spain	(O)	100	2013-2043	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	263,286	(10,024)	30,524	14,501
Solaben Electricidad Seis, S.A.	Solar	Spain	(O)	100	2013-2043	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	260,085	(9,894)	30,477	14,610
Helios I Hyperion Investments, S.L.	Solar	Spain	(O)	100	2012-2042	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	268,224	(48,079)	29,297	12,557
Helios II Hyperion Investments, S.L.	Solar	Spain	(O)	100	2012-2042	Kingdom of Spain	(I)	Regulated revenue base	Regulated revenue established by different laws and rulings in Spain	260,958	(41,666)	29,311	12,689
Kaxu Solar One (Pty) Ltd.	Solar	South Africa	(C)	51	2015-2035	The Department of Energy of South Africa (Offtaker Eskom Holding Soc Limited)	(I)	Fixed price in Rands / kWh indexed to annual inflation	20 year Implementation Agreement with Department of Energy and 20 year Power Purchase Agreement with Eskom Holding Soc Limited	248,604	(1)	—	–156
Khi Solar One (Pty) Ltd.	Solar	South Africa	(C)	51	2014-2034	The Department of Energy of South Africa (Offtaker Eskom Holding Soc Limited)	(I)	Fixed price in Rands / kWh indexed to annual inflation	20 year Implementation Agreement with Department of Energy and 20 year Power Purchase Agreement with Eskom Holding Soc Limited	122,265	—	—	–45
Xina Solar One (Pty) Ltd.	Solar	South Africa	(C)	40	2017-2037	The Department of Energy of South Africa (Offtaker Eskom Holding Soc Limited)	(I)	Fixed price in Rands / kWh indexed to annual inflation	20 year Implementation Agreement with Department of Energy and 20 year Power Purchase Agreement with Eskom Holding Soc Limited	32,799	—	—	336

Appendices

Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services (Continuation)

Kind of Agreement/Project	Activity	Country	Status(*)	% Share	Years of Agreement	Offtaker	Financial / Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
Infraestructure Mant.:
Hospital Costa del Sol	Construction	Spain	(O)	50	2011-2048	Andalucía Government	(I)/(F)	Fixed price with annual increases based on inflation and Variable rate base on level of services	40-year Concession Agreement with an option to extend for an aditional 20-year period.	10,770	(892)	175	(255)
Hospital del Tajo	Construction	Spain	(O)	20	2007-2035	Madrid Government	(F)	Fixed price in fils subject to indexation and adjustment for exchange rate fluctuation	30-year Concession Agreement	944	—	—	—
Inapreu	Construction	Spain	(O)	50	2008-2024	Catalunya Government	(F)	Fixed price with annual adjustment of 2,5%	16-year Concession Agreement	3,118	—	654	(101)
Concesionaria del Acueducto del Zapotillo, S.A. de C.V.	Construction	Mexico	(C)	100	2013-2038	Mexico Government (Comisión Nacional del Agua)	(F)	CPS with fixed price and adjustment for rate fluctuation y Variable rate	25-year Concession Agreement with Conagua	203,302	—	—	—
Concecutex	Construction	Mexico	(O)	50	2012-2031	Instituto Mexiquense de Cultura (IMC)	(F)	CPS with fixed price and adjustment for rate fluctuation	15-year Concession Agreement with IMC	26,167	—	2,464	31
Zona Norte Engenharia, Manutençao e Gestao De Servicios S.A. Spe.	Construction	Brasil	(C)/(O)	60	2013-2033	Susam	(I)/(F)	Fixed price, subject to indexation and annual adjustment by IPCA, IGPM eIAC	20-year Concession Agreement with Susam	128,454	(776)	12,889	4,567
Desalt water sales:
IDAM Cartagena	Desalation	Spain	(O)	38	2006-2020	Ministry of Enviroment	(F)	Fixed price to compensate construct ion services and fixed price per m3 produced with indexation mechanism	15-year Concession Agreement with Spanish Government	43	(25)	1,274	476
Chennai Water	Desalation	India	(O)	25	2010-2034	Chennai Metropolitan Wate Supply & Sewerage Board	(I)	Fixed price per m3 available of the plant and fixed price per m3 produced, with indexation mechanism	25-year Concession Agreement from Commercial Operation Date	64,849	(8,863)	22,241	5,163

Appendices

Appendix VII

Projects subject to the application of IFRIC 12 interpretation based on the concession of services (Continuation)

Kind of Agreement/Project	Activity	Country	Status(*)	% Share	Years of Agreement	Offtaker	Financial / Intangible	Arrangement Terms	Description of the Arrangement	Assets/ Investment	Amort. Acum.	Revenues ordinary operating activ.	Operating Income
Shariket Tenes	Desalation	Algeria	(C)	51	2015-2039	Algerian Energy Company SPA and Algerienne Des Eaux	(I)	Fixed price per m3 available of the plant and fixed price per m3 produced, with indexation mechanism	25-year Concession Agreement from Commercial Operation Date with state-owned companies	169,621	(97)	431	225
Desalination Developments Ghana	Desalation	Ghana	(C)	56	2015-2030	Ghana Water Company Limited	(I)	Fixed price per m3 available of the plant and fixed price per m3 produced, with indexation mechanism	25-year Concession Agreement from Commercial Operation Date	90,407	(64)	—	(439)
Agadir	Desalation	Morocco	(C)	51	2017-2032	Office National de l'Eau Potable et de l'Electricité	(I)	Fixed price per m3 available of the plant and fixed price per m3 produced, with indexation mechanism	20-year Concession Agreement from Commercial Operation Date with ONEE state-owned company	1,290	(1)	—	(22)

(*)    Operation (O); Construction (C)

Appendices

Appendix VIII

Companies not connected with the group but which hold shares equal to or above 10% of the capital of a subsidiary included in the consolidation

Company Shareholding	Partner	% Share
Abeima Teyma Barka LLC.	Sultan Said Abdullah Al Kindi	30.00
Abengoa Bioenergy France, S.A.	Oceol	25.21
Abengoa Bioenergy Meramec Holding, Inc.	Cofides	49.00
Abengoa Yield Plc.	Nasdaq	35.73
Aboadze Desalination Developments, Limited	Hydrocol Infrastructure	10.00
Advanced Feedstocks of Kansas, LLC	Pacific Ag Solutions, LLC	49.00
Aguas de Skikda, S.P.A.	Algerian Energy Company	49.00
Arao Enerxías Eólica, S.L.	Mustallar Enerxías, S.L.	30.00
ASO Holdings Company, LLC	Liberty	(**	)
ATE XI, Manaus Transmissora de Energía	Chesf/Eletronorte	49.50
ATE XIII, Norte Brasil Transmissora de Energía S.A	Centrais Elétricas do Norte S.A/ Eletrosul Centrais Elétricas S.A	49.00
ATN 2, S.A.	Sigma, Fondo de Inversión	60.00
Befesa Desalination Developments Ghana Limited	Daye Water Investment Ghana Bv.	44.00
Cedisolar, S.A.	Compañía Española de Industrias Electroquímicas, S.A. (CEDIE)	42.50
Centinela Power Plant S.A.P.I. de C.V.	Ingeniería Mecánica y Calidad S.A. de C.V.	10.00
Construtora Integração, Ltda.	Centrais Elétricas Norte Brasil S.A/Eletrosul Centrais Elátricas S.A	49.00
Copero Solar Huerta Uno, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Dos, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Tres, S.A	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cuatro, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Cinco, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Seis, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Siete, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Ocho, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Nueve, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Copero Solar Huerta Diez, S.A.	Empresa Metropolitana de Abastecimiento de aguas de Sevilla	50.00
Dalian Xizhong Island Desalination Co., Ltd	Hitachi Plant Technologies/Dalian Changxong Island Administration	49.00
Fotovoltaica Solar Sevilla, S.A.	IDAE	20.00
Geida Skikda, S.L.	Sadyt	33.00
Inabensa, LLC	Sultan Said Abdullah Al Kindi	30.00
Iniciativas Hidroeléctricas, S.A.	Suma de Energias/LPV	50.00
Instalaciones Inabensa Contracting, LLC	Saeed Al Badi	51.00
Kaxu CSP South Africa (Pty) Limited	Industrial Development Corporation (IDC)	49.00
Khi CSP South Africa (Pty) Limited	Industrial Development Corporation	49.00
Linha Verde Transmisora de Energia, S.A	Centrais Elétricas Norte Brasil S.A	49.00
Manaus Constructora, Ltda.	Centrais Elétricas Norte Brasil S.A/Chesf	49.50
Norventus Atlántico, S.L.	Mustallar Enerxias	30.00
Procesos Ecológicos, S.A.	Global Plasma Envioroment	50.00
Rioglass Solar Holding, S.A	Rioglass Laminar	50.00
Sao Mateus Transmissora de Energía, Ltda.	Cofides	24.00
Sistemas de Desarrollo Sustentables S.A. De C.V.	Cofides	35.00
Société d'Eau Déssalée d'Agadir (SEDA)	InfraMaroc, S.A.	49.06
Solaben Electricidad Dos, S.A.	I-Solar Investment	30.00
Solaben Electricidad Tres, S.A.	I-Solar Investment	30.00
Solacor Electricidad Uno, S.A.	JGC Corporation	26.00
Solacor Electricidad Dos, S.A.	JGC Corporation	26.00
Solar Power Plant One	New Energy Algeria (NEAL)/SVH (Sonatrach)/Cofides	49.00
Tenes Lylmyah	Algerian Energy Company (AEC)	49.00
Transportadora Mar del Plata S.A.	Tel 3 S.A.	30.00
Unidad Punta de Rieles, S.A.	Goddard Catering Group Uruguay S.A.	15.00
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Sh Engenharia/Magi Clean	40.00

(**)
Abengoa 100% class B (control), Liberty 100% class A.

Appendices

Appendix IX

Companies with projects financed through project debt in 2014

Project	Activity	Country	Status (*)		% Abengoa
Concession-type Infrastructure
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Cogeneration	Mexico	(O	)	64.27
Abengoa Solar Chile, S.A.	Solar energy generation	Chile	(C	)	100.00
Abengoa Transmisión Norte, S.A.	Transmission	Peru	(O	)	64.27
Abengoa Transmisión Sur, S.A.	Transmission	Peru	(O	)	64.27
Abengoa Vista Ridge, LLC.	Desalination	Morocco	(C	)	100.00
Abent 3T, S.A.P.I. de C.V.	Cogeneration	Mexico	(C	)	100.00
ACC 4T, S.A.P.I. de C.V.	Cogeneration	Mexico	(C	)	100.00
Aguas de Skikda, S.P.A.	Desalination	Argelia	(O	)	34.17
Arizona Solar One, LLC	Solar energy generation	USA	(O	)	64.27
ATE VI Campos Novos Transmissora de Energía ,S.A	Transmission	Brazil	(O	)	100.00
ATE VII Foz do Iguacú Transmissora de Energía, S.A.	Transmission	Brazil	(O	)	100.00
ATE VIII Transmissora de Energía, S.A.	Transmission	Brazil	(O	)	50.00
ATE X Abengoa Brasil Administraçao Predial Ltda	Infraestructure	Brazil	(O	)	100.00
ATE XI, Manaus Transmissora de Energía	Transmission	Brazil	(O	)	50.50
ATE XIII, Norte Brasil Transmissora de Energía S.A.	Transmission	Brazil	(O	)	51.00
ATE XVI Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XVII Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XVIII Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XIX Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XX Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XXI Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XXII Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XXIII Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATE XXIV Transmissora de Energia S.A.	Transmission	Brazil	(C	)	100.00
ATN 1, S.A.	Transmission	Peru	(C	)	99.90
ATN 2, S.A.	Transmission	Chile	(O	)	39.96
ATN 3, S.A.	Transmission	Peru	(C	)	99.90
Befesa Desalination Developments Ghana Limited	Desalination	Ghana	(C	)	56.00
Cadonal, S.A.	Wind energy generation	Uruguay	(C	)	64.27
Casaquemada Fotovoltaica, S.L.	Solar energy generation	Spain	(O	)	100.00
Centro Industrial y Logístico Torrecuellar, S.A.	Infraestructure	Spain	(O	)	100.00
Centro Tecnológico Palmas Altas, S.A.	Infraestructure	Spain	(O	)	100.00
Chennai Water Desalination Limited	Desalination	India	(O	)	20.00
CSP Atacama Dos, S.A	Solar energy generation	Chile	(C	)	100.00
Concecutex, S.A. de C.V.	Infraestructure	Mexico	(O	)	50.00
Concesionaria Costa del Sol S.A.	Infraestructure	Spain	(O	)	50.00
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Infraestructure	Mexico	(C	)	100.00
Concesionaria Hospital del Tajo, S.A.	Infraestructure	Spain	(O	)	20.00
Copero Solar Huerta Uno, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Dos, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Tres, S.A	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Cuatro, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Cinco, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Seis, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Siete, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Ocho, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Nueve, S.A.	Solar energy generation	Spain	(O	)	50.00
Copero Solar Huerta Diez, S.A.	Solar energy generation	Spain	(O	)	50.00
Enernova Ayamonte S.A.	Cogeneration	Spain	(O	)	91.00
Helioenergy Electricidad Uno, S.A.	Solar energy generation	Spain	(O	)	50.00
Helioenergy Electricidad Dos, S.A.	Solar energy generation	Spain	(O	)	50.00
Helios I Hyperion Energy Investments, S.L.	Solar energy generation	Spain	(O	)	100.00
Helios II Hyperion Energy Investments, S.L.	Solar energy generation	Spain	(O	)	100.00
Inapreu, S.A.	Infraestructure	Spain	(O	)	50.00

Appendices

Appendix IX

Companies with projects financed through project debt in 2014 (Continuation)

Project	Activity	Country	Status (*)		% Abengoa
Iniciativas Hidroeléctricas, S.A.	Wind energy generation	Spain	(O	)	51.00
Kaxu Solar One (Pty) Ltd.	Solar energy generation	South Africa	(C	)	51.00
Khi Solar One (Pty) Ltd.	Solar energy generation	South Africa	(C	)	51.00
Las Cabezas Fotovoltaica, S.L.	Solar energy generation	Spain	(O	)	100.00
Ledincor, S.A.	Infraestructure	Uruguay	(O	)	49.00
Lidelir, S.A.	Infraestructure	Uruguay	(O	)	49.00
Linares Fotovoltaica, S.L.	Solar energy generation	Spain	(O	)	100.00
Linha Verde Transmisora de Energia, S.A	Transmission	Brazil	(C	)	51.00
Londrina Transmissora De Energía, S.A.	Transmission	Brazil	(O	)	100.00
Mojave Solar, LLC.	Solar energy generation	USA	(O	)	64.27
Myah Bahr Honaine, S.P.A.	Desalination	Argelia	(O	)	25.50
Palmatir, S.A.	Wind energy generation	Uruguay	(O	)	64.27
Palmucho, S.A.	Transmission	Chile	(O	)	64.27
PV Atacama Uno, S.A.	Solar energy generation	Chile	(C	)	100.00
Sanlúcar Solar, S.A.	Solar energy generation	Spain	(O	)	64.27
Sao Mateus Transmissora de Energía, Ltda.	Transmission	Brazil	(O	)	76.00
Société d'Eau Déssalée d'Agadir (SEDA)	Desalination	Morocco	(C	)	50.94
Solaben Electricidad Uno, S.A.	Solar energy generation	Spain	(O	)	100.00
Solaben Electricidad Dos, S.A.	Solar energy generation	Spain	(O	)	70.00
Solaben Electricidad Tres, S.A.	Solar energy generation	Spain	(O	)	70.00
Solaben Electricidad Seis, S.A.	Solar energy generation	Spain	(O	)	100.00
Solacor Electricidad Uno, S.A.	Solar energy generation	Spain	(O	)	74.00
Solacor Electricidad Dos, S.A.	Solar energy generation	Spain	(O	)	74.00
Solar Power Plant One	Combined cycle generation	Argelia	(O	)	51.00
Solar Processes, S.A.	Solar energy generation	Spain	(O	)	64.27
Solnova Electricidad, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Electricidad Tres, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Electricidad Cuatro, S.A.	Solar energy generation	Spain	(O	)	100.00
Solnova Solar Inversiones, S.A	Solar energy generation	Spain	(O	)	100.00
Tenes Lylmyah	Desalination	Argelia	(C	)	51.00
Teyma Forestal, S.A.	Infraestructure	Uruguay	(O	)	100.00
Transmisora Baquedano, S.A.	Transmission	Chile	(O	)	64.27
Transmisora Mejillones, S.A.	Transmission	Chile	(O	)	64.27
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Infraestructure	Brazil	(C	)	60.00
Industrial Production
Abengoa Bioenergía Agroindustria, Ltda.	Ethanol	Brazil	(O	)	98.05
Abengoa Bioenergy Biomass of Kansas, LLC.	Ethanol	USA	(O	)	98.05
Abengoa Bioenergy France, S.A.	Ethanol	France	(O	)	73.33
Abengoa Bioenergy Maple, LLC.	Ethanol	USA	(O	)	98.05
Abengoa Bioenergy of Illinois, LLC	Ethanol	USA	(O	)	98.05
Abengoa Bioenergy of Indiana, LLC	Ethanol	USA	(O	)	98.05

(*)
Operative (O), Construction (C)..

Appendices

Appendix X

Companies with Electricity Operations included in the 2014 Consolidation Perimeter

Company Name	Registered Address	Activity(*)	Comments
Abengoa Bioenergía Agroindustria, Ltda.	Sao Paulo (BR)	3	Operational
Abengoa Bioenergy Biomass of Kansas, LLC.	Kansas (US)	3	Operational
Abengoa Cogeneraçao de Energía II, S.A.	R. de Janeiro (BR)	9	Construction phase
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	3	Operational
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	6	Construction phase
Abengoa Solar Italia, S.R.L.	Rome (IT)	5	Construction phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	9	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	9	Operational
Abent 3T, S.A.P.I. de C.V.	Mexico City (MX)	3	Construction phase
ACC 4T, S.A.P.I. de C.V.	Mexico City (MX)	3	Construction phase
Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	1	Operational
Arao Enerxías Eólica, S.L.	A Coruña (ES)	2	Construction phase
Arizona Solar One, LLC	Colorado (US)	6	Operational
ASI Operations LLC	Delaware (US)	6	Operational
ATE VI Campos Novos Transmissora de Energía, S.A	R. de Janeiro (BR)	9	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	9	Operational
ATE VIII Transmissora de Energía, S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	9	Operational
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	9	Operational
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	9	Construction phase
ATE XXIV Transmissora de Energia, S.A.	Rio de Janeiro (BR)	9	Construction phase
ATE XXVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	9	Construction phase
ATE XXVII Transmissora de Energia, S.A.	Rio de Janeiro (BR)	9	Construction phase
ATN 1, S.A.	Lima (PE)	9	Operational
ATN 2, S.A.	Lima (PE)	9	Construction phase
ATN 3, S.A.	Lima (PE)	9	Construction phase
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	3	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	3	Operational
Cadonal, S.A.	Montevideo (UY)	2	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 5, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 6, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 7, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 8, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 15, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	5	Operational

Appendices

Appendix X

Companies with Electricity Operations included in the 2014 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Captasol Fotovoltaica 17, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 20, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 21, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 22, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 23, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 24, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 25, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 26, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 27, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 28, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 29, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 30, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 31, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 32, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 33, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 34, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 35, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 36, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 37, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 38, S.L.	Seville (ES)	5	Operational
Captasol Fotovoltaica 52 S.L.	Seville (ES)	5	Construction phase
Cogeneración Motril, S.A.	Seville (ES)	1	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	1	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Tres, S.A	Seville (ES)	5	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Nueve, S.A.	Seville (ES)	5	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	5	Operational
CSP Atacama Dos, S.A	Santiago de Chile (CL)	6	Construction phase
Cycon Solar, LTD	Nicosia (CY)	6	Construction phase
Ecocarburantes Españoles, S.A.	Murcia (ES)	3	Operational
Enernova Ayamonte S.A.	Huelva (ES)	3	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	5	Operational
Helioenergy Electricidad Uno, S.A.	Seville (ES)	6	Operational
Helioenergy Electricidad Dos, S.A.	Seville (ES)	6	Operational
Helioenergy Electricidad Tres, S.A.	Seville (ES)	6	Construction phase
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	6	Construction phase
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	6	Construction phase
Helioenergy Electricidad Once, S.A.	Seville (ES)	6	Construction phase
Helioenergy Electricidad Trece, S.A.	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	6	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	6	Construction phase
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	6	Operational

Appendices

Appendix X

Companies with Electricity Operations included in the 2014 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	6	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	5	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	7	Operational
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	7	Operational
Insolation Sic 6, S.R.L	Rome (IT)	5	Construction phase
Insolation Sic 9, S.R.L	Rome (IT)	5	Construction phase
Insolation 17, S.R.L	Rome (IT)	5	Construction phase
Insolation 18, S.R.L	Rome (IT)	5	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	5	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	5	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	5	Construction phase
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	6	Construction phase
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	6	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	5	Operational
Linha Verde Transmisora de Energia, S.A	Brasilia (BR)	9	Construction phase
Londrina Transmissora De Energía, S.A.	R. de Janeiro (BR)	9	Operational
Marismas PV A1, S.L.	Seville (ES)	5	Operational
Marismas PV A2, S.L.	Seville (ES)	5	Operational
Marismas PV A3, S.L.	Seville (ES)	5	Operational
Marismas PV A4, S.L.	Seville (ES)	5	Operational
Marismas PV A5, S.L.	Seville (ES)	5	Operational
Marismas PV A6, S.L.	Seville (ES)	5	Operational
Marismas PV A7, S.L.	Seville (ES)	5	Operational
Marismas PV A8, S.L.	Seville (ES)	5	Operational
Marismas PV A9, S.L.	Seville (ES)	5	Operational
Marismas PV A10, S.L.	Seville (ES)	5	Operational
Marismas PV A11, S.L.	Seville (ES)	5	Operational
Marismas PV A12, S.L.	Seville (ES)	5	Operational
Marismas PV A13, S.L.	Seville (ES)	5	Operational
Marismas PV A14, S.L.	Seville (ES)	5	Operational
Marismas PV A15, S.L.	Seville (ES)	5	Operational
Marismas PV A16, S.L.	Seville (ES)	5	Operational
Marismas PV A17, S.L.	Seville (ES)	5	Operational
Marismas PV A18, S.L.	Seville (ES)	5	Operational
Marismas PV B1, S.L.	Seville (ES)	5	Operational
Marismas PV B2, S.L.	Seville (ES)	5	Operational
Marismas PV B3, S.L.	Seville (ES)	5	Operational
Marismas PV B4, S.L.	Seville (ES)	5	Operational
Marismas PV B5, S.L.	Seville (ES)	5	Operational
Marismas PV B6, S.L.	Seville (ES)	5	Operational
Marismas PV B7, S.L.	Seville (ES)	5	Operational
Marismas PV B8, S.L.	Seville (ES)	5	Operational
Marismas PV B9, S.L.	Seville (ES)	5	Operational
Marismas PV B10, S.L.	Seville (ES)	5	Operational
Marismas PV B12, S.L.	Seville (ES)	5	Operational
Marismas PV B13, S.L.	Seville (ES)	5	Operational
Marismas PV B14, S.L.	Seville (ES)	5	Operational
Marismas PV B15, S.L.	Seville (ES)	5	Operational
Marismas PV B16, S.L.	Seville (ES)	5	Operational
Marismas PV B17, S.L.	Seville (ES)	5	Operational
Marismas PV B18, S.L.	Seville (ES)	5	Operational
Marismas PV C1, S.L.	Seville (ES)	5	Operational

Appendices

Appendix X

Companies with Electricity Operations included in the 2014 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Marismas PV C2, S.L.	Seville (ES)	5	Operational
Marismas PV C3, S.L.	Seville (ES)	5	Operational
Marismas PV C4, S.L.	Seville (ES)	5	Operational
Marismas PV C5, S.L.	Seville (ES)	5	Operational
Marismas PV C6, S.L.	Seville (ES)	5	Operational
Marismas PV C7, S.L.	Seville (ES)	5	Operational
Marismas PV C8, S.L.	Seville (ES)	5	Operational
Marismas PV C9, S.L.	Seville (ES)	5	Operational
Marismas PV C10, S.L.	Seville (ES)	5	Operational
Marismas PV C11, S.L.	Seville (ES)	5	Operational
Marismas PV C12, S.L.	Seville (ES)	5	Operational
Marismas PV C13, S.L.	Seville (ES)	5	Operational
Marismas PV C14, S.L.	Seville (ES)	5	Operational
Marismas PV C15, S.L.	Seville (ES)	5	Operational
Marismas PV C16, S.L.	Seville (ES)	5	Operational
Marismas PV C17, S.L.	Seville (ES)	5	Operational
Marismas PV C18, S.L.	Seville (ES)	5	Operational
Marismas PV E1, S.L.	Seville (ES)	5	Operational
Marismas PV E2, S.L.	Seville (ES)	5	Operational
Marismas PV E3, S.L.	Seville (ES)	5	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	6	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	6	Construction phase
Mojave Solar LLC	Colorado (US)	6	Operational
Negev Energy—Ashalim Thermo-Solar, Ltd.	Tel Aviv (IL)	6	Construction phase
Norventus Atlántico, S.L.	A Coruña (ES)	2	Construction phase
Palmatir, S.A.	Montevideo (UY)	2	Operational
Palmucho, S.A.	Santiago de Chile (CL)	9	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	3	Operational
Puerto Real Cogeneración, S.A.	Seville (ES)	3	Operational
PV Atacama Uno, S.A.	Santiago de Chile (CL)	5	Construction phase
PV Atacama Dos, S.A	Santiago de Chile (CL)	5	Construction phase
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	6	Construction phase
Sanlúcar Solar, S.A.	Seville (ES)	6	Operational
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	9	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	6	Operational
Solaben Electricidad Uno, S.A.	Caceres (ES)	6	Construction phase
Solaben Electricidad Dos, S.A.	Caceres (ES)	6	Operational
Solaben Electricidad Tres, S.A.	Caceres (ES)	6	Operational
Solaben Electricidad Seis, S.A.	Badajoz (ES)	6	Construction phase
Solaben Electricidad Diez, S.A.	Caceres (ES)	6	Construction phase
Solacor Electricidad Uno, S.A.	Seville (ES)	6	Operational
Solacor Electricidad Dos, S.A.	Seville (ES)	6	Operational
Solar de Receptores de Andalucía, S.A.	Seville (ES)	5	Operational
Solar Power Plant One	Argel (DZ)	5	Operational
Solar Processes, S.A.	Seville (ES)	6	Operational
Solargate Electricidad Tres, S.A.	Seville (ES)	6	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	6	Construction phase
Solargate Electricidad Cinco, S.A.	Seville (ES)	6	Construction phase
Solnova Electricidad, S.A.	Seville (ES)	6	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	6	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	6	Operational
Solnova Electricidad Cuatro, S.A.	Seville (ES)	6	Operational

Appendices

Appendix X

Companies with Electricity Operations included in the 2014 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Solnova Electricidad Cinco, S.A.	Seville (ES)	6	Construction phase
Solnova Electricidad Seis, S.A.	Seville (ES)	6	Construction phase
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	9	Operational
Transmisora Mejillones, S.A.	Santiago de Chile (CL)	9	Operational
Xina Solar One (Rf) (Pty), Ltd.	Gauteng (ZA)	6	Construction phase

(*)
Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997

(1)
Production under Special Regime: Cogeneration. Primary energy type: Fuel

(2)
Production under Special Regime: Wind. Primary energy type: Wind

(3)
Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas

(4)
Production under Special Regime: Cogeneration. Primary energy type: Natural gas

(5)
Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light

(6)
Production under Special Regime: Solar. Primary energy type: Solar light

(7)
Production under Special Regime: Hydraulic. Primary energy type: Water

(8)
Production under Special Regime: Other. Primary energy type: Industrial waste (used oils)

(9)
Transport

(10)
Electricity production: Based on hydrogen. Primary type of energy: Hydrogen

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.14

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (ES)	Sociedad Dominante
A3T Holdco España, S.A.	Seville (ES)	Abener Energía, S.A./ Negocios Industriales y Comerciales, S.A. (Nicsa)
Abeima Agua Internacional, S.L.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Abeinsa Asset Management, S.L.	Seville (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Business Development, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.
Abeinsa Engineering, S.L.	Seville (ES)	Abener Energía, S.A.
Abeinsa EPC, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A
Abeinsa Inversiones Latam, S.L.	Seville (ES)	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abeinsa Operation and Maintenance, S.A.	Seville (ES)	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.
Abeinsa, Ingeniería y Construcción Industrial, S.A.	Seville (ES)	Abengoa, S.A./Siema
Abencor Suministros S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia, S.L.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (ES)	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.
Abengoa Bioenergía Biodiesel, S.A.	Seville (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía, S.A.	Seville (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Biotechnology Research, S.A.	Seville (ES)	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.
Abengoa Concessions, S.L.	Seville (ES)	Abengoa, S.A./Siema
Abengoa Energy Crops, S.A.	Seville (ES)	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)
Abengoa Finance, S.A.	Seville (ES)	Abengoa, S.A.
Abengoa Greenbridge, S.A.U.	Seville (ES)	Abengoa, S.A.
Abengoa Greenfield S.A.U.	Seville (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa SeaPower, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Extremadura, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (ES)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar New Technologies, S.A.	Seville (ES)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Abengoa Solar Research, S.A.	Seville (ES)	Abengoa Solar New Technologies, S.A./ Abengoa Research, S.L.
Abengoa Solar Ventures S.A	Seville (ES)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Abengoa Solar, S.A.	Seville (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Water Agadir, S.L.U.	Seville (ES)	Abengoa Water, S.L.
Abengoa Water Dalian, S.L.U.	Seville (ES)	Abengoa Water, S.L.
Abengoa Water Internacional, S.L.U.	Seville (ES)	Abengoa Water, S.L.
Abengoa Water Nungua, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.14 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa Water Taiwan, S.L.U.	Seville (ES)	Abengoa Water, S.L.
Abengoa Water, S.L.	Seville (ES)	Abengoa, S.A./ Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)
Abentel Telecomunicaciones, S.A.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Seville (ES)	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Abengoa Water Takoradi, S.L.U.	Seville (ES)	Abengoa Water, S.L.
Befesa Agua Tenes S.L.	Seville (ES)	Abengoa Water S.L.
Befesa CTA Qingdao, S.L.U	Madrid (ES)	Abengoa Water, S.L.
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Captación Solar, S.A.	Seville (ES)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 4, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 52 S.L.	Seville (ES)	Abengoa Solar, S.A./ Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.14 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Ecoagricola, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.
Ecocarburantes Españoles, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A.
Europea de Construcciones Metálicas, S.A. (Eucomsa)	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L
Helioenergy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Hypesol Energy Holding , S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Japan PV Ventures, S.A.	Seville (ES)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar, S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.14 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
NEA Solar O&M, S.A.	Seville (ES)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
NEA Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
Negocios Industriales y Comerciales, S.A. (Nicsa)	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Power & Railway Solutions, S.L.	Seville (ES)	Instalaciones Inabensa, S.A.
Puerto Real Cogeneración, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Siema Investment, S.L.U.	Madrid (ES)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema AG
Simosa I.T., S.A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Servicios Integrales de Mantenimiento y Operación, S.A. (Simosa)	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Sociedad Inversora en Energía y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Ocho, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies,S.A.

Appendices

Appendix XI

Companies taxed under the Special Regime for Company Groups at 12.31.14 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Solaben Electricidad Diez, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Yield Plc./ Abengoa Concessions Infrastructure, S.L.
Solargate Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A /Instalaciones Inabensa, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Seis, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Solar Inversiones, S.A	Seville (ES)	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.
Solúcar Andalucía FV2, S.A	Seville (ES)	Abengoa Solar España, S.A./ Abengoa Solar New Technologies, S.A.
South Africa PV Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./ Abengoa Solar, S.A.
South Africa Solar Ventures, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A. (Zeroemissions)	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
AB Bioenergy France, S.A.	Montardon (FR)	108,353	74.79	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
AB Bioenergy Hannover GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía, S.A.	—	(6)	—
Abacus Management LLC	Phoenix (US)	—	100.00	Abeinsa, LLC	—	(1)	—
Abacus Project Management, Inc.	Phoenix (US)	3,376	100.00	Abeinsa Holding, Inc./Teyma Construction USA, LLC	—	(1)	B
Abeima, LLC.	Delaware (US)	1	100.00	Abeinsa Business Development, LLC	—	(1)	—
Abeima Agua Internacional, S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	—	(1)	—
Abeima India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abeima Teyma Barka LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeima Teyma Infraestructure Ghana Limited	Accra (GH)	37	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeima Teyma Zapotillo SRL de CV	Mexico City (MX)	—	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeinsa Abeima Teyma General Partnership	Phoenix (US)	—	100.00	Abeima USA LLC./Teyma Construction USA, LLC/Abeinsa EPC, LLC	(*)	(1)	—
Abeinsa Abener Teyma General Partnership	Phoenix (US)	4	100.00	Teyma Construction USA LLC./Abener Eng. Const. Serv., LLC/Abeinsa EPC Inc.	—	(1)	—
Abeinsa Asset Management, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa BD Asia Pacific Pte. Ltd.	Singapore (SG)	66	100.00	Abeinsa Business Development, S.A.	—	(1)	—
Abeinsa Brasil Projetos e Construcoes Ltda	R. de Janeiro (BR)	170	100.00	Abengoa Brasil, S.A./Inabensa Río Ltda.	—	(1)	—
Abeinsa Business Development Corp.	Toronto (CA)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development Private Limited	Bombay (IN)	3,261	100.00	Abeinsa Business Development, S.A. /Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development Representaçoes, Energía e Água, Ltda.	R. de Janeiro (BR)	1	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development, LLC	Chesterfield (US)	71,496	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Abeinsa Business Development, Ltd.	Seoul (KR)	75	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development, Pty. Ltd.	Sydney (AU)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Development, S.A.	Seville (ES)	501,735	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Business Development, S.A.C.	Lima (PE)	—	100.00	Abeinsa Business Development, S.A./Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	—	(1)	D
Abeinsa Business Development, Spa.	Santiago de Chile (CL)	—	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Abeinsa Business Developmet México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Business Development, S.A./ Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa Engineering Private Limited	Mumbai (IN)	270	100.00	Abeinsa Engineering, S.L./ Abener Energía, S.A.	—	(1)	D
Abeinsa Engineering S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Engineering, S.L./Abeinsa Asset Management, S.L.	—	(1)	—
Abeinsa Engineering, Inc.	Phoenix (US)	37	100.00	Abeinsa Engineering, S.L.	—	(1)	—
Abeinsa Engineering, S.L.	Seville (ES)	5,539	100.00	Abener Energía, S.A.	—	(1)	—
Abeinsa EPC Kaxu Pty Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
Abeinsa EPC Khi Pty Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
Abeinsa EPC México, S.A de C.V	Mexico City (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	—	(1)	—
Abeinsa EPC, LLC.	Phoenix (US)	—	100.00	Abeinsa, LLC.	—	(1)	—
Abeinsa EPC, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	—	(1)	—
Abeinsa Holding, Inc.	Delaware (US)	10,018	100.00	Abengoa US Holding, LLC.	—	(1)	B
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A	—	(1)	—
Abeinsa Inversiones Latam, S.L.	Madrid (ES)	245,333	100.00	Asa Iberoamérica, S.L./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abeinsa Is Gelistirme Limited Sirketi	Ankara (TR)	5	100.00	Abeinsa Business Development, S.A.	—	(1)	B
Abeinsa Norte III, S.A. de C. V.	Mexico City (MX)	3	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Abener México, S.A. de C.V.	(*)	(1)	—
Abeinsa Operation and Maintenance, S.A.	Seville (ES)	15	100.00	Abeinsa Ing. y Const. Industrial, S.A./Negocios Industriales y de Construcción, S.A.	(*)	(1)	—
Abeinsa, Ing y Const. Ind., S.A.	Seville (ES)	90,642	100.00	Abengoa, S.A./Siema	—	(1)	—
Abeinsa, LLC	Delaware (US)	1	100.00	Abengoa US Operations, LLC	—	(1)	—
Abelec, S.A.	Santiago de Chile (CL)	2	99.99	Abengoa Chile, S.A.	—	(2)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abema Ltda	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abencor Brasil Ltda.	R. de Janeiro (BR)	—	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	—	(1)	—
Abencor México, S.A. de C.V	Mexico City (MX)	3	100.00	Abencor Suministros, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	—	(1)	—
Abencor South Africa Pty Ltd	Upington (ZA)	—	100.00	Abencor Suministros, S.A.	(*)	(1)	—
Abencor Suministros Chile, S.A.	Santiago de Chile (CL)	1	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	—	(1)	—
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Abencor USA LLC	Phoenix (US)	—	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Abener Argelia	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abener Energía, S.A.	Seville (ES)	454,523	100.00	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.	—	(1)	—
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	—	(1)	A
Abener Engineering and Construction Services, LLC	Chesterfield (US)	71,496	100.00	Abeinsa Business Development, LLC	—	(1)	—
Abener México, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Business Development México, S.A. de C.V.	—	(1)	—
Abener North America Construction Services, Inc.	Delaware (US)	—	100.00	Abener Engineering & Construction Services, LLC.	(*)	(1)	—
Abener North America Construction Services, L.P.	Chesterfield (US)	39	100.00	Abener Engineering & Const. Serv., LLC /Abener North America Construction Services, Inc.	—	(1)	—
Abener Teyma Hugoton General Partnership	Chesterfield (US)	7	100.00	Teyma Construction USA LLC/Abener Engineering and Construction Services, LLC.	—	(1)	B
Abener Teyma Mojave General Partnership	Chesterfield (US)	40	100.00	Teyma Construction USA, LLC/Abener North America Construction Services, L.P.	—	(1)	B
Abengoa Australia Pty. Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Abengoa Bioenergía Agroindustria Ltda	Sao Paulo (BR)	294,608	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	—	(6)	—
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	—	100.00	Abengoa Bioenergia Agroindústria Ltda.	—	(6)	—
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	15	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	—
Abengoa Bioenergía Brasil, S.A.	Sao Paulo (BR)	703,636	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergia, S.A.	—	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	307,836	100.00	ASA Bioenergy Holding, AG	—	(6)	—
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	743,069	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	—	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	—	(6)	B
Abengoa Bioenergía Outsourcing, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operation, LLC.	—	(6)	—
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Abengoa Bioenergía Santa Fe, Ltda.	Sao Paulo (BR)	370	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	—	(6)	—
Abengoa Bioenergia Trading Brasil Ltda	Sao Paulo (BR)	50	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda.	—	(6)	—
Abengoa Bioenergía, S.A.	Seville (ES)	147,093	98.05	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(6)	B
Abengoa Bioenergy Biomass Funding, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Technology Holding, LLC.	(*)	(6)	—
Abengoa Bioenergy Corporation, LLC	Chesterfield (US)	58,512	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	B
Abengoa Bioenergy Developments, LLC	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Engineering & Construction, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Funding	Chesterfield (US)	224,844	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	—	(6)	B
Abengoa Bioenergy Germany	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy Holdco, Inc.	Chesterfield (US)	779,882	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	—	(6)	—
Abengoa Bioenergy Hybrid of Kansas, LLC.	Chesterfield (US)	330,755	100.00	Abengoa Bioenergy Technology Holding, Inc.	—	(6)	—
Abengoa Bioenergy Investments , LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Maple, LLC	Chesterfield (US)	224,844	100.00	Abengoa Bioenergy Funding LLC.	—	(6)	B
Abengoa Bioenergy Meramec Renewable, Inc.	Chesterfield (US)	265,563	91.00	Abengoa Bioenergy Holdco, Inc.	—	(6)	B
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	494,710	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy New Technologies , LLC.	Chesterfield (US)	579	100.00	Abengoa Bioenergy Technology Holding, LLC.	—	(6)	B

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Bioenergy of Illinois, LLC	Chesterfield (US)	168,227	100.00	Abengoa Bioenergy Maple, LLC	—	(6)	—
Abengoa Bioenergy of Indiana, LLC	Chesterfield (US)	140,785	100.00	Abengoa Bioenergy Maple, LLC.	—	(6)	—
Abengoa Bioenergy of Kansas, LLC	Chesterfield (US)	176	100.00	Abengoa Bioenergy Operations,LLC	—	(6)	—
Abengoa Bioenergy Operations , LLC	Chesterfield (US)	102,497	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	B
Abengoa Bioenergy Renewable Power US,LLC	Chesterfield (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Technology Holding , LLC	Chesterfield (US)	330,754	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy Trading US, LLC	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy US Holding, LLC	Chesterfield (US)	393,262	100.00	Abengoa US, LLC	—	(6)	B
Abengoa Biotechnology Research, S.A.	Seville (ES)	60	100.00	Abengoa Bioenergía Nuevas Tecnologías, S.A./Abengoa Research, S.A.	(*)	(6)	—
Abengoa Chile, S.A.	Santiago de Chile (CL)	47,409	100.00	Asa Investment, AG/Teyma Abengoa, S.A.	—	(1)	—
Abengoa Cogeneración de Energía, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	139,528	60.00	Abener Energía, S.A./Abengoa México, S.A. de C.V.	—	(5)	—
Abengoa Colombia, S.A.S.	Bogota (CO)	208	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abengoa Concessions Investments Ltd.	Leeds (GB)	—	100.00	Abengoa Concessions, S.L.	(*)	(1)	—
Abengoa Concessions Investments, S.à.r.l.	Luxembourg (LU)	13	100.00	Abengoa Concessions, S.L.	(*)	(1)	—
Abengoa Concessions, S.L.	Seville (ES)	3	100.00	Abengoa, S.A./Siema	(*)	(1)	—
Abengoa Concessões Brasil Holding, S.A.	R. de Janeiro (BR)	847,514	100.00	Abengoa Brasil, S.A./ Sociedad Inversora de Líneas de Brasil, S.L.	—	(2)	—
Abengoa Construçao Brasil, Ltda.	R. de Janeiro (BR)	310,873	100.00	Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(1)	—
Abengoa Energy Crops Uruguay, S.A.	Buenos Aires (AR)	2	100.00	Teyma Renovables, S.A.	—	(1)	—
Abengoa Finance	Seville (ES)	60	100.00	Abengoa, S.A.	—	(1)	B
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	30	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	B
Abengoa Hidrógeno, S.A.	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	—	(7)	—
Abengoa México, S.A. de CV	Mexico City (MX)	147,448	97.65	Asa Investment, AG	—	(1)	—
Abengoa Perú, S.A.	Lima (PE)	126,286	99.90	Asa Investment, AG	—	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	—	(1)	A
Abengoa Research, S.L.	Seville (ES)	9,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(1)	D
Abengoa SeaPower, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abengoa Servicios Industriales, S.A. de C.V.	Mexico City (MX)	1,810	100.00	Abengoa México, S.A. de C.V./Asa Iberoamérica, S.L.	—	(5)	—
Abengoa Servicios S.A. De C.V.	Mexico City (MX)	158	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	—	(1)	—
Abengoa Solar Power Australia Pty Limited	Brisbane (AU)	217	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Abengoa Solar Brasil Desenvolvimientos Solares Ltda.	R. de Janeiro (BR)	962	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	(*)	(7)	—
Abengoa Solar Chile, S.A.	Santiago de Chile (CL)	—	100.00	Abengoa Solar Internacional S.A./Abengoa Chile, S.A.	(*)	(7)	—
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	—	(3)	—
Abengoa Solar España, S.A.	Seville (ES)	34,846	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(7)	B
Abengoa Solar Extremadura, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Abengoa Solar GmbH	Berlin (DE)	160	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Abengoa Solar India Private Limited	Maharashtra (IN)	1,121	100.00	Abengoa Solar China, S.A./Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar Industrial Systems, LLC	Colorado (US)	3,977	100.00	Abengoa Solar, LLC.	—	(7)	B
Abengoa Solar Internacional, S.A.	Seville (ES)	12,501	100.00	Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar Italia, S.R.L.	Rome (IT)	1,666	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	—	(7)	D
Abengoa Solar México S.A. de C.V.	Mexico City (MX)	46	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar España, S.A.	(*)	(7)	—
Abengoa Solar New Technologies, S.A.	Seville (ES)	3,986	100.00	Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar Operations LLC	Delaware (US)	1	100.00	Abengoa Solar, LLC.	—	(3)	—
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	888	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Abengoa Solar Power, S.A.	Seville (ES)	250	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	—
Abengoa Solar Research, S.A.	Seville (ES)	60	100.00	Abengoa Solar New Technologies, S.A./Abengoa Research, S.A.	(*)	(7)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital		Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00		South Africa Solar Investments, S.L.	—	(7)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	569,909	100.00		Abengoa US Holding, LLC.	—	(7)	—
Abengoa Solar Ventures S.A	Seville (ES)	26,660	100.00		Abengoa Solar, S.A.	—	(7)	B
Abengoa Solar, LLC.	New York (US)	385,228	100.00		Abengoa US Operations, LLC	—	(7)	B
Abengoa Solar, S.A.	Seville (ES)	12,060	100.00		Abengoa, S.A./Abengoa Solar España, S.A.	—	(7)	B
Abengoa SP Holdings, LLC	California (US)	22,845	100.00		Abengoa Solar, LLC.	(*)	(7)	—
Abengoa Transmisión Norte, S.A. (ATN)	Lima (PE)	174,756	100.00		Abengoa Perú, S.A./Asa Iberoamérica, S.L.	—	(2)	B
Abengoa Transmisión Sur, S.A. (ATS)	Lima (PE)	61,401	75.00		Asa Iberoamérica, S.L./Abengoa Perú, S.A.	—	(2)	B
Abengoa Transmission & Infrastructure, LLC	Delaware (US)	725	100.00		Abeinsa, LLC	—	(1)	—
Abengoa US Holding, LLC	Washington (US)	1,150,643	100.00		Abengoa Bioenergía, S.A./ Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	—	(1)	—
Abengoa US Operations, LLC	Washington (US)	998,350	100.00		Abengoa US, LLC	—	(1)	—
Abengoa US, LLC	Washington (US)	568,434	100.00		Abengoa Bioenergy Holdco, Inc./ Abengoa Solar US Holdings, Inc./ Abengoa Water Holding USA, Inc./ Abener Energia, S.A./ Abacus Project Management, Inc./ Abeinsa Holding, Inc.	—	(1)	—
Abengoa Water Agadir, S.L.	Seville (ES)	3	100.00		Abengoa Water, S.L.U.	(*)	(7)	—
Abengoa Water Beijing Co., Ltd	Beijing (CN)	3	100.00		Abengoa Water, S.L.U.	—	(4)	D
Abengoa Water Chile, Limitada	Santiago de Chile (CL)	—	100.00		Abengoa Water, S.L.U./Abengoa Water International, S.L.U.	(*)	(4)	—
Abengoa Water Dalian, S.L.U.	Seville (ES)	33	100.00		Abengoa Water, S.L.U.	—	(7)	—
Abengoa Water Holding USA, Inc.	Delaware (US)	5,072	100.00		Abengoa US Holding, LLC	—	(4)	—
Abengoa Water International, S.L.U.	Seville (ES)	3	100.00		Abengoa Water, S.L.U.	(*)	(7)	—
Abengoa Water Investments Ghana BV	Amsterdam (NL)	3,637	100.00		Abengoa Water Nungua, S.L.U.	—	(7)	—
Abengoa Water Nungua, S.L.U.	Seville (ES)	3,399	100.00		Abengoa Water, S.L.U.	—	(7)	—
Abengoa Water USA, LLC.	Texas (US)	2,102	100.00		Abengoa US Operations, LLC.	—	(7)	D
Abengoa Water, S.L.U.	Seville (ES)	10,860	100.00		Abengoa, S.A./Siema	—	(7)	B
Abengoa Yield Ltd.	Leeds (GB)	—	100.00		Abengoa Concessions Investments Ltd.	(*)	(1)	—
Abengoa Yield S.à.r.l.	Luxembourg (LU)	13	100.00		Abengoa Concessions Investments, S.à.r.l.	(*)	(1)	—
Abent 3T, S de RL de C.V.	Mexico City (MX)	3	100.00		Abengoa México, S.A. de C.V./ Abener Energía S.A.	—	(5)	—
Abenta Concessões Brasil	R. de Janeiro (BR)	3	95.84		Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenta Construçao Brasil Ltda	R. de Janeiro (BR)	10,785	100.00		Inabensa Rio, Ltda./Abengoa Brasil Ltda.	—	(1)	—
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00		Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abentey Gerenciamiento de Projectos de Engenharia e Construçao, Ltda.	Pirassununga (BR)	—	100.00		Abener Energía, S.A./Teyma Internacional,S.A.	—	(1)	—
Abratey Construção, Ltda.	R. de Janeiro (BR)	—	100.00		Abengoa Concessoes Brasil Holding S.A./Teyma Internacional	—	(1)	—
ACT Holdings, S.A. de C.V.	Mexico City (MX)	—	100.00		Abengoa México, S.A. de C.V./Servicios Auxiliares de Administración, S.A. de C.V.	(*)	(1)	—
Advanced Feedstocks of Kansas, LLC	Chesterfield (US)	37	51.00		Abengoa Bioenergy Trading US, LLC	(*)	(6)	—
Aguas de Skikda	Argel (DZ)	10,811	51.00		Geida Skikda, S.L.	—	(4)	D
Alantia, Ltd.	Tel Aviv (IL)	—	100.00		Rioglass Solar Holding, S.A.	(*)	(7)	—
Aleduca, S.L	Madrid (ES)	7,255	100.00		Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(7)	—
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	2,211	98.00		Abeinsa Asset Management, S.L.	—	(5)	C
Arao Enerxías Eólica, S.L	A Coruña (ES)	7	70.00		Instalaciones Inabensa, S.A.	—	(5)	—
Arizona Solar One, LLC	Colorado (US)	415,389	100.00		ASO Holdings Company, LLC	—	(3)	B
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98		Abengoa Bioenergía, S.A.	—	(6)	B
Asa Bioenergy of Nebraska, LLC.	Chesterfield (US)	38,518	100.00		Abengoa Bioenergy Operations, LLC	—	(6)	B
Asa Desulfuración, S.A.	Barakaldo (ES)	100,611	100.00		Siema Investment, S.L.U.	—	(5)	—
Asa E.& E.H., AG	Zug (SZ)	81	100.00		Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00		Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Asa Investment AG	Zug (SZ)	69,950	100.00		Abeinsa Inversiones Latam, S.L.	—	(1)	B
ASA Investment Brasil Ltda	R. de Janeiro (BR)	678	100.00		Befesa Brasil/Abengoa Brasil, S.A.	—	(1)	—
ASO Holdings Company, LLC	Colorado (US)	197,430	(**	)	Abengoa Solar US Holdings Inc.	—	(7)	B
ATE VI Campos Novos Transmissora de Energía, S.A	R. de Janeiro (BR)	41,056	100.00		Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	25,998	100.00		Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	—	100.00		Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
ATE X Abengoa Brasil Administraçao Predial Ltda	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(1)	—
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	181,441	50.50	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	—
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	141,285	51.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	—
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	57,776	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	11,401	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	31,646	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	14,483	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	—	(2)	—
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	19,721	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	88,282	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding, S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	56	100.00	Abengoa Transmisión Norte, S.A./Abengoa Perú, S.A.	—	(2)	B
ATN 2, S.A.	Santiago de Chile (CL)	7,318	40.00	Abengoa Transmisión Norte S.A./Abengoa Perú, S.A.	—	(2)	B
ATN 3, S.A.	Lima (PE)	3,672	100.00	Abengoa Perú, S.A./Abengoa Transmisión Norte, S.A.	(*)	(2)	—
Aurorex, S.A.	Buenos Aires (AR)	516	100.00	Teyma Renovables, S.A.	—	(1)	—
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Balofix S.A.	Buenos Aires (AR)	—	100.00	Teyma Renovables, S.A.	(*)	(1)	—
Befesa Agua Djerba, S.L.	Seville (ES)	13	100.00	Abengoa Water, S.L.U.	—	(7)	—
Befesa Agua Tenes S.L.	Madrid (ES)	16,143	100.00	Abengoa Water S.L.U.	—	(4)	—
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeima Agua Internacional, S.L.	—	(1)	—
Befesa Brasil	R. de Janeiro (BR)	1,304	100.00	Asa Investment, AG/Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	—	(5)	—
Befesa CTA Qingdao S.L.U	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.U.	—	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	4	56.000	Abengoa Water Investment Ghana BV	—	(4)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico City (MX)	6	100.00	Abengoa Servicios Industriales, S.A../Abengoa México, S.A. d e CV	—	(5)	—
Beijing Abeinsa Management Consulting Co., Ltd.	Beijing (CN)	175	100.00	Abeinsa Business Development, S.A.	(*)	(1)	—
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Cadonal, S.A.	Montevideo (UY)	75	100.00	Holding Energía Eólica, S.A	—	(5)	B
Captación Solar, S.A.	Seville (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	—	(1)	—
Captasol Fotovoltaica 1, S.L.	Seville (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	3)	—
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 20 S.L.	Seville (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 21 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 22 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 23 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 24 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 25 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 26 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 27 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 28 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 29 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 30 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 31 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 32 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 33 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 34 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 35 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 36 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 37 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 38 S.L.	Seville (ES)	—	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 52 S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A.	—	(3)	—
Carpio Solar Inversiones, S.A.	Seville (ES)	130,859	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(7)	B
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Cedisolar, S.A.	Ourense (ES)	4,992	57.50	Rioglass Solar Holding, S.A.	—	(3)	—
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Centro Morelos 264 S.A. de C.V	Mexico City (MX)	3	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	—	(1)	—
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Comemsa, Construcc Metalicas Mexicanas, S.A. De CV	Queretaro (MX)	20,167	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	—	(1)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	—	(4)	—
Construcciones y Depuraciones, S.A.	Seville (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Construtora Integração Ltda.	R. de Janeiro (BR)	—	51.00	Abengoa Brasil, S.A.	—	(1)	—
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Tres, S. A	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	—	(3)	B
Cogeneración Villaricos, S.A.	Seville (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	—	(5)	D
CSP Equity Investment S.a.r.l.	Luxembourg (LU)	342,318	100.00	Abengoa Solar España, S.A.	—	(7)	—
Cycon Solar, LTD	Nicosia (CY)	1	100.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Dalian Xizhong Island Desalination Co., Ltd	Dalian (CN)	—	51.00	Abengoa Water Dalian, S.L.U.	(*)	(4)	—
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico City (MX)	—	100.00	Abengoa México, S.A. de C.V. /Servicios Auxiliares de Administración, S.A. De C.V.	—	(1)	—
Ecija Solar Inversiones, S. A	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	—	(7)	B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	—	(6)	B
Ecocarburantes Españoles, S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Energoprojekt-Gliwice S.A.	Gliwice (PL)	9,895	100.00	Abener Energía, S.A.	—	(1)	D
Energy & Environmental Constructions, LLC	Delaware (US)	—	100.00	Abeinsa, LLC.	(*)	(1)	—
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	—	(5)	D
Enicar Chile, SA	Santiago de Chile (CL)	3	100.00	Abengoa Chile, S.A.	—	(2)	—
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	—	(1);(7)	—
Europa Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenv. Solares Ltda./Mallorca Desenvolvimentos Solares, Ltda.	(*)	(3)	—
Extremadura Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Equity Investments Sárl.	(*)	(7)	—
Faritel, S.A.	Montevideo (UY)	12	100.00	Teyma Forestal, S.A.	—	(1)	—
Financiera Soteland, S.A.	Montevideo (UY)	415	100.00	Asa Investment AG	—	(1)	—
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	—	(3)	B
Geida Skikda, S.L.	Madrid (ES)	7,577	67.00	Abengoa Water S.L.U.	—	(4)	—
GES Investment C.V.	Amsterdam (NL)	—	92.00	ASA Investment AG	—	(1)	—
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	462	100.00	Siema Technologies, S.L	—	(1)	B
Girhmex, S.A. De C.V.	Mexico City (MX)	—	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Global Engineering Services LLC	Delaware (US)	2	100.00	GES Investment C.V.	—	(1)	—
Helioenergy Electricidad Tres, S.A.	Seville (ES)	4,560	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.	—	(3)	—
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	120,739	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	—	(3)	B
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	113,181	100.00	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.	—	(3)	B
Hidro Abengoa, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Holding de Energía Eólica, S.A.	Montevideo (UY)	30,642	100.00	Teyma Renovables/Instalaciones Inabensa, S.A	—	(1)	B

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Hypesol Energy Holding , S.L.	Seville (ES)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	—	(7)	B
Inabensa Bharat Private Limited	New Delhi (IN)	5,643	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	—	(1)	A
Inabensa Electric and Electronic Equipment Manufacturing (Tiajin)Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	—	(1)	—
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Limited	Leeds (GB)	—	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Maroc, S.A.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Pty Ltd	Johannesburg (ZA)	—	100.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Rio Ltda	R. de Janeiro (BR)	12,383	100.00	Befesa Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	—
Inabensa Saudí Arabia, LLC	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Inabensa USA, LLC	Phoenix (US)	36	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Inabensa, LLC	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	—
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	1,227	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	—
Insolation Sic 4 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 6 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation Sic 7.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 8 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 9 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Insolation 17 S.R.L	Rome (IT)	9	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(7)	D
Insolation 18 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia S.r.l./Abengoa Solar Internacional, S.A.	—	(3)	—
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa Insaat Enerji Limited Sirketi	Ankara (TR)	58	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Inversora Enicar S.A.	Santiago de Chile (CL)	1,868	100.00	Abengoa Chile, S.A.	—	(2)	—
Junertil S.A.	Buenos Aires (AR)	—	100.00	Teyma Renovables, S.A.	(*)	(1)	—
Kaxu CSP O&M Company (Pty) Limited	Gauteng (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	—	(3)	—
Kaxu CSP South Africa (Proprietary) Limited	Gauteng (ZA)	1,232	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi CSP O&M Company (Pty) Limited	Gauteng (ZA)	—	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	—	(3)	—
Khi CSP South Africa (Proprietary) Limited	Gauteng (ZA)	739	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Klitten, S.A.	Montevideo (UY)	15	100.00	Teyma Construcciones, S.A.	—	(1)	—
L.T. Rosarito y Monterrey, S.A. De CV	Mexico City (MX)	3,084	100.00	Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	—
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Las Cabezas Solar, S.L.	Seville (ES)	3	100.00	Aleduca, S.L.	—	(3)	—
Linares Fotovoltaica, S.L.	Seville (ES)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Lineas 612 Norte Noroeste, S.A. De C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	12,088	51.00	Abengoa Concessoes Brasil Holding S.A.	—	(2)	—
Logrosán Equity Investments Sárl.	Luxembourg (LU)	327,707	100.00	Logrosán Solar Inversiones Dos, S.L.	(*)	(7)	—
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	125,113	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(7)	B
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	327,723	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	—	(7)	—
Londrina Transmissora De Energía, S.A.	R. de Janeiro (BR)	39,663	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
Mallorca Desenvolvimentos Solares Ltda.	R. de Janeiro (BR)	3	100.00	Abengoa Solar Brasil Desenv. Solares, Ltda./Europa Desenvolvimentos Solares, Ltda.	(*)	(3)	—
Manaus Constructora Ltda	R. de Janeiro (BR)	—	50.50	Abengoa Brasil, Ltda.	—	(1)	—
Marismas PV A1, S.L.	Seville (ES)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Marismas PV A3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Marismas PV C3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C4, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C5, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C6, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C7, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C8, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C9, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C10, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C11, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C12, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C13, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C14, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C15, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C16, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C17, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C18, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E1, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E2, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E3, S.L.	Seville (ES)	—	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	—	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	246,522	100.00	Abengoa Solar, LLC.	—	(7)	—
NEA Solar Investments, LLC.	Delaware (US)	200	100.00	Abengoa Solar LLC.	(*)	(7)	—
NEA Solar Investments, S.A.	Seville (ES)	61	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar S.A./Abengoa Solar España, S.A.	—	(7)	—
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S. A /Abengoa Solar España, S.A.	—	(7)	—
NEA Solar Power, Ltd.	Ashalim (IL)	—	100.00	NEA Solar Investments, LLC	(*)	(7)	—
NEA Solar Power, S.A.	Seville (ES)	61	100.00	Abengoa Solar, S.A /Abengoa Solar España, S.A.	—	(7)	—
Nicefield S.A	Buenos Aires (AR)	13	100.00	Teyma Renovables, S.A./Instalaciones Inabensa, S.A.	—	(5)	—
Nicsa Asia Pacific Private Limited	Singapore (SG)	—	100.00	Negocios Industriales y Comerciales, S.A.	—	(1)	—
Nicsa Fornecimiento de Materiais Eléctricos, Ltda.	R. de Janeiro (BR)	5,152	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Nicsa Industrial Supplies Corporation	Houston (US)	757	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Nicsa Industrial Supplies South Africa (Pty) Ltd.	Upington (ZA)	—	100.00	Nicsa, Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Nicsa Mexico, S.A. de CV	Mexico City (MX)	4	100.00	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	—	(1)	—
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S. A	—	(1)	B
Nicsa Perú, S.A.	Lima (PE)	6	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Norventus Atlántico, S.L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Omega Chile SpA	Santiago de Chile (CL)	2	100.00	Omega Sudamérica, S.L.	(*)	(1)	—
OMEGA Operação de Linhas deTransmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	—	(1)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Omega Perú Operación y Mantenimiento S.A.	Lima (PE)	—	100.00	Omega Sudamérica S.L./Abengoa Perú S.A.	(*)	(1)	—
Omega Sudamérica, S. L	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	—	(1)	—
Operación y Mantenimiento Uruguay, S.A.	Montevideo (UY)	2	100.00	Omega Sudamérica S.L.	—	(5)	—
Palmatir S.A.	Montevideo (UY)	29,927	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Palmucho, S.A.	Santiago de Chile (CL)	2	100.00	Abengoa Chile, S.A. / Enicar Chile, S.A.	—	(2)	—
Power Structures Inc.	Delaware (US)	—	100.00	Abeinsa, Inc. LLC.	—	(1)	—
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	176	99.10	Abeinsa Asset Management, S.L.	—	(5)	—
Presentel, S.A.	Buenos Aires (AR)	3	100.00	Abencor Suministros, S.A.	(*)	(1)	—
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(5)	—
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Promotora Serabén de Servicios Corporativos, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Mexico S.A. de C.V./Abengoa Mexico S.A. de C.V.	—	(1)	—
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	37,786	92.59	Befesa CTA Qingdao, S.L.	—	(4)	B
Qingdao Befesa Agua Co., Ltd (WFOE Qingdao)	Qingdao (CH)	1,609	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	—	(1)	—
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	12	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Rioglass Solar 2, S.A.	Asturias (ES)	60	100.00	Rioglass Solar Holding, S.A.	—	(7)	B
Rioglass Solar Holding, S.A	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	—	(7)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	—	(7)	B
Rioglass Solar Int.	Brussels (BE)	62	100.00	Rioglass Solar Holding, S.A./Rioglass Solar, S.A.	(*)	(3)	—
Rioglass Solar, S.A	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	—	(7)	B
Rioglass South Africa (Lty) Ltd.	Upington (ZA)	60	100.00	Rioglass Solar Holding, S.A.	(*)	(7)	—
Royalla PV Pty Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
S.E.T Sureste Peninsular, S.A. De CV	Mexico City (MX)	1,700	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	—
Sanlúcar Solar, S.A.	Seville (ES)	8,215	100.00	Abengoa Solar, S.A./Asa Environment	—	(3)	B
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	57,569	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	—
SAS Abengoa Bioenergia Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Servicios Auxiliares de Administración, S.A. De C.V.	Mexico City (MX)	3	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Servicios de Ingenieria IMA, S.A.	Santiago de Chile (CL)	3,268	94.08	Abengoa Chile, S.A.	—	(1)	—
Shariket Tenes Lilmiyah Spa	Argel (DZ)	15,630	51.00	Befesa Aguas Tenes, S.L.	—	(4)	D
Siema AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	—
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	—	(1)	—
Siema Investment, S.L.U.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L	—	(1)	—
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	—	(1)	B
Simosa I.T., S.A	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	—	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	—	(1)	B
Simosa IT US, LLC	Chesterfield (US)	—	100.00	Simosa IT, S.A.	—	(1)	B
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	—	(1)	C
Sinalan, S.A.	Montevideo (UY)	3	100.00	Teyma Forestal, S.A.	—	(1)	—
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,458	65.00	Abengoa Servicios Industriales, S.A./Abengoa México, S.A. de CV	—	(5)	—
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	B
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	—	(1)	B
Sol3G	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	—	(7)	D
Solaben Electricidad Uno	Caceres (ES)	164,915	100.00	Extremadura Equity Investments Sárl.	—	(3)	B
Solaben Electricidad Dos	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Tres	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Seis	Badajoz (ES)	162,793	100.00	Extremadura Equity Investments Sárl.	—	(3)	B
Solaben Electricidad Ocho, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.	—	(3)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	—	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	173	100.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Solar Processes, S.A.	Seville (ES)	14,578	100.00	Abengoa Solar España,S.A./ Instalaciones Inabensa, S.A.	—	(3)	B
Solargate Electricidad Tres, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cuatro , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cinco , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A /Instalaciones Inabensa, S.A.	—	(3)	B
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,460	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Séis , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Solar Inversiones, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A.	—	(7)	B
Son Rivieren (Pty) Limited	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	—	(7)	B
South Africa PV Investments, S.L.	Seville (ES)	100	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	(*)	(7)	—
South Africa Solar Investments, S.L.	Seville (ES)	10,000	100.00	Abengoa Solar Internacional, S.A.	—	(7)	B
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	—	(7)	—
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A	—	(1)	—
Tarefix S.A	Delaware (US)	1	92.00	Asa Investment AG	—	(1)	B
Teyma Abengoa, S.A.	Buenos Aires (AR)	49,055	100.00	Asa Investment, AG/Asa Iberoamérica, S.L.	—	(1)	—
Teyma Construcciones S.A	Montevideo (UY)	5,094	97.00	Teyma Sociedad de Inversión, S.A.	—	(1)	B
Teyma Construction USA, LLC.	Phoenix (US)	1	100.00	Abeinsa, LLC .	—	(1)	—
Teyma Forestal, S.A.	Montevideo (UY)	787	100.00	Teyma Renovables	—	(7)	B
Teyma Gestión Ambiental, S.A.	Montevideo (UY)	18	100.00	Teyma Medioambiente, S.A.	—	(1)	—
Teyma India Private Limited	Mumbai (IN)	1,070	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	B
Teyma Medio Ambiente, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S. A .	—	(1)	—
Teyma Middle East, S.L.	Seville (ES)	1	100.00	Teyma, S.A. /Teyma Int., S.A. /Ábacus Project Management Inc./Teyma Uruguay, S.A.	—	(1)	B
Teyma Paraguay, SA.	Asuncion (PY)	—	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	—	(1)	—
Teyma Renovables, S.A.	Montevideo (UY)	3,563	98.00	Teyma Uruguay Holding S.A.	—	(1)	B
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	19	100.00	Teyma Uruguay Holding, S.A.	—	(1)	B
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	18,220	92.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
Teyma South Africa (Pty) Ltd.	Upington (ZA)	80	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Teyma Uruguay ZF, S.A.	Montevideo (UY)	23	100.00	Teyma Construcción, S.A.	—	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	14,801	100.00	Teyma Construction USA, LLC/Abener Engineering and Construction Services, LLC.	—	(1)	B
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	8,889	99.90	Abengoa Chile, S.A.	—	(2)	—
Transmisora Mejillones S.A.	Santiago de Chile (CL)	7,257	99.90	Abengoa Chile, S.A.	—	(2)	—
Transportadora Bahía Blanca S.A.	Buenos Aires (AR)	1	100.00	Abengoa S.A./Teyma Abengoa S.A.	(*)	(2)	—
Transportadora Cuyana, S.A.	Buenos Aires (AR)	4	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	—
Transportadora del Norte, S.A.	Buenos Aires (AR)	—	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	—	(1)	—
Transportadora Río Coronda, S.A.	Buenos Aires (AR)	—	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	D
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	—	100.00	Teyma Argentina, S.A./Abengoa, S.A.	—	(1)	—
Turbogenerador Madero 7, S.A. de C.V.	Mexico City (MX)	1	100.00	Abener Energ., S.A./ Teyma, Gest. Cont. Const. e Ing., S.A./Abengoa México, S.A. de C.V.	(*)	(1)	—
Waste to Energy Suppliers San Jose, S.A.	Costa Rica (CR)	—	100.00	Abeinsa Inf. de Medio Ambiente, S.A./Teyma, Gestión de Contratos e Ingeniería, S.A.	(*)	(1)	—

Appendices

Appendix XII

Subsidiary companies included in the 2013 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
XiNa CSP South Africa (Pty) Ltd	Gauteng (ZA)	39	100.00	South Africa Solar Investments, S.L.	—	(7)	B
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	—	(7)	—
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	—
Zeroemissions Carbon Trust, S.A	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(7)	—
Zeroemissions do Brasil, Ltda	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust,S.A.	—	(1)	—
Zona Norte Engenharia, Manutenção e Gestão De Serviços, S.A. Spe.	Manaus (BR)	7,210	60.00	Abengoa Concessões Brasil Holding, S.A.	(*)	(5)	—

Shareholding capital cost is calculated using the current closing year exchange rate

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

Appendices

Appendix XIII

Associated companies and Joint Ventures included in the 2013 consolidation perimeter using the participation method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Abengoa Bioenergy Biomass of Kansas, LLC	Chesterfield (US)	330,036	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	B
Agua y Gestión de Servicios Ambientales, S.A.	Seville (ES)	7,124	41.54	Abengoa Water, S.L.U.	—	(4)	—
Al Osais-Inabensa Co. Ltd	Dammam (SA)	387	50.00	Inabensa Saudi Arabia, LLC	—	(1)	B
ATE VIII, Transmissora de Energía, S.A.	R. de Janeiro (BR)	3,852	50.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
Basor México, S.A.P.I. de C.V.	Mexico City (MX)	180	50.00	Nicsamex, S.A. de C.V.	(*)	(1)	—
Central Eólica São Tomé Ltda.	Sao Paulo (BR)	61	9.00	Abengoa Construçao Brasil, Ltda.	—	(5)	—
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water, S.L.U.	—	(4)	—
Coaben, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	B
Cogeneración Motril, S.A.	Seville (ES)	1,913	19.00	Abeinsa Asset Management, S.L.	—	(5)	—
Concecutex, S.A. de C.V.	Toluca (MX)	6,932	50.00	Abengoa México, S.A. de C.V.	—	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	1,727	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Consorcio Teyma M y C Ingeniería	Santiago de Chile (CL)	10	50.00	Abengoa Chile, S.A.	—	(1)	—
Evacuación Valdecaballeros, S.A.	Madrid (ES)	8,984	57.14	Solaben Electricidad Uno, Dos, Tres y Seis, S.A.	—	(3)	—
Evacuación Villanueva del Rey, S. L.	Seville (ES)	2	45.13	Helioenergy Electricidad Uno, Dos y Tres, S.A.	—	(3)	—
Explotaciones Varias, S.L.	Seville (ES)	2,301	50.00	Abengoa, S.A.	—	(1)	—
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Geida Tlemcen, S.L.	Madrid (ES)	13,584	50.00	Abengoa Water, S.L.U.	—	(4)	—
Ghenova Ingeniería S.L.	Seville (ES)	1,027	20.00	Abener Energía, S.A.	—	(1)	—
Green Visión Holding BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	—	(1)	—
Helioenergy Electricidad Uno, S.A.	Seville (ES)	43,600	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Helioenergy Electricidad Dos, S.A.	Seville (ES)	42,718	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Íbice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	462	50.00	Abengoa Concessões Brasil Holding, S.A.	—	(1)	—
Inabensa Green Energy Co., Ltd.	Japan (JP)	198	50.00	Instalaciones Inabensa S.A.	(*)	(1)	—
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	13,245	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi Solar One (Pty) Ltd	Gauteng (ZA)	10,426	51.00	Son Rivieren (Pty) Limited	—	(3)	B
Ledincor S.A.	Montevideo (UY)	530	49.00	Teyma Forestal, S.A.	—	(1)	—
Lidelir S.A.	Montevideo (UY)	890	49.00	Teyma Forestal, S.A.	—	(1)	—
Micronet Porous Fibers, S.L.	Vizcaya (ES)	2,809	50.00	Abengoa Water S.L.U. [K19] 50%; Porous Fiber 50%	—	(7)	—
Mojave Solar LLC	Berkeley (US)	246,521	100.00	Mojave Solar Holding, LLC	—	(3)	B
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,600	51.00	Geida Tlemcen, S.L.	—	(4)	D
Negev Energy—Ashalim Thermo-Solar Ltd.	Tel Aviv (IL)	—	50.00	NEA Solar Power, Ltd.	(*)	(3)	—
Palen Solar Holdings, LLC	California (US)	22,845	42.97	Abengoa SP Holdings, LLC	(*)	(3)	—
Parque Eólico Cristalândia Ltda.	Salvador—Bahía (BR)	1,016	20.00	Instalaciones Inabensa, S.A./Abengoa Concessões Brasil Holding, S.A.	—	(5)	—
Resurce, Resid. Urbanos de Ceuta, S.L.	Seville (ES)	2,030	50.00	Abengoa, S.A.	—	(1)	—
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A. de C.V.	—	(1)	B
Shams Power Company PJSC	Abu-Dhabi (AE)	162	40.00	Total Abengoa Solar Emirates Investment Company, BV	—	(3)	—
SRC Nanomaterials, S.A	Asturias (ES)	500	50.00	Rioglass Solar, S.A.	—	(3)	—
Tendogenix (RF) (Pty) Ltd.	Gauteng (ZA)	—	40.00	Xina CSP South Africa (Pty) Ltd	(*)	(3)	—
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	24,177	50.00	Abengoa Solar Ventures, S.A	—	(7)	B
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	—	(3)	B
TSMC Ingeniería y Contrucción, Ltda.	Santiago de Chile (CL)	12	33.30	Abengoa Chile, S.A.	—	(1)	—

Shareholding capital cost is calculated using the current closing year exchange rate

(*)
Companies incorporated or acquired and consolidated for the first time in the year.

(1)
Operating segment activities area: Engineering and Construction.

(2)
Operating segment activities area: Transmission.

(3)
Operating segment activities area: Solar.

(4)
Operating segment activities area: Water.

Appendices

Appendix XIII

Associated companies and Joint Ventures included in the 2013 consolidation perimeter using the participation method (Continuation)

(5)
Operating segment activities areae: Cogeneration and others.

(6)
Operating segment activities area: Bioenergy.

(7)
Operating segment activities area: Others.

A
Audited by PricewaterhouseCoopers Auditores.

B
Audited by Deloitte (for legal purposes).

C
Audited by Auditoría y Consulta (for legal purposes).

D
Audited by others auditors (for legal purposes)

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
Acceso Avda Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Adis Segovia Valdestrilla	Madrid (ES)	—	7.00	Instalaciones Inabensa, S.A.	—	(1)	—
Agencia Andaluza de Energía	Seville (ES)	6	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Almería	Almeria (ES)	2	50.00	Abengoa Water S.L.U.	—	(4)	—
Aparcamiento L`Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
APCA Inabensa-Abengoa Lote 1	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abengoa S.A.	—	(1)	—
APCA Inabensa-Abengoa Lote 2	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abengoa S.A.	—	(1)	—
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Armilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Asimel	Madrid (ES)	1	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Badaia	Vitoria (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Baja California	Seville (ES)	—	100.00	Inabensa, S.A. /Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A./Serv. Aux. de Administración, S.A. de C.V.	—	(1)	D
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
CARE Córdoba	Seville (ES)	12	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Cartagena	Murcia (ES)	1	38.00	Abengoa Water S.L.U.	—	(4)	—
cd	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
CEI Huesca	Zaragoza (ES)	1	20.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Cercanias Tren (Camas-Salteras)	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Circulo Mercantil e Industrial de Sevilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Consorcio Abengoa Kipreos Limitada	Santiago (CL)	8	50.00	Abengoa Chile, S.A.	(*)	(1)	—
Consorcio Ambiental de la Plata	Montevideo (UY)	1	40.00	Teyma Uruguay, S.A./Teyma Medioambiente S.A.	(*)	(1)	—
Consorcio Constructor Alto Cayma	Lima (PE)	—	25.00	Abengoa Perú, S.A.	(*)	(1)	—
Consorcio La Gloria	Lima (PE)	—	50.00	Abengoa Perú, S.A.	—	(1)	—
Consorcio Pachacutec	Lima (PE)	—	50.00	Abengoa Perú, S.A.	—	(1)	—
CPD Solares UTE	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio ETEA	Zaragoza (ES)	—	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio PICA	Seville (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación L-3	Madrid (ES)	1	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Emergencia NAT Barcelona	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Emvisesa Palacio Exposiciones	Seville (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Noroeste	Seville (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Equipamiento Solar Caballería	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Ferial Badajoz	Madrid (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Ferrovial-Agroman Teyma (FAT)	Montevideo (UY)	—	40.00	Teyma Uruguay, S.A.	(*)	(1)	—
Fotovoltaica Expo	Zaragoza (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
Gallur Castejon	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Guardería La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
H. Campus de la Salud	Seville (ES)	2	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Hospital Costa del Sol	Malaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Catral	Alicante (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton La Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Villajoyosa	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inst. Eléctricas Hospital Costa del Sol	Malaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Hospital VQ	Seville (ES)	6	60.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Plataforma Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Lav-Buixalleu	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Libia-Líneas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
Machupichu	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	(*)	(1)	—
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Mnto.Comunic.Metro L9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Mobiliario La Nucia	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Nat Electricidad	Madrid (ES)	4	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
O&M Desal. Honaine	Argelia (DZ)	2	50.00	Abengoa Water S.L.U.	—	(4)	—
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque aeronáutico	Seville (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque Soland	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Patrimonio	Seville (ES)	2	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pistas Deportivas La Nucia	Alicante (ES)	1	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Preufet Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Primapen III	Gijón (ES)	36	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Rap Fenol	Madrid (ES)	1	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
S/E Blanes	Madrid (ES)	6	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
S/E Libia	Madrid (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
S/E Modulares	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
S/E Sant Adriá	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Sede Universitaria	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
Semi-Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silfrasub	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silvacat	Madrid (ES)	30	35.50	Instalaciones Inabensa, S.A.	—	(1)	—
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	—	(1)	—
Sisecat II	Madrid (ES)	6	20.95	Instalaciones Inabensa, S.A.	(*)	(1)	—
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Suburbano Mexico	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Tablada	Seville (ES)	6	50.00	Abengoa Water S.L.U.	—	(4)	—
Telar Klitten	Montevideo (UY)	1	100.00	Teyma Uruguay, S.A.	(*)	(1)	—
Teyma Israel I	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Teyma Israel II	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Teyma Israel III	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Torre Isla Cartuja	Seville (ES)	12	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Tranvía de Jaén	Seville (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Túnel Rovira	Barcelona (ES)	2	33.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Usansolo	Vizcaya (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abeima Teyma Barka I	Seville (ES)	—	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(4)	—
UTE Abeima Teyma Barka II	Seville (ES)	—	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	(*)	(1)	—
UTE Abeima Teyma Nungua	Seville (ES)	7	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(1)	—
UTE Abeima Teyma Zapotillo	Seville (ES)	7	100.00	Abeinsa Infra Medio Ambiente, S.A./Teyma Gest de Contratos de Const e Ing, S.A.	—	(1)	—
UTE Abencor-Inabensa Chilca Montalvo	Seville (ES)	7	100.00	Instalaciones Inabensa, S.A./Abencor Suministros, S.A.	—	(1)	—
UTE Abener Befesa Cortés Pallás	Seville (ES)	5	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./'Abener Energía, S.A.	—	(1)	—
UTE Abener Befesa Sahechores	Seville (ES)	—	100.00	Abener Energía, S.A./Abeinsa Infraestructura Medio Ambiente/Abengoa Water S.L.U.	—	(1)	—
UTE Abener Inabensa Francia	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abener Inabensa Germany	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abener Inabensa NP Tabasco	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	D

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
UTE Abener Inabensa Paises Bajos	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE Abener Teyma Biomasa Salamanca	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Biomasa Salamanca II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma CRS I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma CRS II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Emirates I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	D
UTE Abener Teyma Helio Energy I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Helio Energy II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Helios I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Helios II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Paulputs	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Paysandu	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben IC	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben III	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solaben VI	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solacor I	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solacor II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Solar Tabernas	Seville (ES)	—	100.00	Abener Energía, S.A./ Teyma, Gestión de Contratos de Construcción e Ingeniería/Abengoa Solar New Technologies	—	(1)	—
UTE Abener Teyma Upington	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	—
UTE Abener Teyma Xina	Seville (ES)	—	100.00	'Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Abensaih Guadalquivir	Seville (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abensaih Mantenimiento	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Aguas Salobres	Seville (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Amés Brión	La Coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Ashalim Eucomsa-Abeinsa Engineering	Seville (ES)	—	100.00	Europea de Construcc. Metálicas, S.A./Abeinsa Engineering SL	(*)	(1)	—
UTE Atabal	Malaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Avensaih Guadalete—Barbate	Cadiz (ES)	3	31.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Avinyó	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE B.Almanzora	Murcia (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Balsa del Rosario	Seville (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Báscara	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE CAC Arequipa	Arequipa (PE)	7	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE CAC Arequipa	Arequipa (PE)	3	25.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Cáceres	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
UTE Canal Alguerri	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Carboneras	Almeria (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Cartuja	Seville (ES)	—	30.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Centro Morelos	Seville (ES)	—	100.00	Abener Energía, S.A./ Inabensa, S.A./ Serv. Aux. de Administración, S.A. de C.V.	—	(1)	—
UTE Chennai	India (IN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Chennai O&M	India (IN)	1	100.00	Construcciones y Depuraciones, S.A./Abengoa Water S.L.U.	—	(4)	—
UTE Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Cunene	Angola (AN)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Dead Sea	Seville (ES)	—	100.00	Abener Energía, S.A/Abeinsa Engineering SL	—	(1)	—
UTE Deca	Almeria (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Depurbaix	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Edar Montemayor	Córdoba (ES)	—	50.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE El Cerrillo	Córdoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Esclusa 42	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Espluga	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Fontsanta	Cataluña (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fonz	Cataluña (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water S.L.U.	—	(4)	—
UTE Guiamets	Cataluña (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Hassi R'Mel Construction	Seville (ES)	—	100.00	Abener Energía, S.A., Abengoa Solar New Technologies	—	(1)	—
UTE Hassi R'Mel O&M	Seville (ES)	—	100.00	Abener Energía, S.A./Abengoa Solar España	—	(4)	—
UTE Hidrosur	Malaga (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Honaine	Argelia (AR)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Huesna	Seville (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Inabensa Teyma Eólica del Tala	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./ Teyma Gest de Contratos de Const e Ing, S.A.	(*)	(1)	D
UTE Inabensa Teyma Peralta	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./ Teyma Gest de Contratos de Const e Ing, S.A.	—	(1)	D
UTE Inabensa-Eucomsa-Perú	Seville (ES)	7	100.00	Instalaciones Inabensa, S.A./Europea de Construcc. Metálicas, S.A.	—	(1)	—
Ute Inst. Clima Hospital Costa del Sol	Malaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Júcar Vinalopo	Valencia (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Kurkudi	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE La Codosera	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Las Bambas	Seville (ES)	6	100.00	Instalaciones Inabensa, S.A. /Abencor Suministros, S.A.	—	(2)	—
UTE Lubet Cádiz	Cadiz (ES)	—	75.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Mant. Valdeinfierno	Murcia (ES)	2	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Mantenimiento Presas	Malaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Marismas Construccion	Seville (ES)	12	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Minicentrales	Madrid (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Moraira	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Ojén Mijas	Malaga (ES)	—	70.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Paneles	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Puerto de Huelva	Huelva (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Qingdao	China (CN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Ranilla	Seville (ES)	2	15.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Retortillo	Seville (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—

Appendices

Appendix XIV

Temporary Joint Ventures included in the 2013 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
UTE Reus	Cataluña (ES)	4	65.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Ribera	Valencia (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Riegos Marismas	Seville (ES)	6	99.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Rincón Vict	Malaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sahechores	León (ES)	4	62.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
UTE Saih Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sallent	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE San Juan del Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sant Celoni	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Segriá Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Skikda	Argelia (AR)	2	67.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Skikda O&M	Argelia (AR)	1	67.00	Construcciones y Depuraciones, S.A./Abengoa Water S.L.U.	—	(4)	—
UTE Sta. Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Teatinos	Malaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Tenés	Argelia (AR)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A /Construcciones y Depuraciones, S.A.	—	(1)	D
UTE Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Vall Baixa	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Vilagarcía	Pontevedra (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Villanueva	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Xerta-Xenia	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Utrera	Seville (ES)	3	50.00	Abengoa Water S.L.U.	—	(4)	—
Winterra.-Inaben.Atraque Puerto de Vigo	Compostela (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Monterroso	Compostela (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Sarriá	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Zonas Deportivas La Nucia	Alicante (ES)	4	45.00	Instalaciones Inabensa, S.A.	(*)	(1)	—

Shareholding
capital cost is calculated using the current closing year exchange rate

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

Appendices

Appendix XV

Companies with Electricity Operations included in the 2013 Consolidation Perimeter

Company Name	Registered Address	Activity(*)	Comments
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	(3)	Operational
Abengoa Solar Italia, S.R.L.	Rome (IT)	(5)	Construction phase
Abengoa Solar Operations LLC	Delaware (US)	(6)	Operational
Abengoa Transmisión Norte, S.A. (ATN)	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A. (ATS)	Lima (PE)	(9)	Construction phase
Abent 3T, S de RL de C.V.	Mexico City (MX)	(3)	Construction phase
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	(1)	Operational
Arao Enerxías Eólica, S.L	A Coruña (ES)	(2)	Construction phase
Arizona Solar One, LLC	Colorado (US)	(6)	Construction phase
ATE VI Campos Novos Transmissora de Energía, S.A	R. de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	(9)	Operational
ATE VIII, Transmissora de Energía, S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XI, Manaus Transmissora de Energía	R. de Janeiro (BR)	(9)	Operational
ATE XIII, Norte Brasil Transmissora de Energía S.A	R. de Janeiro (BR)	(9)	Construction phase
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XX Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXI Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATE XXIII Transmissora de Energia S.A.	R. de Janeiro (BR)	(9)	Construction phase
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	(9)	Operational
ATN 2, S.A.	Santiago de Chile (CL)	(9)	Construction phase
ATN 3, S.A.	Lima (PE)	(9)	Construction phase
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	(3)	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 5, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 6, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 7, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 8, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 15, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 17, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 20 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 21 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 22 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 23 S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XV

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Captasol Fotovoltaica 24 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 25 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 26 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 27 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 28 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 29 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 30 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 31 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 32 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 33 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 34 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 35 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 36 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 37 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 38 S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 52 S.L.	Seville (ES)	(5)	Construction phase
Cogeneración Motril, S.A.	Seville (ES)	(1)	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	(1)	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Tres, S.A	Seville (ES)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Nueve, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	(5)	Operational
Cycon Solar, LTD	Nicosia (CY)	(6)	Construction phase
Ecocarburantes Españoles, S.A.	Murcia (ES)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (ES)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	(5)	Operational
Helioenergy Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Helioenergy Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Once, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Trece, S.A.	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	(6)	Construction phase
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	(5)	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	(7)	Operational
Iniciativas Hidroeléctricas, S.A.	Seville (ES)	(7)	Operational
Insolation Sic 4 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 6 S.R.L	Rome (IT)	(5)	Construction phase

Appendices

Appendix XV

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Insolation Sic 7.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 9 S.R.L	Rome (IT)	(5)	Construction phase
Insolation 17 S.R.L	Rome (IT)	(5)	Construction phase
Insolation 18 S.R.L	Rome (IT)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	(5)	Construction phase
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	(6)	Construction phase
Khi Solar One (Pty) Ltd	Gauteng (ZA)	(6)	Construction phase
Las Cabezas Solar, S.L.	Seville (ES)	(5)	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	(5)	Operational
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	(9)	Construction phase
Londrina Transmissora De Energía, S.A.	R. de Janeiro (BR)	(9)	Operational
Marismas PV A1, S.L.	Seville (ES)	(5)	Operational
Marismas PV A2, S.L.	Seville (ES)	(5)	Operational
Marismas PV A3, S.L.	Seville (ES)	(5)	Operational
Marismas PV A4, S.L.	Seville (ES)	(5)	Operational
Marismas PV A5, S.L.	Seville (ES)	(5)	Operational
Marismas PV A6, S.L.	Seville (ES)	(5)	Operational
Marismas PV A7, S.L.	Seville (ES)	(5)	Operational
Marismas PV A8, S.L.	Seville (ES)	(5)	Operational
Marismas PV A9, S.L.	Seville (ES)	(5)	Operational
Marismas PV A10, S.L.	Seville (ES)	(5)	Operational
Marismas PV A11, S.L.	Seville (ES)	(5)	Operational
Marismas PV A12, S.L.	Seville (ES)	(5)	Operational
Marismas PV A13, S.L.	Seville (ES)	(5)	Operational
Marismas PV A14, S.L.	Seville (ES)	(5)	Operational
Marismas PV A15, S.L.	Seville (ES)	(5)	Operational
Marismas PV A16, S.L.	Seville (ES)	(5)	Operational
Marismas PV A17, S.L.	Seville (ES)	(5)	Operational
Marismas PV A18, S.L.	Seville (ES)	(5)	Operational
Marismas PV B1, S.L.	Seville (ES)	(5)	Operational
Marismas PV B2, S.L.	Seville (ES)	(5)	Operational
Marismas PV B3, S.L.	Seville (ES)	(5)	Operational
Marismas PV B4, S.L.	Seville (ES)	(5)	Operational
Marismas PV B5, S.L.	Seville (ES)	(5)	Operational
Marismas PV B6, S.L.	Seville (ES)	(5)	Operational
Marismas PV B7, S.L.	Seville (ES)	(5)	Operational
Marismas PV B8, S.L.	Seville (ES)	(5)	Operational
Marismas PV B9, S.L.	Seville (ES)	(5)	Operational
Marismas PV B10, S.L.	Seville (ES)	(5)	Operational
Marismas PV B11, S.L.	Seville (ES)	(5)	Operational
Marismas PV B12, S.L.	Seville (ES)	(5)	Operational
Marismas PV B13, S.L.	Seville (ES)	(5)	Operational
Marismas PV B14, S.L.	Seville (ES)	(5)	Operational
Marismas PV B15, S.L.	Seville (ES)	(5)	Operational
Marismas PV B16, S.L.	Seville (ES)	(5)	Operational
Marismas PV B17, S.L.	Seville (ES)	(5)	Operational
Marismas PV B18, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XV

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Marismas PV C1, S.L.	Seville (ES)	(5)	Operational
Marismas PV C2, S.L.	Seville (ES)	(5)	Operational
Marismas PV C3, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C5, S.L.	Seville (ES)	(5)	Operational
Marismas PV C6, S.L.	Seville (ES)	(5)	Operational
Marismas PV C7, S.L.	Seville (ES)	(5)	Operational
Marismas PV C8, S.L.	Seville (ES)	(5)	Operational
Marismas PV C9, S.L.	Seville (ES)	(5)	Operational
Marismas PV C10, S.L.	Seville (ES)	(5)	Operational
Marismas PV C11, S.L.	Seville (ES)	(5)	Operational
Marismas PV C12, S.L.	Seville (ES)	(5)	Operational
Marismas PV C13, S.L.	Seville (ES)	(5)	Operational
Marismas PV C14, S.L.	Seville (ES)	(5)	Operational
Marismas PV C15, S.L.	Seville (ES)	(5)	Operational
Marismas PV C16, S.L.	Seville (ES)	(5)	Operational
Marismas PV C17, S.L.	Seville (ES)	(5)	Operational
Marismas PV C18, S.L.	Seville (ES)	(5)	Operational
Marismas PV E1, S.L.	Seville (ES)	(5)	Operational
Marismas PV E2, S.L.	Seville (ES)	(5)	Operational
Marismas PV E3, S.L.	Seville (ES)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Berkeley (US)	(6)	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	(2)	Construction phase
Palmatir S.A.	Montevideo (UY)	(2)	Construction phase
Palmucho, S.A.	Santiago de Chile (CL)	(9)	Operational
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	(3)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	(3)	Operational
Rajasthan Photon Energy Pvt Ltd	Maharashtra (IN)	(6)	Construction phase
Sanlúcar Solar, S.A.	Seville (ES)	(6)	Operational
Sao Mateus Transmissora de Energía, Ltda.	R. de Janeiro (BR)	(9)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Operational
Solaben Electricidad Uno	Caceres (ES)	(6)	Construction phase
Solaben Electricidad Dos	Caceres (ES)	(6)	Operational
Solaben Electricidad Tres	Caceres (ES)	(6)	Operational
Solaben Electricidad Seis	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Ocho, S.A.	Caceres (ES)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Caceres (ES)	(6)	Construction phase
Solacor Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solacor Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Solar de Receptores de Andalucía, S.A.	Seville (ES)	(5)	Operational
Solar Power Plant One (SPP1)	Argel (DZ)	(5)	Operational
Solar Processes, S.A.	Seville (ES)	(6)	Operational
Solargate Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	(6)	Operational

Appendices

Appendix XV

Companies with Electricity Operations included in the 2013 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Solnova Electricidad Cuatro, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Séis, S.A.	Seville (ES)	(6)	Construction phase
Transmisora Baquedano, S.A.	Santiago de Chile (CL)	(9)	Construction phase
Transmisora Mejillones S.A.	Santiago de Chile (CL)	(9)	Construction phase

(*)
Electricity operations as described in Note 2.29 in accordance with the provisions of Law 54/1997

(1)
Production under Special Regime: Cogeneration. Primary energy type: Fuel

(2)
Production under Special Regime: Wind. Primary energy type: Wind

(3)
Includes production under Special Regime: Cogeneration. Primary energy type: Natural gas

(4)
Production under Special Regime: Cogeneration. Primary energy type: Natural gas

(5)
Production under Special Regime: Solar Photovoltaic. Primary energy type: Solar light

(6)
Production under Special Regime: Solar Termosolar. Primary energy type: Solar light

(7)
Production under Special Regime: Hydraulic. Primary energy type: Water

(8)
Production under Special Regime: Other. Primary energy type: Industrial waste (used oils)

(9)
Transport.

(10)
Electricity production: Based on hydrogen. Primary type of energy: Hydrogen

Appendices

Appendix XVI

Companies taxed under the Special Regime for Company Groups at 12.31.13

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (ES)	Sociedad Dominante
Abeima Agua Internacional, S.L.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Abeinsa Asset Management, S.L.	Seville (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abeinsa Business Development, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.
Abeinsa Engineering, S.L.	Seville (ES)	Abener Energía, S.A.
Abeinsa EPC, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A
Abeinsa, Ing y Const. Ind., S.A.	Seville (ES)	Abengoa, S.A./Siema AG
Abencor Suministros S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (ES)	Abeinsa, Ing. y Const., S.A./Abeinsa Business Development, S.A./Negocios Ind. y Com., S.A.
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A.	Seville (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía, S.A.	Seville (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Concessions, S.L.	Seville (ES)	Abengoa, S.A./Siema
Abengoa Finance	Seville (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Research, S.L.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa SeaPower, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar New Technologies, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar, S.A.	Seville (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Water Agadir, S.L.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water Dalian, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water International, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water Nungua, S.L.U.	Seville (ES)	Abengoa Water, S.L.U.
Abengoa Water, S.L.U.	Seville (ES)	Abengoa, S.A./Siema
Abentel Telecomunicaciones, S.A.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S.L.
Asa Iberoamérica, S.L.	Seville (ES)	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Befesa Agua Djerba, S.L.	Seville (ES)	Abengoa Water, S.L.U.
Befesa Agua Tenes S.L.	Madrid (ES)	Abengoa Water S.L.U.
Befesa CTA Qingdao S.L.U	Madrid (ES)	Abengoa Water, S.L.U.
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Bioeléctrica Jienense, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.

Appendices

Appendix XVI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.
Captación Solar, S.A.	Seville (ES)	Abeinsa Asset Management, S.L./Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 2, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 3, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 4, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 21 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 22 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 23 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 24 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 25 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 26 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 27 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 28 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 29 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 30 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 31 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 32 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 33 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 34 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 35 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 36 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 37 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 38 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.
Captasol Fotovoltaica51 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 52 S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.

Appendices

Appendix XVI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Centro Industrial y Logístico Torrecuellar, S.A.	Seville (ES)	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Ecoagricola, S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.
Ecocarburantes Españoles , S.A.	Murcia (ES)	Abengoa Bioenergía Inversiones, S.A.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	Siema Technologies, S.L
Helioenergy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad DIez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veintiuno, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintidos, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veintitres, S.A.	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	Abengoa Solar España, S.A. /Abengoa Solar New Technologies, S.A.
Helioenergy Electricidad Veinticinco, S.A.	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S.L./Abengoa Solar New Technologies, S.A.
Hypesol Energy Holding , S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.
Inabensa Fotovoltaica, S.L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L.	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar, S.L.	Seville (ES)	Aleduca, S.L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.L.	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

Appendices

Appendix XVI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
NEA Solar Investments, S.A.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar S.A./Abengoa Solar España, S.A.
NEA Solar O&M, S.A.	Seville (ES)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
NEA Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A /Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S.L	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	Abeinsa Asset Management, S.L.
Sanlúcar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Siema Investment, S.L.U.	Madrid (ES)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema AG
Simosa I.T., S.A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.

Appendices

Appendix XVI

Companies taxed under the Special Regime for Company Groups at 12.31.13 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L. (ETVE)	Seville (ES)	Asa Iberoamérica, S.L.
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Uno	Caceres (ES)	Extremadura Equity Investments Sárl.
Solaben Electricidad Seis	Badajoz (ES)	Extremadura Equity Investments Sárl.
Solaben Electricidad Ocho, S.A.	Caceres (ES)	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Diez, S.A.	Caceres (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.	Seville (ES)	Abengoa Solar España,S.A./ Instalaciones Inabensa, S.A.
Solargate Electricidad Dos , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cinco , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A./Instalaciones Inabensa, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A. /Instalaciones Inabensa, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Solar Inversiones, S.A	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S.A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.
South Africa PV Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
South Africa Solar Ventures, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
Telvent Implantación de Sistemas S.L.	Madrid (ES)	Simosa I.T., S.A.
Teyma, Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S.A.	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
AB Bioenergy France, S.A.	Montardon (FR)	81,953	69.00	Abengoa Bioenergía, S.A.	—	(6)	B
AB Bioenergy Hannover GmbH	Hannover (DE)	98	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abacus Management, LLC.	Phoenix (US)	—	100.00	Abacus Project Management, Inc.	(*)	(1)	—
Abacus Project Management, Inc.	Phoenix (US)	3,523	100.00	Teyma USA Inc.	—	(1)	B
Abeima Enerji ve Insaat Sanayi Ticaret Limited Sirketi	Ankara (TR)	—	100.00	Befesa Agua Internacional, S.L. /Abeinsa Ingeniería y Construcción Industrial, S.A.	(*)	(1)	—
Abeima Teyma Barka, LLC.	Ruwi (OM)	332	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	—
Abeima Teyma Infraestructure Ghana Ltd. (Abeima Teyma Ghana)	Accra (GH)	38	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	B
Abeima Teyma Zapotillo SRL de C.V.	Mexico City (MX)	—	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	B
Abeima, LLC.	Delaware (US)	—	100.00	Abeinsa, Inc. LLC.	(*)	(1)	—
Abeinsa Abener Teyma General Partnership	Phoenix (US)	—	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC./Abeinsa EPC Inc.	(*)	(1)	—
Abeinsa Asset Management, S.L.	Seville (ES)	22,861	100.00	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—
Abeinsa BD Asia Pacific Pte. Ltd.	Singapore (SG)	66	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Abeinsa Brasil Projetos e Construcoes Ltda	R. de Janeiro (BR)	180	100.00	Abengoa Brasil, S.A./Inabensa Río Ltda.	—	(1)	B
Abeinsa Business Development Private Limited	Bombay (IN)	3,321	100.00	Abeinsa Asset Management, S.L./Abener Inversiones, S.L.	—	(1)	—
Abeinsa Business Development, LLC.	Chesterfield (US)	—	100.00	Abeinsa, Inc. LLC.	(*)	(1)	—
Abeinsa Business Development, S.A.	Seville (ES)	—	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Abeinsa Business Development, Sp.z.o.o.	Gliwice (PL)	1	100.00	Abeinsa Business Development, S.A.	—	(1)	D
Abeinsa Business Developmet, S.A. de C.V.	Mexico City (MX)	3	100.00	Abeinsa Business Development, S.A./ Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Abeinsa EPC Inc.	Phoenix (US)	—	100.00	Abeinsa, Inc. LLC.	(*)	(1)	B
Abeinsa EPC Kaxu (Pty) Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	B
Abeinsa EPC Khi (Pty) Ltd.	Johannesburg (ZA)	—	92.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	B
Abeinsa EPC México, S.A de C.V	Mexico City (MX)	1	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./ ASA Iberoamérica, S.L.	(*)	(1)	B
Abeinsa EPC, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gest. Ctos. de Const. e Ing., S.A.	(*)	(1)	B
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	447,151	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.L./Negocios Industriales y Comerciales, S.A	—	(1)	B
Abeinsa Ingenieria y Construccion Industrial, S.A.	Seville (ES)	90,642	100.00	Abengoa, S.A./Siema AG	—	(1)	B
Abeinsa Inversiones Latam, S.L.	Madrid (ES)	283,048	100.00	Abengoa Concessões Brasil Holding, S.A./Abeinsa, Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abeinsa, Inc. LLC.	Delaware (US)	1	100.00	Teyma USA, Inc.	(*)	(1)	—
Abelec, S.A.	Santiago (CL)	2	99.99	Abengoa Chile, S.A.	—	(2)	—
Abema, Ltda.	Santiago (CL)	2	100.00	Abengoa Chile, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abencasa-Abengoa Comer. Y Administraçao, S.A.	R. de Janeiro (BR)	5,334	100.00	Asa Investment AG	—	(1)	—
Abencor Brasil Ltda.	R. de Janeiro (BR)	—	100.00	Abencor Suministros, S.A./Abengoa Construção Brasil Ltda.	(*)	(1)	—
Abencor México, S.A. de C.V	Mexico City (MX)	—	100.00	Abencor Suministros, S.A./Abengoa México, S.A.	(*)	(1)	—
Abencor Perú	Lima (PE)	1	99.99	Abencor Suministros S.A.	—	(1)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abencor Suministros Chile, S.A.	Santiago de Chile (CH)	3	100.00	Abengoa Chile S.A./Abencor Suministros, S.A.	—	(1)	B
Abencor Suministros S.A.	Seville (ES)	4,133	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Abencor USA, LLC.	Phoenix (US)	—	100.00	Abeinsa, Inc. LLC.	(*)	(1)	—
Abencs Investments , LLC.	Delaware (US)	—	100.00	Abencs LLC.	—	(1)	—
Abener Argelia, S.L.	Seville (ES)	4	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Abener Energía Ltda	R. de Janeiro (BR)	2	100.00	Abener Energía, S.A./Abeinsa Asset Management, S.L.	(*)	(1)	—
Abener Energía, S.A.	Seville (ES)	54,523	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Abener Energie S.A.R.L.	Oudja (MA)	3	100.00	Abener Energía, S.A.	—	(1)	A
Abener Engineering and Construction Services, LLC. (Abencs)	Chesterfield (US)	27,539	100.00	Abener, S.A.	—	(1)	B
Abener Ghenova Engineering Private Limited.	Mumbai (IN)	151	100.00	Abener Ghenova Ingeniería, S.L./ Abener Energía, S.A.	(*)	(1)	D
Abener Ghenova Engineering, Inc.	Phoenix (US)	37	100.00	Abener Ghenova Ingeniería S.L.	—	(1)	B
Abener Ghenova Ingeniería S.L.	Seville (ES)	4,470	90.00	Abener Energía, S.A.	—	(1)	B
Abener México, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abener Energía, S.A.	—	(1)	B
Abener North America Construction Services, Inc.	Chesterfield (US)	40	100.00	Abener Engineering and Construction Services, LLC.	—	(1)	—
Abener Servicios Auxiliares S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Mexico, S.A. de C.V./Abengoa Mexico S.A. de C.V.	(*)	(1)	—
Abener Teyma Abeinsa Glendale General Partnership	Phoenix (US)	—	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC./Abeinsa EPC Inc.	(*)	(1)	—
Abener-Ghenova Ingeniería de México, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Ghenova Ingeniería, S.L./Abeinsa Asset Management, S.L.	(*)	(1)	B
Abengoa Australia (Pty) Ltd.	Sidney (AU)	3,489	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Abengoa Bioenergia Agroindustria Trading US Inc.	Delaware (US)	—	100.00	Abengoa Bioenergia Agroindústria, Ltda.	(*)	(6)	—
Abengoa Bioenergía Agroindustria. Ltda.	Sao Paulo (BR)	47,963	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Santa Fe, Ltda.	—	(6)	—
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	15	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	—
Abengoa Bioenergía Brasil	Sao Paulo (BR)	888,177	99.99	Asa Bioenergy Holding AG./Abengoa Bioenergia, S.A.	—	(6)	B
Abengoa Bioenergia Inovações Ltda.	Sao Paulo (BR)	350	100.00	ASA Bioenergy Holding, AG	(*)	(6)	—
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	627,990	100.00	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.	—	(6)	B
Abengoa Bioenergía Nuevas Tecnologías, S.A. (ABNT)	Seville (ES)	386	100.00	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.	—	(6)	B
Abengoa Bioenergía Outsourcing, LLC.	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operation, LLC.	—	(6)	—
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	21,990	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Abengoa Bioenergía Santa Fe, Ltda.	Sao Paulo (BR)	4,136	100.00	Abengoa Bioenergía Brasil, S.A./Abengoa Bioenergia Trading Brasil Ltda.	—	(6)	—
Abengoa Bioenergia Trading Brasil Ltda	Sao Paulo (BR)	18	100.00	Abengoa Bioenergia Brasil, S.A./Abengoa Bioenergia Agroindústria, Ltda .	—	(6)	—
Abengoa Bioenergía, S.A.	Seville (ES)	145,522	97.30	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(6)	B
Abengoa Bioenergy Corporation, LLC.	Chesterfield (US)	61,058	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	B
Abengoa Bioenergy Developments, LLC.	Missouri (US)	1	100.00	Abengoa Bioenergy US Holding, LLC.	(*)	(6)	—
Abengoa Bioenergy Engineering & Construction, LLC.	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Funding	Chesterfield (US)	234,629	100.00	Abengoa Bioenergy Meramec Renewable, LLC.	—	(6)	B
Abengoa Bioenergy Germany	Rostock (DE)	11,859	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Bioenergy Holdco, Inc.	Chesterfield (US)	602,921	100.00	Abengoa US Holding, LLC/ASA Bioenergy Holding, AG	(*)	(6)	—
Abengoa Bioenergy Hybrid of Kansas, LLC.	Chesterfield (US)	230,494	100.00	Abengoa Bioenergy Technology Holding, Inc.	—	(6)	—
Abengoa Bioenergy Investments , LLC.	Chesterfield (US)	—	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Maple, LLC.	Chesterfield (US)	234,629	100.00	Abengoa Bioenergy Funding LLC.	—	(6)	B
Abengoa Bioenergy Meramec Renewable, LLC.	Chesterfield (US)	277,119	91.00	Abengoa Bioenergy Holdco, Inc.	—	(6)	B
Abengoa Bioenergy Netherlands B.V.	Rotterdam (NL)	494,710	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy New Technologies , LLC.	Chesterfield (US)	605	100.00	Abengoa Bioenergy Technology Holding, LLC.	—	(6)	B
Abengoa Bioenergy of Illinois, LLC.	Chesterfield (US)	175,548	100.00	Abengoa Bioenergy Maple, LLC	—	(6)	—
Abengoa Bioenergy of Indiana, LLC.	Chesterfield (US)	146,911	100.00	Abengoa Bioenergy Maple, LLC.	—	(6)	—
Abengoa Bioenergy of Kansas, LLC.	Chesterfield (US)	183	100.00	Abengoa Bioenergy Operations,LLC	—	(6)	—
Abengoa Bioenergy Operations , LLC.	Chesterfield (US)	384,075	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	B
Abengoa Bioenergy Renewable Power US, LLC.	Chesterfield (US)	341	100.00	Abengoa Bioenergy Operations, LLC.	—	(6)	—
Abengoa Bioenergy Technology Holding , LLC.	Chesterfield (US)	230,494	100.00	Abengoa Bioenergy US Holding, LLC.	—	(6)	—
Abengoa Bioenergy Trading Europe, B.V.	Rotterdam (NL)	18	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Abengoa Bioenergy Trading US, LLC.	Chesterfield (US)	—	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Abengoa Bioenergy UK Limited	Cardiff (UK)	14,503	100.00	Abengoa Bioenergía Inversiones, S.A.	—	(6)	—
Abengoa Bioenergy US Holding, LLC.	Chesterfield (US)	782,692	100.00	Abengoa Bioenergy Holdco, Inc.	—	(6)	B
Abengoa Chile, S.A.	Santiago (CL)	48,167	100.00	Asa Investment, AG/Teyma Abengoa, S.A.	—	(1)	B
Abengoa Cogeneración Tabasco, S. de R.L. de C.V.	Mexico City (MX)	74,379	100.00	Abener Energía, S.A/Abengoa México, S.A. de C.V.	—	(5)	B
Abengoa Colombia, S.A.S.	Bogota (CO)	42	100.00	Abengoa Perú, S.A./Abener Energía, S.A./Abeinsa Infraestructuras Medio Ambiente, S.A.	(*)	(1)	—
Abengoa Concessoes Brasil Holding S.A.	R. de Janeiro (BR)	862,916	100.00	Abengoa Brasil, S.A./ Sociedad Inversora de Líneas de Brasil, S.L.	—	(2)	B
Abengoa Construçao Brasil, Ltda	R. de Janeiro (BR)	166,585	100.00	Befesa Brasil, S.A./Sociedad Inversora de Líneas de Brasil, S.L.	—	(1)	B
Abengoa Finance	Seville (ES)	60	100.00	Abengoa, S.A.	—	(1)	B
Abengoa Hellas Solar Power Systems Limited Liabilities Company	Atenas (GR)	9	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	—	(3)	D
Abengoa Hidrógeno, S.A	Seville (ES)	912	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.	—	(8)	B
Abengoa México, S.A. de C.V.	Mexico City (MX)	149,806	97.65	Asa Investment, AG	—	(1)	B
Abengoa Perú, S.A.	Lima (PE)	128,306	99.90	Asa Investment AG	—	(1)	B
Abengoa Puerto Rico, S.E.	San Juan (PR)	8	100.00	Siema Investment, S.L./Abencor Suministros, S.A.	—	(1)	A
Abengoa Research, S.L.	Seville (ES)	5,053	100.00	Abeinsa, Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Abengoa SeaPower, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.	(*)	(1)	—
Abengoa Servicios S.A. De C.V.	Mexico City (MX)	166	100.00	Abengoa México, S.A. de C.V./Servicios Aux. de Admon., S.A	—	(1)	B
Abengoa Solar Power Australia (Pty) Ltd.	Brisbane (AU)	63	100.00	Abengoa Solar Internacional, S.A.	—	(3)	—
Abengoa Solar Engeneering (Beijing), Co. Ltd.	Beijing (CN)	103	100.00	Abengoa Solar, S.A.	—	(3)	D
Abengoa Solar España, S.A.	Seville (ES)	13,346	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(8)	B
Abengoa Solar Extremadura, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.	—	(3)	—
Abengoa Solar GmbH	Berlin (DE)	75	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	B
Abengoa Solar India Private Limited	Maharashtra (IN)	929	100.00	Abengoa Solar China, S.A./Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar Industrial Systems, LLC.	Colorado (US)	528	100.00	Abengoa Solar, LLC.	—	(8)	B
Abengoa Solar Internacional, S.A.	Seville (ES)	12,501	100.00	Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar Italia, S.R.L.	Rome (IT)	501	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar New Tecnologies, S.A.	Seville (ES)	3,986	100.00	Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar Operations, LLC.	Delaware (US)	1	100.00	Abengoa Solar, LLC.	—	(3)	—
Abengoa Solar Power South Africa (Pty) Ltd.	Gauteng (ZA)	512	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	B
Abengoa Solar Power, S.A.	Seville (ES)	250	100.00	Abengoa Solar, S.A./Abengoa Solar PV, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Abengoa Solar PV, LLC.	Colorado (US)	8,971	100.00	Abengoa Solar, LLC.	—	(8)	B
Abengoa Solar S.A.	Seville (ES)	12,060	100.00	Abengoa, S.A./Abengoa Solar España, S.A.	—	(8)	B
Abengoa Solar Saudi Arabia Limited Liability Company	Riyadh (SA)	202	100.00	Abengoa Solar Ventures, S.A./Abengoa Solar Power, S.A.	(*)	(8)	—
Abengoa Solar South Africa (Pty) Ltd.	Gauteng (ZA)	5,994	100.00	South Africa Solar Investments, S.L.	—	(8)	B
Abengoa Solar US Holdings Inc.	Colorado (US)	8	100.00	Abengoa US Holding, LLC.	(*)	(8)	—
Abengoa Solar Ventures S.A	Seville (ES)	26,660	99.90	Abengoa Solar, S.A.	—	(8)	B
Abengoa Solar, LLC.	New York (US)	560,938	100.00	Abengoa Solar US Holdings Inc.	—	(8)	B
Abengoa T&D Corporation	Delaware (US)	732	100.00	Teyma USA Inc.	—	(1)	B
Abengoa Transmisión Norte S.A.	Lima (PE)	175,288	100.00	Abengoa Perú, S.A./Asa Iberoamérica, S.L.	—	(2)	B
Abengoa Transmisión Sur, S.A.	Lima (PE)	64,379	75.00	Asa Iberoamérica, S.L./Abengoa Perú, S.A.	—	(2)	B
Abengoa US Holding, LLC.	Washington (US)	1,162,868	100.00	Abengoa Bioenergía, S.A./ Abengoa Solar, S.A./Abeinsa, S.A./Abengoa Water, S.L.U.	(*)	(1)	—
Abengoa US Operations, LLC.	Washington (US)	—	100.00	Abengoa US, LLC.	(*)	(1)	—
Abengoa US, LLC.	Washington (US)	—	100.00	Abengoa Bioenergy Holdco, Inc./ Abengoa Solar US Holdings, Inc./ Abengoa Water Holding USA, Inc./ Abener Energia, S.A./ Abacus Project Management, Inc./ Teyma USA Inc.	(*)	(1)	—
Abengoa Water Beijing Co., Ltd	Beijing (CN)	3	100.00	Abengoa Water, S.L.U.	(*)	(4)	D
Abengoa Water Dalian, S.L.	Seville (ES)	3	100.00	Abengoa Water, S.L.U.	(*)	(8)	—
Abengoa Water Holding USA, Inc.	Delaware (US)	1	100.00	Abengoa US Holding, LLC.	(*)	(4)	—
Abengoa Water Investments Ghana BV	Amsterdam (NL)	1,348	100.00	Abengoa Water Nungua, S.L.U.	—	(8)	—
Abengoa Water Nungua, S.L.U	Seville (ES)	1,315	100.00	Abengoa Water, S.L.U.	—	(8)	—
Abengoa Water S.L.U.	Seville (ES)	10,860	100.00	Abengoa, S.A.	—	(8)	B
Abengoa Water USA, LLC.	Texas (US)	5,072	100.00	Abengoa Water Holding USA, Inc.	—	(8)	—
Abent 3T, S de RL de C.V.	Mexico City (MX)	3	100.00	Abengoa México, S.A. de C.V./ Abener Energía S.A.	(*)	(5)	—
Abenta Concessões Brasil	R. de Janeiro (BR)	4	95.84	Abengoa Concessões Brasil Holding, S.A.	—	(2)	—
Abenta Construçao Brasil Ltda	R. de Janeiro (BR)	—	90.00	Abengoa Brasil, Ltda.	—	(1)	B
Abentel Telecomunicaciones, S.A.	Seville (ES)	5,530	100.00	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Abentey Brasil, Ltda.	Pirassununga (BR)	—	100.00	Abener Energía, S.A./Teyma Internacional,S.A.	—	(1)	B
Abentey Hugoton General Partnership	Chesterfield (US)	8	100.00	Teyma USA Inc./Abener Engineering and Construction Services, LLC.	—	(1)	B
Abentey Mojave General Partnership	Chesterfield (US)	42	100.00	Teyma USA Inc./Abencs Construction Services, LP.	—	(1)	B
Abratey Construção Ltda.	R. de Janeiro (BR)	—	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(1)	B
ACE Abengoa Cogeneración de Energía S.A	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
Aelsa, Abener El Sauz, S.A. De C.V.	Mexico City (MX)	6	100.00	Abener, S.A./Abengoa, S.A.	—	(1)	B
Aguas de Skikda	Argel (DZ)	10,811	51.00	Geida Skikda, S.L.	—	(4)	D
Aleduca, S.L	Madrid (ES)	7,255	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(8)	—
Alianza Medioambiental, S.L.	Vizcaya (ES)	118,041	100.00	Befesa Medioa Ambiente, S.L.U.	—	(7)	B
Alumninios en Disco S.A. (Aludisc)	Huesca (ES)	2,400	100.00	Befesa Aluminio, S.L.	—	(7)	—
Aprovechamientos Energéticos Furesa, S.A. (Aprofusa)	Murcia (ES)	2,211	98.00	Abeinsa Asset Management, S.L.	—	(5)	C
Aqualdre Zinc ,S.L	San Sebastian (ES)	232	100.00	MRH-Residuos Metálicos, S.L.	(*)	(7)	—
Arao Enerxías Eólica, S.L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
Asa Bioenergy Holding, AG	Zug (SZ)	430,749	99.98	Abengoa Bioenergía, S.A.	—	(6)	B
Asa Bioenergy of Nebraska, LLC.	Chesterfield (US)	40,195	100.00	Abengoa Bioenergy Operations, LLC	—	(6)	B
Asa E.& E.H., AG	Zug (SZ)	214,592	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	A
Asa Iberoamérica, S.L.	Seville (ES)	48,522	100.00	Soc. Inv. Energía y Medio Ambiente, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Asa Investment AG	Zug (SZ)	69,950	100.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
ASA Investment Brasil Ltda.	R. de Janeiro (BR)	850	100.00	Befesa Brasil/Abengoa Brasil, S.A.	—	(1)	B

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
ASO Holdings, LLC.	Colorado (US)	263,083	73.52	Abengoa Solar, LLC.	—	(8)	B
ATE IV Sao Mateus Transmissora de Energía	R. de Janeiro (BR)	69,006	76.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE IX Transmissora de Energía, S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(2)	—
ATE V Londrina Transmissora De Energía S.A	R. de Janeiro (BR)	47,173	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE VI Campos Novos Transmissora de Energía ,S.A	R. de Janeiro (BR)	43,672	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE VII Foz do Iguacú Transmissora de Energía, S.A.	R. de Janeiro (BR)	29,316	100.00	Abengoa Concessoes Brasil Holding, S.A./Abengoa Brasil Ltda.	—	(2)	B
ATE X Abengoa Brasil Administraçao Predial, Ltda.	R. de Janeiro (BR)	—	100.00	Abengoa Brasil, S.A./Abengoa Concesssoes Brasil Holding, S.A.	—	(1)	—
ATE XI, Manaus Transmissora de Energía, S.A.	R. de Janeiro (BR)	209,456	50.50	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
ATE XIII, Norte Brasil Transmissora de Energía, S.A	R. de Janeiro (BR)	145,808	51.00	Abengoa Concessoes Brasil Holding, S.A.	—	(2)	B
ATE XIX Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XVI Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XVII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATE XVIII Transmissora de Energia S.A.	R. de Janeiro (BR)	—	100.00	Abengoa Concessões Brasil Holding S.A./Abengoa Construção Brasil Ltda.	(*)	(2)	—
ATN 1, Abengoa Trasmisión Sur, S.A.	Lima (PE)	59	100.00	Abengoa Transmisión Norte, S.A./Abengoa Perú, S.A.	—	(2)	B
ATN 2, S.A.	Santiago de Chile (CH)	1	99.98	Abengoa Perú, S.A.	—	(2)	B
Aurorex S.A.	Montevideo (UY)	108	100.00	Teyma Renovables	—	(1)	—
Aznalcóllar Solar, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Baja California 229, S.A. de C.V.	Mexico City (MX)	3	100.00	Abener Energía, S.A./Abener Ghenova Ing., S.A./Abener Servicios Auxiliares, S.A. de C.V.	(*)	(1)	B
Bargoa, S.A.	R. de Janeiro (BR)	23,854	99.98	Abengoa Comer. y Administraçao, S.A./ Asa Investment AG	—	(1)	A
Befesa Agua Djerba, S.L.	Seville (ES)	13	100.00	Abengoa Water, S.L.U.	—	(8)	—
Befesa Agua Internacional S.L.	Seville (ES)	3	100.00	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)	—	(1)	—
Befesa Agua Tenes S.L.	Madrid (ES)	10,026	100.00	Abengoa Water S.L.U.	—	(4)	—
Befesa Aluminio, S.L.	Vizcaya (ES)	59,109	100.00	Befesa Reciclaje de Residuos de Aluminio, S.L.	—	(7)	B
Befesa Aluminium Germany GmbH	Sajonia-Anhalt (DE)	28	100.00	Befesa Salzschlacke GmbH	(*)	(7)	—
Befesa Apa, S.R.L	Bucarest (RO)	10	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Befesa Argentina ,S.A.	Buenos Aires (AR)	6,080	100.00	Alianza Medioambiental, S.L./Befesa Desulfuración, S.A.	—	(7)	B
Befesa Brasil	R. de Janeiro (BR)	1,701	100.00	Asa Investment AG /Alianza Medioambiental, S.L.	—	(7)	—
Befesa CTA Qingdao, S.L.U.	Madrid (ES)	35,163	100.00	Abengoa Water, S.L.U.	—	(4)	B
Befesa Desalination Developments Ghana Limited	Accra (GH)	8	56.00	Abengoa Water Investment Ghana BV	(*)	(4)	—
Befesa Desulfuración, S.A.	Barakaldo (ES)	36,510	90.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Escorias Salinas, S.A.	Valladolid (ES)	6,786	100.00	Befesa Aluminio, S.L.	—	(7)	B
Befesa Gest. Res. Ind, S.L. (Begri)	Vizcaya (ES)	79,546	100.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Infraestructure India, Pvt. Ltd.	Chennai (IN)	7,602	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	B
Befesa Limpiezas Industriales México S.A. de C.V.	Mexico City (MX)	6	100.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	—	(7)	D
Befesa Medio Ambiente, S.L.U.	Vizcaya (ES)	545,736	100.00	Abengoa, S.A.	—	(7)	B
Befesa México, S.A. De C.V.	Mexico City (MX)	4,023	100.00	Abengoa México, S.A./Alianza Medioambiental, S.L.	—	(7)	B

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Befesa PCB	Cartagena (ES)	1,358	100.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Perú, S.A.	Lima (PE)	5,457	100.00	Alianza Mediambiental, S.L.	—	(7)	B
Befesa Plásticos, S.L.	Murcia (ES)	5,415	97.40	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Portugal Gestáo de Resíduos Industriais, S.A.	Lisboa (PT)	50	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Befesa Reciclaje de Residuos de Aluminio S.L.	Vizcaya (ES)	57,233	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	B
Befesa Salt Slag, Ltd	Gales (UK)	21,399	100.00	Befesa Aluminio, S.L./Befesa Escorias Salinas, S.A.	—	(7)	D
Befesa Salzschlacke GmbH	Hannover (DE)	6,500	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	B
Befesa Scandust AB	Landskrona (SE)	28,044	100.00	Befesa Zinc, S.L.	—	(7)	B
Befesa Servicios Corporativos, S.A.	Madrid (ES)	1,126	100.00	Befesa Medioa Ambiente, S.L.U.	—	(7)	—
Befesa Servicios S.A	Buenos Aires (AR)	597	51.00	Alianza Medioambiental, S.L./ Befesa Desulfuración	—	(7)	D
Befesa Silvermet Adana Celik Tozu Geri Donusum AS	Sarıseki-Iskenderun (TR)	304	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	—
Befesa Silvermet Iskenderun	Iskenderun (TU)	8,823	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	B
Befesa Silvermet Izmir Celik Tozu Geri Donusum AS	Sarıseki-Iskenderun (TR)	741	100.00	Befesa Silvermet Turkey, S.L.	—	(7)	—
Befesa Silvermet Turkey, S.L.	Vizcaya (ES)	6,702	51.00	Befesa Zinc, S.A.U.	—	(7)	—
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	3,336	100.00	MRH-Residuos Metálicos, S.L.	—	(7)	—
Befesa Steel Services GmbH	Duisburg (DE)	58,878	100.00	Befesa Zinc Germany	—	(7)	B
Befesa Uruguay	Montevideo (UY)	12	100.00	Teyma Medioambiente, S.A.	—	(1)	—
Befesa Valera S.A.S.	Gravelines (FR)	28,754	100.00	Befesa Zinc, S.A.	—	(7)	B
Befesa Valorización de Azufre, S.L.U.	Vizcaya (ES)	46,344	100.00	Alianza Medioambiental, S.L.	—	(7)	B
Befesa Valorización S.L Sociedad Unipersonal	Cartagena (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Befesa Zinc Freiberg GmbH & Co KG	Freiberg (DE)	52,521	100.00	Befesa Zinc, S.A.U.	—	(7)	B
Befesa Zinc Aser, S.A.	Vizcaya (ES)	18,039	100.00	Befesa Zinc, S.L	—	(7)	B
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	60	100.00	Befesa Zinc, S.L.	—	(7)	B
Befesa Zinc Duisburg GmbH	Duisburg (DE)	4,953	100.00	Befesa Steel Services GmbH/Befesa Zinc Germany	—	(7)	B
Befesa Zinc Germany	Duisburg (DE)	273,190	100.00	Befesa Zinc, S.L.	—	(7)	—
Befesa Zinc Gravelines, S.A.S.U.	Gravelines (FR)	8,000	100.00	Befesa Valera, S.A.S.	—	(7)	B
Befesa Zinc Óxido, S.A.U.	Vizcaya (ES)	7,436	100.00	Befesa Zinc, S.A.U.	—	(7)	B
Befesa Zinc Sur, S.L.	Vizcaya (ES)	5,145	100.00	Befesa Zinc, S.A.U.	—	(7)	—
Befesa Zinc, S.L.	Vizcaya (ES)	34,626	100.00	MRH Residuos Metálicos, S.L.	—	(7)	B
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	66,679	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
Bioetanol Galicia, S.A.	A Coruña (ES)	7,448	100.00	Abengoa Bioenergía Inversiones, S.A./Ecoagrícola, S.A.	—	(6)	B
C.D.Puerto San Carlos S.A. De C.V.	Mexico City (MX)	13,917	100.00	Abener Energía, S.A./Abengoa, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Cadonal, S.A.	Montevideo (UY)	2	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Captación Solar, S.A.	Seville (ES)	205	100.00	Abeinsa Asset Management, S.L./Abener Energía, S.A.	—	(1)	—
Captasol Fotovoltaica 1, S.L.	Seville (ES)	57	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 10, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 11, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 12, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 13, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 14, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 15, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 16, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Captasol Fotovoltaica 17, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 18, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 19, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 2, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 20, S.L.	Seville (ES)	1,144	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 21, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 22, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 23, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 24, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 25, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 26, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 27, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 28, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 29, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 3, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 30, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 31, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 32, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 33, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 34, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 35, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 36, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 37, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 38, S.L.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 4, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 40, S.L.	Seville (ES)	59	100.00	Abengoa Solar España, S.A./Linares Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 5, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 52, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 58, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 6, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 7, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 72, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 73, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Captasol Fotovoltaica 77, S.L.	Seville (ES)	3	99.94	Abengoa Solar España, S.A.	—	(3)	—
Captasol Fotovoltaica 8, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Captasol Fotovoltaica 9, S.L.	Seville (ES)	3	100.00	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.	—	(3)	—
Carpio Solar Inversiones, S.A.	Seville (ES)	130,859	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(8)	B
Casaquemada Fotovoltaica, S.L.	Seville (ES)	2,936	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Cedisolar	Ourense (ES)	4,992	57.50	Rioglass Solar Holding, S.A.	—	(3)	—
Centro Industrial y Logístico Torrecúellar, S.A.	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	—
Centro Morelos 264 S.A. de C.V	Mexico City (MX)	2	100.00	Abener Energía, S.A./Inst. Inabensa, S.A./Servicios Auxiliares de Administración, S.A.	(*)	(1)	B
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	12,899	100.00	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Cogeneración Villaricos, S.A. (Covisa)	Seville (ES)	5,951	99.22	Abeinsa Asset Management, S.L.	—	(5)	C
Comemsa, Construcc Metalicas Mexicanas, S.A. De C.V.	Queretaro (MX)	21,053	100.00	Europea Const. Metálicas, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Complejo Medioambiental Tierra de Campos, S.L	Palencia (ES)	46	77.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Concesionaria del Acueducto el Zapotillo, S.A. de C.V.	Mexico City (MX)	—	100.00	Abengoa México, S.A.C.V./Abeinsa Infraestructuras MedioAmbiente, S.A./Abeinsa, S.A.	(*)	(4)	B
Construcciones y Depuraciones, S.A.	Seville (ES)	7,771	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	B
Construtora Integração Ltda.	R. de Janeiro (BR)	—	51.00	Abengoa Brasil, S.A.	—	(1)	B
Copero Solar Huerta Cinco, S.A.	Seville (ES)	87	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	88	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Diez, S.A.	Seville (ES)	32	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Dos, S.A.	Seville (ES)	92	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Nueve, S.A.	Seville (ES)	42	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Ocho, S.A.	Seville (ES)	81	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Seis, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Siete, S.A.	Seville (ES)	83	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Tres, S.A	Seville (ES)	94	50.00	Abengoa Solar España, S.A.	—	(3)	B
Copero Solar Huerta Uno, S.A.	Seville (ES)	96	50.00	Abengoa Solar España, S.A.	—	(3)	B
CSP Equity Investment, S.A.R.L.	Luxembourg (LU)	341,958	100.00	Abengoa Solar España, S.A.	(*)	(8)	—
Cycon Solar, LTD	Nicosia (CY)	1	66.00	Abengoa Solar Internacional, S.A.	—	(3)	B
Donsplav	Ukraine (UA)	980	51.00	Befesa Aluminio, S.L.	(*)	(7)	—
Ecija Solar Inversiones, S.A	Seville (ES)	85,886	100.00	CSP Equity Investment S.A.R.L./Abengoa Solar, S.A.	—	(8)	B
Ecoagricola, S.A.	Murcia (ES)	586	100.00	Abengoa Bioenergía Inversiones, S.A./Ecocarburantes, S.A.	—	(6)	B
Ecocarburantes Españoles , S.A.	Murcia (ES)	3,798	95.10	Abengoa Bioenergía Inversiones, S.A.	—	(6)	B
Ecovedras SA	Torres Vedras (PT)	39	78.00	Alianza Medioambiental, S.L.	—	(7)	—
Energoprojekt-Gliwice, S.A.	Gliwice (PL)	6,773	100.00	Abener Energía, S.A.	—	(1)	D
Enernova Ayamonte S.A.	Huelva (ES)	2,281	91.00	Abeinsa Asset Management, S.L.	—	(5)	C
Enicar Chile, S.A.	Santiago (CL)	3	100.00	Abengoa Chile, S.A.	—	(2)	—
Epartir, S.A.	Montevideo (UY)	—	100.00	Teyma Sociedad de Inversión, S.A.	(*)	(5)	—
Europea Const. Metálicas, S.A. (Eucomsa)	Seville (ES)	7,124	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.	—	(1); (8)	B
Evacuación Valdecaballeros	Madrid (ES)	8,984	57.12	Solaben Electricidad Uno, Dos y Seis S.A.	—	(3)	—
Faritel, S.A.	Montevideo (UY)	13	100.00	Teyma Forestal, S.A.	—	(1)	—
Financiera Soteland, S.A.	Montevideo (UY)	380	100.00	Asa Investment AG	—	(1)	—
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	800	80.00	Abengoa Solar España, S.A.	—	(3)	B
Galdán, S.A	Navarra (ES)	1,485	100.00	Befesa Aluminio, S.L.	—	(7)	—
Geida Skikda, S.L.	Madrid (ES)	7,577	67.00	Abengoa Water S.L.U.	—	(4)	—
GES Investment C.V.	Amsterdam (NL)	—	92.00	ASA Investment AG	(*)	(1)	—
Gestión Integral de Recursos Humanos, S.A.	Seville (ES)	1,263	100.00	Siema Technologies, S.L	—	(1)	B

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Girhmex, S.A. De C.V.	Mexico City (MX)	3	100.00	Gestión Integral de Recursos Humanos, S.A./Abengoa México, S.A. de C.V.	(*)	(1)	—
Global Engineering Services LLC.	Delaware (US)	2	100.00	GES Investment C.V.	—	(1)	—
Harper Dry Lake Land Company, LLC.	Delaware (US)	1	100.00	Abengoa Solar, LLC.	—	(3)	—
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad DIez, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Doce, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Once, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Siete, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Trece, S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helio Energy Electricidad Tres, S.A.	Seville (ES)	4,560	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Helioenergy Electricidad Veinticinco, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintitres, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helioenergy Electricidad Veintiuno, S.A	Seville (ES)	60	99.99	Abengoa Solar España, S.A.	—	(3)	—
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	120,739	100.00	Hypesol Energy Holding, S.L.	—	(3)	B
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	113,181	100.00	Hypesol Energy Holding, S.L.	—	(3)	B
Hidro Abengoa, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Holding de Energía Eólica S.A.	Montevideo (UY)	927	100.00	Teyma Renovables/Instalaciones Inabensa, S.A	—	(1)	B
Hypesol Energy Holding , S.L.	Seville (ES)	236,067	100.00	Abengoa Solar España, S.A./Abengoa Solar New Technologies S.A.	—	(8)	B
Inabensa (Pty) Ltd.	Johannesburg (ZA)	—	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Inabensa Bharat Private Limited	New Delhi (IN)	4,135	100.00	Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A./Abener Energía, S.A.	—	(1)	A
Inabensa Electric and Electronic Equipment Manufacturing (Tiajin) Co. Ltda.	Tianjin (CN)	190	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	D
Inabensa Fotovoltaica, S.L.	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.	—	(1)	—
Inabensa France, S.A.	Pierrelate (FR)	550	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Holdings	London (UK)	—	100.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Inabensa Maroc, S.A.	Tanger (MA)	2,373	100.00	Instalaciones Inabensa, S.A.	—	(1)	A
Inabensa Portugal	Lisboa (PT)	280	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Inabensa Rio Ltda.	R. de Janeiro (BR)	—	100.00	Befesa Brasil, S.A./Abengoa Brasil, S.A.	—	(1)	B
Inabensa Saudí Arabia, LLC.	Dammam (SA)	93	100.00	Instalaciones Inabensa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Inabensa USA, LLC.	Phoenix (US)	38	100.00	Abeinsa, Inc. LLC.	(*)	(1)	—
Inabensa, LLC.	Ruwi (OM)	366	70.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Iniciativas Hidroeléctricas de Aragón y Cataluña, S.L. (IHCAC)	Huesca (ES)	4,007	95.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	—
Iniciativas Medioambientales, S.L.	Seville (ES)	8	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Insolation 17 S.R.L	Rome (IT)	2	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(8)	—
Insolation 18 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 10 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Insolation Sic 11 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 12 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 13 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 14 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 15 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 4 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 5 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 6 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 7.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 8 S.R.L	Palermo (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Insolation Sic 9 S.R.L	Rome (IT)	—	100.00	Abengoa Solar Italia, S.R.L./Abengoa Solar, S.A.	—	(3)	—
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	—	100.00	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Inabensa Insaat Enerji Limited Sirketi	Ankara (TR)	58	100.00	Instalaciones Inabensa, S.A.	—	(1)	B
Instalaciones Inabensa, S.A.	Seville (ES)	17,307	100.00	Nicsa/Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Inversora Enicar, S.A.	Santiago (CL)	2,140	100.00	Abengoa Chile, S.A.	—	(2)	—
Italica Solare S.R.L.	Rome (IT)	15	100.00	Abengoa Solar, S.A.	—	(3)	—
Kaxu CSP O&M Company (Pty) Ltd.	Gauteng (ZA)	16,113	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(3)	B
Kaxu CSP South Africa (Pty) Ltd.	Gauteng (ZA)	1,593	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Khi CSP O&M Company (Pty) Ltd.	Gauteng (ZA)	16,113	92.00	Abengoa Solar Power South Africa (Pty) Ltd.	(*)	(3)	B
Khi CSP South Africa (Pty) Ltd.	Gauteng (ZA)	956	51.00	Abengoa Solar South Africa (Pty) Ltd.	—	(3)	B
Klitten, S.A.	Montevideo (UY)	17	100.00	Teyma Construcciones, S.A.	—	(1)	—
L.T. Rosarito y Monterrey, S.A. De C.V.	Mexico City (MX)	3,024	100.00	Asa Investment AG/Abengoa México S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	D
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	8,164	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Las Cabezas Solar S.L.	Seville (ES)	3	100.00	Aleduca, S.L.	—	(3)	—
Latifox S.A.	Montevideo (UY)	2	100.00	Teyma Renovables	—	(1)	—
Linares Fotovoltaica, S.L.	Seville (ES)	3,271	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	B
Lineas 612 Norte Noroeste, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	—
Linha Verde Transmisora de Energia, S.A.	Brasilia (BR)	14,489	51.00	Abengoa Concessoes Brasil Holding S.A.	—	(2)	B
Logrosán Solar Inversiones Dos, S.A	Seville (ES)	60	100.00	Abengoa Solar España S.A./Abengoa Solar S.A.	(*)	(8)	—
Logrosán Solar Inversiones, S.A.	Extremadura (ES)	125,113	100.00	CSP Equity Investment, S.A.R.L./Abengoa Solar New Technologies S.A.	—	(8)	B
Manaus Constructora Ltda	R. de Janeiro (BR)	—	50.50	Abengoa Concessões Brasil Holding, S.A.	—	(1)	—
Marismas PV A1, S.L.	Seville (ES)	6,998	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Marismas PV A13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV A9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV B8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Marismas PV B9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C10, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C11, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C12, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C13, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C14, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C15, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C16, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C17, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C18, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C4, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C5, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C6, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C7, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C8, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV C9, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E1, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E2, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marismas PV E3, S.L.	Seville (ES)	123	100.00	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.	—	(3)	—
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional. S.A.	—	(3)	B
Marusthal Green Power Private Limited	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Mojave Solar Holding, LLC.	Delaware (US)	158,318	100.00	Abengoa Solar, LLC.	—	(8)	—
MRH-Residuos Metálicos, S.L.	Vizcaya (ES)	141,363	100.00	Befesa Medioa Ambiente, S.L.U.	—	(7)	—
Mundiland, S.A.	Montevideo (UY)	3,006	100.00	Siema Factory Holding AG	—	(1)	—
NEA Solar Investments, S.A	Seville (ES)	61	100.00	Abengoa Solar, S.A./Abengoa Solar España, S.A.	(*)	(8)	—
NEA Solar O&M, S.A.	Seville (ES)	61	100.00	NEA Solar Investments, S.A /Abengoa Solar España, S.A.	(*)	(8)	—
NEA Solar Power, S.A.	Seville (ES)	61	100.00	NEA Solar Investments, S.A /Abengoa Solar España, S.A.	(*)	(8)	—
Nicefield S.A	Uruguay (UY)	3	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Nicsa Asia Pacific Private Limited	Singapore (SG)	—	100.00	Negocios Industriales y Comerciales, S.A.	(*)	(1)	—
Nicsa Fornecimiento de Materiais Eléctricos Ltda	R. de Janeiro (BR)	1,503	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Nicsa Industrial Supplies Corporation	Houston (US)	790	100.00	Abeinsa, Inc. LLC.	—	(1)	B
Nicsa Mexico, S.A. de C.V.	Mexico City (MX)	4	99.80	Negocios Industriales y Comerciales, S.A./Abengoa México, S.A. de C.V.	—	(1)	B
Nicsa Middle East, FZE	Sharjah (AE)	29	100.00	Negocios Industriales y Comerciales, S. A	—	(1)	B
Nicsa Perú, S.A.	Lima (PE)	3	100.00	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	(*)	(1)	—
Nicsa Suministros Industriales, S.A.	Buenos Aires (AR)	—	100.00	Befesa Argentina, S.A./Teyma Abengoa, S.A.	—	(7)	D
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	1,791	100.00	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	C
Norventus Atlántico, S.L	A Coruña (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(5)	—
OMEGA Operação e Manutenção de Linhas de Transmissão, S.A.	R. de Janeiro (BR)	175	100.00	Instalaciones Inabesa S.A./Abengoa Brasil, S.A.	—	(1)	B
Omega Sudamérica, S.L	Seville (ES)	3	100.00	Instalaciones Inabensa, S.A./ASA Iberoamérica S.A.	(*)	(1)	—
Palmatir S.A.	Montevideo (UY)	893	100.00	Holding de Energía Eólica, S.A.	—	(5)	B
Palmucho, S.A.	Santiago (CL)	2	100.00	Abengoa Chile, S.A. / Enicar Chile, S.A.	—	(2)	B
Pomacocha Power S.A.	Lima (PE)	—	90.00	Abengoa Perú, S.A.	—	(1)	—
Power Structures Inc.	Delaware (US)	—	100.00	Abeinsa, Inc. LLC.	—	(1)	B
Procesos Ecológicos Carmona 1, S.A.	Seville (ES)	63	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 2, S.A.	Seville (ES)	90	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Carmona 3, S.A.	Seville (ES)	60	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Lorca 1, S.A.	Seville (ES)	180	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(1)	—
Procesos Ecológicos Vilches, S.A.	Seville (ES)	1,299	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Procesos Ecológicos, S.A.	—	(7)	B
Puerto Real Cogeneración, S.A. (Precosa)	Cadiz (ES)	176	99.10	Abeinsa Asset Management, S.L.	—	(5)	B
Qingdao BCTA Desalinataion Co.Ltd.	Qingdao (CH)	37,786	92.59	Befesa CTA Qingdao, S.L.	—	(4)	B
Qingdao Befesa Agua Co., Ltd. (WFOE Qingdao)	Qingdao (CH)	209	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Codesa, S.A.	—	(1)	B
Rajathan Photon Energy	Maharashtra (IN)	7	100.00	Abengoa Solar India Private Limited/Abengoa Solar Internacional, S.A.	—	(3)	B
Residuos Ind. De la Madera de Córdoba, S.A.	Cordoba (ES)	617	71.09	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Rioglass Solar 2	Asturias (ES)	60	99.99	Rioglass Solar Holding, S.A.	—	(8)	B
Rioglass Solar Holding, S.A.	Asturias (ES)	502	50.00	Abengoa Solar, S.A.	—	(8)	B
Rioglass Solar Inc.	Delaware (US)	9,391	100.00	Rioglass Solar Holding, S.A.	—	(8)	B
Rioglass Solar, S.A	Asturias (ES)	6,906	100.00	Rioglass Solar Holding, S.A.	—	(8)	B
Royalla PV (Pty) Ltd.	Brisbane (AU)	22	100.00	Abengoa Solar Internacional, S.A.	(*)	(3)	—
S.E.T Sureste Peninsular, S.A. De C.V.	Mexico City (MX)	1,615	100.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	—
Sanlúcar Solar, S.A.	Seville (ES)	8,225	100.00	Abengoa Solar, S.A./Asa Environment	—	(3)	B
SAS Abengoa Bioenergia Biomasse France	Arance (FR)	3	100.00	Abengoa Bioenrgia, S.A.	—	(6)	—
Scios. Aux. Admon., S.A. De C.V. (Saxsa)	Mexico City (MX)	3	99.80	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(1)	B
Serv. Integ. Manten y Operac., S.A. (Simosa)	Seville (ES)	1,185	100.00	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.	—	(1)	C
Servicios de Ingenieria IMASA (SDI -IMA)	Santiago (CL)	2,832	60.00	Abengoa Chile, S.A.	—	(1)	B
Shariket Tenes Lilmiyah Spa	Argel (DZ)	9,871	51.00	Befesa Aguas Tenes, S.L.	—	(4)	D
Siema Factory Holding, AG	Zug (SZ)	9,353	100.00	Siema Investment, S.L.	—	(1)	—
Siema Investment, S.L.	Madrid (ES)	7,000	100.00	Siema Technologies, S.L	—	(1)	—
Siema Technologies, S.L.	Madrid (ES)	24,297	100.00	Abengoa, S.A./Siema AG	—	(1)	B
Siema, AG	Zug (SZ)	8,757	100.00	Sociedad Inversora Energía y Medio Ambiente, S.A.	—	(1)	—
Simosa I.T., S.A	Seville (ES)	61	100.00	Abengoa, S.A./Simosa, S.A.	—	(1)	B
Simosa IT Uruguay S.A.	Montevideo (UY)	2	100.00	Simosa IT, S.A.	—	(1)	B
Simosa IT US, LLC	Chesterfield (US)	—	100.00	Simosa IT, S.A.	—	(1)	B
Sinalan, S.A.	Montevideo (UY)	4	100.00	Teyma Forestal, S.A.	—	(1)	—

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Sistemas de Desarrollo Sustentables S.A. De C.V.	Mexico City (MX)	4,678	65.00	Befesa México, S.A. De C.V./Abengoa México, S.A. de CV	—	(7)	B
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	93,008	100.00	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.	—	(1)	B
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	12,798	100.00	Asa Iberoamérica, S.L.	—	(1)	—
Sol3G	Barcelona (ES)	6,762	100.00	Abengoa Solar, S.A.	—	(8)	D
Solaben Electricidad Diez, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Doce, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Dos	Caceres (ES)	62,688	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Ocho, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A/Abengoa Solar New Technologies,S.A.	—	(3)	—
Solaben Electricidad Quince, S.A.	Caceres (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solaben Electricidad Seis	Badajoz (ES)	1,310	100.00	Logrosán Solar Inversiones Dos, S.A./Abengoa Solar NT	—	(3)	B
Solaben Electricidad Tres	Caceres (ES)	62,401	70.00	Abengoa Solar España, S.A./ Logrosán Solar Inversiones, S.A.	—	(3)	B
Solaben Electricidad Uno	Caceres (ES)	1,460	100.00	Logrosán Solar Inversiones Dos, S.A./Abengoa Solar NT	—	(3)	B
Solacor Electricidad Dos, S.A.	Seville (ES)	58,477	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solacor Electricidad Uno, S.A.	Seville (ES)	57,902	74.00	Carpio Solar Inversiones, S.A.	—	(3)	B
Solar de Receptores de Andalucía, S.A.	Seville (ES)	60	100.00	Abengoa Solar, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solar Nerva, S.L.U.	Huelva (ES)	3	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Solar Power Plant One (SPP1)	Argel (DZ)	42,111	51.00	Abener Energía, S.A.	—	(3)	D
Solar Power PV South Africa (Pty) Ltd.	Gauteng (ZA)	101	100.00	Abengoa Solar South Africa (Pty) Ltd.	(*)	(3)	B
Solar Processes, S.A.(PS-20)	Seville (ES)	14,578	100.00	Abengoa Solar España, S.A.	—	(3)	B
Solargate Electricidad Cinco , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Cuatro , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Dos , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Tres , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solargate Electricidad Uno , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad Cinco, S.A.	Seville (ES)	3,460	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Cuatro, S.A.	Seville (ES)	28,964	100.00	Solnova Solar Inversiones, S.A.	—	(3)	B
Solnova Electricidad Dos, S.A.	Seville (ES)	4,360	100.00	Abengoa Solar España, S.A./Abengoa Solar, S.A.	—	(3)	—
Solnova Electricidad Seis , S.A.	Seville (ES)	60	100.00	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.	—	(3)	—
Solnova Electricidad Tres, S.A.	Seville (ES)	30,110	100.00	Solnova Solar Inversiones, S.A.	—	(3)	B
Solnova Electricidad, S.A.	Seville (ES)	30,986	100.00	Solnova Solar Inversiones, S.A.	—	(3)	B
Solnova Solar Inversiones, S.A	Seville (ES)	60	100.00	Abengoa Solar España, S.A.	—	(8)	B
Soluciones Ambientales del Norte Limitada, S.A.	Santiago (CL)	6,645	100.00	Alianza Medioambiental, S.L. /Befesa Servicios Corporativos, S.A.	—	(7)	B
Solugas Energía S.A.	Seville (ES)	60	100.00	Abengoa Solar NT, S.A./Abengoa Solar S.A.	—	(3)	—
Son Rivieren (Pty) Ltd.	Gauteng (ZA)	549	100.00	South Africa Solar Investment, S.L.	—	(8)	B
South Africa Solar Investments, S.L.	Seville (ES)	10,000	100.00	Abengoa Solar Internacional, S.A.	—	(8)	—
South Africa Solar Ventures, S.L.	Seville (ES)	50	100.00	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A	(*)	(8)	—
Subestaciones 611 Baja California, S.A. De C.V.	Mexico City (MX)	4	100.00	Abengoa México, S.A/Abengoa, S.A	—	(1)	D
Tarefix	Delaware (US)	1	92.00	Asa Investment AG	—	(1)	B

Appendices

Appendix XVII

Subsidiary companies included in the 2012 consolidation perimeter using the global integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity (see Page 4)	Auditor
Teyma Abengoa, S.A.	Buenos Aires (AR)	49,849	100.00	Asa Investment, AG/Befesa Argentina, S.A.	—	(1)	B
Teyma Construcción, S.A.	Montevideo (UY)	5,859	97.00	Teyma Sociedad de Inversión, S.A.	—	(1)	B
Teyma Forestal, S.A.	Montevideo (UY)	821	100.00	Teyma Renovables	—	(8)	B
Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	Seville (ES)	55	92.00	Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(1)	B
Teyma India Private Limited	Mumbai (IN)	441	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	—	(1)	B
Teyma Management, LLC.	Phoenix (US)	—	100.00	Teyma USA, Inc.	(*)	(1)	—
Teyma Medioambiente S.A.	Montevideo (UY)	22	100.00	Teyma Uruguay Holding, S.A.	—	(1)	—
Teyma Middle East, S.L.	Seville (ES)	2	100.00	Teyma, S.A. /Teyma Int., S.A. /Ábacus Project Management Inc./Teyma Uruguay, S.A.	—	(1)	—
Teyma Paraguay, S.A.	Asuncion (PY)	—	100.00	Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	—	(1)	—
Teyma Renovables	Montevideo (UY)	2,257	100.00	Xina Holding Trust BEE (Pty) Ltd	—	(1)	B
Teyma Servicios de Ingeniería y Construcción Internacional, S.A.	Montevideo (UY)	22	100.00	Teyma Uruguay Holding, S.A.	—	(1)	B
Teyma Sociedad de Inversión, S.A.	Montevideo (UY)	18,220	92.00	Abeinsa Inversiones Latam, S.L.	—	(1)	B
Teyma Uruguay ZF, S.A.	Montevideo (UY)	27	100.00	Teyma Construcción, S.A.	—	(1)	B
Teyma USA & Abener Engineering and Construction Services Partnership	Chesterfield (US)	4	100.00	Abener Engineering and Construction Services, LLC/Teyma USA Inc.	—	(1)	B
Teyma USA, Inc.	Delaware (US)	10,018	100.00	Abengoa US Holding, LLC.	—	(1)	B
Transmisora Baquedano, S.A.	Santiago de Chile (CH)	3,398	99.90	Abengoa Chile, S.A.	(*)	(2)	B
Transmisora Mejillones S.A.	Santiago de Chile (CH)	4,200	99.90	Abengoa Chile, S.A.	(*)	(2)	B
Transportadora Cuyana, S.A.	Buenos Aires (AR)	1	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	B
Transportadora del Norte, S.A.	Buenos Aires (AR)	—	100.00	Abengoa, S.A./Teyma Abengoa, S.A.	—	(1)	B
Transportadora Río Coronda, S.A.	Buenos Aires (AR)	—	100.00	Teyma Abengoa, S.A./Abengoa, S.A.	—	(1)	D
Transportadora Rio de la Plata, S.A.	Buenos Aires (AR)	—	100.00	Teyma Argentina, S.A./Abengoa, S.A.	—	(1)	D
Trinacria Spzoo	Skawina (PL)	4,583	95.05	Befesa Aluminio, S.L.	—	(7)	—
Valorcam S.L	Madrid (ES)	2	80.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
XiNa Community Trust	Gauteng (ZA)	9	100.00	Xina Holding Trust BEE (Pty) Ltd	(*)	(8)	—
Xina Community Trust BEE Holding	Gauteng (ZA)	89	100.00	South Africa Solar Ventures, S.L.	(*)	(8)	—
XiNa CSP South Africa (Pty) Ltd.	Gauteng (ZA)	89	100.00	South Africa Solar Ventures, S.L.	(*)	(8)	—
Zero Emissions Technologies, S.A.	Seville (ES)	60	100.00	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.	—	(8)	B
Zeroemissions (Beijing) Technology Consulting Service Co. Ltd.	Beijing (CN)	100	100.00	Zero Emissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	—
Zeroemissions Carbon Trust, S.A	Seville (ES)	125	100.00	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.	—	(8)	B
Zeroemissions do Brasil, Ltda.	R. de Janeiro (BR)	2,884	100.00	Zeroemissions Technologies, S.A./Zeroemissions Carbon Trust, S.A.	—	(1)	B

Shareholding capital cost is calculated using the current closing year exchange rate

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

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Abencon, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A.	—	(1)	—
Abener-Dragados Industrial-México, S.A. De C.V.	Mexico City (MX)	—	50.00	Abener México, S.A.	—	(1)	—
Abengoa Bioenergy Biomass of Kansas, LLC.	Chesterfield (US)	206,287	100.00	Abengoa Bioenergy Hybrid of Kansas, LLC.	—	(6)	B
Agua y Gestión de Servicios Ambientales, S.A.	Seville (ES)	7,124	41.54	Abengoa Water, S.L.U.	—	(4)	—
Al Osais-Inabensa Co. Ltd	Dammam (SA)	404	50.00	Inabensa Saudi Arabia LLC.	—	(1)	B
Arizona Solar One, LLC.	Colorado (US)	357,851	100.00	Abengoa Solar Inc.	—	(3)	B
ATE VIII Transmissora de Energía S.A.	R. de Janeiro (BR)	—	50.00	Abengoa Concessões Brasil Holding, S.A.	—	(2)	B
Betearte	Vizcaya (ES)	1,121	33.33	Alianza Medioambiental, S.L.	—	(7)	—
Carmona & Befesa Limpiezas Industriais, Ltda. (C&B)	Setúbal (PT)	3	50.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Central Eólica Santo Antonio de Pádua S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	—
Central Eólica São Cristóvão S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	—
Central Eólica São Jorge S.A.	Sao Paulo (BR)	1	100.00	Santos Energia Participaçoes, S.A.	(*)	(5)	—
Central Eólica São Tomé Ltda.	Sao Paulo (BR)	—	18.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	—	(5)	—
Chennai Water Desalination Limited	Chennai (IN)	7,086	25.00	Abengoa Water S.L.U.	—	(4)	—
Coaben SA de C.V.	Mexico City (MX)	2	50.00	Abengoa México S.A. de CV/Instalaciones Inabensa, S.A.	—	(1)	B
Cogeneración Motril, S.A.	Seville (ES)	1,913	19.00	Abeinsa Asset Management, S.L.	—	(5)	—
Concecutex SA de C.V.	Toluca (MX)	7,274	50.00	Abengoa México, S.A. de C.V./Abengoa, S.A.	—	(5)	B
Concesionaria Costa del Sol S.A.	Malaga (ES)	4,585	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Concesionaria Hospital del Tajo, S.A.	Madrid (ES)	1,727	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Consorcio Teyma M&C	Montevideo (UY)	12	49.90	Abengoa Chile, S.A.	—	(1)	—
Desarrolladora de Energía Renovable, S.A.P.I. de C.V	Mexico City (MX)	—	50.00	Abengoa México, S.A. de C.V.	(*)	(1)	—
Ecología Canaria, S.A.	Las Palmas (ES)	68	45.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
Evacuación Villanueva del Rey, S.L.	Seville (ES)	2	55.24	Helioenergy Electricidad Uno, Dos y Tres, S.A.	—	(3)	—
Explotaciones Varias, S.A.	Seville (ES)	1,907	50.00	Abengoa, S.A.	—	(1)	—
Explotadora Hospital del Tajo, S.L.	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(5)	—
Geida Tlemcen, S.L.	Madrid (ES)	13,584	50.00	Abengoa Water S.L.U.	—	(4)	—
Gestión y Valorización Integral del Centro, S.L.	Madrid (ES)	2	50.00	Befesa Gestión de Residuos Industriales, S.L.	(*)	(7)	—
Ghenova Ingeniería S.L.	Seville (ES)	1,027	20.00	Abener Energía, S.A.	(*)	(1)	—
Green Visión Holding BV	Arnhem (NL)	3,000	24.00	Abengoa Hidrógeno, S.A.	—	(1)	—
Hankook R&M Co., Ltd.	South Korea (KR)	15,290	25.00	Befesa Zinc Germany	(*)	(7)	—
Helioenergy Electricidad Dos, S.A.	Seville (ES)	42,718	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Helioenergy Electricidad Uno, S.A.	Seville (ES)	43,600	50.00	Écija Solar Inversiones, S.A.	—	(3)	B
Íbice Participações e Consultoria em Energia S.A.	R. de Janeiro (BR)	554	50.00	Abengoa Concessões Brasil Holding S.A.	(*)	(1)	—
Inapreu, S.A.	Barcelona (ES)	2,318	50.00	Instalaciones Inabensa, S.A.	—	(5)	B
Iniciativas Hidroeléctricas, S.A. (IHSA)	Seville (ES)	1,227	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(5)	B
Kaxu Solar One (Pty) Ltd.	Gauteng (ZA)	9,073	51.00	Abengoa Solar South Africa (Pty) Ltd.	(*)	(3)	B
Khi Solar One (Pty) Ltd.	Gauteng (ZA)	7,877	51.00	Son Rivieren (Pty) Ltd.	(*)	(3)	B
Ledincor S.A.	Montevideo (UY)	553	49.00	Teyma Forestal, S.A.	(*)	(1)	—
Lidelir S.A.	Montevideo (UY)	928	49.00	Teyma Forestal, S.A.	(*)	(1)	—
Micronet Porous Fibers, S.L.	Vizcaya (ES)	2,209	50.00	Abengoa Water S.L.U.	—	(7)	—
Mojave Solar, LLC.	Berkeley (US)	158,317	100.00	Mojave Solar Holding, LLC	—	(3)	B
Myah Bahr Honaine, S.P.A.	Argel (DZ)	21,600	51.00	Geida Tlemcen, S.L.	—	(4)	D
Parque Eólico Cristalândia Ltda.	Salvador—Bahía (BR)	1,108	20.00	Instalaciones Inabensa, S.A./ Abengoa Concessões Brasil Holding, S.A.	(*)	(5)	—
Proecsa, Procesos Ecológicos, S.A.	Seville (ES)	657	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Recytech, S.A.	Fouquiéres (FR)	—	50.00	Befesa Steel Services GmbH	—	(7)	—
Red Eléctrica del Sur, S.A. (Redesur)	Lima (PE)	3,738	23.75	Abengoa Perú, S.A.	—	(2)	—
Resid. Urbanos de Ceuta, S.L. (Resurce)	Seville (ES)	2,030	50.00	Abengoa, S.A.	—	(1)	—
Santos Energia Participaçoes S.A	Sao Paulo (BR)	1,298	50.00	Instalaciones Inabensa, S.A./Abengoa Construçao Brasil, Ltda	(*)	(5)	—

Appendices

Appendix XVIII

Associated companies and Joint Ventures included in the 2012 consolidation perimeter using the participation method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Parent Company	(*)	Activity	Auditor
Servicios Culturales Mexiquenses, S.A. de C.V.	Mexico City (MX)	1	50.00	Abengoa México, S.A. de C.V./Instalaciones Inabensa, S.A.	—	(1)	B
Shams Power Company PJSC	Abu Dabi (AE)	165	40.00	Total Abengoa Solar Emirates Investment Company B.V.	—	(3)	—
SRC Nanomaterials, S.A	Asturias (ES)	500	50.00	Rioglass Solar, S.A	—	(3)	—
Total Abengoa Solar Emirates Investment Company, B.V.	Amsterdam (NL)	19,116	50.00	Abengoa Solar Ventures, S.A.	—	(8)	D
Total Abengoa Solar Emirates O&M Company, B.V.	Amsterdam (NL)	165	50.00	Abengoa Solar Ventures, S.A.	—	(3)	D
TSMC Ing. Y Contrucción	Santiago (CL)	14	33.30	Abengoa Chile, S.A.	—	(1)	—

Shareholding capital cost is calculated using the current closing year exchange rate

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

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
Abastecimiento Ribera	Valencia (ES)	3	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Abener Nuevo Pemex Tabasco I	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abener-Inabensa Alemania	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abener-Inabensa Francia	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Abto. Boaco	Nicaragua (NI)	2	73.83	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Acceso Avda. Pais Valencia	Alicante (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Adis Seg.Valdestrilla	Madrid (ES)	—	7.00	Instalaciones Inabensa, S.A.	—	(1)	—
Agencia Andaluza de Energía	Seville (ES)	6	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Albalac	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Almanjayar	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Aparcamiento L'Ordana	Alicante (ES)	5	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
Apca Lote1 Inab-Aben	Seville (ES)	6	100.00	Abengoa, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Apca Lote2 Inab-Abeng	Seville (ES)	6	100.00	Abengoa, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Argelia	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Armilla	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Asimel	Madrid (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Avinyó	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Badaia	Vitoria (ES)	3	30.00	Instalaciones Inabensa, S.A.	(*)	(1)	—
Balsa Rosario	Seville (ES)	3	52.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Barras Parada	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Báscara	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
CAC Arequipa	Perú (PE)	3	76.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Perú, S.A.	—	(1)	—
Camas-Salteras	Madrid (ES)	1	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Campello	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
CARE Córdoba	Seville (ES)	12	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Centro I	Seville (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Centro Morelos Gen.Electrica 622 MW	Seville (ES)	—	100.00	Scios. Aux. Admon., S.A. De CV /Abener Energía, S.A./instalaciones Inabensa, S.A.	—	(1)	—
Chennai EPC	India (IN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Chilca- Montalbo Ute	Seville (ES)	2	100.00	Abencor Suministros S.A./Instalaciones Inabensa, S.A.	—	(2)	—
China Exhibition Center	Seville (ES)	6	34.50	Instalaciones Inabensa, S.A.	—	(1)	—
Ciudad de la Justicia	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Climatización Hosp Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Colector Puerto Huelva	Huelva (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Colectores Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Consistorio	Madrid (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Consorcio La Gloria	Lima (PE)	—	49.00	Abengoa Perú, S. A.	—	(1)	—
Consorcio Norte Pachacutec	Lima (PE)	—	49.00	Abengoa Perú, S. A.	—	(1)	—
Cortes de Pallas	Valencia (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abener Energía, S. A.	—	(1)	—
CPD Solares	Madrid (ES)	10	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Cunene	Angola (AO)	25	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Dead Sea — Israel	Seville (ES)	—	100.00	Abener Energía, S.A./Abener Ghenova Ingeniería S.L.	(*)	(1)	—
Edar Montemayor	Cordoba (ES)	—	60.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Edar Motril	Granada (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Edificio ETEA	Zaragoza (ES)	—	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio ITA	Zaragoza (ES)	3	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Edificio PICA	Seville (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
El Cerillo-Los Villares	Cordoba (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
El Conquero	Huelva (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Electricación L-3	Barcelona (ES)	1	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Burgos	Madrid (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Electrificación Granollers	Madrid (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Emergencias Nat	Barcelona (ES)	9	33.33	Instalaciones Inabensa, S.A.	—	(1)	—

Appendices

Appendix XIX

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
Emvisesa Palacio Exposiciones	Seville (ES)	2	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Línea 9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Noroeste	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Energía Palmas Altas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Equipamiento Solar Caballería	Madrid (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Erabil	Vizcaya (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Explot. Idam Almería	Almería (ES)	5	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Water, S.L.U.	—	(4)	—
Explot.Idam Cartagena	Murcia (ES)	1	37.50	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	(*)	(4)	—
Facultades	Madrid (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Ferial Badajoz	Madrid (ES)	—	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Fotovoltaica Expo	Huelva (ES)	7	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
Gallur Castejon	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Guardería La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
H. Campus de la Salud	Seville (ES)	2	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Hassi R'Mel O&M	Seville (ES)	—	100.00	Abener Energía, S.A./Abengoa Solar España S.A.	—	(4)	—
Helios Campos de San Juan I Ab-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Helios Campos de San Juan II Ab-Teym	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Honaine	Argelia (DZ)	2	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Hospital Costa del Sol	Málaga (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa Eucomsa Carhuamayo Carhuaq	Seville (ES)	8	100.00	Eucomsa, Europea Const. Metálicas, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Intel	Madrid (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Catral	Elche (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton la Nucia	Alicante (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabensa-Jayton Villajoyosa	Elche (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inabervion	Vizcaya (ES)	10	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inacom	Madrid (ES)	6	25.00	Instalaciones Inabensa, S.A.	—	(1)	—
Incubadora	Madrid (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Inelin	Madrid (ES)	6	48.50	Instalaciones Inabensa, S.A.	—	(1)	—
Inst. Hospital Costa del Sol	Málaga (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Hospital VQ	Seville (ES)	6	60.00	Instalaciones Inabensa, S.A.	—	(1)	—
Instalaciones Plataformas Sur	Barcelona (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Isla de la Cartuja	Seville (ES)	—	30.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Itoiz II	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Júcar-Vinalopó	Valencia (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Juzgados	Barcelona (ES)	6	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
L`Espluga	Cataluña (ES)	—	40.00	Construcciones y Depuraciones, S.A.	—	(1)	—
La Faisanera	Burgos (ES)	4	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Lav Buixalleu Salt	Barcelona (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Libia-Líneas	Seville (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Lubet Cádiz	Cadiz (ES)	—	75.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Mantenimiento L-9	Barcelona (ES)	1	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Mantenimiento Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Mataporquera	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Meisa-Inabensa	Huelva (ES)	5	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Metro Ligero de Granada	Madrid (ES)	6	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Minicentrales, Pedrezuela Valmayor	Madrid (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Mobiliario La Nucia	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Moraira-Teulada	Alicante (ES)	3	42.50	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Nat Electricidad	Madrid (ES)	4	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
O&M Desal. Chennai	India (IN)	6	100.00	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	—	(4)	—
O&M Desal. Honaine	Argelia (DZ)	2	50.00	Abengoa Water, S.L.U.	—	(4)	—
O&M Desal. Skikda	Argelia (DZ)	2	67.00	Construcciones y Depuraciones, S.A./Abengoa Water, S.L.U.	—	(4)	—

Appendices

Appendix XIX

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
Ojén Mijas	Málaga (ES)	—	70.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Ontoria	Vizcaya (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pabellón Cubierto La Nucia	Alicante (ES)	9	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque Aeronaútico	Seville (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Parque Soland	Seville (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Patrimonio	Seville (ES)	2	35.00	Instalaciones Inabensa, S.A.	—	(1)	—
Paysandu (Alur) Abener Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
Peaje Irun (Telvent Inabensa)	Bilbao (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Pistas Deportivas la Nucia	Seville (ES)	1	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Quingdao	China (CN)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Ranilla	Seville (ES)	2	15.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Retortillo	Seville (ES)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Riegos Villareal	Castellón (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Rotonda CV-70	Alicante (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
San Juan Sur	Nicaragua (NI)	2	73.31	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Sant Adriá S/E	Madrid (ES)	2	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Santa Amalia	Badajoz (ES)	5	80.00	Construcciones y Depuraciones, S.A.	—	(1)	—
Sector Vilablareix	Barcelona (ES)	3	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Sede Universitaria	Elche (ES)	5	45.00	Instalaciones Inabensa, S.A.	—	(1)	—
Seguridad Vial y Tráfico Rodado	Alicante (ES)	9	90.00	Instalaciones Inabensa, S.A.	—	(1)	—
Semi Inabensa	Madrid (ES)	3	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Sigmacat	Madrid (ES)	2	33.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silfrasub.Ave Figueras	Madrid (ES)	2	40.00	Instalaciones Inabensa, S.A.	—	(1)	—
Silvacat	Madrid (ES)	11	35.30	Instalaciones Inabensa, S.A.	—	(1)	—
Sisecat	Madrid (ES)	1	20.95	Instalaciones Inabensa, S.A.	—	(1)	—
Skikda	Argelia (DZ)	2	67.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Solaben Logrosan I Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan II Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan III Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan Infraestr. Comunes	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solaben Logrosan VI Abener — Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solacor El Carpio I Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Solacor El Carpio II Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Soterramnet 132 Kv	Barcelona (ES)	2	33.34	Instalaciones Inabensa, S.A.	—	(1)	—
Subestación Blanes	Madrid (ES)	2	33.33	Instalaciones Inabensa, S.A.	—	(1)	—
Subestacion Libia Lineas	Madrid (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
Suburbano Mexico	Seville (ES)	12	100.00	Instalaciones Inabensa, S.A./Abeinsa, Ing y Const. Ind., S. A.	—	(1)	—
Tablada	Seville (ES)	6	50.00	Abengoa Water, S.L.U.	—	(4)	—
TEMA Befesa Ferrovial (Saih Duero)	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Tenes	Argelia (DZ)	6	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
Terciario Alcoy	Alicante (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Torre	Bilbao (ES)	6	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Torre Isla Cartuja	Seville (ES)	12	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Tranvía de Jaén	Seville (ES)	1	15.00	Instalaciones Inabensa, S.A.	—	(1)	—
Usansolo	Vizcaya (ES)	—	50.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE — ABENSAIH GUADALETE BARBATE	Cadiz (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE — ABENSAIH GUADALQUIVIR	Seville (ES)	3	51.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abastecimiento Villanueva	Cordoba (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abastecimientos Cáceres	Extremadura (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—

Appendices

Appendix XIX

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
UTE Abeima Teyma Barka	Seville (ES)	—	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(4)	—
UTE Abeima Teyma Nungua	Seville (ES)	7	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
UTE Abener Hassi R'Mel	Seville (ES)	—	100.00	Abener Energía, S.A./Abengoa Solar España S.A.	—	(1)	—
UTE Abener Teyma Biomasa Salamanca	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Ute Abener Teyma biomasa SAlamanca II	Seville (ES)	—	50.00	Abener Energía, S.A.	(*)	(1)	—
UTE Abener Teyma CRS	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Abener Teyma CRS II	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Abener Teyma Solar Tabernas	Seville (ES)	—	80.00	Abener Energía, S.A./Abengoa Solar S.A./Teyma Gest. de Ctos. de Constr. e Ingeniería	(*)	(1)	—
UTE Abener-Befesa Agua Sahechores	León (ES)	6	80.00	Abeinsa Inf. Medio Ambiente, S.A./Abener Energía, S.A./Abengoa Water, S.L.U.	—	(1)	—
UTE Abener-Inabensa P.Bajos	Seville (ES)	—	100.00	Abener Energía, S.A./Instalaciones Inabensa, S.A.	—	(1)	—
UTE ABENSAIH Construcción	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE ABENSAIH Mantenimto.	Seville (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Abtmo. Ames-Brión	La Coruña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Agua Prieta (EP)	México (MX)	—	100.00	Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.	(*)	(1)	—
UTE Aguas Salobres Sant Feliú	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Atabal	Málaga (ES)	3	53.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Baix Lobregat	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Baja California Sur IV	Seville (ES)	—	100.00	Saxsa, S.A. De CV /Abener Energía, S.A./Inst. Inabensa, S.A./Abeinsa, Ing y Const. Ind.	—	(1)	—
UTE Canal Alguerri Balaguer	Lleida (ES)	2	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Canal Estremera	Madrid (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE CCAC Arequipa	Perú (PE)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Centro Morelos	Compostela (ES)	—	70.00	Instalaciones Inabensa, S.A.	—	(1)	—
UTE Desaladora Bajo Almanzora	Murcia (ES)	2	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Edar La Codosera	Caceres (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Elantxobe	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Emirates I — Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
Ute Esclusa Duero	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fontsanta	Cataluña (ES)	5	40.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Fuente Alamo	Murcia (ES)	3	33.00	Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Guadalajara	Guadalajara (ES)	3	55.00	Abengoa Water, S.L.U.	—	(4)	—
UTE Helioenergy Ecija I Ab-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Helioenergy Ecija II Ab-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	—	(1)	—
UTE Hidrosur	Málaga (ES)	2	33.33	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Huesna	Seville (ES)	6	33.34	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Idam Carboneras	Almería (ES)	3	43.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Idam Deca	Almería (ES)	2	32.25	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Inabensa Abencor Las Bambas	Seville (ES)	6	100.00	Abencor Suministros S.A./Instalaciones Inabensa, S.A.	(*)	(2)	—
UTE Inabensa Teyma Peralta	Seville (ES)	60	100.00	Instalaciones Inabensa, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
UTE Itoiz	Navarra (ES)	4	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Kurkudi	Vizcaya (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Mantenimiento de Presas	Málaga (ES)	2	35.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Marismas Construcción	Seville (ES)	12	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Mundaka	País Vasco (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—

Appendices

Appendix XIX

Temporary Joint Ventures included in the 2012 Consolidation Perimeter using the proportional integration method (Continuation)

		Shareholding
Company Name	Registered Address	Amount in thousands of €	% of Nominal Capital	Partner Company in Entity	(*)	Activity (see Page 3)	Auditor
UTE Paneles Informativos	Valladolid (ES)	2	30.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Paulputs Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
Ute Poniente Almeriense	Gádor (ES)	12	100.00	Befesa Gestión de Residuos Industriales, S.L.	—	(7)	—
UTE Regadío Guiamets	Cataluña (ES)	7	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Reus	Cataluña (ES)	4	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Riegos del Canal de Navarra	Navarra (ES)	4	20.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Riegos Marismas	Seville (ES)	6	70.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Rincón de la Victoria	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sallent	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE San Blas de Fonz	Cataluña (ES)	5	90.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sanchonuño	Valladolid (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Sant Celoni	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Segria-Sud	Cataluña (ES)	4	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Teatinos	Málaga (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Upington Abener-Teyma	Seville (ES)	—	100.00	Abener Energía, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
UTE Utrera	Seville (ES)	3	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Abengoa Water, S.L.U.	—	(4)	—
UTE Valdeinfierno	Murcia (ES)	2	60.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Construcciones y Depuraciones, S.A.	—	(1)	—
UTE Valdelentisco	Murcia (ES)	5	80.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Vall Baixa	Cataluña (ES)	6	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
Ute Vilagracía	Pontevedra (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Xerta Xenia	Cataluña (ES)	3	50.00	Abeinsa Infraestructuras Medio Ambiente, S.A.	—	(1)	—
UTE Zapotillo — Abeima Teyma	Seville (ES)	7	100.00	Abeinsa Infraestructuras Medio Ambiente, S.A./Teyma Gestión de Contratos de Construcción e Ingeniería	(*)	(1)	—
Winterra-Inabensa C.S. San Paio	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Monterroso	Compostela (ES)	6	30.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Muelle Trasatl	Compostela (ES)	—	20.00	Instalaciones Inabensa, S.A.	—	(1)	—
Winterra-Inabensa Sarriá	Compostela (ES)	2	30.00	Instalaciones Inabensa, S.A.	—	(1)	—

Shareholding capital cost is calculated using the current closing year exchange rate

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

Appendices

Appendix XX

Companies with Electricity Operations included in the 2012 Consolidation Perimeter

Company Name	Registered Address	Activity(*)	Comments
Abengoa Cogeneración Tabasco, S. de R. L. de C.V.	Mexico City (MX)	(3)	Construction phase
Abengoa Transmisión Norte, S.A.	Lima (PE)	(9)	Operational
Abengoa Transmisión Sur, S.A.	Lima (PE)	(9)	Construction phase
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	(1)	Operational
Arao Enerxías Eólica, S.L	A Coruña (ES)	(2)	Construction phase
Arizona Solar One, LLC	Colorado (US)	(6)	Construction phase
ATE IV Sao Mateus Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE IX Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE V Londrina Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE VI Campos Novos Transmissora de Energía, S.A	Rio de Janeiro (BR)	(9)	Operational
ATE VII- Foz do Iguacú Transmissora de Energía, S.A.	Rio de Janeiro (BR)	(9)	Operational
ATE VIII Estação Transmissora de Energia S/A	Rio de Janeiro (BR)	(9)	Construction phase
ATE XI, Manaus Transmissora de Energía	Rio de Janeiro (BR)	(9)	Construction phase
ATE XIII, Norte Brasil Transmissora de Energía S.A	Rio de Janeiro (BR)	(9)	Construction phase
ATE XIX Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVI Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATE XVIII Transmissora de Energia S.A.	Rio de Janeiro (BR)	(9)	Construction phase
ATN 1, Abengoa Trasmisión Sur, S.A	Lima (PE)	(9)	Operational
ATN 2, S.A.	Lima (PE)	(9)	Construction phase
Befesa Plásticos, S.L.	Murcia (ES)	(8)	Operational
Befesa Valorización de Azufre, SLU	Zierbena (ES)	(8)	Operational
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	(3)	Operational
Bioetanol Galicia, S.A.	A Coruña (ES)	(3)	Operational
Captasol Fotovoltaica 1, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 10, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 11, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 12, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 13, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 14, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 15,S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 16, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 17,S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 18, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 19, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 2, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 20, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 21, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 22, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 23, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 24, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 25, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 26, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 27, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 28, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 29, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 3, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 30, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XX

Companies with Electricity Operations included in the 2012 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Captasol Fotovoltaica 31, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 32, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 33, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 34, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 35, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 36, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 37, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 38, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 4, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 40, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 41, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 44, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 48, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 49, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 5, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 50, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 51, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 52, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 53, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 54, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 55, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 56, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 57, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 58, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 59, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 6, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 60, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 61, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 62, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 63, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 64, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 65, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 66, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 67, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 68, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 69, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 7, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 71, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 72, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 73,S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 74, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 75, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 76, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 77, S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 78 S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 79 S.L.	Seville (ES)	(5)	Construction phase
Captasol Fotovoltaica 8, S.L.	Seville (ES)	(5)	Operational
Captasol Fotovoltaica 9, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XX

Companies with Electricity Operations included in the 2012 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Cogeneración Motril, S.A.	Seville (ES)	(1)	Operational
Cogeneración Villaricos, S.A.	Seville (ES)	(1)	Operational
Copero Solar Huerta Cinco, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Cuatro, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Diez, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Dos, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Nueve, S.A	Seville (ES)	(5)	Operational
Copero Solar Huerta Ocho, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Seis, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Siete, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Tres, S.A.	Seville (ES)	(5)	Operational
Copero Solar Huerta Uno, S.A.	Seville (ES)	(5)	Operational
Cycon Solar, LTD.	Cyprus (GR)	(6)	Construction phase
Ecocarburantes Españoles, S.A.	Murcia (ES)	(3)	Operational
Enernova Ayamonte S.A.	Huelva (ES)	(3)	Operational
Fotovoltaica Solar Sevilla, S.A.	Seville (ES)	(5)	Operational
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Diez, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Doce, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Once, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Siete, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Trece, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Helio Energy Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Helio energy Electricidad Veinticinco, S.A	Seville (ES)	(6)	Construction phase
Helio energy Electricidad Veintidos, S.A	Seville (ES)	(6)	Construction phase
Helio energy Electricidad Veintitres, S.A	Seville (ES)	(6)	Construction phase
Helio energy Electricidad Veintiuno, S.A	Seville (ES)	(6)	Construction phase
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	(6)	Construction phase
Helios I Hyperion Energy Investments, S.L.	Ciudad Real (ES)	(6)	Operational
Helios II Hyperion Energy Investments, S.L.	Ciudad Real (ES)	(6)	Operational
Inabensa Fotovoltaica, S.L.	Seville (ES)	(5)	Construction phase
Iniciativas Hidroeléctricas de Aragón y Cataluña S.L.	Huesca (ES)	(7)	Operational
Iniciativas Hidroeléctricas, SA	Seville (ES)	(7)	Operational
Insolation 1, S.R.L.	Rome (IT)	(5)	Construction phase
Insolation 2, S.R.L.	Rome (IT)	(5)	Construction phase
Insolation 3, S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 10 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 11 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 12 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 13 S.R.L	Rome (IT)	(5)	Construction phase
Insolation Sic 14 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 15 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 16 S.R.L.	Rome (IT)	(5)	Construction phase

Appendices

Appendix XX

Companies with Electricity Operations included in the 2012 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Insolation Sic 17 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 18 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 19 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 20 S.R.L.	Rome (IT)	(5)	Construction phase
Insolation Sic 4 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 5 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 6 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 7.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 8 S.R.L	Palermo (IT)	(5)	Construction phase
Insolation Sic 9 S.R.L	Palermo (IT)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	(5)	Construction phase
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	(5)	Construction phase
Italgest Abengoa Solar, S.r.l	Rome (IT)	(5)	Construction phase
Kaxu Solar One	Pofadder (ZA)	(6)	Construction phase
Khi Solar One	Upington (ZA)	(6)	Construction phase
Las Cabezas Solar S.L.	Seville (ES)	(5)	Construction phase
Linares Fotovoltaica, S.L.	Seville (ES)	(5)	Operational
Linha Verde Transmisora de Energia S.A	Brasilia (BR)	(9)	Construction phase
Marismas PV A1, S.L.	Seville (ES)	(5)	Operational
Marismas PV A10, S.L.	Seville (ES)	(5)	Operational
Marismas PV A11, S.L.	Seville (ES)	(5)	Operational
Marismas PV A12, S.L.	Seville (ES)	(5)	Operational
Marismas PV A13, S.L.	Seville (ES)	(5)	Operational
Marismas PV A14, S.L.	Seville (ES)	(5)	Operational
Marismas PV A15, S.L.	Seville (ES)	(5)	Operational
Marismas PV A16, S.L.	Seville (ES)	(5)	Operational
Marismas PV A17, S.L.	Seville (ES)	(5)	Operational
Marismas PV A18, S.L.	Seville (ES)	(5)	Operational
Marismas PV A2, S.L.	Seville (ES)	(5)	Operational
Marismas PV A3, S.L.	Seville (ES)	(5)	Operational
Marismas PV A4, S.L.	Seville (ES)	(5)	Operational
Marismas PV A5, S.L.	Seville (ES)	(5)	Operational
Marismas PV A6, S.L.	Seville (ES)	(5)	Operational
Marismas PV A7, S.L.	Seville (ES)	(5)	Operational
Marismas PV A8, S.L.	Seville (ES)	(5)	Operational
Marismas PV A9, S.L.	Seville (ES)	(5)	Operational
Marismas PV B1, S.L.	Seville (ES)	(5)	Operational
Marismas PV B10, S.L.	Seville (ES)	(5)	Operational
Marismas PV B11, S.L.	Seville (ES)	(5)	Operational
Marismas PV B12, S.L.	Seville (ES)	(5)	Operational
Marismas PV B13, S.L.	Seville (ES)	(5)	Operational
Marismas PV B14, S.L.	Seville (ES)	(5)	Operational
Marismas PV B15, S.L.	Seville (ES)	(5)	Operational
Marismas PV B16, S.L.	Seville (ES)	(5)	Operational
Marismas PV B17, S.L.	Seville (ES)	(5)	Operational
Marismas PV B18, S.L.	Seville (ES)	(5)	Operational
Marismas PV B2, S.L.	Seville (ES)	(5)	Operational

Appendices

Appendix XX

Companies with Electricity Operations included in the 2012 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Marismas PV B3, S.L.	Seville (ES)	(5)	Operational
Marismas PV B4, S.L.	Seville (ES)	(5)	Operational
Marismas PV B5, S.L.	Seville (ES)	(5)	Operational
Marismas PV B6, S.L.	Seville (ES)	(5)	Operational
Marismas PV B7, S.L.	Seville (ES)	(5)	Operational
Marismas PV B8, S.L.	Seville (ES)	(5)	Operational
Marismas PV B9, S.L.	Seville (ES)	(5)	Operational
Marismas PV C1, S.L.	Seville (ES)	(5)	Operational
Marismas PV C10, S.L.	Seville (ES)	(5)	Operational
Marismas PV C11, S.L.	Seville (ES)	(5)	Operational
Marismas PV C12, S.L.	Seville (ES)	(5)	Operational
Marismas PV C13, S.L.	Seville (ES)	(5)	Operational
Marismas PV C14, S.L.	Seville (ES)	(5)	Operational
Marismas PV C15, S.L.	Seville (ES)	(5)	Operational
Marismas PV C16, S.L.	Seville (ES)	(5)	Operational
Marismas PV C17, S.L.	Seville (ES)	(5)	Operational
Marismas PV C18, S.L.	Seville (ES)	(5)	Operational
Marismas PV C2, S.L.	Seville (ES)	(5)	Operational
Marismas PV C3, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C4, S.L.	Seville (ES)	(5)	Operational
Marismas PV C5, S.L.	Seville (ES)	(5)	Operational
Marismas PV C6, S.L.	Seville (ES)	(5)	Operational
Marismas PV C7, S.L.	Seville (ES)	(5)	Operational
Marismas PV C8, S.L.	Seville (ES)	(5)	Operational
Marismas PV C9, S.L.	Seville (ES)	(5)	Operational
Marismas PV E1, S.L.	Seville (ES)	(5)	Operational
Marismas PV E2, S.L.	Seville (ES)	(5)	Operational
Marismas PV E3, S.L.	Seville (ES)	(5)	Operational
Marudhara Akshay Urja Private Limited	Maharashtra (IN)	(6)	Construction phase
Marusthal Green Power Private Limited	Maharashtra (IN)	(6)	Construction phase
Mojave Solar LLC	Berkeley (US)	(6)	Construction phase
Norventus Atlántico, S.L	A Coruña (ES)	(2)	Construction phase
Palmatir S.A.	Montevideo (UY)	(2)	Construction phase
Palmucho, S.A.	Santiago (CL)	(9)	Operational
Procesos Ecológicos Vilches, S.A.	Seville (ES)	(3)	Operational
Puerto Real Cogeneración, S.A.	Seville (ES)	(3)	Operational
Rajathan Photon Energy	Maharashtra (IN)	(6)	Construction phase
Sanlucar Solar, S.A.(PS-10)	Seville (ES)	(6)	Operational
Shams Power Company PJSC	Abu-Dhabi (AE)	(6)	Construction phase
Solaben Electricidad Diez, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Doce, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Dos, S.A.	Badajoz (ES)	(6)	Operational
Solaben Electricidad Nueve S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Ocho S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Once, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Quince, S.A.	Badajoz (ES)	(6)	Construction phase
Solaben Electricidad Seis, S.A.	Badajoz (ES)	(6)	Construction phase

Appendices

Appendix XX

Companies with Electricity Operations included in the 2012 Consolidation Perimeter (Continuation)

Company Name	Registered Address	Activity(*)	Comments
Solaben Electricidad Tres, S.A.	Badajoz (ES)	(6)	Operational
Solaben Electricidad Uno, S.A.	Badajoz (ES)	(6)	Construction phase
Solacor Electricidad Dos, S.A.	Seville (ES)	(6)	Operational
Solacor Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solar de Receptores de Andalucía S.A.	Seville (ES)	(5)	Operational
Solar Power Plant One	Argel (DZ)	(5)	Operational
Solar Processes, S.A.(PS-20)	Seville (ES)	(6)	Operational
Solargate Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Cuatro, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Tres, S.A.	Seville (ES)	(6)	Construction phase
Solargate Electricidad Uno, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cinco, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Cuatro, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Dos, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Seis, S.A.	Seville (ES)	(6)	Construction phase
Solnova Electricidad Tres, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad Uno, S.A.	Seville (ES)	(6)	Operational
Solnova Electricidad, S.A.AZ-50	Seville (ES)	(6)	Operational
Transmisora Baquedano, S.A.	Santiago (CL)	(9)	Construction phase
Transmisora Mejillones, S.A.	Santiago (CL)	(9)	Construction phase

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

Appendices

Appendix XXI

Companies taxed under the Special Regime for Company Groups at 12.31.12

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Abengoa S.A.	Seville (ES)	Parent Company
Abeinsa Business Development, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Negocios Industriales y Comerciales, S.A.
Abeinsa EPC, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial S.A./Teyma Gestión de Contratos de Construcción e Ingeniería, S.A.
Abeinsa Infraestructuras Medio Ambiente, S.A.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A./Negocios Industriales y Comerciales, S. A
Abeinsa Ingenieria y Construccion Industrial, S.A.	Seville (ES)	Abengoa, S.A./Siema
Abencor Suministros S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Argelia, S. L.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Energía, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Abener Inversiones, S. L.	Seville (ES)	Abener Energía, S.A./Negocios Industriales y Comerciales, S.A.
Abengoa Bioenergía Biodiesel S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Ecoagrícola, S.A.
Abengoa Bioenergía Inversiones, S.A.	Seville (ES)	Abengoa Bioenergía, S.A./Abengoa Bioenergía Nuevas Tecnologías, S.A.
Abengoa Bioenergía Nuevas Tecnologías, S.A. ABNT	Seville (ES)	Abengoa Bioenergía, S.L./Instalaciones Inabensa, S.A.
Abengoa Bioenergía San Roque, S.A.	Cadiz (ES)	Ecoagrícola, S.A./Abengoa Bioenergía, S.A.
Abengoa Bioenergía, S.A.	Seville (ES)	Abengoa, S.A./Sociedad Inversora Energía y Medio Ambiente, S.A.
Abengoa Finance	Seville (ES)	Abengoa, S.A.
Abengoa Hidrógeno, S.A	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./ Instalaciones Inabensa, S.A.
Abengoa Research, S. L.	Seville (ES)	Abeinsa, Ingeniería y Construcción Industrial, S.A.
Abengoa SeaPower, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Instalaciones Inabensa, S.A.
Abengoa Solar España, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar Extremadura, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar New Technologies, S.A.
Abengoa Solar Internacional, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar New Tecnologies, S.A.	Seville (ES)	Abengoa Solar, S.A.
Abengoa Solar Power, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar PV, S.A.
Abengoa Solar S.A.	Seville (ES)	Abengoa, S.A./Abengoa Solar España, S.A.
Abengoa Solar Ventures S. A	Seville (ES)	Abengoa Solar, S.A.
Abentel Telecomunicaciones, S.A.	Seville (ES)	Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Aleduca, S.L	Madrid (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Aprofursa, Aprovechamientos Energéticos Furesa, S.A.	Murcia (ES)	Abeinsa Asset Management, S. L.
Asa Iberoamérica, S. L.	Seville (ES)	Siema/Abeinsa Ingeniería y Construcción Industrial, S.A.
Aznalcóllar Solar, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Befesa Agua Internacional S.L.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente/Construcciones y Depuraciones, S.A.(Codesa)
Biocarburantes de Castilla y León, S.A.	Salamanca (ES)	Abengoa Bioenergía, S.A./Ecoagricola, S.A.
Bioeléctrica Jienense, S.A.	Seville (ES)	Abeinsa Asset Management, S.L.
Bioetanol Galicia, S.A.	A Coruña (ES)	Abengoa Bioenergía, S.A.
Captación Solar, S.A.	Seville (ES)	Abeinsa Asset Management, S.L. /Abener Energía, S.A.
Captasol Fotovoltaica 1, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 10, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 11, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 12, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 13, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 14, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 15, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 16, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 17, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 18, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 19, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.

Appendices

Appendix XXI

Companies taxed under the Special Regime for Company Groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 2, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 20, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 21, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 22, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 23, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 24, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 25, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 26, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 27, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 28, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 29, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 3, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 30, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 31, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 32, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 33 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 34 S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 35, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 36, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 37, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 38, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 39, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 4, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S.L.
Captasol Fotovoltaica 40, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 41, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 42, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 43, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 44, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 45, S.L.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar España, S.A.
Captasol Fotovoltaica 46, S.L.	Seville (ES)	Abengoa Solar PV, S.A./ Abengoa Solar España, S.A.
Captasol Fotovoltaica 47, S.L.	Seville (ES)	Abengoa Solar PV, S.A./ Abengoa Solar España, S.A.
Captasol Fotovoltaica 48, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 49, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 5, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S. L.
Captasol Fotovoltaica 50, S.L.	Seville (ES)	Abengoa Solar España, S.A./Linares Fotovoltaica, S. L.
Captasol Fotovoltaica 52, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 53, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 54, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 55, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 56, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 57, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 58, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 59, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 6, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S. L.
Captasol Fotovoltaica 60, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 61, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 62, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 63, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 64, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 65, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 66, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 67, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 68, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 69, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 7, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S. L.
Captasol Fotovoltaica 70, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar PV, S.A.
Captasol Fotovoltaica 71, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 72, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 73, S.L.	Seville (ES)	Abengoa Solar España, S.A.

Appendices

Appendix XXI

Companies taxed under the Special Regime for Company Groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Captasol Fotovoltaica 74, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 75, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 76, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 77, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 78, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 79, S.L.	Seville (ES)	Abengoa Solar España, S.A.
Captasol Fotovoltaica 8, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S. L.
Captasol Fotovoltaica 9, S.L.	Seville (ES)	Abengoa Solar España, S.A./Casaquemada Fotovoltaica, S. L.
Captasol Fotovoltaica51 S.L.	Seville (ES)	Abengoa Solar España, S. A.
Casaquemada Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Centro Industrial y Logístico Torrecúellar, S.A.	Seville (ES)	Instalaciones Inabensa,S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Centro Tecnológico Palmas Altas, S.A.	Seville (ES)	Abengoa, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Construcciones y Depuraciones, S.A.	Seville (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Covisa, Cogeneración Villaricos, S.A.	Seville (ES)	Abeinsa Asset Management, S. L.
Ecoagricola, S.A.	Murcia (ES)	Abengoa Bioenergía, S.L./ Ecocarburantes, S.A.
Ecocarburantes Españoles , S.A.	Murcia (ES)	Abengoa Bioenergía, S.A.
Enernova Ayamonte S.A.	Huelva (ES)	Abeinsa Asset Management, S. L.
Eucomsa, Europea Const. Metálicas, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Solar, S.A.
Fotovoltaica Solar Sevilla, S.A.(Sevilla PV)	Seville (ES)	Abengoa Solar España, S.A.
Gestión Integral de Recursos Humanos, S. A.	Seville (ES)	Siema Technologies, S.L
Helio Energy Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad DIez, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Doce, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Nueve, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Ocho, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Once, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Siete, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Trece, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helio Energy Electricidad Tres, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Helioenergy Electricidad Veinticinco, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veinticuatro, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintidos, S.A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintitres, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helioenergy Electricidad Veintiuno, S. A	Seville (ES)	Abengoa Solar España, S.A.
Helios I Hyperion Energy Investments, S.L.	Seville (ES)	Hypesol Energy Holding, S. L.
Helios II Hyperion Energy Investments, S.L.	Madrid (ES)	Hypesol Energy Holding, S. L.
Hypesol Energy Holding , S.L.	Seville (ES)	Abengoa Solar España, S. A.
Inabensa Fotovoltaica, S. L.	Seville (ES)	Instalaciones Inabensa, S.A./C.I.L. Torrecuéllar, S.A.
Iniciativas Hidroeléctricas de Aragón y Cataluña, S. L. (IHCAC)	Huesca (ES)	Abeinsa Infraestructuras Medio Ambiente, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 1 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 2 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Fotovoltaicas Torrecuéllar, 3 S.L.	Seville (ES)	Inabensa Fotovoltaica, S.L./Instalaciones Inabensa, S.A.
Instalaciones Inabensa, S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abener Energía, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Las Cabezas Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Las Cabezas Solar S. L.	Seville (ES)	Aleduca, S. L.
Linares Fotovoltaica, S.L.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Logrosán Solar Inversiones Dos, S.A	Seville (ES)	Abengoa Solar España S.A./Abengoa Solar S.A.
Marismas PV A1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.

Appendices

Appendix XXI

Companies taxed under the Special Regime for Company Groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Marismas PV A17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV A2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV A9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B1, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B10, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B11, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B12, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B13, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B14, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B15, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B16, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S. L./Abengoa Solar España, S.A.
Marismas PV B17, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B18, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B2, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B3, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B4, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B5, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B6, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B7, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B8, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV B9, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C1, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C10, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C11, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C12, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C13, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C14, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C15, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C16, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C17, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C18, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C2, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C3, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C4, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C5, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C6, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C7, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C8, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV C9, S.L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E1, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E2, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Marismas PV E3, S. L.	Seville (ES)	Las Cabezas Fotovoltaica, S.L./Abengoa Solar España, S.A.
Nicsa, Negocios Industr. y Comer. S.A.	Madrid (ES)	Abencor, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.
Omega Sudamérica, S. L	Seville (ES)	Instalaciones Inabensa, S.A./ASA Iberoamérica S. A.
Precosa, Puerto Real Cogeneración, S.A.	Cadiz (ES)	Abeinsa Asset Management, S.L.
Sanlucar Solar, S.A.	Seville (ES)	Abengoa Solar, S.A./Asa Environment
Siema Investment, S. L.	Madrid (ES)	Siema Technologies, S.L
Siema Technologies, S.L.	Madrid (ES)	Abengoa, S.A./Siema
Simosa I.T., S.A	Seville (ES)	Abengoa, S.A./Simosa, S.A.
Simosa, Serv. Integ. Manten y Operac., S.A.	Seville (ES)	Negocios Industriales y Comerciales, S.A./Abengoa, S.A.
Soc. Inver. En Ener. y Medioambiente, S.A. (Siema)	Seville (ES)	Abengoa, S.A./Negocios Industriales y Comerciales, S.A.
Sociedad Inversora Lineas de Brasil, S.L.	Seville (ES)	Asa Iberoamérica, S.L.

Appendices

Appendix XXI

Companies taxed under the Special Regime for Company Groups at 12.31.12 (Continuation)

Abengoa Tax Group Number 02/97
Company Name	Tax Address	Shareholding
Sol3G	Barcelona (ES)	Abengoa Solar, S.A.
Solaben Electricidad Diez, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Doce, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Nueve, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Ocho, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Once, S.A.	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Quince, S.A	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Seis	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solaben Electricidad Uno	Badajoz (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solar de Receptores de Andalucía, S.A.	Seville (ES)	Abengoa Solar, S.A./Abengoa Solar NT, S.A.
Solar Processes, S.A.(PS-20)	Seville (ES)	Abengoa Solar España, S.A.
Solargate Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Cuatro, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Dos , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Tres , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solargate Electricidad Uno , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Cinco, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Cuatro, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad Dos, S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar, S.A.
Solnova Electricidad Seis , S.A.	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solnova Electricidad Tres, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Electricidad, S.A.	Seville (ES)	Solnova Solar Inversiones, S.A.
Solnova Solar Inversiones, S. A	Seville (ES)	Abengoa Solar España, S.A.
Solúcar Andalucía FV1, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Andalucía FV2, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV1, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Castilla FV2, S. A	Seville (ES)	Abengoa Solar España, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV1, S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solúcar Extremadura FV2, S.A.	Seville (ES)	Abengoa Solar PV, S.A./Abengoa Solar NT, S.A.
Solugas Energía S.A.	Seville (ES)	Abengoa Solar NT, S.A./Abengoa Solar S.A.
South Africa Solar Investments, S.L.	Seville (ES)	Abengoa Solar Internacional, S.A.
South Africa Solar Ventures, S. L.	Seville (ES)	Abengoa Solar Internacional, S.A./Abengoa Solar Ventures, S.A
Telvent Implantación de Sistemas S.L	Madrid (ES)	Simosa I.T., S.A.
Teyma Gestión de Contratos de Construcción e Ingeniería	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A.
Zero Emissions Technologies, S.A.	Seville (ES)	Abeinsa Ingeniería y Construcción Industrial, S.A./Abengoa Hidrógeno, S.A.
Zeroemissions Carbon Trust, S. A	Seville (ES)	Zeroemissions Technologies, S.A./Abeinsa Ingeniería y Construcción Industrial, S.A.

Befesa Tax Group Number 13/05/B
Name	Tax Address	Shareholding
Befesa Medio Ambiente, S. L.	Vizcaya (ES)	Sociedad Dominante
Alianza Medioambiental, S. L.	Vizcaya (ES)	Befesa Medio Ambiente, S.L.
Befesa Aluminio Comercializadora, S.L.	Vizcaya (ES)	Befesa Aluminio, S.L.
Befesa Aluminio, S.L.	Vizcaya (ES)	Befesa Reciclaje de Residuos de Aluminio, S. L.
Befesa Desulfuración, S.A.	Barakaldo (ES)	Alianza Medioambiental, S.L.
Befesa Reciclaje de Residuos de Aluminio, S. L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Steel R & D, S.L.U.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Valorización de Azufre,S.L.U.	Vizcaya (ES)	Alianza Medioambiental, S.L.
Befesa Zinc Aser, S.A.	Vizcaya (ES)	Befesa Zinc, S.A.
Befesa Zinc Comercial, S.A.	Vizcaya (ES)	Befesa Zinc, S.A.
Befesa Zinc Oxido, S.L.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
Befesa Zinc, S.A.	Vizcaya (ES)	MRH-Residuos Metálicos, S.L.
MRH-Residuos Metálicos, S. L.	Vizcaya (ES)	Befesa Medio Ambiente, S.L.

Appendices

Appendix XXII

Condensed Financial Statement of the parent company

Condensed statements of financial position of Abengoa, S.A.
— Amounts in thousands of euros —

	12/13/2014	12/31/2013
Assets
Investment in affiliates	426.280	370,027
Loans to affiliates	10,913,743	8,773,808
Trade receivables	5,843	5,436
Cash and cash equivalents	175,173	1,030,404
Other assets	230,829	233,582

Total assets	11,751,868	10,413,257

Liabilities and Equity
Borrowings	398,565	1,825,522
Notes and bonds	1,826,092	1,536,558
Intercompany liabilities	7,601,207	5,256,534
Other Liabilities	363,532	437,836

Total Liabilities	10,189,396	9,056,450

Common Stock	91,799	91,857
Accumulated gains (losses)—net	538,147	312,901
Assets held for sale	830	808
Cash flow hedges	(78,756)	(62,637)
Additional paid-in capital	903,377	903,377
Retained earnings	107,074	110,501
Total shareholders's equity	1,562,471	1,356,807

Total liabilities and equities	11,751,868	10,413,257

Appendices

Appendix XXII

Condensed Financial Statement of the parent company (Continuation)

Condensed income statements of Abengoa, S.A.
— Amounts in thousands of euros —

	12/31/2014	12/31/2013	12/31/2012
Income from
Services	1,041,491	859,969	664,254
Interest	18,748	18,978	15,935
Other revenues	4,262	3,813	4,643
Other financial income	1,072,894	927,898	334,514

Total income	2,137,395	1,810,658	1,019,346

Expenses
Raw materials	(11,525)	(12,649)	(13,186)
Employee benefit expenses	(31,701)	(26,153)	(30,023)
Other operating expenses	(36,928)	(35,061)	(28,723)
Provisions and amortization	(721)	(681)	(684)
Interest	(882,284)	(739,868)	(598,451)
Other financial expenses	(942,097)	(759,914)	(232,398)

Total expenses	(1,905,256)	(1,574,326)	(903,465)

Income before income taxes	232,139	236,332	115,881
Income tax benefits (expense)	(30,674)	(42,536)	(610)

Profit for the year	201,465	193,796	115,271

Appendices

Appendix XXII

Condensed Financial Statement of the parent company (Continuation)

Condensed statements of other comprehensive income of Abengoa, S.A.
— Amounts in thousands of euros —

	12/31/2014	12/31/2013	12/31/2012
Profit for the year	201,465	193,796	115,271
Fair Value Cash-Flow Hedges	(19,903)	38,308	(12,321)
Tax Effect	5,971	(11,425)	3,764
Other Movements	—	—	—
Net Income/(Expenses) recognised directly in Equity	(13,932)	26,883	(8,557)
Fair Value Cash-Flow Hedges	—	(1,031)	(7,695)
Tax Effect	(2,188)	309	2,308
Transfers to Income Statement	(2,188)	(722)	(5,387)
Other Comprehensive Income	185,345	219,957	101,327

Appendices

Appendix XXII

Condensed Financial Statement of the parent company (Continuation)

Condensed cash flow statements of Abengoa, S.A.
— Amounts in thousands of euros —

	12/31/2014	12/31/2013	12/31/2012
Cash Flow from operating activities	260,493	254,912	137,111
Cash Flow—investing activities
Decrease (increase) in investment and advance to affiliates	(2,208,209)	(1,257,363)	(2,118,333)
Net decrease (increase) in other assets	(26,293)	148,113	25,746
Cash used for investing activities	(2,234,502)	(1,109,250)	(2,092,587)
Cash Flow—financing activities
Net increases in borrowings and other liabilities	1,161,375	975,419	501,194
Dividend paid to shareowner	(39,057)	(37,446)	(36,632)
Other	(3,540)	411,016	(6,075)
Cash from financing activities	1,118,778	1,348,989	458,487
Increase (decrease) in cash and cash equivalents during the
year	(855,231)	494,651	(1,496,989)
Cash and cash equivalent at the beginning of the year	1,030,404	535,753	2,032,742
Cash and cash equivalent at the end of the year	175,173	1,030,404	535,753

Appendices

Appendix XXII

Condensed Financial Statement of the parent company (Continuation)

Notes to the Condensed Financial Statements

        Schedule I has been provided pursuant to the requirements of Rule 12- 04(a) and 5-04-(c) of Regulation SX, of the US Securities and Exchange Commission (SEC) which require condensed financial information as to the financial position, change in financial position, results of operations of a parent company, other comprehensive income statement and cash flow statement as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

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

b)
As of December 31, 2014 and 2013 there were no material contingencies, significant provisions of longterm obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the Consolidated Financial Statements, if any.

c)
For years ended December 31, 2014, 2013 and 2012, cash dividends of €134,199 thousand, €104,202 thousand and €104,205 thousand were declared to the Company by its consolidated subsidiaries or associates, respectively.

Appendices

Appendix XXII

Condensed Financial Statement of the parent company (Continuation)

Reconciliation IFRS—Abengoa

IFRS Profit/(Loss) Reconciliation	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Parent only—IFRS (loss) profit for the period	201,465	193,796	115,271
Additional profit/(loss) if subsidiaries had been accounted for using the equity method of accounting as opposed to cost method	(76,173)	(92,351)	(59,901)
Consolidated IFRS profit/(loss) for the period attributable to the parent company	125,292	101,445	55,370

IFRS Equity Reconciliation	As of December 31, 2014	As of December 31, 2013
Parent only—IFRS (loss) shareholders equity	1,562,471	1,356,807
Additional profit/(loss) if subsidiaries had been accounted for on the equity method of a accounting as opposed to cost method	(117,201)	(35,953)
Consolidated IFRS shareholders equity attributable to the parent company	1,445,270	1,320,854